Form 20-F
period 2014-12-31
Xunlei Ltd
filed 2015-04-20
CIK 1510593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35224

Xunlei Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Tao Thomas Wu, Chief Financial Officer

Telephone: +86-755-3391-2900

Email: tom.wu@xunlei.com

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing five common shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Common shares, par value US$0.00025 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 328,693, 840 common shares as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” or “Xunlei” refers to Xunlei Limited, a Cayman Islands company, its subsidiaries, its variable interest entity, or VIE, and the VIE’s subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“digital media content” refers to videos, music, games, software and documents transmitted in digital form;

•	“monthly active users” refers to the number of internet users who activated and used a Xunlei acceleration product for at least 60 minutes within a month; under this method, a user that activated and used multiple Xunlei acceleration products with the same user information would count only once no matter how many times such user activated and used the acceleration products;

•	“monthly unique visitors,” in relation to our platform, refers to the number of different individual visitors who accessed Xunlei products (including websites and software) on our platform from the same computer at least once within a month; under this method, a user who accessed Xunlei products from two different computers would count as two unique visitors. In relation to our Xunlei Kankan website, “monthly unique visitors” refers to the number of different individual visitors to our Xunlei Kankan website from the same computers, and each visitor counts only once no matter how many times he or she accesses the Xunlei Kankan website from the same computer;

•	“shares” or “common shares” refers to our common shares, par value US$0.00025 per share;

•	“ADSs” refers to our American depositary shares, each representing five common shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. On December 31, 2014, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2046 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our business strategies, including the strategies to streamline our business and continue moving toward mobile internet;

•	our future business development, results of operations and financial condition;

•	our ability to maintain and strengthen our market position in China;

•	our ability to retain subscribers for our premium acceleration and other services;

•	our ability to develop new products and services and attract, maintain and monetize user traffic;

•	trends and competition in the internet industry in China;

•	rules and regulations governing the internet industry in China;

•	our ability to handle intellectual property rights-related matters; and

•	general economic and business conditions in China.

You should not place undue reliance on these forward-looking statements and you should read these statements in conjunction other sections of this annual report, in particular the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, we operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the year ended December 31, 2011 and the selected consolidated balance sheets data as of December 31, 2012 have been derived from our audited consolidated financial statements which are not included in this annual report. We have not included financial information for the year ended December 31, 2010 or the consolidated balance sheet data as of December 31, 2011, as such information is not available on a basis that is consistent with the consolidated financial information available for the years ended December 31, 2011, 2012, 2013 and 2014 and cannot be obtained without unreasonable effort or expense. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

(in thousands of US$, except for share, per share and per ADS data)	For the Year Ended December 31,
	2011	2012	2013	2014
Revenues, net of rebates and discounts	87,471	148,200	180,244	182,887
Business tax and surcharges	(5,569)	(7,679)	(5,650)	(3,358)

Net Revenues	81,902	140,521	174,594	179,529
Cost of revenues	(48,068)	(84,012)	(93,260)	(98,459)

Gross profit	33,834	56,509	81,334	81,070
Operating expenses(1)
Research and development expenses	(12,142)	(20,357)	(28,832)	(35,287)
Sales and marketing expenses	(10,966)	(20,219)	(26,610)	(29,253)
General and administrative expenses	(18,601)	(18,474)	(23,073)	(29,960)

Total operating expenses	(41,709)	(59,050)	(78,515)	(94,500)

Net gain from exchanges of content copyrights	4,742	4,666	1,020	1,556

Operating (loss)/income	(3,133)	2,125	3,839	(11,874)
Interest income	270	1,377	1,189	6,733
Interest expense	(339)	(1,400)	—	(163)
Other income, net	1,415	564	4,679	13,966
Shares of (loss)/income from equity investees	(7)	(45)	25	(259)

(Loss)/income before income tax	(1,794)	2,621	9,732	8,403
Income tax benefit/(expense)	1,783	(2,239)	647	1,459

Net income/(loss)	(11)	382	10,379	9,862
Less: net loss attributable to the non-controlling interest	(1)	(121)	(283)	(950)

Net income/(loss) attributable to Xunlei Limited	(10)	503	10,662	10,812

Beneficial conversion feature of series C convertible preferred shares from their modification	—	(286)	—	—
Deemed contribution from series C preferred shareholders	—	2,979	—	—
Contingent beneficial conversion feature of series C to a series C shareholder	—	—	—	(57)
Deemed dividend to series D shareholder from its modification	—	—	—	(279)
Accretion of series D to convertible redeemable preferred shares redemption value	—	(3,509)	(4,300)	(1,870)
Accretion of series E to convertible redeemable preferred shares redemption value	—	—	—	(12,754)
Amortization of beneficial conversion feature of series E	—	—	—	(4,139)
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	—	—	—	(49,346)
Deemed dividend to certain shareholders from repurchase of shares	—	—	—	(14,926)
Deemed dividend to preferred shareholders upon initial public offering	—	—	—	(32,807)
Allocation of net income to participating preferred shareholders	—	—	(4,094)	—

Net (loss)/income attributable to Xunlei Limited’s common shareholders	(10)	(313)	2,268	(105,366)
Weighted average number of common shares outstanding
Basic	59,143,208	61,447,372	61,447,372	194,711,227
Diluted	59,143,208	61,447,372	76,065,898	194,711,227
Net (loss)/income per share attributable to Xunlei Limited
Basic	(0.00)	(0.01)	0.04	(0.54)
Diluted	(0.00)	(0.01)	0.01	(0.54)
Net (loss)/income attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic			0.01	(2.70)
Diluted			0.01	(2.70)

Note:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
(in thousands of US$)	2011	2012	2013	2014
Research and development expenses	898	1,085	973	1,171
Sales and marketing expenses	73	46	43	66
General and administrative expenses	1,128	1,102	1,080	6,407

Total share-based compensation expenses	2,099	2,233	2,096	7,644

(2)	Each ADS represents five common shares. Net income/(loss) attributable to holders of common shares of Xunlei Limited per ADS is calculated based on Net (loss)/income per share attributable to Xunlei Limited and multiplied by five.

(in thousands of US$)	2012	2013	2014
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	81,906	93,906	404,275
Short-term investments	6,523	40,993	29,427
Total current assets	163,830	193,781	495,309
Total assets	202,204	244,403	580,362

Accounts payables (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 62,603 and USD 49,771 as of December 31, 2013 and 2014, respectively)	31,834	39,820	40,204
Total current liabilities	79,544	105,385	102,551
Total liabilities	97,886	124,835	123,341

Mezzanine equity	35,990	40,290	—
Total Xunlei Limited’s shareholders’ equity	67,968	79,194	457,891

Non-controlling interest	360	84	(870)

Total liabilities, mezzanine equity and shareholders’ equity	202,204	244,403	580,362

	For the Year Ended December 31,
(in thousands of US$)	2011	2012	2013	2014
Selected Cash Flow Statement Data:
Net cash generated from operating activities	18,277	59,914	85,533	48,202
Net cash used in investing activities	(36,875)	(49,490)	(78,352)	(70,546)
Net cash generated from financing activities	50,032	17,692	2,487	333,268
Net increase in cash and cash equivalents	31,434	28,116	9,668	310,924
Effect of exchange rates on cash and cash equivalents	562	441	2,332	(555)
Cash and cash equivalents at beginning of year	21,353	53,349	81,906	93,906
Cash and cash equivalents at end of year	53,349	81,906	93,906	404,275

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks related to our business

We have a relatively limited operating history; our business model is currently undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance.

We have a relatively limited operating history. We launched our core product, Xunlei Accelerator, in 2004 and cloud acceleration subscription services in 2009 to enable users to quickly access and consume digital media content. These cloud acceleration products have rapidly achieved nationwide popularity in the past few years. Coupled with our core products and services, we provided a range of internet value-added services as well as online video streaming. Revenues from our cloud acceleration subscription services have significantly increased since 2009 while revenues from our online advertising and other internet value-added services have increased steadily over the years. However, our business model is currently undergoing significant innovation and transition, including the streamlining of our businesses and more importantly, our continued transition to mobile internet. For example, although our mobile acceleration software has been officially adopted by Xiaomi’s latest operating system and installed on Xiaomi phones, and we intend to explore relationships with other smartphone makers to achieve broader acceptance of the Xunlei mobile products, we have not yet begun monetizing our mobile products and have not formed significant business partnerships with smartphone makers other than Xiaomi, and cannot assure you that our mobile strategy will succeed.

We are also devoting significant energy to continue to develop Project Crystal, our ongoing innovation in crowdsourcing for idle bandwidth and potentially storage from our users. Project Crystal targets to utilize our users’ computing power for bandwidth and storage in the same way our traditional acceleration products utilize users’ computing power for establishing and indexing files. The project is still in its early stages and we have not generated meaningful cost savings or revenues from it, and cannot assure you as to its future prospects.

In addition, as part of our initiative to streamline existing businesses, on March 31, 2015, we entered into a legally binding framework agreement with an independent third party to sell our entire stake in our online video streaming platform, Xunlei Kankan, for a consideration of RMB130 million. The completion of the transaction is subject to the signing of a definitive purchase agreement and the fulfillment of closing conditions contained therein. Although we expect benefits such as a more streamlined, efficient business model and reduced content costs as a result of the sale of Xunlei Kankan, Xunlei Kankan contributed to a significant portion of our revenues in the past, and the sale of the business, if completed, may have material adverse impact on our results of operations.

Furthermore, our PC-based download acceleration subscriptions have declined recently, partly due to the ongoing and increased government scrutiny of internet content in China. Although we continue to enhance and update our products in order to make them attractive to our subscribers, our efforts may not be successful. Our subscriber base declined from 5.1 million as of December 31, 2013 to 4.9 million as of December 31, 2014. See “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.” and “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China, recently strengthened, may adversely affect our business, and we may be liable for the digital media content on our platform.”

Due to the abovementioned factors, our historical growth rate may not be indicative of our future performance, and we cannot assure you that we will grow at the same rate as we did in the past, if at all.

We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.

Our platform had an average of approximately 306 million monthly unique visitors in 2014, according to iResearch. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

Our number of subscribers has recently experienced a decline partly due to the increasing scrutiny over internet content from the Chinese government, and may experience further downward pressure in the future. With a government campaign against inappropriate internet content launched in April 2014, we have had to increase the monitoring of content on our platform. All the measures we adopt in response to increasing regulatory scrutiny may materially and adversely affect user experience on our platform and make our services less attractive to our subscribers, leading to a decline in the number of subscribers. We saw a reduction in the number of total subscribers from 5.1 million as of December 31, 2013 to 4.9 million as of December 31, 2014, and permitted temporary suspension of services by about 350,000 existing subscribers as of December 31, 2014. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a further decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China, recently strengthened, may adversely affect our business, and we may be liable for the digital media content on our platform.”

In the long term, even without taking into account the abovementioned government restrictions, we cannot assure you that we would be able to retain our large user or subscriber base. For example, our efforts to provide greater incentives for our users to subscribe, including marketing activities to highlight the value of differentiated subscriber-only services, such as Green Channel and Offline Accelerator, may not continue to succeed. Our subscribers may stop their subscriptions or other spending on our products or services because we no longer serve their needs or if we are unable to offer a satisfying user experience or successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, which would adversely impact our business, results of operations and prospects.

If we are unable to successfully capture and retain the growing number of mobile internet users or if we are unable to successfully monetize our mobile products, our business, financial condition and results of operations may be materially and adversely affected.

An increasing number of users access our products and services through mobile devices, and the transition to mobile internet is a key part of our current business strategies. Products such as Xunlei Accelerator are now available to users from PCs as well as mobile devices, and we intend to continue expanding the number of mobile products we offer. An important element of our strategy to transition to mobile internet is to continue to further develop features for our mobile products and to develop new mobile products to capture a greater share of the growing number of users that access internet services such as ours through mobile devices. As new laptops, mobile devices and operating systems are continually being released, it is difficult to predict the problems we may encounter in developing our products for use on these devices and operating systems, and we may need to devote significant resources to create, support and maintain these services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that the companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products may result in user dissatisfaction with our products, which could damage our brand and have a material and adverse effect on our financial results. In addition, the lower resolution, functionality and memory associated with some mobile devices may make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to attract users. Manufacturers or distributors may establish unique technical standards for their devices and, as a result, our products may not work or work properly or be viewable on all devices on which they are installed. Furthermore, new, comparable products which are specifically created to function on mobile operating systems, as compared to some of our products that were originally designed to be accessed from PCs, and such new entrants may operate more effectively on mobile devices than our mobile products do.

Although we have not begun monetizing our mobile products, if we are unable to attract and retain the increasing number of users who access our products through mobile devices, or if we are slower than our competitors in developing attractive services adaptable for mobile devices, we may fail to capture a significant share of an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of users who access our services through mobile devices, we may not be able to successfully monetize them in the future. For example, because of the inherent limitations of mobile devices, we may not be able to provide as many kinds of products on mobile devices as we do on PC, which may limit the monetization potential of our mobile products and services.

If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry is rapidly evolving and subject to continual technological changes. As the internet infrastructure continues to develop, the internet may become more easily accessible through alternative technological innovations in the future, which may make our existing products and services less attractive to our users, and we may lose our existing users and fail to attract new users, which may further adversely impact our business, financial condition and results of operations.

In addition, user demand for internet content may also shift over time. Currently, internet users appear to have significant demand for multimedia acceleration, online games and online streaming services, and we expect such demand to continue. However, we cannot assure you that the behavior of internet users will not change in the future. If we do not upgrade our services in response to changes in user demand in an effective and timely manner, the number of our users and advertisers may decrease. Furthermore, changes in technologies and user demand may require substantial capital expenditures in product development and infrastructure. To further expand our user base and offer our users a wider range of access points, we are expanding our business to mobile devices in part through potentially pre-installed acceleration products in mobile phones. In addition, we are continually developing and upgrading products and services and seeking strategic cooperation with hardware manufacturers such as smartphone makers, which may require significant resources from us. If our innovations cannot respond to the needs of our users or if our users are not attracted to our upgraded or new products and services, we may not be able to maintain or expand our user base, and our business, results of operations and prospects may be materially and adversely affected.

We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business.

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights.

In May 2014, we entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and six major U.S. entertainment content providers, which are the members of MPAA. Under this agreement, we agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. Among these content protection measures, we agreed to (1) implement a filtering system that will be applied to these content providers’ video content, (2) filter these content providers’ video content prior to making any such content available to our users through our websites or client applications, (3) adopt state-of-the-art fingerprinting-based filtering technologies, (4) cooperate with these content providers going forward to ensure the effectiveness of our content protection measures, and (5) incorporate additional content protection measures to the extent that they are necessary to effectively protect against copyright infringement. We may not be able to fulfill all of our obligations under such agreement in a timely manner, due to a variety of factors which may be outside of our control. In addition, even if we comply with all of our obligations under the content protection agreement, the implementation of content protection measures may affect our users’ experience or otherwise make our services and products less competitive than those of our competitors, which could in turn materially and adversely affect our business, financial condition and results of operations. In January 2015, a number of MPAA member studios filed copyright infringement lawsuits against us in the Shenzhen Nanshan District Court in China, and the cases are awaiting trial as of the date of this annual report. Although we expect that the outcome of these lawsuits would not have a substantial negative impact on our financials, we cannot provide you with any estimate as to such outcome or assure you that it would not have material adverse impact upon our business. Even if we won the court ruling for these current proceedings or ultimately reached settlement with MPAA and the relevant members, we cannot assure you that any of these parties would not initiate other proceedings against us. Also see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain content and games in our network or on one or more of our websites infringe their copyrights or the copyrights of third parties. These notices may threaten to take legal actions against us or request us to cease distribution, marketing or displaying such content or games on our network or websites. Claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, such as the legal proceeding initiated by MPAA members or any potential legal proceedings that may be initiated by, for example, the Motion Picture Association Inc., with or without merit, may lead to damage awards and/or court orders, diversion of our management’s attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects. In addition, a significant number of these claims relate to content on Xunlei Kankan, and if we successfully complete our proposed sale of Xunlei Kankan to a third party buyer pursuant to a binding framework agreement we entered into dated as of March 31, 2015, our future exposure to claims in relation to intellectual property may significantly decrease, although we still expect to face a number of copyright infringement claims and other related claims in the future in relation to our other products and services.

We were subject to a number of lawsuits in China for alleged copyright infringements over the years, a number of which are still outstanding as of the date of this annual report. Although we have not been, nor are we currently a party to or aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial position or results of operations, these existing and future claims may divert our management’s attention and financial resources and adversely impact our business.

The premium acceleration services and other value-added services we provide to our subscribers may expose us to additional copyright infringement claims, which could materially and adversely affect our existing business model.

We provide subscribers with limited space to temporarily store content downloaded on our servers for optimal acceleration performance. Subscribers may also request our cloud servers to transmit a file on their behalf and upload it to their properties. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud accelerator—Subscription services.” In addition, certain of our services allow users to upload files after they create accounts with us, converting the files into links and sharing such links with designated persons. We may be liable for transmitting or temporarily storing content or creating links representing content on behalf of our subscribers if such content infringes third-party intellectual property rights, and any such potential legal liabilities could materially and adversely affect our business.

Our technologies, business methods and services, including those relating to our resource discovery network, may be subject to third-party patent claims or rights, such as issued patents or pending patent applications, that limit or prevent their use.

We cannot assure you that our technologies, business methods and services, including those relating to our resource discovery network, will be free from claims of patent infringements, and that holders of patents would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Based on our own analysis, we do not believe that we are currently infringing any third-party patents of which we are aware. However, our analysis may have failed to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our business, and our results of operations could be materially and adversely affected.

The intellectual property protection mechanism we have implemented may not be effective or sufficient and may subject us to future litigation or result in our inability to continue providing certain of our existing services in China.

We may not have obtained licenses for all digital media content available via our services and the scope of the licenses we obtained for certain content may not be broad enough to cover all the methods we currently employ to distribute, market or display such content. For digital media content we have lawfully obtained from an authorized licensor, we may not be able to timely detect the expiration of the licensing period of certain of the content available via our services and disable access to such content via our services in a timely manner. We have been involved in litigations based on allegations from rights owners that we have infringed their copyright interests in such content. Assisted by our intellectual property team dedicated to copyright protection, for example, we have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review the content we license before it is released and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder. See also “Item 4. Information on the Company—B. Business—Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content available on Xunlei Kankan or accessible through our resource discovery network and other services, we generally do not seek to identify infringing content absent receiving any notice of infringement. If we successfully complete our proposed sale of Xunlei Kankan to a third party buyer pursuant to the binding framework agreement dated March 31, 2015, our exposure to claims in relation to intellectual property may be significantly reduced in the future, and we expect to adjust our monitoring procedures in relation to intellectual property and devote more resources to the monitoring of content accessible via our core services. For details of our proposed sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.”

In addition, we organize and recommend to our users digital media content accessible through our services and provided on certain reputable audio-visual websites that have cooperation relationships with us. As such, we may be exposed to the risk of copyright infringement liability in the event that such content has not been duly licensed to us or to the operators of those websites. Moreover, some rights owners may not send us a notice before bringing lawsuits against us. Thus, our inability to identify unauthorized content hosted on our website or servers or accessible through our network subjects us to claims of infringement of third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

The validity, enforceability and scope of protection of intellectual property in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of intellectual property infringement claims. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of internet dissemination in December 2012. This judicial interpretation provides that the courts will require service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from rights holders, but also links or content they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. This interpretation may subject us and other internet service providers to significant administrative burdens and litigation risks. See “Item 4. Key Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights.” Interested parties may lobby for more robust intellectual property protection in jurisdictions in which we conduct business or may conduct business, and intellectual property laws in China and other such jurisdictions may become less favorable to our business. Intellectual property litigation may be expensive and time-consuming and could divert management attention and resources. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or seek royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain the required licenses on a timely basis could harm our business. Any intellectual property litigation and/or any negative publicity by third parties alleging our intellectual property infringement could have a material adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or, in extreme cases, terminate some of our services. Any of such changes could materially affect our users’ experience and in turn have a material adverse impact on our business.

We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our services in the United States and other jurisdictions, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or for other reasons. We have attracted and expect to continue to attract attention from intellectual property owners outside of China, despite our efforts to control access to our products and services by users outside China. For example, the Recording Industry Association of America filed a letter with the Office of the United States Trade Representative in November 2010 accusing certain of our divested or discontinued products of facilitating intellectual property infringement. Although we take steps to block IP addresses that are located in certain jurisdictions, including the United States, from accessing certain of our services, due to technological limitations, such efforts may not be 100% successful, and any unintended access to our services may increase our risk of becoming subject to copyright laws in such jurisdictions. Even if our efforts to block IP addresses located in the United States or other jurisdictions are successful, recent efforts to amend the laws in such jurisdictions, such as bills intended to expand the extraterritorial scope of the U.S. Copyright Act, may increase our risk of becoming subject to copyright laws in such jurisdictions. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

Although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards or “safe harbors” from claims in the United States for monetary relief for copyright infringement for certain entities that host user-uploaded content or provide information location tools that may link to infringing content, these safe harbors apply only to companies that comply with specified statutory requirements. We do not currently satisfy all of the statutory requirements of any DMCA safe harbor. If we are ever held to be subject to United States copyright law, that could increase our risk of direct or indirect copyright liability for our resource discovery, acceleration or other services. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our website, (iii) discontinue products or services and/or (iv) seek royalty or license agreements that may not be available on commercially reasonable terms or at all.

We may not be able to prevent unauthorized use of our intellectual property or disclosure of our trade secrets and other proprietary information, which could reduce demand for our services and have material and adverse impact on our business, financial condition and results of operations.

Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are important assets for us. Events that are outside of our control may pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in China and some other jurisdictions in which our services are distributed or made available through the internet. Also, the efforts we have made to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our competitiveness. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to conduct our business and harm our results of operations.

We seek to obtain patent protection for our innovations. However, it is possible that patent protection may not be available for some of these innovations. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect our trade secrets and other proprietary information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover our trade secrets and proprietary information, in which case we could not assert such trade secret rights against such parties. Any unauthorized disclosure or independent discovery of our trade secrets would deprive us of the associated competitive advantages. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

The success of our business depends on our ability to maintain and enhance a strong brand. If we fail to sustain or improve the strength of our brand, we may subsequently experience difficulty in maintaining market share.

We believe that maintaining and enhancing our Xunlei brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers, subscribers and paying users. Since the Chinese internet market is highly competitive, maintaining and enhancing our brand depends largely on our ability to retain a significant market share in China, which may be difficult and expensive.

We have developed our reputation and established a leading position by providing our users with a superior acceleration and video viewing experience. We will continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or our marketing or promotion practices, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users and advertisers. Historically, there has been negative publicity about our company, our products and services and certain key members of our management team, which has adversely affected our brand, public image and reputation. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected.

System failure, interruptions and downtime, including those caused by cyber attacks or network issues, can result in user dissatisfaction and adverse publicity, and our business, financial condition and results of operations may be materially and adversely affected.

Our operations rely on our networks and servers, which can suffer system failures, interruptions and downtime. Our network systems are vulnerable to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunication failures, computer hacking and similar events despite our implementation of security measures, which may cause interruptions to the services we provide, degrade the user experience, or cause users to lose confidence in our products. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions, employee error or malfeasance, government surveillance, or other factors.

The satisfactory performance, stability, security and availability of our websites and our network infrastructure are critical to our reputation and our ability to attract and retain users and advertisers. Our network contains information regarding file index, advertising records, premium licensed digital media content and various other facets of the business to assist management and help ensure effective communication among various departments and offices of our company. Any failure to maintain the satisfactory performance, stability, security and availability of our network, website or technology platform, whether such failure results from intentional cyber attacks by hackers, from issues with our own technology and team or from other factors beyond our control, may cause significant harm to our reputation and impact our ability to attract and maintain users and business partners.

From time to time, our users in certain locations may not be able to gain access to our network or our websites for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, internet connection problems or other reasons. Although we have not experienced extended periods of such server interruptions, power shutdowns or internet connection problems across our entire network, we cannot assure you that such instances will not occur in the future. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our network or website, could reduce the attractiveness of our service offerings. In addition, any substantial increase in the volume of traffic on our network or website will require us to increase our investment in bandwidth, expand and further upgrade our technology platform. We do not maintain insurance policies covering losses relating to our network systems. As a result, any system failure, interruptions or network downtime for an extended period may have a material adverse impact on our revenues and results of operations.

If we fail to retain existing advertisers or attract new advertisers, our revenues may be materially and adversely affected.

Historically, we generate a substantial portion of our revenues from online advertising. The revenues generated from online advertising decreased by 22.3% from US$61.8 million in the year ended December 31, 2012 to US$48.0 million in the year ended December 31, 2013 and by 20.1% from 2013 to US$38.4 million in the year ended December 31, 2014, as a result of our discontinuing the delivering of advertisements on Xunlei Accelerator to further improve our user experience and enhance user engagement on Xunlei Accelerator. We cannot assure you that we can continue to retain our advertising agencies and advertisers or attract new advertising agencies and advertisers. The number of advertisers that use our online advertising services decreased from 485 in 2011 to 420 in 2012, 399 in 2013, and further to 252 in 2014. If we cannot retain our existing advertisers or develop new advertisers in the future, our revenues generated from online advertising will be materially and negatively affected. Since our arrangements with third-party advertising agencies are typically one-year framework agreements, such advertising arrangements may be easily amended or terminated without incurring liabilities.

A number of our advertisers are e-commerce companies and online game operators. The online game and e-commerce industries in China are rapidly evolving, and the growth of these industries and their demand for online advertising services is uncertain and may be affected by factors out of our control. We also have significant brand advertising and are seeking to further expand this portion of advertising. However, we cannot assure you that we will be able to retain existing advertising agencies and advertisers or attract more advertising agencies and advertisers for brand advertising, and if we fail to do so, our business, results of operations and prospects may be materially and adversely affected.

In addition, as Xunlei Kankan contributed a significant portion of our advertising revenues and advertisers on Xunlei Kankan constitute a majority of our advertisers, we expect that our revenue from online advertising and our number of advertisers will experience further significant decrease if we complete our sale of Xunlei Kankan as planned.

We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulations by the relevant PRC governmental authorities including the State Council, the Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT, the General Administration of Press and Publication, Radio, Film and Television (established in March 2013 as a result of institutional reform integrating the State Administration of Radio, Film and Television, and the General Administration of Press and Publication), or GAPPRFT, Ministry of Culture, or MOC and other relevant government authorities. Together these government authorities promulgate and enforce regulations that cover many aspects of operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

A license for online transmission of audio-visual programs is required for the display of video content on our websites. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online transmission of audio-visual programs.” Shenzhen Xunlei Networking Technologies, Co., Ltd., or Shenzhen Xunlei, our VIE and the operator of our online video streaming platform, has obtained a license for online transmission of audio-visual programs. The list of websites covered by such license has not included www.xunlei.com and the list of terminals has not included mobile and TV devices. In addition, the business categories as indicated in such license fail to cover all the business activities that we are currently engaging, such as the transmission of political news. We plan to apply for an update of our license for online transmission of audio-visual programs to cover the www.xunlei.com website, the terminals of mobile devices and TVs and expanding the business categories to cover all of our current business activities. However, we cannot assure you that we will be able to obtain such updated license in a timely manner or at all. Due to our failure to update our license for online transmission of audio-visual programs, we may be given a warning, ordered to rectify our violations and/or fined up to RMB30,000. In severe cases, our license for online transmission of audio-visual programs may be revoked.

We source digital media content from various content providers, including China-based television and movie production studios, online video sites, media companies and online game companies. In dealing with content providers, we take a series of measures to monitor and protect copyright of such content. For details of such content monitoring and copyright protection measures, see “Item 4. Information on the Company—B. Business Overview—Intellectual property—Digital media data monitoring and copyright protection.” However, we cannot guarantee that the content providers have the legal right to license us the content or are in full compliance with all the relevant PRC permits and licenses set forth by GAPPRFT, and the remedies provided by these content providers, if any, may not be sufficient to compensate us for potential regulatory sanctions imposed by GAPPRFT due to violations of the approval and permit requirements. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our website or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of the applicable regulations. We also source some audio-visual programs directly from foreign content providers. PRC law requires approval from and registration with GAPPRFT for introducing and broadcasting foreign movies and television programs into China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on foreign movies and television programs.” We are in the process of applying for the approval and registration in relation to introducing and broadcasting such foreign audio-visual programs into China, but we have not obtained relevant approvals from nor completed the registration with GAPPRFT. In practice, it is not uncommon for internet content providers in China to introduce and broadcast foreign audio-visual programs without such approvals. If GAPPRFT or its local branch specifically determines and requires us to rectify and obtain the approvals for our introduction and online broadcasting of overseas audio-visual programs, we may not be able to obtain such approval in a timely manner or at all. In such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

Pursuant to the relevant PRC regulations promulgated by the State Council Information Office, or SCIO, internet news information service entities engaging in news publishing services, current political news bulletin board services or dissemination of current political news to the public via internet are required to obtain an internet news license from SCIO. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on internet news dissemination.” The content we currently provide on our websites include some current political news from third party news providers. Currently we do not hold an internet news license from SCIO and we plan to apply for such internet news license. However, we cannot assure you that we will be able to obtain such license in a timely manner or at all. If we fail to obtain such license or fail to timely remove the current political news related content due to the large volume of content we provide, we may be ordered by SCIO or the local SCIO branches at the provincial level to cease any internet news services, and in severe cases, as determined by SCIO or the local SCIO branches in writing, MIIT may order us to cease all the internet information services or require the internet service provider to disconnect us from the internet.

If the PRC government considers that we were operating without the proper licenses or approvals or promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business, it has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Concerns about collection and use of personal data could damage our reputation, deter current and potential users from using our services and substantially harm our business and results of operations.

Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries, VIE and its subsidiaries are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without such users’ consent. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People’s Congress and MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of information of users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results.

We apply strict management and protection to any information provided by users, and under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving and concerns about the security of personal data could also lead to a decline in general usage of our products and services, which could lead to lower user numbers. For example, if the PRC government authorities require real-name registration by our users, our user numbers may decrease and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related business and companies.” In addition, we may become subject to the data protection or personal privacy laws of jurisdictions outside of China, where more stringent requirements may be imposed on us and we may have to allocate more resources to comply with the legal requirements, and our user numbers may further decrease. A significant reduction in user numbers could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to collect accounts receivable in a timely manner or at all, our financial condition, results of operations and prospects may be materially and adversely affected.

A large portion of our advertising revenues are generated from a limited number of advertising agencies. We typically enter into advertising agreements with third-party advertising agencies that represent the advertisers, and under these agreements, the advertising fees are paid to us by the advertising agencies after we deliver our services. In consideration for the third-party advertising agencies’ services, we pay them rebates based on the value of business they bring to us. Thus, the financial soundness of our advertisers and advertising agencies with whom we sign these advertising contracts may affect our collection of accounts receivable. We make a credit assessment of our advertisers and advertising agencies to evaluate the collectability of the advertising service fees before entering into any advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising agency or advertiser, as applicable, and any inability of advertisers or advertising agencies, especially those that accounted for a significant percentage of our amounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that we have business relationships with demand higher rebates for their agency services, our results of operations will be materially and adversely affected.

We may not be able to generate sufficient cash from operations or to obtain sufficient capital to meet the additional capital requirements of our changing business.

In order to implement our development strategies, including our strategies to transition to mobile internet and continue working on Project Crystal, we will make continual capital investments in terms of devoting more research and development efforts into investigating user needs and develop new mobile products and update existing ones, continue enhancing the technologies involved in Project Crystal and provide more frequent updates to our existing products. Thus, we will continue to incur substantial capital expenditures on an ongoing basis, and it may become difficult for us to meet such capital requirements.

To date, we have financed our operations primarily through cash flow from operations and, to a lesser degree, proceeds from private placements of preferred shares, our initial public offering and bank loans. However, if we fail to retain a sufficient number of users and continue to convert such users into paying users or subscribers, we may not be able to generate sufficient revenues to cover our business development strategies, including our continued transition to mobile internet and the continued expansion of Project Crystal, and our business may be materially and adversely affected.

We may obtain additional financing, including from equity offerings and debt financings in capital markets, to fund the operation and planned expansion of our business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities by companies in our industry; and

•	macroeconomic, political and other conditions in China and elsewhere.

If we cannot obtain sufficient capital to meet our capital expenditure needs, we may not be able to execute our growth strategies and our business, results of operations and prospects may be materially and adversely affected.

Our costs and expenses, such as research and development expenses, may increase and our results of operations may be adversely affected.

The operation of our extensive resource discovery network and our online video and online game business require significant upfront capital expenditures as well as continual, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, in equipment to increase our network capacity and in expanding the content library for our online video business. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we plan to continue devoting resources in the development of Project Crystal and the development and updating of our mobile products. Most of our capital expenditures, such as expenditures on servers and other equipment, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees up front. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we over-estimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

In addition, bandwidth and other costs are subject to change and are determined by market supply and demand. For example, the market prices for professionally produced digital media content have increased significantly in China during the past few years, and there have been increases in the relevant license fees. In addition, if bandwidth and other providers cease their business with us or raise the prices of their products and services, we will incur additional costs to find alternative service providers or to accept the increased costs in order to provide our services, although we expect that crowdsourced bandwidth obtained through Project Crystal may offset some of the bandwidth costs and our contemplated sale of Xunlei Kankan may reduce our bandwidth costs. If we cannot pass on our costs and expenses to our users, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our users, our results of operations may be adversely affected and we may fail to achieve profitability.

We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to successfully implement our plan to acquire exclusive rights to operate and sub-license games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.

Since 2010, we have entered into exclusive operating agreements with online game developers so that we can gain exclusive rights to certain online games and, in addition to offering these games on our own websites, also have the option of sub-licensing these games to other websites to diversify our game revenue stream. Exclusive arrangements of this type require more initial capital investment in acquiring operating rights for the games, and involve more business risks, such as risks associated with the potential failure to find appropriate sub-licensees for the games or failure to engage a sufficient number of game players to make these games profitable for us. We expect that we will continue to make investments to acquire operating rights under such exclusive operating arrangements. If we are unable to generate sufficient revenues in these markets to obtain sufficient return for our investments, our future results of operations and financial condition could be materially and adversely affected.

In addition, to operate online games in China, a variety of permits and approvals are required. For example, publication of online games, music works and other internet publishing activities are subject to the regulation of the GAPPRFT, which requires operators of online games and other internet publishing services to obtain an internet publication license prior to providing any such services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on internet publication.” Shenzhen Xunlei has obtained an internet publication license for the publication of internet games and is in the process of applying for expansion of the business scope therein to include the publication of music works and other internet publishing activities, and Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, is in the process of applying for the internet publication license for its publication of online games. However, there is no assurance that we will be granted such licenses. Applicable regulations also specify that each online game must be screened and approved in advance by GAPPRFT before it is allowed to be launched online. Also, an imported online game should be approved in advance by MOC before its initial operation while a domestically developed online game should be filed with MOC within 30 days of commencing operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online games.” We license from online game developers and operate MMOGs, and we share profits with these developers. We require developers of certain online games to obtain the requisite approvals from GAPPRFT, and make the filings with MOC, for relevant online games. As of the date of this annual report, most of our online games currently in operation exclusively by us have obtained GAPPRFT’s approval and completed filing with MOC. However, we cannot assure you that we or such online game developers can obtain GAPPRFT’s approvals or complete the filings with MOC for all the games in a timely manner or at all. If we or such online game developers fail to obtain these licenses, approvals or filings in a timely manner or at all, the relevant authority may challenge the commercial operation of our online games and determine that we are in violation of the relevant laws and regulations regarding online games, it would have the power to, among other things, levy fines against us, confiscate our income generated from operation of our online games and require us to discontinue our online game business.

We operate in a competitive market and may not be able to compete effectively.

We face significant competition in different areas of our business. For example, although we currently have a leading presence in the China market for cloud acceleration products and services, we cannot guarantee that we will be able to maintain our leading position in the future. We may face competition from leading Chinese internet companies, such as Tencent and Baidu, if they start to allocate resources and focus on the development in this business sector. With more entrants into the cloud acceleration business, aggressive price cutting by competitors may result in the loss of our existing subscribers. We may have to take actions to retain our user base and attract more subscribers at significant cost, including upgrading and developing existing and new products and services in order to meet users’ changing demand, but we cannot assure you that such efforts will succeed, especially given the tightening control over internet content by the Chinese government. See “—If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected.” and “—Regulation and censorship of information disseminated over the internet in China, recently strengthened, may adversely affect our business, and we may be liable for digital media content on our platform.”

Some of our existing or potential competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities and making acquisitions. If we are not able to effectively compete in any aspect of our business, which would have a material and adverse effect on our business, financial condition and results of operations.

Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our services, particularly our resource discovery network and our online video website, which would materially and adversely affect our results of operations.

Our programs may contain programming errors that may only become apparent after their release, especially in terms of upgrades to, for example, Xunlei Accelerator or cloud acceleration subscription services. We receive user feedback in connection with programming errors affecting their user experience from time to time, and such errors may also come to our attention during our monitoring process. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively or in a timely manner. Undetected programming errors or defects may adversely affect user experience and cause our users to stop using our services and our advertisers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

Advertisements we display may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the relevant advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce, or the SAIC, or its local branches may revoke violators’ licenses or permits for their advertising business operations.

To fulfill these monitoring functions specified by the PRC laws and regulations set forth above, we employ several measures. Almost all of our advertising contracts require that advertising agencies or advertisers that contract with us: (i) ensure the advertising content provided to us is true, accurate and in full compliance with PRC laws and regulations; (ii) ensure such content does not infringe any third-party’s rights and interests; and (iii) indemnify us for any liabilities arising from such advertising content. In addition, a team of our employees reviews all advertising materials to ensure the content does not violate relevant laws and regulations before displaying such advertisements. However, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations, and we have occasionally received fines for certain inappropriate advertisements posted on Xunlei Kankan, and may be subject to similar fines and penalties in the future. Although we expect our liabilities with respect to advertising to decrease if we complete our contemplated sale of Xunlei Kankan, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition and results of operations.

We face risks relating to third parties’ billing and payment systems.

The billing and payment systems of third parties such as online third-party payment processors help us maintain accurate records of payments of sales proceeds by certain subscribers and other paying users and collect such payments. Our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our products and services. Moreover, if there are security breaches or failure or errors in the payment process of these third parties, user experience may be affected and our business results may be negatively impacted.

The channels for the payment of our services and products typically comprise third-party online system, fixed phone line and mobile phone payment. Although we have been able to control our payment handling fees by encouraging our subscribers to use the third-party online system which charges relatively lower levels of handling fees compared with other payment channels, the subscribers may change their habits to make payments through mobile phones or other channels with higher costs. Approximately 32%, 36%, 18% and 13% of the payments were made by our subscribers via distribution channels such as mobile service operators in 2011, 2012, 2013 and 2014, respectively. If a majority of subscribers use the mobile phone as their payment channels and the cost remains unchanged or even increases in the future, our cost of operations may significant increase. If we fail to minimize the associated payment handling fees and further diversify the payment channels, our business, prospects and results of operations may be adversely affected.

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems we use. In addition, there may be billing software errors that would damage customer confidence in these payment systems. If any of the above were to occur, we may lose paying users and users may be discouraged from purchasing our products, which may have an adverse effect on our business and results of operations.

We have granted, and may continue to grant, share awards under our share incentive plans, which may result in increased share-based compensation expenses.

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. We adopted a share incentive plan on December 30, 2010, or the 2010 Plan, a second share incentive plan on November 18, 2013, as supplemented, or the 2013 Plan, and a third share incentive plan on April 24, 2014, as supplemented, or the 2014 plan. Under the 2010 Plan, we are authorized to issue a maximum number of 26,822,828 common shares of our company upon the exercise of the options or other types of awards (excluding an aggregate of 8,410,200 shares already issued to the directors who are our founders upon exercise of founder options, which were not granted pursuant to the 2010 Plan). As of March 31, 2015, options to purchase a total of 4,242,220 common shares of our company were outstanding under the 2010 Plan. Under the 2013 Plan, we are authorized to issue a maximum number of 9,073,732 restricted shares to members of our senior management, counsel or consultant to our company. Under the 2014 Plan, we are authorized to issue a maximum number of 14,195,412 restricted shares to our directors, officers, employees and advisors or consultants to our company. As of March 31, 2015, 8,492,350 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan, and 5,665,500 restricted shares have been granted to certain executive officers and other employees under the 2014 Plan. Our unrecognized share-based compensation expenses relating to the restricted shares granted under each of the 2013 Plan and the 2014 Plan amounted to US$18.4 million and US$8.7 million, respectively, as of March 31, 2015. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans” for details.

We will issue the equivalent number of common shares upon the vesting and exercise of these options. The amount of these expenses is based on the fair value of the share-based compensation award we granted. The expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of incentive awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted shares and other share awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continual efforts and services of Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, and other members of our senior management team. If however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel in our industry is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement (including a non-compete provision) with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system.

In addition, while we often grant additional incentive shares to management personnel and other key employees after their hire dates, the initial grants are usually much larger than subsequent grants. Employees may be more likely to leave us after their initial incentive share grant fully vests, especially if the value of the incentive shares have significantly appreciated in value relative to the exercise price. If any member of our senior management team or other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be impaired.

We may not be able to effectively identify or pursue targets for acquisitions or investment, and even if we complete such transactions, we may be unable to successfully integrate the acquired businesses into, or realize anticipated benefits to our business, which may adversely affect our growth and results of operations.

We have in the past and may in the future selectively acquire or invest in businesses that complement our existing business. We may not, however, be able to identify suitable targets for acquisitions or investments in the future. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us. If we fail to identify appropriate candidates or complete the desired transactions, our growth may be impeded.

Even if we complete the desired acquisitions or investment, such acquisitions and investment may expose us to new operational, regulatory, market and geographic risks and challenges, including:

•	diversion of our management’s attention and other resources from our existing business;

•	our inability to maintain the key business relationships and the reputation of the businesses we acquire or invest in;

•	our inability to retain key personnel of the acquired or invested company;

•	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	failure to comply with laws and regulations as well as industry or technical standards of the markets into which we expand;

•	our dependence on unfamiliar affiliates and partners of the companies we acquire or invest in;

•	unsatisfactory performance of the businesses we acquire or invest in;

•	our responsibility for the liabilities associated with the businesses we acquire, including those that we may not anticipate;

•	goodwill impairment risks associated with the businesses that we acquire;

•	our inability to integrate acquired technology into our business and operations;

•	our inability to develop and maintain a successful business model and to monetize and generate revenues from the businesses we acquire; and

•	our inability to maintain internal standards, controls, procedures and policies.

Any of these events could disrupt our ability to manage our business. These risks could also result in our failure to derive the intended benefits of the acquisitions or investments, and we may be unable to recover our investment in such initiatives or may have to recognize impairment charges as a result.

Furthermore, the financing and payment arrangements we use in any acquisition could have a negative impact on you as an investor, because if we issue shares in connection with an acquisition, your holdings could be diluted. Moreover, if we take on significant debt to finance such acquisitions, we would incur additional interest expenses, which would divert resources from our working capital and potentially have a material adverse impact on our results of operations.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

The industries in which we operate, including the mobile internet industry, may be affected by economic downturns. For example, a prolonged slowdown in the world economy, including in the Chinese economy, may lead to a reduced amount of mobile internet advertising, which could materially and adversely affect our business, financial condition and results of operations. In addition, certain of our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing users and increase new users will be adversely affected, which would in turn negatively impact our business and results of operations.

Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on financings available to us. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the global financial and economic fluctuations and slowdown of Chinese economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of Chinese economy.

Our operations depend on the performance of the internet infrastructure in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. In China, almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers in each province for network-related services. On the one hand, if the internet industry in China does not grow as quickly as expected, our business and operations will be negatively affected. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our network and website regularly serve a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed. On the other hand, if the internet industry grows faster than expected and we cannot react to the market demand in a timely manner in terms of our research and development effort, the user experience and the attractiveness of our services may be harmed, which will negatively impact our business and results of operations.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud or fail to meet our reporting obligations, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering, we were a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In preparing our consolidated financial statements in connection with our initial public offering, we and our independent registered public accounting firm identified one material weakness, one significant deficiency and other control deficiencies, each as defined in the standards established by U.S. Public Company Accounting Oversight Board, in our internal control over financial reporting as of December 31, 2013. The material weakness identified related to the lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency remaining related to the lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and lack of related implementation controls.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or significant deficiencies may have been identified.

Following the identification of the material weakness, significant deficiency and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. We are working with an external consulting firm to conduct a comprehensive assessment of our internal control processes and procedures. For details of these remedies, see “Item 15. Control and Procedures—Changes in internal control over financial reporting.” However, our management has determined that, as of December 31, 2014, we had the same material weakness in our internal control over financial reporting as we did on December 31, 2013, as we had relatively limited time to remedy the material weakness and we have not finished all the necessary testing on our internal controls. The implementation of the measures we take to remedy the material weakness, significant deficiency and other deficiencies may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

As a U.S. public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to timely achieve and maintain the adequacy of our internal controls, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur costs and use management and other resources in order to comply with Section 404.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited business insurance coverage and any uninsured business disruption may have an adverse effect on our results of operations and financial condition.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We have limited business liability or disruption insurance to cover our operations. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters such as earthquakes and health epidemics and other outbreaks, which could significantly disrupt our operations.

Our operations may be vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. If any such catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our users and could decrease demand for our products. As we do not carry property insurance and significant time could be required to resume our operations, our financial position and results of operations could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be adversely affected by the outbreak of pandemics such as influenza A (H1N1), avian influenza, H7N9 or severe acute respiratory syndrome (SARS). Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our business partners, including our advertisers, and otherwise reduce the activity levels of our work force and the work force of our business partners, causing a material and adverse effect on our business operations.

Risks related to our corporate structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online video and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers may not exceed 50%. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service (including online game operation services), internet news service, and production and online transmission of audio-visual programs service. We are a Cayman Islands company and Giganology Shenzhen and Xunlei Computer, our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct our resource discovery network, online video, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to exercise effective control over Shenzhen Xunlei and Shenzhen Xunlei’s operating subsidiaries and hence treat them as our consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we have been advised by Zhong Lun Law Firm, our PRC legal counsel, that each contract under these contractual arrangements with Shenzhen Xunlei and its shareholders is valid, binding and enforceable under current PRC laws and regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our variable interest entity in China and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control the variable interest entity and its subsidiaries.

Since PRC laws restrict foreign equity ownership in companies engaged in internet business in China, we rely on contractual arrangements with Shenzhen Xunlei, our VIE, and the shareholders of Shenzhen Xunlei to operate our business in China. If we had direct ownership of Shenzhen Xunlei, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, our operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen’s unilateral termination right and may be extended as requested by Giganology Shenzhen. In general, none of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date. However, the shareholders of Shenzhen Xunlei may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial contract term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to our contractual arrangements with Shenzhen Xunlei and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business” and “Item 4. Information on the Company—C. Organizational Structure.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over Shenzhen Xunlei.

Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Shenzhen Xunlei or its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. As of the date of this annual report, Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, owned 76% of the equity interest in Shenzhen Xunlei, our variable interest entity. Under the equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders’ performance of their respective obligations under the related contractual arrangements. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. If any of the shareholders of Shenzhen Xunlei, especially Mr. Sean Shenglong Zou due to his significant equity interest in Shenzhen Xunlei, fails to perform his or her obligations under the contractual arrangements, we may have to enforce these agreements to transfer his or her equity interests to another appointee of Giganology Shenzhen.

Moreover, the exercise of call options under the equity interests disposal agreement, the intellectual properties purchase option agreement and certain other contractual arrangements will be subject to the review and approval of competent governmental authorities and incur additional expenses.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entity and its subsidiaries, and our ability to conduct our business may be adversely affected.

Contractual arrangements with our variable interest entity may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on tax—PRC enterprise income tax.” We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly-owned subsidiary in China, and Shenzhen Xunlei, our variable interest entity in China and its shareholders, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei, for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

The shareholders of Shenzhen Xunlei may have potential conflicts of interest with us, which may materially and adversely affect our business.

Sean Shenglong Zou, Hao Cheng, Fang Wang, Jianming Shi and Guangzhou Shulian Information Investment Co., Ltd. are shareholders of Shenzhen Xunlei. We provide no incentives to the shareholders of Shenzhen Xunlei for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to the currently effective equity option agreements between us and these shareholders.

As a director and executive officer of our company, Mr. Zou and Mr. Cheng each has a duty of loyalty and care to us under Cayman Islands law. We are not aware that other publicly listed companies in China with a similar corporate and ownership structure as ours have brought conflicts of interest claims against the shareholders of their respective variable interest entities. However, we cannot assure you that when conflicts arise, the shareholders of Shenzhen Xunlei will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Shenzhen Xunlei, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, our variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2014, we had cash or cash equivalents of approximately RMB516.4 million (US$83.2 million) and US$8.8 million located within the PRC, of which RMB268.3 million (US$43.2 million) is held by Shenzhen Xunlei and its subsidiaries. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

Under PRC laws and regulations, Giganology Shenzhen and Xunlei Computer, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as Giganology Shenzhen and Xunlei Computer are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations.”

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and variable interest entity and its subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or variable interest entity and its subsidiaries, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their respective activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•	loans by us to our variable interest entity, which is a domestic PRC entity, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular No. 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. On March 30, 2015, SAFE issued SAFE Circular No. 19, which will take effective and replace SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No. 19 allows for the use of RMB converted from the foreign currencydenominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for the entrusted loans or for the inter-company RMB loans. We expect that if we convert the net proceeds we received from our initial public offering into Renminbi pursuant to SAFE Circular No. 142 and SAFE Circular No. 19, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. The business scopes of Giganology Shenzhen and Xunlei Computer include “technical services,” which we believe permits Giganology Shenzhen to purchase or lease servers and other equipment for its own technical data and research and to provide operational support to our variable interest entity and its subsidiaries.

However, we may not be able to use such Renminbi funds to make equity investments in certain entities in the PRC through our PRC subsidiaries.

We may lose the ability to use and enjoy assets held by our variable interest entity and its subsidiaries that are important to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our variable interest entity, our variable interest entity and its subsidiaries hold certain assets that are important to the operation of our business, including patents for the proprietary technology and related domain names and trademarks. If any of our variable interest entity or its subsidiaries goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our variable interest entity and its subsidiaries may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our variable interest entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. If the foreign investment falls within a “negative list”, to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for the companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies) Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

As of the date of this annual report, over 50% of the voting power of our issued and outstanding share capital is controlled by PRC nationals. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proffered to solicit comments from the public on this point. Under these options, a company with VIE structure that is engaged in a business set forth in a “negative list” to be published at the time of the enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on consideration of the particular circumstances involved. Moreover, it is uncertain whether the value-added telecommunication services and other internet related services, which our VIE provides, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we will face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign invested entities. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with the information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks related to doing business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies, such as those qualified to operate in free trade zones designated in certain major cities in China.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth.

These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Regulation and censorship of information disseminated over the internet in China, recently strengthened, have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.

China has strict regulations governing telecommunication service providers, internet and wireless access and the distribution of news and other information. Under these regulations, ICPs like us are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations. If an ICP finds that prohibited content is transmitted on its website or stored in its system, it must terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could lead to the revocation of the ICP License and other required licenses and the closure of the offending websites, and cloud network operators or website operators may also be held liable for prohibited content displayed on, retrieved from or linked to such network or website. However, efforts to constantly self-monitor in order to comply with these requirements could negatively impact user experience and lead to a decline in user numbers.

The Chinese government has recently intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in subscriber numbers. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We conducted an internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. As a result, to date, we have deleted millions of cached files, blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. As we continued our compliance efforts in response to the government’s internet content campaign, we saw a reduction in the number of total subscribers in the second, third and fourth quarters of 2014 and the first quarter of 2015. In addition, we permitted temporary suspension of services by about 350,000 existing subscribers as of the end of 2014. We may experience still further decline in user and subscriber numbers as we continue in our efforts to comply with the rules and regulations of the Chinese government.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Giganology Shenzhen is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We believe that our patents, trademarks, trade secrets, copyrights, and other intellectual property are important to our business. We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	We only have contractual control over our resource discovery network and Xunlei Kankan. We do not own the resource discovery network or the Xunlei Kankan website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations. For example, we are providing mobile applications to mobile device users free of charge and we do not believe we, as an internet content provider, or ICP, need to obtain a separate operating license in addition to the operating licenses for the value added telecommunications service, or the ICP Licenses, which we have already obtained. Although we believe this is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future and if so, we may not qualify or succeed in obtaining such license.

•	New laws and regulations may be promulgated that will regulate internet activities, including online video, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•	In June 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, or the Online Game Measures, which became effective on August 1, 2010. The Online Game Measures provide that any entity engaging in online game operation activities should obtain an Online Culture Operating Permit and must meet certain requirements such as a minimum amount of the registered capital. Online game developers are generally involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks in our operation of online games. There exist uncertainties on MOC’s interpretation and implementation of these measures. If MOC determines in the future that such Online Culture Operating Permit or relevant requirement apply to the online game developers for their involvement in the online game operations, we may have to terminate our revenue sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For example, in September 2009, GAPPRFT and the National Office of Combating Pornography and Illegal Publications jointly published a notice, or Circular 13, which expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Other government agencies with substantial regulatory authority over online game operations and foreign investment entities in China, such as MIIT and MOC, did not join GAPPRFT in issuing Circular 13. While Circular 13 is applicable to us and our online game business on an overall basis, to date, GAPPRFT has not issued any interpretation of Circular 13 and, to our knowledge, has not taken any enforcement action under Circular 13 against any company that relies on contractual arrangements with affiliated entities to operate online games in China. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

Subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us, especially if the Chinese government continues to maintain or strengthen its heightened scrutiny on internet content in China. We may not be able to control or restrict all of the digital media content generated or placed on our network by our users, despite our attempt to monitor and filter such content. To the extent that regulatory authorities find any portion of our content on our network or website objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from prohibited content displayed on, retrieved from or uploaded to our network or website, including a suspension or shutdown of our operations. The enforcement activities may be intensified in connection with any ongoing government campaigns. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. If we receive a public warning from the relevant government authorities or our licenses for acceleration or online video streaming services are revoked, our reputation would be harmed and if the operation of our acceleration or online video streaming services or other products is suspended or shut down entirely or in part, our revenues and results of operation may be materially and adversely affected. Furthermore, the internal compliance investigation and the removal of content may have a material impact on our cloud acceleration services, which in turn may lead to a decrease in users and have an adverse effect on our revenues and results of operations. Currently, we are unable to quantify the magnitude and extent of such impact.

We may be sued by our game players and held liable for losses of virtual assets by such players, which may negatively affect our reputation and business, financial condition and results of operations.

While playing online games or participating in other online activities, players acquire and accumulate some virtual assets, such as special equipment and other accessories. Such virtual assets may be important to online game players and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities.

Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online game operators liable for losses of virtual assets by game players, and ordered online game operators to return the lost virtual items to game players or pay damages and losses. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Non-compliance with the laws or regulations governing virtual currency may result in penalties that could have a material adverse effect on our online games business and results of operations.

The issuance and use of “virtual currency” in the PRC has been regulated since 2007 in response to the growth of the online games industry in China. In January 2007, the Ministry of Public Security, MOC, MIIT and GAPPRFT jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, MOC and the Ministry of Commerce jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. Furthermore, MOC issued the Online Game Measures in June 2010, which provides, among other things, that virtual currency issued by online game operators may only be used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

We issue virtual currency to our clients for them to purchase various items to be used in online games and premium services. Although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange a virtual currency transaction, then we may be deemed to be engaging in the issuance of virtual currency and we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our online games business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. Although we believe that we are generally in compliance with such requirements and have taken adequate measures to prevent any of the above-mentioned prohibited activities, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could materially and adversely affect our online games business and results of operations.

Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase our user base.

The PRC government has, in recent years, intensified regulation on various aspects of the internet industry in China. For example, in January 2011, MIIT and seven other PRC central government authorities jointly issued a circular entitled Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games, under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing their online games and are required to monitor the online game activities of minors and suspend the accounts of minors if so required by their parents or guardians. These restrictions could limit our ability to increase our online game business among minors. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on anti-fatigue system, real-name registration system and parental guardianship project.” Failure to implement these restrictions, if detected by the relevant government agencies, may result in fines and other penalties for us, including the shutting down of our online games operations and license revocation. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected.

Further, the PRC government has tightened its regulation of internet cafes in recent years. In particular, a large number of unlicensed internet cafes have been closed. The PRC government has imposed higher capital and facility requirements for the establishment of internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional internet cafe chains and discourages the establishment of independent internet cafes, may slow down the growth of internet cafes in China. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the State Administration for Industry and Commerce issued another notice, suspending the issuance of new internet cafe licenses. In May 2007, the State Administration for Industry and Commerce reiterated its position not to register any new internet cafes in 2007. In 2008, 2009 and 2010, the Ministry of Culture, the State Administration for Industry and Commerce and other relevant government authorities, individually or jointly, issued several notices that provide various ways to strengthen the regulation of internet cafes, including investigating and punishing internet cafes that accept minors, cracking down on internet cafes without sufficient and valid licenses, limiting the total number of internet cafes and approving internet cafes within the planning made by relevant authorities, screening unlawful and adverse games and websites, and improving the coordination of regulation over internet cafes and online games. Although currently most of our users access and consume our products and services from their own devices, if internet cafes become one of the main venues for our users to access our website or online games, any reduction in the number, or any slowdown in the growth, of internet cafes in China could limit our ability to maintain or increase our user base.

In addition, the Chinese government has recently intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny over internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. As we implemented programs to comply with these regulations, we saw our subscriber numbers decline and may see more subscriber or user decline in the future. See “—Regulation and censorship of information disseminated over the internet in China, recently strengthened, have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

Fluctuations in exchange rates may have a material adverse effect on your investment.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our financial statements are expressed in U.S. dollars, and most of our assets, costs and expenses are denominated in Renminbi. Substantially all of our revenues were denominated in Renminbi. We principally rely on dividends and other distributions paid by our subsidiaries in China which are denominated in Renminbi. Our results of operations and the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in Renminbi, any depreciation of the Renminbi against the U.S. dollar could result in a reduction in the value of our Renminbi denominated assets. Similarly, should we repatriate any portion of the net proceeds to us from our initial public offering or cash from other offshore financing activities into China, such amount would also be affected by shifts in the exchange rate between the Renminbi and the U.S. dollar. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any forward contracts to hedge our exposure to Renminbi-U.S. dollar exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entity may be used to pay off debt in a currency other than the Renminbi owed by our PRC subsidiaries and variable interest entity and its subsidiaries to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If any of our variable interest entity or its subsidiaries liquidates, the proceeds from the liquidation of its assets may be used outside of the PRC or be given to investors who are not PRC nationals. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and took effect on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the Ministry of Commerce before they can be completed. In addition, according to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current definitive plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE No. Circular No. 37, on July 4, 2014. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of an offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries of the offshore holding company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In addition, on February 13, 2015, SAFE issued SAFE Circular No. 13, which is scheduled to take effect on June 1, 2015. SAFE Circular No. 13 delegates to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to SAFE Circular No. 37, except that those PRC residents who have failed to comply with SAFE Circular No. 37 will continue to fall within the jurisdiction of the relevant local SAFE branches and must continue to make their supplementary registration applications with the such local SAFE branches.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE regulations. Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang have completed the registration and amendment registration with the local SAFE branch in relation to all our previous private financings and their subsequent ownership changes by April 2012 as required under the SAFE regulations and are in the process of applying for the relevant amendment registrations with the local SAFE branch in relation to their ownership changes in our company in relation to our series E financing and our initial public offering. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE regulations. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Furthermore, because of the uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation has issued several rules and notices to tighten its scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, which refer to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed a direct transfer of PRC taxable properties, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC enterprise income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions.

Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC enterprise income tax from the transfer price. If the withholding agent fails to do so, the transferor should report to and pay the PRC enterprise income tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Circular 7, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-resident enterprises in our company may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-resident enterprises in our company are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-resident enterprises in our company are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-resident enterprises in our company should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Discontinuation or reduction of any of the preferential tax treatments or other government incentives available to us in the PRC, or imposition of any additional PRC taxes could adversely affect our financial condition and results of operations.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law which became effective in January 2008, or the EIT Law, the statutory enterprise income tax rate is 25%. The EIT Law permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules set forth in the Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax promulgated by the State Council on December 26, 2007, and provides tax incentives, subject to various qualification criteria. Pursuant to the circular, the income tax rates for us and our wholly-owned subsidiary established in the Shenzhen Special Economic Zone before March 16, 2007 were 24% for 2011 and are 25% starting from 2012. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Shenzhen Xunlei, our variable interest entity, obtained its HNTE certificate in 2011 with a valid period of three years and subsequently renewed the HNTE certificate in September 2014 with a valid period of three years. In addition, the PRC government has provided various incentives to accredited “software enterprise” incorporated in the PRC in order to encourage development of the software industry. In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the years of 2013 and 2014. Xunlei Computer has been accredited as a “software enterprise” and become profitable since 2013 and thus enjoys a two-year income tax exemption for 2013 and 2014 and a 50% income tax reduction for 2015, 2016 and 2017. Moreover, local governments have adopted incentives to encourage the development of technology companies. As approved by the relevant local tax authority, our wholly-owned subsidiary, Giganology Shenzhen, and our variable interest entity, Shenzhen Xunlei, were further exempt from enterprise income tax from the first year of profitable operation and are subject to phase-out tax reduction thereafter. Xunlei Computer and Shenzhen Xunlei currently benefit from the tax incentives. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation.” We also benefited from government incentives in the form of cash subsidies in 2011.

Preferential tax treatment and other government incentives granted to Xunlei Computer and Shenzhen Xunlei by the local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation or reduction of any preferential tax treatment currently available to us and our wholly-owned PRC subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the SAT issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC enterprise income tax.” Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not to those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Xunlei Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Xunlei Limited meets all of the conditions above. Xunlei Limited is a company incorporated outside the PRC. As a holding company, certain of Xunlei Limited’s key assets are located, and records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe Xunlei Limited should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the relevant SAT Circular 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to Xunlei Limited, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could increase our tax burden and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Dividends paid by us to our foreign investors and gains on the sale of our ADSs or common shares by our foreign investors may be subject to taxes under PRC tax laws.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or common shares by such investors is subject to PRC tax, at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a “PRC resident enterprise,” dividends paid on our common shares or ADSs, and any gain realized from the transfer of our common shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation (which in the case of dividends would be withheld at source). It is unclear whether our non-PRC individual investors would be subject to any PRC tax in the event we are deemed a “PRC resident enterprise.” If any PRC tax were to apply to such dividends or gains of non-PRC individual investors, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty). It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs or common shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (and we do not expect to withhold at treaty rates if any withholding is required). If dividends payable to our non-PRC investors, or gains from the transfer of our common shares or ADSs by such investors are subject to PRC tax, the value of your investment in our common shares or ADSs may be adversely affected.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our users by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 2008, as amended on December 28, 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantiated operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on certain PRC-based accounting firms in administrative proceedings brought by the SEC, we could be unable to file future financial statements on a timely basis compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against certain PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Exchange Act, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NASDAQ Global Select Market or deregistration from the SEC, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

Risks related to our ADSs

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings, including companies in the internet businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments affecting us, our advertisers or our industry;

•	announcements of studies and reports relating to our services or those of our competitors;

•	changes in the economic performance or market valuations of other internet companies in China;

•	actual or anticipated fluctuations in our quarterly results of operations and changes of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the internet or online advertising industry in China;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

As we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2015, we had 335,073,840 common shares outstanding, but excluding (ii) 21,269,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 12,534,225 common shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans. All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain holders of our common shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and variable interest entity and its subsidiaries. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Our memorandum and articles of association contains anti-takeover provisions that could adversely affect the rights of holders of our common shares and ADSs.

Our currently effective memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

As of March 31, 2015, our directors, executive officers and existing principal shareholders beneficially owned approximately 91.3% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company in the United States, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Select Market, require significantly heightened corporate governance practices of public companies, including Section 404 relating to internal control over financial reporting. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these and other rules and regulations applicable to public companies will increase our accounting, legal and financial compliance costs and will make certain corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Compliance with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command high salaries relative to similarly experienced personnel in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted and the market price of our ADSs could decline. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with reasonable certainty the amount of additional costs we may incur or the timing of such costs.

There is a significant risk that we will be classified as a passive foreign investment company, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that it is very likely that we were classified as a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2014, and we will very likely be a PFIC for our current taxable year ending December 31, 2015 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income.

If we were classified as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) holds our ADSs or common shares, such U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares (“PFIC Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or common shares is urged to consult its tax advisor concerning the United States federal income tax considerations related to holding and disposing of ADSs or common shares (including, to the extent an election is available, making a “mark-to-market” election to avoid owning PFIC-Tainted Shares and the unavailability of an election to treat us as a qualified electing fund). For more information see the section titled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.	Information on the Company

A.	History and Development of the Company

We commenced operations in January 2003 through the establishment of Shenzhen Xunlei Networking Technologies Co., Ltd., or Shenzhen Xunlei. Shenzhen Xunlei, together with its various subsidiaries in the PRC, currently operate our Xunlei internet platform.

In February 2005, we established Xunlei Limited as our holding company in the Cayman Islands. Xunlei Limited directly owns Giganology (Shenzhen) Ltd., or Giganology Shenzhen, our wholly owned subsidiary in China established in June 2005. Giganology Shenzhen primarily engages in the research and development of new technologies.

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to exercise effective control over Shenzhen Xunlei and receive substantially all of the economic benefits of Shenzhen Xunlei. As a result, Shenzhen Xunlei is our variable interest entity, or VIE, and we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

•	Shenzhen Fengdong Networking Technologies Co., Ltd., which was established in December 2005, and it primarily engages in software development.

•	Shenzhen Xunlei KanKan Information Technologies Co., Ltd. (formerly named as 155 Networking (Shenzhen) Co., Ltd.), which was established in August 2008, and it primarily engages in software development.

•	Xunlei Networking Technologies (Beijing) Co., Ltd., which was established in June 2009, and it primarily engages in the operating of Project Crystal as well as software development.

•	Xunlei Software (Shenzhen) Co., Ltd., which was established in January 2010, and it primarily engages in the development of software technology and the development of computer software.

•	Xunlei Games Development (Shenzhen) Co., Ltd., which was established in February 2010, and it primarily engages in the development of online game and computer software and advertising services; and

•	Shenzhen Wangxin Technologies Co., Ltd., which was established in September 2013, and it has not started operation as of the date of this annual report and it will engage in sales and marketing activities of our services and products.

In February 2011, we established a direct wholly owned subsidiary, Xunlei Network Technologies Limited, or Xunlei Network BVI, in the British Virgin Islands. In March 2011, we established Xunlei Network Technologies Limited, or Xunlei Network HK, in Hong Kong, which is the direct wholly owned subsidiary of Xunlei Network BVI. Xunlei Network HK primarily engages in the development of computer software and advertising services.

In November 2011, we established Xunlei Computer (Shenzhen) Co., Ltd., or Xunlei Computer, in China, which is the direct wholly owned subsidiary of Xunlei Network HK. Xunlei Computer primarily engages in the development of computer software and information technology services.

In June 2014, we completed our initial public offering, in which we offered and sold 42,061,250 common shares in the form of ADSs inclusive of the over-allotment option. The ADSs, each representing five of our common shares, are listed on the NASDAQ Global Select Market under the symbol “XNET.”

In September 2014, we, through Shenzhen Xunlei Network Technology Co., Ltd., acquired from subsidiaries of Kingsoft Corporation Limited Kuaipan Personal and Kansunzi, both software services in support of cloud-sourced storage and sharing, and their related business and assets, for an aggregate cash consideration of US$33 million.

On March 31, 2015, we entered into a legally binding framework agreement with Beijing Nesound International Media Corp., Ltd., or Nesound, an independent third party, to sell our entire stake in Xunlei Kankan for a consideration of RMB130 million. Nesound has paid a deposit of RMB26 million as of the date of this annual report. The completion of the transaction is subject to the signing of a definitive purchase agreement and fulfilling closing conditions contained therein, which may include the completion of a specific research and development project, the transfer of domain name, other assets and certain liabilities and businesses of Xunlei Kankan, and the application for the transfer of permits and licenses required for Xunlei Kankan’s operations. If the transaction fails to close due to the fault of either us or Nesound, including the failure to meet closing conditions, the responsible party shall be liable to pay an additional fee of RMB52 million on top of the RMB26 million deposit. This proposed sale is part of our strategy to streamline our business and continue our transition into mobile internet. Our board approved the transaction after considering the benefits of the transaction to our company and shareholders. We are currently negotiating the specific terms of the sale of Xunlei Kankan, and expect that the sale may be completed within six months of the date of this annual report. If we completed our proposed sale of Xunlei Kankan, we expect our revenue from online advertising, sublicensing and pay per view will experience significant decrease. We also expect our content costs to significantly decrease to an immaterial level and our bandwidth costs to decrease, without taking into account the expected growth of our business and cost savings provided by Project Crystal.

Our principal executive offices are located at 4/F, Hans Innovation Mansion, North Ring Road, No. 9018 High-Tech Park, Nanshan District, Shenzhen, People’s Republic of China. Our telephone number at this address is +86 755-3391-2900. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Overview

We are a leading Chinese internet company as measured by user base. We had an average of approximately 306 million monthly unique visitors in 2014, according to iResearch. Digital media content is one of the most popular usages for internet users in China. We operate a powerful internet platform in China based on cloud computing to enable users to quickly access, manage, and consume digital media content. We are increasingly expanding to mobile devices in part through potentially pre-installed acceleration products in mobile phones to further expand our user base and offer our users a wider range of access points. We target to deliver superior user experience in terms of ease of access, management and consumption of digital media content anywhere, anytime, and on any device.

To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through two core products and services:

•	Xunlei Accelerator, which enables users to accelerate digital transmission over the internet, is our most popular and free product, approximately 194 million monthly unique visitors in December 2014, according to the iResearch Report. Xunlei Accelerator enjoys a market share of 84.1% based on the number of launches among all transmission and acceleration products in China in December 2014, according to iResearch; and

•	Our cloud acceleration subscription services, delivered through products such as Green Channel, Offline Accelerator and Yunbo, offer users premium services for speed and reliability, and have attracted approximately 4.94 million subscribers as of December 31, 2014.

Benefitting from the large user base for our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs including (i) online game services, including web games and MMOGs, offered on our gaming platform; (ii) pay per view services, providing access to premium content for a fee and (iii) Xunlei Kankan, where users can watch what they want for free from our comprehensive content library. As part of our strategy to streamline our business, we are in the process of divesting Xunlei Kankan to an independent third party; see “Item 4. Information on the Company—A. History and Development of the Company .”

We are increasingly extending our services to mobile devices, as part of our cloud-based mobile strategies. We target to make our mobile applications the central user interface for accessing and managing digital media content in a synchronized manner. Since 2012, we have entered into a pre-installing service agreement with a Xiaomi group company which manufactures Xiaomi phones, a well-recognized brand of smart phones in China. Pursuant to the agreement, we agree to provide our Xunlei mobile acceleration applications, and the mobile phone manufacturer agrees to install such applications on its phones, free of charge. Such pre-installment arrangement provides mobile phone users with access to our acceleration services, which we believe enhances our ability to generate more user traffic. Our mobile acceleration software has been officially adopted by Xiaomi’s latest operating system, MIUI6, since the end of 2014, and as of the end of February 2015, the software has been installed on Xiaomi phones, including both new phones shipments and system upgrades from existing Xiaomi phones. We intend for our mobile strategy, combined with our success on PC internet, to provide a seamless user experience to access digital media content regardless of device or location.

An important part of our strategies is to continue our ongoing innovation in crowdsourcing for idle bandwidth and potentially storage from our users in the form of Project Crystal, which targets to utilize our users’ computing power for bandwidth and storage in the same way our traditional acceleration products utilize users’ computing power for downloading. We plan for crowdsourced bandwidth to supply an increasing percentage of the bandwidth that we use for our own acceleration services, and we also intend to sell crowdsourced bandwidth to third party internet content providers with bandwidth demand.

The technological backbone of our products and services is our cloud acceleration technology, comprised of a proprietary file locating system and massive file index database. Our technology enables us to support greater user expansion with incremental increases in server and bandwidth costs. This technology, based on distributed computing architecture, along with our indexing technology, enables users to access content in an efficient manner.

We generated revenues by monetizing our large user base, primarily through the following services:

•	Cloud acceleration subscription services. We provide premium acceleration services for subscribers to enable faster and more reliable access to digital media content;

•	Online advertising services. We offer advertising services by providing marketing opportunities on our online video streaming websites and platform to our advertisers; and

•	Other internet value-added services. We offer multiple other value-added services to our users, including online games and pay per view services.

Our revenues increased from US$148.2 million in 2012 to US$180.2 million in 2013 and US$182.9 million in 2014. We had net income attributable to Xunlei Limited of US$0.5 million, US$10.7 million and US$10.8 million in 2012, 2013 and 2014, respectively.

Our platform

On our platform, users can accelerate digital media transmission and play a broad range of the latest online games, among other things.

Cloud accelerator

Accelerator

We launched our core product, Xunlei Accelerator, in 2004 to address deficiencies of digital media content transmission over internet in China, such as low speed and high delivery failure rates. Xunlei Accelerator allows users to accelerate digital transmission over the internet for free. Xunlei Accelerator also bridges users with diverse needs to other services we offer, such as: our Xunlei Kankan website, which provides high-definition online video; Xunlei Media Player, which supports both online and offline video watching and our various online games, including web games and MMOGs, by recommending and providing links to these services on its user interface.

Xunlei Accelerator is designed to provide an effective digital media content transmission solution to our users. In addition to our featured transmission acceleration function, we have integrated certain features into the interface of Xunlei Accelerator to enhance the overall user experience while helping users transmit their desired content efficiently. For example, Xunlei Accelerator provides a platform to integrate other third-party plug-in applications. Users can add application tabs to create shortcuts to various services that are provided by us, third-party application developers and application venders who have business relationships with us. Xunlei Accelerator also has a task management console to allow users to track and manage their transmissions in progress, to manage and prioritize cloud-based data transmission tasks, or manage and synchronize transmitted content across multiple internet-enabled devices.

In September 2014, we acquired Kuaipan Personal and Kansunzi, two software services in support of cloud-sourced storage and sharing. We intend to utilize such software to further enhance the customer experience associated with our accelerator.

Mobile acceleration application

Through our mobile acceleration application, we enable our users to benefit from acceleration and higher download success rate, the same benefits offered by Xunlei Accelerator for PCs, on mobile devices. Under our pre-installment service agreement with smartphone maker Xiaomi, Xiaomi installs Xunlei mobile acceleration applications on all of its phones free of charge, and Xiaomi phone users have access to our acceleration services. Our mobile acceleration software was officially adopted by Xiaomi’s latest operating system, MIUI6, in 2014, and installed on Xiaomi phones. Our installed base for mobile acceleration software comes from new phone shipments and systems upgrade from existing Xiaomi phones.

Subscription services

We charge monthly or annual fees for our premium cloud acceleration subscription services and other exclusive services at different VIP levels. The benefits and services within the subscription package, which typically include incrementally larger bandwidth and faster acceleration speed, are upgraded according to the VIP levels. The subscription fees generally remain unchanged for subscribers at higher VIP levels. Our cloud acceleration subscription services are delivered through the following major premium acceleration products:

Type of Service	Description of Services

Green Channel	This product allows our subscribers to transmit digital media files from the internet with the facilitation of our servers, which significantly improves speed and reliability of such transmission. This is particularly helpful when subscribers need to transmit files that are only available from slow or unreliable data transmission sources, or to transmit a group of files while having only limited internet connectivity time.

Offline Accelerator	This product allows our subscribers to engage us to transmit digital media files from the internet on their behalf. The transmitted files are temporarily cached on our servers, which the subscribers have easy access to and can consume and manage when they want within a limited period of time.

Yunbo	This product allows our subscribers to watch digital media content without transmitting the files to their own devices. The subscribers can enjoy the content without incurring burden to recourses on their devices.

We adopted different strategies and various promotion programs for each VIP level. For example, when we discovered that some of our users were not aware of our subscription services, we provided users with greater exposure to our subscription services in different parts of our platform and promoted products with significant potential interests to specific users. We use our powerful digital data analysis capabilities to explore different areas of user needs previously unmet by existing functions and research and develop relevant functions based on such analysis. We offer users promotional measures, such as providing 120 seconds of free trials of premium acceleration services, to show the differences in the data transmission speeds to demonstrate how our premium services tremendously enhance data delivery speed and overall subscriber experience.

Xunlei Mobile

Xunlei Mobile is a mobile application that allows users to search and download content on their mobile devices. The application is an important part of our transition into mobile internet and, along with our mobile acceleration application, constitute one of the several important products to drive our mobile strategy, especially now that mobile devices have bigger screens and increasingly bigger storage space and given the increasing number of mobile users and their increasing need for reliable downloading services on their mobile phones. The daily active user of this product has surprised 6 million as of the end of February 2015.

We plan to continue to develop partnerships with smartphone makers in China to increase the popularity of Xunlei mobile products, as we believe that such partnerships would be crucial for us to develop direct interface with users and to gain awareness and explore potential monetization of our mobile products.

Online video streaming website

We provide online video streaming services through our Xunlei Kankan website at www.kankan.com to enable our users to watch high-definition video in streaming form for free. The comprehensive content library of Xunlei Kankan consists primarily of licensed long-form videos, including movies, television series, variety shows and animations. The transmission of online video is supported by our distributed computing capacity, which reduces our infrastructure construction costs, such as bandwidth and server costs. As of December 31, 2014, we held licenses to online videos consisting of approximately 2,600 movie titles, 770 television series and over 1,800 other types of shows. We differentiate Xunlei Kankan and the viewing experience it delivers by focusing on providing high-definition content. We had established long-term relationships with more than 280 professional media data providers as of December 31, 2014, either directly or through third-party copyright distributors. Other than free videos, we also offer pay per view premium videos which charge users different amount of fees for every video they watch and access. We provide pay per view services on subscription basis to encourage users to visit Xunlei Kankan’s website more frequently. As of December 31, 2014, we had approximately 250,000 pay per view monthly subscribers on Xunlei Kankan and approximately 47% of these pay per view subscribers were also subscribers for Xunlei’s acceleration services.

As part of our continuing strategy to streamline our business, we have entered into a legally binding framework agreement, dated as of March 31, 2015, to sell our entire stake in Xunlei Kankan to an independent third party. For details, see “Item 4. Information on the Company — A. History and Development of the Company.”

Xunlei Media Player

We launched Xunlei Media Player in 2008 as a supplementary tool to help deliver a more comprehensive viewing experience of digital media content to the users of both Xunlei Accelerator and Xunlei Kankan. Xunlei Media Player is our proprietary product that supports both online and offline play of digital media content as well as simultaneous play of digital media content while it is being transmitted by Xunlei Accelerator.

Online game services

To better serve our users, we offer online games through our online game website and purchase licenses from, or enter into revenue sharing arrangements with, game developers. Such game play platform helps raise the average spending of our subscribers. Online game players can play the games free of charge, but are offered the opportunity to purchase in-game virtual items for a fee to enhance their game-playing experience.

We also provide other ancillary services catering to users’ needs and adjust our ancillary service offerings from time to time to supplement the major services we provide.

Project Crystal

Project Crystal is our ongoing innovation in crowdsourcing idle bandwidth and potentially storage from our existing user base, by providing crowd-sourced bandwidth at a more competitive rate without investing in hard assets. This project grew from our traditional technology for Xunlei Accelerator, which utilizes users’ computing power to enhance download speed. Through Project Crystal, we have become an innovative bandwidth provider, and the project is intended for our users to benefit from the increasing demand for bandwidth from ever-growing online content consumption in the internet in China. We plan for crowdsourced bandwidth to supply a portion of the bandwidth that we use for our own acceleration services; instead of relying entirely on bandwidth purchased from traditional third party carriers, we are now able to source some of the bandwidth we use from Project Crystal. Currently, we pay participants in the crowdsourcing efforts of Project Crystal market rates for the use of their bandwidth, but in the future, we plan to continue to scale the magnitude of the bandwidth we can crowdsource and to sell crowdsourced bandwidth to third party internet content providers with bandwidth demand.

Technology

We provide accelerated data transmission services, available on PC and mobile devices, based on our distributed file locating system, designed to utilize our proprietary file indexing technology.

Indexing technology

Key elements of our file indexing technology include:

File indexing. We have created, and continue to maintain, a proprietary file index database that stores a massive index of unique file signatures representing all digital media content file that Xunlei Accelerator has found across the internet. Each file signature uniquely identifies the index of a given file. We store a list of each unique file’s available data transmission locations from across the internet, which may include both peer and server computers, along with the estimated speed and reliability of each location.

Data mining. We also employ data mining algorithms, studying user habits in order to maximize the speed of our data delivery by ranking the keyword indexes that users search for and placing digital media content more likely to be searched by users in the more easily accessible locations in our network for optimal delivery speed. As of December 31, 2014, our file index contained over 7.0 billion digital media content files available on third-party servers and PCs connected to our distributed file locating system.

Distributed internet crawling techniques. Our Xunlei Accelerator network acts as a system of distributed spiders to crawl the internet to search for digital media content files. Whenever the user initiates data transmission by using our Xunlei Accelerator, the URL of the data transmission location is uploaded to our server. We then use that URL to traverse and locate any other digital media content files that may also be available from the URL’s internet page repositories. We then update our file index according to each traversal result.

Distributed file locating system

Our distributed file locating system is based on distributed computing architecture, which consists of all Xunlei Accelerator clients that are running and connected to the internet at a given time, along with the server addresses stored in our file index database. When users launch Xunlei Accelerator on a network-connected device, they are automatically connected to our distributed file locating system and contribute their bandwidth and computing power to our distributed file locating system, which enables users to locate and connect efficiently.

Key technologies include:

Multi-protocol file transfer technology. Our multi-protocol file transfer technology allows our product client to transmit, in parallel, from multiple sources that may use different file transfer protocols. Our multi-protocol file transfer technology significantly increases the number of data transmission sources available to further enhance data transmission performance.

Distributed file locating system. Our distributed file locating system helps users discover the best data transmission locations from across the internet, where a particular file may be transmitted or streamed for optimal performance. When a user requests data transmission using our Xunlei Accelerator, distributed file locating system will algorithmically prioritize and select from among the file’s available data transmission locations an optimized subset of URLs based on their respective transmit speed and reliability, which is estimated through real-time collaborative interactions between our file index server and our massive network of active Xunlei Accelerator clients across the internet.

Network transport and traversal optimization. Our proprietary software algorithms perform dynamic internet bandwidth and throughput assessments across the Xunlei network and optimization of traffic routing to identify the most efficient path for data transport. These algorithms are designed to maximize delivery speed, reliability and efficiency, and support significant growth in network usage.

Cloud-based implementation

We provide cloud acceleration subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of 42 co-location centers and over one million third party servers and over 8,000 servers that we own located throughout China.

We maintain proprietary load balancing and resource optimization algorithms, both of which help enhance our mass data mining on user habits to compile and maintain information on users’ data transmission acceleration needs and requirements. As a cloud service provider, we use data mining for user habit prediction and co-location purposes. In user habit prediction, we analyze, sample and index user behavior data to help predict user acceleration needs and requirements. For co-location purposes, our program finds the most efficient and stable connection in our network for each transmission task. We also cooperate with telecom operators, maintaining logics and algorithms for our co-location centers in each telecom operator’s network to enable real-time dynamic allocation of our servers and bandwidth to support user acceleration requirements. Our system automatically optimizes user connections based on key factors such as provincial network, firewall penetration and interconnection among various telecom operators.

Advertising services

Online advertising has historically been a significant source of revenues for us. We provide advertising services primarily through various forms of advertisements placed on Xunlei Kankan. We had 399 advertisers in 2013 and 252 advertisers in 2014. Our brand advertisers include international and domestic companies that operate in a variety of industries. A significant majority of our advertisers purchase our online advertising services through third-party advertising agencies.

We focus on providing advertisers with creative and cost-effective advertising solutions. We strive to creatively utilize our integrated service interface in designing a particular advertising campaign for our online advertisers. For example, we not only can deliver different forms of in-video and display advertisements on Xunlei Kankan, but also can design tailored theme skins to be installed by our Xunlei Media Player users. We offer advertisements with noticeable visual impact on Xunlei Kankan, such as high-definition background advertisements that border the video screen during the streaming and viewing of the video.

Marketing

Our user base has grown primarily through word-of-mouth. We believe satisfied users and customers are more likely to recommend our services to others. Thus, we continue to focus on improving our services and enhancing our user experience. We invest in a variety of marketing activities to further promote our brand awareness among existing and potential users as well as other customers. For example, we host or attend various public relations events, such as seminars, conferences and trade shows, in the advertising, online video and online game industries to attract users and advertisers. To retain and drive the growth of our subscribers, we market our premium paid services and place subscription advertisements at prominent locations throughout our integrated service offerings.

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2014, we had 47 patents granted in the PRC and four granted in the United States, while another seven patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2014, we have applied to register 170 trademarks, of which we have received 141 registered trademarks in different applicable trademark categories including one trademark registered with the United States Patent and Trademark Office and one trademark registered with World Intellectual Property Organization.

Digital media data monitoring and copyright protection

We take initiatives to protect third-party copyrights. The internet industry in China suffers from copyright infringement issues and online digital media content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. Assisted by an intellectual property team dedicated to copyright protection, we have implemented internal procedures pursuant to the legal requirements under relevant PRC laws and regulations to remove content from our Xunlei Kankan website and our digital media content file index and platform promptly after we receive notice of infringement from the legitimate rights holder, and we work closely with the relevant regulatory authorities in China to ensure compliance with all relevant rules and regulations. We seek assurances in our contracts with digital media content providers that (i) they have the legal right to license the digital media data for the uses we require; (ii) the digital media content itself as well as the authorization or rights granted to us neither breach any applicable law, regulations or public morals, nor impair any third-party rights; and (iii) they will indemnify us for losses resulting from both the non-compliance of such digital media content with the laws and claims from third parties.

As of the date of this annual report, we have implemented several initiatives to further commit to copyright protection. In May 2014, we entered into a content protection agreement with the MPAA and its members, which are six major U.S. entertainment content providers. We have agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. Among these content protection measures, we have agreed to (1) implement a filtering system that will be applied to these content providers’ video content, (2) filter these content providers’ video content prior to making any such content available to our users through our websites or client applications, (3) adopt state-of-the-art fingerprinting-based filtering technologies, (4) cooperate with these content providers going forward to ensure the effectiveness of our content protection measures, and (5) incorporate additional content protection measures to the extent that they are necessary to effectively protect against copyright infringement. However, our copyright protection measures would not be able to fully protect us against copyright infringement suits. For example, in January 2015, a number of MPAA member studios filed copyright infringement lawsuits against us in the Shenzhen Nanshan District Court in China, and the cases are awaiting trial as of the date of this annual report. For details, see “Item 3. Key Information—D. Risk Factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

User data safety

User data safety is a significant advantage we offer to our users. We try to improve user experience by usually maintaining two to four copies of one specific user file for data recovery in extreme circumstances such as system shutdown, private transmission backbone network problems and other contingencies beyond our control. The read and write characteristics of our distributed file locating system is identical to those of hard disks, and our unique user file decomposition and encryption algorithm enables us to maintain high standards for user data safety.

Competition

Due to our multiple service offerings, we face competition in several aspects of the internet services market in China. We believe that the key competitive factors in the overall internet services market in China include brand recognition, user traffic, technology platform and monetization abilities. For example, Xunlei Mobile primarily competes with Storm Media Player and Baidu Cloud. Xunlei Kankan primarily competes with other major online video websites in China such as Youku.com, Tudou.com and iQiyi.com. We also face competition for the advertisement budgets of our advertisers from other internet companies and other forms of media.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulation on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Pursuant to the latest Catalogue amended in March 2015, which took effect on April 10, 2015, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%. The provision of internet cultural operating service (including online game operation services), internet news service, internet publication service and production and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiary, and Shenzhen Xunlei, our VIE, and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct our resource discovery network, online video, online advertising, online games and related businesses in China and holds various operating subsidiaries that conduct a majority of our operations in China. Both of Giganology Shenzhen and Xunlei Computer, another wholly-owned PRC subsidiary of ours, engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of encouraged, restricted or prohibited categories under the Catalogue. Hence, these activities are deemed as permitted and open to foreign investment.

Regulation on telecommunications and internet information services

The telecommunications industry, including the internet sector, is highly regulated in the PRC. Regulations issued or implemented by the State Council, MIIT, and other relevant government authorities cover many aspects of operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

•	Telecommunications regulations (2014, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalog of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MIIT’s Notice on Adjusting the Catalog of Telecommunications Business effective from April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from MIIT or its provincial level counterparts.

•	Administrative measures on internet information services (2011, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the ICP License from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

•	Administrative measures for telecommunications business operating license (2009, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the ICP License from MIIT’s applicable provincial level counterpart, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional ICP License directly from MIIT. An ICP service operator that has been granted a Trans-regional ICP License must file a record with the local branch of MIIT at the provincial level prior to conducting any value added telecommunications business in such provinces. The appendix to the ICP License must detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP License. The ICP License is subject to annual review and the annual review result will be recorded as an appendix to the ICP License, published to the public and notified to the applicable administrative authority for industry and commerce.

•	Detailed rules on the administration of internet websites (2005), which set forth that the website operator is required to apply for the ICP filing from MIIT or its local branches at the provincial level on its own or through the access service provider.

•	Regulations for administration of foreign-invested telecommunications enterprises (2008, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have good and profitable records and operating experiences in such industry.

•	Circular on strengthening the administration of foreign investment in and operation of value-added telecommunications business (2006). Under this circular, a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with the approved covering region on its ICP License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.

To comply with these PRC laws and regulations, we operate our websites through Shenzhen Xunlei, our PRC variable interest entity. Shenzhen Xunlei currently holds an ICP License expiring on April 30, 2020 for the provision of internet information services and also a value-added telecommunication license for the provision of internet data center services and internet access services expiring on March 10, 2020, and owns the essential trademarks and domain names in relation to our value-added telecommunications business.

Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

•	opposes the fundamental principles determined in the PRC’s Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the State;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

The PRC government may shut down the websites of ICP License holders that violate any of such content restrictions and requirement, revoke their ICP Licenses or impose other penalties pursuant to applicable law. To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website.

Regulation on online transmission of audio-visual programs

On July 6, 2004, GAPPRFT promulgated the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, or the 2004 Internet A/V Measures, which apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via internet or other information network. An applicant who engages in the business of transmitting audio-visual programs must apply for a license issued by GAPPRFT in accordance with the categories of business, receiving terminals, transmission networks and other items. Foreign invested enterprises are not allowed to engage in the above business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, MOC, GAPPRFT, the NDRC and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

On December 20, 2007, GAPPRFT and MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by GAPPRFT. In a press conference jointly held by GAPPRFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, GAPPRFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their business and continue their operation of internet audio-visual program services so long as those providers had not been in violation of the laws and regulations.

On May 21, 2008, GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions.

On December 28, 2007, GAPPRFT issued the Notice on Strengthening the Administration of TV Dramas and Films Transmitted via the Internet, or the Notice on Dramas and Films. According to this notice, if audio-visual programs published to the public through an information network fall under the film and drama category, the requirements of the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays will apply accordingly. In addition, providers of such services should obtain prior consents from copyright owners of all such audio-visual programs.

Further, on March 31, 2009, GAPPRFT issued the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, or the Notice on Content of A/V Programs which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other hazardous factors. In addition, on August 14, 2009, GAPPRFT issued the Notice on Relevant Issues Regarding Strengthening of the Administration of Internet Audio/visual Program Services Received by Television Terminals, which specifies that prior to providing audio-visual program services for television terminals, an ICP service operator shall obtain the License for Online Transmission of Audio-visual Programs containing the scope of “Integration and Operation Services of Audio-visual Programs Received by Television Terminals.” On April 1, 2010, GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual programs into four categories. However, at this stage, the Provisional Categories do not include internet television or mobile television, and it is unclear as to how the categorization system under the newly adopted Provisional Categories will be enforced or how will it evolve. To comply with these laws and regulations, Shenzhen Xunlei holds a License for Online Transmission of Audio-visual Programs which was updated in February 2012 with an effective period from February 29, 2012 to February 28, 2015. We have applied for the update of such license to cover the website of www.xunlei.com, the terminals of mobile devices and TVs and to cover all of our current business activities, such as the transmission of political news. See “Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation on foreign movies and television programs

Broadcast of foreign movies and television programs is strictly regulated by GAPPRFT. On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations shall be subject to the prior inspection and approval by GAPPRFT or its authorized agencies. On December 25, 2001, the State Council promulgated the Administrative Provisions on Films, under which any foreign films to be published or shown in public shall also be subject to the prior inspection and approval by GAPPRFT or its authorized agencies.

In addition, on September 23, 2004, GAPPRFT promulgated the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by GAPPRFT are qualified to apply to GAPPRFT or its authorized agencies for introduction or broadcasting of foreign television dramas or foreign television programs. Approval of such application is subject to the general plan of GAPPRFT and content of such foreign television dramas or programs must not by any means threaten the national security or violate any laws or regulations. In 2007, GAPPRFT issued the Notice on Further Strengthening the Administration of the Introduction and Broadcasting of Foreign Television Programs, emphasizing that the aforesaid regulations must be strictly followed.

The 2004 Internet A/V Measures also explicitly prohibit the internet service providers from broadcasting any foreign television or radio program over the information network and any violation may result in warnings, monetary penalties or criminal liabilities in severe cases. On November 19, 2009, GAPPRFT issued a notice to extend the prohibition of broadcasting foreign television programs to mobile TV. However, pursuant to several notices issued by GAPPRFT, such as the Notice on Dramas and Films and the Notice on Content of A/V Programs referenced above under “—Regulation on online transmission of audio-visual programs,” foreign audio-visual programs may be published to the public through the internet, provided that such foreign audio-visual programs comply with the regulations on administration of radios, films and television, and that the relevant permits required by PRC laws and regulations, such as the Permit for Issuance of TV Dramas, Permit for Public Screening of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Screening of Academic Literature Movies and TV Plays, have been obtained for such foreign audio-visual programs. The promulgation of the Notice on Dramas and Films and the Notice on Content of A/V Programs implies that the absolute restriction over broadcasting foreign television or radio programs on the Internet as set forth in the 2004 Internet A/V Measures has been lifted. In September 2014, GAPPRFT issued the Notice on Further Implementation of Relevant Provisions on Management of Online Foreign Film and Television Programs, emphasizing that foreign audio-visual programs may be published through the internet provided that the aforesaid requirements are strictly followed. In addition, under the notice, website operators are each required to file an annual plan in connection with the sourcing of online foreign film and television programs to GAPPRFT, and the total annual volume of foreign film and television programs sourced by a single website must not exceed 30% of the total volume of domestic film and television programs broadcasted by such website in the last year. Each foreign film and television program is also required to be registered on the “Information Registration Platform for Online Foreign Film and Television Programs” before March 31, 2015, or else it would be prohibited from being published online beginning on April 1, 2015. In January 2015, GAPPRFT issued the Notice on Carrying Out the Information Declaration and Registration Work in relation to the Online Foreign Film and Television Programs, further emphasizing and clarifying the registration requirements and procedures for sourcing online foreign film and television programs.

We source foreign movies and television programs from various content providers. In dealing with content providers, we seek general assurance in the contracts we enter into with them that the content granted to us shall neither breach any applicable laws, regulations or public morals, nor impair any third party rights. We also source some foreign audio-visual programs directly from foreign content providers. We are in the process of applying for the approval and registration for introducing and broadcasting such foreign audio-visual programs in China, but we have not obtained approvals from or registered with GAPPRFT and cannot assure you that we will be able to obtain such approval in a timely manner. See “Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation on production of radio and television programs

On July 19, 2004, GAPPRFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from GAPPRFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operation strictly in compliance with the approved scope of production and operation and other than radio and TV stations, such entities must not produce radio and TV programs regarding current political news or similar subjects and columns. Shenzhen Xunlei holds a Permit for Production and Operation of Radio and TV Program which was last updated in September 2012 and will expire on September 24, 2015, with an approved scope of the production of radio plays, TV dramas, animations, featured shows and entertainment programs.

Regulation on online cultural activities

On February 17, 2011, MOC promulgated the new Provisional Measures on Administration of Internet Culture, or the Internet Culture Measures, which became effective as of April 1, 2011, and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on Mar 18, 2011. MOC also abolished the Provisional Measures on Administration of Internet Culture promulgated on May 10, 2003 and amended on July 1, 2004 as well as the Notice on Issues Relating to Implementing the Provisional Measures on Administration of Internet Culture issued on July 4, 2003. The Internet Culture Measures apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products produced, disseminated and circulated via internet which mainly include: (i) online cultural products particularly produced for the internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons, and disseminated via the internet. Pursuant to these measures, entities are required to obtain relevant Online Culture Operating Permits from the applicable provincial level culture administrative authority if they intend to commercially engage in any of the following types of activities:

•	production, duplication, importation, distribution or broadcasting of online cultural products;

•	publication of online cultural products on the internet or transmission thereof via information networks such as the internet and the mobile networks to computers, fixed-line or mobile phones, television sets or gaming consoles for the purpose of browsing, reviewing, using or downloading such products by online users; or

•	exhibitions or contests related to online cultural products.

To comply with these then- and currently effective laws and regulations, Shenzhen Xunlei holds an Online Culture Operating Permit which was updated in September 2013 with an effective period from March 15, 2013 to March 15, 2016 for the operating of online games (including issuance of virtual currency), music entertainment products and animation and comic and Xunlei Games obtained an Online Culture Operating Permit in July 2013 with an effective period from July 30, 2013 to July 30, 2016 for the operating of online games (including issuance of virtual currency).

Regulation on online games

MOC is the government agency primarily responsible for regulating online games in the PRC. On June 3, 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, pursuant to which the content of the online games are subject to the review of MOC. These measures set forth a series of prohibitions regarding the content of the online games, including but without limitation the prohibition on content that oppose the fundamental principles stated in the PRC Constitution, compromise state security, divulge state secrets, subvert state power or damage national unity, and content that is otherwise prohibited by laws or administrative regulations. Moreover, in accordance with these measures, ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency must obtain the Online Culture Operating Permit and handle the censorship procedures for imported online games and the filing procedures for domestically developed online games with MOC and its provincial counterparts. The procedures for the censorship of imported online games must be conducted with MOC prior to the commencement date of the online operation and the filing procedures for domestic online games must be conducted with MOC within 30 days after the commencement date of the online operation or the occurrence date of any material alteration of such online games. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products provided by third parties. ICP service operators cannot appropriate the advance payment by the players and are not allowed to provide trading service of virtual currency to minors. All the transactions in the accounts shall be kept in records for a minimum of 180 days. To comply with these laws and regulations, Shenzhen Xunlei and Xunlei Games have obtained the Online Culture Operating Permit respectively for operating online games.

Further, the online publication of online games is subject to the regulation of GAPPRFT under the Tentative Administration Measures on Internet Publication and ICP service operators must obtain the Internet Publication License prior to provision of any online game services. On September 28, 2009, GAPPRFT, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or the Notice of Three Provisions and Internet Games, which expressly requires that all online games need to be screened by GAPPRFT through the advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online. In addition, foreign investors are prohibited from operating online games by the forms of Sino-foreign joint ventures, Sino-foreign cooperatives and wholly foreign-owned enterprises. The indirect functions such as contractual control and technology supply are also prohibited.

Our online games services are currently provided by Shenzhen Xunlei and Xunlei Games. Shenzhen Xunlei holds an Internet Publication License and Xunlei Games is in the process of applying for an Internet Publication License from GAPPRFT for its publication of online games. We also require the developers of certain online games to obtain the requisite approvals of relevant online games from GAPPRFT, and make the filings with MOC, for relevant online games. See “Risk factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to successfully implement our plan to acquire exclusive rights to operate and sub-license games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

Regulation on anti-fatigue system, real-name registration system and parental guardianship project

In April 2007, GAPPRFT and several other government agencies issued a circular requiring the implementation of an anti-fatigue system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a minor player by half if the minor has reached the “fatiguing” level, and to zero once reaching the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. In July 2011, GAPPRFT, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue and real-name registration system. The main purpose of the Real-name Registration Notice is to curb addictive online game playing by minors and protect their physical and mental health. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. The Real-name Registration Notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.

In January 2011, MOC, together with several other government agencies, jointly issued a Circular on Printing and Distributing Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors. This circular indicates that online game operators must have person in charge, set up specific service webpages and publicize specific hotlines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior. Online game operators must also submit a report regarding its performance under the Parental Guardianship Project to the local MOC office each quarter.

We have developed and implemented an anti-fatigue and compulsory real-name registration system in our online games, and will cooperate with the National Citizen Identity Information Center to launch the identity verification system upon the issuance of relevant implementing rules. For game players who do not provide verified identity information, we assume that they are minors under 18 years of age. In order to comply with the anti-fatigue rules, we set up our system so that after three hours of playing our online games, minors only receive half of the virtual items or other in-game benefits they would otherwise earn, and after playing for more than five hours, minors would receive no in-game benefits.

Regulation on online game virtual currency

On February 15, 2007, MOC, the People’s Bank of China and other relevant government authorities jointly issued the Notice on Further Strengthening Administrative Work on the Internet Cafes and Online Games, or the Internet Cafes Notice, pursuant to which the People’s Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. It also provides that virtual currency shall only be used to purchase virtual items. On June 4, 2009, MOC and Ministry of Commerce jointly issued the Notice on Strengthening the Administrative Work on Virtual Currency of Online Games, pursuant to which no enterprise may concurrently provide both virtual currency issuance service and virtual currency transaction service. In addition, the Provisional Measures on the Administration of Online Games require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for the Online Culture Operating Permit from provincial branches of MOC. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online game virtual currency can only be used for products and services related to the issuance company’s own online games.

To comply with these regulations, Shenzhen Xunlei and Xunlei Games have obtained the Online Culture Operating Permit for issuing online game virtual currency, and we plan to make the requested filing of its issuance of virtual currency with the local branch of MOC in Guangdong.

Regulation on internet news dissemination

SCIO and MIIT promulgated the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services, and the Provisions for the Administration of Internet News Information Services on November 7, 2000 and September 25, 2005, respectively. Pursuant to such regulations, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the foregoing two regulations and have acquired the approval from SCIO after securing permission from the news office of the local government at the provincial level. Moreover, the websites intending to publish the news released by the aforementioned news agencies must enter into agreements with the respective news agencies, and file copies of such agreements with the news office of the local government at the provincial level. In addition, any organization is prohibited from establishing Sino-foreign joint ventures, Sino-foreign cooperatives and wholly foreign owned enterprises to operate internet news dissemination service. The content we currently provide on our websites includes some current political news from third party news providers. Currently we do not hold an internet news license from SCIO and we plan to apply for such internet news license. However, we cannot assure you that we will be able to obtain such license in a timely manner or at all. See “Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation on internet publication

GAPPRFT is the government agency responsible for regulating publication activities in the PRC. On June 27, 2002, MIIT and GAPPRFT jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require internet publishers to secure approval, or the Internet Publication License, from GAPPRFT to conduct internet publication activities. The term “internet publication” is defined as an act of online dissemination where internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the internet or transmit to users via the internet for browsing, use or downloading by the public. The Internet Publication Measures also provide the detailed qualifications and application procedures for obtaining the Internet Publication License. Neither GAPPRFT nor MIIT has specified whether the approval required by the Internet Publication Measures is applicable to the dissemination of online audio and video programs. However, the Notice of Three Provisions and Internet Games issued jointly by GAPPRFT and other relevant administrations confirmed that the entities operating internet games must obtain the Internet Publication License. On February 21, 2008, the GAPPRFT promulgated the Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, which took effect on April 15, 2008. Under the Electronic Publication Rules and other regulations issued by the GAPPRFT, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPPRFT.

Shenzhen Xunlei holds an Internet Publication License for the publication of internet games with an expiry date of September 17, 2017 and is in the process of applying for expansion of the business scope therein to include the publication of music works and other internet publishing activities, and Xunlei Games is in the process of applying for the internet publication license for its publication of online games. See “Risk factors—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to successfully implement our plan to acquire exclusive rights to operate and sub-license games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

Regulation on internet privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent, unless such disclosure is required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosure. ICP service operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by MIIT on December 29, 2011, without the consent of a user, an ICP operator may not collect any user personal information or provide any such information to third parties. An ICP service operator shall expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator shall take immediate remedial measures and in severe consequences, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress of the PRC on December 28, 2012, or the Decision, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, or the Order, any collection and use of user personal information shall be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator shall also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the Decision or the Order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, established information security systems to protect user’s privacy.

Regulation on internet medicine information service

The State Food and Drug Administration, or the SFDA, promulgated the Administration Measures on Internet Medicine Information Service on July 8, 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the applicable provincial level counterpart of SFDA. Although we currently offer certain information regarding medicine or medical equipment on our platform, Shenzhen Xunlei obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration for the provision of internet medical information services with an expiry date of November 26, 2018.

Regulation on advertising business

The State Administration for Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in the PRC.

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

To comply with these laws and regulations, we have obtained a business license, which allows us to operate advertising businesses, and adopted several measures. Our advertising contracts require that substantially all advertising agencies or advertisers that contract with us must examine the advertising content provided to us to ensure that such content are truthful, accurate and in full compliance with PRC laws and regulations. In addition, we have established a task force to review all advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements, and we also request relevant advertisers to provide proof of governmental approval if an advertisement is subject to special government review. See “Risk factors—Risks related to our business—Advertisements we display may subject us to penalties and other administrative actions.”

Regulation on information security and censorship

The applicable PRC laws and regulations specifically prohibit the use of internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these regulations, it is mandatory for internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the internet service provider to liability and certain penalties given by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts. As Shenzhen Xunlei is an ICP operator, it is subject to the laws and regulations relating to information security and censorship. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, and regularly updates its information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Regulation on torts

The Tort Law was promulgated by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective on July 1, 2010. Under this law, internet users and internet service providers shall bear tortious liability in the event they infringe upon other people’s civil rights and interests through the internet. Where an internet user is infringing upon the civil rights or interests of another person via internet, the injured party shall have the right to demand the relevant internet service provider to take necessary measures such as deleting the infringing content, etc. by serving the internet service provider a notice. Where the internet service provider fails to take any necessary measures, it shall be jointly and severally liable with the internet user for any additional injury or damage incurred thereafter. Under the circumstance that the internet service provider is aware that an internet user is infringing upon the civil rights or interests of another person and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

Regulation on intellectual property rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright law

Under the Copyright Law (1990), as revised in 2001 and 2010, and its related Implementing Regulations (2002), as revised in 2013, creators of protected works enjoy personal and property rights, including, among others, the right of dissemination via information network of the works. The term of a copyright, other than the rights of authorship, alteration and integrity of an author which shall be unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, without editing, amending or selecting any transmitted content. When imposing administrative penalties upon the act which infringes upon any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Pursuant to the Regulation on Protection of the Right of Communication through Information Network (2006), as amended in 2013, an ICP service provider may be exempted from indemnification liabilities under certain circumstances:

•	any ICP service provider, who provides automatic internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users, will not be required to assume the indemnification liabilities if (i) it has not chosen or altered the transmitted works, performance and audio-visual products; and (ii) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

•	any ICP service provider who, for the sake of improving network transmission efficiency, automatically provides to its own users, based on the technical arrangement, the relevant works, performances and audio-visual products obtained from any other ICP service providers will not be required to assume the indemnification liabilities if (i) it has not altered any of the works, performance or audio-visual products that are automatically stored; (ii) it has not affected such original ICP service provider in grasping the circumstances where the users obtain the relevant works, performance and audio-visual products; and (iii) when the original ICP service provider revises, deletes or shields the works, performance and audio-visual products, it will automatically revise, delete or shield the same based on the technical arrangement.

•	any ICP service provider, who provides its users with information memory space for such users to provide the works, performance and audio-visual products to the general public via the information network, will not be required to assume the indemnification liabilities if (i) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (ii) it has not altered the works, performance and audio-visual products that are provided by the users; (iii) it is not aware of or has no reason to know the infringement of the works, performance and audio-visual products provided by the users; (iv) it has not directly derived any economic benefit from the provision of the works, performance and audio-visual products by its users; and (v) after receiving a notice from the right holder, it has deleted such works, performance and audio-visual products as alleged for infringement pursuant to such regulation.

•	any ICP service provider, who provides its users with search services or links, will not be required to assume the indemnification liabilities if, after receiving a notice from the rights holder, it has deleted the works, performance and audio-visual products as alleged for copyright infringement pursuant to this regulation. However, the ICP service provider shall be subject to joint liabilities for copyright infringement if it is aware of or has reason to know the infringement of the works, performance and audio-visual products to which it provides links.

In December 2012, the Supreme People’s Court of China promulgated the Provisions on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, which provides that the courts will require ICP service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from rights holders, but also links or content they “should have known” to contain infringing content. The provisions further provide that where an ICP service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights.

To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on Xunlei Kankan and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Patent law

The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The State Intellectual Property Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. Among the patent applications we have filed, 47 were granted in the PRC, while another seven applications are being examined by the State Intellectual Property Office of the PRC.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 and 2013 and its implementation rules. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2014, we had applied for registration of 170 trademarks, of which we had received 144 registered trademarks in different applicable trademark categories, including one trademark registered with the United States Patent and Trademark Office and one trademark registered with World Intellectual Property Organization.

Regulation on domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on November 5, 2004 and effective on December 20, 2004. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court or initiate an arbitration procedure. We have registered www.xunlei.com, www.kankan.com and other domain names.

Regulation on tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, the EIT Law and its implementation rules permit qualified high and new technology enterprises, or HNTEs, to enjoy a reduced enterprise income tax rate of 15%.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

Although we are not controlled by a PRC enterprise or PRC enterprise group and we do not believe that we meet all of the above-mentioned conditions, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purpose. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Risk factors—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations.”

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly-owned subsidiary in China and Shenzhen Xunlei, our variable interest entity in China and its shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment to the tax liability of Shenzhen Xunlei, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

PRC business tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

PRC value added tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

The business tax has been imposed primarily on our revenues from the provision of taxable services, assignments of intangible assets and transfers of real estate. Prior to the implementation of the pilot program, our business tax generally ranged from 3% to 5%, subject to the nature of the revenues being taxed. Before the implementation of the pilot program, we were mainly subject to a small amount of VAT mainly for revenues of the sale of software. VAT has been imposed on those revenues at a rate of 17%. With the implementation of the Pilot Program, in addition to the revenues currently subject to VAT, our advertising and content sub-licensing revenues are in the scope of the pilot program and are now subject to VAT at a rate of 6%.

On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

PRC dividend withholding tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. According to the SAT Circular 601, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under the relevant taxation treaties. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although Xunlei Computer is currently wholly owned by Xunlei Network HK, we cannot assure you that we may be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Regulation on labor laws and social insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits.

Regulation on foreign exchange control and administration

Foreign exchange regulation in the PRC is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008 respectively; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules promulgated by the People’s Bank of The PRC on June 20, 1996.

Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches; while for the foreign currency payments for current account items, the SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations. Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless it is otherwise provided by law, such Renminbi capital cannot be used for domestic equity investment. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used. Violations of the Circular No. 142 could result in severe monetary fines or penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which became effective on December 17, 2012. Circular 59 substantially amends and simplifies the current foreign exchange procedure. The major developments under Circular 59 are that the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of Circular 59. Reinvestment of RMB proceeds by foreign investors in the PRC no longer requires SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires SAFE approval.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Regulation on foreign exchange registration of offshore investment by PRC residents

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 and related rules provide that if PRC residents establish or acquire direct or indirect interests of offshore special purpose companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests of PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs. Circular No. 75 also requires PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, and provision of guaranty to a foreign party. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period, or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and the amendment requirements described above could result in liability under PRC law for the evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE issued SAFE Circular No. 13, which is scheduled to take effect on June 1, 2015. SAFE Circular No. 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the SAFE Circular No. 37, except that those PRC residents who have failed to comply with the SAFE Circular No. 37 will continue to fall within the jurisdiction of the relevant local SAFE branches and must make their supplementary registration application with such local SAFE branches.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular No. 37 and other related rules. Our PRC resident shareholders, namely Sean Shenglong Zou, Hao Cheng and Fang Wang, have completed the registration and amendment registration with the local SAFE branch in relation to all our previous private financings and their subsequent ownership changes by April 2012 as required under the SAFE regulations and are in the process of applying for the relevant amendment registrations with the local SAFE branch in relation to their ownership changes in our company and our series E financing after April 2012. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular No. 37 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under Circular No. 37 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Regulation on employee share options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges according to the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

Our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to the Stock Option Rules when our company becomes an overseas listed company upon the completion of our initial public offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the State Administration for Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on dividend distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law (2005);

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and

•	Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

Regulation on overseas listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NASDAQ Global Select Market given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and variable interest entity and the subsidiaries of our variable interest entity, as of the date of this annual report on Form 20-F:

Note:

(1)	Shenzhen Xunlei is our variable interest entity. Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, Mr. Hao Cheng, our co-founder and director, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang respectively own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests.
(2)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.

Contractual arrangements with Shenzhen Xunlei

Agreements that provide us effective control over Shenzhen Xunlei

Business operation agreement

Pursuant to the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei’s shareholders must appoint the candidates nominated by Giganology Shenzhen to be the directors on its board of directors in accordance with applicable laws and the articles of association of Shenzhen Xunlei, and must cause the persons recommended by Giganology Shenzhen to be appointed as its general manager, chief financial officer and other senior executives. Shenzhen Xunlei and its shareholders also agree to accept and strictly follow the guidance provided by Giganology Shenzhen from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Shenzhen Xunlei and its shareholders agree that Shenzhen Xunlei will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the amendment of Shenzhen Xunlei’s articles of association, without the prior consent of Giganology Shenzhen and Xunlei Limited or their respective designees. For instance, in May 2011, Shenzhen Xunlei sought and obtained consent from Giganology Shenzhen and Xunlei Limited to increase its registered capital by RMB20 million and to revise its articles of association accordingly. The term of this agreement will expire in 2016 and may be extended at Giganology Shenzhen’s request prior to the expiration date.

Equity pledge agreement

Pursuant to the equity pledge agreement between Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders’ performance of their respective obligations and any ensuing liabilities under the exclusive technology support and service agreement, as amended, the exclusive technology consulting and training agreement, as amended, the proprietary technology license agreement, the business operation agreement, as amended, the equity interests disposal agreement, as amended, the loan agreements, as amended, and the intellectual properties purchase option agreement, as amended. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. If Shenzhen Xunlei and/or its shareholders breach their contractual obligations under those agreements, Giganology Shenzhen, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Powers of attorney

Pursuant to the irrevocable powers of attorney executed by each shareholder of Shenzhen Xunlei, each such shareholder appointed Giganology Shenzhen as its attorney-in-fact to exercise such shareholders’ rights in Shenzhen Xunlei, including, without limitation, the power to vote on its behalf on all matters of Shenzhen Xunlei requiring shareholder approval in accordance with PRC laws and regulations and the articles of association of Shenzhen Xunlei. Each power of attorney will remain in force for 10 years from the date of execution unless the business operation agreement, as amended, among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei is terminated at an earlier date. The term may be extended at Giganology Shenzhen’s discretion.

Agreements that transfer economic benefits to us

Exclusive technology support and services agreement

Pursuant to the exclusive technology support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology support and technology services related to all technologies needed for its business. Giganology Shenzhen exclusively owns any intellectual property rights resulting from the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. The term of this agreement will expire in 2025 and may be extended with Giganology Shenzhen’s written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Shenzhen Xunlei.

Exclusive technology consulting and training agreement

Pursuant to the exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology consulting and training services related to its business. Giganology Shenzhen exclusively owns any intellectual property rights resulting from the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. The term of this agreement will expire in 2025 and may be extended with Giganology Shenzhen’s written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Shenzhen Xunlei.

Proprietary technology license contract

Pursuant to the proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, Giganology Shenzhen grants Shenzhen Xunlei a non-exclusive and non-transferable right to use Giganology Shenzhen’s proprietary technology. Shenzhen Xunlei can only use the proprietary technology to conduct its business within China. Giganology Shenzhen or its designated representative(s) owns the rights to any improvements developed based on the proprietary technology licensed pursuant to this contract. The term of the agreement will expire in 2022 and, at Giganology Shenzhen’s discretion, may be extended for an additional 10 years or for other time period as agreed by both Giganology Shenzhen and Shenzhen Xunlei.

Intellectual properties purchase option agreement

Pursuant to the intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Shenzhen Xunlei irrevocably grants Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase certain specified intellectual properties that it owns for RMB1.0 or the minimum amount of consideration permitted under the PRC law. The term of the agreement will expire in 2022 and may be automatically extended for an additional 10 years at each expiration date as long as these intellectual properties have not been transferred to Giganology Shenzhen and/or its designee and Shenzhen Xunlei then still exist.

Agreements that provide us the option to purchase the equity interest in Shenzhen Xunlei

Equity interests disposal agreement

Pursuant to the equity interests disposal agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei’s shareholders irrevocably grant Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase all or part of their equity interests in Shenzhen Xunlei for RMB1.0 or the minimum amount of consideration permitted under PRC law. The term of the agreement will expire in 2016 and may be extended at Giganology Shenzhen’s discretion.

Loan agreements

Under the loan agreement between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, as amended, Giganology Shenzhen made interest-free loans of approximately RMB1.8 million, RMB2.5 million, RMB2.3 million, RMB0.2 million and RMB2.3 million, respectively, to each of the above shareholders of Shenzhen Xunlei and all of these shareholders have used the full amount of loans to make capital contribution to Shenzhen Xunlei. The term of this agreement is two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until each shareholder of Shenzhen Xunlei has repaid the loan in its entirety in accordance with the loan agreement. The loan for each shareholder will be deemed to be repaid under this agreement only when all equity interest held by the relevant shareholder in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. As of the date of this annual report, all the loans under the loan agreements remain outstanding. At any time during the term of the loan agreement, Giganology Shenzhen may, at its sole discretion, require any of the shareholders of Shenzhen Xunlei to repay all or any portion of his outstanding loan under the agreement.

In addition, following the loan agreement mentioned above, under a separate loan agreement between Giganology Shenzhen and Mr. Sean Shenglong Zou as a shareholder of Shenzhen Xunlei, as amended, Giganology Shenzhen made an additional interest-free loan of RMB20 million to Mr. Zou, the entire amount of which was used to contribute to the registered capital of Shenzhen Xunlei, increasing the registered capital of Shenzhen Xunlei to RMB30 million. The term of this agreement is two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until Mr. Zou has repaid the loan in its entirety in accordance with the loan agreement. This loan will be deemed to be repaid under this agreement only when all equity interest held by the relevant shareholder in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. At any time during the term of the loan agreement, Giganology Shenzhen may, at its sole discretion, require all or any portion of the outstanding loan under the agreement to be repaid.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our variable interest entity and our subsidiaries in China comply with all existing PRC laws and regulations; and

•	the contractual arrangements among Giganology Shenzhen, our PRC subsidiary, Shenzhen Xunlei and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

We have been advised by Zhong Lun Law Firm, our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business to provide digital media data transmission and streaming services, online games and other value-added telecommunication services do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—Risk factors—Risks related to our corporate structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.	Property, Plant and Equipment

Our principal executive offices are located at 4/F, Hans Innovation Mansion, North Ring Road, No. 9018 High-Tech Park, Nanshan District, Shenzhen, People’s Republic of China, which comprises approximately 5,300 square meters of office space. In addition to other offices in Shenzhen, we also have offices in Beijing, Shanghai and Hong Kong and representative offices in Xiamen and Guangzhou, respectively, totaling approximately 16,000 square meters. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. The lease for our principal executive offices will expire in December 2016, and the other leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed automatically upon expiration. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We operate a powerful internet platform in China based on cloud computing to enable users to quickly access, manage and consume digital media content. We are increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones to further expand our user base and offer our users a wider range of access points.

We provide users with quick and easy access to digital media content on the internet through two core products and services, available to users for free and for a subscription fee, respectively. Our acceleration products and services include Xunlei Accelerator and our cloud acceleration subscription services (delivered through products such as Green Channel, Offline Accelerator and Yunbo). Benefitting from the large user base accumulated by our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added products and services include Xunlei Kankan, online game and pay per view.

We have successfully monetized our large user base. We generate revenues primarily through the following services:

•	Subscription services. We provide cloud acceleration subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed to 48.1% of our revenues in 2013 and 53.7% in 2014. Subscription fees are time-based and are primarily collected up-front from subscribers on a monthly or yearly basis.

•	Online advertising services. We provide marketing opportunities on our online video streaming websites and platform to our advertisers. Online advertising revenues contributed to 26.7% of our revenues in 2013 and 21.0% in 2014 and the revenues are derived principally from various forms of advertisements that we place on Xunlei Kankan.

•	Other internet value-added services. We offer multiple other value-added services to our users. Revenues from other internet value-added services contributed to 25.2% of our revenues in 2013 and 25.3% in 2014.

Our revenues increased from US$148.2 million in 2012 to US$180.2 million in 2013 and US$182.9 million in 2014. We had net income attributable to Xunlei Limited of US$0.5 million, US$10.7 million and US$10.8 million in 2012, 2013 and 2014, respectively. We had net income attributable to Xunlei Limited’s common shareholders of US$2.3 million in 2013. However, we had net loss attributable to Xunlei Limited’s common shareholders of US$0.3 million and US$105.4 million in 2012 and 2014, respectively; the amount of US$105.4 million in 2014 primarily due to the acceleration of amortization of beneficial conversion feature of series E preferred shares upon the initial public offering of US$49.3 million, the deemed dividend to preferred shareholders upon the initial public offering of US$32.8 million and the deemed dividend to certain shareholders from the repurchase of shares of US$14.9 million.

Major factors affecting our results of operations

Our business and operating results are subject to general factors affecting the internet industry in China, including overall economic growth, which has resulted in increases in disposable income and consumer spending, government and industry initiatives accelerating the technological advancement and growth of internet industry, the growth of internet usage and penetration rate in China, strong preference of Chinese consumers for accessing digital media content through the internet, the greater availability of digital media content on the internet, and the increasing acceptance of online advertising as part of advertisers’ overall marketing strategy and spending. Our results of operations will continue to be affected by such general factors.

Our results of operations are also directly affected by a number of company-specific factors, including:

Our ability to continue to enhance and innovate our service offerings, including our mobile products and Project Crystal, and our efforts to streamline our existing business by divesting of non-core service offerings.

As our industry evolves rapidly and user preference for our services may change quickly, our revenues and results of operations significantly depend on our ability to continue enhancing and expanding our service offerings to meet evolving user preference and market demand, and to broaden our user base. We have a proven track record of developing our service offerings to successfully address the preferences of China’s internet users. To address deficiencies of digital media content transmission over the internet in China, we provide users with quick and easy access to digital media content on the internet through two core products and services, Xunlei Accelerator and our cloud acceleration subscription services, available to users for free and for a subscription fee, respectively. To meet our users’ digital media content access and consumption needs, we have further developed various value-added services, including Xunlei Kankan, online game services and pay per view services. Furthermore, we focus more on user behaviors and study users’ life cycles on our platform, so that we can offer relevant services at the right time and encourage users to continue using our services.

An important part of our business plan is to continue transitioning to mobile internet. As an increasing number of users are accessing online services through mobile devices, we are increasingly expanding our services to mobile devices, particularly through cooperation with a smartphone maker, Xiaomi, which currently offers our mobile acceleration application pre-installed on its new phones and as updates on its existing phones. We intend to further work with more smartphone makers in China so that a larger number of mobile users can benefit from our mobile products, including acceleration and higher success rates.

In addition, we offer an important innovative service in Project Crystal, which crowdsources bandwidth and potentially storage space from our users. As internet usage continues to grow in China, bandwidth is becoming an increasingly precious commodity, and Project Crystal provides an innovative way to utilize idle bandwidth and potentially unused storage space from users to maximize efficiency. We currently pay users who participate in Project Crystal market rates for the bandwidths they offer, and as the bandwidth we crowdsource continues to expand, we intend to generate external sales from the crowdsourced bandwidth by selling them to third party internet content providers.

Furthermore, as part of our continued drive to streamline our existing business, we analyze our existing business based on contribution to our leadership position as a company with innovative technology as well as our profitability profile, and decide on whether to divest any portion of our business to allow us to focus more our core competence, long-term strategy and profitability. As a result, we have entered into a binding framework agreement, dated March 31, 2015, to sell our entire interest in Xunlei Kankan to a third party, subject to certain conditions. If this sale is completed as we planned, we expect to put increasing focus on, and devote more management attention to, maintaining our technological leadership and focusing on research and development.

Our ability to further monetize our user base.

Our revenues and results of operations depend on our ability to further monetize our user base, to convert more users to subscribers and to increase the spending of our subscribers. With enhanced knowledge of user behavior and preferences, we offer a diverse range of premium services tailored to their individual needs. For example, our cloud acceleration subscription services offer users value-added services for speed. We intend to further monetize our user base and aim to convert users to subscribers by expanding our offering of value-added services, such as cloud-based storage and mobile access. We plan to provide one-stop services for our users, in terms of accessing content and storage and synchronization of content across devices, including mobile devices and PC.

Our ability to maintain our technology leadership and cost-efficient infrastructure.

Our results of operations depend on our ability to maintain our technology leadership, with innovations such as our mobile technology, our bandwidth crowdsourcing technology and our cloud acceleration technology. Our mobile technology allows users to access content from anywhere, our bandwidth crowdsourcing technology enables us to utilize the idle bandwidth available from our large user base, and our cloud acceleration technology enables users to access content in an efficient manner. Our proprietary technology and highly scalable massive distributed computing network form our core competitive advantage, enabling us to deliver superior transmission acceleration services and enhanced user experience anywhere and with an efficient sort of acceleration. Our resource discovery network leverages our distributed computing power, computing and storage capacity and significantly reduces our reliance on servers operated by us, which in turn provides us with a clear cost advantage over our competitors. As part of our expansion strategy, we plan to devote substantial resources to research and development in order to better serve our users, particularly to Project Crystal and mobile products and services. Therefore, the expenses associated with our research and development are expected to increase in the near future. However, we plan to continue to increase the bandwidth we crowdsource through Project Crystal, which is expected to continue to reduce our bandwidth cost and contribute to the cost efficiency of our overall infrastructure.

Our ability to control our costs and operating expenses.

Our results of operations depend on our ability to control our costs and operating expenses. We expect our bandwidth costs to continue to increase as we grow our business and raise the number of subscribers, although we expect such costs would be partly offset by the fact that we expect to source an increasing amount of bandwidth from bandwidth crowdsourced through Project Crystal. Substantially all of our content cost is historically associated with Xunlei Kankan and such content cost may increase if we continue to operate Xunlei Kankan, despite our efforts to secure the content in a cost efficient manner; however, if we successfully sell Xuenlei Kankan to an independent third party, pursuant to the binding framework agreement we entered into and announced on March 31, 2015, we expect our content cost to significantly decrease in the future to an immaterial level. In addition, our operating expenses are expected to increase in the future, since we expect increased headcount to reflect the growth of our business. We plan to continue to invest in research and development to maintain our technology leadership, especially to increase our research and development expenses and sales and marketing expenses in relation to Project Crystal.

Description of certain statement of operations items

Revenues

We derive our revenues primarily from cloud acceleration subscription services, online advertising and other internet value-added services including online games, content sublicensing and pay per view services. The following table sets forth the principal components of our revenues by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
	2012		2013		2014
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Subscriptions	51,055	34.4	86,733	48.1	98,189	53.7
Online advertising	61,795	41.7	48,028	26.7	38,378	21.0
Other internet value-added services	35,350	23.9	45,483	25.2	46,320	25.3

Total	148,200	100.0	180,244	100.0	182,887	100.0

Subscriptions. We introduced our cloud acceleration subscription services in March 2009 and we generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a time-based subscription fee. The standard subscription fee is RMB10 (US$1.6) per month or RMB99 (US$15.9) per year, and we introduced subscription packages of RMB15 (US$2.4) per month or RMB149 (US$23.9) per year in 2012 and RMB30 (US$4.8) per month in late 2013 to cater to subscribers’ different demand for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Our subscription revenues, as a percentage of our revenues, increased 34.4% in 2012 to 48.1% in 2013, and further to 53.7% in 2014.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We may maintain our subscriber base in the future by expanding our offering of fee-based services, but important factors outside of our control, such as the PRC government’s regulation and censorship of information disseminated over the internet, may have a material adverse impact on our cloud acceleration services, which in turn may have an adverse effect on the number of our subscribers and on our revenues and results of operations. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We conducted an internal compliance investigation to ensure that the content transmitted by our products is in compliance with the strict standards set out by the authorities, and as a result, deleted millions of cached files, added thousands of keywords to our automatic keyword filtration system and permitted temporary suspension of services by approximately 350,000 existing subscribers as of the end of 2014. Also see “Item 3. Key Information—D. Risk Factors—Risks related to our business—Regulation and censorship of information disseminated over the internet in China, recently strengthened, may adversely affect our business, and we may be liable for digital media content on our platform.” In the future, there may be other laws and regulations that lead to further voluntary or forced removal of content or other measures to ensure compliance with standards set out by relevant regulatory authorities, which may further reduce our subscriber base. Currently, we are unable to quantify the magnitude and extent of such impact, although we expect our number of subscribers may experience decline in the near future.

Online advertising. Our online advertising revenues were historically derived principally from various forms of advertisements that we place on Xunlei Kankan. A significant majority of our advertisers purchase our online advertising services through third-party advertising agencies. As is customary in the advertising industry in China, we pay rebates to third-party advertising agencies and recognize revenues net of these rebates.

Historically, we derived advertising revenues of US$16.8 million, US$3.1 million and US$1.9 million from Xunlei Accelerator and US$45.0 million, US$44.9 million and US$36.4 million from Xunlei Kankan in the years 2012, 2013 and 2014, respectively. In the first half of 2013, we discontinued delivering advertisements on Xunlei Accelerator to further improve user experience and enhance user engagement, and do not expect to generate significant advertising revenues from Xunlei Accelerator after 2014. We also do not expect to generate significant advertising revenues in the future, if at all, if we complete our proposed sale of Xunlei Kankan to an independent third party. For details of our planned sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.”

The most significant factors that directly affect our online advertising revenues are the average spending per advertiser and the number of advertisers that use our online advertising services. The average spending per advertiser was approximately US$147,000 in 2012, which decreased to approximately US$120,000 in 2013 but increased to US$152,000 in 2014. The amount of average advertising spend per advertiser is the result of our total advertising revenues during a given period divided by the number of advertisers for that period. The number of advertisers that use our online advertising services was 420 in 2012, which decreased to 399 in 2013 and further to 252 in 2014. We calculate the number of advertisers during a given period as the number of advertisers to whom we have delivered advertising services during that period. An advertiser to whom we have delivered services more than once in a period is counted as one advertiser for that period.

Other internet value-added services. We actively seek new business opportunities that complement our existing core acceleration and video streaming related services offerings to further improve our overall user experience. We primarily derive other internet value-added services revenues from online games, content sublicensing and pay per view services. Revenues from other internet value-added services increased from US$35.4 million in 2012 to US$45.5 million in 2013 and further to US$46.3 million in 2014.

A significant portion of revenues of other internet value-added services were generated from our online games. For web games, we had approximately 162,000, 210,000 and 283,000 paying users for the years ended December 31, 2012, 2013 and 2014, respectively. For the MMOGs, we had approximately 292,000, 181,000 and 156,000 paying users for the years ended December 31, 2012, 2013 and 2014, respectively. We calculate the number of paying users during a given period as the cumulative number of users that have purchased virtual items or other products and services for our web games or MMOGs at least once during the relevant period. The amount of revenue attributable to our new games with an operating history of less than 12 months is approximately US$4.4 million in 2012, US$1.9 million in 2013 and US$13.5 million in 2014, representing 28.5%, 6.2%, 45.7% of our total revenues from online games in 2012, 2013, 2014, respectively. The amount of revenue attributable to our old games with an operating history of more than 12 months is approximately US$11.1 million in 2012, US$28.8 million in 2013 and US$16.1 million in 2014. In addition, our top five games accounted for approximately 7.7%, 11.5% and 8.8% of our total revenues in 2012, 2013, 2014, respectively.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) content costs, (iii) payment handling fees, (iv) depreciation of servers and other equipment and (v) games revenue sharing costs and others. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2012		2013		2014
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Bandwidth costs	22,211	15.0	35,454	19.6	40,380	22.1
Content costs, including amortization	46,671	31.5	35,964	20.0	34,673	19.0
Payment handling fees	8,505	5.7	12,401	6.9	11,963	6.5
Depreciation of servers and other equipment	3,271	2.2	4,317	2.4	5,652	3.1
Games revenue sharing costs and others	3,354	2.3	5,124	2.8	5,791	3.1

Total	84,012	56.7	93,260	51.7	98,459	53.8

Bandwidth costs. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers. Bandwidth is a significant component of our cost of revenues. We expect our bandwidth costs to increase on an absolute basis primarily due to an increased need for bandwidth to support the growth of our business, although we expect these costs to be partly offset by cost savings provided by Project Crystal, our efforts to crowdsource bandwidth, and be reduced significantly if our proposed sale of Xunlei Kankan is completed. For the three months ended December 31, 2014, a portion of the bandwidth we use for our acceleration services was supplied by bandwidth crowdsourced through Project Crystal, instead of buying such bandwidth from third parties. We believe that our distributed computing network provides us significant cost advantages in providing transmission and streaming services compared with traditional client-server architecture that may require considerably more investment in infrastructure, including servers and bandwidth, to support the same level of user activities. In addition, we expect to reduce our bandwidth costs as we continue to scale in magnitude the bandwidth we crowdsource through Project Crystal. For details on Project Crystal, see “Item 4. Information on the Company — B. Business Overview.” In addition, as a significant portion of our bandwidth was historically consumed by Xunlei Kankan’s online streaming business, we expect our bandwidth costs to decrease in the future if we complete our proposed sale of Xunlei Kankan to an independent third party. For details of our planned sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.”

Content costs. Content costs primarily consist of content licensing fees that we pay to copyright owners or content distributors. Our content costs increased significantly from 2011 to 2012, primarily due to the fast expansion of our content library on Xunlei Kankan. The increase of our content costs is also due to an increase in unit cost of professionally produced content due to increased market demand in China. Starting from April 2011, based on an accumulation of data gathered on historical viewing patterns of our content, we changed the content amortization method from straight line to accelerated method. Our content costs decreased from 2012 through 2014. We expect our content costs to continue to decrease in the future as we begin to secure content in a cost efficient manner. Furthermore, if we successfully sell our entire interest in Xunlei Kankan to an independent third party, as planned, we expect our content costs to decrease even further to immaterial levels as we would no longer pay for Xunlei Kankan’s extensive content library.

Payment handling fees. Payment handling fees are the fees we pay to payment channels for cloud acceleration subscription services, online games and other paid services. Users can make payments for such services through third-party online, fixed phone line and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers used to make subscription payments through mobile phones. However, as mobile carriers generally charge higher handling fees than other channels, we have modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling fees to increase as we continue to grow our subscription-based and other paid service offerings.

Depreciation of servers and other equipment. Depreciation expenses for servers and other equipment that are directly related to our business operations and technical support are included in our cost of revenues. We expect our depreciation expenses to increase on an absolute basis as we continue to invest in additional servers and other equipment to accommodate the growth of our user and subscriber base, but to decrease as a percentage of our revenues over time.

Games revenue sharing costs and others. These costs mainly represent the share of online game revenue remitted to developers of exclusive licensed games.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2012		2013		2014
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Research and development expenses	20,357	13.7	28,832	16.0	35,287	19.3

Sales and marketing expenses	20,219	13.6	26,610	14.8	29,253	16.0

General and administrative expenses	18,474	12.5	23,073	12.8	29,960	16.4

Total	59,050	39.8	78,515	43.6	94,500	51.7

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Expenditures incurred during the research phase are expensed as incurred. Expenditures incurred for the development of the acceleration products prior to the establishment of technological feasibility are expensed when incurred. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we plan to continue devoting resources in the development of Project Crystal and the development and updating of our mobile products.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the near term as we expect to hire additional sales personnel and invest in brand enhancement efforts and the promotion of our products, particularly as we plan to increase our efforts in promoting Project Crystal and finding third party internet content providers who may be interested in purchasing the bandwidth we crowdsource through Project Crystal in the future.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits, professional service fees and other administrative expenses. We expect our general and administrative expenses to increase in the near term as our business continues to grow and we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, there is no withholding tax on dividends paid by us to our shareholders.

China

On March 16, 2007, the PRC National People’s Congress promulgated the EIT Law, adopting a unified EIT rate of 25%. In addition, the EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the “Circular for Implementation of the Transitional Preferential Policies for the Enterprise Income Tax.” Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which were established in the Shenzhen Special Economic Zone before March 16, 2007, was 25%, 25% and 25% for the years 2012, 2013 and 2014, respectively.

As approved by the relevant tax authority, Giganology Shenzhen was further exempt from EIT for two years commencing from the first year of profitable operation after offsetting prior years’ tax losses, followed by a 50% reduction for the next three years, or 2-year Exemption and 3-year 50% Reduction, as a software enterprise. The first year of profit operation of Giganology Shenzhen was 2006. According to the EIT Law, Giganology Shenzhen could still enjoy the tax holidays which were grandfathered by the EIT Law in 2011. Accordingly, the applicable EIT rates for Giganology Shenzhen were 25%, 25% and 25% for the year ended December 31, 2012, 2013 and 2014, respectively.

On April 14, 2008, relevant PRC governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise, or HNTE status under the EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%. In April 2009, the State Administration for Taxation, or SAT, issued Circular Guoshuihan [2009] No. 203 stipulating that entities qualified for the HNTE status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15% provided under the EIT Law starting from the year when the HNTE certificate becomes effective. In addition, an entity qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the EIT Law and the relevant regulations. In February 2011, Shenzhen Xunlei obtained the HNTE certificate in 2011 and has renewed the HNTE certificate with effect from September 30, 2014 for a term of three years.

According to a policy of the PRC State tax bureau, enterprises that engage in research and development activities are entitled to claim 150% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year, or Super Deduction. Shenzhen Xunlei has been claiming this Super Deduction in ascertaining its tax assessable profits and brought forward tax losses from 2009 onwards. In addition, following the approval by the relevant tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities. Accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards. In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the year of 2013. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2012, 2013 and 2014 were 12.5%, 10% and 10%, respectively.

Pursuant to the relevant PRC regulations, Xunlei Computer is entitled to the 2-year Exemption and 3-year 50% Reduction treatment. The first year of profitable operation of Xunlei Computer is 2013. Our other subsidiaries and VIE’s subsidiaries, which were established after January 1, 2008, are subject to EIT at a rate of 25%.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2014, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such WHT is required.

Results of operations

The following table sets forth a summary of our consolidated results of operations by amounts and percentages of our revenues for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2012		2013		2014
(in thousands of US$ except for percentage)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Revenues, net of rebates and discounts	148,200	100.0	180,244	100.0	182,887	100.0
Business taxes and surcharge	(7,679)	(5.2)	(5,650)	(3.1)	(3,358)	(1.8)

Net revenues	140,521	94.8	174,594	96.9	179,529	98.2
Cost of revenues	(84,012)	(56.7)	(93,260)	(51.7)	(98,459)	(53.8)

Gross profit	56,509	38.1	81,334	45.1	81,070	44.3

Operating expenses
Research and development expenses	(20,357)	(13.7)	(28,832)	(16.0)	(35,287)	(19.3)
Sales and marketing expenses	(20,219)	(13.6)	(26,610)	(14.8)	(29,253)	(16.0)
General and administrative expenses	(18,474)	(12.5)	(23,073)	(12.8)	(29,960)	(16.4)

Total operating expenses	(59,050)	(39.8)	(78,515)	(43.6)	(94,500)	(51.7)

Net gain from exchanges of content copyrights	4,666	3.1	1,020	0.6	1,556	0.9

Operating income/(loss)	2,125	1.4	3,839	2.1	(11,874)	(6.5)
Interest income	1,377	0.9	1,189	0.7	6,733	3.7
Interest expense	(1,400)	(0.9)	—	—	(163)	(0.1)
Other income, net	564	0.4	4,679	2.6	13,966	7.6
Share of (loss)/income from equity investees	(45)	(0.0)	25	0.0	(259)	(0.1)

Income before income tax	2,621	1.8	9,732	5.4	8,403	4.6
Income tax benefit / (expense)	(2,239)	1.5	647	0.4	1,459	0.8

Net income	382	0.3	10,379	5.8	9,862	5.4
Less: Net loss attributable to the non-controlling interest	(121)	(0.1)	(283)	(0.2)	(950)	(0.5)

Net income attributable to Xunlei Limited	503	0.3	10,662	5.9	10,812	5.9

Year ended December 31, 2014 compared with year ended December 31, 2013.

Revenues. Our revenues increased by 1.5% from US$180.2 million in 2013 to US$182.9 million in 2014. The increase was primarily due to a 13.2% increase in our revenues from subscription services and a 1.8% increase in other internet value added services, which was partially offset by a 20.1% decrease in our online advertising services as a result of a decrease in the number of advertisers in 2014.

Our revenues from subscription services increased by 13.2% from US$86.7 million in 2013 to US$98.2 million in 2014. The increase was mainly attributable to the increase in our subscriber numbers in the first three quarters of 2014, partially offset by a decline in subscriber numbers in the fourth quarter. The number of subscribers declined to 4.9 million as of December 31, 2014 due to the fact that our increased efforts in complying with stricter government regulation of internet content in China negatively affected user experience—part of our efforts included permitting a temporary suspension of our subscription services to approximately 350,000 existing subscribers in the fourth quarter of 2014.

Our online advertising revenues decreased by 20.1% from US$48.0 million in 2013 to US$38.4 million in 2014, primarily due to a decrease in the number of advertisers from 399 in 2013 to 252 in 2014, which is partially offset by an increase in the average spending per advertiser from approximately US$120,000 in 2013 to approximately US$152,000 in 2014.

Revenues derived from other internet value-added services increased by 1.8% from US$45.5 million in 2013 to US$46.3 million in 2014, primarily due to the increase in pay per view revenues from US$2.0 million in 2013 to US$3.9 million in 2014. The increase in pay per view revenues was primarily attributable to an increase in the number of pay per view monthly subscribers on Xunlei Kankan.

Cost of revenues. Our cost of revenues increased by 5.6% from US$93.3 million in 2013 to US$98.5 million in 2014. The increase in our cost of revenues was primarily due to the increase in bandwidth costs associated with the expansion of our subscription and other services and an increase in depreciation of servers and other equipment, which were partially offset by a slight decrease in content costs.

Bandwidth costs. Our bandwidth costs increased by 13.9% from US$35.5 million in 2013 to US$40.4 million in 2014, primarily due to the increased bandwidth needs to support our subscription services. Bandwidth costs associated with subscription services have grown in line with the expansion of our subscription services.

Content costs. Our content costs slightly decreased by 3.6% from US$36.0 million in 2013 to US$34.7 million in 2014, which primarily reflects our continuing investments in content acquisition.

Payment handling fees. Our payment handling fees decreased by 3.6% from US$12.4 million in 2013 to US$12.0 million, driven primarily by a change in the combination of payment channels used by our subscribers.

Depreciation of servers and other equipment. Depreciation of servers and other equipment increased by 30.9% from US$4.3 million in 2013 to US$5.7 million in 2014, as we acquired more servers and other equipment to accommodate the increased needs for our acceleration and other product services.

Games revenue sharing costs and others. These costs increased by 13.3% from US$5.1 million in 2013 to US$5.8 million in 2014, mainly because we generated more revenues from exclusive licensed games in 2014.

Gross profit. As a result of the above, our gross profit decreased by 0.2% from US$81.3 million in 2013 to US$81.1 million in 2014. Gross profit margin decreased from 45.1% in 2013 to 44.3% in 2014, primarily due to an increase in bandwidth costs.

Operating expenses. Our operating expenses increased by 20.4% from US$78.5 million in 2013 to US$94.5 million in 2014, primarily due to an increase of staff compensation expenses, including share-based compensation.

Research and development expenses. Our research and development expenses increased by 22.4% from US$28.8 million in 2013 to US$35.3 million in 2014. The increase in our research and development expenses was primarily due to the rise in staff compensation expenses, both due to an increase in headcount and an increase in average salary and bonus levels.

Sales and marketing expenses. Our sales and marketing expenses increased by 9.9% from US$26.6 million in 2013 to US$29.3 million in 2014. The increase in our sales and marketing expenses was primarily due to our increased spending on marketing and promotion.

General and administrative expenses. Our general and administrative expenses increased by 29.9% from US$23.1 million in 2013 to US$30.0 million in 2014. The increase in our general and administrative expenses was primarily due to an increase in staff compensation expenses, including share-based compensation, both due to an increase in headcount and an increase in average salary and bonus levels.

Net gain from exchanges of content copyrights. We enter into agreements with third parties (mainly video streaming internet platforms) to exchange digital media content, which are non-monetary and similar to barter transactions. We had net gains from such exchange of content copyrights of US$1.0 million in 2013 and US$1.6 million in 2014. The increase in net gain corresponds to the increase in the content we purchased in the first half of 2014.

Interest income. Our interest income increased by 466.4% from US$1.2 million in 2013 to US$6.7 million in 2014. The increase was primarily due to an increase in cash held in the form of interest-bearing bank deposits representing net proceeds received from series E financing and our initial public offering in June 2014.

Interest expense. We did not have any interest expense 2013 but had an interest expense of US$0.2 million in 2014, which represented interest expenses accrued for long-term payables to certain shareholders resulting from repurchase of shares in 2014.

Other income, net Our other income increased by 198.5% from US$4.7 million in 2013 to US$14.0 million in 2014, primarily due to an increase of US$6.5 million in fair value changes of warrants liabilities resulting from expiration of series E warrants upon our initial public offering, and an increase of US$1.6 million in investment income from short-term investments and an increase of US$0.8 million in subsidy income.

Income tax benefit. We had income tax benefit of US$0.6 million and US$1.5 million in 2013 and 2014, respectively. The income tax benefit for 2014 was mainly attributable to the deferred tax asset related to our operating loss, which was carried forward to offset taxable income.

Net income attributable to Xunlei Limited. As a result of the above, we generated net income attributable to Xunlei Limited of US$10.7 million in 2013 and US$10.8 million in 2014.

Year ended December 31, 2013 compared with year ended December 31, 2012.

Revenues. Our revenues increased by 21.6% from US$148.2 million in 2012 to US$180.2 million in 2013. The increase was primarily due to a substantial increase in our revenues from subscription services and other internet value added services, which was partially offset by the decrease in our online advertising services as a result of our decision to discontinue delivering advertisements on Xunlei Accelerator in the first half of 2013.

Our revenues from subscription services increased by 69.9% from US$51.1 million in 2012 to US$86.7 million in 2013. The increase was mainly attributable to a significant increase in the number of our subscribers, which grew from 4.0 million as of December 31, 2012 to 5.1 million as of December 31, 2013.

Our online advertising revenues decreased by 22.3% from US$61.8 million in 2012 to US$48.0 million in 2013, primarily due to a decrease in advertising revenues from Xunlei Accelerator from US$16.8 million to US$3.1 million, as a result of our decision to discontinue delivering advertisements on Xunlei Accelerator in the first half of 2013. The average spending per advertiser slightly decreased from approximately US$147,000 in 2012 to approximately US$120,000 in 2013 and the number of advertisers decreased from 420 to 399 for the respective years.

Revenues derived from other internet value-added services increased by 28.7% from US$35.4 million in 2012 to US$45.5 million in 2013, primarily due to the increase in revenues from online games from US$15.5 million to US$30.7 million and the increase in pay per view revenues from US$0.5 million to US$2.0 million during the same period, which was partially offset by decrease in content sublicensing revenues from US$15.2 million to US$7.3 million. The increase in online games revenues were primarily attributable to an increase in the number of exclusive licensed games that we operated on our platform as well as the increased popularity of our existing games. The decrease in content sublicensing revenues was due to decrease in the exclusive contents that we purchased in 2013.

Cost of revenues. Our cost of revenues increased by 11.0% from US$84.0 million in 2012 to US$93.3 million in 2013. The increase in our cost of revenues was primarily due to the increase in bandwidth costs associated with the expansion of our subscription and other services and the increase in payment handling fees, which were partially offset by the significant decrease in content costs.

Bandwidth costs. Our bandwidth costs increased by 59.6% from US$22.2 million in 2012 to US$35.5 million in 2013, primarily due to the increased bandwidth needs to support our subscription services and our increased provision of a larger amount of high-definition content on Xunlei Kankan. With the growth of our subscription services, bandwidth costs associated with subscription services have grown significantly.

Content costs. Our content costs decreased by 22.9% from US$46.7 million in 2012 to US$36.0 million in 2013, primarily because we purchased less content in 2013.

Payment handling fees. Our payment handling fees increased by 45.8% from US$8.5 million in 2012 to US$12.4 million in 2013, driven primarily by the rapid growth of our cloud acceleration subscription services.

Depreciation of servers and other equipment. Depreciation of servers and other equipment increased by 32.0% from US$3.3 million in 2012 to US$4.3 million in 2013, as we acquired more servers and other equipment to accommodate the increased needs for acceleration and streaming services.

Games revenue sharing costs and others. These costs increased by 52.8% from US$3.4 million in 2012 to US$5.1 million for the same period in 2013, mainly because we generated more revenues from exclusive licensed games in 2013.

Gross profit. As a result of the above, our gross profit increased by 43.9% from US$56.5 million in 2012 to US$81.3 million for the same period in 2013. Gross profit margin increased from 38.1% in 2012 to 45.1% in 2013 due to changes in the revenue mix.

Operating expenses. Our operating expenses increased by 33.0% from US$59.1 million in 2012 to US$78.5 million in 2013, primarily due to increases in research and development expenses and sales and marketing expenses and, to a lesser extent, due to an increase in general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 41.6% from US$20.4 million in 2012 to US$28.8 million in 2013. The increase in our research and development expenses was primarily due to increases in headcount and salaries.

Sales and marketing expenses. Our sales and marketing expenses increased by 31.6% from US$20.2 million in 2012 to US$26.6 million in 2013. The increase in our sales and marketing expenses was primarily due to our increased spending on marketing and promotion and, to a lesser extent, due to increases in headcount and salaries.

General and administrative expenses. Our general and administrative expenses increased by 24.9% from US$18.5 million in 2012 to US$23.1 million in 2013. The increase in our general and administrative expenses was primarily due to the increase of professional services fees, the impairment charge of US$0.8 million for one of our online games, increase in bad debt expenses of US$0.2 million relating to the deterioration of a limited number of our small to medium size advertising agency customer’s accounts receivables and expenses associated with a property we leased in October 2012 as our new office premises in Shenzhen.

Net gain from exchanges of content copyrights. We enter into agreements with third parties (mainly video streaming internet platforms) to exchange digital media content, which are non-monetary and similar to barter transactions. We had net gains from such exchange of content copyrights of US$4.7 million in 2012 and US$1.0 million in 2013. The decrease in net gain corresponds to the decrease in the content we purchased in 2013.

Interest income. Our interest income decreased by 13.7% from US$1.4 million in 2012 to US$1.2 million in 2013.

Interest expense. Our interest expense decreased from US$1.4 million in 2012 to zero in 2013, because we repaid our outstanding bank loans in 2013.

Income tax benefit/(expense). We recorded an income tax expense of US$2.2 million in 2012 and an income tax benefit of US$0.6 million in 2013. This primarily reflected lower corporate income tax, the increased tax holiday available to Shenzhen Xunlei, and the higher deferred tax assets recognized in 2013 due to the change in the tax rate.

Net (loss) income attributable to Xunlei Limited. As a result of the above, we generated net income attributable to Xunlei Limited of US$0.5 million in 2012 and US$10.7 million in 2013.

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical accounting policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue recognition

1.	Subscription revenues

We operate a VIP subscription program where subscribers can have access to acceleration services and other access privileges. The subscription fee is time-based and is collected up-front from subscribers except in the cases when they elect to pay via their mobile operators. The subscription fee is collected when the subscribers pay for their monthly phone bills. The terms of time-based subscriptions range from one to twelve months, with the subscribers having the option to renew the contracts. The receipt of subscription fees is initially recorded as deferred revenue and revenues are recognized ratably over the period of subscription as services are rendered. Unrecognized portion of the subscription fee beyond 12 months from balance sheet date is classified as non-current liability. We evaluated the principal versus agent criteria and determined that we are the principal in the transaction and accordingly record revenues on a gross basis. In determining whether to report revenues gross for the amount of subscription revenues, we assesses whether it maintains the principal relationship with the VIP subscribers, whether it bears the credit risk and whether it establishes prices for the end users. Payment handling fees levied by online system, fixed phone line and mobile payment channels are recorded as the cost of revenues in the same period as the revenues for the subscription fee are recognized.

2.	Advertising revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on our platform in different formats over a particular period of time. Such formats include but are not limited to videos, banners, links, logos and buttons.

Advertisements on our platform are charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. We enter into advertising contracts with third-party advertising agencies that represent advertisers, as well as directly with advertisers. A typical contract term would range from a few days to three months. Both third party advertising agencies and direct advertisers are billed at the end of the display period and payments are due usually within three months.

Where our customers purchase multiple advertising spaces with different display periods in the same contract, we allocate the total consideration to the various advertising elements based on their relative fair values and recognize revenues for the different elements over their respective display periods. We determine the fair values of different advertising elements based on the prices charged when these elements were sold on a standalone basis. We recognize revenues on the elements delivered and defer the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the contract period, revenues are recognized on a straight line basis over the contract period.

a)	Transactions with third-party advertising agencies

For contracts entered into with third-party advertising agencies, the third-party advertising agencies will in turn sell the advertising services to advertisers. Revenues are recognized ratably over the contract period of display based on the following criteria:

•	There is a persuasive evidence that an arrangement exists: we will enter into framework and execution contracts with the advertising agencies, specifying price, advertising content, format and timing;

•	Price is fixed and determinable: price charged to the advertising agencies is specified in the contracts, including relevant discount and rebate rates;

•	Services are rendered: we recognize revenues ratably over the contract period of display; and

•	Collectability is reasonably assured: we assess credit history of each advertising agency before entering into any framework and execution contracts. If the collectability from the agencies is assessed as not reasonably assured, we recognize revenues only when the cash is received and all the other revenues criteria are met.

We provide sales incentives in the forms of discounts and rebates to third party advertising agencies based on purchase amount. As the advertising agencies are viewed as the customers in these transactions, revenues are recognized based on the price charged to the agencies, net of sales rebates provided to the agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales amount based on historical experience.

We regularly monitor sales amount from each customer and adjust our estimated rebate at the end of each reporting period. Annual sales rebates are assessed on a quarterly basis based on the contracted rebate rates and the estimated sales amount for the full year, and actual sales to date and estimated sales for the rest of the year. Such rebates are adjusted at the year end based on actual sales amount achieved.

b)	Transactions with advertisers

We also enter into advertisement contracts directly with advertisers. Under these contracts, similar to transactions with third-party advertising agencies, we recognize revenues ratably over the contract period of display. The terms and conditions, including price, are fixed according the contracts between us and the advertisers. We also perform credit assessment of all advertisers prior to entering into contracts. Revenues are recognized based on the amount charged to the advertisers, net of discounts.

3.	Other internet value-added services

(1)	Online game revenues

Users play games through our platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online game. Pursuant to contracts signed between us and the game developers, revenues from the sale of virtual items are shared based on a pre-agreed ratio for each game. We enter into both non-exclusive and exclusive licensing contracts with game developers.

a)	Non-exclusive game licensed contracts

The games under non-exclusive licensed contracts are maintained, hosted and updated by the game developers. We mainly provide access to our platform and limited after-sale services to the game players. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors; the primary factors are whether we act as the principal in offering services to the game players or as agent in the transactions, and the specific requirements of each contract. We have determined that for non-exclusive game licensed arrangements, the third party game developers are the principal given that the game developers design and develop the game services offered, have reasonable latitude to establish prices of virtual items, and are responsible for maintaining and upgrading the game content and virtual items. Accordingly, we record online game revenues, net of the portion remitted to the game developers.

Given that online games are managed and administered by the game developers for non-exclusive licensed games, we do not have access to the data on the consumption details and the types of virtual items purchased by the game players. However, we have data of when a particular user makes a purchase and logs into the game. We have adopted a policy to recognize revenues relating to both consumable and perpetual items, over the shorter of (1) estimated lives of the games and (2) the estimated lives of the user relationship with us, which were approximately two to six months for the periods presented.

Adjustments arising from the change of estimated lives of virtual items are applied prospectively as such change results from new information indicating a change in the game player behavioral patterns.

b)	Exclusive game licensed contracts

For exclusive licensed contracts with game developers, the games are maintained and hosted by us. Accordingly, where we are determined to be the principal, we record online game revenues on a gross basis, with the amount remitted to the game developers reported as cost of revenues. Payment handling fees are recognized as cost of revenues when the related revenues are recognized.

For exclusive licensed games which are maintained on our servers, we have access to the data on the consumption details and types of virtual items purchased by the game players. We do not maintain information on consumption details of virtual items, and only have limited information related to the frequency of log-ons. Given that a substantial portion of the virtual items purchased by the game players in exclusive licensed games are perpetual items, our management has determined that it would be most appropriate to recognize the related revenues over the shorter of (1) estimated lives of the games and (2) estimated life of the user relationship with us, which is approximately one to three months. Revenues relating to consumable items are recognized immediately upon consumption. Any changes in our estimates of lives of virtual items may result in our revenues being recognized on a basis different from prior periods and may cause our operating results to fluctuate.

For both non-exclusive and exclusive licensed games, we estimate the life of virtual items to be the shorter of the estimated lives of the games and the estimated lives of the user relationship.

The estimated user relationship period is based on data collected from those users who have purchased virtual items. To estimate the life of the user relationship, we maintain a software system that captures the following information for each user: the date of first log-in, the date of first purchase for a virtual item, the date of last purchase for a virtual item and the date the user ceases to play the game. We estimate the life of the user relationship to be the average period from the first purchase of a virtual item to the date the user ceases to play the game. The estimate of the life of the user relationship is based only on the data of those users who have purchased virtual items and is made on a game-by-game basis.

To estimate the date the user plays the game for the last time, we selected all paying users that logged on during a particular month and continue to track these users’ log-on behaviors over at least a six-month period to determine if each user is “active” or “inactive,” which is determined based on a review of the period of inactivity or idle period from the user’s last log-on. We observe the behaviors of these users to see whether they subsequently return to a game based on different inactive periods (e.g. not logging on) of one month, two months, three months and so forth. The percentage of users calculated that do not log back on is estimated to be the probability that users will not return to the game after a certain period of inactivity.

We consider a paying player to be inactive once he or she has reached a period of inactivity for which it is probable (defined as at least 80%) that a player will not return to a specific game. We believe that using an 80% threshold for the likelihood that a player will not return to a game is a reasonable estimate that achieves the magnitude of “probable” under the threshold described in ASC 450 Contingencies. We have consistently applied this threshold to our analysis. Based on our assessment, the inactive period ranges generally from one to three months depending on the games.

To estimate the life of the games, we consider both games that we operate as well as games in the market that are of a similar nature. We group these games by their nature, in categories such as simulation games, role playing games and others, which appeal to players belonging to different demographics. We estimate that the life of each group of the games to be the average period from the date of launch for such games to the date the games are expected to be removed from the website or terminated altogether. When we launch a new game, we estimate the life of the game and user relationship based on lives of other similar games in the market until the new game establishes its own history. We also consider the game’s profile, attributes, target audience, and its appeal to players of different demographic groups in estimating the user relationship period.

The consideration of user relationship with each online game is based on our best estimate that takes into account all known and relevant information at the time of assessment. Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns. Any changes in our estimates of lives of virtual items may result in our revenues being recognized on a basis different from prior periods and may cause our operating results to fluctuate. We periodically assess the estimated lives of the virtual items and any changes from prior estimates are accounted for prospectively. Any adjustments arising from changes in user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

Game players can purchase virtual currency via an online payment channel. We incur service fees levied by these payment channels, and such payment expenses are recorded as the cost of revenues when the related revenues are recognized.

(2)	Content sub-licensing revenues

With copyright content that has been exclusively licensed to us, we have the right to sub-license the broadcasting rights on a recurring basis to third parties. We generate revenues from sub-licensing these broadcasting rights to third party customers, mainly video streaming internet platforms for cash, at a fixed rate for a fixed period of time that falls within the original exclusive license period. Revenues are recognized in full at the later of the delivery of the copy of the content with acceptance acknowledged by the customers and the commencement of the license period, as we are not obliged to provide any other services. We perform credit assessment of our customers prior to entering into contracts to ensure that collection of the arrangement fee is reasonably assured. We have no on-going obligation after delivery of the copy of the content.

(3)	Pay per view revenues

We operate a pay per view program in which subscribers pay a monthly fee to watch and access a collection of movie contents. The subscription fee is time-based and is collected up-front from subscribers except in the cases where they elect to pay via their mobile operators. The subscription fee is collected when the subscribers pay for their monthly phone fees. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contracts. The receipt of payment is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered.

Viewers can also pay to watch each individual movie for an unlimited number of times. Revenues are recognized when the movie is broadcasted to the viewers.

Barter transactions

We also enter into agreements with third parties (mainly video streaming internet platform) to exchange content. The exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and or sub-license the rights to the content it surrendered in the exchange. These transactions are non-monetary transactions similar to barter transactions, and we follow ASC 845, Non-Monetary Transactions and ASC 360-10, Property, Plant, and Equipment.

Such barter transactions should be recorded at fair value of the surrendered assets in the transaction unless such fair value is not determinable within reasonable limits. We estimated the fair value of the content by gathering “price reference” of cash sub-licensing transaction of each exclusive content right and categorizing it into two buckets (1) cash transaction prices with established counterparties and (2) cash transaction prices with less established counterparties. With this information, we calculate an “average cash transaction price” for each category to be used as a reference for the non-monetary transaction. The attributable cost of the related exclusive Content Copyright surrendered is released and recorded as the cost of the barter transaction in accordance with ASC 926 Entertainment—Films in which the cost is computed using the individual-film-forecast-computation method. This method calculates such cost based on the ratio of the estimated fair value of the exchanged content over the aggregate estimated fair value to be generated by the exclusive Content Copyrights for their whole license period or estimated useful lives. We revisit the forecast at each quarter or year end and make adjustment, when appropriate.

Share-based compensation

We awarded a number of share-based compensation options to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in note 19 to our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014.

Options are accounted for as equity-classified awards because there are no explicit repurchase rights specified in the award documents and the number of shares of our common shares issued under these awards are fixed and determined at the time of grants. All options are measured based on the fair value of the award on the grant date and recognized as compensation expenses based on the straight-line vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

The following table sets forth the options granted that were outstanding as of December 31, 2014:

Date of Option Grant	Options outstanding	Exercise price (US$)	Fair value of options (US$)	Fair value of common shares (US$)
prior to 2012	8,618,325	—	—	—
March 1, 2012	75,615	0.01-3.97	1.01-2.82	2.83
August 1, 2012	7,917	3.97	1.10	3.01
March 1, 2013	7,292	3.97	1.17	3.20
August 1, 2013	267,500	3.97	1.13	3.23
November 18, 2013	366,761	2.11-3.97	0.99-1.60	3.15
March 5, 2014	52,000	3.97	0.89	3.06
June 24, 2014	512,642	2.11	1.43	2.98
September 5, 2014	32,233	3.97	0.62-0.66	2.67

Total	9,940,285

We estimate the fair value of share options granted using the Black-Scholes option pricing model. The key assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

	For the Year Ended December 31,
	2012	2013	2014
Risk-free interest rate (1)	0.67% to 0.92%	0.77% to 1.76%	0.77% to 1.76%
Dividend yield (2)	—	—	—
Volatility rate (3)	53.9% to 54.5%	43.8% to 51.3%	40.07% to 43.3%
Expected term (in years) (4)	4.58	4.58	4.13 to 4.58

Notes:

(1)	The risk-free interest rates of periods within the contractual life of the share options is based on the U.S. dollar Chinese government bond yield data from Bloomberg as of the valuation dates;
(1)	We have no history or expectation of paying dividends on our common stock;
(2)	Expected volatility is estimated based on the average historical volatilities of shares of the comparable publicly listed companies from Bloomberg as of the valuation dates; and
(3)	The expected term is estimated by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

We also awarded a number of restricted shares to our executive officers and employees. On November 18, 2013, December 31, 2013, March 5, 2014, March 31, 2014, June 9, 2014, June 24, 2014, August 1, 2014, November 3, 2014 and December 1, 2014, we granted 7,605,238, 490,000, 1,830,000, 270,000, 689,700, 60,000, 1,205,058, 1,800,000 and 3,781,087 restricted shares to our executive officers and employees, respectively. In March 2014, 3,427,620 restricted shares were forfeited, and these are available for future grants to executive officers and employees. The details of these share-based restricted shares and the respective terms and conditions are described in “Share-based compensation” in note 19 to our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014.

The restricted shares are accounted for as equity-classified awards because there are no explicit repurchase rights specified in the relevant documents and the number of shares of our common shares issued under these awards is fixed and determined at the time of grants. All restricted shares are measured based on the fair value of the awards on the grant date and recognized as compensation expenses based on the straight-line vesting method net of estimated forfeitures over the requisite service period.

In 2014, we granted 9,635,845 restricted shares to our executive officers and employees. The compensation costs that we expect to record for these grants will be approximately US$18.6 million.

Total compensation costs recognized for the years ended December 31, 2012, 2013 and 2014, respectively, are as follows:

	For the Year Ended December 31,
(In thousands of US$)	2012	2013	2014
Sales and marketing expenses	46	43	66
General and administrative expenses	1,102	1,080	6,407
Research and development expenses	1,085	973	1,171

Total	2,233	2,096	7,644

Determining the value of our share-based compensation expenses requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

Fair value of our common shares

Prior to the completion of our initial public offering, we were a private company with no quoted market prices for our common shares. We have therefore estimated, with assistance from an independent valuation firm, the fair value of our common shares at certain dates in 2012, 2013, 2014.

The following table sets forth the fair values of our common shares estimated from 2012 through the date of this annual report:

Date	Fair Value of common shares (per share)	Type of methodology	Type of valuation	Purpose of valuation
January 31, 2012	3.36	Income approach	Contemporaneous	Series D valuation
March 1, 2012	2.83	Income approach	Contemporaneous	Valuation of ESOP
August 1, 2012	3.01	Income approach	Contemporaneous	Valuation of ESOP
March 1, 2013	3.20	Income approach	Contemporaneous	Valuation of ESOP
August 1, 2013	3.23	Income approach	Contemporaneous	Valuation of ESOP
November 18, 2013	3.15	Income approach	Contemporaneous	Valuation of ESOP (including restricted shares)
December 31, 2013	3.14	Income approach	Contemporaneous	Valuation of ESOP (including restricted shares)
March 5, 2014	3.06	Income approach	Contemporaneous	Series E valuation and valuation of ESOP (including restricted shares)
March 31, 2014	3.06	Income approach	Contemporaneous	Valuation of ESOP (including restricted shares)
June 9, 2014	3.30	Income approach	Contemporaneous	Valuation of ESOP (including restricted shares)

We estimated the fair value of our common shares based on valuations performed by our management with the assistance of an independent valuer for options granted after January 1, 2008 and through June 9, 2014. Determining the fair values of our common shares requires our management to make complex and subjective judgments regarding our projected financial and operating results, the unique business risks, the liquidity of our common shares and operating history and prospects at the time of each grant. Therefore, these fair values are inherently uncertain and highly subjective.

In determining the fair values of our common shares as of each award grant date, we consider a number of objective and subjective factors that we believe market participants would consider, including (a) our business, financial condition, and results of operations, including related industry trends affecting our operations; (b) our forecasted operating performance and projected future cash flows; (c) the illiquid nature of our common shares; (d) liquidation preferences and other rights and privileges of our common shares; (e) market multiples of our most comparable public peers; (f) recent sales of our securities; and (g) market conditions affecting our industry. Therefore, we considered three generally accepted approaches to value our common shares: market approach, cost approach and income approach. We believe that the market approach and cost approach are inappropriate for the valuation. Firstly, the market approach requires market transactions of comparable assets as an indication of value, and we have not identified any current market transactions which are comparable. Secondly, the cost approach does not directly incorporate information about the economic benefits contributed by the underlying business. We decided to rely upon the income approach as the sole means of valuation since we believe we are a later-stage enterprise as opposed to an early-stage enterprise. We believe we have enough financial data on which to base a forecast of future results. In applying the income approach to determine the value of our common shares, a discount was applied to reach the final valuation of our common shares based on the fact that, inasmuch as we are a private company, there are impediments to liquidity, including lack of publicly available information and the lack of a trading market. The discounted cash flow method is a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate.

The major assumptions used in calculating the fair values of our common shares include:

•	Weighted average cost of capital, or WACC: WACCs of 17.2%, 20.5%, 20.5%, 18.2%, 18.2%, 18.5%, 18.5%, 18.2%, 18.2% and 18.4% were used for dates as of January 31, 2012, March 1, 2012, August 1, 2012, March 1, 2013, August 1, 2013, November 18, 2013, December 31, 2013, March 5, 2014, March 31, 2014 and June 9, 2014, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and non-systematic risk factors;

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, three China-based online marketing companies and one U.S.-based online marketing company, all of which are listed in the U.S., were selected for reference as our guideline companies.

•	The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the change in the fair value of our common shares from January 2011 to June 9 2014. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: the projected business performances can be achieved with the effort of our managements; there will be no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect our business; the operational and contractual terms stipulated in the relevant contracts and agreements will be honored; and the facilities and systems proposed are sufficient for future expansion in order to realized the growth potential of the business and maintain a competitive edge;

•	For the income approach, we forecasted our future debt-free net cash flows for five to six years subsequent to the valuation date and applied a H Model to calculate the terminal debt-free cash flow after five to six years. The net cash flow was then discounted to present value using a risk-adjusted discount rate, which was based on market inputs using a capital asset pricing model that reflected the risks associated with achieving our forecasts. The terminal or residual value at the end of the projection period was based on the H Model with the terminal growth rate assumed to be 3% for all the valuation dates. The resulting terminal value and interim debt-free cash flows were then discounted at a rate ranging from 17.2% to 20.5% for the respective valuation date which was based on the weighted average cost of capital of comparable companies, as adjusted for our specific risk profile.

•	Our total equity value was then allocated among the preferred shares and common shares. The valuation model allocated the equity value between the common shares and the preferred shares and calculated the fair value of common shares based on the option-pricing method. Under this method, common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The common shares are considered to be a call option with claim on the equity above the exercise price equal to the liquidation preferences of the preferred shares.

•	Discount for lack of marketability, or DLOM, a discount for lack of marketability was also applied to reflect the fact that there is no ready public market for our shares as we were a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option pricing method, the fair value of the put option, which can hedge against a price decline before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, a discount for lack of marketability of 19%, 26%, 26%, 19%, 16%, 14%, 14%, 12%, 12% and 8% was used on January 31, 2012, March 1, 2012, August 1, 2012, March 1, 2013, August 1, 2013, November 18, 2013, December 31, 2013, March 5, 2014, March 31, 2014 and June 9, 2014, respectively, for the valuation of our common shares, when we conducted valuations on these dates in 2012, 2013, 2014. These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying common shares for the options granted, and the valuation results and the amount of share-based compensation expenses would also vary accordingly.

We believe that the increase in fair value of our common shares from US$2.83 per common share as of March 1, 2012 to US$3.01 per common share as of August 1, 2012 is primarily attributable to the fast growth of our subscription business during this period. Our subscribers for subscription services increased from approximately 3.2 million as of June 30, 2012 to approximately 3.6 million as of September 30, 2012.

We believe that the increase in fair value of our common shares from US$3.01 per common share as of August 1, 2012 to US$3.20 per common share as of March 1, 2013 is primarily attributable to the continued growth of our subscription business during this period. Our subscribers for subscription services increased from approximately 3.6 million as of September 30, 2012 to approximately 5.2 million as of March 31, 2013.

We believe that the increase in fair value of our common shares from US$3.20 per common share as of March 1, 2013 to US$3.23 per common share as of August 1, 2013 is primarily attributable to the continued growth of our subscription business and online game business during this period.

We believe that the decrease in fair value of our common shares from US$3.23 per common share as of August 1, 2013 to US$3.14 per common share as of December 31, 2013 is primarily attributable to the following factors:

•	The growth of revenues recently was more moderate compared to our previous forecast;

•	The growth of our cost structure outpaced that of revenues, which impacted our profitability in the near term; and

•	We granted restricted shares to our officers, which impacted the value per share.

We believe that the decrease in fair value of our common shares from US$3.14 per common share as of December 31, 2013 to US$3.06 per common share as of March 31, 2014 is primarily because the growth during the first quarter of 2014 was slower than the previous projection.

We believe that the increase in fair value of our common shares from US$3.06 per common share as of March 31, 2014 to US$3.30 per common share as of June 9, 2014 is primarily attributable to the continued growth of our business and our initial public offering.

Fair value of our series C convertible preferred shares

In addition to our common shares, we have determined the fair value of the series C convertible preferred shares. The result of which is used to determine amortization of the associated beneficial conversion feature. Consistent with common shares discussed above, the determination of the fair value of our series C convertible preferred shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risk, the liquidity of these shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair values of our series C convertible preferred shares include:

•	Event scenario—Our best estimation of the occurrence and the timing of (1) a liquidation event or (2) an initial public offering, or IPO, event. The probability of the occurrence of an IPO is assumed to be 95% and the probability of the occurrence of a liquidation event is assumed to be 5%.

•	Risk free rate—The risk free rate used in the liquidation and the IPO scenario is assumed to be 0.1%, the 0.67 year US Treasury Bonds & Notes Yield. The risk free rate used in the redemption scenario is assumed to be 0.47%, the 4 year US Treasury Bonds & Notes Yield.

•	Volatility—The volatility estimate is based on the average volatility of the stock returns of selected comparable companies listed in the US stock market which are engaged in the similar line of business. The volatility assumed to be 39.6%. Three China-based online marketing companies and one U.S.-based online marketing company, all of which are listed in the U.S., were selected for reference as our guideline companies.

The option-pricing method was used to allocate enterprise value to preferred and common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation”. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares.

Modification of our series C convertible preferred shares

Upon issuance of the series D preferred shares in January 2012, we adjusted the conversion price of the series C preferred shares from US$5.24 per share to US$4.14 per share; and obtained an exclusive option to purchase at any time within 12 months after January 2012 all of series C preferred shares at the purchase price of US$4.607 per share. The conversion price of the series C preferred shares could be adjusted for any share dividends, sub-division and consolidation, and unpaid dividend. As a result of this modification, we will issue a total of 7,248,293 common shares on a fully-converted basis of the original 5,728,264 series C preferred shares. Other terms of the series C preferred shares including the original liquidation rights remained unchanged.

We concluded that the downward conversion price adjustment from US$5.24 per share to US$5.13 per share is in accordance with the anti-dilution clause in the original financing agreement for the series C preferred shares. The incremental downward price adjustment from US$5.13 per share to US$4.14 per share and the right to an exclusive purchase option are accounted for as modifications of the terms of series C preferred shares. The incremental value contributed by the series C preferred shareholder amounts to US$2,905,000 and is deemed to be a wealth transfer between the preferred shareholder and common shareholders and charged to additional paid-in capital.

In January 2014, we modified the anti-dilution terms relating to 5,613,699 series C preferred shares held by one investor. The modification effectively amended the anti-dilution triggering price from US$4.14 to US$2.81 per share. The incremental downward trigger price adjustment from US$4.14 to US$2.81 is accounted for as modifications of the terms of series C preferred shares. The incremental value contributed by the series C preferred shareholder was deemed to be a transfer of value between the preferred shareholders because the change in the value of the common shares before and after the modification was deemed to be negligible. We concluded that this can suggest that most of the value was transferred from this series C preferred shareholder to another existing preferred shareholder. No accounting charge was recorded.

Triggering of the anti-dilution clause of series C convertible preferred shares

Upon issuance of series E preferred shares in March 2014, we adjusted the series C conversion price from USD$4.14 to US$3.64 per share relating to 114,565 Series C preferred shares held by another investor. We concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the series C financing documents. As a result of this anti-dilution, we will issue a total of 164,771 common shares on a fully-converted basis of the original 114,565 series C preferred shares when the conversion right is exercised by the holder. At the time of this anti-dilution, the series C preferred shares anti-diluted in 2014 contained a beneficial conversion feature of US$57,000 and the amount was charged to retained earnings in 2014 as a deemed dividend.

Upon the completion of our initial public offering on June 24, 2014, we adjusted the series C conversion price from US$4.14 to US$3.89 and from US$3.63 to US$3.45 per share relating to 5,613,699 and 114,565 series C preferred shares held by two series C investors, respectively. We concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the latest shareholders agreement. As a result of this anti-dilution, we issued a total of 7,724,419 common shares on a fully-converted basis when the conversion right is exercised by the series C shareholders. The triggering of the anti-dilution clause resulted in a beneficial conversion feature amounted to US$ 1,403,000 as a deemed dividend to series C shareholders and charged against retained earnings, and in the absence of retained earnings, a charge to additional paid-in capital.

Fair value of our series D convertible redeemable preferred shares

In addition to our common shares, we have determined the fair value of the series D convertible redeemable preferred shares. The result of which is used to determine the amount of redemption value as well as the valuation of the warrant to acquire additional series D convertible redeemable preferred shares. Consistent with common shares discussed above, the determination of the fair value of our series D convertible redeemable preferred shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risk, the liquidity of these shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair values of our series D convertible redeemable preferred shares include:

•	Event scenario—Our best estimation of the occurrence and the timing of (1) a liquidation event, (2) an initial public offering event or (3) a redemption event. The probability of the occurrence of a liquidation event is assumed to be 30%, the probability of the occurrence of an IPO is assumed to be 60%. And the probability of the occurrence of a redemption event is assumed to be 10%.

•	Risk free rate—The risk free rate is assumed to be 0.1%, the three months U.S. Treasury Bonds and Notes Yield.

•	Volatility—The volatility estimate is based on the average volatility of the stock returns of selected comparable companies listed in the US stock market which are engaged in the similar line of business. The volatility is assumed to be 59.9%. Three China-based online marketing companies and one U.S.-based online marketing company, all of which are listed in the U.S., were selected for reference as our guideline companies.

Option-pricing method was used to allocate enterprise value to preferred and common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

Fair value of our series D warrants and series E warrants to Skyline

The holder of the series D warrants has the right to exercise the warrants at the earlier of (i) 24 months from date of our initial public offering or (ii) immediately prior to the closing of the following transactions: (a) mergers or consolidation of Xunlei Limited, b) initial public offering, c) transaction in which in excess of 50% of our equity is transferred to any person, d) sale, transfer, lease, assignment conveyance, exchange, mortgage, or other disposition of all or substantially all of our assets. The warrants are not entitled to dividend rights nor to vote until the warrants are exercised and shares become issuable. Series D warrants are classified as a liability and initially measured at their fair value at US$3,007,000. As of December 31, 2012 and 2013, the fair value of Series D warrants was US$3,717,000 and US$2,186,000.

The warrants to purchase 1,952,663 and 266,272 series D preferred shares at US$3.38 per share expired on February 6, 2014 and March 1, 2014, respectively. On the date of the expiration, the warrants was measured at a fair value of US$2,414,000. Upon issuance of the series E preferred shares on March 5, 2014, we issued to Skyline warrants to purchase 3,406,824 series E preferred shares with an exercise price of US$2.82. These warrants were exercisable at the option of the holder, at any time, no later than the earlier of (1) the pricing date of our initial public offering or (2) March 1, 2015. Skyline did not exercise the warrants on the pricing date of our initial public offering and such warrants have expired as of the date of this annual report. As the warrants are exercised into mezzanine equity, the warrants are classified as a liability and were initially measured at a fair value of US$2,819 thousand.

The exchange of the series D warrants and the issuance of the series E warrants are considered to be a related transaction and are accounted for as a single transaction because the holder was willing to allow the series D warrants expire in contemplation that they will be issued series E warrants. A loss of US$405,000 which is the difference in value of the series D warrants on the expiration date and the value of the series E warrants on the issuance date, was charged to the income statement in the first quarter of 2014.

Upon the completion of our initial public offering on June 24, 2014, the series D investor did not exercise series E warrants, and the fair value of series E warrants was nil. The fair value gain of US$2,922 thousand was recorded for the year ended December 31, 2014 as other income.

The fair value of the series D warrants and the series E warrants was estimated by us with the assistance of an independent valuation firm base on our estimates and assumptions. The valuation report provided us with guidelines in determining the fair value, but the ultimate determination was made by us. We applied the Black-Scholes Option Pricing Model to calculate the fair value of the series D warrants and series E warrants on the valuation date.

The major assumptions used in calculating the fair value of the series D warrants includes:

	February 6, 2012	December 31, 2012	December 31, 2013	February 6, 2014		March 1, 2014
Spot price (1)	3.66	4.48	4.36	4.47		4.47
Risk-free interest rate (2)	0.23%	0.15%	0.05%	0	%*	0	%*
Volatility rate (3)	47.3%	41.2%	30.33%	0	%*	0	%*
Dividend yield (4)	—	—	—	—		—

*	Given that the maturity date of series D warrant was February 6, 2014 and March 1, 2014, the volatility rate and risk-free interest rate did not affect the valuation of the warrant on February 6, 2014.

The major assumptions used in calculating the fair value of the series E warrants includes:

March 5, 2014
Spot price (1)	3.31 - 4.65
Risk-free interest rate (2)	0.04% - 0.12%
Volatility rate (3)	38.39% - 38.81%
Dividend yield (4)	—

(1)	Spot price—based on the fair value of 100 percent equity interest of the Company which is allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios.
(2)	Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.
(3)	Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.
(4)	The Company has no history or expectation of paying dividends on its common shares.

Triggering of the anti-dilution clause of series D convertible redeemable preferred shares

Upon issuance of series E preferred shares in March 2014, we adjusted the series D conversion price from US$3.5 to US$2.86 per share for 6,771,454 series D preferred shares held by Skyline. The downward conversion price adjustment was made pursuant to the anti-dilution clause in transaction documents in our series D financing. As a result of this anti-dilution, we will issue a total of 8,387,806 common shares on a fully-converted basis of the original 6,771,454 series D preferred shares when the conversion right is exercised by Skyline. For the remaining 3,808,943 Series D preferred shares held by Skyline, Skyline agreed to waive the anti-dilution clause as Skyline planned to sell these shares to us. The waiver of this anti-dilution clause is accounted for as a modification of the terms of the series D preferred shares. However, it was determined that the incremental value contributed by Skyline was deemed to be a transfer of value between the preferred shareholders because 1) the change in value of the common shares before and after the modification was deemed to be negligible and 2) the modification of the series D preferred shares were also made concurrent with the sale of the series E preferred shares. We concluded that this suggests that most of the value was transferred from Skyline to the other existing preferred shareholders. Therefore, no accounting charge was recorded.

Upon the completion of our initial public offering on June 24, 2014, we adjusted the series D conversion price from US$2.86 to US$2.27 per share relating to 6,771,454 series D preferred shares held by a series D investor. We concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the latest shareholders agreement. As a result of this anti-dilution, we would issue a total of 10,581,726 common shares on a fully-converted basis of the original 6,771,454 series D preferred shares when the conversion right is exercised by the holder. At the time of this anti-dilution, the series D preferred shares anti-diluted contained a beneficial conversion feature of US$4,008 thousand as a deemed dividend to series D investor and charged against retained earnings, and in the absence of retained earnings, a charge to additional paid-in capital.

Modification of redemption rights of series D convertible redeemable preferred shares

Upon issuance of the series E preferred shares in March 2014, we amended the redemption rights of 6,771,454 Series D preferred shares. Skyline has the right to request us to purchase its shares after February 28, 2017 but no later than February 28, 2018. Prior to the modification, the holder had the right to request us to purchase its shares after February 6, 2016 but no later than February 6, 2017. The amendment of the redemption date is accounted for as modification of the terms of Series D preferred shares. The incremental value received by the Skyline amounted to US$279,000 and was deemed to be a transfer of value between the preferred shareholder and common shareholders and the amount was charged to retained earnings.

In determining the accounting for the modification of the series D preferred shares, we estimated the valuation of the series D preferred shares with the assistance of an independent valuation firm based on our estimates and assumptions. Option-pricing method was used to allocate enterprise value to preferred and common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation”. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices determined based on the liquidation preference of the preferred stock. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of its shares to range from 38.39% to 43.40% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

Modification of liquidation rights

Upon issuance of the series E preferred shares in March 2014, we amended the liquidation rights of Skyline’s common shares, series A preferred shares, series A-1 preferred shares, and series B preferred shares, or Skyline Shares. As a result of this amendment, Skyline Shares have priority to receive proceeds from us upon liquidation over the common shares, series A preferred shares, series A-1 preferred shares, series B preferred shares and series C preferred shares held by other investors. The amendment of the liquidation rights is accounted for as modification of the terms of Skyline Shares. However, the incremental value received by Skyline is deemed to be negligible. No accounting charge was recorded by us. Similar to the modification of the series D preferred shares as stated above, the fair value of the series D preferred shares was estimated by us with the assistance of an independent valuation firm based on the our estimates and assumptions. The option-pricing method as described above, was also used to account for this modification. We estimated the volatility of its shares to range from 38.39% to 43.40% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

We have determined that there was no beneficial conversion feature attributable to the series D preferred shares because the initial and adjusted effective conversion prices of these preferred shares were higher than the fair value of our common shares determined by us with the assistance from an independent valuation firm.

Fair value of our series E convertible redeemable preferred shares

In addition to our common shares, we have determined the fair value of the series E convertible redeemable preferred shares to be per share US$3.56 and US$3.62 on March 5, 2014 and April 24, 2014, respectively. The result is used to determine the amount of redemption value as well as the valuation of the warrant to acquire additional series E convertible redeemable preferred shares. Consistent with common shares discussed above, the determination of the fair value of our series E convertible redeemable preferred shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risk, the liquidity of these shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair values of our series E convertible redeemable preferred shares include:

Valuation as of March 5, 2014	IPO Scenario	Liquidation Scenario	Redemption Scenario
Expected Maturity Date	Jun 30, 2014	Jun 30, 2014	Feb 28, 2018
Expected Volatility (1)	38.39%	38.39%	43.40%
Risk-free interest rate (2)	0.06%	0.06%	1.18%
Expected dividend yield	—	—	—
Probability (3)	80.00%	10.00%	10.00%

Valuation as of April 24, 2014	IPO Scenario	Liquidation Scenario	Redemption Scenario
Expected Maturity Date	Jun 30, 2014	Jun 30, 2014	Feb 28, 2018
Expected Volatility (1)	43.10%	43.10%	44.03%
Risk-free interest rate (2)	0.02%	0.02%	1.29%
Expected dividend yield	—	—	—
Probability (3)	80.00%	10.00%	10.00%

Notes:

(1)	Volatility—The volatility estimate is based on the average volatility of the stock returns of selected comparable companies listed in the US stock market which are engaged in the similar line of business.
(2)	Risk free rate—The risk free rate is the three months U.S. Treasury Bonds and Notes Yield.
(3)	Event scenario—Our best estimation of the occurrence and the timing of (1) an initial public offering event, (2) a liquidation event or (3) a redemption event.

Option-pricing method was used to allocate enterprise value to preferred and common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock. We applied the Black-Scholes option pricing model to calculate the fair value of the series D warrant on the valuation date.

The fair value per share of the series E preferred shares was determined to be US$ 3.56 on March 5, 2014. The issuance price of the series E convertible redeemable preferred shares was mutually negotiated at US$2.82. The price was agreed in consideration of 1) Xiaomi brand, which is considered to be a well-recognized smartphone vendor in the China market, and 2) the potential synergy that could be created from the two parties, strategic cooperation in the multi device environment.

Exchange of Xiaomi options for transfer restrictions

As part of the issuance of the series E preferred shares, Xiaomi Ventures and our founders and two other employees, or the Grantees, agreed that (i) Grantees will have the right to purchase certain number of restricted shares of Xiaomi Corporation with a total subscription consideration of not more than US$20 million at a subscription price per share that reflects the valuation of Xiaomi Corporation being US$10 billion, or Xiaomi Option; and (ii) the Grantees agreed to impose a transfer restriction on 39,934,162 common shares, 3,394,564 unvested restricted shares, and 360,000 vested and unvested share options owned by the Grantees, or the Transfer Restriction. The Transfer Restriction prohibits the Grantees from transferring their shares to another person/party until April 24, 2019 for one of founders or April 24, 2018 for the rest of the Grantees. The Xiaomi Option and the Transfer Restriction are not tied to the Grantees’ future employment with us.

The value of the Transfer Restriction was determined to be significantly greater than the value of Xiaomi Option. In determining the value of the Transfer Restriction, we were assisted by an independent valuation firm, based on data provided by us. The valuation of the Transfer Restriction is estimated to be US$43.3 million (refer to the valuation methodology below). For the valuation of the Xiaomi Option, we were only able to obtain limited financial information from Xiaomi, a private company, to perform a valuation analysis. This information includes high level 2013 revenue data and information of a third party investment transaction that valued the Xiaomi Corporation at US$10 billion in August 2013. Given the lack of financial information, we are unable to determine a more precise estimate of the fair value of the Xiaomi Option on the exchange date. If the fair value of the Xiaomi Option were worth USD43.3 million, the estimated value of the Transfer Restriction, Xiaomi Corporation itself would need to be estimated at a valuation in excess of US$30 billion on March 5, 2014. We do not expect the valuation of the Xiaomi Corporation to increase by 200% from US$10 billion in August 2013 to US$30 billion in March 2014. Hence, no incremental benefit was given to the Grantees and no compensation expense was recognized.

To determine the fair value of the Transfer Restriction, we valued the common shares with the Transfer Restriction and compared this value to the value of the common shares without the restriction. The difference was determined to be the value of the Transfer Restriction. A put option pricing model was used to determine the discount to be applied to the common shares to arrive at the value of common shares with the Transfer Restriction. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a share subject to transfer restriction can be sold, as the basis to determine the discount for transfer restrictions. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering or duration of the Transfer Restriction and the volatility of the share price companies engaged in the same industry.

Fair value of series E warrants to Xiaomi Ventures

The series E warrants granted to Xiaomi Ventures, or Xiaomi Warrants, is exercisable at the option of Xiaomi Ventures, at any time, on or after January 1, 2015 and no later than March 1, 2015. The warrants are not exercisable if we have completed our initial public offering in the United States by December 31, 2014. The exercise price should be adjusted from time to time subject to proportionate adjustment for issuance of additional common shares, share split and combination, dividend and distributions, reclassification, reorganization, merger, and consolidations.

The warrants are not entitled to dividend rights nor to vote until the warrants are exercised and shares become issuable. The Xiaomi warrants are initially measured at its fair value and the initial carrying value for series E preferred shares is allocated on a residual basis as the warrant is liability classified. The Xiaomi warrants were initially measured at their fair value of US$6,477,000. As of March 31, 2014, the fair value of series E warrants was US$6,459,000.

The fair value of the Xiaomi warrants were estimated by us with the assistance of an independent valuation firm based on data provided by us. The valuation report provided by us with guidelines in determining the fair value, but the determination was made by us. We applied the Black-Scholes Option Pricing Model to calculate the fair value of the series E Warrants on the valuation date.

The major assumptions used in calculating the fair value of the Xiaomi warrants includes:

March 5, 2014
Spot price (1)	4.50 - 4.65
Risk-free interest rate (2)	0.12%
Volatility rate (3)	38.81%
Dividend yield (4)	—

(1)	Spot price—based on the fair value of 100 percent equity interest of Xunlei Limited which is allocated to our preferred shares and common shares as at the valuation date under different scenarios. The probability of the occurrence of an initial public offering is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%.
(2)	Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.
(3)	Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.
(4)	We has no history or expectation of paying dividends on its common shares.

Fair value of subscription rights to Xiaomi Ventures

Within three months after March 5, 2014, Xiaomi Ventures shall have the right to purchase, or designate any other person/party to subscribe from us an additional number of 35,487,746 series E preferred shares, at a price equal to the purchase price per share (US$2.82) of the series E issuance. The exercise price will be adjusted from time to time subject to proportionate adjustment for issuance of additional common shares, share split and combination, dividend and distributions, reclassification, reorganization, merger, and consolidations. The subscription rights are not entitled to dividend rights nor to vote until the subscription rights have been exercised and shares are issued.

The fair value of the subscription rights was estimated by us with the assistance of an independent valuation firm based on data provided by us. The valuation report provided by us with guidelines in determining the fair value, but the determination was made by us. We applied the Black-Scholes Option Pricing Model to calculate the fair value of the subscription rights on the valuation date.

The major assumptions used in calculating the fair value of the subscription rights includes:

March 5, 2014
Spot price (1)	3.31 - 4.65
Risk-free interest rate (2)	0.04%
Volatility rate (3)	38.12%
Dividend yield (4)	—

(1)	Spot price—based on the fair value of 100 percent equity interest of Xunlei Limited which is allocated to our preferred shares and common shares as at the valuation date under different scenarios. The probability of the occurrence of an initial public offering is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%.
(2)	Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.
(3)	Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.
(4)	We has no history or expectation of paying dividends on its common shares.

Conversion upon IPO

Upon the completion of our initial public offering on June 24, 2014, we adjusted the series E conversion price from US$2.82 to US$2.4 per share relating to 110,014,440 series E preferred shares held by the series E investors. We concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the latest shareholders agreement. As a result of this anti-dilution, we issued a total of 129,166,667 common shares on a fully-converted basis when the conversion right is exercised by the series E shareholders. The triggering of the anti-dilution clause resulted in a beneficial conversion feature amounted to US$27,396 thousand which was charged to retained earnings in 2014 as a deemed dividend to series E shareholders. And the unamortized beneficial conversion features of series E preferred shares of US$49,346 thousand were recognized upon the completion of our initial public offering as a deemed dividend to series E investors and charged against retained earnings, and in the absence of retained earnings, a charge to additional paid-in capital.

Upon the completion of our initial public offering on June 24, 2014, the series E warrants are no longer exercisable in the future. As a result, the fair value of series E warrants liability of US$6,381 thousand was derecognized and the related fair value gain was recognized as other income.

Repurchase of common and preferred shares

On April 15, 2014, we repurchased from Skyline 469,225 common shares, 27,180 series A preferred shares, 591,451 series A-1 preferred shares, 725,237 series B preferred shares and 3,808,943 series D convertible redeemable preferred shares at a consideration of approximately US$24.3 million. For the common shares repurchased, we charged the excess of the purchased price over the par value to additional paid in capital. For the preferred shares, we charged the excess of the purchase price over the carrying value to retain earnings or to additional paid in capital if retain earnings is zero.

On April 24, 2014, we repurchased from a number of our existing shareholders the following common and preferred shares for a total consideration of US$49.8 million. We repurchased the following common and preferred shares at a per share price of US$2.82, equal to the issuance price of the series E preferred shares:

•	10,334,679 common shares from Vantage Point Global Limited for US$29.1 million;

•	3,860,733 common shares from Aiden & Jasmine Limited for US$10.9 million;

•	450,000 Series A preferred shares from Bright Access International Limited for US$1.3 million;

•	2,921,868 series B preferred shares from Fidelity Asia Ventures Fund L.P. for US$8.2 million;

•	108,960 series B preferred shares from Fidelity Asia Principals Fund L.P. for US$0.3 million.

For the common shares repurchased, we charged the excess of the purchased price over the par value to additional paid in capital. For the preferred shares, we charged the excess of the purchase price over the carrying value to retain earnings or to additional paid in capital if retain earnings is zero. We determined the per share fair value of the common shares, series A preferred shares, and series B preferred shares to be US$3.13, US$3.13, and US$3.19, respectively, on the date of repurchase. The repurchase price of US$2.82 was mutually negotiated at the time of the repurchase transactions. There were no other arrangements with the selling shareholders other than the exchange of Xiaomi Option for the Transfer Restrictions. The selling shareholders were willing to sell its common and preferred shares at the US$2.82 per share price as it would provide them with as a form of liquidity.

Amortization of capitalized copyrights related to content

Licensed copyrights of movies, TV series and variety shows, or Content Copyrights, are capitalized when (1) the cost of the content is known (2) the content has been accepted by us in accordance with the conditions of the license agreement and (3) the content is available for its first showing on our website. Content Copyrights are carried at cost less accumulated amortization and impairment loss, if any.

We have two types of Content Copyrights, 1) non-exclusive Content Copyrights and 2) exclusive Content Copyrights. With non-exclusive Content Copyrights, we have the right to broadcast the content on our own websites. While, with exclusive Content Copyrights, besides the broadcasting right, we also have the right to sub-license these exclusive Content Copyrights to third parties.

For non-exclusive Content Copyrights which only generates primarily indirect cash flows, the amortization method is based on the analysis of historical viewership consumption patterns. We determine consumption patterns the number of viewers who watch the content throughout the estimated useful life of the content. The information is then aggregated to come up with a viewership trend that can support an appropriate method to amortize non-exclusive Content Copyrights. We generally categorize our content in the Xunlei Kankan website into three broad categories, namely movies; TV series; and variety shows and others, which include reality shows, talent shows, talk shows and entertainment news. Prior to April 1, 2011, we concluded that there was insufficient data to support a historical viewership demonstrative pattern in viewership of our licensed copyrights related to content. Therefore, we have determined that a straight-line basis of amortization over the shorter of the estimated useful lives of the related Content Copyright provides the right level of expenses attribution. Effective April 1, 2011, based on an accumulation of data gathered on historical viewing patterns of our non-exclusive Content Copyrights, we revised the method to amortize non-exclusive Content Copyrights over their respective licensing periods using at an accelerated rate. Estimates of the consumption patterns for these non-exclusive Content Copyrights are reviewed periodically and revised, if necessary.

Exclusive Content Copyrights generate both direct and indirect cash flows. For the portion of exclusive Content Copyright that generates indirect cash flows, we use the amortization method based on the analysis of historical viewership consumption patterns, which is the same with that of non-exclusive Content Copyright as discussed above.

For the portion of exclusive Content Copyrights that generates direct cash flows, we amortize the purchase costs using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of sub-licensing revenue and barter transaction gain (details described in Note 2(r) to our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014) generated for the current period to the total ultimate direct revenues estimated to be generated by the exclusive Content Copyrights for their whole license period or estimated useful lives. We revisit the forecast at each quarter or year end and make adjustment, when appropriate.

Impairment of long-lived assets

We evaluate the program usefulness of licensed copyrights pursuant to the guidance in ASC 920-350 Intangibles—Goodwill and Other: Recognition, which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value.

For non-exclusive Content Copyrights which only generate indirect cash flows, we evaluate the net realizable value of our licensed copyrights by three content categories (i.e. movies, TV series, variety shows and others), which are assessed to be the lowest level of precision for the purpose of performing such assessment. If our expectations of programming usefulness, which represents the expected revenues and related net cash flows derived from the content, are revised downward, we then assess whether it is necessary to write down the unamortized cost to the estimated net realizable value. We evaluate programming usefulness by category on an annual basis by comparing the unamortized cost to our estimated net realizable value. On a quarterly basis, we also monitors whether there are indicators of changes in our expected usage of program materials.

We estimate net realizable value using expected net cash flows based on expected future levels of advertising revenues. Such estimates consider historical amounts and anticipated levels of demand. Expected future revenues are reduced by estimated direct costs to provide access to the website and generate the related revenues, including bandwidth costs and server costs. For purposes of estimating revenues for each category of the content, we consider both expected future advertising revenues sold based on number of impressions delivered as well as advertising sold based on the period of time that it is displayed.

For exclusive Content Copyrights that generate both direct and indirect cash flows, we evaluate the net realizable value of our licensed copyright on a content by content basis. Impairment is assessed on an annual basis by comparing the unamortized cost to our estimated net realizable value. We estimate the net realizable value using expected net cash flows based on expected future levels of advertising and content sub-licensing revenues. We estimated content sub-licensing revenue based on management’s expectation of the popularity of the content and we use pricing reference from other similar sub-licensing arrangements. For expected future levels of advertising revenue, we use the same estimation methodology used for the impairment assessment of non-exclusive Content Copyrights.

For both exclusive and non-exclusive Content Copyrights, there were no impairments for the years ended December 31, 2012, 2013, 2014 because a significant portion of the content was related to movies and TV series, of which approximately 70% to 90% of the purchase costs of the Content Copyrights had been amortized during the first year of the licensed period. As such, the unamortized carrying amounts were lower than the respective net realizable values when the impairment assessment was performed.

For other long-lived assets, we evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows we expect to receive from the use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If we identify an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

In 2013, indicator of possible impairment was triggered by the significant decline in the revenues generated by one online game. In the fourth quarter of 2013, this online game only generated US$27,000 as compared to US$303,000 generated in the third quarter of 2013, which was significantly lower than our expectation. The impairment test was performed using a discounted cash flow analysis that requires certain assumptions and estimates regarding economic and future profitability. In 2013, this online game license had been provided for impairment of US$808,000.

Impairment of goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. But we select to proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit. No goodwill impairment losses were recognized for the year ended December 31, 2014.

Consolidation

The consolidated financial statements include the financial statements of Xunlei Limited, our subsidiaries and our VIE for which Xunlei Limited is the primary beneficiary. All significant transactions and balances among our subsidiaries, our VIE and us have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, control more than one-half of the voting power, has the power to appoint or remove the majority of the members of the board of directors to cast a majority of the votes at meetings of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

An entity is considered to be a VIE if the entity’s equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

We consolidate entities for which we are the primary beneficiary if the entity’s equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In determining whether Xunlei Limited or its subsidiary is the primary beneficiary of a VIE, we considered whether we have the power to direct activities that are significant to the VIE’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in “Certain risk and concentration” in note 26 to our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014.

Business combinations

We account for acquisitions of entities that include inputs and processes and have the ability to generate economic benefit as business combinations. We allocate the purchase price of the acquisition to the tangible assets and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related costs are expensed as incurred.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. We evaluate the creditworthiness of each customer at the time when services are rendered and continuously monitor the recoverability of the accounts receivable. We use specific identification method in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is based on the best facts available and is re-evaluated and adjusted on a regular basis as additional information is received.

Some of the factors that we consider in determining whether we record a bad debt allowance on an individual customer are:

•	the customer’s past payment history and whether it fails to comply with its payment schedule;

•	whether the customer is in financial difficulty due to economic or legal factors;

•	a significant dispute with the customer has occurred;

•	other objective evidence which indicates non-collectability of the accounts receivable.

If we determine that an allowance is needed for a customer, we will discontinue business with them unless they start to resume payment. The accounts receivable is written-off when we cease pursuing collection. Any changes in our estimates may cause our operating results to fluctuate. The accounts receivable that was fully reserved as of December 31, 2013 and 2014 was US$10.9 million, US$8.9 million, respectively.

The allowances provided for accounts receivable as of December 31, 2013 and 2014 were US$12.1 million and US$9.4 million, respectively.

As of December 31, 2014, we had accounts receivable net of allowances aged beyond one year from the date of invoice in the amount of US$4,763,737. Based on our assessment of the customer’s ability to pay, a bad debt allowance was not considered necessary for those amounts. As of the date of this annual report, a majority of those balances have been collected and we continue to actively pursue collection of the remaining balance.

Although our general credit term for our customers is 90 days, we do not consider our receivables aged less than one year from the invoice date to be past due given the general practices we have with our customers in the advertising industry. Typically we are willing to accept delayed repayment up to one year from invoice date if we have assurance that payment will be made as soon as practicable. Accordingly, we did not make significant provisions for balances aged less than one year as of December 31, 2012, 2013 and 2014.

Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

On January 1, 2008, we adopted the guidance regarding uncertain tax positions. Management evaluates our open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in our consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority.

We did not have any significant uncertain tax position and there was no effect on our financial position or results of operations as a result of implementing the new guidance. We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No interest and penalties were recorded in the years ended December 31, 2012, 2013 and 2014.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. In regards to legal cost, we recorded such costs as incurred.

Certain conditions may exist as of the date of this annual report, which may result in a loss to us and such loss will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involve an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we will consult with our legal counsel and evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Recent accounting pronouncements

In March 2013, the FASB issued accounting guidance related to a parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity (ASC 830 Foreign Currency Matters). This guidance requires that the cumulative translation adjustment associated with a qualifying derecognized subsidiary or group of assets be immediately recognized within the income statement by the parent company. The adoption of this guidance did not have an impact on our financial statements.

In March 2013, the FASB also issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, which is an update to provide guidance on the financial statements presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carryforward. The adoption of this guidance did not have an impact on our financial statements.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts”. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In June 2014, under ASC 718, “Compensation—Stock Compensation”, the FASB issued “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

In August 2014, the FASB issued “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

On February 18, 2015, the FASB issued Accounting Standards Update 2015-02, “Consolidation (Topic 810) –Amendments to the Consolidation Analysis”. The new guidance applies to entities in all industries and provides a new scope exception to registered money market funds and similar unregistered money market funds. It provide new guidance to companies in determining whether an entity is a variable interest entity, assessing fees paid to a decision maker or a service provider, and consideration of related parties in the economics test. The standard is effective for public business entities for annual periods beginning after December 15, 2015. We are in the process of assessing the impact of this new guidance.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operations and, to a lesser extent, proceeds from private placements of preferred shares to investors, net proceeds received from our initial public offering and bank loans. As of December 31, 2014, we had US$404.3 million in cash and cash equivalents. As of the same date, we did not have any outstanding bank loans.

We historically generated a significant portion of our revenues from customers in the advertising industry. Although our general credit term for our customers is 90 days, we typically are willing to accept delayed repayment up to one year from the invoice date given the general practices we have with our customers in the advertising industry. Our practice and collection history may continue to have an impact on our liquidity.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risk related to our corporate structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE’s subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2012 and 2013, and 2014, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$45.0 million, US$49.2 million and US$59.8 million, respectively.

As an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our variable interest entity only through loans, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk factors—Risks related to our corporate structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and variable interest entity or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or variable interest entity when needed. Notwithstanding the forgoing, Giganology Shenzhen may use its own retained earnings (as opposed to RMB converted from foreign currency denominated capital) to provide financial support to Shenzhen Xunlei either through extended payment terms on amounts due to Giganology Shenzhen from Shenzhen Xunlei, or via entrusted loans from Giganology Shenzhen to Shenzhen Xunlei, or direct loans to its nominee shareholders, which would be contributed to the variable interest entity as capital injection. Such direct loans to the nominee shareholders would be eliminated in the consolidated financial statements against the VIE’s share capital.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands of US$)	2012	2013	2014
Net cash generated from operating activities	59,914	85,533	48,202
Net cash used in investing activities	(49,490)	(78,352)	(70,546)
Net cash generated from financing activities	17,692	2,487	333,268
Net increase in cash and cash equivalents	28,116	9,668	310,924
Cash and cash equivalents at the beginning of year	53,349	81,906	93,906
Effect of exchange rates on cash and cash equivalents	441	2,332	(555)
Cash and cash equivalents at end of year	81,906	93,906	404,275

As of December 31, 2014, we had cash or cash equivalents of approximately RMB516.4 million (US$83.2 million) and US$8.8 million located within the PRC, of which RMB268.3 million (US$43.2 million) was held by Shenzhen Xunlei and its subsidiaries. We also had cash or cash equivalents of RMB157.6 million (US$25.4 million), US$285.3 million and 0.7 million Hong Kong dollars (US$0.1 million) located outside of the PRC as of December 31, 2014.

Operating activities

Net cash generated from operating activities amounted to US$48.2 million in 2014, which was primarily attributable to a net income of US$9.9 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$45.2 million, share-based compensation of US$7.6 million, a gain from warrants’ fair value change of US$8.1 million and a net change in working capital. The net change in working capital was primarily due to a decrease in accounts receivable amounting to US$4.7 million, which was in line with the decrease of our online advertising revenues, an increase in accrued liabilities and other payable of US$4.8 million mainly attributable to the increase in accrued payroll and employees benefit provision, which was partially offset by an increase in prepayments and other current assets of US$9.2 million.

Net cash generated from operating activities amounted to US$85.5 million in 2013, which was primarily attributable to a net income of US$10.4 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$43.4 million, share-based compensation of US$2.1 million and a net change in working capital. The net change in working capital was primarily due to the decrease in accounts receivable amounting to US$13.7 million, which was in line with the decrease of our advertising revenues, an increase in deferred revenue of US$12.6 million as a result of increase in our subscription fees prepaid by our subscribers, and the increase in accounts payable of US$5.9 million primarily attributable to the increased procurement of bandwidth.

Net cash generated from operating activities amounted to US$59.9 million in 2012, which was primarily attributable to a net income of US$0.4 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$54.3 million, share-based compensation of US$2.2 million and a net change in working capital. The net change in working capital was primarily due to the increase in accrued liabilities and other payable of US$10.9 million arising from an increase in accrual of sales rebates of online advertising and accrued payroll and employees benefit provision, and the increase in deferred revenue in the amount of US$8.5 million as our subscription revenues grew rapidly, partially offset by the increase of accounts receivable of US$17.8 million as a result of the increase in online advertising revenues.

Investing activities

Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, purchases of intangibles assets, and payments to purchase short-term investments such as equity interest in limited partnerships that make venture capital investments on companies with enterprise technologies, next generation hardware and related technologies.

Net cash used in investing activities amounted to US$70.5 million in 2014, primarily attributable to the purchase of short-term investments, of US$330.5 million, purchase of intangible assets in the amount of US$38.1 million and payments for the acquisition of businesses amounting to US$33.0 million, partially offset by proceeds from the sales and maturity of short-term investments, which amounted to US$341.8 million. Net cash used in investing activities amounted to US$78.4 million in 2013, primarily attributable to the purchase of short-term investment of US$246.2 million, and purchase of intangible assets in the amount of US$36.0 million, partially offset by proceeds from disposal of short-term investments of US$213.5 million.

Net cash used in investing activities amounted to US$49.5 million in 2012, mainly attributable to the purchase of intangible assets in the amount of US$32.6 million, the acquisition of property, plant and equipment in the amount of US$7.5 million and the purchase of short-term investment of US$6.5 million.

Financing activities

Net cash generated from financing activities amounted to US$333.3 million in 2014, primarily attributable to proceeds from our initial public offering in June 2014 of US$93.9 million and our issuance of series E preferred shares prior to the initial public offering in the amount of US$310.0 million, partially offset by payments for the repurchase of shares in the amount of US$69.3 million.

Net cash generated from financing activities amounted to US$2.5 million in 2013 due to government grants received.

Net cash provided by financing activities amounted to US$17.7 million in 2012 due to our proceeds from series D preferred share issuance and series D warrants issuance of US$35.5 million and proceeds from bank borrowings of US$20.5 million, partially offset by repayment of bank borrowings of US$41.2 million.

Capital Expenditures

We made capital expenditures of US$7.4 million, US$7.4 million and US$7.8 million in the years ended December 31, 2012, 2013 and 2014, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2014, we had a team of 962 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

Our research and development team is divided, according to focus areas, into core research and development, application engineering, subscription services engineering and wireless and embedded system engineering. The table below provides an outline of what each focus area entails:

Core research and development	Primarily focuses on the development of our basic technologies to ensure that we use the most advanced transmission techniques to maintain our competitive advantage.

Application Engineering	Primarily focuses on continuous development of our resource discovery/distributed file locating and bandwidth crowd-sourcing technologies to maintain the competitive advantages of our key products such as Xunlei Accelerator, Project Crystal as well as the online games platform that we operate.

Subscription Services Engineering	Primarily focuses on diversifying and refining the paid services we provide to our subscribers.

Wireless and Embedded System Engineering	Primarily focuses on expanding our services into other internet-enabled devices, such as tablets and smartphones.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

		Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-2 years	2-3 years
Operating lease obligations(1)	3,538	2,203	1,329	6
Bandwidth lease obligations	15,661	15,053	608	—
Total	19,199	17,256	1,937	6

(1)	Operating lease obligations are primarily related to the lease of office space. These leases expire on different dates.

As of December 31, 2014, we had irrevocable purchase obligations for certain copyrights and online game licenses that had not been recognized in the amount of US$5.8 million and nil, respectively.

G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sean Shenglong Zou	43	Co-Founder, Chairman and Chief Executive Officer
Hao Cheng	39	Co-Founder, Director and General Manager of Xunlei Kankan and Games Business Unit
Qin Liu	42	Director
Quan Zhou	57	Director
Feng Hong	38	Director
Chuan Wang	45	Director
Hongjiang Zhang	54	Director
Jenny Wenjie Wu	40	Independent Director
Yongfu Yu	38	Independent Director
Peng Huang	47	Chief Operating Officer
Tao Thomas Wu	49	Chief Financial Officer
Lei Chen	42	Chief Technology Officer

Mr. Sean Shenglong Zou is our co-founder and has been our chief executive officer and chairman since our inception in February 2005. Mr. Zou is an expert in distributed computing. Mr. Zou pioneered the theory of content-based multimedia indexing technology and resource discovery network that provides time-saving online experience for internet users and has led our company to revolutionize traditional internet acceleration by the technology and network. Mr. Zou received a master’s degree in computer science from Duke University in the U.S. in 1998 and a bachelor’s degree in computer science from University of Wisconsin-Madison in 1997.

Mr. Hao Cheng is our co-founder and has been our director since our inception in February 2005. Mr. Cheng is also currently the chief executive officer of Xunlei Games Development (Shenzhen) Co. Ltd. Prior to joining us, Mr. Cheng managed the products, services, marketing and sales of the corporate search team at Baidu, Inc. Mr. Cheng received a master’s degree in computer science from Duke University in the U.S. in 1999 and a bachelor’s degree in mathematics from Nankai University in China in 1997.

Mr. Qin Liu has been a director of our company since September 2005. Mr. Liu is a director of the controlling general partner of Morningside China TMT Fund I, L.P., Morningside China TMT Fund II, L.P., Morningside China TMT Fund III, L.P., Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-investment, L.P., which we refer to collectively as the Morningside Funds, and has been a director of Morningside Venture Capital Limited, the investment manager of the Morningside Funds. Mr. Liu has served as a director in YY Inc., a Nasdaq-listed company since June 2008, and also serves as director in several non-public portfolio companies of the fund. From 2000 through 2008, Mr. Liu worked at Morningside IT Management Services (Shanghai) Co., Ltd. and established its print media business and served as publisher of The Bund, an upscale lifestyle weekly publication. Mr. Liu received a master’s degree in business administration, or MBA, from China Europe International Business School in 1999 and a bachelor’s degree in electrical engineering from Beijing Science & Technology University in 1993.

Mr. Quan Zhou has served as a director of our company since November 2006. Mr. Zhou is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I and IDG-Accel China Capital Fund, and their respective successor funds. He currently serves on the board of SouFun Holdings Limited, a NYSE-listed company, and a number of non-public portfolio companies. Mr. Zhou received a Ph.D degree in fiber optics from Rutgers University in 1989, a master’s degree in chemical physics from the Chinese Academy of Sciences in 1985 and a bachelor’s degree in chemistry from China Science and Technology University in 1982.

Mr. Feng Hong has been a director of our company since April 2014. Mr. Hong is a co-founder of Beijing Xiaomi Technology Company Limited, or Xiaomi Technology, and has been a vice president since its inception. From 2006 to 2010, Mr. Hong held various product and engineering management roles in Google. Prior to that, from 2001 to 2005, Mr. Hong worked at Siebel as a software engineer. Mr. Hong received his master’s degree in computer science from Purdue University in 2001 and his bachelor’s degree in computer science and engineering from Shanghai Jiao Tong University in China in 1999.

Mr. Chuan Wang has been a director of our company since March 2014. Mr. Wang is a co-founder of Xiaomi Technology, where he has served as its vice president since 2012. He is also the founder of Beijing Duokan Technology Co., Ltd., where he has served as its chief executive officer since its inception of business in 2010. Between 2005 and 2011, Mr. Wang was the general manager of Beijing Thunder Stone Century Technology Co., Ltd. Prior to that, Mr. Wang was the general manager of Beijing Thunder Stone Digital Technology Co., Ltd. since 1997. Mr. Wang received his bachelor of science degree from Beijing University of Technology in China in 1993.

Dr. Hongjiang Zhang has been our director since April 2014. Dr. Zhang currently serves as an executive director and the chief executive officer of Kingsoft Corporation Limited, which is listed on the Hong Kong Stock Exchange (Stock Code: 3888). He also serves as a director and the chief executive officer of Kingsoft Cloud Holdings Limited. Dr. Zhang is a director of Cheetah Mobile Inc., which is listed on the New York Stock Exchange (NYSE: CMCM), as well as a director of 21Vianet Group, Inc. which is listed on the NASDAQ (NASDAQ: VNET). Prior to joining Kingsoft Corporation Limited in October 2011, Dr. Zhang was the chief technology officer of Microsoft Asia-Pacific Research and Development Group and the managing director of the Microsoft Advanced Technology Center and a Distinguished Scientist. In his dual role, Dr. Zhang led Microsoft’s research and development initiatives in China, including strategy and planning, research and development, as well as incubation of products, services and solutions. Dr. Zhang was also a member of the executive management committee of Microsoft (China) Limited. Dr. Zhang was the deputy managing director and a founding member of Microsoft Research Asia. Dr. Zhang has authored four books and over 400 scientific papers and holds approximately 200 US and international patents. Dr. Zhang received a Ph.D. in electrical engineering from the Technical University of Denmark in 1991, and a bachelor of science degree from Zhengzhou University, China, in 1982.

Ms. Jenny Wenjie Wu has served as our independent director since June 2014. Ms. Wu has been the chief strategy officer of Ctrip.com International, Ltd. or Ctrip, a Nasdaq-listed company, since November 2013. Prior to that, she served as Ctrip’s chief financial officer between May 2012 and November 2013 and as a deputy chief financial officer between December 2011 and May 2012. Ms. Wu also serves as an independent director of Kingsoft Corporation Limited from March 2013. Prior to joining Ctrip, Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings (International) Company Limited, a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a Master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, and both a Master’s degree and a Bachelor’s degree in economics from Nan Kai University, China. Ms. Wu is a Chartered Financial Analyst (CFA).

Mr. Yongfu Yu has served as our independent director since June 2014. Mr. Yu has been the chief executive officer of UCWeb Inc., a provider of mobile internet software technology and services in China since the end of 2006. From 2001 to 2006, Mr. Yu worked at Legend Capital, a venture capital investment fund, focusing on the TMT industry. He served as an investment manager between 2001 to 2004 and as a vice president between 2004 and 2006. Mr. Yu received his bachelor’s degree in business management from the College of International Business, Nankai University in China in 1999.

Mr. Peng Huang has been our chief operating officer since September 2013, and currently oversees our business operation and strategic cooperation. Mr. Huang joined us in 2009 as a vice president, and also became the general manager of our member subscription department in 2011. From 2006 to 2009, Mr. Peng worked as a general vice president for PPTV. From 1996 to 2001, Mr. Peng was the director of the Shanghai office of Shenzhen Huawei Technology Co., Ltd. and general manager of Shanghai Huawei Company. Mr. Huang received a master’s degree in communications and electronic system from the University of Electronic Science and Technology of China in 1992 and a bachelor’s degree in wireless engineering from Northwestern Polytechnical University of China in 1987.

Mr. Tao Thomas Wu has been our chief financial officer since November 2013. Prior to joining our company, Mr. Wu had served as the chief financial officer of Noah Holdings Limited, a U.S. listed company, since 2010. Prior to that, Mr. Wu spent nearly 20 years working in the financial services sector. Most recently, Mr. Wu was a senior portfolio manager with AllianceBerstein L.P. in the United States and a senior analyst with Moody’s Investors Services in New York. Mr. Wu previously also worked in investment banks, primarily with JPMorgan Chase & Co. in New York and Singapore. Mr. Wu received his master’s degree in public administration from Syracuse University in 1992 and his bachelor’s degree in mathematics from Grinnell College in May 1987.

Mr. Lei Chen has been our chief technology officer since November 2014. Prior to joining us, Mr. Chen was the chief executive officer of Tencent Cloud Computing (Beijing) Ltd., a wholly owned subsidiary of Tencent Holdings Limited, or Tencent, where he spearheaded Tencent’s cloud computing, open platform and social advertisement efforts. He joined Tencent in 2010. Before becoming the chief executive officer of Tencent Cloud Computing (Beijing) Ltd., he served as manager of Tencent’s cloud platform division and deputy general manager of its open platform and social advertising platform divisions. Mr. Chen also worked at Google and Microsoft before joining Tencent, creating data storage and e-commerce applications. Mr. Chen holds a bachelor of science degree in computer science and technology from Tsinghua University, and a master’s degree in computer science from the University of Texas at Austin.

B.	Compensation

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately US$1.2 million in cash to our executive officers, and we paid approximately US$32,000 in cash compensation to a non-executive director. In addition, we paid approximately US$67,027 in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan, see “—Share incentive plans.” For restricted share grants outside the share incentive plan, see “—Share Incentive Plans.”

Share Incentive Plans

We have adopted (i) a 2010 share incentive plan in December 2010, or the 2010 Plan, (ii) a 2013 share incentive plan in November 2013, as supplemented, or the 2013 Plan and (iii) a 2014 share incentive plan in April 2014, as supplemented, or the 2014 Plan. The purpose of the plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.

2010 Plan

Under the 2010 Plan and the seventh amended and restated shareholders’ agreement dated as of April 24, 2014, the maximum number of shares in respect of which options, restricted shares, or restricted share units that may be granted is 26,822,828 shares. As of March 31, 2015, options to purchase an aggregate number of 4,242,220 common shares were outstanding.

The following paragraphs summarize the terms of the 2010 Plan.

Types of awards. The following briefly describe the principal features of the various awards that may be granted under the 2010 Plan.

•	Options. Options provide for the right to purchase a specified number of our common shares at a specified price and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or by check, in our common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. Restricted share units represent the right to receive our common shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted common shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.

Plan administration. Before our shares are listed on a stock exchange, the 2010 Plan shall be administered by our board of directors. After our shares are listed on a stock exchange, the 2010 Plan shall be administered by our board of directors or the compensation committee of the board of directors (or a similar body) formed in accordance with applicable exchange rules. The plan administrator will determine the provisions and terms and conditions of each grant.

Award agreement. Options, restricted shares, or restricted share units granted under the 2010 Plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option exercise price. The exercise price subject to an option shall be determined by the plan administrators which may be a fixed or variable price related to the fair market value of the subject of the grant. The exercise price may be amended or adjusted in the absolute discretion of the plan administrators, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, consultants and all members of our board of directors, as determined by the board of directors.

Term of the awards. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement. The administrator, in its discretion, may accelerate the vesting schedule of an award.

Transfer restrictions. Except as otherwise provided by the plan administrators, no option award shall be assigned, transferred, or otherwise disposed of other than by will or the laws of descent and distribution.

Termination. Unless terminated earlier, the 2010 Plan will expire automatically in December 2020. With the approval of our board of directors, the plan administrators may, at any time and from time to time, terminate, amend or modify the 2010 Plan. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law.

The following table summarizes, as of March 31, 2015, the outstanding options granted to our executive officers, directors, and other individuals as a group under our 2010 Plan.

Name	Common shares underlying options awarded		Exercise price (US$/share)	Date of grant	Date of expiration
Peng Huang		*	2.40	June 3, 2009	June 2, 2016
Tao Thomas Wu		*	2.11	November 18, 2013	November 17, 2020
Other Individuals as a Group (1)	3,900,459

Total	4,242,220

*	Less than one percent of our total outstanding share capital.
(1)	As of March 31, 2015, the outstanding options held by other individuals as a group had exercise prices ranging from US$0.01 to US$3.97. These options were granted on various dates from April 1, 2003 through March 31, 2015. Each option that was granted before January 1, 2007 will expire after ten years from the date of grant. Each option that was granted after January 1, 2007 will expire after seven years from the date of grant.

2013 Plan

Under the 2013 Plan, the maximum number of share awards that may be granted is 9,073,732 restricted shares, which have been issued to Leading Advice Holdings Limited, or Leading Advice, for the purposes of administrating the awards according to the 2013 Plan. As of March 31, 2015, 8,492,350 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan.

The following paragraphs summarize the terms of the 2013 Plan.

Plan administration. Before our shares are listed on a stock exchange, the 2013 Plan shall be administered by Leading Advice Holdings Limited or its designee. Leading Advice currently acts as an agent on behalf us to administer the 2013 Plan based on the instructions from us. The 2013 Plan is administered by our board of directors or the compensation committee of the board of directors (or a similar body) formed in accordance with applicable exchange rules. The administrator determines the grantees under the 2013 Plan.

Award agreement. Each award of restricted shares is evidenced by an award agreement that specifies the number of restricted shares so granted, the vesting schedule, the applicable provisions in the event the grantee’s employment or service terminates, and such other terms and conditions that the administrator shall determine in its sole discretion.

Eligibility. The restricted shares may be granted to members of our senior management, consisting of our chief operating officer, chief technical officer, vice presidents, or their equivalents, and counsel or consultant to our company.

Vesting schedule. Each grant of restricted shares will be subject to a vesting schedule determined solely by the administrator. Once vested, the restricted shares will no longer be subject to forfeiture and other restrictions contained in the award agreement, unless otherwise specified therein.

Shareholder rights. Grantees of restricted shares will not be entitled to any shareholder rights (including the right to dividends) on unvested portions of the restricted shares. They will be entitled to dividends on the vested portions of the restricted shares. The administrator will hold all vested portions of share awards for the benefit of the grantees and exercise the voting rights with respect of those shares. Currently, Leading Advice exercises the voting power on behalf of the grantees regarding their vested restricted shares and it will solicit voting instruction from each grantee and vote in accordance with such instruction.

Forfeiture or repurchase of the awards. In the event that the award recipient ceases employment with us or ceases to provide services to us during the applicable restriction period, restricted shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the award agreement, unless otherwise waived in whole or in part by the administrator.

Acceleration. The administrator may accelerate the time at which any restrictions shall lapse or be removed.

Transfer restrictions. Except as otherwise provided by the plan administrators or the applicable shareholders agreement, no share award shall be assigned, transferred, or otherwise disposed of other than by will or the laws of descent and distribution.

Termination. Unless terminated earlier, the 2013 Plan will expire automatically in November 2023. With the approval of our board of directors, the plan administrators may, at any time and from time to time, terminate, amend or modify the 2013 Plan. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law.

2014 Plan

Under the 2014 Plan, the maximum number of share awards that may be granted is 14,195,412 restricted shares, which are currently registered under the name of Leading Advice Holdings Limited for the purposes of administrating the awards according to the 2014 Plan. As of March 31, 2015, 5,665,500 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2014 Plan.

The following paragraphs summarize the terms of the 2014 Plan.

Plan administration. Before our shares are listed on a stock exchange, the 2014 Plan shall be administered by Leading Advice Holdings Limited or its designee. Leading Advice currently acts as an agent on behalf us to administer the 2014 Plan based on the instructions from us. The 2014 Plan is administered by our board of directors or the compensation committee of the board of directors (or a similar body) formed in accordance with applicable exchange rules. The administrator determines the grantees under the 2014 Plan.

Award agreement. Each award of restricted shares is evidenced by an award agreement that specifies the number of restricted shares so granted, the vesting schedule, the applicable provisions in the event the grantee’s employment or service terminates, and such other terms and conditions that the administrator shall determine in its sole discretion.

Eligibility. The restricted shares may be granted to members of our directors, senior management, employees, advisors and consultants of our company.

Vesting schedule. Each grant of restricted shares will be subject to a vesting schedule determined solely by the administrator. Once vested, the restricted shares will no longer be subject to forfeiture and other restrictions contained in the award agreement, unless otherwise specified therein.

Shareholder rights. Grantees of restricted shares will not be entitled to any shareholder rights (including the right to dividends) on unvested portions of the restricted shares. They will be entitled to dividends on the vested portions of the restricted shares. The administrator will hold all vested portions of share awards for the benefit of the grantees and exercise the voting rights with respect of those shares. Currently, Leading Advice exercises the voting power on behalf of the grantees regarding their vested restricted shares and it will solicit voting instruction from each grantee and vote in accordance with such instruction.

Forfeiture or repurchase of the awards. In the event that the award recipient ceases employment with us or ceases to provide services to us during the applicable restriction period, restricted shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the award agreement, unless otherwise waived in whole or in part by the administrator.

Acceleration. The administrator may accelerate the time at which any restrictions shall lapse or be removed.

Transfer restrictions. Except as otherwise provided by the plan administrators or the applicable shareholders agreement, no share award shall be assigned, transferred, or otherwise disposed of other than by will or the laws of descent and distribution.

Termination. Unless terminated earlier, the 2014 Plan will expire automatically in April 2024. With the approval of our board of directors, the plan administrators may, at any time and from time to time, terminate, amend or modify the 2014 Plan. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law.

The following table summarizes, as of March 31, 2015, the number of restricted shares granted to our officers and other individuals as a group pursuant to our 2013 Plan and 2014 Plan.

Name	Number of restricted shares granted		Date of grant
Peng Huang		*	November 18, 2013
Tao Thomas Wu		*	November 18, 2013
Lei Chen		*	November 3, 2014
Other Individuals as a Group	8,940,230

Total	14,157,850

*	Less than one percent of our total outstanding share capital.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time by giving written notice for certain acts of the officer, including: (i) conviction of a felony or act of fraud, misappropriation or embezzlement; (ii) gross negligence or dishonest to the detriment of our company; and (iii) material breach of the employment agreement. We may also terminate a senior executive officer’s employment upon at least two months’ prior written notice. A senior executive officer may terminate his or her employment by giving two-months’ or three-months’ prior notice.

Each senior executive officer has agreed that he or she shall not, at any time during the period of employment or after the termination of the period of employment, except for the benefit of our company, use or disclose any confidential information to any person, corporation or other entity without our written consent. Upon termination of the employment or at any other time when requested by us, the officer should promptly deliver to our company all documents and materials of any nature pertaining to his or her work with us and should provide written certification of his or her compliance with the employment agreement. Under no circumstances can the officer, following his or her termination, in his or her possession any property of our company, or any documents or materials containing any confidential information. The officer should not, during the employment term, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which the officer has a duty to keep in confidence information acquired by such officer, if any, or (ii) bring into the premises of our company any document or confidential or proprietary information belonging to the former employer unless consented to in writing by such employer. The officer will indemnify us and hold us harmless from and against all claims, liabilities, damages and expenses.

Each officer also agrees that during the term of employment and within one year of termination of employment, he or she will not approach clients, customers or contacts of our company or other persons or entities introduced to such officer in the his/her capacity as a representative of our company for the purposes of doing business with such persons or entities which will harm the business relationship between our company and such persons or entities. Unless consented to by us, the officer should not assume employment with or provide services as a director or otherwise for any of our competitors, or engage in any competitor as a principal, partner, licensor or otherwise. The officer will not seek, directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any of our employees as at or after the date of the termination of such officer’s employment, or in the year preceding such termination.

C.	Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. All the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof and to issue debentures, debenture stock and other securities whenever money is borrowed or as a security for any debt, liability or obligation of our company or any third party, may only be carried out jointly by our chief executive officer and chief financial officer.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. Jenny Wenjie Wu, Mr. Yongfu Yu and Mr. Sean Shenglong Zou, and is chaired by Ms. Jenny Wenjie Wu. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Yongfu Yu satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the NASDAQ Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any significant matters or difficulties encountered by the external auditors during the course of their audits and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing significant matters as to the adequacy of our internal controls and any special procedures adopted by the external auditors in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Ms. Jenny Wenjie Wu, Mr. Yongfu Yu and Mr. Chuan Wang, and is chaired by Mr. Chuan Wang. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Yongfu Yu satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our three most senior executives and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Ms. Jenny Wenjie Wu, Mr. Yongfu Yu and Mr. Feng Hong, and is chaired by Mr. Feng Hong. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Yongfu Yu satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the corporate governance and nominating committee itself;

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Our directors may be elected by an ordinary resolution of our shareholders, or by the affirmative vote of a simple majority of our directors (which should include one non-independent director) present and voting at a meeting of our board of directors, and shall hold office until the expiration of his term and until his successor has been elected and qualified, or until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically (1) if a simple majority of all directors determine at a duly called and constituted board meeting that such director has been guilty of actual fraud or willful neglect in performing his duties as a director, or (2) if a director is notified of, and fails to attend, an aggregate of three duly called and constituted board meetings within any 365-day period. In addition, the office of a director will be vacated if such director (a) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (b) is found to be or becomes of unsound mind, or (c) resigns his office by notice in writing to us.

D.	Employees

We had 1,362, 1,523 and 1,305 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had 1,305 employees, including 154 in general administration, 926 in research and development and 225 in sales and marketing. For 2012 and 2013, our employees were divided into five categories, including management, research and development, content procurement, sales and marketing and general administration. In 2014, however, we grouped our employees into three redefined categories—research and development, sales and marketing and general administration—and employees who were formerly in the management or content procurement categories were reassigned to one of the three redefined categories. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

E.	Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation — Share Incentive Plans.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2015 held by:

•	each of our current directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 335,073,840 total outstanding common shares as of March 31, 2015, excluding (ii) 21,269,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 12,534,225 common shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%(1)
Directors and executive officers**:
Sean Shenglong Zou (2)	32,814,606	9.79%
Hao Cheng(3)	13,133,952	3.92%
Qin Liu(4)	4,166,667	1.24%
Quan Zhou(5)	25,816,587	7.70%
Feng Hong(6)	—	—
Chuan Wang(7)	—	—
Hongjiang Zhang(8)	—	—
Peng Huang(9)	*	*
Jenny Wenjie Wu(10)	—	—
Yongfu Yu (11)	*	*
Tao Thomas Wu	*	*
Lei Chen	—	—
All directors and executive officers as group	77,308,255	23.39%

Principal Shareholders:
Xiaomi Ventures Limited(12)	93,653,572	27.95%
Morningside Technology Investments Limited(13)	37,787,909	11.28%
King Venture Holdings Limited(14)	37,500,000	11.19%
Vantage Point Global Limited(15)	32,814,606	9.79%
IDG Funds(16)	25,816,587	7.70%

Notes:

*	Less than 1% of the total outstanding common shares.

**	The business address of Messrs. Shenglong Zou, Hao Cheng, Tao Thomas Wu and Mr. Lei Chen is 4/F, Hans Innovation Mansion, North Ring Road, No. 9018 High-Tech Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of the date of this annual report, by 335,073,840, being the sum of the total number of common shares, and the number of common shares underlying share options, restricted shares and warrants held by such person or group that are exercisable within 60 days of the date of this annual report.
(2)	Represents 32,814,606 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust.
(3)	Represents 13,133,952 common shares held by Aiden & Jasmine Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Hao Cheng through a family trust.
(4)	Represents (i) 3,796,296 common shares held by Morningside China TMT Special Opportunity Fund, L.P. and (ii) 370,371 common shares held by Morningside China TMT Fund III Co-Investment, L.P. Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-Investment, L.P. are controlled by Morningside China TMT GP III, L.P., their general partner. Morningside China TMT GP III, L.P. is in turn controlled by TMT General Partner Ltd., its general partner. Mr. Liu is one of the directors of TMT General Partner Ltd. The business address of Mr. Liu is No. 380, Wu Yuan road, Xuhui District, Shanghai, China.
(5)	Represents (i) 19,635,416 common shares held by IDG Technology Venture Investment III, L.P., (ii) 2,014,504 common shares held by IDG Technology Venture Investment IV, L.P., and (iii) 4,166,667 common shares held by IDG Technology Venture Investment V, L.P. We refer to IDG Technology Venture Investment III, L.P., IDG Technology Venture Investment IV, L.P. and IDG Technology Venture Investment V, L.P. collectively as IDG Funds. IDG Technology Venture Investment III, L.P. is a limited partnership with IDG Technology Venture Investment III, LLC as its sole general partner. IDG Technology Venture Investment III, LLC is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. IDG Technology Venture Investment IV, L.P. is a limited partnership with IDG Technology Venture Investment IV, LLC as its sole general partner. IDG Technology Venture Investment IV, LLC is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. IDG Technology Venture Investment V, L.P. is a limited partnership with IDG Technology Venture Investment V, LLC as its sole general partner. IDG Technology Venture Investment V, LLC is a Delaware limited liability company controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. The business address of Mr. Zhou is c/o IDG Capital Partners, 6/F, COFCO Plaza, No. 8 Jianguomennei Avenue, Beijing 100005, China.
(6)	The business address of Mr. Hong is Building E, Shunshijiaye Chuang Ye Yuan, No. 66 Zhufang Road, Qinghe, Haidian District, Beijing, China.
(7)	The business address of Mr. Wang is Building C, Shunshijiaye Chuang Ye Yuan, No. 66 Zhufang Road, Qinghe, Haidian District, Beijing, China.
(8)	The business address of Dr. Zhang is Kingsoft Tower, No.33 Xiaoying West Road, Haidian District, Beijing, China.
(9)	The business address of Mr. Huang is 7/F, Building 11, Tower 2, Kejizhonger Road, Ruanjiang Yuan, Nanshan District, Shenzhen, China.
(10)	The business address of Ms. Wu is No. 99, Fuquan Road, Shanghai, China.
(11)	The business address of Mr. Yu is F12, Tower A, U-Center, No. 28 Chengfu Road, Haidian District, Beijing 100083, China.
(12)	Represents 93,653,572 common shares held by Xiaomi Ventures Limited. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands. The business address of Xiaomi Ventures Limited is 68 Qinghe Middle Street WuCaiCheng Office Building, 12th Floor, Haidian District, Beijing, People’s Republic of China.
(13)	Represents 37,787,909 common shares held by Morningside Technology Investments Limited, a company incorporated in British Virgin Islands. Morningside Technology Investments Limited is ultimately indirectly held under a trust for the benefit of Madam Chan Tan Ching Fen. The address of Morningside Technology Investments Limited is 2/F, Le Prince de Galles, 3-5 Avenue des Citronniers MC 98000.
(14)	Represents 37,500,000 common shares held by King Venture Holdings Limited. King Venture Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands, and is wholly owned by Kingsoft Corporation Limited, a Cayman Islands company with its shares listed on the Hong Kong Stock Exchange (Stock Code: 3888). The business address of King Venture Holdings Limited is Kingsoft Tower, No. 33 Xiaoying West Road, Haidian District, Beijing, China.
(15)	Represents 32,814,606 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust. The registered address of Vantage Point Global Limited is P.O. Box 438, Palm Grove House, Road Town, Tortola, British Virgin Islands.

(16)	Represents (i) 19,635,416 common shares held by IDG Technology Venture Investment III, L.P., (ii) 2,014,504 common shares held by IDG Technology Venture Investment IV, L.P., and (iii) 4,166,667 common shares held by IDG Technology Venture Investment V, L.P. IDG Technology Venture Investment III, L.P. is a limited partnership with IDG Technology Venture Investment III, LLC as its sole general partner. IDG Technology Venture Investment III, LLC is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. IDG Technology Venture Investment IV, L.P. is a limited partnership with IDG Technology Venture Investment IV, LLC as its sole general partner. IDG Technology Venture Investment IV, LLC is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. IDG Technology Venture Investment V, L.P. is a limited partnership with IDG Technology Venture Investment V, LLC as its sole general partner. The sole general partner is a Delaware limited liability company controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. The registered address of the IDG Funds is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, United States.

To our knowledge, as of March 31, 2015, 102,779,004 of our outstanding common shares are held by four record holders in the United States. This number includes 76,582,840 common shares held by The Bank of New York Mellon, the depositary of our ADS program, which represents 22.86% of our total outstanding shares, and includes 12,534,225 common shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Contractual arrangements with our PRC variable interest entity and its shareholders

Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we conduct our operations in China principally through a series of contractual arrangements with our variable interest entity and its shareholders in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Repurchase of shares from existing shareholders

In April 2014, we repurchased shares from several then shareholders as follows:

Repurchase from Skyline. In connection with our series E preferred shares financing, on April 15, 2014, we repurchased from Skyline 469,225 common shares, 27,180 series A preferred shares, 591,451 series A-1 preferred shares, 725,237 series B preferred shares and 3,808,943 series D preferred shares for a total consideration of US$24,275,665.3.

Repurchase of shares from shareholders. On April 24, 2014, we repurchased from our existing shareholders a total of 17,676,240 common shares on an as-converted basis, including 10,334,679 common shares from Vantage Point Global Limited, 3,860,733 common shares from Aiden & Jasmine Limited, 450,000 series A preferred shares from Bright Access International Limited, 2,921,868 series B preferred shares from Fidelity Asia Ventures Fund L.P., and 108,960 series B preferred shares from Fidelity Asia Principals Fund L.P., for a total consideration of US$49,808,318.63. We transferred a total of 14,195,412 repurchased common shares to Leading Advice Holdings Limited for future issuance of restricted shares under our 2014 Plan and cancelled the remaining repurchased shares on the same date.

Shareholders agreement

In connection with the issuance of our series E preferred shares, we entered into a seventh amended and restated shareholders agreement in April 2014 with our shareholders and relevant parties therein. Except for the registration rights, all preferred shareholders’ rights automatically terminated upon the completion of our initial public offering. Additionally, the co-founders have agreed to the transfer restrictions imposed on an aggregate number of 39,934,162 common shares beneficially owned by the co-founders. Accordingly, the co-founders are unable to transfer the relevant shares to any third party until April 24, 2019 or April 24, 2018, as the case may be.

Pursuant to our seventh amended and restated shareholders agreement, we have granted certain registration rights to our shareholders. The registration rights remain effective as of the date of this annual report. Set forth below is a description of the registration rights granted under the agreement.

Demand registration rights. At any time following the completion of initial public offering, upon a written request from the holders of at least 30% of the registrable securities then outstanding, we shall file a registration statement covering the offer and sale of the registrable securities. Registrable securities include our common shares issued or issuable upon conversion of the preferred shares provided that, with respect to demand registration right, registrable securities exclude common shares issued or issuable upon conversion of the series C preferred shares. However, we are not obligated to proceed with a demand registration if (i) such registration is in any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless we already are subject to service in such jurisdiction and except as may be required by the Securities Act; (ii) we have already effected three demand registrations; (iii) such registration is during the period starting with the date 60 days prior to our good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of a registration initiated by us, provided that we are actively employing in good faith all reasonable efforts to cause such registration statements to become effective; (iv) the initiating holders (defined in the shareholders agreement) propose to dispose of registrable securities which may be immediately registered on Form F-3 pursuant to a request from other holders of registrable shares; (v) initiating holders do not request that such offering be firmly underwritten by underwriters selected by the initiating holders or (vi) if we and the initiating holders are unable to obtain the commitment of the underwriter described in clause (v) above to firmly underwrite the offer. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback registration rights. If we propose to file a registration statement for a public offering of our securities other than pursuant to registration statement relating to any employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations; for example, the number of shares that may be included in the registration and the underwriting shall be allocated first to us and then to the series E, series D, series C, series B and series A-1 preferred shareholders in turn.

Form F-3 registration rights. When we are eligible for registration on Form F-3, holders of at least 30% of the registrable securities then outstanding will have the right to request that we file registration statements on Form F-3 covering the offer and sale of their securities. A Form F-3 registration shall not be deemed to be a demand registration.

We are not obligated to effect a Form F-3 registration, among other things, if (1) we have already effected a registration under the Securities Act within the six months period preceding the date of such request, other than a registration from which the registrable securities of the holders have been excluded, or (2) the dollar amount of securities to be sold is of an aggregate price to the public of less than US$1.0 million. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Expenses of registration. We will pay all expenses relating to any demand, piggyback, or Form F-3 registration, other than underwriting commissions and discounts.

Termination of obligations. Our obligations with respect to the piggyback registration rights shall terminate on the fifth anniversary of the completion of our initial public offering in June 2014. Our obligations with respect to the demand registration rights or the Form F-3 registration rights shall terminate on the fifth anniversary of the completion of our initial public offering. In addition, we shall have no obligation to effect any demand, or Form F-3 registration if, in the opinion of our counsel, all registrable securities may be sold at that time without registration pursuant to Rule 144 under the Securities Act.

Employment agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment agreements.”

Share incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans.”

In relation to our 2013 Plan and 2014 Plan, we have appointed Leading Advice Holdings Limited, or Leading Advice, as the administer of both plans. On behalf of us, Leading Advice executes actions based on our instruction to select the eligible grantees, to determine the number of awards and the conditions and provision of such awards, including but not limited to the vesting schedule and acceleration of the awards.

Leading Advice is not entitled to the following rights in relation to the shares registered under its name: (i) dividends, (ii) voting powers prior to vesting of relevant shares and (ii) transfer of the unvested portion of the awards or awards that have not been granted. In addition, upon the liquidation or the dissolution of Leading Advice or the expiration of the relevant plan, common shares not granted as awards shall be transferred back to us at no consideration.

For the awards that have been granted and become vested, Leading Advice will solicit voting instructions from each grantee, and vote in accordance with such instructions. The grantees will be entitled to dividends and have the right to request Leading Advice to transfer vested awards to a transferee designated by the grantees.

Advances extended to certain directors

We extended advances amounting to US$85,000 to Mr. Hao Cheng in 2013 and US$10,000 to Mr. Shenglong Zou and US$7,000 to Mr. Chuan Wang in 2014. These advances were used for general business purposes, to set up certain companies in the PRC which we plan to use to conduct a part of our business and consolidate into the financial statements of our company in the future. All the advances to Mr. Hao Cheng were unsecured, interest-free and have no repayment terms. As of the December 31, 2014, all the advances to Mr. Hao Cheng have been fully repaid, although the advances to Mr. Shenglong Zou and Mr. Chuan Wang remain outstanding.

Game sharing arrangement with Zhuhai Qianyou Technology, Co., Ltd.

In November 2011, we obtained an exclusive game operation right from Zhuhai Qianyou Technology, Co., Ltd., or Zhuhai Qianyou, our equity investee, which is specialized in developing online games. According to the agreement in relation to such game operation right that we entered into with Zhuhai Qianyou, we need to share revenues derived by the licensed games with Zhuhai Qianyou. In the years ended December 31, 2012, 2013 and 2014, game sharing cost paid and payable to Zhuhai Qianyou was US$1.0 million, US$1.8 million and US$0.4 million, respectively. As of December 31, 2012 and 2013 and 2014, US$0.3 million, US$0.2 million and US$0.1 million, respectively, of the game sharing cost we owe to Zhuhai Qianyou remained unpaid and outstanding.

Intellectual property framework agreement between Shenzhen Xunlei and Xunlei Computer

On December 24, 2013, Shenzhen Xunlei and Xunlei Computer entered into a technology development and software license framework agreement. The term of the agreement is two years from the date of its execution.

Under this framework agreement, Xunlei Computer provides Shenzhen Xunlei with technology development services according to Shenzhen Xunlei’s business needs. Any new intellectual property resulting from the technology development services is owned by Xunlei Computer, and cannot be substituted or sub-licensed to any third party by Shenzhen Xunlei without the prior written consent of Xunlei Computer. During the term of the framework agreement, with respect to each technology development project, Shenzhen Xunlei and Xunlei Computer will separately sign technology development (services) agreements, which set out the specific terms and amount of consideration, all subject to the terms of the framework agreement.

In addition, under the framework agreement, Xunlei Computer grants Shenzhen Xunlei a non-exclusive and limited right to use certain specified proprietary software that Xunlei Computer owns. With respect to the licensing of each software, Shenzhen Xunlei and Xunlei Computer will separately sign software licensing agreements, which will set out the specific terms and the amount of licensing fee, all subject to the terms of the framework agreement.

In relation to cooperation under the framework agreement, Xunlei Computer and Shenzhen Xunlei entered into four agreements in 2013 for Xunlei Computer’s technology development services and its software license and Giganology Shenzhen has agreed to the execution of these agreements and the relevant services and licenses between Xunlei Computer and Shenzhen Xunlei.

As of December 31, 2014, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was RMB148.0 million (US$23.9 million).

Pre-installing Services Agreements with Xiaomi

Cooperation Framework Agreement. On August 1, 2013, we entered into a Cooperation Framework Agreement, or the Framework Agreement, with Xiaomi Technology to arrange for the pre-installation of our Xunlei Accelerator onto Xiaomi’s set-top boxes. The Framework Agreement has a term of three years and there is no fee charged for such cooperation.

Xunlei Accelerator Mobile Pre-installing Services Agreement. On December 1, 2013, we entered into a Xunlei Accelerator Mobile Pre-installing Services Agreement, or the Pre-installing Services Agreement, with Beijing Xiaomi Mobile Software Company Limited, or Beijing Xiaomi, a Xiaomi group company. Through such cooperation, Xiaomi phones will be pre-installed with our mobile acceleration applications and Xiaomi phone users will have access to our acceleration services. The Pre-installing Services Agreement has a term of one year and there is no fee charged for the pre-installation. We have entered into other pre-installing agreements with other unrelated parties at no charge. Our mobile acceleration software has been officially adopted by Xiaomi’s latest operating system, MIUI6, and installed on Xiaomi phones, including both pre-installations on new phone shipments and installations from upgrades on existing Xiaomi phones. We received technology service revenue of US$0.3 million from Beijing Xiaomi in 2014.

In 2014, we received sales orders from Xiaomi Technology to provide online advertising services on our website. Our total advertising revenue from the orders was US$0.9 million. As of December 31, 2014, we did not have any outstanding receivable from Xiaomi Technology.

Acquisition of Business from a Shareholder

In September 2014, we, through Shenzhen Xunlei Network Technology Co., Ltd., acquired from subsidiaries of Kingsoft Corporation Limited, namely Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., and Beijing Kingsoft Cloud Technology Co., Ltd., Kuaipan Personal and Kansunzi, both software services in support of cloud-sourced storage and sharing, and their related business and assets, for an aggregate cash consideration of US$33 million. Kingsoft Corporation Limited, through its wholly owned subsidiary King Venture Holdings Limited, owned approximately 11.2% of our outstanding shares as of March 31, 2015.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We have been involved in legal proceedings related to our business from time to time and expect to continue to be involved in such proceedings in the future. Internet services and content providers such as ours are frequently involved in litigation based on intellectual property-related claims. See “Item 3. Key Information—D. Risk factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business.”

We were subject to a number of lawsuits in China for alleged copyright infringements over the years, a number of which are still outstanding as of the date of this annual report. Although legal proceedings are inherently uncertain and their results cannot be predicted, we have not been, nor are we currently a party to or aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial position or results of operations.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on dividend distributions.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, we may declare and pay dividends on our shares only out of our profit or our share premium account, provided always that even if our company has sufficient profit or share premium, we may not pay a dividend if this would result in our company being unable to pay our debts as they fall due in the ordinary course of business. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Our ADSs have been listed on The NASDAQ Global Select Market since June 24, 2014. Our ADSs currently trade on The NASDAQ Global Select Market under the symbol “XNET.” One ADS represented five common shares.

The following table provides the high and low trading prices for our ADSs on NASDAQ for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014	16.18	6.56

Quarterly Highs and Lows
Second Quarter 2014	16.18	14.20
Third Quarter 2014	15.10	9.96
Fourth Quarter 2014	11.57	6.56

Monthly Highs and Lows
October 2014	11.57	8.77
November 2014	10.99	8.28
December 2014	8.84	6.56
January 2015	8.50	7.32
February 2015	7.98	6.69
March 2015	7.10	5.93
April 2015 (through April 17, 2015)	7.62	6.25

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ Global Select Market since June 24, 2014 under the symbol “XNET.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our eighth amended and restated memorandum and seventh amended and restated articles of association contained in our F-1 registration statement (File No. 333-196221), initially filed with the SEC on June 12, 2014. The eighth amended and restated memorandum and seventh amended and restated articles of association were adopted by our shareholders by special resolutions passed on June 11, 2014, and became effective upon completion of our initial public offering of our common shares represented by ADSs.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.	Taxation

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by PRC resident enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. We do not believe we would be treated as a “resident enterprise” for PRC tax purposes even if the criteria for “de facto management body” as set forth in the circular mentioned above were deemed applicable to us. See “Item 3. Key Information—D. Risk factors—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations.” However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-resident enterprise shareholders, including the holders of our ADSs and non-resident enterprise holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or common shares. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty).

If we are deemed to be a PRC resident enterprise and our non-resident enterprise shareholders (including our ADS holders) are subject to PRC tax as described above, the withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent must obtain a tax withholding registration and withhold the enterprise income tax from each payment made to non-resident enterprise shareholders and file a report to the competent tax authorities. Where the withholding agent fails or is unable to perform its withholding obligation, the non-resident enterprise shareholders must pay the tax due to the applicable tax authorities within seven days after the payment is made or due. We, as the withholding agent, will be required to obtain a tax withholding registration and withhold the applicable enterprise income tax in order to comply with the above requirements. It is not clear who the withholding agent would be if tax is due on capital gains. In the event that we or our non-resident enterprise shareholders (including our ADS holders) fail to comply with the above procedures, we or our non-resident enterprise shareholders (including our ADS holders) may be ordered to rectify the non-compliance or be subject to a fine of no more than RMB10,000. Failure by us to withhold the income tax fully and timely may result in a fine of 50% to three times of the unpaid tax and failure by our ADS holders to pay the tax fully and timely may result in late payment penalties, or a fine of 50% to three times of the unpaid tax.

In addition, if we are treated as a PRC resident enterprise for enterprise income tax purposes, we may be eligible for the benefits of the income tax treaty between the PRC and other jurisdictions in which we may derive income, such as the United States. However, if we are treated as a PRC resident enterprise, we do not expect to withhold at treaty rates if any withholding is required on dividends we pay to our non-resident shareholders (including our ADS holders) notwithstanding such holders may be eligible for the income tax treaty between their resident jurisdictions and the PRC. The United States—PRC tax treaty generally limits PRC withholding on dividends to a rate of 10%. Investors should consult their tax advisors regarding the availability of treaty benefits and the procedure for claiming a refund, if any.

If we are not deemed a PRC resident enterprise, no PRC income tax will be withheld from dividends distributed by us and no PRC income tax will be payable on gains realized from the sale or other disposition of our shares or ADSs by the non-resident holders of our shares or ADSs. SAT Circular 7 further clarifies that, where a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income shall not be subject to PRC tax. However, given the uncertainty concerning the application of SAT Circular 698 and SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Circular 7 or to establish that we should not be taxed under SAT Circular 698 and SAT Circular 7 in the future.

United States Federal Income Tax Considerations

The following discussion is a summary of the United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares by a U.S. Holder that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, banks, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, cooperatives, pension plans, U.S. expatriates, persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders that hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, except to the extent described below, this discussion does not discuss any state, local, alternative minimum tax, non-United States tax, non-income tax (such as gift or estate tax), or the Medicare tax considerations. U.S. Holders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or common shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or common shares and partners in such partnerships are urged to consult their tax advisors regarding the ownership and disposition of our ADSs or common shares.

It is generally expected that a holder of ADSs should be treated, for United States federal income tax purposes, as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that it is very likely that we were classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2014, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2015 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. Holder makes a taxable “deemed sale” election that may allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances.

The United States federal income tax rules that apply if we are classified as a PFIC for our current or future taxable years are generally discussed below under “Passive foreign investment company rules.”

Dividends

Subject to the discussion below under “Passive foreign investment company rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on the NASDAQ Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the NASDAQ Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, it is very likely that we were classified as a PFIC for the taxable year ended December 31, 2014, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2015. Each non-corporate U.S. Holder is advised to consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares and ADSs. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as passive income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Common Shares

Subject to the discussion below under “Passive foreign investment company rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations. In the event that gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. Holders are advised to consult its tax advisors regarding the tax consequences if a PRC tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, it is very likely that we were classified as a PFIC for the taxable year ended December 31, 2014, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2015. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-United States subsidiaries or VIE entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries or VIE entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NASDAQ Global Select Market. In addition, we do not expect that holders of common shares that are not represented by ADSs will be eligible to make a mark-to-market election. Our ADSs may be regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder generally will be required to file annual reports with the IRS. U.S. Holders are advised to consult their tax advisors concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Each U.S. Holder is advised to consult its tax advisors regarding the application of the United States information reporting rules to its particular circumstances.

Certain U.S. Holders who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” whose aggregate value exceeds US$50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders who are individuals should consult their own tax advisors regarding their reporting obligations under this legislation.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our common shares. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.xunlei.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Our financing activities are denominated mainly in U.S. dollars. The Renminbi, or RMB, is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and conversion of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of our subsidiaries, and the consolidated VIE and its subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. For the year ended December 31, 2014, we were entitled to receive approximately US$1.2 million (after withholding tax) from the depositary in connection with the establishment of our ADS facility. This amount has been fully paid to us as of the date of this annual report.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-196221) in relation to our initial public offering of 7,315,000 ADSs representing 36,575,000 of our common shares, and the underwriters’ full exercise of their option to purchase from us an additional 1,097,250 ADSs representing 5,486,250 common shares, at an initial offering price of US$12.00 per ADS. Our initial public offering closed in June 2014. J.P. Morgan Securities LLC, Citigroup Global Markets Inc., and Oppenheimer & Co. Inc. were the representatives of the underwriters for the offering.

The total expenses incurred for our company’s account in connection with our initial public offering, including the over-allotment option, were approximately US$11.3 million, including underwriting discounts and commissions of approximately US$7.1 million, and other related costs of US$4.2 million. None of the fees and expenses were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our common shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$90.4 million from our initial public offering. For the period from June 23, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2014, we have not used any of the net proceeds received from our initial public offering.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our common shares, or our affiliates.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2014, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness, a significant deficiency and other control deficiencies in our internal control over financial reporting as of December 31, 2013, which had not yet been remediated as of December 31, 2014. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified was related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and lack of related implementation controls.

To remedy our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we have adopted several measures to improve our internal control over financial reporting. For example, we hired a chief financial officer and a senior financial officer, each of whom has a solid understanding of and extensive work experience involving U.S. GAAP and SEC financial reporting. We engaged an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls. In addition, we plan to further hire an additional number of employees with knowledge of U.S. GAAP and SEC regulations within our finance and accounting departments, implement a comprehensive ERP system and continue to provide our accounting and finance staff with U.S. GAAP training regularly. As such remedial measures had not been fully implemented in the limited time that elapsed since our initial public offering, our management concluded that the material weakness had not been remediated as of December 31, 2014. We still lacked sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to timely and properly prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements. We are fully committed to continue to implement measures to remediate our material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk factors—Risks related to our business and industry—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Ms. Jenny Wenjie Wu, an independent director (under the standards set forth in Rule 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, other executive officers as defined under Rule 405 under the Securities Act of 1933, as amended, senior finance officer, controller, senior vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number 333-196221), as amended, initially filed with the SEC on May 23, 2014. The code is also available on our official website under the corporate governance section at our investor relations website http://ir.xunlei.com.

We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2013		2014
Audit fees(1)	US$	309,107	US$	800,000
Audit-related fees(2)	US$	—	US$	1,046,002
All other fees(3)	US$	45,000	US$	—

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal auditors in connection with our initial public offering in 2014, other than the underlying audit and review of financial statements.
(3)	“All other fees” means the aggregate fees for services rendered other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees” provided by our principal auditors.

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent auditors, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. After our initial public offering, our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2014, our board of directors authorized a share repurchase program, or the Repurchase Program, whereby our company may repurchase up to US$20 million of our common shares or ADSs from December 22, 2014 to December 31, 2015. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by our management, including through Rule 10b5-1 share repurchase plans. We publicly announced the Repurchase Program on December 22, 2014.

We did not make any repurchases during 2014, either pursuant to or outside of the Repurchase Program.

Item 16F.	Change in Registrant’s Certifying Accountant

Effective as of October 30, 2014, we appointed PricewaterhouseCoopers Zhong Tian LLP, or PwC China, as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers, Hong Kong, or PwC HK. The decision to change our independent registered public accounting firm from PwC HK to PwC China was made on August 18, 2014, after discussions with PwC HK. The decision was not made due to any disagreements, but solely in order to further facilitate our audit process, since our core operations are conducted in China, where PwC China is based.

Our Audit Committee participated in and approved the decision to change our independent registered public accounting firm.

PwC HK’s reports on our consolidated financial statements as of and for the years ended December 31, 2012 and 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During fiscal years ended December 31, 2012 and 2013 and the subsequent interim period through October 30, 2014, (i) there were no disagreements with PwC HK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC HK, would have caused PwC HK to make references thereto in their reports on the financial statements for such periods and (ii) there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F except for a lack of accounting resources in U.S. GAAP and SEC reporting requirements, which is a material weakness the details of which can be found in “Item 15. Control and Procedures—Changes in internal control over financial reporting.”

We provided PwC HK with a copy of the foregoing disclosure, and requested that PwC HK furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from PwC HK, a copy of which is included as Exhibit 16.1 attached herein.

During the fiscal years ended December 31, 2012 and 2013 and the subsequent interim period through October 30, 2014, we did not consult PwC China regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements (and no written report was provided to us or oral advice was provided that PwC China concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue); or (ii) any matter that was either the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or a reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Item 16G.	Corporate Governance

As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the corporate governance standards under the NASDAQ Stock Market Rules. However, the NASDAQ Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance standards under the NASDAQ Stock Market Rules. We have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Stock Market Rules, and currently do not plan to rely on the home country exemption for any corporate governance matters. However, if we choose to follow home country practice in any matters in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Stock Market Rules’ corporate governance standards applicable to U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Xunlei Limited, its subsidiaries and its variable interest entity and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Eighth amended and restated memorandum and seventh amended and restated articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.3	Deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated June 23, 2014 (incorporated by reference to Exhibit 4.3 to the Registrant’s registration statement on Form F-1, as amended (File No. 333-196221), filed with the Securities and Exchange Commission on June 12, 2014)

4.1	Seventh amended and restated shareholders agreement among the Registrant and its subsidiaries, Shenzhen Xunlei Networking Technologies Co., Ltd. and its subsidiaries, shareholders of the Registrant and other parties thereto, dated April 24, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.2	Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of February 13, 2014 (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.3	Warrant issued by the Registrant to Xiaomi Ventures Limited dated as of March 5, 2014 (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.4	Warrant issued by the Registrant to Skyline Global Company Holdings Limited, dated as of March 5, 2014 (incorporated by reference to Exhibit 4.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.5	Supplemental agreement to Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of March 20, 2014 (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.6	Series E preferred share purchase agreement, among the Registrant, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and IDG Technology Venture Investment V, L.P., dated as of April 3, 2014 (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.7	2010 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.8	2013 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.9	2014 share incentive plan (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document

4.10	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan of the Registrant, dated March 20, 2014 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.11	Letter agreement signed by Leading Advice Holdings Limited in relation to 2014 share incentive plan of the Registrant, dated May 5, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.12	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan and 2014 share incentive plan of the Registrant, dated May 19, 2014 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.13	Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.14	Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.15	English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012, (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.16	English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.17	English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.18	English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.19	English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document

4.20	English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.21	English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.22	English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.23	English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.24	English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.25	English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.26	English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.27	English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.28	English translation of equity interests disposal agreement between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated November 15, 2006, as amended on May 10, 2011 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document

4.29	English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated December 24, 2013 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.30	Content protection agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd. and other parties thereto dated May 22, 2014 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.31*	English summary of Assets and Business Transfer Agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Science and Technology Co., Ltd. and Beijing Kingsoft Cloud Science and Technology Co., Ltd. dated September 2, 2014

8.1*	List of significant subsidiaries and variable interest entity of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the Securities and Exchange Commission on June 12, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.4*	Consent of PricewaterhouseCoopers, an independent registered public accounting firm

16.1*	Letter from PricewaterhouseCoopers to the SEC

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Sean Shenglong Zou
	Name:	Sean Shenglong Zou
	Title:	Chairman and Chief Executive Officer

Date: April 20, 2015

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Xunlei Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Xunlei Limited and its subsidiaries (collectively, the “Group”) at December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Hong Kong
March 21, 2014

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Xunlei Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Xunlei Limited and its subsidiaries (collectively, the “Group”) at December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 20, 2015

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	December 31, 2013	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	4	93,906	404,275
Short-term investments	5	40,993	29,427
Accounts receivable, net	6	35,275	28,921
Deferred tax assets	22	1,185	2,091
Due from related parties	21	85	22
Prepayments and other current assets	7	6,319	14,560
Content copyrights, current portion	9	16,018	16,013

Total current assets		193,781	495,309

Non-current assets:
Long-term investments	10	2,949	5,498
Deferred tax assets	22	9,430	10,862
Property and equipment, net	8	20,208	17,519
Intangible assets, net	9	11,958	20,097
Goodwill	2(k), (l)	—	23,237
Prepayments for content copyrights	7	3,149	1,988
Other long-term prepayments and receivables	7	2,928	5,852

Total assets		244,403	580,362

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 62,603 and USD 49,771 as of December 31, 2013 and 2014, respectively)		39,820	40,204
Due to a related party (including due to a related party of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 225 and USD 84 as of December 31, 2013 and 2014, respectively)	21	225	84
Deferred revenue and income, current portion (including deferred revenue and income, current portion of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 29,352 and USD 28,083 as of December 31, 2013 and 2014, respectively	11	29,352	28,294
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 2,581 and USD 2,554 as of December 31, 2013 and 2014, respectively)		2,581	2,554

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	December 31, 2013	December 31, 2014
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 49,265 and USD 86,323 as of December 31, 2013 and 2014, respectively)	12	33,407	31,415

		105,385	102,551

Liabilities
Non-current liabilities:
Deferred revenue and income, non-current portion (including deferred revenue and income, non-current portion of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 9,190 and USD 6,452 as of December 31, 2013 and 2014, respectively)	11	9,190	7,294
Deferred tax liability, non-current portion	22	8,074	8,552
Warrants liabilities	14	2,186	—
Due to related parties, non-current portion	17, 21	—	4,137
Other long-term payable	17	—	807

Total liabilities		124,835	123,341

Commitments and contingencies	25
Mezzanine equity
Series D convertible redeemable preferred shares USD 0.00025 par value, 18,000,000 shares authorized, 10,580,397 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	14	40,290	—

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Note	December 31, 2013	December 31, 2014
Equity
Series C convertible non-redeemable preferred shares USD0.00025 par value, 5,728,264 shares authorized, 5,728,264 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	15	1	—
Series B convertible non-redeemable preferred shares USD0.00025 par value, 30,308,284 shares authorized, 30,308,284 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	15	8	—
Series A-1 convertible non-redeemable preferred shares USD0.00025 par value, 36,400,000 shares authorized, 36,400,000 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	15	9	—
Series A convertible non-redeemable preferred shares USD0.00025 par value, 27,932,000 shares authorized, 26,416,560 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	15	7	—
Common shares USD0.00025 par value, 195,504,449 shares authorized, 70,521,104 shares issued and 61,447,372 shares outstanding as at December 31, 2013; 1,000,000,000 shares authorized, 357,886,089 shares issued and 327,611,487 shares outstanding as at December 31, 2014	16	15	82
Additional paid-in-capital		61,634	446,202
Accumulated other comprehensive income		6,003	5,894
Statutory reserves		4,478	5,132
Treasury shares 9,073,732 shares and 30,274,602 shares as at December 31, 2013 and 2014, respectively	16	2	7
Retained earnings		7,037	574

Total Xunlei Limited’s shareholders’ equity		79,194	457,891

Non-controlling interest	18	84	(870)

Total liabilities, mezzanine equity and shareholders’ equity		244,403	580,362

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive income

(Amounts expressed in thousands of USD, except for number of shares and per share data)		Years ended December 31,
	Note	2012	2013	2014
Revenues, net of rebates and discounts	2(q)	148,200	180,244	182,887
Business taxes and surcharges		(7,679)	(5,650)	(3,358)

Net revenues		140,521	174,594	179,529
Cost of revenues	13	(84,012)	(93,260)	(98,459)

Gross profit		56,509	81,334	81,070
Operating expenses
Research and development expenses		(20,357)	(28,832)	(35,287)
Sales and marketing expenses		(20,219)	(26,610)	(29,253)
General and administrative expenses		(18,474)	(23,073)	(29,960)

Total operating expenses		(59,050)	(78,515)	(94,500)

Net gain from exchanges of content copyrights	2(r)	4,666	1,020	1,556

Operating income / (loss)		2,125	3,839	(11,874)

Interest income		1,377	1,189	6,733
Interest expense		(1,400)	—	(163)
Other income, net	24	564	4,679	13,966
Share of (loss) / income from an equity investee		(45)	25	(259)

Income before income tax		2,621	9,732	8,403
Income tax benefit / (expense)	22	(2,239)	647	1,459

Net income		382	10,379	9,862
Less: net loss attributable to the non-controlling interest		(121)	(283)	(950)

Net income attributable to Xunlei Limited		503	10,662	10,812
Allocation of net income to participating preferred shareholders		—	(4,094)	—
Beneficial conversion feature of Series C convertible preferred shares from their modifications	15	(286)	—	—
Deemed contribution from Series C preferred shareholders	15	2,979	—	—
Accretion of Series D to convertible redeemable preferred shares redemption value	14	(3,509)	(4,300)	(1,870)
Contingent beneficial conversion feature of series C to one Series C shareholder	14	—	—	(57)
Deemed dividend to Series D shareholder from its modification	14	—	—	(279)
Accretion of Series E to convertible redeemable preferred shares redemption value	14	—	—	(12,754)
Amortization of beneficial conversion feature of Series E	14	—	—	(4,139)
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering		—	—	(49,346)
Deemed dividend to certain shareholders from repurchase of shares	17	—	—	(14,926)
Deemed dividend to preferred shareholders upon initial public offering	14, 15	—	—	(32,807)

Net (loss) / income attributable to Xunlei Limited’s common shareholders		(313)	2,268	(105,366)

Net income		382	10,379	9,862
Other comprehensive income / (loss): Foreign currency translation adjustment, net of tax		490	2,775	(114)

Comprehensive income		872	13,154	9,748

Less: comprehensive income attributable to non-controlling interest shareholders		(120)	(276)	(955)

Xunlei Limited

Consolidated Statements of Comprehensive income (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share data)		Years ended December 31,
	Note	2012	2013	2014
Comprehensive income attributable to Xunlei Limited		992	13,430	10,703
Basic net (loss) / income per share attributable to Xunlei Limited	20	(0.01)	0.04	(0.54)
Weighted average number of common shares outstanding—basic	20	61,447,372	61,447,372	194,711,227
Diluted net (loss) / income per share attributable to Xunlei Limited	20	(0.01)	0.01	(0.54)
Weighted average number of common shares outstanding—diluted	20	61,447,372	76,065,898	194,711,227

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated statements of changes in shareholders’ equity

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	reserves	income	equity	interest
Balance at December 31, 2011	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	—	—	60,000	2,324	3,142	2,746	68,252	480
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,233	—	—	—	2,233	—
Beneficial conversion feature (“BCF”) of Series C convertible preferred shares from their modifications	—	—	—	—	—	—	—	—	—	—	—	—	286	(286)	—	—	—	—
Deemed contribution from Series C preferred shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(2,979)	2,979	—	—	—	—
Series D preferred shares accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,509)	—	—	(3,509)	—
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	503	—	—	503	(121)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	489	489	1

Balance at December 31, 2012	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	—	—	59,540	2,011	3,142	3,235	67,968	360
Issuance of common shares	—	—	—	—	—	—	—	—	—	—	9,073,732	2	(2)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,096	—	—	—	2,096	—
Series D preferred shares accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,300)	—	—	(4,300)	—
Statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,336)	1,336	—	—	—
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	10,662	—	—	10,662	(283)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,768	2,768	7

Balance at December 31, 2013	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	9,073,732	2	61,634	7,037	4,478	6,003	79,194	84

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated statements of changes in shareholders’ equity (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	reserves	income	equity	interest
Balance at December 31, 2013	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	9,073,732	2	61,634	7,037	4,478	6,003	79,194	84
Accretion of Series D to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—	(717)	(1,153)	—	—	(1,870)	—
BCF upon Series E tranche 1	—	—	—	—	—	—	—	—	—	—	—	—	52,377	—	—	—	52,377	—
BCF upon Series E tranche 2	—	—	—	—	—	—	—	—	—	—	—	—	1,109	—	—	—	1,109	—
Accretion of Series E to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—	(10,229)	(2,525)	—	—	(12,754)	—
Amortisation of BCF of Series E	—	—	—	—	—	—	—	—	—	—	—	—	(3,206)	(933)	—	—	(4,139)	—
Contingent beneficial conversion feature of series C to one Series C shareholder	—	—	—	—	—	—	—	—	—	—	—	—	57	(57)	—	—	—	—
Deemed dividend of Series D convertible preferred shares from their modifications	—	—	—	—	—	—	—	—	—	—	—	—	—	(279)	—	—	(279)	—
Repurchase of preferred shares and common shares	—	—	(3,756,065)	(1)	(591,451)	—	(477,180)	—	(14,664,637)	(4)	—	—	(47,403)	(11,674)	—	—	(59,082)	—
Acceleration of amortisation of BCF of Series E upon initial public offering (“IPO”)	—	—	—	—	—	—	—	—	—	—	—	—	(49,346)	—	—	—	(49,346)	—
Deemed dividend to preferred shareholders upon IPO	—	—	—	—	—	—	—	—	—	—	—	—	(32,807)	—	—	—	(32,807)	—

Xunlei Limited

Consolidated statements of changes in shareholders’ equity (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	reserves	income	equity	interest
Issuance of common shares and conversion of preferred shares upon IPO	(5,728,264)	(1)	(26,552,219)	(7)	(35,808,549)	(9)	(25,939,380)	(7)	277,834,210	71	—	—	470,712	—	—	—	470,759	—
IPO expenses	—	—	—	—	—	—	—	—	—	—	—	—	(4,216)	—	—	—	(4,216)	—
Issuance of common shares for share incentive plans	—	—	—	—	—	—	—	—	—	—	24,195,412	5	(5)	—	—	—	—	—
Exercised share options	—	—	—	—	—	—	—	—	1,431,320	—	(1,431,320)	—	295	—	—	—	295	—
Vested restricted shares	—	—	—	—	—	—	—	—	1,563,222	—	(1,563,222)	—	—	—	—	—	—	—
Share-based compensation - replacement awards in the acquisition of Kingsoft Cloud Storage business	—	—	—	—	—	—	—	—	—	—	—	—	303	—	—	—	303	—
Share-based compensation - others	—	—	—	—	—	—	—	—	—	—	—	—	7,644	—	—	—	7,532	—
Statutory Reserve	—	—	—	—	—	—	—	—	—	—	—	—	—	(654)	654	—	—	—
Components of comprehensive income:
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	10,812	—	—	10,924	(949)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(109)	(109)	(5)

Balance at December 31, 2014	—	—	—	—	—	—	—	—	327,611,487	82	30,274,602	7	446,202	574	5,132	5,894	457,891	(870)

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for number of shares and per share data)	Years ended December 31,
	2012	2013	2014
Cash flows from operating activities
Net income	382	10,379	9,862
Adjustments to reconcile net income to net cash generated from operating activities
—Depreciation of property and equipment	3,994	5,112	6,500
—Amortization of intangible assets	50,578	38,314	38,741
—Allowance for doubtful accounts	3,700	4,921	1,767
—Loss on disposal of property and equipment	5	—	—
—Gain from barter transactions	(7,472)	(2,059)	(4,428)
—Share-based compensation	2,233	2,096	7,644
—Increase/(decrease) in fair value of warrants	710	(1,531)	(8,054)
—Share of loss / (income) from equity investee	45	(25)	259
—Investment income on short-term investments	(2)	(356)	(317)
—Impairment of intangible assets	—	808	—
—Loss on exchange of warrants	—	—	405
—Deemed disposal gain of long-term investments	—	—	(449)
—Interest expense accrued for long-term payable	—	—	163
—Deferred taxes	(123)	(822)	(1,897)
—Deferred government grants	(1,363)	(1,284)	(2,059)
Changes in operating assets and liabilities:
—Accounts receivable	(17,831)	13,655	4,699
—Prepayments and other assets	(458)	(333)	(9,180)
—Due from/to related parties	310	(96)	(168)
—Accounts payable	3,428	5,924	2,569
—Deferred revenue	8,543	12,630	(2,643)
—Income tax payable	2,362	116	(5)
—Accrued liabilities and other payables	10,873	(1,916)	4,793

Net cash generated from operating activities	59,914	85,533	48,202

Cash flows from investing activities
Acquisition of property and equipment	(7,447)	(7,372)	(7,770)
Proceeds from disposal of fixed assets	5	—	—
Purchase of short-term investments	(6,523)	(246,153)	(330,471)
Proceeds from disposal of short-term investments	2	213,506	341,792
Purchase of intangible assets	(32,554)	(36,005)	(38,056)
Acquisition of long-term investments	(952)	(1,390)	(2,359)
Acquisition of Kingsoft Cloud Storage business	—	—	(33,000)
Loans to employees	(2,021)	(856)	(767)
Advance to or repayment of advance from a shareholder	—	(82)	85

Net cash used in investing activities	(49,490)	(78,352)	(70,546)

Cash flows from financing activities
Issuance of Series D preferred shares	32,481	—	—
Issuance of Series D warrants	3,007	—	—
Issuance of Series E preferred shares	—	—	275,314
Issuance of Series E warrants	—	—	34,686
Payment of Series E financing expenses	—	—	(343)
Repurchase of shares	—	—	(69,303)
Proceeds from initial public offering (net of underwriters’ commissions of USD 7,066)	—	—	93,881
Payment of initial public offering expenses	—	—	(3,504)
Prepayment for share repurchase plan	—	—	(1,000)
Proceeds from bank borrowings	20,519	—	—
Repayment of bank borrowings	(41,151)	—	—
Governments grants received	2,836	2,487	856
Proceeds from exercise of vested share options	—	—	1,523
Initial public offering expenses reimbursement received	—	—	1,158

Net cash generated from financing activities	17,692	2,487	333,268

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for number of shares and per share data)	Years ended December 31,
	2012	2013	2014
Net increase in cash and cash equivalents	28,116	9,668	310,924
Cash and cash equivalents at beginning of year	53,349	81,906	93,906
Effect of exchange rates on cash and cash equivalents	441	2,332	(555)

Cash and cash equivalents at end of year	81,906	93,906	404,275

Supplemental disclosure of cash flow information
Interests paid	1,438	—	—
Income tax paid	—	—	241
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	1,344	4,157	240
—Initial public offering expenses in form of other payables	—	—	712
—Purchase of intangible assets in form of accounts payable	25,048	25,695	21,860
—Acquisition of intangible assets in form of barter transactions	6,650	4,058	4,030
—Beneficial Conversion Feature of Series C convertible preferred shares from their modifications	286	—	—
—Deemed contribution from Series C preferred shareholders	(2,979)	—	—
—Accretion to Series D preferred shares redemption value	3,509	4,300	1,870
—Contingent beneficial conversion feature of series C to one Series C shareholder	—	—	57
—Deemed dividend to Series D shareholder from its modification	—	—	279
—Accretion of Series E to convertible redeemable preferred shares redemption value	—	—	12,754
—Amortization of beneficial conversion feature of Series E	—	—	4,139
—Deemed dividend to certain shareholders from repurchase of shares	—	—	14,926
—Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering			49,346
—Deemed dividend to preferred shareholders upon initial public offering			32,807

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations

Xunlei Limited, previously known as Giganology Limited, (the “Company”) was incorporated under the law of the Cayman Islands (“Cayman”) as a limited liability company on February 3, 2005. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”) as follows:

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Shenzhen Xunlei Networking Technologies, Co., Ltd (“Shenzhen Xunlei”)	China	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses
Giganology (Shenzhen) Co. Ltd (“Giganology Shenzhen”)	China	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Shenzhen Fengdong Networking Technologies, Co., Ltd. (“Fengdong”)	China	December 2005	VIE’s subsidiary	100%	Development of software for related companies

Shenzhen Xunlei Kankan Information Technologies Co., Ltd (formerly known as “155 Networking (Shenzhen) Co., Ltd”)	China	August 2008	VIE’s subsidiary	100%	Development of software for related companies
Xunlei Software (Beijing) Co., Ltd (“Xunlei Beijing”)	China	June 2009	VIE’s subsidiary	100%	Development of software for related companies

Xunlei Software (Shenzhen) Co., Ltd (“Xunlei Software”)	China	January 2010	VIE’s subsidiary	100%	Provision of software technology development for related companies

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

Xunlei Software (Nanjing) Co., Ltd. (“Xunlei Nanjing”)	China	January 2010	VIE’s subsidiary	100%	Development of computer software and online games for related companies and provision of advertising services (note a)
Xunlei Games Development (Shenzhen) Co., Ltd.	China	February 2010	VIE’s subsidiary	70%	Development of online game and computer software for related companies and provision of advertising services
Xunlei Network Technologies Limited (“Xunlei BVI”)	British Virgin Islands	February 2011	Subsidiary	100%	Holding company

Xunlei Network Technologies Limited (“Xunlei HK”)	Hongkong	March 2011	Subsidiary	100%	Development computer software of related companies and provision of advertising services
Xunlei Computer (Shenzhen) Co., Ltd (“Xunlei Computer”)	China	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Shenzhen Wangxin Technologies Co., Ltd (“Wangxin”)	China	September 2013	VIE’s subsidiary	100%	Development of computer software and provision of information technology services to related companies

Note a:	In January 2011, the equity owners of Xunlei Nanjing resolved to liquidate the subsidiary. In May 2012, Xunlei Nanjing was approved to be de-registered by the relevant government authorities. There was no significant financial impact to the consolidated financial statements of the Group.
Note b:	The English names of the PRC companies represent management’s translation of the Chinese names of these companies as these companies have not adopted formal English names.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

The Group engages primarily in the provision of online advertising services on its websites, premium downloading services to its members, online video sharing and distribution and online game platforms for game developers and users.

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide online advertising services, operate online games, and hold Internet Content Provider (“ICP”) license and the License for Transmission of Audio-Visual Programs through the internet (“the Licenses”), the company conducts its business through Shenzhen Xunlei, its consolidated VIE.

Through the various agreements enacted among the Company, Giganology Shenzhen, a wholly owned subsidiary of the Company, Shenzhen Xunlei and legal shareholders of Shenzhen Xunlei (the “Restructuring”), the Company received all of the economic benefits and residual interest and absorbed all of the risks and expected losses from Shenzhen Xunlei.

Details of certain key agreements with the VIE are as follows:

—Loan Agreements between Giganology Shenzhen and the shareholders of Shenzhen Xunlei—Giganology Shenzhen provided interest-free loans of RMB 9 million to the shareholders of Shenzhen Xunlei for them to make contributions as registered capital into Shenzhen Xunlei. The term of these agreements last for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until each shareholder of Shenzhen Xunlei has repaid the loans in its entirety in accordance with the loan agreement. The shareholders would not be allowed to transfer their interests in Shenzhen Xunlei without prior consent of Giganology Shenzhen. According to the loan agreements, the loans can only be repaid in the form of common shares of Shenzhen Xunlei. At any time during the term of the loan agreements, Giganology Shenzhen may, at their sole discretion, requires any of the shareholders of Shenzhen Xunlei to repay all or any portion of their outstanding loan under the agreement.

Under a separate loan agreement between Giganology Shenzhen and Mr. Sean Shenglong Zou as a shareholder of Shenzhen Xunlei, Giganology Shenzhen made an additional interest-free loan of RMB20 million to Mr. Sean Shenglong Zou, the entire amount of which was contributed to the registered capital of Shenzhen Xunlei, increasing the registered capital of Shenzhen Xunlei to RMB30 million. The term of this agreement last for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until Mr. Zou has repaid the loan in its entirety in accordance with the loan agreement. This loan will be deemed to be repaid when all equity interest held by the shareholders in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. At any time during the term of this loan agreement, the Company may, at their sole discretion, require all or any portion of the outstanding loan under the agreement to be repaid.

—Business Operation Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under these agreements, Giganology Shenzhen has the rights to direct the operating activities of Shenzhen Xunlei, including the appointment of senior management. The shareholders of Shenzhen Xunlei also transferred all their shareholders’ rights to Giganology Shenzhen. The term of this agreement will expire in 2016 and may be extended with Giganology Shenzhen’s confirmation prior to the expiration date. For instance, in May 2011, Shenzhen Xunlei sought and obtained consent from Giganology Shenzhen and the Company to increase its registered capital by RMB20 million and to revise its articles of association accordingly. The term of this agreement will expire in 2016 and may be extended with Giganology Shenzhen’s confirmation prior to the expiration date.

—Equity Pledge Agreement between Giganology Shenzhen and the shareholders of Shenzhen Xunlei—Under this agreement, the shareholders of Shenzhen Xunlei pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen. If Shenzhen Xunlei and/or its shareholders breach their contractual obligations under this agreement, Giganology Shenzhen, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

—Power of Attorney—Each shareholder of Shenzhen Xunlei appointed Giganology Shenzhen as its attorney-in-fact to exercise their shareholders’ rights in Shenzhen Xunlei, including shareholders’ voting rights. Each power of attorney will remain in force for 10 years unless the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei is terminated in advance. This period may be extended at Giganology Shenzhen’s discretion.

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after tax operating profit of Shenzhen Xunlei. The amount of service fees payable from Shenzhen Xunlei to Giganology Shenzhen for the years ended December 31, 2012, 2013 and 2014 was USD 1,494 thousand, USD nil and USD 1,228 thousand, respectively.

For the Exclusive Technology Support and Services Agreement and the Exclusive Technology Consulting and Training Agreement, the term of these agreements will expire in 2025 and may be extended with Giganology Shenzhen’s written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Shenzhen Xunlei.

For the Proprietary Technology License Contract, the term of this contract will expire in 2022 and may be extended with Giganology Shenzhen’s written confirmation prior to the expiration date. Giganology Shenzhen grants Shenzhen Xunlei a non-exclusive and non-transferable right to use Giganology Shenzhen’s proprietary technology. Shenzhen Xunlei can only use the proprietary technology to conduct business according to its authorized business scope. Giganology Shenzhen or its designated representative(s) owns the rights to any new technology developed due to implementation of this contract.

—Intellectual Properties Purchase Option Agreement between Giganology Shenzhen and Shenzhen Xunlei. Giganology Shenzhen has an option to acquire Shenzhen Xunlei’s intellectual properties at the lowest price permissible by the then-applicable PRC laws and regulation. The term of this contract will expire in 2022 and may be automatically extended for an additional 10 years at Giganology Shenzhen’s discretion.

—Call Option Agreement—Giganology Shenzhen has an option to acquire all of the outstanding shares of Shenzhen Xunlei at a purchase price equal to RMB 1 or the lowest price permissible by the then-applicable PRC laws and regulation. The term of the agreement will expire in 2022 and may be extended at Giganology Shenzhen’s discretion.

As a result of these agreements (collectively defined as “Structured Service Contracts”), Giganology Shenzhen can exercise effective control over Shenzhen Xunlei, receives all of the economic benefits and residual interest and absorbs all of the risks and expected losses from Shenzhen Xunlei as if it were the sole shareholder, and has an exclusive option to purchase all of the equity interest in Shenzhen Xunlei at a minimal price. Therefore, Giganology Shenzhen is considered the primary beneficiary of Shenzhen Xunlei and accordingly Shenzhen Xunlei’s results of operations, assets and liabilities have been consolidated in the Company’s financial statements.

On December 24, 2013, for purposes of developing the Group’s computer software and information technology capability, Shenzhen Xunlei and Xunlei Computer entered into a technology development and software licenses framework agreement. The term of the agreement is two years from the date of its execution. Under this framework agreement, Xunlei Computer provides Shenzhen Xunlei with technology development services according to Shenzhen Xunlei’s business needs. Any new intellectual property resulting from the technology development services is owned by Xunlei Computer, and cannot be substituted or sub-licensed to any third party by Shenzhen Xunlei without the prior written consent of Xunlei Computer. The framework agreement signed between Shenzhen Xunlei and Xunlei Computers does not have an impact on the Structured Services Contracts with Shenzhen Xunlei.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

VIE-Related Risks

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

In addition, it is possible that the contracts among the Group, the Group’s VIEs and shareholders of its VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. In the event that the Group was unable to enforce these contractual arrangements, the Group would not be able to exert effective control over the affected VIEs. Consequently, such VIE’s results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be severely adversely affected. The Group’s contractual arrangements with respect to its consolidated VIEs are approved and in place. The Group’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Group’s operations and contractual relationships would find the contracts to be unenforceable.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Share split

On January 21, 2011, the Company effected a 4 for 1 share split of all of its outstanding common shares and a proportional adjustment to the existing conversion ratios for preferred Series A, Series A-1 and Series B shares.

Initial public offering

The Company completed its initial public offering (“IPO”) on June 24, 2014 on the NASDAQ Global Market and the underwriters subsequently exercised their over-allotment option on June 27, 2014. The Company issued and sold a total of 8,412,250 American Depositary Shares (“ADSs”) pursuant to these transactions. Each ADS represents five common shares. The net proceeds received by the Company, after deducting commissions and offering expenses, amounted to approximately US$ 89,665 thousand. Upon the completion of the IPO, all of the Company’s outstanding preferred shares were converted into common shares immediately as of the same date.

2.	Summary of significant accounting policies

(a)	Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The Restructuring was accounted for at historical costs. The assets and liabilities of Shenzhen Xunlei are consolidated in the Company’s financial statements at carryover basis.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could differ materially from these estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment, allowance for doubtful accounts, valuation allowance of deferred tax assets, sales rebate to advertising agencies, amortization period of online game revenue, amortization of content copyrights, fair value of content copyrights exchange, impairment assessment of goodwill and impairment assessment of long-lived assets. In addition, the Group uses assumptions in a valuation model to estimate the fair value of share options granted, warrants issued and underlying common shares.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE for which the Company is the primary beneficiary and its subsidiaries. All significant transactions and balances among the Company, its subsidiaries, VIE and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one-half of the voting power, or has the power to appoint or remove the majority of the members of the board of directors to cast majority of votes at meetings of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

An entity is considered to be a VIE if the entity’s equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The Group consolidates entities for which the Company is the primary beneficiary if the entity’s equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In determining whether the Company or its subsidiary is the primary beneficiary of a VIE, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in the Group’s consolidated financial statements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 26 for further discussion.

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group is presented on the face of the consolidated statements of comprehensive income as an allocation of the total income or loss for the year/period between non-controlling shareholders and the shareholders of the Company.

(c)	Business combinations

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to generate economic benefit as business combinations. The Group allocates the purchase price of the acquisition to the tangible assets and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related costs are expensed as incurred.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(d)	Foreign currency translation

The Company’s reporting and functional currency is the United States Dollar (“USD”). Xunlei BVI and Xunlei HK’s functional currency is the USD. The functional currency of other subsidiaries, VIE and its subsidiaries located in the PRC is the Renminbi (“RMB”), which is their respective local currency. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates prevailing at the balance sheet date. The resulting exchange gains and losses from foreign currency transactions are included in other income (loss) within the consolidated statements of comprehensive income.

The Company uses the monthly average exchange rate for the year and the exchange rates at the balance sheet date to translate the operating results and financial position, respectively, of its subsidiaries whose functional currency is other than the USD. The resulting translation differences are recorded in cumulated translation adjustments, a component of shareholders’ equity.

The exchange rate used is released by Chinese State Administration of Foreign Exchange.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(f)	Short-term investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year and investments in financial instruments with a variable interest rate indexed to the performance of underlying assets. In accordance with ASC 825 Financial Instruments, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. Interest generated from short term investments are recorded when interest payments are received at the maturity date. It is recorded as “other income” on the statement of comprehensive income and measured based on the actual amount of interest the Group received.

(g)	Fair value of financial instruments

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, other receivables, amounts due from/(to) related parties, accounts payable, other payables and warrants liabilities. The carrying value of these balances, with the exception of short-term investments (see note 2 (e)), approximates their fair value due to the current and short term nature of these balances.

(h)	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group evaluates the creditworthiness of each customer at the time when services are rendered and continuously monitor the recoverability of the accounts receivable.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(h)	Accounts receivable, net (Continued)

The Group uses specific identification method in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. The allowance for doubtful accounts is based on the best facts available and is re-evaluated and adjusted on a regular basis as additional information is received.

Some of the factors that the Group considers in determining whether a bad debt allowance is recorded on an individual customer are:

1) the customer’s past payment history and whether it fails to comply with its payment schedule;

2) whether the customer is in financial difficulty due to economic or legal factors;

3) a significant dispute with the customer has occurred;

4) the objective evidence which indicates non-collectability of the accounts receivable.

The allowances provided for Accounts Receivable as of December 31, 2013 and 2014 were USD12.1 million and USD9.4 million, respectively.

If the Group determines that an allowance is needed for a customer, the Group will discontinue business with them unless they start to resume payment. The accounts receivable is written-off when the Group ceases pursuing collection. Any changes in the estimates may cause the Group’s operating results to fluctuate.

(i)	Long-term investments

The Group holds investments in privately held companies. The Group accounts for these investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method of accounting. For investments in an investee over which the Group does not have significant influence and of which the investee has no readily determinable fair value, the Group carries the investment using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee’s earnings. The Group assesses its long-term investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. During the years ended December 31, 2012, 2013 and 2014, the Group did not impair any of its long-term investments.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(j)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the asset at the end of the estimated useful life as a percentage of the original cost.

	Estimated useful lives	Residual rate
Servers and network equipment	5 years	5%
Computer equipment	5 years	5%
Furniture, fittings and office equipment	5 years	5%
Motor vehicles	5 years	5%
Leasehold improvements	shorter of lease term or 3 years	—

Repair and maintenance costs are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized. Upon sale or disposition, gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations. The cost and related accumulated depreciation are removed from the financial statements.

(k)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

(l)	Impairment of goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. But the Group selects proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit.

No goodwill impairment losses were recognized for the year ended December 31, 2014.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(m)	Intangible assets

I)	Content copyrights

Licensed copyrights of movies, TV series and variety shows (collectively “Content Copyrights”) are capitalized when 1) the cost of the content is known 2) the content has been accepted by the Group in accordance with the conditions of the license agreement and 3) the content is available for its first showing on the Group’s website. Content Copyrights are carried at cost less accumulated amortization and impairment loss, if any.

The Group has two types of Content Copyrights, 1) non- exclusive Content Copyrights and 2) exclusive Content Copyrights. With non-exclusive Content Copyrights, the Group has the right to broadcast the contents on its own websites. While, with exclusive Content Copyrights, besides the broadcasting right, the Group also has the right to sub-license these exclusive Content Copyrights to third parties.

For non-exclusive Content Copyrights, which only generates primarily indirect cash flows, the amortization method is based on the analysis of historical viewership consumption patterns. The Group determines consumption patterns by tracking the number of viewers watching the content throughout its life cycle. This information is then aggregated to come up with a viewership trend that can support an appropriate method to amortize non-exclusive Content Copyrights. The Group generally categorizes its contents in the Xunlei Kankan website into three broad categories, namely movies; TV series; and variety shows and others, which include reality shows, talent shows, talk shows and entertainment news. Prior to April 1, 2011, the Group concluded there was insufficient historical viewership data to support a demonstrative pattern in viewership of the Group’s non-exclusive Content Copyrights. Therefore, the Group has determined that a straight line method of amortization over the estimated useful lives of the related non-exclusive Content Copyright provides the right level of expenses attribution. Effective April 1, 2011, based on an accumulation of data gathered on historical viewing patterns of the non-exclusive Content Copyrights, the Group revised the method to amortize new release of non-exclusive Content Copyrights over the shorter of estimated useful lives or their respective licensing periods using an accelerated method based on consumption patterns. Estimates of the consumption patterns for these non-exclusive Content Copyrights are reviewed periodically and revised, if necessary.

Exclusive Content Copyrights generate both direct and indirect cash flows. For the portion of exclusive Content Copyrights that generate indirect cash flows, the Group uses the amortization method based on the analysis of historical viewership consumption patterns, which is the same with that of non-exclusive Content Copyright as discussed above.

For the portion of exclusive Content Copyrights that generates direct cash flows, the Group amortizes the purchase costs using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of sub-licensing revenue and barter transaction gain (details described in Note 2(r)) generated for the current period to the total ultimate direct revenue estimated to be generated by the exclusive Content Copyrights for their whole license period or estimated useful lives. The Group revisits the forecast at each quarter or year end and makes adjustment, when appropriate.

II)	Other intangible assets

Other intangible assets, which include computer software, internal use software development costs, online game licenses, domain names, land use right, trademarks, technology (including right-to-use) and non-compete agreement, are carried at cost less accumulated amortization and impairment loss, if any. Exclusive game licenses are amortized using the straight-line method over their licensing period of three years. Computer software, internal use software and domain name are amortized using the straight-line method over their estimated useful life of five years. Land use right is amortized using the straight-line method over their estimated useful life of thirty years.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(n)	Impairment of long-lived assets

The Group evaluates the program usefulness of non-exclusive Content Copyrights and exclusive Content Copyrights pursuant to the guidance in ASC 920-350 Intangible—Goodwill and Other: Recognition, which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value.

For non-exclusive Content Copyrights which only generate indirect cash flows, the Group evaluates the net realizable value of the content library by its three content categories (i.e. movies, TV series, variety shows and others). If management’s expectations of programming usefulness, which represents the expected revenues and related net cash flows derived from the contents, are revised downward, they assess whether it is necessary to write down the unamortized costs to estimated net realizable value. The Group evaluates programming usefulness by category on an annual basis by comparing the unamortized cost to the estimated net realizable value. On a quarterly basis, the Group also monitors whether there are indicators of changes in their expected usage of program materials.

The Group estimates net realizable value using expected net cash flows of the content based on expected future levels of advertising revenues. Such estimates consider historical amounts and anticipated levels of demand. Expected future revenues are reduced by estimated direct costs to provide access to the website and generate the related revenue, including bandwidth costs and server costs. For purposes of estimating revenues for each category of content, the Group considers both expected future advertising revenues sold based on number of impressions delivered as well as advertising sold based on the period of time that it is displayed.

For exclusive Content Copyrights that generate both direct and indirect cash flows, the Group evaluates the net realizable value of the Group’s licensed copyright on a content by content basis. Impairment is assessed on an annual basis by comparing the unamortized cost to the Group’s estimated net realizable value. The Group estimates the net realizable value using expected net cash flows based on expected future levels of advertising and content sub-licensing revenues. For expected future levels of advertising revenue, the Group uses the same estimation methodology used for the impairment assessment of non-exclusive Content Copyrights.

For both exclusive and non-exclusive Content Copyrights, there were no impairments for the years ended December 31, 2012, 2013 and 2014 because a significant portion of the contents was related to movies and TV series, of which approximately 70% to 90% of the purchase costs of the Content Copyrights had already been amortized during the first year of the licensed period. As such, the unamortized carrying amounts were lower than the respective net realizable values when the impairment assessment was performed.

For other long-lived assets, the Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If the Group identifies an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The impairment of online game license were USD nil, USD 808 thousand and USD 808 as of December 31, 2012, 2013 and 2014, respectively.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(o)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. In regards to legal cost, the Group recorded such costs as incurred.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in such proceedings, the Group, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Group’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

(p)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating lease are charged to the statements of comprehensive income on a straight-line basis over the period of the lease.

(q)	Revenue recognition

The Group generates revenues from various streams. The Group operates a prepaid virtual items system, under which, prepaid virtual items at fixed face value are sold to third parties. Virtual items purchased can be used to subscribe for membership or purchase of virtual items in online games, as discussed below. Virtual items sold but not yet consumed by the users are recorded as “Receipts in advance from customers” and upon consumption, they are recognized as membership subscription and online game revenue according to the respective prescribed revenue recognition policies addressed below.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

I)	Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high speed online acceleration services, online streaming and other access privileges. The membership fee is time-based and is collected up-front from subscribers except in the cases when they elect to pay via their mobile operators. The membership fee is collected when the subscribers pay for the monthly phone bills. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of subscription fee is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated the principal versus agent criteria and determined that the Group is the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, the Group assesses whether it maintains the principal relationship with the VIP members, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, fixed phone line and mobile payment channels (“Payment Handling Fees”) are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

II)	Advertising revenues

Advertising revenues are derived principally from arrangements where the customers pay to place their advertisements on the Group’s platform in different formats over a particular period of time. Such formats generally includes but not limited to videos, banners, links, logos and buttons. Advertisements on the Group’s platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. The Group enters into advertising contracts with third party advertising agencies that represents advertisers, as well as directly with advertisers. A typical contract term would range from a few days to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months.

Where the Group’s customers purchase multiple advertising spaces with different display periods in the same contract, the Group allocates the total consideration to the various advertising elements based on their relative fair values and recognizes revenue for the different elements over their respective display periods. The Group determines the fair values of different advertising elements based on the prices charged when these elements were sold on a standalone basis. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenue is recognized on a straight line basis over the contract period.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

II)	Advertising revenues (Continued)

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display based on the following criteria:

•	There is persuasive evidence that an arrangement exists—the Group will enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing

•	Price is fixed and determinable—prices charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates

•	Services are rendered—the Group recognizes revenue ratably over the contract period of display

•	Collectability is reasonably assured—the Group assesses credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all the other revenue criteria are met.

The Group provides sales incentives in the forms of discounts and rebates to third party advertising agencies based on purchase volume. As the advertising agencies are viewed as the customers in these transactions, revenue is recognized based on the price charged to the agencies, net of sales incentives provided to the agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

Transactions with advertisers

The Group also enters into advertisement contracts directly with advertisers. Under these contracts, similar to transactions with third party advertising agencies, the Group recognizes revenue ratably over the contract period of display. The terms and conditions, including price, are fixed according to the contract between the Group and the advertisers. The Group also performs credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers, net of discounts.

The Group has estimated and recorded sales rebates provided to the agencies and advertisers of USD 7,414 thousand , USD 7,207 thousand and USD 5,005 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

III)	Other internet value-added services

i)	Online game revenues

Users play games through the Group’s platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online game.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

III)	Other internet value-added services (Continued)

i)	Online game revenues (Continued)

Pursuant to contracts signed between the Group and game developers, revenue from the sale of virtual items are shared based on a pre-agreed ratio for each game. The Group enters into both non-exclusive and exclusive licensing contracts with game developers.

Non-exclusive game licensed contracts

The games under non-exclusive licensed contracts are maintained, hosted and updated by the game developers. The Group mainly provides access to the platform and limited after-sale services to the game players. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors; the primary factors are whether the Group acts as the principal in offering services to the game players or as agent in the transaction, and the specific requirements of each contract. The Group determined that for non-exclusive game licensed arrangements, the third party game developers are the principal given that the game developers design and develop the game services offered, have reasonable latitude to establish prices of game virtual items, and are responsible for maintaining and upgrading the game content and virtual items. Accordingly, the Group records online game revenue, net of the portion remitted to the game developers.

Given that online games are managed and administered by the game developers for non-exclusive licensed games, the Group does not have access to the data on the consumption details and the types of virtual items purchased by the game players. The Group has adopted a policy to recognize revenues relating to both consumable and perpetual items over the shorter of 1) estimated lives of the games and 2) the estimated lives of the user relationship with the Group, which were approximately two to six months for the periods presented.

Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns.

Exclusive licensing game contracts

For exclusive licensing contracts with game developers, the games are maintained and hosted by the Group. Accordingly, the Group is determined to be the principal, the Group records online game revenue on a gross basis, with the amount remitted to the game developers reported as cost of revenue. Payment Handling Fees are recognized as cost of revenues when the related revenues are recognized.

For exclusive licensed games which are maintained on the Group’s server, the Group has access to the data on the consumption details and types of virtual items purchased by the game players. The Group does not maintain information on consumption details of virtual items, and only have limited information related to the frequency of log-ons. Given that a substantial portion of the virtual items purchased by the game players in exclusive licensed games are perpetual items, management determined that it would be most appropriate to recognize revenue over the shorter of 1) estimated lives of the games and 2) the estimated lives of the user relationship with the Group, which were approximately one to three months for the periods presented. Revenues related to consumable items are recognized immediately upon consumption.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

III)	Other internet value-added services (Continued)

i)	Online game revenues (Continued)

Exclusive licensing game contracts (Continued)

Game players can purchase prepaid virtual items which can be used to purchase virtual items via online channels. The Group incurs service fees levied by those payment channels, and such payment expenses are recorded as the cost of revenues when the related revenues are recognized.

For both non-exclusive and exclusive licensed games, the Group estimates the life of virtual items to be the shorter of the estimated lives of the games and the estimated lives of the user relationship. The estimated user relationship period is based on data collected from those users who have purchased virtual items. To estimate the life of the user relationship, the Group maintains a software system that captures the following information for each user: the date of first log-in, the date of first purchase for a virtual item, the date of last purchase for a virtual item and the date the user ceases to play the game. The Group estimates the life of the user relationship to be the average period from the first purchase of a virtual item to the date the user ceases to play the game. The estimate of the life of the user relationship is based only on the data of those users who have purchased virtual items and is made on a game-by-game basis.

To estimate the life of the games, the Group considers both games that they operate as well as games in the market that are of a similar nature. The Group categorizes these games by their nature, such as simulation games, role playing games and others, which appeal to players belonging to different demographics. The Group estimates that the life of each group of the games to be the average period from the date of launch for such games to the date the games are expected to be removed from the website or terminated altogether. When the Group launches a new game, they estimate the life of the game and user relationship based on lives of other similar games in the market until the new game establishes its own history. The Group also considers the game’s profile, attributes, target audience, and its appeal to players of different demographic groups in estimating the user relationship period.

The consideration of user relationship with each online game is based on the Group’s best estimate that takes into account all known and relevant information at the time of assessment. Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns. Any changes in the estimates of lives of virtual items may result in the Group’s revenues being recognized on a basis different from prior periods and may cause the Group’s operating result to fluctuate. The Group periodically assesses the estimated lives of the virtual items and any changes from prior estimates are accounted for prospectively. Any adjustments arising from changes in user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

III)	Other internet value-added services (Continued)

ii)	Content sub-licensing revenue

With the exclusive Content Copyrights, the Group has the right to sub-license the broadcasting rights to third parties. The Group generates revenue from sub-licensing these broadcasting rights on a recurring basis to third party customers for cash, mainly video streaming internet platforms, for cash payments at a fixed rate for a fixed period of time that falls within the original exclusive license period. Revenue is recognized in full at the later of the delivery of the master copy of the content with acceptance acknowledged by the customers and the commencement of the license period, as the Group is not obliged to provide any other services. The Group performs credit assessment of its customers prior to entering into contracts to ensure that collection of the arrangement fee is reasonably assured. There is no ongoing obligation of the Group after delivery of the master copy of the content. The Group recognized content sub-licensing revenue of USD 15,234 thousand, USD 7,369 thousand and USD 9,218 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

iii)	Pay per view subscription revenue

The Group operates a pay per view subscription program in which subscribers pay a monthly fee to watch and have access to a collection of movie contents. The subscription fee is time-based and is collected up-front from subscribers except in the cases where they elect to pay via their mobile operators. The subscription fee is collected when the subscribers pay for their monthly phone fees. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered.

Viewers can also pay to watch individual movies for an unlimited number of times. Revenue is recognized when the movie is broadcasted to the viewer.

iv)	Revenues from traffic referral programs

The Group enters into contracts with certain third party portals/websites to earn revenue by referencing online traffic to these third party portals/websites. On a monthly basis, the Group receives data on the user traffic and the related monthly revenue from these third party portals/ websites. Under these programs, the Group recognizes its share of revenues based on contractual rates applied to user traffic referred to the advertisements of the third parties.

(r)	Barter transactions

The Group also enters into agreements with third parties (mainly video streaming internet platform) to exchange content. The exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and or sub-license the rights to the content it surrendered in the exchange. These transactions are non-monetary transactions similar to barter transactions, and the Group follows ASC 845, Non-Monetary Transactions and ASC 360-10, Property, Plant, and Equipment.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Barter transactions (Continued)

Such barter transactions should be recorded at fair value of the surrendered assets in the transaction unless such fair value are not determinable within reasonable limits. The Group estimated the fair value of the content by gathering “price reference” of cash sub-licensing transactions of each exclusive content right and categorizing it into two buckets (1) cash transaction prices with established counterparties and (2) cash transaction prices with less established counterparties. With this information, the Group calculates an “average cash transaction price” for each category to be used as a reference for the non-monetary transaction. The attributable cost of the related exclusive Content Copyright surrendered is released and recorded as the cost of the barter transaction using the individual-film-forecast computation method. This method calculates such cost based on the ratio of the estimated fair value of the exchanged content over the aggregated estimated fair value to be generated by the exclusive Content Copyrights for their whole license period or estimate useful lives. The Group revisits the forecast at each quarter or year end and make adjustment, when appropriate.

The Group generated net gains amounted to USD1,556 thousand (2012:USD4,666 thousand, 2013: USD1,020 thousand) from barter transactions, which is the net amount of proceeds of USD4,428 thousand (2012:USD7,472 thousand, 2013: USD2,059 thousand), after deducting related allocation of cost of USD2,606 thousand (2012:USD2,380 thousand, 2013: USD915 thousand) and business tax and surcharge of USD266 thousand (2012:USD426 thousand, 2013: USD124 thousand).

(s)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, commission and benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses amounted to approximately USD 7,951 thousand, USD 12,247 thousand and USD 13,957 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

(t)	General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, professional service fees, legal expenses and other administrative expenses.

(u)	Research and development costs

The Group incurred research and development costs to develop its downloading software. Costs incurred during the research phase are expensed as incurred. Costs incurred for the development of the downloading software prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred. The development costs qualified for capitalization have been immaterial for the periods presented.

The Group also incurred development costs in connection with an internal-use ERP software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. During each of the three years ended December 31, 2014, nil software development costs were capitalized as intangible assets, respectively.

In addition, the Group incurred other research and development costs in relation to software used to support its operations. Any development costs qualified for capitalization have been immaterial for the periods presented.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(v)	Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. On January 1, 2007, the Group adopted the guidance regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group’s consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the new guidance. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. Nevertheless, no significant interest and penalties were recorded in the years ended December 31, 2012, 2013 and 2014.

Transition from PRC Business Tax to PRC Value Added Tax

Effective September 1, 2012, the Chinese government has begun a pilot program (the “Pilot Program”) for transition from imposing business tax to imposing of value added tax (“VAT”) for revenues generated in certain industries. The Pilot Program has been expanded from Shanghai to eight other cities and provinces in China, including Beijing and Shenzhen. The Group’s advertising and content sub-licensing revenues are subject to the Pilot Program since November 1, 2012, and its subscription revenue, online game revenue and pay per view subscription revenue are subject to the Pilot Program since June 1, 2014. Business Tax has been imposed primarily on revenues from the provision of taxable services, assignments of intangible assets and transfers of real estate. Prior to the implementation of the pilot program, the Group’s Business Tax rate, which varies depending upon the nature of the revenues being taxed, generally ranged from 3% to 5%.

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Before the implementation of the Pilot Program, the Group was mainly subject to a small amount of VAT mainly for revenues of the sale of software. VAT has been imposed on those revenues at a rate of 17%. With the implementation of the Pilot Program, in addition to the revenues currently subject to VAT, the Group’s advertising and content sub-licensing revenues, subscription revenue, online game revenue and pay per view subscription revenue are in the scope of the Pilot Program and are now subject to VAT at a rate of 6%.

(w)	Retirement benefits

Full-time employees of the Company’s subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which are expensed as incurred, were USD1,930 thousand, USD3,243 thousand and USD 3,818 for the years ended December 31, 2012, 2013 and 2014, respectively.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(x)	Share-based compensation

The Group measures share-based compensation at the grant date based on the fair value of the award determined using the Black-Scholes option pricing model. As the Group has granted share options and restricted shares with service-only condition, the Group elected to recognize compensation costs net of estimated forfeitures on a straight line basis over the requisite service period, which is generally the same as the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

(y)	Government subsidies

The Group receives subsidies from the local PRC government for general use or purchase of equipment. General-use subsidies which are not subject to any conditions or specific use requirements are recorded as subsidy income in the consolidated statements of operations. Subsidies for purchase of equipment are recorded as deferred government grant when received, and are recorded as other income over the expected useful life of the assets after the related equipment has been purchased.

(z)	Segment reporting

The Group’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”), who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expense by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Management has determined that the Group operates and manages its business as a single segment which is the operation of its online media platform. All revenues of the Group are derived from mainland China.

An analysis of the different types of revenues for the years ended December 31, 2012, 2013 and 2014 are summarized as follows:

	Years ended December 31,
(In thousands)	2012	2013	2014
Subscription revenue	51,055	86,733	98,189
Advertising revenue	61,795	48,028	38,378
Other internet value-added services (note a)	35,350	45,483	46,320

Total	148,200	180,244	182,887

note a:	Other internet value-added services mainly comprise online game revenue, content sub-licensing revenue, pay per view subscription revenue, revenue from traffic referral programs, technical services regarding online acceleration, online sales revenue, online game subscription revenue and sales of software licenses.

(aa)	Net income / (loss) per share

Basic income / (loss) per share is computed by dividing net income / (loss) attributable to holders of common shares by the weighted-average number of common shares outstanding during the year using the two class method. Using the two class method, net income / (loss) is allocated between common shares and other participating securities based on their participating rights.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(aa)	Net income / (loss) per share (Continued)

Diluted income / (loss) per share is calculated by dividing net income / (loss) attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted-average number of common and dilutive common equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted income / (loss) per share if their effects would be anti-dilutive. Common share equivalents consist of the common shares issuable in connection with the Group’s convertible non-redeemable and redeemable preferred shares using the if-converted method, and common shares issuable upon the conversion of the stock options, using the treasury stock method.

(bb)	Comprehensive income

Comprehensive income is defined as the change in equity of a Group during the period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of cumulative translation adjustment.

(cc)	Profit appropriation and statutory reserves

The Group’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2013 and 2014 for the Group’s reporting purpose in China as determined under generally accepted accounting principles in China:

(In thousands)	December 31, 2013	December 31, 2014
Registered capital	44,532	54,467
Additional paid-in capital	161	161
Statutory reserves	4,478	5,132

Total	49,171	59,760

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(cc)	Profit appropriation and statutory reserves (Continued)

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances (See also Note 26).

(dd)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2012, 2013 and 2014, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ee)	Recent accounting pronouncements

In March 2013, the FASB issued guidance on “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a non-profit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The adoption of this Accounting Standard Update (ASU) did not have a material impact on the Company’s consolidated financial statements.

In March 2013, the FASB also issued guidance on “Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In April 2014, the FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Company does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ee)	Recent accounting pronouncements (Continued)

On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In August 2014, the FASB issued Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

On February 18, 2015, the FASB issued Accounting Standards Update 2015-02, Consolidation (Topic 810) –Amendments to the Consolidation Analysis. The new guidance applies to entities in all industries and provides a new scope exception to registered money market funds and similar unregistered money market funds. It provide new guidance to companies in determining whether an entity is a variable interest entity (VIE), assessing fees paid to a decision maker or a service provider, and consideration of related parties in the economics test. The standard is effective for public business entities for annual periods beginning after December 15, 2015. The company is in the process of assessing the impact of this new guidance.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.	Business combination

In September 2014, the Group acquired assets relating to a personal cloud storage business from Kingsoft Corporation Limited, for cash consideration of USD 33 million plus the portion of the fair value of replacement share-based awards allocated to consideration for the acquisition of USD 0.3 million. As a result of the acquisition, the Group obtained the key intellectual property to develop and expand the personal cloud storage business. The assets acquired constitute a business and the acquisition was recorded as a business combination. The allocation of the purchase price at the date of acquisition is as follows:

(In thousands)
Property and equipment	255
Intangible assets
—Trademarks	6,120
—Technology (including right-to-use)	2,381
—Non-compete agreement	1,490
Goodwill	23,057

33,303

The business combination was completed on 5 September 2014 and the company has finalised the purchase price allocation. The excess of purchase price over tangible assets and identifiable intangible assets acquired was recorded as goodwill. There was no liability assumed arising from the acquisition. In connection with this acquisition, the Group is obligated to issue share options to replace the unvested awards owned by the employees who are transferred to the Group, the portion of the fair-value-based measure of the replacement award attribute to pre-combination service of USD 303 thousand was allocated to the consideration, while the portion attribute to post-combination service of USD44 thousand was recorded to as share based compensation expense over the remaining vesting period. The acquired goodwill is not deductible for tax purposes. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2014.

Pro forma revenue data was not disclosed because the impact was immaterial. Pro forma earnings data was not disclosed because the personal cloud storage business was previously operated by the seller as an integral part of its cloud storage business, and it was impracticable to determine the expenses attributable to the personal cloud storage business.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2013 and 2014 primarily consist of the following currencies:

	December 31, 2013		December 31, 2014
(In thousands)	Amount	USD equivalent	Amount	USD equivalent
RMB	499,034	81,851	674,001	110,149
USD	11,959	11,959	294,036	294,036
HKD	749	96	697	90

Total		93,906		404,275

Time deposits with original maturities of three months or less as of December 31, 2013 and 2014 primarily consist of the following currencies:

	December 31, 2013		December 31, 2014
(In thousands)	Amount	USD equivalent	Amount	USD equivalent
RMB	157,860	25,892	156,749	25,617
USD	5,000	5,000	5,500	5,500

Total		30,892		31,117

5.	Short-term investments

(In thousands)	December 31, 2013	December 31, 2014
Time deposits	9,695	—
Investments in financial instruments (note)	31,298	29,427

Total	40,993	29,427

Note:	the investments were issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

Time deposits and investments in financial instruments are stated on the balance sheet at the principal amount plus accrued interest. Interest income is recorded in “other income” in the statement of comprehensive income.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

6.	Accounts receivable, net

(In thousands)	December 31, 2013	December 31, 2014
Accounts receivable	47,386	38,273
Less: Allowance for doubtful accounts	(12,111)	(9,352)

Accounts receivable, net	35,275	28,921

The accounts receivable that was fully reserved as of December 31, 2013 and 2014 was USD 10.9 million and USD 8.9 million, respectively.

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2012	December 31, 2013	December 31, 2014
Balance at beginning of the year	4,150	7,875	12,111
Additions	3,840	4,308	2,633
Reversals	(140)	(373)	(1,176)
Write-off	—	—	(4,161)
Exchange difference	25	301	(55)

Balance at end of the year	7,875	12,111	9,352

The top 10 customers accounted for about 40% and 37% of accounts receivable as of December 31, 2013 and 2014, respectively.

7.	Prepayments and other assets

(In thousands)	December 31, 2013	December 31, 2014
Current portion:
Advance to suppliers	717	520
Interest-free loans to employees (note a)	3,578	3,998
Low-interest loans to employees, current portion (note c)	—	64
Advance to employees for business purposes	316	585
Content copyrights prepaid assets (note b)	830	297
Interest receivable	118	5,380
Rental and other deposits	596	774
Prepayment for share repurchase plan (note d)	—	1,000
Prepaid game sharing costs	—	458
Prepaid professional fees	—	900
Prepaid management insurance	—	179
Others	164	405

Total of prepayments and other current assets	6,319	14,560

Non-current portion:
Prepayments for content copyrights	3,149	1,988
Prepayments for online game licenses	2,358	5,346
Deferred initial public offering costs	374	—
Low-interest loans to employees, non-current portion (note c)	196	506

Total of long-term prepayments and other assets	6,077	7,840

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

7.	Prepayments and other assets (Continued)

Note a:	The Group had entered into loan contracts with certain employees as at December 31, 2013 and 2014, under which the Group provided interest-free loans to these employees. The loan amounts vary amongst different employees and are repayable on demand.
Note b:	Content copyrights prepaid assets represent content copyright that the Group has yet to receive from the counterparty under a barter transaction but the counterparty has already received the content copyrights from the Group.
Note c:	The Group had entered into loan contracts with certain employees as at December 31, 2013 and 2014, under which the Group provided low-interest loans to these employees. The loan amounts vary amongst different employees and are repayable in equal instalments on a monthly basis over the term of 10 years.
Note d:	In December 2014, the Company announced a share repurchase program to purchase up to USD 20 million shares and prepaid USD 1 million to a security broker for this program.

8.	Property and equipment

Property and equipment consist of the following:

(In thousands)	December 31, 2013	December 31, 2014
Servers and network equipment	32,108	35,256
Computer equipment	2,097	2,123
Furniture, fixtures and office equipment	889	903
Motor vehicles	340	339
Leasehold improvements	2,177	2,169

Total original costs	37,611	40,790
Less: Accumulated depreciation	(17,403)	(23,271)

	20,208	17,519

Depreciation expense recognized for the years ended December 31, 2012, 2013 and 2014 are summarized as follows:

	Years ended December 31
(In thousands)	2012	2013	2014
Cost of revenues	3,271	4,317	5,652
General and administrative expenses	594	690	715
Sales and marketing expenses	129	105	133

Total	3,994	5,112	6,500

No impairment loss had been recognized for the years ended December 31, 2012, 2013 and 2014.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net

The following table presents the movement in intangible assets:

	December 31, 2013				December 31, 2014
(In thousands)	Cost	Amortization	Impairment	Net book value	Cost	Amortization	Impairment	Net book value
Content copyrights	110,346	(89,396)	—	20,950	137,470	(116,511)	—	20,959
—Exclusive	84,313	(67,487)	—	16,826	106,942	(93,172)	—	13,770
—Non-exclusive (note a)	26,033	(21,909)	—	4,124	30,528	(23,339)	—	7,189
Land use rights	5,298	(78)	—	5,220	5,279	(253)	—	5,026
Trademarks	—	—	—	—	6,168	(167)	—	6,001
Non-compete agreement	—	—	—	—	1,502	(252)	—	1,250
Technology (including right-to-use)	—	—	—	—	2,399	(100)	—	2,299
Acquired computer software	1,284	(1,061)	—	223	1,468	(1,141)	—	327
Internal use software development costs	718	(395)	—	323	716	(537)	—	179
Online game licenses (note b)	5,321	(3,343)	(808)	1,170	5,304	(4,478)	(808)	18
Domain name	200	(110)	—	90	200	(149)	—	51

	123,167	(94,383)	(808)	27,976	160,506	(123,588)	(808)	36,110

Less: Content copyrights, current portion				(16,018)				(16,013)

				11,958				20,097

Note a:	Included in non-exclusive content copyrights are net book values of USD 1,987 thousand and USD 1,401 thousand of rights that were acquired from barter transactions as of December 31, 2013 and 2014, respectively. These assets were initially recorded at their respective fair values determined at the time of exchange.
Note b:	In 2013, indicator of possible impairment triggered the Group to perform an impairment test for one online game license. The impairment test was triggered by the significant decline in the revenue generated by the one online game. For the quarter ended December 31, 2013, this online game only generated revenue amounted to USD 27 thousand as compared to USD 303 thousand for the quarter ended September 30, 2013, which was significantly lower than the Group’s expectation. The impairment test was performed using a discounted cash flow analysis that requires certain assumptions and estimates regarding economics and future profitability. As of December 31, 2014, full provision for impairment has been provided for this online game license.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net (Continued)

Amortization expense recognized for the years ended December 31, 2012, 2013 and 2014 are summarized as follows:

	Years ended December 31
(In thousands)	2012	2013	2014
Cost of revenues	47,810	36,980	35,181
Cost of barter transactions (note 2(r))	2,380	916	2,606
General and administrative expenses	388	418	412
Research and development expenses	—	—	542

Total	50,578	38,314	38,741

The estimated aggregate amortization expense for each of the next five years as of December 31, 2014 is:

(In thousands)	Content Copyrights	Others
2015	15,780	2,052
2016	4,421	1,897
2017	758	1,815
2018	—	1,614
2019 and thereafter	—	7,773

The weighted average amortization periods of intangible assets as at December 31, 2013 and 2014 are as below:

(In year)	December 31, 2013	December 31, 2014
Copyrights related to content	2.83	2.78
Land use right	30	30
Trademarks	—	7
Non-compete agreement	—	4
Technology (including right-to-use)	—	8
Acquired computer software	5	5
Internal use software development costs	5	5
Online game licenses	3	3
Domain name	5	5

Total	4.04	3.97

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

10.	Long-term investments

(In thousands)	December 31, 2013	December 31, 2014
Equity method investments:
Balance at beginning of the year	1,488	2,785
Additions	1,214	—
Share of income / (loss) from equity investees	25	(259)
Dilution gains arising from deemed disposal of investments (ii) (iii)	—	449
Exchange differences	58	(10)

Balance at end of the year	2,785	2,965

Cost method investments:
Balance at beginning of the year	—	164
Additions (i)	162	2,359
Exchange difference	2	10

Balance at end of the year	164	2,533

Total long-term investments	2,949	5,498

Details of the Group’s ownership are as follows:

Investee	Percentage of ownership of shares as of December 31,
	2013	2014
Equity method investments:
Zhuhai Qianyou Technology, Co., Ltd. (“Zhuhai Qianyou”),	19%	19%
Guangzhou Yuechuan Network Technology, Co., Ltd. (“Guangzhou Yuechuan”) (ii)	23.44%	19.13%
Chengdu Diting Technology, Co., Ltd. (“Chengdu Diting”) (iii)	19.9%	16.58%
Cost method investments:
Shenzhen Kushiduo Network Science and Technology Co., Ltd. (“Shenzhen Kushiduo”)	10%	10%
Shanghai Guozhi Electronic Technology Co., Ltd. (“Shanghai Guozhi”) (i)	—	21%
Guangzhou Wucai Information Technology Co., Ltd. (“Guangzhou Wucai”) (i)	—	10%
Guangzhou Hongsi Network Technology Co., Ltd. (“Guangzhou Hongsi”) (i)	—	19.9%
Tianjin Kunzhiyi Network Technology Co., Ltd. (“Tianjin Kunzhiyi”) (i)	—	19.99%

(i)	In 2014, the Group made equity investments in four unrelated privately-held companies. The shares held by the Group are not in-substance common stock and therefore the Group accounted for these investments according to ASC 320 as equity activities using the cost method.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

10.	Long-term investments (Continued)

(ii)	In April of 2014, Guangzhou Yuechuan, an equity method investee held by the Group, issued new shares to a number of third parties for a total consideration of RMB 18 million (USD 2,928 thousand). As a result of the transaction, the Group’s ownership interest in Guangzhou Yuechuan was diluted from 23.44% to 19.13%. The Group recorded a dilution gain of RMB 1.8 million (USD 298 thousand) arising from the sale of shares by the investee to third parties at a price in excess of the per share carrying value of the shares owned by the Group in 2014. The Group continued to classify Guangzhou Yuechuan as an equity method investment because it retained significant influence through its one out of four seats on the board of directors.

In May of 2014, Chengdu Diting, an equity method investee held by the Group, issued new shares to a third party for a total consideration of RMB 10 million (USD 1,627 thousand). As a result of the transaction, the Group’s ownership interest in Chengdu Diting decreased from 19.9% to 16.58%. The Group recorded a dilution gain of RMB 0.9 million (USD 151 thousand) arising from the sale of shares by the investee to third parties at a price in excess of the per share carrying value of the shares owned by the Group in 2014.

(iii)	As of December 31, 2013, the investment in Chengdu Diting was accounted for under the cost method due to the fact that the Group did not have significant influence in this company. In May of 2014, the Group obtained the right to appoint a director to Chengdu Diting and thus had one out of five seats on the board of directors of this investee. Given the existence of significant influence; the Group started to apply equity method in May 2014. The investment, results of operations (current and prior periods presented), and retained earnings of the Group have been adjusted retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods in which the investment was held.

11.	Deferred revenue and income

(In thousands)	December 31, 2013	December 31, 2014
Deferred revenue
Membership subscription revenues	30,051	27,543
Online game revenues	1,650	1,111
Pay per view subscription revenues	261	550
Deferred income
Government grants	6,580	5,331
Reimbursement from the depository (i)	—	1,053

Total	38,542	35,588

Less: non-current portion (ii)	(9,190)	(7,294)

Deferred revenue and income, current portion	29,352	28,294

(i)	In December of 2014, the Company received from its depositary a reimbursement of USD 1.2 million, net of withholding tax of USD0.3 million. This reimbursement was recognized as deferred income and amortized over the depositary service period of 5 years.
(ii)	As of December 31, 2014, the non-current portion included Membership subscription revenues of USD 1,121 thousand (2013: USD 2,610 thousand), Government grants of USD 5,331 thousand (2013: USD 6,580 thousand), and Reimbursement from the depository of USD 842 thousand (2013: nil).

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

12.	Accrued liabilities and other payables

(In thousands)	December 31, 2013	December 31, 2014
Payroll and welfare	8,784	12,260
Agency commissions and rebates—online advertising	9,745	8,017
Payables for advertisement on exclusive online games	2,797	2,515
Receipts in advance from customers	2,211	1,133
Tax levies	1,198	556
Payables for purchase of equipment	4,157	240
Legal and litigation related expenses (Note 25)	288	451
Professional fees	574	2,460
Staff reimbursements	1,228	440
Content copyrights deposits (note a)	1,555	622
Rental expense	70	382
Payables for proceeds from selling exercised stock options	—	872
Advance for exercise of stock options	—	356
Others	800	1,111

Total	33,407	31,415

Note a:	Content copyrights deposits are recognized under a barter transaction when the Group has yet to provide the content copyrights to the counterparty while the Group has received the content copyrights from the counterparty.

13.	Cost of revenues

(In thousands)	Years ended December 31,
	2012	2013	2014
Bandwidth costs	22,211	35,454	40,373
Content costs, including amortization	46,671	35,964	34,671
Payment handling fees	8,505	12,401	11,961
Depreciation of servers and other equipment	3,271	4,317	5,652
Games revenue sharing costs and others	3,354	5,124	5,802

Total	84,012	93,260	98,459

14.	Redeemable convertible preferred shares

Series D convertible redeemable preferred shares

On January 31, 2012, the Company entered into an agreement to issue Series D preferred shares and warrants to a third-party investor for a total consideration of USD37,500 thousand. Pursuant to the agreement, the company issued 10,580,397 series D preferred shares at USD 3.544 per share; and warrants to purchase 2,218,935 Series D preferred shares at USD 3.38 per share at the option of the holders. In addition, the third-party investor also purchased a total of 5,036,367 existing shares directly from other then existing shareholders and they were entitled to the same rights as attached to the respective classes of existing shares.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series D convertible redeemable preferred shares (Continued)

The key terms of the Series D preferred shares were as follows:

Dividend rights

The holders of the Series D preferred shares were entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis.

Liquidation preferences

Amount shall be paid to Series D holders before any distribution or payment shall be made to the holders of Series A, Series A-1, Series B and C Preferred Shares. If asset for distribution is insufficient to pay off Series D holders, the assets shall be distributed among the holders of Series D in proportion to the full amounts to which they would otherwise be respectively entitled thereon on an as-converted basis.

Upon issuance of Series E preferred shares, the liquidation preference of Series D preferred shares was amended. Before any distribution or payment shall be made to the Series A, A-1, B and C shareholders (for the purpose of this clause, such holders did not include Skyline Global Company Holdings Limited (“Skyline Holdings”, or “Series D Investor”), the Series D holder, who also held any Series A, A-1, B and any other Junior Securities) an amount shall be paid with respect to each share held by Skyline Holdings equal to original issue price.

Voting rights

The holders of the Series D preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series D preferred shares are convertible.

Conversion rights

Each share of the Series D preferred shares was convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. The conversion was subject to adjustments for certain events, including but not limited to additional equity securities issuance, reorganization, mergers, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of common shares. The conversion price was also subject to adjustment in the event the Company issues additional common shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each share of the Series D preferred shares would automatically be converted into common shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon written notice to convert given to the Company by the holders of a majority of Series D preferred shareholders.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series D convertible redeemable preferred shares (Continued)

Redemption Right

The Series D preferred shares were redeemable at any time after the 4th anniversary of the initial closing of February 6, 2012 to request the Company to purchase all Series D preferred shares and shares issuable upon the conversion or exercise of the Series D warrants if an initial public offering is not consummated. This redemption right expires after the 5th anniversary of the initial closing of the transaction. The redemption price shall be equal to the aggregate amount of price paid at USD3.544, plus all declared but unpaid dividends up to the date of redemption plus interest of 8% per annum compounded annually from the closing of the Series D preferred shares investment(“Initial Closing”) up to and including the date of redemption.

The Company had determined that the Series D preferred shares should be classified as mezzanine equity. The Series D warrant is initially measured at its fair value and the initial carrying value for Series D preference shares is allocated on a residual basis as it was liability classified. The initial carrying value for Series D preference shares was USD 32,481 thousand, and the related capitalized expense was USD2,012 thousand. There were no beneficial conversion features for the Series D preferred shares.

The carrying value of the preferred shares was accreted from its carrying value on the date of issuance to the redemption value using effective interest method from date of issuance to the earliest redemption date. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The Company had determined that conversion and redemption features embedded in the Series D convertible redeemable preferred shares were not required to be bifurcated and accounted for as a derivative.

Series D Warrants

The holder of Series D warrants had the right to exercise the warrants at the earlier of (i) 24 months from date of Initial Closing or (ii) automatically exercised immediately prior to the closing of the following transactions: (a) mergers or consolidation of the Company, b) initial public offering, c) transaction in which in excess of 50% of the Company’s equity is transferred to any person, d) sale, transfer, lease, assignment conveyance, exchange, mortgage, or other disposition of all or substantially all of the assets of the Company. The warrants were not entitled to dividend rights nor to vote until the warrants were exercised and shares became issuable. Series D warrants was classified as a liability and initially measured at their fair value at USD 3,007 thousand. As of December 31, 2013, the fair value of Series D warrants was USD 2,186 thousand. For the year ended on December 31, 2012 and 2013, the fair value (loss) / gain recorded were USD 710 thousand and USD 1,531 thousand, respectively.

Exchange of Series D warrants and the issuance of Series E warrants

The warrants to purchase 1,952,663 and 266,272 Series D preferred shares at USD3.38 per share expired on February 6, 2014 and March 1, 2014, respectively. On the date of the expiration, the warrant was measured at a fair value of USD2,414 thousand. It was agreed that upon issuance of the Series E preferred shares on March 5, 2014, the Company would issue to the Series D investor warrants to purchase 3,406,824 Series E preferred shares with an exercise price of USD2.82. These warrants are exercisable at the option of the holder, at any time, no later than the earlier of (1) the pricing date of the initial public offering of the Company or (2) March 1, 2015. As the warrants were exercised into mezzanine equity, the warrants are classified as a liability and were initially measured at a fair value of USD2,819 thousand.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series D convertible redeemable preferred shares (Continued)

Exchange of Series D warrants and the issuance of Series E warrants (Continued)

The exchange of the Series D warrants and the issuance of the Series E warrants were considered to be a related transaction and are accounted for as a single transaction because the holder was willing to allow the Series D warrants to expire in contemplation that they would be issued Series E warrants. A loss of USD405 thousand, which was the difference in value of the Series D warrants on the expiration date and the value of the Series E warrants on the issuance date was charged to the income statement in quarter one of 2014.

The fair value of the Series D warrants and the Series E warrants was estimated by the Company with the assistance of an independent valuation firm based on the Company’s estimates and assumptions. The valuation report provided the Group with guidelines in determining the fair value, but the determination was made by the Group. The Group applied the Black-Scholes Option Pricing Model to calculate the fair value of the Series D warrant on the valuation date.

The major assumptions used in calculating the fair value of the Series D warrants include:

	December 31, 2013	February 6, 2014
Spot price(1)	4.36	4.47
Risk-free interest rate(2)	0.05%	0%*
Volatility rate(3)	30.33%	0%*
Dividend yield(4)	—	—

*	Given that the maturity date of Series D warrant was February 6, 2014, the volatility rate and risk-free interest rate did not affect the valuation of the warrant on February 6, 2014.

The major assumptions used in calculating the fair value of the Series E warrants include:

March 5, 2014
Spot price(1)	3.31 - 4.65
Risk-free interest rate(2)	0.04% - 0.12%
Volatility rate(3)	38.39% - 38.81%
Dividend yield(4)	—

(1)	Spot price – based on the fair value of 100 percent equity interest of the Company which was allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios. For the valuation on March 5, 2014 and March 31, 2014, the probability of the occurrence of an IPO is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%
(2)	Risk-free interest rate – based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.
(3)	Volatility – based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.
(4)	The Company has no history or expectation of paying dividends on its common shares.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series D convertible redeemable preferred shares (Continued)

Exchange of Series D warrants and the issuance of Series E warrants (Continued)

Triggering of the anti-dilution clause

Upon issuance of Series E preferred shares in March and April 2014, the Company adjusted the Series D conversion price from USD3.5 to USD2.86 per share for 6,771,454 Series D preferred shares held by the Series D Investor. The Company concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the original Series D financing agreement. As a result of this anti-dilution, the Company would issue a total of 8,391,850 common shares on a fully-converted basis of the original 6,771,454 Series D preferred shares when the conversion right is exercised by the holder. The downward adjustment of the conversion price did not contain a contingent beneficial conversion feature.

For the remaining 3,808,943 Series D preferred shares held by the Series D Investor, the Series D investor agreed to waive the anti-dilution clause as the Series D Investor has planned to sell these shares to the Company upon the issuance of Series E preferred shares in March 2014. The waiver of this anti-dilution clause was accounted for as a modification of the terms of the Series D preferred shares. However, it was determined that the incremental value contributed by the Series D Investor was deemed to be a transfer of value between the preferred shareholders because 1) the change in value of the common shares before and after the modification was deemed to be negligible and 2) the modification of the Series D preferred shares were also made concurrent with the sale of the Series E preferred shares. The Company concluded that this was evidence to suggest that most of the value was transferred from the Series D preferred shareholder to the other existing preferred shareholders. Therefore, no accounting charge was recorded.

Upon the completion of the IPO on 24 June 2014, the Company adjusted the Series D conversion price from USD2.86 to USD2.27 per share relating to 6,771,454 Series D preferred shares held by the Series D Investor. The Company concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the latest shareholders agreement. As a result of this anti-dilution, the Company would issue a total of 10,581,726 common shares on a fully-converted basis of the original 6,771,454 Series D preferred shares when the conversion right is exercised by the holder. At the time of this anti-dilution, the Series D preferred shares anti-diluted contained a beneficial conversion feature of USD4,008 thousand as a deemed dividend to Series D Investor and charged against retained earnings, and in the absence of retained earnings, a charge to additional paid-in capital.

Modification of redemption rights

Upon issuance of the Series E preferred shares in March 2014, the Company amended the redemption rights of 6,771,454 Series D preferred shares. The Series D investor shall have the right to request the Company to purchase its shares after February 28, 2017 but no later than February 28, 2018. Prior to the modification, the holder had the right to request the Company to purchase its shares after February 6, 2016 but no later than February 6, 2017. The amendment of the redemption date was accounted for as modification of the terms of Series D preferred shares. The incremental value received by the Series D preferred shareholder amounted to USD279 thousand and was deemed to be a transfer of value between the preferred shareholder and common shareholders and the amount was charged to retained earnings.

In determining the accounting for the modification of the Series D preferred shares, the Company estimated the valuation of the Series D preferred shares with the assistance of an independent valuation firm based on the Company’s estimates and assumptions. Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation”. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices determined based on the liquidation preference of the preferred stock. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Company or an initial public offering, and estimates of the volatility of the Company’s equity securities.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series D convertible redeemable preferred shares (Continued)

Modification of redemption rights (Continued)

The anticipated timing was based on the plans of management. Estimating the volatility of the share price of a privately held company was complex because there is no readily available market for the shares. The Company estimated the volatility of its shares to range from 38.39% to 43.40% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

Modification of liquidation rights

Upon issuance of the Series E preferred shares, the Company amended the liquidation rights of Skyline Holdings’ common shares, Series A preferred shares, Series A-1 preferred shares, and Series B preferred shares (collectively, the “Series D Investor Shares”). As a result of this amendment, the Series D Investor Shares had priority to receive proceeds from the Company upon liquidation over the common shares, Series A preferred shares, Series A-1 preferred shares, Series B preferred shares and Series C preferred shares held by other investors. This right given to the Skyline Holdings was non-transferable to a third party. The amendment of the liquidation rights was accounted for as modification of the terms of Series D Investor Shares. However, the incremental value received by Skyline Holdings is deemed to be negligible. No accounting charge was recorded by the Company. Similar to the modification of the Series D preferred shares as stated above, the fair value of the Series D preferred shares was estimated by the Company with the assistance of an independent valuation firm based on the Company’s estimates and assumptions. The Option-pricing method as described above, was also used to account for this modification. The Company estimated the volatility of its shares to range from 38.39% to 43.40% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

The Group had determined that there was no beneficial conversion feature attributable to the Series D preferred shares because the initial and adjusted effective conversion prices of these preferred shares were higher than the fair value of the Company’s common shares determined by the Group with the assistance from an independent valuation firm.

Initial public offering

Upon the completion of the IPO on 24 June 2014, the Series D Investor did not exercise Series E warrants, and the fair value of Series E warrants was nil. The fair value gain of USD2,922 thousand was recorded for the year ended December 31, 2014 as other income. As a result, 10,581,726 common shares were issued, and the balance of Series D preferred shares was transferred to common shares and additional paid-in capital on that date.

	Years ended December 31,
(In thousands)	2013	2014
Beginning balance	35,990	40,290
Deemed dividend to Series D shareholder from its modification	—	279
Accretion of Series D to convertible redeemable preferred shares redemption value	4,300	1,870
Repurchase of preferred shares	—	(15,003)
Deemed dividend to preferred shareholders upon IPO	—	4,008
Converted to common shares upon IPO	—	(31,444)

Ending balance	40,290	—

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series E convertible redeemable preferred shares

On March 5, 2014, the Company entered into an agreement to issue Series E preferred shares (the “Series E Tranche 1 Preferred Shares”) and warrants to a third-party investor (“Series E Tranche 1 Investor”) for a total consideration of USD 200 million. Pursuant to the agreement, the Company issued 70,975,491 Series E Tranche 1 Preferred Shares at USD 2.82 per share; and warrants to purchase 17,743,873 Series E preferred shares at USD 2.82 per share at the option of the holders. In addition, within 3 months after the closing, the Series E Tranche 1 Investor shall have the right (“Subscription Rights”) to purchase, or designate any other person/party to purchase from the Company an additional 35,487,746 Series E preferred shares, at a price equal to USD 2.82 per share.

The key terms of the Series E preferred shares were as follows:

Dividend rights

The holders of the Series E preferred shares were entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis.

Liquidation preferences

Before any distribution or payment shall be made to the holders of Series A, Series A-1, Series B, Series C and D preferred shares, an amount shall be paid to Series E holders with respect to each Series E preferred share held by the Series E holder equal to 100% of the applicable original issue price.

Voting rights

The holders of the Series E preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series E preferred shares are convertible.

Conversion rights

Each of the Series E preferred shares was convertible at the option of the holder, at any time after the issuance of such shares, and each share could be converted into one common share of the Company. The conversion was subject to adjustments for certain events, including but not limited to additional equity securities issuance, reorganization, mergers, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of common shares. The conversion price was also subject to adjustment in the event the Company issues additional common shares at a price per share that was less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each of the Series E preferred shares would automatically be converted into common shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon written notice to convert given to the Company by the holders of a majority of Series E preferred shareholders.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series E convertible redeemable preferred shares (Continued)

Redemption right

The Series E preferred shares were redeemable at the option of the investor any time after March 1, 2018 but not later than March 1, 2019.

The redemption price shall be equal to the aggregate amount of price paid per such share pursuant to the share purchase agreement (i.e. USD 2.82), plus interest on the original issue price applicable to each Series E convertible redeemable preferred share at a rate of 15% per annum compounded annually from the issuance date up to and including the date of redemption, plus all declared but unpaid dividends and distributions on any such Shares; If the Company did not have sufficient funds to redeem all of the redeemable shares, the Company shall redeem a pro rata portion of each holder’s redeemable shares out of funds legally available; and redeem the remaining shares as soon as practically after the Company had funds legally available therefor.

The Company had determined that the Series E preferred shares should be classified as mezzanine equity in the unaudited condensed consolidated balance sheets because the preferred shares are only contingently redeemable by the holder four years after the issuance date. The carrying value of the preferred shares is accreted from its carrying value on the date of issuance to the redemption value using the effective interest method from date of issuance to the earliest redemption date. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

The Company assessed beneficial conversion feature attributable to the Series E Tranche 1 Preferred Shares and determined that there was a beneficial conversion feature with an amount of USD52,377 thousand, which was bifurcated from the carrying value of Series E Tranche 1 Preferred Shares as a contribution to additional paid-in capital upon issuance of Series E Tranche 1 Preferred Shares. The discount of USD52,377 thousand resulting from the recognition of the beneficial conversion feature were amortized from the date of the issuance to the first redemption date of the Series E Tranche 1 Preferred Shares as a deemed dividend to preferred shareholders and charged against retained earnings, and in the absence of retained earnings, a charge to additional paid-in capital. The beneficial conversion feature is calculated based on the difference between an adjusted conversion price of USD2.31 and the Company’s common share fair value of USD3.05 multiplied by the number of shares into which the preferred shares are convertible into. The conversion price was adjusted from USD2.82 to USD2.31 principally because liability classified instruments, such as the warrants and the subscription rights (see below for further information) were issued with the Series E Tranche 1 Preferred Shares. Since the warrants and the subscription rights are classified as liability, the sales proceeds are first allocated to the warrants and the subscription rights’ full fair value (not relative fair value) and the residual amount of the sales process is allocated to the Series E Tranche 1 Preferred Shares to calculate the beneficial conversion feature.

(In thousands)	December 31, 2014
Beginning balance	—
Addition	275,314
Exercise of Series E subsequent sale rights	28,568
BCF upon Series E	(53,486)
Amortisation of BCF of Series E	4,139
Accretion of Series E to convertible redeemable preferred shares redemption value	12,754
Acceleration of amortization of BCF of Series E upon IPO	49,346
Deemed dividend to preferred shareholders upon IPO	27,396
Converted to common shares upon IPO	(344,031)

Ending balance	—

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series E convertible redeemable preferred shares (Continued)

Exchange of Series E Tranche 1 Investor options for transfer restrictions

As part of the issuance of the Series E Tranche 1 Preferred Shares, the Series E Tranche 1 Investor and the Company’s founders (who are also employees) and two employees (collectively the “Grantees”) of the Company agreed that (i) Series E Tranche 1 Investor will grant to the Grantees the right to purchase certain number of restricted shares of the Series E Tranche 1 Investor’s own shares with a total subscription consideration of not more than USD20 million at a subscription price subscription price per share that reflects the valuation of the Series E Tranche 1 Investor being USD10 billion (the “Series E Tranche 1 Investor Options”); and (ii) the Grantees agreed to impose a transfer restriction (the “Transfer Restrictions”) on 39,934,162 common shares, 3,394,564 unvested restricted shares, 180,000 unvested options and 180,000 vested options (the “Shares”) owned by the Grantees. The Transfer Restrictions prohibit the Grantees from transferring their shares to another person/party until April 24, 2018 or April 24, 2019 as appropriate without the prior written consent of the holders of at least 75% of the Series E Tranche 1 Preferred Shares holders The Series E Tranche 1 Investor Options and the Transfer Restrictions are not tied to the Grantees’ future employment with the Company.

The value of the Transfer Restrictions was determined to be significantly greater than the value of Series E Tranche 1 Investor Options. In determining the value of the Transfer Restrictions, the Company was assisted by an independent valuation firm based on data provided by the Company. The valuation of the Transfer Restrictions is estimated to be USD43.3 million (refer to the valuation methodology below). For the valuation of the Series E Tranche 1 Investor Options, the Company was only able to obtain limited financial information from the Series E Tranche 1 Investor, a private company, to perform a valuation analysis. This information includes high level 2013 revenue data and information of a third party investment transaction that valued the Series E Tranche 1 Investor at USD10 billion in August of 2013. Given the lack of financial information, the Company is unable to determine a more precise estimate of the fair value of the Series E Tranche 1 Investor Options on the exchange date. If the fair value of the Series E Tranche 1 Investor Options were worth USD43.3 million, the estimated value of the Transfer Restrictions, the Series E Tranche 1 Investor itself would need to be estimated at a valuation in excess of USD30 billion on March 5, 2014. The Company does not expect the valuation of the Series E Tranche 1 Investor to increase by 200% from USD 10 billion in August 2013 to USD 30 billion in March 2014. Hence, no incremental benefit was given to the Grantees and no compensation expense was recognized.

To determine the fair value of the Transfer Restrictions, the Company valued the common shares with the Transfer Restrictions and compared this value to the value of the common shares without the restriction. The difference was determined to be the value of the Transfer Restrictions. A put option pricing model was used to determine the discount to be applied to the common shares to arrive at the value of common shares with the Transfer Restrictions. Pursuant to that model, the Company used the cost of a put option, which can be used to hedge the price change before a share subject to transfer restriction can be sold, as the basis to determine the discount for transfer restrictions. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering or duration of the Transfer Restriction and the volatility of the share price companies engaged in the same industry.

Series E Warrants

The Series E warrants (“Series E warrants”) granted to the Series E Tranche 1 Investor is exercisable at the option of the Series E Tranche 1 Investor, at any time, on or after January 1, 2015 and no later than March 1, 2015. The warrants are not exercisable if the Company has completed the initial public offering in the United States by December 31, 2014. The exercise price shall be adjusted from time to time as provided below: proportionate adjustment for issuance of additional common shares, share split and combination, dividend and distributions, reclassification, reorganization, merger, and consolidations.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series E convertible redeemable preferred shares (Continued)

Series E Warrants (Continued)

The warrants are not entitled to dividend rights nor to vote until the warrants are exercised and shares become issuable. The Series E warrants are initially measured at its fair value and the initial carrying value for Series E Tranche 1 Preferred Shares is allocated on a residual basis as the warrant is liability classified. The Series E warrants are initially measured at their fair value of USD 6,477 thousand.

The fair value of the Series E warrants were estimated by the Company with the assistance from an independent valuation firm based on data provided by the Company. The valuation report provided by the Company with guidelines in determining the fair value, but the determination was made by the Company. The Company applied the Black-Scholes Option Pricing Model to calculate the fair value of the Series E warrants on the valuation date.

The major assumptions used in calculating the fair value of the Series E warrants include:

March 5, 2014
Spot price(1)	4.50 - 4.65
Risk-free interest rate(2)	0.12%
Volatility rate(3)	38.81%
Dividend yield(4)	—

(1)	Spot price – based on the fair value of 100 percent equity interest of the Company which is allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios. The probability of the occurrence of an IPO is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%.
(2)	Risk-free interest rate – based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.
(3)	Volatility – based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.
(4)	The Company has no history or expectation of paying dividends on its common shares.

Subscription Rights

Within 3 months after March 5, 2014, the Series E Tranche 1 Investor shall have Subscription Rights to purchase, or designate any other person/party to purchase from the Company an additional number of 35,487,746 Series E preferred shares, at a price equal to the purchase price per share (USD 2.82) of the Series E issuance. The exercise price shall be adjusted from time to time as provided below: proportionate adjustment for issuance of additional common shares, share split and combination, dividend and distributions, reclassification, reorganization, merger, and consolidations. The Subscription Rights are not entitled to dividend rights nor to vote until the Subscription Rights have been exercised and shares are issuable.

On April 24, 2014, two of the three Series E Tranche 2 Investors exercised the Subscription Rights assigned to them by the Series E Tranche 1 Investor to purchase USD100 million while the third Series E Tranche 2 investor purchased the remaining USD10 million. Upon the exercise of the Subscription Rights, the fair value of the warrant liability of USD 29,223 thousand was derecognized and credited to carrying amount of the Series E Tranche 2 Preferred Shares.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series E convertible redeemable preferred shares (Continued)

Subscription Rights (Continued)

The fair value of the Subscription Rights was estimated by the Company with the assistance from an independent valuation firm based on data provided by the Company. The valuation report provided by the Company with guidelines in determining the fair value, but the determination was made by the Company. The Company applied the Black-Scholes Option Pricing Model to calculate the fair value of the Subscription Rights on the valuation date. The Subscription Rights are initially measured at their fair value of USD 28,208 thousand. As of April 24, 2014, the fair value of Subscription Rights was USD 29,223 thousand.

The major assumptions used in calculating the fair value of the Subscription Rights include:

	March 5, 2014	April 24, 2014
Spot price(1)	3.31 - 4.65	3.39 - 4.64
Risk-free interest rate(2)	0.04%	0.02%
Volatility rate(3)	38.12%	42.74%
Dividend yield(4)	—	—

(1)	Spot price – based on the fair value of 100 percent equity interest of the Company which is allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios. The probability of the occurrence of an IPO is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%.
(2)	Risk-free interest rate – based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.
(3)	Volatility – based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.
(4)	The Company has no history or expectation of paying dividends on its common shares.

Issuance of Series E Tranche 2 Preferred Shares

On April 24, 2014, the Company issued Series E convertible redeemable preferred shares (the “Series E Tranche 2 Preferred Shares”) to three investors (the “Series E Tranche 2 Investors”) to subscribe 39,037,382 Series E Tranche 2 Preferred Shares for a total consideration of USD110 million.

The Company assessed the beneficial conversion feature attributable to the Series E Tranche 2 Preferred Shares and determined that there was a beneficial conversion feature with an amount of USD1,109 thousand for the Series E Tranche 2 Preferred Shares of USD10 million issued to one investor. For the remaining Series E Tranche 2 Preferred Shares of USD100 million issued to another two investors, there was no beneficial conversion feature attributable to them.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

14.	Redeemable convertible preferred shares (Continued)

Series E convertible redeemable preferred shares (Continued)

Initial public offering

Upon the completion of the IPO on 24 June 2014, the Company adjusted the Series E conversion price from USD2.82 to USD2.4 per share relating to 110,014,440 Series E preferred shares held by the Series E investors. The Company concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the latest shareholders agreement. As a result of this anti-dilution, the Company issued a total of 129,166,667 common shares on a fully-converted basis when the conversion right is exercised by the Series E shareholders. The triggering of the anti-dilution clause resulted in a beneficial conversion feature amounted to USD 27,396 thousand which was charged to retained earnings in 2014 as a deemed dividend to Series E shareholders. And the unamortized beneficial conversion features of Series E preferred shares of USD49,346 thousand were recognized upon the completion of the IPO as a deemed dividend to Series E investors and charged against retained earnings, and in the absence of retained earnings, a charge to additional paid-in capital.

Upon the completion of the IPO on 24 June 2014, the Series E warrants are not exercisable in future. As a result, the fair value of Series E warrants liability of USD6,381 thousand was derecognized and the related fair value gain was recognized as other income.

15.	Convertible preferred shares

The key terms of the Series A, Series A-1, Series B and Series C preferred shares are as follows:

Dividend rights

The holders of the Series A, Series A-1, Series B and Series C preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis.

Liquidation preferences

In the event of a liquidation, dissolution or winding up of the Company, available assets and funds of the Company are distributed to the holders of the preferred shares in order of 1) Series C and Series B which are grouped as one class for the purpose of liquidation preference, 2) Series A-1 and then 3) Series A, at their respective original issuance price per share plus any declared but unpaid dividends adjusted for share splits, share dividends, recapitalizations, and other adjustments. In the event that available assets and funds are insufficient to permit payment to the holders of the less senior class of preferred shares, the assets and funds will be distributed ratably to that class of preferred shareholders based on their proportional share ownership. After the distribution to the holders of Series C and Series B, Series A-1, Series A preferred shares and common shares are made, any remaining legally available assets and funds shall be distributed to the holders of common shares and Series C and Series B, Series A-1 and Series A preferred shares pro rata on an as-converted basis.

In addition, the following events are deemed liquidation events in which case any proceeds derived from such deemed liquidation events will be distributed in the order discussed above. If no proceeds are derived from such deemed liquidation events, the Series B preferred shareholders shall have the right to require the Company to repurchase all or any of the outstanding Series B preferred shares at the original issue price.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.	Convertible preferred shares (Continued)

Liquidation preferences (Continued)

1)	Any consolidation or merger of the Company or other corporate reorganization, in which the shareholders of Company own less than a majority of the voting power of the Company or surviving company, after such consolidation, merger or reorganization

2)	A sale of other disposition of all or substantially all of the assets of the Company or the Group

3)	A transfer or an exclusive licensing of all or substantially all of the intellectual property of the Company

However, all liquidation events or deemed liquidation event have to be approved by a special resolution passed by a duly convened general meeting of the Company, which require presence of a representative from the common shareholders, a representative from Series A-1 preferred shareholders and a representative from Series B preferred shareholders. Accordingly, the Company determined that the deemed liquidation events are within the control of the Company and the Series B preferred shareholders do not have control of the Company. Therefore, the deemed liquidation events do not preclude the Series B preferred shares from being classified within permanent equity.

Voting rights

The holders of the Series A, Series A-1, Series B and Series C preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series A, Series A-1, Series B and Series C preferred shares are convertible.

Conversion rights

Each share of the Series A, Series A-1, Series B and Series C preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. In addition, each share of the Series A, Series A-1, Series B and Series C preferred shares would automatically be converted into common shares of the Company upon (i) an underwritten public offering of the company’s shares on major stock exchanges, including Nasdaq Global Market that results in proceeds to the Company of at least USD 50 million (“QIPO”) or (ii) upon written notice to convert given to the Company by the holders of a majority of such class or series of preferred shares in issue, in each case voting as a separate class on an as converted basis, as applicable.

At the time of issuance, the Series A preferred shares issued to one of the shareholders in 2005 contained a beneficial conversion feature of USD 54 thousand and the amount was charged to retained earnings in 2005 as a deemed dividend.

At the time of anti-dilution, the Series C preferred shares anti-diluted in 2012 contained a beneficial conversion feature of USD 286 thousand and the amount was charged to retained earnings in 2012 as a deemed dividend. There were no beneficial conversion features for the other issuance.

In April, 2011, the Company removed the USD 50 million threshold from the definition of QIPO. The removal of the threshold is not expected to have a significant impact to the financial statements of the Company.

None of the preferred shares are redeemable at the holders’ option.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.	Convertible preferred shares (Continued)

Modification in 2012

Upon issuance of Series D preferred shares in January 2012 as discussed in note 13, the Company adjusted the Series C conversion price from USD5.24 to USD4.14 per share; and obtained an exclusive option to purchase at any time within 12 months after the date of the conversion for all, but not less than all, of Series C preferred shares at the purchase price of USD4.607 per common share. The Series C conversion price could be adjusted for any share dividends, sub-division and consolidation, and unpaid dividend. As a result of this modification, the Company would issue a total of 7,248,293 common shares on a fully-converted basis of the original 5,728,264 Series C preferred shares when the conversion right is exercised by the holder. Other terms of the Series C preferred shares including the original liquidation rights remained unchanged.

The Company concluded that the downward conversion price adjustment from USD 5.24 to USD 5.13 is in accordance with the anti-dilution clause in the original Series C financing agreement. The incremental downward price adjustment from USD 5.13 to USD 4.14 and the right to an exclusive purchase option are accounted for as modifications of the terms of Series C preferred shares. The incremental value contributed by the Series C preferred shareholder amounted to USD 2,905 thousand and was deemed to be a wealth transfer between the preferred shareholder and common shareholders and the amount was charged to additional paid-in capital.

In determining the accounting for the modification of the Series C preferred shares, the Group also relied on, in part, a valuation report retrospectively prepared by an independent valuer based on data provided by the Group. The valuation report provided the Group with guidelines in determining the fair value, but the determination was made by the Group. Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation”. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices determined based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Company or an initial public offering, and estimates of the volatility of the Group’s equity securities. The anticipated timing is based on the plans of management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The Group estimated the volatility of its shares to range from 55.36% to 59.91% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

Modification in 2014

In January of 2014, the Company modified the anti-dilution terms relating to 5,613,699 Series C preferred shares held by one investor (“Series C Investor 1”). The modification effectively amended the anti-dilution triggering price from USD4.14 to USD2.81 per share. The incremental downward trigger price adjustment from USD 4.14 to USD 2.81 is accounted for as modifications of the terms of Series C preferred shares. The incremental value contributed by the Series C preferred shareholder was deemed to be a transfer of value between the preferred shareholders because the change in the value of the common shares before and after the modification was deemed to be negligible. The Company concluded that this was evidence to suggest that most of the value was transferred from this Series C preferred shareholder to the other existing preferred shareholders. No accounting charge was recorded by the Company.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.	Convertible preferred shares (Continued)

Triggering of the anti-dilution clause

Upon issuance of Series E preferred shares in March and April 2014, the Company adjusted the Series C conversion price from USD4.14 to USD3.64 and from USD3.64 to USD3.63 per share relating to 114,565 Series C preferred shares held by one investor (“Series C Investor 2”), respectively. The Company concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the original Series C financing agreement. As a result of this anti-dilution, the Company would issue a total of 165,236 common shares on a fully-converted basis of the original 114,565 Series C preferred shares when the conversion right is exercised by the holder. At the time of this anti-dilution, the Series C preferred shares anti-diluted in 2014 contained a beneficial conversion feature of USD 58 thousand and the amount was charged to retained earnings in 2014 as a deemed dividend. The issuance of the Series E Tranche 1 Preferred Shares did not triggered the anti-dilution term of Series C Investor 1 as their shares were modified as described above.

Upon the completion of the IPO on 24 June 2014, the Company adjusted the Series C conversion price from USD4.14 to USD3.89 and from USD3.63 to USD3.45 per share relating to 5,613,699 Series C preferred shares held by Series C Investor 1 and 114,565 Series C preferred shares held by Series C Investor 2, respectively. The Company concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the latest shareholders agreement. As a result of this anti-dilution, the Company issued a total of 7,724,419 common shares on a fully-converted basis when the conversion right is exercised by the Series C shareholders. The triggering of the anti-dilution clause resulted in a beneficial conversion feature amounted to USD 1,403 thousand as a deemed dividend to Series C shareholders and charged against retained earnings, and in the absence of retained earnings, a charge to additional paid-in capital.

As a result, 96,024,567 common shares were issued, and the balance of Series A, Series A-1, Series B and Series C preferred shares was transferred to common shares and additional paid-in capital on the same date.

16.	Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD0.00025 par value per common share as of December 31, 2014. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2013 and 2014, there were 61,447,372 and 327,611,487 common shares outstanding, respectively. In November 2013 and April 2014, 9,073,732 shares and 14,195,412 shares of USD0.00025 par value per common share were issued to Leading Advice Holdings Limited, a BVI Company owned by the Group’s chairman and chief executive officer for no consideration, respectively. While the common shares have been legally issued, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, these shares issued to Leading Advice are accounted as treasury shares.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

17.	Repurchase of shares

On April 15, 2014, the Company repurchased from Skyline 469,225 common shares, 27,180 Series A preferred shares, 591,451 Series A-1 preferred shares, 725,237 Series B preferred shares and 3,808,943 Series D convertible redeemable preferred shares at a consideration of approximately USD24,276 thousand.

On April 24, 2014, the Company repurchased from a number of existing shareholders the following common and preferred shares for a total consideration of USD49,809 thousand. The Company repurchased the following common and preferred shares at a per share price of USD2.82, equal to the issuance price of the Series E preferred shares:

•	10,334,679 common shares from Vantage Point Global Limited (Founder’s company) for USD29,121 thousand;

•	3,860,733 common shares from Aiden & Jasmine Limited (Co founder’s company) for USD10,879 thousand;

•	450,000 Series A preferred shares from Bright Access International Limited for USD1,268 thousand;

•	2,921,868 Series B preferred shares from Fidelity Asia Ventures Fund L.P. for USD8,233 thousand;

•	108,960 Series B preferred shares from Fidelity Asia Principals Fund L.P. for USD308 thousand;

For accounting purposes, the Company determined the per share fair value of the common shares, Series A preferred shares, and Series B preferred shares to be USD3.13, USD3.13, and USD3.19, respectively, on April 24, 2014, the date of repurchase. The repurchase price of USD2.82 was mutually negotiated at the time of the repurchase transactions. There were no other arrangements with the selling shareholders other than the exchange of Xiaomi options for transfer restrictions as described above. The selling shareholders were willing to sell its common and preferred shares at the USD2.82 per share price as it would provide them with as a form of liquidity. For the common shares repurchased, the Company charged the excess of the purchased price over the par value to additional paid in capital. For the preferred shares repurchased, the Company charged the excess of the purchase price over the carrying value to retain earnings or to additional paid in capital if retained earnings is zero.

On the same day, April 24, 2014, the Company transferred a total of 14,195,412 repurchased common shares to Leading Advice for future issuance of restricted shares under the Company’s 2014 Plan and cancelled the remaining repurchased shares. While the common shares have been transferred to Leading Advice, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, these shares issued to Leading Advice are accounted as treasury shares.

According to the repurchase contract, the Company was entitled to an amount (the “Withheld Price”) to withhold any taxes with respect to this repurchase as required under the applicable laws. If the Seller has not been specifically required by the applicable governmental or regulatory authority to pay any taxes as required under the applicable laws in connection with the repurchase, after the fifth anniversary of the Closing Date, the Company will pay to the Seller the Withheld Price with a simple interest thereon at the rate of five percent (5%) per annum (the “repayment price”) from the Closing Date. Therefore, the Withheld Price was recognized as long-term payable of USD4,782 thousand including due to related parties, non-current portion in the financial statements.

18.	Non-controlling interest

Non-controlling interest includes the interest owned by a shareholder of the Company in a subsidiary of the consolidated VIE.

In February 2010, Shenzhen Xunlei set up a new subsidiary named Xunlei Games Development (Shenzhen) Co., Ltd (“Xunlei Games”) and holds 70% of its equity interest. A shareholder of the Company contributed RMB 3,000 thousand (equivalent to USD439 thousand) and holds 30% equity interest in Xunlei Games, which was accounted for as a non-controlling interest of the Group.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Share-based compensation

2010 share incentive plan

During the years presented, the Company granted share options to employees, officers and directors of the Group. There were no options granted to non-employees as of December 31, 2012, 2013 and 2014.

These options were granted with exercise prices denominated in the USD, which is the functional currency of the Company. The maximum term of any issued stock option is seven or ten years from the grant date. Stock options granted to employees and officers vest over a four-year schedule as stated below:

(1)	One-fourth of the options shall be vested upon the first anniversary of the grant date;

(2)	The remaining three quarters of the options shall be vested on monthly basis over the next thirty-six months. (1/48 of options shall be vested per month subsequently)

Stock options granted to directors were subject to a vesting schedule of approximately 32 months.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period.

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Option Plan (“the 2010 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group’s business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The amount of shares available for such grants as of December 31, 2014 is 8,043,115.

On June 11, 2014, board of directors of the Group decided to extended the contractual life for certain vested share options to June 11, 2015, because the maturity date of these options was from June to December in 2014, whereas, the lock-up period for the shares was 6 months from the IPO closing date, i.e. June 24, 2014, which would result in the expiration of these options before the exercise. The incremental share-based compensation of USD768 is recognized at the time of modification.

In the business combination of personal cloud storage business completed on September 5, 2014, the Group granted share options under the 2010 Plan to replace the unvested awards owned by the employees who are transferred to the Group, the portion of the fair-value-based measure of the replacement award attribute to pre-combination service of USD 303 thousand was allocated to the consideration, while the portion attribute to post-combination service of USD44 thousand was recorded as share based compensation expense over the remaining vesting period (See Note 3).

On December 1, 2014, board of directors of the Group approved the conversion of certain vested and unvested share options with relatively high exercise price into restricted shares. In this conversion, 3,776,711 share options were cancelled and 1,505,787 restricted shares were granted. The incremental share-based compensation of USD 2,214 thousand is recorded over the remaining vesting period of 2 to 4.5 years.

In November 2014, the Company issued to a depositary bank for American Depositary Shares, 10,000,000 common shares, which were reserved for the future exercise of share options or vesting of restricted shares.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Share-based compensation (Continued)

2010 share incentive plan (Continued)

The following table summarizes the share option activity for the years ended December 31, 2012, 2013 and 2014:

	Number of share options	Weighted average exercise price (USD)	Weighted- average grant-date fair value (USD)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Outstanding, December 31, 2011	20,891,782	1.30		3.87	43,068
Granted	320,000	2.73	1.59
Forfeited	(989,120)	1.72

Outstanding, December 31, 2012	20,222,662	1.30		2.82	40,788
Granted	1,076,761	3.33	1.27
Forfeited	(326,647)	3.32

Outstanding, December 31, 2013	20,972,776	1.37	—	2.03	39,420
Vested and expected to vest at December 31, 2013	20,701,286	1.32	0.40	1.89	41,014

Exercisable at December 31, 2013	19,382,156	1.17	0.31	1.67	40,771
Granted	1,566,381	3.23	1.01
Forfeited	(371,989)	3.96
Expired	(1,116,531)	0.26
Converted to restricted shares	(3,776,711)	3.14
Exercised (note a)	(7,333,641)	0.18

Outstanding, December 31, 2014	9,940,285	1.88		1.95	3,067
Vested and expected to vest at December 31, 2014	9,642,307	1.86	0.49	1.87	3,057

Exercisable at December 31, 2014	9,129,958	1.81	0.41	1.49	3,042

Note a: Of which 1,431,320 shares had been settled as of December 31, 2014.

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2014 is presented below:

(In thousands)	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2014:	—
Converted from share options	1,505,787	1.71
Vested	—
Forfeited	—

Unvested at December 31, 2014	1,505,787

Vested and expected to vest at December 31, 2014	1,279,919

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for stock options granted, the directors of the Company estimated that its future forfeiture rate would be 20% for employees and nil for directors and advisors.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Share-based compensation (Continued)

2010 share incentive plan (Continued)

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s common shares as of December 31, 2013 and 2014 and the exercise price.

Total fair values of share options vested as of December 31, 2013 and 2014 were USD 6,271 thousand and USD 7,923 thousand, respectively.

As of December 31, 2013 and 2014, there were USD 2,803 thousand and USD 1,462 thousand of unrecognized share-based compensation costs related to share options, which were expected to be recognized over a weighted-average vesting period of 2.66 and 2.84 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted to employees. The fair values of stock options granted during the years ended December 31, 2012, 2013 and 2014 were estimated using the following assumptions:

Options granted to employees

Years ended December 31,	2012	2013	2014
Risk-free interest rate(1)	0.67% to 0.92%	0.77% to 1.76%	0.77% to 1.76%
Dividend yield(2)	—	—	—
Volatility rate(3)	53.9% to 54.5%	43.8% to 51.3%	40.07% to 43.3%
Expected term (in years)(4)	4.58	4.58	4.13 to 4.58

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the USD denominated China Government Bond yield as at the valuation dates.
(2)	The Company has no history or expectation of paying dividends on its common shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	The expected term is developed by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

2013 share incentive plan

In November 2013, the Group adopted a share incentive plan, which is referred to as the 2013 Share Incentive Plan (“the 2013 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group’s business. The group appointed Leading Advice Holdings Limited (“Leading Advice”), a BVI company owned by the Group’s chairman and chief executive officer for no consideration, to administer the plan and is the Administrator. Leading Advice has no activities other than administering the plan and does not have employees. The Group has considered whether Leading Advice is a variable interest entity and, if so, whether the Group is the primary beneficiary. The Group concluded that it is not the primary beneficial of Leading Advice.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Share-based compensation (Continued)

2013 share incentive plan (Continued)

On behalf of the Group, the Administrator has the authority to select the eligible participants to whom awards will be granted: determine the types of awards and the number of shares covered: establish the terms, conditions and provisions of such awards; cancel or suspend awards; and, under certain conditions to accelerate the exercisability of awards. The Administrator is authorized to interpret the 2013 Plan; to establish, amend, and rescind any rules and regulations relating to the 2013 Plan; to determine the terms of agreements entered into with recipients under the 2013 Plan; and, to make all other determinations that may be necessary or advisable for the administration of the 2013 Plan. In the event of any disagreement between the Group and Leading Advice, the Group’s decision shall be final and binding.

In November 2013, the Company issued 9,073,732 common shares to Leading Advice. Although the shares were legally issued to Leading Advice, Leading Advice does not have any of the rights of a typical common share holder. Leading Advice 1) is not entitled to dividends 2) does not have the right to vote prior to vesting and 3) does not have the right to sell the unvested portion of the awards or awards that have not been granted. In addition, upon 1) the liquidation of Leading Advice 2) the dissolution of Leading Advice and 3) the expiration of the 2013 Plan, common shares not granted as awards shall be transferred back to the Group at no consideration. Given the structure of this arrangement, while the common shares have been legally issued, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, the 9,073,732 common shares issued to Leading Advice are accounted as treasury shares until these common shares are earned by the senior management or employees for service provided to the Group.

For the awards that have been granted and become vested, Leading Advice held shares for the grantees’ benefit and exercise the voting rights on their behalf. The grantees will be entitled to dividends and have the right to request Leading Advice to transfer vested award to a transferee designated by the grantees. Shares that have been granted and vested continued to be held by and voting rights exercised by Leading Advice on behalf of the grantee at the closing of a QIPO.

Before the closing of a QIPO, the Company would have a “right of first refusal” with respect to any proposed transfer of vested restricted shares. After the closing of a QIPO, vested restricted shares may not be sold or transferred for a period of six months or a period of time determined by the underwriter (the “lock up period”). If the grantee terminates its employment prior to the closing date of a QIPO and a trade sale, the Group would have the right to acquire the vested restricted shares from the senior officer at a market price as determined by third-party valuation experts.

Upon the closing of IPO, the administrator of the 2013 Plan was changed from Leading Advice to the Company’s compensation committee.

Under the 2013 Plan, the maximum number of restricted shares that may be granted is 9,073,732 shares.

As of December 31, 2014, 8,764,000 restricted shares were granted to a few senior officers.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Share-based compensation (Continued)

2013 share incentive plan (Continued)

(1)	6,285,737 of these restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third, and fourth anniversary of the grant date, respectively.

(2)	1,383,858 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(3)	60,000 of these restricted shares will vest over one year schedule in which one-fourth of the restricted shares shall be vested upon the end of each quarter since the grant date.

(4)	180,000 of these restricted shares will vest in one month since the grant date.

(5)	The remaining 854,405 restricted shares granted will vest over a four-year schedule as stated below:

(i)	One-fourth of the restricted shares shall vest on the earlier of: (i) the first anniversary of the grant date, or (ii) upon a QIPO; and

(ii)	The remainder three quarters of the restricted shares shall vest in equal instalments on a monthly basis over a thirty-six month vesting period afterwards.

A summary of the restricted shares activities under the 2013 Plan for the years ended December 31, 2012, 2013 and 2014 is presented below:

(In thousands)	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2013:	—
Granted	8,095,238	3.15

Unvested at December 31, 2013	8,095,238
Granted	4,233,558	2.89
Vested	(1,563,222)
Forfeited	(3,564,796)

Unvested at December 31, 2014	7,200,778

Vested and expected to vest at December 31, 2014	7,683,884

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2014, total unrecognized compensation expense relating to the restricted shares was USD 20,058 thousand. No restricted shares were issued to non-employees.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Share-based compensation (Continued)

2014 share incentive plan

In April 2014, the Group adopted a share incentive plan, which is referred to as the 2014 Share Incentive Plan (“the 2014 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group’s business. Under the 2014 Plan, the maximum number of restricted shares that may be granted is 14,195,412 shares to certain officers, directors or employees of, or advisors or consultants to the Company and its subsidiaries and consolidated affiliated entities. The company issued 14,195,412 common shares to Leading Advice, a company owned by the Group’s chairman and chief executive officer. The issuance of common shares was to facilitate the administration of the 2014 plan. The 2014 Plan was administered by the Company’s compensation committee.

As of December 31, 2014, 3,896,500 restricted shares were granted to certain officers and employees of the Group:

(1)	2,096,500 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(2)	The remaining 1,800,000 restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third and fourth anniversary of the grant date, respectively.

A summary of the restricted shares activities under the 2014 Plan for the years ended December 31, 2014 is presented below:

(In thousands)	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2014	—
Granted	3,896,500	1.77

Unvested at December 31, 2014	3,896,500

Vested and expected to vest at December 31, 2014	3,312,025

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2014, total unrecognized compensation expense relating to the restricted shares was USD 6,713 thousand. No restricted shares were issued to non-employees.

Total compensation costs recognized for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Years ended December 31,
(In thousands)	2012	2013	2014
Sales and marketing expenses	46	43	66
General and administrative expenses	1,102	1,080	6,407
Research and development expenses	1,085	973	1,171

Total	2,233	2,096	7,644

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Basic and diluted net (loss) / income per share

Basic and diluted net (loss) / income per share for the years ended December 31, 2012, 2013 and 2014 are calculated as follows:

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Years ended December 31,
	2012	2013	2014
Numerator:
Net (loss) / income attributable to Xunlei Limited	503	10,662	10,812
Beneficial Conversion Feature of Series C convertible preferred shares from their modifications	(286)	—	—
Deemed contribution from Series C preferred shareholders	2,979	—	—
Accretion of Series D to convertible redeemable preferred shares redemption value	(3,509)	(4,300)	(1,870)
Contingent beneficial conversion feature of series C to one Series C shareholder	—	—	(57)
Deemed dividend to Series D shareholder from its modification	—	—	(279)
Accretion of Series E to convertible redeemable preferred shares redemption value	—	—	(12,754)
Amortization of beneficial conversion feature of Series E	—	—	(4,139)
Deemed dividend to certain shareholders from repurchase of shares	—	—	(14,926)
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	—	—	(49,346)
Deemed dividend to preferred shareholders upon IPO	—	—	(32,807)
Allocation of net income to participating preferred shareholders	—	(4,094)	—

Numerator of basic net (loss) / income per share	(313)	2,268	(105,366)

Dilutive effect of warrant	—	(1,531)	—

Numerator for diluted (loss) / income per share	(313)	737	(105,366)
Denominator:
Denominator for basic net (loss) / income per share-weighted average shares outstanding	61,447,372	61,447,372	194,711,227
Dilutive effect of warrants	—	2,218,935	—
Dilutive effect of share options and restricted shares	—	12,399,591	—

Denominator for diluted net (loss) / income per share	61,447,372	76,065,898	194,711,227
Basic net (loss) / income per share	(0.01)	0.04	(0.54)
Diluted net (loss) / income per share	(0.01)	0.01	(0.54)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Basic and diluted net (loss) / income per share (Continued)

The following common shares equivalent were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	Years ended December 31,
	2012	2013	2014
Preferred shares—weighted average	110,083,912	110,953,534	93,213,683
Share options and restricted shares —weighted average	2,240,681	2,513,017	9,041,434

21.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Zhuhai Qianyou	Equity investment of the Group
Hao Cheng	Co-founder and shareholder of the Group
Chuan Wang	Director of the Company
Shenglong Zou	Co-founder and shareholder of the Group
Beijing Millet technology Co., LTD (“Beijing Xiaomi”)	Company owned by a shareholder of the Group
Leading Advice Holdings Limited	Company owned by a Co-founder and shareholder of the Group
Vantage Point Global Limited	Shareholder of the Company
Aiden & Lasmine Limited	Shareholder of the Company
Kingsoft Corporation Limited	Shareholder of the Company

During the years ended December 31, 2012, 2013 and 2014, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2012	2013	2014
Game sharing costs paid and payable to Zhuhai Qianyou (note a)	1,041	1,760	402
Advance to Hao Cheng	—	85	—
Repayment from Hao Cheng	—	—	85
Technology service revenue from Beijing Xiaomi	—	—	303
Advertisement revenue from Beijing Xiaomi	—	—	871
Advance to Shenglong Zou	—	—	10
Advance to Chuan Wang	—	—	7

note a – The Company obtained an exclusive game operation right from Zhuhai Qianyou, which is specialized in developing online games. According to the agreement, the Company will share revenues derived by the licensed games with Zhuhai Qianyou.

In April 2014, the company issued 14,195,412 common shares to Leading Advice, a company owned by the Group’s chairman and chief executive officer. The issuance of common shares was to facilitate the administration of the 2014 plan.

As mentioned in note 3, the Group acquired assets relating to a personal cloud storage business from certain PRC subsidiaries of Kingsoft Corporation Limited for an aggregate cash consideration of USD33 million. Kingsoft Corporation Limited, through its wholly owned subsidiary King Venture Holdings Limited, owned approximately 11.4% of our outstanding shares as of the closing of the transaction.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Related party transactions (Continued)

As of December 31, 2012, 2013 and 2014, the amounts due to / from related parties were as follows:

(In thousands)	December 31, 2012	December 31, 2013	December 31, 2014
Amounts due to related parties
Accounts payable to Zhuhai Qianyou	313	225	84
Long-term payable to Aiden & Lasmine Limited (note 17)	—	—	1,125
Long-term payable to Vantage Point Global Limited (note 17)	—	—	3,012

(In thousands)	December 31, 2012	December 31, 2013	December 31, 2014
Amounts due from related parties
Accounts receivable from Beijing Xiaomi	—	—	5
Other receivable from Hao Cheng	—	85	—
Other receivable from Shenglong Zou	—	—	10
Other receivable from Chuan Wang	—	—	7

22.	Taxation

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	PRC Enterprise Income Tax (“EIT”)

Giganology Shenzhen, the VIE and its subsidiaries which were established in the Shenzhen Special Economic Zone of the PRC were all subject to EIT at a rate of 15% before 2008. On March 16, 2007, the PRC National People’s Congress promulgated the New Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008, adopting a unified EIT rate of 25%. In addition, the New EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the New EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the “Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax”. Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which were established in the Shenzhen Special Economic Zone before March 16, 2007, was 25%, 25% and 25% for the years 2012, 2013 and 2014, respectively.

As approved by the local tax authority, Giganology Shenzhen was further exempt from EIT for two years commencing from its first year of profitable operation after offsetting prior years’ tax losses, followed by a 50% reduction for the next three years (“2-year Exemption and 3-year 50% Reduction”) as a software enterprise. The first year of profit operation of Giganology Shenzhen was 2006. According to new EIT Law, Giganology Shenzhen could still enjoy the tax holidays which were grandfathered by the New EIT Law.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Accordingly, the applicable EIT rates for Giganology Shenzhen were 25%, 25% and 25% for the years ended December 31, 2012, 2013 and 2014, respectively.

On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%.

In April 2009, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. In addition, an entity which qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the New EIT Law and the relevant regulations.

In February 2011, Shenzhen Xunlei obtained the HNTE certificate with effect from January 1, 2011.

According to a policy promulgated by the State tax bureau of the PRC and effective from 2008 onwards, enterprises engage in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Shenzhen Xunlei has been claiming such Super Deduction in ascertaining its tax assessable profits from 2009 onwards. In addition, approved by the relevant local tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities, accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards.

In December 2013, Shenzhen Xunlei obtained the certificate of Key Software Enterprise for the years ended December 31, 2013 and 2014, which enabled Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the year 2013. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2012, 2013 and 2014 were 12.5%, 10% and 10% respectively.

The subsidiaries and VIE’s subsidiaries, which were established after January 1, 2008, were subject to EIT at a rate of 25%.

Xunlei Computer was established in 2011 in the Shenzhen Special Economic Zone, the PRC. As approved by the relevant tax authority in June 2013, Xunlei Computer was further exempt from EIT for two years commencing from its first year of profitable operation after offsetting prior years’ tax losses, followed by a 50% reduction for the next three years (“2-year Exemption and 3-year 50% Reduction”). The first year of profit operation of Xunlei Computer is 2013.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Dividends paid by the PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax (“WHT”) on dividends is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. The 10% WHT is applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of these two companies derived after January 1, 2008. Up to December 31, 2014, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that it has no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued as of December 31, 2013 and 2014. The undistributed earnings from the Group’s PRC entities as of December 31, 2013 and 2014 amounted to USD 31,385 thousand and USD 38,393, respectively. An estimated foreign withholding taxes of USD 3,138 thousand and USD 3,839 would be due if these earnings were remitted as dividends as of December 31, 2013 and 2014, respectively.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2014, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	Years ended December 31,
(In thousands)	2012	2013	2014
Current income tax expenses	2,362	175	397
Deferred income tax benefits	(123)	(822)	(1,856)

Taxation for the year	2,239	(647)	(1,459)

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2012	2013	2014
Aggregate dollar effect (in thousands)	2,073	4,638	2,784
Per share effect—basic	0.03	0.08	0.01
Per share effect—diluted	0.03	0.06	0.01

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

The reconciliation of total tax (benefit) / expense computed by applying the respective statutory income tax rates to pre-tax (loss) / income is as follows:

	Years ended December 31,
(In thousands)	2012	2013	2014
Income tax (benefit) / expense at PRC statutory rate (based on statutory tax rate applicable to enterprises in Shenzhen, China)	655	2,433	2,129
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	2,074	667	(838)
Non-deductible expenses	53	102	714
Effect of Super Deduction available to Shenzhen Xunlei	(2,274)	(1,763)	(1,365)
Effect of tax holiday	(2,073)	(4,638)	(2,784)
Change in valuation allowance of deferred tax assets	6	—	291
Effect on deferred tax assets due to change in tax rates	(437)	1,764	(103)
Outside basis difference arising from VIE and its subsidiaries in the PRC	4,217	713	478
Expiration of tax loss	—	31	51
Others	18	44	(32)

Income tax expense / (benefit)	2,239	(647)	(1,459)

The tax effects of temporary differences that give rise to the deferred tax asset and liability balances at December 31, 2013 and 2014 are as follows:

(In thousands)	December 31, 2013	December 31, 2014
Deferred tax assets, current portion:
Net operating loss carried forward (Note a)	50	315
Amortization of intangible assets arising from intragroup transactions (Note b)	69	69
Amortization of content copyrights (Note c)	1,033	1,675
Impairment of online game licenses	33	32

Deferred tax assets, current portion, net	1,185	2,091

Deferred tax assets, non-current portion:
Net operating loss carried forward (Note a)	3,676	6,103
Allowance for doubtful accounts	1,311	796
Amortization of intangible assets arising from intragroup transactions (Note b)	175	105
Impairment of online game licenses	49	16
Amortization of Content Copyrights (Note c)	4,219	4,133
Valuation allowance	—	(291)

Deferred tax assets, non-current portion, net	9,430	10,862

Deferred tax liability, non-current portion:
Outside basis difference (Note d)	(8,074)	(8,552)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Note a:	As of December 31, 2014, the Group had tax loss carryforwards of USD 24,509 thousand, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

(In thousands)
2015	1,259
2016	1,784
2017	1,971
2018	9,638
2019 and thereafter	9,857

24,509

Note b:	Before 2008, Giganology Shenzhen sold several self-developed software at a market valuation of approximately RMB42 million to Shenzhen Xunlei. Shenzhen Xunlei was entitled to capitalize the amounts as intangible assets for tax purposes and the respective amortization charges could be entitled to claim tax deduction. As a result, this transaction had created a temporary difference between the accounting base (on a group basis) and the tax base (on Shenzhen Xunlei standalone basis) and led to origination of a deferred tax asset.
Note c:	As mentioned in Note 2(m), the Group adopts certain accelerated amortization methods for amortization of certain Content Copyrights for accounting purposes, while straight- line method is adopted for PRC tax reporting. Accordingly, the differences have led to origination of temporary differences.
Note d:	The deferred tax liabilities arising from the aggregate retained earnings and reserves of the VIE and its subsidiaries that are expected to be recovered by Giganology Shenzhen and other affiliates of the Group in the future periods, amounted to USD 32,296 thousand and USD 34,210 as of December 31, 2013 and 2014, respectively.

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2012	2013	2014
Beginning balance	(37)	(43)	—
Additions	(6)	—	(291)
Write-off	—	43	—

Ending balance	(43)	—	(291)

Valuation allowances had been provided against the net deferred tax assets because it is more likely than not that all of the deferred tax asset will not be realized. In 2013, valuation allowance was written off due to the termination of the business of Xunlei Nanjing. In 2014, valuation allowance was provided for net operating loss carry forward of Wangxin because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of Wangxin’s future taxable income.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

As of December 31, 2014, the tax returns of the Group’s subsidiaries, VIE and its subsidiaries since their respective dates of incorporation are still open to examination.

23.	Fair value measurements

Effective January 1, 2008, the Group adopted ASC 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosures about fair value measurements. Although adoption did not impact the Group’s consolidated financial statements, ASC 820-10 requires additional disclosures to be provided on fair value measurements.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace or based on quoted price in markets that are not active

Level 3—Unobservable inputs which are supported by little or no market activity and are significant to the overall fair value measurement

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Fair value measurements (Continued)

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 and 2014.

	Fair value measurements as at December 31, 2013
(In thousands)	Total	Quoted prices in active market for indentifical assets (Level 1)	Significant other observable inputs (Level 2)	Significant observable inputs (Level 3)
Cash equivalent: time deposits with original maturities less than three months	30,892	—	30,892	—
Short term investments:
Time deposits	9,695	—	9,695	—
Investments in financial instruments	31,298	—	31,298	—
Warrant liabilities	(2,186)	—	(2,186)	—

	69,699	—	69,699	—

	Fair value measurements as at December 31, 2014
(In thousands)	Total	Quoted prices in active market for indentifical assets (Level 1)	Significant other observable inputs (Level 2)	Significant observable inputs (Level 3)
Cash equivalent: time deposits with original maturities less than three months	31,117	—	31,117	—
Short term investments:
Investments in financial instruments	29,426	—	29,426	—

	60,543	—	60,543	—

24.	Other income, net

	Years ended December 31,
(In thousands)	2012	2013	2014
Subsidy income	1,621	1,393	2,236
Fair value changes of warrants liabilities (note 14)	(710)	1,531	8,054
Investment income from short-term investments	2	1,847	3,471
Dilution gains arising from deemed disposal of investment (Note 10)	—	—	449
Exchange losses	(351)	(252)	(176)
Others	2	160	(68)

	564	4,679	13,966

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.	Commitments and contingencies

Rental commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including any free rental periods.

Total office rental expenses under all operating leases were USD 2,390 thousand, USD 2,786 thousand and USD 3,068 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

Future minimum payments under non-cancellable operating leases of office rental consist of the following as of December 31, 2014:

(In thousands)
2015	2,203
2016	1,329
2017	6

3,538

Bandwidth lease commitments

The Group leases bandwidth in the PRC under non-cancellable operating leases expiring on different dates. Payments under bandwidth leases are expensed on a straight-line basis over the duration of the respective lease periods, including any lease free periods.

Total bandwidth leasing costs under all operating leases were USD 22,211 thousand, USD 35,454 thousand and USD 40,373 thousand for the years ended December 31, 2012, 2013 and 2014.

Future minimum payments under non-cancellable bandwidth leases consist of the following as of December 31, 2014:

(In thousands)
2015	15,053
2016	608

15,661

Capital commitments

As at December 31, 2014, the Group had irrevocable purchase obligations for certain copyrights and online game licenses that had not been recognized in the amount of USD 5,789,600 and USD nil, respectively.

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD 760 thousand, USD 263 thousand and USD 1,073 thousand legal and litigation related expenses for the years ended December 31, 2012, 2013 and 2014, respectively.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.	Commitments and contingencies (Continued)

Litigation (Continued)

Up to April 20, 2015, which is the date when the consolidated financial statements were issued, the Group had 24 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB 1.88 million (USD 0.31 million) which occurred before December 31, 2014. Of the 24 pending lawsuits, 22 lawsuits were relating to the alleged copyright infringement in the PRC and the remaining 2 were relating to the Xunlei Kankan and online game business which is not related with copyright infringement. The Group had accrued for USD 451 thousand litigation related expenses in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2014.

Out of the 22 lawsuits for the alleged copyright infringement, 12 lawsuits involved Xunlei Kankan, an online video website owned by the Group. The remaining 10 lawsuits were relating to online services the Group provided on the Xunlei download accelerator tool, cloud subscription and Gougou, a digital media content search engine previously owned by the Group.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group’s legal counsel. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 24 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses.

In May 2014, the Group entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and six major U.S. entertainment content providers, which are the members of MPAA. In January 2015, a number of MPAA member studios filed copyright infringement lawsuits against the Group with an aggregate amount of claimed damages of RMB 8.40 million (USD 1.37 million), and the cases are awaiting trial as of April 20, 2015. As the litigations remain in their preliminary stages, the Group is unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss. Further, subsequent to December 31, 2014, there were additional claims mainly with an aggregate amount of claimed damages of approximately RMB 2.17 million (USD 0.35 million) related to alleged copyright infringement made in the ordinary course of business against the Group. The Group has assessed that none of these claims that occurred between January 1, 2015 to April 20, 2015 will result in the amount accrued materially different from the range of reasonably possible losses in the consolidated financial statements of the Group.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.	Certain risks and concentration

PRC regulations

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online video and online advertising services. Specifically, foreign ownership in an internet content provider or other value-added telecommunication service providers may not exceed 50%. The Group conducts its operations in China principally through contractual arrangements among Giganology Shenzhen, its wholly-owned PRC subsidiary, and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct its resource discovery network, online video, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of its operations in China. The Company conducts all of its operations in China through, Shenzhen Xunlei, a variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. If the Company had direct ownership of Shenzhen Xunlei, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, its operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen’s unilateral termination right. None of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date.

Further, the Group believes that the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders are in compliance with PRC law and are legally enforceable. However, the Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. The PRC government may also require the Company to restructure the Group’s operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group’s business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Giganology Shenzhen or Shenzhen Xunlei.

As of December 31, 2014, the aggregate retained earnings and distributable reserves of VIE and VIE’s subsidiaries amounted to approximately USD 34,211 (2013: USD 32,296 thousand), which has been included in the consolidated financial statements.

As stated above, Shenzhen Xunlei holds assets that are important to the operation of the Group’s business, including patents for proprietary technology, related domain names and trademarks. If Shenzhen Xunlei or its subsidiaries falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct its business activities in China, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of Shenzhen Xunlei and its subsidiaries.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.	Certain risks and concentration (Continued)

PRC regulations (Continued)

Shenzhen Xunlei and its subsidiaries’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include intangible assets, purchased property and equipment. The balances of these assets held by the VIE and its subsidiaries are included in “copyrights related to content, current portion”, “property and equipment, net” and “intangible assets, net” in the consolidated balance sheet and specifically in the VIE table on the following page. The unrecognized revenue-producing assets mainly consist of license, patents, trademarks, and domain names which are not recorded in the financial statement as they didn’t meet the recognition criteria set in ASC 350-30-25. The licenses stated above primarily consist of licenses that grant the VIE and its subsidiaries the right to produce and broadcast internet, radio, and television programs. One of them is the ICP licenses as described in note 1.

As of December 31, 2014, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, patent applications are being examined by the State Intellectual Property Office of the PRC and also patent application is being reviewed by the United States Patent and Trademark Office.

As of December 31, 2014, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories including trademark registered with the United States Patent and Trademark Office and trademark registered with World Intellectual Property Organization.

As of December 31, 2014, Shenzhen Xunlei held one domain name that was recognized as an intangible asset and other domain names that are not recorded in the financial statements.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.	Certain risks and concentration (Continued)

PRC regulations (Continued)

The following consolidated financial information of the Group’s VIE and its subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
(In thousands)	2013	2014
Current assets:
Cash and cash equivalents	50,663	43,849
Short-term investments	31,298	28,575
Accounts receivable, net	35,592	29,248
Due from related parties	85	6
Deferred tax assets	750	1,358
Prepayments and other current assets	11,403	10,819
Copyrights related to content, current portion	14,230	15,333
Total current assets	144,021	129,188

Non-current assets:
Equity method investments	2,949	5,498
Deferred tax assets	6,756	8,262
Property and equipment, net	20,116	17,481
Intangible assets, net	13,083	21,632
Goodwill	—	23,237
Prepayments for content copyrights	2,483	1,694
Other long-term prepayments	2,554	5,852
Total non-current assets	47,941	83,656

Total assets	191,962	212,844

Current liabilities:
Accounts payables	62,603	49,771
Due to a related party	225	84
Deferred revenue and income, current portion	29,352	28,083
Income tax payable	2,581	2,554
Accrued liabilities and other payables	49,265	86,323
Total current liabilities	144,026	166,815

Non-current liabilities:
Deferred revenue and income, non-current portion	9,190	6,452
Total non-current liabilities	9,190	6,452

Total liabilities	153,216	173,267

	Years ended December 31,
(In thousands)	2012	2013	2014
Net revenue	140,532	174,594	179,590
Net income / (loss) attributable to Xunlei Limited	14,637	1,368	(5,730)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.	Certain risks and concentration (Continued)

PRC regulations (Continued)

	Years ended December 31,
(In thousands)	2012	2013	2014
Net cash provided by operating activities	59,379	92,580	70,822
Net cash used in investing activities	(33,675)	(66,243)	(78,335)
Net cash (used in) / provided by financing activities	(20,632)	2,487	856

	5,072	28,824	(6,657)

Foreign exchange risk

The Group’s financing activities are denominated mainly in the USD. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into the RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The revenues and expenses of the Company’s subsidiaries, consolidated VIE and its subsidiaries are generally denominated in the RMB and their assets and liabilities are denominated in the RMB.

Concentration of customer risk

The top 10 customers accounted for 20%, 14% and 16% of the net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

Credit risk

As of December 31, 2013 and 2014, substantially all of the Group’s cash and cash equivalents were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents.

Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

27.	Subsequent events

Restricted shares grant

In March 2015, 1,769,000 restricted shares had been granted to certain executive officers or employees of the Group.

Issuance of common shares

In January 2015, the Company issued to a depositary bank for American Depositary Shares, 10,991,120 common shares, which were reserved for the future exercise of share options or vesting of restricted shares.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.	Subsequent events (Continued)

Investments

In January 2015, the Group paid USD 1 million as the consideration to acquired 2.24% equity interests in 11.2 Capital I, L.P., a limited partnership which makes venture capital investments, principally by investing in and holding equity and equity-oriented securities of privately held companies, with a focus on companies that are primarily focused on enterprise technologies, next generation hardware and related technologies. This acquisition was closed on January 15, 2015.

In February 2015, the Group paid USD 647 thousand as the consideration to acquire 19.9% equity interests in Suzhou Heidisi Network Technology Co., Ltd., a company which develops and operates mobile game in the PRC. This acquisition was closed on March 11, 2015.

In March 2015, the Group paid USD 1.2 million as part of the consideration (total consideration was 2 million) for acquiring 15% equity interests in Xiamen Diensi Network Technology Co., Ltd., a company which provides domain name analysis services in the PRC. This acquisition was still in the process as of April 20, 2015.

Proposed disposal of business and assets in relation to Xunlei Kankan

On March 31, 2015, the Group entered into a legally binding framework agreement with Beijing Nesound International Media Corp., Ltd. (“Nesound”), an independent third party, to sell the Group’s online video streaming platform, Xunlei Kankan. Pursuant to the framework agreement, the Group agreed to dispose and Nesound agreed to acquire the business and assets in relation to Xunlei Kankan, together with 100% of equity interest of Shenzhen Xunlei Kankan Information Technologies Co., Ltd, for an aggregate cash consideration of RMB 130 million. Nesound has paid a deposit of RMB26 million as of the date of April 20, 2015. The completion of the transaction is subject to the signing of a definitive purchase agreement and fulfilling closing conditions contained therein, which may include the completion of a specific research and development project, the transfer of domain name, other assets and certain liabilities and businesses of Xunlei Kankan, and the application for the transfer of permits and licenses required for Xunlei Kankan’s operations. If the transaction fails to close due to the fault of either Xunlei or Nesound, including the failure to meet closing conditions, the responsible party shall be liable to pay a penalty of RMB52 million in addition to returning the deposit of RMB26 million.

28.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 2(cc)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 49,171 thousand and USD 59,760 as of December 31, 2013 and 2014, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIE and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

29.	Additional information: condensed financial statements of the Company

Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The Company records its investment in its subsidiaries, VIE and VIE’s subsidiaries under the equity method of accounting.

Such investments are presented on the separate condensed balance sheets of the Company as “Long-term investments”.

The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2014.

Condensed balance sheets

(In thousands)	December 31, 2013	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	28,863	309,457
Due from subsidiaries and consolidated VIEs	25,859	67,397
Prepayments and other current assets	653	6,709

Total current assets	55,375	383,563

Non-current assets:
Intangible assets, net	1,017	394
Investments in subsidiaries and consolidated VIEs	67,009	82,360

Total assets	123,401	466,317

Liabilities
Current liabilities:
Accounts payable	807	101
Deferred revenue and income, current portion	—	211
Accrued liabilities and other payables	924	2,328

Total current liabilities	1,731	2,640

Non-current liabilities:
Deferred revenue and income, non-current	—	842
Warrants liabilities	2,186	—
Due to related parties, non-current portion	—	4,137
Other long-term payable	—	807

Total liabilities	3,917	8,426

Commitments and contingencies
Mezzanine equity	40,290	—
Shareholders’ equity
Series C convertible non-redeemable preferred shares	1	—
Series B convertible non-redeemable preferred shares	8	—
Series A-1 convertible non-redeemable preferred shares	9	—
Series A convertible non-redeemable preferred shares	7	—
Common shares	15	82
Treasury shares 9,073,732 shares as at December 31, 2013 and 30,274,602 shares as at December 31, 2014	2	7
Other shareholders’ equity	79,152	457,802

Total Xunlei Limited’s shareholders’ equity	79,194	457,891

Total liabilities, mezzanine equity and shareholders’ equity	123,401	466,317

Condensed statements of operations

	Years ended December 31,
(In thousands)	2012	2013	2014
Revenues	—	—	—

Cost of revenues	(3,075)	(2,264)	(1,673)

Gross profit	(3,075)	(2,264)	(1,673)

Operating expenses
Research and development expenses	(1,369)	—	—
Sales and marketing expenses	(489)	(241)	—
General and administrative expenses	(1,315)	(972)	(996)

Total operating expenses	(3,173)	(1,213)	(996)

Operating loss	(6,248)	(3,477)	(2,669)

Interest income	1,089	706	6,171
Interest expense	—	—	(163)
Other (loss) / income, net	(885)	1,651	7,602
Income from subsidiaries and consolidated VIEs	6,547	11,782	(129)

Income before income tax	503	10,662	10,812
Income tax	—	—	—

Net income	503	10,662	10,812
Net income attributable to the non-controlling interest	—	—	—

Net income attributable to Xunlei Limited’s common shareholders	503	10,662	10,812

Condensed statement of cash flows

	Years ended December 31,
(In thousands)	2012	2013	2014
Cash flows from operating activities
Net cash generated from / (used in) operating activities	695	4,708	(41,485)
Cash flows from investing activities
Net cash used in investing activities	(37,302)	(3,843)	(10,333)
Cash flows from financing activities
Net cash generated from / (used in) financing activities	35,488	(2,242)	332,412

Net (decrease) / increase in cash and cash equivalents	(1,119)	(1,377)	280,594
Cash and cash equivalents at beginning of year	31,359	30,240	28,863
Effect of exchange rates on cash and cash equivalents	—	—	—

Cash and cash equivalents at end of year	30,240	28,863	309,457