Form 20-F/A
period 2014-12-31
Xunlei Ltd
filed 2015-05-20
CIK 1510593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 328,693,840 common shares as of December 31, 2014.

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2014, which was originally filed with the Securities and Exchange Commission on April 20, 2015 (the “2014 Form 20-F”), is being filed solely for the purposes of (1) filing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which exhibit was not previously filed, (2) adding the electronic signature of PricewaterhouseCoopers Zhong Tian LLP in the Report of Independent Registered Public Accounting Firm dated April 20, 2015, included in Item 8.A. and Item 18 in the 2014 Form 20-F and (3) making the following corrections to certain typographical errors: changing the total shareholders’ “Share-based compensation - others” from “7,532” to “7,644” and the total shareholders’ “Net income/(loss)” from “10,924” to “10,812” in the consolidated statements of changes in shareholders’ equity on page F-11 and changing “Adjustments to reconcile net income to net cash generated from operating activities – Deferred taxes” for the year ended December 31, 2014 from “1,897” to “1,856” and “Changes in operating assets and liabilities – Accrued liabilities and other payables” for the year ended December 31, 2014 from “4,793” to “4,752” in the consolidated statement of cash flows on page F-12. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing and furnishing as exhibits to this Amendment No. 1 the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, respectively.

This Amendment No. 1 speaks as of the filing date of the 2014 Form 20-F on April 20, 2015. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2014 Form 20-F or reflect any events that have occurred since April 20, 2015, when the 2014 Form 20-F was originally filed.

Item 18.	Financial Statements

The consolidated financial statements of Xunlei Limited, its subsidiaries and its variable interest entity and its subsidiaries are included at the end of this Amendment No. 1. See pages F-1 through F-86.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Eighth amended and restated memorandum and seventh amended and restated articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.3	Deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated June 23, 2014 (incorporated by reference to Exhibit 4.3 to the Registrant’s registration statement on Form F-1, as amended (File No. 333-196221), filed with the Securities and Exchange Commission on June 12, 2014)

4.1	Seventh amended and restated shareholders agreement among the Registrant and its subsidiaries, Shenzhen Xunlei Networking Technologies Co., Ltd. and its subsidiaries, shareholders of the Registrant and other parties thereto, dated April 24, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.2	Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of February 13, 2014 (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.3	Warrant issued by the Registrant to Xiaomi Ventures Limited dated as of March 5, 2014 (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.4	Warrant issued by the Registrant to Skyline Global Company Holdings Limited, dated as of March 5, 2014 (incorporated by reference to Exhibit 4.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.5	Supplemental agreement to Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of March 20, 2014 (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.6	Series E preferred share purchase agreement, among the Registrant, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and IDG Technology Venture Investment V, L.P., dated as of April 3, 2014 (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.7	2010 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.8	2013 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.9	2014 share incentive plan (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document

4.10	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan of the Registrant, dated March 20, 2014 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.11	Letter agreement signed by Leading Advice Holdings Limited in relation to 2014 share incentive plan of the Registrant, dated May 5, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.12	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan and 2014 share incentive plan of the Registrant, dated May 19, 2014 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.13	Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.14	Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.15	English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012, (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.16	English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.17	English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.18	English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.19	English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document

4.20	English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.21	English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.22	English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.23	English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.24	English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.25	English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.26	English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.27	English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.28	English translation of equity interests disposal agreement between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated November 15, 2006, as amended on May 10, 2011 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document

4.29	English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated December 24, 2013 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.30	Content protection agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd. and other parties thereto dated May 22, 2014 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.31*	English summary of Assets and Business Transfer Agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Science and Technology Co., Ltd. and Beijing Kingsoft Cloud Science and Technology Co., Ltd. dated September 2, 2014

8.1*	List of significant subsidiaries and variable interest entity of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the Securities and Exchange Commission on June 12, 2014)

12.1***	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2***	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.4*	Consent of PricewaterhouseCoopers, an independent registered public accounting firm

16.1*	Letter from PricewaterhouseCoopers to the SEC

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Annual Report on Form 20-F on April 20, 2015.
**	Furnished with this Amendment No. 1 on Form 20-F/A.
***	Filed with this Amendment No. 1 on Form 20-F/A.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Xunlei Limited

By:	/s/ Sean Shenglong Zou
	Name:	Sean Shenglong Zou
	Title:	Chairman and Chief Executive Officer

Date: May 20, 2015

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 20, 2015

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	December 31, 2013	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	4	93,906	404,275
Short-term investments	5	40,993	29,427
Accounts receivable, net	6	35,275	28,921
Deferred tax assets	22	1,185	2,091
Due from related parties	21	85	22
Prepayments and other current assets	7	6,319	14,560
Content copyrights, current portion	9	16,018	16,013

Total current assets		193,781	495,309

Non-current assets:
Long-term investments	10	2,949	5,498
Deferred tax assets	22	9,430	10,862
Property and equipment, net	8	20,208	17,519
Intangible assets, net	9	11,958	20,097
Goodwill	2(k), (l)	—	23,237
Prepayments for content copyrights	7	3,149	1,988
Other long-term prepayments and receivables	7	2,928	5,852

Total assets		244,403	580,362

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 62,603 and USD 49,771 as of December 31, 2013 and 2014, respectively)		39,820	40,204
Due to a related party (including due to a related party of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 225 and USD 84 as of December 31, 2013 and 2014, respectively)	21	225	84
Deferred revenue and income, current portion (including deferred revenue and income, current portion of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 29,352 and USD 28,083 as of December 31, 2013 and 2014, respectively	11	29,352	28,294
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 2,581 and USD 2,554 as of December 31, 2013 and 2014, respectively)		2,581	2,554

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	December 31, 2013	December 31, 2014
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 49,265 and USD 86,323 as of December 31, 2013 and 2014, respectively)	12	33,407	31,415

		105,385	102,551

Liabilities
Non-current liabilities:
Deferred revenue and income, non-current portion (including deferred revenue and income, non-current portion of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 9,190 and USD 6,452 as of December 31, 2013 and 2014, respectively)	11	9,190	7,294
Deferred tax liability, non-current portion	22	8,074	8,552
Warrants liabilities	14	2,186	—
Due to related parties, non-current portion	17, 21	—	4,137
Other long-term payable	17	—	807

Total liabilities		124,835	123,341

Commitments and contingencies	25
Mezzanine equity
Series D convertible redeemable preferred shares USD 0.00025 par value, 18,000,000 shares authorized, 10,580,397 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	14	40,290	—

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Note	December 31, 2013	December 31, 2014
Equity
Series C convertible non-redeemable preferred shares USD0.00025 par value, 5,728,264 shares authorized, 5,728,264 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	15	1	—
Series B convertible non-redeemable preferred shares USD0.00025 par value, 30,308,284 shares authorized, 30,308,284 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	15	8	—
Series A-1 convertible non-redeemable preferred shares USD0.00025 par value, 36,400,000 shares authorized, 36,400,000 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	15	9	—
Series A convertible non-redeemable preferred shares USD0.00025 par value, 27,932,000 shares authorized, 26,416,560 shares issued and outstanding as at December 31, 2013 and nil as at December 31, 2014	15	7	—
Common shares USD0.00025 par value, 195,504,449 shares authorized, 70,521,104 shares issued and 61,447,372 shares outstanding as at December 31, 2013; 1,000,000,000 shares authorized, 357,886,089 shares issued and 327,611,487 shares outstanding as at December 31, 2014	16	15	82
Additional paid-in-capital		61,634	446,202
Accumulated other comprehensive income		6,003	5,894
Statutory reserves		4,478	5,132
Treasury shares 9,073,732 shares and 30,274,602 shares as at December 31, 2013 and 2014, respectively	16	2	7
Retained earnings		7,037	574

Total Xunlei Limited’s shareholders’ equity		79,194	457,891

Non-controlling interest	18	84	(870)

Total liabilities, mezzanine equity and shareholders’ equity		244,403	580,362

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive income

(Amounts expressed in thousands of USD, except for number of shares and per share data)		Years ended December 31,
	Note	2012	2013	2014
Revenues, net of rebates and discounts	2(q)	148,200	180,244	182,887
Business taxes and surcharges		(7,679)	(5,650)	(3,358)

Net revenues		140,521	174,594	179,529
Cost of revenues	13	(84,012)	(93,260)	(98,459)

Gross profit		56,509	81,334	81,070
Operating expenses
Research and development expenses		(20,357)	(28,832)	(35,287)
Sales and marketing expenses		(20,219)	(26,610)	(29,253)
General and administrative expenses		(18,474)	(23,073)	(29,960)

Total operating expenses		(59,050)	(78,515)	(94,500)

Net gain from exchanges of content copyrights	2(r)	4,666	1,020	1,556

Operating income / (loss)		2,125	3,839	(11,874)

Interest income		1,377	1,189	6,733
Interest expense		(1,400)	—	(163)
Other income, net	24	564	4,679	13,966
Share of (loss) / income from an equity investee		(45)	25	(259)

Income before income tax		2,621	9,732	8,403
Income tax benefit / (expense)	22	(2,239)	647	1,459

Net income		382	10,379	9,862
Less: net loss attributable to the non-controlling interest		(121)	(283)	(950)

Net income attributable to Xunlei Limited		503	10,662	10,812
Allocation of net income to participating preferred shareholders		—	(4,094)	—
Beneficial conversion feature of Series C convertible preferred shares from their modifications	15	(286)	—	—
Deemed contribution from Series C preferred shareholders	15	2,979	—	—
Accretion of Series D to convertible redeemable preferred shares redemption value	14	(3,509)	(4,300)	(1,870)
Contingent beneficial conversion feature of series C to one Series C shareholder	14	—	—	(57)
Deemed dividend to Series D shareholder from its modification	14	—	—	(279)
Accretion of Series E to convertible redeemable preferred shares redemption value	14	—	—	(12,754)
Amortization of beneficial conversion feature of Series E	14	—	—	(4,139)
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering		—	—	(49,346)
Deemed dividend to certain shareholders from repurchase of shares	17	—	—	(14,926)
Deemed dividend to preferred shareholders upon initial public offering	14, 15	—	—	(32,807)

Net (loss) / income attributable to Xunlei Limited’s common shareholders		(313)	2,268	(105,366)

Net income		382	10,379	9,862
Other comprehensive income / (loss): Foreign currency translation adjustment, net of tax		490	2,775	(114)

Comprehensive income		872	13,154	9,748

Less: comprehensive income attributable to non-controlling interest shareholders		(120)	(276)	(955)

Xunlei Limited

Consolidated Statements of Comprehensive income (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share data)		Years ended December 31,
	Note	2012	2013	2014
Comprehensive income attributable to Xunlei Limited		992	13,430	10,703
Basic net (loss) / income per share attributable to Xunlei Limited	20	(0.01)	0.04	(0.54)
Weighted average number of common shares outstanding—basic	20	61,447,372	61,447,372	194,711,227
Diluted net (loss) / income per share attributable to Xunlei Limited	20	(0.01)	0.01	(0.54)
Weighted average number of common shares outstanding—diluted	20	61,447,372	76,065,898	194,711,227

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated statements of changes in shareholders’ equity

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	reserves	income	equity	interest
Balance at December 31, 2011	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	—	—	60,000	2,324	3,142	2,746	68,252	480
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,233	—	—	—	2,233	—
Beneficial conversion feature (“BCF”) of Series C convertible preferred shares from their modifications	—	—	—	—	—	—	—	—	—	—	—	—	286	(286)	—	—	—	—
Deemed contribution from Series C preferred shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(2,979)	2,979	—	—	—	—
Series D preferred shares accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,509)	—	—	(3,509)	—
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	503	—	—	503	(121)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	489	489	1

Balance at December 31, 2012	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	—	—	59,540	2,011	3,142	3,235	67,968	360
Issuance of common shares	—	—	—	—	—	—	—	—	—	—	9,073,732	2	(2)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,096	—	—	—	2,096	—
Series D preferred shares accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,300)	—	—	(4,300)	—
Statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,336)	1,336	—	—	—
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	10,662	—	—	10,662	(283)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,768	2,768	7

Balance at December 31, 2013	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	9,073,732	2	61,634	7,037	4,478	6,003	79,194	84

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated statements of changes in shareholders’ equity (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	reserves	income	equity	interest
Balance at December 31, 2013	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	9,073,732	2	61,634	7,037	4,478	6,003	79,194	84
Accretion of Series D to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—	(717)	(1,153)	—	—	(1,870)	—
BCF upon Series E tranche 1	—	—	—	—	—	—	—	—	—	—	—	—	52,377	—	—	—	52,377	—
BCF upon Series E tranche 2	—	—	—	—	—	—	—	—	—	—	—	—	1,109	—	—	—	1,109	—
Accretion of Series E to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—	(10,229)	(2,525)	—	—	(12,754)	—
Amortisation of BCF of Series E	—	—	—	—	—	—	—	—	—	—	—	—	(3,206)	(933)	—	—	(4,139)	—
Contingent beneficial conversion feature of series C to one Series C shareholder	—	—	—	—	—	—	—	—	—	—	—	—	57	(57)	—	—	—	—
Deemed dividend of Series D convertible preferred shares from their modifications	—	—	—	—	—	—	—	—	—	—	—	—	—	(279)	—	—	(279)	—
Repurchase of preferred shares and common shares	—	—	(3,756,065)	(1)	(591,451)	—	(477,180)	—	(14,664,637)	(4)	—	—	(47,403)	(11,674)	—	—	(59,082)	—
Acceleration of amortisation of BCF of Series E upon initial public offering (“IPO”)	—	—	—	—	—	—	—	—	—	—	—	—	(49,346)	—	—	—	(49,346)	—
Deemed dividend to preferred shareholders upon IPO	—	—	—	—	—	—	—	—	—	—	—	—	(32,807)	—	—	—	(32,807)	—

Xunlei Limited

Consolidated statements of changes in shareholders’ equity (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in capital	Retained earnings	Statutory reserves	Accumulated other comprehensive income	Total shareholders’ equity	Non- controlling interest
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common shares and conversion of preferred shares upon IPO	(5,728,264)	(1)	(26,552,219)	(7)	(35,808,549)	(9)	(25,939,380)	(7)	277,834,210	71	—	—	470,712	—	—	—	470,759	—
IPO expenses	—	—	—	—	—	—	—	—	—	—	—	—	(4,216)	—	—	—	(4,216)	—
Issuance of common shares for share incentive plans	—	—	—	—	—	—	—	—	—	—	24,195,412	5	(5)	—	—	—	—	—
Exercised share options	—	—	—	—	—	—	—	—	1,431,320	—	(1,431,320)	—	295	—	—	—	295	—
Vested restricted shares	—	—	—	—	—	—	—	—	1,563,222	—	(1,563,222)	—	—	—	—	—	—	—
Share-based compensation - replacement awards in the acquisition of Kingsoft Cloud Storage business	—	—	—	—	—	—	—	—	—	—	—	—	303	—	—	—	303	—
Share-based compensation - others	—	—	—	—	—	—	—	—	—	—	—	—	7,644	—	—	—	7,644	—
Statutory Reserve	—	—	—	—	—	—	—	—	—	—	—	—	—	(654)	654	—	—	—
Components of comprehensive income:
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	10,812	—	—	10,812	(949)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(109)	(109)	(5)

Balance at December 31, 2014	—	—	—	—	—	—	—	—	327,611,487	82	30,274,602	7	446,202	574	5,132	5,894	457,891	(870)

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for number of shares and per share data)	Years ended December 31,
	2012	2013	2014
Cash flows from operating activities
Net income	382	10,379	9,862
Adjustments to reconcile net income to net cash generated from operating activities
—Depreciation of property and equipment	3,994	5,112	6,500
—Amortization of intangible assets	50,578	38,314	38,741
—Allowance for doubtful accounts	3,700	4,921	1,767
—Loss on disposal of property and equipment	5	—	—
—Gain from barter transactions	(7,472)	(2,059)	(4,428)
—Share-based compensation	2,233	2,096	7,644
—Increase/(decrease) in fair value of warrants	710	(1,531)	(8,054)
—Share of loss / (income) from equity investee	45	(25)	259
—Investment income on short-term investments	(2)	(356)	(317)
—Impairment of intangible assets	—	808	—
—Loss on exchange of warrants	—	—	405
—Deemed disposal gain of long-term investments	—	—	(449)
—Interest expense accrued for long-term payable	—	—	163
—Deferred taxes	(123)	(822)	(1,856)
—Deferred government grants	(1,363)	(1,284)	(2,059)
Changes in operating assets and liabilities:
—Accounts receivable	(17,831)	13,655	4,699
—Prepayments and other assets	(458)	(333)	(9,180)
—Due from/to related parties	310	(96)	(168)
—Accounts payable	3,428	5,924	2,569
—Deferred revenue	8,543	12,630	(2,643)
—Income tax payable	2,362	116	(5)
—Accrued liabilities and other payables	10,873	(1,916)	4,752

Net cash generated from operating activities	59,914	85,533	48,202

Cash flows from investing activities
Acquisition of property and equipment	(7,447)	(7,372)	(7,770)
Proceeds from disposal of fixed assets	5	—	—
Purchase of short-term investments	(6,523)	(246,153)	(330,471)
Proceeds from disposal of short-term investments	2	213,506	341,792
Purchase of intangible assets	(32,554)	(36,005)	(38,056)
Acquisition of long-term investments	(952)	(1,390)	(2,359)
Acquisition of Kingsoft Cloud Storage business	—	—	(33,000)
Loans to employees	(2,021)	(856)	(767)
Advance to or repayment of advance from a shareholder	—	(82)	85

Net cash used in investing activities	(49,490)	(78,352)	(70,546)

Cash flows from financing activities
Issuance of Series D preferred shares	32,481	—	—
Issuance of Series D warrants	3,007	—	—
Issuance of Series E preferred shares	—	—	275,314
Issuance of Series E warrants	—	—	34,686
Payment of Series E financing expenses	—	—	(343)
Repurchase of shares	—	—	(69,303)
Proceeds from initial public offering (net of underwriters’ commissions of USD 7,066)	—	—	93,881
Payment of initial public offering expenses	—	—	(3,504)
Prepayment for share repurchase plan	—	—	(1,000)
Proceeds from bank borrowings	20,519	—	—
Repayment of bank borrowings	(41,151)	—	—
Governments grants received	2,836	2,487	856
Proceeds from exercise of vested share options	—	—	1,523
Initial public offering expenses reimbursement received	—	—	1,158

Net cash generated from financing activities	17,692	2,487	333,268

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for number of shares and per share data)	Years ended December 31,
	2012	2013	2014
Net increase in cash and cash equivalents	28,116	9,668	310,924
Cash and cash equivalents at beginning of year	53,349	81,906	93,906
Effect of exchange rates on cash and cash equivalents	441	2,332	(555)

Cash and cash equivalents at end of year	81,906	93,906	404,275

Supplemental disclosure of cash flow information
Interests paid	1,438	—	—
Income tax paid	—	—	241
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	1,344	4,157	240
—Initial public offering expenses in form of other payables	—	—	712
—Purchase of intangible assets in form of accounts payable	25,048	25,695	21,860
—Acquisition of intangible assets in form of barter transactions	6,650	4,058	4,030
—Beneficial Conversion Feature of Series C convertible preferred shares from their modifications	286	—	—
—Deemed contribution from Series C preferred shareholders	(2,979)	—	—
—Accretion to Series D preferred shares redemption value	3,509	4,300	1,870
—Contingent beneficial conversion feature of series C to one Series C shareholder	—	—	57
—Deemed dividend to Series D shareholder from its modification	—	—	279
—Accretion of Series E to convertible redeemable preferred shares redemption value	—	—	12,754
—Amortization of beneficial conversion feature of Series E	—	—	4,139
—Deemed dividend to certain shareholders from repurchase of shares	—	—	14,926
—Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering			49,346
—Deemed dividend to preferred shareholders upon initial public offering			32,807

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

For other long-lived assets, the Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If the Group identifies an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The impairment of online game license were USD nil, USD 808 thousand and USD 808 thousand as of December 31, 2012, 2013 and 2014, respectively.

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

Full-time employees of the Company’s subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which are expensed as incurred, were USD1,930 thousand, USD3,243 thousand and USD 3,818 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Dividends paid by the PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax (“WHT”) on dividends is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. The 10% WHT is applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of these two companies derived after January 1, 2008. Up to December 31, 2014, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that it has no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued as of December 31, 2013 and 2014. The undistributed earnings from the Group’s PRC entities as of December 31, 2013 and 2014 amounted to USD 31,385 thousand and USD 38,393 thousand, respectively. An estimated foreign withholding taxes of USD 3,138 thousand and USD 3,839 thousand would be due if these earnings were remitted as dividends as of December 31, 2013 and 2014, respectively.

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

The reconciliation of total tax (benefit) / expense computed by applying the respective statutory income tax rates to pre-tax (loss) / income is as follows:

	Years ended December 31,
(In thousands)	2012	2013	2014
Income tax (benefit) / expense at PRC statutory rate (based on statutory tax rate applicable to enterprises in Shenzhen, China)	655	2,433	2,129
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	2,074	667	(838)
Non-deductible expenses	53	102	714
Effect of Super Deduction available to Shenzhen Xunlei	(2,274)	(1,763)	(1,365)
Effect of tax holiday	(2,073)	(4,638)	(2,784)
Change in valuation allowance of deferred tax assets	6	—	291
Effect on deferred tax assets due to change in tax rates	(437)	1,764	(103)
Outside basis difference arising from VIE and its subsidiaries in the PRC	4,217	713	478
Expiration of tax loss	—	31	51
Others	18	44	(32)

Income tax expense / (benefit)	2,239	(647)	(1,459)

The tax effects of temporary differences that give rise to the deferred tax asset and liability balances at December 31, 2013 and 2014 are as follows:

(In thousands)	December 31, 2013	December 31, 2014
Deferred tax assets, current portion:
Net operating loss carried forward (Note a)	50	315
Amortization of intangible assets arising from intragroup transactions (Note b)	69	69
Amortization of content copyrights (Note c)	1,033	1,675
Impairment of online game licenses	33	32

Deferred tax assets, current portion, net	1,185	2,091

Deferred tax assets, non-current portion:
Net operating loss carried forward (Note a)	3,676	6,103
Allowance for doubtful accounts	1,311	796
Amortization of intangible assets arising from intragroup transactions (Note b)	175	105
Impairment of online game licenses	49	16
Amortization of Content Copyrights (Note c)	4,219	4,133
Valuation allowance	—	(291)

Deferred tax assets, non-current portion, net	9,430	10,862

Deferred tax liability, non-current portion:
Outside basis difference (Note d)	(8,074)	(8,552)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Note a:	As of December 31, 2014, the Group had tax loss carryforwards of USD 24,509 thousand, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

(In thousands)
2015	1,259
2016	1,784
2017	1,971
2018	9,638
2019 and thereafter	9,857

24,509

Note b:	Before 2008, Giganology Shenzhen sold several self-developed software at a market valuation of approximately RMB42 million to Shenzhen Xunlei. Shenzhen Xunlei was entitled to capitalize the amounts as intangible assets for tax purposes and the respective amortization charges could be entitled to claim tax deduction. As a result, this transaction had created a temporary difference between the accounting base (on a group basis) and the tax base (on Shenzhen Xunlei standalone basis) and led to origination of a deferred tax asset.
Note c:	As mentioned in Note 2(m), the Group adopts certain accelerated amortization methods for amortization of certain Content Copyrights for accounting purposes, while straight- line method is adopted for PRC tax reporting. Accordingly, the differences have led to origination of temporary differences.
Note d:	The deferred tax liabilities arising from the aggregate retained earnings and reserves of the VIE and its subsidiaries that are expected to be recovered by Giganology Shenzhen and other affiliates of the Group in the future periods, amounted to USD 32,296 thousand and USD 34,210 thousand as of December 31, 2013 and 2014, respectively.

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2012	2013	2014
Beginning balance	(37)	(43)	—
Additions	(6)	—	(291)
Write-off	—	43	—

Ending balance	(43)	—	(291)

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

As of December 31, 2014, the aggregate retained earnings and distributable reserves of VIE and VIE’s subsidiaries amounted to approximately USD 34,210 thousand (2013: USD 32,296 thousand), which has been included in the consolidated financial statements.

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

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 2(cc)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 49,171 thousand and USD 59,760 thousand as of December 31, 2013 and 2014, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIE and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

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