Form 20-F
period 2015-12-31
Xunlei Ltd
filed 2016-04-21
CIK 1510593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35224

Xunlei Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road, Nanshan District
Shenzhen, 518057
People’s Republic of China
(Address of principal executive offices)

Tao Thomas Wu, Chief Financial Officer
Telephone: +86-755-3391-2900
Email: tom.wu@xunlei.com
7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road,
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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 339,319,115 common shares as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐         Accelerated filer ☒           Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” or “Xunlei” refers to Xunlei Limited, a Cayman Islands company, its subsidiaries, its variable interest entity, or VIE, and the VIE’s subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“digital media content” refers to videos, music, games, software and documents transmitted in digital form;

•	“monthly active users” refers to the number of internet users who activated and used a Xunlei acceleration product for at least 60 minutes within a month; under this method, a user that activated and used multiple Xunlei acceleration products with the same user information would count only once no matter how many times such user activated and used the acceleration products;

•	“monthly unique visitors,” in relation to our platform, refers to the number of different individual visitors who accessed Xunlei products (including websites and software) on our platform from the same computer at least once within a month; under this method, a user who accessed Xunlei products from two different computers would count as two unique visitors;

•	“shares” or “common shares” refers to our common shares, par value US$0.00025 per share;

•	“ADSs” refers to our American depositary shares, each representing five common shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. On December 31, 2015, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4778 to US$1.00.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income/(loss) from continuing operations for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income/(loss) from continuing operations for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheets data as of December 31, 2012 and 2013, reflect the impact of retrospective adjustments for our divestiture of Xunlei Kankan, which has been classified as discontinued operations. We have not included the consolidated balance sheet data as of December 31, 2011 as such information is not available on a basis that is consistent with the consolidated financial information available for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and cannot be obtained without unreasonable effort or expense. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
(in thousands of US$, except for share, per share and per ADS data)	2011	2012	2013	2014	2015
Revenues, net of rebates and discounts	35,648	71,545	122,031	135,812	129,996
Business tax and surcharges	(4,014)	(5,379)	(3,904)	(1,878)	(361)
Net Revenues	31,634	66,166	118,127	133,934	129,635
Cost of revenues	(14,662)	(31,875)	(50,258)	(55,755)	(60,034)
Gross profit	16,972	34,291	67,869	78,179	69,601
Operating expenses(1)
Research and development expenses	(10,974)	(18,340)	(21,740)	(29,252)	(38,250)
Sales and marketing expenses	(9,266)	(15,933)	(9,848)	(13,527)	(15,042)
General and administrative expenses	(11,732)	(2,675)	(18,663)	(26,945)	(28,774)
Total operating expenses	(31,972)	(36,948)	(50,251)	(69,724)	(82,066)
Operating (loss)/income	(15,000)	(2,657)	17,618	8,455	(12,465)
Interest income	270	1,377	1,189	6,733	5,833
Interest expense	(339)	(1,400)	—	(163)	(239)
Other income, net	1,415	564	4,679	13,966	3,627
Shares of (loss)/income from equity investees	(7)	(45)	25	(259)	(12)
(Loss)/income from continuing operations before income tax	(13,661)	(2,161)	23,511	28,732	(3,256)
Income tax benefit/(expense)	2,816	(2,111)	(560)	(463)	886
Net (loss)/income from continuing operations	(10,845)	(4,272)	22,951	28,269	(2,370)
Discontinued operations
Income/(Loss) from discontinued operations	11,867	4,782	(13,779)	(20,330)	(10,048)
Income tax (expense)/benefit	(1,033)	(128)	1,207	1,923	(2,048)
Net income/(loss) from discontinued operations	10,834	4,654	(12,572)	(18,407)	(12,096)
Net (loss)/income	(11)	382	10,379	9,862	(14,466)
Less: net loss attributable to the non-controlling interest	(1)	(121)	(283)	(950)	1,299
Net (loss)/income attributable to Xunlei Limited	(10)	503	10,662	10,812	(13,167)
Beneficial conversion feature of series C convertible preferred shares from their modification	—	(286)	—	—	—
Deemed contribution from series C preferred shareholders	—	2,979	—	—	—
Contingent beneficial conversion feature of series C to a series C shareholder	—	—	—	(57)	—
Deemed dividend to series D shareholder from its modification	—	—	—	(279)	—
Accretion of series D to convertible redeemable preferred shares redemption value	—	(3,509)	(4,300)	(1,870)	—
Accretion of series E to convertible redeemable preferred shares redemption value	—	—	—	(12,754)	—
Amortization of beneficial conversion feature of series E	—	—	—	(4,139)	—
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	—	—	—	(49,346)	—
Deemed dividend to certain shareholders from repurchase of shares	—	—	—	(14,926)	—
Deemed dividend to preferred shareholders upon initial public offering	—	—	—	(32,807)	—
Allocation of net income to participating preferred shareholders	—	—	(4,094)	—	—
Net (loss)/income attributable to Xunlei Limited’s common shareholders	(10)	(313)	2,268	(105,366)	(13,167)
Weighted average number of common shares outstanding
Basic	59,143,208	61,447,372	61,447,372	194,711,227	335,987,595
Diluted	59,143,208	61,447,372	76,065,898	194,711,227	335,987,595
Net (loss)/income per share attributable to Xunlei Limited from continuing operations
Basic	(0.45)	(0.13)	0.24	(0.45)	(0.00)
Diluted	(0.45)	(0.13)	0.18	(0.45)	(0.00)
Net income/(loss) per share attributable to Xunlei Limited from discontinued operations
Basic	0.45	0.14	(0.20)	(0.09)	(0.04)
Diluted	0.45	0.14	(0.17)	(0.09)	(0.04)
Net loss attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic				(2.70)	(0.20)
Diluted				(2.70)	(0.20)

* We sold our Xunlei Kankan business in July 2015. As a result, Xunlei Kankan is accounted for as discontinued operations and our consolidated statements of comprehensive income/(loss) in this annual report separates the discontinued operations from our remaining business operations for all years presented.

Note:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
(in thousands of US$)	2011	2012	2013	2014	2015
Research and development expenses	898	1,085	973	1,171	2,896
Sales and marketing expenses	73	46	43	66	131
General and administrative expenses	1,128	1,102	1,080	6,407	6,701
Total share-based compensation expenses	2,099	2,233	2,096	7,644	9,728

(2)	Each ADS represents five common shares. Net income/(loss) attributable to holders of common shares of Xunlei Limited per ADS is calculated based on net income/(loss)/ per share attributable to Xunlei Limited and multiplied by five.

(in thousands of US$)	2012	2013	2014	2015
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	81,906	93,906	404,275	361,777
Short-term investments	6,523	40,993	29,427	70,328
Total current assets	163,830	193,781	501,930	457,653
Total assets	202,204	244,403	580,362	538,361

Accounts payables (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 24,504 and USD 33,262 as of December 31, 2014 and 2015, respectively)	31,834	39,820	14,937	21,736
Total current liabilities	79,544	105,385	103,020	76,736
Total liabilities	97,886	124,835	123,341	93,680
Mezzanine equity	35,990	40,290	—	—
Total Xunlei Limited’s shareholders’ equity	67,968	79,194	457,891	446,749
Non-controlling interest	360	84	(870)	(2,068)
Total liabilities, mezzanine equity and shareholders’ equity	202,204	244,403	580,362	538,361

	For the Year Ended December 31,
(in thousands of US$)	2011	2012	2013	2014	2015
Selected Cash Flow Statement Data:
Net cash generated from operating activities	18,277	59,914	85,533	48,202	13,764
Net cash used in investing activities	(36,875)	(49,490)	(78,352)	(70,546)	(54,982)
Net cash generated from financing activities	50,032	17,692	2,487	333,268	5,030
Net increase/(decrease) in cash and cash equivalents	31,434	28,116	9,668	310,924	(36,188)
Effect of exchange rates on cash and cash equivalents	562	441	2,332	(555)	(6,310)
Cash and cash equivalents at beginning of year	21,353	53,349	81,906	93,906	404,275
Cash and cash equivalents at end of year	53,349	81,906	93,906	404,275	361,777

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have a relatively limited operating history. We launched our core product, Xunlei Accelerator, in 2004 and cloud acceleration subscription services in 2009 to enable users to quickly access and consume digital media content. These cloud acceleration products have rapidly achieved nationwide popularity in the past few years. Coupled with our core products and services, we provide a range of internet value-added services. Revenues from our cloud acceleration subscription services have significantly increased since 2009 while revenues from our online advertising and other internet value-added services have increased steadily over the years. However, our business model is currently undergoing significant innovation and transition, including the streamlining of our businesses and more importantly, our continued transition to mobile internet, and our efforts to launch and expand the offering of new services and projects. For example, although our mobile acceleration plug-in has been officially adopted by Xiaomi’s operating systems and installed on Xiaomi phones, and we intend to explore relationships with more smartphone makers to achieve broader acceptance of the Xunlei mobile products, we have not yet formed significant business partnerships with major smartphone makers other than Xiaomi, and cannot assure you that our mobile strategy will succeed.

We are also devoting significant energy and resources to continue to develop our ongoing innovation in crowdsourcing for idle uplink capacity and potentially storage from our users, which we refer to as Project Crystal or our cloud computing project. Our cloud computing project targets to utilize our users’ computing power for capacity and storage in the same way our traditional acceleration products utilize users’ idle uplink establishing and indexing files. The project is still in its early stages. We are still making significant financial and managerial investments in this project and have not generated significant revenues from it, and cannot assure you as to its future prospects. Furthermore, the technology supporting our cloud computing project is relatively new and is still under improvement. Any failure in our development of this technology could lead to unsatisfactory project outcomes and could significantly and adversely impact our results.

In addition, as part of our initiative to streamline existing businesses, we have sold our entire stake in our online video streaming platform, Xunlei Kankan, in July 2015 for a consideration of RMB130 million. Although we expect benefits such as a more streamlined, efficient business model and reduced content costs as a result of the sale of Xunlei Kankan, Xunlei Kankan contributed to a significant portion of our revenues in the past, and the sale of the business has resulted in reduced revenue although at the same time it also reduces our need to make further investment in this line of business.

Furthermore, our PC-based download acceleration subscriptions have declined recently, partly due to the ongoing and increased government scrutiny of internet content in China. Although we continue to enhance and update our products in order to make them attractive to our subscribers, our efforts may not be successful. Our subscriber base declined from 5.1 million as of December 31, 2013 to 4.9 million as of December 31, 2014. Although our subscriber base increased again to 5.0 million as of December 31, 2015, such an upward trend may not sustain. See “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.” and “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China, recently strengthened, may adversely affect our business, and we may be liable for the digital media content on our platform.”

Due to the abovementioned factors, our historical growth rate may not be indicative of our future performance, and we cannot assure you that we will grow at the same rate as we did in the past, if at all.

We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.

Our platform had approximately 196 million monthly unique visitors in December 2015, excluding the monthly unique visitors to Xunlei Kankan, according to our internal record. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

Our number of subscribers has recently experienced a decline partly due to the increasing scrutiny over internet content from the Chinese government, and may experience further downward pressure in the future. With a government campaign against inappropriate internet content launched in April 2014, we have had to increase the monitoring of content on our platform. All the measures we adopt in response to increasing regulatory scrutiny may materially and adversely affect user experience on our platform and make our services less attractive to our subscribers, leading to a decline in the number of subscribers. We saw a reduction in the number of total subscribers from 5.1 million as of December 31, 2013 to 4.9 million as of December 31, 2014, and permitted temporary suspension of services by about 350,000 existing subscribers as of December 31, 2014. Although the number of total subscribers increased again to 5.0 million as of December 31, 2015 and the permitted temporary suspension of services reduced to 281,000 existing subscribers as of December 31, 2015, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a further decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China, recently strengthened, may adversely affect our business, and we may be liable for the digital media content on our platform.”

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

Although we have not begun monetizing our mobile products other than mobile advertising in 2015, if we are unable to attract and retain the increasing number of users who access our products through mobile devices, or if we are slower than our competitors in developing attractive services adaptable for mobile devices, we may fail to capture a significant share of an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of users who access our services through mobile devices, we may not be able to successfully monetize them in the future. For example, because of the inherent limitations of mobile devices, we may not be able to provide as many kinds of products on mobile devices as we do on PC, which may limit the monetization potential of our mobile products and services.

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

In addition, user demand for internet content may also shift over time. Currently, internet users appear to have significant demand for multimedia acceleration, online games and online streaming services, and we expect such demand to continue. However, we cannot assure you that the behavior of internet users will not change in the future. If we do not upgrade our services in response to changes in user demand in an effective and timely manner, the number of our users and advertisers may decrease. Furthermore, changes in technologies and user demand may require substantial capital expenditures in product development and infrastructure. To further expand our user base and offer our users a wider range of access points, we are expanding our business to mobile devices in part through potentially pre-installed acceleration products in mobile phones. In addition, we are continually developing and upgrading products and services, including our cloud computing project, which is expected to utilize the idle capacity of our users, and seeking strategic cooperation with hardware manufacturers such as smartphone makers, which may require significant resources from us. However, if we are not able to perfect our new technologies or to achieve the intended results or if our innovations cannot respond to the needs of our users or if our users are not attracted to our upgraded or new products and services, we may not be able to maintain or expand our user base, and our business, results of operations and prospects may be materially and adversely affected.

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

In May 2014, we entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and six major U.S. entertainment content providers, which are the members of MPAA. Under this agreement, we agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. Among these content protection measures, we agreed to (1) implement a filtering system that will be applied to these content providers’ video content, (2) filter these content providers’ video content prior to making any such content available to our users through our websites or client applications, (3) adopt state-of-the-art fingerprinting-based filtering technologies, (4) cooperate with these content providers going forward to ensure the effectiveness of our content protection measures, and (5) incorporate additional content protection measures to the extent that they are necessary to effectively protect against copyright infringement. We may not be able to fulfill all of our obligations under such agreement in a timely manner, due to a variety of factors which may be outside of our control. In addition, even if we comply with all of our obligations under the content protection agreement, the implementation of content protection measures may affect our users’ experience or otherwise make our services and products less competitive than those of our competitors, which could in turn materially and adversely affect our business, financial condition and results of operations. In January 2015, a number of MPAA member studios filed copyright infringement lawsuits against us in the Shenzhen Nanshan District Court in China, and, as of the date of this annual report, those cases are awaiting decisions of first instance. Although we expect that the outcome of these lawsuits would not have a substantial negative impact on our financials, we cannot provide you with any estimate as to such outcome or assure you that it would not have material adverse impact upon our business. Even if we won the court ruling for these current proceedings or ultimately reached settlement with MPAA and the relevant members, we cannot assure you that any of these parties would not initiate other proceedings against us. Also see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain content and games in our network or on one or more of our websites infringe their copyrights or the copyrights of third parties. These notices may threaten to take legal actions against us or request us to cease distribution, marketing or displaying such content or games on our network or websites. Claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, such as the legal proceeding initiated by MPAA members or any potential legal proceedings that may be initiated by, for example, the Motion Picture Association Inc., with or without merit, may lead to damage awards and/or court orders, diversion of our management’s attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects. In addition, a significant number of these claims relate to content on Xunlei Kankan. We have completed our sale of Xunlei Kankan to a third party buyer in July 2015. As a result, our exposure to claims in relation to intellectual property have significantly decreased, although we still expect to face a number of copyright infringement claims and other related claims in the future in relation to our other products and services.

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

We may not have obtained licenses for all digital media content available via our services and the scope of the licenses we obtained for certain content may not be broad enough to cover all the methods we currently employ to distribute, market or display such content. For digital media content we have lawfully obtained from an authorized licensor, we may not be able to timely detect the expiration of the licensing period of certain of the content available via our services and disable access to such content via our services in a timely manner. We have been involved in litigations based on allegations from rights owners that we have infringed their copyright interests in such content. Assisted by our intellectual property team dedicated to copyright protection, for example, we have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review the content we license before it is released and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder. See also “Item 4. Information on the Company—B. Business—Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content accessible through our resource discovery network and other services, we generally do not seek to identify infringing content absent receiving any notice of infringement. We have successfully completed our sale of Xunlei Kankan to a third party buyer in July 2015. As a result, our exposure to claims in relation to intellectual property have significantly decreased, and we expect to adjust our monitoring procedures in relation to intellectual property and devote more resources to the monitoring of content accessible via our core services. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.”

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

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or for other reasons. We have attracted and expect to continue to attract attention from intellectual property owners outside of China, despite our efforts to control access to our products and services by users outside China. For example, the Recording Industry Association of America filed a letter with the Office of the United States Trade Representative in November 2010 accusing certain of our divested or discontinued products of facilitating intellectual property infringement. Although we take steps to block users logging in from IP addresses that are located in certain jurisdictions, including the United States, from accessing certain of our services, due to technological limitations, such efforts may not be 100% successful, and any unintended access to our services may increase our risk of becoming subject to copyright laws in such jurisdictions. Even if our efforts to block IP addresses located in the United States or other jurisdictions are successful, recent efforts to amend the laws in such jurisdictions, such as bills recently advocated in the U.S. aimed at online service providers, may increase our risk of becoming impacted by copyright laws in such jurisdictions. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

If we are ever held to be subject to United States copyright law, that could increase our risk of direct or indirect copyright liability for our resource discovery, acceleration or other services. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our website, (iii) discontinue products or services, (iv) disable access through our service to certain sites or content; (v) terminate users; and/or (vi) seek royalty or license agreements that may not be available on commercially reasonable terms or at all.

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

Historically, we generate a substantial portion of our revenues from online advertising. The revenues generated from online advertising decreased by 20.1% from US$48.0 million in the year ended December 31, 2013 to US$38.4 million in the year ended December 31, 2014 primarily due to our discontinuing the delivery of advertisements on Xunlei Accelerator to further improve our user experience and to enhance user engagement on Xunlei Accelerator. The revenues generated from online advertising further decreased to US$15.2 million in 2015 due to our sale in July 2015 of Xunlei Kankan, which historically contributed a significant portion of our advertising revenues and a majority of our advertisers. We cannot assure you that we can continue to retain our advertising agencies and advertisers or attract new advertising agencies and advertisers. The number of advertisers that use our online advertising services decreased from 485 in 2011 through the years to 252 and 119 in 2014 and 2015, respectively, not including advertisers on the Guangdiantong third party platform. If we cannot retain our existing advertisers or develop new advertisers in the future, our revenues generated from online advertising will be materially and negatively affected. Since our arrangements with third-party advertising agencies are typically one-year framework agreements, such advertising arrangements may be easily amended or terminated without incurring liabilities.

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

A license for online transmission of audio-visual programs is required for the display of video content on our platform. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online transmission of audio-visual programs.” The license for online transmission of audio-visual programs previously granted to Shenzhen Xunlei Networking Technologies, Co., Ltd., or Shenzhen Xunlei, our VIE, is now due for update but we have not been able to update such license. We cannot assure you that we will be able to obtain such updated license in a timely manner or at all. Although we have sold our video streaming service under Xunlei Kankan, our platform gathers internet audio-video programs and contains user generated video clips and other media files and the PRC regulator may find that the license for online transmission of audio-visual programs is required for our gathering and transmission of such internet audio-video programs, video clips and media files. Due to our failure to update our license for online transmission of audio-visual programs, we may be given a warning, ordered to rectify our violations and/or fined up to RMB30,000.

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

In order to implement our development strategies, including our strategies to transition to mobile internet and continue working on our cloud computing project, we will make continual capital investments in terms of devoting more research and development efforts into investigating user needs and develop new mobile products and update existing ones, continue enhancing the technologies involved in our cloud computing project and provide more frequent updates to our existing products. Thus, we will continue to incur substantial capital expenditures on an ongoing basis, and it may become difficult for us to meet such capital requirements.

To date, we have financed our operations primarily through cash flow from operations and, to a lesser degree, proceeds from private placements of preferred shares and our initial public offering However, if we fail to retain a sufficient number of users and continue to convert such users into paying users or subscribers, we may not be able to generate sufficient revenues to cover our business development strategies, including our continued transition to mobile internet and the continued expansion of our cloud computing project, and our business may be materially and adversely affected.

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

The operation of our extensive resource discovery network and our online game business require significant upfront capital expenditures as well as continual, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, and in equipment to increase our network capacity. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we plan to continue devoting resources in the development of our cloud computing project and the development and updating of our mobile products. Most of our capital expenditures, such as expenditures on servers and other equipment, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees up front. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we over-estimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

In addition, bandwidth and other costs are subject to change and are determined by market supply and demand. For example, the market prices for professionally produced digital media content have increased significantly in China during the past few years, and there have been increases in the relevant license fees. In addition, if bandwidth and other providers cease their business with us or raise the prices of their products and services, we will incur additional costs to find alternative service providers or to accept the increased costs in order to provide our services, although we expect that crowdsourced capacity obtained through our cloud computing project may offset some of our bandwidth costs. If we cannot pass on our costs and expenses to our users, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our users, our results of operations may be adversely affected and we may fail to achieve profitability.

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

In addition, to operate online games in China, a variety of permits and approvals are required. For example, publication of online games, music works and other internet publishing activities are subject to the regulation of the GAPPRFT, which requires operators of online games and other internet publishing services to obtain an internet publication license prior to providing any such services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on internet publication.” Shenzhen Xunlei has obtained an internet publication license for the publication of internet games. However, Shenzhen Xunlei’s internet publication license does not include the publication of music works and other internet publishing activities. Applicable regulations also specify that each online game must be screened and approved in advance by GAPPRFT before it is allowed to be launched online. Also, an imported online game should be approved in advance by MOC before its initial operation while a domestically developed online game should be filed with MOC within 30 days of commencing operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online games.” We license from online game developers and operate MMOGs, and we share profits with these developers. We require developers of certain online games to obtain the requisite approvals from GAPPRFT, and make the filings with MOC, for relevant online games. As of the date of this annual report, most of our online games currently in operation exclusively by us have obtained GAPPRFT’s approval and completed filing with MOC. However, we cannot assure you that we or such online game developers can obtain GAPPRFT’s approvals or complete the filings with MOC for all the games in a timely manner or at all. If we or such online game developers fail to obtain these licenses, approvals or filings in a timely manner or at all, the relevant authority may challenge the commercial operation of our online games and determine that we are in violation of the relevant laws and regulations regarding online games, it would have the power to, among other things, levy fines against us, confiscate our income generated from operation of our online games and require us to discontinue our online game business.

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

Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our services, particularly our resource discovery network, which would materially and adversely affect our results of operations.

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

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In April 2015, the Standing Committee of the National People’s Congress issued the amended Advertisement Law, which took effect on September 1, 2015, to further strengthen the supervision and management of advertisement services. Pursuant to the Advertisement Law, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the relevant advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, the State Administration for Industry and Commerce, or the SAIC, or its local branches may revoke violators’ licenses or permits for their advertising business operations.

To fulfill these monitoring functions specified by the PRC laws and regulations set forth above, we employ several measures. Almost all of our advertising contracts require that advertising agencies or advertisers that contract with us: (i) ensure the advertising content provided to us is true, accurate and in full compliance with PRC laws and regulations; (ii) ensure such content does not infringe any third-party’s rights and interests; and (iii) indemnify us for any liabilities arising from such advertising content. In addition, a team of our employees reviews all advertising materials to ensure the content does not violate relevant laws and regulations before displaying such advertisements. However, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. Prior to our sale of Xunlei Kankan in July 2015, we had occasionally received fines for certain inappropriate advertisements posted on Xunlei Kankan. Although we expect our liabilities with respect to advertising to decrease after our sale of Xunlei Kankan, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition and results of operations.

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

The channels for the payment of our services and products typically comprise third-party online system, fixed phone line and mobile phone payment. Although we have been able to control our payment handling fees by encouraging our subscribers to use the third-party online system which charges relatively lower levels of handling fees compared with other payment channels, the subscribers may change their habits to make payments through mobile phones or other channels with higher costs. Approximately 18%, 13% and 4% of the payments were made by our subscribers via distribution channels such as mobile service operators in 2013, 2014 and 2015, respectively. If a majority of subscribers use the mobile phone as their payment channels and the cost remains unchanged or even increases in the future, our cost of operations may significant increase. If we fail to minimize the associated payment handling fees and further diversify the payment channels, our business, prospects and results of operations may be adversely affected.

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

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. We adopted a share incentive plan on December 30, 2010, or the 2010 Plan, a second share incentive plan on November 18, 2013, as supplemented, or the 2013 Plan, and a third share incentive plan on April 24, 2014, as supplemented, or the 2014 plan. Under the 2010 Plan, we are authorized to issue a maximum number of 26,822,828 common shares of our company upon exercise of the options or other types of awards (excluding an aggregate of 8,410,200 shares already issued to the directors who are our founders upon exercise of founder options, which were not granted pursuant to the 2010 Plan). As of March 31, 2016, options to purchase a total of 2,097,410 common shares of our company were outstanding under the 2010 Plan. Under the 2013 Plan, we are authorized to issue a maximum number of 9,073,732 restricted shares to members of our senior management, counsel or consultant to our company. Under the 2014 Plan, we are authorized to issue a maximum number of 14,195,412 restricted shares to our directors, officers, employees and advisors or consultants to our company. As of March 31, 2016, 7,820,985restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan, and 7,587,000 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2014 Plan. Our unrecognized share-based compensation expenses relating to the restricted shares granted under each of the 2013 Plan and the 2014 Plan amounted to US$10.9 million and US$8.4 million, respectively, as of March 31, 2016. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans” for details.

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

We may not be able to effectively identify or pursue targets for acquisitions or investment, even if we complete such transactions, we may be unable to successfully integrate the acquired businesses into, or realize anticipated benefits to, our business, and our equity investments may suffer impairment loss as a result of unsatisfactory target company performance, each of which may adversely affect our growth and results of operations.

We have in the past and may in the future selectively acquire or invest in other businesses, including those that complement our existing business. We may not, however, be able to identify suitable targets for acquisitions or investments in the future. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us. If we fail to identify appropriate candidates or complete the desired transactions, our growth may be impeded. If the target companies we invest in produce unsatisfactory results, we may suffer impairment loss in our equity investment.

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

Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on financings available to us. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market. The unstable economy affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the global financial and economic fluctuations and slowdown of Chinese economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of Chinese economy.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on our management’s assessment of our internal control over financial reporting for the year ended December 31, 2015 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2015. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2015 due to one material weakness, one significant deficiency and other control deficiencies in internal control over financial reporting that were identified as of December 31, 2014, which were not remediated as of December 31, 2015. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness is related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and the lack of related implementation controls. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online game and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers may not exceed 50%. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service (including online game operation services), internet news service, and online transmission of audio-visual programs service. We are a Cayman Islands company and Giganology Shenzhen and Xunlei Computer, our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct our resource discovery network, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to exercise effective control over Shenzhen Xunlei and Shenzhen Xunlei’s operating subsidiaries and hence treat them as our consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, our variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2015, we had cash or cash equivalents of approximately RMB385.7 million (US$594.0 million) and US$6.5 million located within the PRC, of which RMB190.9 million (US$29.4 million) is held by Shenzhen Xunlei and its subsidiaries. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular No. 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. On March 30, 2015, SAFE issued SAFE Circular No. 19, which took effect and replaced SAFE Circular No. 142 as of June 1, 2015. Although SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for the entrusted loans or for the inter-company RMB loans. We expect that if we convert the net proceeds we received from our initial public offering into Renminbi pursuant to SAFE Circular No. 142 and SAFE Circular No. 19, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. The business scopes of Giganology Shenzhen and Xunlei Computer include “technical services,” which we believe permits Giganology Shenzhen to purchase or lease servers and other equipment for its own technical data and research and to provide operational support to our variable interest entity and its subsidiaries.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth.

These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Regulation and censorship of information disseminated over the internet in China, recently strengthened, have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.

China has strict regulations governing telecommunication service providers, internet and wireless access and the distribution of news and other information. Under these regulations, internet content providers, or ICPs, like us are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations. If an ICP finds that prohibited content is transmitted on its website or stored in its system, it must terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could lead to the revocation of the ICP License and other required licenses and the closure of the offending websites, and cloud network operators or website operators may also be held liable for prohibited content displayed on, retrieved from or linked to such network or website. However, efforts to constantly self-monitor in order to comply with these requirements could negatively impact user experience and lead to a decline in user numbers.

The Chinese government has recently intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in subscriber numbers. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We conducted an internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. As a result, to date, we have deleted millions of cached files, blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. As we continued our compliance efforts in response to the government’s internet content campaign, we saw a recovery trend in the number of total subscribers in the second, third and fourth quarters of 2015 and the first quarter of 2016. In addition, we permitted temporary suspension of services by about 281,000 existing subscribers as of the end of 2015. We may experience still further decline in user and subscriber numbers as we continue in our efforts to comply with the rules and regulations of the Chinese government.

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

Over the past three decades, the PRC government has enacted legislation that has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	We only have contractual control over our resource discovery network. We do not own the resource discovery network due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations. For example, we are providing mobile applications to mobile device users free of charge and we do not believe we, as an internet content provider, or ICP, need to obtain a separate operating license in addition to the operating licenses for the value added telecommunications service, or the ICP Licenses, which we have already obtained. Although we believe this is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future and if so, we may not qualify or succeed in obtaining such license.

•	New laws and regulations may be promulgated that will regulate internet activities, including online video, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•	In June 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, or the Online Game Measures, which became effective on August 1, 2010. The Online Game Measures provide that any entity engaging in online game operation activities should obtain an Online Culture Operating Permit and must meet certain requirements such as a minimum amount of the registered capital. Online game developers are generally involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks in our operation of online games. There exist uncertainties on MOC’s interpretation and implementation of these measures. If MOC determines in the future that such Online Culture Operating Permit or relevant requirement apply to the online game developers for their involvement in the online game operations, we may have to terminate our revenue sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

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

Subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us, especially if the Chinese government continues to maintain or strengthen its heightened scrutiny on internet content in China. We may not be able to control or restrict all of the digital media content generated or placed on our network by our users, despite our attempt to monitor and filter such content. To the extent that regulatory authorities find any portion of our content on our network or website objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from prohibited content displayed on, retrieved from or uploaded to our network or website, including a suspension or shutdown of our operations. The enforcement activities may be intensified in connection with any ongoing government campaigns. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. If we receive a public warning from the relevant government authorities or our licenses for acceleration services are revoked, our reputation would be harmed and if the operation of our acceleration services or other products is suspended or shut down entirely or in part, our revenues and results of operation may be materially and adversely affected. Furthermore, the internal compliance investigation and the removal of content may have a material impact on our cloud acceleration services, which in turn may lead to a decrease in users and have an adverse effect on our revenues and results of operations. Currently, we are unable to quantify the magnitude and extent of such impact.

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

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably , and in recent months the RMB has depreciated significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE regulations. Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang have completed the registration and amendment registration with the local SAFE branch in relation to all our previous private financings and their subsequent ownership changes by April 2012 as required under the SAFE regulations and Ms. Fang Wang is in the process of applying for the relevant amendment registrations with the local SAFE branch in relation to the ownership changes in her holding vehicle of our company. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE regulations. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

The State Administration of Taxation, or the SAT, has issued several rules and notices to tighten its scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, which refer to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed a direct transfer of PRC taxable properties, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC enterprise income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law which became effective in January 2008, or the EIT Law, the statutory enterprise income tax rate is 25%. The EIT Law permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules set forth in the Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax promulgated by the State Council on December 26, 2007, and provides tax incentives, subject to various qualification criteria. Pursuant to the circular, the income tax rates for us and our wholly-owned subsidiary established in the Shenzhen Special Economic Zone before March 16, 2007 were 24% for 2011 and are 25% starting from 2012. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Shenzhen Xunlei, our variable interest entity, holds a HNTE certificate that is valid for three years from September 2014. In addition, the PRC government has provided various incentives to accredited “software enterprise” incorporated in the PRC in order to encourage development of the software industry. In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enabled Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the years of 2013 and 2014. In 2015, Shenzhen Xunlei obtained the certificate of the Hi-Tech Enterprise for the years ended December 31, 2015, 2016 and 2017, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 15% for the years of 2015, 2016 and 2017. Xunlei Computer has been accredited as a “software enterprise” and become profitable since 2013 and thus enjoys a two-year income tax exemption for 2013 and 2014 and a 50% income tax reduction for 2015, 2016 and 2017. Moreover, local governments have adopted incentives to encourage the development of technology companies. As approved by the relevant local tax authority, our wholly-owned subsidiary, Giganology Shenzhen, and our variable interest entity, Shenzhen Xunlei, were further exempt from enterprise income tax from the first year of profitable operation and are subject to phase-out tax reduction thereafter. Xunlei Computer and Shenzhen Xunlei currently benefit from the tax incentives. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation.”

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

If additional remedial measures are imposed on certain PRC-based accounting firms in administrative proceedings brought by the SEC, we could be unable to file future financial statements on a timely basis in compliance with the requirements of the Exchange Act.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. Subject to our ongoing financial performance, cash position, budget and business plan and market conditions, we may consider paying special dividends. However, we do not plan to pay dividends in the foreseeable future and you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2016, we had 337,997,790 common shares outstanding, but excluding (i) 16,519,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 14,360,275 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by the company under its 2015 and 2016 repurchase programs but not yet cancelled. All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We have elected not to voluntarily comply with such auditor attestation requirements. Therefore, our investors may not have access to certain information they may deem important.

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

As of March 31, 2016, our directors, executive officers and existing principal shareholders beneficially owned approximately 60.49% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2015, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2015, and we will very likely be a PFIC for our current taxable year ending December 31, 2016 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income.

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

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to exercise effective control over Shenzhen Xunlei and receive substantially all of the economic benefits of Shenzhen Xunlei. As a result, Shenzhen Xunlei is our variable interest entity, or VIE, and we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

•	Shenzhen Fengdong Networking Technologies Co., Ltd., which was established in December 2005, and it primarily engages in software development.

•	Xunlei Networking Technologies (Beijing) Co., Ltd., which was established in June 2009, and it primarily engages in the operating of our cloud computing project as well as software development.

•	Xunlei Software (Shenzhen) Co., Ltd., which was established in January 2010, and it primarily engages in the development of software technology and the development of computer software.

•	Xunlei Games Development (Shenzhen) Co., Ltd., which was established in February 2010, and it primarily engages in the development of online game and computer software and advertising services; and

•	Shenzhen Onething Technologies Co., Ltd.(formally known as Shenzhen Wangxin Technologies Co., Ltd) , which was established in September 2013, and it primarily engages in cloud computing technology development and related services.

•	Wangxin Century Technologies (Beijing) Co., Ltd. (“Beijing Wangxin”), which was established in October 2015. Beijing Wangxin is expected to engage in technology development and related services.

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

In June 2014, we completed the initial public offering of our ADSs, which are listed on the NASDAQ Global Select Market under the symbol “XNET.”

In September 2014, we, through Shenzhen Xunlei Network Technology Co., Ltd., acquired from subsidiaries of Kingsoft Corporation Limited Kuaipan Personal and Kansunzi, both software services in support of cloud-sourced storage and sharing, and their related business and assets, for an aggregate cash consideration of US$33 million.

In July 2015, we completed the sale of our entire stake in Xunlei Kankan to Beijing Nesound International Media Corp., Ltd., an independent third party, for a consideration of RMB130 million, of which RMB26.0 million (US$ 4.0 million) remains unpaid as of the date of this annual report and is agreed to be paid to us by July 2016. This sale is part of our strategy to streamline our business and continue our transition into mobile internet.

Our principal executive offices are located at: 7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road, Nanshan District, Shenzhen, People’s Republic of China Our telephone number at this address is +86 755-3391-2900. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Overview

We are a leading cloud-based acceleration technology company in China. Digital media content is one of the most popular usages for internet users in China. We operate a powerful internet platform in China based on cloud technology to enable users to quickly access, manage, and consume digital media content. We are increasingly expanding to mobile devices in part through potentially pre-installed acceleration products in mobile phones to further expand our user base and offer our users a wider range of access points. We target to deliver superior user experience in terms of ease of access, management and consumption of digital media content anywhere, anytime, and on any device.

To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through two core products and services:

•	Xunlei Accelerator, which enables users to accelerate digital transmission over the internet, is our most popular and free product, with approximately 192 million monthly unique visitors in December 2015, according to our internal record; and

•	Our cloud acceleration subscription services, delivered through products such as Green Channel, Offline Accelerator and Yunbo, offer users premium services for speed and reliability, and have attracted approximately 5.0 million subscribers as of December 31, 2015.

Benefitting from the large user base for our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs including (i) online game services, including web games and MMOGs, offered on our gaming platform; and (ii) fast bird services, providing internet acceleration services for a fee.

We are increasingly extending our services to mobile devices, as part of our cloud-based mobile strategies. Mobile Xunlei is becoming a popular mobile application, while bigger screen phones with enhanced storage capacity have influenced user behavior in how they access and consume content on their mobile phones. This mobile application allows users to search, download and consume content on their mobile devices, in a user friendly way. Based on our own record, daily active user (“DAU”) of this application has exceeded nine million as of the date of this annual report. Mobile Xunlei is also one of the most downloaded applications in its category. In the fourth quarter of 2015, we started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues. Moreover, this mobile application supplements our existing subscriptions business, enabling us to reach a wider set of user base and to expand our services additional devices of a user who has multiple devices.

Our mobile initiatives also benefits from our relationship with Xiaomi, one of our strategic shareholders. Since 2014, we have entered into a pre-installing service agreement with a Xiaomi group company which manufactures Xiaomi phones, a well-recognized brand of smart phones in China. Pursuant to the agreement, we agree to provide our Xunlei mobile acceleration plug-in, and the mobile phone manufacturer agrees to install such plug-in on its phones, free of charge. Such pre-installment arrangement provides mobile phone users with access to our acceleration services, which we believe enhances our ability to generate more user traffic. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems MIUI6 and MIUI7, since the end of 2014, and as of February 2015, the software has been installed on Xiaomi phones, including both new phones shipments and system upgrades from existing Xiaomi phones.

An important part of our strategies is to continue our innovation in crowdsourcing for idle capacity and potentially storage from users of our cloud computing project, which targets to utilize our users’ idle uplink capacity and storage by using our hardware devices. We plan for crowdsourced capacity to supply an increasing percentage of the bandwidth that we use for our own acceleration services. In the third quarter of 2015, we reached an agreement to sell crowdsourced uplink capacity to third parties. We intend to sell crowdsourced uplink capacity to more third party internet content providers with bandwidth demand.

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

We generated revenues by monetizing our large user base, primarily through the following services:

•	Cloud acceleration subscription services. We provide premium acceleration services to subscribers to enable faster and more reliable access to digital media content;

•	Online advertising services (including mobile advertising). We offer advertising services by providing marketing opportunities on our websites, mobile Xunlei application and platform to our advertisers; and

•	Other internet value-added services. We offer multiple other value-added services to our users including online games, fast bird services and our cloud computing project.

Our revenues from continuing operations, excluding Xunlei Kankan, which we disposed of in July, 2015, increased from US$122.0 million in 2013 to US$135.8 million in 2014 and decreased to US$130.0 million in 2015 after the disposal of Xunlei Kankan. We had net income attributable to Xunlei Limited of US$10.7 million, US$10.8 million in 2013 and 2014 respectively. In 2015 we had a net loss attributable to Xunlei Limited of US$13.2 million.

Our platform

On our platform, users can accelerate digital media transmission and play a broad range of the latest online games, among other things.

Cloud based acceleration

We provide data transmission acceleration services based on cloud computing technology to internet users. Our cloud computing technology utilizes a network of computers hosted on the internet to store, manage, and process data, thus providing our users with acceleration in internet data transmission and improves their download success rates. We provide our acceleration services to internet users with the following products and services.

Accelerator

We launched our core product, Xunlei Accelerator, in 2004 to address deficiencies of digital media content transmission over internet in China, such as low speed and high delivery failure rates. Xunlei Accelerator allows users to accelerate digital transmission over the internet for free. Xunlei Accelerator also bridges users with diverse needs to other services we offer, such as: Xunlei Media Player, which supports both online and offline video watching, and our various online games, including web games and MMOGs, by recommending and providing links to these services on its user interface.

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

Mobile acceleration plug-in

We offer a mobile acceleration plug-in, which provides mobile device users with benefits of download speed acceleration and download success rate improvements similar to those offered by the PC-based Xunlei Accelerator. Our mobile acceleration plug-in was adopted in 2014 by Xiaomi, a Chinese smartphone maker, on its operating systems, MIUI6 and MIUI7. Since then, Xiaomi installs our mobile acceleration plug-in on all of its new phones free of charge and adds such plug-in to the existing ones via system upgrade. Xiaomi phone users thus have access to our acceleration services. In addition to Xiaomi, we also have similar cooperation agreements with other smaller Chinese smartphone makers.

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

Xunlei Mobile

Xunlei Mobile is a mobile application that allows users to search download and consume content on their mobile devices. The daily active user of this product has exceeded nine million as of the end of February 2016. We started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues in late 2015.

Moreover, this mobile application also supplements our existing subscriptions business. Many of our mobile application users also became users of our PC-based Xunlei Accelerator.

Cloud computing

We launched our cloud computing project in 2014, which crowd-sources idle uplink capacity from internet users who have bought and connected our proprietary hardware, Zhuanqianbao (“ZQB”), to their network router. Our ZQB devices can allocate those users’ idle uplink capacity to us for our further allocation to internet content providers. We pay users of our ZQB devices for the use of their idle uplink capacity.

The crowd-sourced uplink capacity is valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowd-sourced uplink capacity for our subscription business from time to time, reducing our purchase of bandwidth from traditional third party carriers.

Xunlei Media Player

Xunlei Media Player, which we launched in 2008, is a supplementary tool that helps to deliver a more comprehensive viewing experience of digital media content to the users of Xunlei Accelerator. Xunlei Media Player is our proprietary product that supports both online and offline play of digital media content as well as simultaneous play of digital media content while it is being transmitted by Xunlei Accelerator.

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

Cloud-based implementation

We provide cloud acceleration subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of 89 co-location centers and over one million third party servers and over 9,000 servers that we own located throughout China.

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

Advertising services

We provide advertising services primarily through various forms of advertisements placed on our websites and mobile platform. We had 399, 252 and 119 advertisers in 2013, 2014 and 2015, respectively, and achieved mobile advertising revenue in the fourth quarter of 2015. The above number of advertisers do not include those on the Guangdiantong third party platform. Our brand advertisers include international and domestic companies that operate in a variety of industries. A significant majority of our advertisers purchase our advertising services through third-party advertising agencies. We focus on providing advertisers with creative and cost-effective advertising solutions. We strive to creatively utilize our integrated service interface in designing a particular advertising campaign for advertisers.

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

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2015, we had 44 patents granted in the PRC and four granted in the United States, while another 19 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2015, we have applied to register 174 trademarks, of which we have received 153 registered trademarks in different applicable trademark categories including one trademark registered with the United States Patent and Trademark Office and one trademark registered with World Intellectual Property Organization.

Digital media data monitoring and copyright protection

We take initiatives to protect third-party copyrights. The internet industry in China suffers from copyright infringement issues and online digital media content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. Assisted by an intellectual property team dedicated to copyright protection, we have implemented internal procedures pursuant to the legal requirements under relevant PRC laws and regulations to promptly disenable the download URL of contents for which we receive notice of infringement from the legitimate rights holder, and we work closely with the relevant regulatory authorities in China to ensure compliance with all relevant rules and regulations. We seek assurances in our contracts with digital media content providers that (i) they have the legal right to license the digital media data for the uses we require; (ii) the digital media content itself as well as the authorization or rights granted to us neither breach any applicable law, regulations or public morals, nor impair any third-party rights; and (iii) they will indemnify us for losses resulting from both the non-compliance of such digital media content with the laws and claims from third parties.

As of the date of this annual report, we have implemented several initiatives to further commit to copyright protection. In May 2014, we entered into a content protection agreement with the MPAA and its members, which are six major U.S. entertainment content providers. We have agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. Among these content protection measures, we have agreed to (1) implement a filtering system that will be applied to these content providers’ video content, (2) filter these content providers’ video content prior to making any such content available to our users through our websites or client applications, (3) adopt state-of-the-art fingerprinting-based filtering technologies, (4) cooperate with these content providers going forward to ensure the effectiveness of our content protection measures, and (5) incorporate additional content protection measures to the extent that they are necessary to effectively protect against copyright infringement. However, our copyright protection measures would not be able to fully protect us against copyright infringement suits. For example, in January 2015, a number of MPAA member studios filed copyright infringement lawsuits against us in the Shenzhen Nanshan District Court in China, and, as of the date of this annual report, the cases are awaiting decisions of first instance. For details, see “Item 3. Key Information—D. Risk Factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Competition

Due to our multiple service offerings, we face competition in several aspects of the internet services market in China. We believe that the key competitive factors in the overall internet services market in China include brand recognition, user traffic, technology platform and monetization abilities. For example, Xunlei Mobile primarily competes with Tencent (QQ Cyclone) and other cloud service providers. We also face competition for the advertisement budgets of our advertisers from other internet companies and other forms of media.

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

Pursuant to the latest Catalogue amended in March 2015, which took effect on April 10, 2015, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiary, and Shenzhen Xunlei, our VIE, and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct our resource discovery network, online advertising, online games and related businesses in China and holds various operating subsidiaries that conduct a majority of our operations in China. Both of Giganology Shenzhen and Xunlei Computer, another wholly-owned PRC subsidiary of ours, engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of encouraged, restricted or prohibited categories under the Catalogue. Hence, these activities are deemed as permitted and open to foreign investment.

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

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

•	Telecommunications regulations (2014, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalog of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MIIT’s Notice on Adjusting the Catalog of Telecommunications Business effective from April 1, 2003 and amended on March 1, 2016, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from MIIT or its provincial level counterparts.

•	Administrative measures on internet information services (2011, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the ICP License from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

•	Administrative measures for telecommunications business operating license (2009, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the ICP License from MIIT’s applicable provincial level counterpart, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional ICP License directly from MIIT. An ICP service operator that has been granted a Trans-regional ICP License must file a record with the local branch of MIIT at the provincial level prior to conducting any value added telecommunications business in such provinces. The appendix to the ICP License must detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP License. The ICP License is subject to annual review and the annual review result will be recorded as an appendix to the ICP License, published to the public and notified to the applicable administrative authority for industry and commerce.

•	Detailed rules on the administration of internet websites (2005), which set forth that the website operator is required to apply for the ICP filing from MIIT or its local branches at the provincial level on its own or through the access service provider.

•	Regulations for administration of foreign-invested telecommunications enterprises (2008, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have good and profitable records and operating experiences in such industry.

•	Circular on strengthening the administration of foreign investment in and operation of value-added telecommunications business (2006). Under this circular, a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with the approved covering region on its ICP License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.

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

Regulation on online transmission of audio-visual programs

On July 6, 2004, GAPPRFT promulgated the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, or the 2004 Internet A/V Measures, which was revised on August 28, 2015. The 2004 Internet A/V Measures apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via internet or other information network. An applicant who engages in the business of transmitting audio-visual programs must apply for a license issued by GAPPRFT in accordance with the categories of business, receiving terminals, transmission networks and other items. Foreign invested enterprises are not allowed to engage in the above business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, MOC, GAPPRFT, the NDRC and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

On December 20, 2007, GAPPRFT and MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was revised on August 28, 2015. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by GAPPRFT. In a press conference jointly held by GAPPRFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, GAPPRFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their business and continue their operation of internet audio-visual program services so long as those providers had not been in violation of the laws and regulations.

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

Further, on March 31, 2009, GAPPRFT issued the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, or the Notice on Content of A/V Programs which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other hazardous factors. In addition, on August 14, 2009, GAPPRFT issued the Notice on Relevant Issues Regarding Strengthening of the Administration of Internet Audio/visual Program Services Received by Television Terminals, which specifies that prior to providing audio-visual program services for television terminals, an ICP service operator shall obtain the License for Online Transmission of Audio-visual Programs containing the scope of “Integration and Operation Services of Audio-visual Programs Received by Television Terminals.” On April 1, 2010, GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual programs into four categories. However, at this stage, the Provisional Categories do not include internet television or mobile television, and it is unclear as to how the categorization system under the newly adopted Provisional Categories will be enforced or how will it evolve. Shenzhen Xunlei’s License for Online Transmission of Audio-visual Programs is due for update but we have not been able to obtain such update. See “Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

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

To comply with these then- and currently effective laws and regulations, Shenzhen Xunlei holds an Online Culture Operating Permit which was last renewed in March 2016 with an effective period from March 16, 2016 to March 15, 2019 for the operating of online games (including issuance of virtual currency), music entertainment products and animation and comic. Xunlei Games obtained an Online Culture Operating Permit in July 2013 with an effective period from July 30, 2013 to July 30, 2016 for the operating of online games (including issuance of virtual currency). We plan to renew this permit before its expiration date.

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

Further, the online publication of online games is subject to the regulation of GAPPRFT under the Administrative Measures on Network Publication and ICP service operators must obtain the Network Publication Service License prior to provision of any online game services. On September 28, 2009, GAPPRFT, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or the Notice of Three Provisions and Internet Games, which expressly requires that all online games need to be screened by GAPPRFT through the advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online. In addition, foreign investors are prohibited from operating online games by the forms of Sino-foreign joint ventures, Sino-foreign cooperatives and wholly foreign-owned enterprises. The indirect functions such as contractual control and technology supply are also prohibited.

Our online games services are currently provided by Shenzhen Xunlei. Shenzhen Xunlei holds an Internet Publication License for its publication of online games. We also require the developers of certain online games to obtain the requisite approvals of relevant online games from GAPPRFT, and make the filings with MOC, for relevant online games. See “Risk factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to successfully implement our plan to acquire exclusive rights to operate and sub-license games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

To comply with these regulations, Shenzhen Xunlei and Xunlei Games have obtained the Online Culture Operating Permit for issuing online game virtual currency, and have filed their issuance of virtual currency with the local branch of MOC in Guangdong.

Regulation on internet publication

GAPPRFT is the government agency responsible for regulating publication activities in the PRC. On June 27, 2002, MIIT and GAPPRFT jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require internet publishers to secure approval, or the Internet Publication License, from GAPPRFT to conduct internet publication activities. In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measures. Pursuant to the Administrative Measures on Network Publication, Internet publishers shall be approved by and obtain a Network Publication Service License from GAPPRFT to engage in network publication service. The network publication services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining the Network Publication Service License. The Notice of Three Provisions and Internet Games issued jointly by GAPPRFT and other relevant administrations confirmed that the entities operating internet games must obtain the Internet Publication License. On February 21, 2008, the GAPPRFT promulgated the Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, which took effect on April 15, 2008. Under the Electronic Publication Rules and other regulations issued by the GAPPRFT, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPPRFT.

Shenzhen Xunlei holds an Internet Publication License for the publication of internet games with an expiry date of September 17, 2017 and is in the process of applying for expansion of the business scope therein to include the publication of music works and other internet publishing activities. See “Risk factors—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to successfully implement our plan to acquire exclusive rights to operate and sub-license games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the Internet shall not impair the normal use of the network by users. The advertisements released in pop-up form on the webpage of the Internet and other forms shall indicate the close flag in prominent manner and ensure one-key close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

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

To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our websites and platforms and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Patent law

The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The State Intellectual Property Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. Among the patent applications we have filed as of December 31, 2015, 44 were granted in the PRC, while another seven applications are being examined by the State Intellectual Property Office of the PRC.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 and 2013 and its implementation rules. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2015, we had applied for registration of 174 trademarks, of which we had received 153 registered trademarks in different applicable trademark categories, including one trademark registered with the United States Patent and Trademark Office and one trademark registered with World Intellectual Property Organization.

Regulation on domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on November 5, 2004 and effective on December 20, 2004. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure. We have registered www.xunlei.com and other domain names.

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

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies issued by the SAT on April 22, 2009 provides that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

On May 24, 2013, the Ministry of Finance, or the MOF, and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On March 23, 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which will take effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

PRC dividend withholding tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. According to the SAT Circular 601, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under the relevant taxation treaties. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although Xunlei Computer is currently wholly owned by Xunlei Network HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

Regulation on foreign exchange registration of offshore investment by PRC residents

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 and related rules provide that if PRC residents establish or acquire direct or indirect interests of offshore special purpose companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests of PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs. Circular No. 75 also requires PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, and provision of guaranty to a foreign party. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period, or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and the amendment requirements described above could result in liability under PRC law for the evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015. SAFE Circular No. 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the SAFE Circular No. 37, except that those PRC residents who have failed to comply with the SAFE Circular No. 37 will continue to fall within the jurisdiction of the relevant local SAFE branches and must make their supplementary registration application with such local SAFE branches.

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

Proprietary technology license contract

Pursuant to the proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, Giganology Shenzhen grants Shenzhen Xunlei a non-exclusive and non-transferable right to use Giganology Shenzhen’s proprietary technology. Shenzhen Xunlei can only use the proprietary technology to conduct its business within China. Giganology Shenzhen or its designated representative(s) owns the rights to any improvements developed based on the proprietary technology licensed pursuant to this contract. This agreement will expire in 2022 and, at Giganology Shenzhen’s discretion, may be extended for an additional 10 years or for other time period as agreed by both Giganology Shenzhen and Shenzhen Xunlei.

Intellectual properties purchase option agreement

Pursuant to the intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Shenzhen Xunlei irrevocably grants Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase certain specified intellectual properties that it owns for RMB1.0 or the minimum amount of consideration permitted under the PRC law. This agreement will expire in 2022 and may be automatically extended for an additional 10 years at each expiration date as long as these intellectual properties have not been transferred to Giganology Shenzhen and/or its designee and Shenzhen Xunlei then still exist.

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

Our principal executive offices are located at 7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road, Nanshan District, Shenzhen, People’s Republic of China, which comprises approximately 7,024 square meters of office space. In addition to other offices in Shenzhen, we also have offices in Beijing, Shanghai and Hong Kong and representative offices in Xiamen and Guangzhou, respectively, totaling approximately 9,800 square meters. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. The lease for our principal executive offices will expire in December 2016, and the other leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed automatically upon expiration. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. Unless otherwise specified, the results presented in this annual report does not include Xunlei Kankan, a discontinued operation.

A.	Operating Results

Overview

We operate a powerful internet platform in China based on cloud computing to enable users to quickly access, manage and consume digital media content. We are increasingly extending into mobile devices with our mobile application and in part pre-installed acceleration plug-ins on mobile phones to further expand our user base and offer our users a wider range of access points.

We provide users with quick and easy access to digital media content on the internet through two core products and services, available to users for free and for a subscription fee, respectively. Our acceleration products and services include Xunlei Accelerator and our cloud acceleration subscription services (delivered through products such as Green Channel, Offline Accelerator and Yunbo). Benefitting from the large user base accumulated by our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added products and services include our cloud computing project and online game. In July 2015, we completed the divesture of our entire stake in our online video streaming platform, Xunlei Kankan to Beijing Nesound International Media Corp., Ltd., an independent third party.

We generate revenues primarily through the following services:

•	Subscription services. We provide cloud acceleration subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed to 72.3% of our revenues in 2014 and 63.4% in 2015. Subscription fees are time-based and are primarily collected up-front from subscribers on a monthly or yearly basis.

•	Online advertising services (including mobile advertising). We provide marketing opportunities on our websites and mobile platform to advertisers. Online advertising revenues contributed to 4.3% of our revenues in 2014 and 3.7% in 2015 and we achieved mobile advertising revenue in the fourth quarter of 2015. The revenues are derived principally from various forms of advertisements that we place on our websites and mobile platform.

•	Other internet value-added services. We offer multiple other value-added services to our users. Revenues from other internet value-added services contributed to 23.4% of our revenues in 2014 and 32.9% in 2015.

Our revenues increased from US$122.0 million in 2013 to US$135.8 million in 2014 and decreased to US$130.0 million in 2015. We had net income attributable to Xunlei Limited of US$10.7 million and US$10.8 million in 2013 and 2014 respectively, but a net loss attributable to Xunlei Limited of US$13.2 million in 2015. We had net income attributable to Xunlei Limited’s common shareholders of US$2.3 million in 2013, but net loss in the amount of US$105.4 million and US$13.2 million in 2014 and 2015, respectively. The net loss of US$105.4 million in 2014 was primarily due to the acceleration of amortization of beneficial conversion feature of series E preferred shares upon the initial public offering of US$49.3 million, the deemed dividend to preferred shareholders upon the initial public offering of US$32.8 million and the deemed dividend to certain shareholders from the repurchase of shares of US$14.9 million. The net loss of US$13.2 million in 2015 was primarily due to an increase of US$4 million in cost of revenue and increase of US$ 9 million in research and development expenses.

Due to our sale of the Xunlei Kankan business, that business is accounted for as a discontinued operation and our consolidated statements of comprehensive income/(loss) in this annual report separately classifies the discontinued operations from our remaining business operations for all years presented.

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

Our results of operations are also directly affected by a number of company-specific factors, including:

Our ability to continue to enhance and innovate our service offerings, including our mobile products and our cloud computing project.

As our industry evolves rapidly and user preference for our services may change quickly, our revenues and results of operations significantly depend on our ability to continue enhancing and expanding our service offerings to meet evolving user preference and market demand, and to broaden our user base. We have a proven track record of developing our service offerings to successfully address the preferences of China’s internet users. To address deficiencies of digital media content transmission over the internet in China, we provide users with quick and easy access to digital media content on the internet through two core products and services, Xunlei Accelerator and our cloud acceleration subscription services, available to users for free and for a subscription fee, respectively. To meet our users’ digital media content access and consumption needs, we have further developed various value-added services, including online game services. Furthermore, we focus more on user behaviors and study users’ life cycles on our platform, so that we can offer relevant services at the right time and encourage users to continue using our services.

An important part of our business plan is to continue transitioning to mobile internet. As an increasing number of users are accessing online services through mobile devices, we are increasingly expanding our services to mobile devices, particularly through cooperation with smartphone makers, including Xiaomi, which currently offers our mobile acceleration plug-in pre-installed on its new phones and as updates on its existing phones. We intend to further work with more smartphone makers in China so that a larger number of mobile users can benefit from our mobile products, including acceleration and higher downloading success rates.

We have also launched our cloud computing project to allocate idle uplink capacity to internet content providers and other internet users in need. We gather idle uplink capacity from internet users who have bought and connected our proprietary ZQB devices to their network router. Our ZQB devices can allocate those users’ idle uplink capacity to us for our further allocation to internet content providers and other internet users. We pay users of our ZQB devices for the use of their idle capacity. The uplink capacity gathered from ZQB devices are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowd-sourced capacity for our own subscription business from time to time, reducing our purchase of bandwidth from traditional third party carriers.

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

Our results of operations depend on our ability to maintain our technology leadership, with innovations such as our mobile technology, our uplink capacity crowdsourcing technology and our cloud acceleration technology. Our mobile technology allows users to access content from anywhere, our uplink capacity crowdsourcing technology enables us to utilize the idle capacity available from our large user base, and our cloud acceleration technology enables users to access content in an efficient manner. Our proprietary technology and highly scalable massive distributed computing network form our core competitive advantage, enabling us to deliver superior transmission acceleration services and enhanced user experience anywhere and with an efficient sort of acceleration. Our resource discovery network leverages our distributed computing power, computing and storage capacity and significantly reduces our reliance on servers operated by us, which in turn provides us with a clear cost advantage over our competitors. As part of our expansion strategy, we plan to devote substantial resources to research and development in order to better serve our users, particularly to our cloud computing project and mobile products and services. Therefore, the expenses associated with our research and development are expected to increase in the near future. However, we plan to continue to increase the uplink capacity we crowdsource through our cloud computing project, which is expected to continue to reduce our bandwidth cost, contribute to the cost efficiency of our overall infrastructure and generate additional revenue when we sell those capacity to third parties.

Our ability to control our costs and operating expenses.

Our results of operations depend on our ability to control our costs and operating expenses. We expect our bandwidth costs to continue to increase as we grow our business and raise the number of subscribers, although we expect such costs would be partly offset by the fact that we expect to source an increasing amount of bandwidth from our cloud computing project. In addition, our operating expenses are expected to increase in the future, since we expect increased headcount to reflect the growth of our business. We plan to continue to invest in research and development to maintain our technology leadership, especially to increase our research and development expenses and sales and marketing expenses in relation to our cloud computing project.

Description of certain statement of operations items

Revenues

We derive our revenues primarily from cloud acceleration subscription services, online advertising and other internet value-added services including online games and cloud computing services. The following table sets forth the principal components of our revenues by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
Continuing operations	2013		2014		2015
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Subscriptions	86,733	71.1	98,189	72.3	82,435	63.4
Online advertising	2,951	2.4	5,834	4.3	4,802	3.7
Other internet value-added services	32,347	26.5	31,789	23.4	42,759	32.9
Total	122,031	100.0	135,812	100.0	129,996	100.0

Subscriptions. We introduced our cloud acceleration subscription services in March 2009 and we generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a time-based subscription fee. The standard subscription fee is RMB10 (US$1.6) per month or RMB99 (US$15.9) per year, and we also offer premium subscription packages with prices at RMB15 (US$2.4) per month or RMB149 (US$23.9) per year or RMB30 (US$4.8) per month or RMB 288 (US$46.2) per year to cater to subscribers’ different demand for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Our subscription revenues, as a percentage of our revenues, increased from 71.1 % in 2013 to 72.3% in 2014, and decreased to 63.4% in 2015.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We may maintain our subscriber base in the future by expanding our offering of fee-based services, but important factors outside of our control, such as the PRC government’s regulation and censorship of information disseminated over the internet, may have a material adverse impact on our cloud acceleration services, which in turn may have an adverse effect on the number of our subscribers and on our revenues and results of operations. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We conducted an internal compliance investigation to ensure that the content transmitted by our products is in compliance with the strict standards set out by the authorities, and as a result, deleted millions of cached files, added thousands of keywords to our automatic keyword filtration system and permitted temporary suspension of services by approximately 281,000 existing subscribers as of the end of 2015. Also see “Item 3. Key Information—D. Risk Factors—Risks related to our business—Regulation and censorship of information disseminated over the internet in China, recently strengthened, may adversely affect our business, and we may be liable for digital media content on our platform.” In the future, there may be other laws and regulations that lead to further voluntary or forced removal of content or other measures to ensure compliance with standards set out by relevant regulatory authorities, which may further reduce our subscriber base. Currently, we are unable to quantify the magnitude and extent of such impact.

Online advertising. Our online advertising revenues are derived principally from various forms of advertisements that we place on our websites and mobile platform. A significant majority of our advertisers purchase our online advertising services through third-party advertising agencies. As is customary in the advertising industry in China, we pay rebates to third-party advertising agencies and recognize revenues net of these rebates.

In the first half of 2013, we discontinued delivering advertisements on Xunlei Accelerator to further improve user experience and enhance user engagement, and do not expect to generate significant advertising revenues from Xunlei Accelerator after 2014. We also do not expect to generate significant advertising revenues in the future on our PC platform, if at all, since we have sold Xunlei Kankan in July 2015. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.” In the fourth quarter of 2015, we achieved mobile advertising revenue for the first time.

Other internet value-added services. We actively seek new business opportunities that complement our existing core acceleration business to further improve our users’ overall experience. Revenues from other internet value-added services decreased from US$32.3 million in 2013 to US$31.8 million in 2014 and increased to US$42.8 million in 2015.

A significant portion of revenues of other internet value-added services were generated from our online games. For web games, we had approximately 210,000, 283,000 and 397,000 paying users for the years ended December 31, 2013, 2014 and 2015, respectively. For the MMOGs, we had approximately 181,000, 156,000 and 81,000 paying users for the years ended December 31, 2013, 2014 and 2015, respectively. We calculate the number of paying users during a given period as the cumulative number of users that have purchased virtual items or other products and services for our web games or MMOGs at least once during the relevant period. The amount of revenue attributable to our new games with an operating history of less than 12 months is approximately US$1.9 million in 2013, US$13.5 million in 2014 and US$7.3 million in 2015, representing 6.2%, 45.7%, 23.6% of our total revenues from online games in 2013, 2014, 2015, respectively. The amount of revenue attributable to our old games with an operating history of more than 12 months is approximately US$28.8 million in 2013, US$16.1 million in 2014 and US$23.6 million in 2015. In addition, our top five games accounted for approximately 23.6%, 11.9% and 15.0% of our total revenues in 2013, 2014, 2015, respectively.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) content costs, (iii) payment handling fees, (iv) depreciation of servers and other equipment and (v) games revenue sharing costs and others. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
Continuing operations	2013		2014		2015
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Bandwidth costs	28,174	23.1	33,545	24.7	37,218	28.6
Content costs, including amortization	1,061	0.9	—	—	338	0.3
Payment handling fees	12,097	9.9	11,305	8.3	9,087	7.0
Depreciation of servers and other equipment	3,801	3.1	5,102	3.8	4,873	3.8
Games revenue sharing costs and others	5,125	4.2	5,803	4.3	8,518	6.5
Total	50,258	41.2	55,755	41.1	60,034	46.2

Bandwidth costs. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers. Bandwidth is a significant component of our cost of revenues. We expect our bandwidth costs to increase on an absolute basis primarily due to an increased need for bandwidth to support the growth of our business. In 2015, a portion of the bandwidth we use for our acceleration services was supplied by uplink capacity crowdsourced through our cloud computing project, instead of buying such bandwidth from third parties. In addition, we expect to increase our bandwidth costs as we continue to scale in magnitude the capacity we crowdsource through our cloud computing project. For details on our cloud computing project, see “Item 4. Information on the Company — B. Business Overview.”

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

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2013		2014		2015
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Research and development expenses	21,740	17.8	29,252	21.5	38,250	29.4
Sales and marketing expenses	9,848	8.1	13,527	10.0	15,042	11.6
General and administrative expenses	18,663	15.3	26,945	19.8	28,774	22.1
Total	50,251	41.2	69,724	51.3	82,066	63.1

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Expenditures incurred during the research phase are expensed as incurred. Expenditures incurred for the development of the acceleration products prior to the establishment of technological feasibility are expensed when incurred. We expect our research and development expenses to increase in the near term as we continue toexpand our research and development team to develop new products and update existing products, particularly as we plan to continue devoting resources in the development of our cloud computing project and the development and updating of our mobile products.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the near term as we expect to hire additional sales personnel and invest in brand enhancement efforts and the promotion of our products, particularly as we plan to increase our efforts in promoting our cloud computing project, Xunlei Mobile and online games.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits, professional service fees and other administrative expenses. We expect our general and administrative expenses to slightly increase in the near term as our business continues to grow.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, there is no withholding tax on dividends paid by us to our shareholders.

China

On March 16, 2007, the PRC National People’s Congress promulgated the EIT Law, adopting a unified EIT rate of 25%. In addition, the EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the “Circular for Implementation of the Transitional Preferential Policies for the Enterprise Income Tax.” Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which were established in the Shenzhen Special Economic Zone before March 16, 2007, was 25% for each of the years 2013, 2014 and 2015.

As approved by the relevant tax authority, Giganology Shenzhen was further exempt from EIT for two years commencing from the first year of profitable operation after offsetting prior years’ tax losses, followed by a 50% reduction for the next three years, or 2-year Exemption and 3-year 50% Reduction, as a software enterprise. The first year of profit operation of Giganology Shenzhen was 2006. According to the EIT Law, Giganology Shenzhen could still enjoy the tax holidays which were grandfathered by the EIT Law in 2011. Accordingly, the applicable EIT rates for Giganology Shenzhen were 25% for each of the years ended December 31, 2013, 2014 and 2015.

On April 14, 2008, relevant PRC governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise, or HNTE status under the EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%. In April 2009, the State Administration for Taxation, or SAT, issued Circular Guoshuihan [2009] No. 203 stipulating that entities qualified for the HNTE status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15% provided under the EIT Law starting from the year when the HNTE certificate becomes effective. In addition, an entity qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the EIT Law and the relevant regulations. In February 2011, Shenzhen Xunlei obtained the HNTE certificate and has renewed the HNTE certificate in September 2014 for the years ended December 31, 2015, 2016 and 2017, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 15% for the years of 2015, 2016 and 2017.

According to a policy of the PRC State tax bureau, enterprises that engage in research and development activities are entitled to claim 150% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year, or Super Deduction. Shenzhen Xunlei has been claiming this Super Deduction in ascertaining its tax assessable profits and brought forward tax losses from 2009 onwards. In addition, following the approval by the relevant tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities. Accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards. In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the year of 2013 and 2014. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2013, 2014 and 2015 were 10%, 10% and 15%, respectively.

Pursuant to the relevant PRC regulations, Xunlei Computer is entitled to the 2-year Exemption and 3-year 50% Reduction treatment. The first year of profitable operation of Xunlei Computer is 2013. Our other subsidiaries and VIE’s subsidiaries, which were established after January 1, 2008, are subject to EIT at a rate of 25%.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2015, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such WHT is required.

Results of operations

The following table sets forth a summary of our consolidated results of continuing operations by amounts and percentages of our revenues for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2013		2014		2015
(in thousands of US$ except for percentage)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Revenues, net of rebates and discounts	122,031	100.0	135,812	100.0	129,996	100.0
Business taxes and surcharge	(3,904)	(3.2)	(1,878)	(1.4)	(361)	(0.3)
Net revenues	118,127	96.8	133,934	98.6	129,635	99.7
Cost of revenues	(50,258)	(41.2)	(55,755)	(41.0)	(60,034)	46.2
Gross profit	67,869	55.6	78,179	57.6	69,601	53.5
Operating expenses
Research and development expenses	(21,740)	(17.8)	(29,252)	(21.5)	(38,250)	(29.4)
Sales and marketing expenses	(9,848)	(8.1)	(13,527)	(10.0)	(15,042)	(11.6)
General and administrative expenses	(18,663)	(15.3)	(26,945)	(19.8)	(28,774)	(22.1)
Total operating expenses	(50,251)	(41.2)	(69,724)	(51.3)	(82,066)	(63.1)
Operating income/(loss)	17,618	14.4	8,455	6.3	(12,465)	(9.6)
Interest income	1,189	1.0	6,733	5.0	5,833	4.5
Interest expense	—	—	(163)	(0.1)	(239)	(0.2)
Other income, net	4,679	3.9	13,966	10.2	3,627	2.8
Share of income/(loss) from equity investees	25	0.0	(259)	(0.2)	(12)	(0.0)
Income/(loss) from continuing operations before income tax	23,511	19.3	28,732	21.2	(3,256)	(2.5)
Income tax (expense)/benefit	(560)	(0.5)	(463)	0.4	886	0.7
Net income/(loss) from continuing operations	22,951	18.8	28,269	20.8	(2,370)	(1.8)
Discontinued operations
Loss from discontinued operations before income taxes	(13,779)	—	(20,330)	—	(10,048)	—
Income tax benefit/(expense)	1,207	—	1,923	—	(2,048)	—
Net loss from discontinued operations	(12,572)	(10.3)	(18,407)	(13.5)	(12,096)	(9.3)
Net income/(loss)	10,379	8.5	9,862	7.3	(14,466)	(11.1)
Less: Net loss attributable to the non-controlling interest	(283)	(0.2)	(950)	(0.7)	(1,299)	(1.0)
Net income/(loss) attributable to Xunlei Limited	10,662	8.7	10,812	8.0	(13,167)	(10.1)

Year ended December 31, 2015 compared with year ended December 31, 2014.

Revenues. Our revenues decreased by 4.3% from US$135.8 million in 2014 to US$130.0 million in 2015. The decrease was primarily due to a decrease in subscription revenues.

Our revenues from subscription services decreased by 16.0% from US$98.2 million in 2014 to US$82.4 million in 2015. The decrease was mainly attributable to lower average revenue per subscriber due to the suspension of certain accounts in 2015. Our number of subscribers as of December 31, 2015 was 5.0 million, compared with 4.9 million as of December 31, 2014.

Our online advertising revenues decreased by 17.5% from US$5.8 million in 2014 to US$4.8 million in 2015, primarily because we stopped placing advertisements on Xunlei Kankan after its divestiture.

Revenues derived from other internet value-added services increased by 34.5% from US$31.8 million in 2014 to US$42.8 million in 2015, primarily because we achieved revenue from our cloud computing project in 2015.

Cost of revenues. Our cost of revenues increased by 7.7% from US$55.8 million in 2014 to US$60.0 million in 2015. The increase in our cost of revenues was primarily due to the increase in bandwidth costs associated with our cloud computing project.

Bandwidth costs. Our bandwidth costs increased by 10.9% from US$33.5 million in 2014 to US$37.2 million in 2015, primarily due to the increased bandwidth costs associated with our cloud computing project.

Payment handling fees. Our payment handling fees decreased by 19.6% from US$11.3 million in 2014 to US$9.1 million in 2015, driven primarily by a change in the combination of payment channels used by our subscribers.

Depreciation of servers and other equipment. Depreciation of servers and other equipment decreased by 4.5% from US$5.1 million in 2014 to US$4.9 million in 2015, primarily due to the shift of strategy to our cloud computing project.

Games revenue sharing costs and others. These costs increased by 4.8% from US$5.8 million in 2014 to US$8.5 million in 2015, primarily related to the cost of hardware sold this year.

Gross profit. As a result of the above, our gross profit decreased by 11.0% from US$78.2 million in 2014 to US$69.6 million in 2015. Gross profit margin decreased from 57.6% in 2014 to 53.5% in 2015, primarily due to an increase in bandwidth cost.

Operating expenses. Our operating expenses increased by 17.7% from US$69.7 million in 2014 to US$82.1 million in 2015, primarily due to expenses associated with the development and promotion of cloud computing and an increase of staff compensation expenses, including share-based compensation.

Research and development expenses. Our research and development expenses increased by 30.8% from US$29.3 million in 2014 to US$38.3 million in 2015. The increase in our research and development expenses was primarily due to the rise in staff compensation expenses, both due to the continued investments (including more headcounts and increased bonuses) and growth in our cloud computing project.

Sales and marketing expenses. Our sales and marketing expenses increased by 11.2% from US$13.5 million in 2014 to US$15.0 million in 2015. The increase in our sales and marketing expenses was primarily due to our increased spending on marketing and promotion associated with our cloud computing project.

General and administrative expenses. Our general and administrative expenses increased by 6.8% from US$26.9 million in 2014 to US$28.8 million in 2015. The increase in our general and administrative expenses was primarily due to an increase in staff compensation expenses, including share-based compensation, both due to an increase in headcount and an increase in average salary and bonus levels.

Interest income. Our interest income decreased by 13.4% from US$6.7 million in 2014 to US$5.8 million in 2015. The increase was primarily due to the decrease of our cash and cash equivalents.

Interest expense. We had an interest expense of US$0.2 million in 2014 and US$0.2 million in 2015, which represented interest expenses accrued for long-term payables to certain shareholders resulting from repurchase of shares in 2014.

Other income, net. Our other income decreased by 74.0% from US$14.0 million in 2014 to US$3.6 million in 2015, primarily due to an decrease of US$8.1 million in fair value changes of warrants liabilities resulting from expiration of series E warrants upon our initial public offering in 2014, an increase of US$ 2.6 million in exchange losses and an increase of US$1.0 million in investment income from short-term investments.

Income tax (expense)/benefit. We had an income tax expense of US$0.5 million in 2014 but an income tax benefit of US$0.9 million in 2015. The income tax benefit for 2015 was mainly attributable to the deferred tax asset related to our operating loss, which was carried forward to offset taxable income. There is no valuation allowance recognized for deferred tax assets generated from tax loss of disposal of Xunlei Kankan since we believe it can achieve enough profit in the next five years to realize all of the deferred tax assets.

Net income/(loss) from continuing operations. As a result of the above, we generated a net income of US$28.3 million in 2014 but incurred a net loss of US$2.4 million in 2015.

Net loss from discontinued operations. Loss from discontinued operations was US$18.4 million in 2014 and US$12.1 million in 2015.

Net income/(loss) attributable to Xunlei Limited. As a result of the above, we generated a net income attributable to Xunlei Limited of US$10.8 million in 2014 but a net loss attributable to Xunlei Limited of US$13.2 million in 2015.

Year ended December 31, 2014 compared with year ended December 31, 2013.

Revenues. Our revenues increased by 11.3% from US$122.0 million in 2013 to US$135.8 million in 2014. The increase was primarily due to a 13.2% increase in our revenues from subscription services.

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

Revenues derived from other internet value-added services decreased by 2.0% from US$32.3 million in 2013 to US$31.8 million in 2014, primarily due to the increase in pay per view revenues from US$2.0 million in 2013 to US$3.9 million in 2014.

Cost of revenues. Our cost of revenues increased by 11.0% from US$50.3 million in 2013 to US$55.8 million in 2014. The increase in our cost of revenues was primarily due to the increase in bandwidth costs associated with the expansion of our subscription and other services and an increase in depreciation of servers and other equipment.

Bandwidth costs. Our bandwidth costs increased by 19.1% from US$28.2 million in 2013 to US$33.5 million in 2014, primarily due to the increased bandwidth needs to support our subscription services. Bandwidth costs associated with subscription services have grown in line with the expansion of our subscription services.

Payment handling fees. Our payment handling fees decreased by 6.6% from US$12.1 million in 2013 to US$11.3 million in 2014, driven primarily by a change in the combination of payment channels used by our subscribers.

Depreciation of servers and other equipment. Depreciation of servers and other equipment increased by 34.2% from US$3.8 million in 2013 to US$5.1 million in 2014, as we acquired more servers and other equipment to accommodate the increased needs for our acceleration and other product services.

Games revenue sharing costs and others. These costs increased by 13.3% from US$5.1 million in 2013 to US$5.8 million in 2014, mainly because we generated more revenues from exclusive licensed games in 2014.

Gross profit. As a result of the above, our gross profit increased by 15.2% from US$67.9 million in 2013 to US$78.2 million in 2014. Gross profit margin increased from 55.6% in 2013 to 57.6% in 2014, primarily due to an decrease in payment handing fee.

Operating expenses. Our operating expenses increased by 38.8% from US$50.3 million in 2013 to US$69.7 million in 2014, primarily due to an increase of staff compensation expenses, including share-based compensation.

Research and development expenses. Our research and development expenses increased by 34.6% from US$21.7 million in 2013 to US$29.3 million in 2014. The increase in our research and development expenses was primarily due to the rise in staff compensation expenses, both due to an increase in headcount and an increase in average salary and bonus levels.

Sales and marketing expenses. Our sales and marketing expenses increased by 37.4% from US$9.8 million in 2013 to US$13.5 million in 2014. The increase in our sales and marketing expenses was primarily due to our increased spending on marketing and promotion.

General and administrative expenses. Our general and administrative expenses increased by 44.4% from US$18.7 million in 2013 to US$26.9 million in 2014. The increase in our general and administrative expenses was primarily due to an increase in staff compensation expenses, including share-based compensation, both due to an increase in headcount and an increase in average salary and bonus levels.

Interest income. Our interest income increased by 466.3% from US$1.2 million in 2013 to US$6.7 million in 2014. The increase was primarily due to an increase in cash held in the form of interest-bearing bank deposits representing net proceeds received from series E financing and our initial public offering in June 2014.

Interest expense. We did not have any interest expense 2013 but had an interest expense of US$0.2 million in 2014, which represented interest expenses accrued for long-term payables to certain shareholders resulting from repurchase of shares in 2014.

Other income, net. Our other income increased by 198.5% from US$4.7 million in 2013 to US$14.0 million in 2014, primarily due to an increase of US$6.5 million in fair value changes of warrants liabilities resulting from expiration of series E warrants upon our initial public offering, and an increase of US$1.6 million in investment income from short-term investments and an increase of US$0.8 million in subsidy income.

Income tax expense. We had income tax expense of US$0.6 million and US$0.5 million in 2013 and 2014, respectively.

Net income/(loss) from continuing operations. As a result of the above, we generated a net income of US$23.0 million in 2013 but incurred a net loss of US$28.3 million in 2014.

Net loss from discontinued operations. Loss from discontinued operations was US$12.6 million in 2013 and US$18.4 million in 2014.

Net income attributable to Xunlei Limited. As a result of the above, we generated net income attributable to Xunlei Limited of US$10.7 million in 2013 and US$10.8 million in 2014.

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

(4)	Revenues from Cloud Computing

We launched Project Crystal, our cloud computing uplink capacity crowdsourcing project in 2014. This is an ongoing technology innovation in crowd-sourcing of idle uplink capacity and potentially storage from our user base, by providing crowd-sourced uplink capacity either for our own use or by third parties. These services are mainly used in online game, online video and mobile application.

The core principle is to collect idle uplink capacity from individuals with compensation, and we target to commercialize to online video streamers, app stores and other third parties. On a monthly basis, we record the capacity that we deliver and recognize revenue from these online video streamers under contractual rates applied.

(5)	Revenues from ZQB

As part of our cloud computing services, since the second quarter of 2015, we began to sell ZQB, a hardware which could work as a micro-computer based on Linux system. Revenue from the sale of ZQB is recognized when the item is dispatched to customers.

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

Share-based compensation

We awarded a number of share-based compensation options to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in note 19 to our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

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

The following table sets forth the options granted that were outstanding as of December 31, 2015:

Date of Option Grant	Options outstanding	Exercise price (US$)	Fair value of options (US$)	Fair value of common shares (US$)
prior to 2012	8,618,325	—	—	—
March 1, 2012	75,615	0.01-3.97	1.01-2.82	2.83
August 1, 2012	7,917	3.97	1.10	3.01
March 1, 2013	7,292	3.97	1.17	3.20
August 1, 2013	267,500	3.97	1.13	3.23
November 18, 2013	366,761	2.11–3.97	0.99–1.60	3.15
March 5, 2014	52,000	3.97	0.89	3.06
June 24, 2014	512,642	2.11	1.43	2.98
September 5, 2014	32,233	3.97	0.62-0.66	2.67
January 1, 2015	473,500	0.08-3.30	0.76-1.38	1.46
Total	2,130,820

We estimate the fair value of share options granted using the Black-Scholes option pricing model. The key assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

	For the Year Ended December 31,
	2013	2014	2015
Risk-free interest rate (1)	0.77% to 1.76%	0.77% to 1.76%	0.77% to 1.76%
Dividend yield (2)	—	—	—
Volatility rate (3)	43.8% to 51.3%	40.07% to 43.3%	40.07% to 43.3%
Expected term (in years) (4)	4.58	4.13 to 4.58	4.07 to 5.57

Notes:

(1)	The risk-free interest rates of periods within the contractual life of the share options is based on the U.S. dollar Chinese government bond yield data from Bloomberg as of the valuation dates;

(2)	We have no history or expectation of paying dividends on our common stock;

(3)	Expected volatility is estimated based on the average historical volatilities of shares of the comparable publicly listed companies from Bloomberg as of the valuation dates; and

(4)	The expected term is estimated by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

We also awarded a number of restricted shares to our executive officers and employees. On November 19, 2013, December 31, 2013, March 5, 2014, March 31, 2014, June 9, 2014, June 24, 2014, August 1, 2014, November 3, 2014, December 1, 2014, March 1, 2015, June 23, 2015, August 1, 2015, September 1, 2015, November 1, 2015 and November 19, 2015, we granted 7,605,238, 490,000, 1,830,000, 270,000, 689,700, 60,000, 1,205,058, 1,800,000, 3,781,087, 1,769,000, 100,000, 1,215,000, 520,000, 230,000 and 6,500 restricted shares to our executive officers and employees, respectively. In 2015, 2,706,075 restricted shares were forfeited, and these are available for future grants to executive officers and employees. The details of these share-based restricted shares and the respective terms and conditions are described in “Share-based compensation” in note 19 to our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

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

In 2015, we granted 3,890,500 restricted shares to our executive officers and employees. The compensation costs that we expect to record for these grants will be approximately US$5.95 million.

Total compensation costs recognized for the years ended December 31, 2013, 2014 and 2015, respectively, are as follows:

	For the Year Ended December 31,
(In thousands of US$)	2013	2014	2015
Sales and marketing expenses	43	66	131
General and administrative expenses	1,080	6,407	6,701
Research and development expenses	973	1,171	2,896
Total	2,096	7,644	9,728

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

Fair value of our common shares

Prior to the completion of our initial public offering, we were a private company with no quoted market prices for our common shares. We have therefore estimated, with assistance from an independent valuation firm, the fair value of our common shares at certain dates in 2013 and 2014.

The following table sets forth the fair values of our common shares estimated from 2013 through the date of this annual report:

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

The major assumptions used in calculating the fair values of our common shares include:

•	Weighted average cost of capital, or WACC: WACCs of 17.2%, 20.5%, 20.5%, 18.2%, 18.2%, 18.5%, 18.5%, 18.2%, 18.2% and 18.4% were used for dates as of January 31, 2012, March 1, 2012, August 1, 2012, March 1, 2013, August 1, 2013, November 18, 2013, December 31, 2013, March 5, 2014, March 31, 2014 and June 9, 2014, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and non-systematic risk factors;

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, three China-based online marketing companies and one U.S.-based online marketing company, all of which are listed in the U.S., were selected for reference as our guideline companies.

•	The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the change in the fair value of our common shares from January 2011 to June 9 2014. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: the projected business performances can be achieved with the effort of our managements; there will be no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect our business; the operational and contractual terms stipulated in the relevant contracts and agreements will be honored; and the facilities and systems proposed are sufficient for future expansion in order to realize the growth potential of the business and maintain a competitive edge;

•	For the income approach, we forecasted our future debt-free net cash flows for five to six years subsequent to the valuation date and applied a H Model to calculate the terminal debt-free cash flow after five to six years. The net cash flow was then discounted to present value using a risk-adjusted discount rate, which was based on market inputs using a capital asset pricing model that reflected the risks associated with achieving our forecasts. The terminal or residual value at the end of the projection period was based on the H Model with the terminal growth rate assumed to be 3% for all the valuation dates. The resulting terminal value and interim debt-free cash flows were then discounted at a rate ranging from 17.2% to 20.5% for the respective valuation date which was based on the weighted average cost of capital of comparable companies, as adjusted for our specific risk profile.

•	Our total equity value was then allocated among the preferred shares and common shares. The valuation model allocated the equity value between the common shares and the preferred shares and calculated the fair value of common shares based on the option-pricing method. Under this method, common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The common shares are considered to be a call option with claim on the equity above the exercise price equal to the liquidation preferences of the preferred shares.

•	Discount for lack of marketability, or DLOM, a discount for lack of marketability was also applied to reflect the fact that there is no ready public market for our shares as we were a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option pricing method, the fair value of the put option, which can hedge against a price decline before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, a discount for lack of marketability of 19%, 26%, 26%, 19%, 16%, 14%, 14%, 12%, 12% and 8% was used on January 31, 2012, March 1, 2012, August 1, 2012, March 1, 2013, August 1, 2013, November 18, 2013, December 31, 2013, March 5, 2014, March 31, 2014 and June 9, 2014, respectively, for the valuation of our common shares, when we conducted valuations on these dates in 2012, 2013, 2014. These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying common shares for the options granted, and the valuation results and the amount of share-based compensation expenses would also vary accordingly.

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

The major assumptions used in calculating the fair value of the Xiaomi warrants includes:

March 5, 2014
Spot price(1)	4.50 - 4.65
Risk-free interest rate(2)	0.12%
Volatility rate(3)	38.81%
Dividend yield(4)	—

(1)	Spot price—based on the fair value of 100 percent equity interest of Xunlei Limited which is allocated to our preferred shares and common shares as at the valuation date under different scenarios. The probability of the occurrence of an initial public offering is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%.

(2)	Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)	Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)	We have no history or expectation of paying dividends on its common shares.

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

The major assumptions used in calculating the fair value of the subscription rights includes:

	March 5, 2014	April 24, 2014
Spot price(1)	3.31 - 4.65	3.39 - 4.64
Risk-free interest rate(2)	0.04%	0.02%
Volatility rate(3)	38.12%	42.74%
Dividend yield(4)	—	—

(1)	Spot price—based on the fair value of 100 percent equity interest of Xunlei Limited which is allocated to our preferred shares and common shares as at the valuation date under different scenarios. The probability of the occurrence of an initial public offering is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%.

(2)	Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)	Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)	We have no history or expectation of paying dividends on its common shares.

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

For the portion of exclusive Content Copyrights that generates direct cash flows, we amortize the purchase costs using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of sub-licensing revenue and barter transaction gain (details described in Note 2(r) to our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015) generated for the current period to the total ultimate direct revenues estimated to be generated by the exclusive Content Copyrights for their whole license period or estimated useful lives. We revisit the forecast at each quarter or year end and make adjustment, when appropriate.

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

For both exclusive and non-exclusive Content Copyrights, there were no impairments for the years ended December 31, 2013, 2014 and 2015 because a significant portion of the content was related to movies and TV series, of which approximately 70% to 90% of the purchase costs of the Content Copyrights had been amortized during the first year of the licensed period. As such, the unamortized carrying amounts were lower than the respective net realizable values when the impairment assessment was performed.

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

Impairment of goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. But we select to proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit. No goodwill impairment losses were recognized for the year ended December 31, 2015. However, if we continue to incur losses, we may face an impairment of goodwill.

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in “Certain risk and concentration” in note 27 to our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

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

If we determine that an allowance is needed for a customer, we will discontinue business with them unless they start to resume payment. The accounts receivable is written-off when we cease pursuing collection. Any changes in our estimates may cause our operating results to fluctuate. The accounts receivable that was fully reserved as of both December 31, 2014 and 2015 was US$0.1 million.

The allowances provided for accounts receivable as of both December 31, 2014 and 2015 was US$0.1 million.

As of December 31, 2015, we had accounts receivable net of allowances aged beyond one year from the date of invoice in the amount of US$0.04 million. Based on our assessment of the customer’s ability to pay, a bad debt allowance was not considered necessary for those amounts. As of the date of this annual report, a majority of those balances have been collected and we continue to actively pursue collection of the remaining balance.

Although our general credit term for our customers is 90 days, we do not consider our receivables aged less than one year from the invoice date to be past due given the general practices we have with our customers in the advertising industry. Typically we are willing to accept delayed repayment up to one year from invoice date if we have assurance that payment will be made as soon as practicable. Accordingly, we did not make significant provisions for balances aged less than one year as of December 31, 2013, 2014 and 2015.

Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We record a valuation allowance against certain of our deferred income tax assets if it is more likely than not that those assets will not be realized. In evaluating our ability to realize our deferred income tax assets, we consider all available positive and negative evidence, including our historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis. The estimation of future taxable income involves significant judgement and estimates. Based on management's estimated future taxable income and all other available evidence, for entities where management concluded that it is more likely than not that the net operating losses carried forward can be utilized prior to their respective expiration dates, no valuation allowance is recorded.

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

We did not have any significant uncertain tax position and there was no effect on our financial position or results of operations as a result of implementing the new guidance. We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No interest and penalties were recorded in the years ended December 31, 2013, 2014 and 2015.

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

Recent accounting pronouncements

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The adoption of this pronouncement does not have a significant impact on our consolidated financial statements.

On May 28, 2014, the FASB and IASB issued the standard on the recognition of revenue from contracts with customers. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on its consolidated financial statements of adopting this guidance. In August 2015, the FASB proposed to defer the effective date of Update 2014-09 for all entities by one year, which means calendar year-end public companies are required to apply the new guidance beginning in 2018.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this guidance is not expected to have significant impact on our consolidated financial statements.

In August 2014, the FASB issued Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of this pronouncement is not expected to have significant impact on our consolidated financial statements.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Consolidation (Topic 810) –Amendments to the Consolidation Analysis. The new guidance applies to entities in all industries and provides a new scope exception to registered money market funds and similar unregistered money market funds. It provide new guidance to companies in determining whether an entity is a variable interest entity (VIE), assessing fees paid to a decision maker or a service provider, and consideration of related parties in the economics test. The standard is effective for public business entities for annual periods beginning after December 15, 2015. This new guidance is not expected to have significant impact to our existing structure.

In July 2015, the FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330) –Simplifying the Measurement of Inventory. The amendments apply to inventory that is measured using the first-in, first-out (FIFO) or average cost method. The main change is in the subsequent measurement guidance from the lower of cost or market to the lower of cost and net realizable value for inventory within the scope of this Update. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this ASU is not expected to have significant impact to our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes, which require the deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. . We believe that this ASU will have an impact on our consolidated balance sheet and related disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. . The adoption of this ASU is not expected to have significant impact to our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact ASU2016-02 will have on our consolidated balance sheet, results of operations, cash flows and related disclosures

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in ASU 2016-09 affect all entities that issue share-based payment awards to their employees and involve multiple aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. All excess tax benefits and tax deficiencies (including tax benefits of dividends on share-based payment awards) should be recognized as income tax expense or benefit in the income statement. The tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity also should recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Tax benefits should be classified along with other income tax cash flows as an operating activity. An entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (consistent with current GAAP) or account for forfeitures when they occur. Under current GAAP, one of the requirements for an award to qualify for equity classification is that an entity cannot partially settle the award in cash in excess of the employer's minimum statutory withholding requirements. Under ASU 2016-09, the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions. Cash paid by an employer when directly withholding shares for tax withholding purposes should be classified as a financing activity. For public business entities, ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. We are currently evaluating the impact ASU2016-09 will have on our consolidated balance sheet, results of operations, cash flows and related disclosures.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operations and, to a lesser extent, proceeds from private placements of preferred shares to investors, and net proceeds received from our initial public offering. As of December 31, 2015, we had US$432.1 million in cash and cash equivalents and short-term investments. As of the same date, we did not have any outstanding bank loans.

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

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risk related to our corporate structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE’s subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2013 and 2014, and 2015, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$49.2 million, US$59.8 million and US$117.7 million, respectively.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands of US$)	2013	2014	2015
Net cash generated from operating activities	85,533	48,202	13,764
Net cash used in investing activities	(78,352)	(70,546)	(54,982)
Net cash generated from financing activities	2,487	333,268	5,030
Net increase/(decrease) in cash and cash equivalents	9,668	310,924	(36,188)
Cash and cash equivalents at the beginning of year	81,906	93,906	404,275
Effect of exchange rates on cash and cash equivalents	2,332	(555)	(6,310)
Cash and cash equivalents at end of year	93,906	404,275	361,777

As of December 31, 2015, we had cash or cash equivalents of US$361.8 million in total,including RMB385.4 million (US$59.4 million) and US$6.5 million located within the PRC, of which RMB210.5 million (US$32.4 million) was held by our VIE Shenzhen Xunlei and its subsidiaries. We also had cash or cash equivalents of RMB221.4 million (US$34.1 million), US$261.7 million and 0.9 million Hong Kong dollars (US$0.1 million) located outside of the PRC as of December 31, 2015.

Operating activities

Net cash generated from operating activities amounted to US$13.8 million in 2015, which was primarily attributable to a net loss of US$14.5 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$17.8 million, share-based compensation of US$9.7 million, a net change in working capital. The net change in working capital was primarily due to a decrease in accounts receivable amounting to US$1.4 million, which was in line with the decrease of our online advertising revenues, a decrease in accrued liabilities and other payable of US$1.1 million mainly attributable to the decrease in accrued payroll and employees benefit provision, and an decrease in prepayments and other current assets of US$3.2 million.

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

Net cash used in investing activities amounted to US$55.0 million in 2015, primarily attributable to the purchase of short-term investments, of US$222.2 million, purchase of intangible assets in the amount of US$11.9 million, partially offset by proceeds from the sales and maturity of short-term investments, which amounted to US$175.5 million.

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

Financing activities

Net cash generated from financing activities amounted to US$5.0 million in 2015, primarily attributable to government grants received of US$1.1 million and the exercise of vested share options amounted US$ 5.0 million, partially offset by payments for the repurchase of shares in the amount of US$1.3 million.

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

Capital Expenditures

We made capital expenditures of US$7.4 million, US$7.8 million and US$13.8 million in the years ended December 31, 2013, 2014 and 2015, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2015, we had a team of 452 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

Our research and development team is divided, according to focus areas, into core research and development, application engineering, subscription services engineering and wireless and embedded system engineering. The table below provides an outline of what each focus area entails:

Core research and development	Primarily focuses on the development of our basic technologies to ensure that we use the most advanced transmission techniques to maintain our competitive advantage.

Application Engineering	Primarily focuses on continuous development of our resource discovery/distributed file locating and bandwidth crowd-sourcing technologies to maintain the competitive advantages of our key products such as Xunlei Accelerator, our cloud computing project as well as the online games platform that we operate.

Subscription Services Engineering	Primarily focuses on diversifying and refining the paid services we provide to our subscribers.

Wireless and Embedded System Engineering	Primarily focuses on expanding our services into other internet-enabled devices, such as tablets and smartphones.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

		Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	925	751	174	—	—
Bandwidth lease obligations	25,680	15,715	9,965	—	—
Capital obligations	5,844	5,844	—	—	—
Total	32,449	22,310	10,139	—	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases expire on different dates.

As of December 31, 2015, we had irrevocable purchase obligations for online game licenses that had not been recognized in the amount of US$ 5.8 million.

G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sean Shenglong Zou	44	Co-Founder, Chairman and Chief Executive Officer
Hao Cheng	40	Co-Founder and Director
Qin Liu	43	Director
Quan Zhou	58	Director
Feng Hong	39	Director
Chuan Wang	46	Director
Hongjiang Zhang	55	Director
Jenny Wenjie Wu	41	Independent Director
Yongfu Yu	39	Independent Director
Lei Chen	43	Co-Chief Executive Officer
Peng Huang	48	Chief Operating Officer
Tao Thomas Wu	50	Chief Financial Officer

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

Mr. Hao Cheng is our co-founder and has been our director since our inception in February 2005. Mr. Cheng also served as the executive director of Xunlei Games Development (Shenzhen) Co. Ltd. from February 2010 to January 2016 and as the general manager of the same company from February 2010 to January 2016. Prior to joining us, Mr. Cheng managed the products, services, marketing and sales of the corporate search team at Baidu, Inc. Mr. Cheng received a master’s degree in computer science from Duke University in the U.S. in 1999 and a bachelor’s degree in mathematics from Nankai University in China in 1997. In January 2016, Mr. Hao Cheng resigned from all executive positions at the company. He remains as a member of the board of directors of our company.

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

Mr. Quan Zhou has served as a director of our company since November 2006. Mr. Zhou has been acting as the president of IDG Technology Venture Investment, Inc. and a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I and IDG-Accel China Capital Fund, and their respective successor funds. Mr. Zhou received a Ph.D degree in fiber optics from Rutgers University in 1989, a master’s degree in chemical physics from the Chinese Academy of Sciences in 1985 and a bachelor’s degree in chemistry from China Science and Technology University in 1982.

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

Ms. Jenny Wenjie Wu has served as our independent director since June 2014. Ms. Wu has been the chief strategy officer of Ctrip.com International, Ltd. or Ctrip, a Nasdaq-listed company, since November 2013. Prior to that, she served as Ctrip’s chief financial officer between May 2012 and November 2013 and as a deputy chief financial officer between December 2011 and May 2012. Ms. Wu also serves as an independent non-executive director of Kingsoft Corporation Limited from March 2013. Prior to joining Ctrip, Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings (International) Company Limited, a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a Master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, and both a Master’s degree and a Bachelor’s degree in economics from Nan Kai University, China. Ms. Wu is a Chartered Financial Analyst (CFA).

Mr. Yongfu Yu has served as our independent director since June 2014. Mr. Yu is currently the president of Alibaba Group’s mobile internet division and Alimama since May 2015. Prior to current position, Mr. Yu was the chief executive officer of UCWeb Inc., a provider of mobile internet software technology and services in China from the end of 2006 to May 2015. From 2001 to 2006, Mr. Yu worked at Legend Capital, a venture capital investment fund, focusing on the TMT industry. He served as an investment manager between 2001 to 2004 and as a vice president between 2004 and 2006. Mr. Yu received his bachelor’s degree in business management from the College of International Business, Nankai University in China in 1999.

Mr. Lei Chen has been our co-chief executive officer since November 2015. Prior to that, Mr. Chen has been our chief technology officer since November 2014. Prior to joining us, Mr. Chen was the chief executive officer of Tencent Cloud Computing (Beijing) Ltd., a wholly owned subsidiary of Tencent Holdings Limited, or Tencent, where he spearheaded Tencent’s cloud computing, open platform and social advertisement efforts. He joined Tencent in 2010. Before becoming the chief executive officer of Tencent Cloud Computing (Beijing) Ltd., he served as manager of Tencent’s cloud platform division and deputy general manager of its open platform and social advertising platform divisions. Mr. Chen also worked at Google and Microsoft before joining Tencent, creating data storage and e-commerce applications. Mr. Chen holds a bachelor of science degree in computer science and technology from Tsinghua University, and a master’s degree in computer science from the University of Texas at Austin.

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

B.	Compensation

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately US$1.9 million in cash to our executive officers, and we paid approximately US$12,000 in cash compensation to two non-executive directors. In addition, we paid approximately US$94,000 in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan, see “—Share Incentive Plans.” For restricted share grants outside the share incentive plan, see “—Share Incentive Plans.”

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

2010 Plan

Under the 2010 Plan and the seventh amended and restated shareholders’ agreement dated as of April 24, 2014, the maximum number of shares in respect of which options, restricted shares, or restricted share units that may be granted is 26,822,828 shares. As of March 31, 2016, options to purchase an aggregate number of 2,097,410 common shares were outstanding.

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

The following table summarizes, as of March 31, 2016, the outstanding options granted to our executive officers, directors, and other individuals as a group under our 2010 Plan.

Name	Common shares underlying options awarded	Exercise price (US$/share)	Date of grant	Date of expiration
Tao Thomas Wu	*	2.11	November 18, 2013	November 17, 2020
	*	2.11	June 24, 2014	June 24, 2021
Other Individuals as a Group(1)	1,243,010
Total	2,097,410

*	Less than one percent of our total outstanding share capital.

(1)	As of March 31, 2016, the outstanding options held by other individuals as a group had exercise prices ranging from US$0.016 to US$3.97. These options were granted on various dates from April 1, 2003 through March 31, 2016. Each option that was granted before January 1, 2007 will expire after ten years from the date of grant. Each option that was granted after January 1, 2007 will expire after seven years from the date of grant.

2013 Plan

Under the 2013 Plan, the maximum number of share awards that may be granted is 9,073,732 restricted shares, which have been issued to Leading Advice Holdings Limited, or Leading Advice, for the purposes of administrating the awards according to the 2013 Plan. As of March 31, 2016, 7,820,985 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan.

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

2014 Plan

Under the 2014 Plan, the maximum number of share awards that may be granted is 14,195,412 restricted shares, which are currently registered under the name of Leading Advice Holdings Limited for the purposes of administrating the awards according to the 2014 Plan. As of March 31, 2016, 7,587,000 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2014 Plan.

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

The following table summarizes, as of March 31, 2016, the number of restricted shares granted to our officers and other individuals as a group pursuant to our 2013 Plan and 2014 Plan.

Name	Number of restricted shares granted		Date of grant
Lei Chen		*	November 3, 2014
Peng Huang		*	November 18, 2013
		*	September 1, 2015
Tao Thomas Wu		*	November 18, 2013
Other Individuals as a Group	10,050,365
Total	15,467,985

*	Less than one percent of our total outstanding share capital.

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

Audit Committee

Our audit committee consists of Ms. Jenny Wenjie Wu and Mr. Yongfu Yu, and is chaired by Ms. Jenny Wenjie Wu. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Yongfu Yu satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 1,523, 1,305 and 1,014 employees as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had 1,014 employees, including 139 in general administration, 679 in research and development and 196 in sales and marketing. In 2013, our employees were divided into five categories, including management, research and development, content procurement, sales and marketing and general administration. Since 2014, however, we grouped our employees into three redefined categories—research and development, sales and marketing and general administration—and employees who were formerly in the management or content procurement categories were reassigned to one of the three redefined categories. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2016 held by:

•	each of our current directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 337,997,790 total outstanding common shares as of March 31, 2016, excluding (i) 16,519,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 14,360,275 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by us under our 2015 and 2016 repurchase programs but not yet cancelled.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%(1)
Directors and executive officers**:
Sean Shenglong Zou(2)	32,814,606	9.71%
Hao Cheng(3)	13,133,952	3.89%
Qin Liu(4)	4,166,667	1.23%
Quan Zhou(5)	22,446,587	6.64%
Feng Hong(6)	—	—
Chuan Wang(7)	—	—
Hongjiang Zhang(8)	—	—
Jenny Wenjie Wu(9)	*	*
Yongfu Yu(10)	*	*
Lei Chen	*	*
Peng Huang(11)	*	*
Tao Thomas Wu	*	*
All directors and executive officers as group	73,324,678	21.69%

Principal Shareholders:
Xiaomi Ventures Limited(12)	93,653,572	27.71%
King Venture Holdings Limited(13)	37,500,000	11.09%
Vantage Point Global Limited(14)	20,814,606	6.16%
IDG Funds(15)	22,446,587	6.64%

Notes:

*	Less than 1% of the total outstanding common shares.

**	The business address of Messrs. Shenglong Zou, Hao Cheng, Tao Thomas Wu and Lei Chen is 7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road, Nanshan District, Shenzhen, 518057, People’s Republic of China.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of the date of this annual report, by 337,997,790, being the sum of the total number of common shares, and the number of common shares underlying share options, restricted shares and warrants held by such person or group that are exercisable within 60 days of the date of this annual report.

(2)	Represents (i) 20,814,606 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Zou through a family trust, and (ii) 12,000,000 common shares held by Eagle Spirit LLC, a Delaware limited liability company, which is wholly owned by a United States irrevocable trust with Mr. Zou as the settler and Mr. Zou is the sole director of Eagle Spirit LLC.

(3)	Represents 13,133,952 common shares held by Aiden & Jasmine Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Hao Cheng through a family trust.

(4)	Represents (i) 3,796,296 common shares held by Morningside China TMT Special Opportunity Fund, L.P. and (ii) 370,371 common shares held by Morningside China TMT Fund III Co-Investment, L.P. Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-Investment, L.P. are controlled by Morningside China TMT GP III, L.P., their general partner. Morningside China TMT GP III, L.P. is in turn controlled by TMT General Partner Ltd., its general partner. Mr. Liu is one of the directors of TMT General Partner Ltd. The business address of Mr. Liu is No. 380, Wu Yuan road, Xuhui District, Shanghai, China.

(5)	Represents (i) 16,265,416 common shares held by IDG Technology Venture Investment III, L.P., or IDG Investment III, L.P., (ii) 2,014,504 common shares held by IDG Technology Venture Investment IV, L.P., or IDG Investment IV, L.P., and (iii) 4,166,667 common shares held by IDG Technology Venture Investment V, L.P., or IDG Investment V, L.P., as reported on the Amendment No. 1 to Schedule 13G filed by the IDG Funds with the SEC on February 1, 2016. We refer to IDG Investment III, L.P., IDG Investment IV, L.P. and IDG Investment V, L.P. collectively as IDG Funds and each as an IDG Fund. According to the Schedule 13G/A, each of the IDG Funds is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Investment III L.P. is IDG Technology Venture Investment III, LLC, a limited liability partnership organized under the laws of the State of Delaware. The general partner of IDG Investment IV L.P. is IDG Technology Venture Investment IV, LLC, a limited liability partnership organized under the laws of the State of Delaware. The general partner of IDG Investment V L.P. is IDG Technology Venture Investment V, LLC, a limited liability partnership organized under the laws of the State of Delaware. The managing members of the general partner of each of the IDG Funds are Chi Sing Ho and Quan Zhou. By virtue of acting together with Chi Sing Ho to direct the management and operations of the general partner of each of the IDG Funds, Quan Zhou may be deemed to share voting and dispositive powers with respect to all the shares held by the IDG Funds. The business address of Mr. Zhou is c/o IDG Capital Partners, 6/F, COFCO Plaza, No. 8 Jianguomennei Avenue, Beijing 100005, China.

(6)	The business address of Mr. Hong is Building E, Shunshijiaye Chuang Ye Yuan, No. 66 Zhufang Road, Qinghe, Haidian District, Beijing, China.

(7)	The business address of Mr. Wang is Building C, Shunshijiaye Chuang Ye Yuan, No. 66 Zhufang Road, Qinghe, Haidian District, Beijing, China.

(8)	The business address of Dr. Zhang is Kingsoft Tower, No. 33 Xiaoying West Road, Haidian District, Beijing, China.

(9)	The business address of Ms. Wu is No. 99, Fuquan Road, Shanghai, China.

(10)	The business address of Mr. Yu is F12, Tower A, U-Center, No. 28 Chengfu Road, Haidian District, Beijing 100083, China.

(11)	The business address of Mr. Huang is 7/F, Building 11, Tower 2, Kejizhonger Road, Ruanjiang Yuan, Nanshan District, Shenzhen, China.

(12)	Represents 93,653,572 common shares held by Xiaomi Ventures Limited. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands. The business address of Xiaomi Ventures Limited is 68 Qinghe Middle Street WuCaiCheng Office Building, 12th Floor, Haidian District, Beijing, People’s Republic of China.

(13)	Represents 37,500,000 common shares held by King Venture Holdings Limited. King Venture Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands, and is wholly owned by Kingsoft Corporation Limited, a Cayman Islands company with its shares listed on the Hong Kong Stock Exchange (Stock Code: 3888). The business address of King Venture Holdings Limited is Kingsoft Tower, No. 33 Xiaoying West Road, Haidian District, Beijing, China.

(14)	Represents 20,814,606 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust. The registered address of Vantage Point Global Limited is P.O. Box 438, Palm Grove House, Road Town, Tortola, British Virgin Islands.

(15)	Represents (i) 16,265,416 common shares held by IDG Technology Venture Investment III, L.P., (ii) 2,014,504 common shares held by IDG Technology Venture Investment IV, L.P., and (iii) 4,166,667 common shares held by IDG Technology Venture Investment V, L.P., as reported on the Amendment No. 1 to Schedule 13G filed by the IDG Funds with the SEC on February 1, 2016. According to the Schedule 13G/A, each of the IDG Funds is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Investment III L.P. is IDG Technology Venture Investment III, LLC, a limited liability partnership organized under the laws of the State of Delaware. The general partner of IDG Investment IV L.P. is IDG Technology Venture Investment IV, LLC, a limited liability partnership organized under the laws of the State of Delaware. The general partner of IDG Investment V L.P. is IDG Technology Venture Investment V, LLC, a limited liability partnership organized under the laws of the State of Delaware. The managing members of the general partner of each of the IDG Funds are Chi Sing Ho and Quan Zhou. The business address of the IDG Funds is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

To our knowledge, as of March 31, 2016, 169,284,236 of our outstanding common shares are held by four record holders in the United States including 134,837,645 common shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of our common shares held by The Bank of New York Mellon includes 14,360,275 common shares consisting of shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by the company under its 2015 and 2016 repurchase programs, which represents 36.55% of our total outstanding shares (including the aforementioned 14,360,275 common shares). None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Advances extended to certain directors

We extended advances amounting to RMB60,000 to Mr. Shenglong Zou and RMB7,000 to Mr. Chuan Wang in 2014. These advances were used for general business purposes, to set up certain companies in the PRC which we plan to use to conduct a part of our business and consolidate into the financial statements of our company in the future. As of the December 31, 2015, the advances to Mr. Shenglong Zou and Mr. Chuan Wang remain outstanding.

Game sharing arrangement with Zhuhai Qianyou Technology, Co., Ltd.

In November 2011, we obtained an exclusive game operation right from Zhuhai Qianyou Technology, Co., Ltd., or Zhuhai Qianyou, our equity investee, which is specialized in developing online games. According to the agreement in relation to such game operation right that we entered into with Zhuhai Qianyou, we need to share revenues derived by the licensed games with Zhuhai Qianyou. For the years ended December 31, 2013, 2014 and 2015, game sharing cost paid and payable to Zhuhai Qianyou was US$1.8 million, US$0.4 million and US$0.1 million, respectively. As of December 31, 2013, 2014 and 2015, US$0.2 million,US$0.1 million and less than US$0.1 million, respectively, of the game sharing cost we owe to Zhuhai Qianyou remained unpaid and outstanding.

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

As of December 31, 2015, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was RMB4.7 million (US$0.8 million).

Pre-installing Services Agreements with Xiaomi

Cooperation Framework Agreement. On August 1, 2013, we entered into a Cooperation Framework Agreement, or the Framework Agreement, with Xiaomi Technology to arrange for the pre-installation of our Xunlei Accelerator onto Xiaomi’s set-top boxes. The Framework Agreement has a term of three years and there is no fee charged for such cooperation.

Xunlei Accelerator Mobile Pre-installing Services Agreement. On December 1, 2013, we entered into a Xunlei Accelerator Mobile Pre-installing Services Agreement, or the Pre-installing Services Agreement, with Beijing Xiaomi Mobile Software Company Limited, or Beijing Xiaomi, a Xiaomi group company. Through such cooperation, Xiaomi phones will be pre-installed with our mobile acceleration applications and Xiaomi phone users will have access to our acceleration services. The Pre-installing Services Agreement has a term of one year and there is no fee charged for the pre-installation. We have entered into other pre-installing agreements with other unrelated parties at no charge. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems, MIUI6 and MIUI7, and installed on Xiaomi phones, including both pre-installations on new phone shipments and installations from upgrades on existing Xiaomi phones. We received technology service revenue of US0.3$ million from Beijing Xiaomi in 2015.

In 2015, we received sales orders from Xiaomi Technology to provide online advertising services on our website. Our total advertising revenue from those orders was less than US$0.1 million. As of December 31, 2015, we did not have any outstanding receivable from Xiaomi Technology.

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

Dividend Policy

We have not previously declared or paid cash dividends. Subject to our ongoing financial performance, cash position, budget and business plan and market conditions, we may consider paying special dividends. However, we do not plan to pay dividends in the foreseeable future We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014	16.18	6.56
2015	14.34	5.93

Quarterly Highs and Lows
First Quarter 2015	8.66	5.93
Second Quarter 2015	14.34	6.25
Third Quarter 2015	12.04	6.71
Fourth Quarter 2015	8.36	6.58

Monthly Highs and Lows
October 2015	8.36	6.90
November 2015	8.20	6.58
December 2015	8.06	6.80
January 2016	7.66	6.00
February 2016	6.12	5.14
March 2016	6.74	5.68
April 2016 (through April 20, 2016)	7.49	6.00

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ Global Select Market since June 24, 2014 under the symbol “XNET.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the SAT on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by PRC resident enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. We do not believe we would be treated as a “resident enterprise” for PRC tax purposes even if the criteria for “de facto management body” as set forth in the circular mentioned above were deemed applicable to us. See “Item 3. Key Information—D. Risk factors—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations.” However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-resident enterprise shareholders, including the holders of our ADSs and non-resident enterprise holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or common shares. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty).

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2015, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2016 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Dividends

Subject to the discussion below under “Passive foreign investment company rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on the NASDAQ Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the NASDAQ Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2015, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2016. Each non-corporate U.S. Holder is advised to consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares and ADSs. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2015, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2016. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. We were not entitled to any such payment from the depositary in 2015 in connection with the establishment of our ADS facility.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

The following “Use of Proceeds” information relates to our initial public offering of 7,315,000 ADSs representing 36,575,000 of our common shares, and the underwriters’ full exercise of their option to purchase from us an additional 1,097,250 ADSs representing 5,486,250 common shares, at an initial offering price of US$12.00 per ADS. Our initial public offering closed in June 2014.

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

After deducting the total expenses, we received net proceeds of approximately US$90.4 million from our initial public offering. As of December 31, 2015, the net proceeds received from our initial public offering had been used for the following purposes:

•	Approximately US$ 57.2 million to invest in technology, infrastructure and product development efforts;

•	Approximately US$ 25.3 million to acquire digital media content and exclusive online game licenses; and

•	Approximately US$ 7.9 million for other general corporate purposes, including working capital needs and potential acquisitions.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our common shares, or our affiliates.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer, co-chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer, co-chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2015, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, co-chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2015 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2014 and had not been remediated as of December 31, 2015. The material weakness is related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements.

Because of the material weakness described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s independent registered public accounting firm because the company qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2015.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness, one significant deficiency and other control deficiencies in our internal control over financial reporting as of December 31, 2014, which had not yet been remediated as of December 31, 2015. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified was related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and lack of related implementation controls.

To remedy our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we have adopted several measures to improve our internal control over financial reporting. For example, we hired a chief financial officer and a senior financial officer, each of whom has a solid understanding of and extensive work experience involving U.S. GAAP and SEC financial reporting. We engaged an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls. In addition, we plan to further hire an additional number of employees with knowledge of U.S. GAAP and SEC regulations within our finance and accounting departments, implement a comprehensive ERP system and continue to provide our accounting and finance staff with U.S. GAAP training regularly. As such remedial measures had not been fully implemented in the limited time that elapsed since our initial public offering, our management concluded that the material weakness had not been remediated as of December 31, 2015. We still lacked sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to timely and properly prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements. We are fully committed to continue to implement measures to remediate our material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk factors—Risks related to our business and industry—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

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

	2014		2015
Audit fees(1)	US$	800,000	US$	746,085
Audit-related fees(2)	US$	1,046,002	US$	—
All other fees(3)	US$	—	US$	—

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal auditors in connection with our initial public offering in 2014, other than the underlying audit and review of financial statements.

(3)	“All other fees” means the aggregate fees for services rendered other than services reported under “Audit fees” and “Audit-related fees” provided by our principal auditors.

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent auditors, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2015.

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

The following table is a summary of the shares repurchased by us during 2015 under the Repurchase Program. No shares were repurchased during 2015 except during the month indicated and all shares were purchased from our employees pursuant to the Repurchase Program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 12 – March 31	192,803	6.44	192,803	2,814,715
April 7 – April 7	1,000	6.65	1,000	2,813,715
September 29 – September 30	2,940	7.13	2,940	2,810,775
December 18 – December 30	16,876	6.94	16,876	2,793,899
Total	213,619	—	213,619	—

(1) Due to the expiration of the Repurchase Program, such amount is no longer available for repurchase after December 31, 2015.

In January 2016, our board of directors authorized a second share repurchase program, whereby our company may repurchase up to US$20 million of our common shares or ADSs from January 26, 2016 to January 26, 2017 through the same means as the Repurchase Program. We publicly announced this second repurchase program on January 27, 2016.

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

As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the corporate governance standards under the NASDAQ Stock Market Rules. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We strive to comply with most of the Nasdaq corporate governance practices to ensure a high standard of corporate governance. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The practices of our home country, the Cayman Islands, do not require us to hold annual shareholders meetings every year. We have elected to adopt this practice and did not hold an annual meeting of shareholders for fiscal year 2014 and do not plan to hold such meeting for fiscal year 2015. We may, however, hold annual shareholders meeting in the future.

Nasdaq Stock Market Rule 5605(b)(1) requires a Nasdaq-listed company to have a board of directors composed of at least a majority of independent directors. The practices of our home country, the Cayman Islands, do not require us to have a majority of the board of directors composed of independent directors at this time. We have elected to adopt this practice and do not have a board of directors composed of at least a majority of independent directors.

Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq-listed company to have an audit committee composed of at least three independent members. The practices of our home country, the Cayman Islands, do not require us to have a three member audit committee at this time. We have elected to adopt this practice and have an audit committee composed of two independent members.

Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq-listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. The practices of our home country, the Cayman Islands, do not require that any of the members of a company’s nominations committee be independent directors. We have elected to adopt this practice and our corporate governance and nominating committee is not composed solely of independent directors.

Nasdaq Stock Market Rule 5605(d)(2) requires a Nasdaq-listed company to have a compensation committee composed solely of independent directors. The practices of our home country, the Cayman Islands, do not require that any of the members of a company’s compensation committee be independent directors. We have elected to adopt this practice in order to utilize the experience of Mr. Chuan Wang and our compensation committee is not composed solely of independent directors.

Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to follow the above corporate governance standards.

Other than the above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Xunlei Limited, its subsidiaries and its variable interest entity and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Eighth amended and restated memorandum and seventh amended and restated articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.3	Deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated June 23, 2014 (incorporated by reference to Exhibit 4.3 to the Registrant’s registration statement on Form F-1, as amended (File No. 333-196221), filed with the Securities and Exchange Commission on June 12, 2014)

4.1	Seventh amended and restated shareholders agreement among the Registrant and its subsidiaries, Shenzhen Xunlei Networking Technologies Co., Ltd. and its subsidiaries, shareholders of the Registrant and other parties thereto, dated April 24, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.2	Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of February 13, 2014 (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document
4.3	Warrant issued by the Registrant to Xiaomi Ventures Limited dated as of March 5, 2014 (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.4	Warrant issued by the Registrant to Skyline Global Company Holdings Limited, dated as of March 5, 2014 (incorporated by reference to Exhibit 4.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.5	Supplemental agreement to Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of March 20, 2014 (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.6	Series E preferred share purchase agreement, among the Registrant, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and IDG Technology Venture Investment V, L.P., dated as of April 3, 2014 (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.7	2010 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.8	2013 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.9	2014 share incentive plan (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.10	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan of the Registrant, dated March 20, 2014 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.11	Letter agreement signed by Leading Advice Holdings Limited in relation to 2014 share incentive plan of the Registrant, dated May 5, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.12	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan and 2014 share incentive plan of the Registrant, dated May 19, 2014 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.13	Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.14	Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.15	English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012, (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.16	English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document
4.17	English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.18	English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.19	English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.20	English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.21	English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.22	English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.23	English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.24	English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.25	English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.26	English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.27	English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.28	English translation of equity interests disposal agreement between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated November 15, 2006, as amended on May 10, 2011 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.29	English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated December 24, 2013 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document
4.30	Content protection agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd. and other parties thereto dated May 22, 2014 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.31	English summary of Assets and Business Transfer Agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Science and Technology Co., Ltd. and Beijing Kingsoft Cloud Science and Technology Co., Ltd. dated September 2, 2014 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2015)

4.32*	English translation of the Equity Transfer Agreement dated as of May 13, 2015 by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd.

4.33*	English translation of the Business and Assets Transfer Agreement dated as of May 14, 2015 by and among Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd.

8.1*	List of significant subsidiaries and variable interest entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the Securities and Exchange Commission on June 12, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.4*	Consent of PricewaterhouseCoopers, an independent registered public accounting firm

16.1	Letter from PricewaterhouseCoopers to the SEC (incorporated by reference to Exhibit 16.1 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2015)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

	By:	/s/ Sean Shenglong Zou
Name: Sean Shenglong Zou
Title: Chairman and Chief Executive Officer

Date: April 21, 2016

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Xunlei Limited:

In our opinion, the accompanying consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Xunlei Limited and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong

March 21, 2014, except for the effects of discontinued operations discussed in Note 3 to the consolidated financial statements, as to which the date is April 21, 2016

F- 2

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Xunlei Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Xunlei Limited and its subsidiaries (collectively, the ‘‘Group’’) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 21, 2016

F- 3

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	December 31, 2014	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	4	404,275	361,777
Short-term investments	5	29,427	70,328
Accounts receivable, net	6	5,180	11,266
Inventories	10	—	480
Deferred tax assets	23	2,091	689
Due from related parties	22	22	45
Prepayments and other current assets	7	13,890	13,068
Held-for-sale assets	3	47,045	—
Total current assets		501,930	457,653

Non-current assets:
Long-term investments	11	5,498	11,319
Deferred tax assets	23	10,862	8,593
Property and equipment, net	8	16,408	18,036
Intangible assets, net	9	15,100	13,433
Goodwill	2(l), (m)	23,237	21,896
Prepayments for content copyrights	7	1,532	—
Other long-term prepayments and receivables	7	5,795	7,431
Total assets		580,362	538,361

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 24,504 and USD 33,262 as of December 31, 2014 and 2015, respectively)		14,937	21,736
Due to a related party (including due to a related party of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 84 and USD 38 as of December 31, 2014 and 2015, respectively)	22	84	38
Deferred revenue and income, current portion (including deferred revenue and income, current portion of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 27,534 and USD 24,902 as of December 31, 2014 and 2015, respectively	12	27,745	25,113
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 2,554 and USD 2,407 as of December 31, 2014 and 2015, respectively)		2,554	2,470
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 85,701 and USD 131,312 as of December 31, 2014 and 2015, respectively)	13	30,333	27,379
Held-for-sale liabilities	3	27,367	—

F- 4

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	December 31, 2014	December 31, 2015
Total current liabilities		103,020	76,736

Non-current liabilities:
Deferred revenue and income, non-current portion (including deferred revenue and income, non-current portion of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD 6,452 and USD 4,751 as of December 31, 2014 and 2015, respectively)	12	6,825	5,383
Deferred tax liability, non-current portion	23	8,552	6,378
Due to related parties, non-current portion	22	4,137	4,337
Other long-term payable		807	846
Total liabilities		123,341	93,680
Commitments and contingencies	26
Equity
Common shares ( USD0.00025 par value, 1,000,000,000 shares authorized, 357,886,089 shares issued and 327,611,487 shares outstanding as at December 31, 2014; 368,877,209 shares issued and 339,319,115 shares outstanding as at December 31, 2015)	17	82	85
Additional paid-in-capital		446,202	458,270
Accumulated other comprehensive income/(loss)		5,894	(4,152)
Statutory reserves		5,132	5,132
Treasury shares (30,274,602 shares and 29,558,094 shares as at December 31, 2014 and 2015, respectively)	17	7	7
Retained earnings/(Accumulated deficits)		574	(12,593)
Total Xunlei Limited’s shareholders’ equity		457,891	446,749
Non-controlling interest	19	(870)	(2,068)
Total liabilities and shareholders’ equity		580,362	538,361

The accompanying notes are an integral part of these consolidated financial statements.

F- 5

Xunlei Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2013	2014	2015
Revenues, net of rebates and discounts	2(r)	122,031	135,812	129,996
Business taxes and surcharges		(3,904)	(1,878)	(361)
Net revenues		118,127	133,934	129,635
Cost of revenues	14	(50,258)	(55,755)	(60,034)
Gross profit		67,869	78,179	69,601
Operating expenses
Research and development expenses		(21,740)	(29,252)	(38,250)
Sales and marketing expenses		(9,848)	(13,527)	(15,042)
General and administrative expenses		(18,663)	(26,945)	(28,774)
Total operating expenses		(50,251)	(69,724)	(82,066)
Operating income / (loss)		17,618	8,455	(12,465)
Interest income		1,189	6,733	5,833
Interest expense		—	(163)	(239)
Other income, net	25	4,679	13,966	3,627
Share of income/(loss) from an equity investee		25	(259)	(12)
Income/(loss) from continuing operations before income tax		23,511	28,732	(3,256)
Income tax (expense)/benefit	23	(560)	(463)	886
Net income/(loss) from continuing operations		22,951	28,269	(2,370)
Discontinued operations
Loss from discontinued operations before income taxes		(13,779)	(20,330)	(10,048)
Income tax benefit / (expense)		1,207	1,923	(2,048)
Net loss from discontinued operations		(12,572)	(18,407)	(12,096)

Net income/(loss)		10,379	9,862	(14,466)
Less: net loss attributable to the non-controlling interest		(283)	(950)	(1,299)
Net income/(loss) attributable to Xunlei Limited		10,662	10,812	(13,167)
Allocation of net income to participating preferred shareholders	16	(4,094)	—	—
Accretion of Series D to convertible redeemable preferred shares redemption value	16	(4,300)	(1,870)	—
Contingent beneficial conversion feature of series C to one Series C shareholder	15	—	(57)	—
Deemed dividend to Series D shareholder from its modification	15	—	(279)	—
Accretion of Series E to convertible redeemable preferred shares redemption value	15	—	(12,754)	—
Amortization of beneficial conversion feature of Series E	15	—	(4,139)	—
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	15	—	(49,346)	—
Deemed dividend to certain shareholders from repurchase of shares	18	—	(14,926)	—
Deemed dividend to preferred shareholders upon initial public offering	15	—	(32,807)	—

Net income/(loss) attributable to Xunlei Limited’s common shareholders		2,268	(105,366)	(13,167)
Net income/(loss)		10,379	9,862	(14,466)
Other comprehensive income / (loss): Foreign currency translation adjustment, net of tax		2,775	(114)	(9,945)
Comprehensive income/(loss)		13,154	9,748	(24,411)
Less: comprehensive loss attributable to non-controlling interest shareholders		(276)	(955)	(1,198)
Comprehensive income/(loss) attributable to Xunlei Limited		13,430	10,703	(23,213)
Basic net income/(loss) per share attributable to Xunlei Limited from continuing operations	21	0.24	(0.45)	(0.00)
Basic net loss per share attributable to Xunlei Limited from discontinued operations	21	(0.20)	(0.09)	(0.04)
Weighted average number of common shares outstanding—basic	21	61,447,372	194,711,227	335,987,595
Diluted net income/(loss) per share attributable to Xunlei Limited from continuing operations	21	0.18	(0.45)	(0.00)
Diluted net loss per share attributable to Xunlei Limited from discontinued operations	21	(0.17)	(0.09)	(0.04)
Weighted average number of common shares outstanding—diluted	21	76,065,898	194,711,227	335,987,595

The accompanying notes are an integral part of these consolidated financial statements.

F- 6

Xunlei Limited

Consolidated statements of changes in shareholders’ equity

(Amounts expressed in thousands of USD, except for number of shares and per share	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	reserves	income	equity	interest
Balance at December 31, 2012	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	—	—	59,540	2,011	3,142	3,235	67,968	360
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,096	—	—	—	2,096	—
Issuance of common shares	—	—	—	—	—	—	—	—	—	—	9,073,732	2	(2)	—	—	—	—	—
Statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,336)	1,336	—	—	—
Series D preferred shares accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,300)	—	—	(4,300)	—
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	10,662	—	—	10,662	(283)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,768	2,768	7
Balance at December 31, 2013	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	9,073,732	2	61,634	7,037	4,478	6,003	79,194	84
Accretion of Series D to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—	(717)	(1,153)	—	—	(1,870)	—
BCF upon Series E tranche 1	—	—	—	—	—	—	—	—	—	—	—	—	52,377	—	—	—	52,377	—
BCF upon Series E tranche 2	—	—	—	—	—	—	—	—	—	—	—	—	1,109	—	—	—	1,109	—
Accretion of Series E to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—	(10,229)	(2,525)	—	—	(12,754)	—
Amortisation of BCF of Series E	—	—	—	—	—	—	—	—	—	—	—	—	(3,206)	(933)	—	—	(4,139)	—
Contingent beneficial conversion feature of series C to one Series C shareholder	—	—	—	—	—	—	—	—	—	—	—	—	57	(57)	—	—	—	—
Deemed dividend of Series D convertible preferred shares from their modifications	—	—	—	—	—	—	—	—	—	—	—	—	—	(279)	—	—	(279)	—

F- 7

Xunlei Limited

Consolidated statements of changes in shareholders’ equity (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	reserves	income	equity	interest
Repurchase of preferred shares and common shares	—	—	(3,756,065)	(1)	(591,451)	—	(477,180)	—	(14,664,637)	(4)	—	—	(47,403)	(11,674)	—	—	(59,082)	—
Acceleration of amortisation of BCF of Series E upon initial public offering (“IPO”)	—	—	—	—	—	—	—	—	—	—	—	—	(49,346)	—	—	—	(49,346)	—
Deemed dividend to preferred shareholders upon IPO	—	—	—	—	—	—	—	—	—	—	—	—	(32,807)	—	—	—	(32,807)	—
Issuance of common shares and conversion of preferred shares upon IPO	(5,728,264)	(1)	(26,552,219)	(7)	(35,808,549)	(9)	(25,939,380)	(7)	277,834,210	71	—	—	470,712	—	—	—	470,759	—
IPO expenses	—	—	—	—	—	—	—	—	—	—	—	—	(4,216)	—	—	—	(4,216)	—
Issuance of common shares for share incentive plans	—	—	—	—	—	—	—	—	—	—	24,195,412	5	(5)	—	—	—	—	—
Exercised share options	—	—	—	—	—	—	—	—	1,431,320	—	(1,431,320)	—	295	—	—	—	295	—
Vested restricted shares	—	—	—	—	—	—	—	—	1,563,222	—	(1,563,222)	—	—	—	—	—	—	—
Share-based compensation - replacement awards in the acquisition of Kingsoft Cloud Storage business	—	—	—	—	—	—	—	—	—	—	—	—	303	—	—	—	303	—
Share-based compensation - others	—	—	—	—	—	—	—	—	—	—	—	—	7,644	—	—	—	7,644	—
Statutory Reserve	—	—	—	—	—	—	—	—	—	—	—	—	—	(654)	654	—	—	—
Components of comprehensive income:
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	10,812	—	—	10,812	(949)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(109)	(109)	(5)
Balance at December 31, 2014	—	—	—	—	—	—	—	—	327,611,487	82	30,274,602	7	446,202	574	5,132	5,894	457,891	(870)

The accompanying notes are an integral part of these consolidated financial statements.

F- 8

Xunlei Limited

Consolidated statements of changes in shareholders’ equity (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	reserves	income	equity	interest
Balance at December 31, 2014	—	—	—	—	—	—	—	—	327,611,487	82	30,274,602	7	446,202	574	5,132	5,894	457,891	(870)
Issuance of common shares for the vesting of restricted shares and the exercise of share options	—	—	—	—	—	—	—	—			10,991,120	3	(3)
Issuance of common shares for exercised share options	—	—	—	—	—	—	—	—	9,092,265	2	(9,092,265)	(2)	3,630				3,630
Repurchase of common shares	—	—	—	—	—	—	—	—	(1,068,095)		1,068,095		(1,287)				(1,287)
Share-based compensation	—	—	—	—	—	—	—	—					9,728				9,728
Restricted shares vested	—	—	—	—	—	—	—	—	3,683,458	1	(3,683,458)	(1)
Net loss	—	—	—	—	—	—	—	—						(13,167)			(13,167)	(1,299)
Translation adjustments	—	—	—	—	—	—	—	—								(10,046)	(10,046)	101
Balance at December 31, 2015	—	—	—	—	—	—	—	—	339,319,115	85	29,558,094	7	458,270	(12,593)	5,132	(4,152)	446,749	(2,068)

The accompanying notes are an integral part of these consolidated financial statements.

F- 9

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for number of	Years ended December 31,
shares and per share data)	2013	2014	2015
Cash flows from operating activities
Net income/(loss)	10,379	9,862	(14,466)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities (i)
—Depreciation of property and equipment	5,112	6,500	5,646
—Amortization of intangible assets	38,314	38,741	12,149
—Allowance for doubtful accounts	4,921	1,767	4
—Loss on disposal of property and equipment	—	—	4
—Gain from barter transactions	(2,059)	(4,428)	(409)
—Share-based compensation	2,096	7,644	9,728
—Decrease in fair value of warrants	(1,531)	(8,054)	—
—Share of loss / (income) from equity investee	(25)	259	12
—Investment income on short-term investments	(356)	(317)	(997)
—Impairment of intangible assets	808	—	—
—Loss on exchange of warrants	—	405	—
—Deemed disposal gain on long-term investments	—	(449)	(702)
—Interest expense accrued on long-term payable	—	163	239
—Deferred taxes	(822)	(1,856)	873
—Deferred government grants	(1,284)	(2,059)	(1,969)
Changes in operating assets and liabilities:
—Accounts receivable	13,655	4,699	1,395
—Prepayments and other assets	(333)	(9,180)	3,815
—Due from/to related parties	(96)	(168)	(70)
—Accounts payable	5,924	2,569	301
—Inventories	—	—	(526)
—Deferred revenue	12,630	(2,643)	(294)
—Income tax payable	116	(5)	153
—Accrued liabilities and other payables	(1,916)	4,752	(1,122)
Net cash generated from operating activities	85,533	48,202	13,764
Cash flows from investing activities
Acquisition of property and equipment	(7,372)	(7,770)	(4,931)
Purchase of short-term investments	(246,153)	(330,471)	(222,157)
Proceeds from disposal of short-term investments	213,506	341,792	175,513
Proceeds from disposal of fixed assets	—	—	25
Proceeds from disposal of Kankan	—	—	16,687
Purchase of intangible assets	(36,005)	(38,056)	(11,894)
Acquisition of long-term investments	(1,390)	(2,359)	(8,330)
Acquisition of Kingsoft Cloud Storage business	—	(33,000)	—
Loans (to)/repayment of loan from employees	(856)	(767)	105
Advance to or repayment of advance from a shareholder	(82)	85	—
Net cash used in investing activities	(78,352)	(70,546)	(54,982)
Cash flows from financing activities
Issuance of Series E preferred shares	—	275,314	—
Issuance of Series E warrants	—	34,686	—
Payment of Series E financing expenses	—	(343)	—
Repurchase of shares	—	(69,303)	(1,287)
Proceeds from initial public offering	—	93,881	—
Payment of initial public offering expenses	—	(3,504)	—
Prepayment for share repurchase plan	—	(1,000)	288
Governments grants received	2,487	856	1,055
Proceeds from exercise of vested share options	—	1,523	4,974
Initial public offering expenses reimbursement received	—	1,158	—
Net cash generated from financing activities	2,487	333,268	5,030

F- 10

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for number of	Years ended December 31,
shares and per share data)	2013	2014	2015
Net increase/(decrease) in cash and cash equivalents	9,668	310,924	(36,188)
Cash and cash equivalents at beginning of year	81,906	93,906	404,275
Effect of exchange rates on cash and cash equivalents	2,332	(555)	(6,310)
Cash and cash equivalents at end of year	93,906	404,275	361,777
Supplemental disclosure of cash flow information
Interests paid	—	—	—
Income tax paid	—	241	82
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	4,157	240	4,468
—Initial public offering expenses in form of other payables	—	712	—
—Purchase of intangible assets in form of accounts payable	25,695	21,860	62
—Acquisition of intangible assets in form of barter transactions	4,058	4,030	—
—Beneficial Conversion Feature of Series C convertible preferred shares from their modifications	—	—	—
—Deemed contribution from Series C preferred shareholders	—	—	—
—Accretion to Series D preferred shares redemption value	4,300	1,870	—
—Contingent beneficial conversion feature of series C to one Series C shareholder	—	57	—
—Deemed dividend to Series D shareholder from its modification	—	279	—
—Accretion of Series E to convertible redeemable preferred shares redemption value	—	12,754	—
—Amortization of beneficial conversion feature of Series E	—	4,139	—
—Deemed dividend to certain shareholders from repurchase of shares	—	14,926	—
—Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	—	49,346	—
—Deemed dividend to preferred shareholders upon initial public offering	—	32,807	—

(i)	Combines adjustment relating to both continuing and discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

F- 11

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

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Shenzhen Xunlei Networking Technologies, Co., Ltd (“Shenzhen Xunlei”).	China	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses
Giganology (Shenzhen) Co. Ltd (“Giganology Shenzhen”)..	China	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Shenzhen Fengdong Networking Technologies, Co., Ltd. (“Fengdong”)	China	December 2005	VIE’s subsidiary	100%	Development of software for related companies
Shenzhen Xunlei Kankan Information Technologies Co., Ltd (formerly known as “155 Networking (Shenzhen) Co., Ltd”).	China	August 2008	VIE’s subsidiary	100%	Development of software for related companies(note a)
Xunlei Software (Beijing) Co., Ltd (“Xunlei Beijing”).	China	June 2009	VIE’s subsidiary	100%	Development of software for related companies
Xunlei Software (Shenzhen) Co., Ltd(“Xunlei Software”).	China	January 2010	VIE’s subsidiary	100%	Provision of software technology development for related companies

F- 12

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Xunlei Software (Nanjing) Co., Ltd. (“Xunlei Nanjing”)	China	January 2010	VIE’s subsidiary	100%	Development of computer software and online games for related companies and provision of advertising services (note b)
Xunlei Games Development (Shenzhen) Co., Ltd.	China	February 2010	VIE’s subsidiary	70%	Development of online game and computer software for related companies and provision of advertising services
Xunlei Network Technologies Limited (“Xunlei BVI”)	British Virgin Islands	February 2011	Subsidiary	100%	Holding company
Xunlei Network Technologies Limited (“Xunlei HK”)	Hong Kong	March 2011	Subsidiary	100%	Development computer software of related companies and provision of advertising services
Xunlei Computer (Shenzhen) Co., Ltd (“Xunlei Computer”)	China	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Shenzhen Onething Technologies Co., Ltd (“One Thing”)	China	September 2013	VIE’s subsidiary	100%	Development of computer software and provision of information technology services to related companies
Wangxin Century Technologies (Beijing) Co., Ltd (“Beijing Wangxin”)	China	October 2015	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Note a:	Xunlei Kankan was disposed in 2015, see note 3 for further discussion.

Note b:	In January 2011, the equity owners of Xunlei Nanjing resolved to liquidate the entity. In May 2012, Xunlei Nanjing was approved to be de-registered by the relevant government authorities. There was no significant financial impact to the consolidated financial statements of the Group.

Note c:	The English names of the PRC companies represent management’s translation of the Chinese names of these companies as these companies have not adopted formal English names.

F- 13

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

The Group engages primarily in the provision of online advertising services on its websites, premium downloading services to its members and online game platforms for game developers and users.

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide online advertising services, operate online games, and hold Internet Content Provider (‘‘ICP’’) license, the company conducts its business through Shenzhen Xunlei, its consolidated VIE.

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

Details of certain key agreements with the VIE are as follows:

—Loan Agreements between Giganology Shenzhen and the shareholders of Shenzhen Xunlei— Giganology Shenzhen provided interest-free loans of RMB 9 million to the shareholders of Shenzhen Xunlei for them to make contributions as registered capital into Shenzhen Xunlei. The term of these agreements last for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until each shareholder of Shenzhen Xunlei has repaid the loans in its entirety in accordance with the loan agreement. The shareholders would not be allowed to transfer their interests in Shenzhen Xunlei without prior consent of Giganology Shenzhen. According to the loan agreements, the loans can only be repaid in the form of common shares of Shenzhen Xunlei. At any time during the term of the loan agreements, Giganology Shenzhen may, at their sole discretion, requires any of the shareholders of Shenzhen Xunlei to repay all or any portion of their outstanding loan under the agreement.

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

—Business Operation Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under these agreements, Giganology Shenzhen has the rights to direct the operating activities of Shenzhen Xunlei, including the appointment of senior management. The shareholders of Shenzhen Xunlei also transferred all their shareholders’ rights to Giganology Shenzhen. The term of this agreement will expire in 2016 and may be extended with Giganology Shenzhen’s confirmation prior to the expiration date. For instance, in May 2011, Shenzhen Xunlei sought and obtained consent from Giganology Shenzhen and the Company to increase its registered capital by RMB20 million and to revise its articles of association accordingly. The term of this agreement will expire on November 15, 2016, and will be renewed before the expiration according to the requirement of the WFOE (i.e. primary beneficiary of the VIE), as contemplated in the original terms of the VIE arrangements.

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

F- 14

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

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after tax operating profit of Shenzhen Xunlei. The amount of service fees payable from Shenzhen Xunlei to Giganology Shenzhen for the years ended December 31, 2013, 2014 and 2015 was USD nil, USD 1,228 thousand and USD 1,235 thousand, respectively.

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

F- 15

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

F- 16

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

2.	Summary of significant accounting policies

(a)	Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

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

The Group consolidates entities for which the Company is the primary beneficiary if the entity’s other equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

F- 17

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Consolidation (continued)

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in the Group’s consolidated financial statements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 25 for further discussion.

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

(c)	Discontinued operations

When disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the entity, or disposal of a major equity method investment. In the consolidated income statement, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in note 3. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and the sale must be highly probable. Non-current assets classified as held for sale and disposal groups are measured at the lower of their carrying or fair value less costs to sell.

F- 18

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(d)	Foreign currency translation

The Company’s reporting and functional currency is the United States Dollar (‘‘USD’’). Xunlei BVI and Xunlei HK’s functional currency is the USD. The functional currency of other subsidiaries, VIE and its subsidiaries located in the PRC is the Renminbi (‘‘RMB’’), which is their respective local currency. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates prevailing at the balance sheet date. The resulting exchange gains and losses from foreign currency transactions are included in other income (loss) within the consolidated statements of comprehensive income.

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

F- 19

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

1) the customer's past payment history and whether it fails to comply with its payment schedule;

2) whether the customer is in financial difficulty due to economic or legal factors;

3) a significant dispute with the customer has occurred;

4) the objective evidence which indicates non-collectability of the accounts receivable.

The allowances provided for Accounts Receivable from continuing operations as of December 31, 2014 and 2015 were USD 0.1 million and USD 0.1 million, respectively.

If the Group determines that an allowance is needed for a customer, the Group will discontinue business with them unless they start to resume payment. The accounts receivable is written-off when the Group ceases pursuing collection. Any changes in the estimates may cause the Group's operating results to fluctuate.

(i)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using actual cost on a weighted average basis. Net realizable value is the amount that can be realized from the sale of the inventory in the inventory in the normal course of business after allowing for the costs of realization.

An allowance is recorded for excess inventory and obsolescence based on the lower of cost or net realizable value.

(j)	Long-term investments

The Group holds investments in privately held companies. The Group accounts for these investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method of accounting. For investments in an investee over which the Group does not have significant influence and of which the investee has no readily determinable fair value, the Group carries the investment using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee’s earnings. The Group assesses its long-term investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. During the years ended December 31, 2013 and 2014, the Group did not impair any of its long-term investments. In 2015, the Group recognised an impairment of USD 0.8 million.

F- 20

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(k)	Property and equipment

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

(l)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

(m)	Impairment of goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. But the Group selects proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit. No goodwill impairment losses were recognized for the year ended December 31, 2015.

F- 21

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(n)	Intangible assets

I)	Content copyrights

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

F- 22

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(o)	Impairment of long-lived assets

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

For both exclusive and non-exclusive Content Copyrights, there were no impairments for the years ended December 31, 2013, 2014 and 2015 because a significant portion of the contents was related to movies and TV series, of which approximately 70% to 90% of the purchase costs of the Content Copyrights had already been amortized during the first year of the licensed period. As such, the unamortized carrying amounts were lower than the respective net realizable values when the impairment assessment was performed.

For other long-lived assets, the Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If the Group identifies an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The impairment of online game license were USD 808 thousand, USD 808 thousand and USD 770 thousand as of December 31, 2013, 2014 and 2015, respectively.

F- 23

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(p)	Commitments and contingencies

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

(q)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating lease are charged to the statements of comprehensive income on a straight-line basis over the period of the lease.

(r)	Revenue recognition

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

F- 24

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Revenue recognition (Continued)

I)	Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high speed online acceleration services, online streaming and other access privileges. The membership fee is time-based and is collected up-front from subscribers except in the cases when they elect to pay via their mobile operators. The membership fee is collected when the subscribers pay for the monthly phone bills. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of subscription fee is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated the principal versus agent criteria and determined that the Group is the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, the Group assesses whether it maintains the principal relationship with the VIP members, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, fixed phone line and mobile payment channels (‘‘Payment Handling Fees’’) are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

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

F- 25

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Revenue recognition (Continued)

II)	Advertising revenues (Continued)

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display based on the following criteria:

—There is persuasive evidence that an arrangement exists—the Group will enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing

—Price is fixed and determinable—prices charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates

—Services are rendered—the Group recognizes revenue ratably over the contract period of display

—Collectability is reasonably assured—the Group assesses credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all the other revenue criteria are met.

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

The Group has estimated and recorded sales rebates provided to the agencies and advertisers of USD 7,207 thousand, USD 5,005 thousand and USD 1,179 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

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

F- 26

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Revenue recognition (Continued)

III)	Other internet value-added services (Continued)

i)	Online game revenues (Continued)

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

F- 27

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Revenue recognition (Continued)

III)	Other internet value-added services (Continued)

i)	Online game revenues (Continued)

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

With the exclusive Content Copyrights, the Group has the right to sub-license the broadcasting rights to third parties. The Group generates revenue from sub-licensing these broadcasting rights on a recurring basis to third party customers for cash, mainly video streaming internet platforms, for cash payments at a fixed rate for a fixed period of time that falls within the original exclusive license period. Revenue is recognized in full at the later of the delivery of the master copy of the content with acceptance acknowledged by the customers and the commencement of the license period, as the Group is not obliged to provide any other services. The Group performs credit assessment of its customers prior to entering into contracts to ensure that collection of the arrangement fee is reasonably assured. There is no ongoing obligation of the Group after delivery of the master copy of the content. The Group recognized content sub-licensing revenue from discontinued operations of USD 7,369 thousand, USD 9,218 thousand and USD 2,929 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

F- 28

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Revenue recognition (Continued)

III)	Other internet value-added services (Continued)

iii)	Pay per view subscription revenue

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

The Group enters into contracts with certain third party portals/websites to earn revenue by referencing online traffic to these third party portals/websites. On a monthly basis, the Group receives data on the user traffic and the related monthly revenue from these third party portals/ websites. Under these programs, the Group recognizes its share of revenues based on contractual rates applied to user traffic referred to the advertisements of the third parties

v)	Revenues from ZQB and cloud computing

The Group launched Project Crystal in 2014. Project Crystal is an ongoing project involving technology innovation in crowd-sourcing idle bandwidth and potentially storage from the Group's user base, by providing crowd-sourced bandwidth either for internal use by the Group or by other third parties. Project Crystal, under the trademark Nebula CDN, refers to an ecosystem which allows users to enjoy smooth video viewing experiences in various complex network environments and enables internet content providers to increase the stability and security of their services and to reduce operating costs. These services are mainly used in online game downing, online video and mobile application.

As part of Project Crystal, since 2015 Q2, the Group commenced to sell zhuangqianbao (“ZQB”). ZQB is a hardware which could be worked as a micro-computer based on Linux system, it also contains CPU, RAM, ROM and input/output devices.

In the Group, the consideration, being the crystal points, will only be given to the users when they successfully shared unused bandwidth with the Group in the future. Therefore, the Group receives an identifiable benefit, being the bandwidth, from the users in exchange for the crystal points. Thus, (a) users purchase ZQB from the Group and the Group purchase excess bandwidth from the users is sufficiently separable and (b) the company can reasonably estimate the fair value of this benefit. Therefore, management determined that (i) ZQB sold to users represent identifiable benefit to the users that is separable from the ability to sell bandwidth back to the Group and (ii) the bandwidth purchased from the users represent identifiable benefit to the Group that is separable from ZQB.

The sales of ZQB and future purchase of excess bandwidth by the Group are considered separate transactions. Therefore, sales of ZQB should be reported as revenue, while crystal points given for purchase of bandwidth should be reported as bandwidth cost.

The Group sells to online platforms such as JD.com and Taobao.com. The revenue from ZQB is recognized when the item is dispatched to customers.

F- 29

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Revenue recognition (Continued)

v)	Revenues from ZQB and cloud computing (Continued)

The core business principle of cloud computing is to collect idle uplink capacity from individual with compensation, and sells to online video streamers such as Iqiyi and Kankan (which Xunlei sold to Nesound in 2015 Q2). On a monthly basis, the Group records the bandwidth it delivers and recognize revenue from these online video streamers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month). The cost of collecting unused bandwidth is recorded as bandwidth costs within cost of revenue.

(s)	Barter transactions

The Group also enters into agreements with third parties (mainly video streaming internet platform) to exchange content. The exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and or sub-license the rights to the content it surrendered in the exchange. These transactions are non-monetary transactions similar to barter transactions, and the Group follows ASC 845, Non-Monetary Transactions and ASC 360-10, Property, Plant, and Equipment. Such barter transactions should be recorded at fair value of the surrendered assets in the transaction unless such fair value are not determinable within reasonable limits. The Group estimated the fair value of the content by gathering ‘‘price reference’’ of cash sub-licensing transactions of each exclusive content right and categorizing it into two buckets (1) cash transaction prices with established counterparties and (2) cash transaction prices with less established counterparties. With this information, the Group calculates an ‘‘average cash transaction price’’ for each category to be used as a reference for the non-monetary transaction. The attributable cost of the related exclusive Content Copyright surrendered is released and recorded as the cost of the barter transaction using the individual-film-forecast computation method. This method calculates such cost based on the ratio of the estimated fair value of the exchanged content over the aggregated estimated fair value to be generated by the exclusive Content Copyrights for their whole license period or estimate useful lives. The Group revisits the forecast at each quarter or year end and make adjustment, when appropriate.

The Group generated net gains amounted to USD 137 thousand (2013:USD1,020 thousand, 2014: USD1,556 thousand) from barter transactions, which is the net amount of proceeds of USD 409 thousand (2013:USD2,059 thousand, 2014: USD4,428 thousand), after deducting related allocation of cost of USD 247 thousand (2013:USD915 thousand, 2014: USD2,606 thousand) and business tax and surcharge of USD 25 thousand (2013:USD124 thousand, 2014: USD266 thousand).

(t)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, commission and benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from continuing operations amounted to approximately USD 5,056 thousand, USD 5,978 thousand and USD 8,089 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

(u)	General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, professional service fees, legal expenses and other administrative expenses.

F- 30

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(v)	Research and development costs

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

The Group also incurred development costs in connection with an internal-use ERP software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. During each of the three years ended December 31, 2015, nil software development costs were capitalized as intangible assets, respectively.

In addition, the Group incurred other research and development costs in relation to software used to support its operations. Any development costs qualified for capitalization have been immaterial for the periods presented.

(w)	Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgement and estimates. Based on management's estimated future taxable income, management concluded that it is more likely than not that the net operating losses carried forward can be utilized prior to their respective expiration dates. On January 1, 2007, the Group adopted the guidance regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group’s consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the new guidance. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. Nevertheless, no significant interest and penalties were recorded in the years ended December 31, 2013, 2014 and 2015.

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

F- 31

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(w)	Taxation and uncertain tax positions (Continued)

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

(x)	Retirement benefits

Full-time employees of the Company’s subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which are expensed as incurred, were USD3,243 thousand , USD3,818 thousand and USD 5,481 thousand for the years ended December 31, 2013 , 2014 and 2015, respectively.

(y)	Share-based compensation

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

(z)	Government subsidies

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

(aa)	Segment reporting

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

F- 32

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(aa)	Segment reporting (Continued)

An analysis of the different types of revenues for the years ended December 31, 2013, 2014 and 2015 are summarized as follows:

Revenue from continuing operations	Years ended December 31,
(In thousands)	2013	2014	2015
Subscription revenue	86,733	98,189	82,435
Advertising revenue	2,951	5,834	4,802
Other internet value-added services (note a)	32,347	31,789	42,759
Total	122,031	135,812	129,996

note a:	Other internet value-added services mainly comprise revenue from online game, traffic referral programs, technical services regarding online acceleration, online sales revenue, sales of software licenses, and revenue from project crystal (including CDN revenue and revenue from ZQB).

(bb)	Net income / (loss) per share

Net basic income / (loss) per share is computed by dividing net income / (loss) attributable to holders of common shares by the weighted-average number of common shares outstanding during the year using the two class method. Using the two class method, net income / (loss) is allocated between common shares and other participating securities based on their participating rights.

Net diluted income / (loss) per share is calculated by dividing net income / (loss) attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted-average number of common and dilutive common equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted income / (loss) per share if their effects would be anti-dilutive. Common share equivalents consist of the common shares issuable in connection with the Group’s convertible non-redeemable and redeemable preferred shares using the if-converted method, and common shares issuable upon the conversion of the stock options, using the treasury stock method.

(cc)	Comprehensive income

Comprehensive income is defined as the change in equity of a Group during the period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of cumulative translation adjustment.

F- 33

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(dd)	Profit appropriation and statutory reserves

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

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2014 and 2015 for the Group’s reporting purpose in China as determined under generally accepted accounting principles in China:

(In thousands)	December 31, 2014	December 31, 2015
Registered capital	54,467	112,435
Additional paid-in capital	161	161
Statutory reserves	5,132	5,132
Total	59,760	117,728

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances (See also Note 25).

(ee)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2013, 2014 and 2015, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

F- 34

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ff)	Recent accounting pronouncements

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The adoption of this pronouncement does not have a significant impact on our consolidated financial statements.

On May 28, 2014, the FASB and IASB issued the standard on the recognition of revenue from contracts with customers. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance. In August 2015, the FASB proposed to defer the effective date of Update 2014-09 for all entities by one year, which means calendar year-end public companies are required to apply the new guidance beginning in 2018.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this guidance is not expected to have significant impact on its consolidated financial statements.

In August 2014, the FASB issued Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of this pronouncement is not expected to have significant impact on its consolidated financial statements.

On February 18, 2015, the FASB issued Accounting Standards Update 2015-02, Consolidation (Topic 810) –Amendments to the Consolidation Analysis. The new guidance applies to entities in all industries and provides a new scope exception to registered money market funds and similar unregistered money market funds. It provide new guidance to companies in determining whether an entity is a variable interest entity (VIE), assessing fees paid to a decision maker or a service provider, and consideration of related parties in the economics test. The standard is effective for public business entities for annual periods beginning after December 15, 2015. This new guidance is not expected to have significant impact to the Group's existing structure.

F- 35

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ff)	Recent accounting pronouncements (Continued)

In July 2015, the FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330) –Simplifying the Measurement of Inventory. The amendments apply to inventory that is measured using the first-in, first-out (FIFO) or average cost method. The main change is in the subsequent measurement guidance from the lower of cost or market to the lower of cost and net realizable value for inventory within the scope of this Update. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this ASU is not expected to have significant impact to the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes, which require the deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. . The Group believes that this ASU will have an impact on the Group’s consolidated balance sheet and related disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. . The adoption of this ASU is not expected to have significant impact to the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognise the assets and liabilities that arise from leases. A lessee should recognise in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognise lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact ASU2016-02 will have on the Group consolidated balance sheet, results of operations, cash flows and related disclosures.

On 30 March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in ASU 2016-09 affect all entities that issue share-based payment awards to their employees and involve multiple aspects of the

F- 36

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ff)	Recent accounting pronouncements (Continued)

accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. All excess tax benefits and tax deficiencies (including tax benefits of dividends on share-based payment awards) should be recognized as income tax expense or benefit in the income statement. The tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity also should recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Tax benefits should be classified along with other income tax cash flows as an operating activity. An entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (consistent with current GAAP) or account for forfeitures when they occur. Under current GAAP, one of the requirements for an award to qualify for equity classification is that an entity cannot partially settle the award in cash in excess of the employer's minimum statutory withholding requirements. Under ASU 2016-09, the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions. Cash paid by an employer when directly withholding shares for tax withholding purposes should be classified as a financing activity. For public business entities, ASU 2016-09 is effective for annual periods beginning after 15 December 2016, and interim periods within those annual periods. The Group is currently evaluating the impact ASU2016-09 will have on the Group consolidated balance sheet, results of operations, cash flows and related disclosures.

F- 37

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.	Discontinued operations

In July 2015, the Company completed the divesture of the Company’s entire stake in its online video streaming platform, Xunlei Kankan to Beijing Nesound International Media Corp., Ltd., an independent third party. The total sales price was RMB 130,000 thousand (USD 21,183 thousand). The disposal is due to a shift of strategy focusing on the Group’s most competitive operations.

Assets and liabilities related to Xunlei Kankan were reclassified as assets/liabilities held for sale as of December 31, 2014, while results of operations related to Xunlei Kankan, including comparatives, were reported as loss from discontinued operations.

Results of the discontinued operation

USD (In thousands)	2013	2014	2015
Revenues, net of rebates and discounts	58,213	47,075	15,677
Business taxes and surcharges	(1,746)	(1,480)	(447)
Net revenues	56,467	45,595	15,230
Cost of revenues	(43,002)	(42,704)	(13,240)
Gross profit	13,465	2,891	1,990
Operating expenses
Research and development expenses	(7,092)	(6,035)	(3,245)
Sales and marketing expenses	(16,762)	(15,726)	(7,384)
General and administrative expenses	(4,410)	(3,016)	(3,051)
Total operating expenses	(28,264)	(24,777)	(13,680)
Net gain from exchanges of content copyrights	1,020	1,556	137
Operating loss	(13,779)	(20,330)	(11,553)
Gain on disposal of Kankan	—	—	1,505
Income taxes benefits/(expenses)	1,207	1,923	(2,048)
Loss from discontinued operations	(12,572)	(18,407)	(12,096)

Assets and liabilities of the discontinued operation

USD (In thousands)	December 31, 2014
Assets
Accounts receivable, net	23,741
Prepayments and other current assets	670
Copyrights related to content-current portion	16,013
Property and equipment, net	1,111
Intangible assets	4,997
Prepayment for content	456
Other long-term prepayments and receivables	57
Total assets held for sale	47,045

Liabilities
Accounts payables	25,267
Deferred revenue, current portion	1,018
Accrued liabilities and other payables	1,082
Total liabilities held for sale	27,367

Cash flows generated from/ (used in) discontinued operations

USD (In thousands)	2013	2014	2015
Net cash generated from/(used in) operating activities	10,439	2,293	(1,554)
Net cash (used in)/generated from investing activities	(16,402)	(34,661)	9,135
Net cash used in financing activities	—	—	—
Net cash flow for the year	(5,963)	(32,368)	7,581

F- 38

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.	Discontinued operations (continued)

The disposal of the online video streaming platform was completed on 15 July 2015 and a gain of USD 1,505 thousand was recognized.

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2014 and 2015 primarily consist of the following currencies:

	December 31, 2014		December 31, 2015
(In thousands)	Amount	USD equivalent	Amount	USD equivalent
RMB	674,001	110,149	606,845	93,454
USD	294,036	294,036	268,198	268,198
HKD	697	90	969	125
Total		404,275		361,777

Time deposits with original maturities of three months or less as of December 31, 2014 and 2015 primarily consist of the following currencies:

	December 31, 2014		December 31, 2015
(In thousands)	Amount	USD equivalent	Amount	USD equivalent
RMB	156,749	25,617	349,099	53,760
USD	5,500	5,500	260,597	260,597
Total		31,117		314,357

5.	Short-term investments

(In thousands)	December 31, 2014	December 31, 2015
Investments in financial instruments (note)	29,427	70,328

Note:	the investments were issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

Time deposits and investments in financial instruments are stated on the balance sheet at the principal amount plus accrued interest. Interest income is recorded in “other income” in the statement of comprehensive income.

F- 39

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

6.	Accounts receivable, net

Continuing operations (In thousands)	December 31, 2014	December 31, 2015
Accounts receivable	5,311	11,392
Less: Allowance for doubtful accounts	(131)	(126)
Accounts receivable, net	5,180	11,266

The accounts receivable from continuing operations that was fully reserved as of December 31, 2014 and 2015 was USD 0.1 million and USD 0.1 million, respectively.

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2013	December 31, 2014	December 31, 2015
Balance at beginning of the year	—	—	131
Additions	—	523	4
Reversals	—		—
Write-off	—	(393)	—
Exchange difference	—	1	(9)
Balance at end of the year	—	131	126

The top 10 customers accounted for about 37% and 39% of accounts receivable as of December 31, 2014 and 2015, respectively.

7.	Prepayments and other assets

(In thousands)	December 31, 2014	December 31, 2015
Current portion:
Advance to suppliers	520	882
Interest-free loans to employees (note a)	3,625	3,200
Low-interest loans to employees, current portion (note b)	64	—
Advance to employees for business purposes	585	957
Interest receivable	5,380	564
Rental and other deposits	774	224
Prepayment for share repurchase plan (note c)	1,000	712
Prepaid game sharing costs	458	—
Prepaid professional fees	900	—
Prepaid management insurance	179	209
Receivable from Nesound (note d)	—	4,004
Prepayment for taxation	—	2,041
Others	405	275
Total of prepayments and other current assets	13,890	13,068
Non-current portion:
Prepayments for online game licenses	5,346	4,786
Long term receivable	—	1,812
Low-interest loans to employees, non-current portion (note b)	449	833
Total of long-term prepayments and other assets	5,795	7,431

F- 40

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

7.	Prepayments and other assets (Continued)

Note a:	The Group had entered into loan contracts with certain employees as at December 31, 2014 and 2015, under which the Group provided interest-free loans to these employees. The loan amounts vary amongst different employees and are repayable on demand.

Note b:	The Group had entered into loan contracts with certain employees as at December 31, 2014 and 2015, under which the Group provided low-interest loans to these employees. The loan amounts vary amongst different employees and are repayable in equal instalments on a monthly basis over the term of 10 years.

Note c:	In December 2014, the Company announced a share repurchase program to purchase up to USD 20 million shares and prepaid USD 1 million to a security broker for this program. In December 2015, the Company announced a share repurchase program to purchase up to USD 20 million shares and prepaid USD 0.7 million to a security broker for this program.

Note d:	The Group sold Kankan to Nesound in July 2015. There is a balance receivable remaining amounted USD 4,004 thousand which would be paid to the Group one year after the closing date.

8.	Property and equipment

Property and equipment consist of the following:

(In thousands)	December 31, 2014	December 31, 2015
Servers and network equipment	32,109	37,332
Computer equipment	1,947	1,544
Furniture, fixtures and office equipment	651	856
Motor vehicles	339	320
Leasehold improvements	1,692	2,504
Total original costs	36,738	42,556
Less: Accumulated depreciation	(20,330)	(24,534)
Construction in progress	—	14
Total	16,408	18,036

Depreciation expense recognized for the years ended December 31, 2013, 2014 and 2015 are summarized as follows:

(In thousands)	December 31, 2013	December 31, 2014	December 31, 2015
Cost of revenues	4,317	5,652	5,003
General and administrative expenses	690	715	628
Sales and marketing expenses	105	133	15
Total	5,112	6,500	5,646

No impairment loss had been recognized for the years ended December 31, 2013, 2014 and 2015.

F- 41

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net

The following table presents the movement in intangible assets:

Continuing operations	December 31, 2014				December 31, 2015
(In thousands)	Cost	Amortization	Impairment	Net book value	Cost	Amortization	Impairment	Net book value
Land use rights	5,279	(253)	—	5,026	5,123	(409)	—	4,714
Trademarks	6,168	(167)	—	6,001	5,812	(1,107)	—	4,705
Non-compete agreement	1,502	(252)	—	1,250	1,415	(472)	—	943
Technology (including right-to-use)	2,399	(100)	—	2,299	2,261	(377)	—	1,884
Acquired computer software	1,468	(1,141)	—	327	619	(255)	—	364
Internal use software development costs	716	(537)	—	179	675	(641)	—	34
Online game licenses (note a)	5,304	(4,478)	(808)	18	5,827	(4,268)	(770)	789
	22,836	(6,928)	(808)	15,100	21,732	(7,529)	(770)	13,433

Note a:	In 2013, indicator of possible impairment triggered the Group to perform an impairment test for one online game license. The impairment test was triggered by the significant decline in the revenue generated by online game. For the quarter ended December 31, 2013, this online game only generated revenue amounted to USD 27 thousand as compared to USD 303 thousand for the quarter ended September 30, 2013, which was significantly lower than the Group’s expectation. The impairment test was performed using a discounted cash flow analysis that requires certain assumptions and estimates regarding economics and future profitability. As of December 31, 2015, full provision for impairment has been provided for this online game license.

Amortization expense recognized for the years ended December 31, 2013, 2014 and 2015 are summarized as follows:

	Years ended December 31
(In thousands)	2013	2014	2015
Cost of Revenue	1,369	1,141	693
General and administrative expenses	269	372	386
Research and development expenses	—	542	1,589
Total	1,638	2,055	2,668

The estimated aggregate amortization expense for each of the next five years as of December 31, 2015 is:

(In thousands)	Intangible assets
2016	2,234
2017	2,002
2018	1,688
2019	1,321
2020 and thereafter	6,188

F- 42

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net (continued)

The weighted average amortization periods of intangible assets as at December 31, 2014 and 2015 are as below:

(In year)	December 31, 2014	December 31, 2015
Copyrights related to content (i)	2.78	—
Land use right	30	30
Trademarks	7	7
Non-compete agreement	4	4
Technology (including right-to-use)	8	8
Acquired computer software	5	5
Internal use software development costs	5	5
Online game licenses	3	3
Domain name (i)	5	—
Total weighted average amortization periods	3.97	11.08

(i) Copyrights related to content and domain name are related to the discontinued operation.

10.	Inventories

(In thousands)	December 31, 2014	December 31, 2015
ZQB	—	92
Online shopping mall inventories (note a)	—	229
Others	—	159
Total	—	480

Note a:	online shopping mall inventories include Xiaomi TV box, gaming discs etc.

F- 43

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.	Long-term investments

(In thousands)	December 31, 2014	December 31, 2015
Equity method investments:
Balance at beginning of the year	2,785	2,965
Additions	—	—
Share of loss from equity investees	(259)	(12)
Dilution gains arising from deemed disposal of investments (ii) (iii)	449	702
Transfer to cost method investments	—	(1,349)
Exchange differences	(10)	(144)
Balance at end of the year	2,965	2,162
Cost method investments:
Balance at beginning of the year	164	2,533
Additions (i)	2,359	6,506
Transfer from equity method investments	—	1,349
Exchange difference	10	(429)
Less: impairment loss on long-term investments		(802)
Balance at end of the year	2,533	9,157

Total long-term investments	5,498	11,319

Details of the Group’s ownership are as follows:

	Percentage of ownership of shares as of December 31,
Investee	2014	2015
Equity method investments:
Zhuhai Qianyou Technology, Co., Ltd. (“Zhuhai Qianyou”),	19.00%	19.00%
Guangzhou Yuechuan Network Technology, Co., Ltd. (“Guangzhou Yuechuan”) (ii)	19.13%	19.13%
Chengdu Diting Technology, Co., Ltd. (“Chengdu Diting”) (ii)	16.58%	—
Cost method investments:
Shenzhen Kushiduo Network Science and Technology Co., Ltd. (“Shenzhen Kushiduo”)(i)	10.00%	12.5%
Shanghai Guozhi Electronic Technology Co., Ltd. (“Shanghai Guozhi”)	21.00%	21.00%
Guangzhou Wucai Information Technology Co., Ltd.(“Guangzhou Wucai”)	10.00%	10.00%
Guangzhou Hongsi Network Technology Co., Ltd.(“Guangzhou Hongsi”)	19.90%	19.90%
Tianjin Kunzhiyi Network Technology Co., Ltd.(“Tianjin Kunzhiyi”) (iii)	19.99%	19.99%
Chengdu Diting Technology, Co., Ltd. (“Chengdu Diting”) (ii)	—	13.27%
Suzhou Heidisi network technology co., Ltd.("Suzhou Heidisi") (i)	—	19.90%
Xiamen Diensi network technology co., Ltd.("Xiamen Diensi") (i)	—	15.00%
Nanjing Qianyi Video information technology co., Ltd.("Nanjing Qianyi") (i)	—	20.00%
11.2 Capital I, L.P. Ltd. ( "11.2 Capital")(i)	—	2.24%
Cloudtropy(i)	—	1.13%

(i)	In 2015, the Group made equity investments in five more unrelated privately-held companies. The shares held by the Group are not in-substance common stock and therefore the Group accounted for these investments according to ASC 320 as equity activities using the cost method. In August 2015, the Group increased investment of USD 39 thousand to purchase 25 thousand shares of Shenzhen Kushiduo. As a result, the Group's ownership interest in Shenzhen Kushiduo increased from 10% to 12.5%.

F- 44

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.	Long-term investments (Continued)

(ii)	In May of 2014, the Group obtained the right to appoint a director to Chengdu Diting and thus had one out of five seats on the board of directors of this investee. Given the existence of significant influence, the Group started to apply equity method in May 2014 although the Group's ownership interest in Chengdu Diting decreased from 19.9% to 16.58% because Chengdu Diting issued new shares to a third party for a total consideration of RMB 10 million (USD 1,627 thousand). In April of 2015, the new investor of Chengdu Diting injected capital of RMB 39.07 million (USD 6.39 million). As a result of the transaction, the Group 's ownership interest in Chengdu Diting diluted from 16.58% to 13.27%. So the recognition of Chengdu Diting's ownership for the Group transferred from equity method to cost method. The Group recorded a dilution gain of RMB 4.38 million (USD 702 thousand) arising from the sale of shares by the investee to third parties at a price in excess of the per share carrying value of the shares owned by the Group in 2015.

(iii)	In September of 2015, Tianjin Kunzhiyi suffered from financial difficulties and lost most of its core R&D staff. As a result, new games couldn't be promoted as committed in investment agreement with the Group. The Group recognized impairment of RMB 5 million (USD 802 thousand) for ownership interest in Tianjin Kunzhiyi as considered necessary.

12.	Deferred revenue and income

(In thousands)	December 31, 2014	December 31, 2015
Deferred revenue
Membership subscription revenues	27,543	24,502
Online game revenues	1,111	1,120
Pay per view subscription revenues	—	—
Deferred income
Government grants	4,863	4,032
Reimbursement from the depository (i)	1,053	842
Total	34,570	30,496
Less: non-current portion (ii)	(6,825)	(5,383)
Deferred revenue and income, current portion	27,745	25,113

(i)	In December of 2014, the Company received from its depositary a reimbursement of USD 1.2 million, net of withholding tax of USD0.3 million. This reimbursement was recognized as deferred income and amortized over the depositary service period of 5 years.

(ii)	As of December 31, 2015, the non-current portion included Membership subscription revenue of USD 719 thousand (2014: USD 1,120 th0usand), Government grants of USD 4,032 thousand (2014: USD 4,863 thousand), and Reimbursement from the depositary of USD 632 thousand (2014: 842 thousand).

F- 45

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

13.	Accrued liabilities and other payables

(In thousands)	December 31, 2014	December 31, 2015
Payroll and welfare	11,800	10,570
Agency commissions and rebates—online advertising	8,017	2,443
Payables for advertisement on exclusive online games	2,515	1,643
Receipts in advance from customers	1,133	—
Tax levies	556	1,605
Payables for purchase of equipment	240	4,999
Legal and litigation related expenses (Note 24)	451	2,601
Professional fees	2,460	908
Staff reimbursements	440	611
Rental expense	382	4
Payables for proceeds from selling exercised stock options	872	177
Advance for exercise of stock options	356	—
Payables for gaming distribution	—	158
Payables to Nesound	—	622
Others	1,111	1,038
Total	30,333	27,379

14.	Cost of revenues

	Years ended December 31,
Cost of revenue from continuing operations(In thousands)	2013	2014	2015
Bandwidth costs	28,174	33,545	37,218
Content costs, including amortization	1,061	—	338
Payment handling fees	12,097	11,305	9,087
Depreciation of servers and other equipment	3,801	5,102	4,873
Games revenue sharing costs and others (note a)	5,125	5,803	8,518
Total	50,258	55,755	60,034

Note a: gaming revenue share costs and others mainly include gaming sharing costs and cost of ZQB.

15.	Redeemable convertible preferred shares

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

F- 46

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

Upon issuance of Series E preferred shares, the liquidation preference of Series D preferred shares was amended. Before any distribution or payment shall be made to the Series A, A-1, B and C shareholders (for the purpose of this clause, such holders did not include Skyline Global Company Holdings Limited (‘‘Skyline Holdings’’, or ‘‘Series D Investor’’), the Series D holder, who also held any Series A, A-1, B and any other Junior Securities) an amount shall be paid with respect to each share held by Skyline Holdings equal to original issue price.

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

F- 47

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

F- 48

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

The major assumptions used in calculating the fair value of the Series D warrants include:

	December 31, 2013	February 6, 2014
Spot price(1)	4.36	4.47
Risk-free interest rate(2)	0.05%	0	%*
Volatility rate(3)	30.33%	0	%*
Dividend yield(4)	—	—

*	Given that the maturity date of Series D warrant was February 6, 2014, the volatility rate and risk-free interest rate did not affect the valuation of the warrant on February 6, 2014.

The major assumptions used in calculating the fair value of the Series E warrants include:

March 5, 2014
Spot price(1)	3.31 - 4.65
Risk-free interest rate(2)	0.04% - 0.12%
Volatility rate(3)	38.39% - 38.81%
Dividend yield(4)	—

(1)	Spot price – based on the fair value of 100 percent equity interest of the Company which was allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios. For the valuation on March 5, 2014 and March 31, 2014, the probability of the occurrence of an IPO is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%

(2)	Risk-free interest rate – based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)	Volatility – based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)	The Company has no history or expectation of paying dividends on its common shares.

F- 49

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

In determining the accounting for the modification of the Series D preferred shares, the Company estimated the valuation of the Series D preferred shares with the assistance of an independent valuation firm based on the Company’s estimates and assumptions. Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, ‘‘Valuation of Privately-Held Company Equity Securities Issued as Compensation’’. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices determined based on the liquidation preference of the preferred stock. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Company or an initial public offering, and estimates of the volatility of the Company’s equity securities.

F- 50

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

Modification of liquidation rights

Upon issuance of the Series E preferred shares, the Company amended the liquidation rights of Skyline Holdings’ common shares, Series A preferred shares, Series A-1 preferred shares, and Series B preferred shares (collectively, the ‘‘Series D Investor Shares’’). As a result of this amendment, the Series D Investor Shares had priority to receive proceeds from the Company upon liquidation over the common shares, Series A preferred shares, Series A-1 preferred shares, Series B preferred shares and Series C preferred shares held by other investors. This right given to the Skyline Holdings was non-transferable to a third party. The amendment of the liquidation rights was accounted for as modification of the terms of Series D Investor Shares. However, the incremental value received by Skyline Holdings is deemed to be negligible. No accounting charge was recorded by the Company. Similar to the modification of the Series D preferred shares as stated above, the fair value of the Series D preferred shares was estimated by the Company with the assistance of an independent valuation firm based on the Company’s estimates and assumptions. The Option-pricing method as described above, was also used to account for this modification. The Company estimated the volatility of its shares to range from 38.39% to 43.40% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

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

	Years ended December 31,2013	Years ended December 31,2014
Beginning balance	35,990	40,290
Deemed dividend to Series D shareholder from its modification	—	279
Accretion of Series D to convertible redeemable preferred shares redemption value	4,300	1,870
Repurchase of preferred shares	—	(15,003)
Deemed dividend to preferred shareholders upon IPO	—	4,008
Converted to common shares upon IPO	—	(31,444)
Ending balance	40,290	—

F- 51

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.	Redeemable convertible preferred shares (Continued)

Series E convertible redeemable preferred shares

On March 5, 2014, the Company entered into an agreement to issue Series E preferred shares (the ‘‘Series E Tranche 1 Preferred Shares’’) and warrants to a third-party investor (‘‘Series E Tranche 1 Investor’’) for a total consideration of USD 200 million. Pursuant to the agreement, the Company issued 70,975,491 Series E Tranche 1 Preferred Shares at USD 2.82 per share; and warrants to purchase 17,743,873 Series E preferred shares at USD 2.82 per share at the option of the holders. In addition, within 3 months after the closing, the Series E Tranche 1 Investor shall have the right (‘‘Subscription Rights’’) to purchase, or designate any other person/party to purchase from the Company an additional 35,487,746 Series E preferred shares, at a price equal to USD 2.82 per share.

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

F- 52

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

(In thousands)	December 31, 2015
Beginning balance	—
Addition	275,314
Exercise of Series E subsequent sale rights	28,568
BCF upon Series E	(53,486)
Amortisation of BCF of Series E	4,139
Accretion of Series E to convertible redeemable preferred shares redemption value	12,754
Acceleration of amortization of BCF of Series E upon IPO	49,346
Deemed dividend to preferred shareholders upon IPO	27,396
Converted to common shares upon IPO	(344,031)
Ending balance	—

F- 53

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.	Redeemable convertible preferred shares (Continued)

Series E convertible redeemable preferred shares (Continued)

Exchange of Series E Tranche 1 Investor options for transfer restrictions

As part of the issuance of the Series E Tranche 1 Preferred Shares, the Series E Tranche 1 Investor and the Company’s founders (who are also employees) and two employees (collectively the ‘‘Grantees’’) of the Company agreed that (i) Series E Tranche 1 Investor will grant to the Grantees the right to purchase certain number of restricted shares of the Series E Tranche 1 Investor’s own shares with a total subscription consideration of not more than USD20 million at a subscription price subscription price per share that reflects the valuation of the Series E Tranche 1 Investor being USD10 billion (the ‘‘Series E Tranche 1 Investor Options’’); and (ii) the Grantees agreed to impose a transfer restriction (the ‘‘Transfer Restrictions’’) on 39,934,162 common shares, 3,394,564 unvested restricted shares, 180,000 unvested options and 180,000 vested options (the ‘‘Shares’’) owned by the Grantees. The Transfer Restrictions prohibit the Grantees from transferring their shares to another person/party until April 24, 2018 or April 24, 2019 as appropriate without the prior written consent of the holders of at least 75% of the Series E Tranche 1 Preferred Shares holders The Series E Tranche 1 Investor Options and the Transfer Restrictions are not tied to the Grantees’ future employment with the Company.

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

Series E Warrants

The Series E warrants (‘‘Series E warrants’’) granted to the Series E Tranche 1 Investor is exercisable at the option of the Series E Tranche 1 Investor, at any time, on or after January 1, 2015 and no later than March 1, 2015. The warrants are not exercisable if the Company has completed the initial public offering in the United States by December 31, 2014. The exercise price shall be adjusted from time to time as provided below: proportionate adjustment for issuance of additional common shares, share split and combination, dividend and distributions, reclassification, reorganization, merger, and consolidations.

F- 54

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

F- 55

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

Issuance of Series E Tranche 2 Preferred Shares

On April 24, 2014, the Company issued Series E convertible redeemable preferred shares (the ‘‘Series E Tranche 2 Preferred Shares’’) to three investors (the ‘‘Series E Tranche 2 Investors’’) to subscribe 39,037,382 Series E Tranche 2 Preferred Shares for a total consideration of USD110 million.

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

F- 56

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

16.	Convertible preferred shares

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

F- 57

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

16.	Convertible preferred shares (Continued)

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

F- 58

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

16.	Convertible preferred shares (Continued)

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

Modification in 2014

In January of 2014, the Company modified the anti-dilution terms relating to 5,613,699 Series C preferred shares held by one investor (‘‘Series C Investor 1’’). The modification effectively amended the anti-dilution triggering price from USD4.14 to USD2.81 per share. The incremental downward trigger price adjustment from USD 4.14 to USD 2.81 is accounted for as modifications of the terms of Series C preferred shares. The incremental value contributed by the Series C preferred shareholder was deemed to be a transfer of value between the preferred shareholders because the change in the value of the common shares before and after the modification was deemed to be negligible. The Company concluded that this was evidence to suggest that most of the value was transferred from this Series C preferred shareholder to the other existing preferred shareholders. No accounting charge was recorded by the Company.

F- 59

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

16.	Convertible preferred shares (Continued)

Triggering of the anti-dilution clause

Upon issuance of Series E preferred shares in March and April 2014, the Company adjusted the Series C conversion price from USD4.14 to USD3.64 and from USD3.64 to USD3.63 per share relating to 114,565 Series C preferred shares held by one investor (‘‘Series C Investor 2’’), respectively. The Company concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the original Series C financing agreement. As a result of this anti-dilution, the Company would issue a total of 165,236 common shares on a fully-converted basis of the original 114,565 Series C preferred shares when the conversion right is exercised by the holder. At the time of this anti-dilution, the Series C preferred shares anti-diluted in 2014 contained a beneficial conversion feature of USD 58 thousand and the amount was charged to retained earnings in 2014 as a deemed dividend. The issuance of the Series E Tranche 1 Preferred Shares did not triggered the anti-dilution term of Series C Investor 1 as their shares were modified as described above.

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

17.	Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD0.00025 par value per common share as of December 31, 2015. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2014 and 2015, there were 327,611,487 and 339,319,115 common shares outstanding, respectively.

18.	Repurchase of shares

The following table is a summary of the shares repurchased by the Company during 2015 under the Repurchase Program. No shares were repurchased during 2015 except during the month indicated and all shares were purchased through privately negotiated transactions as a mean of exercising share options from Xunlei’s employees pursuant to the Repurchase Program (in thousands, except per share and per ADS amounts):

F- 60

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.	Repurchase of shares (continued)

Periods	Total Number of ADS Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan(note b)
March 12 – March 31 (note a)	192,803	6.44	192,803	2,814,715
April 7 – April 7	1,000	6.65	1,000	2,813,715
September 29 – September 30	2,940	7.13	2,940	2,810,775
December 18 – December 30	16,876	6.94	16,876	2,793,899
Total	213,619	—	213,619	2,793,899

Note a	In December 2014, our board of directors authorized a share repurchase program, or the Repurchase Program, whereby our company may repurchase up to US$20 million of our common shares or ADSs from December 22, 2014 to December 31, 2015. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by our management, including through Rule 10b5-1 share repurchase plans. We publicly announced the Repurchase Program on December 22, 2014.

Note b	Due to the expiration of the Repurchase Program, such amount is no longer available for repurchase after December 31, 2015.

Note c	In January 2016, our board of directors authorized a second share repurchase program, whereby our company may repurchase up to US$20 million of our common shares or ADSs from January 27, 2016 to December 31, 2016 through the same means as the Repurchase Program.

19.	Non-controlling interest

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

F- 61

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

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Option Plan (“the 2010 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group’s business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The amount of shares available for such grants as of December 31, 2015 is 5,847,465.

On June 11, 2014, our board of directors decided to extended the contractual life for certain vested share options to June 11, 2015, because the maturity date of these options was from June to December in 2014, whereas, the lock-up period for the shares was 6 months from the IPO closing date, i.e. June 24, 2014, which would result in the expiration of these options before the exercise. The incremental share-based compensation of USD768 thousand is recognized at the time of modification.

In the business combination of personal cloud storage business completed on September 5, 2014, the Group granted share options under the 2010 Plan to replace the unvested awards owned by the employees who are transferred to the Group, the portion of the fair-value-based measure of the replacement award attribute to pre-combination service of USD 303 thousand was allocated to the consideration, while the portion attribute to post-combination service of USD44 thousand was recorded as share based compensation expense over the remaining vesting period.

On December 1, 2014, our board of directors approved the conversion of certain vested and unvested share options with relatively high exercise price into restricted shares. In this conversion, 3,776,711 share options were cancelled and 1,505,787 restricted shares were granted. The incremental share-based compensation of USD 2,214 thousand is recorded over the remaining vesting period of 2 to 4.5 years.

In November 2014, the Company issued to a depositary bank for American Depositary Shares, 10,000,000 common shares, which were reserved for the future exercise of share options or vesting of restricted shares.

F- 62

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Share-based compensation (Continued)

2010 share incentive plan (Continued)

The following table summarizes the share option activity for the years ended December 31, 2013, 2014 and 2015:

	Number of share options	Weighted average exercise price (USD)	Weighted- average grant-date fair value (USD)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Outstanding, December 31, 2012	20,222,662	1.30		2.82	40,788
Granted	1,076,761	3.33	1.27
Forfeited	(326,647)	3.32
Outstanding, December 31, 2013	20,972,776	1.37	—	2.03	39,420
Vested and expected to vest at December 31, 2013	20,701,286	1.32	0.40	1.89	41,014
Exercisable at December 31, 2013	19,382,156	1.17	0.31	1.67	40,771
Granted	1,566,381	3.23	1.01
Forfeited	(371,989)	3.96
Expired	(1,116,531)	0.26
Converted to restricted shares	(3,776,711)	3.14
Exercised	(7,333,641)	0.18
Outstanding, December 31, 2014	9,940,285	1.88		1.95	3,067
Vested and expected to vest at December 31, 2014	9,642,307	1.86	0.49	1.87	3,057
Exercisable at December 31, 2014	9,129,958	1.81	0.41	1.49	3,042
Granted	561,705	0.88	0.76
Forfeited	(1,494,922)	3.22
Expired	(3,606,304)	1.78
Converted to restricted shares	(80,000)	2.40
Exercised	(3,189,944)	0.25		4.46	556
Outstanding, December 31, 2015	2,130,820	2.13
Vested and expected to vest at December 31, 2015	1,008,645	1.76	0.73	4.62	464
Exercisable at December 31, 2015	1,430,870	2.16	0.86	4.03	406

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2015 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2014:	—
Converted from share options	1,505,787	1.71
Vested	—
Forfeited	—
Unvested at January 1, 2015:	1,505,787
Converted from share options	80,000	1.71
Vested	(390,560)
Forfeited	(763,010)
Unvested at December 31, 2015	432,217
Vested and expected to vest at December 31, 2015	367,384

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for stock options granted, the directors of the Company estimated that its future forfeiture rate would be 20% for employees and nil for directors and advisors.

F- 63

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Share-based compensation (Continued)

2010 share incentive plan (Continued)

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s common shares as of December 31, 2014 and 2015 and the exercise price.

Total fair values of share options vested as of December 31, 2014 and 2015 were USD 7,923 thousand and USD 6,297 thousand, respectively.

As of December 31, 2014 and 2015, there were USD 1,462 thousand and USD 1,147 thousand of unrecognized share-based compensation costs related to share options, which were expected to be recognized over a weighted-average vesting period of 2.84 and 4.03 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted to employees. The fair values of stock options granted during the years ended December 31, 2013, 2014 and 2015 were estimated using the following assumptions:

Options granted to employees

Years ended December 31,	2013	2014	2015
Risk-free interest rate(1)	0.77% to 1.76%	0.77% to 1.76%	0.77% to 1.76%
Dividend yield(2)	—	—	—
Volatility rate(3)	43.8% to 51.3%	40.07% to 43.3%	40.07% to 43.3%
Expected term (in years)(4)	4.58	4.13 to 4.58	4.07 to 5.57

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the USD denominated China Government Bond yield as at the valuation dates.

(2)	The Company has no history or expectation of paying dividends on its common shares.

(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)	The expected term is developed by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

2013 share incentive plan

In November 2013, the Group adopted a share incentive plan, which is referred to as the 2013 Share Incentive Plan (“the 2013 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group’s business. The Group appointed Leading Advice Holdings Limited (“Leading Advice”), a BVI company owned by the Group’s chairman and chief executive officer for no consideration, to administer the plan and as the Administrator. Leading Advice has no activities other than administering the plan and does not have employees. The Group has considered whether Leading Advice is a variable interest entity and, if so, whether the Group is the primary beneficiary. The Group concluded that it is not the primary beneficiary of Leading Advice.

F- 64

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

Before the closing of a QIPO, the Company would have a “right of first refusal” with respect to any proposed transfer of vested restricted shares. After the closing of a QIPO, vested restricted shares may not be sold or transferred for a period of six months or a period of time determined by the underwriter (the ‘‘lock up period’’). If the grantee terminates its employment prior to the closing date of a QIPO and a trade sale, the Group would have the right to acquire the vested restricted shares from the senior officer at a market price as determined by third-party valuation experts.

Upon the closing of IPO, the administrator of the 2013 Plan was changed from Leading Advice to the Company’s compensation committee.

Under the 2013 Plan, the maximum number of restricted shares that may be granted is 9,073,732 shares.

As of December 31, 2015,  7,987,435 restricted shares were granted to a few senior officers.

F- 65

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Share-based compensation (Continued)

2013 share incentive plan (Continued)

(1)	6,209,809 of these restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third, and fourth anniversary of the grant date, respectively.

(2)	1,037,894 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(3)	The remaining 649,732 restricted shares granted will vest over a three-year schedule in equal instalments on a monthly basis over a thirty-six month vesting period.

A summary of the restricted shares activities under the 2013 Plan for the years ended December 31, 2013, 2014and 2015 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2014:	8,095,238
Granted	4,233,558	2.89
Vested	(1,563,222)
Forfeited	(3,564,796)
Unvested at December 31, 2014	7,200,778
Vested	(2,627,815)
Forfeited	(776,565)
Unvested at December 31, 2015	3,796,398
Vested and expected to vest at December 31, 2015	3,226,939

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2015, total unrecognized compensation expense relating to the restricted shares was USD 13,866 thousand. No restricted shares were issued to non-employees.

F- 66

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

As of December 31, 2015, 6,620,500 restricted shares were granted to certain officers and employees of the Group:

(1)	5,270,500 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(2)	The remaining 1,350,000 restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third and fourth anniversary of the grant date, respectively.

A summary of the restricted shares activities under the 2014 Plan for the years ended December 31, 2015 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2014	—
Granted	3,896,500	1.77
Unvested at January 1, 2015	3,896,500
Granted	3,890,500	1.53
Vested	(859,100)
Forfeited	(1,166,500)
Unvested at December 31, 2015	5,761,400
Vested and expected to vest at December 31, 2015	4,897,100

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2015, the total unrecognized compensation expense relating to the restricted shares was USD 9,683 thousand. No restricted shares were issued to non-employees.

Total compensation costs recognized for the years ended December 31, 2013, 2014and 2015 are as follows:

	Years ended December 31,
(In thousands)	2013	2014	2015
Sales and marketing expenses	43	66	131
General and administrative expenses	1,080	6,407	6,701
Research and development expenses	973	1,171	2,896
Total	2,096	7,644	9,728

F- 67

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Basic and diluted net income/ (loss) per share

Basic and diluted net income/ (loss) per share for the years ended December 31, 2013, 2014 and 2015 are calculated as follows:

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Years ended December 31,
	2013	2014	2015
Numerator:
Net income/(loss) from continuing operations	22,951	28,269	(2,370)
Net loss from discontinued operations	(12,572)	(18,407)	(12,096)
Net income / (loss)	10,379	9,862	(14,466)
Less: Net (loss) attributable to the non-controlling interest	(283)	(950)	(1,299)
Net income/(loss) attributable to Xunlei Limited	10,662	10,812	(13,167)
Accretion of Series D to convertible redeemable preferred shares redemption value	(4,300)	(1,870)	—
Contingent beneficial conversion feature of series C to one Series C shareholder	—	(57)	—
Deemed dividend to Series D shareholder from its modification	—	(279)	—
Accretion of Series E to convertible redeemable preferred shares redemption value	—	(12,754)	—
Amortization of beneficial conversion feature of Series E	—	(4,139)	—
Deemed dividend to certain shareholders from repurchase of shares	—	(14,926)	—
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	—	(49,346)	—
Deemed dividend to preferred shareholders upon IPO	—	(32,807)	—
Allocation of net income to participating preferred shareholders	(4,094)	—	—
Net income/(loss) attributable to Xunlei Limited’s common shareholders	2,268	(105,366)	(13,167)
Numerator of basic net income/(loss) per share from continuing operations	14,840	(86,959)	(1,071)
Numerator of basic net loss per share from discontinued operations	(12,572)	(18,407)	(12,096)
Dilutive effect of warrant	(1,531)	—	—
Numerator for diluted income/(loss) per share from continuing operations	13,309	(86,959)	(1,071)
Numerator for diluted loss per share from discontinued operations	(12,572)	(18,407)	(12,096)
Denominator:
Denominator for basic net income/(loss) per share-weighted average shares outstanding	61,447,372	194,711,227	335,987,595
Dilutive effect of warrants	2,218,935	—	—
Dilutive effect of share options and restricted shares	12,399,591	—	—
Denominator for diluted net income/(loss) per share	76,065,898	194,711,227	335,987,595
Basic net income/(loss) per share from continuing operations	0.24	(0.45)	(0.00)
Basic net loss per share from discontinued operations	(0.20)	(0.09)	(0.04)
Diluted net income/(loss) per share from continuing operations	0.18	(0.45)	(0.00)
Diluted net loss per share from discontinued operations	(0.17)	(0.09)	(0.04)

F- 68

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Basic and diluted net income/ (loss) per share (Continued)

The following common shares equivalents were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	Years ended December 31,
	2013	2014	2015
Preferred shares—weighted average	110,953,534	93,213,683	—
Share options and restricted shares —weighted average	2,513,017	9,041,434	1,673,342

22.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Zhuhai Qianyou	Equity investment of the Group
Hao Cheng	Co-founder and shareholder of the Group
Chuan Wang	Director of the Company
Shenglong Zou	Co-founder and shareholder of the Group
Beijing Millet technology Co., LTD (“Beijing Xiaomi”)	Company owned by a shareholder of the Group
Leading Advice Holdings Limited	Company owned by a Co-founder and shareholder of the Group
Vantage Point Global Limited	Shareholder of the Company
Aiden & Lasmine Limited	Shareholder of the Company
Kingsoft Corporation Limited	Shareholder of the Company

During the years ended December 31, 2013, 2014 and 2015, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2013	2014	2015
Game sharing costs paid and payable to Zhuhai Qianyou (note a)	1,760	402	127
Advance to Hao Cheng	85	—	—
Repayment from Hao Cheng	—	85	—
Technology service revenue from Beijing Xiaomi	—	303	344
Advertisement revenue from Beijing Xiaomi	—	871	—
Advance to Shenglong Zou	—	10	—
Advance to Chuan Wang	—	7	—
Accrued to Aiden & Jasmine Limited (note b)	—	1,125	54
Accrued to Vantage Point Global Limited(note b)	—	3,012	146

note a – The Company obtained an exclusive game operation right from Zhuhai Qianyou, which is specialized in developing online games. According to the agreement, the Company will share revenues derived by the licensed games with Zhuhai Qianyou.

note b – In 2014, the Group repurchased 3,860,733 common shares from Aiden & Jasmine Limited (Co founder’s company) for USD10,879 thousand and 10,334,679 common shares from Vantage Point Global Limited (Founder’s company) for USD29,121 thousand. According to the repurchase contract, the Company was entitled to an amount (the “Withheld Price”) to withhold any taxes with respect to this repurchase as required under the applicable laws. If the Seller has not been specifically required by the applicable governmental or regulatory authority to pay any taxes as required under the applicable laws in connection with the repurchase, after the fifth anniversary of the Closing Date, the Company will pay to the Seller the Withheld Price with a simple interest thereon at the rate of five percent (5%) per annum (the “repayment price”) from the Closing Date. Therefore, the Withheld Price for Aiden & Jasmine Limited and Vantage Point Global Limited

F- 69

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.	Related party transactions (Continued)

was USD 1,125 thousand (including interest of USD 37 thousand) and USD 3,012 thousand (including interest of USD 100 thousand) respectively. The interest accrued in 2015 was USD 54 thousand and 146 thousand for Aiden & Lasmine Limited and Vantage Point Global Limited respectively.

As of December 31, 2013, 2014 and 2015, the amounts due to / from related parties were as follows:

(In thousands)	December 31, 2013	December 31, 2014	December 31, 2015
Amounts due to related parties
Accounts payable to Zhuhai Qianyou	225	84	38
Long-term payable to Aiden & Lasmine Limited (note 16)	—	1,125	1,179
Long-term payable to Vantage Point Global Limited (note 16)	—	3,012	3,158

(In thousands)	December 31, 2013	December 31, 2014	December 31, 2015
Amounts due from related parties
Accounts receivable from Beijing Xiaomi	—	5	30
Other receivable from Hao Cheng	85	—	—
Other receivable from Shenglong Zou	—	10	9
Other receivable from Chuan Wang	—	7	6

23.	Taxation

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	PRC Enterprise Income Tax (“EIT”)

Giganology Shenzhen, the VIE and its subsidiaries which were established in the Shenzhen Special Economic Zone of the PRC were all subject to EIT at a rate of 15% before 2008. On March 16, 2007, the PRC National People’s Congress promulgated the New Enterprise Income Tax Law (the ”New EIT Law”), which became effective on January 1, 2008, adopting a unified EIT rate of 25%. In addition, the New EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the New EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the “Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax”. Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which were established in the Shenzhen Special Economic Zone before March 16, 2007, was 25%, 25% and 25% for the years 2013, 2014 and 2015, respectively.

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

F- 70

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Accordingly, the applicable EIT rates for Giganology Shenzhen were 25%, 25% and 25% for the years ended December 31, 2013, 2014 and 2015, respectively.

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

In December 2013, Shenzhen Xunlei obtained the certificate of Key Software Enterprise for the years ended December 31, 2013 and 2014, which enabled Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the years of 2013 and 2014. In 2015, Shenzhen Xunlei obtained the certificate of the Hi-Tech Enterprise for the years ended December 31, 2015, 2016 and 2017, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 15% for the years of 2015, 2016 and 2017. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2013, 2014 and 2015 were 10%, 10% and 15% respectively.

The subsidiaries and VIE’s subsidiaries, which were established after January 1, 2008, were subject to EIT at a rate of 25%.

Xunlei Computer was established in 2011 in the Shenzhen Special Economic Zone, the PRC. As approved by the relevant tax authority in June 2013, Xunlei Computer was further exempted from EIT for two years commencing from its first year of profitable operation after offsetting prior years’ tax losses, followed by a 50% reduction for the next three years (“2-year Exemption and 3-year 50% Reduction”). The first year of profit operation of Xunlei Computer is 2013.

Shenzhen Onething was established in 2013 in the Shenzhen Special Economic Zone, the PRC. In 2015, Shenzhen Onething filed for the Qianhai Enterprise, which enables Shenzhen Onething to enjoy the preferential tax rate of 15% as long as it continues to file for Qianhai Enterprise in subsequent years until December 31, 2020. As a result, the applicable tax rate of Shenzhen Onething for the years ended December 31, 2015 was 15%.

F- 71

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Dividends paid by the PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax (“WHT”) on dividends is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. The 10% WHT is applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of these two companies derived after January 1, 2008. Up to December 31, 2015, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that it has no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued as of December 31, 2014 and 2015. The undistributed earnings from the Group’s PRC entities as of December 31, 2014 and 2015 amounted to USD38,393 thousand and USD 34,313 thousand, respectively. An estimated foreign withholding taxes of USD3,839 thousand and USD 3,431 thousand would be due if these earnings were remitted as dividends as of December 31, 2014 and 2015, respectively.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2015, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

Continuing operations	Years ended December 31,
(In thousands)	2013	2014	2015
Current income tax expenses	175	397	289
Deferred income tax benefits	385	66	(1,175)
Taxation for the year	560	463	(886)

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2013	2014	2015
Aggregate dollar effect (in thousands)	4,638	2,784	(830)
Per share effect—basic	0.08	0.01	0.00
Per share effect—diluted	0.06	0.01	0.00

F- 72

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

The reconciliation of total tax expense/(benefit) computed by applying the respective statutory income tax rates to pre-tax income/(loss) is as follows:

Continuing operations	Years ended December 31,
(In thousands)	2013	2014	2015
Income tax expense/(benefit) at PRC statutory rate (based on statutory tax rate applicable to enterprises in Shenzhen, China)	5,878	7,211	(438)
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	667	(838)	2,400
Non-deductible expenses	102	714	14
Effect of Super Deduction available to Shenzhen Xunlei	(1,763)	(1,365)	-
Effect of tax holiday	(5,270)	(4,613)	(369)
Change in valuation allowance of deferred tax assets	—	291	4,750
Effect on deferred tax assets due to change in tax rates	1,764	(103)	(8)
Outside basis difference arising from VIE and its subsidiaries in the PRC	713	478	(2,174)
Expiration of tax loss	31	51	290
Others	(1,562)	(1,363)	(5,351)
Income tax expense/ (benefit)	560	463	(886)

The tax effects of temporary differences that give rise to the deferred tax asset and liability balances at December 31, 2014 and 2015 are as follows:

(In thousands)	December 31, 2014	December 31, 2015
Deferred tax assets, current portion:
Net operating loss carried forward(Note a)	315	417
Amortization of intangible assets arising from intragroup transactions (Note b)	69	95
Amortization of content copyrights (Note c)	1,675	—
Impairment of online game licenses	32	23
Impairment of long-term equity investment	—	115
Allowance for advance to suppliers	—	120
Valuation allowance	—	(81)
Deferred tax assets, current portion, net	2,091	689
Deferred tax assets, non-current portion:	—	—
Net operating loss carried forward(Note a)	6,103	13,016
Allowance for doubtful accounts	796	—
Amortization of intangible assets arising from intragroup transactions (Note b)	105	54
Impairment of online game licenses	16	—
Amortization of Content Copyrights (Note c)	4,133	—
Valuation allowance	(291)	(4,477)
Deferred tax assets, non-current portion, net	10,862	8,593

Deferred tax liability, non-current portion:	—	—
Outside basis difference (Note d)	(8,552)	(6,378)

F- 73

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Note a:	As of December 31, 2015, the Group had tax loss carryforwards of USD 53,161 thousand, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

(In thousands)
2016	1,398
2017	889
2018	6,191
2019	3,647
2020 and thereafter	41,036
53,161

Note b:	Before 2008, Giganology Shenzhen sold several self-developed software at a market valuation of approximately RMB42 million to Shenzhen Xunlei. Shenzhen Xunlei was entitled to capitalize the amounts as intangible assets for tax purposes and the respective amortization charges could be entitled to claim tax deduction. As a result, this transaction had created a temporary difference between the accounting base (on a group basis) and the tax base (on Shenzhen Xunlei standalone basis) and led to origination of a deferred tax asset.

Note c:	As mentioned in Note 2(n), the Group adopts certain accelerated amortization methods for amortization of certain Content Copyrights for accounting purposes, while straight- line method is adopted for PRC tax reporting. Accordingly, the differences have led to origination of temporary differences.

Note d:	The deferred tax liabilities arising from the aggregate retained earnings and reserves of the VIE and its subsidiaries that are expected to be recovered by Giganology Shenzhen and other affiliates of the Group in the future periods, amounted to USD 34,210 thousand and USD 25,512 thousand as of December 31, 2014 and 2015, respectively.

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2013	2014	2015
Beginning balance	(43)	—	(291)
Additions	—	(291)	(4,268)
Write-off	43	—	—
Ending balance	—	(291)	(4,559)

Valuation allowances had been provided against the net deferred tax assets because it is more likely than not that all of the deferred tax asset will not be realized. In 2013, valuation allowance was written off due to the termination of the business of Xunlei Nanjing. In 2014, valuation allowance was provided for net operating loss carry forward of Onething because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of Onething’s future taxable income. In 2015, valuation allowance was provided for net operating loss carry forward of Xunlei Beijing, Xunlei Youxi and Onething because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of their future taxable income, and the fact that the three entities were not included in the tax strategy plan.

F- 74

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

As of December 31, 2015, the tax returns of the Group’s subsidiaries, VIE and its subsidiaries since their respective dates of incorporation are still open to examination.

24.	Fair value measurements

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

F- 75

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.	Fair value measurements (Continued)

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2014 and 2015.

	Fair value measurements as at December 31, 2014
(In thousands)	Total	Quoted prices in active market for indentifical assets (Level 1)	Significant other observable inputs (Level 2)	Significant observable inputs (Level 3)
Cash equivalent: time deposits with original maturities less than three months	31,117	—	31,117	—
Short term investments:
Investments in financial instruments	29,427	—	29,427	—
	60,544	—	60,544	—

	Fair value measurements as at December 31, 2015
(In thousands)	Total	Quoted prices in active market for indentifical assets (Level 1)	Significant other observable inputs (Level 2)	Significant observable inputs (Level 3)
Cash equivalent: time deposits with original maturities less than three months	314,357	—	314,357	—
Short term investments:
Investments in financial instruments	70,328	—	70,328	—
	384,685	—	384,685	—

25.	Other income, net

Continuing Operations	Years ended December 31,
(In thousands)	2013	2014	2015
Subsidy income	1,393	2,236	1,902
Fair value changes of warrants liabilities	1,531	8,054	—
Investment income from short-term investments	1,847	3,471	3,666
Dilution gains arising from deemed disposal of investment (Note 11)	—	449	702
Investment loss impairment of long-term investment	—	—	(802)
Exchange losses	(252)	(176)	(2,771)
Settlement income	249	489	755
Others	(89)	(557)	175
	4,679	13,966	3,627

F- 76

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

Total office rental expenses under all operating leases were USD 2,786 thousand, USD 3,068 thousand and USD 2,751 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

Future minimum payments under non-cancellable operating leases of office rental consist of the following as of December 31, 2015:

(In thousands)
2016	751
2017	174
2018	—
925

Bandwidth lease commitments

The Group leases bandwidth in the PRC under non-cancellable operating leases expiring on different dates. Payments under bandwidth leases are expensed on a straight-line basis over the duration of the respective lease periods, including any lease free periods.

Total bandwidth leasing costs for continuing operations under all operating leases were USD 28,174 thousand, USD 33,545 thousand and USD 37,218 thousand for the years ended December 31, 2013, 2014 and 2015. Total bandwidth leasing costs for discontinued operations under all operating leases were USD 7,279 thousand, USD 6,828 thousand and USD 2,983 thousand for the years ended December 31, 2013, 2014 and 2015.

Future minimum payments under non-cancellable bandwidth leases consist of the following as of December 31, 2015:

(In thousands)
2016	15,715
2017	9,965
25,680

Capital commitments

As at December 31, 2015, the Group had irrevocable purchase obligations for certain copyrights and online game licenses that had not been recognized in the amount of USD nil and USD 5,844 thousand, respectively.

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD 263 thousand, USD 1,073 thousand and USD 3,307 thousand legal and litigation related expenses for the years ended December 31, 2013, 2014 and 2015, respectively.

F- 77

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.	Commitments and contingencies (Continued)

Litigation (Continued)

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD 263 thousand, USD 1,073 thousand and USD 3,307 thousand legal and litigation related expenses for the years ended December 31, 2013, 2014 and 2015, respectively.

Up to April 21, 2016, which is the date when the consolidated financial statements were issued, the Group had 65 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB 6.96 million (USD 1.07 million) which occurred before December 31, 2015. Of the 65 pending lawsuits, 53 lawsuits were relating to the alleged copyright infringement in the PRC. The Group had accrued for USD 2,601 thousand litigation related expenses in ‘‘Accrued expenses and other liabilities’’ in the consolidated balance sheet as of December 31, 2015, which is the most probable and reasonably estimable outcome.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group’s legal counsel. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 65 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements for that reporting period could be materially adversely affected.

In May 2014, the Group entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and six major U.S. entertainment content providers, which are the members of MPAA. In January 2015, a number of MPAA member studios filed copyright infringement lawsuits against the Group with an aggregate amount of claimed damages of RMB 8.40 million (USD 1.37 million), and the cases are awaiting trial as of April 21, 2016. As the litigations remain in their preliminary stages, the Group is unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss. Subsequent to December 31, 2015, there were additional claims mainly related to alleged copyright infringement made in the ordinary course of business against the Group. The Group has assessed that none of these claims that occurred between January 1, 2016 and April 21, 2016 will result in the amount accrued materially different from the range of reasonably possible losses in the consolidated financial statements of the Group.

F- 78

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

As of December 31, 2015, the aggregate retained earnings and distributable reserves of VIE and VIE’s subsidiaries amounted to approximately USD 25,512 thousand (2014: USD 34,210 thousand), which has been included in the consolidated financial statements.

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

F- 79

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

As of December 31, 2015, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, patent applications are being examined by the State Intellectual Property Office of the PRC and also patent application is being reviewed by the United States Patent and Trademark Office.

As of December 31, 2015, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories including trademark registered with the United States Patent and Trademark Office and trademark registered with World Intellectual Property Organization.

As of December 31, 2015, Shenzhen Xunlei held one domain name that was recognized as an intangible asset and other domain names that are not recorded in the financial statements.

F- 80

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.	Certain risks and concentration (Continued)

PRC regulations (Continued)

The following consolidated financial information of the Group’s VIE and its subsidiaries from continuing operations was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
(In thousands)	2014	2015
Current assets:
Cash and cash equivalents	43,849	32,461
Short-term investments	28,575	69,522
Accounts receivable, net	5,508	11,573
Due from related parties	6	30
Deferred tax assets	1,358	351
Inventories	—	480
Prepayments and other current assets	10,147	31,659
Held for sale assets	46,325	—
Total current assets	135,768	146,076
Non-current assets:
Equity method investments	5,498	9,884
Deferred tax assets	8,262	6,791
Property and equipment, net	16,370	17,991
Construction in progress	—	14
Intangible assets, net	16,635	14,297
Goodwill	23,237	21,896
Prepayments for content copyrights	1,239	—
Other long-term prepayments	5,795	7,430
Total non-current assets	77,076	78,303
Total assets	212,844	224,379
Current liabilities:
Accounts payables	24,504	33,262
Due to a related party	84	38
Deferred revenue and income, current portion	27,534	24,902
Income tax payable	2,554	2,407
Accrued liabilities and other payables	85,701	131,312
Held for sale liabilities	26,438	—
Total current liabilities	166,815	191,921
Non-current liabilities:
Deferred revenue and income, non-current portion	6,452	4,751
Total non-current liabilities	6,452	4,751
Total liabilities	173,267	196,672

	Years ended December 31,
(In thousands)	2013	2014	2015
Net revenue from continuing operations	116,381	132,515	129,198
Net income / (loss) attributable to Xunlei Limited	13,940	12,677	(6,408)

F- 81

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.	Certain risks and concentration (Continued)

PRC regulations (Continued)

	Years ended December 31,
(In thousands)	2013	2014	2015
Net cash provided by operating activities	92,580	70,822	41,723
Net cash used in investing activities	(66,243)	(78,335)	(51,721)
Net cash provided by financing activities	2,487	856	1,055
	28,824	(6,657)	(8,943)

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

Concentration of customer risk

The top 10 customers accounted for 14%, 16% and 26% of the net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

Credit risk

As of December 31, 2014 and 2015, substantially all of the Group’s cash and cash equivalents were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents.

Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

28.	Subsequent events

Restricted shares grant

In March 2016, 1,018,500 restricted shares had been granted to certain executive officers or employees of the Group.

Repurchase of shares

In January 2016, our board of directors authorized a second share repurchase program, whereby our company may repurchase up to US$20 million of our common shares or ADSs from January 26, 2016 to January 26, 2017 through the same means as the Repurchase Program. We publicly announced this second repurchase program on January 27, 2016.

F- 82

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.	Subsequent events (continued)

Investments

In March 2016, the Group paid USD 12.7 million as the consideration to acquired 10% equity interests in Shanghai Lexiang Technologies Co., Ltd (Lexiang), a company in Shanghai, the PRC which invests in research and development of virtual reality. This acquisition was closed in March, 2016.

29.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 2(cc)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 59,760 thousand and USD 117,728 thousand as of December 31, 2014 and 2015, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIE and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

F- 83

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

30.	Additional information: condensed financial statements of the Company

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2015.

Condensed balance sheets

(In thousands)	December 31, 2014	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	309,457	292,175
Due from subsidiaries and consolidated VIEs	67,397	92,864
Prepayments and other current assets	6,709	1,090
Total current assets	383,563	386,129
Non-current assets:
Intangible assets, net	394	—
Investments in subsidiaries and consolidated VIEs	82,360	68,481
Total assets	466,317	454,610
Liabilities
Current liabilities:
Accounts payable	101	101
Deferred revenue and income, current portion	211	211
Accrued liabilities and other payables	2,328	1,735
Total current liabilities	2,640	2,047
Non-current liabilities:
Deferred revenue and income, non-current	842	632
Warrants liabilities	—	—
Due to related parties, non-current portion	4,137	4,337
Other long-term payable	807	845
Total liabilities	8,426	7,861
Commitments and contingencies
Shareholders’ equity
Common shares	82	85
Treasury shares 30,274,602 shares as at December 31, 2014 and 29,558,094 shares as at December 31, 2015	7	7
Other shareholders’ equity	457,802	446,657
Total Xunlei Limited’s shareholders’ equity	457,891	446,749
Total liabilities, mezzanine equity and shareholders’ equity	466,317	454,610

F- 84

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

30.	Additional information: condensed financial statements of the Company (continued)

Condensed statements of operations

	Years ended December 31,
(In thousands)	2013	2014	2015
Revenues	—	—	—
Cost of revenues	(2,264)	(1,673)	(131)
Gross profit	(2,264)	(1,673)	(131)
Operating expenses
Research and development expenses	—	—	—
Sales and marketing expenses	(241)	—	—
General and administrative expenses	(972)	(996)	(1,314)
Total operating expenses	(1,213)	(996)	(1,314)
Operating loss	(3,477)	(2,669)	(1,445)
Interest income	706	6,171	5,318
Interest expense	—	(163)	(239)
Other income, net	1,651	7,602	(3,261)
Income / (loss) from subsidiaries and consolidated VIEs	11,782	(129)	(13,540)
Income / (loss) before income tax	10,662	10,812	(13,167)
Income tax	—	—	—
Net income / (loss)	10,662	10,812	(13,167)
Net income attributable to the non-controlling interest	—	—	—
Net income / (loss) attributable to Xunlei Limited’s common shareholders	10,662	10,812	(13,167)

Condensed statement of cash flows

	Years ended December 31,
(In thousands)	2013	2014	2015
Cash flows from operating activities
Net cash generated from/(used in) operating activities	4,708	(41,485)	(26,069)
Cash flows from investing activities
Net cash (used in) / generated from investing activities	(3,843)	(10,333)	3,812
Cash flows from financing activities
Net cash (used in) / generated from financing activities	(2,242)	332,412	4,975
Net (decrease) / increase in cash and cash equivalents	(1,377)	280,594	(17,282)
Cash and cash equivalents at beginning of year	30,240	28,863	309,457
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	28,863	309,457	292,175

F- 85