Form 20-F
period 2016-12-31
Xunlei Ltd
filed 2017-04-20
CIK 1510593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

7/F Block 11, Shenzhen Software Park

Ke Ji Zhong 2nd Road, Nanshan District

Shenzhen, 518057

The People’s Republic of China

(Address of principal executive offices)

Tao Thomas Wu, Chief Financial Officer

Telephone: +86-755-3391-2900

Email: tom.wu@xunlei.com

7/F Block 11, Shenzhen Software Park

Ke Ji Zhong 2nd Road, Nanshan District

Shenzhen, 518057

The People’s Republic of China

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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 330,545,000 common shares as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Securities Act. Yes ☒ No ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” or “Xunlei” refers to Xunlei Limited, a Cayman Islands company, its subsidiaries, its variable interest entity, or VIE, and the VIE’s subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“daily active user”, refers to a user who accessed to Mobile Xunlei through a mobile device, on a given day;

•	“digital media content” refers to videos, music, games, software and documents transmitted in digital form;

•	“monthly unique visitors,” in relation to our platform, refers to the number of different individual visitors who accessed Xunlei products (including websites and software) on our platform from the same computer at least once within a month; under this method, a user who accessed Xunlei products from two different computers would count as two unique visitors;

•	“shares” or “common shares” refers to our common shares, par value US$0.00025 per share;

•	“subscriber,” refers to users who can access our premium acceleration services, including accounts temporarily suspended, but excluding sub-accounts and accounts on a trial basis.

•	“ADSs” refers to our American depositary shares, each representing five common shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. On December 30, 2016, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.9430 to US$1.00.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2012, 2013 and 2014 reflect the impact of retrospective adjustments of our divestiture of Xunlei Kankan, which has been classified as discontinued operation. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	(in thousands of US$, except for share, per share and per ADS data)
	2012	2013	2014	2015	2016
Revenues, net of rebates and discounts	71,545	122,031	135,812	129,996	156,966
Business tax and surcharges	(5,379)	(3,904)	(1,878)	(361)	(804)
Net Revenues	66,166	118,127	133,934	129,635	156,162
Cost of revenues	(31,875)	(50,258)	(55,755)	(60,034)	(80,319)
Gross profit	34,291	67,869	78,179	69,601	75,843
Operating expenses(1)
Research and development expenses	(18,340)	(21,740)	(29,252)	(38,250)	(64,360)
Sales and marketing expenses	(15,933)	(9,848)	(13,527)	(15,042)	(18,782)
General and administrative expenses	(2,675)	(18,663)	(26,945)	(28,774)	(26,168)
Total operating expenses	(36,948)	(50,251)	(69,724)	(82,066)	(109,310)
Operating (loss)/income	(2,657)	17,618	8,455	(12,465)	(33,467)
Interest income	1,377	1,189	6,733	5,833	2,158
Interest expense	(1,400)	—	(163)	(239)	(239)
Other income, net	564	4,679	13,966	3,627	6,503
Shares of (loss)/income from equity investees	(45)	25	(259)	(12)	(195)
(Loss)/income from continuing operations before income tax	(2,161)	23,511	28,732	(3,256)	(25,240)
Income tax benefit/(expense)	(2,111)	(560)	(463)	886	1,264
Net (loss)/income from continuing operations	(4,272)	22,951	28,269	(2,370)	(23,976)
Discontinued operations
Income/(Loss) from discontinued operations	4,782	(13,779)	(20,330)	(10,048)	(243)
Income tax (expense)/benefit	(128)	1,207	1,923	(2,048)	36
Net income/(loss) from discontinued operations	4,654	(12,572)	(18,407)	(12,096)	(207)
Net (loss)/income	382	10,379	9,862	(14,466)	(24,183)
Less: net loss attributable to the non-controlling interest	(121)	(283)	(950)	1,299	(72)
Net (loss)/income attributable to Xunlei Limited	503	10,662	10,812	(13,167)	(24,111)
Beneficial conversion feature of series C convertible preferred shares from their modification	(286)	—	—	—	—
Deemed contribution from series C preferred shareholders	2,979	—	—	—	—
Contingent beneficial conversion feature of series C to a series C shareholder	—	—	(57)	—	—
Deemed dividend to series D shareholder from its modification	—	—	(279)	—	—
Accretion of series D to convertible redeemable preferred shares redemption value	(3,509)	(4,300)	(1,870)	—	—
Accretion of series E to convertible redeemable preferred shares redemption value	—	—	(12,754)	—	—
Amortization of beneficial conversion feature of series E	—	—	(4,139)	—	—
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	—	—	(49,346)	—	—
Deemed dividend to certain shareholders from repurchase of shares	—	—	(14,926)	—	—
Deemed dividend to preferred shareholders upon initial public offering	—	—	(32,807)	—	—
Allocation of net income to participating preferred shareholders	—	(4,094)	—	—	—
Net (loss)/income attributable to Xunlei Limited’s common shareholders	(313)	2,268	(105,366)	(13,167)	(24,111)
Weighted average number of common shares outstanding
Basic	61,447,372	61,447,372	194,711,227	335,987,595	334,155,668
Diluted	61,447,372	76,065,898	194,711,227	335,987,595	334,155,668
Net (loss)/income per share attributable to Xunlei Limited from continuing operations
Basic	(0.13)	0.24	(0.45)	(0.00)	(0.07)
Diluted	(0.13)	0.18	(0.45)	(0.00)	(0.07)
Net income/(loss) per share attributable to Xunlei Limited from discontinued operations
Basic	0.14	(0.20)	(0.09)	(0.04)	(0.00)
Diluted	0.14	(0.17)	(0.09)	(0.04)	(0.00)
Net loss attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic			(2.70)	(0.20)	(0.36)
Diluted			(2.70)	(0.20)	(0.36)

*	We sold our Xunlei Kankan business in July 2015. As a result, Xunlei Kankan is accounted for as discontinued operations and our consolidated statements of comprehensive operations data in this annual report separates the discontinued operations from our remaining business operations for all years presented.

Note:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	(in thousands of US$)
	2012	2013	2014	2015	2016
Research and development expenses	1,085	973	1,171	2,896	2,983
Sales and marketing expenses	46	43	66	131	98
General and administrative expenses	1,102	1,080	6,407	6,701	6,267
Total share-based compensation expenses	2,233	2,096	7,644	9,728	9,348

(2)	Each ADS represents five common shares. Net income/(loss) attributable to holders of common shares of Xunlei Limited per ADS is calculated based on net income/(loss) per share attributable to Xunlei Limited and multiplied by five.

	2012	2013	2014	2015	2016
	(in thousands of US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	81,906	93,906	404,275	361,777	199,504
Short-term investments	6,523	40,993	29,427	70,328	181,960
Total current assets	163,830	193,781	501,930	457,653	412,285
Total assets	202,204	244,403	580,362	538,361	509,795

Accounts payables (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD24,504, USD33,262 and USD44,162 as of December 31, 2014, 2015 and 2016, respectively)	31,834	39,820	14,937	21,736	33,376
Total current liabilities	79,544	105,385	103,020	76,736	93,405
Total liabilities	97,886	124,835	123,341	93,680	103,545
Mezzanine equity	35,990	40,290	—	—	—
Total Xunlei Limited’s shareholders’ equity	67,968	79,194	457,891	446,749	408,238
Non-controlling interest	360	84	(870)	(2,068)	(1,988)
Total liabilities, mezzanine equity and shareholders’ equity	202,204	202,204	580,362	538,361	509,795

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of US$)
Selected Cash Flow Statement Data:
Net cash generated from operating activities	59,914	85,533	48,202	13,764	16,970
Net cash used in investing activities	(49,490)	(78,352)	(70,546)	(54,982)	(158,335)
Net cash generated from/(used in) financing activities	17,692	2,487	333,268	5,030	(11,041)
Net increase/(decrease) in cash and cash equivalents	28,116	9,668	310,924	(36,188)	(152,406)
Effect of exchange rates on cash and cash equivalents	441	2,332	(555)	(6,310)	(9,867)
Cash and cash equivalents at beginning of year	53,349	81,906	93,906	404,275	361,777
Cash and cash equivalents at end of year	81,906	93,906	404,275	361,777	199,504

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks related to our business

We have a relatively limited operating history; our business model is currently undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance and our new business may not be successful.

We have a relatively limited operating history. We launched our core product, Xunlei Accelerator, in 2004 and cloud acceleration subscription services in 2009 to enable users to quickly access and consume digital media content. These cloud acceleration products have maintained nationwide popularity in the past few years. Coupled with our core products and services, we provide a range of internet value-added services. Revenues from our cloud acceleration subscription services, our online advertising and other internet value-added services, in general, have increased steadily in the past recent years. However, our business model is currently undergoing significant innovation and transition, including the streamlining of our businesses and more importantly, our continued transition to mobile internet, and our efforts to launch and expand the offering of new services and projects. The evolving business model and expansion into the new services involve new risks and challenges. The profitability of our new initiatives has yet to be proven. For example, although our mobile acceleration plug-in, has been officially adopted by Xiaomi’s operating systems and installed on Xiaomi phones, we cannot assure you that we will be able to form significant business partnerships with major smartphone makers other than Xiaomi so as to achieve broader acceptance of the Xunlei mobile products and we may not be able to maintain the rapid growth of revenues from our mobile advertising since we achieved the revenues for the first time in the fourth quarter of 2015, and as a result, our mobile strategy may not be successful.

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

In addition, as part of our initiative to streamline existing businesses, we sold our entire stake in our online video streaming platform, Xunlei Kankan, in July 2015 for a consideration of RMB130 million. Although we expect benefits such as a more streamlined, efficient business model and reduced content costs as a result of the sale of Xunlei Kankan, Xunlei Kankan contributed to a significant portion of our revenues in the past, and the sale of the business has resulted in reduced revenue in the past two years as compared with the revenue in 2014 although at the same time it also reduces our need to make further investment in this line of business. In addition, a portion of the consideration in an amount of the RMB26.0 million (US$ 4.0 million) remains due and unpaid as of the date of this annual report. We have brought the claim against the buyer to the arbitration tribunal and even though the award may be granted in favor of us, there is no assurance that we will be successful in collecting the payment in a timely manner or at all if the buyer continues to challenge the award. Failure to collect the payment would adversely affect our results.

Furthermore, our PC-based download acceleration subscriptions in the past declined, partly due to the ongoing and intensified government scrutiny of internet content in China. Although we continue to enhance and update our products in order to make them attractive to our subscribers, our efforts may not be successful. Our subscriber base decreased from 4.4 million as of December 31, 2014 and further to 4.2 million as of December 31, 2016. See “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.” and “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for the digital media content on our platform.”

Due to the abovementioned factors, our historical growth rate may not be indicative of our future performance and our new business initiative may not be successful, and we cannot assure you that we will grow at the same rate as we did in the past, if at all.

We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.

Our platform had approximately 152 million monthly unique visitors in December 2016 according to our internal record. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

Our number of subscribers experienced a decline in the past partly due to the intensified scrutiny over internet content from the Chinese government, and may experience further downward pressure in the future. With a government campaign against inappropriate internet content launched in April 2014, we have had to increase the monitoring of content on our platform. All the measures we adopt in response to increasing regulatory scrutiny may materially and adversely affect user experience on our platform and make our services less attractive to our subscribers, leading to a decline in the number of subscribers. We saw a reduction in the number of total subscribers from 4.4 million as of December 31, 2014, and permitted temporary suspension of services by about 350,000 existing subscribers as of December 31, 2014. Although the permitted temporary suspension of services reduced to 281,000 existing subscribers as of December 31, 2015 and further to 257,000 as of December 31, 2016, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a further decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for the digital media content on our platform.”

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

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Internet, technology and media companies are frequently involved in litigations based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights.

In May 2014, we entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and its members, which are six major U.S. entertainment content providers. In that agreement, we agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. After beginning the roll-out for several months, we suspended implementation of the filter but have identified and are in the process of implementing a new filter. Even with the implementation of a new filter, however, our copyright protection measures would not be able to fully protect us against copyright infringement suits. In January 2015, a number of MPAA member studios filed copyright infringement lawsuits against us in the Shenzhen Nanshan District Court in China, and, as of the date of this annual report, those cases are awaiting decisions of first instance. Although we expect that the outcome of these lawsuits would not have a substantial negative impact on our financials, we cannot provide you with any estimate as to such outcome or assure you that it would not have material adverse impact upon our business. Even if we won the court ruling for these current proceedings or ultimately reached settlement with MPAA and the relevant members, we cannot assure you that any of these parties would not initiate other proceedings against us. Also see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We were subject to a number of lawsuits in China for alleged copyright infringements over the years, a number of which are still outstanding as of the date of this annual report. We can provide no assurance that we will be granted the judgements or awards in favor of us. In addition, these existing and future claims may divert our management’s attention and financial resources and adversely impact our business.

The premium acceleration services and other value-added services we provide to our subscribers may expose us to additional copyright infringement claims, which could materially and adversely affect our existing business model.

We provide subscribers with limited space to temporarily store content downloaded on our servers for optimal acceleration performance. Subscribers may also request our cloud servers to transmit a file on their behalf and upload it to their properties. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud-based acceleration—Subscription services.” In addition, certain of our services allow users to upload files after they create accounts with us, converting the files into links and sharing such links with designated persons. We may be liable for transmitting or temporarily storing content or creating links representing content on behalf of our subscribers if such content infringes third-party intellectual property rights, and any such potential legal liabilities could materially and adversely affect our business.

If we are unable to successfully capture and retain the growing number of mobile internet users or if we are unable to successfully monetize our mobile products, our business, financial condition and results of operations may be materially and adversely affected.

An increasing number of users access our products and services through mobile devices, and the transition to mobile internet is a key part of our current business strategies. Products such as Xunlei Accelerator are now available to users from PCs as well as mobile devices, and we intend to continue expanding the number of mobile products we offer. An important element of our strategy to transition to mobile internet is to continue to further develop features for our mobile products and to develop new mobile products to capture a greater share of the growing number of users that access internet services such as ours through mobile devices. For example, we recently developed Mobile Xunlei, which allows users to search, download and consume digital media content on their mobile devices in a user friendly way. As new laptops, mobile devices and operating systems are continually being released, it is difficult to predict the problems we may encounter in developing our products for use on these devices and operating systems, and we may need to devote significant resources to create, support and maintain these services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products may result in user dissatisfaction with our products, which could damage our brand and have a material and adverse effect on our financial results. In addition, the lower resolution, functionality and memory associated with some mobile devices may make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to attract users. Manufacturers or distributors may establish unique technical standards for their devices and, as a result, our products may not work or work properly or be viewable on all devices on which they are installed. Furthermore, new, comparable products which are specifically created to function on mobile operating systems, as compared to some of our products that were originally designed to be accessed from PCs, and such new entrants may operate more effectively on mobile devices than our mobile products do.

Although we have not begun monetizing our mobile products other than mobile advertising, if we are unable to attract and retain the increasing number of users who access our products through mobile devices, or if we are slower than our competitors in developing attractive services adaptable for mobile devices, we may fail to capture a significant share of an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of users who access our services through mobile devices, we may not be able to successfully monetize them in the future. For example, because of the inherent limitations of mobile devices, we may not be able to provide as many kinds of products on mobile devices as we do on PC, which may limit the monetization potential of our mobile products and services.

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

In addition, user demand for internet content may also shift over time. Currently, internet users appear to have significant demand for multimedia acceleration, online games and online streaming services, and we expect such demand to continue. However, we cannot assure you that the behavior of internet users will not change in the future. If we fail to upgrade our services in response to changes in user demand in an effective and timely manner, the number of our users and advertisers may decrease. Furthermore, changes in technologies and user demand may require substantial capital expenditures in product development and infrastructure. To further expand our user base and offer our users a wider range of access points, we are expanding our business to mobile devices in part through potentially pre-installed acceleration products in mobile phones. In addition, we are continually developing and upgrading products and services, including our cloud computing project, which is expected to utilize the idle capacity of our users, and seeking strategic cooperation with hardware manufacturers such as smartphone makers, which may require significant resources from us. However, if we are not able to perfect our new technologies or to achieve the intended results or if our innovations cannot respond to the needs of our users or if our users are not attracted to our upgraded or new products and services, we may not be able to maintain or expand our user base, and our business, results of operations and prospects may be materially and adversely affected.

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

We may not have obtained licenses for all digital media content available via our services and the scope of the licenses we obtained for certain content may not be broad enough to cover all the methods we currently employ to distribute, market or display such content. For digital media content we have lawfully obtained from an authorized licensor, we may not be able to timely detect the expiration of the licensing period of certain of the content available via our services and disable access to such content via our services in a timely manner. We have been involved in litigations based on allegations from rights owners that we have infringed their copyright interests in such content. Assisted by our intellectual property team dedicated to copyright protection, for example, we have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review the content we license before it is released and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content accessible through our resource discovery network and other services, we generally do not seek to identify infringing content absent receiving any notice of infringement. We have successfully completed our sale of Xunlei Kankan to a third party buyer in July 2015. As a result, our exposure to claims in relation to intellectual property have significantly decreased, and we have been adjusting our monitoring procedures in relation to intellectual property and we expect to devote more resources to the monitoring of content accessible via our core services. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.”

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

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or for other reasons. We have attracted and expect to continue to attract attention from intellectual property owners outside of China, despite our efforts to control access to our products and services by users outside China. For example, the Recording Industry Association of America filed a letter with the Office of the United States Trade Representative in November 2010 accusing certain of our divested or discontinued products of facilitating intellectual property infringement. Although we take steps to block users logging in from IP addresses that are located in certain jurisdictions, including the United States, from accessing certain of our services, due to technological limitations, such efforts may not be 100% successful, and any unintended access to our services may increase our risk of becoming subject to copyright laws in such jurisdictions. Even if our efforts to block IP addresses located in the United States or other jurisdictions are successful, the uncertainties surrounding the approach to intellectual property and online service providers that the new U.S. administration will take may increase our risk of becoming impacted by copyright laws in such jurisdictions. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

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

Historically, we generate a substantial portion of our revenues from online advertising. The revenues generated from online advertising decreased from US$38.4 million in 2014 to US$15.2 million in 2015 due to our sale of Xunlei Kankan in July 2015, which historically contributed a significant portion of our advertising revenues and a majority of our advertisers. The revenues, however, increased to US$16.9 million in 2016 due to the rapid growth of our mobile advertising since the fourth quarter of 2015. We cannot assure you that we can continue to retain our advertising agencies and advertisers or attract new advertising agencies and advertisers. The number of advertisers that use our online advertising services decreased from 485 in 2011 through the years to 114 in 2016, not including advertisers on the Guangdiantong third party platform. If we cannot retain our existing advertisers or develop new advertisers in the future, our revenues generated from online advertising will be materially and negatively affected. Since our arrangements with third-party advertising agencies are typically one-year framework agreements, such advertising arrangements may be easily amended or terminated without incurring liabilities.

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

We rely on third-party platforms to distribute our mobile applications. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing were changed to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms loses market share or falls out of favor or is unavailable for a prolonged period of time, our mobile strategy may suffer.

We are subject to the standard policies and terms of service of third party platforms, which govern the distribution of our mobile application on the platform.  Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other users, and those changes may be unfavorable to us.  A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how we are able to advertise or distribute on the platform, or change how the personal information of its users is made available to application developers on the platform.

Such changes may decrease the visibility or availability of our applications, limit our distribution capabilities, prevent access to our applications, reduce the amount of downloads and revenue we may recognize from the applications, increase our costs to operate on these platforms or result in the exclusion or limitation of our application on such platforms.  Any such changes could adversely affect our business, financial condition or results of operations.

If we violate, or a platform provider believes we have violated its terms of service (or if there is any change or deterioration in our relationship with these platform providers), that platform provider could limit or discontinue our access to the platform.  A platform provider could also limit or discontinue our access to the platform if it establishes more favorable relationships with one or more of our competitors or it determines that we are a competitor.  Any limit of, or discontinuation to, our access to any platform could adversely affect our business, financial condition or results of operations.

In September 2016, Mobile Xunlei was removed from Apple’s iOS App Store as a result of alleged possible violations of the developer license agreement between Apple and us. . We are in the process of clarifying the reason and discussing with Apple. We cannot assure you that future efforts to re-launch Mobile Xunlei on the iOS App Store will be successful. This will most likely prevent prospective users and existing users from accessing or renewing our services through Apple devices.

We have not encountered the same issues with the any other app stores. It is impossible for us to predict the impact in the longer run if Apple continues to deny our mobile applications. Furthermore, other app stores also have the right to update their store policies and if we are deemed to violate its policy and our mobile application are removed from other app stores at the same time, this may significantly harm our mobile strategy.

We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial conditions and results of operations.

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

A license for online transmission of audio-visual programs is required for the display of video content on our platform. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online transmission of audio-visual programs.” The license for online transmission of audio-visual programs previously granted to Shenzhen Xunlei Networking Technologies, Co., Ltd., or Shenzhen Xunlei, our VIE, is now due for update but we have not been able to update such license. We cannot assure you that we will be able to obtain such updated license in a timely manner or at all. Although we have sold our video streaming service under Xunlei Kankan, our platform and software gather internet audio-video programs and contains user generated video clips and other media files and the PRC regulator may find that the license for online transmission of audio-visual programs is required for our gathering and transmission of such internet audio-video programs, video clips and media files. In addition, our cloud computing services provided to the internet users may be deemed to have included the content distribution network (CDN) services. With MIIT’s recent promulgation of the Circular on Clearing up and Regulating the Internet Access Service Market in January 2017, our existing value-added telecommunication services license, or VATS License, must be updated to specifically cover the CDN services, which otherwise was not required in the past. Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, a subsidiary of Shenzhen Xunlei has made the application to the relevant PRC authority to update its exiting VATS License. Although we have been given a grace period to obtain the approval by the end of 2017, we cannot assure you that we can obtain the approval in a timely manner, or at all. “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on telecommunications and internet information services.”

If the relevant PRC authority decides that we were operating without the proper licenses or approvals, we may be given a warning, ordered to rectify our violations and/or fined, or required to impose restrictions or even discontinue our relevant business. In addition to the above, if the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business, it has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Concerns about collection and use of personal data could damage our reputation, deter current and potential users from using our services and substantially harm our business and results of operations.

Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries, VIE and its subsidiaries are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without such users’ consent. In December 2012 and July 2013, laws and regulations were issued by the Standing Committee of the PRC National People’s Congress and MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of information of users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. In addition, in June 2016 and January 2017, the State Internet Information Office and the Standing Committee of the PRC National People’s Congress issued new laws and regulations to further safeguard cyberspace security.

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

To date, we have financed our operations primarily through cash flow from operations and, to a lesser degree, proceeds from private placements of preferred shares and our initial public offering. However, if we fail to retain a sufficient number of users and continue to convert such users into paying users or subscribers, we may not be able to generate sufficient revenues to cover our business development strategies, including our continued transition to mobile internet and the continued expansion of our cloud computing project, and our business may be materially and adversely affected.

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

The operation of our extensive resource discovery network, our online game business and cloud computing project require significant upfront capital expenditures as well as continual, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, and in equipment to increase our network capacity. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we continue devoting resources in the development of our cloud computing project and the development and updating of our mobile products. Most of our capital expenditures, such as expenditures on servers and other equipment, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees up front. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we over-estimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

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

Certain portion of our advertising revenues are generated from a limited number of advertising agencies. We typically enter into advertising agreements with third-party advertising agencies that represent the advertisers, and under these agreements, the advertising fees are paid to us by the advertising agencies after we deliver our services. In consideration for the third-party advertising agencies’ services, we pay them rebates based on the value of business they bring to us. Thus, the financial soundness of our advertisers and advertising agencies with whom we sign these advertising contracts may affect our collection of accounts receivable. We make a credit assessment of our advertisers and advertising agencies to evaluate the collectability of the advertising service fees before entering into any advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising agency or advertiser, as applicable, and any inability of advertisers or advertising agencies, especially those that accounted for a significant percentage of our amounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that we have business relationships with demand higher rebates for their agency services, our results of operations will be materially and adversely affected.

We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.

We have exclusive operating agreements with online game developers, under which we gain exclusive rights to certain online games and, in addition to offering these games on our own websites, we also have the option of sub-licensing these games to other websites to diversify our game revenue stream. Exclusive arrangements of this type require more initial capital investment in acquiring operating rights for the games, and involve more business risks, such as risks associated with the potential failure to find appropriate sub-licensees for the games or failure to engage a sufficient number of game players to make these games profitable for us. If we are unable to generate sufficient revenues in these markets to obtain sufficient return for our investments, our future results of operations and financial condition could be materially and adversely affected.

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

We face significant competition in different areas of our business. For example, although we currently have a leading presence in the China market for cloud acceleration products and services, we cannot guarantee that we will be able to maintain our leading position in the future. We may face competition from leading Chinese internet companies, such as Tencent and Baidu, if they start to allocate resources and focus on the development in this business sector. With more entrants into the cloud acceleration business, aggressive price cutting by competitors may result in the loss of our existing subscribers. We may have to take actions to retain our user base and attract more subscribers at significant cost, including upgrading and developing existing and new products and services in order to meet users’ changing demand, but we cannot assure you that such efforts will succeed, especially given the tightening control over internet content by the Chinese government. See “—If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected.” and “—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In April 2015, the Standing Committee of the National People’s Congress issued the amended Advertisement Law, which took effect on September 1, 2015, to further strengthen the supervision and management of advertisement services. Pursuant to the Advertisement Law, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to specifically regulate internet advertising activities. See “Item 4. Information on the Company—B. Business Overview—Regulation on advertising business” for details. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the relevant advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, the State Administration for Industry and Commerce, or the SAIC, or its local branches may revoke violators’ licenses or permits for their advertising business operations.

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

The channels for the payment of our services and products typically comprise third-party online system, fixed phone line and mobile phone payment. A significant portion of the payments have been made through our online payment system since 2014. Although we have been able to control our payment handling fees by encouraging our subscribers to use the third-party online system which charges relatively lower levels of handling fees compared with other payment channels, the subscribers may change their habits to make payments through mobile phones or other distribution channels with higher costs. If more and more subscribers use the mobile phone as their payment channels and the cost remains unchanged or even increases in the future, or if we fail to minimize the associated payment handling fees, our results of operations may be adversely affected.

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

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. We adopted a share incentive plan on December 30, 2010, or the 2010 Plan, a second share incentive plan on November 18, 2013, as supplemented, or the 2013 Plan, and a third share incentive plan on April 24, 2014, as supplemented, or the 2014 plan. Under the 2010 Plan, we are authorized to issue a maximum number of 26,822,828 common shares of our company upon exercise of the options or other types of awards (excluding an aggregate of 8,410,200 shares already issued to the directors who are our founders upon exercise of founder options, which were not granted pursuant to the 2010 Plan). As of March 31, 2017, options to purchase a total of 1,421,345 common shares of our company were outstanding under the 2010 Plan. As of March 31, 2017, 2,608,740 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2010 Plan. Under the 2013 Plan, we are authorized to issue a maximum number of 9,073,732 restricted shares to members of our senior management, counsel or consultant to our company. Under the 2014 Plan, we are authorized to issue a maximum number of 14,195,412 restricted shares to our directors, officers, employees and advisors or consultants to our company. As of March 31, 2017, 7,153,305 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan, and 11,492,600 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2014 Plan. Our unrecognized share-based compensation expenses relating to the restricted shares granted under each of the 2013 Plan and the 2014 Plan amounted to US$10.0 million and US$11.9 million, respectively, as of March 31, 2017. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans” for details.

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

Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

We may enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

We have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business. For example, we acquired Kuaipan Personal and Kansunzi in September 2014. If we are presented with appropriate opportunities, we may continue to do so in the future. Investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities or legal risks of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

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

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. In China, almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers in each province for network-related services. On the one hand, if the internet industry in China does not grow as quickly as expected, our business and operations will be negatively affected. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. In addition, our network and website regularly serve a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed. On the other hand, if the internet industry grows faster than expected and we cannot react to the market demand in a timely manner in terms of our research and development effort, the user experience and the attractiveness of our services may be harmed, which will negatively impact our business and results of operations.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud or fail to meet our reporting obligations, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2016 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2016. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2016 due to one material weakness, one significant deficiency and other control deficiencies in internal control over financial reporting that were identified as of December 31, 2014, which were not remediated as of December 31, 2016. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness is related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and the lack of related implementation controls. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online game and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers may not exceed 50%. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service (including online game operation services), internet news service, and online transmission of audio-visual programs service. We are a Cayman Islands company and Giganology (Shenzhen) Ltd., or Giganology Shenzhen and Xunlei Computer (Shenzhen) Co., Ltd., or Xunlei Computer, our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei or its subsidiaries hold the licenses and permits necessary to conduct our resource discovery network, online advertising, online games, cloud computing and related businesses in China, and Shenzhen Xunlei hold various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to exercise effective control over Shenzhen Xunlei and Shenzhen Xunlei’s operating subsidiaries and hence treat them as our consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

As a director and/or executive officer of our company, Mr. Zou and Mr. Cheng each has a duty of loyalty and care to us under Cayman Islands law. We are not aware that other publicly listed companies in China with a similar corporate and ownership structure as ours have brought conflicts of interest claims against the shareholders of their respective variable interest entities. However, we cannot assure you that when conflicts arise, the shareholders of Shenzhen Xunlei will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Shenzhen Xunlei, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, our variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2016, we had cash or cash equivalents of approximately RMB507.6 million (US$73.2 million) and US$28.8 million located within the PRC, of which RMB280.2 million (US$40.4 million) is held by Shenzhen Xunlei and its subsidiaries. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

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

We may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or variable interest entity and its subsidiaries, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing ones or newly established ones, must complete the record-filing procedures by the Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their respective activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•	loans by us to our variable interest entity, which is a domestic PRC entity, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for the companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies) Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

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

Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.

China has strict regulations governing telecommunication service providers, internet and wireless access and the distribution of news and other information. Under these regulations, internet content providers, or ICPs, like us are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations. If an ICP finds that prohibited content is transmitted on its website or stored in its system, it must terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could lead to the revocation of the VATS License, which is required for our ICP services and other required licenses and the closure of the offending websites, and cloud network operators or website operators may also be held liable for prohibited content displayed on, retrieved from or linked to such network or website. However, efforts to constantly self-monitor in order to comply with these requirements could negatively impact user experience and lead to a decline in user numbers.

The Chinese government intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in subscriber numbers in the past few years. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. To date, we have deleted millions of cached files, blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. As we continued our compliance efforts in response to the government’s internet content campaign, we saw a recovery trend in the number of total subscribers in 2016 and the first quarter of 2017. In addition, we permitted temporary suspension of services by about 257,000 existing subscribers as of the end of 2016. We may experience still further decline in user and subscriber numbers as we continue in our efforts to comply with the rules and regulations of the Chinese government.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	We only have contractual control over our resource discovery network and cloud computing. We do not own the resource discovery network and cloud computing due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision or CDN services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations. For example, we are providing mobile applications to mobile device users free of charge and we do not believe we, as an internet content provider, need to obtain a separate operating license in addition to the VATS License, which we have already obtained. Although we believe this is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future and if so, we may not qualify or succeed in obtaining such license.

•	Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase our user base. For example, in January 2011, MIIT and seven other PRC central government authorities jointly issued a circular entitled Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games, under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing their online games and are required to monitor the online game activities of minors and suspend the accounts of minors if so required by their parents or guardians. These restrictions could limit our ability to increase our online game business among minors.

•	New laws and regulations may be promulgated that will regulate internet activities, including online video, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•	In June 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, or the Online Game Measures, which became effective on August 1, 2010. The Online Game Measures provide that any entity engaging in online game operation activities should obtain an Online Culture Operating Permit and must meet certain requirements such as a minimum amount of the registered capital. Online game developers are generally involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks in our operation of online games. There exist uncertainties on MOC’s interpretation and implementation of these measures. If MOC determines in the future that such Online Culture Operating Permit or relevant requirement apply to the online game developers for their involvement in the online game operations, we may have to terminate our revenue sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

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

Subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us, especially if the Chinese government continues to maintain or strengthen its heightened scrutiny on internet content in China. We may not be able to control or restrict all of the digital media content generated or placed on our network by our users, despite our attempt to monitor and filter such content. To the extent that regulatory authorities find any portion of our content on our network or website objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from prohibited content displayed on, retrieved from or uploaded to our network or website, including a suspension or shutdown of our operations. The enforcement activities may be intensified in connection with any ongoing government campaigns. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. If we receive a public warning from the relevant government authorities or our licenses for acceleration services are revoked, our reputation would be harmed and if the operation of our acceleration services or other products is suspended or shut down entirely or in part, our revenues and results of operation may be materially and adversely affected. Furthermore, the internal compliance investigation and the removal of content may have a material impact on our cloud acceleration services, which in turn may lead to a decrease in users and have an adverse effect on our revenues and results of operations. To date, we have not been able to quantify the magnitude and extent of such impact.

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

In addition, the Chinese government has in recent years intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny over internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. As we implemented programs to comply with these regulations, we saw our subscriber numbers decline and may see more subscriber or user decline in the future. See “—Regulation and censorship of information disseminated over the internet in China, recently strengthened, have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

Fluctuations in exchange rates may have a material adverse effect on your investment.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our financial statements are expressed in U.S. dollars, and most of our assets, costs and expenses are denominated in Renminbi. Substantially all of our revenues were denominated in Renminbi. Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

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

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE regulations. Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang have completed the registration and amendment registration with the local SAFE branch in relation to all our previous private financings and their subsequent ownership changes as required under the SAFE regulations and Ms. Fang Wang is in the process of applying for the relevant amendment registrations with the local SAFE branch in relation to the ownership changes in her holding vehicle of our company. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE regulations. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

However, there is a lack of clear statutory interpretation of these rules and notices, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-resident enterprises in our company may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-resident enterprises in our company are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-resident enterprises in our company are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-resident enterprises in our company should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Discontinuation or reduction of any of the preferential tax treatments or other government incentives available to us in the PRC, or imposition of any additional PRC taxes could adversely affect our financial condition and results of operations.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law which became effective in January 2008, or the EIT Law, the statutory enterprise income tax rate is 25%. The EIT Law permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules set forth in the Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax promulgated by the State Council on December 26, 2007, and provides tax incentives, subject to various qualification criteria. Pursuant to the circular, the income tax rates for us and our wholly-owned subsidiary established in the Shenzhen Special Economic Zone before March 16, 2007 were 24% for 2011 and are 25% starting from 2012. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Shenzhen Xunlei, our variable interest entity, holds a HNTE certificate that is valid for three years from September 2014. In addition, the PRC government has provided various incentives to accredited “software enterprise” incorporated in the PRC in order to encourage development of the software industry. In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enabled Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the years of 2013 and 2014. In September 2014, Shenzhen Xunlei renewed the certificate of the Hi-Tech Enterprise for the years ended December 31, 2015, 2016 and 2017, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 15% for the years of 2015, 2016 and 2017. Xunlei Computer has been accredited as a “software enterprise” and become profitable since 2013 and thus enjoys a two-year income tax exemption for 2013 and 2014 and a 50% income tax reduction for 2015, 2016 and 2017. Moreover, local governments have adopted incentives to encourage the development of technology companies. Xunlei Computer and Shenzhen Xunlei currently benefit from the tax incentives. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation.”

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2017, we had 330,917,250 common shares outstanding, but excluding (i) 14,126,944 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 23,833,015 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by the company under our 2015 and 2016 repurchase programs but not yet cancelled. All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As of March 31, 2017, our directors, executive officers and existing principal shareholders beneficially owned approximately 50.9% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2016, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2016, and we will very likely be a PFIC for our current taxable year ending December 31, 2017 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income.

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

We commenced operations in January 2003 through the establishment of Shenzhen Xunlei, which currently, together with its various subsidiaries in the PRC, operates our Xunlei internet platform.

In February 2005, we established Xunlei Limited as our holding company in the Cayman Islands. Xunlei Limited directly owns Giganology Shenzhen, our wholly owned subsidiary in China established in June 2005. Giganology Shenzhen primarily engages in the research and development of new technologies.

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to exercise effective control over Shenzhen Xunlei and receive substantially all of the economic benefits of Shenzhen Xunlei. As a result, Shenzhen Xunlei is our variable interest entity and we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

•	Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”), or Wangwenhua, which was established in December 2005, and it primarily engages in software development, technical consulting and other related technical services.

•	Xunlei Networking Technologies (Beijing) Co., Ltd., which was established in June 2009, and it primarily engages in the operating of our cloud computing project as well as software development.

•	Shenzhen Zhuolian Software Co., Ltd. (formerly known as “Xunlei Software (Shenzhen) Co., Ltd.”), which was established in January 2010, and it primarily engages in the development of software technology and the development of computer software.

•	Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, which was established in February 2010, and it primarily engages in the development of online game and computer software and advertising services.

•	Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, which was established in September 2013, and it primarily engages in cloud computing technology development and related services.

•	Beijing Xunjing Technology Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”), or Beijing Xunjing, which was established in October 2015 and currently a subsidiary of Wangwenhua. Beijing Wangxin primarily engages in technology development and related services.

•	Shenzhen Crystal Interactive Technologies Co., Ltd., which was established in May 2016 and currently a subsidiary of Shenzhen Onething, and it primarily engages in development of computer software and provision of information technology services.

•	Shenzhen Xunlei Venture Capital Partnership Enterprise (Limited Partnership), which was established in June 2016 and it primarily engages in venture capital investment.

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

In November 2011, we established Xunlei Computer in China, which is the direct wholly owned subsidiary of Xunlei Network HK. Xunlei Computer primarily engages in the development of computer software and information technology services.

In June 2014, we completed the initial public offering of our ADSs, which are listed on the NASDAQ Global Select Market under the symbol “XNET.”

In September 2014, we, through Shenzhen Xunlei Network Technology Co., Ltd., acquired from subsidiaries of Kingsoft Corporation Limited Kuaipan Personal and Kansunzi, both software services in support of cloud-sourced storage and sharing, and their related business and assets, for an aggregate cash consideration of US$33 million. Kuaipan Personal has recently developed into a cloud-sourced content service platform.

In July 2015, we completed the sale of our entire stake in Xunlei Kankan to Beijing Nesound International Media Corp., Ltd., an independent third party, for a consideration of RMB130 million, of which RMB26.0 million (US$4.0 million) remains unpaid as of the date of this annual report This sale is part of our strategy to streamline our business and continue our transition into mobile internet.

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

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

To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through two core products and services:

•	Xunlei Accelerator, which enables users to accelerate digital transmission over the internet, is our most popular and free product, with approximately 152 million monthly unique visitors in December 2016, according to our internal record; and

•	Our cloud acceleration subscription services, delivered through products such as Green Channel and Offline Accelerator, offer users premium services for speed and reliability.

Benefitting from the large user base for our core product, Xunlei Accelerator, we have further developed various value-added services or products to meet a fuller spectrum of our users’ digital media content access and consumption needs including (i) could computing services, and (ii) online game services, including web games MMOGs, offered on our gaming platform.

We are increasingly extending our services to mobile devices, as part of our cloud-based mobile strategies. Mobile Xunlei is becoming a popular mobile application, while bigger screen phones with enhanced storage capacity have influenced user behavior in how they access and consume digital media content on their mobile phones. This mobile application allows users to search, download and consume digital media content on their mobile devices in a user friendly way. Based on our own record, daily active user of this application was about nine million as of the date of this annual report. Mobile Xunlei is also one of the most downloaded applications in its category. In the fourth quarter of 2015, we started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues. Moreover, this mobile application supplements our existing subscriptions business, enabling us to reach a wider set of user base and to expand our services additional devices of a user who has multiple devices.

Our mobile initiatives also benefits from our relationship with Xiaomi, one of our strategic shareholders. Since 2014, we have entered into a pre-installing services agreement with a Xiaomi group company which manufactures Xiaomi phones, a well-recognized brand of smart phones in China. Pursuant to the agreement, we agree to provide our Mobile Xunlei acceleration plug-in, and the mobile phone manufacturer agrees to install such plug-in on its phones, free of charge. Such pre-installment arrangement provides mobile phone users with access to our acceleration services, which we believe enhances our ability to generate more user traffic. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems, MIUI6, MIUI7 and MIUI8 and the software has been installed on Xiaomi phones, including both new phones shipments and system upgrades from existing Xiaomi phones.

An important part of our strategies is to continue our innovation in crowdsourcing for idle capacity and potentially storage from users of our cloud computing project, which targets to utilize our users’ idle uplink capacity and storage by using our hardware devices. We plan for crowdsourced capacity to supply an increasing percentage of the bandwidth that we use for our own acceleration services. From the third quarter of 2015, we started to sell crowdsourced uplink capacity to third parties. We intend to sell crowdsourced uplink capacity to more third party internet content providers with bandwidth demand.

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

We generated revenues by monetizing our large user base, primarily through the following services:

•	Cloud acceleration subscription services. We provide premium acceleration services to subscribers to enable faster and more reliable access to digital media content;

•	Online advertising services (including mobile advertising). We offer advertising services by providing marketing opportunities on our websites, mobile Xunlei application and platform to our advertisers; and

•	Other internet value-added services. We offer multiple other value-added services to our users including our cloud computing project and online games.

Our revenues from continuing operations, excluding Xunlei Kankan, which we disposed of in July, 2015, decreased from US$135.8 million in 2014 to US$130.0 million in 2015 after the disposal of Xunlei Kankan, and increased to US$157.0 million in 2016. We had net income attributable to Xunlei Limited of US$10.8 million in 2014 and a net loss attributable to Xunlei Limited of US$13.2 million in 2015. In 2016 we had a net loss attributable to Xunlei Limited of US$24.1 million.

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

Mobile acceleration plug-in

We offer a mobile acceleration plug-in, which provides mobile device users with benefits of download speed acceleration and download success rate improvements similar to those offered by the PC-based Xunlei Accelerator. Our mobile acceleration plug-in has been adopted by Xiaomi, a Chinese smartphone maker, on its operating systems, MIUI6, MIUI7 and MIUI8. Xiaomi installs our mobile acceleration plug-in on all of its new phones free of charge and adds such plug-in to the existing ones via system upgrade. Xiaomi phone users thus have access to our acceleration services.

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

In addition, Fast Bird, our recently developed product, accelerates our subscribers’ internet access by increasing the bandwidth of the network system provided by telecommunications service providers.

We adopted different strategies and various promotion programs for each VIP level. For example, when we discovered that some of our users were not aware of our subscription services, we provided users with greater exposure to our subscription services in different parts of our platform and promoted products with significant potential interests to specific users. We use our powerful digital data analysis capabilities to explore different areas of user needs previously unmet by existing functions and research and develop relevant functions based on such analysis. We offer users promotional measures, such as providing 200 Mbytes of free trials of premium acceleration services, to show the differences in the data transmission speeds to demonstrate how our premium services tremendously enhance data delivery speed and overall subscriber experience.

In order to promote customer loyalty, we may elevate the VIP levels of our subscribers if they actively engage in our services, for example, frequently participating in reviewing and rating of our products. Once upgraded to certain higher VIP levels, our subscribers may be offered additional independent accounts, internally termed as sub-accounts, at no additional charges. Such sub-accounts also allow users to access our premium acceleration services, at no additional charge.

We had a subscriber base of 4.4 million, 4.3 million and 4.2 million as of December 31, 2014, 2015 and 2016, respectively. In this annual report, the number of subscribers as of a given day excludes any sub-accounts.

Mobile Xunlei

Mobile Xunlei is a mobile application that allows users to search, download and consume digital media content on their mobile devices. The monthly average daily active user of this product was about nine million in December of 2016. We started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues in late 2015. Since then, our mobile advertising business has grown rapidly.

Moreover, this mobile application also supplements our existing subscriptions business. Many of our mobile application users also became users of our PC-based Xunlei Accelerator.

Cloud computing

We launched our cloud computing project in 2014, which crowd-sources idle uplink capacity from internet users who have bought and connected our proprietary hardware, Zhuanqianbao, or ZQB, to their network router. Our ZQB devices can allocate those users’ idle uplink capacity to us for our further allocation to internet content providers. We pay users of our ZQB devices for the use of their idle uplink capacity.

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

Cloud-based implementation

We provide cloud acceleration subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of 232 co-location centers and over one million third party servers and over 12,000 servers that we own located throughout China.

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

Advertising services

We provide advertising services primarily through various forms of advertisements placed on our PC websites and mobile platform. We had 252, 119 and 114 advertisers in 2014, 2015 and 2016, respectively, and generated mobile advertising revenue for the first time in the fourth quarter of 2015, and it has grown rapidly since then. The above number of advertisers does not include those on the Guangdiantong third party platform. Our brand advertisers include international and domestic companies that operate in a variety of industries. A significant majority of our advertisers purchase our advertising services through third-party advertising agencies. We focus on providing advertisers with creative and cost-effective advertising solutions. We strive to creatively utilize our integrated service interface in designing a particular advertising campaign for advertisers.

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

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2016, we had 43 patents granted in the PRC and 4 granted in the United States, while another 21 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2016, we have applied to register 196 trademarks, of which we have received 163 registered trademarks in different applicable trademark categories including 1 trademark registered with the United States Patent and Trademark Office and 1 trademark registered with World Intellectual Property Organization.

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

As of the date of this annual report, we have implemented several initiatives to further commit to copyright protection. In May 2014, we entered into a content protection agreement with the MPAA and its members, which are six major U.S. entertainment content providers. In that agreement, we agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. After beginning the roll-out for several months, we suspended implementation of the filter but have identified and are in the process of implementing a new filter. Even with the implementation of a new filter, however, our copyright protection measures would not be able to fully protect us against copyright infringement suits. For example, in January 2015, a number of MPAA member studios filed copyright infringement lawsuits against us in the Shenzhen Nanshan District Court in China, and, as of the date of this annual report, the cases are awaiting decisions of first instance. For details, see “Item 3. Key Information—D. Risk Factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Competition

Due to our multiple service offerings, we face competition in several aspects of the internet services market in China. We believe that the key competitive factors in the overall internet services market in China include brand recognition, user traffic, technology platform and monetization abilities. For example, Mobile Xunlei primarily competes with Tencent (QQ Cyclone) and other cloud service providers. We also face competition for the advertisement budgets of our advertisers from other internet companies and other forms of media.

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

Pursuant to the latest Catalogue amended in March 2015, which took effect on April 10, 2015, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiary, and Shenzhen Xunlei, our VIE, and its shareholders. Shenzhen Xunlei or its relevant subsidiary, holds the licenses and permits necessary to conduct our resource discovery network, cloud computing, online advertising, online games and related businesses in China and holds various operating subsidiaries that conduct a majority of our operations in China. Shenzhen Onething is in the process of applying for an updated VATS License to cover CDN service for our cloud computing business. Both of Giganology Shenzhen and Xunlei Computer, another wholly-owned PRC subsidiary of ours, engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of encouraged, restricted or prohibited categories under the Catalogue. Hence, these activities are deemed as permitted and open to foreign investment.

In October 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, effective on the same day. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement 2016 No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

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

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

•	Telecommunications regulations (2014, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalogue of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MIIT’s Notice on Adjusting the Catalogue of Telecommunications Business effective from April 1, 2003 and amended on March 1, 2016, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet information services, or ICP services, are classified under the second category of value-added telecommunications businesses and the CDN services, the internet access services and the internet data center services are classified under the first category of value-added telecommunications business. Under the Telecom Regulations, commercial operators of value-added telecommunications services must obtain the VATS License covering the business classified under the relevant category from MIIT or its provincial level counterparts.

•	Administrative measures on internet information services (2011, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain a VATS License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the VATS License covering the ICP services from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

•	Administrative measures for telecommunications business operating license (2009, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the VATS License from MIIT’s applicable provincial level counterpart, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional VATS License directly from MIIT. An ICP service operator that has been granted a Trans-regional VATS License must file a record with the local branch of MIIT at the provincial level prior to conducting any value added telecommunications business in such provinces. The appendix to the VATS License must detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its VATS License. The VATS License is subject to annual review and the annual review result will be recorded as an appendix to the VATS License, published to the public and notified to the applicable administrative authority for industry and commerce.

•	Detailed rules on the administration of internet websites (2005), which set forth that the website operator is required to apply for the ICP filing from MIIT or its local branches at the provincial level on its own or through the access service provider.

•	Regulations for administration of foreign-invested telecommunications enterprises (2008, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have good and profitable records and operating experiences in such industry.

•	Circular on strengthening the administration of foreign investment in and operation of value-added telecommunications business (2006). Under this circular, a domestic PRC company that holds a VATS License is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with the approved covering region on its VATS License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.

•	Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market (2017), which, among others, further strengthens the supervision and management of the applications of cloud computing, big data and other applications. For an enterprise that conducts the CDN business without a VATS License specifically covering such business, it must submit a written commitment to the original license issuing authority before March 31, 2017, undertaking that an eligible VATS License will be obtained by the end of 2017. If such enterprise fails to make the commitment on time, it must carry out business activities strictly in compliance with their existing licenses. Furthermore, if the enterprise fails to obtain the eligible VATS License as committed it should terminate the relevant business starting from January 1, 2018.

To comply with these PRC laws and regulations, we operate our websites through Shenzhen Xunlei, our PRC variable interest entity. We, through Shenzhen Xunlei or its subsidiaries, currently hold a VATS License covering its ICP services expiring on April 30, 2020 and another VATS License for its provision of could computing services including internet data center services and internet access services expiring on January 19, 2021, and own the essential trademarks and domain names in relation to our value-added telecommunications business. Shenzhen Onething is currently in the process of applying for an updated VATS License to cover the CDN service for our cloud computing business.

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

The PRC government may shut down the websites of VATS License holders that violate any of such content restrictions and requirement, revoke their VATS Licenses or impose other penalties pursuant to applicable law. To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website.

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

To comply with these then- and currently effective laws and regulations, Shenzhen Xunlei holds an Online Culture Operating Permit which was last renewed in March 2016 with an effective period from March 16, 2016 to March 15, 2019 for the operating of online games (including issuance of virtual currency), music entertainment products and animation and comic. Xunlei Games obtained an Online Culture Operating Permit in July 2013 with an effective period from July 30, 2013 to July 30, 2016 for the operating of online games (including issuance of virtual currency).We are still in the process of renewing this permit.

Regulation on online games

MOC is the government agency primarily responsible for regulating online games in the PRC. On June 3, 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, pursuant to which the content of the online games are subject to the review of MOC. These measures set forth a series of prohibitions regarding the content of the online games, including but without limitation the prohibition on content that oppose the fundamental principles stated in the PRC Constitution, compromise state security, divulge state secrets, subvert state power or damage national unity, and content that is otherwise prohibited by laws or administrative regulations. Moreover, in accordance with these measures, ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency must obtain the Online Culture Operating Permit and handle the censorship procedures for imported online games and the filing procedures for domestically developed online games with MOC and its provincial counterparts. The procedures for the censorship of imported online games must be conducted with MOC prior to the commencement date of the online operation and the filing procedures for domestic online games must be conducted with MOC within 30 days after the commencement date of the online operation or the occurrence date of any material alteration of such online games. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products provided by third parties. ICP service operators cannot appropriate the advance payment by the players and are not allowed to provide trading service of virtual currency to minors. All the transactions in the accounts shall be kept in records for a minimum of 180 days. To comply with these laws and regulations, Shenzhen Xunlei and Xunlei Games have obtained the Online Culture Operating Permit respectively for operating online games and Xunlei Games is currently renewing its Online Culture Operating Permit.

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

Moreover, on December 1, 2016, MOC issued the Circular of the Ministry of Culture on Regulating the Operations of Online Games and Strengthening Interim and Ex-Post Regulation, which will become effective on May 1, 2017. MOC further clarified the scope of online game operation in the circular. If an enterprise conducts technical testing of online games by means of, among others, making the online games available for user registration, opening the fee-charging system of the online games or providing client-end software with direct server registration and log-in functions, such enterprise is deemed to be an online game operator. If an enterprise provides user systems, fee-charging systems, program downloading, publicity and promotion and other services for the online game products of another game operator and participates in sharing the revenue from the operations of online games, such enterprise is deemed as a joint operator, and must bear corresponding liabilities. In addition, enterprises engaging in online game operations must require users to register their real names by using valid identity documents and must limit the amount that a user may top up each time in a single game. In addition, the enterprises are required to send information that requires confirmation by users when they top up or make the payments, and the contact details for protecting users’ rights and interests must be indicated conspicuously in an online game.

Our online games services are currently provided by Shenzhen Xunlei which holds an Internet Publication License for its publication of online games. We also require the developers of certain online games to obtain the requisite approvals of relevant online games from GAPPRFT, and make the filings with MOC, for relevant online games. See “Risk factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

To comply with these regulations, Shenzhen Xunlei and Xunlei Games have obtained the Online Culture Operating Permit for issuing online game virtual currency, and have filed their issuance of virtual currency with the local branch of MOC in Guangdong, and Xunlei Games is currently renewing its Online Culture Operating Permit.

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

Shenzhen Xunlei holds an Internet Publication License for the publication of internet games with an expiry date of September 17, 2017. See “Risk factors—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

In July 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

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

Regulation on information security and censorship

The applicable PRC laws and regulations specifically prohibit the use of internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these regulations, it is mandatory for internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets.

On June 28, 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the administration over the mobile internet application information services. Pursuant to these provisions, owners or operators of mobile internet applications that provide information services are required to be responsible for information security management, which, among others, includes the following:

•	certifying the identification information of the registered users;

•	establishing and improving the protective mechanism for users information, following the principle of legality, rightfulness and necessity, and expressly stating the purpose, method and scope of, and obtaining user consent to, the collection and use of users’ personal information; and

•	establishing and improving the verification mechanism for the content, taking measures against any illegal content, keeping the relevant records and reporting such content to relevant competent authorities.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People's Republic of China, or Cyber Security Law, which will become effective on June 1, 2017 to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. In addition, the new Cyber Security Law requires network operators must not collect personal information irrelevant to their services. The network operators are required to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner.

Violation of these laws and provisions may result in penalties, including fines, confiscation of illegal income. In the case of serious violations, the competent telecommunication authority, public security authority and other relevant authorities may suspend relevant business, rectification or close down the website, or revoke licenses or permits for their business operations.

We are subject to the laws and regulations relating to information security and censorship. To comply with these laws and regulations, we have completed the mandatory security filing procedures with the local public security authorities, and regularly updates its information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations. We require our users to consent to our collecting and using their personal information, and have established an account system to protect user’s privacy and data security.

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

Patent law

The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The State Intellectual Property Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. Among the patent applications we have filed as of December 31, 2016, 43 were granted in the PRC, while another 21 applications are being examined by the State Intellectual Property Office of the PRC.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 and 2013 and its implementation rules. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2016, we had applied for registration of 196 trademarks, of which we had received 163 registered trademarks in different applicable trademark categories, including one trademark registered with the United States Patent and Trademark Office and one trademark registered with World Intellectual Property Organization.

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

On May 24, 2013, the Ministry of Finance, or the MOF, and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On March 23, 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

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

Our PRC citizen employees who have been granted share options or restricted shares, or PRC grantees, are subject to the Stock Option Rules. If we or our PRC grantees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC grantees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law. In addition, the State Administration for Taxation has issued certain circulars concerning employee share awards. Under these circulars, our employees working in the PRC who exercise share options or hold the vested restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share awards with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or hold the vested restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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

The following diagram illustrates our corporate structure, including our subsidiaries and variable interest entity and the subsidiaries of our variable interest entity, as of the date of this annual report on Form 20-F:

Note:

(1)	Shenzhen Xunlei is our variable interest entity. Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, Mr. Hao Cheng, our co-founder and director, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang respectively own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests.

(2)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.

(3)	The remaining 1% percent is owned by a limited partnership which is controlled by our management.

Contractual arrangements with Shenzhen Xunlei

Agreements that provide us effective control over Shenzhen Xunlei

Business operation agreement

Pursuant to the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei’s shareholders must appoint the candidates nominated by Giganology Shenzhen to be the directors on its board of directors in accordance with applicable laws and the articles of association of Shenzhen Xunlei, and must cause the persons recommended by Giganology Shenzhen to be appointed as its general manager, chief financial officer and other senior executives. Shenzhen Xunlei and its shareholders also agree to accept and strictly follow the guidance provided by Giganology Shenzhen from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Shenzhen Xunlei and its shareholders agree that Shenzhen Xunlei will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the amendment of Shenzhen Xunlei’s articles of association, without the prior consent of Giganology Shenzhen and Xunlei Limited or their respective designees. For instance, in May 2011, Shenzhen Xunlei sought and obtained consent from Giganology Shenzhen and Xunlei Limited to increase its registered capital by RMB20 million and to revise its articles of association accordingly. This agreement will expire in 2026.

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

Agreements that provide us the option to purchase the equity interest in Shenzhen Xunlei

Equity interests disposal agreement

Pursuant to the equity interests disposal agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei’s shareholders irrevocably grant Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase all or part of their equity interests in Shenzhen Xunlei for RMB1.0 or the minimum amount of consideration permitted under PRC law. This agreement will expire in 2026.

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

Our principal executive offices are located at 7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road, Nanshan District, Shenzhen, People’s Republic of China, which comprises approximately 7,024 square meters of office space. In addition to other offices in Shenzhen, we also have offices in Beijing and Hong Kong, respectively, totaling approximately 14,868 square meters. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. The lease for our principal executive offices will expire in April 2019, and the other leases typically have terms of one to four years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed automatically upon expiration. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

We provide users with quick and easy access to digital media content on the internet through two core products and services, available to users for free and for a subscription fee, respectively. Our acceleration products and services include Xunlei Accelerator and our cloud acceleration subscription services (delivered through products such as Green Channel and Offline Accelerator). Benefitting from the large user base accumulated by our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added products and services include our cloud computing project and online game. In July 2015, we completed the divesture of our entire stake in our online video streaming platform, Xunlei Kankan, to Beijing Nesound International Media Corp., Ltd., an independent third party.

We generate revenues primarily through the following services:

•	Subscription services. We provide cloud acceleration subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed to 57.4% of our revenue in 2016. Subscription fees are time-based and are primarily collected up-front from subscribers on a monthly or yearly basis.

•	Online advertising services (including mobile advertising). We provide marketing opportunities on our PC websites and mobile platform to advertisers. Online advertising revenues contributed to 10.8% of our revenue in 2016. The revenues are derived principally from various forms of advertisements that we place on our mobile platform after we started to generate mobile advertising revenue in the fourth quarter of 2015.

•	Other internet value-added services. We offer multiple other value-added services, including our cloud computing services, to our users. Revenues from other internet value-added services contributed to 31.8% of our revenue in 2016.

Our revenues decreased from US$135.8 million in 2014 to US$130.0 million in 2015 and increased to US$157.0 million in 2016. We had net income attributable to Xunlei Limited of US$10.8 million in 2014, a net loss attributable to Xunlei Limited of US$13.2 million and US$24.1 million in 2015 and 2016, respectively. Due to our sale of the Xunlei Kankan business, that business is accounted for as a discontinued operation and our consolidated statements of comprehensive income/(loss) in this annual report separately classifies the discontinued operations from our remaining business operations for all years presented.

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

We have also launched our cloud computing project to allocate idle uplink capacity to internet content providers and other internet users in need. We gather idle uplink capacity from internet users who have bought and connected our proprietary ZQB devices to their network router. Our ZQB devices can allocate those users’ idle uplink capacity to us for our further allocation to internet content providers and other internet users. We pay users of our ZQB devices for the use of their idle capacity. The uplink capacity gathered from ZQB devices are valuable resources that we target to commercialize with potential customer such as streaming websites and app stores. Depending on our own needs, we also utilize those crowd-sourced capacity for our own subscription business from time to time, reducing our purchase of bandwidth from traditional third party carriers.

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

Our results of operations depend on our ability to maintain our technology leadership, with innovations such as our mobile technology, our uplink capacity crowdsourcing technology and our cloud acceleration technology. Our mobile technology allows users to access content from anywhere, our uplink capacity crowdsourcing technology enables us to utilize the idle capacity available from our large user base, and our cloud acceleration technology enables users to access content in an efficient manner. Our proprietary technology and highly scalable massive distributed computing network form our core competitive advantage, enabling us to deliver superior transmission acceleration services and enhanced user experience anywhere and with an efficient sort of acceleration. Our resource discovery network leverages our distributed computing power, computing and storage capacity and significantly reduces our reliance on servers operated by us. As part of our expansion strategy, we plan to devote substantial resources to research and development in order to better serve our users, particularly to our cloud computing project and mobile products and services. Therefore, the expenses associated with our research and development are expected to increase in the near future. However, we plan to continue to increase the uplink capacity we crowdsource through our cloud computing project, which is expected to reduce our bandwidth cost, contribute to the cost efficiency of our overall infrastructure and generate additional revenue when we sell those capacity to third parties.

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

Description of certain statement of operations items

Revenues

We derive our revenues primarily from cloud acceleration subscription services, online advertising and other internet value-added services including online games and our cloud computing project services. The following table sets forth the principal components of our revenues by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
Continuing operations	2014		2015		2016
	(in thousands of US$, except for percentages)
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Subscriptions	98,189	72.3	82,435	63.4	90,163	57.4
Online advertising	5,834	4.3	4,802	3.7	16,874	10.8
Other internet value-added services	31,789	23.4	42,757	32.9	49,929	31.8
Total	135,812	100.0	129,996	100.0	156,966	100.0

Subscriptions. We introduced our cloud acceleration subscription services in March 2009 and we generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a time-based subscription fee. The standard subscription fee is RMB10 (US$1.6) per month or RMB99 (US$15.9) per year, and we also offer premium subscription packages with prices at RMB15 (US$2.4) per month or RMB149 (US$23.9) per year or RMB30 (US$4.8) per month or RMB 288 (US$46.2) per year to cater to subscribers’ different demand for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Our subscription revenues, as a percentage of our revenues, decreased from 72.3 % in 2014 to 63.4% in 2015, and 57.4% in 2016.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We may maintain our subscriber base in the future by expanding our offering of fee-based services, but important factors outside of our control, such as the PRC government’s regulation and censorship of information disseminated over the internet, may have a material adverse impact on our cloud acceleration services, which in turn may have an adverse effect on the number of our subscribers and on our revenues and results of operations. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the strict standards set out by the authorities. We deleted millions of cached files, added thousands of keywords to our automatic keyword filtration system and permitted temporary suspension of services by approximately 257,000 existing subscribers as of the end of 2016. Also see “Item 3. Key Information—D. Risk Factors—Risks related to our business—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.” In the future, there may be other laws and regulations that lead to further voluntary or forced removal of content or other measures to ensure compliance with standards set out by relevant regulatory authorities, which may further reduce our subscriber base. To date, we have not been able to quantify the magnitude and extent of such impact.

Online advertising. Our online advertising revenues are derived from various forms of advertisements that we place on our PC websites and mobile platform. A significant majority of our advertisers purchase our online advertising services through third-party advertising agencies. As is customary in the advertising industry in China, we pay rebates to third-party advertising agencies and recognize revenues net of these rebates.

The revenues from our mobile advertising have grown rapidly since we generated such revenues for the first time in the fourth quarter of 2015 and increased to US$14.5 million in 2016, accounting for 85.8% of the online advertising revenues. We expect the revenues from mobile advertising to continuously increase with our on-going transition to mobile internet. Other advertising revenues decreased from US$3.1 million in 2015 to US$2.4 million in 2016 primarily due to our sale of Xunlei Kankan in July 2015 and we do not expect to generate significant revenues in the foreseeable future. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.” In the fourth quarter of 2015, we achieved mobile advertising revenue for the first time.

Other internet value-added services. We actively seek new business opportunities that complement our existing core acceleration business to further improve our users’ overall experience. Revenues from other internet value-added services increased from US$31.8 million in 2014 to US$42.8 million in 2015 and US$49.9 million in 2016.

Revenues of other internet value-added services were generated primarily from our online games and our cloud computing services. For web games, we had approximately 283,000, 397,000 and 260,222 paying users for the years ended December 31, 2014, 2015 and 2016, respectively. For the MMOGs, we had approximately 156,000, 81,000 and 57,904 paying users for the years ended December 31, 2014, 2015 and 2016, respectively. We calculate the number of paying users during a given period as the cumulative number of users that have purchased virtual items or other products and services for our web games or MMOGs at least once during the relevant period. For cloud computing, we recognize revenue when those online video streamers pay us for the crowd-sourced uplink capacity that we collect from individuals and provide to online video streamers. We started to generate revenue from cloud computing services in 2015 and the revenue for the year ended December 31, 2016 increased by 230.4% on a year-over-year basis. We expect the revenue will continue to increase with the growth of our cloud computing services.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) content costs, (iii) payment handling fees, (iv) depreciation of servers and other equipment and (v) games revenue sharing costs and others. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
Continuing operations	2014		2015		2016
	(in thousands of US$, except for percentages)
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Bandwidth costs	33,545	24.7	37,218	28.6	55,135	35.1
Content costs, including amortization	—	—	338	0.3	692	0.4
Payment handling fees	11,305	8.3	9,087	7.0	6,967	4.4
Depreciation of servers and other equipment	5,102	3.8	4,873	3.8	5,848	3.7
Games revenue sharing costs and others	5,803	4.3	8,518	6.5	11,677	7.5
Total	55,755	41.1	60,034	46.2	80,319	51.1

Bandwidth costs. Bandwidth costs consist of the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers and to a less extent, the fees we pay users of our ZQB devices for the use of their idle uplink capacity. Bandwidth is a significant component of our cost of revenues. We expect our bandwidth costs to increase on an absolute basis due to an increased need for the bandwidth to support the growth of our cloud computing business. For details on our cloud computing project, see “Item 4. Information on the Company — B. Business Overview.”

Payment handling fees. Payment handling fees are the fees we pay to payment channels for cloud acceleration subscription services, online games and other paid services. Users can make payments for such services through third-party online, fixed phone line and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers used to make subscription payments through mobile phones. However, as mobile carriers generally charge higher handling fees than other channels, we have modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling fees to decrease as we continue to modify our subscription fee structure.

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

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2014		2015		2016
	(in thousands of US$, except for percentages)
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Research and development expenses	29,252	21.5	38,250	29.4	64,360	41.0
Sales and marketing expenses	13,527	10.0	15,042	11.6	18,782	12.0
General and administrative expenses	26,945	19.8	28,774	22.1	26,168	16.7
Total	69,724	51.3	82,066	63.1	109,310	69.7

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

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the near term as we expect to hire additional sales personnel and invest in brand enhancement efforts and the promotion of our products, particularly as we plan to increase our efforts in promoting our cloud computing project, Mobile Xunlei and online games.

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

China

On March 16, 2007, the PRC National People’s Congress promulgated the EIT Law, adopting a unified EIT rate of 25%. In addition, the EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the “Circular for Implementation of the Transitional Preferential Policies for the Enterprise Income Tax.” Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which were established in the Shenzhen Special Economic Zone before March 16, 2007, was 25% for each of the years 2014, 2015 and 2016.

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

According to a policy of the PRC State tax bureau, enterprises that engage in research and development activities are entitled to claim 150% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year, or Super Deduction. Shenzhen Xunlei has been claiming this Super Deduction in ascertaining its tax assessable profits and brought forward tax losses from 2009 onwards. In addition, following the approval by the relevant tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities. Accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards. In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the year of 2013 and 2014. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2014, 2015 and 2016 were 10%, 15% and 15%, respectively.

Pursuant to the relevant PRC regulations, Xunlei Computer is entitled to the 2-year Exemption and 3-year 50% Reduction treatment. The first year of profitable operation of Xunlei Computer is 2013. Accordingly, the applicable EIT rates for Xunlei Computer were 0%, 12.5% and 12.5% for the years ended December 31, 2015,2016 and 2016, respectively. Our other subsidiaries and VIE’s subsidiaries, which were established after January 1, 2008, are subject to EIT at a rate of 25%.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2016, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such WHT is required.

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

	For the Year Ended December 31,
	2014		2015		2016
	(in thousands of US$ except for percentage)
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Revenues, net of rebates and discounts	135,812	100.0	129,996	100.0	156,966	100.0
Business taxes and surcharge	(1,878)	(1.4)	(361)	(0.3)	(804)	(0.5)
Net revenues	133,934	98.6	129,635	99.7	156,162	99.5
Cost of revenues	(55,755)	(41.0)	(60,034)	46.2	(80,319)	(51.1)
Gross profit	78,179	57.6	69,601	53.5	75,843	48.4
Operating expenses
Research and development expenses	(29,252)	(21.5)	(38,250)	(29.4)	(64,360)	(41.0)
Sales and marketing expenses	(13,527)	(10.0)	(15,042)	(11.6)	(18,782)	(12.0)
General and administrative expenses	(26,945)	(19.8)	(28,774)	(22.1)	(26,168)	(16.7)
Total operating expenses	(69,724)	(51.3)	(82,066)	(63.1)	(109,310)	(69.7)
Operating income/(loss)	8,455	6.3	(12,465)	(9.6)	(33,467)	(21.3)
Interest income	6,733	5.0	5,833	4.5	2,158	1.4
Interest expense	(163)	(0.1)	(239)	(0.2)	(239)	(0.2)
Other income, net	13,966	10.2	3,627	2.8	6,502	4.1
Share of income/(loss) from equity investees	(259)	(0.2)	(12)	(0.0)	(195)	(0.1)
Income/(loss) from continuing operations before income tax	28,732	21.2	(3,256)	(2.5)	(25,240)	(16.1)
Income tax (expense)/benefit	(463)	0.4	886	0.7	1,264	0.8
Net income/(loss) from continuing operations	28,269	20.8	(2,370)	(1.8)	(23,976)	(15.3)
Discontinued operations
Loss from discontinued operations before income taxes	(20,330)	—	(10,048)	—	(243)	—
Income tax benefit/(expense)	1,923	—	(2,048)	—	36	—
Net loss from discontinued operations	(18,407)	(13.5)	(12,096)	(9.3)	(207)	(0.1)
Net income/(loss)	9,862	7.3	(14,466)	(11.1)	(24,183)	(15.4)
Less: Net loss attributable to the non-controlling interest	(950)	(0.7)	(1,299)	(1.0)	(72)	—
Net income/(loss) attributable to Xunlei Limited	10,812	8.0	(13,167)	(10.1)	(24,111)	(15.4)

Year ended December 31, 2016 compared with year ended December 31, 2015.

Revenues. Our revenues increased by 20.7% from US$130.0 million in 2015 to US$157.0 million in 2016. The increase was primarily due to the increase of revenues from cloud computing, mobile advertising and subscription services.

Our revenues from subscription services increased by 9.4% from US$82.4 million in 2015 to US$90.2 million in 2016. The increase was mainly attributable to the growth in average revenue per subscriber. Our number of subscribers as of December 31, 2016 was 4.2 million, compared with 4.3 million as of December 31, 2015.

Our online advertising revenues increased by 252.2% from US$4.8 million in 2015 to US$16.9 million in 2016, primarily due to the growth in mobile advertising which started monetization during the last quarter of 2015.

Revenues derived from other internet value-added services increased by 16.7% from US$42.8 million in 2015 to US$49.9 million in 2016, primarily because of the growth in cloud computing revenue.

Cost of revenues. Our cost of revenues increased by 33.8% from US$60.0 million in 2015 to US$80.3 million in 2016. The increase in our cost of revenues was primarily due to an increase in bandwidth cost for cloud computing.

Bandwidth costs. Our bandwidth costs increased by 48.1% from US$37.2 million in 2015 to US$55.1 million in 2016, primarily due to an increase in bandwidth costs for cloud computing.

Payment handling fees. Our payment handling fees decreased by 23.3% from US$9.1 million in 2015 to US$7.0 million in 2016, driven primarily by a change in the combination of payment channels used by our subscribers.

Depreciation of servers and other equipment. Depreciation of servers and other equipment increased by 18.0% from US$4.9 million in 2015 to US$5.8 million in 2016, as we invested in additional servers and other equipment in line with the growth of cloud computing business.

Games revenue sharing costs and others. These costs increased by 37.1% from US$8.5 million in 2015 to US$11.7 million in 2016, primarily due to the increase in cost of ZQB and other initiatives.

Gross profit. As a result of the above, our gross profit increased by 9.0% from US$69.6 million in 2015 to US$75.8 million in 2016. Gross profit margin decreased from 53.5% in 2015 to 48.3% in 2016, primarily due to the continued investments in cloud computing which is still incurring losses.

Operating expenses. Our operating expenses increased by 33.2% from US$82.1 million in 2015 to US$109.3 million in 2016, primarily due to expenses associated with the continued development and promotion of cloud computing and an increase of staff compensation expenses.

Research and development expenses. Our research and development expenses increased by 68.3% from US$38.3 million in 2015 to US$64.4 million in 2016. The increase in our research and development expenses was primarily due to the increase in staff salaries and benefits as a result of increased headcount and average compensation, and growth in our cloud computing project.

Sales and marketing expenses. Our sales and marketing expenses increased by 24.9% from US$15.0 million in 2015 to US$18.8 million in 2016. The increase in our sales and marketing expenses was primarily due to increased staff compensation expenses and higher marketing spending to promote certain online games.

General and administrative expenses. Our general and administrative expenses decreased by 9.1% from US$28.8 million in 2015 to US$26.2 million in 2016. The decrease in our general and administrative expenses was primarily due to the decrease in staff compensation expenses as a result of decreased headcount of our general and administrative personnel.

Interest income. Our interest income decreased by 63% from US$5.8 million in 2015 to US$2.2 million in 2016 as we converted our offshore bank deposit from RMB to U.S. dollars since last quarter of 2015 and U.S. dollars-denominated deposits offered lower interest yield.

Interest expense. We had an interest expense of US$0.2 million in 2015 and US$0.2 million in 2016, which represented interest expenses accrued for long-term payables to certain shareholders resulting from repurchase of shares in 2014.

Other income, net. Our other income increased by 79% from US$3.6 million in 2015 to US$6.5 million in 2016, primarily due to the decline of exchange loss in 2016 as a result of an appreciation of U.S. dollars against RMB.

Income tax (expense)/benefit. We had an income tax benefit of US$0.9 million in 2015 and an income tax benefit of US$1.3 million in 2016. Our income tax benefit for the year ended December 31, 2016 was primarily the result of decrease of deferred tax liabilities relating to outside basis difference.

Net income/(loss) from continuing operations. As a result of the above, we incurred a net loss of US$2.4 million in 2015 and a net loss of US$24.0 in 2016.

Net loss from discontinued operations. Loss from discontinued operations was US$12.1 million in 2015 and US$0.2 million in 2016.

Net income/(loss) attributable to Xunlei Limited. As a result of the above, we generated a net loss attributable to Xunlei Limited of US$13.2 million in 2015 and a net loss attributable to Xunlei Limited of US$24.1 in 2016.

Year ended December 31, 2015 compared with year ended December 31, 2014.

Revenues. Our revenues decreased by 4.3% from US$135.8 million in 2014 to US$130.0 million in 2015. The decrease was primarily due to a decrease in subscription revenues.

Our revenues from subscription services decreased by 16.0% from US$98.2 million in 2014 to US$82.4 million in 2015. The decrease was mainly attributable to lower average revenue per subscriber due to the suspension of certain accounts in 2015. Our number of subscribers as of December 31, 2015 was 4.3 million, compared with 4.2 million as of December 31, 2014.

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

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

c)	Transactions with third party advertising platforms

We began to cooperate with third party advertising platforms since the fourth quarter of 2015. Advertisers put their content on third party advertising platforms and platforms will dispatch the advertising content to Xunlei’s platforms by certain analysis systematically. The revenue from third-party advertising platform is recognized monthly based on the data publicized on third party platforms and the price charged to these platforms.

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

Given that online games are managed and administered by the game developers for non-exclusive licensed games, we do not have access to the data on the consumption details and the types of virtual items purchased by the game players. However, we have data of when a particular user makes a purchase and logs into the game. We have adopted a policy to recognize revenues relating to both consumable and perpetual items, over the shorter of (1) estimated lives of the games and (2) the estimated lives of the user relationship with us, which were approximately one to ten months for the periods presented.

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

For exclusive licensed games which are maintained on our servers, we have access to the data on the consumption details and types of virtual items purchased by the game players. We do not maintain information on consumption details of virtual items, and only have limited information related to the frequency of log-ons. Given that a substantial portion of the virtual items purchased by the game players in exclusive licensed games are perpetual items, our management has determined that it would be most appropriate to recognize the related revenues over the shorter of (1) estimated lives of the games and (2) estimated life of the user relationship with us, which is approximately one to six months. Revenues relating to consumable items are recognized immediately upon consumption. Any changes in our estimates of lives of virtual items may result in our revenues being recognized on a basis different from prior periods and may cause our operating results to fluctuate.

For both non-exclusive and exclusive licensed games, we estimate the life of virtual items to be the shorter of the estimated lives of the games and the estimated lives of the user relationship.

The estimated user relationship period is based on data collected from those users who have purchased virtual items. To estimate the life of the user relationship, we maintain a software system that captures the following information for each user: the date of first log-on, the date the user ceases to play the game and frequency of log-ons. We estimate the life of the user relationship to be the weighted average period from the first purchase of a virtual item to the date the user ceases to play the game based on the frequency of log-ons. The estimate of the life of the user relationship is based only on the data of those users who have purchased virtual items and is made on a game-by-game basis.

To estimate the date the user ceases to play the game, we selected all paying users that logged on during a particular month and continue to track these users’ log-on behaviors over at least a three-month period to determine if each user is “active” or “inactive,” which is determined based on a review of the period of inactivity or idle period from the user’s last log-on. We observe the behaviors of these users to see whether they subsequently return to a game based on different inactive periods (e.g. not logging on) of one month, two months, three months and so forth. The percentage of users calculated that do not log back on is estimated to be the probability that users will not return to the game after a certain period of inactivity.

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

We launched Project Crystal, our cloud computing uplink capacity crowdsourcing project, in 2014. This is an ongoing technology innovation in crowd-sourcing of idle uplink capacity and potentially storage from our user base, by providing crowd-sourced uplink capacity either for our own use or for third parties. These services are mainly used in online game, online video and mobile application.

The core principle is to collect idle uplink capacity from individuals with compensation, and we target to commercialize to online video streamers, app stores and other third parties. On a monthly basis, we record the capacity that we deliver and recognize revenue from these online video streamers under contractual rates applied.

We awarded a number of share-based compensation options to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in note 20 to our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016.

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

The following table sets forth the options granted that were outstanding as of December 31, 2016:

Date of Option Grant	Options outstanding	Exercise price (US$)	Fair value of options (US$)	Fair value of common shares (US$)
prior to 2012	346,570	0.016-3.8	—	—
March 1, 2012	9,500	0.01-3.97	1.01-2.82	2.83
August 1, 2013	230,000	3.97	1.13	3.23
November 18, 2013	341,760	2.11–3.97	0.99–1.60	3.15
March 1, 2014	10,000	3.97	0.89	3.06
June 24, 2014	512,640	2.11	1.43	2.98
January 1, 2015	43,000	0.08-3.3	0.76–1.38	1.46
Total	1,493,470

We estimate the fair value of share options granted using the Black-Scholes option pricing model. The key assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

(1)          Risk-free interest rate. The risk-free interest rates of periods within the contractual life of the share options is based on the U.S. dollar Chinese government bond yield data from Bloomberg as of the valuation dates;

(2)          Expected dividend yield. We have no history or expectation of paying dividends on our common stock;

(3)          Expected volatility. We estimate expected volatility based on the average historical volatilities of shares of the comparable publicly listed companies from Bloomberg as of the valuation dates; and

(4)          Expected term. The expected term is estimated by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

We also awarded a number of restricted shares to our executive officers and employees. The details of these share-based restricted shares and the respective terms and conditions are described in “Share-based compensation” in note 20 to our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016.

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

In 2016, we granted 7,919,000 restricted shares to our executive officers and employees. The compensation costs that we expect to record for these grants will be approximately US$0.8 million.

Total compensation costs recognized for the years ended December 31, 2014, 2015 and 2016, respectively, are as follows:

	For the Year Ended December 31,
(In thousands of US$)	2014	2015	2016
Sales and marketing expenses	66	131	98
General and administrative expenses	6,407	6,701	6,267
Research and development expenses	1,171	2,896	2,983
Total	7,644	9,728	9,348

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

To determine the fair value of the Transfer Restriction, we valued the common shares with the Transfer Restriction and compared this value to the value of the common shares without the restriction. The difference was determined to be the value of the Transfer Restriction. A put option pricing model was used to determine the discount to be applied to the common shares to arrive at the value of common shares with the Transfer Restriction. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a share subject to transfer restriction can be sold, as the basis to determine the discount for transfer restrictions. A put option was used because it incorporates certain company-specific factors, including timing of the initial public offering or duration of the Transfer Restriction and the volatility of the share price companies engaged in the same industry.

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

For the portion of exclusive Content Copyrights that generates direct cash flows, we amortize the purchase costs using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of sub-licensing revenue and barter transaction gain (details described in Note 2(s) to our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016) generated for the current period to the total ultimate direct revenues estimated to be generated by the exclusive Content Copyrights for their whole license period or estimated useful lives. We revisit the forecast at each quarter and year end and make adjustment, when appropriate.

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

For both exclusive and non-exclusive Content Copyrights, there were no impairments for the years ended December 31, 2014 and 2015 because a significant portion of the content was related to movies and TV series, of which approximately 70% to 90% of the purchase costs of the Content Copyrights had been amortized during the first year of the licensed period. As such, the unamortized carrying amounts were lower than the respective net realizable values when the impairment assessment was performed.

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

Impairment of goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, an entity may proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit.

We chose directly to perform a two-step goodwill impairment test. For the first step, the impairment test was performed using a discounted cash flow analysis to assess the fair value of the company, as a single reporting unit. The discounted cash flow analysis, which requires certain assumptions and estimates regarding economics and future profitability, use cash flow projections for the purposes of impairment reviews covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated annual growth of not more than 2%. The growth rates used do not exceed the historical growth of the company. The discount rates used of 18.2% reflect market assessments of the time value and the specific risks. According to the assessment of the first step, the fair value of the reporting unit exceeded its carrying amount and the goodwill was not considered impaired. Accordingly, the second step was not required.

No goodwill impairment losses were recognized for the year ended December 31, 2016 based on the impairment test performed by us.

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in “Certain risk and concentration” in note 27 to our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016.

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

If we determine that an allowance is needed for a customer, we will discontinue business with them unless they start to resume payment. The accounts receivable is written-off when we cease pursuing collection. Any changes in our estimates may cause our operating results to fluctuate. The accounts receivable that was fully reserved as of both December 31, 2016 was US$0.1 million.

The allowances provided for accounts receivable as of December 31, 2016 was US$0.1 million.

As of December 31, 2016, we had accounts receivable net of allowances aged beyond one year from the date of invoice in the amount of US$0.14 million. Based on our assessment of the customer’s ability to pay, a bad debt allowance was not considered necessary for those amounts. As of the date of this annual report, a majority of those balances have been collected and we continue to actively pursue collection of the remaining balance.

Although our general credit term for our customers is 90 days, we do not consider our receivables aged less than one year from the invoice date to be past due given the general practices we have with our customers in the advertising industry. Typically we are willing to accept delayed repayment up to one year from invoice date if we have assurance that payment will be made as soon as practicable. Accordingly, we did not make significant provisions for balances aged less than one year as of December 31, 2016.

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

We did not have any significant uncertain tax position and there was no effect on our financial position or results of operations as a result of implementing the new guidance. We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No interest and penalties were recorded in the year ended December 31, 2016.

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

We are involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact our future financial results. We have incurred US$1,1 million, US$3,3 million and US$1,7 million legal and litigation related expenses for the years ended December 31, 2014, 2015 and 2016, respectively.

As of the date of this annual report, we have 61 lawsuits pending against us with an aggregate amount of claimed damages of approximately RMB89.27 million (US$12.87 million) which occurred before December 31, 2016. Among these 61 pending lawsuits, 56 of them were relating to the alleged copyright infringement in the PRC. We have accrued for US$2,0 million litigation related expenses in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2016, which is the most probable and reasonably estimable outcome.

We estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from our legal counsel. We are in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, we do not expect that the outcome of the 61 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility we may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against us in a reporting period for amounts in excess of management’s expectations, our consolidated financial statements for that reporting period could be materially adversely affected.

Recent accounting pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.	Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations and, to a lesser extent, proceeds from private placements of preferred shares to investors, and net proceeds received from our initial public offering during the year ended December 31, 2014 while we have financed our operations primarily through cash generated from operations during the years ended December 31, 2015 and 2016. As of December 31, 2016, we had US$381.5 million in cash and cash equivalents and short-term investments. As of the same date, we did not have any outstanding bank loans.

In respect of our revenues from customers in the advertising industry, although the general credit term for these customers is 90 days, we typically are willing to accept delayed repayment up to one year from the invoice date given the general practices we have with our customers in the advertising industry. Our practice and collection history may continue to have an impact on our liquidity.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risk related to our corporate structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE’s subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2016, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$124.0 million.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	(in thousands of US$)
	2014	2015	2016
Net cash generated from operating activities	48,202	13,764	16,970
Net cash used in investing activities	(70,546)	(54,982)	(158,335)
Net cash generated/(used) from financing activities	333,268	5,030	(11,041)
Net increase/(decrease) in cash and cash equivalents	310,924	(36,188)	(152,406)
Cash and cash equivalents at the beginning of year	93,906	404,275	361,777
Effect of exchange rates on cash and cash equivalents	(555)	(6,310)	(9,867)
Cash and cash equivalents at end of year	404,275	361,777	199,504

As of December 31, 2016, we had cash or cash equivalents of US$199.5 million in total, including RMB507.6 million (US$73.2 million) and US$28.8 million located within the PRC, of which RMB280.2 million (US$40.4 million) was held by our VIE Shenzhen Xunlei and its subsidiaries. We also had cash or cash equivalents of RMB31 million (US$4.5 million), US$155.9 million and 0.99 million Hong Kong dollars (US$0.13 million) located outside of the PRC as of December 31, 2016.

Operating activities

Net cash generated from operating activities amounted to US$17.0 million in 2016, which was primarily attributable to a net loss of US$24.2 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$8.4 million, share-based compensation of US$9.3 million, a net change in working capital. The net change in working capital was primarily due to an increase in accounts receivable amounting to US$5.2 million, which was in line with the increase of our online advertising revenue and cloud computing revenue, an increase in accounts payable of US$15.9 million which was in line with the increase of bandwidth cost, an increase in accrued liabilities and other payable of US$2.2 million mainly attributable the increase in accrued payroll and employees benefit provision, and a decrease in prepayments and other current assets of US$14.0 million.

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

Investing activities

Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, purchases of intangibles assets, acquisition of long-term investments and payments to purchase short-term investments such as equity interest in limited partnerships that make venture capital investments on companies with enterprise technologies, next generation hardware and related technologies.

Net cash used in investing activities amounted to US$158.3 million in 2016, primarily attributable to purchase of short-term investments of US$209.0 million, acquisition of long-term investments of US$33.2 million, acquisition of property and equipment of US$13.8 million, partially offset by proceeds from sales and maturity of short-term investments, which amounted to US$94.1 million.

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

Financing activities

Net cash used in financing activities amounted to US$11.0 million in 2016, primarily attributable to government grants received of US$2.5 million, partially offset by payments for the repurchase of shares in the amount of US$14.3 million.

Net cash generated from financing activities amounted to US$5.0 million in 2015, primarily attributable to government grants received of US$1.1 million and the exercise of vested share options amounted to US$5.0 million, partially offset by payments for the repurchase of shares in the amount of US$1.3 million.

Net cash generated from financing activities amounted to US$333.3 million in 2014, primarily attributable to proceeds from our initial public offering in June 2014 of US$93.9 million and our issuance of series E preferred shares prior to the initial public offering in the amount of US$310.0 million, partially offset by payments for the repurchase of shares in the amount of US$69.3 million.

Capital Expenditures

We made capital expenditures of US$7.8 million, US$4.9 million and US$13.8 million in the years ended December 31, 2014, 2015 and 2016, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2016, we had a team of 598 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

		Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	6,551	2,969	3,582	—	—
Bandwidth lease obligations	18,973	18,651	322	—	—
Capital obligations	7,527	4,821	2,288	418	—
Total	33,051	26,441	6,192	418	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases expire on different dates.

As of December 31, 2016, we had unconditional purchase obligations for switchboard, servers, office software and construction in process that had not been recognized in the amount of US$7.5 million.

G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sean Shenglong Zou	45	Co-Founder, Chairman and Chief Executive Officer
Hao Cheng	41	Co-Founder and Director
Qin Liu	44	Director
Quan Zhou	59	Director
Feng Hong	40	Director
Chuan Wang	47	Director
Tao Zou	42	Director
Jenny Wenjie Wu	42	Independent Director
Ya Li	47	Independent Director
Lei Chen	44	Co-Chief Executive Officer
Peng Huang	49	Chief Operating Officer
Tao Thomas Wu	52	Chief Financial Officer

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

Mr. Hao Cheng is our co-founder and has been our director since our inception in February 2005. Mr. Cheng has worked at Invison Ventures since January 2016. Mr. Cheng served as the executive director of Xunlei Games Development (Shenzhen) Co. Ltd. from February 2010 to January 2016 and as the general manager of the same company from February 2010 to January 2016. Prior to joining us, Mr. Cheng managed the products, services, marketing and sales of the corporate search team at Baidu, Inc. Mr. Cheng received a master’s degree in computer science from Duke University in the U.S. in 1999 and a bachelor’s degree in mathematics from Nankai University in China in 1997.

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

Mr. Quan Zhou has served as a director of our company since November 2006. Mr. Zhou is a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I and IDG-Accel China Capital Fund I, and their respective successor funds, IDG China Venture Capital IV L.P. and IDG China Venture Capital III L.P. In addition, Mr. Zhou is serving as the president and a director of IDG VC Management Ltd. Mr. Zhou received a Ph.D. degree in fiber optics from Rutgers University in 1989, a master’s degree in chemical physics from the Chinese Academy of Sciences in 1985 and a bachelor’s degree in chemistry from China Science and Technology University in 1982.

Mr. Feng Hong has been a director of our company since April 2014. Mr. Hong is a co-founder of Beijing Xiaomi Inc. and has been a vice president since its inception. From 2006 to 2010, Mr. Hong held various product and engineering management roles in Google. Prior to that, from 2001 to 2005, Mr. Hong worked at Siebel as a software engineer. Mr. Hong received his master’s degree in computer science from Purdue University in 2001 and his bachelor’s degree in computer science and engineering from Shanghai Jiao Tong University in China in 1999.

Mr. Chuan Wang has been a director of our company since March 2014. Mr. Wang is a co-founder of Xiaomi Inc., where he has served as its vice president since 2012. He is also the founder of Beijing Duokan Technology Co., Ltd., where he has served as its chief executive officer since its inception of business in 2010. Between 2005 and 2011, Mr. Wang was the general manager of Beijing Thunder Stone Century Technology Co., Ltd. Prior to that, Mr. Wang was the general manager of Beijing Thunder Stone Digital Technology Co., Ltd. since 1997. Mr. Wang received his bachelor of science degree from Beijing University of Technology in China in 1993.

Mr. Tao Zou has been our director since December 1, 2016. Mr. Zou has worked at Kingsoft Corporation Limited, or Kingsoft, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888), and its subsidiaries for approximately twenty years. He currently serves as the chief executive officer and an executive director of Kingsoft and the chief executive officer and a director of Seasun Holdings Limited, a subsidiary of Kingsoft. Mr. Zhou also serves as a director of 21 Vianet Group, Inc., a company listed on the Nasdaq Stock Market (NASDAQ: VNET) and a director of Cheetah Mobile Inc., a New York Stock Exchange listed company (NYSE: CMCM). Mr. Zou received his bachelor’s degree from Tianjin Nankai University in 1997.

Ms. Jenny Wenjie Wu has served as our independent director since June 2014. Ms. Wu has also been serving as an independent non-executive director of Kingsoft since March 2013 and the managing partner of Baidu Capital since January 2017. Prior to joining Baidu Capital, Ms. Wu served successively as a deputy chief financial officer, the chief financial officer and the chief strategy officer of Ctrip.com International, Ltd. or Ctrip, a Nasdaq-listed company, after she joined Ctrip in December 2011. Prior to joining Ctrip, Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings (International) Company Limited, a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a Master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, and both a Master’s degree and a Bachelor’s degree in economics from Nan Kai University, China. Ms. Wu is a Chartered Financial Analyst (CFA).

Mr. Ya Li has been our independent director since March 2017. Mr. Li is currently the chief executive officer of Yidian Zixun, a personalized news and life-style information application company in China, and the president and a director of Phoenix New Media, a NYSE listed company. Mr. Li joined Phoenix New Media as the chief operating officer and jointly served as the chief financial officer in June 2006. Prior to joining Phoenix New Media, Mr. Li had served as the chief operating officer and the chief financial officer of Techedge Inc. from 2004 to 2006 and the president of China Quantum Communications Inc., from 2002 to 2004. In 1995, Mr. Li founded and served as the chief executive officer of Global Villager Inc., a New York-based Internet startup, which was acquired by the then NASDAQ-traded Startec Global Communications Inc. in 2000. Mr. Li. also served as directors for U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs from 1996 to 2005. Mr. Li is also a visiting research fellow and master's supervisor at Beijing University. Mr. Li received a two-year Executive Management Education from Wharton School of Business, a master degree in Computer Science from Temple University, and a bachelor degree in Control Systems Engineering from the University of Science & Technology of China.

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

Mr. Peng Huang has been our chief operating officer since September 2013, and currently oversees our online game business, Xunlei media player and content cooperation development. Mr. Huang joined us in 2009 as a vice president, and also became the general manager of our member subscription department in 2011. From 2006 to 2009, Mr. Huang worked as a general vice president for PPTV. From 1996 to 2001, Mr. Huang was the director of the Shanghai office of Shenzhen Huawei Technology Co., Ltd. and general manager of Shanghai Huawei Company. Mr. Huang received a master’s degree in communications and electronic system from the University of Electronic Science and Technology of China in 1992 and a bachelor’s degree in wireless engineering from Northwestern Polytechnical University of China in 1987.

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

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately US$1.9 million in cash to our executive officers, and we paid approximately US$12,000 in cash compensation to two non-executive directors. In addition, we paid approximately US$0.2 million in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan, see “—Share Incentive Plans.” For restricted share grants outside the share incentive plan, see “—Share Incentive Plans.”

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

2010 Plan

Under the 2010 Plan and the seventh amended and restated shareholders’ agreement dated as of April 24, 2014, the maximum number of shares in respect of which options, restricted shares, or restricted share units that may be granted is 26,822,828 shares. As of March 31, 2017, options to purchase an aggregate number of 1,421,345 common shares were outstanding and 2,608,740 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2010 Plan.

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

2013 Plan

Under the 2013 Plan, the maximum number of share awards that may be granted is 9,073,732 restricted shares, which have been issued to Leading Advice Holdings Limited, or Leading Advice, for the purposes of administrating the awards according to the 2013 Plan. As of March 31, 2017, 7,153,305restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan.

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

2014 Plan

Under the 2014 Plan, the maximum number of share awards that may be granted is 14,195,412 restricted shares, which are currently registered under the name of Leading Advice Holdings Limited for the purposes of administrating the awards according to the 2014 Plan. As of March 31, 2017, 11,492,600 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2014 Plan.

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

The following table summarizes, as of March 31, 2017, the outstanding options and restricted shares granted to our executive officers, directors, and other individuals as a group under our share incentive Plans.

Name	Number of restricted shares or common shares underlying options awarded	Exercise price (US$/share)	Date of grant	Date of expiration
Tao Thomas Wu	*	2.11	November 18, 2013	November 17, 2020
	*	2.11	June 24, 2014	June 24, 2021
	*	-	September 1, 2015	-
	*	-	November 18, 2013	-
Lei Chen	3,600,000	-	June 25, 2016	-
	1,800,000	-	November 3, 2014	-
Peng Huang	*	-	November 18, 2013	-
Other Individuals as a Group(1)	14,750,305
Total	24,622,325

*	Less than one percent of our total outstanding share capital.

(1)	As of March 31, 2017, the outstanding options held by other individuals as a group had exercise prices ranging from US$0.016 to US$3.97. These options were granted on various dates from April 10, 2016 through March 31, 2017. Each option will expire after seven years from the date of grant.

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

Audit Committee

Our audit committee consists of Ms. Jenny Wenjie Wu and Mr. Ya Li, and is chaired by Ms. Jenny Wenjie Wu. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Ms. Jenny Wenjie Wu, Mr. Ya Li and Mr. Chuan Wang, and is chaired by Mr. Chuan Wang. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Ms. Jenny Wenjie Wu, Mr. Ya Li and Mr. Feng Hong, and is chaired by Mr. Feng Hong. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

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

As of December 31, 2016, we had 1,223 employees, including 104 in general administration, 912 in research and development and 207 in sales and marketing. we group our employees into three categories—research and development, sales and marketing and general administration. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2017 held by:

•	each of our current directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 330,917,250 total outstanding common shares as of March 31, 2017, excluding (i) 14,126,944 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 23,833,015 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by us under our 2015 and 2016 repurchase programs but not yet cancelled.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2017, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%(1)
Directors and executive officers**:
Sean Shenglong Zou(2)	32,814,606	9.92%
Hao Cheng(3)	12,173,952	3.68%
Qin Liu(4)	4,166,667	1.26%
Quan Zhou(5)	—	—
Feng Hong(6)	—	—
Chuan Wang(7)	—	—
Tao Zou(8)	—	—
Jenny Wenjie Wu(9)	*	*
Ya Li(10)	*	*
Lei Chen	*	*
Peng Huang(11)	*	*
Tao Thomas Wu	*	*
All directors and executive officers as group	53,595,100	16.22%

Principal Shareholders:
Xiaomi Ventures Limited(12)	93,653,572	28.30%
King Venture Holdings Limited(13)	37,500,000	11.33%
Vantage Point Global Limited(14)	20,814,606	6.29%

Notes:

*	Less than 1% of the total outstanding common shares.

**	The business address of Messrs. Shenglong Zou, Tao Thomas Wu and Lei Chen is 7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road, Nanshan District, Shenzhen, 518057, People’s Republic of China.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31,2017, by 330,917,250, being the sum of the total number of common shares, and the number of common shares underlying share options, restricted shares and warrants held by such person or group that are exercisable within 60 days of March 31, 2017.

(2)	Represents (i) 20,814,606 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Zou through a family trust, and (ii) 12,000,000 common shares held by Eagle Spirit LLC, a Delaware limited liability company, which is wholly owned by a United States irrevocable trust with Mr. Zou as the settler, and Mr. Zou is the sole director of Eagle Spirit LLC.

(3)	Represents 12,173,952 common shares held by Aiden & Jasmine Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Hao Cheng through a family trust. The business address of Mr. Cheng is CITIC Mangrove Bay 10A-1402.

(4)	Represents (i) 3,796,296 common shares held by Morningside China TMT Special Opportunity Fund, L.P. and (ii) 370,371 common shares held by Morningside China TMT Fund III Co-Investment, L.P. Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-Investment, L.P. are controlled by Morningside China TMT GP III, L.P., their general partner. Morningside China TMT GP III, L.P. is in turn controlled by TMT General Partner Ltd., its general partner. Mr. Liu is one of the directors of TMT General Partner Ltd. The business address of Mr. Liu is No. 380, Wu Yuan road, Xuhui District, Shanghai, China.

(5)	The business address of Mr. Zhou is c/o IDG Capital Partners, 6/F, COFCO Plaza, No. 8 Jianguomennei Avenue, Beijing 100005, China.

(6)	The business address of Mr. Hong is Building E, Shunshijiaye Chuang Ye Yuan, No. 66 Zhufang Road, Qinghe, Haidian District, Beijing, China.

(7)	The business address of Mr. Wang is Building C, Shunshijiaye Chuang Ye Yuan, No. 66 Zhufang Road, Qinghe, Haidian District, Beijing, China.

(8)	The business address of Mr. Zou is Kingsoft Tower, No. 33 Xiaoying West Road, Haidian District, Beijing, China.

(9)	The business address of Ms. Wu is No. 99, Fuquan Road, Shanghai, China.

(10)	The business address of Mr. Li is 16/F, Sinolight Plaza, No. 4 Qiyang Road, Chaoyang District, Beijing 100102, the People’s Republic of China.

(11)	The business address of Mr. Huang is 7/F, Building 11, Tower 2, Kejizhonger Road, Ruanjiang Yuan, Nanshan District, Shenzhen, China.

(12)	Represents 93,653,572 common shares held by Xiaomi Ventures Limited. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands. The business address of Xiaomi Ventures Limited is 68 Qinghe Middle Street WuCaiCheng Office Building, 12th Floor, Haidian District, Beijing, People’s Republic of China.

(13)	Represents 37,500,000 common shares held by King Venture Holdings Limited. King Venture Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands, and is wholly owned by Kingsoft Corporation Limited, a Cayman Islands company with its shares listed on the Hong Kong Stock Exchange (Stock Code: 3888). The business address of King Venture Holdings Limited is Kingsoft Tower, No. 33 Xiaoying West Road, Haidian District, Beijing, China.

(14)	Represents 20,814,606 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust. The registered address of Vantage Point Global Limited is P.O. Box 438, Palm Grove House, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2017, 150,693,169 of our outstanding common shares are held by four record holders in the United States including 138,693,165 common shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of our common shares held by The Bank of New York Mellon includes 23,833,015 common shares consisting of shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by the company under its 2015 and 2016 repurchase programs, which represents 37.60% of our total outstanding shares (including the aforementioned 23,833,015 common shares). None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Advances extended to certain directors.

We extended advances amounting to RMB60,000 to Mr. Shenglong Zou and RMB40,000 to Mr. Chuan Wang in 2014. These advances were used for general business purposes, to set up certain companies in the PRC which we plan to use to conduct a part of our business and consolidate into the financial statements of our company in the future. As of the December 31, 2016, the advances to Mr. Shenglong Zou and Mr. Chuan Wang remain outstanding.

Game sharing arrangement with Zhuhai Qianyou Technology, Co., Ltd.

In November 2011, we obtained an exclusive game operation right from Zhuhai Qianyou Technology, Co., Ltd., or Zhuhai Qianyou, our equity investee, which is specialized in developing online games. According to the agreement in relation to such game operation right that we entered into with Zhuhai Qianyou, we need to share revenues derived by the licensed games with Zhuhai Qianyou. For the years ended December 31, 2014, 2015 and 2016, game sharing cost paid and payable to Zhuhai Qianyou was US$0.4 million, US$0.1 million and US$0.2 million, respectively. As of December 31, 2014, 2015 and 2016, US$0.1 million, less than US$0.1 million and less than US$0.1 million, respectively, of the game sharing cost we owe to Zhuhai Qianyou remained unpaid and outstanding.

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

As of December 31, 2016, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was RMB158.48 million (US$25.55 million).

Pre-installing services agreements with Xiaomi

Cooperation Framework Agreement. On August 1, 2013, we entered into a Cooperation Framework Agreement, or the Framework Agreement, with Xiaomi Inc. to arrange for the pre-installation of our Xunlei Accelerator onto Xiaomi’s set-top boxes. The Framework Agreement has been renewed with an expiry date of June 20, 2017 and there is no fee charged for such cooperation.

Xunlei Accelerator Mobile Pre-installing Services Agreement. On December 1, 2013, we entered into a Xunlei Accelerator Mobile Pre-installing Services Agreement, or the Pre-installing Services Agreement, with Beijing Xiaomi Mobile Software Company Limited, or Beijing Xiaomi, a Xiaomi group company. Through such cooperation, Xiaomi phones will be pre-installed with our mobile acceleration applications and Xiaomi phone users will have access to our acceleration services. The Pre-installing Services Agreement has a term of one year, which is renewed on a yearly basis and there is no fee charged for the pre-installation. We have entered into other pre-installing agreements with other unrelated parties at no charge. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems, MIUI6, MIUI7 and MIUI8, and installed on Xiaomi phones, including both pre-installations on new phone shipments and installations from upgrades on existing Xiaomi phones. Our total technology service revenue from Beijing Xiaomi in 2016 is US$1 million. As of December 31, 2016, less than US$0.1 million of the technology service revenue from Beijing Xiaomi remained outstanding.

Cloud computing service agreement with Millet Communication Technology Co., Ltd.

From 2015, we received sales orders from Millet Communication Technology Co., Ltd. to provide cloud computing services. Our total cloud computing revenue from those orders in 2016 was less than US$2.5 million. As of December 31, 2016, US$0.9 million of the cloud computing revenue from Millet Communication Technology Co., Ltd. remained outstanding.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, we may declare and pay dividends on our shares only out of our profit or our share premium account, provided always that even if our company has sufficient profit or share premium, we may not pay a dividend if this would result in our company being unable to pay our debts as they fall due in the ordinary course of business. If we pay any dividends on our common shares, we will pay those dividends which are payable in respect of the common shares underlying our ADSs to the depositary, as the registered holder of such common shares, and the depositary then will pay such amounts to our ADS holders in proportion to the common shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since June 24, 2014)	16.18	6.56
2015	14.34	5.93
2016	7.66	3.73

Quarterly Highs and Lows
First Quarter 2016	7.66	5.14
Second Quarter 2016	7.49	5.02
Third Quarter 2016	6.03	5.06
Fourth Quarter 2016	5.52	3.73

Monthly Highs and Lows
October 2016	5.52	4.80
November 2016	4.90	4.31
December 2016	4.58	3.73
January 2017	4.38	3.78
February 2017	3.92	3.58
March 2017	4.20	3.51
April 2017 (through April 19, 2017)	4.05	3.65

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ Global Select Market since June 24, 2014 under the symbol “XNET.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Dividends

Subject to the discussion below under “Passive foreign investment company rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on the NASDAQ Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the NASDAQ Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017. Each non-corporate U.S. Holder is advised to consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares and ADSs. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2016, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB0.74 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$0.27 billion. Assuming we had converted RMB0.74 billion into U.S. dollars at the exchange rate of RMB6.9430 for US$1.00 as of December 30, 2016, our U.S. dollar cash balance would have been US$0.38 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$0.37 billion instead. Assuming we had converted US$0.27 billion into RMB at the exchange rate of RMB6.9430 for US$1.00 as of December 30, 2016, our RMB cash balance would have been RMB2.65 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB2.84 billion instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. In 2016, we received approximately US$0.3 million (after withholding tax) from the depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

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

After deducting the total expenses, we received net proceeds of approximately US$90.4 million from our initial public offering. As of December 31, 2016, the net proceeds received from our initial public offering had been used for the following purposes:

•	Approximately US$57.2 million to invest in technology, infrastructure and product development efforts;

•	Approximately US$25.3 million to acquire digital media content and exclusive online game licenses; and

•	Approximately US$7.9 million for other general corporate purposes, including working capital needs and potential acquisitions.

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

Based upon that evaluation, our management, with the participation of our chief executive officer, co-chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2016, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, co-chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2016 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2014 and 2015 and had not been remediated as of December 31, 2016. The material weakness is related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements.

Because of the material weakness described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s independent registered public accounting firm because the company qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2016.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness, one significant deficiency and other control deficiencies in our internal control over financial reporting as of December 31, 2014 and December 31, 2015, which had not yet been remediated as of December 31, 2016. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified was related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and lack of related implementation controls.

To remediate our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we have adopted a number of measures to improve our internal control over financial reporting. For example, we hired a chief financial officer and a senior financial officer, each of whom has a solid understanding of and extensive work experience involving U.S. GAAP and SEC financial reporting. We engaged an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls. In 2016, we provided our accounting and finance staff with U.S. GAAP training and knowledge sharing. We also hired an internal control personnel with extensive internal control and audit experience. In addition, we will continue to provide our accounting and finance staff with U.S. GAAP training regularly, enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP, SEC rules and requirements, and we will continue to review and improve key controls over financial reporting. As such remedial measures had not been fully implemented in the limited time that elapsed since our initial public offering, our management concluded that the material weakness had not been remediated as of December 31, 2016. We still lacked sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to timely and properly prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements. We are fully committed to continue to implement measures to remediate our material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk factors—Risks related to our business and industry—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud or fail to meet our reporting obligations, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li, our independent directors (under the standards set forth in Rule 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934) and chairman of our audit committee, is an audit committee financial expert.

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

126

	2014		2015		2016
Audit fees(1)	US$	800,000	US$	746,085	US$	761,535
Audit-related fees(2)	US$	1,046,002	US$	—	US$	-
All other fees(3)	US$	—	US$	—	US$	-

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal auditors in connection with our initial public offering in 2014, other than the underlying audit and review of financial statements.

(3)	“All other fees” means the aggregate fees for services rendered other than services reported under “Audit fees” and “Audit-related fees” provided by our principal auditors.

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent auditors, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2016.

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

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan(1)
March 12 – March 31	192,803	6.44	192,803	2,814,715
April 7 – April 7	1,000	6.65	1,000	2,813,715
September 29 – September 30	2,940	7.13	2,940	2,810,775
December 18 – December 30	16,876	6.94	16,876	2,793,899
Total	213,619	—	213,619

(1)	Due to the expiration of the Repurchase Program, such amount is no longer available for repurchase after December 31, 2015.

In January 2016, our board of directors authorized a second share repurchase program, or the Second Repurchase Program whereby our company may repurchase up to US$20 million of our common shares or ADSs from January 26, 2016 to January 26, 2017 through the same means as the Repurchase Program. We publicly announced this Second Repurchase Program on January 27, 2016.

The following table is a summary of the shares repurchased by us during the period covered under the Second Repurchase Program. No shares were repurchased the period covered under the Second Repurchase Program except during the month indicated and all shares were purchased from our employees pursuant to the Second Repurchase Program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan(1)
March 15, 2016 – March 30, 2016	408,985	6.22	408,985	17,457,081
April 1, 2016 – April 14, 2016	457,900	6.61	457,900	14,431,383
May 2, 2016 – May 31, 2016	449,696	6.28	449,696	11,608,066
June 9, 2016 – June 30, 2016	111,459	5.24	111,459	11,023,861
July 1, 2016 – July 29, 2016	555,357	5.33	555,357	8,061,675
August 1, 2016 – August 30, 2016	229,695	5.83	229,695	6,722,807
September 6, 2016 – September 30, 2016	15,467	5.33	15,467	6,640,423
October 13, 2016 – October 27, 2016	31,400	5.11	31,400	6,479,921
November 18, 2016 – November 30, 2016	21,229	4.61	21,229	6,382,019
December 2, 2016 – December 30, 2016	173,312	4.02	173,312	5,685,050
Total	2,454,500		2,454,500	5,685,050

(1)	Due to the expiration of the Repurchase Program, such amount is no longer available for repurchase after January 26, 2017.

Item 16F.	Change in Registrant’s Certifying Accountant

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

Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The practices of our home country, the Cayman Islands, do not require us to hold annual shareholders meetings every year. We have elected to adopt this practice and did not hold an annual meeting of shareholders for fiscal year 2016. We may, however, hold annual shareholders meeting in the future.

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to follow the above corporate governance standards.

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Eighth amended and restated memorandum and seventh amended and restated articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.3	Deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated June 23, 2014 (incorporated by reference to Exhibit 4.3 to the Registrant’s registration statement on Form F-1, as amended (File No. 333-196221), filed with the Securities and Exchange Commission on June 12, 2014)

4.1	Seventh amended and restated shareholders agreement among the Registrant and its subsidiaries, Shenzhen Xunlei Networking Technologies Co., Ltd. and its subsidiaries, shareholders of the Registrant and other parties thereto, dated April 24, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.2	Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of February 13, 2014 (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.3	Warrant issued by the Registrant to Xiaomi Ventures Limited dated as of March 5, 2014 (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.4	Warrant issued by the Registrant to Skyline Global Company Holdings Limited, dated as of March 5, 2014 (incorporated by reference to Exhibit 4.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.5	Supplemental agreement to Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of March 20, 2014 (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document

4.6	Series E preferred share purchase agreement, among the Registrant, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and IDG Technology Venture Investment V, L.P., dated as of April 3, 2014 (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.7	2010 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.8	2013 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.9	2014 share incentive plan (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.10	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan of the Registrant, dated March 20, 2014 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.11	Letter agreement signed by Leading Advice Holdings Limited in relation to 2014 share incentive plan of the Registrant, dated May 5, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.12	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan and 2014 share incentive plan of the Registrant, dated May 19, 2014 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.13	Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.14	Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.15*	English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012 and further amended on September 29, 2016

4.16	English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.17	English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.18	English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.19	English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.20	English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document

4.21	English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.22	English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.23	English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.24	English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.25	English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.26	English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.27	English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.28*	English translation of equity interests disposal agreement between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated November 15, 2006, as amended on May 10, 2011 and further amended on September 29, 2016

4.29	English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated December 24, 2013 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.30	Content protection agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd. and other parties thereto dated May 22, 2014 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.31	English summary of Assets and Business Transfer Agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Science and Technology Co., Ltd. and Beijing Kingsoft Cloud Science and Technology Co., Ltd. dated September 2, 2014 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2015)

4.32	English translation of the Equity Transfer Agreement dated as of May 13, 2015 by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file no.001-35224) filed with the SEC on April 21, 2016)

Exhibit Number	Description of Document

4.33	English translation of the Business and Assets Transfer Agreement dated as of May 14, 2015 by and among Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file no.001-35224) filed with the SEC on April 21, 2016)

8.1*	List of significant subsidiaries and variable interest entity of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the Securities and Exchange Commission on June 12, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

16.1	Letter from PricewaterhouseCoopers to the SEC (incorporated by reference to Exhibit 16.1 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2015)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Sean Shenglong Zou
	Name:	Sean Shenglong Zou
	Title:	Chairman and Chief Executive Officer

Date: April 20, 2017

F-1

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Xunlei Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Xunlei Limited and its subsidiaries (collectively, the ‘‘Group’’) at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 20, 2017

F- 2

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	December 31, 2015	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	4	361,777	199,504
Short-term investments	5	70,328	181,960
Accounts receivable, net	6	11,266	14,536
Inventories	10	480	374
Deferred tax assets	23	689	1,221
Due from related parties	22	45	1,097
Prepayments and other current assets	7	13,068	13,593
Total current assets		457,653	412,285

Non-current assets:
Long-term investments	11	11,319	40,792
Deferred tax assets	23	8,593	3,272
Property and equipment, net	8	18,036	21,016
Intangible assets, net	9	13,433	10,746
Goodwill	2(l), (m)	21,896	20,497
Other long-term prepayments and receivables	7	7,431	1,187
Total assets		538,361	509,795

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and its subsidiaries without recourse to the Company of USD 33,262 and USD 44,162 as of December 31, 2015 and 2016, respectively)		21,736	33,376
Due to a related party (including due to a related party of the consolidated VIE and its subsidiaries without recourse to the Company of USD 38 and USD 45 as of December 31, 2015 and 2016, respectively)	22	38	45
Deferred revenue and income, current portion (including deferred revenue and income, current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 24,902 and USD 24,260 as of December 31, 2015 and 2016, respectively)	12	25,113	24,532
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of USD 2,407 and USD 2,253 as of December 31, 2015 and 2016, respectively)		2,470	2,321
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIE and its subsidiaries without recourse to the Company of USD 131,312 and USD 104,114 as of December 31, 2015 and 2016, respectively)	13	27,379	33,131
Total current liabilities		76,736	93,405

F- 3

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	December 31, 2015	December 31, 2016
Non-current liabilities:
Deferred revenue and income, non-current portion (including deferred revenue and income, non-current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 4,751 and USD 3,539 as of December 31, 2015 and 2016, respectively)	12	5,383	4,082
Deferred tax liabilities, non-current portion	23	6,378	635
Due to related parties, non-current portion	22	4,337	4,537
Other long-term payable		846	886
Total liabilities		93,680	103,545
Commitments and contingencies	26
Equity
Common shares ( USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 339,319,115 shares outstanding as at December 31, 2015; 368,877,209 shares issued and 330,545,000 shares outstanding as at December 31, 2016)	17	85	83
Additional paid-in-capital		458,270	453,347
Accumulated other comprehensive loss		(4,152)	(13,629)
Statutory reserves		5,132	5,132
Treasury shares (29,558,094 shares and 38,332,209 shares as at December 31, 2015 and 2016, respectively)	17	7	9
Accumulated deficits		(12,593)	(36,704)
Total Xunlei Limited’s shareholders’ equity		446,749	408,238
Non-controlling interest	19	(2,068)	(1,988)
Total liabilities and shareholders’ equity		538,361	509,795

The accompanying notes are an integral part of these consolidated financial statements.

F- 4

Xunlei Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2014	2015	2016
Revenues, net of rebates and discounts	2(r)	135,812	129,996	156,966
Business taxes and surcharges		(1,878)	(361)	(804)
Net revenues		133,934	129,635	156,162
Cost of revenues	14	(55,755)	(60,034)	(80,319)
Gross profit		78,179	69,601	75,843
Operating expenses
Research and development expenses		(29,252)	(38,250)	(64,360)
Sales and marketing expenses		(13,527)	(15,042)	(18,782)
General and administrative expenses		(26,945)	(28,774)	(26,168)
Total operating expenses		(69,724)	(82,066)	(109,310)
Operating income / (loss)		8,455	(12,465)	(33,467)
Interest income		6,733	5,833	2,158
Interest expense		(163)	(239)	(239)
Other income, net	25	13,966	3,627	6,503
Share of loss from equity investees		(259)	(12)	(195)
Income/(loss) from continuing operations before income tax		28,732	(3,256)	(25,240)
Income tax (expense)/benefit	23	(463)	886	1,264
Net income/(loss) from continuing operations		28,269	(2,370)	(23,976)
Discontinued operations	3
Loss from discontinued operations before income taxes		(20,330)	(10,048)	(243)
Income tax benefit / (expense)		1,923	(2,048)	36
Net loss from discontinued operations		(18,407)	(12,096)	(207)
Net income/(loss)		9,862	(14,466)	(24,183)
Less: net loss attributable to the non-controlling interest		(950)	(1,299)	(72)
Net income/(loss) attributable to Xunlei Limited		10,812	(13,167)	(24,111)
Accretion of Series D to convertible redeemable preferred shares redemption value	15	(1,870)	—	—
Contingent beneficial conversion feature of series C to one Series C shareholder	16	(57)	—	—
Deemed dividend to Series D shareholder from its modification	15	(279)	—	—
Accretion of Series E to convertible redeemable preferred shares redemption value	15	(12,754)	—	—
Amortization of beneficial conversion feature of Series E	15	(4,139)	—	—
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	15	(49,346)	—	—
Deemed dividend to certain shareholders from repurchase of shares	18	(14,926)	—	—
Deemed dividend to preferred shareholders upon initial public offering	16	(32,807)	—	—

F- 5

Xunlei Limited

Consolidated Statements of Comprehensive Income /(Loss) (Continued)

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2014	2015	2016

Net loss attributable to Xunlei Limited’s common shareholders		(105,366)	(13,167)	(24,111)
Net income/(loss)		9,862	(14,466)	(24,183)
Other comprehensive loss: Foreign currency translation adjustment, net of tax		(114)	(9,945)	(9,325)
Comprehensive income/(loss)		9,748	(24,411)	(33,508)
Less: comprehensive (loss)/income attributable to non-controlling interest shareholders		(955)	(1,198)	80
Comprehensive income/(loss) attributable to Xunlei Limited		10,703	(23,213)	(33,588)
Basic net loss per share attributable to Xunlei Limited from continuing operations	21	(0.45)	(0.00)	(0.07)
Basic net loss per share attributable to Xunlei Limited from discontinued operations	21	(0.09)	(0.04)	(0.00)
Weighted average number of common shares outstanding—basic	21	194,711,227	335,987,595	334,155,668
Diluted net loss per share attributable to Xunlei Limited from continuing operations	21	(0.45)	(0.00)	(0.07)
Diluted net loss per share attributable to Xunlei Limited from discontinued operations	21	(0.09)	(0.04)	(0.00)
Weighted average number of common shares outstanding—diluted	21	194,711,227	335,987,595	334,155,668

The accompanying notes are an integral part of these consolidated financial statements.

F- 6

Xunlei Limited

Consolidated statements of changes in shareholders’ equity

(Amounts expressed in thousands of USD, except for number of shares and per share	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained earnings/ (Accumulated	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficits)	reserves	Income/(loss)	equity	interest
Balance at January 1, 2014	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	9,073,732	2	61,634	7,037	4,478	6,003	79,194	84
Accretion of Series D to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—	(717)	(1,153)	—	—	(1,870)	—
BCF upon Series E tranche 1	—	—	—	—	—	—	—	—	—	—	—	—	52,377	—	—	—	52,377	—
BCF upon Series E tranche 2	—	—	—	—	—	—	—	—	—	—	—	—	1,109	—	—	—	1,109	—
Accretion of Series E to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—	(10,229)	(2,525)	—	—	(12,754)	—
Amortisation of BCF of Series E	—	—	—	—	—	—	—	—	—	—	—	—	(3,206)	(933)	—	—	(4,139)	—
Contingent beneficial conversion feature of series C to one Series C shareholder	—	—	—	—	—	—	—	—	—	—	—	—	57	(57)	—	—	—	—
Deemed dividend of Series D convertible preferred shares from their modifications	—	—	—	—	—	—	—	—	—	—	—	—	—	(279)	—	—	(279)	—
Repurchase of preferred shares and common shares	—	—	(3,756,065)	(1)	(591,451)	—	(477,180)	—	(14,664,637)	(4)	—	—	(47,403)	(11,674)	—	—	(59,082)	—
Acceleration of amortisation of BCF of Series E upon initial public offering (“IPO”)	—	—	—	—	—	—	—	—	—	—	—	—	(49,346)	—	—	—	(49,346)	—
F- 7

Xunlei Limited

Consolidated statements of changes in shareholders’ equity (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained earnings/ (Accumulated	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficits))	reserves	Income/(loss)	equity	interest
Deemed dividend to preferred shareholders upon IPO	—	—	—	—	—	—	—	—	—	—	—	—	(32,807)	—	—	—	(32,807)	—
Issuance of common shares and conversion of preferred shares upon IPO	(5,728,264)	(1)	(26,552,219)	(7)	(35,808,549)	(9)	(25,939,380)	(7)	277,834,210	71	—	—	470,712	—	—	—	470,759	—
IPO expenses	—	—	—	—	—	—	—	—	—	—	—	—	(4,216)	—	—	—	(4,216)	—
Issuance of common shares for share incentive plans	—	—	—	—	—	—	—	—	—	—	24,195,412	5	(5)	—	—	—	—	—
Exercised share options	—	—	—	—	—	—	—	—	1,431,320	—	(1,431,320)	—	295	—	—	—	295	—
Vested restricted shares	—	—	—	—	—	—	—	—	1,563,222	—	(1,563,222)	—	—	—	—	—	—	—
Share-based compensation - replacement awards in the acquisition of Kingsoft Cloud Storage business	—	—	—	—	—	—	—	—	—	—	—	—	303	—	—	—	303	—
Share-based compensation - others	—	—	—	—	—	—	—	—	—	—	—	—	7,644	—	—	—	7,644	—
Statutory Reserve	—	—	—	—	—	—	—	—	—	—	—	—	—	(654)	654	—	—	—
Components of comprehensive income:
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	10,812	—	—	10,812	(949)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(109)	(109)	(5)
Balance at December 31, 2014	—	—	—	—	—	—	—	—	327,611,487	82	30,274,602	7	446,202	574	5,132	5,894	457,891	(870)

The accompanying notes are an integral part of these consolidated financial statements.

F- 8

Xunlei Limited

Consolidated statements of changes in shareholders’ equity (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares		Series A-1 convertible non-redeemable preferred shares		Series A convertible non-redeemable preferred shares		Common shares		Treasury stock		Additional paid-in	Retained earnings/ (Accumulated	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling
data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficits)	reserves	Income/(loss)	equity	interest
Balance at December 31, 2014	—	—	—	—	—	—	—	—	327,611,487	82	30,274,602	7	446,202	574	5,132	5,894	457,891	(870)
Issuance of common shares for the vesting of restricted shares and the exercise of share options	—	—	—	—	—	—	—	—			10,991,120	3	(3)
Issuance of common shares for exercised share options	—	—	—	—	—	—	—	—	9,092,265	2	(9,092,265)	(2)	3,630				3,630
Repurchase of common shares	—	—	—	—	—	—	—	—	(1,068,095)		1,068,095		(1,287)				(1,287)
Share-based compensation	—	—	—	—	—	—	—	—					9,728				9,728
Restricted shares vested	—	—	—	—	—	—	—	—	3,683,458	1	(3,683,458)	(1)
Net loss	—	—	—	—	—	—	—	—						(13,167)			(13,167)	(1,299)
Translation adjustments	—	—	—	—	—	—	—	—								(10,046)	(10,046)	101
Balance at December 31, 2015	—	—	—	—	—	—	—	—	339,319,115	85	29,558,094	7	458,270	(12,593)	5,132	(4,152)	446,749	(2,068)
Issuance of common shares for exercised share options	—	—	—	—	—	—	—	—	440,465	—	(440,465)	—	58				58
Repurchase of common shares	—	—	—	—	—	—	—	—	(12,272,500)	(3)	12,272,500	3	(14,329)				(14,319)
Share-based compensation	—	—	—	—	—	—	—	—					9,348				9,338
Restricted shares vested	—	—	—	—	—	—	—	—	3,057,920	1	(3,057,920)	(1)
Net loss	—	—	—	—	—	—	—	—						(24,111)			(24,111)	(72)
Translation adjustments	—	—	—	—	—	—	—	—								(9,477)	(9,477)	152
Balance at December 31, 2016	—	—	—	—	—	—	—	—	330,545,000	83	38,332,209	9	453,347	(36,704)	5,132	(13,629)	408,238	(1,988)

The accompanying notes are an integral part of these consolidated financial statements.

F- 9

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for number	Years ended December 31,
of shares and per share data)	2014	2015	2016
Cash flows from operating activities
Net income/(loss)	9,862	(14,466)	(24,183)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities (note)
—Depreciation of property and equipment	6,500	5,646	6,165
—Amortization of intangible assets	38,741	12,149	2,223
—Allowance for doubtful accounts	1,767	4	—
—Loss on disposal of property and equipment	—	4	85
—Gain from barter transactions	(4,428)	(409)	—
—Share-based compensation	7,644	9,728	9,348
—Decrease in fair value of warrants	(8,054)	—	—
—Share of loss / (income) from equity investees	259	12	195
—Investment income on short-term investments	(317)	(997)	(506)
—Loss on exchange of warrants	405	—	—
—Deemed disposal gain on long-term investments	(449)	(702)	(689)
—Interest expense accrued on long-term payable	163	239	239
—Deferred taxes	(1,856)	873	(954)
—Deferred government grants	(2,059)	(1,969)	(3,473)
Changes in operating assets and liabilities:
—Accounts receivable	4,699	1,395	(5,168)
—Prepayments and other assets	(9,180)	3,815	13,947
—Due from/to related parties	(168)	(70)	(1,180)
—Accounts payable	2,569	301	15,855
—Inventories	—	(526)	59
—Deferred revenue	(2,643)	(294)	2,631
—Income tax payable	(5)	153	147
—Accrued liabilities and other payables	4,752	(1,122)	2,229
Net cash generated from operating activities	48,202	13,764	16,970
Cash flows from investing activities
Acquisition of property and equipment	(7,770)	(4,931)	(13,756)
Purchase of short-term investments	(330,471)	(222,157)	(209,034)
Proceeds from disposal of short-term investments	341,792	175,513	94,139
Proceeds from disposal of fixed assets	—	25	22
Proceeds from disposal of Kankan	—	16,687	—
Proceeds from disposal of long-term investments	—	—	3,670
Purchase of intangible assets	(38,056)	(11,894)	(121)
Acquisition of long-term investments	(2,359)	(8,330)	(33,233)
Acquisition of Kingsoft Cloud Storage business	(33,000)	—	—
Loans (to)/repayment of loan from employees	(767)	105	(22)
Repayment of advance from a shareholder	85	—	—
Net cash used in investing activities	(70,546)	(54,982)	(158,335)
Cash flows from financing activities
Issuance of Series E preferred shares	275,314	—	—
Issuance of Series E warrants	34,686	—	—
Payment of Series E financing expenses	(343)	—	—
Repurchase of shares	(69,303)	(1,287)	(14,319)
Proceeds from initial public offering	93,881	—	—
Payment of initial public offering expenses	(3,504)	—	—
Prepayment for share repurchase plan	(1,000)	288	712
Governments grants received	856	1,055	2,508
Proceeds from exercise of vested share options	1,523	4,974	58
Initial public offering expenses reimbursement received	1,158	—	—
Net cash generated from/(used in) financing activities	333,268	5,030	(11,041)

F- 10

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for number	Years ended December 31,
of shares and per share data)	2014	2015	2016
Net increase/(decrease) in cash and cash equivalents	310,924	(36,188)	(152,406)
Cash and cash equivalents at beginning of year	93,906	404,275	361,777
Effect of exchange rates on cash and cash equivalents	(555)	(6,310)	(9,867)
Cash and cash equivalents at end of year	404,275	361,777	199,504
Supplemental disclosure of cash flow information
Income tax paid	241	82	—
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	240	4,468	(1,773)
—Initial public offering expenses in form of other payables	712	—	—
—Purchase of intangible assets in form of accounts payable	21,860	62	—
—Acquisition of intangible assets in form of barter transactions	4,030	—	—
—Accretion to Series D preferred shares redemption value	1,870	—	—
—Contingent beneficial conversion feature of series C to one Series C shareholder	57	—	—
—Deemed dividend to Series D shareholder from its modification	279	—	—
—Accretion of Series E to convertible redeemable preferred shares redemption value	12,754	—	—
—Amortization of beneficial conversion feature of Series E	4,139	—	—
—Deemed dividend to certain shareholders from repurchase of shares	14,926	—	—
—Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	49,346	—	—
—Deemed dividend to preferred shareholders upon initial public offering	32,807	—	—

Note: Combines adjustment relating to both continuing and discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

F- 11

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations

Xunlei Limited, previously known as Giganology Limited, (the “Company”) was incorporated under the law of the Cayman Islands (“Cayman”) as a limited liability company on February 3, 2005. These consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”) as follows:

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Shenzhen Xunlei Networking Technologies, Co., Ltd. (“Shenzhen Xunlei”)	China	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses

Giganology (Shenzhen) Co., Ltd. (“Giganology Shenzhen”)	China	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies

Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”) (“Wangwenhua”)	China	December 2005	VIE’s subsidiary	100%	Development of software for related companies

Xunlei Networking Technologies (Beijing) Co., Ltd. (“Beijing Xunlei”)	China	June 2009	VIE’s subsidiary	100%	Development of software for related companies

Shenzhen Zhuolian Software Co., Ltd. (formerly known as “Xunlei Software (Shenzhen) Co., Ltd.”) (“Zhuolian Software”)	China	January 2010	VIE’s subsidiary	100%	Provision of software technology development for related companies

F- 12

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Xunlei Games Development (Shenzhen) Co., Ltd. (“Xunlei Games”)	China	February 2010	VIE’s subsidiary	70%	Development of online game and computer software for related companies and provision of advertising services

Xunlei Network Technologies Limited (“Xunlei BVI”)	British Virgin Islands	February 2011	Subsidiary	100%	Holding company

Xunlei Network Technologies Limited (“Xunlei HK”)	Hong Kong	March 2011	Subsidiary	100%	Development computer software of related companies and provision of advertising services

Xunlei Computer (Shenzhen) Co., Ltd. (“Xunlei Computer”)	China	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services to related companies

Shenzhen Onething Technologies Co., Ltd. (“Onething”)	China	September 2013	VIE’s subsidiary	100%	Development of computer software and provision of information technology services to related companies

Beijing Xunjing Technologies Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”) (“Beijing Xunjing”)	China	October 2015	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Crystal Interactive Technologies Co., Ltd. (“Crystal Interactive”)	China	May 2016	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Xunlei Venture Capital Partnership Enterprise (Limited Partnership) (“Xunlei Venture Capital”)	China	June 2016	VIE’s subsidiary	99%	Investments in industries and consultation in investments

Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (formerly known as “155 Networking (Shenzhen) Co., Ltd.”) (“Xunlei Kankan”)	China	August 2008	VIE’s subsidiary	100%	Development of software for related companies(note a)

Note a: Xunlei Kankan was disposed in 2015. See note 3 for details.

Note b: The English names of the PRC companies represent management’s translation of their Chinese names of these companies as they have not adopted formal English names.

F- 13

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

The Group engages primarily in the provision of premium downloading services to its members, online advertising services on its websites, sales of bandwidth and online game platforms for game developers and users.

To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide online advertising services, operate online games, and hold Internet Content Provider (‘‘ICP’’) license, the company conducts its business through Shenzhen Xunlei, its consolidated VIE.

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

—Business Operation Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under these agreements, Giganology Shenzhen has the rights to direct the operating activities of Shenzhen Xunlei, including the appointment of senior management. The shareholders of Shenzhen Xunlei also transferred all their shareholders’ rights to Giganology Shenzhen. The term of this agreement will expire in 2016 and may be extended with Giganology Shenzhen’s confirmation prior to the expiration date. For instance, in May 2011, Shenzhen Xunlei sought and obtained consent from Giganology Shenzhen and the Company to increase its registered capital by RMB20 million and to revise its articles of association accordingly. This agreement expired on November 15, 2016 and has been extended to 2026.

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

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after tax operating profit of Shenzhen Xunlei. The amount of service fees payable from Shenzhen Xunlei to Giganology Shenzhen for the years ended December 31, 2014, 2015 and 2016 was USD1,228 thousand, USD 1,235 thousand and USD 1,088 thousand, respectively.

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

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sale of such assets or disposal groups and the sale must be highly probable. Non-current assets classified as held for sale and disposal groups are measured at the lower of their carrying or fair value less costs to sell.

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

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, other receivables, amounts due from/(to) related parties, accounts payable, other payables and warrants liabilities. The carrying value of these balances, with the exception of short-term investments (see note 2 (f)), approximates their fair value due to the current and short term nature of these balances.

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

The allowances provided for Accounts Receivable from continuing operations as of December 31, 2015 and 2016 were USD 0.1 million and USD 0.1 million, respectively.

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

The Group holds investments in privately held companies. The Group accounts for these investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method of accounting. For investments in an investee over which the Group does not have significant influence and of which the investee has no readily determinable fair value, the Group carries the investment using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee’s earnings. The Group assesses its long-term investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. During the year ended December 31, 2014, the Group did not impair any of its long-term investments. In 2015 and 2016, the Group recognised an impairment of USD0.8 million and USD 1.66 million, respectively.

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

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, an entity may proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit.

The Group selected directly to perform a two-step goodwill impairment test. For the first step, the impairment test was performed using a discounted cash flow analysis to assess the fair value of the Group, as a single reporting unit. The discounted cash flow analysis, that requires certain assumptions and estimates regarding economics and future profitability, use cash flow projections for the purposes of impairment reviews covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated annual growth of not more than 2%. The growth rates used do not exceed the historical growth of the Group. The discount rates used of 18.2% reflect market assessments of the time value and the specific risks. According to the assessment of first step, the fair value of the reporting unit exceeded its carrying amount and goodwill was not considered impaired. Accordingly, the second step was not required.

No goodwill impairment losses were recognized for the year ended December 31, 2016 based on the impairment test performed by the Group.

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

For non-exclusive Content Copyrights, which only generates primarily indirect cash flows, the amortization method is based on the analysis of historical viewership consumption patterns. The Group determines consumption patterns by tracking the number of viewers watching the content throughout its life cycle. This information is then aggregated to come up with a viewership trend that can support an appropriate method to amortize non-exclusive Content Copyrights. The Group generally categorizes its contents in the Xunlei Kankan website into three broad categories, namely movies; TV series; and variety shows and others, which include reality shows, talent shows, talk shows and entertainment news. The Group adopted the method to amortize the non-exclusive Content Copyrights over the shorter of estimated useful lives or their respective licensing periods using an accelerated method based on consumption patterns. Estimates of the consumption patterns for these non-exclusive Content Copyrights are reviewed periodically and revised, if necessary.

Exclusive Content Copyrights generate both direct and indirect cash flows. For the portion of exclusive Content Copyrights that generate indirect cash flows, the Group uses the amortization method based on the analysis of historical viewership consumption patterns, which is the same with that of non-exclusive Content Copyright as discussed above.

For the portion of exclusive Content Copyrights that generates direct cash flows, the Group amortizes the purchase costs using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of sub-licensing revenue and barter transaction gain (details described in Note 2(r)) generated for the current period to the total ultimate direct revenue estimated to be generated by the exclusive Content Copyrights for their whole license period or estimated useful lives. The Group revisits the forecast at each quarter and year end and makes adjustment, when appropriate.

Content copyrights were disposed of in July 2015 as a result of the divestiture of the Company’s online video streaming platform (see note 3 for details).

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

For both exclusive and non-exclusive Content Copyrights, there were no impairments for the years ended December 31, 2014, 2015 and 2016 because a significant portion of the contents was related to movies and TV series, of which approximately 70% to 90% of the purchase costs of the Content Copyrights had already been amortized during the first year of the licensed period. As such, the unamortized carrying amounts were lower than the respective net realizable values when the impairment assessment was performed.

For other long-lived assets, the Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If the Group identifies an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The impairment of online game license were USD 808 thousand, USD 770 thousand and USD 721 thousand as of December 31, 2014, 2015 and 2016, respectively.

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

Transactions with third party advertising platforms

Xunlei began to cooperate with third party advertising platforms such as Guangdiantong and Baidu since the fourth quarter in 2015. In this business model, advertisers put their content on third party advertising platforms and platforms will dispatch the advertising content to Xunlei’s platforms by certain analysis systematically. As the third party advertising platforms are viewed as the customers in these transactions, revenue is recognized monthly based on the data publicized on third party platforms and the price charged to these advertising platforms.

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

The Group has estimated and recorded sales rebates provided to the agencies and advertisers of USD 5,005 thousand, USD 1,179 thousand and USD 15 thousand for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Given that online games are managed and administered by the game developers for non-exclusive licensed games, the Group does not have access to the data on the consumption details and the types of virtual items purchased by the game players. The Group has adopted a policy to recognize revenues relating to both consumable and perpetual items over the shorter of 1) estimated lives of the games and 2) the estimated lives of the user relationship with the Group, which were approximately one to ten months for the periods presented.

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

For exclusive licensed games which are maintained on the Group’s server, the Group has access to the data on the consumption details and types of virtual items purchased by the game players. The Group does not maintain information on consumption details of virtual items, and only have limited information related to the frequency of log-ons. Given that a substantial portion of the virtual items purchased by the game players in exclusive licensed games are perpetual items, management determined that it would be most appropriate to recognize revenue over the shorter of 1) estimated lives of the games and 2) the estimated lives of the user relationship with the Group, which were approximately one to six months for the periods presented. Revenues related to consumable items are recognized immediately upon consumption.

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

For both non-exclusive and exclusive licensed games, the Group estimates the life of virtual items to be the shorter of the estimated lives of the games and the estimated lives of the user relationship. The estimated user relationship period is based on data collected from those users who have purchased virtual items. To estimate the life of the user relationship, the Group maintains a software system that captures the following information for each user: the date of first log-on, the date the user ceases to play the game and frequency of log-ons. The Group estimates the life of the user relationship to be the weighted average period from the first purchase of a virtual item to the date the user ceases to play the game based on the frequency of log-ons.

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

With the exclusive Content Copyrights, the Group has the right to sub-license the broadcasting rights to third parties. The Group generates revenue from sub-licensing these broadcasting rights on a recurring basis to third party customers for cash, mainly video streaming internet platforms, for cash payments at a fixed rate for a fixed period of time that falls within the original exclusive license period. Revenue is recognized in full at the later of the delivery of the master copy of the content with acceptance acknowledged by the customers and the commencement of the license period, as the Group is not obliged to provide any other services. The Group performs credit assessment of its customers prior to entering into contracts to ensure that collection of the arrangement fee is reasonably assured. There is no ongoing obligation of the Group after delivery of the master copy of the content. Content sub-licensing revenue was discontinued in July 2015 as a result of the divestiture of the Company’s online video streaming platform (see note 3 for details). The Group recognized content sub-licensing revenue from discontinued operations of USD 9,218 thousand, USD 2,929 thousand and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

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

iv)	Live video revenue

Live video was launched in 2015 as a new service of Xunlei. Users can purchase virtual items which they can then send to performers in the live videos. The revenue from live video is recognized at fair value of the virtual items, as Xunlei is the principal in this arrangement, based on actual consumption of virtual items by the paying users.

v)	Revenues from traffic referral programs

The Group enters into contracts with certain third party portals/websites to earn revenue by redirecting online traffic to these third party portals/websites. On a monthly basis, the Group receives data on the user traffic and the related monthly revenue from these third party portals/ websites. Under these programs, the Group recognizes its share of revenues based on contractual rates applied to user traffic redirected to the advertisements of the third parties

vi)	Revenues from cloud computing

As part of the Group’s cloud computing service, Project Crystal, the Group engages in sale of zhuanqianbao (“ZQB”). ZQB is a hardware which could be worked as a micro-computer based on Linux system, it also contains CPU, RAM, ROM and input/output devices. ZQB also allows users to share their idle bandwidth with the Group, in exchange for crystal points.

Crystal points, which can be converted into cash based on a pre-set exchange rate, will only be given to the users when they successfully shared unused bandwidth with the Group. Therefore, the Group receives an identifiable benefit, being the bandwidth, from the users in exchange for the crystal points which the Group can reasonably estimate the fair value of this benefit. The Group determined that ZQB sold to users represent identifiable benefit to the users that is separable from the ability to sell bandwidth back to the Group and the bandwidth purchased from the users represent identifiable benefit to the Group, which the Group can reasonably estimate the fair value of this benefit, that is separable from ZQB.

F- 29

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Revenue recognition (Continued)

vi)	Revenues from cloud computing (Continued)

The sales of ZQB and purchase of excess bandwidth by the Group are considered separate transactions. Therefore, sales of ZQB are reported as revenue, while crystal points given for purchase of bandwidth are reported as bandwidth cost.

The Group sells ZQB through online e-commerce platforms. The revenue from ZQB is recognized when the item is dispatched to the end customers.

The core business principle of cloud computing is to collect idle uplink capacity from individual with compensation, and sells to online video streaming platforms. On a monthly basis, the Group records the bandwidth it delivers and recognize revenue from these online video streamers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month). The cost of collecting unused bandwidth is recorded as bandwidth costs within cost of revenue.

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

The Group generated net gains amounted to nil (2014:USD1,556 thousand, 2015: USD137 thousand) from barter transactions, which is the net amount of proceeds of nil (2014:USD4,428 thousand, 2015: USD409 thousand), after deducting related allocation of cost of nil (2014:USD2,606 thousand, 2015: USD247 thousand) and business tax and surcharge of nil (2014:USD266 thousand, 2015: USD25 thousand).

(t)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, commission and benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from continuing operations amounted to approximately USD 5,978 thousand, USD 8,089 thousand and USD 10,008 thousand for the years ended December 31, 2014, 2015 and 2016, respectively.

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

The Group also incurred development costs in connection with an internal-use ERP software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. During each of the three years ended December 31, 2016, no software development costs were capitalized as intangible assets.

In addition, the Group incurred other research and development costs in relation to software used to support its operations. Any development costs qualified for capitalization have been immaterial for the periods presented.

(w)	Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgement and estimates. Based on management's estimated future taxable income, management concluded that it is more likely than not that the net operating losses carried forward can be utilized prior to their respective expiration dates. On January 1, 2007, the Group adopted the guidance regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group’s consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the new guidance. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. Nevertheless, no significant interest and penalties were recorded in the years ended December 31, 2014, 2015 and 2016.

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

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Before the implementation of the Pilot Program, the Group was mainly subject to a small amount of VAT mainly for revenues of the sale of software. VAT has been imposed on those revenues at a rate of 17%. With the implementation of the Pilot Program, in addition to the revenues currently subject to VAT, the Group’s advertising revenues, subscription revenue, online game revenue, revenue from cloud computing and live video revenue are in the scope of the Pilot Program and are now subject to VAT at a rate of 6%.

(x)	Retirement benefits

Full-time employees of the Company’s subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which are expensed as incurred, were USD3,818 thousand, USD5,481 thousand and USD9,237 thousand for the years ended December 31, 2014 , 2015 and 2016, respectively.

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

F- 32

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(aa)	Segment reporting (Continued)

An analysis of the different types of revenues for the years ended December 31, 2014, 2015 and 2016 are summarized as follows:

Revenue from continuing operations	Years ended December 31,
(In thousands)	2014	2015	2016
Subscription revenue	98,189	82,435	90,163
Advertising revenue	5,834	4,802	16,874
Other internet value-added services (note a)	31,789	42,759	49,929
Total	135,812	129,996	156,966

note a:	Other internet value-added services mainly comprise revenue from online game, traffic referral programs, technical services regarding online acceleration, online sales revenue, sales of software licenses, cloud computing revenue (including revenue from sale of ZQB and idle bandwidth) and live video.

(bb)	Net income / (loss) per share

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

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2015 and 2016 for the Group’s reporting purpose in China as determined under generally accepted accounting principles in China:

(In thousands)	December 31, 2015	December 31, 2016
Paid-in capital	112,435	118,733
Additional paid-in capital	161	161
Statutory reserves	5,132	5,132
Total	117,728	124,026

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances (See also Note 29).

(ee)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2014, 2015 and 2016, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

F- 34

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ff)	Recent accounting pronouncements

On February 18, 2015, the FASB issued Accounting Standards Update 2015-02, Consolidation (Topic 810) –Amendments to the Consolidation Analysis. The new guidance applies to entities in all industries and provides a new scope exception to registered money market funds and similar unregistered money market funds. It provide new guidance to companies in determining whether an entity is a variable interest entity (VIE), assessing fees paid to a decision maker or a service provider, and consideration of related parties in the economics test. The standard is effective for public business entities for annual periods beginning after December 15, 2015. This new guidance did not have significant impact to the Group's existing structure.

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

The FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), on August 26, 2016, and ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (a consensus of the Emerging Issues Task Force), on November 17, 2016. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. For public business entities, both ASUs are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for ASU 2016-18. Early adoption is also permitted for ASU 2016-15 provided that all of the amendments are adopted in the same period. Both ASUs require application using a retrospective transition method. The Group is currently evaluating the impact ASU2016-15 and ASU2016-18 will have on the Groups consolidated balance sheet, results of operations, cash flows and related disclosures.

In 2016, the FASB and IASB issued several amendments and clarifications to the new revenue standards, primarily as a result of issues raised by stakeholders and discussed by the Transition Resource Group. Amendments were made to the guidance related to the principal versus agent assessment, identifying performance obligations, accounting for licenses of intellectual property, and other matters (such as the definition of completed contracts at transition, the addition of new practical expedients, and various technical corrections). As amended, the FASB's standard is effective for public entities for the first interim period within annual reporting periods beginning after December 15, 2017 (nonpublic companies have an additional year). The FASB’s standard will allow early adoption, but no earlier than the original effective date for public entities (reporting periods beginning after December 15, 2016). The IASB’s standard, as amended, is effective for the first interim period within annual reporting periods beginning on or after January 1, 2017, with early adoption permitted. The Group is currently evaluating the impact that will have on the Groups consolidated balance sheet, results of operations, cash flows and related disclosures.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group is currently evaluating the impact ASU2017-01 will have on the Groups consolidated balance sheet, results of operations, cash flows and related disclosures.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact ASU2017-04 will have on the Groups consolidated balance sheet, results of operations, cash flows and related disclosures.

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

Results of the discontinued operation

USD (In thousands)	2014	2015	2016
Revenues, net of rebates and discounts	47,075	15,677	—
Business taxes and surcharges	(1,480)	(447)	—
Net revenues	45,595	15,230	—
Cost of revenues	(42,704)	(13,240)	—
Gross profit	2,891	1,990	—
Operating expenses
Research and development expenses	(6,035)	(3,245)	5
Sales and marketing expenses	(15,726)	(7,384)	(27)
General and administrative expenses	(3,016)	(3,051)	(221)
Total operating expenses	(24,777)	(13,680)	(243)
Net gain from exchanges of content copyrights	1,556	137	—
Operating loss	(20,330)	(11,553)	(243)
Gain on disposal of Kankan	—	1,505	—
Income taxes benefits/(expenses)	1,923	(2,048)	36
Loss from discontinued operations	(18,407)	(12,096)	(207)

Assets and liabilities of the discontinued operation

USD (In thousands)	December 31, 2014
Assets
Accounts receivable, net	23,741
Prepayments and other current assets	670
Copyrights related to content-current portion	16,013
Property and equipment, net	1,111
Intangible assets	4,997
Prepayment for content	456
Other long-term prepayments and receivables	57
Total assets held for sale	47,045

Liabilities
Accounts payables	25,267
Deferred revenue, current portion	1,018
Accrued liabilities and other payables	1,082
Total liabilities held for sale	27,367

Cash flows generated from/ (used in) discontinued operations

USD (In thousands)	2014	2015	2016
Net cash generated from/(used in) operating activities	2,293	(1,554)	(215)
Net cash (used in)/generated from investing activities	(34,661)	9,135	—
Net cash used in financing activities	—	—	—
Net cash flow for the year	(32,368)	7,581	(215)

F- 38

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.	Discontinued operations (continued)

The disposal of the online video streaming platform was completed on July 15, 2015 and a gain of USD1,505 thousand was recognized.

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2015 and 2016 primarily consist of the following currencies:

	December 31, 2015		December 31, 2016
(In thousands)	Amount	USD equivalent	Amount	USD equivalent
RMB	606,845	93,454	538,660	77,651
USD	268,198	268,198	121,726	121,726
HKD	969	125	987	127
Total		361,777		199,504

Time deposits with original maturities of three months or less as of December 31, 2015 and 2016 primarily consist of the following currencies:

	December 31, 2015		December 31, 2016
(In thousands)	Amount	USD equivalent	Amount	USD equivalent
RMB	349,099	53,760	—	—
USD	260,597	260,597	115,944	115,944
Total		314,357		115,944

5. Short-term investments

(In thousands)	December 31, 2015	December 31, 2016
Time deposits	—	38,829
Investments in financial instruments (note)	70,328	143,131
Total	70,328	181,960

Note:	the investments were issued by commercial banks in PRC with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

Time deposits and investments in financial instruments are stated on the balance sheet at the principal amount plus accrued interest. Interest income is recorded in “other income” in the statement of comprehensive income.

F- 39

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

6.	Accounts receivable, net

(In thousands)	December 31, 2015	December 31, 2016
Accounts receivable	11,392	14,655
Less: Allowance for doubtful accounts	(126)	(119)
Accounts receivable, net	11,266	14,536

The accounts receivable that was fully reserved as of December 31, 2015 and 2016 was USD 0.1 million and USD 0.1 million, respectively.

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2014	December 31, 2015	December 31, 2016
Balance at beginning of the year	—	131	126
Additions	523	4	—
Write-off	(393)	—	—
Exchange difference	1	(9)	(7)
Balance at end of the year	131	126	119

The top 10 customers accounted for about 39% and 76% of accounts receivable as of December 31, 2015 and 2016, respectively.

7.	Prepayments and other assets

(In thousands)	December 31, 2015	December 31, 2016
Current portion:
Advance to suppliers	882	2,392
Interest-free loans to employees (note a)	3,200	3,964
Advance to employees for business purposes	957	351
Interest receivable	564	210
Rental and other deposits	224	1,014
Prepayment for share repurchase plan (note b)	712	—
Prepaid management insurance	209	145
Receivable from Nesound (note c)	4,004	3,748
Prepayment for taxation	2,041	1,392
Others	275	377
Total of prepayments and other current assets	13,068	13,593
Non-current portion:
Prepayments for online game licenses	4,786	490
Long term receivable	1,812	—
Low-interest loans to employees, non-current portion (note d)	833	697
Total of long-term prepayments and other assets	7,431	1,187

F- 40

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

7.	Prepayments and other assets (Continued)

Note a:	The Group had entered into loan contracts with certain employees as at December 31, 2015 and 2016, under which the Group provided interest-free loans to these employees. The loan amounts vary amongst different employees and are repayable on demand.

Note b:	As of December 31, 2015, the prepayment for share repurchase plan represented prepayment made to a securities broker for a share repurchase program up to USD 20 million announced in December 2014. In January 2016, the Company announced another share repurchase program to purchase up to USD 20 million shares and prepaid USD 0.7 million to a securities broker. As of December 31, 2016, all the prepayment has been utilized.

Note c:	The Group sold Kankan to Nesound in July 2015. As at December 31, 2016, there is a balance receivable amounted to USD 3,748 thousand which was past due. The Group have brought the claim against Nesound to the arbitration tribunal and considered that the balances can be collected in full.

Note d:	The Group had entered into loan contracts with certain employees as at December 31, 2015 and 2016, under which the Group provided low-interest loans to these employees. The loan amounts vary amongst different employees and are repayable in equal instalments on a monthly basis over the term of 10 years.

8.	Property and equipment

Property and equipment consist of the following:

(In thousands)	December 31, 2015	December 31, 2016
Servers and network equipment	37,332	42,641
Computer equipment	1,544	1,538
Furniture, fixtures and office equipment	856	845
Motor vehicles	320	299
Leasehold improvements	2,504	2,794
Total original costs	42,556	48,117
Less: Accumulated depreciation	(24,534)	(27,675)
Sub-total	18,022	20,442
Construction in progress	14	574
Total	18,036	21,016

Depreciation expense recognized for the years ended December 31, 2014, 2015 and 2016 are summarized as follows:

(In thousands)	December 31, 2014	December 31, 2015	December31, 2016
Cost of revenues	5,652	5,003	5,848
General and administrative expenses	715	628	306
Sales and marketing expenses	123	7	5
Research and development expenses	10	8	6
Total	6,500	5,646	6,165

No impairment loss had been recognized for the years ended December 31, 2014, 2015 and 2016.

F- 41

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net

	December 31, 2015				December 31, 2016
(In thousands)	Cost	Amortization	Impairment	Net book value	Cost	Amortization	Impairment	Net book value
Land use rights	5,123	(409)	—	4,714	4,796	(543)	—	4,253
Trademarks	5,812	(1,107)	—	4,705	5,441	(1,814)	—	3,627
Non-compete agreement	1,415	(472)	—	943	1,325	(773)	—	552
Technology (including right-to-use)	2,261	(377)	—	1,884	2,117	(617)	—	1,500
Acquired computer software	619	(255)	—	364	884	(420)	—	464
Internal use software development costs	675	(641)	—	34	631	(631)	—	—
Online game licenses (note)	5,827	(4,268)	(770)	789	5,454	(4,383)	(721)	350
	21,732	(7,529)	(770)	13,433	20,648	(9,181)	(721)	10,746

Note:	As of December 31, 2015 and 2016, full provision for impairment has been provided for an online game license due to significant under-performance in the past.

Amortization expense recognized for the years ended December 31, 2014, 2015 and 2016 are summarized as follows:

	Years ended December 31
(In thousands)	2014	2015	2016
Cost of Revenues	1,141	693	403
General and administrative expenses	372	386	323
Research and development expenses	542	1,589	1,497
Total	2,055	2,668	2,223

The estimated aggregate amortization expense for each of the next five years as of December 31, 2016 is:

(In thousands)	Intangible assets
2017	2,057
2018	1,623
2019	1,251
2020	1,233
2021 and thereafter	4,582

F- 42

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net (continued)

The weighted average amortization periods of intangible assets as at December 31, 2015 and 2016 are as below:

(In year)	December 31, 2015	December 31, 2016
Land use right	30	30
Trademarks	7	7
Non-compete agreement	4	4
Technology (including right-to-use)	8	8
Acquired computer software	5	5
Internal use software development costs	5	5
Online game licenses	3	3
Total weighted average amortization periods	11	11

10. Inventories

(In thousands)	December 31, 2015	December 31, 2016
ZQB (note a)	92	31
XZB (note b)	76	152
Online shopping mall inventories (note c)	153	47
Others	159	144
Total	480	374

Note a:	ZQB, a proprietary hardware connected to users’ network routers, can allocate users’ idle uplink capacity to the Company for further allocation to internet content providers.

Note b:	XZB is a personal cloud hardware, which can remotely control downloading through mobile phones or computers, to expand storage of terminals unlimitedly and share data in cloud storage.

Note c:	online shopping mall inventories include Xiaomi TV box, gaming discs etc.

F- 43

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.	Long-term investments

(In thousands)	December 31, 2015	December 31, 2016
Equity method investments:
Balance at beginning of the year	2,965	2,162
Additions (i)	—	1,442
Disposal (iii)	—	(701)
Share of loss from equity investees	(12)	(195)
Dilution gains arising from deemed disposal of investments (iv)	702	—
Transfer to cost method investments	(1,349)	(786)
Exchange differences	(144)	(132)
Balance at end of the year	2,162	1,790
Cost method investments:
Balance at beginning of the year	2,533	9,157
Additions (i)(ii)	6,506	32,707
Disposal (iii)	—	(2,220)
Dilution gains arising from deemed disposal of investment (iii)(iv)	—	689
Transfer from equity method investments	1,349	786
Exchange difference	(429)	(463)
Less: impairment loss on long-term investments	(802)	(1,654)
Balance at end of the year	9,157	39,002

Total long-term investments	11,319	40,792

Details of the Group’s ownership are as follows:

	Percentage of ownership of shares as of December 31,
Investee	2015	2016
Equity method investments:
Zhuhai Qianyou Technology, Co., Ltd. (“Zhuhai Qianyou”),	19.00%	19.00%
Guangzhou Yuechuan Network Technology, Co., Ltd. (“Guangzhou Yuechuan”) (iii)	19.13%	—
Shenzhen Xunlei Big Data Information Service Co., Ltd. (“Big Data”) (i)	—	43.16%
Cost method investments:
Guangzhou Yuechuan Network Technology, Co., Ltd. (“Guangzhou Yuechuan”) (iii)	—	9.30%
Shenzhen Kushiduo Network Science and Technology Co., Ltd. (“Shenzhen Kushiduo”)(ii)(iv)	12.5%	10.00%
Shanghai Guozhi Electronic Technology Co., Ltd. (“Shanghai Guozhi”)	21.00%	16.80%
Guangzhou Wucai Information Technology Co., Ltd.(“Guangzhou Wucai”) (v)	10.00%	—
Guangzhou Hongsi Network Technology Co., Ltd.(“Guangzhou Hongsi”)	19.90%	19.90%
Tianjin Kunzhiyi Network Technology Co., Ltd.(“Tianjin Kunzhiyi”) (iv)	19.99%	—
Chengdu Diting Technology, Co., Ltd. (“Chengdu Diting”) (iv)	13.27%	12.74%
Suzhou Heidisi Network Technology Co., Ltd.("Suzhou Heidisi") (ii) (v)	19.90%	—
Xiamen Diensi Network Technology Co., Ltd.("Xiamen Diensi") (i)(ii)(iv)	15.00%	14.25%
Nanjing Qianyi Video Information Technology Co., Ltd.("Nanjing Qianyi") (ii)(iii)	20.00%	—
11.2 Capital I, L.P. ("11.2 Capital") (ii)	2.24%	2.05%
Cloudtropy (i)(ii)	1.13%	9.69%
Shanghai Lexiang Technology Co., Ltd. ("Shanghai Lexiang") (i)	—	15.00%
Hangzhou Feixiang Data Technology Co., Ltd. ("Hangzhou Feixiang") (i)	—	20.00%
Shenzhen Meizhi Interactive Technology Co., Ltd. ("Meizhi Interactive") (i)(iv)	—	8.13%
Beijing Yunhui Tianxia Technology Co., Ltd. ("Yunhui Tianxia") (i)	—	7.50%
Arashi Vision Interative (Cayman) Inc. ("Insta 360") (i)	—	11.46%

Cloudin Technology (Cayman) Limited ("Cloudin") (i)	—	4.47%
Shenzhen RenJian RenAi Networking Technology Co., Ltd. (“RenJian RenAi”)	—	—

F- 44

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.	Long-term investments (Continued)

(i)	In 2016, the Group made an equity investment in a privately-held company, Big Data, of USD 1,442 thousand for 43.16% equity interest. The Group classified Big Data as an equity method investment as it had only significant influence instead of control over Big Data.

In 2016, the Group also made equity investments in seven unrelated privately-held companies for aggregate consideration of USD 28,242 thousand. The shares held by the Group are not in-substance common stock and therefore the Group accounted for these investments according to ASC 320 as equity activities using the cost method. In addition, the Group increased its investment in Cloudtropy from 1.13% to 9.69% equity interest at a consideration of USD 3,780 thousand. The Group also participated in a new round of financing of Xiamen Diensi to the extent of USD 700 thousand while the Group’s equity interest in Xiamen Diensi diluted from 15% to 14.25% by other investors.

(ii)	In 2015, the Group made equity investments in five more unrelated privately-held companies. The shares held by the Group are not in-substance common stock and therefore the Group accounted for these investments according to ASC 320 as equity activities using the cost method. In August 2015, the Group increased investment of USD 39 thousand to purchase 25 thousand shares of Shenzhen Kushiduo. As a result, the Group's ownership interest in Shenzhen Kushiduo increased from 10% to 12.5%.

(iii)	In January 2016, the Group disposed of 9% interest in Guangzhou Yuechuan with a carrying value of USD 701 thousand at a consideration of approximately USD 1.3 million. As a result of the disposal, the Group’s interest in Guangzhou Yuechuan decreased from 19.13% to 10.13% and transferred this investment from equity method to cost method as the Group no longer has significant influence over this investee. At the same time, Guangzhou Yuechuan also issued certain new shares to a third party and the Group’s interest in Guangzhou Yuechuan diluted from 10.13% to 9.3% with a dilution gain of USD 69 thousand arising from the deemed disposal. In addition, the Group also disposed of its entire interest in Nanjing Qianyi with a carrying value of USD2.16 million and RenJianRenAi with a carrying value of USD58 thousand (after an impairment of USD230 thousand made during 2016 against its carrying value). These disposals resulted in a disposal gain of USD 626 thousand recognized in the other income, net (note 25).

(iv)	In May 2014, the Group obtained the right to appoint a director to Chengdu Diting and thus had one out of five seats on the board of directors of this investee. Given the existence of significant influence, the Group started to apply equity method in May 2014 although the Group's ownership interest in Chengdu Diting decreased from 19.9% to 16.58% because Chengdu Diting issued new shares to a third party for a total consideration of RMB 10 million (USD 1,627 thousand). In April of 2015, the new investor of Chengdu Diting injected capital of RMB 39.07 million (USD 6.39 million). As a result of the transaction, the Group 's ownership interest in Chengdu Diting was diluted from 16.58% to 13.27%. So the recognition of Chengdu Diting's ownership for the Group transferred from equity method to cost method. The Group recorded a dilution gain of RMB 4.38 million (USD 702 thousand) arising from the sale of shares by the investee to third parties at a price in excess of the per share carrying value of the shares owned by the Group in 2015.

In 2016, in addition to a dilution gain arising from deemed disposal of equity investment in Guangzhou Yuechuan of USD 69 thousand (note 11(iii)), the Group also recorded dilution gains from cost methods investments in Xiamen Diensi, Meizhi Interactive, Chengdu Diting and Kushiduo of USD 100 thousand, USD 84 thousand, USD 248 thousand and USD 188 thousand, respectively arising from the sale of shares by these investees at a price in excess of the per share carrying value of the shares owned by the Group.

(v)	In September of 2015, Tianjin Kunzhiyi suffered from financial difficulties and lost most of its core R&D staff. As a result, new games couldn't be promoted as committed in investment agreement with the Group. The Group recognized impairment of RMB 5 million (USD 802 thousand) for its interest in Tianjin Kunzhiyi as considered necessary.

In 2016, in addition to impairment of RenJian RenAi (note 11 (iii)), the Group also recognized impairment against its investments in Guangzhou Wucai, Suzhou Heidisi, and Shanghai Guozhi of USD 301 thousand, USD 597 thousand and USD 526 thousand, respectively after considering the latest operation status and financial and liquidity position.

F- 45

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

12.	Deferred revenue and income

(In thousands)	December 31, 2015	December 31, 2016
Deferred revenue
Membership subscription revenues	24,502	22,115
Online game revenues (i)	1,120	1,490
Deferred income
Government grants (ii)	4,032	4,195
Reimbursement from the depository (iii)	842	814
Total	30,496	28,614
Less: non-current portion (iv)	(5,383)	(4,082)
Deferred revenue and income, current portion	25,113	24,532

(i)	The estimated lives of the user relationship extended, as result of change in accounting estimate of the lives of online game. Accordingly, the portion recognized as deferred revenue of online game increased.

(ii)	In March and June of 2016, the Group received government grant of USD 2.5 million. This government grant was recognized as deferred income and amortized in 5 years under the property, plant and equipment depreciation policy.

(iii)	In August 2016, the Company received from its depositary bank a reimbursement of USD 0.27 million, net of withholding tax of USD 0.6 million. This reimbursement was recognized as deferred income and amortized over the depositary service period of 5 years.

(iv)	As of December 31, 2016, the non-current portion included membership subscription revenue of USD 820 thousand (2015: USD719 th0usand), government grants of USD2,719 thousand (2015: USD4,032 thousand), and reimbursement from the depositary of USD543 thousand (2015: USD632 thousand).

F- 46

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

13.	Accrued liabilities and other payables

(In thousands)	December 31, 2015	December 31, 2016
Payroll and welfare	10,570	11,322
Agency commissions and rebates—online advertising	2,443	2,297
Payables for advertisement on exclusive online games	1,643	1,521
Receipts in advance from customers (note a)	—	5,538
Tax levies	1,605	1,864
Payables for purchase of equipment	4,999	3,235
Legal and litigation related expenses (Note 26)	2,601	2,904
Professional fees	908	1,007
Staff reimbursements	611	452
Rental expense	4	5
Payables for proceeds from selling exercised stock options	177	352
Payables for gaming distribution	158	147
Payables to Nesound	622	807
Others	1,038	1,680
Total	27,379	33,131

note a:    Receipts in advance from customers represents prepayment from a customer in respect of CDN and advertisements services.

14.	Cost of revenues

Cost of revenues from continuing operations (In thousands)	Years ended December 31,
	2014	2015	2016
Bandwidth costs	33,545	37,218	55,135
Content costs, including amortization	—	338	692
Payment handling fees	11,305	9,087	6,967
Depreciation of servers and other equipment	5,102	4,873	5,848
Games revenue sharing costs and others (note)	5,803	8,518	11,677
Total	55,755	60,034	80,319

Note: gaming revenue sharing costs and others mainly include gaming sharing costs, cost of ZQB and cost of live video.

15.	Redeemable convertible preferred shares

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

The major assumptions used in calculating the fair value of the Series D warrants include:

	February 6, 2014
Spot price(1)	4.47
Risk-free interest rate(2)	0	%*
Volatility rate(3)	0	%*
Dividend yield(4)	—

*	Given that the maturity date of Series D warrant was February 6, 2014, the volatility rate and risk-free interest rate did not affect the valuation of the warrant on February 6, 2014.

The major assumptions used in calculating the fair value of the Series E warrants include:

March 5, 2014
Spot price(1)	3.31 - 4.65
Risk-free interest rate(2)	0.04% - 0.12%
Volatility rate(3)	38.39% - 38.81%
Dividend yield(4)	—

(1)	Spot price – based on the fair value of 100 percent equity interest of the Company which was allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios. For the valuation on March 5, 2014 and March 31, 2014, the probability of the occurrence of an IPO is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%

(2)	Risk-free interest rate – based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)	Volatility – based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)	The Company has no history or expectation of paying dividends on its common shares.

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

	Year ended December 31,2013	Year ended December 31,2014
Beginning balance	35,990	40,290
Deemed dividend to Series D shareholder from its modification	—	279
Accretion of Series D to convertible redeemable preferred shares redemption value	4,300	1,870
Repurchase of preferred shares	—	(15,003)
Deemed dividend to preferred shareholders upon IPO	—	4,008
Converted to common shares upon IPO	—	(31,444)
Ending balance	40,290	—

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

Modification in 2012

Upon issuance of Series D preferred shares in January 2012 as discussed in note 15, the Company adjusted the Series C conversion price from USD5.24 to USD4.14 per share; and obtained an exclusive option to purchase at any time within 12 months after the date of the conversion for all, but not less than all, of Series C preferred shares at the purchase price of USD4.607 per common share. The Series C conversion price could be adjusted for any share dividends, sub-division and consolidation, and unpaid dividend. As a result of this modification, the Company would issue a total of 7,248,293 common shares on a fully-converted basis of the original 5,728,264 Series C preferred shares when the conversion right is exercised by the holder. Other terms of the Series C preferred shares including the original liquidation rights remained unchanged.

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

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD0.00025 par value per common share as of December 31, 2016. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2015 and 2016, there were 339,319,115 and 330,545,000 common shares outstanding, respectively.

F- 61

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.	Repurchase of shares

The following table is a summary of the shares repurchased by the Company during 2016 under the Repurchase Program. No shares were repurchased during 2016 except during the months indicated and all shares were purchased through privately negotiated transactions as a mean of exercising share options from Xunlei’s employees and publicly purchasing from the open market pursuant to the Repurchase Program:

Periods	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Average Price Paid Per ADS
March 15 – March 30	408,985	6.22
April 1– April 14	457,900	6.61
May 2 – May 31	449,696	6.28
June 9 – June 30	111,459	5.24
July 1 – July 29	555,357	5.33
August 1 – August 30	229,695	5.83
September 6 – September 30	15,467	5.33
October 13 - October 27	31,400	5.11
November 18 – November 30	21,229	4.61
December 2 – December 30	173,312	4.02
Total	2,454,500

Note a	In January 2016, our board of directors authorized a share repurchase program, whereby the Company may repurchase up to US$20 million of common shares or ADSs from January 27, 2016 to December 31, 2016 through the same means as the Repurchase Program. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by management, including through Rule 10b5-1 share repurchase plans. The Company publicly announced the Repurchase Program on January 26, 2016.

Note b	During the year ended December 31, 2016, 2,454,500 ADSs purchased at an aggregate consideration of USD 14,319 thousand under the Repurchase Program. Due to the expiration of the Repurchase Program, the remaining unused amount of approximately USD 5.7 million was no longer available for repurchase after December 31, 2016.

19.	Non-controlling interest

Non-controlling interest includes the interest owned by a shareholder of the Company in a subsidiary of the consolidated VIE.

In February 2010, Shenzhen Xunlei set up a new subsidiary named Xunlei Games Development (Shenzhen) Co., Ltd. (“Xunlei Games”) and holds 70% of its equity interest. A shareholder of the Company contributed RMB 3,000 thousand (equivalent to USD439 thousand) and holds 30% equity interest in Xunlei Games, which was accounted for as a non-controlling interest of the Group.

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

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Option Plan (“the 2010 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group’s business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The amount of shares available for such grants as of December 31, 2016 is 4,677,465.

On June 11, 2014, our board of directors decided to extend the contractual life for certain vested share options to June 11, 2015, because the maturity date of these options was from June to December in 2014, whereas, the lock-up period for the shares was 6 months from the IPO closing date, i.e. June 24, 2014, which would result in the expiration of these options before the exercise. The incremental share-based compensation of USD768 thousand is recognized at the time of modification.

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

F- 63

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Share-based compensation (Continued)

2010 share incentive plan (Continued)

The following table summarizes the share option activity for the years ended December 31, 2014, 2015 and 2016:

	Number of share options	Weighted average exercise price (USD)	Weighted- average grant-date fair value (USD)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Outstanding, December 31, 2014	9,940,285	1.88		1.95	3,067
Vested and expected to vest at December 31, 2014	9,642,307	1.86	0.49	1.87	3,057
Exercisable at December 31, 2014	9,129,958	1.81	0.41	1.49	3,042
Granted	561,705	0.88	0.76
Forfeited	(1,494,922)	3.22
Expired	(3,606,304)	1.78
Converted to restricted shares	(80,000)	2.40
Exercised	(3,189,944)	0.25		4.46	556
Outstanding, December 31, 2015	2,130,820	2.13
Vested and expected to vest at December 31, 2015	1,008,645	1.76	0.73	4.62	464
Exercisable at December 31, 2015	1,430,870	2.16	0.86	4.03	406
Granted	-	-	-
Forfeited	(14,375)	3.21
Expired	(182,510)	2.22
Converted to restricted shares	-	-
Exercised	(440,465)	1.81
Outstanding, December 31, 2016	1,493,470	2.65		3.39	6
Vested and expected to vest at December 31, 2016	1,440,923	2.67	0.85	3.24	6
Exercisable at December 31, 2016	1,217,050	2.70	0.84	3.20	6

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2016 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2015	1,505,787
Converted from share options	80,000	1.71
Vested	(390,560)
Forfeited	(763,010)
Unvested at December 31, 2015	432,217
Vested and expected to vest at December 31, 2015	367,384
Granted	1,170,000	—
Vested	(274,960)
Forfeited	(384,037)
Unvested at December 31, 2016	943,220
Vested and expected to vest at December 31, 2016	801,737

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

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s common shares as of December 31, 2015 and 2016 and the exercise price.

Total fair values of share options vested as of December 31, 2015 and 2016 were USD 6,297 thousand and USD 6,831 thousand, respectively.

As of December 31, 2015 and 2016, there were USD 1,147 thousand and USD 1,358 thousand of unrecognized share-based compensation costs related to share options, which were expected to be recognized over a weighted-average vesting period of 4.03 and 3.20 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted to employees. The fair values of stock options granted during the years ended December 31, 2014 and 2015 were estimated using the following assumptions:

Options granted to employees

Years ended December 31,	2014	2015
Risk-free interest rate(1)	0.77% to 1.76%	0.77% to 1.76%
Dividend yield(2)	—	—
Volatility rate(3)	40.07% to 43.3%	40.07% to 43.3%
Expected term (in years)(4)	4.13 to 4.58	4.07 to 5.57

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the USD denominated China Government Bond yield as at the valuation dates.

(2)	The Company has no history or expectation of paying dividends on its common shares.

(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)	The expected term is developed by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

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

As of December 31, 2016, 8,664,980 (2015: 7,987,435) restricted shares were granted to certain officers and employees of the Group.

F- 66

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Share-based compensation (Continued)

2013 share incentive plan (Continued)

(1)	5,098,345 of these restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third, and fourth anniversary of the grant date, respectively.

(2)	1,102,430 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(3)	854,405 of these restricted shares will vest over a forty four-month schedule in which one-fourth of the restricted shares shall be vested upon the eighth month, and three-fourth of the restricted shares shall be vested during the remaining thirty six months.

(4)	689,700 of these restricted shares will vest over a four-year schedule in which half, one-fourth, and one-fourth of the restricted shares shall be vested upon the second, third and fourth anniversary of the grant date, respectively.

(5)	640,100 of these restricted shares will vest over a two-year schedule in which half of the restricted shares shall be vested upon the first and second anniversary of the grant date, respectively.

(6)	160,000 of these restricted shares will vest over a one-year schedule in which all of the restricted shares shall be vested upon the first anniversary of the grant date.

(7)	The remaining 120,000 of these restricted shares will vest immediately upon the grant date.

A summary of the restricted shares activities under the 2013 Plan for the years ended December 31, 2014, 2015 and 2016 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2014	8,095,238
Granted	4,233,558	2.89
Vested	(1,563,222)
Forfeited	(3,564,796)
Unvested at December 31, 2014	7,200,778
Vested and expected to vest at December 31, 2014	6,120,662
Unvested at January 1, 2015	7,200,778
Vested	(2,627,815)
Forfeited	(776,565)
Unvested at December 31, 2015	3,796,398
Vested and expected to vest at December 31, 2015	3,226,939
Unvested at January 1, 2016	3,796,398
Vested	(1,520,760)
Forfeited	(561,103)
Unvested at December 31, 2016	1,714,535
Vested and expected to vest at December 31, 2016	1,457,355

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2016, total unrecognized compensation expense relating to the restricted shares was USD 10,138 thousand. 60,000 restricted shares were issued to non-employees and vested as of December 31, 2016.

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

As of December 31, 2016, 14,536,000 restricted shares were granted to certain officers and employees of the Group:

(1)	9,040,500 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(2)	5,400,000 restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third and fourth anniversary of the grant date, respectively.

(3)	9,000 restricted shares will vest over a two-year schedule in which half of the restricted shares shall be vested upon the first and second anniversary of the grant date, respectively.

(4)	The remaining 86,500 restricted shares will vest immediately on the grant date.

A summary of the restricted shares activities under the 2014 Plan for the years ended December 31, 2015 and 2016 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2015	3,896,500
Granted	3,890,500	1.53
Vested	(859,100)
Forfeited	(1,166,500)
Unvested at December 31, 2015	5,761,400
Vested and expected to vest at December 31, 2015	4,897,100
Unvested at January 1, 2016	5,761,400
Granted	6,749,000	—
Vested	(1,262,200)
Forfeited	(971,900)
Unvested at December 31, 2016	10,276,300
Vested and expected to vest at December 31, 2016	8,734,855

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2016, the total unrecognized compensation expense relating to the restricted shares was USD 12,416 thousand. 60,000 restricted shares were issued to non-employees and vested as of December 31, 2016.

Total compensation costs recognized for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Years ended December 31,
(In thousands)	2014	2015	2016
Sales and marketing expenses	66	131	98
General and administrative expenses	6,407	6,701	6,267
Research and development expenses	1,171	2,896	2,983
Total	7,644	9,728	9,348

F- 68

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Basic and diluted net income/ (loss) per share

Basic and diluted net income/ (loss) per share for the years ended December 31, 2014, 2015 and 2016 are calculated as follows:

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Years ended December 31,
	2014	2015	2016
Numerator:
Net income/(loss) from continuing operations	28,269	(2,370)	(23,976)
Net loss from discontinued operations	(18,407)	(12,096)	(207)
Net income/(loss)	9,862	(14,466)	(24,183)
Less: Net (loss) attributable to the non-controlling interest	(950)	(1,299)	(72)
Net income/(loss) attributable to Xunlei Limited	10,812	(13,167)	(24,111)
Accretion of Series D to convertible redeemable preferred shares redemption value	(1,870)	—	—
Contingent beneficial conversion feature of series C to one Series C shareholder	(57)	—	—
Deemed dividend to Series D shareholder from its modification	(279)	—	—
Accretion of Series E to convertible redeemable preferred shares redemption value	(12,754)	—	—
Amortization of beneficial conversion feature of Series E	(4,139)	—	—
Deemed dividend to certain shareholders from repurchase of shares	(14,926)	—	—
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	(49,346)	—	—
Deemed dividend to preferred shareholders upon IPO	(32,807)	—	—
Net loss attributable to Xunlei Limited’s common shareholders	(105,366)	(13,167)	(24,111)
Numerator of basic net loss per share from continuing operations	(86,959)	(1,071)	(23,904)
Numerator of basic net loss per share from discontinued operations	(18,407)	(12,096)	(207)
Numerator for diluted loss per share from continuing operations	(86,959)	(1,071)	(23,904)
Numerator for diluted loss per share from discontinued operations	(18,407)	(12,096)	(207)
Denominator:
Denominator for basic net loss per share-weighted average shares outstanding	194,711,227	335,987,595	334,155,668
Denominator for diluted net loss per share	194,711,227	335,987,595	334,155,668
Basic net loss per share from continuing operations	(0.45)	(0.00)	(0.07)
Basic net loss per share from discontinued operations	(0.09)	(0.04)	(0.00)
Diluted net loss per share from continuing operations	(0.45)	(0.00)	(0.07)
Diluted net loss per share from discontinued operations	(0.09)	(0.04)	(0.00)

F- 69

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Basic and diluted net income/ (loss) per share (Continued)

The following common shares equivalents were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	Years ended December 31,
	2014	2015	2016
Preferred shares—weighted average	93,213,683	—	—
Share options and restricted shares —weighted average	9,041,434	1,673,342	2,902,950

22.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Zhuhai Qianyou	Equity investment of the Group
Hao Cheng	Co-founder and shareholder of the Group
Chuan Wang	Director of the Company
Shenglong Zou	Co-founder and shareholder of the Group
Beijing Millet Technology Co., Ltd. (“Beijing Xiaomi”)	Company owned by a shareholder of the Group
Leading Advice Holdings Limited	Company owned by a Co-founder and shareholder of the Group
Vantage Point Global Limited	Shareholder of the Company
Aiden & Jasmine Limited	Shareholder of the Company
Kingsoft Corporation Limited	Shareholder of the Company
King Venture Holdings Limited	Principal shareholder of the Group (shareholding >=10%)
Xiaomi Venture Limited	Principal shareholder of the Group
Morningside Technology Investments Limited	Principal shareholder of the Group
Shenzhen Xunlei Big Data Information Service Co., Ltd.	Equity investment of the Group
Shenzhen Xunlei Finance Information Service Co., Ltd.	Subsidiary of the Group’s equity investment
Shenzhen Crystal Technology Co., Ltd.	Company owned by a Co-founder and director of the Group
Millet Communication Technology Co., Ltd. (“Millet Communication Technology”)	Company owned by a shareholder of the Group
Beijing Millet Electronic Products Co., Ltd.	Company owned by a shareholder of the Group
Beijing Millet Digital Technology Co., Ltd.	Company owned by a shareholder of the Group
Millet Technology Co., Ltd.	Company owned by a shareholder of the Group
Beijing Millet Payment Technology Co., Ltd.	Company owned by a shareholder of the Group

During the years ended December 31, 2014, 2015 and 2016, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2014	2015	2016
Game sharing costs paid and payable to Zhuhai Qianyou (note a)	402	127	154
Repayment from Hao Cheng	85	—	—
Bandwidth revenue from Millet Technology Co., Ltd.	—	—	316
Technology service revenue from Beijing Xiaomi	303	344	1,010
Bandwidth revenue from Millet Communication Technology Co., Ltd. (note b)	—	—	2,483
Marketing expense to Millet Communication Technology Co., Ltd.	—	—	20
Advertisement revenue from Beijing Xiaomi	871	—	—
Advance to Shenglong Zou	10	—	—
Advance to Chuan Wang	7	—	—
Accrued to Aiden & Jasmine Limited (note c)	1,125	54	54
Accrued to Vantage Point Global Limited (note c)	3,012	146	146

note a – The Company obtained an exclusive game operation right from Zhuhai Qianyou, which is specialized in developing online games. According to the agreement, the Company will share revenues derived by the licensed games with Zhuhai Qianyou.

note b – In 2016, Shenzhen Onething Technology entered into a contract with Millet Communication Technology for the provision of bandwidth to Millet Communication Technology at a mutually agreed price.

note c – In 2014, the Group repurchased 3,860,733 common shares from Aiden & Jasmine Limited (Co founder’s company) for USD10,879 thousand and 10,334,679 common shares from Vantage Point Global Limited (Founder’s company) for USD29,121 thousand. According to the repurchase contract, the Company was entitled to an amount (the “Withheld Price”) to withhold any taxes with respect to this repurchase as required under the applicable laws. If the Sellers (Aiden & Jasmine Limited and Vantage Point Global Limited) have not been specifically required by the applicable governmental or regulatory authority to pay any taxes as required under the applicable laws in connection with the repurchase, after the fifth anniversary of the Closing Date, the Company will pay to the Sellers the Withheld Price with a simple interest thereon at the rate of five percent (5%) per annum (the “repayment price”) from the Closing Date. Therefore, the Withheld Price for Aiden & Jasmine Limited and Vantage Point Global Limited was USD 1,125 thousand (including interest of USD 37 thousand) and USD 3,012 thousand (including interest of USD 100 thousand) respectively. The interest accrued in 2016 was USD 54 thousand and 146 thousand for Aiden & Jasmine Limited and Vantage Point Global Limited respectively.

F- 70

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.	Related party transactions (Continued)

As of December 31, 2014, 2015 and 2016, the amounts due to / from related parties were as follows:

(In thousands)	December 31, 2014	December 31, 2015	December 31, 2016
Amounts due to related parties
Accounts payable to Zhuhai Qianyou	84	38	45
Long-term payable to Aiden & Jasmine Limited	1,125	1,179	1,233
Long-term payable to Vantage Point Global Limited	3,012	3,158	3,304

(In thousands)	December 31, 2014	December 31, 2015	December 31, 2016
Amounts due from related parties
Accounts receivable from Beijing Xiaomi	5	30	95
Accounts receivable from Millet Communication Technology Co., Ltd.	—	—	939
Accounts receivable from Beijing Millet Payment Technologies Limited	—	—	38
Accounts receivable from Shenzhen Xunlei Finance Information Service Co., Ltd.	—	—	5
Other receivable from Shenzhen Crystal Technology Co., Ltd.	—	—	6
Other receivable from Shenglong Zou	10	9	9
Other receivable from Chuan Wang	7	6	5

23.	Taxation

(i)	Cayman Islands

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

On March 16, 2007, the PRC National People’s Congress promulgated the EIT Law, adopting a unified EIT rate of 25%. In addition, the EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the “Circular for Implementation of the Transitional Preferential Policies for the Enterprise Income Tax.” Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which were established in the Shenzhen Special Economic Zone before March 16, 2007, was 25% for each of the years 2014, 2015 and 2016.

F- 71

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

On April 14, 2008, relevant PRC governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise, or HNTE status under the EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%. In April 2009, the State Administration for Taxation, or SAT, issued Circular Guoshuihan 2009 No. 203 stipulating that entities qualified for the HNTE status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15% provided under the EIT Law starting from the year when the HNTE certificate becomes effective. In addition, an entity qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the EIT Law and the relevant regulations. In February 2011, Shenzhen Xunlei obtained the HNTE certificate and has renewed the HNTE certificate in September 2014 for the years ended December 31, 2015, 2016 and 2017, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 15% for the years of 2015, 2016 and 2017.

According to a policy of the PRC State tax bureau, enterprises that engage in research and development activities are entitled to claim 150% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year, or Super Deduction. Shenzhen Xunlei has been claiming this Super Deduction in ascertaining its tax assessable profits and brought forward tax losses from 2009 onwards. In addition, following the approval by the relevant tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities. Accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards. In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the year of 2013 and 2014. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2014, 2015 and 2016 were 10%, 15% and 15%, respectively.

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

Shenzhen Onething was established in 2013 in the Shenzhen Special Economic Zone, the PRC. In 2015, Shenzhen Onething filed for the Qianhai Enterprise, which enables Shenzhen Onething to enjoy the preferential tax rate of 15% as long as it continues to file for Qianhai Enterprise in subsequent years until December 31, 2020. As a result, the applicable tax rate of Shenzhen Onething for the year ended December 31, 2016 was 15%.

The Group’s other subsidiaries and VIE’s subsidiaries, which were established after January 1, 2008, are subject to EIT at a rate of 25%.

F- 72

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Up to December 31, 2016, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that it has no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued as of December 31, 2015 and 2016. The undistributed earnings from the Group’s PRC entities as of December 31, 2015 and 2016 amounted to USD34,313 thousand and USD19,883 thousand, respectively. An estimated foreign withholding taxes of USD3,431 thousand and USD1,988 thousand would be due if these earnings were remitted as dividends as of December 31, 2015 and 2016, respectively.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2016, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

Continuing operations	Years ended December 31,
(In thousands)	2014	2015	2016
Current income tax expenses	397	289	71
Deferred income tax benefits	66	(1,175)	(1,335)
Taxation for the year	463	(886)	(1,264)

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2014	2015	2016
Aggregate dollar effect (in thousands)	2,784	(830)	(1,430)
Per share effect—basic	0.01	0.00	0.00
Per share effect—diluted	0.01	0.00	0.00

F- 73

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

The reconciliation of total tax expense/(benefit) computed by applying the respective statutory income tax rates to pre-tax income/(loss) is as follows:

Continuing operations	Years ended December 31,
(In thousands)	2014	2015	2016
Income tax expense/(benefit) at PRC statutory rate (based on statutory tax rate applicable to enterprises in Shenzhen, China)	7,211	(438)	(6,310)
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	(838)	2,400	2,145
Non-deductible expenses	714	14	12
Effect of Super Deduction available to Shenzhen Xunlei	(1,365)	-	(901)
Effect of tax holiday	(4,613)	(369)	1,430
Change in valuation allowance of deferred tax assets	291	4,750	6,396
Effect on deferred tax assets due to change in tax rates	(103)	(8)	-
Outside basis difference arising from VIE and its subsidiaries in the PRC	478	(2,174)	(5,743)
Expiration of tax loss	51	290	90
Others	(1,363)	(5,351)	1,617
Income tax expense/ (benefit)	463	(886)	(1,264)

The tax effects of temporary differences that give rise to the deferred tax asset and liability balances at December 31, 2015 and 2016 are as follows:

(In thousands)	December 31, 2015	December 31, 2016
Deferred tax assets, current portion:
Net operating loss carried forward (Note a)	417	1,276
Amortization of intangible assets arising from intragroup transactions (Note b)	95	51
Impairment of online game licenses	23	—
Impairment of long-term equity investment	115	—
Allowance for advance to suppliers	120	—
Valuation allowance	(81)	(106)
Deferred tax assets, current portion, net	689	1,221
Deferred tax assets, non-current portion:

Net operating loss carried forward(Note a)	13,016	12,093
Amortization of intangible assets arising from intragroup transactions (Note b)	54	—
Impairment of long-term equity investment	—	348
Allowance for advance to suppliers	—	576
Valuation allowance	(4,477)	(9,745)
Deferred tax assets, non-current portion, net	8,593	3,272

Deferred tax liabilities, non-current portion:
Outside basis difference (Note c)	(6,378)	(635)

F- 74

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Note a: As of December 31, 2016, the Group had tax loss carryforwards of USD 17,363 thousand, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

(In thousands)
2017	775
2018	5,795
2019	3,414
2020	559
2021 and thereafter	6,820
17,363

Note b:	Before 2008, Giganology Shenzhen sold several self-developed software at a market valuation of approximately RMB42 million to Shenzhen Xunlei. Shenzhen Xunlei was entitled to capitalize the amounts as intangible assets for tax purposes and the respective amortization charges could be entitled to claim tax deduction. As a result, this transaction had created a temporary difference between the accounting base (on a group basis) and the tax base (on Shenzhen Xunlei standalone basis) and led to origination of a deferred tax asset.

Note c:	The deferred tax liabilities arising from the aggregate retained earnings and reserves of the VIE and its subsidiaries that are expected to be recovered by Giganology Shenzhen and other affiliates of the Group in the future periods, amounted to USD 25,512 thousand and USD 2,541 thousand as of December 31, 2015 and 2016, respectively.

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2014	2015	2016
Beginning balance	—	(291)	(4,559)
Additions	(291)	(4,268)	(5,292)
Write-off	—	—	—
Ending balance	(291)	(4,559)	(9,851)

In 2014, valuation allowance was provided for net operating loss carryforwards because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of Onething’s future taxable income. In 2015, valuation allowance was provided for net operating loss carry forward of Xunlei Beijing, Xunlei Games and Onething because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of their future taxable income, and the fact that the three entities were not included in the tax strategy plan. In 2016, valuation allowance was provided for net operating loss carryforwards of Xunlei Beijing, Xunlei Games, Onething, Beijing Xunjing and Crystal Interactive because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of their future taxable income, and the fact that the five entities were not included in the tax strategy plan.

F- 75

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

As of December 31, 2016, the tax returns of the Group’s subsidiaries, VIE and its subsidiaries since their respective dates of incorporation are still open to examination.

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

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2015 and 2016.

	Fair value measurements as at December 31, 2015
(In thousands)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant observable inputs (Level 3)
Cash equivalent: time deposits with original maturities less than three months	314,357	—	314,357	—
Short term investments:
Investments in financial instruments	70,328	—	70,328	—
	384,685	—	384,685	—

	Fair value measurements as at December 31, 2016
(In thousands)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant observable inputs (Level 3)
Cash equivalent: time deposits with original maturities less than three months	115,944	—	115,944	—
Short term investments:
Investments in financial instruments	143,131	—	143,131	—
	259,075	—	259,075	—

25.	Other income, net

Continuing Operations	Years ended December 31,
(In thousands)	2014	2015	2016
Subsidy income	2,236	1,902	2,358
Fair value changes of warrants liabilities	8,054	—	—
Investment income from short-term investments	3,471	3,666	4,054
Dilution gains arising from deemed disposal of investment (note 11)	449	702	689
Investment income-disposal of long-term investment (note 11)	—	—	626
Investment loss-impairment of long-term investment (note 11)	—	(802)	(1,654)
Exchange losses	(176)	(2,771)	(354)
Settlement income	489	755	326
Others	(557)	175	458
	13,966	3,627	6,503

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

Total office rental expenses under all operating leases were USD3,068 thousand, USD2,751 thousand and USD2,382 thousand for the years ended December 31, 2014, 2015 and 2016, respectively.

Future minimum payments under non-cancellable operating leases of office rental consist of the following as of December 31, 2016:

(In thousands)
2017	2,969
2018	2,573
2019	1,009
6,551

Bandwidth lease commitments

The Group leases bandwidth in the PRC under non-cancellable operating leases expiring on different dates. Payments under bandwidth leases are expensed on a straight-line basis over the duration of the respective lease periods, including any lease free periods.

Total bandwidth leasing costs for continuing operations under all operating leases were USD 33,545 thousand, USD 37,218 thousand and USD 55,135 thousand for the years ended December 31, 2014, 2015 and 2016. Total bandwidth leasing costs for discontinued operations under all operating leases were USD 6,828 thousand, USD 2,983 thousand and nil for the years ended December 31, 2014, 2015 and 2016.

Future minimum payments under non-cancellable bandwidth leases consist of the following as of December 31, 2016:

(In thousands)
2017	18,651
2018	322
18,973

Capital commitments

As at December 31, 2016, the Group has unconditional purchase obligations for switchboard, servers, office software and construction in process that had not been recognized in the amount of USD 7,527 thousand.

F- 78

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.	Commitments and contingencies (Continued)

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD 1,073 thousand, USD 3,307 thousand and USD 1,669 thousand legal and litigation related expenses for the years ended December 31, 2014, 2015 and 2016, respectively.

Up to April 20, 2017, which is the date when the consolidated financial statements were issued, the Group had 61 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB 89.27 million (USD 12.87 million) which occurred before December 31, 2016 (2015: USD 13.98 million). Of the 61 pending lawsuits, 56 lawsuits were relating to the alleged copyright infringement in the PRC. The Group had accrued for USD 2,062 thousand litigation related expenses in ‘‘Accrued expenses and other liabilities’’ in the consolidated balance sheet as of December 31, 2016 (2015: USD 2,601 thousand), which is the most probable and reasonably estimable outcome.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group’s legal counsel. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 61 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements for that reporting period could be materially adversely affected.

In May 2014, the Group entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and six major U.S. entertainment content providers, which are the members of MPAA. In January 2015, a number of MPAA member studios filed copyright infringement lawsuits against the Group with an aggregate amount of claimed damages of RMB 8.40 million (USD 1.37 million), and the cases are awaiting decision of first instance as of April 20, 2017. As the litigations remain in their preliminary stages and without any further development during the year and up to April 20, 2017, the Group is unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss. Subsequent to December 31, 2016, there were additional claims mainly related to alleged copyright infringement made in the ordinary course of business against the Group. The Group has assessed that none of these claims that occurred between January 1, 2017 and April 20, 2017 will result in the amount accrued materially different from the range of reasonably possible losses in the consolidated financial statements of the Group.

F- 79

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.	Certain risks and concentration

PRC regulations

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online video and online advertising services. Specifically, foreign ownership in an internet content provider or other value-added telecommunication service providers may not exceed 50%. The Group conducts its operations in China principally through contractual arrangements among Giganology Shenzhen, its wholly-owned PRC subsidiary, and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct its resource discovery network, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of its operations in China. The Company conducts all of its operations in China through, Shenzhen Xunlei, a variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. If the Company had direct ownership of Shenzhen Xunlei, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, its operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen’s unilateral termination right. None of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date.

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

As of December 31, 2016, the aggregate retained earnings and distributable reserves of VIE and VIE’s subsidiaries amounted to approximately USD 2,541 thousand (2015: USD 25,512 thousand), which has been included in the consolidated financial statements.

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

PRC regulations (Continued)

Shenzhen Xunlei and its subsidiaries’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include intangible assets, purchased property and equipment. The balances of these assets held by the VIE and its subsidiaries are included in “property and equipment, net” and “intangible assets, net” in the consolidated balance sheet and specifically in the VIE table on the following page. The unrecognized revenue-producing assets mainly consist of license, patents, trademarks, and domain names which are not recorded in the financial statement as they didn’t meet the recognition criteria set in ASC 350-30-25. The licenses stated above primarily consist of licenses that grant the VIE and its subsidiaries the right to produce and broadcast internet, radio, and television programs. One of them is the ICP licenses as described in note 1.

As of December 31, 2016, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, patent applications are being examined by the State Intellectual Property Office of the PRC and also patent application is being reviewed by the United States Patent and Trademark Office.

As of December 31, 2016, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories including trademark registered with the United States Patent and Trademark Office and trademark registered with World Intellectual Property Organization.

F- 81

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.	Certain risks and concentration (Continued)

PRC regulations (Continued)

The following consolidated financial information of the Group’s VIE and its subsidiaries from continuing operations was included in the accompanying consolidated financial statements, before elimination of balances with the Company and its subsidiaries, as of and for the years ended:

	As of December 31,
(In thousands)	2015	2016
Current assets:
Cash and cash equivalents	32,461	40,393
Short-term investments	69,522	28,749
Accounts receivable, net	11,573	14,824
Due from related parties	30	1,083
Deferred tax assets	351	971
Inventories	480	374
Prepayments and other current assets	31,659	15,123
Total current assets	146,076	101,517
Non-current assets:
Equity method investments	9,884	25,479
Deferred tax assets	6,791	1,849
Property and equipment, net	17,991	20,059
Construction in progress	14	574
Intangible assets, net	14,297	11,083
Goodwill	21,896	20,497
Other long-term prepayments	7,430	1,187
Total non-current assets	78,303	80,728
Total assets	224,379	182,245
Current liabilities:
Accounts payable (note a)	33,262	44,162
Due to a related party	38	45
Deferred revenue and income, current portion	24,902	24,260
Income tax payable	2,407	2,253
Accrued liabilities and other payables (note b)	131,312	104,114
Total current liabilities	191,921	174,834
Non-current liabilities:
Deferred revenue and income, non-current portion	4,751	3,539
Total non-current liabilities	4,751	3,539
Total liabilities	196,672	178,373

Note a.	The balance included inter-companies balances with the Company and its subsidiaries of USD 11,626 thousand and USD 9,360 thousand as of December 31, 2015 and 2016, respectively.

Note b.	The balance included inter-companies balances with the Company and its subsidiaries of USD 105,872 thousand and USD 91,477 thousand as of December 31, 2015 and 2016, respectively.

	Years ended December 31,
(In thousands)	2014	2015	2016
Net revenue from continuing operations	132,515	129,198	156,192
Net income / (loss) attributable to Xunlei Limited	12,677	(6,408)	(32,402)

F- 82

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.	Certain risks and concentration (Continued)

PRC regulations (Continued)

	Years ended December 31,
(In thousands)	2014	2015	2016
Net cash provided by operating activities	70,822	41,723	3,565
Net cash (used in)/provided by investing activities	(78,335)	(51,721)	1,859
Net cash provided by financing activities	856	1,055	2,508
	(6,657)	(8,943)	7,932

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

Concentration of customer risk

The top 10 customers accounted for 16%, 26% and 18% of the net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

Credit risk

As of December 31, 2015 and 2016, substantially all of the Group’s cash and cash equivalents were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents.

Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

28.	Subsequent events

Restricted shares grant

In March 2017, 1,130,000 restricted shares had been granted to certain executive officers or employees of the Group under the 2010 share incentive plan.

Repurchase of shares

In the first quarter of 2017, 465,350 common shares had been repurchased from certain executive officers or employees of the Group.

F- 83

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.	Subsequent events (continued)

Investments

In December 2016, the Group agreed to pay USD 3.5 million (RMB 24 million) as the consideration to acquired 80% equity interests in Henan Tourism Information Co., Ltd., a company in Henan, the PRC which engages in internet audio and visual services. This acquisition was not closed as of April 20, 2017.

29.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 2(dd)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 117,728 thousand and USD 124,026 thousand as of December 31, 2015 and 2016, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIE and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

30.	Kingsoft acquisition in 2014

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
33,303

The business combination was completed on September 5, 2014 and the Company has finalised the purchase price allocation. The excess of purchase price over tangible assets and identifiable intangible assets acquired was recorded as goodwill. There was no liability assumed arising from the acquisition. In connection with this acquisition, the Group is obligated to issue share options to replace the unvested awards owned by the employees who are transferred to the Group, the portion of the fair-value-based measure of the replacement award attribute to pre-combination service of USD 303 thousand was allocated to the consideration, while the portion attribute to post-combination service of USD44 thousand was recorded to as share based compensation expense over the remaining vesting period. The acquired goodwill is not deductible for tax purposes. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2014.

F- 84

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

31.	Additional information: condensed financial statements of the Company

Regulation S-X require condensed financial information as to financial position, statement of cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2016.

Condensed balance sheets

(In thousands)	December 31, 2015	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	292,175	273,160
Due from subsidiaries and consolidated VIEs	92,864	101,130
Prepayments and other current assets	1,090	348
Total current assets	386,129	374,638
Non-current assets:
Property, equipment and software, net	—	3
Investments in subsidiaries and consolidated VIEs	68,481	43,447
Total assets	454,610	418,088
Liabilities
Current liabilities:
Accounts payable	55	55
Due to subsidiaries and consolidated VIEs	388	1,862
Deferred revenue and income, current portion	211	272
Accrued liabilities and other payables	1,393	1,695
Total current liabilities	2,047	3,884
Non-current liabilities:
Deferred revenue and income, non-current	632	543
Due to related parties, non-current portion	4,337	4,537
Other long-term payable	845	886
Total liabilities	7,861	9,850
Commitments and contingencies
Shareholders’ equity
Common shares	85	83
Treasury shares 29,558,094 shares as at December 31, 2015 and 38,332,209 shares as at December 31, 2016	7	9
Other shareholders’ equity	446,657	408,146
Total Xunlei Limited’s shareholders’ equity	446,749	408,238
Total liabilities and shareholders’ equity	454,610	418,088

F- 85

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

31.	Additional information: condensed financial statements of the Company (continued)

Condensed statements of operations

	Years ended December 31,
(In thousands)	2014	2015	2016
Revenues	—	—	—
Cost of revenues	(1,673)	(131)	—
Gross loss	(1,673)	(131)	—
Operating expenses
Research and development expenses	—	—
Sales and marketing expenses	—	—	(10)
General and administrative expenses	(996)	(1,314)	(1,193)
Total operating expenses	(996)	(1,314)	(1,203)
Operating loss	(2,669)	(1,445)	(1,203)
Interest income	6,171	5,318	1,521
Interest expense	(163)	(239)	(239)
Other income, net	7,602	(3,261)	715
Loss from subsidiaries and consolidated VIEs	(129)	(13,540)	(24,905)
Income / (loss) before income tax	10,812	(13,167)	(24,111)
Income tax	—	—	—
Net income / (loss)	10,812	(13,167)	(24,111)
Net income attributable to the non-controlling interest	—	—	—
Net income / (loss) attributable to Xunlei Limited’s common shareholders	10,812	(13,167)	(24,111)

Condensed statement of cash flows

	Years ended December 31,
(In thousands)	2014	2015	2016
Cash flows from operating activities
Net cash used in operating activities	(41,485)	(26,069)	(20,312)
Cash flows from investing activities
Net cash (used in) / generated from investing activities	(10,333)	3,812	15,557
Cash flows from financing activities
Net cash generated from / (used in) financing activities	332,412	4,975	(14,260)
Net increase / (decrease) in cash and cash equivalents	280,594	(17,282)	(19,015)
Cash and cash equivalents at beginning of year	28,863	309,457	292,175
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	309,457	292,175	273,160

F- 86