Form 20-F
period 2017-12-31
Xunlei Ltd
filed 2018-04-25
CIK 1510593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-35224

Xunlei Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

7/F Block 11, Shenzhen Software Park
Ke Ji Zhong 2nd Road, Nanshan District
Shenzhen, 518057
The People’s Republic of China
(Address of principal executive offices)

Naijiang (Eric) Zhou, Chief Financial Officer
Telephone: +86-755-8633-8443

Email: zhounaijiang@xunlei.com
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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 333,643,560 common shares (excluding 21,714,505 common shares issued to our depositary bank for the purpose of bulk issuance and 13,519,144 common shares issued to Leading Advice Holdings Limited, our employee share incentive platform) as of December 31, 2017.

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

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. On December 29, 2017, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.5063 to US$1.00.

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

The following tables present the selected consolidated financial information of our company. The selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013, 2014 and 2015, reflect the impact of retrospective adjustments for our divestiture of Xunlei Kankan and web game business in July 2015 and January 2018, respectively, which has been classified as discontinued operations.

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

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues, net of rebates and discounts	107,440	117,121	104,837	140,985	201,911
Business tax and surcharges	(3,447)	(1,535)	(316)	(779)	(1,328)
Net revenues	103,993	115,586	104,521	140,206	200,583
Cost of revenues	(50,235)	(55,737)	(59,250)	(79,928)	(117,876)
Gross profit	53,758	59,849	45,271	60,278	82,707
Operating expenses(1)
Research and development expenses	(20,882)	(27,626)	(35,762)	(61,169)	(66,947)
Sales and marketing expenses	(9,714)	(12,265)	(12,411)	(14,601)	(19,888)
General and administrative expenses	(18,613)	(26,823)	(28,619)	(26,010)	(36,517)
Assets impairment loss	—	—	—	—	(13,556)
Total operating expenses	(49,209)	(66,714)	(76,792)	(101,780)	(136,908)
Operating (loss)/income	4,549	(6,865)	(31,521)	(41,502)	(54,201)
Interest income	1,189	6,733	5,833	2,158	1,967
Interest expense	—	(163)	(239)	(239)	(239)
Other income, net	4,680	13,966	3,627	6,503	7,880
Shares of (loss)/income from equity investees	25	(259)	(12)	(195)	(1,875)
(Loss)/income from continuing operations before income tax	10,443	13,412	(22,312)	(33,275)	(46,468)
Income tax benefit	1,400	1,835	3,745	2,469	2,252
Net (loss)/income from continuing operations	11,843	15,247	(18,567)	(30,806)	(44,216)

Discontinued operations:
Income/(loss) from discontinued operations	(711)	(5,010)	9,008	7,791	7,538
Income tax expense	(753)	(375)	(4,907)	(1,168)	(1,131)
Net income/(loss) from discontinued operations	(1,464)	(5,385)	4,101	6,623	6,407
Net (loss)/income	10,379	9,862	(14,466)	(24,183)	(37,809)
Less: net loss attributable to the non-controlling interest	(283)	(950)	(1,299)	(72)	13
Net (loss)/income attributable to Xunlei Limited	10,662	10,812	(13,167)	(24,111)	(37,822)

Contingent beneficial conversion feature of series C to a series C shareholder	—	(57)	—	—	—
Deemed dividend to series D shareholder from its modification	—	(279)	—	—	—
Accretion of series D to convertible redeemable preferred shares redemption value	(4,300)	(1,870)	—	—	—
Accretion of series E to convertible redeemable preferred shares redemption value	—	(12,754)	—	—	—
Amortization of beneficial conversion feature of series E	—	(4,139)	—	—	—
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	—	(49,346)	—	—	—
Deemed dividend to certain shareholders from repurchase of shares	—	(14,926)	—	—	—
Deemed dividend to preferred shareholders upon initial public offering	—	(32,807)	—	—	—
Allocation of net income to participating preferred shareholders	(4,094)	—	—	—	—
Net (loss)/income attributable to Xunlei Limited’s common shareholders	2,268	(105,366)	(13,167)	(24,111)	(37,822)
Weighted average number of common shares outstanding
Basic	61,447,372	194,711,227	335,987,595	334,155,668	331,731,963
Diluted	76,065,898	194,711,227	335,987,595	334,155,668	331,731,963
Net (loss)/income per share attributable to Xunlei Limited from continuing operations
Basic	0.06	(0.51)	(0.05)	(0.09)	(0.13)
Diluted	0.05	(0.51)	(0.05)	(0.09)	(0.13)
Net income/(loss) per share attributable to Xunlei Limited from discontinued operations
Basic	(0.02)	(0.03)	0.01	0.02	0.02
Diluted	(0.02)	(0.03)	0.01	0.02	0.02
Net loss attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic		(2.70)	(0.20)	(0.36)	(0.57)
Diluted		(2.70)	(0.20)	(0.36)	(0.57)

*	We sold our Xunlei Kankan business and web game business in July 2015 and January 2018, respectively. As a result, Xunlei Kankan and web game business are accounted for as discontinued operations and our consolidated statements of comprehensive operations data in this annual report separate the discontinued operations from our remaining business operations for all years presented.

Notes:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	(in thousands of US$)
	2013	2014	2015	2016	2017
Research and development expenses	973	1,171	2,896	2,983	2,442
Sales and marketing expenses	43	66	131	98	88
General and administrative expenses	1,080	6,407	6,701	6,267	5,800
Total share-based compensation expenses	2,096	7,644	9,728	9,348	8,330

(2)	Each ADS represents five common shares. Net income/(loss) attributable to holders of common shares of Xunlei Limited per ADS is calculated based on net income/(loss) per share attributable to Xunlei Limited and multiplied by five.

	For the Year Ended December 31,
	(in thousands of US$)
	2013	2014	2015	2016	2017
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	93,906	404,275	361,777	199,504	233,479
Short-term investments	40,993	29,427	70,328	181,960	138,915
Total current assets	193,806	501,953	457,669	412,305	430,783
Total assets	244,403	580,362	538,361	509,795	533,437
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of USD24,504, USD33,262, USD44,162 and 68,469 as of December 31, 2014, 2015 and 2016, 2017 respectively)	39,820	14,937	21,736	33,376	49,819
Total current liabilities	105,385	103,020	76,736	93,405	141,696
Total liabilities	124,835	123,341	93,680	103,545	150,600
Mezzanine equity	40,290	—	—	—	—
Total Xunlei Limited’s shareholders’ equity	79,194	457,891	446,749	408,238	384,997
Non-controlling interest	84	(870)	(2,068)	(1,988)	(2,160)
Total liabilities, mezzanine equity and shareholders’ equity	202,204	580,362	538,361	509,795	533,437

	For the Year Ended December 31,
	(in thousands of US$)
	2013	2014	2015	2016	2017
Selected Consolidated Statements of Cash Flows Data:
Net cash generated from operating activities	85,533	48,202	13,764	16,970	(14,216)
Net cash used in investing activities	(78,352)	(70,546)	(54,982)	(158,335)	35,208
Net cash generated from/(used in) financing activities	2,487	333,268	5,030	(11,041)	2,561
Net increase/(decrease) in cash and cash equivalents	9,668	310,924	(36,188)	(152,406)	23,553
Effect of exchange rates on cash and cash equivalents	2,332	(555)	(6,310)	(9,867)	10,422
Cash and cash equivalents at beginning of year	81,906	93,906	404,275	361,777	199,504
Cash and cash equivalents at end of year	93,906	404,275	361,777	199,504	233,479

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We launched our then core product, Xunlei Accelerator, in 2004 and cloud acceleration subscription services in 2009 to enable users to quickly access and consume digital media content. These cloud acceleration products have maintained nationwide popularity in the past few years. Coupled with our core products and services, we also provide a range of internet value-added services. Our business model currently is undergoing significant innovation and continued transition to mobile internet. We have also been putting efforts in the launch and expansion of new services and product offerings, such as cloud computing products and products based on blockchain technology. The evolving business model and expansion into the new services involve new risks and challenges. The profitability of our new initiatives has yet to be proven. For example, although our mobile acceleration plug-in, has been officially adopted by Xiaomi’s operating systems and installed on Xiaomi phones, we cannot assure you that we will be able to form significant business partnerships with major smartphone makers other than Xiaomi so as to achieve broader acceptance of the Xunlei mobile products. We may also not be able to maintain the rapid growth of revenues from our mobile advertising, from which we generated revenues for the first time in the fourth quarter of 2015. As a result, our mobile strategy may not be successful.

We are also devoting significant energy and resources to continue to develop our ongoing innovation in crowdsourcing for idle uplink capacity and potentially storage from our users, which we refer to as Project Crystal or our cloud computing project. Our cloud computing project targets to utilize our users’ computing power for capacity and storage in the same way our traditional acceleration products utilize users’ idle uplink establishing and indexing files. After years of financial and managerial investments in this project, we have seen a preliminary success on our efforts. Revenue generated from our cloud computing business accounted for 32.6% of our total revenue in 2017. However, substantial uncertainties on the future development of our cloud computing business still exist and we cannot assure you as to its future prospects. For example, the technologies supporting our cloud computing business are relatively new and are rapidly evolving. Any failure in our exploration and application of these new technologies could lead to unsatisfactory project outcomes and could significantly and adversely impact our operating results. To further develop our cloud computing business and at the same time explore emerging blockchain technology, we launched OneThing Cloud, a hardware device of our cloud computing business, which can be used as remote downloader, personal cloud storage and file management device, and LinkToken, which is renamed from OneCoin, a type of digital tickets based on blockchain technology, in 2017. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information. The launch of these new products involves certain risks and uncertainties. For example, in connection with our OneThing Cloud and LinkToken, which is renamed from OneCoin, two putative class action lawsuits have been filed in the United States District Courts for the Southern District of New York against the Company and certain of our current and former officers and directors, alleging that the defendants made material misstatements omissions on the premise that they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (RJS). See “—We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings” for more details. In addition, there are also certain regulatory risks associated with our LinkToken. For more details, please see “—Our LinkToken may be subject to various regulatory risks in China which may result in penalties that could have a material adverse effect on our business and results of operations.” If any of the foregoing were to happen, other than administrative penalties we may be imposed, our business operations, financial results and the price of our ADSs may be adversely affected.

In addition to uncertainties of our new initiatives, our traditional PC-based download acceleration subscriptions also experienced declines, partly due to the ongoing and intensified government scrutiny of internet content in China. Although we continue to enhance and update our products in order to make them attractive to our subscribers, our efforts may not be successful. Our subscriber base decreased from 4.4 million as of December 31, 2014 to 4.3 million as of December 31, 2017. See “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.” and “—Risks Related to Doing Business in China— Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

Due to the abovementioned factors, our historical growth rate may not be indicative of our future performance and our new business initiative may not be successful, and we cannot assure you that we will grow at the same rate as we did in the past, if at all.

Our business currently focuses on the PRC market. We may face additional risks and uncertainties if we expand our business into overseas markets in the future. As we have very limited in operating our business in overseas markets, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively in overseas markets. In addition, trade barriers, such as import and export restrictions, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other risks such as increased compliance costs or political instability may also expose us to additional risks and uncertainties if we expand our business to overseas markets.

Our LinkToken may be subject to various regulatory risks in China which may result in penalties that could have a material adverse effect on our business and results of operations.

In connection with our new efforts in the development of cloud computing and exploration of emerging blockchain technology, we also created LinkToken in 2017 based on blockchain technology. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information. The LinkToken is related to our cloud computing services. By voluntarily participating in our OneThing reward program while using our OneThing Cloud device, users can be rewarded with LinkToken, which can be used to redeem for our product and services. LinkToken cannot be transferred among users in China. On September 4, 2017, six PRC regulatory agencies, namely People’s Bank of China, the Office of the Central Leading Group for Cyberspace Affairs, MIIT, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission, China Insurance Regulatory Commission, jointly promulgated the Announcement on Preventing Token Fundraising Risks, to strengthen the administration of the initial coin offerings (“ICOs”) activities. Pursuant to the announcement, “token fundraising” is referred to as a process where fundraisers, issue or distribute so-called “cryptocurrencies” to investors who make financial contributions in the form of “virtual currencies” such as Bitcoin or Ether. All fundraising activities through token issuance are prohibited. In addition, token trading platform should not engage in (i) the exchange between any statutory currency with tokens and “virtual currencies”, (ii) trade or trade as central counterparties the tokens or “virtual currencies”, and (iii) provide pricing, information agency or other services for tokens or “virtual currencies.” While being rewarded with LinkToken by using our OneThing Cloud, users do not make financial contributions in any form of cryptocurrencies. LinkToken cannot be transferred among users in China. As a result, we do not believe our LinkToken involves fundraising activities through token issuance, nor do we believe that we will be deemed as a token trading platform, which is operated under a completely different business model. However, we cannot assure you that relevant PRC authorities will have the same view with us and substantial uncertainties exist regarding the interpretation and implementation of relevant PRC laws and regulations. If relevant PRC authorities decide that our operation of LinkToken is not in compliance with current laws and regulations, regulatory restrictions may be imposed on us or we may even be required to discontinue relevant business. In addition, the blockchain technology and other related technologies are evolving rapidly, new laws and regulations may be adopted from time to time by relevant PRC authorities to impose additional restrictions or require licenses or permits for the operation of businesses that are similar to our LinkToken. Were that to happen, we may be subject to additional regulatory risks and business and results of operations, as well as the price of our ADSs may be adversely affected.

We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.

Our platform had approximately 145 million monthly unique visitors in December 2017 according to our internal record. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

Our number of subscribers experienced a decline in the past partly due to the intensified scrutiny over internet content from the Chinese government, and may experience further downward pressure in the future. With a government campaign against inappropriate internet content launched in April 2014, we have had to increase the monitoring of content on our platform. All the measures we adopt in response to increasing regulatory scrutiny may materially and adversely affect user experience on our platform and make our services less attractive to our subscribers, leading to a decline in the number of subscribers. We saw a reduction in the number of total subscribers of 4.4 million as of December 31, 2014, and permitted temporary suspension of services by about 350,000 existing subscribers as of December 31, 2014. Although the permitted temporary suspension of services gradually reduced to 207,000 existing subscribers as of December 31, 2017, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a further decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

In May 2014, we entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and its members, which are six major U.S. entertainment content providers. In that agreement, we agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. After beginning the roll-out for several months, we suspended implementation of the filter but have identified and are in the process of implementing a new filter. Even with the implementation of a new filter, however, our copyright protection measures would not be able to fully protect us against copyright infringement suits. In January 2015, a number of MPAA member studios filed 28 copyright infringement lawsuits against us on 28 video products in the Shenzhen Nanshan District Court in China. The court combined these cases into two cases for trial and entered a judgment on both cases on August 21, 2017. The court held, among others, that we infringed the plaintiffs’ copyright on 13 of 28 video products and were required by the court to compensate the plaintiff for a total of RMB1.4 million. As of the date of this annual report, those cases are awaiting decisions of appellate court. Although we expect that the outcome of these lawsuits would not have a material adverse effect on our financials, we cannot provide you with any estimate as to such outcome or assure you that it would not have material adverse impact upon our business. Even if we won the court ruling for these current proceedings or ultimately reached settlement with MPAA and the relevant members, we cannot assure you that any of these parties would not initiate other proceedings against us. Also see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain content and games in our network or on one or more of our websites infringe their copyrights or the copyrights of third parties. These notices may threaten to take legal actions against us or request us to cease distribution, marketing or displaying such content or games on our network or websites. Claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, such as the legal proceeding initiated by MPAA members or any potential legal proceedings that may be initiated by, for example, the Motion Picture Association of America Inc., with or without merit, may lead to damage awards and/or court orders, diversion of our management’s attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects. In addition, a significant number of these claims relate to content on Xunlei Kankan. We have completed our sale of Xunlei Kankan to a third party buyer in July 2015. As a result, our exposure to claims in relation to intellectual property have significantly decreased, although we still expect to face a number of copyright infringement claims and other related claims in the future in relation to our other products and services.

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

We provide subscribers with limited space to temporarily store content downloaded on our servers for optimal acceleration performance. Subscribers may also request our cloud servers to transmit a file on their behalf and upload it to their properties. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Subscription services.” In addition, certain of our services allow users to upload files after they create accounts with us, converting the files into links and sharing such links with designated persons. We may be liable for transmitting or temporarily storing content or creating links representing content on behalf of our subscribers if such content infringes third-party intellectual property rights, and any such potential legal liabilities could materially and adversely affect our business.

If we are unable to successfully capture and retain the growing number of mobile internet users or if we are unable to successfully monetize our mobile products, our business, financial condition and results of operations may be materially and adversely affected.

An increasing number of users access our products and services through mobile devices, and the transition to mobile internet is a key part of our current business strategies. Products such as Xunlei Accelerator are now available to users from PCs as well as mobile devices, and we intend to continue expanding the number of mobile products we offer. An important element of our strategy to transition to mobile internet is to continue to further develop features for our mobile products and to develop new mobile products to capture a greater share of the growing number of users that access internet services such as ours through mobile devices. For example, we developed Mobile Xunlei, which allows users to search, download and consume digital media content on their mobile devices in a user friendly way. As new laptops, mobile devices and operating systems are continually being released, it is difficult to predict the problems we may encounter in developing our products for use on these devices and operating systems, and we may need to devote significant resources to create, support and maintain these services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products may result in user dissatisfaction with our products, which could damage our brand and have a material and adverse effect on our financial results. In addition, the lower resolution, functionality and memory associated with some mobile devices may make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to attract users. Manufacturers or distributors may establish unique technical standards for their devices and, as a result, our products may not work or work properly or be viewable on all devices on which they are installed. Furthermore, new, comparable products which are specifically created to function on mobile operating systems, as compared to some of our products that were originally designed to be accessed from PCs, and such new entrants may operate more effectively on mobile devices than our mobile products do.

In addition, if we are unable to attract and retain the increasing number of users who access our products through mobile devices, or if we are slower than our competitors in developing attractive services adaptable for mobile devices, we may fail to capture a significant share of an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of users who access our services through mobile devices, we may not be able to successfully monetize them in the future. For example, because of the inherent limitations of mobile devices, we may not be able to provide as many kinds of products on mobile devices as we do on PC, which may limit the monetization potential of our mobile products and services.

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

In addition, user demand for internet content may also shift over time. Currently, internet users appear to have significant demand for multimedia acceleration, online games and online streaming services, and we expect such demand to continue. However, we cannot assure you that the behavior of internet users will not change in the future. If we fail to upgrade our services in response to changes in user demand in an effective and timely manner, the number of our users and advertisers may decrease. Furthermore, changes in technologies and user demand may require substantial capital expenditures in product development and infrastructure. To further expand our user base and offer our users a wider range of access points, we are expanding our business to mobile devices in part through potentially pre-installed acceleration products in mobile phones. In addition, we are continually developing and upgrading products and services, including our cloud computing services, which is expected to utilize the idle capacity of our users, and seeking strategic cooperation with hardware manufacturers such as smartphone makers, which may require significant resources from us. However, if we are not able to perfect our new technologies or to achieve the intended results or if our innovations cannot respond to the needs of our users or if our users are not attracted to our upgraded or new products and services, we may not be able to maintain or expand our user base, and our business, results of operations and prospects may be materially and adversely affected.

Our technologies, business methods and services, including those relating to our resource discovery network, may be subject to third-party patent claims or rights, such as issued patents or pending patent applications, that limit or prevent their use.

We cannot assure you that our technologies, business methods and services, including those relating to our resource discovery network, will be free from claims of patent infringements, and that holders of patents would not seek to enforce such patents against us in China, the United States or any other jurisdictions. We are currently involved in a patent infringement case in China. We believe that we did not infringe the plaintiff’s patent and we are very likely to win the case. As of the date of this annual report, we are still waiting for the court’s decision. Other than the case mentioned above, based on our own analysis, we do not believe that we are currently infringing any third-party patents of which we are aware. However, our analysis may have failed to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our business, and our results of operations could be materially and adversely affected.

The intellectual property protection mechanism we have implemented may not be effective or sufficient and may subject us to future litigation or result in our inability to continue providing certain of our existing services in China.

We may not have obtained licenses for all digital media content available via our services and the scope of the licenses we obtained for certain content may not be broad enough to cover all the methods we currently employ to distribute, market or display such content. For digital media content we have lawfully obtained from an authorized licensor, we may not be able to timely detect the expiration of the licensing period of certain of the content available via our services and disable access to such content via our services in a timely manner. We have been involved in litigations based on allegations from rights owners that we have infringed their copyright interests in such content. Assisted by our intellectual property team dedicated to copyright protection, for example, we have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review the content we license before it is released and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content accessible through our resource discovery network and other services, we generally do not seek to identify infringing content absent receiving any notice of infringement. We have successfully completed our sale of Xunlei Kankan to a third party buyer in July 2015. As a result, our exposure to claims in relation to intellectual property has significantly decreased, and we have been adjusting our monitoring procedures in relation to intellectual property and we expect to devote more resources to the monitoring of content accessible via our core services. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.”

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

We may be subject to claims or lawsuits outside China, such as the United States, by virtue of our listing in the United States, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or for other reasons. We have attracted and expect to continue to attract attention from intellectual property owners outside of China, despite our efforts to control access to our products and services by users outside China. For example, the Recording Industry Association of America filed a letter with the Office of the United States Trade Representative in November 2010 accusing certain of our divested or discontinued products of facilitating intellectual property infringement. Although we take steps to block users logging in from IP addresses that are located in certain jurisdictions, including the United States, from accessing certain of our services, due to technological limitations, such efforts may not be 100% successful, and any unintended access to our services may increase our risk of becoming subject to copyright laws in such jurisdictions. Even if our efforts to block IP addresses located in the United States or other jurisdictions are successful, the uncertainties surrounding the approach to intellectual property and online service providers that the new U.S. administration will take may increase our risk of becoming impacted by copyright laws in such jurisdictions. If we are ever held to be subject to United States copyright law, that could increase our risk of direct or indirect copyright liability for our resource discovery, acceleration or other services. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our website, (iii) discontinue products or services, (iv) disable access through our service to certain sites or content; (v) terminate users; and/or (vi) seek royalty or license agreements that may not be available on commercially reasonable terms or at all.

In addition, as a publicly listed company, we may be exposed to increased risk of litigation. For example, two putative shareholder class action lawsuits have been filed in the United States District Courts for the Southern District of New York against our Company and certain current and former officers and directors of our Company: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No. 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017, to January 11, 2018, plaintiffs allege that certain statements regarding OneCoin, in our press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (RJS), and appointed lead plaintiffs and lead plaintiffs’ counsel. The proceedings are still at an early stage, and the consolidated amended complaint has not yet been filed. As a publicly listed company, we may be involved in more class action lawsuits in the future. While we believe the claims in this lawsuit are without merit, such kind of lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

The revenue model for our live video may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We launched our live video services in February 2016. In 2017, we adjusted our live video business and adopted a revenue model whereby users have free access to live video of various types of content presented by broadcasters but have the options to purchase virtual items. In 2017, revenues from live video services was US$18.0 million, which accounted for 8.9% of our total net revenues in 2017. Almost all of our live video revenue was generated using this revenue model and we expect to continue to generate our live video revenue using this revenue model. Our live video business has experienced rapid growth after its launch, but we cannot assure you that we will be able to continue to achieve a similar or higher growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

Although we factor in industry standards and expected user demand in determining how to optimize virtual item merchandizing effectively, if we fail to properly manage the supply and timing of our virtual items and their appropriate prices, our users may be less likely to purchase these virtual items from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement the virtual items-based revenue model for live video, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

We may fail to offer attractive content for our live video services, or attract and retain talented and popular broadcasters, which may materially adversely affect the operation of our live video services and its results of operations.

We offer comprehensive live video content. Our content library is constantly evolving and growing to meet users’ evolving interests. We actively track viewership growth and community feedback to identify trending content and encourage our broadcasters to create content that caters to users’ constantly changing taste. However, if we fail to continue to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.

In addition, we largely rely on our broadcasters to create high-quality and fun live video content. Popular broadcasters are key to the success of our living streaming services. We have in place a comprehensive and effective incentive mechanism to encourage broadcasters to supply content that are attractive to our users. We have also entered into multi-year cooperation agreements that contain exclusivity clauses with popular broadcasters and the talent agencies they cooperate with. However, if any of those broadcasters and/or the talent agencies decides to breach the agreement or chooses not to continue the cooperation with us once the term of the agreement expires, or if we fail to attract new talented and productive broadcasters, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our results of operations and financial condition.

We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms.

Our live video services enable users to exchange information and engage in various other online activities. Although we require our broadcasters to register their real name, we do not require real-name registration for our users, and hence we are unable to verify the sources of all the information posted by our users. In addition, a majority of the communications on our platforms is conducted real-time, we are unable to timely verify the sources of all information posted thereon or examine the content generated by users before they are posted. Therefore, it is possible that broadcasters and/or users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platforms. If any content on our platforms is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms if they find that we have not adequately managed the content on our platforms. The success of our business depends on our ability to maintain and enhance a strong brand. If we fail to sustain or improve the strength of our brand, we may subsequently experience difficulty in maintaining market share.

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

System failure, interruptions and downtime, including those caused by cyber-attacks or network issues, can result in user dissatisfaction and adverse publicity, and our business, financial condition and results of operations may be materially and adversely affected.

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

The satisfactory performance, stability, security and availability of our websites and our network infrastructure are critical to our reputation and our ability to attract and retain users and advertisers. Our network contains information regarding file index, advertising records, premium licensed digital media content and various other facets of the business to assist management and help ensure effective communication among various departments and offices of our company. Any failure to maintain the satisfactory performance, stability, security and availability of our network, website or technology platform, whether such failure results from intentional cyber-attacks by hackers, from issues with our own technology and team or from other factors beyond our control, may cause significant harm to our reputation and impact our ability to attract and maintain users and business partners. We have put in place various measures to prevent such incidents from happening and internal reporting procedures with respect to such incidents. However, such prevention measures may not function in a way as we expect.

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

Historically, we generate a substantial portion of our revenues from online advertising. Such revenue experienced a decline from US$38.4 million in 2014 to US$4.8 million in 2015 due to our disposal of Xunlei Kankan in July 2015, which historically contributed a significant portion of our advertising revenues and a majority of our advertisers. The revenue from online advertising, however, increased to US$16.9 million in 2016 due to the rapid growth of our mobile advertising since the fourth quarter of 2015. In 2017, the revenue from our online advertising further increased to US$22.5 million due to a higher fee we charged to advertisers for each advertisement placed on our products and platforms. We cannot assure you that we can continue to retain our advertising agencies and advertisers or attract new advertising agencies and advertisers. The number of advertisers (including third party advertising platforms that we cooperate with) that use our online advertising services decreased from 252 in 2014 to 120 in 2015 due to the disposal of Xunlei Kankan in July 2015, and such number further decreased to 112 in 2017. If we cannot retain our existing advertisers or develop new advertisers in the future, our revenues generated from online advertising will be materially and negatively affected. Since our arrangements with third-party advertising agencies are typically one-year framework agreements, such advertising arrangements may be easily amended or terminated without incurring liabilities.

A number of our advertisers are online game operators. The online game and e-commerce industries in China are rapidly evolving, and the growth of these industries and their demand for online advertising services is uncertain and may be affected by factors out of our control. We also have significant brand advertising and are seeking to further expand this portion of advertising. However, we cannot assure you that we will be able to retain existing advertising agencies and advertisers or attract more advertising agencies and advertisers for brand advertising, and if we fail to do so, our business, results of operations and prospects may be materially and adversely affected.

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

If we violate, or a platform provider believes we have violated its terms of service (or if there is any change or deterioration in our relationship with these platform providers), that platform provider could limit or discontinue our access to the platform.  A platform provider could also limit or discontinue our access to the platform if it establishes more favorable relationships with one or more of our competitors or it determines that we are a competitor.  Any limit of, or discontinuation to, our access to any platform could adversely affect our business, financial condition or results of operations.  In September 2016, Mobile Xunlei was removed from Apple’s iOS App Store as a result of alleged possible violations of the developer license agreement between Apple and us. We are still in the process of negotiating with Apple. We cannot assure you that future efforts to re-launch Mobile Xunlei on the iOS App Store will be successful. This will most likely prevent prospective users and existing users from accessing or renewing our services through Apple devices. It is impossible for us to predict the impact in the longer run if Apple continues to deny our mobile applications. Furthermore, other app stores also have the right to update their store policies and if we are deemed to violate its policy and our mobile application are removed from other app stores at the same time, this may significantly harm our mobile strategy.

We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial conditions and results of operations.

Our business is subject to governmental supervision and regulations by the relevant PRC governmental authorities including the State Council, the Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT, the State Administration of Radio and Television, or SAPPRFT, (formerly the General Administration of Press and Publication, Radio, Film and Television (established in March 2013 as a result of institutional reform integrating the State Administration of Radio, Film and Television, and the General Administration of Press and Publication), or GAPPRFT), Ministry of Culture and Tourism (established in March 2018 as a result of institutional reform integrating the Ministry of Culture, and the Ministry of Tourism), or MOCT and other relevant government authorities. Together these government authorities promulgate and enforce regulations that cover many aspects of operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

We are advised by our PRC legal adviser that a license for online transmission of audio-visual programs is required for the display of video content, including live video content, on our platform. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online transmission of audio-visual programs.” We used to be a registered owner of such license when we were operating Xunlei Kankan business. However, when we disposed of Xunlei Kankan business to the purchaser in July 2015, the registered owner of such license was also changed to the purchaser. Our platform and software gather internet audio-video programs and contains user generated live video content, video clips and other media files. Our platform also offers online shows, online games and online drama performances. The broadcasters may also upload their recorded video clips to our platform. The live video industry is relatively new in China. Laws and regulations governing the operation of live video services are also developing and evolving. Substantial uncertainties exist with respect to the interpretation and implementation of the applicable laws and regulations. Relevant PRC government authorities may find that the license for online transmission of audio-visual programs is also required for our gathering and transmission of live video content, video clips and media files. If the relevant PRC authorities consider that we are operating relevant businesses without proper license, they may issue warnings, order us to rectify our violating operations and impose fines on us. In case of severe contravention as determined by relevant authorities in its discretion, they may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times of the amount of the total investment in such operations. We are now in the process of obtaining a new license for online transmission of audio-visual programs and expect to obtain such license in late 2018.

In addition, our cloud computing services provided to the internet users may be deemed to have included the content distribution network (CDN) services. With MIIT’s recent promulgation of the Circular on Clearing up and Regulating the Internet Access Service Market in January 2017, our existing value-added telecommunication services license, or VATS License, must be updated to specifically cover the CDN services, which otherwise was not required in the past. Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, a subsidiary of Shenzhen Xunlei has obtained from the relevant PRC authority an updated VATS License covering the CDN services. “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on telecommunications and internet information services.”

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

Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries, VIE and its subsidiaries are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without such users’ consent. In December 2012 and July 2013, laws and regulations were issued by the Standing Committee of the PRC National People’s Congress and MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of information of users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. In addition, in June 2016 and January 2017, the Cyberspace Administration of China, or CAC, and the Standing Committee of the PRC National People’s Congress issued new laws and regulations to further safeguard cyberspace security.

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

In order to implement our development strategies, including our strategies to transition to mobile internet and continuing efforts on our cloud computing business, we will make continual capital investments in terms of devoting more research and development efforts into investigating user needs and develop new mobile products and update existing ones, continue enhancing the technologies involved in our cloud computing business and provide more frequent updates to our existing products. Thus, we will continue to incur substantial capital expenditures on an ongoing basis, and it may become difficult for us to meet such capital requirements.

To date, we have financed our operations primarily through cash flow from operations and, to a lesser degree, proceeds from private placements of preferred shares and our initial public offering. If we fail to retain a sufficient number of users and continue to convert such users into paying users or subscribers, we may not be able to generate sufficient revenues to cover our business development strategies, including our continued transition to mobile internet and the continued expansion of our cloud computing business, and our business may be materially and adversely affected.

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

The operation of our extensive resource discovery network and cloud computing business require significant upfront capital expenditures as well as continual, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, and in equipment to increase our network capacity. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we continue devoting resources in the development of our cloud computing business and the development and updating of our mobile products. Most of our capital expenditures, such as expenditures on servers and other equipment, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees upfront. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we over-estimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

In addition, bandwidth and other costs are subject to change and are determined by market supply and demand. For example, the market prices for professionally produced digital media content have increased significantly in China during the past few years, and there have been increases in the relevant license fees. In addition, if bandwidth and other providers cease their business with us or raise the prices of their products and services, we will incur additional costs to find alternative service providers or to accept the increased costs in order to provide our services, although we expect that crowdsourced capacity obtained through our cloud computing services may offset some of our bandwidth costs. If we cannot pass on our costs and expenses to our users, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our users, our results of operations may be adversely affected and we may fail to achieve profitability.

If we are unable to collect accounts receivable in a timely manner or at all, our financial condition, results of operations and prospects may be materially and adversely affected.

Certain portion of our advertising revenues is generated from a limited number of advertising agencies. We typically enter into advertising agreements with third-party advertising agencies that represent the advertisers, and under these agreements, the advertising fees are paid to us by the advertising agencies after we deliver our services. In consideration for the third-party advertising agencies’ services, we pay them rebates based on the value of business they bring to us. In addition to our online advertising services, we also generated a large portion of our revenue from the sales of CDN to our customers in 2017. As of December 31, 2017, we have a considerable portion of accounts receivable arising from the sales of CDN. Thus, the financial soundness of our advertisers and advertising agencies, as well as our customers purchasing CDN from us may affect our collection of accounts receivable. We make a credit assessment of our advertisers, advertising agencies and our CDN purchasers to evaluate the collectability of these service fees before entering into any business contracts. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising agency, advertiser or CDN purchaser, as applicable, and any inability of advertisers, advertising agencies or CDN purchasers, especially those that accounted for a significant percentage of our amounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that we have business relationships with demand higher rebates for their agency services, our results of operations will be materially and adversely affected.

We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.

Our online game business used to consist of web game business, mobile game business, and MMOGs. In order to further develop our cloud computing business, we streamlined our overall business and disposed our web game business in January 2018. After the disposal, our online game business currently only operates mobile games and MMOGs. We have exclusive operating agreements with online game developers, under which we gain exclusive rights to certain online games. In addition to offering these games on our own websites, we also have the option of sub-licensing these games to other websites to diversify our game revenue stream. Exclusive arrangements of this type require more initial capital investment in acquiring operating rights for the games, and involve more business risks, such as risks associated with the potential failure to find appropriate sub-licensees for the games or failure to engage a sufficient number of game players to make these games profitable for us. If we are unable to generate sufficient revenues in these markets to obtain sufficient return for our investments, our future results of operations and financial condition could be materially and adversely affected.

In addition, to operate online games in China, a variety of permits and approvals are required. For example, publication of online games, music works and other internet publishing activities are subject to the regulation of the SAPPRFT, which requires operators of online games and other internet publishing services to obtain an internet publication license prior to providing any such services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on internet publication.” Shenzhen Xunlei has obtained an internet publication license for the publication of internet games. However, Shenzhen Xunlei’s internet publication license does not include the publication of music works and other internet publishing activities. Applicable regulations also specify that each online game must be screened and approved in advance by SAPPRFT before it is allowed to be launched online. Also, an imported online game should be approved in advance by MOCT before its initial operation while a domestically developed online game should be filed with MOCT within 30 days of commencing operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online games.” We license from online game developers and operate massive multiplayer online games, or the MMOGs, and we share profits with these developers. We require developers of certain online games to obtain the requisite approvals from SAPPRFT, and make the filings with MOCT, for relevant online games. As of the date of this annual report, most of our online games currently in operation exclusively by us have obtained SAPPRFT’s approval and completed filing with MOCT. However, we cannot assure you that we or such online game developers can obtain SAPPRFT’s approvals or complete the filings with MOCT for all the games in a timely manner or at all. If we or such online game developers fail to obtain these licenses, approvals or filings in a timely manner or at all, the relevant authority may challenge the commercial operation of our online games and determine that we are in violation of the relevant laws and regulations regarding online games, it would have the power to, among other things, levy fines against us, confiscate our income generated from operation of our online games and require us to discontinue our online game business.

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

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In April 2015, the Standing Committee of the National People’s Congress issued the amended Advertisement Law, which took effect on September 1, 2015, to further strengthen the supervision and management of advertisement services. Pursuant to the Advertisement Law, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to specifically regulate internet advertising activities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on advertising business” for details. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the relevant advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, the State Administration for Industry and Commerce, or the SAIC, or its local branches may revoke violators’ licenses or permits for their advertising business operations.

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

The channels for the payment of our services and products typically comprise third-party online system, fixed phone line and mobile phone payment. A significant portion of the payments have been made through our online payment system since 2014. Although we have been able to control our payment handling charges by encouraging our subscribers to use the third-party online system which charges relatively lower levels of handling fees compared with other payment channels, the subscribers may change their habits to make payments through mobile phones or other distribution channels with higher costs. If more and more subscribers use the mobile phone as their payment channels and the cost remains unchanged or even increases in the future, or if we fail to minimize the associated payment handling charges, our results of operations may be adversely affected.

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

Third-party e-commerce platform is a major way for us to sell our OneThing Cloud and collect payments.  If we fail to maintain our relationship with third-party e-commerce platform, the sales of our OneThing Cloud and our cloud computing business may be adversely affected.

In addition to our proprietary distribution channels, we also sell our OneThing Cloud through a major third-party e-commerce platform in China and collect payments from such platform. We are subject to its standard terms and conditions for selling product through its platform, which govern placing of purchase order, transportation and delivery of products, sales returns and payment settlement. If we violate, or if the platform provider believes that we have violated, its terms and conditions, it may discontinue or limit our access to that platform, which could harm the sales of our OneThing Cloud and our cloud computing business.

Disputes with the third-party platform, such as disputes relating to fee arrangements and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all.  If our collaboration with the third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner at terms acceptable to us or at all and the sales of our OneThing Cloud may be adversely affected.  Any failure on our part to maintain good relationships with the third-party e-commerce platform, the sales of our OneThing Cloud could decline, which will have an adverse effect on our business, financial condition and results of operations.

If the e-commerce platform, through which we sell our OneThing Cloud, loses its market position or is no longer popular with users, our ability to reach more users will be limited.  In addition, we would need to identify alternative channels for marketing and selling our OneThing Cloud, which would consume additional resources and may not be effective.

We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed.

We do not maintain our own manufacturing capabilities and rely on contract manufactures to produce our products. We assign the production of OneThing Cloud to a number of manufacturers. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases or other similar problems. In addition, we may not be able to renew contracts with our contract manufacturers or identify alternative manufacturers in a timely manner at terms acceptable to us. If any of the above were to happen, our manufacturing of OneThing Cloud and our cloud computing business may be adversely affected.

We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number or a single source of supply.

All of the components and raw materials used to produce OneThing Cloud are sourced from third-party suppliers, and some of these components are sourced from a limited number of or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, cost increases and quality control issues with the limited sources of suppliers. We may in the future experience component shortages. In the event of a component shortage or supply interruption from suppliers of key components, we will need to identify alternate sources of supply, which can be time-consuming, difficult and costly. We may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our production requirements or to fill our orders in a timely manner. This could cause delays in delivery of our products, harm our relationships with our customers, distributors and users, and adversely affect our results of operations.

We have granted, and may continue to grant, share awards under our share incentive plans, which may result in increased share-based compensation expenses.

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. We adopted a share incentive plan on December 30, 2010, or the 2010 Plan, a second share incentive plan on November 18, 2013, as supplemented, or the 2013 Plan, and a third share incentive plan on April 24, 2014, as supplemented, or the 2014 plan. Under the 2010 Plan, we are authorized to issue a maximum number of 26,822,828 common shares of our company upon exercise of the options or other types of awards (excluding an aggregate of 8,410,200 shares already issued to the directors who are our founders upon exercise of founder options, which were not granted pursuant to the 2010 Plan). As of March 31, 2018, options to purchase a total of 349,815 common shares of our company were outstanding under the 2010 Plan. As of March 31, 2018, 4,830,315 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2010 Plan. Under the 2013 Plan, we are authorized to issue a maximum number of 9,073,732 restricted shares to members of our senior management, counsel or consultant to our company. As of March 31, 2018, 7,089,155 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan. Under the 2014 Plan, we are authorized to issue a maximum number of 14,195,412 restricted shares to our directors, officers, employees and advisors or consultants to our company. As of March 31, 2018, 10,305,350 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2014 Plan. As of March 31, 2018, our unrecognized share-based compensation expenses relating to the restricted shares granted under each of the 2010 Plan, the 2013 Plan and the 2014 Plan amounted to US$8.0 million, US$0.9 million and US$6.4 million, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans” for details.

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

Our success depends on the continual efforts and services of our senior management team. If one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel in our industry is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement (including a non-compete provision) with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system.

In addition, while we often grant additional incentive shares to management personnel and other key employees after their hire dates, the initial grants are usually much larger than subsequent grants. Employees may be more likely to leave us after their initial incentive share grant fully vests, especially if the value of the incentive shares has significantly appreciated in value relative to the exercise price. If any member of our senior management team or other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be impaired.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2017 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2017. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2017 due to one material weakness, one significant deficiency and other control deficiencies in internal control over financial reporting that were identified as of December 31, 2014, which were not remediated as of December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness is related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and the lack of related implementation controls. See “Item 15. Controls and Procedures” for more details. Any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Shenzhen Xunlei or its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. As of the date of this annual report, Mr. Sean Shenglong Zou, our co-founder and director, owned 76% of the equity interest in Shenzhen Xunlei, our variable interest entity. Under the equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders’ performance of their respective obligations under the related contractual arrangements. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. If any of the shareholders of Shenzhen Xunlei, especially Mr. Sean Shenglong Zou due to his significant equity interest in Shenzhen Xunlei, fails to perform his or her obligations under the contractual arrangements, we may have to enforce these agreements to transfer his or her equity interests to another appointee of Giganology Shenzhen.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on tax—PRC enterprise income tax.” We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly-owned subsidiary in China, and Shenzhen Xunlei, our variable interest entity in China and its shareholders, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei, for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

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

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, our variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2017, we had cash or cash equivalents of approximately RMB436.8 million (US$66.9 million) and US$2.8 million located within the PRC, of which RMB313.9 million (US$48.0 million) is held by Shenzhen Xunlei and its subsidiaries. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

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

We may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or variable interest entity and its subsidiaries, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing ones or newly established ones, must complete the record-filing procedures by the Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their respective activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•	loans by us to our variable interest entity, which is a domestic PRC entity, may not exceed the statutory limit, and any medium or long-term loan we extend to our variable interest entity must be recorded and registered by the National Development and Reform Commission and SAFE or its local branches.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular No. 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. On March 30, 2015, SAFE issued SAFE Circular No. 19, which took effect and replaced SAFE Circular No. 142 as of June 1, 2015 and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Policy on the Management of Foreign Exchange Settlement under Capital Account, or SAFE Circular No. 16, which became effective on June 9, 2016. Although SAFE Circular No. 19 and SAFE Circular No. 16 allow for the use of RMB converted from the foreign currency denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for the loans to non-associated companies or issuing inter-company RMB loans. We expect that if we convert the net proceeds we received from our initial public offering into Renminbi pursuant to SAFE Circular No. 16 and SAFE Circular No. 19, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. The business scopes of Giganology Shenzhen and Xunlei Computer include “technical services,” which we believe permits Giganology Shenzhen to purchase or lease servers and other equipment for its own technical data and research and to provide operational support to our variable interest entity and its subsidiaries.

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

The Chinese government intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in subscriber numbers in the past few years. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. To date, we have deleted millions of cached files, blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. In addition, we permitted temporary suspension of services by about 207,000 existing subscribers as of the end of 2017. We may experience still further decline in user and subscriber numbers as we continue in our efforts to comply with the rules and regulations of the Chinese government.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	We only have contractual control over our resource discovery network and cloud computing. We do not own the resource discovery network and cloud computing due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision or CDN services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations. For example, we are providing mobile applications to mobile device users free of charge and we do not believe we, as an internet content provider, need to obtain a separate operating license in addition to the VATS License, which we have already obtained. Although we believe this is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future and if so, we may not qualify or succeed in obtaining such license.

•	Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase our user base. For example, in January 2011, MIIT and seven other PRC central government authorities jointly issued a circular entitled Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games, under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing their online games and are required to monitor the online game activities of minors and suspend the accounts of minors if so required by their parents or guardians. These restrictions could limit our ability to increase our online game business among minors.

•	New laws and regulations may be promulgated that will regulate internet activities, including online video, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•	In June 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, or the Online Game Measures, which became effective on August 1, 2010. The Online Game Measures provide that any entity engaging in online game operation activities should obtain an Online Culture Operating Permit and must meet certain requirements such as a minimum amount of the registered capital. Online game developers are generally involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks in our operation of online games. There exist uncertainties on MOCT’s interpretation and implementation of these measures. If MOCT determines in the future that such Online Culture Operating Permit or relevant requirement apply to the online game developers for their involvement in the online game operations, we may have to terminate our revenue sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For example, in September 2009, GAPPRFT and the National Office of Combating Pornography and Illegal Publications jointly published a notice, or Circular 13, which expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Other government agencies with substantial regulatory authority over online game operations and foreign investment entities in China, such as MIIT and MOCT, did not join GAPPRFT in issuing Circular 13. While Circular 13 is applicable to us and our online game business on an overall basis, to date, GAPPRFT or SAPPRFT has not issued any interpretation of Circular 13 and, to our knowledge, has not taken any enforcement action under Circular 13 against any company that relies on contractual arrangements with affiliated entities to operate online games in China. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

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

In addition, the Chinese government has in recent years intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny over internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. In August 2017, the CAC promulgated the Provisions on the Administration of Internet Comments Posting Services, and the Provisions on the Administration of Internet Forum and Community Services, both of which require providers of relevant services to establish information review and inspection mechanism. As we implemented programs to comply with these regulations, we saw our subscriber numbers decline and may see more subscriber or user decline in the future. See “—Regulation and censorship of information disseminated over the internet in China, recently strengthened, have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from or registration with SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entity may be used to pay off debt in a currency other than the Renminbi owed by our PRC subsidiaries and variable interest entity and its subsidiaries to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If any of our variable interest entity or its subsidiaries liquidates, the proceeds from the liquidation of its assets may be used outside of the PRC or be given to investors who are not PRC nationals. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The State Administration of Taxation, or the SAT, has issued several rules and notices to tighten its scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, which refer to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed a direct transfer of PRC taxable properties, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC enterprise income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. On October 17, 2017, the SAT issued the Public Notice on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, which took effect on December 1, 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698 and amended the rules governing the administration of withholding tax on China-source income derived by the non-resident enterprise. SAT Public Notice 37 also introduced certain key changes to the current withholding regime, such as (i) non-resident enterprise’s withholding obligation for dividend was changed to arise on the date the payment is actually made as opposed to dividend declaration date; and (ii) non-resident enterprise’s obligation to self-report tax within seven days upon withholding agent’s failure to withhold was removed.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC enterprise income tax from the transfer price. If the withholding agent fails to do so, the transferor should report to and pay the PRC enterprise income tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Circular 7 and SAT Public Notice 37, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law which became effective in January 2008 and was amended in February 2017, or the EIT Law, the statutory enterprise income tax rate is 25%. The EIT Law permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules set forth in the Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax promulgated by the State Council on December 26, 2007, and provides tax incentives, subject to various qualification criteria. Pursuant to the circular, the income tax rates for us and our wholly-owned subsidiary established in the Shenzhen Special Economic Zone before March 16, 2007 were 24% for 2011 and are 25% starting from 2012. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Shenzhen Xunlei, our variable interest entity, Shenzhen Wangwenhua, a subsidiary of Shenzhen Xunlei, and Shenzhen Onething currently hold a HNTE certificate and are entitled to enjoy a preferential enterprise income tax rate of 15% for the next three years ended August 2020 (for Shenzhen Xunlei and Shenzhen Wangwenhua) and October 2020 (for Shenzhen Onething). In addition, the PRC government has provided various incentives to accredited “software enterprise” incorporated in the PRC in order to encourage development of the software industry. In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enabled Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the years of 2013 and 2014. In September 2014, Shenzhen Xunlei renewed the certificate of the Hi-Tech Enterprise for the years ended December 31, 2015, 2016 and 2017, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 15% for the years of 2015, 2016 and 2017. Xunlei Computer has been accredited as a “software enterprise” and become profitable since 2013 and thus enjoys a two-year income tax exemption for 2013 and 2014 and a 50% income tax reduction for 2015, 2016 and 2017. Moreover, local governments have adopted incentives to encourage the development of technology companies. Shenzhen Xunlei, Shenzhen Onething, Shenzhen Wangwenhua and Xunlei Computer currently benefit from the tax incentives. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation.”

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2018, we had 334,430,280 common shares outstanding, which excludes (i) 9,519,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 24,927,785 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by the company from 2015 to 2017 but not yet cancelled. All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and variable interest entity and its subsidiaries. Substantially all of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As of March 31, 2018, our directors, executive officers and existing principal shareholders beneficially owned approximately 54.49% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2017, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2017, and we will very likely be a PFIC for our current taxable year ending December 31, 2018 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income.

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

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to exercise effective control over Shenzhen Xunlei and receive substantially all of the economic benefits of Shenzhen Xunlei. As a result, Shenzhen Xunlei is our variable interest entity and we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

•	Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”), or Wangwenhua, which was established in December 2005, and it primarily engages in software development, technical consulting and other related technical services.

•	Shenzhen Zhuolian Software Co., Ltd. (formerly known as “Xunlei Software (Shenzhen) Co., Ltd.”), which was established in January 2010, and it primarily engages in the development of software technology and the development of computer software.

•	Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, which was established in February 2010, and it primarily engages in the development of online game and computer software and advertising services.

•	Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, which was established in September 2013, and it primarily engages in cloud computing technology development and related services.

•	Beijing Xunjing Technology Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”), or Beijing Xunjing, which was established in October 2015 and currently a subsidiary of Wangwenhua. Beijing Wangxin primarily engages in technology development and related services.

•	Shenzhen Crystal Interactive Technologies Co., Ltd., which was established in May 2016 and currently a subsidiary of Shenzhen Onething, and it primarily engages in development of computer software and provision of information technology services.

•	Beijing Onething Technologies Co., Ltd., which was established in January 2017, and it primarily engages in development of computer software and provision of information technology service.

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

In September 2014, we, through Shenzhen Xunlei Networking Technologies Co., Ltd., acquired from subsidiaries of Kingsoft Corporation Limited Kuaipan Personal and Kansunzi, both software services in support of cloud-sourced storage and sharing, and their related business and assets, for an aggregate cash consideration of US$33 million. Kuaipan Personal has recently developed into a cloud-sourced content service platform.

In July 2015, we completed the sale of our entire stake in Xunlei Kankan to Beijing Nesound International Media Corp., Ltd., an independent third party, for a consideration of RMB130 million, of which RMB26.0 million (US$4.0 million) remains unpaid and has been impaired as of the date of this annual report. This sale is part of our strategy to streamline our business and continue our transition into mobile internet.

Our principal executive offices are located at: 7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road, Nanshan District, Shenzhen, People’s Republic of China. Our telephone number at this address is +86 755-8633-8443. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Overview

We are a leading cloud-based acceleration technology company in China. We operate a powerful internet platform in China based on cloud technology to enable our users to quickly access, manage, and consume digital media content on the internet. In recent years, we have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration products in mobile phones to further enlarge our user base and offer our users a wider range of access points. We target to deliver superior user experience in terms of ease of access, management and consumption of digital media content anywhere, anytime, and on any device.

To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through core products and services below:

•	Xunlei Accelerator, our most popular and free product, which enables users to accelerate digital transmission over the internet and has approximately 145 million monthly unique visitors in December 2017, according to our internal record; and

•	Cloud acceleration subscription services, which are delivered through products such as Green Channel and Offline Accelerator and offer users premium services for speed and reliability.

Benefitting from the large user base of our core product, Xunlei Accelerator, we have further developed various value-added services or products to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added services and products primarily include (i) cloud computing services, (ii) live video services, and (iii) online game services.

We are increasingly extending our services to mobile devices, as part of our cloud-based mobile strategies. Mobile Xunlei is becoming a popular mobile application, while bigger screen phones with enhanced storage capacity have influenced user behavior in how they access and consume digital media content on their mobile phones. This mobile application allows users to search, download and consume digital media content on their mobile devices in a user friendly way. Based on our own record, daily active user of this application was about 6.9 million as of the date of this annual report. Mobile Xunlei is also one of the most downloaded applications in its category. In the fourth quarter of 2015, we started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues. Moreover, this mobile application supplements our existing subscriptions business, enabling us to reach a wider set of user base and to expand our services additional devices of a user who has multiple devices.

Our mobile initiatives also benefits from our relationship with Xiaomi, one of our strategic shareholders. Since 2014, we have entered into a pre-installing services agreement with a Xiaomi group company which manufactures Xiaomi phones, a well-recognized brand of smart phones in China. Pursuant to the agreement, we agree to provide our Mobile Xunlei acceleration plug-in, and the mobile phone manufacturer agrees to install such plug-in on its phones, free of charge. Such pre-installment arrangement provides mobile phone users with access to our acceleration services, which we believe enhances our ability to generate more user traffic. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems, MIUI6, MIUI7, MIUI8 and MIUI9 and the software has been installed on Xiaomi phones, including both new phones shipments and system upgrades from existing Xiaomi phones.

An important part of our strategies is to continue our innovation in crowdsourcing for idle capacity and potentially storage from users of our cloud computing services, which targets to utilize our users’ idle uplink capacity and storage by using our hardware devices. We plan for crowdsourced capacity to supply an increasing percentage of the bandwidth that we use for our own acceleration services. From the third quarter of 2015, we started to sell crowdsourced uplink capacity we collected from users under our cloud computing services to third parties. We intend to sell crowdsourced uplink capacity to more third party internet content providers with bandwidth demand. To further develop our cloud computing business and at the same time explore emerging blockchain technology, we launched our decentralized cloud computing product, OneThing Cloud, and its related LinkToken, which is renamed from OneCoin, a type of digital tickets based on blockchain technology, in 2017. OneThing Cloud is essentially a cloud-based storage and sharing device. It allows users to share their idle internet bandwidth and storage resources with our content delivery networks. By voluntarily participating in our OneThing Reward Program, users can be rewarded with LinkToken, which can be used to redeem for our products and services. The technological backbone of our products and services is our cloud acceleration technology, comprised of a proprietary file locating system and massive file index database. Our technology enables us to support greater user expansion with incremental increases in server and bandwidth costs. This technology, based on distributed computing architecture, along with our indexing technology, enables users to access content in an efficient manner.

We generated revenues by monetizing our large user base, primarily through the following services:

•	Cloud acceleration subscription services. We provide premium acceleration services to subscribers to enable faster and more reliable access to digital media content;

•	Online advertising services (including mobile advertising). We offer advertising services by providing marketing opportunities on our websites, mobile Xunlei application and platform to our advertisers;

•	Sales of our cloud computing devices. OneThing Cloud is a hardware device that provides our users with easy access to our cloud computing services. We generate a portion of our revenue from selling OneThing Cloud device to our users; and

•	Other internet value-added services. We offer multiple other value-added services to our users including our cloud computing services, live video services and online game services.

Our revenues increased from US$104.8 million in 2015 to US$141.0 million in 2016 and further to US$201.9 million in 2017. We had a net loss attributable to Xunlei Limited of US$13.2 million in 2015, US$24.1 million in 2016 and US$37.8 million in 2017.

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

Accelerator

We launched our core product, Xunlei Accelerator, in 2004 to address deficiencies of digital media content transmission over internet in China, such as low speed and high delivery failure rates. Xunlei Accelerator allows users to accelerate digital transmission over the internet for free. Xunlei Accelerator also bridges users with diverse needs to other services we offer, such as: Xunlei Media Player, which supports both online and offline video watching, and our various online games, by recommending and providing links to these services on its user interface.

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

Mobile acceleration plug-in

We offer a mobile acceleration plug-in, which provides mobile device users with benefits of download speed acceleration and download success rate improvements similar to those offered by the PC-based Xunlei Accelerator. Our mobile acceleration plug-in has been adopted by Xiaomi, a Chinese smartphone maker, on its operating systems, MIUI6, MIUI7, MIUI8 and MIUI9. Xiaomi installs our mobile acceleration plug-in on all of its new phones free of charge and adds such plug-in to the existing ones via system upgrade. Xiaomi phone users thus have access to our acceleration services.

Subscription services

We charge monthly or annual fees for our premium cloud acceleration subscription services. The benefits and services within the subscription package, which typically include incrementally larger bandwidth and faster acceleration speed, are upgraded according to the VIP levels. The subscription fees generally remain unchanged for subscribers at higher VIP levels. Our cloud acceleration subscription services are delivered through the following major premium acceleration products:

Type of Services	Description of Services

Green Channel	This product allows our subscribers to transmit digital media files from the internet, which significantly improves speed and reliability of such transmission. This is particularly helpful when subscribers need to transmit files that are only available from slow or unreliable data transmission sources, or to transmit a group of files while having only limited internet connectivity time.

Offline Accelerator	This product allows our subscribers to engage us to transmit digital media files from the internet on their behalf.

In addition to our major premium acceleration products, our product, Fast Bird, also accelerates our subscribers’ internet access by increasing the bandwidth of the network system provided by telecommunications service providers.

We adopted different strategies and various promotion programs for each VIP level. For example, when we discovered that some of our users were not aware of our subscription services, we provided users with greater exposure to our subscription services in different parts of our platform and promoted products with significant potential interests to specific users. We use our powerful digital data analysis capabilities to explore different areas of user needs previously unmet by existing functions and research and develop relevant functions based on such analysis. We offer users promotional measures, such as providing some free trials of premium acceleration services, to show the differences in the data transmission speeds to demonstrate how our premium services tremendously enhance data delivery speed and overall subscriber experience.

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

We had a subscriber base of 4.3 million, 4.2 million and 4.3 million as of December 31, 2015, 2016 and 2017, respectively. In this annual report, the number of subscribers as of a given day excludes any sub-accounts.

Mobile Xunlei

Mobile Xunlei is a mobile application that allows users to search, download and consume digital media content on their mobile devices. The monthly average daily active user of this product was about 7.5 million in 2017. We started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues in late 2015. Since then, our mobile advertising business has grown rapidly. In 2017, our revenue generated from our mobile advertising business increased by 46.7% from US$14.5 million in 2016 to US$21.2 million in 2017.

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

To further develop our cloud computing business and at the same time explore emerging blockchain technology, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is a cloud-based storage and sharing device, which crowd-sources idle uplink capacity from our users who have bought and connected their OneThing Cloud devices to their network router. Similar to ZQB, OneThing Cloud can allocate those users’ idle computing resources to us for our further allocation to internet content providers. However, an important difference between OneThing Cloud and ZQB is that users of OneThing Cloud can voluntarily participate in OneThing Reward Program and be rewarded with LinkToken, which can be used to redeem for our products and services.

The crowd-sourced uplink capacities are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowd-sourced uplink capacities for our business from time to time, reducing our purchase of bandwidth from traditional third party carriers.

Live video services

We launched our live video services in 2016 and adjusted our business model in 2017. Under the new business model, while viewing live online performance given by broadcasters, users may interact on real-time basis with broadcasters, purchase virtual items from us to reward broadcasters they like. Users can access our live video services through Xunlei Live website and mobile app.

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

In light of the overall decline in the web game market and our intention to allocate more resources on the development of our cloud computing business, we streamlined our online game business by disposing of our web game business in January 2018. After the disposal, we only operate MMOGs and mobile games for our online game services.

We may also from time to time offer other ancillary services to cater to users’ needs and to supplement the major services we provide.

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

Cloud-based implementation

We provide cloud acceleration subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of 184 co-location centers and over one million third party servers and over 10,000 servers that we own located throughout China.

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

Advertising services

We provide advertising services primarily through various forms of advertisements placed on our PC websites and mobile platform. We had 120, 115 and 112 advertisers in 2015, 2016 and 2017, respectively, and generated mobile advertising revenue for the first time in the fourth quarter of 2015, and it has grown rapidly since then. The above number of advertisers include the number of third party platforms, such as Guangdiantong, we cooperate with in each corresponding year. Our brand advertisers include international and domestic companies that operate in a variety of industries. A significant majority of our advertisers purchase our advertising services through third-party advertising agencies. We focus on providing advertisers with creative and cost-effective advertising solutions. We strive to creatively utilize our integrated service interface in designing a particular advertising campaign for advertisers.

Marketing

We built up our reputation and maintain our popularity primarily through word-of-mouth. We believe satisfied users and customers are more likely to recommend our services to others. Thus, we continue to focus on improving our services and enhancing our user experience. In the meanwhile, we also invest in a variety of marketing activities to further promote our brand awareness among existing and potential users as well as other customers. For example, we host or attend various public relations events, such as seminars, conferences and trade shows, in the advertising, online video and online game industries to attract users and advertisers. To retain and drive the growth of our subscribers, we market our premium paid services and place subscription advertisements at prominent locations throughout our integrated service offerings.

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2017, we had 49 patents granted in the PRC and four granted in the United States, while another 32 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2017, we have applied to register 561 trademarks, of which we have received 193 registered trademarks in different applicable trademark categories including one trademark registered with World Intellectual Property Organization.

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

As of the date of this annual report, we have implemented several initiatives to further commit to copyright protection. In May 2014, we entered into a content protection agreement with the MPAA and its members, which are six major U.S. entertainment content providers. In that agreement, we agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. After beginning the roll-out for several months, we suspended implementation of the filter but have identified and are in the process of implementing a new filter. Even with the implementation of a new filter, however, our copyright protection measures would not be able to fully protect us against copyright infringement suits. For example, in January 2015, a number of MPAA member studios filed 28 copyright infringement lawsuits against us on 28 video products in the Shenzhen Nanshan District Court in China. The court combined these cases into two cases for trial and entered a judgment on both cases on August 21, 2017. The court held, among others, that we infringed the plaintiffs’ copyright on 13 of 28 video products and were required by the court to compensate the plaintiff for a total of RMB1.4 million. As of the date of this annual report, those cases are awaiting decisions of appellate court. For details, see “Item 3. Key Information—D. Risk Factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Pursuant to the latest Catalogue amended in June 2017, which took effect on July 28, 2017, industries listed therein are divided into two categories: encouraged industries and the industries within the catalogue of special management measures, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. For the restricted industries within the Negative List, some of them are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiary, and Shenzhen Xunlei, our VIE, and its shareholders. Shenzhen Xunlei or its relevant subsidiary, holds the licenses and permits necessary to conduct our resource discovery network, cloud computing, online advertising, online games and related businesses in China and holds various operating subsidiaries that conduct a majority of our operations in China. Shenzhen Onething has obtained an updated VATS License to cover CDN service for our cloud computing business. Both of Giganology Shenzhen and Xunlei Computer, another wholly-owned PRC subsidiary of ours, engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of encouraged, restricted or prohibited categories under the Catalogue. Hence, these activities are deemed as permitted and open to foreign investment.

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

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

•	Telecommunications regulations (2016, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalogue of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MIIT’s Notice on Adjusting the Catalogue of Telecommunications Business effective from April 1, 2003 and amended on March 1, 2016, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet information services, or ICP services, are classified under the second category of value-added telecommunications businesses and the CDN services, the internet access services and the internet data center services are classified under the first category of value-added telecommunications business. Under the Telecom Regulations, commercial operators of value-added telecommunications services must obtain the VATS License covering the business classified under the relevant category from MIIT or its provincial level counterparts.

•	Administrative measures on internet information services (2017, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain a VATS License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the VATS License covering the ICP services from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

•	Administrative measures for telecommunications business operating license (2009, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the VATS License from MIIT’s applicable provincial level counterpart, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional VATS License directly from MIIT. The appendix to the VATS License must detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its VATS License. The VATS License is subject to annual report requirement. An ICP service operator shall report certain information to the issuing authorities through the administrative platform in the first quarter every year. Such information includes the business performance of the telecommunications business in the previous year, service quality, the actual implementation of the network and information security guarantee systems and measures, among others. ICP service operator shall be responsible for the truthfulness of the information in the annual report.

•	Detailed rules on the administration of internet websites (2005), which set forth that the website operator is required to apply for the ICP filing from MIIT or its local branches at the provincial level on its own or through the access service provider.

•	Regulations for administration of foreign-invested telecommunications enterprises (2016, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have good and profitable records and operating experiences in such industry.

•	Circular on strengthening the administration of foreign investment in and operation of value-added telecommunications business (2006). Under this circular, a domestic PRC company that holds a VATS License is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with the approved covering region on its VATS License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.

•	Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market (2017), which, among others, further strengthens the supervision and management of the applications of cloud computing, big data and other applications. For an enterprise that conducts the CDN business without a VATS License specifically covering such business, it must submit a written commitment to the original license issuing authority before March 31, 2017, undertaking that an eligible VATS License will be obtained by the end of 2017. If such enterprise fails to make the commitment on time, it must carry out business activities strictly in compliance with their existing licenses. Furthermore, if the enterprise fails to obtain the eligible VATS License as committed it should terminate the relevant business starting from January 1, 2018.

To comply with these PRC laws and regulations, we operate our websites through Shenzhen Xunlei, our PRC variable interest entity. We, through Shenzhen Xunlei or its subsidiaries, currently hold a VATS License covering its ICP services expiring on April 30, 2020 and another VATS License for its provision of could computing services including internet data center services and internet access services expiring on January 19, 2021, and own the essential trademarks and domain names in relation to our value-added telecommunications business. Shenzhen Onething has obtained an updated VATS License to cover the CDN service for our cloud computing business.

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

Regulation on online transmission of audio-visual programs

On April 25, 2016, GAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, which replaced the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, or the 2004 Internet A/V Measures. Pursuant to these provisions, “audio-visual program services through private network and targeted communication” refer to radio, TV program and other audio-visual program services to a targeted audience with TV and all types of handheld electronic equipment as terminal recipients, and through setting up virtual private network through local networks and internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Any provider who engages in aforesaid service must obtain a license from GAPPRFT. Wholly foreign-owned enterprises, Sino-foreign joint ventures and Sino-foreign cooperative enterprises are not allowed to engage in the above business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, MOC, GAPPRFT, the NDRC and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

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

Further, on March 31, 2009, GAPPRFT issued the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, or the Notice on Content of A/V Programs which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other hazardous factors. In addition, on August 14, 2009, GAPPRFT issued the Notice on Relevant Issues Regarding Strengthening of the Administration of Internet Audio/visual Program Services Received by Television Terminals, which specifies that prior to providing audio-visual program services for television terminals, an ICP service operator shall obtain the License for Online Transmission of Audio-visual Programs containing the scope of “Integration and Operation Services of Audio-visual Programs Received by Television Terminals.” On March 10, 2017, GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual programs into four categories.

Shenzhen Xunlei used to possess the License for Online Transmission of Audio-Visual Programs. However, when we disposed of Xunlei Kankan business, the registered owner of such license was also changed to the purchaser of Xunlei Kankan. We are now in the process of obtaining a new License for Online Transmission of Audio-Visual Programs and we expect to obtain a new license in late 2018. See “Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation on online cultural activities

On February 17, 2011, MOC promulgated the new Provisional Measures on Administration of Internet Culture, or the Internet Culture Measures, which became effective as of April 1, 2011, and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on March 18, 2011. MOC also abolished the Provisional Measures on Administration of Internet Culture promulgated on May 10, 2003 and amended on July 1, 2004 as well as the Notice on Issues Relating to Implementing the Provisional Measures on Administration of Internet Culture issued on July 4, 2003. The Internet Culture Measures apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products produced, disseminated and circulated via internet which mainly include: (i) online cultural products particularly produced for the internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons, and disseminated via the internet. Pursuant to these measures, entities are required to obtain relevant Online Culture Operating Permits from the applicable provincial level culture administrative authority if they intend to commercially engage in any of the following types of activities:

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

On December 2, 2016, the MOC issued the Administrative Measures for Business Activities of Online Performances, which became effective on January 1, 2017. According to these measures, the business of transmitting in real time the content of online games presented or narrated via information networks such as the internet, mobile communication networks and mobile internet or uploading such contents for communication in the audio-visual form shall be administered as online performances. An operator of online performances shall apply for Online Culture Operating Permit with the competent provincial cultural administration department, and the business scope indicated on the Online Culture Operating Permit shall clearly include online performances. In addition, an operator of online performances shall present the number of its Online Culture Operating Permit in a prominent position on the homepage of its websites.

To comply with these then- and currently effective laws and regulations, Shenzhen Xunlei holds an Online Culture Operating Permit which was last renewed in March 2016 with an effective period from March 16, 2016 to March 15, 2019 for the operating of online games (including issuance of virtual currency), music entertainment products and animation and comic. Xunlei Games obtained an Online Culture Operating Permit in July 2013 with an effective period from July 30, 2013 to July 30, 2016 for the operating of online games (including issuance of virtual currency).We have renewed such permit and will expire in July 30, 2019. In addition, Wangwenhua obtained an Online Culture Operating Permit in August 7, 2017 with a permitted business scope of the operation of online game products (including virtual currencies for online games) through information network, art products, play performance.

Regulation on online games

MOCT (formerly the MOC) is the government agency primarily responsible for regulating online games in the PRC. On June 3, 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, pursuant to which the content of the online games are subject to the review of MOC. These measures set forth a series of prohibitions regarding the content of the online games, including but without limitation the prohibition on content that oppose the fundamental principles stated in the PRC Constitution, compromise state security, divulge state secrets, subvert state power or damage national unity, and content that is otherwise prohibited by laws or administrative regulations. Moreover, in accordance with these measures, ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency must obtain the Online Culture Operating Permit and handle the censorship procedures for imported online games and the filing procedures for domestically developed online games with MOC and its provincial counterparts. The procedures for the censorship of imported online games must be conducted with MOC prior to the commencement date of the online operation and the filing procedures for domestic online games must be conducted with MOC within 30 days after the commencement date of the online operation or the occurrence date of any material alteration of such online games. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products provided by third parties. ICP service operators cannot appropriate the advance payment by the players and are not allowed to provide trading service of virtual currency to minors. All the transactions in the accounts shall be kept in records for a minimum of 180 days. To comply with these laws and regulations, Shenzhen Xunlei and Xunlei Games have obtained the Online Culture Operating Permit respectively for operating online games.

Further, the online publication of online games is subject to the regulation of SAPPRFT under the Administrative Provisions on Online Publishing Services and ICP service operators must obtain the Network Publication Service License prior to provision of any online game services. On September 28, 2009, GAPPRFT, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or the Notice of Three Provisions and Internet Games, which expressly requires that all online games need to be screened by GAPPRFT through the advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online. In addition, foreign investors are prohibited from operating online games by the forms of Sino-foreign joint ventures, Sino-foreign cooperatives and wholly foreign-owned enterprises. The indirect functions such as contractual control and technology supply are also prohibited.

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

Our online game services are currently operated by Shenzhen Xunlei, which holds an Internet Publication License for its publication of online games. Such license will expire on September 17, 2022. We also require the developers of certain online games to obtain the requisite approvals of relevant online games from SAPPRFT, and make the filings with MOCT, for relevant online games. See “Risk factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

Regulation on internet publication

SAPPRFT (formerly the GAPPRFT) is the government agency responsible for regulating publication activities in the PRC. On June 27, 2002, MIIT and GAPPRFT jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require internet publishers to secure approval, or the Internet Publication License, from GAPPRFT to conduct internet publication activities. In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measures. Pursuant to the Administrative Measures on Network Publication, Internet publishers shall be approved by and obtain a Network Publication Service License from GAPPRFT to engage in network publication service. The network publication services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining the Network Publication Service License. The Notice of Three Provisions and Internet Games issued jointly by GAPPRFT and other relevant administrations confirmed that the entities operating internet games must obtain the Internet Publication License. On February 21, 2008, the GAPPRFT promulgated the Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, which took effect on April 15, 2008 and was amended on August 28, 2015. Under the Electronic Publication Rules and other regulations issued by the GAPPRFT, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPPRFT.

Shenzhen Xunlei holds an Internet Publication License for the publication of internet games with an expiry date of September 17, 2022. See “Risk factors—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

Regulation on internet medicine information service

The State Food and Drug Administration, or the SFDA, promulgated the Administration Measures on Internet Medicine Information Service on July 8, 2004, which was amended in November 2017, and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the applicable provincial level counterpart of SFDA. Shenzhen Xunlei obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration for the provision of internet medical information services with an expiry date of November 26, 2018.

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

To comply with these laws and regulations, we have obtained a business license, which allows us to operate advertising businesses, and adopted several measures. Our advertising contracts require that substantially all advertising agencies or advertisers that contract with us must examine the advertising content provided to us to ensure that such content are truthful, accurate and in full compliance with PRC laws and regulations. In addition, we have established a task force to review all advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements. See “Risk factors—Risks related to our business—Advertisements we display may subject us to penalties and other administrative actions.”

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

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the administration over the mobile internet application information services. Pursuant to these provisions, owners or operators of mobile internet applications that provide information services are required to be responsible for information security management, which, among others, includes the following:

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which became effective on June 1, 2017 to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. In addition, the new Cyber Security Law requires network operators must not collect personal information irrelevant to their services. The network operators are required to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner.

On August 25, 2017, the CAC promulgated the Provisions on the Administration of Internet Comments Posting Services, which became effective on October 1, 2017. According to such provisions, internet comments posting services refer to the services of publishing transcripts, symbols, expressions, pictures, audio and video and other information offered by Internet websites, applications, interactive communication platforms and other types of communication platforms with news and public opinion property and social mobilization function by way of post, reply, message, bullet screen and using other means. Providers of the internet comments posting services shall strictly assume the primary responsibilities and discharge the following obligations accordingly:

•	verify the real identity information of registered users following the principle of using real name at foreground and volunteering to do so at background and forbid the provision of internet comments posting services for users whose real identity information is not verified;

•	establish and improve a user information protection system;

•	establish a system to review new comments before they are published when providing internet comments posting services;

•	establish and improve an internet comments posting review and management, real-time check, emergency response and other information security management systems, timely identify and process illicit information and submit a report to the relevant competent authorities;

•	develop information protection and management technologies for the internet comments posting, timely identify security flaws and bugs and other risks in internet comments posting services, take remedial measures and submit a report to the relevant competent authorities; and

•	set up a reviewing and editing team and improve the professionalism of editors.

In addition, on August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Forum and Community Services, which became effective on October 1, 2017, pursuant to which the internet forum and community service providers shall assume the primary responsibility for establishing and improving the information inspection and verification, public information real-time check, emergency response and personal information protection and other information security management systems, put in place safe and controllable preventative measures, employ professionals based on service scope, and provide necessary technical support for the relevant departments in performing duties according to the law. The internet forum and community service providers shall not use internet forum and community services to publish or disseminate information banned by laws, regulations and the relevant provisions of the state. Where the internet forum and community service providers identify any aforementioned information, they shall cease the transmission of such information forthwith, delete and take other measures, retain the relevant records and timely submit a report to the CAC or its local branches.

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

Patent law

The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The State Intellectual Property Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. Among the patent applications we have filed as of December 31, 2017, 39 were granted in the PRC, while another 13 applications are being examined by the State Intellectual Property Office of the PRC.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 and 2013 and its implementation rules. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2017, we had applied for registration of 561 trademarks, of which 193 had been successfully registered in different applicable trademark categories, including one trademark registered with World Intellectual Property Organization.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017 and effective on November 11, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure. We have registered www.xunlei.com and other domain names.

Regulation on tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and revised on January, 2017. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, the EIT Law and its implementation rules permit qualified high and new technology enterprises, or HNTEs, to enjoy a reduced enterprise income tax rate of 15%.

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

PRC dividend withholding tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the SAT issued a new circular on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which will become effective on April 1, 2018 and replace Circular No. 601. Circular No. 9 provides a more flexible guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, non-resident taxpayers which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits and are subject to further regulation by the tax authorities. If non-resident taxpayers fail to claim the tax treaty benefits with the withholding agent, or the materials and the information contained in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although Xunlei Computer is currently wholly owned by Xunlei Network HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches; while for the foreign currency payments for current account items, the SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations. Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of the PRC are also subject to limitations, which include approvals by or registration with the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless it is otherwise provided by law, such Renminbi capital cannot be used for domestic equity investment. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used. Violations of the Circular No. 142 could result in severe monetary fines or penalties. In March 2015, SAFE issued SAFE Circular No. 19, which took effect on June 1, 2015 and replaced SAFE Circular No. 142 and subsequently issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Policy on the Management of Foreign Exchange Settlement under Capital Account, or SAFE Circular No. 16 on June 9, 2016. Although SAFE Circular No. 19 and SAFE Circular No. 16 allow the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, issuing loans to non-associated companies (except the cases expressly allowed in the business scope), or issuing inter-company RMB loans.

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

In February 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment. On April 26, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting Trade and Investment Facilitation and Improving Authenticity Review, which provides that for outward remittances of the profit equivalent of more than US$ 50,000 (exclusive) by domestic institutions, banks shall review the relevant board resolution (or the partnership resolution) on profit distribution, the original copies of tax return forms and the financial statements evidencing the profits, in accordance with the principle of authentic transactions.

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

Regulation on dividend distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law (2005);

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000 and 2016; and

•	Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001.

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

Regulation on initial coin offerings

On September 4, 2017, People’s Bank of China, the Office of the Central Leading Group for Cyberspace Affairs, the MIIT, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission, and the China Insurance Regulatory Commission jointly promulgated the Announcement on Prevention of Token Fundraising Risks to strengthen the administration of the initial coin offerings (ICOs) activities. Pursuant to the announcement, “token fundraising” refers to a process where fundraisers issue or distribute so-called “cryptocurrencies” to investors in exchange for their financial contributions in the form of “virtual currencies”, such as Bitcoin and Ether. All fundraising activities through token issuance are prohibited. In addition, token trading platforms are not allowed to engage in the exchange between any statutory currency with tokens and “virtual currencies” and the trading of the tokens or “virtual currencies.” Nor are they allowed to provide quoting services, information intermediary services or other services for tokens or “virtual currencies.”

We launched LinkToken in 2017. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information on our LinkToken. While being rewarded with LinkToken by using our OneThing Cloud, users do not make financial contributions in any form of cryptocurrencies. LinkToken cannot be transferred among users in China. We do not believe our LinkToken involves fundraising activities through token issuance, nor do we believe that we will be deemed as a token trading platform, which is operated under a completely different business model. However, relevant PRC government authorities may not be of the same view with us and substantial uncertainties exist regarding the interpretation and implementation of relevant PRC laws and regulations. If relevant PRC authority decides that our LinkToken are not in compliance with current laws and regulations, regulatory restrictions may be imposed on us or we may even be required to discontinue relevant business. See “Item 3. Key Information—D. Risk Factors—Our LinkToken may be subject to various regulatory risks in China which may result in penalties that could have a material adverse effect on our business and results of operations.”

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and variable interest entity and the subsidiaries of our variable interest entity, as of the date of this annual report on Form 20-F:

Notes:

(1)	Shenzhen Xunlei is our variable interest entity. Mr. Sean Shenglong Zou, our co-founder and director, Mr. Hao Cheng, our co-founder and director, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang respectively own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests.

(2)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.

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

We have been advised by Zhong Lun Law Firm, our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business to provide digital media data transmission and streaming services, online games and other value-added telecommunication services do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk factors—Risks related to our corporate structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.	Property, Plant and Equipment

Our principal executive offices are located at 7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road, Nanshan District, Shenzhen, People’s Republic of China, which comprises approximately 7,024 square meters of office space. In addition to other offices in Shenzhen, we also have offices in Beijing and Hong Kong, respectively, totaling approximately 20,427 square meters. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. The lease for our principal executive offices will expire in November, 2020, and the other leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed upon expiration. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. Unless otherwise specified, the results presented in this annual report do not include Xunlei Kankan and web game business, which have been classified as discontinued operations.

A.	Operating Results

Overview

We operate a powerful internet platform in China based on cloud computing to enable our users to quickly access, manage and consume digital media content on the internet. In recent years, we have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration plug-ins on mobile phones to further enlarge our user base and offer our users a wider range of access points.

We provide users with quick and easy access to digital media content on the internet through two core products and services, available to users for free and for a subscription fee, respectively. Our acceleration products and services include Xunlei Accelerator and our cloud acceleration subscription services (delivered through products such as Green Channel and Offline Accelerator). Benefitting from the large user base accumulated by our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added products and services include our cloud computing services and online game services. In July 2015, we completed the divesture of our entire stake in our online video streaming platform, Xunlei Kankan, to Beijing Nesound International Media Corp., Ltd., an independent third party.

We generate revenues primarily through the following services:

•	Subscription services. We provide cloud acceleration subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed to 42.1% of our revenue in 2017. Subscription fees are time-based and are primarily collected up-front from subscribers on a monthly or yearly basis.

•	Online advertising services (including mobile advertising). We provide marketing opportunities on our PC websites and mobile platform to advertisers. Online advertising revenues contributed to 11.1% of our revenue in 2017. The revenues are derived principally from various forms of advertisements that we place on our mobile platform after we started to generate mobile advertising revenue in the fourth quarter of 2015.

•	Product revenue. We sell hardware devices mainly related to cloud computing. Product revenue contributed 16.3% of our revenue in 2017.

•	Other internet value-added services. We offer multiple other value-added services, such as our live video and cloud computing services, to our users. Revenues from other internet value-added services contributed to 30.5% of our revenue in 2017.

Our revenues increased from US$104.8 million in 2015 to US$141.0 million in 2016 and further to US$201.9 million in 2017. We had a net loss attributable to Xunlei Limited of US$13.2 million, US$24.1 million and US$37.8 million in 2015, 2016 and 2017, respectively. Xunlei Kankan and web game business are accounted for as discontinued operations due to the sale of those two businesses and our consolidated statements of comprehensive income/(loss) in this annual report separately classifies the discontinued operations from our remaining business operations for all years presented.

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

Our results of operations are also directly affected by a number of company-specific factors, including:

Our ability to continue to enhance and innovate our service offerings, including our mobile products and our cloud computing services.

As our industry evolves rapidly and user preference for our services may change quickly, our revenues and results of operations significantly depend on our ability to continue enhancing and expanding our service offerings to meet evolving user preference and market demand, and to broaden our user base. We have a proven track record of developing our service offerings to successfully address the preferences of China’s internet users. To address deficiencies of digital media content transmission over the internet in China, we provide users with quick and easy access to digital media content on the internet through two core products and services, Xunlei Accelerator and our cloud acceleration subscription services, available to users for free and for a subscription fee, respectively. To meet our users’ digital media content access and consumption needs, we have further developed various value-added services, including online game and live video services. Furthermore, we focus more on user behaviors and study users’ life cycles on our platform, so that we can offer relevant services at the right time and encourage users to continue using our services.

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

We have also launched our cloud computing project to allocate idle uplink capacity to internet content providers and other internet users in need. We gather idle uplink capacity from internet users who have bought and connected our proprietary ZQB and OneThing Cloud devices to their network router. Our ZQB devices and OneThing Cloud can allocate those users’ idle computing resources to us for our further allocation to internet content providers and other internet users. We pay users of our ZQB device for the use of their idle computing resources. For the users of our OneThing Cloud, they can voluntarily participate in our OneThing Reward Program and be rewarded with LinkToken, which can be used to redeem for our products and services. The computing resources gathered from ZQB and OneThing Cloud devices are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowd-sourced capacities for our own business from time to time, reducing our purchase of bandwidth from traditional third party carriers.

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

Our results of operations depend on our ability to maintain our technology leadership, with innovations such as our mobile technology, our uplink capacity crowdsourcing technology and our cloud acceleration technology. Our mobile technology allows users to access content from anywhere, our uplink capacity crowdsourcing technology enables us to utilize the idle capacity available from our large user base, and our cloud acceleration technology enables users to access content in an efficient manner. Our proprietary technology and highly scalable massive distributed computing network form our core competitive advantage, enabling us to deliver superior transmission acceleration services and enhanced user experience anywhere and with an efficient sort of acceleration. Our resource discovery network leverages our distributed computing power, computing and storage capacity and significantly reduces our reliance on servers operated by us. As part of our expansion strategy, we plan to devote substantial resources to research and development in order to better serve our users, particularly to our cloud computing services and mobile products and services. Therefore, the expenses associated with our research and development are expected to increase in the near future. However, we plan to continue to increase the uplink capacity we crowdsource through our cloud computing services, which is expected to reduce our bandwidth cost, contribute to the cost efficiency of our overall infrastructure and generate additional revenue when we sell those capacity to third parties.

Our ability to control our costs and operating expenses.

Our results of operations depend on our ability to control our costs and operating expenses. We expect our bandwidth costs to continue to increase as we grow our business and raise the number of subscribers, although we expect such costs would be partly offset by the fact that we expect to source an increasing amount of bandwidth from our cloud computing services. In addition, our operating expenses are expected to increase in the future, since we expect increased headcount to reflect the growth of our business. We plan to continue to invest in research and development to maintain our technology leadership, especially to increase our research and development expenses and sales and marketing expenses in relation to our cloud computing services.

Description of certain statement of operations items

Revenues

We derive our revenues primarily from cloud acceleration subscription services, online advertising services, selling of cloud computing devices and other internet value-added services, which consists of online games services, live video services and cloud computing services. The following table sets forth the principal components of our revenues by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
Continuing operations	2015		2016		2017
	(in thousands of US$, except for percentages)
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Subscriptions	82,435	78.6	90,163	64.0	84,956	42.1
Online advertising	4,802	4.6	16,874	12.0	22,484	11.1
Product revenue	2,512	2.4	4,543	3.2	32,894	16.3
Other internet value-added services	15,088	14.4	29,405	20.8	61,577	30.5
Total	104,837	100.0	140,985	100.0	201,911	100.0

Subscriptions. We introduced our cloud acceleration subscription services in March 2009. We generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a time-based subscription fee. The standard subscription fee is RMB10 (US$ 1.5) per month or RMB99 (US$ 14.8) per year, and we also offer premium subscription packages with prices at RMB15 (US$ 2.2) per month or RMB149 (US$ 22.2) per year or RMB30 (US$ 4.5) per month or RMB288 (US$ 42.9) per year to cater to subscribers’ different demand for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Our subscription revenues, as a percentage of our revenues, decreased from 78.6% in 2015 to 64.0% in 2016, and further to 42.1% in 2017.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We may maintain our subscriber base in the future by expanding our offering of fee-based services, but important factors outside of our control, such as the PRC government’s regulation and censorship of information disseminated over the internet, may have a material adverse impact on our cloud acceleration services, which in turn may have an adverse effect on the number of our subscribers and on our revenues and results of operations. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the strict standards set out by the authorities. We deleted millions of cached files, added thousands of keywords to our automatic keyword filtration system and permitted temporary suspension of services by approximately 207,000 existing subscribers as of the end of 2017. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.” In the future, there may be other laws and regulations that lead to further voluntary or forced removal of content or other measures to ensure compliance with standards set out by relevant regulatory authorities, which may further reduce our subscriber base. To date, we have not been able to quantify the magnitude and extent of such impact.

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

The revenues from our mobile advertising have grown rapidly since we generated such revenues for the first time in the fourth quarter of 2015 and increased to US$21.2 million in 2017, accounting for 94.4% of the online advertising revenues. We expect the revenues from mobile advertising to continuously increase with our on-going transition to mobile internet. Other advertising revenues decreased from US$3.1 million in 2015 to US$2.4 million in 2016 and further to US$1.3 million in 2017, primarily due to our sale of Xunlei Kankan in July 2015 and we do not expect to generate significant revenues in the foreseeable future. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.”

Product revenue. Product revenue represents the revenue we generate primarily from the sales of hardware devices, ZQB and OneThing Cloud, in relation to our cloud computing services. The product revenue increased from US$2.5 million in 2015 to US$4.5 million in 2016 and further to US$32.9 million in 2017. The significant increase in our product revenue in 2017 was primarily due to the increase in the sales of OneThing Cloud.

Other internet value-added services. We actively seek new business opportunities that complement our existing core acceleration business to further improve our users’ overall experience. Revenues from other internet value-added services increased from US$15.1 million in 2015 to US$29.4 million in 2016 and further to US$61.6 million in 2017.

Revenues of other internet value-added services were generated primarily from our live video services, online game services and our cloud computing services. For live video services, users purchase virtual gifts from us and send the gifts they purchase to broadcasters to show their support. We recognized revenue from the sales of virtual gifts in an amount of US$18.0 million in 2017. Our online games business used to consist of web games, mobile games and MMOGs. In light of the overall decline in web game market and a shift of our strategy, we streamlined our business and disposed of our web game business in January 2018. After the disposal, our online game business only operates MMOGs and mobile games. We calculate the number of paying users during a given period as the cumulative number of users that have purchased virtual items or other products and services for online games at least once during the relevant period. For the years ended December 31, 2015, 2016 and 2017, we had approximately 96,365, 95,464 and 69,017 paying users of our online games, respectively. For cloud computing services, we recognize revenue when we provide bandwidth to our customers. We started to generate revenue from cloud computing services in 2015 and the revenue for the year ended December 31, 2017 increased by 90.9% on a year-over-year basis. We expect the revenue will continue to increase with the growth of our cloud computing services.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) cost of inventories sold, (iii) cost of live video, (iv) depreciation of servers and other equipment (v) payment handling charges, and (vi) other costs. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
Continuing operations	2015		2016		2017
	(in thousands of US$, except for percentages)
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Bandwidth costs	37,218	35.5	55,135	39.1	68,441	33.9
Cost of inventories sold	2,621	2.5	4,357	3.1	21,485	10.6
Cost of live video services	204	0.2	2,505	1.8	12,724	6.3
Depreciation of servers and other equipment	4,873	4.6	5,848	4.1	7,647	3.8
Payment handling charges	8,909	8.5	6,919	4.9	4,855	2.4
Other costs	5,425	5.2	5,164	3.7	2,724	1.4
Total	59,250	56. 5	79, 928	56. 7	117,876	58.4

Bandwidth costs. Bandwidth costs consist of the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers and to a less extent, the fees we compensate users of our ZQB and OneThing Cloud devices for the use of their idle uplink capacity. Bandwidth is a significant component of our cost of revenues. We expect our bandwidth costs to decrease on an absolute basis because the crowdsourced bandwidth capacity obtained through our cloud computing services may offset some of our bandwidth costs. For details on our cloud computing services, see “Item 4. Information on the Company — B. Business Overview.”

Cost of inventories sold. Cost of inventories sold mainly consists of the cost associated with the sale of hardware devices including ZQB and OneThing Cloud, in relation to our cloud computing services. Cost of inventories sold increased from US$2.6 million in 2015 to US$4.4 million in 2016 and further to US$21.5 million in 2017. We expect our cost of inventories sold continue to grow due to the growth of our cloud computing services.

Cost of live video services. Cost of live video services mainly represents the fees we pay to broadcasters and the talent agencies. We expect such cost to continue to grow along with the growth of our live video services.

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

Payment handling charges. Payment handling charges are the fees we pay to payment channels for cloud acceleration subscription services, online games and other paid services. Users can make payments for such services through third-party online, fixed phone line and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers used to make subscription payments through mobile phones. However, as mobile carriers generally charge higher handling fees than other channels, we have modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling charges to decrease as we continue to modify our subscription fee structure.

Other costs. Other costs mainly include fast bird service cost, which we pay to telecommunication service providers for accelerating service we provide for our subscribers’ internet access, and game sharing costs which represent the share of online game revenue remitted to developers of exclusive licensed games.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) assets impairment loss. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2015		2016		2017
	(in thousands of US$, except for percentages)
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Research and development expenses	35,762	34.1	61,169	43.4	66,947	33.2
Sales and marketing expenses	12,411	11.8	14,601	10.4	19,888	9.8
General and administrative expenses	28,619	27.3	26,010	18.4	36,517	18.1
Assets impairment loss	—	—	—	—	13,556	6.7
Total	76,792	73.2	101,780	72.2	136,908	67.8

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Expenditures incurred during the research phase are expensed as incurred. Expenditures incurred for the development of the acceleration products prior to the establishment of technological feasibility are expensed when incurred. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we plan to continue devoting resources in the development of our cloud computing services and the development and updating of our mobile products.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the near term as we expect to hire additional sales personnel and invest in brand enhancement efforts and the promotion of our products, particularly as we plan to increase our efforts in promoting our cloud computing services, and Mobile Xunlei.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits, professional service fees and other administrative expenses. We expect our general and administrative expenses to increase in the near term as our business continues to grow.

Assets impairment loss. Assets impairment loss consists of assets written-offs after impairment and recoverability assessment. The assets impairment was related to (i) the impairment loss on the purchaser’s payment of the last installment (20%) of the purchase price of Xunlei Kankan, which we disposed of in July 2015, (ii) the impairment loss of other receivables and prepayments we paid on behalf of Xunlei Kankan, and (iii) a one-off impairment loss on intangible assets from a prior acquisition of Kuaipan Personal.

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

On January 29, 2016, relevant PRC governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise, or HNTE status under the EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%. In April 2009, the State Administration for Taxation, or SAT, issued Circular Guoshuihan [2009] No. 203 stipulating that entities qualified for the HNTE status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15% provided under the EIT Law starting from the year when the HNTE certificate becomes effective. In addition, an entity qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the EIT Law and the relevant regulations. Shenzhen Xunlei possesses such HNTE certificate and is qualified to enjoy a preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019. We are currently renewing such HNTE certificate for Shenzhen Xunlei. In addition to Shenzhen Xunlei, Shenzhen Onething and Shenzhen Wangwenhua also obtained the HNTE certificate in October 2017 and August 2017, respectively, and therefore enjoy a preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019.

According to a policy of the PRC State tax bureau, enterprises that engage in research and development activities are entitled to claim 150% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year, or Super Deduction. Shenzhen Xunlei has been claiming this Super Deduction in ascertaining its tax assessable profits.

In addition, following the approval by the relevant tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities. Accordingly, it is entitled to an enterprise income tax exemption for the first two years after it has profit for tax purpose (the “2-year Exemption”) and a 50% reduction from the third to the fifth year after it has profit for tax purpose (“3-year 50% Reduction”). In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the year of 2013 and 2014. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2014, 2015 and 2016 were 10%, 15% and 15%, respectively.

Pursuant to the relevant PRC regulations, Xunlei Computer is entitled to the 2-year Exemption and 3-year 50% Reduction treatment. The first year of profitable operation of Xunlei Computer is 2013. Accordingly, the applicable EIT rates for Xunlei Computer were 12.5%, 12.5% and 12.5% for the years ended December 31, 2015,2016 and 2017, respectively. The term of 50% reduction treatment expired in 2017. Our other subsidiaries and VIE’s subsidiaries, which were established after January 1, 2008, are subject to EIT at a rate of 25%.

According to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2016 and December 31, 2017, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such WHT is required.

In addition, the current EIT Law treats enterprises established outside the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. If a company is considered as a PRC resident enterprise for tax purposes, it would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income after January 1, 2008. As of December 31, 2017, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

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

	For the Year Ended December 31,
	2015		2016		2017
	(in thousands of US$, except for percentages)
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Net revenues
Service revenue	102,325	97.6	136,442	96.8	169,017	83.7
Product revenue	2,512	2.4	4,543	3.2	32,894	16.3
Total revenues, net of rebates and discounts	104,837	100.0	140,985	100.0	201,911	100.0
Business taxes and surcharge	(316)	(0.3)	(779)	(0.6)	(1,328)	(0.7)
Net revenues	104,521	99.7	140,206	99.4	200,583	99.3
Cost of revenues
Service	(56,629)	(54.0)	(75,571)	(53.6)	(96.391)	(47.7)
Product	(2,621)	(2.5)	(4,357)	(3.1)	(21,485)	(10.7)
Total cost of revenues	(59,250)	(56.5)	(79,928)	(56.7)	(117,876)	(58.4)
Gross profit	45,271	43.2	60,278	42.8	82,707	41.0
Operating expenses
Research and development expenses	(35,762)	(34.1)	(61,169)	(43.4)	(66,947)	(33.2)
Sales and marketing expenses	(12,411)	(11.8)	(14,601)	(10.4)	(19,888)	(9.8)
General and administrative expenses	(28,619)	(27.3)	(26,010)	(18.4)	(36,517)	(18.1)
Assets impairment loss	—	—	—	—	(13,556)	(6.7)
Total operating expenses	(76,792)	(73.2)	(101,780)	(72.2)	(136,908)	(67.8)
Operating loss	(31,521)	(30.1)	(41,502)	(29.4)	(54,201)	(26.8)
Interest income	5,833	5.6	2,158	1.5	1,967	1.0
Interest expense	(239)	(0.2)	(239)	(0.2)	(239)	(0.1)
Other income, net	3,627	3.5	6,503	4.6	7,880	3.9
Share of loss from equity investees	(12)	(0.0)	(195)	(0.1)	(1,875)	(0.9)
Loss from continuing operations before income tax	(22,312)	(21.3)	(33,275)	(23.6)	(46,468)	(23.0)
Income tax benefit	3,745	3.6	2,469	1.8	2,252	1.1
Net loss from continuing operations	(18,567)	(17.7)	(30,806)	(21.9)	(44,216)	(21.9)
Discontinued operations:
Income from discontinued operations before income taxes	9,008	8.6	7,791	5.5	7,538	3.7
Income tax expense	(4,907)	(4.7)	(1,168)	(0.8)	(1,131)	(0.6)
Net loss from discontinued operations	4,101	3.9	6,623	4.7	6,407	3. 2
Net loss for the year	(14,466)	(13.8)	(24,183)	(17.2)	(37,809)	(18.7)
Less: Net profit/(loss) attributable to the non-controlling interest	(1,299)	(1.2)	(72)	(0.1)	13	0.0
Net loss attributable to Xunlei Limited	(13,167)	(12.6)	(24,111)	(17.1)	(37,822)	(18.7)

Year ended December 31, 2017 compared with year ended December 31, 2016.

Revenues. Our revenues increased by 43.2% from US$141.0 million in 2016 to US$201.9 million in 2017. The increase was primarily due to increases in cloud computing revenue and online advertising revenue.

Our revenues from subscription services decreased by 5.8% from US$90.2 million in 2016 to US$85.0 million in 2017, primarily due to the decrease in the number of subscribers from 2016 to 2017.

Our online advertising revenues increased by 33.2% from US$16.9 million in 2016 to US$22.5 million in 2017, primarily due to an increase in mobile advertising revenue.

Our product revenues increased by 624.1% from US$4.5 million in 2016 to US$32.9 million in 2017, primarily due to an increase in sales of OneThing Cloud devices in 2017.

Revenues derived from other internet value-added services increased by 109.4% from US$29.4 million in 2016 to US$61.6 million in 2017, primarily due to increases in revenues from our live video services and cloud computing services.

Cost of revenues. Our cost of revenues increased by 47.5% from US$79.9 million in 2016 to US$117.9 million in 2017. The increase in our cost of revenues was primarily due to increases in hardware costs and bandwidth costs.

Bandwidth costs. Our bandwidth costs increased by 24.1% from US$55.1 million in 2016 to US$$68.4 million in 2017, primarily due to the increased bandwidth costs associated with our cloud computing business.

Cost of inventories sold. Our cost of inventories sold increased by 393.1% from US$4.4 million in 2016 to US$21.5 million in 2017, primarily due to the increased cost of inventories sold associated with the sale of hardware device, OneThing Cloud.

Cost of live video. Our cost of live video services increased by 407.9% from US$2.5 million in 2016 to US$12.7 million in 2017, primarily due to the increased live video costs associated with the growth of live video service in 2017.

Depreciation of servers and other equipment. Depreciation of servers and other equipment increased by 30.8% from US$5.8 million in 2016 to US$7.6 million in 2017, primarily due to a one-off acceleration in depreciation of servers in an aggregate amount of US$1.3 million.

Payment handling charges. Our payment handling charges decreased by 29.8% from US$6.9 million in 2016 to US$4.9 million in 2017, driven primarily by a change in the combination of payment channels used by our subscribers.

Other costs. These costs decreased by 47.3% from US$5.2 million in 2016 to US$2.7 million in 2017, primarily related to the decreased costs associated with the fast bird cost and game sharing cost.

Gross profit. As a result of the above, our gross profit increased by 37.2% from US$60.3 million in 2016 to US$82.7 million in 2017. Gross profit margin decreased from 42.8% in 2016 to 41.0 % in 2017, primarily due to our continued investment in cloud computing business.

Operating expenses. Our operating expenses increased by 34.5% from US$101.8 million in 2016 to US$136.9 million in 2017, primarily due to (i) our continued development and promotion of cloud computing services, (ii) an increase in staff compensation expenses, and (iii) assets impairment loss.

Research and development expenses. Our research and development expenses increased by 9.4% from US$61.2 million in 2016 to US$66.9 million in 2017. The increase in our research and development expenses was primarily due to an increase in salaries and benefits of our research staff, including hiring additional engineers for our cloud computing business.

Sales and marketing expenses. Our sales and marketing expenses increased by 36.2% from US$14.6 million in 2016 to US$19.9 million in 2017. The increase in our sales and marketing expenses was primarily due to an increase in marketing expenses we incurred in promoting our cloud computing products.

General and administrative expenses. Our general and administrative expenses increased by 40.4% from US$26.0 million in 2016 to US$36.5 million in 2017. The increase in our general and administrative expenses was primarily because (i) we incurred more legal and litigation related expenses due to settlement we reached for certain cases and (ii) an increase in employee compensation we paid.

Assets impairment loss. We recorded assets impairment loss of US$13.6 million in 2017 primarily due to the write-offs in relation to Xunlei Kankan, which we disposed of in July 2015 and Kuaipan Personal, with respect to which we performed an impairment assessment due to a change of our product focus.

Interest income. Our interest income decreased by 8.8% from US$2.2 million in 2016 to US$2.0 million in 2017, primarily due to a decrease of time deposits in our bank account.

Interest expense. Our interest expense remained stable at US$0.2 million in 2016 and 2017, which represented interest expenses accrued for long-term payables to certain shareholders resulting from repurchase of shares in 2014.

Other income, net. Our other income increased by 21.2% from US$6.5 million in 2016 to US$7.9 million in 2017, primarily due to an increase of government grant we received.

Income tax benefit. We had an income tax credit of US$2.5 million in 2016 and an income tax benefit of US$2.3 million in 2017. Our income tax benefit for 2017 was primarily due to the decrease of deferred tax liabilities and increase of deferred tax assets.

Net loss from continuing operations. As a result of the above, our net loss increased from US$30.8 million in 2016 to US$44.2 million in 2017.

Net income from discontinued operations. Net income from discontinued operations was US$6.6 million in 2016 and US$6.4 million in 2017.

Net loss attributable to Xunlei Limited. As a result of the above, we generated a net loss attributable to Xunlei Limited of US$24.1 million and US$37.8 million in 2016 and 2017, respectively.

Year ended December 31, 2016 compared with year ended December 31, 2015.

Revenues. Our revenues increased by 34.5% from US$104.8 million in 2015 to US$141.0 million in 2016. The increase was primarily due to the increase of revenues from cloud computing, mobile advertising and subscription services.

Our revenues from subscription services increased by 9.4% from US$82.4 million in 2015 to US$90.2 million in 2016. The increase was mainly attributable to the growth in average revenue per subscriber. Our number of subscribers as of December 31, 2016 was 4.2 million, compared with 4.3 million as of December 31, 2015.

Our online advertising revenues increased by 251.4% from US$4.8 million in 2015 to US$16.9 million in 2016, primarily due to the growth in mobile advertising which started monetization during the last quarter of 2015.

Our product revenues increased by 80.9% from US$2.5 million in 2016 to US$4.5 million in 2017, primarily due to an increase in sales of ZQB devices.

Revenues derived from other internet value-added services increased by 94.9% from US$15.1 million in 2015 to US$29.4 million in 2016, primarily because of the growth in cloud computing revenue.

Cost of revenues. Our cost of revenues increased by 34.9% from US$59.3 million in 2015 to US$79.9 million in 2016. The increase in our cost of revenues was primarily due to an increase in bandwidth cost for cloud computing.

Bandwidth costs. Our bandwidth costs increased by 48.1% from US$37.2 million in 2015 to US$55.1 million in 2016, primarily due to an increase in bandwidth costs for our cloud computing business.

Cost of inventories sold. Our cost of inventories sold increased by 66.2% from US$2.6 million in 2015 to US$4.4 million in 2016, primarily due to the increased cost of inventories sold associated with the sale of hardware, such as ZQB.

Cost of live video. Our cost of live video increased by 1127.9% from US$0.2 million in 2015 to US$2.5 million in 2016, primarily due to the increased live video costs associated with our live video growth rapidly after its launch.

Payment handling charges. Our payment handling charges decreased by 22.3% from US$8.9 million in 2015 to US$6.9 million in 2016, driven primarily by a change in the combination of payment channels used by our subscribers.

Depreciation of servers and other equipment. Depreciation of servers and other equipment increased by 20.0% from US$4.9 million in 2015 to US$5.8 million in 2016, as we invested in additional servers and other equipment in line with the growth of cloud computing business.

Other costs. These costs decreased by 4.8% from US$5.4 million in 2015 to US$5.2 million in 2016, primarily related to the decreased costs associated with the game sharing cost.

Gross profit. As a result of the above, our gross profit increased by 33.2% from US$45.3 million in 2015 to US$60.3 million in 2016. Gross profit margin decreased from 43.2% in 2015 to 42.8% in 2016, primarily due to the continued investments in cloud computing which is still incurring losses.

Operating expenses. Our operating expenses increased by 32.5% from US$76.8 million in 2015 to US$101.8 million in 2016, primarily due to expenses associated with the continued development and promotion of cloud computing and an increase of staff compensation expenses.

Research and development expenses. Our research and development expenses increased by 71.0% from US$35.8 million in 2015 to US$61.2 million in 2016. The increase in our research and development expenses was primarily due to the increase in staff salaries and benefits as a result of increased headcount and average compensation, and growth in our cloud computing business.

Sales and marketing expenses. Our sales and marketing expenses increased by 17.6% from US$12.4 million in 2015 to US$14.6 million in 2016. The increase in our sales and marketing expenses was primarily due to increased staff compensation expenses and higher marketing spending to new products.

General and administrative expenses. Our general and administrative expenses decreased by 9.1% from US$28.6 million in 2015 to US$26.0 million in 2016. The decrease in our general and administrative expenses was primarily due to the decrease in staff compensation expenses as a result of decreased headcount of our general and administrative personnel.

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

Income tax benefit. We had an income tax benefit of US$3.7 million in 2015 and an income tax benefit of US$2.5 million in 2016. Our income tax credit for the year ended December 31, 2016 was primarily the result of decrease of deferred tax liabilities relating to outside basis difference.

Net loss from continuing operations. As a result of the above, we incurred a net loss of US$18.6 million in 2015 and a net loss of US$30.8 million in 2016.

Net income from discontinued operations. Net income from discontinued operations was US$4.1 million in 2015 and US$6.6 million in 2016.

Net loss attributable to Xunlei Limited. As a result of the above, we generated a net loss attributable to Xunlei Limited of US$13.2 million in 2015 and a net loss attributable to Xunlei Limited of US$24.1 million in 2016.

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Revenue recognition

Subscription revenues

We operate a VIP subscription program where VIP subscribers can have access to high speed online acceleration services, online streaming and other access privileges. The subscription fee is time-based and is collected up-front from subscribers except in the cases when they elect to pay via their mobile operators. The subscription fee is collected when the subscribers pay for their monthly phone bills. The terms of time-based subscriptions range from one to twelve months, with the subscribers having the option to renew the contracts. The receipt of subscription fees is initially recorded as deferred revenue and revenues are recognized ratably over the period of subscription as services are rendered. Unrecognized portion of the subscription fee beyond 12 months from balance sheet date is classified as non-current liability. We evaluated the principal versus agent criteria and determined that we are the principal in the transaction and accordingly record revenues on a gross basis. In determining whether to report revenues gross for the amount of subscription revenues, we assess whether it maintains the principal relationship with the VIP subscribers, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, fixed phone line and mobile payment channels are recorded as the cost of revenues in the same period as the revenues for the subscription fee are recognized.

Advertising revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on our platform in different formats over a particular period of time. Such formats include but are not limited to videos, banners, links, logos and buttons.

Advertisements on our platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. We enter into advertising contracts with third-party advertising agencies that represent advertisers, as well as directly with advertisers. A typical contract term would range from a few days to three months. Both third party advertising agencies and direct advertisers are billed at the end of the display period and payments are due usually within three months.

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

b)	Transactions with third party advertising platforms

We began to cooperate with third party advertising platforms such as Guangdiantong and Baidu since the fourth quarter of 2015. Under this business model, advertisers put their content on third party advertising platforms, which in turn will dispatch the advertising content to Xunlei’s platforms by certain analysis systematically. As the third party advertising platforms are viewed as the customers in these transactions, revenue is recognized monthly based on the data publicized on third party platforms and the price charged to these advertising platforms.

c)	Transactions with advertisers

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

We recorded sales rebates provided to the agencies and advertisers of US$1,179,000, US$15,000 and US$440,000 for the years ended December 31, 2015, 2016 and 2017, respectively.

Product revenue

We sell hardware devices mainly through online e-commerce platforms and our website. The product revenue is recognized when the device is delivered to the end customers.

Other internet value-added services

a)	Online game revenues

Online games used to consist of web games, mobile games and MMOGs. Users play games through our platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online game.

Pursuant to contracts signed between us and game developers, revenue from the sale of virtual items are shared based on a pre-agreed ratio for each game. We enter into both non-exclusive and exclusive licensing contracts with game developers.

Non-exclusive game licensed contracts

The games under non-exclusive licensed contracts are maintained, hosted and updated by the game developers. We mainly provide access to the platform and limited after-sale services to the game players. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors. The primary factors are whether we act as the principal in offering services to the game players or as agent in the transaction, and the specific requirements of each contract. We determined that for non-exclusive game licensed arrangements, the third party game developers are the principal given that the game developers design and develop the game services offered, have reasonable latitude to establish prices of game virtual items, and are responsible for maintaining and upgrading the game content and virtual items. Accordingly, we record online game revenue, net of the portion remitted to the game developers.

Given that online games are managed and administered by the game developers for non-exclusive licensed games, we do not have access to the data on the consumption details and the types of virtual items purchased by the game players. We have adopted a policy to recognize revenues relating to both consumable and perpetual items over the shorter of (i) estimated lives of the games and (ii) the estimated lives of the user relationship with us, which were approximately one to ten months for the periods presented.

Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns.

Exclusive game licensed contracts

For exclusive licensing contracts with game developers, the games are maintained and hosted by us. Accordingly, we are determined to be the principal. We record online game revenue on a gross basis, with the amount remitted to the game developers reported as cost of revenue. Payment handling charges are recognized as cost of revenues when the related revenues are recognized.

For exclusive licensed games which are maintained on our server, we have access to the data on the consumption details and types of virtual items purchased by the game players. We do not maintain information on consumption details of virtual items, and only have limited information related to the frequency of log-ons. Given that a substantial portion of the virtual items purchased by the game players in exclusive licensed games are perpetual items, management determined that it would be most appropriate to recognize revenue over the shorter of (i) estimated lives of the games and (ii) the estimated lives of the user relationship with us, which were approximately one to six months for the periods presented. Revenues related to consumable items are recognized immediately upon consumption.

Game players can purchase prepaid virtual items which can be used to purchase virtual items via online channels. We incur service fees levied by those payment channels, and such payment expenses are recorded as the cost of revenues when the related revenues are recognized.

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

To estimate the life of the games, we consider both games that they operate as well as games in the market that are of a similar nature. We categorize these games by their nature, such as simulation games, role playing games and others, which appeal to players belonging to different demographics. We estimate that the life of each group of the games to be the average period from the date of launch for such games to the date the games are expected to be removed from the website or terminated altogether. When we launch a new game, they estimate the life of the game and user relationship based on lives of other similar games in the market until the new game establishes its own history. We also consider the game’s profile, attributes, target audience, and its appeal to players of different demographic groups in estimating the user relationship period.

The consideration of user relationship with each online game is based on our best estimate that takes into account all known and relevant information at the time of assessment. Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns. Any changes in the estimates of lives of virtual items may result in our revenues being recognized on a basis different from prior periods and may cause our operating result to fluctuate. We periodically assess the estimated lives of the virtual items and any changes from prior estimates are accounted for prospectively. Any adjustments arising from changes in user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

We entered into a legally binding agreement to sell our web game business in December 2017. Web game revenue recognized from discontinued operations was US$25,160,000, US$15,981,000 and US$11,428,000 for the years ended December 31, 2015, 2016 and 2017, respectively.

b)	Live video revenue

We operate live video platform and users can purchase virtual items which they can then send to broadcasters in the live video platform. The revenue from live video is recognized at fair value of the virtual items, as we are the principal in this arrangement, based on actual consumption of virtual items by the paying users.

c)	Revenues from traffic referral programs

We enter into contracts with certain third party portals/websites to earn revenue by redirecting online traffic to these third party portals/websites. On a monthly basis, we receive data on the user traffic and the related monthly revenue from these third party portals/ websites. Under these programs, we recognize its share of revenues based on contractual rates applied to user traffic redirected to the advertisements of the third parties.

d)	Revenues from cloud computing

As part of our cloud computing service, Project Crystal, we engage in sale of Zhuanqianbao (“ZQB”) and OneThing Cloud. ZQB and OneThing Cloud are hardware which could be used as a micro-computer based on Linux system, it also contains CPU, RAM, ROM and input/output devices. ZQB and OneThing Cloud also allow users to share their idle bandwidth with us, in exchange for crystal points and LinkTokens, respectively.

Crystal points, which can be converted into cash based on a pre-set exchange rate, will only be given to the users when they successfully shared unused bandwidth with us, whereas LinkTokens are not convertible into cash but they can be redeemed for the services offered in our platforms under the terms to be determined by us. Although we have not publicly announced the full details of the redemption process, the LinkTokens represent our obligation to deliver future services. Therefore, we receive an identifiable benefit, being the bandwidth, from the users in exchange for the crystal points and LinkTokens. We determine that ZQB and OneThing Cloud sold to users represent identifiable benefit to the users that is separable from the ability to sell bandwidth back to us and the bandwidth purchased from the users represent identifiable benefit to us, which we can reasonably estimate the fair value of this benefit, that is separable from ZQB and OneThing Cloud.

The sales of ZQB and OneThing Cloud and purchase of excess bandwidth by us are considered separate transactions. Therefore, sales of ZQB and OneThing Cloud are reported as revenue, while crystal points and LinkTokens given for purchase of bandwidth are reported as bandwidth cost.

We sell ZQB and OneThing Cloud through online e-commerce platforms. The revenue from ZQB and OneThing Cloud is recognized when the item is dispatched to the end customers.

The LinkTokens issued represent our obligation to deliver future services. Therefore, deferred revenue was recognized for all LinkTokens issued. Revenue will be recognized upon redemption of the LinkTokens, the fair value of which is calculated by bandwidth costs divided by total number of LinkTokens issued. Breakage is taken into account based on historical experience.

The core business principle of cloud computing is to collect idle uplink capacity from individuals with compensation, and sells to online video streaming platforms. On a monthly basis, we record the bandwidth we deliver and recognizes revenue from these online video streamers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month). The cost of collecting idle bandwidth is recorded as bandwidth costs within cost of revenue upon our receiving of idle bandwidth.

Revenue is recognized net of return allowances when the products are delivered and title passes to customers. Return allowances, which reduce net revenues, are estimated based on historical experiences. Product warranties are estimated and recognized at the time we recognizes revenue. The warranty period is one year. We accrue warranty liabilities at the time of sale, based on historical and projected incident rates and expected future warranty costs.

Share-based Compensation

We awarded a number of share-based compensation options to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in note 18 to our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017.

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

The following table sets forth the options granted that were outstanding as of December 31, 2017:

Date of Option Grant	Options outstanding	Exercise price (US$)	Fair value of options (US$)	Fair value of common shares (US$)
Prior to 2012	130,315	0.016-3.8	—	—
March 1, 2012	9,500	0.01-3.97	1.01-2.82	2.83
August 1, 2013	200,000	3.97	1.13	3.23
March 1, 2014	10,000	3.97	0.89	3.06
Total	349,815

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

We also awarded a number of restricted shares to our executive officers and employees. The details of these share-based restricted shares and the respective terms and conditions are described in “Share-based compensation” in note 20 to our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017.

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

In 2017, we granted 2,050,000 restricted shares to our executive officers and employees. The compensation costs that we expect to record for these grants will be approximately US$0.12 million.

Total compensation costs recognized for the years ended December 31, 2015, 2016 and 2017, respectively, are as follows:

	For the Year Ended December 31,
	2015	2016	2017
	(In thousands of US$)
Sales and marketing expenses	131	98	88
General and administrative expenses	6,701	6,267	5,800
Research and development expenses	2,896	2,983	2,442
Total	9,728	9,348	8,330

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

No goodwill impairment losses were recognized for the year ended December 31, 2017 based on the impairment test performed by us.

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in “Certain risk and concentration” in note 25 to our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017.

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

If we determine that an allowance is needed for a customer, we will discontinue business with them unless they start to resume payment. The accounts receivable is written-off when we cease pursuing collection. Any changes in our estimates may cause our operating results to fluctuate. The accounts receivable that was fully reserved as of December 31, 2017 was US$0.03 million.

The allowances provided for accounts receivable as of December 31, 2017 was US$0.03 million.

As of December 31, 2017, we had accounts receivable net of allowances aged beyond one year from the date of invoice in the amount of US$0.6 million. Based on our assessment of the customer’s ability to pay, a bad debt allowance was not considered necessary for those amounts. As of the date of this annual report, a part of those balances have been collected and we continue to actively pursue collection of the remaining balance.

Although our general credit term for our customers is 90 days, we do not consider our receivables aged less than one year from the invoice date to be past due given the general practices we have with our customers in the advertising industry. Typically, we are willing to accept delayed repayment up to one year from invoice date if we have assurance that payment will be made as soon as practicable. Accordingly, we did not make significant provisions for balances aged less than one year as of December 31, 2017.

Taxation and Uncertain Tax Positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We record a valuation allowance against certain of our deferred income tax assets if it is more likely than not that those assets will not be realized. In evaluating our ability to realize our deferred income tax assets, we consider all available positive and negative evidence, including our historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis. The estimation of future taxable income involves significant judgement and estimates. Based on management’s estimated future taxable income and all other available evidence, for entities where management concluded that it is more likely than not that the net operating losses carried forward can be utilized prior to their respective expiration dates, no valuation allowance is recorded.

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

We did not have any significant uncertain tax position and there was no effect on our financial position or results of operations as a result of implementing the new guidance. We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No material interest and penalties were recorded in the year ended December 31, 2017.

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

We are involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement and securities class actions, as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact our future financial results. We have incurred US$3.3 million, US$1.7 million and US$9.5 million legal and litigation related expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

As of the date of this annual report, we have 42 lawsuits pending against us with an aggregate amount of claimed damages of approximately RMB112 million (US$16.8 million) which occurred before December 31, 2017. Among these 42 pending lawsuits, 39 of them were relating to the alleged copyright infringement in the PRC. We have accrued for US$1.8 million litigation related expenses in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2017, which is the most probable and reasonably estimable outcome.

We estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from our legal counsel. We are in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, we do not expect that the outcome of the 42 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility we may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against us in a reporting period for amounts in excess of management’s expectations, our consolidated financial statements for that reporting period could be materially adversely affected.

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.	Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations and, to a lesser extent, proceeds from private placements of preferred shares to investors, and net proceeds received from our initial public offering during the year ended December 31, 2014 while we have financed our operations primarily through cash generated from operations during the years ended December 31, 2015, 2016 and 2017. As of December 31, 2017, we had US$372.4 million in cash and cash equivalents and short-term investments. As of the same date, we did not have any outstanding bank loans.

In respect of our revenues from customers in the advertising industry, although the general credit term for these customers is 90 days, we typically are willing to accept delayed repayment up to one year from the invoice date given the general practices we have with our customers in the advertising industry. Our practice and collection history may continue to have an impact on our liquidity.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risk related to our corporate structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE’s subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2017, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$142.5 million.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of US$)
Net cash generated from/(used in) operating activities	13,764	16,970	(14,216)
Net cash generated from/(used in) investing activities	(54,982)	(158,335)	35,208
Net cash generated from/(used in) from financing activities	5,030	(11,041)	2,561
Net increase/(decrease) in cash and cash equivalents	(36,188)	(152,406)	23,553
Cash and cash equivalents at the beginning of year	404,275	361,777	199,504
Effect of exchange rates on cash and cash equivalents	(6,310)	(9,867)	10,422
Cash and cash equivalents at end of year	361,777	199,504	233,479

As of December 31, 2017, we had cash or cash equivalents of US$233.5 million in total, including RMB436.8 million (US$66.9 million) and US$2.8 million located within the PRC, of which RMB313.9 million (US$48.0 million) was held by our VIE Shenzhen Xunlei and its subsidiaries. We also had cash or cash equivalents of RMB50,300 (US$7,700), US$163.7 million and HK$0.8 million (US$0.1 million) located outside of the PRC as of December 31, 2017.

Operating activities

Net cash used in operating activities amounted to US$14.2 million in 2017, which was primarily attributable to a net loss of US$37.8 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$10.0 million, impairment of receivables from and prepayments to Xunlei Kankan of RMB8.7 million, share-based compensation of US$8.3 million, and impairment of property and equipment, intangible assets and long-term investments of US$5.4 million, a net change in working capital. The net change in working capital was primarily due to an increase in accounts receivable of US$20.0 million, which was in line with the increase of our online advertising revenue and cloud computing revenue, an increase in prepayments and other current assets of US$11.4 million, an increase in accounts payable of US$9.0 million which was in line with the increase of bandwidth cost, an increase in accrued liabilities and other payable of US$26.1 million mainly attributable the increase in advance from customer of OneThing Cloud, accrued payroll, employees benefit provision and tax payable.

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

Net cash generated from operating activities amounted to US$13.8 million in 2015, which was primarily attributable to a net loss of US$14.5 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$17.8 million, share-based compensation of US$9.7 million, a net change in working capital. The net change in working capital was primarily due to a decrease in accounts receivable amounting to US$1.4 million, which was in line with the decrease of our online advertising revenues, a decrease in accrued liabilities and other payable of US$1.1 million mainly attributable to the decrease in accrued payroll and employees benefit provision, and an decrease in prepayments and other current assets of US$3.8 million.

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

Net cash generated from investing activities amounted to US$35.2 million in 2017, primarily attributable to proceeds from disposal of short-term investments of US$291.6 million, partially offset by purchase of short-term investment of US$244.8 million.

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

Financing activities

Net cash generated from financing activities amounted to US$2.6 million in 2017, primarily attributable to government grants received of US$2.9 million, partially offset by payments for the repurchase of shares in the amount of US$0.4 million.

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

Capital Expenditures

We made capital expenditures of US$4.9 million, US$13.8 million and US$8.9 million in 2017 in the years ended December 31, 2015, 2016 and 2017, respectively. In the past, our capital expenditures were primarily used to purchase servers or other equipment for our business and pay for construction in progress. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2017, we had a team of 620 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

Our research and development team is divided, according to focus areas, into core research and development, platform product engineering and business product engineering. The table below provides an outline of what each focus area entails:

Teams	Areas of focus
Core research and development	Primarily focuses on the development of our basic technologies to ensure that we use the most advanced transmission techniques to maintain our competitive advantage.
Platform Product Engineering	Primarily focuses on continuous development of our resource discovery/distributed file locating and bandwidth crowd-sourcing technologies to maintain the competitive advantages of our key products such as Xunlei Accelerator and our cloud computing services.
Business Product Engineering	Primarily focuses on diversifying and refining our service regarding Xunlei acceleration, live video as well as online advertising business.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

		Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	5,456	3,440	2,016	—	—
Bandwidth lease obligations	12,038	11,536	502	—	—
Capital obligations	4,368	2,953	1,415	—	—
Total	21,862	17,929	3,933	—	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases expire on different dates.

As of December 31, 2017, we had unconditional purchase obligations for switchboard, servers, office software and construction in process that had not been recognized in the amount of US$4.4 million.

G.	Safe Harbor

See “Forward-Looking Information.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chuan Wang	48	Chairman
Sean Shenglong Zou	46	Co-Founder and Director
Hao Cheng	42	Co-Founder and Director
Lei Chen	45	Chief Executive Officer and Director
Qin Liu	45	Director
Feng Hong	41	Director
Tao Zou	43	Director
Jenny Wenjie Wu	43	Independent Director
Ya Li	48	Independent Director
Peng Huang	50	Chief Operating Officer
Naijiang (Eric) Zhou	55	Chief Financial Officer

Mr. Chuan Wang has been serving as the chairman of the board of our company since December 2017 and a director of our company since March 2014. Mr. Wang is a co-founder of Xiaomi Technology, where he has served as its vice president since 2012. He is also a co-founder of Beijing Duokan Technology Co., Ltd., where he has served as its chief executive officer since its inception of business in 2010. Between 2005 and 2011, Mr. Wang was the general manager of Beijing Thunder Stone Century Technology Co., Ltd. Prior to that, Mr. Wang was the general manager of Beijing Thunder Stone Digital Technology Co., Ltd. since 1997. Mr. Wang received his bachelor of science degree from Beijing University of Technology in China in 1993.

Mr. Sean Shenglong Zou one of our co-founders and served as our chief executive officer from our inception in February 2005 to July 2017 and chairman of the board from our inception in February 2005 to December 2017. Mr. Zou currently serves as a director of our company. Mr. Zou is an expert in distributed computing. Mr. Zou pioneered the theory of content-based multimedia indexing technology and resource discovery network that provides time-saving online experience for internet users and has led our company to revolutionize traditional internet acceleration by the technology and network. Mr. Zou received a master’s degree in computer science from Duke University in the U.S. in 1998 and a bachelor’s degree in computer science from University of Wisconsin-Madison in 1997.

Mr. Hao Cheng is our co-founder and has been serving as a director of our company since our inception in February 2005. Mr. Cheng has worked at Invison Ventures since January 2016. Mr. Cheng served as the executive director of Xunlei Games Development (Shenzhen) Co. Ltd. from February 2010 to January 2016 and as the general manager of the same company from February 2010 to January 2016. Prior to joining us, Mr. Cheng managed the products, services, marketing and sales of the corporate search team at Baidu, Inc. Mr. Cheng received a master’s degree in computer science from Duke University in the U.S. in 1999 and a bachelor’s degree in mathematics from Nankai University in China in 1997.

Mr. Lei Chen has been our chief executive officer and a director of the board since July 2017. Mr. Chen served as our co-chief executive officer from November 2015 to July 2017 and our chief technology officer from November 2014 to November 2015. Prior to joining us, Mr. Chen was the chief executive officer of Tencent Cloud Computing (Beijing) Ltd., a wholly owned subsidiary of Tencent Holdings Limited, or Tencent, where he spearheaded Tencent’s cloud computing, open platform and social advertisement efforts. He joined Tencent in 2010. Before becoming the chief executive officer of Tencent Cloud Computing (Beijing) Ltd., he served as manager of Tencent’s cloud platform division and deputy general manager of its open platform and social advertising platform divisions. Mr. Chen also worked at Google and Microsoft before joining Tencent, creating data storage and e-commerce applications. Mr. Chen holds a bachelor of science degree in computer science and technology from Tsinghua University, and a master’s degree in computer science from the University of Texas at Austin.

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

Mr. Feng Hong has been a director of our company since April 2014. Mr. Hong is a co-founder of Xiaomi Inc. and has been a vice president since its inception. From 2006 to 2010, Mr. Hong held various product and engineering management roles in Google. Prior to that, from 2001 to 2005, Mr. Hong worked at Siebel as a software engineer. Mr. Hong received his master’s degree in computer science from Purdue University in 2001 and his bachelor’s degree in computer science and engineering from Shanghai Jiao Tong University in China in 1999.

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

Mr. Ya Li has been our independent director since March 2017. Mr. Li is currently the chief executive officer of Yidian Zixun, a personalized news and life-style information application company in China. Mr. Li joined Phoenix New Media, a NYSE listed company, as the chief operating officer and jointly served as the chief financial officer in June 2006 and later served as the president and a director of Phoenix New Media until September 2017. Prior to joining Phoenix New Media, Mr. Li had served as the chief operating officer and the chief financial officer of Techedge Inc. from 2004 to 2006 and the president of China Quantum Communications Inc., from 2002 to 2004. In 1995, Mr. Li founded and served as the chief executive officer of Global Villager Inc., a New York-based Internet startup, which was acquired by the then NASDAQ-traded Startec Global Communications Inc. in 2000. Mr. Li. also served as directors for U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs from 1996 to 2005. Mr. Li is also a visiting research fellow and master’s supervisor at Beijing University. Mr. Li received a two-year Executive Management Education from Wharton School of Business, a master degree in Computer Science from Temple University, and a bachelor degree in Control Systems Engineering from the University of Science & Technology of China.

Mr. Peng Huang has been our chief operating officer since September 2013, and currently oversees our online game business and strategic cooperation. Mr. Huang joined us in 2009 as a vice president, and also became the general manager of our member subscription department in 2011. From 2006 to 2009, Mr. Huang worked as a general vice president for PPTV. From 1996 to 2001, Mr. Huang was the director of the Shanghai office of Shenzhen Huawei Technology Co., Ltd. and general manager of Shanghai Huawei Company. Mr. Huang received a master’s degree in communications and electronic system from the University of Electronic Science and Technology of China in 1992 and a bachelor’s degree in wireless engineering from Northwestern Polytechnical University of China in 1987.

Mr. Naijiang (Eric) Zhou has been serving as our chief financial officer since September 2017. Mr. Zhou has twenty years of professional experience covering corporate finance, financial planning and analysis, domestic and international investment project due diligence, and mutual fund and private equity investment research and management in the U.S. and in China. Most recently, Mr. Zhou was an interim chief financial officer at ChinaCache International Holdings Limited, a Nasdaq-listed company. Mr. Zhou served as a senior vice president of ChinaCache from September 2015 to June 2016. From February 2010 to December 2014, he served as the vice president of finance and the chief financial officer at Sutor Technology Group Limited. Prior to that, Mr. Zhou served in various roles, including an executive vice president and the chief financial officer at Richfield Investment Ltd., an equity research analyst at Roth Capital Partners, a principal financial planner at American Electric Power and a senior research analyst at U.S. Global Investors. Mr. Zhou obtained a bachelor’s degree with honors in Petroleum Management Engineering from China Petroleum University, and an MBA in Finance and Ph.D. in Interdisciplinary Energy and Mineral Resources from the University of Texas at Austin. Mr. Zhou is a Chartered Financial Analyst (CFA).

B.	Compensation

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately US$1.7 million in cash to our executive officers, and we paid approximately US$0.1 million in cash compensation to two non-executive directors. In addition, we paid approximately US$0.2 million in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan, see “—Share Incentive Plans.” For restricted share grants outside the share incentive plan, see “—Share Incentive Plans.”

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

2010 Plan

Under the 2010 Plan and the seventh amended and restated shareholders’ agreement dated as of April 24, 2014, the maximum number of shares in respect of which options, restricted shares, or restricted share units that may be granted is 26,822,828 shares. As of March 31, 2018, options to purchase an aggregate number of 349,815 common shares were outstanding and 4,830,315 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2010 Plan.

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

2013 Plan

Under the 2013 Plan, the maximum number of share awards that may be granted is 9,073,732 restricted shares, which have been issued to Leading Advice Holdings Limited, or Leading Advice, for the purposes of administrating the awards according to the 2013 Plan. As of March 31, 2018, 7,089,155 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan.

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

2014 Plan

Under the 2014 Plan, the maximum number of share awards that may be granted is 14,195,412 restricted shares, which are currently registered under the name of Leading Advice Holdings Limited for the purposes of administrating the awards according to the 2014 Plan. As of March 31, 2018, 10,305,350 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2014 Plan.

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

The following table summarizes, as of March 31, 2018, the outstanding options and restricted shares granted to our executive officers, directors, and other individuals as a group under our share incentive plans.

Name	Number of restricted shares or common shares underlying options awarded	Exercise price (US$/share)	Date of grant	Date of expiration
Naijiang (Eric) Zhou	*	-	March 1,2018	-

Lei Chen	*	-	June 25, 2016	-
	*	-	November 3, 2014
Other grantees as a Group(1)	5,973,405	-	-	-
Total	9,923,405

*	Less than one percent of our total outstanding share capital.

(1)	The awards we granted to other grantees include options and restricted shares. As of March 31, 2018, the outstanding options held by other individuals as a group had exercise prices ranging from US$3.80 to US$3.97. The options and restricted shares were granted on various dates from June 1, 2011 through March 18, 2018. Each option will expire after seven or eight years from the date of grant.

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

As of December 31, 2017, we had 1,125 employees, including 95 in general administration, 870 in research and development and 160 in sales and marketing. We group our employees into three categories—research and development, sales and marketing and general administration. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2018 held by:

•	each of our current directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 334,430,280 total outstanding common shares as of March 31, 2018, excluding (i) 9,519,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 24,927,785 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by us under our 2015 and 2016 repurchase programs but not yet cancelled.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%†
Directors and executive officers**:
Chuan Wang(1)	—	—
Sean Shenglong Zou(2)	30,512,106	9.12%
Hao Cheng(3)	11,434,487	3.42%
Lei Chen	*	*
Qin Liu(4)	4,166,667	1.25%
Feng Hong(5)	—	—
Tao Zou(6)	—	—
Jenny Wenjie Wu(7)	*	*
Ya Li(8)	*	*
Peng Huang	*	*
Naijiang (Eric) Zhou	*	*
All directors and executive officers as group	51,066,475	15.27%

Principal Shareholders:
Xiaomi Ventures Limited(9)	93,653,572	28.00%
King Venture Holdings Limited(10)	37,500,000	11.21%
Vantage Point Global Limited(11)	18,512,106	5.54%

Notes:

*	Less than 1% of the total outstanding common shares.

**	The business address of Messrs Shenglong Zou, Lei Chen, Peng Huang and Naijiang (Eric) Zhou is 7/F Block 11, Shenzhen Software Park, Ke Ji Zhong 2nd Road, Nanshan District, Shenzhen, 518057, People’s Republic of China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2018, by 334,430,280, being the sum of the total number of common shares, and the number of common shares underlying share options, restricted shares and warrants held by such person or group that are exercisable within 60 days of March 31, 2018.

(1)	The business address of Mr. Wang is Building C, Shunshijiaye Chuang Ye Yuan, No. 66 Zhufang Road, Qinghe, Haidian Districted, Beijing, China.

(2)	Represents (i) 16,499,681 common shares and 402,485 ADSs representing 2,012,425 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Zou through a family trust, and (ii) 12,000,000 common shares held by Eagle Spirit LLC, a Delaware limited liability company, which is wholly owned by a United States irrevocable trust with Mr. Zou as the settler, and Mr. Zou is the sole director of Eagle Spirit LLC.

(3)	Represents 11,434,487 common shares held by Aiden & Jasmine Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Hao Cheng through a family trust. The business address of Mr. Cheng is CITIC Mangrove Bay 10A-1402.

(4)	Represents (i) 3,796,296 common shares held by Morningside China TMT Special Opportunity Fund, L.P. and (ii) 370,371 common shares held by Morningside China TMT Fund III Co-Investment, L.P. Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-Investment, L.P. are controlled by Morningside China TMT GP III, L.P., their general partner. Morningside China TMT GP III, L.P. is in turn controlled by TMT General Partner Ltd., its general partner. Mr. Liu is one of the directors of TMT General Partner Ltd. The business address of Mr. Liu is No. 380, Wu Yuan road, Xuhui District, Shanghai, China.

(5)	The business address of Mr. Hong is Rainbow City Building,68 Qinghe Middle Street, Haidian District, Beijing, China.

(6)	The business address of Mr. Zou is Kingsoft Tower, No. 33 Xiaoying West Road, Haidian District, Beijing, China.

(7)	The business address of Ms. Wu is Room 2705, Block A, Fuxing SOHO Plaza, No.388 Madang Road, Huangpu District, Shanghai, 200025, China.

(8)	The business address of Mr. Li is 19/F, Tower 2 FuSheng Building, No.4 Huixin East Street, Chaoyang District, Beijing 100029, China.

(9)	Represents 93,653,572 common shares held by Xiaomi Ventures Limited. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands. The business address of Xiaomi Ventures Limited is 68 Qinghe Middle Street WuCaiCheng Office Building, 12th Floor, Haidian District, Beijing, People’s Republic of China.

(10)	Represents 37,500,000 common shares held by King Venture Holdings Limited. King Venture Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands, and is wholly owned by Kingsoft Corporation Limited, a Cayman Islands company with its shares listed on the Hong Kong Stock Exchange (Stock Code: 3888). The business address of King Venture Holdings Limited is Kingsoft Tower, No. 33 Xiaoying West Road, Haidian District, Beijing, China.

(11)	Represents 15,197,181 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust. The registered address of Vantage Point Global Limited is P.O. Box 438, Palm Grove House, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2018, 193,091,199 of our outstanding common shares are held by three record holders in the United States including 181,091,195 common shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of our common shares held by The Bank of New York Mellon includes 24,927,785 common shares consisting of shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by the company in 2015, 2016 and 2017, which represents 49.09% of our total outstanding shares (including the aforementioned 24,927,785 common shares). None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Advances extended to certain directors

We extended advances amounting to RMB60,000 to Mr. Shenglong Zou and RMB40,000 to Mr. Chuan Wang in 2014. These advances were used for general business purposes, to set up certain companies in the PRC which we plan to use to conduct a part of our business and consolidate into the financial statements of our company in the future. As of the December 31, 2017, the advances to Mr. Shenglong Zou and Mr. Chuan Wang remain outstanding.

Game sharing arrangement with Zhuhai Qianyou Technology, Co., Ltd.

In November 2011, we obtained an exclusive game operation right from Zhuhai Qianyou Technology, Co., Ltd., or Zhuhai Qianyou, our equity investee, which is specialized in developing online games. According to the agreement in relation to such game operation right that we entered into with Zhuhai Qianyou, we need to share revenues derived by the licensed games with Zhuhai Qianyou. For the years ended December 31, 2015, 2016 and 2017, game sharing cost paid and payable to Zhuhai Qianyou was US$0.1 million, US$0.2 million and US$0.1 million, respectively. As of December 31, 2015, 2016 and 2017, less than US$0.1 million, less than US$0.1 million and less than US$0.01 million, respectively, of the game sharing cost we owe to Zhuhai Qianyou remained unpaid and outstanding.

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

As of December 31, 2017, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was RMB11.9 million (US$1.8 million).

Pre-installing services agreements with Xiaomi

Cooperation Framework Agreement. On August 1, 2013, we entered into a Cooperation Framework Agreement, or the Framework Agreement, with Xiaomi Inc. to arrange for the pre-installation of our Xunlei Accelerator onto Xiaomi’s set-top boxes. The Framework Agreement has been renewed with an expiry date of June 20, 2017. We are in the process of renewing such Cooperation Framework Agreement.

Xunlei Accelerator Mobile Pre-installing Services Agreement. On December 1, 2013, we entered into a Xunlei Accelerator Mobile Pre-installing Services Agreement, or the Pre-installing Services Agreement, with Beijing Xiaomi Mobile Software Company Limited, or Beijing Xiaomi, a Xiaomi group company. Through such cooperation, Xiaomi phones will be pre-installed with our mobile acceleration applications and Xiaomi phone users will have access to our acceleration services. The Pre-installing Services Agreement has a term of one year, which is renewed on a yearly basis and there is no fee charged for the pre-installation. We have entered into other pre-installing agreements with other unrelated parties at no charge. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems, MIUI6, MIUI7, MIUI8 and MIUI9, and installed on Xiaomi phones, including both pre-installations on new phone shipments and installations from upgrades on existing Xiaomi phones. Our total technology service revenue for the period from January 2016 to mid-June 2017 from Beijing Xiaomi recognized in 2017 is US$5.8 million. As of December 31, 2017, US$5.8 million of the technology service revenue from Beijing Xiaomi remained outstanding and was fully settled in January, 2018.

Cloud computing service agreement with Millet Communication Technology Co., Ltd. and Beijing Xiaomi Mobile Software Co., Ltd.

Both Millet Communication Technology Co., Ltd. and Beijing Xiaomi Mobile Software Co., Ltd. are companies controlled by one of our shareholders, Xiaomi Ventures Limited. From 2015, we received sales orders from Millet Communication Technology Co., Ltd. to provide cloud computing services. Our total cloud computing revenue from those orders in 2017 was US$1.7 million from Millet Communication Technology Co., Ltd. and US$2.2 million from Beijing Xiaomi Mobile Software Co., Ltd. As of December 31, 2017, US$0.42 million of the cloud computing revenue from Beijing Xiaomi Mobile Software Co., Ltd. remained outstanding.

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

We were subject to a number of lawsuits in China for alleged copyright infringements over the years, a number of which are still outstanding as of the date of this annual report. In addition, two putative shareholder class action lawsuits have been filed in the United States District Courts for the Southern District of New York against our Company and certain current and former officers and directors of our Company: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No. 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs allege that certain statements regarding OneCoin in the Company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (RJS), and appointed lead plaintiffs and lead plaintiffs’ counsel. The proceedings are still at an early stage, and the consolidated amended complaint has not yet been filed.

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since June 24, 2014)	16.18	6.56
2015	14.34	5.93
2016	7.66	3.73
2017	27.00	3.11

Quarterly Highs and Lows
First Quarter 2016	7.66	5.14
Second Quarter 2016	7.49	5.02
Third Quarter 2016	6.03	5.06
Fourth Quarter 2016	5.52	3.73
First Quarter 2017	4.38	3.51
Second Quarter 2017	4.05	3.20
Third Quarter 2017	4.76	3.11
Fourth Quarter 2017	27.00	4.21

Monthly Highs and Lows
October 2017	10.13	4.21
November 2017	27.00	8.14
December 2017	18.60	11.81
January 2018	24.99	13.80
February 2018	15.70	10.99
March 2018	14.67	9.55
April 2018 (through April 24, 2018)	14.20	9.55

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ Global Select Market since June 24, 2014 under the symbol “XNET.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

See “Item 4.B. Information on the Company—Business Overview—Regulation— Regulation on foreign exchange control and administration.”

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

If we are not deemed a PRC resident enterprise, no PRC income tax will be withheld from dividends distributed by us and no PRC income tax will be payable on gains realized from the sale or other disposition of our shares or ADSs by the non-resident holders of our shares or ADSs. SAT Circular 7 further clarifies that, where a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income shall not be subject to PRC tax. However, given the uncertainty concerning the application of SAT Public Notice 37 and SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 37 and SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Circular 7 or to establish that we should not be taxed under SAT Public Notice 37 and SAT Circular 7 in the future.

United States Federal Income Tax Considerations

The following discussion is a summary of the United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, banks, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, cooperatives, pension plans, U.S. expatriates, persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, holders who own (directly, indirectly or constructively) 10% or more of our stock, holders that hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, except to the extent described below, this discussion does not discuss any state, local, alternative minimum tax, non-United States tax, non-income tax (such as gift or estate tax), or the Medicare tax considerations. U.S. Holders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or common shares.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Dividends

Subject to the discussion below under “Passive foreign investment company rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on the NASDAQ Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the NASDAQ Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018. Each non-corporate U.S. Holder is advised to consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares and ADSs. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

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

As of December 31, 2017, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB0.57 billion, HKD-denominated cash and cash equivalents, restricted cash and short-term investments of HKD0.79 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$0.29 billion. Assuming we had converted RMB0.57 billion into U.S. dollars at the exchange rate of RMB6.5342 for US$1.00 as of December 29, 2017, our U.S. dollar cash balance would have been US$0.37 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$0.36 billion instead. Assuming we had converted US$0.29 billion into RMB at the exchange rate of RMB6.5342 for US$1.00 as of December 29, 2017, our RMB cash balance would have been RMB2.43 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB2.62 billion instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. In 2017, we received approximately US$0.13 million (after withholding tax) from the depositary.

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

After deducting the total expenses, we received net proceeds of approximately US$90.4 million from our initial public offering. As of December 31, 2017, the net proceeds received from our initial public offering had been used for the following purposes:

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2017, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, including those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). One material weakness in internal control over financial reporting has been identified as of December 31, 2014 and 2015 and had not been remediated as of December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements. Because of the material weakness described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s independent registered public accounting firm because the company qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2017.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness, one significant deficiency and other control deficiencies in our internal control over financial reporting as of December 31, 2014 and December 31, 2015, which had not yet been remediated as of December 31, 2017. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified was related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and lack of related implementation controls.

To remediate our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we have adopted a number of measures to improve our internal control over financial reporting. For example, we hired a chief financial officer and a senior financial officer, each of whom has a solid understanding of and extensive work experience involving U.S. GAAP and SEC financial reporting. We engaged an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls. In 2017, we provided our accounting and finance staff with U.S. GAAP training and knowledge sharing, and enhanced our accounting and manual with respect to U.S. GAAP and SEC financial reporting requirements. We will continue to provide our accounting and finance staff with U.S. GAAP training regularly, enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP, SEC rules and requirements, and we will continue to review and improve key controls over financial reporting. As such remedial measures had not been fully implemented in the limited time that elapsed since our initial public offering, our management concluded that the material weakness had not been remediated as of December 31, 2017. We still lacked sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to timely and properly prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements. We are fully committed to continue to implement measures to remediate our material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk factors—Risks related to our business and industry—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud or fail to meet our reporting obligations, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2015		2016		2017
	(in US$)
Audit fees(1)	US$	746,085	US$	761,535	US$	758,028
Audit-related fees(2)	US$	—	US$	—	US$	—
All other fees(3)	US$	—	US$	—	US$	—

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal auditors in connection with our initial public offering in 2014, other than the underlying audit and review of financial statements.

(3)	“All other fees” means the aggregate fees for services rendered other than services reported under “Audit fees” and “Audit-related fees” provided by our principal auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditors, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2017.

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

In 2017, we repurchased a total of 93,070 ADSs through privately negotiated transactions from our employees. The repurchases were made not as a part of any publicly announced plans. The details of such repurchases are set out in below table.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS
January 13, 2017	994	4.34
February 10, 2017	5,553	3.75
March 7, 2017 – March 24, 2017	86,523	3.86
Total	93,070

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The practices of our home country, the Cayman Islands, do not require us to hold annual shareholders meetings every year. We have elected to adopt this practice and did not hold an annual meeting of shareholders for fiscal year 2017. We may, however, hold annual shareholders meeting in the future.

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

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Eighth amended and restated memorandum and seventh amended and restated articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)
2.3	Deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated June 23, 2014 (incorporated by reference to Exhibit 4.3 to the Registrant’s registration statement on Form F-1, as amended (File No. 333-196221), filed with the Securities and Exchange Commission on June 12, 2014)
4.1	Seventh amended and restated shareholders agreement among the Registrant and its subsidiaries, Shenzhen Xunlei Networking Technologies Co., Ltd. and its subsidiaries, shareholders of the Registrant and other parties thereto, dated April 24, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.2	Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of February 13, 2014 (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.3	Warrant issued by the Registrant to Xiaomi Ventures Limited dated as of March 5, 2014 (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.4	Warrant issued by the Registrant to Skyline Global Company Holdings Limited, dated as of March 5, 2014 (incorporated by reference to Exhibit 4.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.5	Supplemental agreement to Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of March 20, 2014 (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.6	Series E preferred share purchase agreement, among the Registrant, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and IDG Technology Venture Investment V, L.P., dated as of April 3, 2014 (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document
4.7	2010 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.8	2013 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.9	2014 share incentive plan (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.10	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan of the Registrant, dated March 20, 2014 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.11	Letter agreement signed by Leading Advice Holdings Limited in relation to 2014 share incentive plan of the Registrant, dated May 5, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.12	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan and 2014 share incentive plan of the Registrant, dated May 19, 2014 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.13	Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.14	Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.15	English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)
4.16	English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.17	English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.18	English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.19	English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.20	English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.21	English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document
4.22	English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.23	English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.24	English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.25	English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.26	English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.27	English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.28	English translation of equity interests disposal agreement between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated November 15, 2006, as amended on May 10, 2011 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)
4.29	English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated December 24, 2013 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.30	Content protection agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd. and other parties thereto dated May 22, 2014 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.31	English summary of Assets and Business Transfer Agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Science and Technology Co., Ltd. and Beijing Kingsoft Cloud Science and Technology Co., Ltd. dated September 2, 2014 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2015)
4.32	English translation of the Equity Transfer Agreement dated as of May 13, 2015 by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 21, 2016)
4.33	English translation of the Business and Assets Transfer Agreement dated as of May 14, 2015 by and among Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 21, 2016)
8.1*	List of significant subsidiaries and variable interest entity of the Registrant
11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the Securities and Exchange Commission on June 12, 2014)

Exhibit Number	Description of Document
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Zhong Lun Law Firm
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Chuan Wang
	Name:	Chuan Wang
	Title:	Chairman of the Board

Date: April 25, 2018

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Xunlei Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xunlei Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 25, 2018

We have served as the Company's auditor since 2014.

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	As at December 31, 2016	As at December 31, 2017
Assets
Current assets:
Cash and cash equivalents	4	199,504	233,479
Short-term investments	5	181,960	138,915
Accounts receivable, net	6	14,536	40,632
Inventories	10	374	3,879
Deferred tax assets	21	1,221	—
Due from related parties	20	1,097	6,986
Prepayments and other current assets	7	13,593	6,866
Held-for-sale assets	3(b)	20	26
Total current assets		412,305	430,783

Non-current assets:
Long-term investments	11	40,792	42,741
Deferred tax assets	21	3,272	6,072
Property and equipment, net	8	20,996	24,685
Intangible assets, net	9	10,746	5,511
Goodwill	2(l)	20,497	21,760
Other long-term prepayments and receivables	7	1,187	1,885
Total assets		509,795	533,437

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and its subsidiaries without recourse to the Company of USD 44,162 and USD 68,469 as of December 31, 2016 and 2017, respectively)		33,376	49,819
Due to a related party (including due to a related party of the consolidated VIE and its subsidiaries without recourse to the Company of USD 45 and USD 10 as of December 31, 2016 and 2017, respectively)	20	45	10
Deferred revenue and income, current portion (including deferred revenue and income, current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 22,923 and USD 27,738 as of December 31, 2016 and 2017, respectively)	12	23,194	28,046
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of USD 2,253 and USD 3,128 as of December 31, 2016 and 2017, respectively)		2,321	3,128
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIE and its subsidiaries without recourse to the Company of USD 104,114 and USD 132,901 as of December 31, 2016 and 2017, respectively)	13	33,131	59,871
Held-for-sale liabilities	3(b)	1,338	822
Total current liabilities		93,405	141,696

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	As at December 31, 2016	As at December 31, 2017
Non-current liabilities:
Deferred revenue and income, non-current portion (including deferred revenue and income, non-current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 3,539 and USD 2,934 as of December 31, 2016 and 2017, respectively)	12	4,082	3,242
Deferred tax liabilities, non-current portion	21	635	—
Due to related parties, non-current portion	20	4,537	4,737
Other long-term payable		886	925
Total liabilities		103,545	150,600
Commitments and contingencies	24
Equity
Common shares ( USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 330,545,000 shares outstanding as of December 31, 2016; 368,877,209 shares issued and 333,643,560 shares outstanding as of December 31, 2017)	15	83	83
Additional paid-in-capital		453,347	461,330
Accumulated other comprehensive loss		(13,629)	(7,031)
Statutory reserves		5,132	5,132
Treasury shares (38,332,209 shares and 35,233,649 shares as of December 31, 2016 and 2017, respectively)	15	9	9
Accumulated deficits		(36,704)	(74,526)
Total Xunlei Limited’s shareholders’ equity		408,238	384,997
Non-controlling interests	17	(1,988)	(2,160)
Total liabilities and shareholders’ equity		509,795	533,437

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive Loss

(Amounts expressed in thousands of USD, except for number of shares and per share		Years ended December 31,
data)	Note	2015	2016	2017
Net revenues
Service revenue		102,325	136,442	169,017
Product revenue		2,512	4,543	32,894
Total revenues, net of rebates and discounts	2(q)	104,837	140,985	201,911
Business taxes and surcharges		(316)	(779)	(1,328)
Net revenues		104,521	140,206	200,583
Cost of revenues
Service	14	(56,629)	(75,571)	(96,391)
Product	14	(2,621)	(4,357)	(21,485)
Total cost of revenues	14	(59,250)	(79,928)	(117,876)
Gross profit		45,271	60,278	82,707
Operating expenses
Research and development expenses		(35,762)	(61,169)	(66,947)
Sales and marketing expenses		(12,411)	(14,601)	(19,888)
General and administrative expenses		(28,619)	(26,010)	(36,517)
Assets impairment loss	2(n), 7	—	—	(13,556)
Total operating expenses		(76,792)	(101,780)	(136,908)
Operating loss		(31,521)	(41,502)	(54,201)
Interest income		5,833	2,158	1,967
Interest expense		(239)	(239)	(239)
Other income, net	23	3,627	6,503	7,880
Share of loss from equity investees		(12)	(195)	(1,875)
Loss from continuing operations before income tax		(22,312)	(33,275)	(46,468)
Income tax benefit	21	3,745	2,469	2,252
Net loss from continuing operations		(18,567)	(30,806)	(44,216)
Discontinued operations	3
Income from discontinued operations before income taxes		9,008	7,791	7,538
Income tax expense		(4,907)	(1,168)	(1,131)
Net profit from discontinued operations		4,101	6,623	6,407
Net loss for the year		(14,466)	(24,183)	(37,809)
Less: net profit/(loss) attributable to the non-controlling interest		(1,299)	(72)	13
Net loss attributable to Xunlei Limited		(13,167)	(24,111)	(37,822)

Xunlei Limited

Consolidated Statements of Comprehensive Loss (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share		Years ended December 31,
data)	Note	2015	2016	2017

Net loss for the year		(14,466)	(24,183)	(37,809)
Other comprehensive (loss)/income: Currency translation adjustments, net of tax		(9,945)	(9,325)	6,413
Comprehensive loss		(24,411)	(33,508)	(31,396)
Less: comprehensive (loss)/income attributable to non-controlling interest		(1,198)	80	(172)
Comprehensive loss attributable to Xunlei Limited		(23,213)	(33,588)	(31,224)

Earnings/(loss) per share for common shares, basic
Continuing operations	19	(0.0514)	(0.0919)	(0.1333)
Discontinued operations	19	0.0122	0.0198	0.0193
Total loss per share for common shares, basic		(0.0392)	(0.0721)	(0.1140)

Earnings/(loss) per share for common shares, diluted
Continuing operations	19	(0.0514)	(0.0919)	(0.1333)
Discontinued operations	19	0.0122	0.0198	0.0193
Total loss per share for common shares, basic		(0.0392)	(0.0721)	(0.1140)

Weighted average number of common shares used in calculating continuing operations
Basic	19	335,987,595	334,155,668	331,731,963
Diluted	19	335,987,595	334,155,668	331,731,963

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated statements of changes in shareholders’ equity

(Amounts expressed in thousands of USD, except for number of	Common shares		Treasury stock		Additional paid-in	Retained earnings/ (Accumulated	Statutory	Accumulated other comprehensive	Total Xunlei Limited’s shareholders’	Non- controlling	Total
shares and per share data)	Shares	Amount	Shares	Amount	capital	deficits)	reserves	income/(loss)	equity	interest	equity
Balance at January 1, 2015	327,611,487	82	30,274,602	7	446,202	574	5,132	5,894	457,891	(870)	457,021
Issuance of common shares for the vesting of restricted shares and the exercise of share options	—	—	10,991,120	3	(3)	—	—	—	—	—	—
Issuance of common shares for exercised share options	9,092,265	2	(9,092,265)	(2)	3,630	—	—	—	3,630	—	3,630
Repurchase of common shares	(1,068,095)	—	1,068,095	—	(1,287)	—	—	—	(1,287)	—	(1,287)
Share-based compensation	—	—	—	—	9,728	—	—	—	9,728	—	9,728
Restricted shares vested	3,683,458	1	(3,683,458)	(1)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(13,167)	—	—	(13,167)	(1,299)	(14,466)
Currency translation adjustments	—	—	—	—	—	—	—	(10,046)	(10,046)	101	(9,945)
Balance at December 31, 2015	339,319,115	85	29,558,094	7	458,270	(12,593)	5,132	(4,152)	446,749	(2,068)	444,681

Issuance of common shares for exercised share options	440,465	—	(440,465)	—	58	—	—	—	58	—	58
Repurchase of common shares	(12,272,500)	(3)	12,272,500	3	(14,329)	—	—	—	(14,329)	—	(14,329)
Share-based compensation	—	—	—	—	9,348	—	—	—	9,348	—	9,348
Restricted shares vested	3,057,920	1	(3,057,920)	(1)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(24,111)	—	—	(24,111)	(72)	(24,183)
Currency translation adjustments	—	—	—	—	—	—	—	(9,477)	(9,477)	152	(9,325)
Balance at December 31, 2016	330,545,000	83	38,332,209	9	453,347	(36,704)	5,132	(13,629)	408,238	(1,988)	406,250

Issuance of common shares for exercised share options	4,000	—	(4,000)	—	11	—	—	—	11	—	11
Repurchase of common shares	(465,350)	(1)	465,350	1	(358)	—	—	—	(358)	—	(358)
Share-based compensation	—	—	—	—	8,330	—	—	—	8,330	—	8,330
Restricted shares vested	3,559,910	1	(3,559,910)	(1)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(37,822)	—	—	(37,822)	13	(37,809)
Currency translation adjustments	—	—	—	—	—	—	—	6,598	6,598	(185)	6,413
Balance at December 31, 2017	333,643,560	83	35,233,649	9	461,330	(74,526)	5,132	(7,031)	384,997	(2,160)	382,837

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for	Years ended December 31,
number of shares and per share data)	2015	2016	2017
Cash flows from operating activities
Net loss for the year	(14,466)	(24,183)	(37,809)
Adjustments to reconcile net loss to net cash generated from operating activities (note)
—Depreciation of property and equipment	5,646	6,165	7,948
—Amortization of intangible assets	12,149	2,223	2,101
—Allowance for doubtful accounts	4	—	27
—Impairment of receivables from and prepayments to Kankan	—	—	8,723
—Loss on disposal of property and equipment	4	85	85
—Gain from barter transactions	(409)	—	—
—Share-based compensation	9,728	9,348	8,330
—Share of loss from equity investees	12	195	1,875
—Investment income on short-term investments	(997)	(506)	(728)
—Impairment of property and equipment	—	—	20
—Impairment of intangible assets	—	—	4,833
—Impairment of long-term investments	—	—	596
—Deemed disposal gain on long-term investments	(702)	(689)	(491)
—Interest expense accrued on long-term payable	239	239	239
—Deferred taxes	873	(954)	(2,214)
—Deferred government grants	(1,969)	(3,473)	(3,493)
Changes in operating assets and liabilities:
—Accounts receivable	1,395	(5,168)	(20,040)
—Prepayments and other assets	3,815	13,947	(11,418)
—Due from/to related parties	(70)	(1,180)	(4,879)
—Accounts payable	301	15,855	9,037
—Inventories	(526)	59	(2,925)
—Deferred revenue	(294)	2,631	(510)
—Income tax payable	153	147	339
—Accrued liabilities and other payables	(1,122)	2,229	26,138
Net cash generated from/(used in) operating activities	13,764	16,970	(14,216)

Cash flows from investing activities
Purchase of short-term investments	(222,157)	(209,034)	(244,781)
Proceeds from disposal of short-term investments	175,513	94,139	291,568
Proceeds from disposal of property and equipment	25	22	23
Proceeds from disposal of Kankan	16,687	—	—
Proceeds from disposal of long-term investments	—	3,670	191
Purchase of intangible assets	(11,894)	(121)	(481)
Acquisition of long-term investments	(8,330)	(33,233)	(2,793)
Repayment of loans from /(loans to) employees	105	(22)	423
Acquisition of property and equipment	(4,931)	(13,756)	(5,318)
Acquisition of constructions in progress	—	—	(3,624)
Net cash generated from/(used in) investing activities	(54,982)	(158,335)	35,208

Cash flows from financing activities
Repurchase of shares	(1,287)	(14,319)	(358)
Prepayment for share repurchase plan	288	712	—
Governments grants received	1,055	2,508	2,908
Proceeds from exercise of vested share options	4,974	58	11
Net cash generated from/(used in) financing activities	5,030	(11,041)	2,561

Net (decrease)/increase in cash and cash equivalents	(36,188)	(152,406)	23,553
Cash and cash equivalents at beginning of year	404,275	361,777	199,504
Effect of exchange rates on cash and cash equivalents	(6,310)	(9,867)	10,422
Cash and cash equivalents at end of year	361,777	199,504	233,479

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for	Years ended December 31,
number of shares and per share data)	2015	2016	2017

Supplemental disclosure of cash flow information
Income tax paid	82	—	—
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	4,468	(1,773)	(2,774)
—Purchase of intangible assets in form of accounts payable	62	—	—

Note: Combines adjustment relating to both continuing and discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations

Xunlei Limited, previously known as Giganology Limited, (the “Company”) was incorporated under the law of the Cayman Islands (“Cayman”) as a limited liability company on February 3, 2005. The Company completed its initial public offering (“IPO”) on June 24, 2014 on the NASDAQ Global Market. Each American Depositary Shares (“ADSs”) of the Company represents five common shares.

These consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”) as follows:

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Shenzhen Xunlei Networking Technologies, Co., Ltd. (“Shenzhen Xunlei”)	People’s Republic of China (“PRC”)	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses

Giganology (Shenzhen) Co., Ltd. (“Giganology Shenzhen”)	PRC	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies

Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”) (“Wangwenhua”)	PRC	December 2005	VIE’s subsidiary	100%	Development of software for related companies, provision of advertising services and production of broadcast television programs

Xunlei Networking Technologies (Beijing) Co., Ltd. (“Beijing Xunlei”)	PRC	June 2009	VIE’s subsidiary	100%	Development of software for related companies (note b)

Shenzhen Zhuolian Software Co., Ltd. (formerly known as “Xunlei Software (Shenzhen) Co., Ltd.”) (“Zhuolian Software”)	PRC	January 2010	VIE’s subsidiary	100%	Provision of software technology development for related companies

Xunlei Games Development (Shenzhen) Co., Ltd. (“Xunlei Games”)	PRC	February 2010	VIE’s subsidiary	70%	Development of online game and computer software for related companies and provision of advertising services

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Xunlei Network Technologies Limited (“Xunlei BVI”)	British Virgin Islands	February 2011	Subsidiary	100%	Holding company

Xunlei Network Technologies Limited (“Xunlei HK”)	Hong Kong	March 2011	Subsidiary	100%	Development computer software of related companies and provision of advertising services

Xunlei Computer (Shenzhen) Co., Ltd. (“Xunlei Computer”)	PRC	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Onething Technologies Co., Ltd. (“Onething”)	PRC	September 2013	VIE’s subsidiary	100%	Development of computer software, sale of hardware, and provision of information technology services

Beijing Xunjing Technologies Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”) (“Beijing Xunjing”)	PRC	October 2015	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Crystal Interactive Technologies Co., Ltd. (“Crystal Interactive”)	PRC	May 2016	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Xunlei Venture Capital Partnership Enterprise (Limited Partnership) (“Xunlei Venture Capital”)	PRC	June 2016	VIE’s subsidiary	99%	Investments in industries and consultation in investments (note c)

Beijing Onething Technologies Co., Ltd. (“Beijing Onething”)	PRC	January 2017	VIE’s subsidiary	100%	Provision of technology services and development of computer software

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Note a: The English names of the PRC companies represent management’s translation of their Chinese names of these companies as they have not adopted formal English names.

Note b: Beijing Xunlei was deregistered in 2017.

Note c: As at December 31, 2017, Xunlei Venture Capital was in the process of deregistration.

The Group engages primarily in the provision of premium downloading services to its members, online advertising services on its websites and mobile phone applications, sales of bandwidth, sales of cloud computing hardwares, platform for live video services, online game platforms for game developers and users, and other internet value added services.

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

Details of certain key agreements with the VIE are as follows:

—Loan Agreements between Giganology Shenzhen and the shareholders of Shenzhen Xunlei— Giganology Shenzhen provided interest-free loans of RMB 9 million to the legal shareholders of Shenzhen Xunlei for them to make contributions as registered capital into Shenzhen Xunlei. The term of these agreements last for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until each legal shareholder of Shenzhen Xunlei has repaid the loans in its entirety in accordance with the loan agreement. The legal shareholders would not be allowed to transfer their interests in Shenzhen Xunlei without prior consent of Giganology Shenzhen. According to the loan agreements, the loans can only be repaid in the form of common shares of Shenzhen Xunlei. At any time during the term of the loan agreements, Giganology Shenzhen may, at their sole discretion, requires any of the legal shareholders of Shenzhen Xunlei to repay all or any portion of their outstanding loan under the agreement.

Under a separate loan agreement between Giganology Shenzhen and Mr. Sean Shenglong Zou as a legal shareholder of Shenzhen Xunlei, Giganology Shenzhen made an additional interest-free loan of RMB20 million to Mr. Sean Shenglong Zou, the entire amount of which was contributed to the registered capital of Shenzhen Xunlei, increasing the registered capital of Shenzhen Xunlei to RMB 30 million. The term of this agreement last for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until Mr. Zou has repaid the loan in its entirety in accordance with the loan agreement. This loan will be deemed to be repaid when all equity interest held by the shareholders in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. At any time during the term of this loan agreement, the Company may, at their sole discretion, require all or any portion of the outstanding loan under the agreement to be repaid.

—Business Operation Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under these agreements, Giganology Shenzhen has the rights to direct the operating activities of Shenzhen Xunlei, including the appointment of senior management. The legal shareholders of Shenzhen Xunlei also transferred all their shareholders’ rights to Giganology Shenzhen. The term of this agreement will expire in 2016 and may be extended with Giganology Shenzhen’s confirmation prior to the expiration date. For instance, in May 2011, Shenzhen Xunlei sought and obtained consent from Giganology Shenzhen and the Company to increase its registered capital by RMB20 million and to revise its articles of association accordingly. This agreement expired on November 15, 2016 and has been extended to 2026.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

—Equity Pledge Agreement between Giganology Shenzhen and the legal shareholders of Shenzhen Xunlei—Under this agreement, the legal shareholders of Shenzhen Xunlei pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen. If Shenzhen Xunlei and/or its legal shareholders breach their contractual obligations under this agreement, Giganology Shenzhen, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

—Power of Attorney—Each legal shareholder of Shenzhen Xunlei appointed Giganology Shenzhen as its attorney-in-fact to exercise their shareholders’ rights in Shenzhen Xunlei, including shareholders’ voting rights. Each power of attorney will remain in force for 10 years unless the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the legal shareholders of Shenzhen Xunlei is terminated in advance. This period may be extended at Giganology Shenzhen’s discretion.

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after tax operating profit of Shenzhen Xunlei. The amount of service fees payable from Shenzhen Xunlei to Giganology Shenzhen for the years ended December 31, 2015, 2016 and 2017 was USD 1,235,000, USD 1,088,000 and USD 1,155,000, respectively.

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

VIE-Related Risks

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current laws and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing laws and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

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

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies

(a)	Basis of presentation and use of estimates

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The Restructuring was accounted for at historical costs. The assets and liabilities of Shenzhen Xunlei are consolidated in the Company’s financial statements at carryover basis.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could differ materially from these estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include allowance for doubtful accounts, valuation allowance of deferred tax assets, sales rebate to advertising agencies, amortization period of online game revenue, amortization of content copyrights, fair value of content copyrights exchange, impairment assessment of goodwill and impairment assessment of long-lived assets. In addition, the Group uses assumptions in a valuation model to estimate the fair value of share options granted, warrants issued and underlying common shares.

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

When disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the entity, or disposal of a major equity method investment. In the consolidated statement of comprehensive income, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in note 3. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

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

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(d)	Foreign currency translation (Continued)

The exchange rate used is released by Chinese State Administration of Foreign Exchange.

(e)	Cash and cash equivalents

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

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, other receivables, amounts due from/(to) related parties, accounts payable, and other payables. The carrying value of these balances, with the exception of short-term investments (see note 2 (f)), approximates their fair value due to the current and short term nature of these balances.

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

The allowances provided for Accounts Receivable from continuing operations as of December 31, 2016 and 2017 were USD 119,000 and USD 31,000, respectively.

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

Inventories are stated at the lower of cost or net realizable value. Cost is determined using actual cost on a weighted average basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization.

An allowance is recorded for excess inventory and obsolescence based on the lower of cost or net realizable value.

(j)	Long-term investments

The Group holds investments in privately held companies. The Group accounts for these investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method of accounting. For investments in an investee over which the Group does not have significant influence and of which the investee has no readily determinable fair value, the Group carries the investment using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee’s earnings. The Group assesses its long-term investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. During the years ended December 31, 2015, 2016 and 2017 the Group recognised an impairment of USD 0.8 million, USD 1.66 million and USD 0.6 million, respectively. During the year ended December 31 2017, the Group recognised share of loss of associate of USD 1.3 million for Big Data.

(k)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the asset at the end of the estimated useful life as a percentage of the original cost. If the company commits to a plan to abandon a long-lived asset before the end of its previous estimated useful life, depreciation shall be revised to reflect a shortened useful life.

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

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(l)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

No goodwill impairment losses were recognized for the years ended December 31, 2016 and 2017 based on the impairment test performed by the Group.

(m)	Intangible assets

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

(n)	Impairment of long-lived assets

For other long-lived assets, the Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If the Group identifies an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The impairment of online game licenses were USD 770,000, USD 721,000 and USD 765,000 as of December 31, 2015, 2016 and 2017, respectively. The intangible assets arising from acquisition of Kingsoft Cloud Holdings, comprised of trademarks, non-compete agreement, and related technology (including right-to-use), were impaired by USD 3,232,000, USD 322,000 and USD 1,381,000, respectively as of December 31, 2017.

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

The Group generates revenues from various streams. Net revenues presented in the consolidated statements of operations and comprehensive income represent revenues from service and product sales net off sales discount, value-added tax and related surcharges. The Group operates a prepaid virtual items system, under which, prepaid virtual items at fixed face value are sold to third parties. Virtual items purchased can be used to subscribe for membership or purchase of virtual items in online games, as discussed below. Virtual items sold but not yet consumed by the users are recorded as “Receipts in advance from customers” and upon consumption, they are recognized as membership subscription and online game revenue according to the respective prescribed revenue recognition policies addressed below.

I)	Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high speed online acceleration services, online streaming and other access privileges. The membership fee is time-based and is collected up-front from subscribers except in the cases when they elect to pay via their mobile operators. The membership fee is collected when the subscribers pay for the monthly phone bills. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of subscription fee is initially recorded as deferred revenue and revenue is recognized rateably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated the principal versus agent criteria and determined that the Group is the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, the Group assesses whether it maintains the principal relationship with the VIP members, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, fixed phone line and mobile payment channels (‘‘Payment handling charges’’) are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

II)	Advertising revenues

Advertising revenues are derived principally from arrangements where the customers pay to place their advertisements on the Group’s platform in different formats over a particular period of time. Such formats generally includes but are not limited to videos, banners, links, logos and buttons. Advertisements on the Group’s platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. The Group enters into advertising contracts with third party advertising agencies that represents advertisers, as well as directly with advertisers. A typical contract term would range from a few days to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months.

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

The Group has estimated and recorded sales rebates provided to the agencies and advertisers of USD 1,179,000, USD 15,000 and USD 440,000 for the years ended December 31, 2015, 2016 and 2017, respectively.

III)	Other internet value-added services

i)	Online game revenues

Online games comprise web games, mobile games and PC games. Users play games through the Group’s platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online game.

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

Exclusive licensing game contracts

For exclusive licensing contracts with game developers, the games are maintained and hosted by the Group. Accordingly, the Group is determined to be the principal, the Group records online game revenue on a gross basis, with the amount remitted to the game developers reported as cost of revenue. Payment handling charges are recognized as cost of revenues when the related revenues are recognized.

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

The Group entered into a legally binding agreement to sell its web game business in December 2017. Web game revenue recognized from discontinued operations was USD 25,160,000, USD 15,981,000 and USD 11,428,000 for the years ended December 31, 2015, 2016 and 2017, respectively.

ii)	Live video revenue

The Group operates live video platform and users can purchase virtual items which they can then send to performers in the live video platform. The revenue from live video is recognized at fair value of the virtual items, as Xunlei is the principal in this arrangement, based on actual consumption of virtual items by the paying users.

iii)	Revenues from traffic referral programs

The Group enters into contracts with certain third party portals/websites to earn revenue by redirecting online traffic to these third party portals/websites. On a monthly basis, the Group receives data on the user traffic and the related monthly revenue from these third party portals/ websites. Under these programs, the Group recognizes its share of revenues based on contractual rates applied to user traffic redirected to the advertisements of the third parties.

iv)	Revenues from cloud computing

As part of the Group’s cloud computing business, Project Crystal, the Group engages in sale of Zhuanqianbao (“ZQB”) and OneThing Cloud. ZQB and OneThing Cloud are personal cloud hardware devices.

ZQB and OneThing Cloud also allow users to share their idle bandwidth with the Group, in exchange for crystal points and LinkTokens, respectively. Crystal points, which can be converted into cash based on a pre-set exchange rate, will only be given to the users when they successfully shared unused bandwidth with the Group, whereas LinkTokens are not convertible into cash but they can be redeemed for the services offered in the platforms of the Group under the terms determined by the Group. Although the Group has not publicly announced the full details of the redemption process, the LinkTokens represent the Group’s obligation to deliver future services. Therefore, the Group receives an identifiable benefit, being the bandwidth, from the users in exchange for the crystal points and LinkTokens. The Group determined that ZQB and OneThing Cloud sold to users represent identifiable benefit to the users that is separable from the ability to sell bandwidth back to the Group and the bandwidth purchased from the users represent identifiable benefit to the Group, which the Group can reasonably estimate the fair value of this benefit, that is separable from ZQB and OneThing Cloud.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

iv)	Revenues from cloud computing (Continued)

The sales of ZQB and OneThing Cloud and purchase of excess bandwidth by the Group are considered separate transactions. Therefore, sales of ZQB and OneThing Cloud are reported as revenue, while crystal points and LinkTokens given for purchase of bandwidth are reported as bandwidth cost.

The Group sells ZQB and OneThing Cloud through online e-commerce platforms. The revenue from ZQB and OneThing Cloud is recognized when the item is dispatched to the end customers.

The LinkTokens issued represent the Group’s obligation to deliver future services. Therefore, deferred revenue was recognized for all LinkTokens issued. Revenue will be recognized upon redemption of the LinkTokens, the fair value of which is measured by bandwidth costs divided by total number of LinkTokens issued. Breakage is taken into account based on historical experience.

The core business principle of cloud computing is to collect idle uplink capacity from individuals with compensation, and sells to online video streaming platforms. On a monthly basis, the Group records the bandwidth it delivers and recognizes revenue from these online video streamers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month). The cost of collecting idle bandwidth is recorded as bandwidth costs within cost of revenues upon the Group receives the idle bandwidth.

Revenue is recognized net of return allowances when the products are delivered and title passes to customers. Return allowances, which reduce net revenues, are estimated based on historical experiences. Product warranties are estimated and recognized at the time the Company recognizes revenue. The warranty periods is 1 year. The Company accrues warranty liabilities at the time of sale, based on historical and projected incident rates and expected future warranty costs.

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

The Group generated net gains amounting to USD 137,000 from barter transactions, which is the net amount of proceeds of USD 409,000 after deducting related allocation of cost of USD 247,000 and business tax and surcharge of USD 25,000 for the year ended December 31, 2015. No similar transactions occurred for the years ended December 31, 2016 and 2017.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, commission and benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from continuing operations amounted to approximately USD 6,019,000, USD 6,666,000 and USD 10,345,000 for the years ended December 31, 2015, 2016 and 2017, respectively.

Shipping and handling fee is recorded in sales and marketing expenses.

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

The Group also incurred development costs in connection with an internal-use ERP software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. During each of the three years ended December 31, 2017, no software development costs were capitalized as intangible assets.

In addition, the Group incurred other research and development costs in relation to software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented.

(v)	Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgement and estimates. Based on management's estimated future taxable income, management concluded that it is more likely than not that the net operating losses carried forward can be utilized prior to their respective expiration dates. The Group adopted the guidance regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group’s consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the new guidance. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No significant interest and penalties were recorded in the years ended December 31, 2015, 2016 and 2017.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(v)	Taxation and uncertain tax positions (Continued)

Transition from PRC Business Tax to PRC Value Added Tax

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. In addition to the product revenues currently subject to VAT at a rate of 17%, the Group’s advertising revenues, subscription revenue, online game revenue, revenue from cloud computing and live video revenue are now subject to VAT at a rate of 6%.

(w)	Retirement benefits

Full-time employees of the Company’s subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts from continuing operations for such employee benefits, which are expensed as incurred, were USD 5,176,000, USD 8,645,000 and USD 10,123,000 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(z)	Segment reporting (Continued)

An analysis of the different types of revenues for the years ended December 31, 2015, 2016 and 2017 are summarized as follows:

Revenue from continuing operations	Years ended December 31,
(In thousands)	2015	2016	2017
Subscription revenue	82,435	90,163	84,956
Advertising revenue	4,802	16,874	22,484
Product revenue (note a)	2,512	4,543	32,894
Other internet value-added services (note b)	15,088	29,405	61,577
Total	104,837	140,985	201,911

note a:	Product revenue mainly comprise of sales of ZQB and OneThing Cloud devices.

note b:	Other internet value-added services mainly comprise of CDN revenue, live video services, provision of technical services, traffic referral programs, and online game revenue.

The Group is entitled to receive a mutually agreed revenue sharing of the net advertising income, with reference to market price, generated by Beijing Xiaomi Mobile Software on a products pre-installed with the technology solution provided by the Group for the period from January 2016 to mid-June 2017 totaling USD 5.8 million, which was recognized as revenue in 2017 (note 20).

(aa)	Net income / (loss) per share

Net basic income / (loss) per share is computed by dividing net income / (loss) attributable to holders of common shares by the weighted-average number of common shares outstanding during the year using the two class method. Using the two class method, net income / (loss) is allocated between common shares and other participating securities based on their participating rights.

Net diluted income / (loss) per share is calculated by dividing net income / (loss) attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted-average number of common and dilutive common equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted income / (loss) per share if their effects would be anti-dilutive. Common share equivalents consist of the common shares issuable upon the conversion of the stock options, using the treasury stock method.

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

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2016 and 2017 for the Group’s reporting purpose in China as determined under generally accepted accounting principles in China:

(In thousands)	December 31, 2016	December 31, 2017
Paid-in capital	118,733	137,194
Additional paid-in capital	161	161
Statutory reserves	5,132	5,132
Total	124,026	142,487

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances (See also Note 27).

(dd)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2015, 2016 and 2017, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ee)	Recent accounting pronouncements

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes, which require the deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The Group has adopted this ASU for the year ended December 31 2017 and present the deferred tax assets and liabilities as non-current. Prior periods were not retrospectively adjusted.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ee)	Recent accounting pronouncements (Continued)

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. For equity investments (except those accounted for under the equity method) with no readily determinable fair value, the Group has elected to continuously apply cost method less impairment. However, the Group will closely monitor if any changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

The FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), on August 26, 2016, and ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (a consensus of the Emerging Issues Task Force), on November 17, 2016. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. For public business entities, both ASUs are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for ASU 2016-18. Early adoption is also permitted for ASU 2016-15 provided that all of the amendments are adopted in the same period. Both ASUs require application using a retrospective transition method. The Group believes the adoption will not have material impact on the Group cash flows and related disclosures.

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

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenues when (or as) the entity satisfies a performance obligation.

The Group has performed a thorough assessment of the impact of new revenue standard and identified differences which may impact on the Group’s consolidated financial statements, including but not limited to, the revenue recognition for membership subscription and live video revenue.

•	Rights from membership upgrade shall be considered as a separately identifiable benefit and accounted for separately. A small portion of revenue received for membership subscription will be allocated to the rights of membership upgrade and impact on the timing of recognizing the revenue. However, based on the assessment, the impact is considered to be immaterial.
•	Free virtual items on the live video platforms shall be considered as a separate performance obligation per and accounted for separately. A small portion of revenue received in respect of live video platforms will be allocated to the free virtual items and impact on the timing of recognizing the revenue. However, based on the assessment, the impact is considered to be immaterial.

The Group will be adopting the new standard effective January 1, 2018, using the modified retrospective method. Based on the results of management’s assessment described above, the impact upon adoption is immaterial. Accordingly, management does not expect to recognize any adjustment upon initial application.

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

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group has early adopted the standard for the year ended December 31, 2017.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group is evaluating the effects, if any, of the adoption of this guidance on the Groups consolidated balance sheet, results of operations, cash flows and related disclosures.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.	Discontinued operations

(a)	Disposal of Xunlei Kankan

In July 2015, the Company completed the divesture of the Company’s entire stake in its online video streaming platform, Xunlei Kankan to Beijing Nesound International Media Corp., Ltd. (“Nesound”), an independent third party. The total sales price was RMB 130,000,000 (equivalent to approximately USD 19,896,000) (note 7). The disposal is due to a shift of strategy focusing on the Group’s most competitive operations.

Assets and liabilities related to Xunlei Kankan were reclassified as assets/liabilities held for sale as of December 31, 2014, while results of operations related to Xunlei Kankan, including comparatives, were reported as loss from discontinued operations.

Results of the discontinued operation

USD (In thousands)	2015	2016	2017
Revenues, net of rebates and discounts	15,677	—	—
Business taxes and surcharges	(447)	—	—
Net revenues	15,230	—	—
Cost of revenues	(13,240)	—	—
Gross profit	1,990	—	—
Operating expenses			—
Research and development expenses	(3,245)	5	—
Sales and marketing expenses	(7,384)	(27)	—
General and administrative expenses	(3,051)	(221)	—
Total operating expenses	(13,680)	(243)	—
Net gain from exchanges of content copyrights	137	—	—
Operating loss	(11,553)	(243)	—
Gain on disposal of Kankan	1,505	—	—
Income tax credit/(expenses)	(2,048)	36	—
Loss from discontinued operations	(12,096)	(207)	—

Cash flows generated from/ (used in) discontinued operations

USD (In thousands)	2015	2016	2017
Net cash used in operating activities	(1,554)	(215)	—
Net cash generated from investing activities	9,135	—	—
Net cash used in financing activities	—	—	—
Net cash flow for the year	7,581	(215)	—

The disposal of the online video streaming platform was completed on July 15, 2015 and a gain of USD 1,505,000 was recognized.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.	Discontinued operations

(b)	Disposal of web game business

In December 2017, the Company signed a contract (“Disposal Agreement”) to divest its web game business, a major line of the Group’s online game business, to Shenzhen Xunyi Network Technology Corp., Ltd. (“Buyer”), a company operated by a few former core members of Xunlei’s web game business. The total sales price was RMB 4,180,000 (equivalent to approximately USD 640,000). The disposal is due to a shift of strategy to allow the Group better manage its internal resources, including internal traffic referral and corporate allocation.

As part of the disposal and according to the Disposal Agreement, Xunlei agreed to assist the Buyer to collect and pay certain receivables and payables of the web game business for a period of no longer than one year after the completion of disposal. In addition, the Buyer agreed to enter into business cooperation services with Xunlei, including purchase of advertising services for not less than RMB 8,000,000 (equivalent to approximately USD 1,225,000) in the next 24 months, after signing the Disposal Agreement, under a separate negotiated term. Relevant business cooperation agreements have been signed in January 2018 at market term.

Assets and liabilities related to web game business were reclassified as assets/liabilities held for sale as of December 31, 2017, while results of operations related to web game, including comparatives, were reported as income from discontinued operations. Internal traffic referral and corporate allocation is not included in results of discontinued operation.

Results of the discontinued operation

USD (In thousands)	2015	2016	2017
Revenues, net of rebates and discounts	25,160	15,981	11,428
Business taxes and surcharges	(45)	(25)	(27)
Net revenues	25,115	15,956	11,401
Cost of revenues	(785)	(391)	(522)
Gross profit	24,330	15,565	10,879
Operating expenses
Research and development expenses	(2,488)	(3,192)	(2,217)
Sales and marketing expenses	(2,631)	(4,180)	(1,025)
General and administrative expenses	(155)	(159)	(99)
Total operating expenses	(5,274)	(7,531)	(3,341)
Operating income	19,056	8,034	7,538
Income tax expenses	(2,859)	(1,204)	(1,131)
Income from discontinued operations	16,197	6,830	6,407

Assets and liabilities of the discontinued operation

USD (In thousands)	2016	2017
Property and equipment, net	20	26
Total assets held for sale	20	26

Deferred revenue, current portion	1,338	822
Total liabilities held for sale	1,338	822

Cash flows generated from/ (used in) discontinued operations

USD (In thousands)	2015	2016	2017
Net cash generated from operating activities	15,286	5,492	5,585
Net cash used in investing activities	(1)	(12)	(13)
Net cash used in financing activities	—	—	—
Net cash flow for the year	15,285	5,480	5,572

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.	Discontinued operations (Continued)

(c)	Results of discontinued operations

The disposal of the web game business was completed in January 2018 resulting in a disposal gain of approximately USD 1,400,000.

Results of the discontinued operation

USD (In thousands)	2015	2016	2017
Operating loss of Xunlei Kankan	(11,553)	(243)	—
Gain on disposal of Kankan	1,505	—	—
Operating income of web game business	19,056	8,034	7,538
Total income from discontinued operations before income tax	9,008	7,791	7,538
Xunlei Kankan - Income tax (expenses)/benefit	(2,048)	36	—
Web game business - Income tax expenses	(2,859)	(1,204)	(1,131)
Total income tax expense from discontinued operations	(4,907)	(1,168)	(1,131)
Total net profit from discontinued operations	4,101	6,623	6,407

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2016 and 2017 primarily consist of the following currencies:

	December 31, 2016		December 31, 2017
(In thousands)	Amount	USD equivalent	Amount	USD equivalent
RMB	538,660	77,651	436,794	66,847
USD	121,726	121,726	166,530	166,530
HKD	987	127	794	102
Total		199,504		233,479

As at December 31, 2016 and 2017, included in the cash and cash equivalents are time deposits with original maturities of three months or less, of USD 115,944,000 and USD 115,534,000, primarily consist of USD.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

5.	Short-term investments

(In thousands)	December 31, 2016	December 31, 2017
Time deposits	38,829	118,779
Investments in financial instruments (note)	143,131	20,136
Total	181,960	138,915

Note:	The investments were issued by commercial banks in the PRC with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

Time deposits and investments in financial instruments are stated on the balance sheet at the principal amount plus accrued interest. Interest income is recorded in “other income” in the statement of comprehensive income.

6.	Accounts receivable, net

(In thousands)	December 31, 2016	December 31, 2017
Accounts receivable	14,655	40,663
Less: Allowance for doubtful accounts	(119)	(31)
Accounts receivable, net	14,536	40,632

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2015	December 31, 2016	December 31, 2017
Balance at beginning of the year	131	126	119
Additions	4	—	27
Write-off	—	—	(122)
Exchange difference	(9)	(7)	7
Balance at end of the year	126	119	31

The top 10 customers accounted for about 76% and 86% of accounts receivable as of December 31, 2016 and 2017, respectively.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

7.	Prepayments and other assets

(In thousands)	December 31, 2016	December 31, 2017
Current portion:
Advance to suppliers (note a)	2,392	672
Interest-free loans to employees (note c)	3,964	3,670
Advance to employees for business purposes	351	503
Interest receivable	210	313
Rental and other deposits	1,014	1,232
Prepaid management insurance	145	161
Receivable from Nesound (note b)	3,748	181
Prepayment for taxation	1,392	12
Others	377	122
Total of prepayments and other current assets	13,593	6,866
Non-current portion:
Prepayments for online game licenses	490	—
Low-interest loans to employees, non-current portion (note c)	697	416
Prepayment for investment (note d)	—	1,469
Total of long-term prepayments and other assets	1,187	1,885

Note a:	Advances to suppliers primarily include prepaid rental expenses, license costs and game sharing costs. During the year ended December 31, 2017, prepaid license costs of USD 535,000 was impaired, which was related to Kankan as disclosed in note b.

Note b:	The Group disposed Kankan to Nesound in July 2015 at a cash consideration of RMB 130,000,000 (USD 19,896,000). As of December 31, 2017, there is a balance receivable amounted to RMB 26,000,000 (USD 3,979,000) which was past due. In addition, for the purpose of disposal and pursuant to the sale and purchase agreement of Kankan Disposal, certain right and obligation to trade receivables and trade payables transferred to Kankan will be collected and settled by Xunlei on Kankan’s behalf.

Kankan failed to settle the transferred trade payables, which resulted in the creditors brought litigation against Kankan as well as Xunlei, due to the fact that Xunlei remained as the contracted party in the relevant purchase contracts. In light of this, Xunlei has settled these payables on behalf of Kankan. Up to December 31, 2015, 2016 and 2017, payables amounted to RMB 3,498,000 (USD 539,000), RMB 3,498,000 (USD 504,000) and RMB 33,388,000 (USD 5,110,000) were settled by Xunlei on behalf of Kankan respectively. In addition, as of December 31, 2017, unsettled balance of these transferred payables amounted to approximately RMB 18,094,000 (USD 2,769,000).

The Group has brought a claim against Nesound to the arbitration tribunal and considered the balances are recoverable as of December 31, 2016. With the progress of litigation in 2017, the Group considered the recoverability of the receivables from Nesound and amount settled on behalf of Kankan are remote. Thus, impairment of USD 3,719,000 and USD 5,004,000 have been provided for against the receivables from Nesound and amount settled on behalf of Kankan as “Assets impairment loss”, in addition, the Group also accrued USD 3,074,000 in respect of unsettled balance of transferred payables in 2017 (note 13) as legal expenses. As of December 31, 2017, balance of this accrual was USD 2,769,000.

Note c:	The Group had entered into loan contracts with certain employees as at December 31, 2016 and 2017, under which the Group provided interest-free loans or low-interest loans to these employees. The loan amounts vary amongst different employees from repayable on demand to repayable in equal installments on a monthly basis over the term 8 to 10 years. The balances classified as current represented loan amounts are repayable on demand or repayable within the next twelve months from the balance sheet date.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

7.	Prepayments and other assets (Continued)

Note d:	The Group paid USD 1,469,000 to Henan Zhaoteng Investment Co., Ltd. for acquisition of 80% equity interest of Henan Tourism Information Co., Ltd. However, as the legal procedure of the investment has not completed up to December 31, 2017, the investment is classified as long-term prepayment.

8.	Property and equipment

Property and equipment consist of the following:

(In thousands)	December 31, 2016	December 31, 2017
Servers and network equipment	42,597	49,582
Computer equipment	1,538	1,785
Furniture, fixtures and office equipment	845	850
Motor vehicles	299	273
Leasehold improvements	2,793	3,157
Total original costs	48,072	55,647
Less: Accumulated depreciation	(27,650)	(35,459)
Less: Impairment	—	(20)
Sub-total	20,422	20,168
Construction in progress	574	4,517
Total	20,996	24,685

Depreciation expense recognized for the years ended December 31, 2015, 2016 and 2017 are summarized as follows:

(In thousands)	December 31, 2015	December 31, 2016	December 31, 2017
Cost of revenues	4,873	5,848	7,647
General and administrative expenses	628	306	277
Sales and marketing expenses	7	5	—
Research and development expenses	8	6	24
Total	5,516	6,165	7,948

Impairment loss of USD 20,000 has been recognized for the year ended December 31, 2017. No impairment loss was recognized for the years end December 31, 2015 and 2016.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net

	December 31, 2016				December 31, 2017
(In thousands)	Cost	Amortization	Impairment	Net book value	Cost	Amortization	Impairment	Net book value
Land use rights	4,796	(543)	—	4,253	5,092	(746)	—	4,346
Trademarks (note a)	5,441	(1,814)	—	3,627	5,776	(2,544)	(3,232)	—
Non-compete agreement (note a)	1,325	(773)	—	552	1,407	(1,085)	(322)	—
Technology (including right-to-use) (note a)	2,117	(617)	—	1,500	2,247	(866)	(1,381)	—
Acquired computer software	884	(420)	—	464	1,981	(1,084)	—	897
Internal use software development costs	631	(631)	—	—	670	(670)	—	—
Online game licenses (note b)	5,454	(4,383)	(721)	350	6,309	(5,276)	(765)	268
	20,648	(9,181)	(721)	10,746	23,482	(12,271)	(5,700)	5,511

Note a:	With the launch of new cloud technology developed by the Group in 2017, the acquired intangible assets related to personal cloud storage business, arising from the acquisition of Kingsoft Cloud Holdings Limited in 2014, were no longer in use and full provision for impairment has been provided.

Note b:	As of December 31, 2016 and 2017, full provision for impairment has been provided for an online game license due to significant under performance in the past.

Amortization expense recognized for the years ended December 31, 2015, 2016 and 2017 are summarized as follows:

	Years ended December 31
(In thousands)	2015	2016	2017
Cost of revenues	147	243	241
General and administrative expenses	386	323	415
Research and development expenses	1,589	1,497	1,445
Total	2,122	2,063	2,101

The estimated aggregate amortization expense for each of the next five years as of December 31, 2017 is:

(In thousands)	Intangible assets
2018	697
2019	405
2020	338
2021	312
2022 and thereafter	3,759

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net (continued)

The weighted average amortization periods of intangible assets as at December 31, 2016 and 2017 are as below:

(In year)	December 31, 2016	December 31, 2017
Land use right	30	30
Trademarks	7	7
Non-compete agreement	4	4
Technology (including right-to-use)	8	8
Acquired computer software	5	5
Internal use software development costs	5	5
Online game licenses	3	3
Total weighted average amortization periods	11	11

10.	Inventories

(In thousands)	December 31, 2016	December 31, 2017
Hardware devices (note a)	183	3,546
Others	191	333
Total	374	3,879

Note a:	Hardware devices include OneThing Cloud, ZQB, XZB and hard discs.

OneThing Cloud is a hardware, which can be used as remote downloader, personal cloud storage and file management device. It can also act as a micro server between users and Xunlei, which enables users to share their idle uplink capacity with Xunlei, in return Xunlei will issue them “LinkToken” as a reward for exchange of idle uplink capacity.

XZB is a personal cloud hardware, which can remotely control downloading through mobile phones or computers, to expand storage of terminals unlimitedly and share data in cloud storage.

ZQB, a proprietary hardware connected to users’ network routers, can allocate users’ idle uplink capacity to the Company for further allocation to internet content providers. Similar to OneThing Cloud, Xunlei will issue users Crystal points as a reward for exchange of idle uplink capacity.

No inventory provision is charged for the years ended December 31, 2016 and 2017.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.	Long-term investments

(In thousands)	December 31, 2016	December 31, 2017
Equity method investments:
Balance at beginning of the year	2,162	1,790
Additions	1,442	—
Disposal	(701)	—
Share of loss from equity investees (iv)	(195)	(1,875)
Dilution gains arising from deemed disposal of investments (iv)	—	326
Transfer to cost method investments	(786)	—
Exchange differences	(132)	70
Balance at end of the year	1,790	311
Cost method investments:
Balance at beginning of the year	9,157	39,002
Additions (i)	32,707	2,793
Disposal (ii)	(2,220)	(383)
Dilution gains arising from deemed disposal of investment (iii)	689	165
Transfer from equity method investments	786	—
Exchange difference	(463)	1,449
Less: impairment loss on long-term investments (v)	(1,654)	(596)
Balance at end of the year	39,002	42,430

Total long-term investments	40,792	42,741

Details of the Group’s ownership are as follows:

	Percentage of ownership of shares as of December 31,
Investee	2016	2017
Equity method investments:
Zhuhai Qianyou Technology, Co., Ltd. (“Zhuhai Qianyou”)	19.00%	19.00%
Shenzhen Mojingou Information Service Co., Ltd. (previously known as Xunlei Big Data Information Service Co., Ltd.) (“Big Data”) (iv)	43.16%	28.77%
Cost method investments:
Guangzhou Yuechuan Network Technology, Co., Ltd. (“Guangzhou Yuechuan”)	9.30%	9.30%
Shenzhen Kushiduo Network Science and Technology Co., Ltd. (“Shenzhen Kushiduo”) (ii)	10.00%	—
Shanghai Guozhi Electronic Technology Co., Ltd. (“Shanghai Guozhi”) (v)	16.80%	16.80%
Guangzhou Hongsi Network Technology Co., Ltd. (“Guangzhou Hongsi”) (v)	19.90%	19.90%
Chengdu Diting Technology, Co., Ltd. (“Chengdu Diting”)	12.74%	12.74%
Xiamen Diensi Network Technology Co., Ltd. ("Xiamen Diensi")	14.25%	14.25%
11.2 Capital I, L.P. ("11.2 Capital")	2.03%	2.03%
Cloudtropy	9.69%	9.69%
Shanghai Lexiang Technology Co., Ltd. ("Shanghai Lexiang") (iii)	15.00%	14.12%
Hangzhou Feixiang Data Technology Co., Ltd. ("Hangzhou Feixiang") (i)	20.00%	28.00%
Shenzhen Meizhi Interactive Technology Co., Ltd. ("Meizhi Interactive")	8.13%	9.40%
Beijing Yunhui Tianxia Technology Co., Ltd. ("Yunhui Tianxia") (i)	7.50%	13.70%
Arashi Vision Interative (Cayman) Inc. ("Insta 360")	12.16%	12.16%
Cloudin Technology (Cayman) Limited ("Cloudin")	4.61%	4.61%

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.	Long-term investments (Continued)

(i)	In May 2017, the Group made additional investment by USD 1,263,000 in Yunhui Tianxia from 7.5% to 13.7%. In July 2017, the Group also made additional equity investment in Hangzhou Feixiang of USD 1,530,000. As the result of the new investment, the Group’s equity interest increased from 20% to 28% and the Group continued to use the cost method to account for this investment due to the lack of significant influence over the investee as the company's investment is not in-substance common stock.

(ii)	In June 2017, the Group disposed of its entire interests (10%) in Shenzhen Kushiduo with a carrying value of USD 383,000 at a consideration of approximately USD 191,500. As a result of the disposal, the Group recognized a loss of USD 191,500 in the other income, net (Note 23).

(iii)	In January of 2017, Shanghai Lexiang issued new shares to a third party investor resulting in the Group’s interest in Shanghai Lexiang diluted from 15% to 14.12% with a dilution gain of USD 222,000 arising from the deemed disposal.

(iv)	In 2016, the Group made an equity investment in a privately-held company, Big Data, of USD 1,442,000 for 43.16% equity interest. The Group classified Big Data as an equity method investment as it had only significant influence instead of control over Big Data. In January of 2017, Big Data issued certain new shares to a third party and its original shareholders and the Group’s interest in Big Data diluted from 43.16% to 28.77% with a dilution gain of USD 326,000 arising from the deemed disposal. As at December 31, 2017, the Group recognized full impairment of USD 1,251,000 for its interest in Big Data as share of loss from equity investees after taking into account the latest operation status and financial position of Big Data.

(v)	The Group recognized impairment against its investments in Shanghai Guozhi and Guangzhou Hongsi of USD 149,000 and USD 447,000, respectively after considering the latest operation status and financial and liquidity position.

12.	Deferred revenue and income

(In thousands)	December 31, 2016	December 31, 2017
Deferred revenue
Membership subscription revenues	22,115	26,303
Online game revenues	152	174
Others (i)	—	384
Deferred income
Government grants (ii)	4,195	3,811
Reimbursement from the depository (iii)	814	616
Total	27,276	31,288
Less: non-current portion (iv)	(4,082)	(3,242)
Deferred revenue and income, current portion	23,194	28,046

(i)	Others include live video revenues and issuance of LinkTokens.

(ii)	In June 2017, the Group received government grant of USD 1,224,000. This government grant was recognized as deferred income and amortized in 5 years under the property, plant and equipment depreciation policy.

(iii)	In December 2017, the Company received from its depositary bank a reimbursement of USD 127,000, net of withholding tax of USD 42,000. This reimbursement was recognized as deferred income and amortized over the depositary service period of 5 years.

(iv)	As of December 31, 2017, the non-current portion included membership subscription revenue of USD 425,000 (2016: USD 820,000), government grants of USD 2,509,000 (2016: USD 2,719,000), and reimbursement from the depositary of USD 308,000 (2016: USD 543,000).

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

13.	Accrued liabilities and other payables

(In thousands)	December 31, 2016	December 31, 2017
Payroll and welfare (note b)	11,624	15,170
Agency commissions and rebates—online advertising	2,297	2,890
Payables for advertisement on exclusive online games	1,521	1,826
Receipts in advance from customers (note a)	5,538	16,833
Tax levies (note b)	1,864	10,234
Payables for purchase of equipment	3,235	461
Legal and litigation related expenses (note 24)	2,904	1,755
Professional fees	1,007	1,045
Staff reimbursements	452	355
Rental expense	5	—
Payables for proceeds from selling exercised stock options	352	74
Payables for gaming distribution	147	199
Payables related to Kankan (note c)	807	4,501
Payables for technological services	234	944
Payables for construction in progress	—	345
Customer’s deposit	—	306
Payables for fulfillment services	—	298
Others	1,144	2,635
Total	33,131	59,871

note a:	As at December 31, 2017, receipts in advance from customers mainly represents prepayment from customers in respect of cloud computing, live video and mobile game. The increment is mainly driven by the popularity of OneThing Cloud.

Note b:	Payroll and welfare increased due to the performance bonus proposed in December 2017, resulting in an increase in individual income tax payable. Value added tax payable also increased, which is related to revenue increment in sale of product.

Note c:	Kankan failed to settle the transferred trade payables, which resulted in the creditors brought litigation against Kankan as well as Xunlei, due to the fact that Xunlei remained as the contracted party in the relevant purchase contracts. In light of this, for the year ended December 31, 2017, payables of USD 3,074,000 was accrued by Xunlei, out of which, USD 2,769,000 remain unsettled as of December 31, 2017 (note 7).

As at December 31, 2017, payables related to Kankan also include USD 1,732,000 collected by Xunlei on behalf of Kankan, related to receivables transferred to Kankan, pursuant to the sale and purchase agreement of Kankan Disposal.

14.	Cost of revenues

Cost of revenues from continuing operations (In	Years ended December 31,
thousands)	2015	2016	2017
Bandwidth costs	37,218	55,135	68,441
Cost of inventories sold	2,621	4,357	21,485
Cost of live video	204	2,505	12,724
Depreciation of servers and other equipment	4,873	5,848	7,647
Payment handling charges	8,909	6,919	4,855
Other costs (note)	5,425	5,164	2,724
Total	59,250	79,928	117,876

Note: Other costs mainly include game sharing costs and content costs.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.	Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD 0.00025 par value per common share as of December 31, 2017. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2016 and 2017, there were 330,545,000 and 333,643,560 common shares outstanding, respectively.

16.	Repurchase of shares

The following table is a summary of the shares repurchased by the Company during 2015, 2016 and 2017 under the Repurchase Program. No shares were repurchased during 2015, 2016 and 2017 except during the months indicated and all shares were purchased through privately negotiated transactions as a mean of exercising share options from Xunlei’s employees and publicly purchasing from the open market pursuant to the Repurchase Program:

Period	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Average Price Paid Per ADS
March 15 – March 30	408,985	6.22
April 1– April 14	457,900	6.61
May 2 – May 31	449,696	6.28
June 9 – June 30	111,459	5.24
July 1 – July 29	555,357	5.33
August 1 – August 30	229,695	5.83
September 6 – September 30	15,467	5.33
October 13 - October 27	31,400	5.11
November 18 – November 30	21,229	4.61
December 2 – December 30	173,312	4.02
Total for the year ended December 31, 2016	2,454,500

January 13	994	4.34
February 10	5,553	3.75
March 7 – March 31	86,523	3.86
Total for the year ended December 31, 2017	93,070

Note a	In January 2016, the board of directors of the company authorized a share repurchase program, whereby the Company may repurchase up to USD20 million of common shares or ADSs from January 27, 2016 for twelve months through the same means as the Repurchase Program. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by management, including through Rule 10b5-1 share repurchase plans.

Note b	During the years ended December 31, 2015, 2016 and 2017, nil, 2,454,500 and 93,070 ADSs purchased at an aggregate consideration of nil, USD 14,319,000 and USD 358,820 under the Repurchase Program. Due to the expiration of the Repurchase Program, the remaining unused amount of approximately USD 5.3 million was no longer available for repurchase after December 31, 2017.

17.	Non-controlling interest

Non-controlling interest includes the interest owned by a shareholder of the Company in a subsidiary of the consolidated VIE.

In February 2010, Shenzhen Xunlei set up a new subsidiary named Xunlei Games Development (Shenzhen) Co., Ltd. (“Xunlei Games”) and holds 70% of its equity interest. A shareholder of the Company contributed RMB 3,000,000 (equivalent to USD 439,000) and holds 30% equity interest in Xunlei Games, which was accounted for as a non-controlling interest of the Group.

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

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Option Plan (“the 2010 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group’s business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The amount of shares available for such grants as of December 31, 2017 is 2,627,465.

On June 11, 2014, the board of directors of the company decided to extend the contractual life for certain vested share options to June 11, 2015, because the maturity date of these options was from June to December in 2014, whereas, the lock-up period for the shares was 6 months from the IPO closing date, i.e. June 24, 2014, which would result in the expiration of these options before the exercise. The incremental share-based compensation of USD 768,000 is recognized at the time of modification.

In the business combination of personal cloud storage business completed on September 5, 2014, the Group granted share options under the 2010 Plan to replace the unvested awards owned by the employees who are transferred to the Group, the portion of the fair-value-based measure of the replacement award attribute to pre-combination service of USD 303,000 was allocated to the consideration, while the portion attribute to post-combination service of USD 44,000 was recorded as share based compensation expense over the remaining vesting period.

On December 1, 2014, the board of directors of the company approved the conversion of certain vested and unvested share options with relatively high exercise price into restricted shares. In this conversion, 3,776,711 share options were cancelled and 1,505,787 restricted shares were granted. The incremental share-based compensation of USD 2,214,000 is recorded over the remaining vesting period of 2 to 4.5 years.

In November 2014, the Company issued to a depositary bank for American Depositary Shares, 10,000,000 common shares, which were reserved for the future exercise of share options or vesting of restricted shares.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.	Share-based compensation (Continued)

2010 share incentive plan (Continued)

The following table summarizes the share option activity for the years ended December 31, 2015, 2016 and 2017:

	Number of share options	Weighted average exercise price (USD)	Weighted- average grant-date fair value (USD)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (In thousands)
Outstanding, December 31, 2015	2,130,820	2.13
Vested and expected to vest at December 31, 2015	1,008,645	1.76	0.73	4.62	464
Exercisable at December 31, 2015	1,430,870	2.16	0.86	4.03	406
Forfeited	(14,375)	3.21
Expired	(182,510)	2.22
Exercised	(440,465)	1.81
Outstanding, December 31, 2016	1,493,470	2.65		3.39	6
Vested and expected to vest at December 31, 2016	1,440,923	2.67	0.85	3.24	6
Exercisable at December 31, 2016	1,217,050	2.70	0.84	3.20	6
Forfeited	(109,925)	2.89
Expired	(989,730)	2.28
Exercised	(4,000)	0.83
Outstanding, December 31, 2017	389,815	3.90	—	4.64	—
Vested and expected to vest at December 31, 2017	170,545	3.90	0.95	4.64	—
Exercisable at December 31, 2017	389,190	3.90	0.95	4.64	—

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2017 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2016	432,217
Granted	1,170,000	1.18
Vested	(274,960)
Forfeited	(384,037)
Unvested at December 31, 2016	943,220
Vested and expected to vest at December 31, 2016	801,737
Granted	2,050,000	0.69
Vested	(115,125)
Forfeited	(1,605,945)
Unvested at December 31, 2017	1,272,150
Vested and expected to vest at December 31, 2017	1,081,327

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.	Share-based compensation (Continued)

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

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s common shares as of December 31, 2016 and 2017 and the exercise price.

Total fair values of share options vested as of December 31, 2016 and 2017 were USD 6,831,000 and USD 6,963,000, respectively.

As of December 31, 2016 and 2017, there were USD 1,358,000 and USD 167,000 of unrecognized share-based compensation costs related to share options, which were expected to be recognized over a weighted-average vesting period of 3.20 and 4.64 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted to employees. The fair values of stock options granted during the years ended December 31, 2016 and 2017 were estimated using the following assumptions:

Options granted to employees

Years ended December 31,	2016	2017
Risk-free interest rate(1)	0.77% to 1.76%	0.77% to 1.76%
Dividend yield(2)	—	—
Volatility rate(3)	40.07% to 43.3%	40.07% to 43.3%
Expected term (in years)(4)	4.06 to 5.56	4.06 to 5.56

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the USD denominated China Government Bond yield as at the valuation dates.

(2)	The Company has no history or expectation of paying dividends on its common shares.

(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)	The expected term is developed by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

2013 share incentive plan

In November 2013, the Group adopted a share incentive plan, which is referred to as the 2013 Share Incentive Plan (“the 2013 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group’s business.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.	Share-based compensation (Continued)

2013 share incentive plan (Continued)

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

As of December 31, 2017, 8,664,980 (2016: 8,664,980) restricted shares were granted to few senior officers.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.	Share-based compensation (Continued)

2013 share incentive plan (Continued)

(1)	5,098,345 of these restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third, and fourth anniversary of the grant date, respectively.

(2)	1,102,430 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(3)	854,405 of these restricted shares will vest over a forty four-month schedule in which one-fourth of the restricted shares shall be vested upon the eighth month, and three-fourth of the restricted shares shall be vested during the remaining thirty six months.

(4)	689,700 of these restricted shares will vest over a four-year schedule in which half, one-fourth, and one-fourth of the restricted shares shall be vested upon the second, third and fourth anniversary of the grant date, respectively.

(5)	640,100 of these restricted shares will vest over a two-year schedule in which half of the restricted shares shall be vested upon the first and second anniversary of the grant date, respectively.

(6)	160,000 of these restricted shares will vest over a one-year schedule in which all of the restricted shares shall be vested upon the first anniversary of the grant date.

(7)	The remaining 120,000 of these restricted shares will vest immediately upon the grant date.

A summary of the restricted shares activities under the 2013 Plan for the years ended December 31, 2015, 2016 and 2017 is presented below:

Number of restricted shares
Unvested at January 1, 2015	7,200,778
Vested	(2,627,815)
Forfeited	(776,565)
Unvested at December 31, 2015	3,796,398
Vested and expected to vest at December 31, 2015	3,226,939
Unvested at January 1, 2016	3,796,398
Vested	(1,520,760)
Forfeited	(561,103)
Unvested at December 31, 2016	1,714,535
Vested and expected to vest at December 31, 2016	1,457,355
Unvested at January 1, 2017	1,714,535
Vested	(996,835)
Forfeited	(129,940)
Unvested at December 31, 2017	587,760
Vested and expected to vest at December 31, 2017	499,596

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2017, total unrecognized compensation expense relating to the restricted shares was USD 1,424,000. 60,000 restricted shares were issued to non-employees and vested as of December 31, 2016 and 2017.

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

As of December 31, 2017, 14,536,000 restricted shares were granted to certain officers and employees of the Group:

(1)	9,040,500 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(2)	5,400,000 restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third and fourth anniversary of the grant date, respectively.

(3)	9,000 restricted shares will vest over a two-year schedule in which half of the restricted shares shall be vested upon the first and second anniversary of the grant date, respectively.

(4)	The remaining 86,500 restricted shares will vest immediately on the grant date.

A summary of the restricted shares activities under the 2014 Plan for the years ended December 31, 2016 and 2017 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2016	5,761,400
Granted	6,749,000	1.12
Vested	(1,262,200)
Forfeited	(971,900)
Unvested at December 31, 2016	10,276,300
Vested and expected to vest at December 31, 2016	8,734,855
Unvested at January 1, 2017	10,276,300
Granted	—
Vested	(2,447,950)
Forfeited	(2,022,000)
Unvested at December 31, 2017	5,806,350
Vested and expected to vest at December 31, 2017	4,935,398

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2017, the total unrecognized compensation expense relating to the restricted shares was USD 7,448,000. 60,000 restricted shares were issued to non-employees and vested as of December 31, 2016 and 2017.

Total compensation costs recognized for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Years ended December 31,
(In thousands)	2015	2016	2017
Sales and marketing expenses	131	98	88
General and administrative expenses	6,701	6,267	5,800
Research and development expenses	2,896	2,983	2,442
Total	9,728	9,348	8,330

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Basic and diluted net income/ (loss) per share

Basic and diluted net income/ (loss) per share for the years ended December 31, 2015, 2016 and 2017 are calculated as follows:

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per	Years ended December 31,
share data)	2015	2016	2017
Numerator:
Net loss from continuing operations	(18,567)	(30,806)	(44,216)
Net income from discontinued operations	4,101	6,623	6,407
Net loss	(14,466)	(24,183)	(37,809)
Less: Net income/(loss) attributable to the non-controlling interest	(1,299)	(72)	13
Net loss attributable to Xunlei Limited	(13,167)	(24,111)	(37,822)
Net loss attributable to Xunlei Limited’s common shareholders	(13,167)	(24,111)	(37,822)
Numerator of basic net loss per share from continuing operations	(17,268)	(30,734)	(44,229)
Numerator of basic net income per share from discontinued operations	4,101	6,623	6,407
Numerator for diluted loss per share from continuing operations	(17,268)	(30,734)	(44,229)
Numerator for diluted income per share from discontinued operations	4,101	6,623	6,407
Denominator:
Denominator for basic net loss per share-weighted average shares outstanding	335,987,595	334,155,668	331,731,963
Denominator for diluted net loss per share	335,987,595	334,155,668	331,731,963
Basic net loss per share from continuing operations	(0.0514)	(0.0919)	(0.1333)
Basic net income per share from discontinued operations	0.0122	0.0198	0.0193
Diluted net loss per share from continuing operations	(0.0514)	(0.0919)	(0.1333)
Diluted net income per share from discontinued operations	0.0122	0.0198	0.0193

The following common shares equivalents were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	Years ended December 31,
	2015	2016	2017
Share options and restricted shares —weighted average	1,673,342	2,902,950	5,621,418

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Zhuhai Qianyou	Equity investment of the Group
Hao Cheng	Co-founder and shareholder of the Group
Chuan Wang	Director of the Company
Shenglong Zou	Co-founder and shareholder of the Group
Beijing Millet Technology Co., Ltd. (“Beijing Xiaomi”)	Company owned by a shareholder of the Group
Leading Advice Holdings Limited	Company owned by a Co-founder and shareholder of the Group
Vantage Point Global Limited	Shareholder of the Company
Aiden & Jasmine Limited	Shareholder of the Company
Kingsoft Corporation Limited	Shareholder of the Company
King Venture Holdings Limited	Principal shareholder of the Group (shareholding >=10%)
Xiaomi Venture Limited	Principal shareholder of the Group
Morningside Technology Investments Limited	Shareholder of the Group
Shenzhen Mojingou Information Service Co., Ltd.	Equity investment of the Group
Shenzhen Xunlei Finance Information Service Co., Ltd.	Subsidiary of the Group’s equity investment
Shenzhen Thunder Trade Service Co., Ltd.	Subsidiary of the Group’s equity investment
Shenzhen Thunder Economic Consulting Co., Ltd.	Subsidiary of the Group’s equity investment
Shenzhen thunderbolt Digital Technology Co., Ltd.	Subsidiary of the Group’s equity investment
Shenzhen Crystal Technology Co., Ltd.	Company owned by a Co-founder and director of the Group
Millet Communication Technology Co., Ltd. (“Millet Communication Technology”)	Company owned by a shareholder of the Group
Beijing Millet Electronic Products Co., Ltd.	Company owned by a shareholder of the Group
Beijing Millet Digital Technology Co., Ltd.	Company owned by a shareholder of the Group
Millet Technology Co., Ltd.	Company owned by a shareholder of the Group
Beijing Xiaomi Mobile Software Co., Ltd. (“Beijing Xiaomi Mobile Software”)	Company owned by a shareholder of the Group
Guangzhou Millet Information Service Co., Ltd.	Company owned by a shareholder of the Group
Shenzhen Xunyi Network Technology Corp., Ltd. (“Shenzhen Xunyi”)	Company operated by few former core members of Xunlei’s web game business

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Related party transactions (Continued)

During the years ended December 31, 2015, 2016 and 2017, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2015	2016	2017
Game sharing costs paid and payable to Zhuhai Qianyou (note a)	127	154	84
Bandwidth revenue from Millet Technology Co., Ltd.	—	316	—
Technology service revenue from Beijing Xiaomi	344	1,010	1
Bandwidth revenue from Millet Communication Technology Co., Ltd.	—	2,483	1,701
Bandwidth revenue from Beijing Xiaomi Mobile Software Co., Ltd. (note b)	—	—	2,245
Marketing expense to Millet Communication Technology Co., Ltd.	—	20	—
Advertisement revenue from Guangzhou Millet Information Service Co., Ltd.	—	—	125
Technology service revenue from Beijing Xiaomi Mobile Software Co., Ltd. (note c)	—	—	5,803
Accrued to Aiden & Jasmine Limited (note d)	54	54	54
Accrued to Vantage Point Global Limited (note d)	146	146	146

note a –	The Company obtained an exclusive game operation right from Zhuhai Qianyou, which is specialized in developing online games. According to the agreement, the Company will share revenues derived by the licensed games with Zhuhai Qianyou.

note b –	In 2017, Onething entered into a contract with Beijing Xiaomi Mobile Software for the provision of bandwidth to Beijing Xiaomi Mobile Software at a price benchmarking against market price, based on actual usage.

note c –	The Group is entitled to receive a mutually agreed percentage of net advertising revenue with reference to market price, covering a period from January 2016 to mid-June 2017, as compensation for technology solution services provided to Beijing Xiaomi Mobile Software.

note d –	In 2014, the Group repurchased 3,860,733 common shares from Aiden & Jasmine Limited (Co- founder’s company) for USD10,879,000 and 10,334,679 common shares from Vantage Point Global Limited (Founder’s company) for USD29,121,000. According to the repurchase contract, the Company was entitled to an amount (the “Withheld Price”) to withhold any taxes with respect to this repurchase as required under the applicable laws. If the Sellers (Aiden & Jasmine Limited and Vantage Point Global Limited) have not been specifically required by the applicable governmental or regulatory authority to pay any taxes as required under the applicable laws in connection with the repurchase, after the fifth anniversary of the Closing Date, the Company will pay to the Sellers the Withheld Price with a simple interest thereon at the rate of five percent (5%) per annum (the “repayment price”) from the Closing Date. Therefore, the Withheld Price for Aiden & Jasmine Limited and Vantage Point Global Limited was USD 1,125,000 (including interest of USD 37,000) and USD 3,012,000 (including interest of USD 100,000) respectively. The interest accrued in 2017 was USD 54,000 and 146,000 for Aiden & Jasmine Limited and Vantage Point Global Limited respectively.

note e –	In December 2017, the Company signed Disposal Agreement to divest its web game business, a major line of the Group’s online game business, to Shenzhen Xunyi at a price resulted from negotiation based on commercial terms. (note 3)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Related party transactions (Continued)

As of December 31, 2015, 2016 and 2017, the amounts due to / from related parties were as follows:

(In thousands)	December 31, 2016	December 31, 2017
Amounts due to related parties
Accounts payable to Zhuhai Qianyou	45	10
Long-term payable to Aiden & Jasmine Limited	1,233	1,289
Long-term payable to Vantage Point Global Limited	3,304	3,448

(In thousands)	December 31, 2016	December 31, 2017
Amounts due from related parties
Accounts receivable from Beijing Xiaomi	95	—
Accounts receivable from Millet Communication Technology Co., Ltd.	939	—
Accounts receivable from Beijing Xiaomi Mobile Software Co., Ltd.	—	6,738
Accounts receivable from Beijing Millet Payment Technologies Limited	38	92
Accounts receivable from Guangzhou Millet Information Service Co., Ltd.	—	136
Accounts receivable from Shenzhen Xunlei Finance Information Service Co., Ltd.	5	—
Other receivable from Shenzhen Crystal Technology Co., Ltd.	6	6
Other receivable from Shenglong Zou	9	9
Other receivable from Chuan Wang	5	5

21.	Taxation

(i)	Cayman Islands

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

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Under the Corporate Income Tax (“CIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. In accordance with the implementation rules of the CIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% and a “Software Enterprise”(“SE”) is entitled exemption from income taxation for the first two years, counting from the year the enterprise makes profit, and reduction half for the next three years.

Shenzhen Xunlei has been recognized as HNTE under the CIT law by relevant government authorities entitled to preferential tax rate of 15% for the years ended December 31, 2015, 2016 and 2017. Onething and Wangwenhua have been recognized as HNTE under the CIT law by relevant government authorities entitled to preferential tax rate of 15% for the years ended December 31, 2017.

Xunlei Computer was further exempted from EIT for two years commencing from its first year of profitable operation after offsetting prior years’ tax losses, followed by a 50% reduction for the next three years (“2-year Exemption and 3-year 50% Reduction”). The first year of profitable operation of Xunlei Computer is 2013. Xunlei Computer is eligible for a 50% deduction for the years ended December 31, 2015, 2016 and 2017.

According to a policy of the PRC State tax bureau, enterprises that engage in research and development activities are entitled to claim 150% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year, or Super Deduction. Shenzhen Xunlei has been claiming this Super Deduction for the years ended December 31, 2015, 2016 and 2017.

The other PRC subsidiaries and Consolidated VIEs are subject to a 25% EIT rate.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Up to December 31, 2017, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that it has no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued as of December 31, 2016 and 2017. The undistributed earnings from the Group’s PRC entities as of December 31, 2016 and 2017 amounted to USD 19,883,000 and USD 12,568,000 respectively. An estimated foreign withholding taxes of USD 1,988,000 and USD 1,257,000 would be due if these earnings were remitted as dividends as of December 31, 2016 and 2017, respectively.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2017, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

Continuing operations	Years ended December 31,
(In thousands)	2015	2016	2017
Current income tax expenses /(benefit)	289	71	(38)
Deferred income tax benefit	(4,034)	(2,540)	(2,214)
Income tax benefit	(3,745)	(2,469)	(2,252)

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended December 31,
	2015	2016	2017
Aggregate dollar effect (In thousands)	(830)	(1,430)	(4,102)
Per share effect—basic	0.00	0.00	(0.01)
Per share effect—diluted	0.00	0.00	(0.01)

The reconciliation of total tax benefit computed by applying the respective statutory income tax rates to pre-tax loss is as follows:

Continuing operations	Years ended December 31,
(In thousands)	2015	2016	2017
Income tax benefit at PRC statutory rate (based on statutory tax rate applicable to enterprises in China)	(5,202)	(8,319)	(11,617)
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	2,400	2,145	1,341
Non-deductible expenses	14	12	32
Effect of Super Deduction available to Shenzhen Xunlei	—	(901)	(546)
Effect of tax holiday	1,537	2,234	4,102
Change in valuation allowance of deferred tax assets	4,750	—	6,748
Effect on deferred tax assets due to change in tax rates	(8)	—	—
Outside basis difference arising from VIE and its subsidiaries in the PRC	(2,174)	(5,743)	(652)
Expiration of tax loss	290	91	—
Others	(5,352)	8,012	(1,660)
Income tax benefit	(3,745)	(2,469)	(2,252)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

The tax effects of temporary differences that give rise to the deferred tax asset and liability balances at December 31, 2016 and 2017 are as follows:

(In thousands)	December 31, 2016	December 31, 2017
Deferred tax assets, current portion:
Net operating loss carried forward (note a)	1,276	—
Amortization of intangible assets arising from intragroup transactions (note b)	51	—
Valuation allowance	(106)	—
Deferred tax assets, current portion, net	1,221	—

Deferred tax assets, non-current portion:
Net operating losses carried forward (note a)	12,093	19,246
Impairment of long-term equity investment	348	562
Allowance for advance to suppliers	576	88
Impairment of intangible assets	—	686
Impairment of property and equipment	—	151
Impairment of other receivables	—	1,938
Valuation allowance	(9,745)	(16,599)
Deferred tax assets, non-current portion, net (note d)	3,272	6,072

Deferred tax liabilities, non-current portion:
Outside basis difference (note c)	(635)	—

Upon adoption of ASU2015-17, deferred tax assets and liabilities are classified as noncurrent in the statement of financial position for the year ended December 31, 2017. Prior periods were not retrospectively adjusted.

Note a:	As of December 31, 2017, the Group had tax loss carryforwards of USD 10,314,000, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

(In thousands)
2018	5,721
2019	3,389
2020	555
2021	75
2022 and thereafter	574
10,314

Note b:	Before 2008, Giganology Shenzhen sold several self-developed software at a market valuation of approximately RMB 42 million (USD 6.4 million) to Shenzhen Xunlei. Shenzhen Xunlei was entitled to capitalize the amounts as intangible assets for tax purposes and the respective amortization charges could be entitled to claim tax deduction. As a result, this transaction had created a temporary difference between the accounting base (on a group basis) and the tax base (on Shenzhen Xunlei standalone basis) and led to origination of a deferred tax asset.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Note c:	The deferred tax liabilities arising from the aggregate retained earnings and reserves of the VIE and its subsidiaries that are expected to be recovered by Giganology Shenzhen and other affiliates of the Group in the future periods, amounted to USD 2,541,000 and nil as of December 31, 2016 and 2017, respectively.

Note d:	As at December 31, 2017, the deferred tax asset and liability balances are expected to be recoverable as follows:

(In thousands)
Within one year	6,033
After one year	39
6,072

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2015	2016	2017
Beginning balance	(291)	(4,559)	(9,851)
Additions	(4,268)	(5,292)	(6,748)
Write-off	—	—	—
Ending balance	(4,559)	(9,851)	(16,599)

In 2016, valuation allowance was provided for net operating loss carryforwards of Beijing Xunlei, Xunlei Games, Onething, Beijing Xunjing and Crystal Interactive because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of their future taxable income, and the fact that the five entities were not included in the tax strategy plan. In 2017, valuation allowance was provided for net operating loss carryforwards of Beijing Xunlei, Xunlei Games, Onething, Beijing Xunjing and Crystal Interactive because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of their future taxable income, and the fact that the five entities were not included in the tax strategy plan.

As of December 31, 2017, the tax returns of the Group’s subsidiaries, VIE and its subsidiaries since their respective dates of incorporation are still open to examination.

22.	Fair value measurements

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

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace or based on quoted price in markets that are not active

Level 3—Unobservable inputs which are supported by little or no market activity and are significant to the overall fair value measurement

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.	Fair value measurements (Continued)

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2016 and 2017.

	Fair value measurements as at December 31, 2016
(In thousands)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents: time deposits with original maturities less than three months	115,944	—	115,944	—
Short term investments:
Investments in financial instruments	143,131	—	143,131	—
	259,075	—	259,075	—

	Fair value measurements as at December 31, 2017
(In thousands)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents: time deposits with original maturities less than three months	115,534	—	115,534	—
Short term investments:
Investments in financial instruments	138,915	—	138,915	—
	254,449	—	254,449	—

23.	Other income, net

Continuing Operations	Years ended December 31,
(In thousands)	2015	2016	2017
Government subsidy income	1,902	2,358	2,788
Investment income from short-term investments	3,666	4,054	4,204
Dilution gains arising from deemed disposal of investment (note 11)	702	689	491
Investment income/loss on disposal of long-term investment (note 11)	—	626	(187)
Investment loss on impairment of long-term investment (note 11)	(802)	(1,654)	(596)
Exchange losses, net	(2,771)	(354)	(57)
Settlement income	755	326	533
Others	175	458	704
	3,627	6,503	7,880

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.	Commitments and contingencies

Rental commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including any free rental periods.

Total office rental expenses under all operating leases were USD 2,751,000, USD 2,382,000 and USD 2,976,000 for the years ended December 31, 2015, 2016 and 2017, respectively.

Future minimum payments under non-cancellable operating leases of office rental consist of the following as of December 31, 2017:

(In thousands)
2018	3,440
2019	1,784
2020	232
5,456

Bandwidth lease commitments

The Group leases bandwidth in the PRC under non-cancellable operating leases expiring on different dates. Payments under bandwidth leases are expensed on a straight-line basis over the duration of the respective lease periods, including any lease free periods.

Total bandwidth leasing costs for continuing operations under all operating leases were USD 37,218,000, USD 55,135,000 and USD 68,441,000 for the years ended December 31, 2015, 2016 and 2017. Total bandwidth leasing costs for discontinued operations under all operating leases were USD 2,983,000, nil and nil for the years ended December 31, 2015, 2016 and 2017.

Future minimum payments under non-cancellable bandwidth leases consist of the following as of December 31, 2017:

(In thousands)
2018	11,536
2019	418
2020	84
12,038

Capital commitments

As at December 31, 2017, the Group has unconditional purchase obligations for switchboards, servers, office software and construction in progress that had not been recognized in the amount of USD 4, 368,000.

(In thousands)
2018	2,953
2019	971
2020	444
4,368

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.	Commitments and contingencies (Continued)

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD 3,307,000, USD 1,669,000 and USD 9,453,000 legal and litigation related expenses for the years ended December 31, 2015, 2016 and 2017, respectively. For the year ended December 31, 2017, legal and litigation related expenses include a settlement of USD3.9 million reached during the year.

Up to April 25, 2018, which is the date when the consolidated financial statements were issued, the Group had 42 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB 112 million (USD 16.76 million) which occurred before December 31, 2017 (2016: RMB 89.27 million (USD 12.87 million)). Of the 42 pending lawsuits, 39 lawsuits were relating to the alleged copyright infringement in the PRC. The Group had accrued for USD 1,755,000 litigation related expenses in ‘‘Accrued expenses and other liabilities’’ in the consolidated balance sheet as of December 31, 2017 (2016: USD 2,062,000), which is the most probable and reasonably estimable outcome.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group’s legal counsel. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 42 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. If one or more of these legal matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements for that reporting period could be materially adversely affected.

In May 2014, the Group entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and its members, which are six major U.S. entertainment content providers. In that agreement, the Group agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. After beginning the roll-out for several months, the Group suspended implementation of the filter but have identified and are in the process of implementing a new filter. Even with the implementation of a new filter, however, the Group’s copyright protection measures would not be able to fully protect the Group against copyright infringement suits. In January 2015, a number of MPAA member studios filed 28 copyright infringement lawsuits against the Group on 28 video products in the Shenzhen Nanshan District Court in China. The court combined these cases into two cases for trial and entered a judgment on both cases on August 21, 2017. The court held, among others, that the Group infringed the plaintiffs’ copyright on 13 of 28 video products and were required by the court to compensate the plaintiff for a total of RMB1.4 million. As of the date of this annual report, those cases are awaiting decisions of appellate court.

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

As of December 31, 2017, the aggregate loss and distributable reserves of VIE and VIE’s subsidiaries amounted to approximately USD 32,222,000 and the aggregate retained earnings and distributable reserves amounted to USD 2,541,000 as of December 31, 2016, which has been included in the consolidated financial statements.

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

As of December 31, 2017, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, patent applications are being examined by the State Intellectual Property Office of the PRC and also patent application is being reviewed by the United States Patent and Trademark Office.

As of December 31, 2017, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories including registered with World Intellectual Property Organization.

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

PRC regulations (Continued)

The following consolidated financial information of the Group’s VIE and its subsidiaries from continuing operations was included in the accompanying consolidated financial statements, before elimination of balances with the Company and its subsidiaries, as of and for the years ended:

	As of December 31,
(In thousands)	2016	2017
Current assets:
Cash and cash equivalents	40,393	48,044
Short-term investments	28,749	7,853
Accounts receivable, net	14,824	40,938
Due from related parties	1,083	6,970
Deferred tax assets	971	-
Inventories	374	3,880
Prepayments and other current assets	15,123	10,963
Held-for-sale assets	20	26
Total current assets	101,537	118,674
Non-current assets:
Equity method investments	25,479	27,428
Deferred tax assets	1,849	4,555
Property and equipment, net	20,039	19,491
Construction in progress	574	4,517
Intangible assets, net	11,083	5,511
Goodwill	20,497	21,760
Other long-term prepayments	1,187	1,885
Total non-current assets	80,708	85,147
Total assets	182,245	203,821
Current liabilities:
Accounts payable (note a)	44,162	68,469
Due to a related party	45	10
Deferred revenue and income, current portion	22,923	27,738
Income tax payable	2,253	3,128
Accrued liabilities and other payables (note b)	104,114	132,322
Held-for-sale liabilities	1,337	822
Total current liabilities	174,834	232,489
Non-current liabilities:
Deferred revenue and income, non-current portion	3,539	2,934
Total non-current liabilities	3,539	2,934
Total liabilities	178,373	235,423

Note a.	The balance included inter-companies balances with the Company and its subsidiaries of USD 9,360,000 and USD 18,704,000 as of December 31, 2016 and 2017, respectively.

Note b.	The balance included inter-companies balances with the Company and its subsidiaries of USD 91,477,000 and USD 74,394,000 as of December 31, 2016 and 2017, respectively.

	Years ended December 31,
(In thousands)	2015	2016	2017
Net revenue from continuing operations	119,761	140,236	200,591
Net loss attributable to Xunlei Limited	(15,646)	(31,196)	(49,339)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.	Certain risks and concentration (Continued)

PRC regulations (Continued)

	Years ended December 31,
(In thousands)	2015	2016	2017
Net cash (used in)/provided by operating activities	41,723	3,565	(6,992)
Net cash (used in)/provided by investing activities	(51,721)	1,859	13,463
Net cash provided by financing activities	1,055	2,508	1,180
	(8,943)	7,932	7,651

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

Concentration of customer risk

The top 10 customers accounted for 26%, 18% and 27% of the net revenues for the years ended December 31, 2015, 2016 and 2017, respectively. Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

Credit risk

As of December 31, 2016 and 2017, substantially all of the Group’s cash and cash equivalents were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents.

Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

26.	Subsequent events

Restricted shares grant

In March 2018, 2,815,520 restricted shares had been granted to certain executive officers or employees of the Group under the 2010 share incentive plan.

Investments

In November 2017, the Group has prepaid USD 1.5 million (RMB 9.6 million) to Henan Zhaoteng Investment Co., Ltd. for acquisition 80% of its equity interests in Henan Tourism Information Co., Ltd. This acquisition was not closed as of April 25, 2018.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.	Subsequent events (continued)

Class action lawsuits against the Company

In January 2018, two putative shareholder class action lawsuits were filed in the United States District Courts for the Southern District of New York against Xunlei and certain of its current and former officers and directors: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No: 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017, to January 11, 2018, Plaintiffs allege that certain statements regarding OneCoin (now called “LinkToken”) in the Company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (RJS), and appointed lead plaintiffs and lead plaintiffs’ counsel. The proceedings are still at an early stage, and the consolidated amended complaint has not yet been filed.

Given the early stage of the proceedings, no provision in respect of these putative class action lawsuits is considered necessary apart from the legal fee to be accrued in 2018 according to ASC450-20-25, which requires an estimated loss from a loss contingency be accrued by a charge to income if both probable and reasonably estimable.

Sale of web game business

On December 28, 2017, Xunlei entered into a legally binding agreement to sell its web game business with Xunyi. The disposal was completed in January 2018 with a disposal gain recorded approximate USD 1,400,000 in 2018 (note 3).

27.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 2(cc)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 124,026,000 and USD 142,487,000 as of December 31, 2016 and 2017, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIE and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2017.

Condensed balance sheets

(In thousands)	December 31, 2016	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	273,160	280,196
Due from subsidiaries and consolidated VIEs	101,130	98,129
Prepayments and other current assets	348	439
Total current assets	374,638	378,764
Non-current assets:
Property, equipment and software, net	3	1
Investments in subsidiaries and consolidated VIEs	43,447	17,375
Total assets	418,088	396,140
Liabilities
Current liabilities:
Accounts payable	55	55
Due to subsidiaries and consolidated VIEs	1,862	4,079
Deferred revenue and income, current portion	272	308
Accrued liabilities and other payables	1,695	732
Total current liabilities	3,884	5,174
Non-current liabilities:
Deferred revenue and income, non-current	543	308
Due to related parties, non-current portion	4,537	4,737
Other long-term payable	886	925
Total liabilities	9,850	11,144
Commitments and contingencies
Shareholders’ equity
Common shares	83	83
Treasury shares 38,332,209 shares as at December 31, 2016 and 35,233,649 shares as at December 31, 2017	9	9
Other shareholders’ equity	408,146	384,904
Total Xunlei Limited’s shareholders’ equity	408,238	384,996
Total liabilities and shareholders’ equity	418,088	396,140

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.	Additional information: condensed financial statements of the Company (continued)

Condensed statements of operations

	Years ended December 31,
(In thousands)	2015	2016	2017
Cost of revenues	(131)	—	—
Gross loss	(131)	—	—
Operating expenses
Sales and marketing expenses	—	(10)	—
General and administrative expenses	(1,314)	(1,193)	(1,153)
Total operating expenses	(1,314)	(1,203)	(1,153)
Operating loss	(1,445)	(1,203)	(1,153)
Interest income	5,318	1,521	1,262
Interest expense	(239)	(239)	(239)
Other (loss)/income, net	(3,261)	715	3,308
(Loss)/income from subsidiaries and consolidated VIE
- Continuing operations	(17,641)	(31,528)	(47,407)
- Discontinued operations	4,101	6,623	6,407
Loss before income tax	(13,167)	(24,111)	(37,822)
Income tax	—	—	—
Net loss	(13,167)	(24,111)	(37,822)
Net income attributable to the non-controlling interest	—	—	—
Net loss attributable to Xunlei Limited’s common shareholders	(13,167)	(24,111)	(37,822)

Condensed statement of cash flows

	Years ended December 31,
(In thousands)	2015	2016	2017
Cash flows from operating activities
Net cash used in operating activities	(26,069)	(20,312)	(25,333)
Cash flows from investing activities
Net cash generated from investing activities	3,812	15,557	32,670
Cash flows from financing activities
Net cash generated from / (used in) financing activities	4,975	(14,260)	(301)
Net (decrease) / increase in cash and cash equivalents	(17,282)	(19,015)	7,036
Cash and cash equivalents at beginning of year	309,457	292,175	273,160
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	292,175	273,160	280,196

