Form 20-F
period 2018-12-31
Xunlei Ltd
filed 2019-04-29
CIK 1510593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-35224

Xunlei Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

20-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China

(Address of principal executive offices)

Naijiang (Eric) Zhou, Chief Financial Officer

Telephone: +86-755-8633-8443

Email: zhounaijiang@xunlei.com

20-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 336,522,780 common shares (excluding (i) 22,835,285 common shares that are (a) issued to our depositary bank for the purpose of bulk issuance and (b) repurchased by the company in 2015, 2016 and 2017, and (ii) 9,519,144 common shares issued to Leading Advice Holdings Limited, our employee share incentive platform) as of December 31, 2018.

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
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

 ii

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

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. Solely for the convenience of the reader, the translations of Renminbi amounts into U.S. dollars contained in this annual report were made at RMB6.8632 to US$1.00, the rate released by the State Administration of Foreign Exchange of the People’s Republic of China on December 28, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

The following selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2014, 2015, 2016, 2017 and 2018 have reflected the impact of retrospective adjustments for our divestiture of Xunlei Kankan in July 2015 and web game business in January 2018. Xunlei Kankan and web game business have been classified as discontinued operations.

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

The following table presents our selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2014, 2015, 2016, 2017 and 2018.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues, net of rebates and discounts	117,121	104,837	140,985	201,911	232,132
Business tax and surcharges	(1,535)	(316)	(779)	(1,328)	(1,528)
Net revenues	115,586	104,521	140,206	200,583	230,604
Cost of revenues	(55,737)	(59,250)	(79,928)	(117,876)	(115,667)
Gross profit	59,849	45,271	60,278	82,707	114,937
Operating expenses(1)
Research and development expenses	(27,626)	(35,762)	(61,169)	(66,947)	(76,763)
Sales and marketing expenses	(12,265)	(12,411)	(14,601)	(19,888)	(35,322)
General and administrative expenses	(26,823)	(28,619)	(26,010)	(36,517)	(40,833)
Assets impairment loss, net	—	—	—	(13,556)	(6,348)
Total operating expenses	(66,714)	(76,792)	(101,780)	(136,908)	(159,266)
Operating loss	(6,865)	(31,521)	(41,502)	(54,201)	(44,329)
Interest income	6,733	5,833	2,158	1,967	1,183
Interest expense	(163)	(239)	(239)	(239)	(239)
Other income, net	13,966	3,627	6,503	7,880	2,810
Shares of (loss)/income from equity investees	(259)	(12)	(195)	(1,875)	(307)
(Loss)/income from continuing operations before income tax	13,412	(22,312)	(33,275)	(46,468)	(40,882)
Income tax benefit	1,835	3,745	2,469	2,252	89
Net (loss)/income from continuing operations	15,247	(18,567)	(30,806)	(44,216)	(40,793)

Discontinued operations:
Income/(loss) from discontinued operations	(5,010)	9,008	7,791	7,538	1,533
Income tax expenses	(375)	(4,907)	(1,168)	(1,131)	(230)
Net income/(loss) from discontinued operations	(5,385)	4,101	6,623	6,407	1,303
Net (loss)/income	9,862	(14,466)	(24,183)	(37,809)	(39,490)
Less: net loss attributable to the non-controlling interest	(950)	(1,299)	(72)	13	(212)
Net (loss)/income attributable to Xunlei Limited	10,812	(13,167)	(24,111)	(37,822)	(39,278)

Contingent beneficial conversion feature of series C to a series C shareholder	(57)	—	—	—	—
Deemed dividend to series D shareholder from its modification	(279)	—	—	—	—
Accretion of series D to convertible redeemable preferred shares redemption value	(1,870)	—	—	—	—
Accretion of series E to convertible redeemable preferred shares redemption value	(12,754)	—	—	—	—
Amortization of beneficial conversion feature of series E	(4,139)	—	—	—	—
Acceleration of amortization of beneficial conversion feature of Series E upon initial public offering	(49,346)	—	—	—	—
Deemed dividend to certain shareholders from repurchase of shares	(14,926)	—	—	—	—
Deemed dividend to preferred shareholders upon initial public offering	(32,807)	—	—	—	—
Net loss attributable to Xunlei Limited’s common shareholders	(105,366)	(13,167)	(24,111)	(37,822)	(39,278)
Weighted average number of common shares outstanding
Basic	194,711,227	335,987,595	334,155,668	331,731,963	334,965,987
Diluted	194,711,227	335,987,595	334,155,668	331,731,963	334,965,987
Net (loss)/income per share attributable to Xunlei Limited from continuing operations
Basic	(0.51)	(0.05)	(0.09)	(0.13)	(0.12)
Diluted	(0.51)	(0.05)	(0.09)	(0.13)	(0.12)
Net income/(loss) per share attributable to Xunlei Limited from discontinued operations
Basic	(0.03)	0.01	0.02	0.02	0.00
Diluted	(0.03)	0.01	0.02	0.02	0.00
Net loss attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic	(2.70)	(0.20)	(0.36)	(0.57)	(0.59)
Diluted	(2.70)	(0.20)	(0.36)	(0.57)	(0.59)

Notes:	We sold our Xunlei Kankan business and web game business in July 2015 and January 2018, respectively. As a result, Xunlei Kankan and web game business are accounted for as discontinued operations and our consolidated statements of comprehensive operations data in this annual report separate the discontinued operations from our remaining business operations for all years presented.

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$)
Research and development expenses	1,171	2,896	2,983	2,442	2,645
Sales and marketing expenses	66	131	98	88	404
General and administrative expenses	6,407	6,701	6,267	5,800	2,245
Total share-based compensation expenses	7,644	9,728	9,348	8,330	5,294

(2)	Each ADS represents five common shares. Net income/(loss) attributable to holders of common shares of Xunlei Limited per ADS is calculated based on net income/(loss) per share attributable to Xunlei Limited and multiplied by five.

The following table presents our selected consolidated balance sheet data as of December 31, 2014, 2015, 2016, 2017 and 2018.

	As of December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	404,275	361,777	199,504	233,479	122,930
Short-term investments	29,427	70,328	181,960	138,915	196,538
Total current assets	501,953	457,669	412,305	430,783	362,899
Total assets	580,362	538,361	509,795	533,437	455,431
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of US$24,504, US$33,262, USD44,162, US$68,469 and US$48,276 as of December 31, 2014, 2015, 2016, 2017, and 2018, respectively)	14,937	21,736	33,376	49,819	22,629
Total current liabilities	103,020	76,736	93,405	141,696	108,035
Total liabilities	123,341	93,680	103,545	150,600	111,251
Total Xunlei Limited’s shareholders’ equity	457,891	446,749	408,238	384,997	345,296
Non-controlling interest	(870)	(2,068)	(1,988)	(2,160)	(1,116)
Total liabilities and shareholders’ equity	580,362	538,361	509,795	533,437	455,431

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2014, 2015, 2016, 2017 and 2018.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$)
Selected Consolidated Statements of Cash Flows Data:
Net cash generated from/(used in) operating activities	48,202	13,764	16,970	(14,216)	(35,608)
Net cash generated from/(used in) investing activities	(70,546)	(54,982)	(158,335)	35,208	(69,357)
Net cash generated from/(used in) financing activities	333,268	5,030	(11,041)	2,561	929
Net increase/(decrease) in cash and cash equivalents	310,924	(36,188)	(152,406)	23,553	(104,036)
Effect of exchange rates on cash and cash equivalents	(555)	(6,310)	(9,867)	10,422	(6,513)
Cash and cash equivalents at beginning of year	93,906	404,275	361,777	199,504	233,479
Cash and cash equivalents at end of year	404,275	361,777	199,504	233,479	122,930

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We launched our then core product, Xunlei Accelerator, in 2004 and cloud acceleration subscription services in 2009 to enable users to quickly access and consume digital media content. Coupled with our core products and services, we also provide a range of internet value-added services. Our cloud acceleration products have maintained nationwide popularity in the past few years. Our business model currently is undergoing significant innovation and continued transition to mobile internet. We have launched several new services and products in recent years, such as cloud computing products and products based on blockchain technology. The evolving business model and expansion into the new services involve new risks and challenges. For example, although our mobile acceleration plug-in, has been officially adopted by Xiaomi’s operating systems and installed on Xiaomi phones, we cannot assure you that we will be able to form significant business partnerships with major smartphone makers other than Xiaomi so as to achieve broader acceptance of the Xunlei mobile products. We may also not be able to maintain the rapid growth of revenues from our mobile advertising, from which we generated revenues for the first time in the fourth quarter of 2015. There are also substantial uncertainties with respect to our cloud computing business and blockchain business. The technologies supporting our cloud computing business and blockchain business are new and rapidly evolving. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may experience immediate decline in the growth of our business. In addition, the profitability of our new initiatives has yet to be proven. For example, although the blockchain technology is said to be of immeasurable potential, its commercial value is yet to be proved. Despite that we have devoted a significant amount of resources to the development of blockchain technology, we may not be able to realize our expected goals or create sufficient commercial values. As a result, our business, operating results, financial conditions may be significantly and adversely affected.

In addition to uncertainties of our new initiatives, our traditional PC-based download acceleration subscriptions also experienced declines in recent years, partly due to the change of our users’ online behaviors and the ongoing and intensified government scrutiny of internet content in China. Although we are continuously improving our existing products and services and rolling out new products and services to attract our subscribers, our efforts may not be successful. Our subscriber base decreased from 4.4 million as of December 31, 2014 to 3.8 million as of December 31, 2018. See “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.” and “—Risks Related to Doing Business in China— Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

Due to the abovementioned factors, our historical growth rate may not be indicative of our future performance and our new business initiatives may not be successful, and we cannot assure you that we will grow at the same rate as we did in the past, if at all.

Regulatory uncertainties exist with respect to our previous LinkToken operations, which may have a material adverse effect on our business and results of operations.

We developed LinkToken, a blockchain-based digital ticket associated with our cloud computing services, in 2017. Users of our OneThing Cloud device are able to obtain LinkTokens by voluntarily participating in the OneThing reward program. The amount of LinkTokens rewarded to users of our OneThing Cloud device depends on a number of factors while using our OneThing Cloud device. These factors include, without limitation, the size of the bandwidth and storage space users contribute, the length of time online, and the usage of computing resources. LinkToken can be used to redeem for a variety of products and services offered in the LinkToken Mall and exchange for products and services developed by our ThunderChain users on the ThunderChain open platform. LinkTokens have not been allowed to be transferred among users in China. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information. In 2018, we entered into an agreement with an independent third party to transfer of our LinkToken operations and the related assets and liabilities. We completed such disposal in April 2019. The independent third party has obtained the exclusive right to operate the LinkToken business inside and outside mainland China, including without limitation, the formulation, amendment and execution of the rules governing the rewarding of LinkToken to users, and the operations of LinkToken Pocket and LinkToken Mall. After the disposal, we only provide technical support to such independent third party and allow users of our ThunderChain open platform to exchange products and services available in the ThunderChain open platform by using LinkTokens.

In connection with the LinkToken, two putative shareholder class action lawsuits have been filed in the United States District Court for the Southern District of New York against our Company and certain current and former officers and directors of our Company: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No. 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs allege that certain statements regarding OneCoin, later renamed as LinkToken, in our press releases and on a quarterly investor call were false and misleading because, among other things, we failed to disclose that under the PRC law, OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs based their allegations on, among, other things, the Announcement on Preventing Financing Risks Involved in Token Offerings, jointly promulgated on September 4, 2017, by seven PRC regulatory agencies, namely People’s Bank of China, the Office of the Central Leading Group for Cyberspace Affairs, MIIT, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission, China Insurance Regulatory Commission, regulating the initial coin offerings activities in China. Pursuant to the announcement, “fundraising through token offerings” is referred to as a type of fundraising activities where an issuer raises “virtual currencies” such as Bitcoin or Ether from investors through the illegal issuance and subsequent circulation of tokens. Pursuant to the announcement, token fundraising activity is essentially an illegal public fundraising activity without obtaining government’s approval. It is a suspected illegal offering of tokens, illegal offering of securities, illegal fundraising, financial fraud, pyramid scheme, which are criminal offences under the PRC law. The announcement prohibits fundraising activities through token issuance. In addition, the announcement also provides that token trading platform should not be engaged in (i) the exchange between any statutory currency with tokens and “virtual currencies,” (ii) the trading, either as a central counterparty or not, of the tokens or “virtual currencies,” and (iii) token or “virtual currency” pricing, information intermediary services or other services for tokens or “virtual currencies.”

We strongly believe that we did not engage in token fundraising activities by virtue of carrying out LinkToken operations prior to our disposal of such operations, nor do we believe that we would have been deemed to be a token trading platform, which is operated under a completely different business model. Among other reasons, our users before we disposed of our LinkToken operations were neither required, nor actually made, financial contributions in any form of virtual currencies to us. LinkTokens have not been allowed to be transferred among users in China. To date, no governmental financial regulators have imposed any administrative penalties against us relating to LinkTokens on the basis that we engaged in token fundraising activities. However, we cannot assure you that going forward, relevant PRC authorities would have the same view with us and would not impose regulatory restrictions or penalties on us. Were that to happen, we may be subject to additional regulatory risks, and our business and results of operations as well as the price of our ADSs may be adversely affected.

The laws and regulations governing token fundraising activities in China are still an embryotic stage. Substantial uncertainties exist regarding the interpretation, implementation and future promulgation of relevant PRC laws and regulations. To the extent that we are not able to fully comply with any new laws or regulations in a timely manner when they are promulgated, our business, financial condition and results of operations as well as the price of our ADSs may be materially and adversely affected.

The blockchain industry in China is an emerging industry. The laws and regulations governing the operation of blockchain products and services in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected.

We started our blockchain services by creating LinkToken in 2017 and shifted our focus to the development of blockchain infrastructure in 2018. The blockchain industry in China is an emerging industry. The laws and regulations governing the operation of blockchain products and services in China are also rapidly developing and evolving. On January 10, 2019, the Cyberspace Administration of China, or CAC, issued the Provisions on the Administration of Blockchain Information Services, or the Blockchain Provisions, which came into effect on February 15, 2019. Pursuant to the Blockchain Provisions, a blockchain information service provider is required to file particulars of such service provider including its name, service category, service form, application field, and server address with the blockchain information service filing management system managed by the CAC and go through filing procedures within ten business days after it starts to provide services. After completing the filing procedure, the blockchain information service provider should display the filing number in a conspicuous position on the service provider’s websites and applications through which it provides services. Service providers that had already started to provide blockchain information services before the Blockchain Provisions became effective are required to do make-up filings within 20 business days after the Blockchain Provisions became effective. As of the date of this annual report, we had submitted our record-filing application pursuant to the Blockchain Provisions but had not obtained the filing number. Since the Blockchain Provisions are silent on potential legal consequences for failure to complete the record-filing and obtain the filing number by the blockchain information service providers who had started to provide blockchain information service before the issuance of the Blockchain Provisions, our blockchain business, such as the operations of our ThunderChain platform, is subject to substantial uncertainties if we cannot complete the record-filing and obtain the filing number. We completed our disposal of LinkToken operations in April 2019 by transferring such business to an independent third party. If the independent third-party operator fails to complete the record-filing procedure and obtain the filing number for the LinkToken operations or violates other current and future blockchain regulations, there is a possibility that relevant PRC government authorities may order such LinkToken operator to suspend its LinkToken operations. If that were to happen, users of our ThunderChain open platform would not be able to use LinkTokens on our ThunderChain open platform, which would adversely affect our ThunderChain operations. Suspension of the LinkToken operations may also have a material and adverse effect on our OneThing Cloud sales and our cloud computing business. In addition, the Blockchain Provisions also imposed an array of obligations to the providers of blockchain information services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Blockchain Information Services” for more details. Failure to comply with relevant requirements in the Blockchain Provisions may subject us to administrative penalties such as warning, being ordered to temporarily suspend relevant business operations to rectify within prescribed time period, or fines, or criminal liabilities, depending on which provisions are violated.

Since the blockchain technology and other related technologies are evolving rapidly, new laws and regulations may be adopted from time to time by relevant PRC authorities to impose additional restrictions or require licenses or permits for operating blockchain related business. We are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the blockchain industry will have on our business, financial condition and results of operations. To the extent that we are not able to fully comply with any new laws or regulations when they are promulgated, our business, financial condition and results of operations as well as the price of our ADSs may be materially and adversely affected.

We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.

Our platform had approximately 128.4 million monthly unique visitors in December 2018 according to our internal record. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

Our number of subscribers experienced a decline in the past partly due to the intensified scrutiny over internet content from the Chinese government, and may experience further downward pressure in the future. With a government campaign against inappropriate internet content launched in April 2014, we have had to increase the monitoring of content on our platform. All the measures we adopt in response to increasing regulatory scrutiny may materially and adversely affect user experience on our platform and make our services less attractive to our subscribers, leading to a decline in the number of subscribers. We saw a reduction in the number of total subscribers of 4.4 million as of December 31, 2014, and permitted temporary suspension of services by about 350,000 existing subscribers as of December 31, 2014. Although the permitted temporary suspension of services gradually reduced to 192,000 existing subscribers as of December 31, 2018, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a further decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

In the long term, even without taking into account the abovementioned government restrictions, we cannot assure you that we would be able to retain our large user or subscriber base. For example, our efforts to provide greater incentives for our users to subscribe, including marketing activities to highlight the value of differentiated subscriber-only services, such as Green Channel, may not continue to succeed. Our subscribers may stop their subscriptions or other spending on our products or services because we no longer serve their needs or if we are unable to offer a satisfying user experience or successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, which would adversely impact our business, results of operations and prospects.

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

In May 2014, we entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and its members, which are six major U.S. entertainment content providers. In that agreement, we agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. Despite the fact that we put in place preventive measures, we may still be subject to copyright infringement suits. In January 2015, a few MPAA member studios filed 28 copyright infringement lawsuits against us on 28 video products in the Shenzhen Nanshan District Court in China. The court entered a judgment on the lawsuits on August 21, 2017 and held, among others, that we infringed the plaintiffs’ copyright on 28 video products and were required to compensate the plaintiff for a total of RMB1.4 million (US$0.2 million). As of the date of this annual report, we had paid a total of RMB1.4 million (US$0.2 million) to MPAA in accordance with the judgment entered by Shenzhen Nanshan District Court. Even though we have performed our obligations under the judgment, we cannot assure you that any of these parties would not initiate other proceedings against us. Also see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain content and games in our network or on one or more of our websites infringe their copyrights or the copyrights of third parties. These notices may threaten to take legal actions against us or request us to cease distribution, marketing or displaying such content or games on our network or websites. Claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, such as the legal proceeding initiated by MPAA members or any potential legal proceedings that may be initiated by, for example, the MPAA, with or without merit, may lead to damage awards and/or court orders, diversion of our management’s attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects. In addition, a significant number of these claims relate to content on Xunlei Kankan. We have completed our sale of Xunlei Kankan to a third party buyer in July 2015. As a result, our exposure to claims in relation to intellectual property have significantly decreased, although we still expect to face a number of copyright infringement claims and other related claims in the future in relation to our other products and services.

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

We are subject to the risks of overseas expansion.

We established a joint venture in Thailand in July 2018 and started to expand our business into overseas markets. Operating business internationally may expose us to additional risks and uncertainties. As we have very limited experience in operating our business in overseas markets, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively in overseas markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and are subject to a variety of risks, including increased competition, fluctuations in foreign exchange rates, uncertain enforcement of our intellectual property rights, more complex distribution logistics and the complexity of compliance with foreign laws and regulations. Compliance with applicable Chinese and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, environmental laws, labor laws, restrictions on foreign investment, and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by our employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.

We also could be significantly affected by other risks associated with international activities including, but not limited to, economic and labor conditions, increased duties, taxes and other costs and political instability. Margins on sales of our products in foreign countries, and on sales of products that include components obtained from foreign suppliers, could be materially and adversely affected by international trade regulations, including duties, tariffs and antidumping penalties. We are also exposed to credit and collectability risk on our trade receivables with customers in certain international markets. There can be no assurance that we can effectively limit our credit risk and avoid losses. In addition, political instability may also expose us to additional risks and uncertainties. If any of these economic or political risks materialize and we have failed to anticipate and effectively manage them, we may suffer a material adverse effect on our business and results of operations.

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

In addition, user demand for internet content may also shift over time. Currently, internet users appear to have significant demand for multimedia acceleration, online games and online streaming services, and we expect such demand to continue. However, we cannot assure you that the behavior of internet users will not change in the future. For example, development of 5G technology may have certain impacts on mobile internet user’s behavior and have a higher demand on our products. If we fail to upgrade our services in response to changes in user demand in an effective and timely manner, the number of our users and advertisers may decrease. Furthermore, changes in technologies and user demand may require substantial capital expenditures in product development and infrastructure. To further expand our user base and offer our users a wider range of access points, we are expanding our business to mobile devices in part through potentially pre-installed acceleration products in mobile phones. In addition, we are continually developing and upgrading products and services, including our cloud computing services, which is expected to utilize the idle capacity of our users, and seeking strategic cooperation with hardware manufacturers such as smartphone makers, which may require significant resources from us. However, if we are not able to perfect our new technologies or to achieve the intended results or if our innovations cannot respond to the needs of our users or if our users are not attracted to our upgraded or new products and services, we may not be able to maintain or expand our user base, and our business, results of operations and prospects may be materially and adversely affected.

Our technologies, business methods and services, including those relating to our resource discovery network, may be subject to third-party patent claims or rights, such as issued patents or pending patent applications, that limit or prevent their use.

We cannot assure you that our technologies, business methods and services, including those relating to our resource discovery network, will be free from claims of patent infringements, and that holders of patents would not seek to enforce such patents against us in China, the United States or any other jurisdictions. We are currently involved in a patent infringement case in China. In November 2018, the court dismissed the plaintiff’s all claims. The plaintiff subsequently appealed. As of the date of this annual report, the case is still under the appellate court procedures. We believe that we did not infringe the plaintiff’s patent and we are very likely to win the case. Other than the case mentioned above, based on our own analysis, we do not believe that we are currently infringing any third-party patents of which we are aware. However, our analysis may have failed to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our business, and our results of operations could be materially and adversely affected.

The intellectual property protection mechanism we have implemented may not be effective or sufficient and may subject us to future litigation or result in our inability to continue providing certain of our existing services in China.

We may not have obtained licenses for all digital media content available via our services and the scope of the licenses we obtained for certain content may not be broad enough to cover all the methods we currently employ to distribute, market or display such content. For digital media content we have lawfully obtained from an authorized licensor, we may not be able to timely detect the expiration of the licensing period of certain of the content available via our services and disable access to such content via our services in a timely manner. We have been involved in litigations based on allegations from rights owners that we have infringed their copyright interests in such content. Assisted by our intellectual property team dedicated to copyright protection, for example, we have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review the content we license before it is released and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content accessible through our resource discovery network and other services, we generally do not seek to identify infringing content absent receiving any notice of infringement. We have successfully completed our sale of Xunlei Kankan to a third party buyer in July 2015. As a result, our exposure to claims in relation to intellectual property has significantly decreased, and we have been adjusting our monitoring procedures in relation to intellectual property and we expect to continue to devote significant resources to the monitoring of content accessible via our core services. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.”

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

In addition, as a publicly listed company, we may be exposed to increased risk of litigation. For example, two putative shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against our company and certain current and former officers and directors of our company: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No. 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs alleged that certain statements regarding OneCoin, in our press releases and on a quarterly investor call, were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (PAC) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. We filed a motion to dismiss the amended compliant on August 3, 2018. As of October 31, 2018, the motion was fully briefed. As a publicly listed company, we may be involved in more class action lawsuits in the future. While we believe the claims in this lawsuit are without merit, such kinds of lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

We launched our live video services in February 2016. In 2018, revenue from live video services was US$31.0 million, which accounted for 13.4% of our total revenues in 2018. The live video industry is highly competitive and there are several well-established and successful players in this market. We may not be able to compete effectively with them and realize continued growth of our live video business. To supplement our live video business, we launched a live voice streaming product, PeiWan, in May 2018. We are not sure whether our products will be accepted by the market and generate/continue to generate revenues as we expected. The user demand may also change, decrease substantially or dissipate and we may fail to anticipate and serve user demands effectively and timely.

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

We offer live video content. Our content library is constantly evolving and growing to meet users’ evolving interests. We actively track viewership growth and community feedback to identify trending content and encourage our broadcasters to create content that caters to users’ constantly changing taste. However, if we fail to continue to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.

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

System failure, interruptions and downtime, including those caused by cyber-attacks or security breaches, can result in user dissatisfaction, adverse publicity or leakage of confidential information of our users and customers, and our business, financial condition, results of operations may be materially and adversely affected.

Our operations rely on our networks and servers, which can suffer system failures, interruptions and downtime. Our network systems are vulnerable to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunication failures, computer hacking, security breach, and similar events despite our implementation of security measures, which may cause interruptions to the services we provide, degrade the user experience, disclosure of our data or user data, such as personal information, names, accounts, user IDs and passwords, and payment or transaction related information, or cause users to lose confidence in our products. Our efforts to protect our company data and user data may also be unsuccessful due to software bugs or other technical malfunctions, employee error or malfeasance, government surveillance, or other factors.

The satisfactory performance, stability, security and availability of our websites and our network infrastructure are critical to our reputation and our ability to attract and retain users and advertisers. Our network contains information regarding file index, advertising records, premium licensed digital media content and various other facets of the business to assist management and help ensure effective communication among various departments and offices of our company. Any failure to maintain the satisfactory performance, stability, security and availability of our network, website or technology platform, whether such failure results from intentional cyber-attacks by hackers, from issues with our own technology and team or from other factors beyond our control, may cause significant harm to our reputation and impact our ability to attract and maintain users and business partners. We have put in place various measures to prevent such incidents from happening and internal reporting procedures with respect to such incidents. However, such prevention measures may not function in a way as we expect due to the evolution of the sophistication of cyber-attacks, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others, software bugs or other technical malfunctions, or other evolving threats.

From time to time, our users in certain locations may not be able to gain access to our network or our websites for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, internet connection problems or other reasons. Although we have not experienced extended periods of such server interruptions, power shutdowns or internet connection problems across our entire network, we cannot assure you that such instances will not occur in the future. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our network or website, could reduce the attractiveness of our service offerings. In addition, any substantial increase in the volume of traffic on our network or website will require us to increase our investment in bandwidth, expand and further upgrade our technology platform. We do not maintain insurance policies covering losses relating to our network systems due to very limited available insurance products in the insurance market in China. As a result, any system failure, interruptions or network downtime for an extended period may have a material adverse impact on our revenues and results of operations.

In addition, there has been a trend tightening the regulation of privacy and user data protection globally. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. For example, the National Information Security Standardization Technical Committee issued the Standard of Information Security Technology—Personal Information Security Specification, which came into effect in May 2018. Under such standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal data controller should collect information in accordance with the principles of legality and minimization and should also obtain a consent from the information provider. In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

If we fail to retain existing advertisers or attract new advertisers, our revenues may be materially and adversely affected.

Historically, we generate a substantial portion of our revenues from online advertising. Such revenue experienced a decline from US$38.4 million in 2014 to US$4.8 million in 2015 due to our disposal of Xunlei Kankan in July 2015, which historically contributed a significant portion of our advertising revenues and a majority of our advertisers. The revenue from online advertising, however, increased to US$16.9 million in 2016 due to the rapid growth of our mobile advertising since the fourth quarter of 2015. The revenue from our online advertising kept growing and reached US$27.8 million in 2018 primarily because we optimized our pricing strategies and adverting channels, among others. We cannot assure you that we can continue to retain our advertising agencies and advertisers or attract new advertising agencies and advertisers. The number of advertisers, including third-party advertising platforms that we cooperate with, that use our online advertising services decreased from 252 in 2014 to 120 in 2015 due to our disposal of Xunlei Kankan, and such number further decreased to 89 in 2018. If we cannot retain our existing advertisers or develop new advertisers in the future, our revenues generated from online advertising will be materially and negatively affected. Since our arrangements with third-party advertising agencies are typically one-year framework agreements, such advertising arrangements may be easily amended or terminated without incurring liabilities.

We generate a vast majority of our advertising revenues from a limited number of third-party advertising platforms. If we are unable to maintain our cooperation with these third-party advertising platforms for whatever reasons and we are unable to find a suitable replacement in a timely manner, or at all, our advertising revenue may experience significant declines. As a result, our results of operations and financial condition may also be negatively affected.

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

We are advised by our PRC legal counsel that a license for online transmission of audio-visual programs is required for the display of video content, including live video content, on our platform. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online transmission of audio-visual programs.” We used to be a registered owner of such license when we were operating Xunlei Kankan business. However, when we disposed of Xunlei Kankan business to a purchaser in July 2015, the registered owner of such license was also changed to the purchaser. After the disposal, Shenzhen Wangwenhua started to operate a live video business and a short video business. As advised by our PRC legal counsel, a license for online transmission of audio-visual programs is required for operating short video business and live video business. In June 2018, Shenzhen Wangwenhua acquired 80% of the equity interest of Henan Tourism Information Co., Ltd., or Henan Tourism, from an independent third party. Henan Tourism is a registered owner of the license for online transmission of audio-visual programs. However, Shenzhen Wangwenhua, the entity that operates both license-required businesses, is not a registered owner of the license for online transmission of audio-visual programs. As a result, relevant PRC government authorities may find that we are operating license-required business without obtaining a proper license, and thus may issue warnings, order us to rectify our violating operations and impose fines on us. In the case of serious violations as determined by relevant authorities at its discretion, they may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times of the amount of the total investment in such operations.

In addition, our cloud computing services provided to the internet users may be deemed to have included the content distribution network (CDN) services. With MIIT’s issuance of the Circular on Clearing Up and Regulating the Internet Access Service Market in January 2017, our existing value-added telecommunication services license, or VATS License, must be updated to specifically cover the CDN services, which otherwise was not required in the past. Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, a subsidiary of Shenzhen Xunlei has obtained from the relevant PRC authority an updated VATS License covering the CDN services. “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on telecommunications and internet information services.”

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

Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries, VIE and its subsidiaries are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without such users’ consent. In December 2012 and July 2013, laws and regulations were issued by the Standing Committee of National People’s Congress (“SCNPC”) and MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of information of users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. In addition, in June 2016 and January 2017, the CAC, and the SCNPC issued new laws and regulations to further safeguard cyberspace security.

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

To date, we have financed our operations primarily through cash flow from operations. If we fail to retain a sufficient number of users and continue to convert such users into paying users or subscribers, we may not be able to generate sufficient revenues to cover our business development strategies, including our continued transition to mobile internet and the continued expansion of our cloud computing business, and our business may be materially and adversely affected.

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

We generate a vast majority of our advertising revenue from a limited number of third-party advertising platforms such as Guangdiantong. We typically enter into advertising agreements with third-party advertising platforms. Under these agreements, advertising fees are paid to us by the advertising platforms after we deliver our services. In addition to our online advertising services, we also generated a large portion of our revenue from the sales of CDN to our customers in 2018. As of December 31, 2018, we have a considerable portion of accounts receivable arising from the sales of CDN. Thus, the financial soundness of our advertisers and advertising agencies, as well as our customers purchasing CDN from us may affect our collection of accounts receivable. We make a credit assessment of our advertisers, advertising agencies and our CDN purchasers to evaluate the collectability of these service fees before entering into any business contracts. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising agency, advertiser or CDN purchaser, as applicable, and any inability of advertisers, advertising agencies or CDN purchasers, especially those that accounted for a significant percentage of our amounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. For example, we made a provision for our accounts receivable of US$7.6 million in 2018 due to a CDN purchaser’s prolonged overdue payment and its shutdown of operation. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that we have business relationships with demand higher rebates for their agency services, our results of operations will be materially and adversely affected.

We had net operating cash outflows in 2017 and 2018 and may be subject to liquidity pressure in the future if we cannot generate sufficient cash from our operating activities in the future.

We had net operating cash outflows of US$14.2 million in 2017 and US$35.6 million in 2018. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Operating activities” for reasons of such net operating cash outflows. We cannot guarantee we will always be able to generate positive and sufficient cash flows from operating activities in the future. If we have negative cash flows from operating activities in the future, our business, results of operations and liquidity may be adversely affected.

In addition, we are constructing a building which will be used as our research and development center and headquarters. We planned to invest a total of RMB600.0 million (US$87.4 million) for this construction project. In 2019, we entered into a loan facility agreement with a commercial bank to finance the construction project. The land use right and the building under construction were mortgaged to the bank and one of our subsidiaries also provided a guarantee to the bank. The maximum amount of loans we are able to take out is RMB400.0 million (US$58.2 million). In February 2019, we took out RMB50.0 million (US$7.3 million). We plan to take out the remaining RMB350.0 million (US$51.0 million) in the near future depending on the progress of the construction project. Although we had cash, cash equivalents and short-term investments of US$319.5 million as of December 31, 2018, we may be under liquidity pressure if we are unable to generate sufficient cash from our operating activities in the future or if the actual cost of the construction project goes beyond our estimated costs. In addition, we planned to complete the construction by 2021 and relocate to the new building afterwards. However, we cannot assure you that we will definitely be able to complete the construction by then due to a number of factors that are beyond our control. For example, the completion of the construction project is subject to government approval. We cannot guarantee you that relevant government authorities will grant us approval in our expected timeline. If we are unable to move into the new building as in our expected timeline, we will have to continue to pay office rental expenses. In addition, we may lease certain floors of the building to other parties and use the rental we receive to pay loan interest. If the new building cannot be put into use in our expected timeline, we will have to pay loan interest from our existing cash, which will increase our liquidity pressure. In the worst case scenario, if we are unable to repay the loan, the bank may foreclose our building. As a result, we may have to rent other office space to continue our business operations and incur additional costs. Furthermore, we engaged a reputable national construction company to construct the building and a professional real estate consulting firm to manage the process. Disputes between construction company/real estate consulting firm and us may arise during the construction process, which may cause delay to the completion of the construction project. If disputes materialize, we may have to initiate lawsuits or be sued. The lawsuit may divert our management’s attention and subject us to additional costs.

We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.

Our online game business used to consist of web game business, mobile game business, and MMOGs. In order to further develop our cloud computing business, we streamlined our overall business and disposed our web game business in January 2018. After the disposal, our online game business only operates mobile games and MMOGs. We have exclusive operating agreements with online game developers, under which we gain exclusive rights to certain online games. In addition to offering these games on our own websites, we also have the option of sub-licensing these games to other websites to diversify our game revenue stream. Exclusive arrangements of this type require more initial capital investment in acquiring operating rights for the games, and involve more business risks, such as risks associated with the potential failure to find appropriate sub-licensees for the games or failure to engage a sufficient number of game players to make these games profitable for us. If we are unable to generate sufficient revenues in these markets to obtain sufficient return for our investments, our future results of operations and financial condition could be materially and adversely affected.

In addition, to operate online games in China, a variety of permits and approvals are required. For example, publication of online games, music works and other internet publishing activities are subject to the regulation of the SAPPRFT, which requires operators of online games and other internet publishing services to obtain an internet publication license prior to providing any such services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on internet publication.” Shenzhen Xunlei has obtained an internet publication license for the publication of internet games. However, Shenzhen Xunlei’s internet publication license does not include the publication of music works and other internet publishing activities. Applicable regulations also specify that each online game must be screened and approved in advance by SAPPRFT before it is allowed to be launched online. Also, an imported online game should be approved in advance by MOCT before its initial operation while a domestically developed online game should be filed with MOCT within 30 days of commencing operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online games.” We license from online game developers and operate massive multiplayer online games, or the MMOGs, and we share profits with these developers. We require developers of certain online games to obtain the requisite approvals from SAPPRFT, and make the filings with MOCT, for relevant online games. As of the date of this annual report, most of our online games currently in operation have obtained SAPPRFT’s approval and completed filing with MOCT. However, we cannot assure you that we or such online game developers can obtain SAPPRFT’s approvals or complete the filings with MOCT for all the games in a timely manner or at all. If we or such online game developers fail to obtain these licenses, approvals or filings in a timely manner or at all, the relevant authority may challenge the commercial operation of our online games and determine that we are in violation of the relevant laws and regulations regarding online games, it would have the power to, among other things, levy fines against us, confiscate our income generated from operation of our online games and require us to discontinue our online game business.

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

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In April 2015 and October 2018, the SCNPC subsequently issued the amended Advertisement Law, which took effect on September 1, 2015 and October 26, 2018, to further strengthen the supervision and management of advertisement services. Pursuant to the Advertisement Law, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to specifically regulate internet advertising activities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on advertising business” for details. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the relevant advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to eliminate the effect of illegal advertisement and cessation of publishing the advertisement. In circumstances involving serious violations, the State Administration for Industry and Commerce, or the SAIC, or its local branches may revoke violators’ licenses or permits for their advertising business operations.

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

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. We adopted a share incentive plan on December 30, 2010, or the 2010 Plan, a second share incentive plan on November 18, 2013, as supplemented, or the 2013 Plan, and a third share incentive plan on April 24, 2014, as supplemented, or the 2014 plan. Under the 2010 Plan, we are authorized to issue a maximum number of 26,822,828 common shares of our company upon exercise of the options or other types of awards (excluding an aggregate of 8,410,200 shares already issued to the directors who are our founders upon exercise of founder options, which were not granted pursuant to the 2010 Plan). As of March 31, 2019, options to purchase a total of 10,978,050 common shares and 7,788,315 restricted shares (excluding those forfeited) have been granted and outstanding to certain executive officers and other employees under the 2010 Plan. Under the 2013 Plan, we are authorized to issue a maximum number of 9,073,732 common shares to members of our senior management, counsel or consultant to our company. As of March 31, 2019, 7,071,370 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan. Under the 2014 Plan, we are authorized to issue a maximum number of 14,195,412 common shares to our directors, officers, employees and advisors or consultants to our company. As of March 31, 2019, 9,341,350 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2014 Plan. As of March 31, 2019, our unrecognized share-based compensation expenses relating to the awards granted under each of the 2010 Plan, the 2013 Plan and the 2014 Plan amounted to US$11.6 million, US$0.4 million and US$2.3 million, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans” for details.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2018 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2018.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018 due to the actions we have taken to remediate one material weakness, one significant deficiency and some of other control deficiencies identified previously in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness was related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and the lack of related implementation controls. Following the identification of the material weakness and control deficiencies, we have taken a series of measures to remediate the material weakness and control deficiencies. See “Item 15. Controls and Procedures” for more details of the remedial measures we have taken. As a result of the measures we have taken, our management concluded that we have remediated the material weakness. However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online game and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers, other than e-commerce service providers, may not exceed 50%, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service (including online game operation services), internet news service, and online transmission of audio-visual programs service. We are a Cayman Islands company and Giganology (Shenzhen) Ltd., or Giganology Shenzhen and Xunlei Computer (Shenzhen) Co., Ltd., or Xunlei Computer, our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei or its subsidiaries hold the licenses and permits necessary to conduct our resource discovery network, online advertising, online games, cloud computing and related businesses in China, and Shenzhen Xunlei hold various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to exercise effective control over Shenzhen Xunlei and Shenzhen Xunlei’s operating subsidiaries and hence treat them as our consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we have been advised by King & Wood Mallesons, our PRC legal counsel, that each contract under these contractual arrangements with Shenzhen Xunlei and its shareholders is valid, binding and enforceable under current PRC laws and regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, impose fines, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

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

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, our variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2018, we had cash or cash equivalents of approximately RMB247.3 million (US$36.0 million) and US$32.8 million located within the PRC, of which RMB121.2 million (US$17.7 million) and US$30.0 million is held by Shenzhen Xunlei and its subsidiaries. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The Chinese government intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in subscriber numbers in the past few years. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. To date, we have deleted millions of cached files, blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. In addition, we permitted temporary suspension of services by about 192,000 existing subscribers as of the end of 2018. We may experience still further decline in user and subscriber numbers as we continue in our efforts to comply with the rules and regulations of the Chinese government.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

Under the General Provisions of Civil Law, effective in October 2017, data and virtual assets are listed as civil rights protected by laws and must be protected according to specific rules governing such matters. However, currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online game operators liable for losses of virtual assets by game players, and ordered online game operators to return the lost virtual items to game players or pay damages and losses, as well as required the game operators to provide well-developed security systems to protect such virtual assets owned by game players. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

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

In addition, the Chinese government has in recent years intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny over internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. In August 2017, the CAC promulgated the Provisions on the Administration of Internet Comments Posting Services, and the Provisions on the Administration of Internet Forum and Community Services, both of which require providers of relevant services to establish information review and inspection mechanism. As we implemented programs to comply with these regulations, we saw our subscriber numbers decline and may see more subscriber or user decline in the future. See “—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

Among other things, the M&A Rules and certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and took effect on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the Ministry of Commerce before they can be completed. In addition, according to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current definitive plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

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

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE regulations. Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang have completed the initial registration with the local SAFE branch as required by the SAFE regulations and conducted amendment registrations. However, we cannot assure you that these PRC resident shareholders have completed and will complete all subsequent amendment registrations as required by the SAFE regulations as we do not have control over these PRC resident shareholders. We may also not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE regulations since we do not have control over these the PRC resident shareholders. The failure or inability of our PRC resident shareholders or our future PRC resident shareholders to make any required registrations or comply with other requirements under SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law which became effective in January 2008 and was amended in February 2017, or the EIT Law, the statutory enterprise income tax rate is 25%. The EIT Law permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules set forth in the Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax promulgated by the State Council on December 26, 2007, and provides tax incentives, subject to various qualification criteria. Pursuant to the circular, the income tax rates for us and our wholly-owned subsidiary established in the Shenzhen Special Economic Zone before March 16, 2007 were 24% for 2011 and are 25% starting from 2012. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Shenzhen Xunlei, our variable interest entity, Shenzhen Wangwenhua, a subsidiary of Shenzhen Xunlei, and Shenzhen Onething currently hold a HNTE certificate and are entitled to enjoy a preferential enterprise income tax rate of 15% for the next three years ended August 2020 (for Shenzhen Xunlei and Shenzhen Wangwenhua) and October 2020 (for Shenzhen Onething). In addition, the PRC government has provided various incentives to accredited “software enterprise” incorporated in the PRC in order to encourage development of the software industry. In 2018, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the year ended December 31, 2017, which entitled Shenzhen Xunlei to a preferential tax rate of 10% for the 2017 fiscal year. In 2018, Xunlei Computer obtained the Hi-Tech Enterprise certification and thus entitled to enjoy a preferential tax rate of 15% for the 2018, 2019 and 2020 fiscal years. Moreover, local governments have adopted incentives to encourage the development of technology companies. Shenzhen Xunlei, Shenzhen Onething, Shenzhen Wangwenhua and Xunlei Computer currently benefit from the tax incentives. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation.”

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

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the SAT issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Tax—PRC enterprise income tax.” Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not to those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 2008, as amended on December 28, 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the SCNPC promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

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

Auditors of companies that are registered with the Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantiated operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2019, we had 337,190,726 common shares outstanding, which excludes (i) 9,519,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 22,167,335 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by the company from 2015 to 2017 but not yet cancelled. All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Our currently effective memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

As of March 31, 2019, our directors, executive officers and existing principal shareholders beneficially owned approximately 50.6% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2018, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2018, and we will very likely be a PFIC for our current taxable year ending December 31, 2019 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) holds our ADSs or common shares, such U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares (“PFIC Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or common shares is urged to consult its tax advisor concerning the United States federal income tax considerations related to holding and disposing of ADSs or common shares (including, to the extent an election is available, making a “mark-to-market” election to avoid owning PFIC-Tainted Shares and the unavailability of an election to treat us as a qualified electing fund). For more information, see the section titled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to exercise effective control over Shenzhen Xunlei and receive substantially all of the economic benefits of Shenzhen Xunlei. As a result, Shenzhen Xunlei is our variable interest entity and we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

•	Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”), or Wangwenhua, which was established in December 2005, and it primarily engages in software development, technical consulting and other related technical services.

•	Shenzhen Zhuolian Software Co., Ltd. (formerly known as “Xunlei Software (Shenzhen) Co., Ltd.”), which was established in January 2010, and it primarily engages in the development of software technology and the development of computer software.

•	Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, which was established in February 2010, and it primarily engages in the development of online game and computer software and advertising services.

•	Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, which was established in September 2013, and it primarily engages in cloud computing technology development and related services.

•	Beijing Xunjing Technology Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”), or Beijing Xunjing, which was established in October 2015 and currently a subsidiary of Wangwenhua. Beijing Wangxin primarily engages in technology development and related services.

•	Shenzhen Crystal Interactive Technologies Co., Ltd., which was established in May 2016 and currently a subsidiary of Shenzhen Onething, and it primarily engages in development of computer software and provision of information technology services.

•	Beijing Onething Technologies Co., Ltd., which was established in January 2017, and it primarily engages in development of computer software and provision of information technology service.

•	Henan Tourism Information Co., Ltd., which we acquired 80% of the total equity interest from an independent third party in June 2018 and it primarily engages in computer software development, information consultation, entertainment services, advertising, and certain information services under Type II value-added telecommunication businesses.

•	In February 2011, we established a direct wholly owned subsidiary, Xunlei Network Technologies Limited, or Xunlei Network BVI, in the British Virgin Islands. In March 2011, we established Xunlei Network Technologies Limited, or Xunlei Network HK, in Hong Kong, which is the direct wholly owned subsidiary of Xunlei Network BVI. Xunlei Network HK primarily engages in the development of computer software and advertising services.

In November 2011, we established Xunlei Computer in China, which is the direct wholly owned subsidiary of Xunlei Network HK. Xunlei Computer primarily engages in the development of computer software and information technology services.

In May 2018, Xunlei Network HK acquired all equity interest of HK Onething Technologies Limited, or Onething HK. Onething HK operates our cloud computing business in Hong Kong, including selling our cloud computing device, Onething Cloud in Hong Kong and business development for international markets. In July 2018, Onething HK, together with a Thai individual and a Thai company, established Onething Co., Ltd. (Thailand), or Onething Thailand, in Thailand. Onething HK holds 49% of the total equity interest of Onething Thailand while has 90.57% of the total voting power of all equity interest of Onething Thailand. Onething Thailand primarily engages in cloud computing business in Thailand, including selling our cloud computing device, Onething Cloud in Thailand.

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

In July 2015, we completed the sale of our entire stake in Xunlei Kankan to Beijing Nesound International Media Corp., Ltd., an independent third party, for a consideration of RMB130.0 million (US$18.9 million), of which RMB26.0 million (US$4.0 million) remains unpaid and has been impaired as of December 31, 2017. In 2018, Shenzhen Xunlei Networking Technologies Co., Ltd. entered into a settlement agreement with Beijing Nesound International Media Corp., Ltd. Pursuant to the settlement agreement, Beijing Nesound International Media Corp., Ltd. has paid us RMB10.0 million (US$1.5 million) in 2018 and will settle the remaining RMB16.0 million (US$2.3 million) in 2019. This sale is part of our strategy to streamline our business and continue our transition into mobile internet.

Our principal executive offices are located at: 20-23/F, Block B, Building No. 12, No.18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, the People’s Republic of China. Our telephone number at this address is +86 755-8633-8443. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Overview

We are a leading cloud-based acceleration technology company and an innovator in shared cloud computing and blockchain technology in China. We operate a powerful internet platform in China based on cloud technology to enable our users to quickly access, manage, and consume digital media content on the internet. In recent years, we have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration products in mobile phones to further enlarge our user base and offer our users a wider range of access points. We provide a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet environment.

To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through core products and services below:

•	Xunlei Accelerator, our most popular and free product, which enables users to accelerate digital transmission over the internet and has approximately 128.4 million monthly unique visitors in December 2018, according to our internal record; and

•	Cloud acceleration subscription services, which are delivered through our product, Green Channel, and offer users premium services for speed and reliability.

Benefitting from the large user base of our core product, Xunlei Accelerator, we have further developed various value-added services or products to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added services and products primarily include (i) cloud computing services, (ii) live video services, and (iii) online game services.

As a part of our cloud-based mobile strategies, we launched Mobile Xunlei, a mobile app that allows users to search, download and consume digital media content on their mobile devices in a user friendly way, in 2012 as an important step in expanding our services to mobile devices. Mobile Xunlei gained popularity while bigger screen phones with enhanced storage capacity changed mobile phone users’ behavior in accessing and consuming digital media content. Based on our own record, the monthly average daily active user of this application was about 7.4 million in 2018. Mobile Xunlei is also one of the most downloaded applications in its category. In the fourth quarter of 2015, we started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues. Mobile Xunlei supplements our existing subscriptions business, enabling us to reach a wider scope of user base and expand our services to additional devices of a user who has multiple devices.

Our mobile initiatives also benefits from our relationship with Xiaomi, one of our strategic shareholders. Since 2014, we have entered into a pre-installing services agreement with a Xiaomi group company which manufactures Xiaomi phones, a well-recognized brand of smart phones in China. Pursuant to the agreement, we agree to provide our Mobile Xunlei acceleration plug-in, and the mobile phone manufacturer agrees to install such plug-in on its phones, free of charge. Such pre-installment arrangement provides mobile phone users with access to our acceleration services, which we believe enhances our ability to generate more user traffic. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems, MIUI6, MIUI7, MIUI8, MIUI9 and MIUI10 and the software has been installed on Xiaomi phones sold in China, including both new phones shipments and system upgrades from existing Xiaomi phones.

Another key part of our strategies is to continue our innovation in crowdsourcing of idle bandwidth capacity and potential storage from users of our cloud computing hardware devices so that we can continuously deliver computing resources to third parties, such as internet content providers, through our CDN services. We started to generate revenue from selling crowdsourced uplink capacity we collected from users of our cloud computing services to third parties in the third quarter of 2015. To further develop our cloud computing business, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is essentially a cloud-based storage and sharing device that allows users to share their idle internet bandwidth and storage resources with our content delivery networks. In 2018, the third parties that purchased our crowdsourced bandwidth capacity mainly include internet content providers such as iQiyi and Xiaomi. As an important part of our cloud strategy, LinkToken, a blockchain product formerly known as OneCoin, was developed in 2017. LinkToken essentially is a type of digital ticket generated by using our OneThing Cloud hardware device. The underlying technology of LinkToken is blockchain technology. By voluntarily participating in our OneThing reward program, users of our OneThing Cloud can be rewarded with LinkToken upon meeting certain conditions. The amount of LinkTokens awarded depends on a number of factors including, but not limited to, the size of bandwidth and external storage users contribute, the length of time online, and the usage of computing resources. Rewarded LinkTokens can be used to redeem for a variety of products and services offered in the LinkToken Mall and exchange for a limited number of products and services offered by us or developed by third parties. As of the date of this annual report, a vast majority of the redemption was for the products and services in the LinkToken Mall with a minimal amount of redemption for services and products offered by us or by third parties. In 2018, we entered into an agreement with an independent third party to transfer of our LinkToken operations and the related assets and liabilities. Upon the completion of the disposal in April 2019, the transferee obtained the exclusive right to carry out LinkToken operations inside and outside mainland China, including without limitation, the formulation, amendment and execution of the rules governing the rewarding of LinkToken to users, operations of LinkToken Pocket and the LinkToken Mall. After the disposal, subject to rewarding rules determined by the independent third party, users of our OneThing Cloud are still able to be rewarded with LinkTokens and holders of LinkTokens are still able to redeem for products and services offered by us or developed by third parties. In addition, we will also provide technical support to such independent third party with respect to their LinkToken operations.

In 2018, we continued our efforts in cloud computing and blockchain area and launched StellarCloud and ThunderChain. StellarCloud is a shared cloud computing platform that upgraded our existing content delivery network (CDN) services to Infrastructure as a Service (IaaS). It provides powerful and cost-effective cloud computing solutions and shares its extensive node distribution with its enterprise users, enabling efficient and cost-effective access. StellarCloud also offers edge computing, function computing and shared CDN (SCDN) solutions to our enterprise users. ThunderChain signifies our first accomplishment in our research and development of blockchain infrastructure. ThunderChain is an open platform that enables our enterprise users to develop, manage and migrate to blockchain-based decentralized applications. StellarCloud and ThunderChain, together with our OneThing Cloud, form an ecosystem participated by a large number of users, developers and companies. Within the ecosystem, OneThing Cloud users can voluntarily share their idle computing resources to receive LinkTokens as a proof of contribution. LinkTokens can be used to exchange for a limited number of products and services offered by us or developed by third parties. With LinkTokens, enterprise users can also exchange for the idle computing resources contributed by OneThing Cloud users.

The technological backbone of our products and services is our cloud acceleration technology, comprised of a proprietary file locating system and massive file index database. Our technology enables us to support greater user expansion with incremental increases in server and bandwidth costs. This technology, based on distributed computing architecture, along with our indexing technology, enables users to access internet content in an efficient manner.

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

Our revenues increased from US$141.0 million in 2016 to US$201.9 million in 2017 and further to US$232.1 million in 2018. We had a net loss attributable to Xunlei Limited of US$24.1 million in 2016, US$37.8 million in 2017 and US$39.3 million in 2018.

Our platform

On our platform, users can accelerate internet content transmission, develop and operate blockchain-based services and applications and enjoy popular forms of internet-based entertainment, such as watching live online performance and playing a broad range of the latest online games.

Cloud-based acceleration

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

Mobile acceleration plug-in

We offer a mobile acceleration plug-in, which provides mobile device users with benefits of download speed acceleration and download success rate improvements similar to those offered by the PC-based Xunlei Accelerator. Our mobile acceleration plug-in has been adopted by Xiaomi, a Chinese smartphone maker, on its operating systems, MIUI6, MIUI7, MIUI8, MIUI9 and MIUI10. Xiaomi installs our mobile acceleration plug-in on all of its new phones sold in China free of charge and adds such plug-in to the existing ones via system upgrade. Xiaomi phone users thus have access to our acceleration services.

Subscription services

We charge monthly or annual fees for our premium cloud acceleration subscription services. The benefits and services within the subscription package, which typically include incrementally larger bandwidth and faster acceleration speed, are upgraded according to the VIP levels. The subscription fees generally remain unchanged for subscribers at higher VIP levels. Our cloud acceleration subscription services are delivered through our major premium acceleration product, Green Channel. It allows our subscribers to transmit digital media files from the internet, which significantly improves speed and reliability of such transmission. This is particularly helpful when subscribers need to transmit files that are only available from slow or unreliable data transmission sources, or to transmit a group of files while having only limited internet connectivity time. In addition to our major premium acceleration product, our product, Fast Bird, also accelerates our subscribers’ internet access by increasing the bandwidth of the network system provided by telecommunications service providers.

We adopted different strategies and various promotion programs for each VIP level. For example, when we discovered that some of our users were not aware of our subscription services, we provided users with greater exposure to our subscription services in different parts of our platform and promoted products with significant potential interests to specific users. We use our powerful digital data analysis capabilities to explore different areas of user needs previously unmet by existing functions and research and develop relevant functions based on such analysis. We offer users promotional measures, such as providing some free trials of premium acceleration services, to show the differences in the data transmission speeds to demonstrate how our premium services tremendously enhance data delivery speed and overall subscriber experience. In order to promote customer loyalty, we may elevate the VIP levels of our subscribers if they actively engage in our services. Once upgraded to certain higher VIP levels, our subscribers may be offered additional independent accounts, internally termed as sub-accounts, at no additional charges. Such sub-accounts allow users to access our premium acceleration services, at no additional charge.

We had a subscriber base of 4.2 million, 4.3 million and 3.8 million as of December 31, 2016, 2017 and 2018, respectively. In this annual report, the number of subscribers as of a given day excludes any sub-accounts.

Mobile Xunlei

Mobile Xunlei is a mobile application that allows users to search, download and consume digital media content on their mobile devices. The monthly average daily active user of this product was about 7.4 million in 2018. We started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues in late 2015. Since then, our mobile advertising business has grown rapidly. In 2018, our revenue generated from our mobile advertising business increased by 28.8% from US$21.2 million in 2017 to US$27.3 million in 2018.

Moreover, this mobile application also supplements our existing subscriptions business. Many of our mobile application users also became users of our PC-based Xunlei Accelerator.

Cloud computing

We launched our cloud computing project in 2014, which crowdsources idle uplink capacity from internet users who have bought and connected our proprietary hardware, Zhuanqianbao, or ZQB, to their network router. Our ZQB devices can allocate those users’ idle uplink capacity to us for our further allocation to internet content providers. We pay users of our ZQB devices for the use of their idle uplink capacity.

To further develop our cloud computing business and at the same time explore emerging blockchain technology, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is a cloud-based storage and sharing device, which crowdsources idle uplink capacity from our users who have bought and connected their OneThing Cloud devices to their network router. Similar to ZQB, OneThing Cloud crowdsources users’ idle computing resources for our further allocation to third parties, such as internet content providers, through our CDN services. However, an important difference between OneThing Cloud and ZQB is that users of OneThing Cloud can voluntarily participate in OneThing reward program and be rewarded with LinkTokens, which can be used to redeem for products and services. To focus more on the research and development of blockchain infrastructure, we transferred our LinkToken operations exclusively to an independent third party. Upon the completion of the transaction in April 2019, the transferee obtained the exclusive right to carry out LinkToken operations inside and outside mainland China including, without limitation, the exclusive right to formulate, amend and implement the rules governing the rewarding of LinkTokens to users, the exclusive right to operate LinkToken Pocket and LinkToken Mall. Intangible assets associated with the LinkToken operations were also transferred to the transferee in the transaction.

In 2018, we further advanced our cloud computing business and launched StellarCloud. StellarCloud is a distributed cloud computing platform that integrates the idea of shared economy and blockchain technology with cloud computing technology. Leveraging our proprietary technologies, such as stellar scheduling, weak network acceleration and network dynamic defense, and the advantages of extensive distribution of nodes over traditional cloud vendors, StellarCloud provides powerful and cost-effective cloud computing solutions, such as edge computing, function computing and shared CDN (SCDN) and shares its extensive node distribution with its enterprise users.

The crowdsourced uplink capacities are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowdsourced uplink capacities for our business from time to time, reducing our purchase of bandwidth from traditional third party carriers.

ThunderChain

We rolled out our first blockchain infrastructure product, ThunderChain, in May 2018. ThunderChain is an open platform that enables users to develop, operate and migrate to blockchain-based decentralized applications and services. It currently has three modules and offers three corresponding services: (i) smart contract open platform that facilitates the formulation and implementation of smart contracts in an efficient manner, (ii) LinkToken redemption function that allows users to exchange LinkTokens for certain services by scanning QR code or using mobile applications, and (iii) ThunderChain file system that enables blockchain developers and enterprises to develop decentralized applications featuring distributed data storage, transparency, tamper-proof ability, traceability, reliability, security and encryption, mass storage and authorized distribution.

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

Cloud-based implementation

We provide cloud acceleration subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of 155 co-location centers and over one million third party servers and over 10,000 servers that we own located throughout China.

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

Shared cloud computing model

We created a shared computing model and network by encouraging millions of personal users to share idle resources such as computing capacity, storage space and bandwidth through sharing economy smart devices OneThing Cloud and ZQB. With the shared cloud computing model, Xunlei provides high-quality, cost-effective cloud services for corporate clients. StellarCloud is a shared cloud computing platform which expands Xunlei's existing CDN services to Infrastructure as a Service (IaaS), offering edge computing, function computing and shared CDN solutions. StellarCloud is created to help companies in their transition to cloud, including content delivery, live streaming, data storage and artificial intelligence.

Blockchain platform

We launched ThunderChain, a high-performance blockchain platform, which can concurrently process millions of transactions per second. Based on our proprietary homogeneous multi-chain framework, ThunderChain is designed to realize confirmation and interaction among homogeneous chains and enable multiple transactions to be executed on different chains in parallel. An optimized practical byzantine fault tolerance, or PBFT, is adopted by ThunderChain as its consensus model which results in low latency and makes it possible to generate one block per second. PBFT, as a consistency algorithm, is also able to avoid soft fork. ThunderChain supports smart contracts written in solidity language and is compatible with Ethereum virtual machine, making it easy to migrate applications from other blockchain platforms.

Advertising services

We provide advertising services primarily through various forms of advertisements placed on our PC websites and mobile platform. We started to generate mobile advertising revenue for the first time in the fourth quarter of 2015, and it has grown rapidly since then. In 2016, 2017 and 2018, we had 115, 112 and 89 advertisers, respectively. The number of advertisers include the number of third party advertising platforms we cooperate with in each corresponding year, such as Guangdiantong. Our brand advertisers include international and domestic companies that operate in a variety of industries. A significant majority of our advertisers purchase our advertising services through third-party advertising agencies. We focus on providing advertisers with creative and cost-effective advertising solutions. We strive to creatively utilize our integrated service interface in designing a particular advertising campaign for advertisers.

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

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2018, we had 61 patents granted in the PRC and four granted in the United States, while another 223 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2018, we have applied to register 863 trademarks, of which we have received 294 registered trademarks in different applicable trademark categories including one trademark registered with World Intellectual Property Organization.

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

As of the date of this annual report, we have implemented several initiatives to further commit to copyright protection. In May 2014, we entered into a content protection agreement with the MPAA and its members, which are six major U.S. entertainment content providers. In that agreement, we agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. Despite the fact that we put in place preventive measures, we may still be subject to copyright infringement suits. For example, in January 2015, a few MPAA member studios filed 28 copyright infringement lawsuits against us on 28 video products in the Shenzhen Nanshan District Court in China. The court combined these cases into two cases for trial and entered a judgment on both cases on August 21, 2017. The court held, among others, that we infringed the plaintiffs’ copyright on 28 video products and were required by the court to compensate the plaintiffs for a total of RMB1.4 million (US$0.2 million). As of the date of this annual report, we had paid a total of RMB1.4 million (US$0.2 million) to MPAA in accordance with the judgment entered by Shenzhen Nanshan District Court. For details, see “Item 3. Key Information—D. Risk Factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Pursuant to the latest Catalogue amended in June 2017, which took effect on July 28, 2017, which was revised by the Special Management Measures (Negative List) for the Access of Foreign Investment issued by the NDRC and MOFCOM on 28 June 2018, industries listed therein are divided into two categories: encouraged industries and the industries within the catalogue of special management measures, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. For the restricted industries within the Negative List, some of them are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiary, and Shenzhen Xunlei, our VIE, and its shareholders. Shenzhen Xunlei or its relevant subsidiary, holds the licenses and permits necessary to conduct our resource discovery network, cloud computing, online advertising, online games and related businesses in China and holds various operating subsidiaries that conduct a majority of our operations in China. Shenzhen Onething has obtained an updated VATS License to cover CDN service for our cloud computing business. Both of Giganology Shenzhen and Xunlei Computer, another wholly-owned PRC subsidiary of ours, engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of encouraged, restricted or prohibited categories under the Catalogue. Hence, these activities are deemed as permitted and open to foreign investment.

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

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

•	Telecommunications regulations (2016, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalogue of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MIIT’s Notice on Adjusting the Catalogue of Telecommunications Business effective from April 1, 2003 and amended on March 1, 2016, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet content provider services, or ICP services, are classified under the second category of value-added telecommunications businesses and the CDN services, the internet access services and the internet data center services are classified under the first category of value-added telecommunications business. Under the Telecom Regulations, commercial operators of value-added telecommunications services must obtain the VATS License covering the business classified under the relevant category from MIIT or its provincial level counterparts.

•	Administrative measures on internet information services (2011, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain a VATS License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the VATS License covering the ICP services from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

•	Administrative measures for telecommunications business operating license (2017, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the VATS License from MIIT’s applicable provincial level counterpart, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional VATS License directly from MIIT. The appendix to the VATS License must detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its VATS License. The VATS License is subject to annual report requirement. An ICP service operator shall report certain information to the issuing authorities through the administrative platform in the first quarter every year. Such information includes the business performance of the telecommunications business in the previous year, service quality, the actual implementation of the network and information security guarantee systems and measures, among others. ICP service operator shall be responsible for the truthfulness of the information in the annual report.

•	Detailed rules on the administration of internet websites (2005), which set forth that the website operator is required to apply for the ICP filing from MIIT or its local branches at the provincial level on its own or through the access service provider.

•	Regulations for administration of foreign-invested telecommunications enterprises (2016, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have good and profitable records and operating experiences in such industry.

•	Circular on strengthening the administration of foreign investment in and operation of value-added telecommunications business (2006). Under this circular, a domestic PRC company that holds a VATS License is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with the approved covering region on its VATS License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.

•	Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market (2017), which, among others, further strengthens the supervision and management of the applications of cloud computing, big data and other applications. For an enterprise that conducts the CDN business without a VATS License specifically covering such business, it must submit a written commitment to the original license issuing authority before March 31, 2017, undertaking that an eligible VATS License will be obtained by the end of 2017. If such enterprise fails to make the commitment on time, it must carry out business activities strictly in compliance with their existing licenses. Furthermore, if the enterprise fails to obtain the eligible VATS License as committed it should terminate the relevant business starting from January 1, 2018.

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

Regulation on online transmission of audio-visual programs

On April 25, 2016, SAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, which replaced the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, or the 2004 Internet A/V Measures. Pursuant to these provisions, “audio-visual program services through private network and targeted communication” refer to radio, TV program and other audio-visual program services to a targeted audience with TV and all types of handheld electronic equipment as terminal recipients, and through setting up virtual private network through local networks and internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Any provider who engages in aforesaid service must obtain a license from GAPPRFT. Wholly foreign-owned enterprises, Sino-foreign joint ventures and Sino-foreign cooperative enterprises are not allowed to engage in the above business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, MOC, GAPPRFT, the NDRC and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

On December 20, 2007, GAPPRFT and MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was revised on August 28, 2015. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by GAPPRFT. In a press conference jointly held by GAPPRFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, GAPPRFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their business and continue their operation of internet audio-visual program services so long as those providers had not been in violation of the laws and regulations. On March 10, 2017, SAPPRFT promulgated the Categories of the Internet Audio-Video Program Services, which classifies internet audio-video programs into four categories.

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

Further, on March 31, 2009, GAPPRFT issued the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, or the Notice on Content of A/V Programs which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other hazardous factors. In addition, on August 14, 2009, GAPPRFT issued the Notice on Relevant Issues Regarding Strengthening of the Administration of Internet Audio/visual Program Services Received by Television Terminals, which specifies that prior to providing audio-visual program services for television terminals, an ICP service operator shall obtain the License for Online Transmission of Audio-visual Programs containing the scope of “Integration and Operation Services of Audio-visual Programs Received by Television Terminals.” On March 10, 2017, SAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual programs into four categories.

To comply with these laws and regulations, Henan Tourism Information Co., Ltd., or Henan Tourism, one of our operating subsidiaries in the PRC, currently holds a License for Online Transmission of Audio-visual Programs with an effective period from February 2018 to February 2021. See “Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation on online cultural activities

On February 17, 2011, MOC promulgated the Provisional Measures on Administration of Internet Culture, or the Internet Culture Measures, which became effective as of April 1, 2011 and amended on December 15, 2017, and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on March 18, 2011. MOC also abolished the Provisional Measures on Administration of Internet Culture promulgated on May 10, 2003 and amended on July 1, 2004 as well as the Notice on Issues Relating to Implementing the Provisional Measures on Administration of Internet Culture issued on July 4, 2003. The Internet Culture Measures apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products produced, disseminated and circulated via internet which mainly include: (i) online cultural products particularly produced for the internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons, and disseminated via the internet. Pursuant to these measures, entities are required to obtain relevant Online Culture Operating Permits from the applicable provincial level culture administrative authority if they intend to commercially engage in any of the following types of activities:

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

To comply with these then and currently effective laws and regulations, Shenzhen Xunlei obtained an Online Culture Operating Permit, which was last renewed in March 2019 with an effective period from March 16, 2019 to March 15, 2022 to operate online games (including issuance of virtual currency for online games), offer music entertainment product online, operate online performance business and online shows business, and engage in the exhibition of online culture products and competition activities. Xunlei Games obtained an Online Culture Operating Permit, which was renewed with an effective period from July 31, 2016 to July 30, 2019 to operate online games (including issuance of virtual currency for online games). Shenzhen Wangwenhua obtained an Online Culture Operating Permit with an effective period from May 2, 2017 to May 1, 2020 to operate online games (including issuance virtual currencies for online games), online performance business, and online shows business. In addition, Shenzhen Zhuolian Software Co., Ltd. obtained an Online Culture Operating Permit with an effective period from January 9, 2018 to January 8, 2019 to operate online performance business and online shows business.

Regulation on online games

MOCT (formerly the MOC) is the government agency primarily responsible for regulating online games in the PRC. On June 3, 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, amended on December 15, 2017, pursuant to which the content of the online games are subject to the review of MOC. These measures set forth a series of prohibitions regarding the content of the online games, including but without limitation the prohibition on content that oppose the fundamental principles stated in the PRC Constitution, compromise state security, divulge state secrets, subvert state power or damage national unity, and content that is otherwise prohibited by laws or administrative regulations. Moreover, in accordance with these measures, ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency must obtain the Online Culture Operating Permit and handle the censorship procedures for imported online games and the filing procedures for domestically developed online games with MOC and its provincial counterparts. The procedures for the censorship of imported online games must be conducted with MOC prior to the commencement date of the online operation and the filing procedures for domestic online games must be conducted with MOC within 30 days after the commencement date of the online operation or the occurrence date of any material alteration of such online games. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products provided by third parties. ICP service operators cannot appropriate the advance payment by the players and are not allowed to provide trading service of virtual currency to minors. All the transactions in the accounts shall be kept in records for a minimum of 180 days. To comply with these laws and regulations, Shenzhen Xunlei, Xunlei Games, and Shenzhen Wangwenhua have obtained an Online Culture Operating Permit for our operation of online games.

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

To comply with these regulations, Shenzhen Xunlei, Xunlei Games, and Shenzhen Wangwenhua have obtained an Online Culture Operating Permit for issuing online game virtual currency, and have filed their issuance of virtual currency with the local branch of MOC in Guangdong.

Regulation on internet publication

SAPPRFT (formerly the GAPPRFT) is the government agency responsible for regulating publication activities in the PRC. On June 27, 2002, MIIT and GAPPRFT jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require internet publishers to secure approval, or the Internet Publication License, from GAPPRFT to conduct internet publication activities. In February 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measures. Pursuant to the Administrative Measures on Network Publication, Internet publishers shall be approved by and obtain a Network Publication Service License from GAPPRFT to engage in network publication service. The network publication services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining the Network Publication Service License. The Notice of Three Provisions and Internet Games issued jointly by GAPPRFT and other relevant administrations confirmed that the entities operating internet games must obtain the Internet Publication License. On February 21, 2008, the GAPPRFT promulgated the Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, which took effect on April 15, 2008 and was amended on August 28, 2015. Under the Electronic Publication Rules and other regulations issued by the GAPPRFT, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPPRFT.

Shenzhen Xunlei holds an Internet Publication License for the publication of internet games with an expiry date of September 17, 2022. See “Item 3. Key Information—D. Risk factors—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

Regulation on internet privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent, unless such disclosure is required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosure. ICP service operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by MIIT on December 29, 2011, without the consent of a user, an ICP operator may not collect any user personal information or provide any such information to third parties. An ICP service operator shall expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator shall take immediate remedial measures and in severe consequences, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC of the PRC on December 28, 2012, or the Decision, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, or the Order, any collection and use of user personal information shall be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator shall also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the Decision or the Order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC on August 29, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, on November 7, 2016. Pursuant to the Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations provided by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, established information security systems to protect user’s privacy.

Regulation on internet medicine information service

The State Food and Drug Administration, or the SFDA, promulgated the Administration Measures on Internet Medicine Information Service on July 8, 2004, which was amended in November 2017, and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the applicable provincial level counterpart of SFDA. Shenzhen Xunlei has obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration for the provision of internet medical information services with an expiry date of August 21, 2023. Shenzhen Wangwenhua has also obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration for the provision of internet medical information services with an expiry date of September 17, 2022.

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

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which became effective on June 1, 2017 to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. In addition, the new Cyber Security Law requires network operators must not collect personal information irrelevant to their services. The network operators are required to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner.

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

Regulation on torts

The Tort Law was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010. Under this law, internet users and internet service providers shall bear tortious liability in the event they infringe upon other people’s civil rights and interests through the internet. Where an internet user is infringing upon the civil rights or interests of another person via internet, the injured party shall have the right to demand the relevant internet service provider to take necessary measures such as deleting the infringing content, etc. by serving the internet service provider a notice. Where the internet service provider fails to take any necessary measures, it shall be jointly and severally liable with the internet user for any additional injury or damage incurred thereafter. Under the circumstance that the internet service provider is aware that an internet user is infringing upon the civil rights or interests of another person and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

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

Patent law

The NPC adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The State Intellectual Property Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. As of December 31, 2018, we had 61 registered patents in the PRC and 223 patent applications were being examined by the State Intellectual Property Office of the PRC.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 and 2013 and its implementation rules. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2018, we had applied for registration of 863 trademarks, of which 294 had been successfully registered in different applicable trademark categories, including one trademark registered with World Intellectual Property Organization.

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

Regulation on tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the NPC enacted a new PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and last revised on December, 2018. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, the EIT Law and its implementation rules permit qualified high and new technology enterprises, or HNTEs, to enjoy a reduced enterprise income tax rate of 15%.

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

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which became effective on May 1, 2018. According to the Circular on the Adjustment of VAT Rates, relevant VAT rates have been reduced since May 1, 2018, such as (i) VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively; and (ii) VAT rate of 11% originally applicable to the taxpayers who purchase agricultural products is adjusted to 10%.

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

In January 2017, SAFE promulgated the Circular on Further Improving the Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which provides several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Furthermore, according to SAFE Circular 3, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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

Regulation on initial coin offerings

On September 4, 2017, People’s Bank of China, the Office of the Central Leading Group for Cyberspace Affairs, the MIIT, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission, and the China Insurance Regulatory Commission jointly promulgated the Announcement on Prevention of Token Fundraising Risks to strengthen the administration of the initial coin offerings activities. Pursuant to the announcement, “fundraising through token offerings” is referred to as a type of fundraising activities where an issuer raises “virtual currencies” such as Bitcoin or Ether from investors through the illegal issuance and subsequent circulation of tokens. Pursuant to the announcement, token fundraising activity is essentially an illegal public fundraising activity without obtaining government’s approval. It is a suspected illegal offering of tokens, illegal offering of securities, illegal fundraising, financial fraud, pyramid scheme, which are criminal offenses under the PRC law. The announcement prohibits fundraising activities through token issuance. In addition, the announcement also provides that token trading platform should not be engaged in (i) the exchange between any statutory currency with tokens and “virtual currencies,” (ii) the trading, either as a central counterparty or not, of the tokens or “virtual currencies,” and (iii) token or “virtual currency” pricing, information intermediary services or other services for tokens or “virtual currencies.”

We launched our LinkToken business in 2017 and transferred such business to an independent third party in April 2019. We strongly believe that we did not engage in token fundraising activities by virtue of carrying out LinkToken operations prior to our disposal of such operations, nor do we believe that we would have been deemed to be a token trading platform, which is operated under a completely different business model. To date, no governmental financial regulators have imposed any administrative penalties against us relating to LinkTokens on the basis that we engaged in token fundraising activities. However, we cannot assure you that going forward, relevant PRC authorities would have the same view with us and would not impose regulatory restrictions or penalties on us. Were that to happen, we may be subject to additional regulatory risks, and our business and results of operations as well as the price of our ADSs may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information on LinkToken and “Item 3. Key Information—D. Risk Factors—Regulatory uncertainties exist with respect to our previous LinkToken operations, which may have a material adverse effect on our business and results of operations” for regulatory uncertainties and risks relating to our previous LinkToken operations.

Regulation on blockchain information services

On January 10, 2019, the Cyberspace Administration of China, or CAC, issued the Provisions on the Administration of Blockchain Information Services, or the Blockchain Provisions, which came into effect on February 15, 2019. Pursuant to the Blockchain Provisions, a blockchain information service provider is required to file particulars of such service provider including its name, service category, service form, application field, and server address with the blockchain information service filing management system managed by the CAC and go through filing procedures within ten business days after it starts to provide services. After completing the filing procedure, the blockchain information service provider should display the filing number in a conspicuous position on the service provider’s websites and applications through which it provides services. Service providers that had already started to provide blockchain information services before the Blockchain Provisions became effective are required to do make-up filings within 20 business days after the Blockchain Provisions became effective. As of the date of this annual report, we had submitted our record-filing application pursuant to the Blockchain Provisions but had not obtained the filing number.

In addition, the Blockchain Provisions also imposed an array of obligations to the providers of blockchain information services. For example, blockchain information service providers are required to set up various rules and procedures in terms of user registration, information verification, emergency response, and safeguard measures. Blockchain information service providers are also required to formulate and publish blockchain platform management rules and enter into a service agreement with users of blockchain information services. In addition, blockchain information service providers are obligated to verify the real name of the users of blockchain information services and are prohibited to offer services to users who fail to provide information relating to their real identity. Failure to comply with relevant requirements in the Blockchain Provisions may subject blockchain information service providers to administrative penalties such as warning, being ordered to temporarily suspend relevant business operations to rectify within prescribed time period, or fines, or criminal liabilities, depending on which provisions are violated.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our variable interest entity and our principal subsidiaries and principal subsidiaries of our variable interest entity, as of the date of this annual report on Form 20-F:

Notes:

(1)	Shenzhen Xunlei is our variable interest entity. Mr. Sean Shenglong Zou, our co-founder and director, Mr. Hao Cheng, our co-founder and director, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang respectively own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests.

(2)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.

(3)	The 49% of the shares of Onething Co., Ltd. held by HK Onething Technologies Limited has 90.57% of the total voting power of all shares.

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

In the opinion of King & Wood Mallesons, our PRC legal counsel:

•	the ownership structures of our variable interest entity and our subsidiaries in China comply all applicable PRC Laws and regulations currently in effect; and

•	the contractual arrangements among Giganology Shenzhen, our PRC subsidiary, Shenzhen Xunlei and its shareholders governed by PRC law are valid, binding and enforceable in accordance with the contractual arrangements’ terms, and will not result in any violation of PRC laws or regulations currently in effect.

We have been advised by King & Wood Mallesons, our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business to provide digital media data transmission and streaming services, online games and other value-added telecommunication services do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk factors—Risks related to our corporate structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.	Property, Plant and Equipment

Our principal executive offices are located at 20-23/F Block B, Building No.12, No.18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, the People’s Republic of China, which comprises approximately 10,100 square meters of office space. In addition to other offices in Shenzhen, we also have offices in Beijing and Hong Kong, respectively, totaling approximately 20,427 square meters. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. The lease for our principal executive offices will expire in December, 2021, and the other leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed upon expiration. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We operate a powerful internet platform in China based on cloud computing to enable our users to quickly access, manage and consume digital media content on the internet. In recent years, we have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration plug-ins on mobile phones to further enlarge our user base and offer our users a wider range of access points. In addition, we have also started to provide blockchain products and services recently.

We provide users with quick and easy access to digital media content on the internet through two core products and services, available to users for free and for a subscription fee, respectively. Our acceleration products and services include Xunlei Accelerator and our cloud acceleration subscription services (delivered through our product, Green Channel). Benefitting from the large user base accumulated by our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added products and services include our cloud computing services and online game services. In July 2015, we completed the divesture of our entire stake in our online video streaming platform, Xunlei Kankan, to Beijing Nesound International Media Corp., Ltd., an independent third party.

We generate revenues primarily through the following services:

•	Service revenue. We generate revenue from various services we offer to users and clients. The services we offer primarily include acceleration subscription services, online advertising services and other internet value-added services.

-	Internet value-added services. Internet value-added services primarily include shared cloud computing services, live video services, and online game services. Revenues from our internet value-added services accounted for 29.2% of our total revenue in 2018.

-	Subscription services. We provide cloud acceleration subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed to 35.3% of our revenue in 2018. Subscription fees are time-based and are primarily collected up-front from subscribers on a monthly or yearly basis.

-	Online advertising services (including mobile advertising). We provide marketing opportunities on our PC websites and mobile platform to advertisers. Online advertising revenues contributed to 12.0% of our revenue in 2018. The revenues are derived principally from various forms of advertisements that we place on our mobile platform after we started to generate mobile advertising revenue in the fourth quarter of 2015.

•	Product revenue. We sell hardware devices mainly related to our cloud computing services, such as OneThing Cloud. Product revenue contributed 23.5% of our revenue in 2018.

Our revenues increased from US$141.0 million in 2016 to US$201.9 million in 2017 and further to US$232.1 million in 2018. We had a net loss attributable to Xunlei Limited of US$24.1 million, US$37.8 million and US$39.3 in 2016, 2017 and 2018, respectively. Xunlei Kankan and web game business are accounted for as discontinued operations due to the sale of those two businesses and our consolidated statements of comprehensive income/(loss) in this annual report separately classifies the discontinued operations from our remaining business operations for all years presented.

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

We have also launched our cloud computing project to allocate idle uplink capacity to internet content providers and other internet users in need. We gather idle uplink capacity from internet users who have bought and connected our proprietary ZQB and OneThing Cloud devices to their network router. Our ZQB devices and OneThing Cloud can allocate those users’ idle computing resources to us for our further allocation to internet content providers and other internet users. We pay users of our ZQB device for the use of their idle computing resources. For the users of our OneThing Cloud, they can voluntarily participate in the OneThing reward program and be rewarded with LinkTokens, which can be used to redeem for products and services. The computing resources gathered from ZQB and OneThing Cloud devices are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowdsourced capacities for our own business from time to time, reducing our purchase of bandwidth from traditional third party carriers.

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

Our results of operations depend on our ability to control our costs and operating expenses. We expect our bandwidth costs to increase as we grow our business and raise the number of subscribers, although we expect such costs would be partly offset by the fact that we expect to source an increasing amount of bandwidth from our cloud computing services. In addition, our operating expenses are expected to increase in the future, since we expect increased headcount to reflect the growth of our business. We plan to continue to invest in research and development to maintain our technology leadership, especially to increase our research and development expenses and sales and marketing expenses in relation to our cloud computing services.

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

	For the Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
Continuing operations	(in thousands, except for percentages)
Subscriptions	90,163	64.0	84,956	42.1	81,877	35.3
Online advertising	16,874	12.0	22,484	11.1	27,781	12.0
Product revenue	4,543	3.2	32,894	16.3	54,604	23.5
Other internet value-added services	29,405	20.8	61,577	30.5	67,870	29.2
Total	140,985	100.0	201,911	100.0	232,132	100.0

Subscriptions. We introduced our cloud acceleration subscription services in March 2009. We generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a time-based subscription fee. The standard subscription fee is RMB10 (US$1.5) per month or RMB99 (US$15.0) per year, and we also offer premium subscription packages with prices at RMB15 (US$2.3) per month or RMB149 (US$22.6) per year or RMB30 (US$4.5) per month or RMB288 (US$43.7) per year to cater to subscribers’ different demand for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Our subscription revenues, as a percentage of our revenues, decreased from 64.0% in 2016 to 42.1% in 2017, and further to 35.3% in 2018.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We may maintain our subscriber base in the future by expanding our offering of fee-based services, but important factors outside of our control, such as the PRC government’s regulation and censorship of information disseminated over the internet, may have a material adverse impact on our cloud acceleration services, which in turn may have an adverse effect on the number of our subscribers and on our revenues and results of operations. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the strict standards set out by the authorities. We deleted millions of cached files, added thousands of keywords to our automatic keyword filtration system and permitted temporary suspension of services by approximately 192,000 existing subscribers as of the end of 2018. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.” In the future, there may be other laws and regulations that lead to further voluntary or forced removal of content or other measures to ensure compliance with standards set out by relevant regulatory authorities, which may further reduce our subscriber base. To date, we have not been able to quantify the magnitude and extent of such impact.

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

The revenues from our mobile advertising have grown rapidly since we generated such revenues for the first time in the fourth quarter of 2015 and reached US$27.3 million in 2018, accounting for 98.4% of the online advertising revenues. We expect the revenues from mobile advertising will account for the majority of our advertising revenues in the future with our on-going transition to mobile internet. Other advertising revenues decreased continuously from US$3.1 million in 2015 to US$0.5 million in 2018 after we sold Xunlei Kankan in July 2015. We do not expect to generate a significant amount of other advertising revenues in the foreseeable future. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company — A. History and Development of the Company.”

Product revenue. Product revenue represents the revenue we generate primarily from the sales of hardware devices and OneThing Cloud, in relation to our cloud computing services. The product revenue increased from US$4.5 million in 2016 to US$32.9 million in 2017 and further to US$54.6 million in 2018. The significant increase in our product revenue in 2018 was primarily due to the increase in the sales of OneThing Cloud.

Other internet value-added services. We actively seek new business opportunities that complement our existing core acceleration business to further improve our users’ overall experience. Revenues from other internet value-added services increased from US$29.4 million in 2016 to US$61.6 million in 2017 and further to US$67.9 million in 2018.

Revenues of other internet value-added services were generated primarily from our live video services, online game services and our cloud computing services. For live video services, users purchase virtual gifts from us and send the gifts they purchase to broadcasters to show their support. We recognized revenue from the sales of virtual gifts in an amount of US$31.0 million in 2018. Our online games business used to consist of web games, mobile games and MMOGs. In light of the overall decline in web game market and a shift of our strategy, we streamlined our business and disposed of our web game business in January 2018. After the disposal, our online game business only operates MMOGs and mobile games. We calculate the number of paying users during a given period as the cumulative number of users that have purchased virtual items or other products and services for online games at least once during the relevant period. We had approximately 95,464 paying users of our online games in 2016, 69,017 in 2017, and 33,343 in 2018, respectively. For cloud computing services, we recognize revenue when we provide bandwidth to our customers. We started to generate revenue from cloud computing services in 2015 and the revenue for the year ended December 31, 2018 decreased by 9.3% on a year-over-year basis due to an increased competition in the market. We expect the revenue from other internet value-added services to increase in the future.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) cost of inventories sold, (iii) cost of live video services, (iv) depreciation of servers and other equipment, (v) payment handling charges, and (vi) other costs. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
Continuing operations	(in thousands, except for percentages)
Bandwidth costs	55,135	39.1	68,441	33.9	48,118	20.7
Cost of inventories sold	4,357	3.1	21,485	10.6	31,634	13.6
Cost of live video services	2,505	1.8	12,724	6.3	23,928	10.3
Depreciation of servers and other equipment	5,848	4.1	7,647	3.8	5,018	2.2
Payment handling charges	6,919	4.9	4,855	2.4	3,016	1.3
Other costs	5,164	3.7	2,724	1.4	3,953	1.7
Total	79,928	56.7	117,876	58.4	115,667	49.8

Bandwidth costs. Bandwidth costs consist of the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers and to a less extent, the fees we compensate users of our ZQB and OneThing Cloud devices for the use of their idle uplink capacity. Bandwidth is a significant component of our cost of revenues. We expect our bandwidth costs to increase as we grow our business although we expect such costs would be partly offset by our plan to source an increasing amount of bandwidth from our cloud computing services. For details on our cloud computing services, see “Item 4. Information on the Company — B. Business Overview.”

Cost of inventories sold. Cost of inventories sold mainly consists of the cost associated with the sale of hardware devices including OneThing Cloud, in relation to our cloud computing services.

Cost of live video services. Cost of live video services mainly represents the fees we pay to broadcasters and the talent agencies. We expect such cost to continue to grow along with the growth of our live video services.

Depreciation of servers and other equipment. Depreciation expenses for servers and other equipment that are directly related to our business operations and technical support are included in our cost of revenues. We expect our depreciation expenses to decrease as cloud computing increases our use of cloud servers, which is also consistent with the industry trend.

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

Other costs. Other costs mainly include fast bird service cost, which we pay to telecommunication service providers for accelerating service we provide for our subscribers’ internet access, game sharing costs, which represent the share of online game revenue remitted to developers of exclusive licensed games, and LinkToken redemption cost, which represents the cost we incurred for making products and services available in the LinkToken Mall for holders of LinkTokens to redeem.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) assets impairment loss, net. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Research and development expenses	61,169	43.4	66,947	33.2	76,763	33.1
Sales and marketing expenses	14,601	10.4	19,888	9.8	35,322	15.2
General and administrative expenses	26,010	18.4	36,517	18.1	40,833	17.6
Assets impairment loss, net	—	—	13,556	6.7	6,348	2.7
Total	101,780	72.2	136,908	67.8	159,266	68.6

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Expenditures incurred during the research phase are expensed as incurred. Expenditures incurred for the development of the acceleration products prior to the establishment of technological feasibility are expensed when incurred. We expect our research and development expenses to increase in the short term as we need to retain talents and expand our research and development team to develop new products and update existing products, particularly our cloud computing services, blockchain technology, and our mobile products.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the short term as we expect to invest in brand enhancement efforts and the promotion of our products, particularly as we plan to increase our efforts in promoting our cloud computing services, blockchain services and Mobile Xunlei.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits, professional service fees and other administrative expenses. We expect our general and administrative expenses to increase in the short term as we expect our business to continue to grow.

Assets impairment loss, net. Assets impairment loss, net consists of assets written-offs after impairment and recoverability assessment, net of recovered amount of impaired assets. The assets impairment in 2018 was related to (i) an impairment loss of accounts receivable related to cloud computing business, (ii) an impairment loss of other receivable from an investee company, and (iii) recovered amount of last installment of Xunlei Kankan purchase price.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, there is no withholding tax on dividends paid by us to our shareholders.

China

On March 16, 2007, the NPC promulgated the EIT Law, which was revised on December 29, 2018, adopting a unified EIT rate of 25%. In addition, the EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the “Circular for Implementation of the Transitional Preferential Policies for the Enterprise Income Tax.” Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which were established in the Shenzhen Special Economic Zone before March 16, 2007, was 25% for each of the 2014, 2015, 2016, 2017 and 2018 fiscal years.

On January 29, 2016, relevant PRC governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise, or HNTE status under the EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%. In April 2009, the State Administration for Taxation, or SAT, issued Circular Guoshuihan [2009] No. 203 stipulating that entities qualified for the HNTE status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15% provided under the EIT Law starting from the year when the HNTE certificate becomes effective. In addition, an entity qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the EIT Law and the relevant regulations. Shenzhen Xunlei possesses such HNTE certificate and is qualified to enjoy a preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019. We are currently renewing such HNTE certificate for Shenzhen Xunlei. In addition, Shenzhen Onething and Shenzhen Wangwenhua also obtained the HNTE certificate in October 2017 and August 2017, respectively, and therefore enjoy a preferential income tax rate of 15% for the years ended December 31, 2017, 2018 and 2019. Xunlei Computer also obtained the HNTE certificate in November 2018 and thus entitled to enjoy a preferential income tax rate of 15% for the years ended December 31, 2018, 2019 and 2020.

According to a policy of the State Tax Administration of the PRC, enterprises that engage in research and development activities are entitled to claim 175% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year, or Super Deduction, during the period from January 1, 2018 to December 31, 2020. Shenzhen Xunlei has been claiming this Super Deduction in ascertaining its tax assessable profits.

Shenzhen Xunlei obtained the certificate of National Key Software Enterprise for the year ended December 31, 2017 which entitled Shenzhen Xunlei a preferential tax rate of 10% for fiscal year 2017. Shenzhen Xunlei also hold a HNTE certificate which entitled Shenzhen Xunlei to enjoy an income tax rate of 15% for 2017, 2018 and 2019 fiscal year.

Pursuant to the relevant PRC regulations, Xunlei Computer is entitled to the 2-year Exemption and 3-year 50% Reduction treatment. The first year of profitable operation of Xunlei Computer is 2013. Accordingly, the applicable EIT rates for Xunlei Computer were 12.5%, 12.5% and 12.5% for the years ended December 31, 2015, 2016 and 2017, respectively. The term of 50% reduction treatment expired in 2017. Our other subsidiaries and VIE’s subsidiaries, which were established after January 1, 2008, are subject to EIT at a rate of 25%. Xunlei Computer also obtained the HNTE certificate in November 2018 and thus entitled to enjoy a preferential income tax rate of 15% for the years ended December 31, 2018, 2019 and 2020.

According to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2017 and December 31, 2018, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such WHT is required.

In addition, the current EIT Law treats enterprises established outside the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. If a company is considered as a PRC resident enterprise for tax purposes, it would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income after January 1, 2008. As of December 31, 2018, our company has not accrued for PRC tax on such basis. Our company will continue to monitor its tax status.

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

	For the Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Net revenues
Service revenue	136,442	96.8	169,017	83.7	177,528	76.5
Product revenue	4,543	3.2	32,894	16.3	54,604	23.5
Total revenue, net of rebates and discounts	140,985	100.0	201,911	100.0	232,132	100.0
Business taxes and surcharge	(779)	(0.6)	(1,328)	(0.7)	(1,528)	(0.7)
Total net revenues	140,206	99.4	200,583	99.3	230,604	99.3
Cost of revenues
Service	(75,571)	(53.6)	(96,391)	(47.7)	(84,033)	(36.2)
Product	(4,357)	(3.1)	(21,485)	(10.7)	(31,634)	(13.6)
Total cost of revenues	(79,928)	(56.7)	(117,876)	(58.4)	(115,667)	(49.8)
Gross profit	60,278	42.8	82,707	41.0	114,937	49.5
Operating expenses
Research and development expenses	(61,169)	(43.4)	(66,947)	(33.2)	(76,763)	(33.1)
Sales and marketing expenses	(14,601)	(10.4)	(19,888)	(9.8)	(35,322)	(15.2)
General and administrative expenses	(26,010)	(18.4)	(36,517)	(18.1)	(40,833)	(17.6)
Assets impairment loss, net	—	—	(13,556)	(6.7)	(6,348)	(2.7)
Total operating expenses	(101,780)	(72.2)	(136,908)	(67.8)	(159,266)	(68.6)
Operating loss	(41,502)	(29.4)	(54,201)	(26.8)	(44,329)	(19.1)
Interest income	2,158	1.5	1,967	1.0	1,183	0.5
Interest expense	(239)	(0.2)	(239)	(0.1)	(239)	(0.1)
Other income, net	6,503	4.6	7,880	3.9	2,810	1.2
Share of loss from equity investees	(195)	(0.1)	(1,875)	(0.9)	(307)	(0.1)
Loss from continuing operations before income tax	(33,275)	(23.6)	(46,468)	(23.0)	(40,882)	(17.6)
Income tax benefit	2,469	1.8	2,252	1.1	89	—
Net loss from continuing operations	(30,806)	(21.9)	(44,216)	(21.9)	(40,793)	(17.6)

Discontinued operations:
Income from discontinued operations before income taxes	7,791	5.5	7,538	3.7	1,533	0.7
Income tax expenses	(1,168)	(0.8)	(1,131)	(0.6)	(230)	(0.1)
Net income from discontinued operations	6,623	4.7	6,407	3.2	1,303	0.6

Net loss for the year	(24,183)	(17.2)	(37,809)	(18.7)	(39,490)	(17.0)
Less: Net profit/(loss) attributable to the non-controlling interest	(72)	(0.1)	13	0.0	212	0.1
Net loss attributable to Xunlei Limited	(24,111)	(17.1)	(37,822)	(18.7)	(39,278)	(16.9)

Year ended December 31, 2018 compared with year ended December 31, 2017.

Revenues. Our revenues increased by 15.0% from US$201.9 million in 2017 to US$232.1 million in 2018. The increase was primarily due to an increase in revenues from product sales, live video services, and mobile advertising services.

Service revenue. Our service revenue increased by 5.0% from US$169.0 million in 2017 to US$177.5 million in 2018, primarily due to increases in the revenue generated from our online advertising services and other internet value-added services, partially offset by slight decreases in revenues from subscription services.

Our revenue from subscription services decreased by 3.6% from US$85.0 million in 2017 to US$81.9 million in 2018, primarily due to a decline in the number of subscribers from 2017 to 2018.

Our online advertising revenues increased by 23.6% from US$22.5 million in 2017 to US$27.8 million in 2018, primarily due to higher average advertising fees we charged as we optimized our advertising channels.

Revenues derived from other internet value-added services increased by 10.2% from US$61.6 million in 2017 to US$67.9 million in 2018, primarily due to an increase in revenue from our live video business.

Product revenue. Our product revenue increased by 66.0% from US$32.9 million in 2017 to US$54.6 million in 2018, primarily due to an increase in the sales of OneThing Cloud devices in 2018.

Cost of revenues. Our cost of revenues decreased by 1.9% from US$117.9 million in 2017 to US$115.7 million in 2018, primarily attributable due to a decrease in bandwidth costs.

Bandwidth costs. Our bandwidth costs decreased by 29.7% from US$68.4 million in 2017 to US$48.1 million in 2018, primarily due to the use of crowdsourced bandwidth capacity that we obtained through our cloud computing service.

Cost of inventories sold. Our cost of inventories sold increased by 47.2% from US$21.5 million in 2017 to US$31.6 million in 2018, primarily due to an increase in cost of inventories sold associated with the sale of OneThing Cloud.

Cost of live video. Our cost of live video services increased by 88.1% from US$12.7 million in 2017 to US$23.9 million in 2018, primarily due to an increase in live video costs associated with the growth of our live video service in 2018.

Depreciation of servers and other equipment. Depreciation of servers and other equipment decreased by 34.4% from US$7.6 million in 2017 to US$5.0 million in 2018, primarily because we had a one-off acceleration in the depreciation of servers in an aggregate amount of US$1.3 million in 2017.

Payment handling charges. Our payment handling charges decreased by 37.9% from US$4.9 million in 2017 to US$3.0 million in 2018, primarily because we used more third-party payment service providers that charged lower service fees.

Other costs. These costs increased by 45.1% from US$2.7 million in 2017 to US$4.0 million in 2018, primarily due to the increase in LinkToken redemption cost.

Gross profit. As a result of the above, our gross profit increased by 39.0% from US$82.7 million in 2017 to US$114.9 million in 2018. Gross profit margin increased from 41.0% in 2017 to 49.5% in 2018, primarily due to an increase in the sales of high margin product and a decreased bandwidth costs.

Operating expenses. Our operating expenses increased by 16.3% from US$136.9 million in 2017 to US$159.3 million in 2018, primarily due to (i) our continued development and promotion of cloud computing service and blockchain business, and (ii) an increase in staff compensation expenses.

Research and development expenses. Our research and development expenses increased by 14.7% from US$66.9 million in 2017 to US$76.8 million in 2018, primarily because we hired additional research and development engineers for our cloud computing business and blockchain business.

Sales and marketing expenses. Our sales and marketing expenses increased by 77.6% from US$19.9 million in 2017 to US$35.3 million in 2018, primarily due to an increase in marketing expenses we incurred in promoting our cloud computing and blockchain products and services.

General and administrative expenses. Our general and administrative expenses increased by 11.8% from US$36.5 million in 2017 to US$40.8 million in 2018, primarily due to an increase in employee compensation as a result of an increased employee headcount and a higher average salary.

Assets impairment loss, net. We recorded assets impairment loss of US$13.6 million in 2017 and US$6.3 million in 2018. The balance in 2018 represented receivables that were written-off after impairment and recoverability assessment, net of recovered amount of impaired assets. The balance in 2017 represented the write-offs in relation to Xunlei Kankan, which we disposed of in July 2015 and Kuaipan Personal, with respect to which we performed an impairment assessment due to a change of our product focus.

Interest income. Our interest income decreased by 39.9% from US$2.0 million in 2017 to US$1.2 million in 2018, primarily due to a decrease in the balance of time deposits in our bank account.

Interest expense. Our interest expense remained stable at US$0.2 million in 2017 and US$0.2 million in 2018, which represented interest expenses accrued for long-term payables to certain shareholders resulting from repurchase of shares in 2014.

Other income, net. Our other income decreased by 64.3% from US$7.9 million in 2017 to US$2.8 million in 2018, primarily due to the write-off of long term investments in an amount of approximately US$7.8 million in 2018, partially offset by exchange gains of approximately US$1.2 million.

Income tax benefit. Our income tax benefit decreased from US$2.3 million in 2017 to US$0.1 million in 2018, primarily due to a decrease in deferred tax assets.

Net loss from continuing operations. As a result of the above, our net loss increased from US$44.2 million in 2017 to US$40.8 million in 2018.

Net income from discontinued operations. Net income from discontinued operations was US$6.4 million in 2017 and US$1.3 million in 2018.

Net loss attributable to Xunlei Limited. As a result of the above, we generated a net loss attributable to Xunlei Limited of US$37.8 million and US$39.3 million in 2017 and 2018, respectively.

Year ended December 31, 2017 compared with year ended December 31, 2016.

Revenues. Our revenues increased by 43.2% from US$141.0 million in 2016 to US$201.9 million in 2017. The increase was primarily due to increases in revenues from cloud computing services, product sales, live video and online advertising services.

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

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.6% and 2.1%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical accounting policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. We regularly evaluate these estimates based on historical experiences and on various other assumptions that we believe to be reasonable, the result of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue recognition

Subscription revenues

We operate a VIP subscription program where VIP subscribers can have access to high speed online acceleration services, online streaming and other access privileges. The subscription fee is time-based and is collected up-front from subscribers except in the cases when they elect to pay via their mobile operators. The subscription fee is collected when the subscribers pay for their monthly phone bills. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contracts. The receipt of subscription fees is initially recorded as contract liabilities. We satisfy our various performance obligations by providing services throughout the subscription period and revenue is recognized ratably over the period of subscription as services are rendered. Unrecognized portion fee beyond 12 months from balance sheet date is classified as a long-term liability. We evaluated the principal versus agent criteria and determined that we are the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, we assess whether it maintains the principal relationship with the VIP subscribers, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, fixed phone line and mobile payment channels (“Payment handling charges”) are recorded as the cost of revenues in the same period as the revenue for the subscription fee is recognized.

Advertising revenues

Advertising revenues are derived principally from arrangements where the advertisers pay to place their advertisements on our platform over a particular period of time. It includes multiple performance obligations, primarily for advertisements to be displayed in different spots at different times, placed under different formats including but are not limited to videos, banners, links, logos and buttons. Advertisements on our platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. We enter into advertising contracts with third-party advertising agencies that represent advertisers, as well as directly with advertisers. A typical contract term would range from a few days to three months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within three months.

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

(a)	Transactions with third-party advertising agencies

For contracts entered into with third-party advertising agencies, the third-party advertising agencies will in turn sell the advertising services to advertisers. Revenues are recognized ratably over the contract period of display.

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

(b)	Transactions with third party advertising platforms

We began to cooperate with third party advertising platforms such as Guangdiantong and Baidu since the fourth quarter in 2015. In this business model, advertisers put their content on third party advertising platforms, and platforms will dispatch the advertising content to Xunlei’s platforms by certain analysis systematically. As the third party advertising platforms are viewed as the customers in these transactions, revenue is recognized monthly based on the data publicized on third party platforms and the price charged to these advertising platforms.

(c)	Transactions with advertisers

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

We have estimated and recorded sales rebates provided to the agencies and advertisers of US$15,000, US$440,000 and US$394,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

Live video revenue

We operate live video platform and users can purchase virtual gifts which they can then send to performers in the live streaming platform. The consumption of each virtual gift sold to users is considered as the performance obligation. We do not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue from consumable item is recognized at fair value of the virtual items, as we are the principal in this arrangement, based on actual consumption of virtual items by the paying users. The revenue from time-based item is recognized over the duration of stated period of the item.

Product revenue

We sell hardware devices mainly through online e-commerce platforms and our website. The product revenue is recognized when the device is delivered to the end customers.

Other internet value-added services

(a)	Online game revenues

Online games used to consist of web games, mobile games and PC games. Users play games through our platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. The utilization of the virtual item is considered performance obligation by us and revenue is allocated to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online game.

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

We entered into a legally binding agreement to sell our web game business in December 2017. Web game revenue recognized from discontinued operations was US$15,981,000, US$11,428,000 and US$656,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

(b)	Revenues from traffic referral programs

We enter into contracts with certain third party portals/websites in which we are obliged to redirect online traffic to these third party portals/websites. On a monthly basis, we receive data on the user traffic and the related monthly revenue from these third party portals/ websites. Under these programs, we recognize its share of revenues based on contractual rates applied to user traffic redirected to the advertisements of the third parties.

(c)	Revenues from cloud computing

As part of our cloud computing business, we primarily engage in sale of OneThing Cloud. OneThing Cloud is a personal cloud hardware device. OneThing Cloud allows users to share their idle bandwidth with us, in exchange for LinkTokens. LinkTokens are not convertible into cash but can be redeemed for products and services offered in the LinkToken Mall and exchange for a limited number of other products and services under the terms determined by the corresponding operators. LinkTokens represent an obligation to deliver future services by the operators of the LinkToken Mall and other platforms. The bandwidth shared by the users in exchange for LinkToken is an identifiable benefit, of which we can reasonably estimate its fair value. The benefit that we receive from user’s contribution of bandwidth is independent from OneThing Cloud that we sell to users.

The sales of OneThing Cloud and receipt of excess bandwidth by us are considered separate transactions. Therefore, sales of OneThing Cloud are reported as revenue, while LinkTokens given in exchange for bandwidth are reported as bandwidth cost.

We sell OneThing Cloud primarily through online e-commerce platforms, the performance obligation is satisfied when the item is dispatched to the end customers.

The LinkTokens issued represent an obligation to deliver future services. Therefore, contract liabilities were recognized for all LinkTokens issued. Revenue will be recognized upon redemption of the LinkTokens, the fair value of which is measured by bandwidth costs divided by total number of LinkTokens issued. Breakage is taken into account based on historical experience.

The core business principle of cloud computing is to collect idle uplink capacity from individuals with compensation, and sells to online video streaming platforms. On a monthly basis, we record the bandwidth we deliver and recognizes revenue from these online video streamers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month). The cost of collecting idle bandwidth is recorded as bandwidth costs within cost of revenue upon we receive of idle bandwidth.

Revenue is recognized net of return allowances when the products are delivered and title passes to customers. Return allowances, which reduce net revenues, are estimated based on historical experiences. Product warranties are estimated and recognized at the time we recognize revenue. The warranty period is one year. We accrue warranty liabilities at the time of sale, based on historical and projected incident rates and expected future warranty costs.

Share-based Compensation

We awarded a number of share-based compensation options to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in note 19 to our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018.

We measure share based compensation at the grant date based on the fair value of the award determined using the Black Scholes option pricing model. As we have granted share options and restricted shares with service only condition, we elected to recognize compensation costs net of estimated forfeitures on a straight line basis over the requisite service period, which is generally the same as the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Exchange of Xiaomi Options for Transfer Restrictions

As part of the issuance of the series E preferred shares, Xiaomi Ventures and our founders and two other employees, or the Grantees, agreed that (i) Grantees will have the right to purchase certain number of restricted share units of Xiaomi Corporation with a total subscription consideration of not more than US$20 million at a subscription price per share that reflects the valuation of Xiaomi Corporation being US$10 billion, or Xiaomi Option; and (ii) the Grantees agreed to impose a transfer restriction on 39,934,162 common shares, 3,394,564 unvested restricted share units, and 360,000 vested and unvested share options owned by the Grantees, or the Transfer Restriction. The Transfer Restriction prohibits the Grantees from transferring their shares to another person/party until April 24, 2019 for one of founders or April 24, 2018 for the rest of the Grantees. The Xiaomi Option and the Transfer Restriction are not tied to the Grantees’ future employment with us.

The value of the Transfer Restriction was determined to be significantly greater than the value of Xiaomi Option. In determining the value of the Transfer Restriction, we were assisted by an independent valuation firm, based on data provided by us. The valuation of the Transfer Restriction is estimated to be US$43.3 million. For the valuation of the Xiaomi Option, we were only able to obtain limited financial information from Xiaomi, a private company, to perform a valuation analysis. This information includes high level 2013 revenue data and information of a third party investment transaction that valued the Xiaomi Corporation at US$10 billion in August 2013. Given the lack of financial information, we are unable to determine a more precise estimate of the fair value of the Xiaomi Option on the exchange date. If the fair value of the Xiaomi Option were worth USD43.3 million, the estimated value of the Transfer Restriction, Xiaomi Corporation itself would need to be estimated at a valuation in excess of US$30 billion on March 5, 2014. We do not expect the valuation of the Xiaomi Corporation to increase by 200% from US$10 billion in August 2013 to US$30 billion in March 2014. Hence, no incremental benefit was given to the Grantees and no compensation expense was recognized.

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

Impairment of Long-lived Assets

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

No goodwill impairment losses were recognized for the year ended December 31, 2018 based on the impairment test performed by us.

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in “Certain risk and concentration” in note 26 to our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018. Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by our company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of our company. Non-controlling interests in the results of our company is presented on the face of the consolidated statements of comprehensive income as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of our company.

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

The allowances provided for accounts receivable was US$31,000 as of December 31, 2017 and US$7.7 million as of December 31, 2018.

If we determine that an allowance is needed for a customer, we will discontinue business with them unless they start to resume payment. The accounts receivable is written-off when we cease pursuing collection. Any changes in our estimates may cause our operating results to fluctuate.

Taxation and Uncertain Tax Positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgement and estimates. Based on management’s estimated future taxable income management concluded that it is more likely than not that the net operating losses carried forward can be utilized prior to their respective expiration dates.

We adopted the guidance regarding uncertain tax positions and evaluated our open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in our consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority.

We did not have any significant uncertain tax position and there was no effect on our financial position or results of operations as a result of implementing the new guidance. We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No material interest and penalties were recorded in the year ended December 31, 2018.

Transition from PRC business tax to PRC value-added tax

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. In addition to the product revenues currently subject to VAT at a rate of 16% (17% before May 1, 2018), our advertising revenues, subscription revenue, online game revenue, revenue from cloud computing and live streaming revenue are now subject to VAT at a rate of 6%.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. In regards to legal cost, we recorded such costs as incurred.

Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involve an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we in consultation with our legal counsel and evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

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

We are involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement and securities class actions, as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in our business practices, which could impact our future financial results. We have incurred US$1.7 million, US$9.5 million and US$4.7 million legal and litigation related expenses for the years ended December 31, 2016, 2017 and 2018, respectively.

As of the date of this annual report, we have 46 lawsuits pending against us with an aggregate amount of claimed damages of approximately RMB81.2 million (US$12.31 million) which occurred before December 31, 2018. Among these 46 pending lawsuits, 42 of them were relating to the alleged copyright infringement in the PRC. We have accrued for US$3.8 million litigation related expenses in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2018, which is the most probable and reasonably estimable outcome.

We estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from our legal counsel. We are in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, we do not expect that the outcome of the 46 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility we may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against us in a reporting period for amounts in excess of management’s expectations, our consolidated financial statements for that reporting period could be materially adversely affected.

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.	Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations. As of December 31, 2018, we had US$319.5 million in cash and cash equivalents and short-term investments. As of the same date, we did not have any outstanding bank loans.

In respect of our revenues from customers in the advertising industry, although the general credit term for these customers is 90 days, we typically are willing to accept delayed repayment up to one year from the invoice date given the general practices we have with our customers in the advertising industry. Our practice and collection history may continue to have an impact on our liquidity.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risk Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE’s subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2018, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$144.4 million.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of US$)
Net cash generated from/(used in) operating activities	16,970	(14,216)	(35,608)
Net cash generated from/(used in) investing activities	(158,335)	35,208	(69,357)
Net cash generated from/(used in) from financing activities	(11,041)	2,561	929
Net increase/(decrease) in cash and cash equivalents	(152,406)	23,553	(104,036)
Cash and cash equivalents at the beginning of year	361,777	199,504	233,479
Effect of exchange rates on cash and cash equivalents	(9,867)	10,422	(6,513)
Cash and cash equivalents at end of year	199,504	233,479	122,930

As of December 31, 2018, we had cash or cash equivalents of US$122.9 million in total, including RMB247.3 million (US$36.0 million) and US$32.8 million located within the PRC, of which RMB121.2 million (US$17.7 million) and US$30.0 million was held by our VIE, Shenzhen Xunlei, and its subsidiaries. We also had cash or cash equivalents of RMB50,448 (US$7,351), US$52.6 million, HK$8.5 million (US$1.1 million) and THB14.6 million (US$0.5 million) located outside of the PRC as of December 31, 2018.

Operating activities

Net cash used in operating activities amounted to US$35.6 million in 2018, which was primarily attributable to a net loss of US$39.5 million, adjusted for certain non-cash expenses consisting principally of depreciation of property and equipment of US$5.6 million, allowance for doubtful accounts of US$7.7 million, share-based compensation of US$5.3 million, impairment of long-term investments of US$7.8 million, and a net change in working capital. The net change in working capital was primarily due to a decrease in accounts receivable of US$13.3 million, which was the settlement from customers before the year ended December 31, 2018, a decrease in accounts payable of US$27.7 million which was in line with the decrease in bandwidth cost, and an increase in inventories of US$10.2 million which was in line with the increase in product sales.

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

Investing activities

Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, purchases of intangibles assets, acquisition of long-term investments, payments to purchase short-term investments such as treasury products, and acquisition of constructions in progress, which represents the construction cost in connection with our construction of Xunlei headquarters building.

Net cash used in investing activities amounted to US$69.4 million in 2018, primarily attributable to proceeds from disposal of short-term investments US$223.7 million, which was partially offset by purchase of short-term investments of US$287.6 million.

Net cash generated from investing activities amounted to US$35.2 million in 2017, primarily attributable to proceeds from disposal of short-term investments of US$291.6 million, partially offset by purchase of short-term investments of US$244.8 million.

Net cash used in investing activities amounted to US$158.3 million in 2016, primarily attributable to purchase of short-term investments of US$209.0 million, acquisition of long-term investments of US$33.2 million, acquisition of property and equipment of US$13.8 million, partially offset by proceeds from sales and maturity of short-term investments, which amounted to US$94.1 million.

Financing activities

Net cash generated from financing activities amounted to US$0.9 million in 2018, mainly represented the proceeds from government grant received.

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

Capital expenditures

We made capital expenditures of US$13.8 million, US$8.9 million and US$4.1 million in 2018 in the years ended December 31, 2016, 2017 and 2018, respectively. In the past, our capital expenditures were primarily used to purchase servers or other equipment for our business and pay for construction in progress. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2018, we had a team of 673 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

Our research and development team is divided, according to focus areas, into core research and development, platform product engineering and business product engineering. The table below provides an outline of what each focus area entails:

Teams	Areas of focus
Core research and development	Primarily focuses on the development of our basic technologies to ensure that we use the most advanced transmission techniques to maintain our competitive advantage.
Platform Product Engineering	Primarily focuses on continuous development of our resource discovery/distributed file locating and bandwidth crowdsourcing technologies to maintain the competitive advantages of our key products such as Xunlei Accelerator and our cloud computing services.
Business Product Engineering	Primarily focuses on diversifying and refining our service regarding Xunlei acceleration, live video as well as online advertising business.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	13,391	6,231	7,160	—	—
Bandwidth lease obligations	9,061	8,695	366	—	—
Capital obligations	23,169	13,259	9,910	—	—
Total	45,621	28,185	17,436	—	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases expire on different dates.

As of December 31, 2018, we had unconditional purchase obligations for switchboard, servers, office software and construction in process that had not been recognized in the amount of US$23.2 million.

G.	Safe Harbor

See “Forward-Looking Information.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chuan Wang	49	Chairman
Sean Shenglong Zou	47	Co-Founder and Director
Hao Cheng	43	Co-Founder and Director
Lei Chen	46	Director and Chief Executive Officer
Qin Liu	46	Director
Feng Hong	42	Director
Tao Zou	44	Director
Jenny Wenjie Wu	44	Independent Director
Ya Li	49	Independent Director
Naijiang (Eric) Zhou	56	Chief Financial Officer

Mr. Chuan Wang has been serving as a director of our company since March 2014 and the chairman of the board of our company since December 2017. Mr. Wang is a co-founder of Xiaomi Corporation (HKSE: 1810) and has been serving as a senior vice president since 2012. Mr. Wang has also been serving as the president of Xiaomi China since December 2018. Mr. Wang is also a co-founder of Beijing Duokan Technology Co., Ltd. and has been serving as the chief executive officer since its inception of business in 2010. Mr. Wang currently also serves as a director of IQIYI Inc. (NASDAQ: IQ) and an independent non-executive director of Zhejiang Huace Film and TV Co., Ltd. (Shenzhen Stock Exchange: 300133). Between 2005 and 2011, Mr. Wang was the general manager of Beijing Thunder Stone Century Technology Co., Ltd. Prior to that, Mr. Wang was the general manager of Beijing Thunder Stone Digital Technology Co., Ltd. since 1997. Mr. Wang received his bachelor’s degree in computer science and engineering from Beijing University of Technology in China in July 1993.

Mr. Sean Shenglong Zou is one of our co-founders and served as our chief executive officer from our inception in February 2005 to July 2017 and chairman of the board from our inception in February 2005 to December 2017. Mr. Zou currently serves as a director of our company. Mr. Zou is an expert in distributed computing. Mr. Zou pioneered the theory of content-based multimedia indexing technology and resource discovery network that provides time-saving online experience for internet users and has led our company to revolutionize traditional internet acceleration by the technology and network. Mr. Zou received a master’s degree in computer science from Duke University in the United States in 1998 and a bachelor’s degree in computer science from University of Wisconsin-Madison in 1997.

Mr. Hao Cheng is our co-founder and has been serving as a director of our company since our inception in February 2005. Mr. Hao Cheng currently also holds management positions in several of our subsidiaries. Mr. Cheng has worked at Invison Ventures since January 2016. Prior to January 2016, Mr. Cheng served various management positions in several of our subsidiaries. For example, Mr. Cheng served as an executive director and the general manager of Xunlei Games Development (Shenzhen) Co. Ltd. from February 2010 to January 2016. Prior to joining us, Mr. Cheng managed the products, services, marketing and sales of the corporate search team at Baidu, Inc. Mr. Cheng received a master’s degree in computer science from Duke University in the U.S. in 1999 and a bachelor’s degree in mathematics from Nankai University in China in 1997.

Mr. Lei Chen has been our chief executive officer and a director of the board since July 2017. Mr. Chen served as our co-chief executive officer from November 2015 to July 2017 and our chief technology officer from November 2014 to November 2015. Prior to joining us, Mr. Chen was the chief executive officer of Tencent Cloud Computing (Beijing) Ltd., a wholly owned subsidiary of Tencent Holdings Limited, or Tencent, where he spearheaded Tencent’s cloud computing, open platform and social advertisement efforts. Mr. Chen joined Tencent in 2010. Before becoming the chief executive officer of Tencent Cloud Computing (Beijing) Ltd., he served as the manager of Tencent’s cloud platform division and a deputy general manager of its open platform and social advertising platform divisions. Mr. Chen also worked at Google and Microsoft before joining Tencent, creating data storage and e-commerce applications. Mr. Chen holds a bachelor of science degree in computer science and technology from Tsinghua University, and a master’s degree in computer science from the University of Texas at Austin.

Mr. Qin Liu has been a director of our company since September 2005. Mr. Liu co-founded Morningside Venture Capital Limited in June 2007 and has been serving as a managing director of Morningside Venture Capital Limited since then. Mr. Liu has also been serving as a director of YY Inc., a Nasdaq-listed company (NASDAQ: YY) since June 2008, a director of Xiaomi Corporation (HKSE: 1810) since May 2010, and a director of several non-public portfolio companies of Morningside Venture Capital Limited. Before co-founding Morningside Venture Capital Limited, Mr. Liu served various roles including as a business development director for investment at Morningside IT Management Services (Shanghai) Co. Ltd. from July 2000 to November 2008. Mr. Liu received a master’s degree in business administration, or MBA, from China Europe International Business School in 1999 and a bachelor’s degree in electrical engineering from Beijing Science & Technology University in 1993.

Mr. Feng Hong has been a director of our company since April 2014. Mr. Hong is a co-founder and a senior vice president of Xiaomi Corporation (HKSE: 1810). Mr. Hong has also been serving as the chairman of the board of directors and the chief executive officer of Xiaomi Finance Group since 2018. From 2006 to 2010, Mr. Hong held various product and engineering management positions at Google. From 2001 to 2005, Mr. Hong worked at Siebel as a software engineer. Mr. Hong received his master's degree in computer science from Purdue University in 2001 and his bachelor's degree in computer science and engineering from Shanghai Jiao Tong University in China in 1999.

Mr. Tao Zou has been our director since December 1, 2016. Mr. Zou currently serves as an executive director and the chief executive officer of Kingsoft Corporation Limited, or Kingsoft, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Mr. Zou also serves as a director of certain subsidiaries of the Kingsoft Group, such as Cheetah Mobile Inc. (NYSE: CMCM), 21 Vianet Group, Inc. (NASDAQ: VNET), Kingsoft Cloud Holdings Limited and Kingsoft Office Software Holdings Limited. Mr. Zou has been served as the director and chief executive officer of Seasun Holdings Limited until January 2018. Mr. Zou received his bachelor’s degree from Nankai University in Tianjin in 1997.

Ms. Jenny Wenjie Wu has been serving as our independent director since June 2014. Ms. Wu has also been serving as an independent non-executive director of Kingsoft Corporation Limited since March 2013 and the chief investment officer of New Hope Group since November 2018. Prior to joining New Hope Group, Ms. Wu was a founding and managing partner of Baidu Capital from November 2016 to November 2018. From December 2011 to November 2016, Ms. Wu successively served as the deputy chief financial officer, the chief financial officer, and the chief strategy officer at Ctrip.com International, Ltd. (NASDAQ: CTRP). Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings (International) Company Limited, a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, and a master’s degree and a bachelor’s degree in economics from Nankai University, China. Ms. Wu is a Chartered Financial Analyst (CFA) since 2004.

Mr. Ya Li has been serving as our independent director since March 2017. Mr. Li currently is also a visiting research fellow and master’s supervisor at Beijing University. From February 2015 to January 2019, Mr. Li served as the chief executive officer of Yidian Zixun. From May 2006 to September 2017, Mr. Li served successively as the chief operating officer, the chief financial officer, the president, and a director of Phoenix New Media (NYSE: FENG). From 2004 to 2006, Mr. Li served as the chief operating officer and the chief financial officer of Techedge Inc. From 2002 to 2006, Mr. Li served as the president of China Quantum Communications Inc. Mr. Li also served as directors for U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs from 1996 to 2005. Mr. Li holds an Executive MBA degree from the Wharton School at the University of Pennsylvania, a master degree in Computer Science from Temple University, and a bachelor degree in Control Systems Engineering from the University of Science & Technology of China.

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

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately US$1.2 million in cash to our executive officers, and we paid approximately US$0.1 million in cash compensation to two non-executive directors. In addition, we paid approximately US$0.2 million in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan, see “—Share Incentive Plans.” For restricted share grants outside the share incentive plan, see “—Share Incentive Plans.”

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

2010 Plan

Under the 2010 Plan and the seventh amended and restated shareholders’ agreement dated as of April 24, 2014, the maximum number of shares in respect of which options, restricted shares, or restricted share units that may be granted is 26,822,828 shares. As of March 31, 2019, options to purchase an aggregate number of 10,978,050 common shares had been granted and outstanding to certain executive officers and other employees under the 2010 Plan, and 10,000 common shares underlying those options had been issued and outstanding. As of March 31, 2019, 7,788,315 restricted shares (excluding those forfeited) had been granted to certain executive officers and other employees under the 2010 Plan.

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

2013 Plan

Under the 2013 Plan, the maximum number of share awards that may be granted is 9,073,732 restricted shares, which have been issued to Leading Advice Holdings Limited, or Leading Advice, for the purposes of administrating the awards according to the 2013 Plan. As of March 31, 2019, 7,071,370 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan.

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

2014 Plan

Under the 2014 Plan, the maximum number of share awards that may be granted is 14,195,412 restricted shares, which are currently registered under the name of Leading Advice Holdings Limited for the purposes of administrating the awards according to the 2014 Plan. As of March 31, 2019, 9,341,350 restricted shares (excluding those forfeited) had been granted to certain executive officers and other employees under the 2014 Plan.

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

The following table summarizes, as of March 31, 2019, the outstanding options and restricted shares granted to our executive officers, directors, and other individuals as a group under our share incentive plans.

Name	Number of restricted share units or options to purchase common shares awarded (1)	Exercise price (US$/share)	Date of grant	Date of expiration
Lei Chen	*	—	June 25, 2016	—
	*	—	November 3, 2014	—
Naijiang (Eric) Zhou	*	—	March 1, 2018	—
Jenny Wenjie Wu	*	—	June 23, 2014	—
	*	—	April 13, 2018	—
Ya Li	*	—	March 7, 2017	—
	*	—	April 13, 2018	—
Other grantees as a group	6,319,355	†	†	†
Total	8,815,355

(1)	Only restricted shares were granted to our directors and officers. For other grantees, the awards we granted consist of restricted shares and options. The numbers in this column do not include the common shares issued to grantees upon exercise of vested options and the vesting of restricted shares.

*	Less than one percent of our total outstanding share capital.

†	As of March 31, 2019, the outstanding options held by other grantees as a group had an exercise price of US$3.97. The options and restricted share units were granted on various dates from March 1, 2014 through March 1, 2019. Each option will expire after seven or eight years from the date of grant.

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

Compensation committee

Our compensation committee consists of Ms. Jenny Wenjie Wu, Mr. Ya Li and Mr. Chuan Wang, and is chaired by Mr. Chuan Wang. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our two most senior executives and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the two most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

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

Terms of Directors and Executive Officers

Our directors may be elected by an ordinary resolution of our shareholders, or by the affirmative vote of a simple majority of our directors (which should include one non-independent director) present and voting at a meeting of our board of directors, and shall hold office until the expiration of his term and until his successor has been elected and qualified, or until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically (i) if a simple majority of all directors determine at a duly called and constituted board meeting that such director has been guilty of actual fraud or willful neglect in performing his duties as a director, or (ii) if a director is notified of, and fails to attend, an aggregate of three duly called and constituted board meetings within any 365-day period. In addition, the office of a director will be vacated if such director (a) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (b) is found to be or becomes of unsound mind, or (c) resigns his office by notice in writing to us.

D.	Employees

As of December 31, 2018, we had 1,165 employees, including 118 in general administration, 936 in research and development and 111 in sales and marketing. We group our employees into three categories—research and development, sales and marketing and general administration. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2019 held by:

•	each of our current directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 337,190,726 total outstanding common shares as of March 31, 2019, excluding (i) 9,519,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 22,167,335 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by us under our 2015 and 2016 repurchase programs but not yet cancelled.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%†
Directors and executive officers**:
Chuan Wang	—	—
Sean Shenglong Zou(1)	29,802,106	8.8%
Hao Cheng	*	*
Lei Chen	*	*
Qin Liu(2)	4,166,667	1.2%
Feng Hong	—	—
Tao Zou	—	—
Jenny Wenjie Wu	*	*
Ya Li	*	*
Naijiang (Eric) Zhou	*	*
All directors and executive officers as group	39,369,735	11.7%

Principal shareholders:
Xiaomi Ventures Limited(3)	93,653,572	27.8%
King Venture Holdings Limited(4)	37,500,000	11.1%
Vantage Point Global Limited(5)	17,802,106	5.3%

Notes:

*	Less than 1% of the total outstanding common shares.

**	The business address of Messrs Sean Shenglong Zou, Lei Chen, and Naijiang (Eric) Zhou is 20-23/F, Block B, Building #12, 18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Wang is Building C3, Qinghe ShunShiJiaYe Technology Park, No. 66 Zhufang Road, Haidian District, Beijing, China. The business address of Hao Cheng is CITIC Mangrove Bay 10A-1402. The business address of Mr. Hong is Rainbow City Building, 68 Qinghe Middle Street, Haidian District, Beijing, China. The business address of Mr. Zou is Kingsoft Tower, No. 33 Xiaoying West Road, Haidian District, Beijing, China. The business address of Ms. Wu is Block B F-11, Wangjing SOHO-T3, No.1 Futongdong Street, Chaoyang District, Beijing, 100102, China. The business address of Mr. Li is XinChengGuoJi Building #14-1601, No. 6 ChaoWai Street, Chaoyang District, Beijing 100020, China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2019, by the sum of (i) the total number of common shares, 337,190,726, and (ii) the number of common shares underlying share options, restricted shares, and warrants held by such person or group that are exercisable within 60 days of March 31, 2019.

(1)	Represents (i) 16,499,681 common shares and 260,485 ADSs, representing 1,302,425 common shares, directly held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Zou through a family trust, and (ii) 12,000,000 common shares held by Eagle Spirit LLC, a Delaware limited liability company, which is wholly owned by a United States irrevocable trust with Mr. Zou as the settler, and Mr. Zou is the sole director of Eagle Spirit LLC.

(2)	Represents (i) 3,796,296 common shares held by Morningside China TMT Special Opportunity Fund, L.P. and (ii) 370,371 common shares held by Morningside China TMT Fund III Co-Investment, L.P. Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-Investment, L.P. are controlled by Morningside China TMT GP III, L.P., their general partner. Morningside China TMT GP III, L.P. is in turn controlled by TMT General Partner Ltd., its general partner. Mr. Liu is one of the directors of TMT General Partner Ltd. The business address of Mr. Liu is Suite 905-6, 9/F, ICBC Tower, Three Garden Road, Hong Kong.

(3)	Represents 93,653,572 common shares held by Xiaomi Ventures Limited. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands. The business address of Xiaomi Ventures Limited is 68 Qinghe Middle Street WuCaiCheng Office Building, 12th Floor, Haidian District, Beijing, People’s Republic of China.

(4)	Represents 37,500,000 common shares held by King Venture Holdings Limited. King Venture Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands, and is wholly owned by Kingsoft Corporation Limited, a Cayman Islands company with its shares listed on the Hong Kong Stock Exchange (Stock Code: 3888). The business address of King Venture Holdings Limited is Kingsoft Tower, No. 33 Xiaoying West Road, Haidian District, Beijing, China.

(5)	Represents (i) 16,499,681 common shares, and (ii) 260,485 ADSs, representing 1,302,425 common shares, directly held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust. The registered address of Vantage Point Global Limited is P.O. Box 438, Palm Grove House, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2019, 201,902,354 of our outstanding common shares are held by three record holders in the United States including 189,902,350 common shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of our common shares held by The Bank of New York Mellon include 22,167,335 common shares that consist of (i) issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) repurchased by the company in 2015, 2016 and 2017. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

We are not obligated to effect a Form F-3 registration, among other things, if (i) we have already effected a registration under the Securities Act within the six months period preceding the date of such request, other than a registration from which the registrable securities of the holders have been excluded, or (ii) the dollar amount of securities to be sold is of an aggregate price to the public of less than US$1.0 million. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

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

Advances extended to certain directors

We extended advances amounting to RMB60,000 to Mr. Shenglong Zou and RMB40,000 to Mr. Chuan Wang in 2014. These advances were used for general business purposes, to set up certain companies in the PRC which we plan to use to conduct a part of our business and consolidate into the financial statements of our company in the future. As of the December 31, 2018, the advances to Mr. Shenglong Zou and Mr. Chuan Wang remain outstanding.

Game sharing arrangement with Zhuhai Qianyou Technology, Co., Ltd.

In November 2011, we obtained an exclusive game operation right from Zhuhai Qianyou Technology, Co., Ltd., or Zhuhai Qianyou, our equity investee, which is specialized in developing online games. According to the agreement in relation to such game operation right that we entered into with Zhuhai Qianyou, we need to share revenues derived by the licensed games with Zhuhai Qianyou. Game sharing cost paid and payable to Zhuhai Qianyou was approximately US$154,000 in 2016, US$84,000 in 2017, and US$9,000 in 2018. As of December 31, 2016, 2017 and 2018, the amount of unpaid and outstanding game sharing cost we owed to Zhuhai Qianyou was approximately US$45,000, US$10,000 and US$2,000, respectively.

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

As of December 31, 2018, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was RMB45.3 million (US$6.9 million).

Transactions with Xiaomi

In December 2013, we entered into a Cooperation Framework Agreement with Millet Communication Technology Co., Ltd., or Millet Communication, a company controlled by one of our shareholders, Xiaomi Ventures Limited. Parties would enter into separate agreements to carry detailed cooperation.

Xunlei Accelerator Mobile Pre-installing Services Agreement. In 2014, we entered into a Xunlei Accelerator Mobile Pre-installing Services Agreement, or the Pre-installing Services Agreement, with Beijing Xiaomi Mobile Software Co., Ltd., or Beijing Xiaomi, a company controlled by one of our shareholders, Xiaomi Ventures Limited. Through such cooperation, Xiaomi phones would be pre-installed with our mobile acceleration applications and Xiaomi phone users would have access to our acceleration services. We provided such pre-installing service at no charge which was consistent with our pre-installing agreements with other unrelated parties. The Pre-installing Services Agreement had a term of one year, which is renewed on a yearly basis. Parties renewed such agreement in 2015 and 2016. In 2017, we entered into a supplemental agreement of the Pre-installing Services Agreement, or the Supplemental Agreement, with another Xiaomi group company, Guangzhou Millet Information Service Co., Ltd., or Guangzhou Millet. Pursuant to the Supplemental Agreement, Guangzhou Millet replaced Beijing Xiaomi under the Pre-installing Services Agreement. Parties further agreed in the Supplemental Agreement that Guangzhou Millet will share with us a portion of the revenue generated from the advertising services offered by Guangzhou Millet through Xunlei Accelerator that we pre-installed in Xiaomi’s mobile phones as compensation for technology solution services we provided to Guangzhou Millet. The Supplemental Agreement had a term of two years from mid-June 2017 to mid-June 2019. In 2018, we recognized a revenue of US$3.9 million from Guangzhou Millet. As of December 31, 2018, there was no outstanding revenue from Guangzhou Millet.

Cloud Computing Service Agreement. We entered into an agreement with Millet Communication in 2015 and with Beijing Xiaomi in 2017, respectively, to provide cloud computing services at the market price based on the actual usage. Both Millet Communication and Beijing Xiaomi are companies controlled by one of our shareholders, Xiaomi Ventures Limited. In 2018, our total cloud computing revenue was nil from Millet Communication and US$4.3 million from Beijing Xiaomi. As of December 31, 2018, the amount of outstanding cloud computing revenue was US$0.8 million from Beijing Xiaomi.

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

We were subject to a number of lawsuits in China for alleged copyright infringements over the years, a number of which are still outstanding as of the date of this annual report. In addition, two putative shareholder class action lawsuits have been filed in the United States District Court for the Southern District of New York against our company and certain current and former officers and directors of our company: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No. 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs allege that certain statements regarding OneCoin in the company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (PAC) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. We filed a motion to dismiss the amended compliant on August 3, 2018. As of October 31, 2018, the motion was fully briefed.

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

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ Global Select Market since June 24, 2014 under the symbol “XNET.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issues

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

United States Federal Income Tax Considerations

The following discussion is a summary of the United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, banks, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, cooperatives, pension plans, U.S. expatriates, persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, holders required to accelerate the recognition of any item of gross income with respect to our ADSs or common shares as a result of such income being recognized on an applicable financial statement or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, except to the extent described below, this discussion does not discuss any state, local, alternative minimum tax, non-United States tax, non-income tax (such as gift or estate tax), or the Medicare tax considerations. U.S. Holders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or common shares.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2018, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2019 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Dividends

Subject to the discussion below under “Passive foreign investment company rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on the NASDAQ Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the NASDAQ Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2018, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2019. Each non-corporate U.S. Holder is advised to consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares and ADSs. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2018, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2019. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

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

As of December 31, 2018, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB347.9 million, HKD-denominated cash and cash equivalents, restricted cash and short-term investments of HKD8.5 million, THB-denominated cash and cash equivalents, restricted cash and short-term investments of THB14.6 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$267.2 million. Assuming we had converted RMB347.9 million into U.S. dollars at the exchange rate of RMB6.8632 for US$1.00 on December 28, 2018 released by the State Administration of Foreign Exchange of the PRC, our U.S. dollar cash balance would have had a US$50.7 million increase. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have had a US$45.6 million increase instead. Assuming we had converted US$267.2 million into RMB at the exchange rate of RMB6.8632 for US$1.00 on December 28, 2018 released by the State Administration of Foreign Exchange of the PRC, our RMB cash balance would have had a RMB1.8 billion increase. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have had a RMB2.0 billion increase instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. In 2018, we received approximately US$0.49 million (after withholding tax) from the depositary.

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

After deducting the total expenses, we received net proceeds of approximately US$90.4 million from our initial public offering. As of December 31, 2015, all of the net proceeds received from our initial public offering had been used for the following purposes:

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). One material weakness, one significant deficiency and other control deficiencies in internal control over financial reporting had been identified as of December 31, 2014, and 2015. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements. We have been taking measures to remediate such material weakness. As of December 31, 2018, such material weakness had been remediated due to the measures we have taken. See “—Changes in Internal Control over Financial Reporting” for more information. As a result of the measures we have taken, our management has concluded that we maintain an effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s independent registered public accounting firm because the company qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2018.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness, one significant deficiency and other control deficiencies in our internal control over financial reporting as of December 31, 2014 and December 31, 2015, which had been remediated as of December 31, 2018. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified was related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and lack of related implementation controls.

To remediate our identified material weakness, significant deficiency and some of other control deficiencies in connection with preparation of our consolidated financial statements, we have adopted a number of measures to improve our internal control over financial reporting. For example, we hired a chief financial officer and a senior financial officer, each of whom has a solid understanding of and extensive work experience involving U.S. GAAP and SEC financial reporting. We engaged an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls. In 2018, we implemented a staff learning and development policy and an ongoing training program for our accounting and finance staff to provide them with a regular and systematic U.S. GAAP training and knowledge sharing. We amended our accounting manual to include U.S. GAAP and SEC financial reporting requirements and also implemented a regular review process to ensure timely catch up with the new accounting pronouncements as well as the reporting requirements under SEC rules. We also updated and improved our financial reporting process and controls with the advice and assistance from the external consulting firm, including updated our existing process and controls, implemented certain key controls over financial reporting and enhanced the documentations of our process and controls. As such remedial measures had been fully implemented in 2018, our management concluded that the material weakness and significant deficiency had been remediated as of December 31, 2018.

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

	2016		2017		2018
	(in US$)
Audit fees(1)	US$	761,535	US$	758,028	US$	754,903
Audit-related fees(2)	US$	—	US$	—	US$	—
All other fees(3)	US$	—	US$	—	US$	—

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal auditors in connection with our initial public offering in 2014, other than the underlying audit and review of financial statements.

(3)	“All other fees” means the aggregate fees for services rendered other than services reported under “Audit fees” and “Audit-related fees” provided by our principal auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditors, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2018.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

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

Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The practices of our home country, the Cayman Islands, do not require us to hold annual shareholders meetings every year. We have elected to adopt this practice and did not hold an annual meeting of shareholders for fiscal year 2018. We may, however, hold annual shareholders meeting in the future.

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

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Eighth amended and restated memorandum and seventh amended and restated articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)
2.3	Deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated June 23, 2014 (incorporated by reference to Exhibit 4.3 to the Registrant’s registration statement on Form F-1, as amended (File No. 333-196221), filed with the Securities and Exchange Commission on June 12, 2014)
4.1	Seventh amended and restated shareholders agreement among the Registrant and its subsidiaries, Shenzhen Xunlei Networking Technologies Co., Ltd. and its subsidiaries, shareholders of the Registrant and other parties thereto, dated April 24, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.2	Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of February 13, 2014 (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.3	Warrant issued by the Registrant to Xiaomi Ventures Limited dated as of March 5, 2014 (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.4	Warrant issued by the Registrant to Skyline Global Company Holdings Limited, dated as of March 5, 2014 (incorporated by reference to Exhibit 4.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.5	Supplemental agreement to Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of March 20, 2014 (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.6	Series E preferred share purchase agreement, among the Registrant, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and IDG Technology Venture Investment V, L.P., dated as of April 3, 2014 (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.7	2010 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.8	2013 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.9	2014 share incentive plan (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.10	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan of the Registrant, dated March 20, 2014 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.11	Letter agreement signed by Leading Advice Holdings Limited in relation to 2014 share incentive plan of the Registrant, dated May 5, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.12	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan and 2014 share incentive plan of the Registrant, dated May 19, 2014 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.13	Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.14	Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.15	English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)
4.16	English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.17	English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.18	English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.19	English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.20	English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.21	English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.22	English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.23	English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.24	English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.25	English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.26	English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.27	English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.28	English translation of equity interests disposal agreement between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated November 15, 2006, as amended on May 10, 2011 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)
4.29	English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated December 24, 2013 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.30	Content protection agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd. and other parties thereto dated May 22, 2014 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.31	English summary of Assets and Business Transfer Agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Science and Technology Co., Ltd. and Beijing Kingsoft Cloud Science and Technology Co., Ltd. dated September 2, 2014 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2015)
4.32	English translation of the Equity Transfer Agreement dated as of May 13, 2015 by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 21, 2016)
4.33	English translation of the Business and Assets Transfer Agreement dated as of May 14, 2015 by and among Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 21, 2016)

4.34*	English summary of General Contract for the Construction of Xunlei Building dated April 24, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Construction Second Engineering Bureau Ltd.
4.35*	English translation of the Financing Agreement dated January 2, 2019 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. Shenzhen Branch
4.36*	English translation of the Maximum Mortgage Contract dated January 2, 2019 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. Shenzhen Branch
4.37*	English translation of the Irrevocable Letter of Guarantee of Maximum Amount dated March 15, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch
4.38*	English translation of the Credit Agreement dated March 15, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch
8.1*	List of principal subsidiaries and variable interest entity of the Registrant
11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the Securities and Exchange Commission on June 12, 2014)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of King & Wood Mallesons
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Chuan Wang
	Name:	Chuan Wang
	Title:	Chairman of the Board

Date: April 29, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Xunlei Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xunlei Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 29, 2019

We have served as the Company's auditor since 2014.

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	As at December 31, 2017	As at December 31, 2018
Assets
Current assets:
Cash and cash equivalents	4	233,479	122,930
Short-term investments	5	138,915	196,538
Accounts receivable, net	6	40,632	19,391
Inventories	10	3,879	12,667
Due from related parties	21	6,986	1,137
Prepayments and other current assets	7	6,866	10,236
Held-for-sale assets	3(b)	26	—
Total current assets		430,783	362,899

Non-current assets:
Long-term investments	11	42,741	33,638
Deferred tax assets	22	6,072	5,690
Property and equipment, net	8	24,685	21,903
Intangible assets, net	9	5,511	9,991
Goodwill	2(l)	21,760	20,717
Other long-term prepayments and receivables	7	1,885	593
Total assets		533,437	455,431

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and its subsidiaries without recourse to the Company of USD 68,469 and USD 48,276 as of December 31, 2017 and 2018, respectively)		49,819	22,629
Due to related parties (including due to related parties of the consolidated VIE and its subsidiaries without recourse to the Company of USD 10 and USD 298 as of December 31, 2017 and 2018, respectively)	21	10	5,234
Contract liabilities and deferred income, current portion (including contract liabilities and deferred income, current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 27,738 and USD 29,794 as of December 31, 2017 and 2018, respectively)	12	28,046	30,295
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of USD 3,128 and USD 2,437 as of December 31, 2017 and 2018, respectively)		3,128	2,503
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIE and its subsidiaries without recourse to the Company of USD 132,322 and USD 158,288 as of December 31, 2017 and 2018, respectively)	13	59,871	44,065
Held-for-sale liabilities	3(b),14	822	3,309
Total current liabilities		141,696	108,035

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	As at December 31, 2017	As at December 31, 2018
Non-current liabilities:
Contract liabilities and deferred income, non-current portion (including contract liabilities and deferred income, non-current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 2,934 and USD 1,850 as of December 31, 2017 and 2018, respectively)	12	3,242	1,850
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of USD nil and USD 1,366 as of December 31, 2017 and 2018, respectively)	22	—	1,366
Due to related parties, non-current portion	21	4,737	—
Other long-term payable		925	—
Total liabilities		150,600	111,251
Commitments and contingencies	25
Equity
Common shares ( USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 333,643,560 shares outstanding as of December 31, 2017; 368,877,209 shares issued and 336,522,780 shares outstanding as of December 31, 2018)	16	83	84
Additional paid-in-capital		461,330	466,624
Accumulated other comprehensive loss		(7,031)	(12,748)
Statutory reserves		5,132	5,132
Treasury shares (35,233,649 shares and 32,354,429 shares as of December 31, 2017 and 2018, respectively)		9	8
Accumulated deficits		(74,526)	(113,804)
Total Xunlei Limited’s shareholders’ equity		384,997	345,296
Non-controlling interests	18	(2,160)	(1,116)
Total liabilities and shareholders’ equity		533,437	455,431

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive Loss

(Amounts expressed in thousands of USD, except for number of shares and per share		Years ended December 31,
data)	Note	2016	2017	2018
Net revenues
Service revenue		136,442	169,017	177,528
Product revenue		4,543	32,894	54,604
Total revenues, net of rebates and discounts	2(q)	140,985	201,911	232,132
Business taxes and surcharges		(779)	(1,328)	(1,528)
Net revenues		140,206	200,583	230,604
Cost of revenues
Service	15	(75,571)	(96,391)	(84,033)
Product	15	(4,357)	(21,485)	(31,634)
Total cost of revenues		(79,928)	(117,876)	(115,667)
Gross profit		60,278	82,707	114,937
Operating expenses
Research and development expenses		(61,169)	(66,947)	(76,763)
Sales and marketing expenses		(14,601)	(19,888)	(35,322)
General and administrative expenses		(26,010)	(36,517)	(40,833)
Assets impairment loss, net		—	(13,556)	(6,348)
Total operating expenses		(101,780)	(136,908)	(159,266)
Operating loss		(41,502)	(54,201)	(44,329)
Interest income		2,158	1,967	1,183
Interest expense		(239)	(239)	(239)
Other income, net	24	6,503	7,880	2,810
Share of loss from equity investees		(195)	(1,875)	(307)
Loss from continuing operations before income tax		(33,275)	(46,468)	(40,882)
Income tax benefit	22	2,469	2,252	89
Net loss from continuing operations		(30,806)	(44,216)	(40,793)
Discontinued operations	3
Income from discontinued operations before income taxes		7,791	7,538	1,533
Income tax expenses		(1,168)	(1,131)	(230)
Net profit from discontinued operations		6,623	6,407	1,303
Net loss for the year		(24,183)	(37,809)	(39,490)
Less: net (loss)/profit attributable to the non-controlling interest		(72)	13	(212)
Net loss attributable to Xunlei Limited		(24,111)	(37,822)	(39,278)

Xunlei Limited
Consolidated Statements of Comprehensive Loss (Continued)

(Amounts expressed in thousands of USD, except for number of shares and per share		Years ended December 31,
data)	Note	2016	2017	2018

Net loss for the year		(24,183)	(37,809)	(39,490)
Other comprehensive (loss)/income: Currency translation adjustments, net of tax		(9,325)	6,413	(5,539)
Comprehensive loss		(33,508)	(31,396)	(45,029)
Less: comprehensive (loss)/income attributable to non-controlling interest		80	(172)	(34)
Comprehensive loss attributable to Xunlei Limited		(33,588)	(31,224)	(44,995)

Earnings/(loss) per share for common shares, basic
Continuing operations	20	(0.09)	(0.13)	(0.12)
Discontinued operations	20	0.02	0.02	0.00
Total loss per share for common shares, basic		(0.07)	(0.11)	(0.12)

Earnings/(loss) per share for common shares, diluted
Continuing operations	20	(0.09)	(0.13)	(0.12)
Discontinued operations	20	0.02	0.02	0.00
Total loss per share for common shares, diluted		(0.07)	(0.11)	(0.12)

Weighted average number of common shares used in calculating continuing operations
Basic	20	334,155,668	331,731,963	334,965,987
Diluted	20	334,155,668	331,731,963	334,965,987

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited
Consolidated statements of changes in shareholders’ equity

(Amounts expressed in thousands of USD, except for number of	Common shares		Treasury stock		Additional paid-in	Retained earnings/ (Accumulated	Statutory	Accumulated other comprehensive	Total Xunlei Limited’s shareholders’	Non- controlling	Total
shares and per share data)	Shares	Amount	Shares	Amount	capital	deficits)	reserves	income/(loss)	equity	interest	equity
Balance at January 1, 2016	339,319,115	85	29,558,094	7	458,270	(12,593)	5,132	(4,152)	446,749	(2,068)	444,681

Issuance of common shares for exercised share options	440,465	—	(440,465)	—	58	—	—	—	58	—	58
Repurchase of common shares	(12,272,500)	(3)	12,272,500	3	(14,329)	—	—	—	(14,329)	—	(14,329)
Share-based compensation	—	—	—	—	9,348	—	—	—	9,348	—	9,348
Restricted shares vested	3,057,920	1	(3,057,920)	(1)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(24,111)	—	—	(24,111)	(72)	(24,183)
Currency translation adjustments	—	—	—	—	—	—	—	(9,477)	(9,477)	152	(9,325)
Balance at December 31, 2016	330,545,000	83	38,332,209	9	453,347	(36,704)	5,132	(13,629)	408,238	(1,988)	406,250

Issuance of common shares for exercised share options	4,000	—	(4,000)	—	11	—	—	—	11	—	11
Repurchase of common shares	(465,350)	(1)	465,350	1	(358)	—	—	—	(358)	—	(358)
Share-based compensation	—	—	—	—	8,330	—	—	—	8,330	—	8,330
Restricted shares vested	3,559,910	1	(3,559,910)	(1)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(37,822)	—	—	(37,822)	13	(37,809)
Currency translation adjustments	—	—	—	—	—	—	—	6,598	6,598	(185)	6,413
Balance at December 31, 2017	333,643,560	83	35,233,649	9	461,330	(74,526)	5,132	(7,031)	384,997	(2,160)	382,837

Share-based compensation	—	—	—	—	5,294	—	—	—	5,294	—	5,294
Restricted shares vested	2,879,220	1	(2,879,220)	(1)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(39,278)	—	—	(39,278)	(212)	(39,490)
Currency translation adjustments	—	—	—	—	—	—	—	(5,717)	(5,717)	152	(5,565)
Contribution by non-controlling interest holders	—	—	—	—	—	—	—	—	—	197	197
Acquisition of a subsidiary (note (9)(b) )	—	—	—	—	—	—	—	—	—	907	907
Balance at December 31, 2018	336,522,780	84	32,354,429	8	466,624	(113,804)	5,132	(12,748)	345,296	(1,116)	344,180

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of USD except for	Years ended December 31,
number of shares and per share data)	2016	2017	2018
Cash flows from operating activities
Net loss for the year	(24,183)	(37,809)	(39,490)
Adjustments to reconcile net loss to net cash generated from/(used in) operating activities (note)
—Depreciation of property and equipment	6,165	7,948	5,595
—Amortization of intangible assets	2,223	2,101	1,231
—Allowance for doubtful accounts	—	27	7,680
—Impairment/(recovery) of receivables from and prepayments to Kankan	—	8,723	(1,516)
—Loss on disposal of property and equipment	85	85	37
—Share-based compensation	9,348	8,330	5,294
—Share of loss from equity investees	195	1,875	307
—Investment income on short-term investments	(506)	(728)	(1,117)
—Impairment of property and equipment	—	20	—
—Impairment of inventories	—	—	200
—Impairment of intangible assets	—	4,833	—
—Impairment of long-term investments	—	596	7,794
—Deemed disposal gain on long-term investments	(689)	(491)	—
—Interest expense accrued on long-term payable	239	239	239
—Deferred taxes	(954)	(2,214)	1,748
—Deferred government grants	(3,473)	(3,493)	(1,050)
Changes in operating assets and liabilities:
—Accounts receivable	(5,168)	(20,040)	13,256
—Prepayments and other assets	13,947	(11,418)	(2,000)
—Due from/to related parties	(1,180)	(4,879)	11,457
—Accounts payable	15,855	9,037	(27,728)
—Inventories	59	(2,925)	(10,178)
—Contract liabilities	2,631	(510)	7,680
—Income tax payable	147	339	(390)
—Accrued liabilities and other payables	2,229	26,138	(14,657)
Net cash generated from/(used in) operating activities	16,970	(14,216)	(35,608)

Cash flows from investing activities
Purchase of short-term investments	(209,034)	(244,781)	(287,553)
Proceeds from disposal of short-term investments	94,139	291,568	223,738
Proceeds from disposal of property and equipment	22	23	442
Proceeds from disposal of long-term investments	3,670	191	—
Purchase of intangible assets	(121)	(481)	(2,121)
Acquisition of long-term investments	(33,233)	(2,793)	—
(Loans to)/repayment of loans from employees	(22)	423	201
Acquisition of property and equipment	(13,756)	(5,318)	(1,419)
Payment for constructions in progress	—	(3,624)	(2,645)
Net cash (used in) /generated from investing activities	(158,335)	35,208	(69,357)

Cash flows from financing activities
Repurchase of shares	(14,319)	(358)	—
Prepayment for share repurchase plan	712	—	—
Governments grants received	2,508	2,908	732
Proceeds from exercise of vested share options	58	11	—
Contribution by non-controlling interest	—	—	197
Net cash (used in) /generated from financing activities	(11,041)	2,561	929

Net (decrease)/increase in cash and cash equivalents	(152,406)	23,553	(104,036)
Cash and cash equivalents at beginning of year	361,777	199,504	233,479
Effect of exchange rates on cash and cash equivalents	(9,867)	10,422	(6,513)
Cash and cash equivalents at end of year	199,504	233,479	122,930

Xunlei Limited

Consolidated Statement of Cash Flows (Continued)

(Amounts expressed in thousands of USD except for	Years ended December 31,
number of shares and per share data)	2016	2017	2018

Supplemental disclosure of cash flow information
Income tax paid	—	—	—
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	(1,773)	(2,774)	(1,093)

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

These consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”) as follows:

Name of entities	Place of incorporation	Period of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Shenzhen Xunlei Networking Technologies, Co., Ltd. (“Shenzhen Xunlei”)	People’s Republic of China (“PRC”)	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses

Giganology (Shenzhen) Co., Ltd. (“Giganology Shenzhen”)	PRC	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies

Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”) (“Wangwenhua”)	PRC	December 2005	VIE’s subsidiary	100%	Development of software for related companies, provision of advertising services and production of broadcast television programs

Shenzhen Zhuolian Software Co., Ltd. (formerly known as “Xunlei Software (Shenzhen) Co., Ltd.”) (“Zhuolian Software”)	PRC	January 2010	VIE’s subsidiary	100%	Provision of software technology development for related companies

Xunlei Games Development (Shenzhen) Co., Ltd. (“Xunlei Games”)	PRC	February 2010	VIE’s subsidiary	70%	Development of online game and computer software for related companies and provision of advertising services

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Name of entities	Place of incorporation	Period of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Xunlei Network Technologies Limited (“Xunlei BVI”)	British Virgin Islands	February 2011	Subsidiary	100%	Holding company

Xunlei Network Technologies Limited (“Xunlei HK”)	Hong Kong	March 2011	Subsidiary	100%	Development computer software of related companies and provision of advertising services

Xunlei Computer (Shenzhen) Co., Ltd. (“Xunlei Computer”)	PRC	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Onething Technologies Co., Ltd. (“Onething”)	PRC	September 2013	VIE’s subsidiary	100%	Development of computer software, sale of hardware, and provision of information technology services

Beijing Xunjing Technologies Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”) (“Beijing Xunjing”)	PRC	October 2015	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Crystal Interactive Technologies Co., Ltd. (“Crystal Interactive”)	PRC	May 2016	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Xunlei Venture Capital Partnership Enterprise (Limited Partnership) (“Xunlei Venture Capital”)	PRC	June 2016	VIE’s subsidiary	99%	Investments in industries and consultation in investments (note b)

Beijing Onething Technologies Co., Ltd. (“Beijing Onething”)	PRC	January 2017	VIE’s subsidiary	100%	Provision of technology services and development of computer software

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Name of entities	Place of incorporation	Period of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
HK Onething Technologies Ltd. (“HK Onething”)	Hong Kong	December 2017	subsidiary	100%	Development of cloud computing technology and provision of related services

Hainan Onething E-Sports Co., Ltd. (“Hainan Onething”)	PRC	May 2018	VIE’s subsidiary	100%	Development and research of computer software and operation of online games

Henan Tourism Information Co., Ltd. (“Henan Tourism”)	PRC	June 2018	VIE’s subsidiary	80%	Software development, tourism consulting and other related services (note c)

Xi’an Onething Blockchain Technologies Co., Ltd. (“Xi’an Onething”)	PRC	July 2018	VIE’s subsidiary	100%	Development and research of blockchain technology and computer software

Onething Co., Ltd. (Thailand) (“Thailand Onething”) (note 18)	Thailand	July 2018	subsidiary	49%	Development of cloud computing technology and provision of related services

Hainan Xunlei Blockchain Technology Co., Ltd. (“Hainan Xunlei”)	PRC	August 2018	VIE’s subsidiary	100%	Development and research of blockchain technology and computer software

Note a:	The English names of the PRC companies represent management’s translation of the Chinese names of these companies as they have not adopted formal English names.

Note b:	As at December 31, 2018, Xunlei Venture Capital was in the process of deregistration.

Note c:	Henan Tourism was acquired in June 2018.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

The Group engages primarily in the provision of premium downloading services to its members, online advertising services on its websites and mobile phone applications, sales of bandwidth, sales of cloud computing hardwares, platform for live streaming services, online game platforms for game developers and users, and other internet value added services.

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

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after tax operating profit of Shenzhen Xunlei. The amount of service fees payable from Shenzhen Xunlei to Giganology Shenzhen for the years ended December 31, 2016, 2017 and 2018 was USD 1,088,000, USD 1,155,000 and USD 825,000, respectively.

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

On December 26, 2018, the Standing Committee of National People’s Congress published the Draft FIE Law on its official website for public consultation The 2018 Draft Foreign Investment Law does not explicitly recognize the variable interest entity structure as a form of foreign investment. Since the 2018 Draft Foreign Investment Law remains silent with respect to the variable interest entity structure as a form of foreign investment, the validity of the Group’s VIE structure as a whole and each of the agreements comprising VIEs will not be affected by the 2018 Draft Foreign Investment Law. It leaves leeway for government’s future regulation of the variable interest entity structure. However, the 2018 Draft Foreign Investment Law was planned to be submitted to the 2nd Session of the 13th National People’s Congress for deliberation and voting. Substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation, and whether it will be enacted in the current form. In addition to three major forms of foreign investment, foreign investment also includes any other form of foreign investments set forth in laws, administrative regulations, or provisions of the State Council. It is possible that future laws, administrative regulations, or provisions of the State Council may recognize the variable interest entity structure as a form of foreign investment but at the same time impose additional requirements/restrictions on the contractual arrangements. It is also possible that further laws, administrative regulations, or provisions of the State Council may explicitly exclude the variable interest entity structure as a form of foreign investment.

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

VIE-Related Risks (Continued)

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

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group is presented on the face of the consolidated statements of comprehensive income as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of the Company.

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

Non-current assets or disposal groups are classified as held for sale assets when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sale of such assets or disposal groups and the sale must be highly probable. Non-current assets classified as held for sale and disposal groups are measured at the lower of their carrying or fair value less costs to sell.

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

The allowances provided for Accounts Receivable from continuing operations as of December 31, 2017 and 2018 were USD 31,000 and USD 7,709,000, respectively.

If the Group determines that an allowance is needed for a customer, the Group will discontinue business with it unless they start to resume payment. The accounts receivable is written-off when the Group ceases to pursue collection. Any changes in the estimates may cause the Group's operating results to fluctuate.

(i)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using actual cost on a weighted average basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization.

(j)	Long-term investments

The Group holds investments in privately held companies. Prior to adopting ASU 2016-01, Financial Instruments on January 1, 2018, for those investments over which the Group does not have significant influence and without readily determined fair value, the Group carried the investment at cost and only adjusted for other-than-temporary declined in fair value and distribution of earnings that exceed the Group’s share of earnings.

On January 1, 2018, the Group adopted ASU 2016-01, Financial Instruments, and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management regularly evaluates the impairment of long-term equity investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but it not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognised equal to the excess of the investment costs over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

During the years ended December 31, 2016, 2017 and 2018 the Group recognized an impairment of USD 1.66 million, USD 0.6 million and USD 7.8 million, respectively. During the years ended December 31, 2016, 2017 and 2018, the Group recognized share of loss of equity investees of USD nil, USD 1.3 million and USD 0.3 million from Shenzhen Mojinggou Information Services Co., Ltd. (previously known as Xunlei Big Data Information Service Co., Ltd.) (“Big Data”) and Zhuhai Qianyou Technology, Co., Ltd. (“Zhuhai Qianyou”) respectively.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(k)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the asset at the end of the estimated useful life as a percentage of the original cost. If the Group commits to a plan to abandon a long-lived asset before the end of its previous estimated useful life, depreciation shall be revised to reflect a shortened useful life.

	Estimated useful lives	Residual rate
Servers and network equipment	5 years	5%
Computer equipment	5 years	5%
Furniture, fittings and office equipment	5 years	5%
Motor vehicles	5 years	5%
Leasehold improvements	shorter of lease term or 3 years	—

Repair and maintenance costs are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized. Upon sale or disposal, gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss. The cost and related accumulated depreciation are removed from the balance sheets.

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

No goodwill impairment losses were recognized for the years ended December 31, 2016, 2017 and 2018 based on the impairment test performed by the Group.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(m)	Intangible assets

Intangible assets, which include computer software, internal use software development costs, online game licenses, domain names, land use rights, trademarks, technology (including right-to-use), non-compete agreement and audio-visual license, are carried at cost less accumulated amortization and impairment loss, if any. Exclusive game licenses are amortized using the straight-line method over their licensing period of three years. Computer software, internal use software and domain name are amortized using the straight-line method over their estimated useful life of five years. Land use right is amortized using the straight-line method over their estimated useful life of thirty years. Audio-visual license acquired is amortized using the straight-line method over its estimated useful life of nine years.

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

The Group adopted ASC Topic 606 Revenue from Contracts with Customer (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The core principle of the ASC 606 is an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Adoption had no significant impact on the consolidated financial statements. Significant accounting policy and relevant disclosure have been updated hereinafter.

Effective January 1, 2018, the Group evaluates and recognizes revenue based on the criteria set forth in ASC 606 by:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenues when (or as) the entity satisfies a performance obligation

Revenue is recognized when or as the control of the services or goods is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the services and goods may be transferred over time or at a point in time.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. Contract costs includes incremental costs of obtaining a contract and costs to fulfil a contract.

The Group generates revenues from various streams. Net revenues presented in the consolidated statements of loss represent revenues from service and product sales net off sales discount, value-added tax and related surcharges. The Group operates a prepaid virtual items system, under which, prepaid virtual items at fixed face value are sold to third parties. Virtual items purchased can be used to subscribe for membership or purchase of virtual items in online games and live streaming, as discussed below. Virtual items sold but not yet consumed by the users are recorded as “Receipts in advance from customers” and upon consumption, they are recognized as membership subscription, online game revenue and live streaming revenue according to the respective prescribed revenue recognition policies addressed below.

The Group’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

I)	Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high speed online acceleration services, online streaming and other access privileges. The membership fee is time-based and is collected up-front from subscribers except in the cases when they elect to pay via their mobile operators. The membership fee is collected when the subscribers pay for the monthly phone bills. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of subscription fee is initially recorded as contract liabilities. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized rateably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated the principal versus agent criteria and determined that the Group is the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, the Group assesses whether it maintains the principal relationship with the VIP members, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, fixed phone line and mobile payment channels (‘‘Payment handling charges’’) are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

II)	Advertising revenues

Advertising revenues are derived principally from arrangements where the advertisers pay to place their advertisements on the Group’s platform over a particular period of time. It includes multiple performance obligations, primarily for advertisements to be displayed in different spots at different times, placed under different formats including but are not limited to videos, banners, links, logos and buttons. Advertisements on the Group’s platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. The Group enters into advertising contracts with third party advertising agencies that represents advertisers, as well as directly with advertisers. A typical contract term would range from a few days to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months.

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

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display.

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

The Group has estimated and recorded sales rebates provided to the agencies and advertisers of USD 15,000, USD 440,000 and USD 394,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

III)	Live streaming revenue

The Group operates live streaming platform and users can purchase virtual gifts which they can then send to performers in the live streaming platform. The consumption of each virtual gift sold to users is considered as the performance obligation. The Group does not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue from consumable item is recognized at fair value of the virtual items, as Xunlei is the principal in this arrangement, based on actual consumption of virtual items by the paying users. The revenue from time-based item is recognized over the duration of stated period of the item.

IV)	Other internet value-added services

i)	Online game revenues

Online games comprise web games, mobile games and PC games. Users play games through the Group’s platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. The utilization of the virtual item is considered performance obligation by the Group and revenue is allocated to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online game.

Pursuant to contracts signed between the Group and game developers, revenue from the sale of virtual items are shared based on a pre-agreed ratio for each game. The Group enters into both non-exclusive and exclusive licensing contracts with game developers.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

IV)	Other internet value-added services (Continued)

i)	Online game revenues (Continued)

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

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

IV)	Other internet value-added services (Continued)

i)	Online game revenues (Continued)

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

The Group entered into a legally binding agreement to sell its web game business in December 2017. Web game revenue recognized from discontinued operations was USD 15,981,000, USD 11,428,000 and USD 656,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

ii)	Revenues from traffic referral programs

The Group enters into contracts with certain third party portals/websites in which the Group is obliged to redirect online traffic to these third party portals/websites. On a monthly basis, the Group receives data on the user traffic and the related monthly revenue from these third party portals/ websites. Under these programs, the Group recognizes its share of revenues based on contractual rates applied to user traffic redirected to the advertisements of the third parties.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

IV)	Other internet value-added services (Continued)

iii)	Revenues from cloud computing

As part of the Group’s cloud computing business, the Group engages in sale of OneThing Cloud. OneThing Cloud is a personal cloud hardware device. OneThing Cloud allows users to share their idle bandwidth with the Group, in exchange for LinkTokens. LinkTokens are not convertible into cash but can be redeemed for products and services offered in the LinkToken Mall and exchange for a limited number of other products and services under the terms determined by the corresponding operators. LinkTokens represent an obligation to deliver future services by the operators of LinkToken Mall and other platforms. The bandwidth shared by the users in exchange for LinkTokens is an identifiable benefit, of which the Group can reasonably estimate fair value. The benefit that the Group receives from user’s contribution of bandwidth is independent from OneThing Cloud that the Group sells to users.

The sales of OneThing Cloud and receipt of excess bandwidth by the Group are considered separate transactions. Therefore, sales of OneThing Cloud are reported as revenue, while LinkTokens given in exchange for bandwidth are reported as bandwidth cost.

The Group sells OneThing Cloud primarily through online e-commerce platforms, the performance obligation is satisfied when the item is dispatched to the end customers.

The LinkTokens issued represent an obligation to deliver future services. Therefore, contract liabilities were recognized for all LinkTokens issued. Revenue will be recognized upon redemption of the LinkTokens, the fair value of which is measured by bandwidth costs divided by total number of LinkTokens issued. Breakage is taken into account based on historical experience.

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

Revenue is recognized net of return allowances when the products are delivered and title passes to customers. Return allowances, which reduce net revenues, are estimated based on historical experiences. Product warranties are estimated and recognized at the time the Company recognizes revenue. The warranty period is 1 year. The Company accrues warranty liabilities at the time of sale, based on historical and projected incident rates and expected future warranty costs.

(r)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from continuing operations amounted to approximately USD 6,666,000, USD 10,345,000 and USD 22,935,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

Shipping and handling fee is recorded in sales and marketing expenses.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, professional service fees, legal expenses and other administrative expenses.

(t)	Research and development costs

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

The Group also incurred development costs in connection with an internal-use ERP software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. During each of the three years ended December 31, 2018, no software development costs were capitalized as intangible assets.

In addition, the Group incurred other research and development costs in relation to software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented.

(u)	Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgement and estimates. Based on management's estimated future taxable income, management concluded that it is more likely than not that the net operating losses carried forward can be utilized prior to their respective expiration dates. The Group adopted the guidance regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group’s consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the new guidance. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No significant interest and penalties were recorded in the years ended December 31, 2016, 2017 and 2018.

Transition from PRC Business Tax to PRC Value Added Tax

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. In addition to the product revenues currently subject to VAT at a rate of 16% (17% before May 1, 2018), the Group’s advertising revenues, subscription revenue, online game revenue, revenue from cloud computing and live streaming revenue are now subject to VAT at a rate of 6%.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(v)	Retirement benefits

Full-time employees of the Company’s subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts from continuing operations for such employee benefits, which are expensed as incurred, were USD 8,645,000, USD 10,123,000 and USD 12,501,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

(w)	Share-based compensation

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

(x)	Government subsidies

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

(y)	Segment reporting

The Group’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”), who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expense by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Management has determined that the Group operates and manages its business as a single segment which is the operation of its online media platform, over 99% of revenues of the Group were derived from mainland China.

An analysis of the different types of revenues for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

Revenue from continuing operations	Years ended December 31,
(In thousands)	2016	2017	2018
Subscription revenue	90,163	84,956	81,877
Advertising revenue	16,874	22,484	27,781
Product revenue (note a)	4,543	32,894	54,604
Live streaming revenue	2,401	17,977	31,031
Other internet value-added services (note b)	27,004	43,600	36,839
Total	140,985	201,911	232,132

Note a:	Product revenue mainly comprises sales of OneThing Cloud devices.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(y)	Segment reporting (Continued)

Note b:	Other internet value-added services mainly comprise provision of technical services, CDN services and traffic referral programs.

(z)	Net loss per share

Net basic loss per share is computed by dividing net loss attributable to holders of common shares by the weighted-average number of common shares outstanding during the year using the two class method. Using the two class method, net loss is allocated between common shares and other participating securities based on their participating rights.

Net diluted loss per share is calculated by dividing net loss attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted-average number of common and dilutive common equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Common share equivalents consist of the common shares issuable upon the conversion of the stock options, using the treasury stock method.

(aa)	Comprehensive income

Comprehensive income is defined as the change in equity of a Group during the period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of cumulative translation adjustment.

(bb)	Profit appropriation and statutory reserves

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

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2017 and 2018 for the Group’s reporting purpose in China as determined under generally accepted accounting principles in China:

(In thousands)	December 31, 2017	December 31, 2018
Paid-in capital	137,194	139,140
Additional paid-in capital	161	161
Statutory reserves	5,132	5,132
Total	142,487	144,433

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(bb)	Profit appropriation and statutory reserves (Continued)

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances (See also Note 26).

(cc)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016, 2017 and 2018. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(dd)	Recent accounting pronouncements

Leases. In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. The Group adopted the new standard effective January 1, 2019 on a modified retrospective basis and will not restate comparative periods. The Group estimates approximately USD11.8 million and USD11.4 million would be recognized as total right-of use assets and total lease liabilities, respectively on the consolidated balance sheets as of January 1, 2019. The Group expects that net profit after tax will not be materially changed as a result of adopting the new rules. The adoption of new standard will also result in certain reclassification of operating cash flows and financing cash flows.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04 Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of goodwill impairment tests, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance is to be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

Compensation—Stock Compensation. In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to nonemployees. Under the revised guidance, the accounting for awards issued to nonemployees will be similar to the model for employee awards. The update is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Group adopted this new standard effective on January 1, 2019. The adoption of ASU 2018-07 did not have a material impact on the Group’s consolidated financial statements.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(dd)	Recent accounting pronouncements (Continued)

Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials. In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which improves U.S. GAAP by aligning the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. In addition, ASU 2019-02 requires that an entity test a film or license agreement for program material within the scope of ASC 920-350 for impairment at a film group level when the film or license agreement is predominantly monetized with other films and/or license agreements. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

3.	Discontinued operations

(a)	Disposal of Xunlei Kankan

In July 2015, the Company completed the divesture of the Company’s entire stake in its online video streaming platform, Xunlei Kankan to Beijing Nesound International Media Corp., Ltd. (“Nesound”), an independent third party. The total sales price was RMB 130,000,000 (equivalent to approximately USD 19,896,000). The disposal is due to a shift of strategy focusing on the Group’s most competitive operations.

Assets and liabilities related to Xunlei Kankan were reclassified as assets/liabilities held for sale as of December 31, 2014, while results of operations related to Xunlei Kankan, including comparatives, were reported as loss from discontinued operations.

Results of the discontinued operation

USD (In thousands)	2016	2017	2018
Revenues, net of rebates and discounts	—	—	—
Business taxes and surcharges	—	—	—
Net revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating expenses	—	—	—
Research and development expenses	5	—	—
Sales and marketing expenses	(27)	—	—
General and administrative expenses	(221)	—	—
Total operating expenses	(243)	—	—
Net gain from exchanges of content copyrights	—	—	—
Operating loss	(243)	—	—
Gain on disposal of Kankan	—	—	—
Income tax credit	36	—	—
Loss from discontinued operations	(207)	—	—

Cash flows used in the discontinued operation

USD (In thousands)	2016	2017	2018
Net cash used in operating activities	(215)	—	—
Net cash generated from investing activities	—	—	—
Net cash used in financing activities	—	—	—
Net cash flow for the year	(215)	—	—

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.	Discontinued operations (Continued)

(b)	Disposal of web game business

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

The disposal was completed in January 2018 and related gain of USD 1.4 million was recognized.

Results of the discontinued operation

USD (In thousands)	2016	2017	2018
Revenues, net of rebates and discounts	15,981	11,428	656
Business taxes and surcharges	(25)	(27)	(1)
Net revenues	15,956	11,401	655
Cost of revenues	(391)	(522)	(16)
Gross profit	15,565	10,879	639
Operating expenses
Research and development expenses	(3,192)	(2,217)	(419)
Sales and marketing expenses	(4,180)	(1,025)	(63)
General and administrative expenses	(159)	(99)	(18)
Total operating expenses	(7,531)	(3,341)	(500)
Operating income	8,034	7,538	139
Income tax expenses	(1,204)	(1,131)	(230)
Gain on disposal of web game	—	—	1,394
Income from discontinued operations	6,830	6,407	1,303

Assets and liabilities of the discontinued operation

USD (In thousands)	2017	2018
Property and equipment, net	26	—
Total assets held for sale	26	—

Contract liabilities, current portion	822	—
Total liabilities held for sale	822	—

Cash flows generated from/ (used in) the discontinued operation

USD (In thousands)	2016	2017	2018
Net cash generated from operating activities	5,492	5,585	1,065
Net cash used in investing activities	(12)	(13)	—
Net cash used in financing activities	—	—	—
Net cash flow for the year	5,480	5,572	1,065
F-33

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.	Discontinued operations (Continued)

(c)	Results of discontinued operations

Results of the discontinued operation

USD (In thousands)	2016	2017	2018
Operating loss of Xunlei Kankan	(243)	—	—
Operating income of web game business	8,034	7,538	139
Gain on disposal of web game business	—	—	1,394
Total income from discontinued operations before income tax	7,791	7,538	1,533
Xunlei Kankan - Income tax benefit	36	—	—
Web game business - Income tax expenses	(1,204)	(1,131)	(230)
Total income tax expense from discontinued operations	(1,168)	(1,131)	(230)
Total net profit from discontinued operations	6,623	6,407	1,303

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2017 and 2018 primarily consist of the following currencies:

	December 31, 2017		December 31, 2018
(In thousands)	Amount	USD equivalent	Amount	USD equivalent
RMB	436,794	66,847	247,352	36,040
USD	166,530	166,530	85,351	85,351
Hong Kong Dollar (“HKD”)	794	102	8,532	1,089
Thai Baht (“THB”)	—	—	14,624	450
Total		233,479		122,930

As at December 31, 2017 and 2018, included in the cash and cash equivalents are time deposits with original maturities of three months or less, of USD 115,534,000 and nil respectively, primarily consist of USD.

5.	Short-term investments

(In thousands)	December 31, 2017	December 31, 2018
Time deposits	118,779	141,059
Investments in financial instruments (note)	20,136	55,479
Total	138,915	196,538

Note:	The investments were issued by commercial banks in the PRC with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

Time deposits and investments in financial instruments are stated on the balance sheet at the principal amount plus accrued interest. Interest income is recorded in “other income, net” in the statement of comprehensive loss.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

6.	Accounts receivable, net

(In thousands)	December 31, 2017	December 31, 2018
Accounts receivable	40,663	27,100
Less: Allowance for doubtful accounts	(31)	(7,709)
Accounts receivable, net	40,632	19,391

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2016	December 31, 2017	December 31, 2018
Balance at beginning of the year	126	119	31
Additions (note)	—	27	7,680
Write-off	—	(122)	—
Exchange difference	(7)	7	(2)
Balance at end of the year	119	31	7,709

Note: The additions in 2018 mainly arise from the impairment of receivable from a customer for the CDN service.

The top 10 customers accounted for about 86% and 83% of accounts receivable as of December 31, 2017 and 2018, respectively.

7.	Prepayments and other current assets

(In thousands)	December 31, 2017	December 31, 2018
Current portion:
Advance to suppliers (note a)	672	3,021
Interest-free loans to employees (note b)	3,670	3,616
Advance to employees for business purposes	503	180
Interest receivable	313	—
Rental and other deposits	1,232	2,604
Prepaid management insurance	161	192
Receivable from Nesound	181	—
Prepayment for taxation	12	69
Others	122	554
Total of prepayments and other current assets	6,866	10,236
Non-current portion:
Low-interest loans to employees, non-current portion	416	593
Prepayment for investment (note c)	1,469	—
Total of long-term prepayments and other assets	1,885	593

Note a:	Advances to suppliers primarily include prepaid rental expenses, service fee and license costs.

Note b:	The Group had entered into loan contracts with certain employees as at December 31, 2017 and 2018, under which the Group provided interest-free loans or low-interest loans to these employees. The loan amounts vary amongst different employees from repayable on demand to repayable in equal installments on a monthly basis over the term 8 to 10 years. The balances classified as current represented loan amounts are repayable on demand or repayable within the next twelve months from the balance sheet date.

Note c:

The Group paid USD 1,469,000 to Henan Zhaoteng Investment Co., Ltd. for acquisition of an audio visual license from Henan Tourism in 2017, which was used for payment of purchase consideration when the transaction was completed in June 2018.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

8.	Property and equipment

Property and equipment consist of the following:

(In thousands)	December 31, 2017	December 31, 2018
Servers and network equipment	49,582	39,870
Computer equipment	1,785	1,889
Furniture, fixtures and office equipment	850	838
Motor vehicles	273	476
Leasehold improvements	3,157	3,190
Total original costs	55,647	46,263
Less: Accumulated depreciation	(35,459)	(31,125)
Less: Impairment	(20)	(10)
Sub-total	20,168	15,128
Construction in progress	4,517	6,775
Total	24,685	21,903

Depreciation expense recognized for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

(In thousands)	December 31, 2016	December 31, 2017	December 31,2018
Cost of revenues	5,848	7,647	5,018
General and administrative expenses	306	277	245
Sales and marketing expenses	5	—	1
Research and development expenses	6	24	331
Total	6,165	7,948	5,595

Impairment loss of USD 20,000 has been recognized for the year ended December 31, 2017. No impairment loss was recognized for the years end December 31, 2016 and 2018.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net

	December 31, 2017				December 31, 2018
(In thousands)	Cost	Amortization	Impairment	Net book value	Cost	Amortization	Impairment	Net book value
Land use rights	5,092	(746)	—	4,346	4,847	(872)	—	3,975
Trademarks (note a)	5,776	(2,544)	(3,232)	—	—	—	—	—
Non-compete agreement (note a)	1,407	(1,085)	(322)	—	—	—	—	—
Technology (including right-to-use) (note a)	2,247	(866)	(1,381)	—	—	—	—	—
Acquired computer software	1,981	(1,084)	—	897	2,099	(1,546)	—	553
Internal use software development costs	670	(670)	—	—	638	(638)	—	—
Online game licenses	6,309	(5,276)	(765)	268	6,007	(5,278)	(729)	—
Audio-visual licenses (note b)	—	—	—	—	5,714	(251)	—	5,463
	23,482	(12,271)	(5,700)	5,511	19,305	(8,585)	(729)	9,991

Note a:	The intangible assets arising from the acquisition of Kingsoft Cloud Holdings Limited were full impairment in 2017 and written-off in 2018.

Note b:	Audio-visual licenses were acquired by the Group through acquisition of a subsidiary.

Amortization expense recognized for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

	Years ended December 31
(In thousands)	2016	2017	2018
Cost of revenues	243	241	266
General and administrative expenses	323	415	721
Research and development expenses (note a)	1,497	1,445	244
Total	2,063	2,101	1,231

Note a:	The intangible assets arising from the acquisition of Kingsoft Cloud Holdings were no longer amortized since October, 2017 due to full impairment, which caused the decrease of amortization expense in research and development expenses in 2018.

The estimated aggregate amortization expense for each of the next five years as of December 31, 2018 is:

(In thousands)	Intangible assets
2019	1,120
2020	1,037
2021	879
2022	844
2023 and thereafter	6,111

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.	Intangible assets, net (Continued)

The weighted average amortization periods of intangible assets as at December 31, 2017 and 2018 are as below:

(In year)	December 31, 2017	December 31, 2018
Land use right	30	30
Trademarks	7	—
Non-compete agreement	4	—
Technology (including right-to-use)	8	—
Acquired computer software	5	5
Internal use software development costs	5	5
Online game licenses	3	3
Audio-visual license	—	9
Total weighted average amortization periods	11	12

10.	Inventories

(In thousands)	December 31, 2017	December 31, 2018
Hardware devices (note a)	3,546	12,377
Others	333	483
Less: Impairment	—	(193)
Total	3,879	12,667

Note a: Hardware devices include OneThing Cloud, Xiazaibao (“XZB”) and hard discs.

OneThing Cloud is a hardware, which can be used as remote downloader, personal cloud storage and file management device. It can also act as a micro server between users and Xunlei, which enables users to share their idle uplink capacity with Xunlei, in return “LinkToken” will be rewarded for exchange of idle uplink capacity.

XZB is a personal cloud hardware, which can remotely control downloading through mobile phones or computers, to expand storage of terminals unlimitedly and share data in cloud storage.

The inventory written down is nil and USD 193,000 respectively for the years ended December 31, 2017 and 2018.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.	Long-term investments

(In thousands)	December 31, 2017	December 31, 2018
Equity method investments:
Balance at beginning of the year	1,790	311
Share of loss and impairment from equity investees (i)	(1,875)	(307)
Dilution gains arising from deemed disposal of investments	326	—
Exchange differences	70	(4)
Balance at end of the year	311	—
Equity interests without a readily determinable fair value:
Balance at beginning of the year	39,002	42,430
Additions	2,793	—
Disposal	(383)	—
Dilution gains arising from deemed disposal of investment	165	—
Exchange difference	1,449	(998)
Less: impairment loss on long-term investments (i)	(596)	(7,794)
Balance at end of the year	42,430	33,638

Total long-term investments	42,741	33,638

Details of the Group’s ownership are as follows:

	Percentage of ownership of shares as of December 31,
Investee	2017	2018
Equity method investments:
Zhuhai Qianyou (i)	19.00%	19.00%
Shenzhen Mojingou Information Service Co., Ltd. (previously known as Xunlei Big Data Information Service Co., Ltd.)	28.77%	28.77%
Equity interests without a readily determinable fair value: Guangzhou Yuechuan Network Technology, Co., Ltd. (“Guangzhou Yuechuan”) (i)	9.30%	9.30%
Shanghai Guozhi Electronic Technology Co., Ltd.	16.80%	16.80%
Guangzhou Hongsi Network Technology Co., Ltd.	19.90%	19.90%
Chengdu Diting Technology, Co., Ltd. (“Chengdu Diting”) (i)	12.74%	12.74%
Xiamen Diensi Network Technology Co., Ltd.	14.25%	14.25%
11.2 Capital I, L.P.	2.03%	2.03%
Cloudtropy	9.69%	9.69%
Shanghai Lexiang Technology Co., Ltd.	14.12%	14.12%
Hangzhou Feixiang Data Technology Co., Ltd. ("Hangzhou Feixiang") (i)	28.00%	28.00%
Shenzhen Meizhi Interactive Technology Co., Ltd. ("Meizhi Interactive") (i)	9.40%	9.40%
Beijing Yunhui Tianxia Technology Co., Ltd. ("Yunhui Tianxia") (i)	13.70%	13.70%
Shen Zhen Arashi Vision Interative Technology Co., Ltd. (“Shenzhen Arashi”) (ii)	12.16%	11.63%
Cloudin Technology (Cayman) Limited	4.61%	4.61%
Tianjin Kunzhiyi Network Technology Co., Ltd.	19.99%	19.99%

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.	Long-term investments (Continued)

(i)	In 2018, the Group recognized a full impairment of USD 229,000 and share of loss amounted to USD 78,000 for its equity interest in Zhuhai Qianyou, accounted for using equity method, after taking into account the latest operation status and financial position.

In addition, the Group also recognized full impairment against its investments, accounted for using cost method, in Meizhi Interactive, Chengdu Diting, Yunhui Tianxia, Hangzhou Feixiang, Guangzhou Yuechuan amounted to USD 785,000, USD 1,525,000, USD 1,554,000, USD 3,032,000 and USD 898,000, respectively after considering the significant deterioration in the financial performance of these investee companies.

(ii)	In 2018, a reorganization was undertaken by Arashi Vision Interactive (Cayman) Inc., pursuant to which the equity interest held by Xunlei BVI was transferred parallel to Xunlei HK, and the investee company was changed to Shenzhen Arashi.

12.	Contract liabilities and deferred income

(In thousands)	December 31, 2017	December 31, 2018
Contract liabilities (a)
Membership subscription revenues	26,303	27,517
Online game revenues	174	—
Others	384	1,810
Other deferred income
Government grants	3,811	2,316
Reimbursement from the depository (b)	616	502
Total	31,288	32,145
Less: non-current portion (c)	(3,242)	(1,850)
Contract liabilities and deferred income, current portion	28,046	30,295

(a)	Contract liabilities related to unsatisfied performance obligations at the end of the year. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following period. The amount of revenue recognized that was included in contract liabilities balance at the beginning of the year was USD 22.1 million and USD 25.9 million, for the years ended December 31, 2017 and 2018, respectively.

(b)	In November 2018, the Company received from its depositary bank a reimbursement of USD 488,000, net of withholding tax of USD 184,000. This reimbursement was recognized as deferred income and amortized over the depositary service period of 1.5 years.

(c)

As of December 31, 2018, the non-current portion consists of membership subscription revenues of USD 517,000 (2017: USD 425,000), government grants of USD 1,333,000 (2017: USD 2,509,000), and reimbursement from the depositary of nil (2017: USD 308,000).

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

13.	Accrued liabilities and other payables

(In thousands)	December 31, 2017	December 31, 2018
Receipts in advance from customers	16,833	—
Payroll and welfare	15,170	18,680
Tax levies (note a)	10,234	4,573
Payables related to Kankan	4,501	3,795
Agency commissions and rebates—online advertising	2,890	2,885
Payables for advertisement on exclusive online games	1,826	2,811
Legal and litigation related expenses (note 25)	1,755	3,846
Professional fees	1,045	1,742
Payables for technological services	944	630
Payables for purchase of equipment	461	342
Staff reimbursements	355	131
Payables for construction in progress	345	11
Customer’s deposit	306	284
Payables for fulfillment of services	298	—
Payables for gaming distribution	199	283
Payables for proceeds from selling exercised stock options and restricted shares	74	170
Others	2,635	3,882
Total	59,871	44,065

Note a:	The value added tax payable decreased as the sales of Onething Cloud devices declined significantly in the last quarter of 2018.

14.	Held-for-sale liabilities

In September 2018, the Company entered into a sale and purchase agreement to transfer all current and future rights and obligations related to the issuance and redemption of LinkToken to a third party named Beijing LinkChain Co., Ltd. (“Beijing LinkChain” or “Buyer”). This disposal was completed in April 2019 and the operations of LinkToken, including all current and future rights and obligations related to the issuance and redemption of LinkToken have been transferred to the Buyer and the Company expects to record a gain as result of the disposal in April 2019.

15.	Cost of revenues

	Years ended December 31,
Cost of revenues from continuing operations (In thousands)	2016	2017	2018
Bandwidth costs	55,135	68,441	48,118
Cost of inventories sold	4,357	21,485	31,634
Cost of live streaming	2,505	12,724	23,928
Depreciation of servers and other equipment	5,848	7,647	5,018
Payment handling charges	6,919	4,855	3,016
Other costs (note)	5,164	2,724	3,953
Total	79,928	117,876	115,667

Note: Other costs in 2018 mainly include acceleration costs and redemption costs of LinkToken.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

16.	Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD 0.00025 par value per common share as of December 31, 2018. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2017 and 2018, there were 333,643,560 and 336,522,780 common shares outstanding, respectively.

17.	Repurchase of shares

The following table is a summary of the shares repurchased by the Company in 2016 and 2017 under the Second Repurchase Program. No shares were repurchased in 2017 except during the months indicated and all shares were purchased through privately negotiated transactions as a mean of exercising share options from Xunlei’s employees and publicly purchasing from the open market pursuant to the Repurchase Program, no shares were repurchased in 2018 (Note b):

Period	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Average Price Paid Per ADS

March 15 – March 30	408,985	6.22
April 1– April 14	457,900	6.61
May 2 – May 31	449,696	6.28
June 9 – June 30	111,459	5.24
July 1 – July 29	555,357	5.33
August 1 – August 30	229,695	5.83
September 6 – September 30	15,467	5.33
October 13 - October 27	31,400	5.11
November 18 – November 30	21,229	4.61
December 2 – December 30	173,312	4.02
Total for the year ended December 31, 2016	2,454,500

January 13	994	4.34
February 10	5,553	3.75
March 7 – March 31	86,523	3.86
Total for the year ended December 31, 2017	93,070

Note a	In January 2016, the board of directors of the Company authorized a share repurchase program (“Second Repurchase Program”), whereby the Company may repurchase up to USD20 million of common shares or ADSs from January 27, 2016 for twelve months through the same means as the Repurchase Program publicly announced on December 22, 2014. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by management, including through Rule 10b5-1 share repurchase plans.

Note b	During the years ended December 31, 2016, 2017 and 2018, 2,454,500, 93,070 and nil ADSs were purchased at an aggregate consideration of USD 14,319,000, USD 358,820 and nil under the Repurchase Program. Due to the expiration of the Repurchase Program, the remaining unused amount of approximately USD 5.3 million was no longer available for repurchase after December 31, 2018.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.	Non-controlling interests

In February 2010, Shenzhen Xunlei set up a new subsidiary named Xunlei Games and holds 70% of its equity interest. A shareholder of the Company contributed RMB 3,000,000 (equivalent to USD 439,000) and holds 30% equity interest in Xunlei Games, which was accounted for as a non-controlling interest of the Group.

In June 2018, 80% equity interest of Henan Tourism was acquired by Wangwenhua, a wholly-owned subsidiary of the Group under its VIE structure, the remaining 20% equity interest held by a third party was accounted for as a non-controlling interest of the Group.

In July 2018, HK Onething set up a new subsidiary named Thailand Onething. The ordinary shares of Thailand Onething (“Class A Shares”) were held by HK Onething, which represent 49% equity interest of the subsidiary. The remaining equity interest was owned by institutional and individuals’ investors in Thailand through preference shares (“Class B Shares”), and accounted for as a non-controlling interest of the Group. Pursuant to the shareholders’ agreement, all shares shall have the same rights, preferences and privileges, and shall carry the same obligations in all respects, except each of Class B shareholders shall be entitled to 1 vote per 10 preference shares, a fixed dividend of 3 percent of the total paid-up value of Class B Shares, and return of capital upon the Company’s liquidation equal to an amount of the total paid-up value of Class B Shares.

19.	Share-based compensation

2010 share incentive plan

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Option Plan (“the 2010 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group’s business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The amount of shares available for such grants as of December 31, 2018 is 8,137,963.

Options under the 2010 Plan were granted with exercise prices denominated in the USD, which is the functional currency of the Company. The maximum term of any issued stock option is seven or ten years from the grant date. Stock options granted to employees and officers vest over a four-year schedule as stated below:

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

In November 2014, the Company issued to a depositary bank for American Depositary Shares, 10,000,000 common shares, which were reserved for the future exercise of share options or vesting of restricted shares. 20,000 and 60,000 restricted shares were issued to non-employees and vested as of December 31, 2017 and 2018.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Share-based compensation (Continued)

2010 share incentive plan (Continued)

The following table summarizes the share option activities for the years ended December 31, 2016, 2017 and 2018:

	Number of share options	Weighted average exercise price (USD)	Weighted- average grant-date fair value (USD)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (In thousands)
Outstanding, January 1, 2016	2,130,820	2.13
Vested and expected to vest at January 1, 2016	1,008,645	1.76	0.73	4.62	464
Exercisable at January 1, 2016	1,430,870	2.16	0.86	4.03	406
Forfeited	(14,375)	3.21
Expired	(182,510)	2.22
Exercised	(440,465)	1.81
Outstanding, December 31, 2016	1,493,470	2.65	—	3.39	6
Vested and expected to vest at December 31, 2016	1,440,923	2.67	0.85	3.24	6
Exercisable at December 31, 2016	1,217,050	2.70	0.84	3.20	6
Forfeited	(109,925)	2.89
Expired	(989,730)	2.28
Exercised	(4,000)	0.83
Outstanding, December 31, 2017	389,815	3.90	—	4.64	—
Vested and expected to vest at December 31, 2017	170,545	3.90	0.95	4.64	—
Exercisable at December 31, 2017	389,190	3.90	0.95	4.64	—
Forfeited	—
Expired	(373,315)	3.89
Outstanding, December 31, 2018	16,500	3.97	—	4.37	—
Vested and expected to vest at December 31, 2018	7,220	3.97	1.56	4.37	—
Exercisable at December 31, 2018	16,500	3.97	1.56	4.37	—

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2016	432,217
Granted	1,170,000	1.18
Vested	(274,960)
Forfeited	(384,037)
Unvested at December 31, 2016	943,220
Vested and expected to vest at December 31, 2016	801,737
Granted	2,050,000	0.69
Vested	(115,125)
Forfeited	(1,605,945)
Unvested at December 31, 2017	1,272,150
Vested and expected to vest at December 31, 2017	1,081,327
Granted	6,750,520	2.32
Vested	(267,630)
Forfeited	(1,103,000)
Unvested at December 31, 2018	6,652,040
Vested and expected to vest at December 31, 2018	5,654,234
F-44

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

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s common shares as of December 31, 2017 and 2018 and the exercise price.

Total fair values of share options vested as of December 31, 2017 and 2018 were USD 6,963,000.

As of December 31, 2017, there were USD 167,000 of unrecognized share-based compensation costs related to share options, which were expected to be recognized over a weighted-average vesting period of 4.64. As at December 31, 2018, there was no unrecognised share-based compensation costs related to share options. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2018, total unrecognized compensation expense relating to the restricted shares was USD 12,347,000.

2013 share incentive plan

In November 2013, the Group adopted a share incentive plan, which is referred to as the 2013 Share Incentive Plan (“the 2013 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group’s business.

Under the 2013 Plan, the maximum number of restricted shares that may be granted is 9,073,732 shares.

As of December 31, 2018, 8,664,980 (2017: 8,664,980) restricted shares were granted to few senior officers.

(1)	5,098,345 of these restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third, and fourth anniversary of the grant date, respectively.

(2)	1,102,430 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(3)	854,405 of these restricted shares will vest over a forty-four month schedule in which one-fourth of the restricted shares shall be vested upon the eighth month, and three-fourth of the restricted shares shall be vested during the remaining thirty-six months.

(4)	689,700 of these restricted shares will vest over a four-year schedule in which half, one-fourth, and one-fourth of the restricted shares shall be vested upon the second, third and fourth anniversary of the grant date, respectively.

(5)	640,100 of these restricted shares will vest over a two-year schedule in which half of the restricted shares shall be vested upon the first and second anniversary of the grant date, respectively.

(6)	160,000 of these restricted shares will vest over a one-year schedule in which all of the restricted shares shall be vested upon the first anniversary of the grant date.

(7)	The remaining 120,000 of these restricted shares will vest immediately upon the grant date.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Share-based compensation (Continued)

2013 share incentive plan (Continued)

A summary of the restricted shares activities under the 2013 Plan for the years ended December 31, 2016, 2017 and 2018 is presented below:

Number of restricted shares
Unvested at January 1, 2016	3,796,398
Vested	(1,520,760)
Forfeited	(561,103)
Unvested at December 31, 2016	1,714,535
Vested and expected to vest at December 31, 2016	1,457,355
Unvested at January 1, 2017	1,714,535
Vested	(996,835)
Forfeited	(129,940)
Unvested at December 31, 2017	587,760
Vested and expected to vest at December 31, 2017	499,596
Unvested at January 1, 2018	587,760
Vested	(525,140)
Forfeited	(28,445)
Unvested at December 31, 2018	34,175
Vested and expected to vest at December 31, 2018	29,049

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2018, total unrecognized compensation expense relating to the restricted shares was USD 421,000. 60,000 restricted shares were issued to non-employees and vested as of December 31, 2017 and 2018.

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

As of December 31, 2018, 14,536,000 restricted shares were granted to certain officers and employees of the Group:

(1)	9,040,500 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant date, respectively.

(2)	5,400,000 restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third and fourth anniversary of the grant date, respectively.

(3)	9,000 restricted shares will vest over a two-year schedule in which half of the restricted shares shall be vested upon the first and second anniversary of the grant date, respectively.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.	Share-based compensation (Continued)

2014 share incentive plan (Continued)

(4)	The remaining 86,500 restricted shares will vest immediately on the grant date.

A summary of the restricted shares activities under the 2014 Plan for the years ended December 31, 2017 and 2018 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2016	5,761,400
Granted	6,749,000	1.12
Vested	(1,262,200)
Forfeited	(971,900)
Unvested at December 31, 2016	10,276,300
Vested and expected to vest at December 31, 2016	8,734,855
Unvested at January 1, 2017	10,276,300
Vested	(2,447,950)
Forfeited	(2,022,000)
Unvested at December 31, 2017	5,806,350
Vested and expected to vest at December 31, 2017	4,935,398
Unvested at January 1, 2018	5,806,350
Vested	(2,086,450)
Forfeited	(243,250)
Unvested at December 31, 2018	3,476,650
Vested and expected to vest at December 31, 2018	2,955,153

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2018, the total unrecognized compensation expense relating to the restricted shares was USD 4,066,000.

Total compensation costs recognized for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Years ended December 31,
(In thousands)	2016	2017	2018
Sales and marketing expenses	98	88	404
General and administrative expenses	6,267	5,800	2,245
Research and development expenses	2,983	2,442	2,645
Total	9,348	8,330	5,294

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.	Basic and diluted net income/ (loss) per share

Basic and diluted net income/ (loss) per share for the years ended December 31, 2016, 2017 and 2018 are calculated as follows:

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Years ended December 31,
	2016	2017	2018
Numerator:
Net loss from continuing operations	(30,806)	(44,216)	(40,793)
Net income from discontinued operations	6,623	6,407	1,303
Net loss	(24,183)	(37,809)	(39,490)
Less: Net (loss) /income attributable to the non-controlling interest	(72)	13	(212)
Net loss attributable to Xunlei Limited’s common shareholders	(24,111)	(37,822)	(39,278)
Numerator of basic net loss per share from continuing operations	(30,734)	(44,229)	(40,581)
Numerator of basic net income per share from discontinued operations	6,623	6,407	1,303
Numerator for diluted loss per share from continuing operations	(30,734)	(44,229)	(40,581)
Numerator for diluted income per share from discontinued operations	6,623	6,407	1,303
Denominator:
Denominator for basic net loss per share-weighted average shares outstanding	334,155,668	331,731,963	334,965,987
Denominator for diluted net loss per share	334,155,668	331,731,963	334,965,987
Basic net loss per share from continuing operations	(0.09)	(0.13)	(0.12)
Basic net income per share from discontinued operations	0.02	0.02	0.00
Diluted net loss per share from continuing operations	(0.09)	(0.13)	(0.12)
Diluted net income per share from discontinued operations	0.02	0.02	0.00

The following common shares equivalents were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	Years ended December 31,
	2016	2017	2018
Share options and restricted shares —weighted average	2,902,950	5,621,418	3,529,058

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Zhuhai Qianyou	Equity investment of the Group
Chuan Wang	Chairman and director of the Company
Shenglong Zou	Co-founder, director and shareholder of the Group
Millet Technology Co., Ltd. (“Xiaomi Technology”)	Company owned by a shareholder of the Group
Vantage Point Global Limited	Shareholder of the Company
Aiden & Jasmine Limited	Shareholder of the Company
Shenzhen Crystal Technology Co., Ltd	Company owned by a Co-founder and director of the Group
Millet Communication Technology Co., Ltd. (“Millet Communication Technology”)	Company owned by a shareholder of the Group
Beijing Xiaomi Mobile Software Co., Ltd. (“Beijing Xiaomi Mobile Software”)	Company owned by a shareholder of the Group
Beijing Millet Payment Technologies Co., Ltd. (“Beijing Millet Payment Technologies”)	Company owned by a shareholder of the Group
Guangzhou Millet Information Service Co., Ltd. (“Guangzhou Millet”)	Company owned by a shareholder of the Group
Shenzhen Xunyi Network Technology Corp., Ltd. (“Shenzhen Xunyi”)	Company operated by few former core members of Xunlei’s web game business

During the years ended December 31, 2016, 2017 and 2018, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2016	2017	2018
Game sharing costs paid and payable to Zhuhai Qianyou	154	84	9
Bandwidth revenue from Xiaomi Technology	316	—	—
Technology service revenue from Xiaomi Technology	1,010	1	—
Bandwidth revenue from Millet Communication Technology	2,483	1,701	—
Bandwidth revenue from Beijing Xiaomi Mobile Software (note a)	—	2,245	4,254
Forum service fees paid and payable to Xiaomi Technology (note b)	—	—	38
Marketing expense to Millet Communication Technology	20	—	—
Advertisement revenue from Guangzhou Millet	—	125	—
Technology service revenue from Beijing Xiaomi Mobile Software (note c)	—	5,803	—
Technology service revenue from Guangzhou Millet (note c)	—	—	3,932
Advertisement revenue from Shenzhen Xunyi (note d)	—	—	493
Bandwidth revenue from Shenzhen Xunyi (note d)	—	—	160
Accrued to Aiden & Jasmine Limited (note e)	54	54	54
Accrued to Vantage Point Global Limited (note e)	146	146	146

Note a:	From 2017, Onething entered into a contract with Beijing Xiaomi Mobile Software for the provision of bandwidth to Beijing Xiaomi Mobile Software at a price benchmarking against market price, based on actual usage.

Note b:	Onething Cloud devices were available for sale on online platform operated by Xiaomi Technology since August 2018. Xiaomi Technology was entitled to receive forum service fees based on a certain percentage of sales on the platform.

Note c:	The Group is entitled to receive a mutually agreed sharing of net advertising revenue covering a period from mid-June 2017 to mid-June 2019, as compensation for technology solution services provided to Beijing Xiaomi Mobile Software and Guangzhou Millet.

Note d:	From 2018, a sales contract was entered into with Shenzhen Xunyi for provision of bandwidth and advertising services at a price benchmarking against market price, based on actual usage.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.	Related party transactions (Continued)

Note e:	In 2014, the Group repurchased 3,860,733 common shares from Aiden & Jasmine Limited for USD 10,879,000 and 10,334,679 common shares from Vantage Point Global Limited for USD29,121,000. According to the repurchase contract, the Company was entitled to an amount (the “Withheld Price”) to withhold any taxes with respect to this repurchase as required under the applicable laws. If the Sellers (Aiden & Jasmine Limited and Vantage Point Global Limited) have not been specifically required by the applicable governmental or regulatory authority to pay any taxes as required under the applicable laws in connection with the repurchase, after the fifth anniversary of the Closing Date, the Company will pay to the Sellers the Withheld Price with a simple interest thereon at the rate of five percent (5%) per annum (the “repayment price”) from the Closing Date. Therefore, the Withheld Price for Aiden & Jasmine Limited and Vantage Point Global Limited was USD 1,125,000 (including interest of USD 37,000) and USD 3,012,000 (including interest of USD 100,000) respectively. The interest accrued in 2018 was USD 54,000 and 146,000 for Aiden & Jasmine Limited and Vantage Point Global Limited respectively.

As of December 31, 2017 and 2018, the amounts due to / from related parties were as follows:

(In thousands)	December 31, 2017	December 31, 2018
Amounts due to related parties
Accounts payable to Zhuhai Qianyou	10	2
Advances from Guangzhou Millet	—	295
Other payable to Aiden & Jasmine Limited	—	1,343
Other payable to Vantage Point Global Limited	—	3,594
Long-term payable to Aiden & Jasmine Limited	1,289	—
Long-term payable to Vantage Point Global Limited	3,448	—

(In thousands)	December 31, 2017	December 31, 2018
Amounts due from related parties
Accounts receivable from Beijing Xiaomi Mobile Software	6,738	783
Accounts receivable from Beijing Millet Payment Technologies	92	175
Accounts receivable from Guangzhou Millet	136	—
Accounts receivable from Xiaomi Technology	—	143
Other receivable from Xiaomi Technology	—	15
Other receivable from Shenzhen Crystal Technology Co., Ltd.	6	6
Other receivable from Shenglong Zou	9	9
Other receivable from Chuan Wang	5	6

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

Under the Corporate Income Tax (“CIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. In accordance with the implementation rules of the CIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% and a “Software Enterprise” (“SE”) is entitled exemption from income taxation for the first two years, counting from the year the enterprise makes profit, and reduction half for the next three years.

Shenzhen Xunlei has been recognized as HNTE and entitled to preferential tax rate of 15% for the years ended December 31, 2016, 2017 and 2018. Onething and Wangwenhua have been recognized as HNTE and entitled to preferential tax rate of 15% for the year ended December 31, 2018.

Xunlei Computer was exempted from EIT for two years commencing from 2013, its first year of profitable operation after offsetting prior years’ tax losses, followed by a 50% reduction for the next three years. During the years ended December 2016 and 2017, Xunlei Computer was eligible for a 50% deduction from a preferential tax rate of 15%. Xunlei Computer has been recognized as HNTE and entitled to preferential tax rate of 15% for the year ended December 31, 2018.

According to a policy of the PRC State tax bureau, enterprises that engage in research and development activities are entitled to claim 175% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year (“R&D Super Deduction”) during the period from January 1, 2018 to December 31, 2020. Shenzhen Xunlei has been claiming R&D Super Deduction in ascertaining its tax assessable profits.

The other PRC subsidiaries and Consolidated VIEs are subject to a 25% EIT rate.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Up to December 31, 2018, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that they have no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued for the years ended December 31, 2016, 2017 and 2018.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22. Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2018, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

Continuing operations	Years ended December 31,
(In thousands)	2016	2017	2018
Current income tax expenses /(benefit)	71	(38)	(471)
Deferred income tax (benefit)/expenses	(2,540)	(2,214)	382
Income tax benefit	(2,469)	(2,252)	(89)

The aggregate amount and per share effect of the tax holidays are as follows:

	Years ended December 31,
	2016	2017	2018
Aggregate dollar effect (In thousands)	(2,234)	(4,102)	(3,776)
Per share effect—basic	(0.01)	(0.01)	(0.01)
Per share effect—diluted	(0.01)	(0.01)	(0.01)

The reconciliation of total tax benefit computed by applying the respective statutory income tax rates to pre-tax loss is as follows:

Continuing operations	Years ended December 31,
(In thousands)	2016	2017	2018
Income tax benefit at PRC statutory rate (based on statutory tax rate applicable to enterprises in China)	(8,319)	(11,617)	(10,384)
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	2,145	1,341	485
Non-deductible expenses	12	32	245
Effect of Super Deduction	(901)	(546)	(881)
Effect of tax holidays or tax concessions	2,234	4,102	3,776
Change in valuation allowance of deferred tax assets	—	6,748	6,720
Effect on deferred tax assets due to change in tax rates	—	—	(167)
Outside basis difference arising from VIE and its subsidiaries in the PRC	(5,743)	(652)	—
Expiration of tax loss	91	—	562
Others	8,012	(1,660)	(445)
Income tax benefit	(2,469)	(2,252)	(89)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22. Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances at December 31, 2017 and 2018 are as follows:

(In thousands)	December 31, 2017	December 31, 2018
Deferred tax assets, non-current portion:
Net operating losses carried forward (note a)	19,246	20,479
Impairment of long-term equity investment	562	1,760
Allowance for advance to suppliers	88	351
Impairment of intangible assets	686	—
Impairment of property and equipment	151	32
Impairment of other receivables	1,938	2,126
Impairment of accounts receivable	—	1,094
Impairment of inventories	—	29
Valuation allowance	(16,599)	(20,181)
Deferred tax assets, non-current portion, net (note b)	6,072	5,690

Deferred tax liabilities, non-current portion:
Deferred credit arising from asset acquisition	—	(1,366)

Note a: As of December 31, 2018, the Group had tax loss carryforwards of USD 10,151,000, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

(In thousands)
2019	2,085
2020	542
2021	—
2022	—
2023 and thereafter	7,524
10,151

Note b: As at December 31, 2017 and 2018, the deferred tax assets and liabilities balances are expected to be recoverable as follows:

Deferred tax assets

(In thousands)	2017	2018
Within one year	6,033	2,092
After one year	39	3,598
	6,072	5,690

Deferred tax liabilities

(In thousands)	2017	2018
Within one year	—	(167)
After one year	—	(1,199)
	—	(1,366)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22. Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2016	2017	2018
Beginning balance	(4,559)	(9,851)	(16,599)
Additions	(5,292)	(6,748)	(3,582)
Write-off	—	—	—
Ending balance	(9,851)	(16,599)	(20,181)

In 2017, valuation allowance was provided for net operating loss carryforwards of Xunlei Networking Technologies (Beijing) Co., Ltd., Xunlei Games, Onething, Beijing Xunjing and Crystal Interactive because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of their future taxable income, and the fact that the five entities were not included in the tax strategy plan. In 2018, valuation allowance was provided for net operating loss carryforwards of Onething, Xunlei Games, Beijing Xunjing and Crystal Interactive because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of Onething’s future taxable income.

As of December 31, 2018, the tax returns of the Group’s subsidiaries, VIE and its subsidiaries since their respective dates of incorporation are still open to examination.

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2017 and 2018.

	Fair value measurements as at December 31, 2017
(In thousands)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents: time deposits with original maturities less than three months	115,534	—	115,534	—
Short term investments:
Investments in financial instruments	138,915	—	138,915	—
	254,449	—	254,449	—

	Fair value measurements as at December 31, 2018
(In thousands)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short term investments:
Investments in financial instruments	196,538	—	196,538	—
	196,538	—	196,538	—

24.	Other income, net

Continuing Operations	Years ended December 31,
(In thousands)	2016	2017	2018
Government subsidy income	2,358	2,788	2,096
Investment income from short-term investments	4,054	4,204	5,817
Dilution gains arising from deemed disposal of investment (note 11)	689	491	—
Investment income/(loss) on disposal of long-term investments (note 11)	626	(187)	—
Investment loss on impairment of long-term investments (note 11)	(1,654)	(596)	(7,794)
Exchange (loss)/gain, net	(354)	(57)	1,216
Settlement income	326	533	414
Others	458	704	1,061
	6,503	7,880	2,810

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.	Commitments and contingencies

Rental commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including any free rental periods.

Total office rental expenses under all operating leases were USD 2,382,000, USD 2,976,000 and USD 3,905,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

Future minimum payments under non-cancellable operating leases of office rental consist of the following as of December 31, 2018:

(In thousands)
2019	6,231
2020	4,527
2021	2,633
13,391

Bandwidth purchase commitments

The Group purchase bandwidth in the PRC under non-cancellable contract expiring on different dates. Payments under purchase of bandwidth are expensed on a straight-line basis over the duration of the respective periods.

Total bandwidth costs for continuing operations were USD 55,135,000, USD 68,441,000 and USD 48,118,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

Future minimum payments under non-cancellable bandwidth contracts consist of the following as of December 31, 2018:

(In thousands)
2019	8,695
2020	366
9,061

Capital commitments

As at December 31, 2018, the Group has unconditional purchase obligations for switchboards, servers, office software and construction in progress that had not been recognized in the amount of USD 23,169,000.

(In thousands)
2019	13,259
2020	9,867
2021	43
23,169

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.	Commitments and contingencies (Continued)

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD 1,669,000, USD 9,453,000 and USD 4,667,000 legal and litigation related expenses for the years ended December 31, 2016, 2017 and 2018, respectively.

Up to April 29, 2019, which is the date when the consolidated financial statements were issued, the Group had 46 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB 81.2 million (USD 12.3 million) which occurred before December 31, 2018 (2017: RMB 112 million (USD 16.76 million)). Of the 46 pending lawsuits, 42 lawsuits were relating to the alleged copyright infringement in the PRC. The Group had accrued for USD 3,846,000 litigation related expenses in ‘‘Accrued liabilities and other payables’’ in the consolidated balance sheet as of December 31, 2018 (2017: USD 1,755,000), which is the most probable and reasonably estimable outcome.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group’s legal counsel. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 46 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. If one or more of these legal matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements for that reporting period could be materially adversely affected.

In May 2014, the Group entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and its members, which are six major U.S. entertainment content providers. In that agreement, the Group agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. Despite the fact that the Group put in place preventive measures, the Group may still be subject to copyright infringement suits. In January 2015, a number of MPAA member studios filed 28 copyright infringement lawsuits against the Group on 28 video products in the Shenzhen Nanshan District Court in China. The court combined these cases into two cases for trial and entered a judgment on both cases on August 21, 2017. The court held, among others, that the Group infringed the plaintiffs’ copyright on 28 video products and were required by the court to compensate the plaintiff for a total of RMB 1.4 million (USD 0.2 million). The Group and MPAA had withdrawn the lawsuit filed with the appellate court and the Group has paid a total of RMB 1.4 million (USD 0.2 million) to MPAA in accordance with the judgement entered by Shenzhen Nanshan District Court in 2018.

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.	Commitments and contingencies (Continued)

Litigation (Continued)

In addition, two putative shareholder class action lawsuits have been filed in the United States District Courts for the Southern District of New York against the Company and certain current and former officers and directors of the Company. Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs allege that certain statements regarding OneCoin in the Company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (RJS) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. The Company filed a motion to dismiss the amended compliant on August 3, 2018. Although legal proceedings are inherently uncertain and their results cannot be predicted, the Group has not been, nor are the Group currently a party to or aware of, any legal proceeding, investigation or claim that, in the view of management, is likely to materially and adversely affect the business, financial position or results of operations.

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

The aggregate loss and distributable reserve of VIE and VIE’s subsidiaries amounted to approximately USD 32,222,000 and USD 67,747,000 respectively as of December 31, 2017 and 2018, which has been included in the consolidated financial statements.

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

As of December 31, 2018, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, patent applications are being examined by the State Intellectual Property Office of the PRC and also patent application is being reviewed by the United States Patent and Trademark Office.

As of December 31, 2018, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories including registered with World Intellectual Property Organization.

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

PRC regulations (Continued)

The following consolidated financial information of the Group’s VIE and its subsidiaries from continuing operations was included in the accompanying consolidated financial statements, before elimination of balances with the Company and its subsidiaries, as of and for the years ended:

	As of December 31,
(In thousands)	2017	2018
Current assets:
Cash and cash equivalents	48,044	47,695
Short-term investments	7,853	10,272
Accounts receivable, net	40,938	20,168
Due from related parties	6,970	1,123
Inventories	3,880	12,332
Prepayments and other current assets	10,963	14,518
Held-for-sale assets	26	—
Total current assets	118,674	106,108
Non-current assets:
Equity method investments	27,428	18,325
Deferred tax assets	4,555	5,033
Property and equipment, net	19,491	14,604
Construction in progress	4,517	6,775
Intangible assets, net	5,511	9,991
Goodwill	21,760	20,717
Other long-term prepayments	1,885	593
Total non-current assets	85,147	76,038
Total assets	203,821	182,146
Current liabilities:
Accounts payable (note a)	68,469	48,276
Due to a related party	10	298
Contract liabilities and deferred income, current portion	27,738	29,794
Income tax payable	3,128	2,437
Accrued liabilities and other payables (note b)	132,322	158,288
Held-for-sale liabilities	822	3,309
Total current liabilities	232,489	242,402
Non-current liabilities:
Contract liabilities and deferred income, non-current portion	2,934	1,850
Deferred tax liabilities	—	1,366
Total non-current liabilities	2,934	3,216
Total liabilities	235,423	245,618

Note a:	The balance included inter-companies balances with the Company and its subsidiaries of USD 18,704,000 and USD 25,703,000 as of December 31, 2017 and 2018, respectively.

Note b:	The balance included inter-companies balances with the Company and its subsidiaries of USD 74,394,000 and USD 118,259,000 as of December 31, 2017 and 2018, respectively.

	Years ended December 31,
(In thousands)	2016	2017	2018
Net revenue from continuing operations	140,236	200,591	231,616
Net loss attributable to Xunlei Limited	(31,196)	(49,339)	(40,728)

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.	Certain risks and concentration (Continued)

PRC regulations (Continued)

	Years ended December 31,
(In thousands)	2016	2017	2018
Net cash provided by/ (used in) operating activities	3,565	(6,992)	7,548
Net cash provided by/(used in) investing activities	1,859	13,463	(7,925)
Net cash provided by financing activities	2,508	1,180	2,096
	7,932	7,651	1,719

Foreign exchange risk

The Group’s financing activities are denominated mainly in USD. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into the RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of the Company’s subsidiaries, consolidated VIE and its subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB.

Concentration of customer risk

The top 10 customers accounted for 18%, 27% and 23% of the net revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

Credit risk

As of December 31, 2017 and 2018, substantially all of the Group’s cash and cash equivalents were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents.

Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess their credit history. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable for the years ended December 31, 2016 and 2017, the addition of allowance for doubtful accounts for the year ended December 31, 2018 was mainly arisen from the CDN service to a customer.

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 2(bb)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 142,487,000 and USD 144,433,000 as of December 31, 2017 and 2018, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIE and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

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

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.	Additional information: condensed financial statements of the Company (Continued)

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2018.

Condensed balance sheets

(In thousands)	December 31, 2017	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	280,196	229,675
Due from subsidiaries and consolidated VIEs	98,129	151,491
Prepayments and other current assets	439	170
Total current assets	378,764	381,336
Non-current assets:
Property, equipment and software, net	1	—
Investments in subsidiaries and consolidated VIEs	17,375	(26,130)
Total assets	396,140	355,206
Liabilities
Current liabilities:
Accounts payable	55	55
Due to subsidiaries and consolidated VIEs	4,079	7,169
Contract liabilities and deferred income, current portion	308	503
Accrued liabilities and other payables	732	2,185
Total current liabilities	5,174	9,912
Non-current liabilities:
Contract liabilities and deferred income, non-current	308	—
Due to related parties, non-current portion	4,737	—
Other long-term payable	925	—
Total liabilities	11,144	9,912
Commitments and contingencies
Shareholders’ equity
Common shares	83	84
Treasury shares 35,233,649 shares as at December 31, 2017 and 32,354,429 shares as at December 31, 2018	9	8
Other shareholders’ equity	384,904	345,203
Total Xunlei Limited’s shareholders’ equity	384,996	345,295
Total liabilities and shareholders’ equity	396,140	355,207
F-63

Xunlei Limited

Notes to consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.	Additional information: condensed financial statements of the Company (Continued)

Condensed statements of operations

	Years ended December 31,
(In thousands)	2016	2017	2018
Cost of revenues	—	—	—
Gross loss	—	—	—
Operating expenses
Sales and marketing expenses	(10)	—	—
General and administrative expenses	(1,193)	(1,153)	(1,483)
Total operating expenses	(1,203)	(1,153)	(1,483)
Operating loss	(1,203)	(1,153)	(1,483)
Interest income	1,521	1,262	879
Interest expense	(239)	(239)	(239)
Other income, net	715	3,308	4,646
(Loss)/income from subsidiaries and consolidated VIE
- Continuing operations	(31,528)	(47,407)	(43,221)
- Discontinued operations	6,623	6,407	139
Loss before income tax	(24,111)	(37,822)	(39,279)
Income tax	—	—	—
Net loss	(24,111)	(37,822)	(39,279)
Net income attributable to the non-controlling interest	—	—	—
Net loss attributable to Xunlei Limited’s common shareholders	(24,111)	(37,822)	(39,279)

Condensed statement of cash flows

	Years ended December 31,
(In thousands)	2016	2017	2018
Cash flows from operating activities
Net cash used in operating activities	(20,312)	(25,333)	(88,309)
Cash flows from investing activities
Net cash generated from investing activities	15,557	32,670	37,788
Cash flows from financing activities
Net cash used in financing activities	(14,260)	(301)	—
Net (decrease) / increase in cash and cash equivalents	(19,015)	7,036	(50,521)
Cash and cash equivalents at beginning of year	292,175	273,160	280,196
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	273,160	280,196	229,675

