Form 20-F
period 2019-12-31
Xunlei Ltd
filed 2020-04-28
CIK 1510593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-35224

Xunlei Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China

(Address of principal executive offices)

Naijiang (Eric) Zhou, Chief Financial Officer

Telephone: +86-755-8633-8443

Email: zhounaijiang@xunlei.com

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered	Ticker symbol
American depositary shares, each representing five common shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)	XNET
Common shares, par value US$0.00025 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 339,165,241 common shares (excluding (i) 20,192,820 common shares that are (a) issued to our depositary bank for the purpose of bulk issuance and (b) repurchased by the company, and (ii) 9,519,144 common shares issued to Leading Advice Holdings Limited, our employee share incentive platform) as of December 31, 2019.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Securities Act.

Yes ☐ No ☐

†  The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.       ☒

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

TABLE OF CONTENTS

i

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

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. Solely for the convenience of the reader, the translations of Renminbi amounts into U.S. dollars contained in this annual report were made at RMB6.9762 to US$1.00, the rate released by the State Administration of Foreign Exchange of the People’s Republic of China on December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You should not place undue reliance on these forward-looking statements and you should read these statements in conjunction with other sections of this annual report, in particular the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, we operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2015, 2016, 2017, 2018 and 2019 have reflected the impact of retrospective adjustments for our divestiture of Xunlei Kankan in July 2015 and web game business in January 2018. Xunlei Kankan and web game business have been classified as discontinued operations. In 2019, we started to operate web game business again under a different business model by cooperating with third parties. Revenues from new web game business has been included in the continuing operations.

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

The following table presents our selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues, net of rebates and discounts	104,837	140,985	201,911	232,132	181,267
Business tax and surcharges	(316)	(779)	(1,328)	(1,528)	(602)
Net revenues	104,521	140,206	200,583	230,604	180,665
Cost of revenues	(59,250)	(79,928)	(117,876)	(115,667)	(99,913)
Gross profit	45,271	60,278	82,707	114,937	80,752
Operating expenses(1)
Research and development expenses	(35,762)	(61,169)	(66,947)	(76,763)	(68,571)
Sales and marketing expenses	(12,411)	(14,601)	(19,888)	(35,322)	(31,820)
General and administrative expenses	(28,619)	(26,010)	(36,517)	(40,833)	(38,930)
Assets impairment loss, net of recoveries	—	—	(13,556)	(6,348)	2,147
Total operating expenses	(76,792)	(101,780)	(136,908)	(159,266)	(137,174)

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$, except for share, per share and per ADS data)
Operating loss	(31,521)	(41,502)	(54,201)	(44,329)	(56,422)
Interest income	5,833	2,158	1,967	1,183	1,897
Interest expense	(239)	(239)	(239)	(239)	(75)
Other income, net	3,627	6,503	7,880	2,810	5,861
Shares of loss from equity investees	(12)	(195)	(1,875)	(307)	—
Loss from continuing operations before income tax	(22,312)	(33,275)	(46,468)	(40,882)	(48,739)
Income tax benefit	3,745	2,469	2,252	89	(4,676)
Loss from continuing operations	(18,567)	(30,806)	(44,216)	(40,793)	(53,415)
Discontinued operations:
Income from discontinued operations	9,008	7,791	7,538	1,533	—
Income tax expenses	(4,907)	(1,168)	(1,131)	(230)	—
Net income from discontinued operations	4,101	6,623	6,407	1,303	—
Net loss	(14,466)	(24,183)	(37,809)	(39,490)	(53,415)
Less: net loss attributable to the non-controlling interest	(1,299)	(72)	13	(212)	(246)
Net loss attributable to Xunlei Limited’s common shareholders	(13,167)	(24,111)	(37,822)	(39,278)	(53,169)
Weighted average number of common shares outstanding
Basic	335,987,595	334,155,668	331,731,963	334,965,987	337,845,675
Diluted	335,987,595	334,155,668	331,731,963	334,965,987	337,845,675
Net loss per share attributable to Xunlei Limited from continuing operations
Basic	(0.05)	(0.09)	(0.13)	(0.12)	(0.16)
Diluted	(0.05)	(0.09)	(0.13)	(0.12)	(0.16)
Net income per share attributable to Xunlei Limited from discontinued operations
Basic	0.01	0.02	0.02	0.00	—
Diluted	0.01	0.02	0.02	0.00	—
Net loss attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic	(0.20)	(0.36)	(0.57)	(0.59)	(0.79)
Diluted	(0.20)	(0.36)	(0.57)	(0.59)	(0.79)

Notes:	We sold our Xunlei Kankan business and web game business in July 2015 and January 2018, respectively. As a result, Xunlei Kankan and web game business are accounted for as discontinued operations and our consolidated statements of operations data in this annual report separate the discontinued operations from our remaining business operations for all years presented. In 2019, we started to operate web game business again under a different business model by cooperating with third parties. Revenues from web game business has been included in the continuing operations.

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$)
Research and development expenses	2,896	2,983	2,442	2,645	2,594
Sales and marketing expenses	131	98	88	404	381
General and administrative expenses	6,701	6,267	5,800	2,245	2,453
Total share-based compensation expenses	9,728	9,348	8,330	5,294	5,428

(2)	Each ADS represents five common shares. Net income/(loss) attributable to holders of common shares of Xunlei Limited per ADS is calculated based on net income/(loss) per share attributable to Xunlei Limited and multiplied by five.

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019.

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	361,777	199,504	233,479	122,930	162,465
Short-term investments	70,328	181,960	138,915	196,538	102,847
Total current assets	457,669	412,305	430,783	362,899	316,583
Total assets	538,361	509,795	533,437	455,431	424,687
Accounts payable	21,736	33,376	49,819	22,629	24,213
Total current liabilities	76,736	93,405	141,696	108,035	111,286
Total liabilities	93,680	103,545	150,600	111,251	129,144
Total shareholders’ equity	446,749	408,238	384,997	345,296	296,878
Non-controlling interest	(2,068)	(1,988)	(2,160)	(1,116)	(1,335)
Total liabilities and shareholders’ equity	538,361	509,795	533,437	455,431	424,687

The following table presents our selected consolidated statements of cash flows data for the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$)
Selected Consolidated Statements of Cash Flows Data:
Net cash generated from/(used in) operating activities	13,764	16,970	(14,216)	(35,608)	(45,649)
Net cash (used in)/generated from investing activities	(54,982)	(158,335)	35,208	(69,357)	79,260
Net cash generated from/(used in) financing activities	5,030	(11,041)	2,561	929	12,177
Net (decrease)/increase in cash and cash equivalents and restricted cash	(36,188)	(152,406)	23,553	(104,036)	45,788
Effect of exchange rates on cash, cash equivalents and restricted cash	(6,310)	(9,867)	10,422	(6,513)	(3,270)
Cash, cash equivalents and restricted cash at beginning of year	404,275	361,777	199,504	233,479	122,930
Cash, cash equivalents and restricted cash at end of year	361,777	199,504	233,479	122,930	165,448

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We launched our then core product, Xunlei Accelerator, in 2004 and cloud acceleration subscription services in 2009 to enable users to quickly access and consume digital media content. Coupled with our core products and services, we also provide a range of internet value-added services. Our cloud acceleration products have maintained nationwide popularity in the past few years. Our business model currently is undergoing significant innovation and continued transition to mobile internet. We have launched several new services and products in recent years, such as cloud computing products and products based on blockchain technology. The evolving business model and expansion into the new services involve new risks and challenges. For example, although our mobile acceleration plug-in has been officially adopted by Xiaomi’s operating systems and installed on Xiaomi phones, we cannot assure you that we will be able to form significant business partnerships with major smartphone makers other than Xiaomi so as to achieve broader acceptance of the Xunlei mobile products. We may also not be able to maintain the rapid growth of revenues from our mobile advertising, from which we generated revenues for the first time in the fourth quarter of 2015. There are also substantial uncertainties with respect to our cloud computing business and blockchain business. The technologies supporting our cloud computing business and blockchain business are new and rapidly evolving. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may experience immediate decline in the growth of our business. In addition, the regulatory environment surrounding these businesses may also be evolving and any unfavorable developments may adversely affect our businesses. Furthermore, the profitability of our new initiatives has yet to be proven. For example, although the blockchain technology is said to be of immeasurable potential, its commercial value is yet to be proved. Despite that we have devoted a significant amount of resources to the development of blockchain technology, we may not be able to realize our expected goals or create sufficient commercial values. As a result, our business, operating results, financial conditions may be significantly and adversely affected.

In addition to uncertainties of our new initiatives, our traditional PC-based download acceleration subscriptions also experienced declines in recent years, partly due to the change of our users’ online behaviors and the ongoing and intensified government scrutiny of internet content in China. Although we are continuously improving our existing products and services and rolling out new products and services to attract our subscribers, our efforts may not be successful. Our subscriber base decreased from 4.4 million as of December 31, 2014 to 4.0 million as of December 31, 2019. See “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers” and “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

We started our blockchain services by creating LinkToken in 2017 and shifted our focus to the development of blockchain infrastructure in 2018. The blockchain industry in China is an emerging industry. The PRC government has yet to establish a comprehensive regulatory framework. The laws and regulations governing the operation of blockchain products and services in China are also rapidly developing and evolving. On January 10, 2019, the Cyberspace Administration of China, or CAC, issued the Provisions on the Administration of Blockchain Information Services, or the Blockchain Provisions, which came into effect on February 15, 2019. Pursuant to the Blockchain Provisions, a blockchain information service provider is required to file particulars of such service provider including its name, service category, service form, application field, and server address with the blockchain information service filing management system managed by the CAC and go through filing procedures within ten business days after it starts to provide services. After completing the filing procedure, the blockchain information service provider should display the filing number in a conspicuous position on the service provider’s websites and applications through which it provides services. Service providers that had already started to provide blockchain information services before the Blockchain Provisions became effective are required to do make-up filings within 20 business days after the Blockchain Provisions became effective. Our subsidiaries providing blockchain information services have completed the filing procedures with relevant regulatory authorities and obtained the filing numbers. However, the operations of our blockchain services are still at an early stage. We may be required to make additional filings if we make further adjustments to our business operations. We cannot assure you that we will always be able to timely obtain or renew relevant permits, approvals or licenses that may be viewed necessary for our blockchain operations. If we fail to maintain any of these required permits, approvals or licenses in a timely manner, or at all, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruptions in our business operations may have a material and adverse effect on our business, results of operations and financial condition.

We transferred our LinkToken operations to an independent third party, LinkChain, in 2019. As the operation of LinkToken is based on blockchain technology, LinkChain, as the operator of LinkToken, is subject to the record-filing requirement according to the Blockchain Provisions. If LinkChain fails to complete the record-filing procedure and obtain the filing number for the LinkToken operations or violates other current and future blockchain regulations, there is a possibility that relevant PRC government authorities may order LinkChain to suspend its LinkToken operations. If that were to happen, users on our OneThing Cloud platform may not be effectively incentivized to contribute their idle bandwidth, storage space and other resources by participating in our OneThing reward program, which would adversely affect on our OneThing Cloud sales and our cloud computing business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our cloud computing services may be materially and adversely affected if our cooperation with LinkChain with respect to LinkToken is terminated.” In addition, the Blockchain Provisions also imposed an array of obligations to the providers of blockchain information services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Blockchain Information Services” for more details. Failure to comply with relevant requirements in the Blockchain Provisions may subject us to administrative penalties such as warning, being ordered to temporarily suspend relevant business operations to rectify within prescribed time period, or fines, or criminal liabilities, depending on which provisions are violated.

Since the blockchain technology and other related technologies are evolving rapidly, new laws, regulations and governmental policies are expected to be adopted from time to time by relevant PRC authorities to impose additional restrictions or require licenses or permits for operating blockchain related business. We are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the blockchain industry will have on our business, financial condition and results of operations. To the extent that we are not able to fully comply with any new laws or regulations when they are promulgated, our business, financial condition and results of operations as well as the price of our ADSs may be materially and adversely affected.

Our cloud computing services may be materially and adversely affected if our cooperation with LinkChain with respect to LinkToken is terminated.

We developed LinkToken, a blockchain-based digital ticket associated with our cloud computing services, in 2017 and designed the OneThing reward program for users of our OneThing Cloud device. By voluntarily participating in the OneThing reward program, users of our OneThing Cloud device are able to be rewarded with LinkTokens. The amount of LinkTokens rewarded to users of our OneThing Cloud device depends on a number of factors while using our OneThing Cloud device. These factors include, without limitation, the size of the bandwidth and storage space users contribute, the length of time online, and the usage of computing resources. Users can use LinkTokens to redeem a variety of products and services offered in the LinkToken Mall. LinkTokens have not been allowed to be transferred among users in China. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information.

In 2018, we entered into an agreement with an independent third party, LinkChain, to transfer of our LinkToken operations and the related assets and liabilities. We completed such transfer in April 2019. After the transfer, LinkChain obtained the exclusive right to operate the LinkToken business inside and outside mainland China, including without limitation, the formulation, amendment and execution of the rules governing the rewarding of LinkToken to users, and the operations of LinkToken Pocket and LinkToken Mall. In connection with the transfer, we also agreed to provide LinkChain with technical support for its LinkToken operations during the transition period. In May 2019, we ceased providing technical support to LinkChain for its LinkToken operations, after which, LinkTokens could no longer be used to exchange for products and services developed by our ThunderChain users on the ThunderChain platform. In June 2019, we entered into supplementary agreements to adjust the considerations LinkChain was obligated to pay. At the same time, we also entered into a service cooperation agreement with LinkChain. Pursuant to such agreement, we agree to pay a monthly service fee to LinkChain for each monthly active user of our OneThing Cloud who participates in OneThing reward program.

We believe that our cooperation with LinkChain after our disposal of LinkToken is able to incentivize LinkChain to design LinkToken rewarding rules in a manner that continuously attracts users of our OneThing Cloud device. However, we have no control over LinkChain and we cannot assure you that LinkChain will certainly be able to operate LinkToken services successfully and continue to attract users of our OneThing Cloud device to contribute bandwidth and computing resources to us. If the user base of our OneThing Cloud device decreases, the amount of bandwidth and computing resources contributed to us will decrease accordingly. If that were to happen, our cloud computing business would be adversely affected.

Even if LinkChain is able to successfully operate LinkToken services on a continuous basis, regulatory uncertainties in connection with LinkToken may also impose potential risks to our cloud computing business. In connection with the LinkToken, two putative shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against our Company and certain current and former officers and directors of our Company, alleging that certain statements regarding OneCoin, later renamed as LinkToken, in our press releases and on a quarterly investor call were false and misleading because, among other things, we failed to disclose that under the PRC law, OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs’ allegations were based on, among other things, the Announcement on Preventing Financing Risks Involved in Token Offerings, which was jointly promulgated by seven PRC regulatory agencies on September 4, 2017 and regulates the initial coin offerings activities in China. Pursuant to the announcement, “fundraising through token offerings” is referred to as a type of fundraising activities where an issuer raises “virtual currencies” such as Bitcoin or Ether from investors through the illegal issuance and subsequent circulation of tokens. Pursuant to the announcement, token fundraising activity is essentially an illegal public fundraising activity without obtaining government’s approval. It is a suspected illegal offering of tokens, illegal offering of securities, illegal fundraising, financial fraud, pyramid scheme, which are criminal offences under the PRC law. The announcement prohibits fundraising activities through token issuance. In September 2019, the U.S. District Judge for the Southern District of New York. Paul A. Crotty dismissed the two consolidated federal securities class actions with prejudice because Xunlei's use of blockchain technology to reward OneCoin (later named as LinkToken) to customers for sharing excess storage and bandwidth did not amount to an initial coin offering and thus did not violate Chinese law. As our LinkToken rewarding program was not illegal, the court concluded Xunlei did not make a misrepresentation or omit material facts in failing to describe the LinkToken rewarding program as an illegal initial coin offering. The court also ruled that the complaint failed to plead facts giving rise to a strong inference of an intent to deceive, manipulate, or defraud.

We do not think that either we, prior to the transfer of LinkToken services to LinkChain, or LinkChain engaged or is engaging in token fundraising activities by virtue of carrying out LinkToken operations, nor do we believe that either we or LinkChain would be deemed to be a token trading platform, which is operated under a completely different business model. Among other reasons, neither our users before we disposed of our LinkToken operations, nor LinkChain’s current users were required, or actually made, financial contributions in any form of virtual currencies to us or LinkChain. LinkTokens have not been allowed to be transferred among users in China. To date, no governmental financial regulators have imposed any administrative penalties against us relating to LinkTokens on the basis that we engaged in token fundraising activities. However, we cannot assure you that relevant PRC authorities would have the same view with us and would not impose regulatory restrictions or penalties on us or on LinkChain. In addition, the laws and regulations governing token fundraising activities in China are still at an early stage. Substantial uncertainties exist regarding the interpretation, implementation and future promulgation of relevant PRC laws and regulations. We cannot rule out the possibility that in the future relevant regulatory authorities would not order LinkChain to terminate LinkToken operation. Were that to happen, our cloud computing services would also be harmed and our results of operations would also be adversely affected.

We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.

Our platform had approximately 88.3 million monthly unique visitors in December 2019 according to our internal record. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

Our number of subscribers experienced a decline in the past partly due to the intensified scrutiny over internet content from the Chinese government, and may experience further downward pressure in the future. With a government campaign against inappropriate internet content launched in April 2014, we have had to increase the monitoring of content on our platform. All the measures we adopt in response to increasing regulatory scrutiny may materially and adversely affect user experience on our platform and make our services less attractive to our subscribers, leading to a decline in the number of subscribers. We saw a reduction in the number of total subscribers of 4.4 million as of December 31, 2014, and permitted temporary suspension of services by about 350,000 existing subscribers as of December 31, 2014. Although the permitted temporary suspension of services gradually reduced to 181,000 existing subscribers as of December 31, 2019, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a further decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

In the long term, even without taking into account the abovementioned government restrictions, we cannot assure you that we would be able to retain our large user or subscriber base. For example, our efforts to provide greater incentives for our users to subscribe, including marketing activities to highlight the value of differentiated subscriber-only services, such as Green Channel, may not continue to succeed. Our subscribers may stop their subscriptions or other spending on our products or services because we no longer serve their needs or if we are unable to offer a satisfying user experience or successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, which would adversely impact our business, results of operations and prospects. In addition, the development of technologies may also render our acceleration technology obsolete. For example, the development of 5G technology significantly increased the speed of wireless mobile communications. Although people generally expect 5G technology would significantly change people’s life, when and how it will happen are yet to be fully demonstrated. The new technology will create new business opportunities, but it may also alter people’s online habits, which may negatively affect on businesses such as our membership subscription and cloud computing products and services.

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

In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain content and games in our network or on one or more of our websites infringe their copyrights or the copyrights of third parties. These notices may threaten to take legal actions against us or request us to cease distribution, marketing or displaying such content or games on our network or websites. As of the date of this annual report, we were involved in 20 copyright lawsuits in China. Almost all of these claims alleged that contents on our network infringed the plaintiffs copyrights. The total amount of damages claimed in these copyright lawsuits is approximately RMB54.2 million (US$7.8 million). See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” While we believe that none of these pending lawsuits are likely to have a material adverse effect on our business, claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, with or without merit, may lead to damage awards and/or court orders, diversion of our management’s attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects.

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

We established a subsidiary in Thailand in July 2018 and started to expand our business into overseas markets. Operating business internationally may expose us to additional risks and uncertainties. As we have very limited experience in operating our business in overseas markets, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively in overseas markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and are subject to a variety of risks, including increased competition, fluctuations in foreign exchange rates, uncertain enforcement of our intellectual property rights, more complex distribution logistics and the complexity of compliance with foreign laws and regulations. Compliance with applicable Chinese and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, environmental laws, labor laws, restrictions on foreign investment, and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by our employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.

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

In addition, user demand for internet content may also shift over time. Currently, internet users appear to have significant demand for multimedia acceleration, online games and online streaming services, and we expect such demand to continue. However, we cannot assure you that the behavior of internet users will not change in the future. For example, it is expected that the development of 5G technology may have certain impacts on mobile internet user’s behavior. If 5G technology reduces our users’ demand for internet acceleration, our membership subscription and cloud computing services will be negatively affected unless we are able to successfully develop alternative products or services to take advantage of new opportunities created by this new technology. If we fail to upgrade our services in response to changes in user demand in an effective and timely manner, the number of our users and advertisers may decrease. Furthermore, changes in technologies and user demand may require substantial capital expenditures in product development and infrastructure. To further expand our user base and offer our users a wider range of access points, we are expanding our business to mobile devices in part through potentially pre-installed acceleration products in mobile phones. In addition, we are continually developing and upgrading products and services, including our cloud computing services, which is expected to utilize the idle capacity of our users, and seeking strategic cooperation with hardware manufacturers such as smartphone makers, which may require significant resources from us. However, if we are not able to perfect our new technologies or to achieve the intended results or if our innovations cannot respond to the needs of our users or if our users are not attracted to our upgraded or new products and services, we may not be able to maintain or expand our user base, and our business, results of operations and prospects may be materially and adversely affected.

Our technologies, business methods and services, including those relating to our resource discovery network, may be subject to third-party patent claims or rights, such as issued patents or pending patent applications, that limit or prevent their use.

We cannot assure you that our technologies, business methods and services, including those relating to our resource discovery network, will be free from claims of patent infringements, and that holders of patents would not seek to enforce such patents against us in China, the United States or any other jurisdictions. For example, we are currently involved in a patent infringement case in China. The plaintiff alleged that our acceleration service infringed the plaintiff’s patent rights. The plaintiff prayed in the complaint for a declaration of infringement. In November 2018, the court dismissed the plaintiff’s all claims. The plaintiff subsequently appealed but its claims were dismissed by the appellate court as well. In March 2020, the plaintiff filed a petition to retrial case. As of the date of this annual report, the court has not decided whether to retry the case. We are currently not involved in any other patent infringement case in China. We believe that our products do not infringe any third-party patents of which we are aware. However, our analysis may have failed to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our business, and our results of operations could be materially and adversely affected.

The intellectual property protection mechanism we have implemented may not be effective or sufficient and may subject us to future litigation or result in our inability to continue providing certain of our existing services in China.

We may not have obtained licenses for all digital media content available via our services and the scope of the licenses we obtained for certain content may not be broad enough to cover all the methods we currently employ to distribute, market or display such content. For digital media content we have lawfully obtained from an authorized licensor, we may not be able to timely detect the expiration of the licensing period of certain of the content available via our services and disable access to such content via our services in a timely manner. We have been involved in litigations based on allegations from rights owners that we have infringed their copyright interests in such content. Assisted by our intellectual property team dedicated to copyright protection, for example, we have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review the contents available on our platform and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content accessible through our resource discovery network and other services, we generally do not seek to identify infringing content absent receiving any notice of infringement. We have successfully completed our sale of Xunlei Kankan to a third party buyer in July 2015. As a result, our exposure to claims in relation to intellectual property has significantly decreased, and we have been adjusting our monitoring procedures in relation to intellectual property and we expect to continue to devote significant resources to the monitoring of content accessible via our core services. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company—A. History and Development of the Company.”

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

In addition, as a publicly listed company, we may be exposed to increased risk of litigation. For example, two putative shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against our company and certain current and former officers and directors of our company: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No. 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs alleged that certain statements regarding OneCoin, which was later named as LinkToken, in our press releases and on a quarterly investor call, were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (PAC) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. We filed a motion to dismiss the amended compliant on August 3, 2018. In September 2019, the U.S. District Judge for the Southern District of New York. Paul A. Crotty dismissed the two consolidated federal securities class action with prejudice because Xunlei's use of blockchain technology to reward OneCoin (later named as LinkToken) to customers for sharing excess storage and bandwidth did not amount to an initial coin offering and thus did not violate Chinese law. As our OneCoin rewarding program was not illegal, the court concluded that we did not make a misrepresentation or omit material facts in failing to describe the OneCoin rewarding program as an illegal initial coin offering. The court also ruled that the complaint failed to plead facts giving rise to a strong inference of an intent to deceive, manipulate, or defraud.

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

Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are important assets for us. Events that are outside of our control may pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in China and some other jurisdictions in which our services are distributed or made available through the internet. Also, the efforts we have made to protect our proprietary rights may not be sufficient or effective. For example, the legal regimes relating to the recognition and enforcement of intellectual property rights in China and South America are particularly limited. Therefore, legal proceedings to enforce our intellectual property in these jurisdictions may progress slowly, during which time infringement may continue largely unimpeded. Countries that have relatively inefficient intellectual property protection and enforcement regimes represent a significant portion of the demand for our products. These factors may make it more challenging for us to enforce our intellectual property rights against infringement. The infringement of our intellectual property rights, particularly in these jurisdictions, may materially harm our business and competitiveness in these markets and elsewhere by reducing our sales, and adversely affecting our results of operations, and diluting our brand or reputation. Any significant impairment of our intellectual property rights could harm our business or our competitiveness. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to conduct our business and harm our results of operations.

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

We also seek to maintain certain intellectual property as trade secrets. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect our trade secrets and other proprietary information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover our trade secrets and proprietary information, in which case we cannot assert such trade secret rights against such parties. Any unauthorized disclosure or independent discovery of our trade secrets would deprive us of the associated competitive advantages. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

The revenue model for our live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We launched our live video streaming services in February 2016. In May 2018, we expanded our live streaming business by launching a live audio streaming product, PeiWan. In September 2019, we started to operate another live video streaming product, BuOu Live, by cooperating with a third party. In 2019, revenue from live streaming business was US$26.9 million, accounting for 14.9% of our total revenues in 2019. The live streaming industry is highly competitive and there are several well-established and successful players in this market. We may not be able to compete effectively with them and realize the growth of our live streaming business continuously. We are not sure whether our products will be accepted by the market and generate/continue to generate revenues as we expected. The user demand may also change, decrease substantially or dissipate and we may fail to anticipate and serve user demands effectively and timely.

Although we factor in industry standards and expected user demand in determining how to optimize virtual item merchandizing effectively, if we fail to properly manage the supply and timing of our virtual items and their appropriate prices, our users may be less likely to purchase these virtual items from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement the virtual items-based revenue model for live streaming, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

We may fail to offer attractive content for our live streaming services, or attract and retain talented and popular broadcasters, which may materially adversely affect the operation of our live streaming services and its results of operations.

We offer live streaming content. Our content library is constantly evolving and growing to meet users’ evolving interests. We actively track viewership growth and community feedback to identify trending content and encourage our broadcasters to create content that caters to users’ constantly changing taste. However, if we fail to continue to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.

In addition, we largely rely on our broadcasters to create high-quality and fun live streaming content. Popular broadcasters are key to the success of our living streaming services. We have in place a comprehensive and effective incentive mechanism to encourage broadcasters to supply content that are attractive to our users. We have also entered into multi-year cooperation agreements that contain exclusivity clauses with popular broadcasters and the talent agencies they cooperate with. However, if any of those broadcasters and/or the talent agencies decides to breach the agreement or chooses not to continue the cooperation with us once the term of the agreement expires, or if we fail to attract new talented and productive broadcasters, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our results of operations and financial condition.

We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, if such content is deemed to violate any PRC laws or regulations, or for improper or fraudulent activities conducted on our platform, and PRC authorities may impose legal sanctions on us and our reputation may be damaged.

Our live streaming services enable users to exchange information and engage in various other online activities. Although we require our broadcasters to register their real name, we are unable to independently verify the accuracy and authenticity of the identity information provided by them. For the registration of users before they become broadcasters, we rely on third-party organizations to verify their identities through mobile phone numbers or ID card number, which may not always be reliable. In addition, we have put in place measures to monitor content on our platform generated by our users, it is impossible for us to detect every piece of inappropriate or illegal content on our platform due to the immense quantity of user-generated content on our platform. Therefore, it is possible that broadcasters and/or users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platforms. If any content on our platforms is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms if they find that we have not adequately managed the content on our platforms.

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

We rely on information technology systems to process, transmit and cache or store electronic information in our day-to-day operations, including customer, employee and company data. The secure processing, maintenance and transmission of this information is critical to our operations and the legal environment surrounding information security, storage, use, processing, disclosure and privacy is demanding with the frequent imposition of new and changing requirements. We also store certain information with third parties. Our information systems and those of our third-party vendors are subjected to computer viruses or other malicious codes, unauthorized access attempts, and cyber- or phishing-attacks and also are vulnerable to an increasing threat of continually evolving cybersecurity risks and external hazards, as well as improper or inadvertent staff behavior, all of which could expose confidential company and personal data systems and information to security breaches. Any such breach could compromise our networks, and the information stored therein could be accessed, publicly disclosed, lost or stolen. Such attacks could result in our intellectual property and other confidential information being lost or stolen, disruption of our operations, and other negative consequences, such as increased costs for security measures or remediation costs, and diversion of management attention. Any actual or perceived access, disclosure or other loss of information or any significant breakdown, intrusion, interruption, cyber-attack or corruption of customer, employee or company data or our failure to comply with federal, state, local and foreign privacy laws or contractual obligations with customers, vendors, payment processors and other third parties, could result in legal claims or proceedings, liability under laws or contracts that protect the privacy of personal information, regulatory penalties, disruption of our operations, and damage to our reputation, all of which could materially adversely affect our business, revenue and competitive position. While we will continue to implement additional protective measures to reduce the risk of and detect cyber-incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. Our protective measures may not protect us against attacks and such attacks could have a significant impact on our business and reputation.

In addition, there has been a trend tightening the regulation of privacy and user data protection globally. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. For example, the National Information Security Standardization Technical Committee issued the latest Standard of Information Security Technology—Personal Information Security Specification, which came into effect in March 2020. Under such standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal information controller should follow the principles of legality, justification and necessity in handling personal information. The personal information controller should obtain a consent from a personal information provider and provide such personal information provider an independent choice when the product or service offered by the personal information controller has multiple functions. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation jointly promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify illegal collection and use of personal information through mobile apps, for the app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance. In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. New privacy laws will continue to come into effect around the world in 2020, with one of the most significant being the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020. Compliance with existing, proposed and recently enacted laws, including implementation of the privacy and process enhancements called for under GDPR, CCPA and regulations from other legislations, can be costly. Any failure to comply with these regulatory standards could subject us to legal and reputational risks. Any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us or company officials, damage our reputation, inhibit sales, and otherwise adversely affect our business.

If we fail to retain existing advertisers or attract new advertisers, our revenues may be materially and adversely affected.

We realized growth of the revenue from our online advertising services from US$16.9 million in 2016 to US$27.8 million in 2018. However, revenue from our online advertising service in 2019 decreased to US$15.6 million, primarily because there was a decreased demand for our online advertising services in the mobile gaming industry in 2019. We cannot assure you that we can continue to retain our advertising agencies and advertisers or attract new advertising agencies and advertisers. The number of advertisers that use our online advertising services, including third-party advertising platforms that we cooperate with, has been decreasing since 2014 and such number further decreased to 71 in 2019. If we cannot retain our existing advertisers or develop new advertisers in the future, our revenues generated from online advertising will be materially and negatively affected. Since our arrangements with third-party advertising agencies are typically one-year framework agreements, such advertising arrangements may be easily amended or terminated without incurring liabilities.

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

If we violate, or a platform provider believes we have violated its terms of service (or if there is any change or deterioration in our relationship with these platform providers), that platform provider could limit or discontinue our access to the platform. A platform provider could also limit or discontinue our access to the platform if it establishes more favorable relationships with one or more of our competitors or it determines that we are a competitor. Any limit of, or discontinuation to, our access to any platform could adversely affect our business, financial condition or results of operations. In September 2016, all of our mobile applications, including Mobile Xunlei, were removed from Apple’s iOS App Store as a result of alleged possible violations of the developer license agreement between Apple and us. After a prolonged negotiation, Apple agreed that we can relaunch our mobile applications, including Mobile Xunlei, on Apple’s iOS App Store as long as our mobile applications comply with Apple’s policies for launching mobile applications on App Store and pass Apple’s scrutinization. We are currently testing our mobile applications and will launch our mobile applications after we complete such testing. We cannot assure you that future efforts to re-launch Mobile Xunlei or our other mobile applications on the iOS App Store will be successful. This will most likely prevent prospective users and existing users from accessing or renewing our services through Apple devices. It is impossible for us to predict the impact in the longer run if Apple continues to deny our mobile applications. Furthermore, other app stores also have the right to update their store policies and if we are deemed to violate its policy and our mobile application are removed from other app stores at the same time, this may significantly harm our mobile strategy.

We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial conditions and results of operations.

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

We are advised by our PRC legal counsel that a license for online transmission of audio-visual programs is required for the display of video content, including live streaming content, on our platform. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online transmission of audio-visual programs.” We used to be a registered owner of such license when we were operating Xunlei Kankan business. However, when we disposed of Xunlei Kankan business to a purchaser in July 2015, the registered owner of such license was also changed to the purchaser. After the disposal, Shenzhen Wangwenhua started to operate a live streaming business and a short video business. As advised by our PRC legal counsel, a license for online transmission of audio-visual programs is required for operating short video business and live streaming business. In June 2018, Shenzhen Wangwenhua acquired 80% of the equity interest of Henan Tourism Information Co., Ltd., or Henan Tourism, from an independent third party. Henan Tourism is a registered owner of the license for online transmission of audio-visual programs. However, Shenzhen Wangwenhua, the entity that operates both license-required businesses, is not a registered owner of the license for online transmission of audio-visual programs. As a result, relevant PRC government authorities may find that we are operating license-required business without obtaining a proper license, and thus may issue warnings, order us to rectify our violating operations and impose fines on us. In the case of serious violations as determined by relevant authorities at its discretion, they may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times of the amount of the total investment in such operations.

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

Furthermore, we cannot assure you that our third-party services providers have obtained or applied for all the permits and licenses required for providing relevant services for us. For example, we cooperated with different third-party services providers to provide Internet Data Center (IDC) and Internet Service Provider (ISP) services for our CDN services. As PRC laws and regulations require the IDC and ISP services providers to obtain the corresponding IDC licenses and ISP licenses, we normally require our relevant third-party services providers to obtain such licenses. However, we cannot assure you that these third-party services providers are able to obtain or maintain the required licenses in a timely manner or at all. If our third-party services providers fail to obtain or maintain relevant approvals, licenses or permits required for operating such businesses, our third-party services providers could be subject to liabilities, penalties and operational disruptions. Even if these service providers are able to maintain proper licenses, it is possible that the services and bandwidth resources they provide may not meet our requirements. As a result, our business could be materially and adversely affected if we are unable to find suitable alternative third-party services providers in a timely manner or at all.

Concerns about collection and use of personal data could damage our reputation, deter current and potential users from using our services and substantially harm our business and results of operations.

Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries, VIE and its subsidiaries are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without such users’ consent. Relevant laws and regulations also require internet operators to take measures to ensure confidentiality of users’ information. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on internet privacy.” In November 2019, the MIIT issued the Notice on Carrying Out the Special Rectification of App Infringement on Users' Rights and Interests. Based on such notice, the MIIT required a number of mobile apps to be removed from application stores as these apps infringed users’ rights and interests and rectifications cannot be completed within a specified period of time. In early 2020, the MIIT also notified application stores to suspend downloading three mobile apps as these apps cannot complete rectification within a specified period of time.

To comply with relevant laws and regulations, we periodically review our privacy policies and amend as needed based on the development and changes of our business to ensure that we collect, use or process any of our users’ personal information after we obtain users’ prior consent. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply with relevant laws and regulations may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving and concerns about the security of personal data could also lead to a decline in general usage of our products and services, which could lead to lower user numbers. For example, if the PRC government authorities require real-name registration by our users, our user numbers may decrease and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related business and companies.” In addition, we may become subject to the data protection or personal privacy laws of jurisdictions outside of China, where more stringent requirements may be imposed on us and we may have to allocate more resources to comply with the legal requirements, and our user numbers may further decrease. A significant reduction in user numbers could have a material adverse effect on our business, financial condition and results of operations.

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

To date, we have financed our operations primarily by using our existing internal cash reserves and borrowing bank loans. If we fail to retain a sufficient number of users and continue to convert such users into paying users or subscribers, we may not be able to generate sufficient revenues to cover our business development strategies, including our continued transition to mobile internet and the continued expansion of our cloud computing business, and our business may be materially and adversely affected.

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

We generate a vast majority of our advertising revenue from a limited number of third-party advertising platforms such as Guangdiantong. We typically enter into advertising agreements with third-party advertising platforms. Under these agreements, advertising fees are paid to us by the advertising platforms after we deliver our services. In addition to our online advertising services, we also generated a large portion of our revenue from the sales of CDN to our customers in 2019. As of December 31, 2019, we have a considerable portion of accounts receivable arising from the sales of CDN. Thus, the financial soundness of our advertisers and advertising agencies, as well as our customers purchasing CDN from us may affect our collection of accounts receivable. We make a credit assessment of our advertisers, advertising agencies and our CDN purchasers to evaluate the collectability of these service fees before entering into any business contracts. However, we cannot assure you that we will always be able to accurately assess the creditworthiness of each advertising agency, advertiser or CDN purchaser, as applicable. Any inability of advertisers, advertising agencies or CDN purchasers, especially those that accounted for a significant percentage of our amounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. For example, we made a provision for our accounts receivable of US$7.6 million in 2018 due to a CDN purchaser’s prolonged overdue payment and its shutdown of operation. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that we have business relationships with demand higher rebates for their agency services, our results of operations will be materially and adversely affected.

We had net operating cash outflows in 2017, 2018, and 2019 and may be subject to liquidity pressure in the future if we cannot generate sufficient cash from our operating activities in the future.

We had net operating cash outflows of US$14.2 million, US$35.6 million and US$45.6 million in 2017, 2018 and 2019. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating activities” for reasons of such net operating cash outflows. We cannot guarantee we will always be able to generate positive and sufficient cash flows from operating activities in the future. If we have negative cash flows from operating activities in the future, our business, results of operations and liquidity may be adversely affected.

In addition, we are constructing a building which will be used as our research and development center and headquarters. We planned to invest a total of RMB600.0 million (US$86.0 million) for this construction project. In 2019, we entered into a loan facility agreement with a commercial bank to finance the construction project. The land use right and the building under construction were mortgaged to the bank and one of our subsidiaries also provided a guarantee to the bank. The maximum amount of loans we are able to take out is RMB400.0 million (US$57.3 million). In 2019, we took out RMB79.0 million (US$11.3 million). We plan to take out the remaining RMB321.0 million (US$46.0 million) in the near future depending on the progress of the construction project. Although we had cash, cash equivalents and short-term investments of US$265.3 million as of December 31, 2019, we may be under liquidity pressure if we are unable to generate sufficient cash from our operating activities in the future or if the actual cost of the construction project goes beyond our estimated costs. In addition, we planned to complete the construction by 2021 and relocate to the new building afterwards. However, we cannot assure you that we will definitely be able to complete the construction by then due to a number of factors that are beyond our control including outbreak of pandemic, weather conditions, force majeure, labor disputes and government regulations. For example, the completion of the construction project is subject to government approval. We cannot guarantee you that relevant government authorities will grant us approval in our expected timeline. If we are unable to move into the new building as in our expected timeline, we will have to continue to pay office rental expenses. In addition, we may lease certain floors of the building to other parties and use the rental we receive to pay loan interest. If the new building cannot be put into use in our expected timeline, we will have to pay loan interest from our existing cash, which will increase our liquidity pressure. In the worst case scenario, if we are unable to repay the loan, the bank may foreclose our building. As a result, we may have to rent other office space to continue our business operations and incur additional costs. Furthermore, we engaged a reputable national construction company to construct the building and a professional real estate consulting firm to manage the process. Disputes between construction company/real estate consulting firm/other construction service providers and us may arise during the construction process, which may cause delay to the completion of the construction project. If disputes materialize, we may have to initiate lawsuits or be sued. The lawsuit may divert our management’s attention and subject us to additional costs.

We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.

After we disposed of our web game business and discontinued PC-based MMOGs business in 2018, we only operated mobile games under our online game business. In 2019, we started to cooperate with a third party to operate web game business under a business model different from our previous web game business. Under the new web game business model, we do not engage directly in the operation and maintenance of web games. Instead, we collaborate with a third-party online game provider and grant such online game provider an exclusive right to provide our users with an array of web games on our Xunlei game center website. Our users are able to play these web games by logging into their Xunlei accounts and use the payment channels we provide to make payments when purchasing virtual items in those games. See “Item 4. Information on the Company—B. Business Overview—Our platform—Online game services.”

Operating online games in China requires several permits and approvals. For example, as advised by our PRC legal counsel, a VATS License is required for operating online games and an internet publication license is required for operating internet publishing services, which is defined as offering internet publications to the public through the internet. Our online game operating subsidiaries have obtained the VATS License for operating our online games, but have not obtained the internet publishing services license. Based on our consultation with the responsible government authority, since our online game operating subsidiaries are only operators of online games or only provide a platform for online game operations, they are not required to obtain the internet publishing services license. Therefore our online game operating subsidiaries have not obtained the internet publishing services license. However, we cannot rule out the possibility that relevant government authorities may in future take the view that our online game operating subsidiaries are required to obtain the internet publishing services license and thus penalize us for operating online game business without a proper license. If that were to happen, we would be subject to orders to the shut-up the website or delete all relevant online publications, confiscation of illegal income and major equipment or fines. In addition, according to relevant regulations, an online game has to be scrutinized by and obtain an approval number (ISBN number) from the SAPPRFT before it is allowed to be launched online. In our cooperation with online game providers, we require that ISBN numbers have to be obtained for the online games within the scope of our cooperation. However, as we are not the developers or publishers of those online games, we cannot assure you that the ISBN numbers of those online games are obtained strictly in compliance with relevant legal requirements and procedures without any defects or relevant amendment filings are made in compliance with relevant legal requirements. If the ISBN numbers are obtained not in compliance with relevant laws and regulations or amendment filings are not made timely, relevant government authorities may impose fines on us, confiscate our income generated from operating such online games and require us to delete all relevant online publications or discontinue our online game business.

In addition, relevant PRC laws and regulations require that contents of online games are prohibited to advocate cult, superstition, obscenity, pornography, gambling or violence, or abet commission of crime. As we are not the developers of the online games we operate, we cannot assure you that the contents of the online games we operate are fully in compliance with such requirement. Failure to comply with relevant PRC laws and regulations may subject us to liability, administrative actions or penalties imposed by relevant PRC authorities. The imposition of any of these penalties may result in a material and adverse effect on our ability to operate our online game business and our results of operations. As we do not have control over the contents of the online games we operate, we cannot assure you that we will not be subject to any intellectual property infringement claims or misappropriation claims. As of the date of this annual report, we were not involved in any lawsuits relating to the online games we operate. Defending those claims, with or without merits, could be costly and time-consuming, and diverge our management’s attention. If we or our third-party online game providers lose the cases, we may be required to compensate a large amount of damages or immediately discontinue the operation of relevant online games. If we are unable to find alternative solutions on commercially reasonable terms on a timely basis, our online game business, reputation and results of operations may be materially and adversely affected.

In October 2019, General Administration of Press and Publication issued the Notice by the General Administration of Press and Publication of Preventing Minors from Indulging in Online Games, or Anti-indulgence Notice, which imposed an array of restrictive measures to prevent underage users to indulge in online games. For example, game operators are not allowed to provide underage users with any form of access to online games during the period from 22:00 p.m. each day to 8:00 a.m. of the next day and the total length of time for game operators to provide underage users with access to online games cannot exceed three hours a day during statutory holidays or 1.5 hours a day on days other than statutory holidays. The Anti-indulgence Notice also requires game operators to implement the real-name registration system for players of online games and take effective measures to restrict underage players from using paid services that are inconsistent with their capacity for civil conduct. We have implemented a real-name registration system for our online games. Game operators or developers of the online games on our platform are able to access to our real-name registration system and implement their anti-indulgence measures based on the identify information in our system. We have also developed our own anti-indulgence system pursuant to the Anti-indulgence Notice and started to implement such system for new mobile games that we offered in collaboration with third parties since April 2020. For mobile games that we offered in collaboration with third parties prior to April 2020, we are currently working with corresponding third parties to implement such system. We cannot rule out the possibility that relevant regulatory authorities may view as failing to implement anti-indulgence measures pursuant to the Anti-indulgence Notice in a timely manner and thus penalize us. With respect to our web game business, we only make those games available on our Xunlei game center website and provide a payment channel for users to make payments when purchasing virtual items in those games, and we are not responsible for daily maintenance and operation of those games. As a result, we normally require third parties cooperating with us to implement anti-indulgence measures pursuant to the Anti-indulgence Notice. If any third-party online game operators or developers fail to implement anti-indulgence measures that meet the requirements of the Anti-indulgence Notice, we may have joint and several liabilities and thus be subject to administrative penalties. Penalties under the Anti-indulgence Notice include fines and other penalties such as taking corrective actions during specified periods, shutting down of our online games operations and license revocation due to the fact that we did not implement those restrictions pursuant to the Anti-indulgence Notice. If any of the above were to happen, our online game business and our results of operations would be negatively affected.

We operate in a competitive market and may not be able to compete effectively.

We face significant competition in different areas of our business. Some of our existing or potential competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities and making acquisitions. For example, in the cloud computing sector, we face existing intensive competition from leading Chinese internet companies such as Alibaba and Tencent. They generally have a stronger competitive position and have more resources and technological capability to compete in this sector. We cannot guarantee you that we will certainly be able to compete effectively with them and continuously increase our market share or maintain our existing market share. In the cloud acceleration sector, although we currently have a niche market in China for cloud acceleration products and services, we cannot guarantee that we will be able to maintain our established position in the future. We may face competition from leading Chinese internet companies if they start to allocate resources and focus on the development in this business sector or from startups who may develop similar or alternative products. With more entrants into the cloud acceleration business, aggressive price cutting by competitors may result in the loss of our existing subscribers. We may have to take actions to retain our user base and attract more subscribers at significant cost, including upgrading and developing existing and new products and services in order to meet users’ changing demand, but we cannot assure you that such efforts will succeed, especially given the tightening control over internet content by the Chinese government. See “—If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected” and “—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.” If we are unable to effectively compete in any aspect of our business, our business, financial condition and results of operations may be materially and adversely effected.

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

To fulfill these monitoring functions specified by the PRC laws and regulations set forth above, we have taken several measures. In almost all of our advertising agreements, we require the advertising agencies or advertisers that entered into agreements with us: (i) ensure the advertising content provided to us is true, accurate and in full compliance with PRC laws and regulations; (ii) ensure such content does not infringe any third-party’s rights and interests; and (iii) indemnify us for any liabilities arising from such advertising content. In addition, a team of our employees reviews advertising materials to ensure the content does not violate relevant laws and regulations before displaying such advertisements. If we find that any advertisement is not in compliance with relevant legal requirements, we will not place those advertisements on our websites and platform. However, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition and results of operations.

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

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. We adopted a share incentive plan on December 30, 2010, or the 2010 Plan, a second share incentive plan on November 18, 2013, as supplemented, or the 2013 Plan, and a third share incentive plan on April 24, 2014, as supplemented, or the 2014 plan. Under the 2010 Plan, we are authorized to issue a maximum number of 26,822,828 common shares of our company upon exercise of the options or other types of awards (excluding an aggregate of 8,410,200 shares already issued to the directors who are our founders upon exercise of founder options, which were not granted pursuant to the 2010 Plan). Under the 2010 Plan, we have granted to certain executive officers and other employees options (excluding those forfeited) to purchase a total of 10,978,050 common shares as of March 31, 2020, among which 10,000 were outstanding as of the same date. In addition, we have also granted 7,369,315 restricted shares (excluding those forfeited) under the 2010 Plan as of March 31, 2020. Under the 2013 Plan, we are authorized to issue a maximum number of 9,073,732 common shares to members of our senior management, counsel or consultant to our company. As of March 31, 2020, 7,067,230 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan. Under the 2014 Plan, we are authorized to issue a maximum number of 14,195,412 common shares to our directors, officers, employees and advisors or consultants to our company. As of March 31, 2020, 9,263,350 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2014 Plan. As of March 31, 2020, our unrecognized share-based compensation expenses relating to the awards granted under each of the 2010 Plan, the 2013 Plan and the 2014 Plan amounted to US$8.0 million, nil and US$0.4 million, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans” for details.

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

Our success depends on the continual efforts and services of our senior management team. If one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us for whatever reasons, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel in our industry is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement (including a non-compete provision) with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system.

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

Any misconduct of our employees may negatively affect our reputation and corporate image, which in turn may adversely affect our business and prospects.

We believe that maintaining and enhancing our reputation and corporate image is of significant importance to the success of our business. If any of our employees engaged in any misconduct, whether or not related to the employee's work at our company, it may negatively affect our reputation and corporate image. Historically, there has been negative publicity about our company and our management, which adversely affected our brand, public image and reputation. A member of our senior management team who is also our director was subject to certain legal sanctions in China in the past due to copyright infringement activities when working at another company unrelated to us. Even though the infringement activities took place a number of years before the executive joined our company and had nothing to do with us, the past misconduct of the executive and the sanctions he was subject to may negatively affect our reputation and corporate image, which in turn may adversely affect our business and prospects. As part of our internal compliance procedures, we routinely conduct internal audits and inspections, including exit interviews and audits, on current and former employees. Any misconduct by our current or former employees uncovered from such compliance procedures, whether the misconduct relates to the employees' work with us, would potentially have material adverse impact on our reputation, results of operations, financial performance or future prospectus. In addition, we may also face disputes with former or current disgruntled employees. Any allegations against us, with or without merits, may negatively affect our reputation and corporate image.

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

Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on financings available to us. In addition, COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The unstable economy affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the global financial and economic fluctuations and slowdown of Chinese economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations, financial condition, and prospects would be materially and adversely affected by any severe or prolonged slowdown in the global or Chinese economy.

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

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud or fail to meet our reporting obligations, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. As we are not an emerging growth company anymore, we are now subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, also attested that our internal control over financial reporting is effective. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

In addition, our business could be materially and adversely affected by the outbreak of pandemics such as influenza A (H1N1), avian influenza, H7N9, severe acute respiratory syndrome (SARS) or other epidemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our business partners, including our advertisers, and otherwise reduce the activity levels of our work force and the work force of our business partners, causing a material and adverse effect on our business operations. During the outbreak of COVID-19, the Chinese government took a number of actions in an effort to contain the virus, including extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had the coronavirus, asking people to remain at home and to avoid gathering in public. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. In response to the epidemic, we also made remote working arrangement and suspended our offline work and all our business travels to ensure the safety and health of our employees. As a result, our customer service capacity was compromised which might have adversely affected our users’ experience. In addition, we strictly followed the prophylactic measures and guidelines issued by the local government authorities. As of the date of this annual report, we had resumed offline work, but we still could not travel as freely as we did prior to the pandemic for business development.

The measures we took to cope with the COVID-19 reduced our business operation capacity and may also negatively affect our business operations in the future. As the COVID-19 has become a global health crisis and caused huge negative impact on the Chinese economy and the global economy, our users and business partners may be negatively affected, and thus there might be decreases in demand for our products or services. For example, if the COVID-19 results in higher unemployment, people’s disposable income may reduce, which in turn will result in their unwillingness or inability to pay for our products and services. Further, we have equity investments in a number of private companies and COVID-19 may make some or all of them insolvent and hence lead to investment write-offs by us. There are many uncertainties regarding the COVID-19 pandemic, including the anticipated duration of the pandemic, and the extent of local and worldwide social, political, and economic disruption it may cause. It is also uncertain whether or not COVID-19 or a mutated version of the coronavirus will return in the future. While, to our knowledge, the COVID-19 pandemic has not materially and adversely impacted our business, operations, or financial results as of the date of this annual report, it may have far-reaching impact, directly and indirectly, on many aspects of our operations, including potential impact on our customers, product users, suppliers, employees, cooperation partners, and the market in general, and the scope and nature of the impact continue to evolve. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions. We will continue to monitor and assess the development of the COVID-19 pandemic and intend to make adjustments to our business accordingly.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online game and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers, other than e-commerce service providers, may not exceed 50%, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service, internet news service, and online transmission of audio-visual programs service. We are a Cayman Islands company and Giganology (Shenzhen) Ltd., or Giganology Shenzhen and Xunlei Computer (Shenzhen) Co., Ltd., or Xunlei Computer, our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei or its subsidiaries hold the licenses and permits necessary to conduct our resource discovery network, online advertising, online games, cloud computing and related businesses in China, and Shenzhen Xunlei hold various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to exercise effective control over Shenzhen Xunlei and Shenzhen Xunlei’s operating subsidiaries and hence treat them as our consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Since PRC laws restrict foreign equity ownership in companies engaged in internet business in China, we rely on contractual arrangements with Shenzhen Xunlei, our VIE, and the shareholders of Shenzhen Xunlei to operate our business in China. If we had direct ownership of Shenzhen Xunlei, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, our operating contract with Shenzhen Xunlei has an initial term of ten years and an extended term of ten years since 2016. The operating contract is subject to Giganology Shenzhen’s unilateral termination right and may be extended as requested by Giganology Shenzhen. In general, none of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date. However, the shareholders of Shenzhen Xunlei may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial contract term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to our contractual arrangements with Shenzhen Xunlei and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business” and “Item 4. Information on the Company—C. Organizational Structure.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over Shenzhen Xunlei.

Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Shenzhen Xunlei or its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. As of the date of this annual report, Mr. Sean Shenglong Zou, our co-founder and director, owned 76% of the equity interest in Shenzhen Xunlei, our variable interest entity. Under the equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders’ performance of their respective obligations under the related contractual arrangements. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. Pursuant to the contractual arrangements, we have the right to replace any shareholders of Shenzhen Xunlei at any time. For example, if any of the shareholders of Shenzhen Xunlei refuses or fails to perform his or her obligations under the contractual arrangements due to his or her significant equity interest in Shenzhen Xunlei and his or her relatively smaller percentage of equity interest in our Company, we can enforce the contractual arrangements and transfer his or her equity interests to another appointee of Giganology Shenzhen. However, we cannot assure you that such transfer can be implemented successfully. As a result, there are risks that we might not be able to have an effective control over our variable interest entity in the future.

Moreover, the exercise of call options under the equity interest disposal agreement, the intellectual properties purchase option agreement and certain other contractual arrangements will be subject to the review and approval of competent governmental authorities and incur additional expenses.

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

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, our variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2019, we had cash or cash equivalents of approximately RMB322.9 million (US$46.3 million) and US$106.2 million located within the PRC, of which RMB169.5 million (US$24.3 million) and US$10.5 million is held by Shenzhen Xunlei and its subsidiaries. We also have restricted cash of RMB 20.8 million (US$3.0 million) as of December 31, 2019. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

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

On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.

China has strict regulations governing telecommunication service providers, internet and wireless access and the distribution of news and other information. Under these regulations, internet content providers, or ICPs, like us are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations. If an ICP finds that prohibited content is transmitted on its website or stored in its system, it must terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could lead to the revocation of the VATS License, which is required for our ICP services and other required licenses and the closure of the offending websites, and cloud network operators or website operators may also be held liable for prohibited content displayed on, retrieved from or linked to such network or website. We monitor digital media contents on our platform and periodically review and inspect whether there are contents that violate relevant PRC laws and regulations. However, we cannot assure you that we will always be able to identify and remove in a timely manner all digital media contents on our platform that violate relevant PRC laws and regulations. If we fail to timely remove relevant contents, we may be subject to relevant legal liabilities. In addition, efforts to constantly self-monitor in order to comply with these requirements could negatively impact user experience and lead to a decline in user numbers.

The Chinese government intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in subscriber numbers in the past few years. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. In December 2018, the Office of the Central Cyberspace Affairs Commission of China, or CAC, launched a campaign against illegal activities and inappropriate content on mobile apps and undertook restrictive measures against thousands of mobile apps, including suspension of mobile app operations for an indefinite period of time or permanently shutting down the mobile app operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. To date, we have deleted millions of cached files, blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. In addition, we permitted temporary suspension of services by about 181,000 existing subscribers as of the end of 2019. We may experience still further decline in user and subscriber numbers as we continue in our efforts to comply with the rules and regulations of the Chinese government.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	We only have contractual control over our resource discovery network and cloud computing. We do not own the resource discovery network and cloud computing due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision or CDN services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

•	New laws and regulations may be promulgated that will regulate internet activities, including live streaming, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

Subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us, especially if the Chinese government continues to maintain or strengthen its heightened scrutiny on internet content in China. We may not be able to control or restrict all of the digital media content generated. transmitted or placed on our network by our users, despite our attempt to monitor and filter such content. To the extent that regulatory authorities find any portion of our content on our network or website objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from prohibited content displayed on, retrieved from or uploaded to our network or website, including a suspension or shutdown of our operations. The enforcement activities may be intensified in connection with any ongoing government campaigns. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. If we receive a public warning from the relevant government authorities or our licenses for acceleration services are revoked, our reputation would be harmed and if the operation of our acceleration services or other products is suspended or shut down entirely or in part, our revenues and results of operation may be materially and adversely affected. Furthermore, the internal compliance investigation and the removal of content may have a material impact on our cloud acceleration services, which in turn may lead to a decrease in users and have an adverse effect on our revenues and results of operations. To date, we have not been able to quantify the magnitude and extent of such impact.

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

Non-compliance with the laws or regulations governing virtual currency may result in penalties that could have a material adverse effect on our live streaming business and results of operations.

The Notice on the Reinforcement of the Administration of Online Games issued by the Ministry of Culture and other governmental authorities on February 15, 2007 directs the People’s Bank of China to strengthen the administration of virtual currency to avoid any adverse impact on the PRC economic and financial system. This notice provides that the total amount of virtual currency issued by an operator and the amount of purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. We created virtual currency “Golden Coins” for the operation of our live streaming services. Users can purchase “Golden Coins” from us so that they can purchase virtual gifts on our living streaming platforms to reward broadcasters they like. “Golden Coins” can also be used to purchase other value-added services on our live streaming platforms. Other than virtual gifts and value-added services, “Golden Coins” cannot be used for any other purposes.

On June 4, 2009, the Ministry of Culture and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. The Virtual Currency Notice requires that the operators who engage in issuance of online game virtual currency or offering of online game virtual currency transaction services shall apply for approval from the MOC through its provincial branches. The term “virtual currency” is widely used in the live streaming industry, such term as used in the live streaming industry does not fall under the definition under the Virtual Currency Notice. Although we do not think Virtual Currency Notice applies to the operation of our live streaming platform, given the wide discretion of relevant governmental authorities and uncertainties in the regulatory environment, we cannot assure you that relevant governmental authorities will not in the future interpret the Virtual Currency Notice in a different way and subject our operation to the scope of the Virtual Currency Notice or issue new rules to regulate the virtual currency in our industry. In that case, our operation may be adversely affected.

Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase our user base.

The PRC government has, in recent years, intensified regulation on various aspects of the internet industry in China. For example, in January 2011, MIIT and seven other PRC central government authorities jointly issued a circular entitled Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games, under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing their online games and are required to monitor online game activities of minors and suspend the accounts of minors if so required by their parents or guardians. In October 2019, General Administration of Press and Publication issued the Anti-indulgence Notice which imposed an array of restrictions on online game operators to prevent underage users from indulging in online games. The Anti-indulgence Notice also requires online game operators to take effective measures to restrict minors from using paid services that are inconsistent with their capacity for civil conduct. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on anti-fatigue system, real-name registration system and parental guardianship project.” While we support these measures, these restrictions could also limit our ability to grow our user base for our online game business. Furthermore, if these restrictions are expanded to apply to adult game players in the future, our ability to grow our user base could be further limited and online games business could be materially and adversely affected.

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

Fluctuations in exchange rates may have a material adverse effect on our results of operations and the value of your investment.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by changes in political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Our financial statements are expressed in U.S. dollars, and most of our assets, costs and expenses are denominated in Renminbi. Substantially all of our revenues were denominated in Renminbi. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial positions, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant appreciation or depreciation in the value of the RMB relative to U.S. dollars would significantly reduce the U.S. dollar equivalent of our earnings regardless of any underlying change in our business or results of operations, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Among other things, the M&A Rules and certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended by the State Council on September 18, 2018, are triggered. Moreover, the Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and took effect on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the Ministry of Commerce before they can be completed. In addition, according to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current definitive plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

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

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE regulations. Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang have completed the initial registration with the local SAFE branch as required by the SAFE regulations. However, we cannot assure you that these PRC resident shareholders have completed and will complete all subsequent amendment registrations as required by the SAFE regulations as we do not have control over these PRC resident shareholders. We may also not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE regulations since we do not have control over these the PRC resident shareholders. The failure or inability of our PRC resident shareholders or our future PRC resident shareholders to make any required registrations or comply with other requirements under SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. Failure by us or our PRC stock option holders to comply with the SAFE regulations may subject us or these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

However, there is a lack of clear statutory interpretation of these rules and notices, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-resident enterprises in our company may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-resident enterprises in our company are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-resident enterprises in our company are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-resident enterprises in our company should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Discontinuation or reduction of any of the preferential tax treatments or other government incentives available to us in the PRC, or imposition of any additional PRC taxes could adversely affect our financial condition and results of operations.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law which became effective in January 2008 and last amended in December 2018, or the EIT Law, the statutory enterprise income tax rate is 25%. The EIT Law permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules set forth in the Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax promulgated by the State Council on December 26, 2007, and provides tax incentives, subject to various qualification criteria. Pursuant to the circular, the income tax rates for us and our wholly-owned subsidiary established in the Shenzhen Special Economic Zone before March 16, 2007 were 24% for 2011 and are 25% starting from 2012. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Shenzhen Xunlei, our variable interest entity, Shenzhen Wangwenhua, a subsidiary of Shenzhen Xunlei, and Shenzhen Onething currently hold a HNTE certificate and are entitled to enjoy a preferential enterprise income tax rate of 15% for the next three years ended August 2020 (for Shenzhen Xunlei and Shenzhen Wangwenhua) and October 2020 (for Shenzhen Onething). In addition, the PRC government has provided various incentives to accredited “software enterprise” incorporated in the PRC in order to encourage development of the software industry. In 2018, Shenzhen Xunlei obtained the certificate of the National Key Software Enterprise for the year ended December 31, 2017, which entitled Shenzhen Xunlei to a preferential tax rate of 10% for the 2017 fiscal year. In 2018, Xunlei Computer obtained the Hi-Tech Enterprise certification and thus entitled to enjoy a preferential tax rate of 15% for the 2018, 2019 and 2020 fiscal years. Moreover, local governments have adopted incentives to encourage the development of technology companies. Shenzhen Xunlei, Shenzhen Onething, Shenzhen Wangwenhua and Xunlei Computer currently benefit from the tax incentives. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation.”

Preferential tax treatment and other government incentives granted to Xunlei Computer, Shenzhen Xunlei, Shenzhen Wangwenhua and Shenzhen Onething by the local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation or reduction of any preferential tax treatment currently available to us and our wholly-owned PRC subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

Xunlei Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Xunlei Limited meets all of the conditions above. Xunlei Limited is a company incorporated outside the PRC. As a holding company, certain of Xunlei Limited’s key assets, including a significant amount of cash, are located, and records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe Xunlei Limited should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the relevant SAT Circular 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to Xunlei Limited, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could increase our tax burden and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

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

Auditors of companies that are registered with the Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantiated operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, we had 339,814,941 common shares outstanding, which excludes (i) 9,519,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 19,543,120 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by the company from 2015 to 2017 but not yet cancelled. All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the common shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying common shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying common shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give under specific circumstances when it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying common shares represented by your ADSs unless you withdraw such common shares and become the registered holder of such common shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying common shares represented by your ADSs and become the registered holder of such common shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the common shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will, at the sole discretion of the depositary and as soon as practicable, notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying common shares represented by your ADSs.

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

There is uncertainty as to whether Cayman Islands courts or PRC courts would:

•	recognize or enforce judgments of courts of the United States obtained against us based on certain civil liability provisions of U.S. securities laws; or

•	entertain original actions brought in the Cayman Islands or the PRC against us, based on certain civil liability provisions of U.S. securities laws.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties with the United States or the Cayman Islands that provide for the enforcement of foreign judgments and PRC courts strictly adopt the principle of reciprocity in judicial practice. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

It is also difficult or impossible for you to bring an action against us or against our directors and officers in China. Under the PRC Civil Procedures Law, foreign shareholders may bring an action based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to bring actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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

As of April 15, 2020, our directors, executive officers and existing principal shareholders beneficially owned approximately 47.7% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

We incur increased costs as a result of being a public company, particularly after we have ceased to qualify as an “emerging growth company.”

As a public company in the United States, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Select Market, require significantly heightened corporate governance practices of public companies, including Section 404 relating to internal control over financial reporting. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In particular, as we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management efforts in assessing our internal control over financial reporting and comply with the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command high salaries relative to similarly experienced personnel in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted and the market price of our ADSs could decline. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with reasonable certainty the amount of additional costs we may incur or the timing of such costs.

We were named as a defendant in putative shareholder class action lawsuits in the United States, and we may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We believe we were a passive foreign investment company for our taxable year ended December 31, 2018, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2019, and we will very likely be a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to asses that produce or are held for the production of passive income.

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

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to exercise effective control over Shenzhen Xunlei and receive substantially all of the economic benefits of Shenzhen Xunlei. As a result, Shenzhen Xunlei is our variable interest entity and we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

•	Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”), or Wangwenhua, which was established in December 2005 and primarily engages in software development, technical consulting and other related technical services.

•	Shenzhen Zhuolian Software Co., Ltd. (formerly known as “Xunlei Software (Shenzhen) Co., Ltd.”), which was established in January 2010 and primarily engages in the development of software technology and the development of computer software.

•	Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, which was established in February 2010 and primarily engages in the development of online game and computer software and advertising services.

•	Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, which was established in September 2013 and primarily engages in cloud computing technology development and related services.

•	Beijing Xunjing Technology Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”), or Beijing Xunjing, which was established in October 2015 and currently a subsidiary of Wangwenhua. Beijing Xunjing primarily engages in technology development and related services.

•	Shenzhen Crystal Interactive Technologies Co., Ltd., which was established in May 2016 and currently a subsidiary of Shenzhen Onething, and primarily engages in development of computer software and provision of information technology services.

•	Beijing Onething Technologies Co., Ltd., which was established in January 2017 and primarily engages in development of computer software and provision of information technology service.

•	Henan Tourism Information Co., Ltd., which we acquired 80% of the total equity interest from an independent third party in June 2018 and primarily engages in computer software development, information consultation, entertainment services, advertising, and certain information services under Type II value-added telecommunication businesses.

•	Xi’an Onething Blockchain Technology Co., Ltd., which was established in July 2018 and primary engages in developing blockchain technology and computer software and relevant research projects.

In February 2011, we established a direct wholly owned subsidiary, Xunlei Network Technologies Limited, or Xunlei Network BVI, in the British Virgin Islands. In March 2011, we established Xunlei Network Technologies Limited, or Xunlei Network HK, in Hong Kong, which is the direct wholly owned subsidiary of Xunlei Network BVI. Xunlei Network HK primarily engages in the development of computer software. In November 2011, we established Xunlei Computer in China, which is the direct wholly owned subsidiary of Xunlei Network HK. Xunlei Computer primarily engages in the development of computer software and information technology services.

In May 2018, Xunlei Network HK acquired all equity interest of HK Onething Technologies Limited, or Onething HK. Onething HK operates our cloud computing business in Hong Kong, including selling our cloud computing device, Onething Cloud in Hong Kong and business development for international markets. In July 2018, Onething HK, together with a Thai individual and a Thai company, established Onething Co., Ltd. (Thailand), or Onething Thailand, in Thailand. Onething HK holds 49% of the total equity interest of Onething Thailand while has 90.57% of the total voting power of all equity interest of Onething Thailand. Onething Thailand primarily engages in cloud computing and blockchain business in Thailand, including selling our cloud computing device, Onething Cloud and providing blockchain services in Thailand.

In June 2014, we completed the initial public offering of our ADSs, which are listed on the NASDAQ Global Select Market under the symbol “XNET.”

In September 2014, we, through Shenzhen Xunlei Networking Technologies Co., Ltd., acquired from subsidiaries of Kingsoft Corporation Limited Kuaipan Personal and Kansunzi, both software services in support of cloud-sourced storage and sharing, and their related business and assets, for an aggregate cash consideration of US$33 million. In August 2016, we discontinued our Kuaipan Personal services due to a change of business focus.

In July 2015, we completed the sale of our entire stake in Xunlei Kankan to Beijing Nesound International Media Corp., Ltd., an independent third party, for a consideration of RMB130.0 million (US$18.9 million). As of December 31, 2019, Beijing Nesound International Media Corp., Ltd. had fully paid the whole consideration of RMB130.0 million to us. This sale is part of our strategy to streamline our business and continue our transition into mobile internet.

Our principal executive offices are located at: 21-23/F, Block B, Building No. 12, No.18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, the People’s Republic of China. Our telephone number at this address is +86 755-8633-8443. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Overview

We are a leading innovator in shared cloud computing and blockchain technology in China. We operate a powerful internet platform in China based on cloud technology to enable our users to quickly access, manage, and consume digital media content on the internet. In recent years, we have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration products in mobile phones to further enlarge our user base and offer our users a wider range of access points. We provide a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet environment.

To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through core products and services below:

•	Xunlei Accelerator, our most popular and free product, which enables users to accelerate digital transmission over the internet and has approximately 88.3 million monthly unique visitors in December 2019, according to our internal record; and

•	Cloud acceleration subscription services, which are delivered through our product, Green Channel, and offer users premium services for speed and reliability.

Benefitting from the large user base of our core product, Xunlei Accelerator, we have further developed cloud computing services and various other value-added services or products to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added services and products primarily include live streaming services and online game services. These value-added services or products provide us with synergies in our business operations.

As a part of our cloud-based mobile strategies, we launched Mobile Xunlei, a mobile app that allows users to search, download and consume digital media content on their mobile devices in a user friendly way, in 2012 as an important step in expanding our services to mobile devices. Mobile Xunlei gained popularity while bigger screen phones with enhanced storage capacity changed mobile phone users’ behavior in accessing and consuming digital media content. Based on our own record, the monthly average daily active user of this application was about 6.6 million in 2019. Mobile Xunlei is also one of the most downloaded applications in its category. In the fourth quarter of 2015, we started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues. Mobile Xunlei supplements our existing subscriptions business, enabling us to reach a wider scope of user base and expand our services to additional devices of a user who has multiple devices.

Our mobile initiatives also benefit from our relationship with Xiaomi, one of our previous strategic shareholders. Since 2014, we have entered into a pre-installing services agreement with a Xiaomi group company which manufactures Xiaomi phones, a well-recognized brand of smart phones in China. Pursuant to the agreement, we agree to provide our Mobile Xunlei acceleration plug-in, and the mobile phone manufacturer agrees to install such plug-in on its phones, free of charge. Such pre-installment arrangement provides mobile phone users with access to our acceleration services, which we believe enhances our ability to generate more user traffic. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems MIUI6, MIUI7, MIUI8, MIUI9, MIUI10 and MIUI11 and the software has been installed on Xiaomi phones sold in China, including both new phones shipments and system upgrades from existing Xiaomi phones.

Another key part of our strategies is to continue our innovation in crowdsourcing of idle bandwidth capacity and potential storage from users of our cloud computing hardware devices so that we can continuously deliver computing resources to third parties, such as internet content providers, through our CDN services. We started to generate revenue from selling crowdsourced uplink capacity we collected from users of our cloud computing services to third parties in the third quarter of 2015. To further develop our cloud computing business, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is essentially a cloud-based storage and sharing device that allows users to share their idle internet bandwidth and storage resources with our content delivery networks. The third parties that purchased our crowdsourced bandwidth capacity mainly include internet content providers such as iQiyi and Xiaomi. As an important part of our cloud strategy, LinkToken, a blockchain product formerly known as OneCoin, was developed in 2017. LinkToken essentially is a type of digital ticket generated by using our OneThing Cloud hardware device. The underlying technology of LinkToken is blockchain technology. By voluntarily participating in our OneThing reward program, users of our OneThing Cloud can be rewarded with LinkToken upon meeting certain conditions. The amount of LinkTokens awarded depends on a number of factors including, but not limited to, the size of bandwidth and external storage users contribute, the length of time online, and the usage of computing resources. Rewarded LinkTokens can be used to redeem for a variety of products and services offered in the LinkToken Mall. In 2018, we entered into an agreement with an independent third party to transfer of our LinkToken operations and the related assets and liabilities. Upon the completion of the disposal in April 2019, the transferee obtained the exclusive right to carry out LinkToken operations inside and outside mainland China, including without limitation, the formulation, amendment and execution of the rules governing the rewarding of LinkToken to users, operations of LinkToken Pocket and the LinkToken Mall. After the disposal, subject to rewarding rules determined by the independent third party, users of our OneThing Cloud are still able to be rewarded with LinkTokens. In May 2019, we terminated our technical support to such independent third party with respect to its LinkToken operations. As a result, rewarded LinkTokens were unable to be used to exchange for products and services offered by us or developed by third parties on our platform.

In 2018, we continued our efforts in cloud computing area and launched StellarCloud. StellarCloud is a shared cloud computing platform that upgraded our existing content delivery network (CDN) services to Infrastructure as a Service (IaaS). It provides powerful and cost-effective cloud computing solutions and shares its extensive node distribution with its enterprise users, enabling efficient and cost-effective access. StellarCloud also offers edge computing, function computing and shared CDN (SCDN) solutions to our enterprise users. In 2018, we also launched ThunderChain. ThunderChain is an open platform that enables our enterprise users to develop and manage blockchain applications. It represents our first accomplishment after we shift our focus from developing application products based on blockchain technology to the research and development of blockchain infrastructures.

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

We generated revenues by monetizing our large user base, primarily through the following services:

•	Cloud acceleration subscription services. We provide premium acceleration services to subscribers to enable faster and more reliable access to digital media content;

•	Online advertising services (including mobile advertising). We offer advertising services by providing marketing opportunities on our websites, mobile Xunlei application and platform to our advertisers;

•	Sales of our cloud computing devices. We sell hardware devices that provide our users with easy access to our cloud computing services such as OneThing Cloud. We generate a large majority of our product revenue from selling OneThing Cloud device to our users; and

•	Cloud computing and other internet value-added services. We offer cloud computing services and multiple other value-added services to our users and customers, such as live streaming services and online game services.

Our revenues increased from US$201.9 million in 2017 to US$232.1 million in 2018, but decreased to US$181.3 million in 2019. We had a net loss attributable to Xunlei Limited of US$37.8 million in 2017, US$39.3 million in 2018 and US$53.2 million in 2019.

Our platform

On our platform, users can accelerate internet content transmission, develop and operate blockchain-based services and applications and enjoy popular forms of internet-based entertainment, such as watching live online performance and playing online games.

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

Mobile acceleration plug-in

We offer a mobile acceleration plug-in, which provides mobile device users with benefits of download speed acceleration and download success rate improvements similar to those offered by the PC-based Xunlei Accelerator. Our mobile acceleration plug-in has been adopted by Xiaomi, a Chinese smartphone maker, on its operating systems MIUI6, MIUI7, MIUI8, MIUI9, MIUI10 and MIUI11. Xiaomi installs our mobile acceleration plug-in on all of its new phones sold in China free of charge and adds such plug-in to the existing ones via system upgrade. Xiaomi phone users thus have access to our acceleration services.

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

We adopted different strategies and various promotion programs for each VIP level. For example, when we discovered that some of our users were not aware of our subscription services, we provided users with greater exposure to our subscription services in different parts of our platform and promoted products with significant potential interests to specific users. We use our powerful digital data analysis capabilities to explore different areas of user needs previously unmet by existing functions and research and develop relevant functions based on such analysis. We offer users promotional measures, such as providing some free trials of premium acceleration services, to show the differences in the data transmission speeds to demonstrate how our premium services tremendously enhance data delivery speed and overall subscriber experience. In order to promote customer loyalty, we may elevate the VIP levels of our subscribers if they actively engage in our services. Once upgraded to certain higher VIP levels, our subscribers may be offered additional independent accounts, internally termed as sub-accounts, at no additional charges. Such sub-accounts allow users to access our premium acceleration services, at no additional charge. Starting from September 2016, we have ceased to provide new sub-accounts to users with upgraded VIP levels. Users with existing independent accounts are still able to use such accounts.

We had a subscriber base of 4.3 million, 3.8 million and 4.0 million as of December 31, 2017, 2018 and 2019, respectively. In this annual report, the number of subscribers as of a given day excludes any sub-accounts.

Mobile Xunlei

Mobile Xunlei is a mobile application that allows users to search, download and consume digital media content on their mobile devices. The monthly average daily active user of this product was about 6.6 million in 2019. We started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues in late 2015. Since then, our mobile advertising business has grown rapidly. However, we experienced a decline in revenue from mobile advertising in 2019. In 2019, our revenue generated from our mobile advertising business decreased by 43.9% from US$27.3 million in 2018 to US$15.3 million in 2019.

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

To further develop our cloud computing business and at the same time explore emerging blockchain technology, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is a cloud-based storage and sharing device, which crowdsources idle uplink capacity from our users who have bought and connected their OneThing Cloud devices to their network router. Similar to ZQB, OneThing Cloud crowdsources users’ idle computing resources for our further allocation to third parties, such as internet content providers, through our CDN services. However, an important difference between OneThing Cloud and ZQB is that users of OneThing Cloud can voluntarily participate in OneThing reward program and be rewarded with LinkTokens, which can be used to redeem for products and services available in the LinkToken Mall. To focus more on the research and development of blockchain infrastructure, we transferred our LinkToken operations exclusively to an independent third party. Upon the completion of the transaction in 2019, the transferee obtained the exclusive right to operate LinkToken services inside and outside mainland China including, without limitation, the exclusive right to formulate, amend and implement the rules governing the rewarding of LinkTokens to users, the exclusive right to operate LinkToken Pocket and LinkToken Mall. Intangible assets associated with the LinkToken operations were also transferred to the transferee in the transaction.

In 2018, we further advanced our cloud computing business and launched StellarCloud. StellarCloud is a distributed cloud computing platform that integrates the idea of shared economy and blockchain technology with cloud computing technology. Leveraging our proprietary technologies, such as stellar scheduling, weak network acceleration and network dynamic defense, and the advantages of extensive distribution of nodes over traditional cloud vendors, StellarCloud provides powerful and cost-effective cloud computing solutions, such as edge computing, function computing and shared CDN (SCDN) and shares its extensive node distribution with its enterprise users. In 2019, we further expanded our CDN network by jointly establishing dozens of distributed cloud computing node rooms across China with local IDC and ISP service providers. We installed our OneThing Cloud devices in these locations while local IDC and ISP service providers provide us with internet access and data center management services. By cooperating with these IDC and ISP service providers, we are able to collect idle bandwidth, storage space and other resources.

The crowdsourced uplink capacities are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowdsourced uplink capacities for our business from time to time, reducing our purchase of bandwidth from traditional third party carriers.

ThunderChain

We rolled out our first blockchain infrastructure product, ThunderChain, in May 2018. ThunderChain is an open platform that enables our users to develop and manage blockchain applications. We are dedicated to exploring practical adoptions of blockchain in various industries and sectors, and providing tools, frameworks, and guidelines for blockchain development. Through our ThunderChain open platform, we provide smart contract development services, blockchain implementation services, and blockchain commercial ecosystem establishment services. In December 2019, we updated ThunderChain’s portfolio of products across six major industry sectors, i.e. financial services, livelihood matters, justice, healthcare, government services and industries. With this set of releases, ThunderChain now can offer a wide range of effective blockchain product solutions.

Our ThunderChain platform addresses the difficulties that both enterprise users and developers face in applying blockchain in an all-dimensional approach. For example, our ThunderChain platform has a strong concurrent processing capability. It is able to process over a million transactions per second. By using dual consensus algorithm (DPoA+PBFT), our ThunderChain platform is also able to realize low latency, data consistency and avoid bifurcation of data. Our ThunderChain platform supports several programming languages such as solidity, C, and C++. Developers do not have to learn new languages to develop ThunderChain-based blockchain applications. In addition, blockchain applications that are developed based on our ThunderChain generally have a good scalability as our ThunderChain platform supports configurable consensus algorithm and underlying storage system replacement, which facilitates the upgrade of ThunderChain-based blockchain applications based on different application scenarios. In terms of data security and privacy, our ThunderChain platform provides several advanced privacy protection solutions and supports multiple cryptographic algorithms. With these difficulties solved, enterprise users and developers are able to focus on application innovations and function developments.

Live streaming services

We launched our live streaming services in 2016 and adjusted our business model in 2017. Through our Xunlei Live website and mobile app, users are able to access our live video streaming services. While viewing live online performance delivered by broadcasters, users may interact with broadcasters, purchase virtual items from us to reward broadcasters they like. In May 2018, we supplemented our live streaming business by launching a live audio streaming product, PeiWan, through which users and broadcasters may interact with each other through audio streaming and purchase virtual items from our platform to reward each other. In September 2019, we further expanded our live video streaming services and started to operate another live video streaming product, BuOu Live, developed by a third party. Similar with Xunlei Live, users can purchase virtual items from us to reward broadcasters they like. The third party cooperating with us will be entitled to a small portion of the revenue generated from BuOu Live based on the cooperation agreement we entered into with such third party.

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

Online game services

To better serve our users, we partnered with third-party online game developers or service providers to offer our users an array of online games through our online game website and mobile app. Such game play platform helps raise the average spending of our subscribers. Online game players can play the games free of charge, but are offered the opportunity to purchase in-game virtual items for a fee to enhance their game-playing experience. We typically enter into cooperation agreements with third-party online game developers or service providers and share revenues generated from online game operations pursuant to revenue sharing arrangements in the agreements.

After we disposed of our web game business and discontinued PC-based MMOGs business in 2018, we only operated mobile game business under our online game business. In 2019, we started to cooperate with a third party to operate web game business under a business model different from our previous web game business. Under the new web game business model, we do not engage directly in the operation and maintenance of web games. Instead, we collaborate with a third-party online game provider and grant such online game provider an exclusive right to provide our users with an array of web games on our Xunlei game center website. After logging into their Xunlei accounts, our users are able to play these web games provided by the third-party online game provider. Our users are also able to purchase virtual items in those web games using a payment channel provided by us. Mobile games developed by third-party online game developers are available on our mobile app as usual. Users can download mobile games they are interested in through our mobile app and login the games by using their Xunlei account.

In addition to the above value-added services, we may also from time to time offer other ancillary services to cater to users’ needs and to supplement the major services we provide.

Advertising services

We provide advertising services primarily through various forms of advertisements placed on our PC websites and mobile platform. We started to generate mobile advertising revenue for the first time in the fourth quarter of 2015, and it has grown rapidly since then. We had 112 advertisers in 2017, 89 advertisers in 2018, and 71 advertisers in 2019. The number of advertisers include the number of third party advertising platforms we cooperate with in each corresponding year, such as Guangdiantong. Our brand advertisers include international and domestic companies that operate in a variety of industries. A significant majority of our advertisers purchase our advertising services through third-party advertising agencies. We focus on providing advertisers with creative and cost-effective advertising solutions. We strive to creatively utilize our integrated service interface in designing a particular advertising campaign for advertisers.

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

Cloud-based implementation

We provide cloud acceleration subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of 61 co-location centers, over one million third party servers and over 7,000 servers that we own located throughout China.

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

Additionally, we entered into a framework service agreement with Alibaba Cloud Computing Co., Ltd., or Ali Cloud, in December 2018. Since then, Ali Cloud has provided us with cloud computing products and services. As of December 31, 2019, we were using 1,957 cloud servers and 2,900 cloud services provided by Ali Cloud through its six central nodes and 25 edge nodes.

Shared cloud computing model

We created a shared computing model and network by encouraging millions of personal users to share idle resources such as computing power, storage and bandwidth by deploying sharing economy smart devices such as OneThing Cloud and ZQB. With the shared cloud computing model, Xunlei provides high-quality, cost-effective cloud services for corporate clients. StellarCloud is a shared cloud computing platform which expands Xunlei’s existing CDN services to a novel cloud computing service stack, offering edge computing, function computing and shared CDN solutions.

StellarCloud edge computing service allows users to deploy their own applications in the form of containers on shared nodes widely distributed on the internet, and make use of a considerable amount of resources such as computing power, storage and bandwidth on all these nodes. The key technology underlying the edge computing service is the container management system that we developed in-house. Unlike the mainstream container solutions designed for IDC environment, the system adopts a lightweight and highly fault-tolerant design that optimized for network and performance diversity of shared nodes, thus enables an efficient and reliable deployment and monitoring of containers among all the nodes.

StellarCloud CDN service is a distributed CDN service that integrates traditional cloud computing data centers and shared node networks. It provides common CDN capabilities such as video on demand, live video streaming, and file distribution. The system splits and encodes the data into segments and deploy them to multiple shared nodes according to a certain strategy. An end user requesting these data gets nearby nodes from our scheduling system, then establishes multiple peer-to-peer connections to fetch data segments concurrently and reassembles them into the original data. Combining our industry-leading peer-to-peer technology and the scheduling mechanism that has been improved for years, StellarCloud CDN moves data distribution from IDC to cost-effective shared nodes, cutting bandwidth costs without compromising the quality of service.

Blockchain platform

We launched ThunderChain, a high-performance blockchain infrastructure product, which can concurrently process millions of transactions per second. Based on our proprietary homogeneous multi-chain framework, ThunderChain is designed to realize confirmation and interaction among homogeneous chains and enable multiple transactions to be executed on different chains in parallel. ThunderChain adopts DPoA+PBFT dual consensus algorithm, which results in low latency and makes it possible to generate one block per second. PBFT, as a consistency algorithm, is also able to avoid soft fork. ThunderChain supports smart contracts written in solidity language and is compatible with Ethereum virtual machine, making it easy to migrate applications from other blockchain platforms.

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

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2019, we had 94 patents granted in the PRC and four granted in the United States, while another 522 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2019, we have applied to register 923 trademarks, of which we have received 459 registered trademarks in different applicable trademark categories including one trademark registered with World Intellectual Property Organization.

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

As of the date of this annual report, we had implemented several initiatives to further commit to copyright protection. For example, we require our third-party content providers to provide relevant contents that they are duly authorized to provide and do not infringe intellectual property rights of any other parties. We also make available on our websites and mobile applications reporting channels so that we can timely remove contents that infringe intellectual property rights of other parties. Despite the fact that we put in place preventive measures, we may still be subject to copyright infringement suits. As of the date of this annual report, we were involved in 20 copyright lawsuits. See “Item 3. Key Information—D. Risk Factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

User data safety

User data safety is a significant advantage we offer to our users. We try to improve user experience by usually maintaining two to four copies of one specific user file for data recovery in extreme circumstances such as system shutdown, private transmission backbone network problems and/or other contingencies beyond our control. The read and write characteristics of our distributed file locating system is identical to those of hard disks, and our unique user file decomposition and encryption algorithm enables us to maintain high standards for user data safety.

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

Regulation on catalogue relating to foreign investment

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and last amended and became effective on October 26, 2018. A foreign-invested company is also subject to the Company Law unless otherwise provided in the foreign investment laws.

The establishment and operations of wholly foreign-owned enterprises were mainly governed by the Law of the PRC on Wholly Foreign-Owned Enterprises and its implementation rules, which had been repealed by the Foreign Investment Law of the PRC enacted by the National People’s Congress, or the NPC, on March 15, 2019 and became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Detailed Rules for the Implementation of the Foreign Investment Law of the PRC, which became effective on January 1, 2020.

Investment activities in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue of Industries for Guiding Foreign Investment, last repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Version), or the Negative List, and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), or Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce on June 30, 2019 and became effective on July 30, 2019. Pursuant to the Encouraging Catalogue and the Negative List, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign invested projects.

Establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. For the restricted industries within the Negative List, some of the industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiary, and Shenzhen Xunlei, our VIE, and its shareholders. Shenzhen Xunlei or its relevant subsidiary, holds the licenses and permits necessary to conduct our resource discovery network, cloud computing, online advertising, online games and related businesses in China and holds various operating subsidiaries that conduct a majority of our operations in China. Shenzhen Onething has obtained an updated VATS License to cover CDN service for our cloud computing business. Both of Giganology Shenzhen and Xunlei Computer, another wholly-owned PRC subsidiary of ours, engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of restricted or prohibited categories under the Catalogue. Hence, these activities operated by Giganology Shenzhen and Xunlei Computer are deemed to be permitted and open to foreign investment.

The establishment and change of foreign-invested enterprises was subject to record-filing procedures pursuant to the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, effective on the same day. Pursuant to FIE Record-filing Interim Measures, requirements, provided that the establishment if the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. In December 2019, the Ministry of Commerce and the State Administration for Market Regulation issued Measures for the Reporting of Foreign Investment Information, effective on January 1, 2020, which repealed the FIE Record-filing Interim Measures. Pursuant to the Measures, where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-funded enterprises shall report investment information to relevant commerce departments.

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

To comply with these PRC laws and regulations, we operate our websites through Shenzhen Xunlei, our PRC variable interest entity. We, through Shenzhen Xunlei, currently hold a VATS License covering its ICP services expiring on April 30, 2025 and another VATS License for its provision of could computing services including internet data center services and internet access services expiring on October 31, 2024, and own the essential trademarks and domain names in relation to our value-added telecommunications business. Shenzhen Onething has obtained an updated VATS License to cover the CDN service for our cloud computing business.

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

On August 1, 2018, the MIIT, the Ministry of Public Security of the PRC and other government agency jointly issued the Notice on Strengthening the Administration of the Internet Live Streaming Service which requires the internet live streaming service providers shall go through the procedures of filing with the competent department of telecommunications. The internet live streaming service providers engaged in telecommunications business and internet news information, network performances and internet live streaming of audio-visual programs shall apply to the relevant departments for permission to operate such telecommunication business and shall perform the procedures of record-filing with the local public security department within 30 days after the live streaming service being operated.

To comply with these laws and regulations, Henan Tourism Information Co., Ltd., or Henan Tourism, one of our operating subsidiaries in the PRC, currently holds a License for Online Transmission of Audio-visual Programs with an effective period from February 2018 to February 2021. See “Item 3. Key Information—D. Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial conditions and results of operations.”

Regulation on online cultural activities

On February 17, 2011, the MOC promulgated the Provisional Measures on Administration of Internet Culture, or the Internet Culture Measures, which became effective as of April 1, 2011 and was amended on December 15, 2017. On March 18, 2011, the MOC issued the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture. The Internet Culture Measures regulates entities engaging in activities relating to “online cultural products.” “Online cultural products” are defined as cultural products produced, disseminated and circulated via internet which mainly include: (i) online cultural products particularly produced for the internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons, and disseminated via the internet. Pursuant to these measures, entities are required to obtain relevant Online Culture Operating Permits from the applicable provincial level culture administrative authority if they intend to commercially engage in any of the following types of activities:

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

To comply with these then and currently effective laws and regulations, Shenzhen Xunlei obtained an Online Culture Operating Permit, which was last renewed in March 2019 with an effective period from March 16, 2019 to March 15, 2022 to offer music entertainment product online, operate online performance business and online shows business, and engage in the exhibition of online culture products and competition activities. Shenzhen Wangwenhua obtained an Online Culture Operating Permit with an effective period from May 2, 2017 to May 1, 2020 to operate online performance business and online shows business. In addition, Shenzhen Zhuolian Software Co., Ltd. obtained an Online Culture Operating Permit with an effective period from January 9, 2018 to January 8, 2021 to operate online performance business and online shows business.

Regulation on online games

MOCT (formerly the MOC) is the government agency primarily responsible for regulating online games in the PRC. On June 3, 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, amended on December 15, 2017 and last repealed by the Decision of the Ministry of Culture and Tourism to Repeal the Measures for the Administration of Online Games and the Measures for the Administration of Tourism Development Plans, which became effective on July 10, 2019. Pursuant to the Provisional Measures on the Administration of Online Games, the content of the online games are subject to the review of MOC. These measures set forth a series of prohibitions regarding the content of the online games, including but without limitation the prohibition on content that oppose the fundamental principles stated in the PRC Constitution, compromise state security, divulge state secrets, subvert state power or damage national unity, and content that is otherwise prohibited by laws or administrative regulations. Moreover, in accordance with these measures, ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency must obtain the Online Culture Operating Permit and handle the censorship procedures for imported online games and the filing procedures for domestically developed online games with MOC and its provincial counterparts. The procedures for the censorship of imported online games must be conducted with MOC prior to the commencement date of the online operation and the filing procedures for domestic online games must be conducted with MOC within 30 days after the commencement date of the online operation or the occurrence date of any material alteration of such online games. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products provided by third parties. ICP service operators cannot appropriate the advance payment by the players and are not allowed to provide trading service of virtual currency to minors. All the transactions in the accounts shall be kept in records for a minimum of 180 days. To comply with these laws and regulations, Shenzhen Xunlei, Xunlei Games, and Shenzhen Wangwenhua have obtained an Online Culture Operating Permit for our operation of online games.

Further, the online publication of online games is subject to the regulation of SAPPRFT, formerly the GAPPRFT, under the Administrative Provisions on Online Publishing Services and ICP service operators must obtain the internet publishing services license prior to provision of any online game publishing services. On September 28, 2009, GAPPRFT, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or the Notice of Three Provisions and Internet Games, which expressly requires that all online games need to be screened by GAPPRFT through the advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online. In addition, foreign investors are prohibited from operating online games by the forms of Sino-foreign joint ventures, Sino-foreign cooperatives and wholly foreign-owned enterprises. The indirect functions such as contractual control and technology supply are also prohibited.

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

On May 14, 2019, the MOCT issued a notice announcing the adjustment of the scope of business activities that are subject to the MOCT’s approval for Online Culture Operation License. Pursuant the notice, the MOCT will no longer be responsible for issuing Online Culture Operation License to companies operating online games and issuance and trading of virtual currency in connection with online game operations. On July 10, 2019, the MOCT abolished the Provisional Measures on the Administration of Online Games, which required online game operators to obtain Online Culture Operation License for operating online games and issuance and trading of virtual currency in connection with online game operations. As a result, Online Culture Operation License is no longer required for online game operators.

Our online game services are operated by Shenzhen Wangwenhua and Xunlei Games. Both entities have obtained the VATS License for operating online games, but do not possess the internet publishing services license. For risks relating to the internet publishing services license, see “Item 3. Key Information—D. Risk factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

In October 2019, General Administration of Press and Publication issued the Anti-indulgence Notice, under which the total period of time for underage users to play online games is strictly restricted. For example, from 22:00 p.m. each day to 8:00 a.m. of the next day, game operators are not allowed to provide underage users with any form of access to online games they operate, and the total length of time for game operators to provide underage users with access to online games cannot exceed three hours a day during statutory holidays or 1.5 hours a day on days other than statutory holidays. The Anti-indulgence Notice also requires game operators to implement the real-name registration system for players of online games and take effective measures to restrict underage players from using paid services that are inconsistent with their capacity for civil conduct.

For the online games on our platform, we have implemented a real-name registration system for our online games. For game players who do not provide verified identity information, we assume that they are minors under 18 years of age. Online game operators or developers rely on the identify information provide by us to implement their anti-indulgence measures. With respect to anti-indulgence measures, we have developed our own anti-indulgence measures and are currently working with our third-party online game providers to implement anti-indulgence measures pursuant to the Anti-indulgence Notice. See “Item 3. Key Information—D. Risk Factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

On May 14, 2019, the MOCT issued a notice announcing the adjustment of the scope of business activities that are subject to the MOCT’s approval for Online Culture Operation License. Pursuant the notice, the MOCT will no longer be responsible for issuing Online Culture Operation License to companies operating online games and issuance and trading of virtual currency in connection with online game operations. On July 10, 2019, the MOCT abolished the Provisional Measures on the Administration of Online Games, which required online game operators to obtain Online Culture Operation License for operating online games and issuance and trading of virtual currency in connection with online game operations. As a result, Online Culture Operation License is no longer required for online game operators.

Since Online Culture Operation License is no longer required for the issuance and trading of virtual currency in connection with online game operations, Xunlei Games did not renew its Online Culture Operation Licenses after expiration.

Regulation on internet publication

SAPPRFT (formerly the GAPPRFT) is the government agency responsible for regulating publication activities in the PRC. On June 27, 2002, MIIT and GAPPRFT jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require internet publishers to secure approval, or the Internet Publication License, from GAPPRFT to conduct internet publication activities. In February 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measures. Pursuant to the Administrative Measures on Network Publication, Internet publishers shall be approved by and obtain an internet publishing services from GAPPRFT to engage in network publication service. The network publication services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining an internet publishing services license. The Notice of Three Provisions and Internet Games issued jointly by GAPPRFT and other relevant administrations confirmed that the entities operating internet games must obtain the Internet Publication License. On February 21, 2008, the GAPPRFT promulgated the Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, which took effect on April 15, 2008 and was amended on August 28, 2015. Under the Electronic Publication Rules and other regulations issued by the GAPPRFT, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPPRFT.

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

The National Information Security Standardization Technical Committee issued the latest Standard of Information Security Technology—Personal Information Security Specification, which came into effect in March, 2020 and replaced the 2017 version. Under such standard, a personal information controller should follow the principles of legality, justification and necessity in handling personal information, obtain a consent from personal information providers and provide the personal information providers an independent choice when the product or service provided by the personal information controller has multiple functions.

To comply with these laws and regulations, we have established information security systems to protect user’s privacy. We periodically review and amend our privacy policies on our websites and mobile applications based on the development and changes of our business operations so that we obtain consents from our users for collecting and using their personal information.

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

To comply with these laws and regulations, we have obtained a business license, which allows us to operate advertising businesses, and adopted several measures. Our advertising contracts require that substantially all advertising agencies or advertisers that contract with us must examine the advertising content provided to us to ensure that such content are truthful, accurate and in full compliance with PRC laws and regulations. In addition, we have established a task force to review all advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements. See “Item 3. Key Information—D. Risk factors—Risks related to our business—Advertisements we display may subject us to penalties and other administrative actions.”

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

We are subject to the laws and regulations relating to information security and censorship. To comply with these laws and regulations, we have completed the mandatory security filing procedures with the local public security authorities, and regularly updates its information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations. To comply with these laws and regulations, we have also established information security systems to protect user’s privacy. We periodically review and amend our privacy policies on our websites and mobile applications based on the development and changes of our business operations so that we obtain consents from our users for collecting and using their personal information.

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

To comply with these laws and regulations, we have implemented internal procedures to monitor and review the contents on our websites and platforms and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Patent law

The NPC adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The State Intellectual Property Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. As of December 31, 2019, we had 94 registered patents in the PRC and 522 patent applications were being examined by the State Intellectual Property Office of the PRC.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 2013 and 2019 and its implementation rules. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2019, we had applied for registration of 923 trademarks, of which 459 had been successfully registered in different applicable trademark categories, including one trademark registered with World Intellectual Property Organization.

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

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of the PRC issued the Circular on Adjustment of VAT Rates, which became effective on April 1, 2019. According to the Circular on the Adjustment of VAT Rates, starting from April 1, 2019, the VAT rate of 10% was adjusted to 9% while the VAT rate of 16% was adjusted to 13%.

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

On October 23, 2019, SAFE promulgated the Circular on Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28. Pursuant to SAFE Circular 28, restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises and restrictions on the use of funds in domestic asset realization accounts for foreign exchange settlement are cancelled.

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

Regulation on dividend distributions

The Company Law primarily governs the distribution of dividends paid by wholly foreign-owned enterprises after the Foreign Investment Law of the People's Republic of China and Regulation on the Implementation of the Foreign Investment Law of the People's Republic of China came into effect. Under the Company Law, enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory common reserves until its cumulative total reserve funds reaches 50% of its registered capital.

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

We launched the LinkToken business in 2017 and transferred such business to an independent third party in April 2019. We strongly believe that we did not engage in token fundraising activities by virtue of carrying out LinkToken operations prior to our disposal of such operations, nor do we believe that we would have been deemed to be a token trading platform, which is operated under a completely different business model. To date, no governmental financial regulators have imposed any administrative penalties against us relating to LinkTokens on the basis that we engaged in token fundraising activities. However, we cannot assure you that going forward, relevant PRC authorities would have the same view with us and would not impose regulatory restrictions or penalties on us. Were that to happen, we may be subject to additional regulatory risks, and our business and results of operations as well as the price of our ADSs may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information on LinkToken and “Item 3. Key Information—D. Risk Factors—Regulatory uncertainties exist with respect to our previous LinkToken operations, which may have a material adverse effect on our business and results of operations” for regulatory uncertainties and risks relating to our previous LinkToken operations.

Regulation on blockchain information services

On January 10, 2019, the Cyberspace Administration of China, or CAC, issued the Provisions on the Administration of Blockchain Information Services, or the Blockchain Provisions, which came into effect on February 15, 2019. Pursuant to the Blockchain Provisions, a blockchain information service provider is required to file particulars of such service provider including its name, service category, service form, application field, and server address with the blockchain information service filing management system managed by the CAC and go through filing procedures within ten business days after it starts to provide services. After completing the filing procedure, the blockchain information service provider should display the filing number in a conspicuous position on the service provider’s websites and applications through which it provides services. Service providers that had already started to provide blockchain information services before the Blockchain Provisions became effective are required to do make-up filings within 20 business days after the Blockchain Provisions became effective. As of the date of this annual report, we had obtained the initial record-filing number.

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

On October 24, 2019, the Political Bureau of the CPC Central Committee carried out the 18th collective learning on the current situation and trend of blockchain technology development, and President Xi Jinping emphasized that the integrated application of blockchain technology played an important role in new technological innovation and industrial transformation.

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

Our principal executive offices are located at 21-23/F Block B, Building No.12, No.18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, the People’s Republic of China, which comprises approximately 7,575 square meters of office space. In addition to other offices in Shenzhen, we also have offices in Beijing, Xian and Hong Kong, respectively, totaling approximately 19,667 square meters. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. The lease for our principal executive offices will expire in December, 2021, and the other leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed upon expiration. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. Unless otherwise specified, the results presented in this annual report do not include Xunlei Kankan and web game business, which have been classified as discontinued operations. In 2019, we started to operate web game business again under a different business model by cooperating with a third party. Revenues from web game business has been included in the continuing operations.

A.	Operating Results

Overview

We operate a powerful internet platform in China based on cloud computing to enable our users to quickly access, manage and consume digital media content on the internet. In recent years, we have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration plug-ins on mobile phones to further enlarge our user base and offer our users a wider range of access points. In addition, we have also started to provide blockchain products and services since 2018.

We provide users with quick and easy access to digital media content on the internet through two core products and services, available to users for free and for a subscription fee, respectively. Our acceleration products and services include Xunlei Accelerator and our cloud acceleration subscription services (delivered through our product, Green Channel). Benefitting from the large user base accumulated by our core product, Xunlei Accelerator, we have further developed cloud computing services and various other value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added products and services primarily include our live streaming services and online game services. In July 2015, we completed the divesture of our entire stake in our online video streaming platform, Xunlei Kankan, to Beijing Nesound International Media Corp., Ltd., an independent third party.

We generate revenues primarily through the following services:

•	Service revenue. We generate revenue from various services we offer to users and clients. The services we offer primarily include acceleration subscription services, online advertising services and other internet value-added services.

•	Subscription services. We provide cloud acceleration subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed to 45.0% of our revenue in 2019. Subscription fees are time-based and are primarily collected up-front from subscribers on a monthly or yearly basis.

•	Online advertising services (including mobile advertising). We provide marketing opportunities on our PC websites and mobile platform to advertisers. Online advertising revenues contributed to 8.6% of our revenue in 2019. The revenues are derived principally from various forms of advertisements that we place on our mobile platform after we started to generate mobile advertising revenue in the fourth quarter of 2015.

•	Cloud computing and other internet value-added services. Other internet value-added services primarily include live streaming services and online game services. Revenues from our internet value-added services accounted for 41.8% of our total revenue in 2019.

•	Product revenue. We sell hardware devices mainly related to our cloud computing services, such as OneThing Cloud. Product revenue contributed 4.6% of our revenue in 2019.

Our revenues increased from US$201.9 million in 2017 to US$232.1 million in 2018 and decreased to US$181.3 in 2019. We had a net loss attributable to Xunlei Limited of US$37.8 million, US$39.3 and US$53.2 million in 2017, 2018 and 2019, respectively. Xunlei Kankan and web game business are accounted for as discontinued operations due to the sale of those two businesses and our consolidated statements of comprehensive income/(loss) in this annual report separately classifies the discontinued operations from our remaining business operations for all years presented. In 2019, we started to operate web game business again under a different business model by cooperating with a third party. Revenues from web game business has been included in the continuing operations.

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

As our industry evolves rapidly and user preference for our services may change quickly, our revenues and results of operations significantly depend on our ability to continue enhancing and expanding our service offerings to meet evolving user preference and market demand, and to broaden our user base. We have a proven track record of developing our service offerings to successfully address the preferences of China’s internet users. To address deficiencies of digital media content transmission over the internet in China, we provide users with quick and easy access to digital media content on the internet through two core products and services, Xunlei Accelerator and our cloud acceleration subscription services, available to users for free and for a subscription fee, respectively. To meet our users’ digital media content access and consumption needs, we have further developed various value-added services, including online game and live streaming services. Furthermore, we focus more on user behaviors and study users’ life cycles on our platform, so that we can offer relevant services at the right time and encourage users to continue using our services.

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

Our results of operations depend on our ability to maintain our technology leadership, with innovations such as our mobile technology, our uplink capacity crowdsourcing technology and our cloud acceleration technology. Our mobile technology allows users to access content from anywhere, our uplink capacity crowdsourcing technology enables us to utilize the idle capacity available from our large user base, and our cloud acceleration technology enables users to access content in an efficient manner. Our proprietary technology and highly scalable massive distributed computing network form our core competitive advantage, enabling us to deliver superior transmission acceleration services and enhanced user experience anywhere and with an efficient sort of acceleration. Our resource discovery network leverages our distributed computing power, computing and storage capacity and significantly reduces our reliance on servers operated by us. As part of our expansion strategy, we plan to devote substantial resources to research and development in order to better serve our users, particularly to our cloud computing services and mobile products and services. Therefore, the expenses associated with our research and development are expected to increase in the near future. However, we plan to continue to increase the uplink capacity we crowdsource through our cloud computing services, which is expected to reduce our bandwidth cost incurred in our purchase from traditional suppliers, contribute to the cost efficiency of our overall infrastructure and generate additional revenue when we sell those capacity to third parties.

Our ability to control our costs and operating expenses.

Our results of operations depend on our ability to control our costs and operating expenses. We expect our bandwidth costs to increase as we grow our business, in particular CDN business, although we expect such costs to be partly offset by the fact that we expect to source an increasing amount of bandwidth from our cloud computing services. In addition, our operating expenses are expected to increase in the future, since we expect an increase in marketing expense in a competitive environment and an increase in employee compensation to attract talents. We plan to continue to invest in research and development to maintain our technology leadership, especially to increase our research and development expenses and sales and marketing expenses in relation to our cloud computing services.

Description of certain statement of operations items

Revenues

We derive our revenues primarily from cloud acceleration subscription services, selling of cloud computing devices, online advertising services, and cloud computing and other internet value-added services, which consist primarily of cloud computing services, online games services, and live streaming services. The following table sets forth the principal components of our revenues by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Continuing operations
Subscriptions	84,956	42.1	81,877	35.3	81,532	45.0
Online advertising	22,484	11.1	27,781	12.0	15,643	8.6
Product revenue	32,894	16.3	54,604	23.5	8,269	4.6
Cloud computing and other internet value-added services	61,577	30.5	67,870	29.2	75,823	41.8
Total	201,911	100.0	232,132	100.0	181,267	100.0

Subscriptions. We introduced our cloud acceleration subscription services in March 2009. We generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a time-based subscription fee. The standard subscription fee is RMB10 (US$1.4) per month or RMB99 (US$14.3) per year, and we also offer premium subscription packages with prices at RMB15 (US$2.2) per month or RMB149 (US$21.6) per year or RMB30 (US$4.3) per month or RMB288 (US$41.7) per year to cater to subscribers’ different demand for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Our subscription revenues, as a percentage of our revenues, decreased from 42.1% in 2017 to 35.3% in 2018 and increased to 45.0% in 2019.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We may maintain our subscriber base in the future by expanding our offering of fee-based services, but important factors outside of our control, such as the PRC government’s regulation and censorship of information disseminated over the internet, may have a material adverse impact on our cloud acceleration services, which in turn may have an adverse effect on the number of our subscribers and on our revenues and results of operations. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the strict standards set out by the authorities. We deleted millions of cached files, added thousands of keywords to our automatic keyword filtration system and permitted temporary suspension of services by approximately 181,000 existing subscribers as of the end of 2019. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.” In the future, there may be other laws and regulations that lead to further voluntary or forced removal of content or other measures to ensure compliance with standards set out by relevant regulatory authorities, which may further reduce our subscriber base. To date, we have not been able to quantify the magnitude and extent of such impact.

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

The revenues from our mobile advertising decreased to US$15.3 million in 2019, accounting for 98.1% of the online advertising revenues. We expect the revenues from mobile advertising will account for the majority of our advertising revenues in the future with our on-going transition to mobile internet. Other advertising revenues decreased continuously from US$3.1 million in 2015 to US$0.3 million in 2019 after we sold Xunlei Kankan in July 2015. We do not expect to generate a significant amount of other advertising revenues in the foreseeable future. For details of our sale of Xunlei Kankan, see “Item 4. Information on the Company—A. History and Development of the Company.”

Product revenue. Product revenue represents the revenue we generate primarily from the sales of hardware devices and OneThing Cloud, in relation to our cloud computing services. The product revenue decreased from US$54.6 million in 2018 to US$8.3 million in 2019, primarily because there was a decrease in the sales of OneThing Cloud in 2019 as a result of a decreased demand from individual users.

Cloud computing and other internet value-added services. We actively seek new business opportunities that complement our existing core acceleration business to further improve our users’ overall experience. Revenues from cloud computing and other internet value-added services increased from US$61.6 million in 2017 to US$67.9 million in 2018 and further to US$75.8 million in 2019.

Revenues of cloud computing and other internet value-added services were generated primarily from our live streaming services, online game services and our cloud computing services. For live streaming services, users purchase virtual gifts from us and send the gifts they purchase to broadcasters to show their support. We recognized revenue from the sales of virtual gifts in an amount of US$26.9 million in 2019. Our online games business used to consist of web games, mobile games and PC-based MMOGs. In light of the overall decline in web game market and a shift of our strategy, we streamlined our business and disposed of our web game business in January 2018 and discontinued our PC-based MMOGs business in July 2018. In 2019, we started to operate web game business again under a business model different from our previous web game business. We calculate the number of paying users during a given period as the cumulative number of users that have purchased virtual items or other products and services for online games at least once during the relevant period. We had approximately 69,017 paying users of our online games in 2017, 33,343 in 2018 and 28,480 in 2019, respectively. For cloud computing services, we recognize revenue when we provide bandwidth to our customers. We started to generate revenue from cloud computing services in 2015 and the revenue for the year ended December 31, 2019 increased by 39.8% on a year-over-year basis primarily due to an increased demand for your shared computing service. We expect the revenue from cloud computing and other internet value-added services to increase in the future.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) cost of inventories sold, (iii) cost of live streaming services, (iv) depreciation of servers and other equipment, (v) payment handling charges, and (vi) other costs, including write-down of inventory. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Continuing operations
Bandwidth costs	68,441	33.9	48,118	20.7	57,093	31.5
Cost of inventories sold	21,485	10.6	31,634	13.6	7,181	4.0
Cost of live streaming services	12,724	6.3	23,928	10.3	20,734	11.4
Depreciation of servers and other equipment	7,647	3.8	5,018	2.2	5,198	2.9
Payment handling charges	4,855	2.4	3,016	1.3	1,658	0.9
Other costs	2,724	1.4	3,953	1.7	8,049	4.4
Total	117,876	58.4	115,667	49.8	99,913	55.1

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

For details on our cloud computing services, see “Item 4. Information on the Company—B. Business Overview.”

Cost of inventories sold. Cost of inventories sold mainly consists of the cost associated with the sale of hardware devices including OneThing Cloud, in relation to our cloud computing services.

Cost of live streaming services. Cost of live streaming services mainly represents the fees we pay to broadcasters and the talent agencies. We expect such cost to continue to grow along with the growth of our live streaming services.

Depreciation of servers and other equipment. Depreciation expenses for servers and other equipment that are directly related to our business operations and technical support are included in our cost of revenues. We expect our depreciation expenses as a percentage of revenues to decrease as cloud computing increases our use of cloud servers, which is also consistent with the industry trend.

Payment handling charges. Payment handling charges are the fees we pay to payment channels for cloud acceleration subscription services, online games and other paid services. Users can make payments for such services through third-party online, fixed phone line and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers used to make subscription payments through mobile phones. However, as mobile carriers generally charge higher handling fees than other channels, we have modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling charges to decrease as we continue to optimize our channel for the collection of subscription fee.

Other costs. Other costs mainly include fast bird service cost, which we pay to telecommunication service providers for accelerating service we provide for our subscribers’ internet access, impairment cost, which arises from our write-down of inventory based on our assessment, and LinkToken redemption cost, which represents the cost we incurred for making products and services available in the LinkToken Mall for holders of LinkTokens to redeem.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) assets impairment loss, net of recoveries. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Research and development expenses	66,947	33.2	76,763	33.1	68,571	37.8
Sales and marketing expenses	19,888	9.8	35,322	15.2	31,820	17.6
General and administrative expenses	36,517	18.1	40,833	17.6	38,930	21.5
Assets impairment loss, net of recoveries	13,556	6.7	6,348	2.7	(2,147)	(1.2)
Total	136,908	67.8	159,266	68.6	137,174	75.7

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Expenditures incurred during the research phase are expensed as incurred. Expenditures incurred for the development of the acceleration products prior to the establishment of technological feasibility are expensed when incurred. We expect our research and development expenses to increase in the short term as we need to retain talents to develop new products and update existing products, particularly our cloud computing services, blockchain technology, and our mobile products.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the future as we expect to invest in brand enhancement efforts and the promotion of our products, particularly as we plan to increase our efforts in promoting our cloud computing services, blockchain technology, Mobile Xunlei and new products under development.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits, professional service fees and other administrative expenses. We expect our general and administrative expenses to increase in the future as we expect our business to continue to grow and as a result of general inflation.

Assets impairment loss, net of recoveries. Assets impairment loss, net of recoveries consists of assets written-offs after impairment and recoverability assessment, net of recovered amount of impaired assets. The assets impairment in 2019 was related to a recovery of the last installment of Xunlei Kankan purchase price, which we wrote-off in the previous fiscal year.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, there is no withholding tax on dividends paid by us to our shareholders.

China

On March 16, 2007, the NPC promulgated the EIT Law, which was revised on December 29, 2018, adopting a unified EIT rate of 25%. In addition, the EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the “Circular for Implementation of the Transitional Preferential Policies for the Enterprise Income Tax.” Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which were established in the Shenzhen Special Economic Zone before March 16, 2007, was 25% for each of the 2015, 2016, 2017, 2018 and 2019 fiscal years.

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

According to a policy of the State Tax Administration of the PRC, enterprises that engage in research and development activities are entitled to claim 175% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year, or Super Deduction, during the period from January 1, 2018 to December 31, 2020. Shenzhen Xunlei, Shenzhen Onething, Shenzhen Wangwenhua and Xunlei Computer have been claiming this Super Deduction in ascertaining its tax assessable profits.

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

According to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2018 and December 31, 2019, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such WHT is required.

In addition, the current EIT Law treats enterprises established outside the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. If a company is considered as a PRC resident enterprise for tax purposes, it would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income after January 1, 2008. As of December 31, 2019, our company has not accrued for PRC tax on such basis. Our company will continue to monitor its tax status.

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

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Net revenues
Service revenue	169,017	83.7	177,528	76.5	172,998	95.4
Product revenue	32,894	16.3	54,604	23.5	8,269	4.6
Total revenue, net of rebates and discounts	201,911	100.0	232,132	100.0	181,267	100.0
Business taxes and surcharge	(1,328)	(0.7)	(1,528)	(0.7)	(602)	(0.3)
Total net revenues	200,583	99.3	230,604	99.3	180,665	99.7
Cost of revenues
Service	(96,391)	(47.7)	(84,033)	(36.2)	(92,732)	(51.1)
Product	(21,485)	(10.7)	(31,634)	(13.6)	(7,181)	(4.0)
Total cost of revenues	(117,876)	(58.4)	(115,667)	(49.8)	(99,913)	(55.1)
Gross profit	82,707	41.0	114,937	49.5	80,752	44.6
Operating expenses
Research and development expenses	(66,947)	(33.2)	(76,763)	(33.1)	(68,571)	(37.8)
Sales and marketing expenses	(19,888)	(9.8)	(35,322)	(15.2)	(31,820)	(17.6)
General and administrative expenses	(36,517)	(18.1)	(40,833)	(17.6)	(38,930)	(21.5)
Assets impairment loss, net of recoveries	(13,556)	(6.7)	(6,348)	(2.7)	2,147	1.2
Total operating expenses	(136,908)	(67.8)	(159,266)	(68.6)	(137,174)	(75.7)
Operating loss	(54,201)	(26.8)	(44,329)	(19.1)	(56,422)	(31.1)
Interest income	1,967	1.0	1,183	0.5	1,897	1.1
Interest expense	(239)	(0.1)	(239)	(0.1)	(75)	(0.0)
Other income, net	7,880	3.9	2,810	1.2	5,861	3.2
Share of loss from equity investees	(1,875)	(0.9)	(307)	(0.1)	—	—
Loss from continuing operations before income tax	(46,468)	(23.0)	(40,882)	(17.6)	(48,739)	(26.8)
Income tax benefit	2,252	1.1	89	—	(4,676)	(2.6)
Net loss from continuing operations	(44,216)	(21.9)	(40,793)	(17.6)	(53,415)	(29.4)
Discontinued operations:
Income from discontinued operations before income taxes	7,538	3.7	1,533	0.7	—	—
Income tax expenses	(1,131)	(0.6)	(230)	(0.1)	—	—
Net income from discontinued operations	6,407	3.2	1,303	0.6	—	—
Net loss for the year	(37,809)	(18.7)	(39,490)	(17.0)	(53,415)	(29.4)
Less: Net profit attributable to the non-controlling interest	13	0.0	212	0.1	246	0.1
Net loss attributable to Xunlei Limited	(37,822)	(18.7)	(39,278)	(16.9)	(53,169)	(29.3)

Year ended December 31, 2019 compared with year ended December 31, 2018.

Revenues. Our revenues decreased by 21.9% from US$232.1 million in 2018 to US$181.3 million in 2019, primarily due to decreases of revenues from OneThing cloud hardware sales, online advertising services and live streaming services.

Service revenue. Our service revenue decreased by 2.6% from US$177.5 million in 2018 to US$173.0 million in 2019, primarily due to a decreased demand for our online advertising services.

Our revenue from subscription services decreased by 0.4% from US$81.9 million in 2018 to US$81.5 million in 2019, primarily due to a decline in average revenue per subscriber.

Our online advertising revenues decreased by 43.7% from US$27.8 million in 2018 to US$15.6 million in 2019, primarily due to a decreased demand for our online advertising services mainly by the mobile gaming industry in 2019.

Revenues derived from cloud computing and other internet value-added services increased by 11.9% from US$67.9 million in 2018 to US$75.8 million in 2019, primarily due to an increase in demand for our shared cloud computing service.

Product revenue. Our product revenue decreased by 84.9% from US$54.6 million in 2018 to US$8.3 million in 2019, primarily due to a decrease in sales of OneThing cloud as we gradually phased out promotional activities for the OneThing cloud and a decreased demand for OneThing cloud from individual users.

Cost of revenues. Our cost of revenues decreased by 13.6% from US$115.7 million in 2018 to US$99.9 million in 2019, primarily attributable to a decline in cost of inventories sold as a result of decreased demand for our OneThing cloud hardware and reduced revenue sharing costs of live streaming service.

Bandwidth costs. Our bandwidth costs increased by 18.7% from US$48.1 million in 2018 to US$57.1 million in 2019, primarily due to an increased capacity of our shared cloud computing.

Cost of inventories sold. Our cost of inventories sold decreased by 77.3% from US$31.6 million in 2018 to US$7.2 million in 2019, primarily due to a decrease in sale of OneThing Cloud as we gradually phased out promotional activities for the OneThing cloud and a decreased demand for the OneThing cloud from individual users.

Cost of live streaming. Our cost of live streaming services decreased by 13.4% from US$23.9 million in 2018 to US$20.7 million in 2019, primarily due to a decline in revenue-sharing costs as a result of a decrease in our live streaming revenues.

Depreciation of servers and other equipment. Depreciation of servers and other equipment increased by 3.7% from US$5.0 million in 2018 to US$5.2 million in 2019, primarily due to an increase in depreciation of our shared cloud computing servers that we installed to our newly established distributed edge computing node rooms across China this year.

Payment handling charges. Our payment handling charges decreased by 45.0% from US$3.0 million in 2018 to US$1.7 million in 2019, primarily because we cooperated with more third-party payment service providers that charged lower service fees.

Other costs. These costs increased by 103.6% from US$4.0 million in 2018 to US$8.0 million in 2019, primarily due to a write-down of our inventory for OneThing Cloud hardware device in an amount of US$3.2 million based on our inventory impairment assessment.

Gross profit. As a result of the above, our gross profit decreased by 29.7% from US$114.9 million in 2018 to US$80.8 million in 2019. Gross profit margin decreased from 49.5% in 2018 to 44.5% in 2019, primarily due to a decrease in Onething Cloud hardware sales and a lower level of online advertising revenues generated this year.

Operating expenses. Our operating expenses decreased by 13.9% from US$159.3 million in 2018 to US$137.2 million in 2019, primarily due to (i) a decrease in technical services fee we incurred arising from collecting idle bandwidth from individual users due to the improvement of own technology and the increased bandwidth capacity we collected from Onething cloud users, (ii) a decrease in labor cost as a result of our optimization of organizational structure, benefits and compensation, and (iii) a decrease number of marketing and promotional activities as we gradually phased out our promotion activities for Onething Cloud hardware.

Research and development expenses. Our research and development expenses decreased by 10.7% from US$76.8 million in 2018 to US$68.6 million in 2019, primarily due to our optimization of organizational structure, employee benefits and compensation.

Sales and marketing expenses. Our sales and marketing expenses decreased by 9.9% from US$35.3 million in 2018 to US$31.8 million in 2019, primarily due to a gradually decreased marketing and promotional activities during this year for the sales of OneThing Cloud hardware device.

General and administrative expenses. Our general and administrative expenses decreased by 4.7% from US$40.8 million in 2018 to US$38.9 million in 2019, primarily because we incurred less legal and consulting expenses as we were involved in less copyright lawsuits.

Assets impairment loss, net of recoveries. We recorded a credit balance of US$2.1 million in 2019, compared to an assets impairment loss of US$6.3 million in 2018. The balance in 2019 represented a net recovery of the last installment of Xunlei Kankan purchase price which we impaired in 2017. The balance in 2018 represented receivables that were written-off after impairment and recoverability assessment, net of recovered amount of impaired assets.

Interest income. Our interest income increased by 60.4% from US$1.2 million in 2018 to US$1.9 million in 2019, primarily due to an increase in the balance of time deposits in our bank account.

Interest expense. Our interest expense decreased slightly from US$0.2 million in 2018 to US$0.1 million in 2019, primarily because less interest was accrued for the long-term payables to certain shareholders arising from the repurchase of shares in 2014.

Other income, net. Our other income increased by 108.6% from US$2.8 million in 2018 to US$5.9 million in 2019, primarily because we recorded a gain of approximately US$6.6 million on the disposal of LinkToken operations and its related assets and liabilities.

Income tax benefit. We recorded an income tax expense of US$4.7 million in 2019, as compared to an income tax benefit of US$0.1 million in 2018. We recorded an income tax expense in 2019 primarily due to a write-down of Shenzhen Xunlei’s deferred tax assets of US$7.4 million after our assessment based on a five year profit forecast.

Net loss from continuing operations. As a result of the above, our net loss increased from US$40.8 million in 2018 to US$53.4 million in 2019.

Net income from discontinued operations. Net income from discontinued operations was US$1.3 million in 2018 and nil in 2019.

Net loss attributable to Xunlei Limited. As a result of the above, we generated a net loss attributable to Xunlei Limited of US$39.3 million and US$53.2 million in 2018 and 2019, respectively.

Year ended December 31, 2018 compared with year ended December 31, 2017.

Revenues. Our revenues increased by 15.0% from US$201.9 million in 2017 to US$232.1 million in 2018. The increase was primarily due to an increase in revenues from product sales, live streaming services, and mobile advertising services.

Service revenue. Our service revenue increased by 5.0% from US$169.0 million in 2017 to US$177.5 million in 2018, primarily due to increases in the revenue generated from our online advertising services and cloud computing and other internet value-added services, partially offset by slight decreases in revenues from subscription services.

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

Revenues derived from other internet value-added services increased by 10.2% from US$61.6 million in 2017 to US$67.9 million in 2018, primarily due to an increase in revenue from our live streaming business.

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

Cost of live streaming. Our cost of live streaming services increased by 88.1% from US$12.7 million in 2017 to US$23.9 million in 2018, primarily due to an increase in live streaming costs associated with the growth of our live streaming service in 2018.

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

Assets impairment loss, net of recoveries. We recorded assets impairment loss of US$13.6 million in 2017 and US$6.3 million in 2018. The balance in 2018 represented receivables that were written-off after impairment and recoverability assessment, net of recovered amount of impaired assets. The balance in 2017 represented the write-offs in relation to Xunlei Kankan, which we disposed of in July 2015 and Kuaipan Personal, with respect to which we performed an impairment assessment due to a change of our product focus.

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

Inflation

To date, inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected if China experiences higher rates of inflation in the future.

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

We have estimated and recorded sales rebates provided to the agencies and advertisers of US$440,000, US$394,000 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

Live streaming revenue

We operate live streaming platform and users can purchase virtual gifts which they can then send to performers in the live streaming platform. The consumption of each virtual gift sold to users is considered as the performance obligation. We do not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue from consumable item is recognized at fair value of the virtual items, as we are the principal in this arrangement, based on actual consumption of virtual items by the paying users. The revenue from time-based item is recognized over the duration of stated period of the item.

Cloud computing and other internet value-added services

(a)       Revenues from cloud computing

As part of our cloud computing business, we engage in sale of OneThing Cloud. OneThing Cloud is a personal cloud hardware device that allows users to share their idle bandwidth with us, in exchange for LinkTokens. LinkTokens are not convertible into cash but they can be used to redeem for products and services offered in the LinkToken Mall. LinkTokens represent an obligation to deliver future services by the operator of LinkToken program.

Prior to April 1, 2019, the bandwidth shared by the users in exchange for LinkTokens is an identifiable benefit which we can reasonably estimate fair value. The benefit that we receives from user’s contribution of bandwidth is independent from OneThing Cloud that we sells to users.

In April 2019, we transferred the operation of LinkTokens, including the issuance and redemption obligation of LinkTokens, as well as the LinkTokens Mall to a third party, Beijing LinkChain Co., Ltd. (“Beijing LinkChain”). Upon completion of the transfer, users could continue to share their idle bandwidth with us in exchange for the LinkTokens issued by Hainan LinkChain Networking Technology Co., Ltd. (“Hainan LinkChain”), a wholly-owned subsidiary of Beijing LinkChain. In addition, we are obligated to pay to Hainan LinkChain a pre-determined amount per active user of OneThing Cloud who shared their idle bandwidth with us.

We primarily sold OneThing Cloud to individuals through online e-commerce platforms before 2019 and corporate customers starting from 2019, and the performance obligation is satisfied when the item is dispatched to the end customers.

The core business concept of cloud computing is to collect idle uplink capacity from individuals with reward, and deliver those collected computing resources to online video streaming platforms. On a monthly basis, we record the bandwidth we deliver and recognize revenue from these online video streamers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month).

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

(b)       Online game revenues

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

We entered into a legally binding agreement to sell our web game business in December 2017. Web game revenue recognized from discontinued operations was US$11,428,000, US$656,000 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

Share-based Compensation

We awarded a number of share-based compensation options to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in note 18 to our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019.

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

No goodwill impairment losses were recognized for the year ended December 31, 2017, 2018 and 2019 based on the impairment test performed by us.

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in “Certain risk and concentration” in note 26 to our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019. Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by our company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of our company. Non-controlling interests in the results of our company is presented on the face of the consolidated statements of comprehensive income as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of our company.

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

The allowances provided for accounts receivable was US$7.7 million as of December 31, 2018 and US$7.6 million as of December 31, 2019.

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

Transition from PRC business tax to PRC value-added tax

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. In addition to the product revenues currently subject to VAT at a rate of 13% (17% before May 1, 2018 and 16% before April 1, 2019), our advertising revenues, subscription revenue, online game revenue, revenue from cloud computing and live streaming revenue are now subject to VAT at a rate of 6%.

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

We are involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement and routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in our business practices, which could impact our future financial results. We have incurred US$9.5 million, US$4.7 million and US$2.0 million legal and litigation related expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

As of the date of this annual report, we have 24 lawsuits pending against us with an aggregate amount of claimed damages of approximately RMB82.0 million (US$11.9 million) which occurred before December 31, 2019. Among these 24 pending lawsuits, 20 of them were relating to the alleged copyright infringement in the PRC. We have accrued for US$2.8 million litigation related expenses in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2019, which is the most probable and reasonably estimable outcome.

We estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from our legal counsel. We are in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, we do not expect that the outcome of the 24 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility we may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against us in a reporting period for amounts in excess of management’s expectations, our consolidated financial statements for that reporting period could be materially adversely affected.

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.	Liquidity and Capital Resources

We have financed our operations primarily by using our existing internal cash reserves and borrowing bank loans. As of December 31, 2019, we had US$265.3 million in cash and cash equivalents and short-term investments. As of the same date, we also had US$3.0 million restricted cash, which represents cash deposited in a bank account due to legal or contractual restrictions, and US$11.3 million outstanding bank loans for the construction of our headquarters building.

In respect of our revenues from customers in the advertising industry, although the general credit term for these customers is 90 days, we typically are willing to accept delayed repayment up to one year from the invoice date given the general practices we have with our customers in the advertising industry. Our practice and collection history may continue to have an impact on our liquidity.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risk related to our corporate structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE’s subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2019, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$245.9 million.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities. However, if the impact of the COVID-19 on the economy becomes prolonged and greater than expected, our supplies may be disrupted, our customers may reduce their demand for our products and services, and banks may demand us to repay bank loans before their maturity. Our liquidity and capital resources would be significantly affected if this were to happen. We will closely monitor the impact of the COVID-19 on the economy and on our company.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands of US$)
Net cash used in operating activities	(14,216)	(35,608)	(45,649)
Net cash generated from/(used in) investing activities	35,208	(69,357)	79,260
Net cash generated from financing activities	2,561	929	12,177
Net increase/(decrease) in cash , cash equivalents and restricted cash	23,553	(104,036)	45,788
Cash, cash equivalents and restricted cash at the beginning of year	199,504	233,479	122,930
Effect of exchange rates on cash, cash equivalents, and restricted cash	10,422	(6,513)	(3,270)
Cash, cash equivalents and restricted cash at end of year	233,479	122,930	165,448

As of December 31, 2019, we had cash or cash equivalents, including restricted cash, of US$165.4 million in total, including RMB343.7 million (US$49.3 million) and US$106.2 million located within the PRC, of which RMB190.4 million (US$27.3 million) and US$10.5 million was held by our VIE, Shenzhen Xunlei, and its subsidiaries. We also had cash or cash equivalents of RMB65 thousand (US$9,400), US$9.6 million, HK$2.2 million (US$0.3 million) and THB2.4 million (US$0.1 million) located outside of the PRC as of December 31, 2019.

Operating activities

Net cash used in operating activities amounted to US$45.6 million in 2019, which was primarily attributable to a net loss of US$53.4 million, adjusted for certain non-cash expenses consisting principally of the depreciation of property and equipment of US$5.8 million, share-based compensation of US$5.4 million, impairment of long-term investments of US$19.8 million, and a net change in working capital. The net change in working capital was primarily due to an increase in accounts receivable of US$8.7 million, which was in line with the increase of cloud computing revenues, an increase in accounts payable of US$2.1 million, which was due to longer payment term we made for our bandwidth purchase, and a decrease in inventories of US$3.4 million, which was due to the sale of Onething Cloud hardware.

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

Net cash generated from investing activities amounted to US$79.3 million in 2019, primarily attributable to proceeds from disposal of short-term investments of US$450.7 million, which was partially offset by our purchase of short-term investments of US$355.3 million.

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

Financing activities

Net cash generated from financing activities amounted to US$12.2 million in 2019, primarily attributable to proceeds from bank borrowings of US$11.3 million.

Net cash generated from financing activities amounted to US$0.9 million in 2018, mainly represented the proceeds from government grant received.

Net cash generated from financing activities amounted to US$2.6 million in 2017, primarily attributable to government grants received of US$2.9 million, partially offset by payments for the repurchase of shares in the amount of US$0.4 million.

Capital expenditures

We made capital expenditures of US$8.9 million, US$4.1 million and US$14.7 million in the years ended December 31, 2017, 2018 and 2019, respectively. In the past, our capital expenditures were primarily used to purchase servers or other equipment for our business and pay for construction in progress. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2019, we had a team of 640 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of US$)
Bandwidth lease obligations	12,033	7,918	4,115	—	—
Capital obligations	22,510	21,453	1,057	—	—
Total	34,543	29,371	5,172	—	—

As of December 31, 2019, we had unconditional purchase obligations for switchboard, servers, office software and construction in process that had not been recognized in the amount of US$22.5 million.

G.	Safe Harbor

See “Forward-looking Information.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Li	44	Chairman and Chief Executive Officer
Sean Shenglong Zou	48	Co-Founder and Director
Hao Cheng	44	Co-Founder and Director
Yubo Zhang	43	President
Raymond Weimin Luo	47	Director and Chief Operating Officer
Peng Shi	32	Director
Hui Duan	40	Director
Jenny Wenjie Wu	45	Independent Director
Ya Li	50	Independent Director
Naijiang (Eric) Zhou	57	Chief Financial Officer

Mr. Jinbo Li has been our chairman and chief executive officer since April 2020. Mr. Li is a successful serial entrepreneur with more than 20 years' experience in China's internet and technology industry. Mr. Li was part of Xunlei’s founding team and contributed to establishing and leading the core R&D team during the crucial early stage of Xunlei from 2004 to 2009. Mr. Li left Xunlei in January 2010 and acted as the chief executive officers of two internet ventures from 2010 to 2014. Mr. Li founded Itui International Inc., a company focusing on developing mobile applications for social networking services, in 2014 and acted as its chairman and chief executive officer since then. Mr. Li received his bachelor’s degree in 1998 from Shandong University in China and master’s degree in 2001 from Peking University in China.

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

Mr. Yubo Zhang has been appointed as our president since April 2020. Prior to rejoining us in April 2020, Mr. Zhang served as the chief executive officer of Beijing Nesound International Media Corp, Ltd., or Nesound, from April 2015 to April 2020. During his tenure at Nesound, Mr. Zhang combined the respective advantages of live broadcasting and traditional film & television businesses and built a multifaceted platform incorporating self-produced exclusive contents, star development plans and Internet services. Mr. Zhang joined our company for the first time in August 2005 and was one of the core founding members of our company. During his ten years with us, Mr. Zhang served various management positions including a senior vice president of our company and the president of a major subsidiary of our company from August 2005 to March 2015. Mr. Zhang received his bachelor’s degree in mechanical design and manufacturing from Jilin University of Technology in China in 1999.

Mr. Raymond Weimin Luo has been serving as our chief operating officer and our director since April 2020. Mr. Luo has been an active entrepreneur and investor in China's internet industry since 2012. He was a managing partner at Hongtai Aplus Consumption Fund from 2018 to 2019, a venture partner at Morningside Capital from 2016 to 2018, and the chief executive officer of a supply chain company he founded from 2012 to 2016. Prior to that, Mr. Luo was the chief operating officer at Xunlei from 2006 to 2011. Mr. Luo received his bachelor’s degree in biological engineering from Jinan University in China in 1993.

Mr. Peng Shi has been serving as a director of our company since April 2020. Mr. Shi has also been serving as the president of product at Beijing Itui Technology Co., Ltd since March 2018. Prior to joing Beijing Itui, Mr. Shi served as the general manager at Qutoutiao Inc. Beijing branch from January 2018 to March 2018, the product director of Toutiao.com, a Chinese news and information content platform operated by Beijing Bytedance Technology Co., Ltd, from 2016 to 2017, the product vice president of Quanmin.tv, a live streaming platform operated by Shanghai Maimiao Information Technology Co., Ltd. from 2015 to 2016, the senior product officer of UCWeb Inc from May 2014 to June 2015, a senior product manager at Baidu, Inc. from April 2013 to May 2014, and a product manager at Qihoo 360 Technology Co., Ltd. from March 2010 to April 2013. Mr. Shi received his bachelor’s degree in software engineering from Beihai College of Beihang University in China in 2011.

Mr. Hui Duan has been serving as a director of our company since April 2020. Mr. Duan currently also serves as the chief technology officer of Beijing Itui Technology Co., Ltd. Prior to that, Mr. Duan founded his own company that provided HR SaaS products and services from October 2015 to 2017. From April 2008 to April 2015, Mr. Duan served various management positions at Xunlei including vice president and the chief executive officer of a major subsidiary of Xunlei. Mr. Duan received his bachelor’s degree in computer science from Peking University in 2001 and EMBA degree from China Europe International Business School in 2015.

Ms. Jenny Wenjie Wu has been serving as our independent director since June 2014. Ms. Wu has also been serving as an independent non-executive director of Kingsoft Corporation Limited (3888.HK) since March 2013. Ms. Wu served as the chief investment officer of New Hope Group from November 2018 to February 2020. Prior to joining New Hope Group, Ms. Wu was a founding and managing partner of Baidu Capital from November 2016 to November 2018. Ms. Wu successively served as the deputy chief financial officer, the chief financial officer, and the chief strategy officer at Trip.com Group Limited (NASDAQ: TCOM) from December 2011 to November 2016. Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings (International) Company Limited (0144.HK), a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, and a master’s degree and a bachelor’s degree in economics from Nankai University, China. Ms. Wu is a Chartered Financial Analyst (CFA) since 2004.

Mr. Ya Li has been serving as our independent director since March 2017. Mr. Li founded Beijing Humanistic Intelligence Inc. in 2019 and currently serves as the chief executive officer of this company. Mr. Li currently is also a visiting research fellow and master’s supervisor at Beijing University. From February 2015 to January 2019, Mr. Li served as the chief executive officer of Yidian Zixun. From May 2006 to September 2017, Mr. Li served successively as the chief operating officer, the chief financial officer, the president, and a director of Phoenix New Media (NYSE: FENG). From 2004 to 2006, Mr. Li served as the chief operating officer and the chief financial officer of Techedge Inc. From 2002 to 2006, Mr. Li served as the president of China Quantum Communications Inc. Mr. Li also served as directors for U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs from 1996 to 2005. Mr. Li holds an Executive MBA degree from the Wharton School at the University of Pennsylvania, a master degree in Computer Science from Temple University, and a bachelor degree in Control Systems Engineering from the University of Science & Technology of China.

Mr. Naijiang (Eric) Zhou has been serving as our chief financial officer since September 2017. Mr. Zhou has twenty years of professional experience covering corporate finance, financial planning and analysis, domestic and international investment project due diligence, and mutual fund and private equity investment research and management in the U.S. and in China. Most recently, Mr. Zhou was an interim chief financial officer at ChinaCache International Holdings Limited, a Nasdaq-listed company. Mr. Zhou served as a senior vice president of ChinaCache from September 2015 to June 2016. From February 2010 to December 2014, he served as the vice president of finance and the chief financial officer at Sutor Technology Group Limited. Prior to that, Mr. Zhou served in various roles, including an executive vice president and the chief financial officer at Richfield Investment Ltd., an equity research analyst at Roth Capital Partners, a principal financial planner at American Electric Power and a senior research analyst at U.S. Global Investors. Mr. Zhou obtained a bachelor’s degree with honors in Petroleum Management Engineering from China Petroleum University, and an MBA in Finance and Ph.D. in Interdisciplinary Energy and Mineral Resources from the University of Texas at Austin. Mr. Zhou is a CFA charter holder.

B.	Compensation

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately US$0.6 million in cash to our executive officers, and we paid approximately US$0.1 million in cash compensation to two non-executive directors. In addition, we paid approximately US$0.2 million in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan, see “—Share Incentive Plans.” For restricted share grants outside the share incentive plan, see “—Share Incentive Plans.”

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

2010 Plan

Under the 2010 Plan and the seventh amended and restated shareholders’ agreement dated as of April 24, 2014, the maximum number of shares in respect of which options, restricted shares, or restricted share units that may be granted is 26,822,828 shares. As of March 31, 2020, we had granted to certain executive officers and other employees under the 2010 Plan options (excluding those forfeited) to purchase an aggregate number of 10,978,050 common shares, among which 10,000 are outstanding. As of March 31, 2020, 7,369,315 restricted shares (excluding those forfeited) had been granted to certain executive officers and other employees under the 2010 Plan.

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

2013 Plan

Under the 2013 Plan, the maximum number of share awards that may be granted is 9,073,732 restricted shares, which have been issued to Leading Advice Holdings Limited, or Leading Advice, for the purposes of administrating the awards according to the 2013 Plan. As of March 31, 2020, 7,067,230 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan.

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

2014 Plan

Under the 2014 Plan, the maximum number of share awards that may be granted is 14,195,412 restricted shares, which are currently registered under the name of Leading Advice Holdings Limited for the purposes of administrating the awards according to the 2014 Plan. As of March 31, 2020, 9,263,350 restricted shares (excluding those forfeited) had been granted to certain executive officers and other employees under the 2014 Plan.

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

The following table summarizes, as of March 31, 2020, the outstanding options and restricted shares granted to our executive officers, directors, and other individuals as a group under our share incentive plans.

Name	Number of restricted shares or options to purchase common shares awarded (1)	Exercise price (US$/share)	Date of grant	Date of expiration
Lei Chen	* *	— —	June 25, 2016 November 3, 2014	— —
Naijiang (Eric) Zhou	*	—	March 1, 2018	—
Jenny Wenjie Wu	* *	— —	June 23, 2014 April 13, 2018	— —
Ya Li	* *	— —	March 7, 2017 April 13, 2018	— —
Other grantees as a group	4,294,000	†	†	†
Total	5,674,000

(1)	Only restricted shares were granted to our directors and officers. For other grantees, the awards we granted consist of restricted shares and options. The numbers in this column do not include the common shares issued to grantees upon exercise of vested options and the vesting of restricted shares.

*	Less than one percent of our total outstanding share capital.

†	As of March 31, 2020, the outstanding options held by other grantees as a group had an exercise price of US$3.97. The options and restricted shares were granted on various dates from March 1, 2014 through August 1, 2019. Each option will expire after seven or eight years from the date of grant.

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

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. All the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof and to issue debentures, debenture stock and other securities whenever money is borrowed or as a security for any debt, liability or obligation of our company or any third party, may only be carried out jointly by our chief executive officer and chief financial officer.

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

Compensation committee

Our compensation committee consists of Ms. Jenny Wenjie Wu, Mr. Ya Li and Mr. Jinbo Li, and is chaired by Mr. Jinbo Li. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reporting regularly to the board.

•	reviewing the total compensation package for our two most senior executives and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the two most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Ms. Jenny Wenjie Wu, Mr. Ya Li and Mr. Raymond Weimin Luo, and is chaired by Mr. Raymond Weimin Luo. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved to-wards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

As of December 31, 2019, we had 1,070 employees, including 121 in general administration, 839 in research and development and 110 in sales and marketing. We group our employees into three categories—research and development, sales and marketing and general administration. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

E.	Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of April 15, 2020 held by:

•	each of our current directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 339,814,941 total outstanding common shares as of April 15, 2020, excluding (i) 9,519,144 common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan that remained then unexercised or unvested, and (ii) 19,543,120 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by us under our 2015 and 2016 repurchase programs but not yet cancelled.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 15, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%†
Directors and executive officers**:
Jinbo Li(1)	135,320,239	39.8%
Sean Shenglong Zou(2)	22,931,611	6.8%
Hao Cheng	*	*
Yubo Zhang	—	—
Raymond Weimin Luo	—	—
Peng Shi	—	—
Hui Duan	—	—
Jenny Wenjie Wu	*	*
Ya Li	*	*
Naijiang (Eric) Zhou	*	*
All directors and executive officers as group	161,997,127	47.7%
Principal shareholders:
Itui International Inc.(3)	135,320,239	39.8%
Yong Rong (HK) Asset Management Limited(4)	49,398,310	14.5%

Notes:

*	Less than 1% of the total outstanding common shares.

**	The business address of Messrs Jinbo Li, Sean Shenglong Zou, Yubo Zhang, Raymod Weimin Luo, and Naijiang (Eric) Zhou and Ms. Jenny Wenjie Wu is 21-23/F, Block B, Building #12, 18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Hao Cheng is CITIC Mangrove Bay 10A-1402. The business address of Mr. Peng Shi and Mr. Hui Duan is Room 407, Taixing Building, No.11 Huayuan East Road, Haidian District. Beijing 100089, China. The business address of Mr. Ya Li is Building #14-1601, Xincheng Guoji, No. 6 Chaowai Street, Chaoyang District, Beijing 100020, China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of April 15, 2020, by the sum of (i) the total number of outstanding common shares as of April 15, 2020, 339,814,941, and (ii) the number of common shares underlying share options, restricted shares, and warrants held by such person or group that are exercisable within 60 days of April 15, 2020.

(1)	Mr. Jinbo Li does not hold any common shares of our company directly. Mr. Jinbo Li, through his holding vehicle, owns 17.7% of the total outstanding shares (equal to 51.8% of the total voting power of all outstanding shares) of Itui International Inc., which in turn owns 135,320,239 common shares of our company. By virtual of his controlling interest in Itui International Inc., Mr. Jinbo Li is deemed to be a beneficial owner of 135,320,239 common shares of our company.

(2)	Represents (i) 10,931,611 common shares directly held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Zou through a family trust, and (ii) 12,000,000 common shares held by Eagle Spirit LLC, a Delaware limited liability company, which is wholly owned by a United States irrevocable trust with Mr. Zou as the settler, and Mr. Zou is the sole director of Eagle Spirit LLC.

(3)	Represents 135,320,239 common shares held by Itui International Inc., a limited liability company incorporated under the laws of the Cayman Islands. Mr. Jinbo Li, our chairman and chief executive officer, through his holding vehicle, owns 17.7% of the total outstanding shares (equal to 51.8% of the total voting power of all outstanding shares) of Itui International Inc. Xiaomi Ventures Limited owns 14.9% of the total outstanding shares of Itui International Inc. and has a veto right in determining how Itui International Inc.’s voting power should be exercised when Itui International Inc. votes as a shareholder of our company on certain matters in relation to our company. As a result, Mr. Jinbo Li and Xiaomi Ventures Limited are deemed to be beneficial owners of, and share voting and dispositive power over, 135,320,239 common shares held by Itui International Inc. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange (Stock code: 1810). The business address of Xiaomi Ventures Limited is Xiaomi Campus, No. 33 Xi Erqi Middle Road, Haidian District, Beijing, the People’s Republic of China. The business address of Itui International Inc. is Room 407, 4/F, Taixing Building, 11 Huayuan East Road, Haidian District, Beijing, the People’s Republic of China.

(4)	Represents 9,879,662 ADSs directly held by Yong Rong (HK) Asset Management Yong Rong Global Excellence Fund. The registered address of Yong Rong (HK) Asset Management Limited is Suite 308, 30/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

To our knowledge, as of April 15, 2020, 208,772,849 of our outstanding common shares are held by three record holders in the United States including 196,772,845 common shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of our common shares held by The Bank of New York Mellon include 19,543,120 common shares (i) issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) repurchased by our company in 2016, 2017 and 2018. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Shareholders agreement

In connection with the issuance of our series E preferred shares, we entered into a seventh amended and restated shareholders agreement in April 2014 with our shareholders and relevant parties therein. Except for the registration rights, all preferred shareholders’ rights automatically terminated upon the completion of our initial public offering. Additionally, the co-founders have agreed to the transfer restrictions imposed on an aggregate number of 39,934,162 common shares beneficially owned by the co-founders. Accordingly, the co-founders are unable to transfer the relevant shares to any third party until April 24, 2019 or April 24, 2018, as the case may be. The registration rights we granted to certain of our shareholders expired on the fifth anniversary of the completion of our initial public offering in June 2014.

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

Advances extended to certain directors

We extended advances amounting to RMB60,000 to Mr. Shenglong Zou and RMB40,000 to Mr. Chuan Wang, our former chairman, in 2014. These advances were used for general business purposes, to set up certain companies in the PRC which we plan to use to conduct a part of our business and consolidate into the financial statements of our company in the future. As of the December 31, 2019, the advances to Mr. Shenglong Zou and Mr. Chuan Wang remain outstanding.

Game sharing arrangement with Zhuhai Qianyou Technology, Co., Ltd.

In November 2011, we obtained an exclusive game operation right from Zhuhai Qianyou Technology, Co., Ltd., or Zhuhai Qianyou, our equity investee, which is specialized in developing online games. According to the agreement in relation to such game operation right that we entered into with Zhuhai Qianyou, we need to share revenues derived by the licensed games with Zhuhai Qianyou. Game sharing cost paid and payable to Zhuhai Qianyou was approximately US$84,000 in 2017, US$9,000 in 2018 and nil in 2019. As of December 31, 2017, 2018 and 2019, the amount of unpaid and outstanding game sharing cost we owed to Zhuhai Qianyou was approximately US$10,000, US$2,000 and US$2,000, respectively.

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

For the years ended December 31, 2017, 2018 and 2019, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was RMB11.9 million, RMB45.3 million and RMB44.7 million (US$6.5 million), respectively.

Transactions with Xiaomi

In December 2013, we entered into a Cooperation Framework Agreement with Millet Communication Technology Co., Ltd., or Millet Communication, a company controlled by one of our shareholders, Xiaomi Ventures Limited. Parties would enter into separate agreements to carry detailed cooperation.

Xunlei Accelerator Mobile Pre-installing Services Agreement. In 2014, we entered into a Xunlei Accelerator Mobile Pre-installing Services Agreement, or the Pre-installing Services Agreement, with Beijing Xiaomi Mobile Software Co., Ltd., or Beijing Xiaomi, a company controlled by one of our shareholders, Xiaomi Ventures Limited. Through such cooperation, Xiaomi phones would be pre-installed with our mobile acceleration applications and Xiaomi phone users would have access to our acceleration services. We provided such pre-installing service at no charge which was consistent with our pre-installing agreements with other unrelated parties. The Pre-installing Services Agreement had a term of one year, which is renewed on a yearly basis. Parties renewed such agreement in 2015 and 2016. In 2017, we entered into a supplemental agreement of the Pre-installing Services Agreement, or the Supplemental Agreement, with another Xiaomi group company, Guangzhou Millet Information Service Co., Ltd., or Guangzhou Millet. Pursuant to the Supplemental Agreement, Guangzhou Millet replaced Beijing Xiaomi under the Pre-installing Services Agreement. Parties further agreed in the Supplemental Agreement that Guangzhou Millet will share with us a portion of the revenue generated from the advertising services offered by Guangzhou Millet through Xunlei Accelerator that we pre-installed in Xiaomi’s mobile phones as compensation for technology solution services we provided to Guangzhou Millet. The Supplemental Agreement had a term of two years from mid-June 2017 to mid-June 2019 and was automatically extended for another two years from mid-June 2019 to mid-June 2021. In 2019, we recognized a revenue of US$2.5 million from Guangzhou Millet. As of December 31, 2019, the amount of outstanding revenue from Guangzhou Millet was US$1.4 million, which was settled in January 2020.

Cloud Computing Service Agreement. We entered into an agreement with Millet Communication in 2015, an agreement with Beijing Xiaomi in 2017 and an agreement with Xiaomi Technology in April 2019 to provide cloud computing services at the market price based on the actual usage. Millet Communication, Beijing Xiaomi and Xiaomi Technology are companies controlled by one of our shareholders, Xiaomi Ventures Limited. In 2019, our total cloud computing revenue were US$1.8 million from Beijing Xiaomi and US$0.9 million from Xiaomi Technology. As of December 31, 2019, the amount of outstanding cloud computing revenue was nil from Beijing Xiaomi and US$0.2 million from Xiaomi Technology.

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

We were subject to a number of lawsuits in China for alleged copyright infringements over the years, a number of which are still outstanding as of the date of this annual report. In addition, two putative shareholder class action lawsuits have been filed in the United States District Court for the Southern District of New York against our company and certain current and former officers and directors of our company: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No. 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs allege that certain statements regarding OneCoin in the company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (PAC) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. We filed a motion to dismiss the amended compliant on August 3, 2018. In September 2019, the U.S. District Judge for the Southern District of New York. Paul A. Crotty dismissed the two consolidated federal securities class action with prejudice because Xunlei's use of blockchain technology to reward OneCoin (later named as LinkToken) to customers for sharing excess storage and bandwidth did not amount to an initial coin offering and thus did not violate Chinese law. As our OneCoin rewarding program was not illegal, the court concluded we did not make a misrepresentation or omit material facts in failing to describe the Rewards Program as an illegal initial coin offering. The court also ruled that the complaint failed to plead facts giving rise to a strong inference of an intent to deceive, manipulate, or defraud.

Although legal proceedings are inherently uncertain and their results cannot be predicted, we have not been, nor are we currently a party to or aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial position or results of operations.

Dividend Policy

We have not previously declared or paid cash dividends. Subject to our ongoing financial performance, cash position, budget and business plan and market conditions, we may consider paying special dividends. However, we do not plan to pay dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, we may declare and pay dividends on our shares only out of our profit or our share premium account, provided always that even if our company has sufficient profit or share premium, we may not pay a dividend if this would result in our company being unable to pay our debts as they fall due in the ordinary course of business. If we pay any dividends on our common shares, we will pay those dividends which are payable in respect of the common shares underlying our ADSs to the depositary, as the registered holder of such common shares, and the depositary then will pay such amounts to our ADS holders in proportion to the common shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

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

We incorporate by reference into this annual report the description of our eighth amended and restated memorandum and seventh amended and restated articles of association contained in our F-1 registration statement (File No. 333-196221), initially filed with the SEC on June 12, 2014. The eighth amended and restated memorandum and seventh amended and restated articles of association were adopted by our shareholders by special resolutions passed on June 11, 2014, and became effective immediately upon completion of our initial public offering of our common shares represented by ADSs.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—Business Overview—Regulation— Regulation on foreign exchange control and administration.”

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2019, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Dividends

Subject to the discussion below under “Passive foreign investment company rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on the NASDAQ Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the NASDAQ Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2020. Each non-corporate U.S. Holder is advised to consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares and ADSs. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2020. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

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

Foreign exchange risk

Our financing activities are denominated mainly in U.S. dollars while interest bearing loan we borrowed this year for the construction of our headquarters building is denominated in RMB. The Renminbi, or RMB, is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and conversion of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of our subsidiaries, and the consolidated VIE and its subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

As of December 31, 2019, we had RMB-denominated cash and cash equivalents, and short-term investments of RMB325.0 million, HKD-denominated cash and cash equivalents, restricted cash and short-term investments of HKD2.2 million, THB-denominated cash and cash equivalents, restricted cash and short-term investments of THB2.4 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$218.4 million. We also had RMB-denominated restricted cash of RMB20.8 million. Assuming we had converted RMB345.8 million into U.S. dollars at the exchange rate of RMB6.9762 for US$1.00 on December 31, 2019 released by the State Administration of Foreign Exchange of the PRC, our U.S. dollar cash balance would have had a US$49.6 million increase. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have had a US$44.6 million increase instead. Assuming we had converted US$218.4 million into RMB at the exchange rate of RMB6.9762 for US$1.00 on December 31, 2019 released by the State Administration of Foreign Exchange of the PRC, our RMB cash balance would have had a RMB1.5 billion increase. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have had a RMB1.7 billion increase instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. In addition, the depositary has agreed to waive the issuance fees for ADSs issued (i) in connection with our follow-on equity offerings, (ii) to our founders and senior management, and (iii) in connection with our employee incentive plans. In 2019, we received approximately US$0.22 million (after withholding tax) from the depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our in internal control over financial reporting was effective as of December 31, 2019.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F includes an attestation report of the company’s independent registered public accounting firm because we are a large accelerated filer and we are no longer qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2019.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Our chairman and chief executive officer, Mr. Jinbo Li, currently also serves as the chairman and chief executive officer of Itui International Inc., our shareholder holding approximately 39.8% of our outstanding share capital as of April 15, 2020. Mr. Jinbo Li is the founder and a shareholder of Itui International Inc. Section III of our code of business conduct and ethics provides that no employee shall serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of the Company. Employees must obtain prior approval from the board of directors before accepting any such board or committee position. The Company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate. Section III also provides that no employee may have any financial interest (ownership or otherwise) in any other business or entity if such interest requires the employee to devote time to it during such employee’s working hours at the Company. On April 11, 2020, our board of directors granted Mr. Jinbo Li a waiver from compliance with the above provisions of our code of business conduct and ethics so that Mr. Jinbo Li is able to simultaneously serve as the chairman and the chief executive officer at both our company and Itui International Inc.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2017		2018		2019
	(in US$)
Audit fees(1)	US$	758,028	US$	754,903	US$	905,356
Audit-related fees(2)	US$	—	US$	—	US$	—
All other fees(3)	US$	—	US$	—	US$	—

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for each of the fiscal years listed.

(2)	“Audit-related fees” represents the aggregate fees billed for each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees” above.

(3)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in “audit fees” and “audit-related fees” above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our independent auditor only provides us with audit services. Our audit committee has approved all of our audit fees for the year ended December 31, 2019.

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

Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The practices of our home country, the Cayman Islands, do not require us to hold annual shareholders meetings every year. We have elected to adopt this practice and did not hold an annual meeting of shareholders for fiscal year 2019. We may, however, hold annual shareholders meeting in the future.

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

Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq-listed company to have an audit committee composed of at least three independent members. The practices of our home country, the Cayman Islands, do not require us to have a three-member audit committee at this time. We have elected to adopt this practice and have an audit committee composed of two independent members.

Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq-listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. The practices of our home country, the Cayman Islands, do not require that any of the members of a company’s nominations committee be independent directors. We have elected to adopt this practice in order to utilize the experience of Mr. Raymond Weimin Luo and our corporate governance and nominating committee is not composed solely of independent directors.

Nasdaq Stock Market Rule 5605(d)(2) requires a Nasdaq-listed company to have a compensation committee composed solely of independent directors. The practices of our home country, the Cayman Islands, do not require that any of the members of a company’s compensation committee be independent directors. We have elected to adopt this practice in order to utilize the experience of Mr. Jinbo Li and our compensation committee is not composed solely of independent directors.

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

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Eighth amended and restated memorandum and seventh amended and restated articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)
2.3	Deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated June 23, 2014 (incorporated by reference to Exhibit 4.3 to the Registrant’s registration statement on Form F-1, as amended (File No. 333-196221), filed with the Securities and Exchange Commission on June 12, 2014)
2.4*	Description of securities
4.1	Seventh amended and restated shareholders agreement among the Registrant and its subsidiaries, Shenzhen Xunlei Networking Technologies Co., Ltd. and its subsidiaries, shareholders of the Registrant and other parties thereto, dated April 24, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.2	Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of February 13, 2014 (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.3	Warrant issued by the Registrant to Xiaomi Ventures Limited dated as of March 5, 2014 (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.4	Warrant issued by the Registrant to Skyline Global Company Holdings Limited, dated as of March 5, 2014 (incorporated by reference to Exhibit 4.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.5	Supplemental agreement to Series E preferred share purchase agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of March 20, 2014 (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.6	Series E preferred share purchase agreement, among the Registrant, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and IDG Technology Venture Investment V, L.P., dated as of April 3, 2014 (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.7	2010 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.8	2013 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.9	2014 share incentive plan (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.10	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan of the Registrant, dated March 20, 2014 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.11	Letter agreement signed by Leading Advice Holdings Limited in relation to 2014 share incentive plan of the Registrant, dated May 5, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.12	Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan and 2014 share incentive plan of the Registrant, dated May 19, 2014 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.13	Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.14	Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.15	English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)
4.16	English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.17	English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.18	English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.19	English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.20	English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.21	English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.22	English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.23	English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.24	English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.25	English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.26	English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.27	English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.28	English translation of equity interests disposal agreement between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated November 15, 2006, as amended on May 10, 2011 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)
4.29	English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated December 24, 2013 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.30	Content protection agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd. and other parties thereto dated May 22, 2014 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
4.31	English summary of Assets and Business Transfer Agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Science and Technology Co., Ltd. and Beijing Kingsoft Cloud Science and Technology Co., Ltd. dated September 2, 2014 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2015)
4.32	English translation of the Equity Transfer Agreement dated as of May 13, 2015 by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 21, 2016)
4.33	English translation of the Business and Assets Transfer Agreement dated as of May 14, 2015 by and among Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 21, 2016)
4.34	English summary of General Contract for the Construction of Xunlei Building dated April 24, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Construction Second Engineering Bureau Ltd. (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)
4.35	English translation of the Financing Agreement dated January 2, 2019 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. Shenzhen Branch (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)
4.36	English translation of the Maximum Mortgage Contract dated January 2, 2019 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. Shenzhen Branch (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)
4.37	English translation of the Irrevocable Letter of Guarantee of Maximum Amount dated March 15, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)
4.38	English translation of the Credit Agreement dated March 15, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)
4.39*	English translation of the Credit Agreement dated June 20, 2019 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch
8.1*	List of principal subsidiaries and variable interest entity of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the Securities and Exchange Commission on June 12, 2014)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of King & Wood Mallesons
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Jinbo Li
	Name:	Jinbo Li
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 28, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Xunlei Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Xunlei Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 28, 2020

We have served as the Company's auditor since 2014.

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note		As at December 31, 2018	As at December 31, 2019
Assets
Current assets:
Cash and cash equivalents	4		122,930	162,465
Short-term investments	5		196,538	102,847
Accounts receivable, net	6		19,391	27,533
Inventories	7		12,667	5,537
Due from related parties	24		1,137	1,658
Prepayments and other current assets	8		10,236	16,543
Total current assets			362,899	316,583

Non-current assets:
Retricted cash	2	(e)	—	2,983
Long-term investments	9		33,638	26,365
Deferred tax assets	22		5,690	1,118
Property and equipment, net	10		21,903	38,770
Right-of-use assets	11		—	8,747
Intangible assets, net	12		9,991	9,426
Goodwill	2	(l)	20,717	20,382
Other long-term prepayments and receivables	8		593	313
Total assets			455,431	424,687

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and its subsidiaries without recourse to the Company of USD 48,276 and USD 45,162 as of December 31, 2018 and 2019, respectively)			22,629	24,213
Due to related parties (including due to related parties of the consolidated VIE and its subsidiaries without recourse to the Company of USD 298 and USD 2 as of December 31, 2018 and 2019, respectively)	24		5,234	5,002
Contract liabilities and deferred income, current portion (including contract liabilities and deferred income, current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 29,794 and USD 31,988 as of December 31, 2018 and 2019, respectively)	13		30,295	31,988
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of USD 2,437 and USD 2,436 as of December 31, 2018 and 2019, respectively)			2,503	2,550
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIE and its subsidiaries without recourse to the Company of USD 158,288 and USD 191,406 as of December 31, 2018 and 2019, respectively)	14		44,065	42,840
Held-for-sale liabilities (including held-for-sale liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of USD 3,309 and nil as of December 31, 2018 and 2019, respectively)			3,309	—
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIE and its subsidiaries without recourse to the Company of nil and USD 4,621 as of December 31, 2018 and 2019, respectively)	11		—	4,693
Total current liabilities			108,035	111,286

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars (“USD”), except for number of shares and per share data)	Note	As at December 31, 2018	As at December 31, 2019
Non-current liabilities:
Contract liabilities and deferred income, non-current portion (including contract liabilities and deferred income, non-current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 1,850 and USD 1,223 as of December 31, 2018 and 2019, respectively)	13	1,850	1,223
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of USD 1,366 and USD 1,179 as of December 31, 2018 and 2019, respectively)	22	1,366	1,179
Bank borrowings (including bank borrowing of the consolidated VIE and its subsidiaries without recourse to the Company of nil and USD 11,324 as of December 31, 2018 and 2019, respectively)	15	—	11,324
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIE and its subsidiaries without recourse to the Company of nil and USD 4,073 as of December 31, 2018 and 2019, respectively)	11	—	4,132
Total liabilities		111,251	129,144
Commitments and contingencies	26
Equity
Common shares (368,877,209 shares issued and 336,522,780 shares outstanding as of December 31, 2018; 368,877,205 shares issued and 339,165,241 shares outstanding as of December 31, 2019)	16	84	85
Additional paid-in-capital		466,624	472,052
Accumulated other comprehensive loss		(12,748)	(13,425)
Statutory reserves		5,132	5,132
Treasury shares (32,354,429 shares and 29,711,964 shares as of December 31, 2018 and 2019, respectively)		8	7
Accumulated deficits		(113,804)	(166,973)
Total Xunlei Limited’s shareholders’ equity		345,296	296,878
Non-controlling interests	19	(1,116)	(1,335)
Total liabilities and shareholders’ equity		455,431	424,687

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive Loss

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2017	2018	2019
Net revenues
Service revenue		169,017	177,528	172,998
Product revenue		32,894	54,604	8,269
Total revenues, net of rebates and discounts	2(q),2(y)	201,911	232,132	181,267
Business taxes and surcharges		(1,328)	(1,528)	(602)
Net revenues		200,583	230,604	180,665
Cost of revenues
Service	20	(96,391)	(84,033)	(92,732)
Product	20	(21,485)	(31,634)	(7,181)
Total cost of revenues		(117,876)	(115,667)	(99,913)
Gross profit		82,707	114,937	80,752
Operating expenses
Research and development expenses		(66,947)	(76,763)	(68,571)
Sales and marketing expenses		(19,888)	(35,322)	(31,820)
General and administrative expenses		(36,517)	(40,833)	(38,930)
Assets impairment loss, net of recoveries		(13,556)	(6,348)	2,147
Total operating expenses		(136,908)	(159,266)	(137,174)
Operating loss		(54,201)	(44,329)	(56,422)
Interest income		1,967	1,183	1,897
Interest expense		(239)	(239)	(75)
Other income, net	21	7,880	2,810	5,861
Share of loss from equity investees		(1,875)	(307)	—
Loss from continuing operations before income tax		(46,468)	(40,882)	(48,739)
Income tax benefits/(expenses)	22	2,252	89	(4,676)
Net loss from continuing operations		(44,216)	(40,793)	(53,415)
Discontinued operations	3
Income from discontinued operations before income taxes		7,538	1,533	—
Income tax expenses		(1,131)	(230)	—
Net profit from discontinued operations		6,407	1,303	—
Net loss for the year		(37,809)	(39,490)	(53,415)
Less: net profit/(loss) attributable to the non-controlling interest		13	(212)	(246)
Net loss attributable to Xunlei Limited		(37,822)	(39,278)	(53,169)

Xunlei Limited Consolidated Statements of Comprehensive Loss (Continued)

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2017	2018	2019
Net loss for the year		(37,809)	(39,490)	(53,415)
Other comprehensive income/(loss): Currency translation adjustments, net of tax		6,413	(5,539)	(650)
Comprehensive loss		(31,396)	(45,029)	(54,065)
Less: comprehensive loss attributable to non-controlling interest		(172)	(34)	(219)
Comprehensive loss attributable to Xunlei Limited		(31,224)	(44,995)	(53,846)

Earnings/(loss) per share for common shares, basic
Continuing operations	23	(0.13)	(0.12)	(0.16)
Discontinued operations	23	0.02	0.00	0.00
Total loss per share for common shares, basic		(0.11)	(0.12)	(0.16)

Earnings/(loss) per share for common shares, diluted
Continuing operations	23	(0.13)	(0.12)	(0.16)
Discontinued operations	23	0.02	0.00	0.00
Total loss per share for common shares, diluted		(0.11)	(0.12)	(0.16)

Weighted average number of common shares used in calculating continuing operations
Basic	23	331,731,963	334,965,987	337,845,675
Diluted	23	331,731,963	334,965,987	337,845,675

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated statements of changes in shareholders’ equity

(Amounts expressed in thousands of USD,except for number of shares and	Common shares		Treasury stock		Additional paid-in	Accumulated	Statutory	Accumulated other comprehensive	Total Xunlei Limited’s shareholders’	Non- controlling	Total
per share data)	Shares	Amount	Shares	Amount	capital	deficits	reserves	loss	equity	interest	equity
Balance at January 1, 2017	330,545,000	83	38,332,209	9	453,347	(36,704)	5,132	(13,629)	408,238	(1,988)	406,250

Issuance of common shares for exercised share options	4,000	—	(4,000)	—	11	—	—	—	11	—	11
Repurchase of common shares	(465,350)	(1)	465,350	1	(358)	—	—	—	(358)	—	(358)
Share-based compensation	—	—	—	—	8,330	—	—	—	8,330	—	8,330
Restricted shares vested	3,559,910	1	(3,559,910)	(1)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(37,822)	—	—	(37,822)	13	(37,809)
Currency translation adjustments	—	—	—	—	—	—	—	6,598	6,598	(185)	6,413
Balance at December 31, 2017	333,643,560	83	35,233,649	9	461,330	(74,526)	5,132	(7,031)	384,997	(2,160)	382,837

Share-based compensation	—	—	—	—	5,294	—	—	—	5,294	—	5,294
Restricted shares vested	2,879,220	1	(2,879,220)	(1)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(39,278)	—	—	(39,278)	(212)	(39,490)
Currency translation adjustments	—	—	—	—	—	—	—	(5,717)	(5,717)	152	(5,565)
Contribution by non-controlling interest holders	—	—	—	—	—	—	—	—	—	197	197
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	907	907
Balance at December 31, 2018	336,522,780	84	32,354,429	8	466,624	(113,804)	5,132	(12,748)	345,296	(1,116)	344,180

Share-based compensation	—	—	—	—	5,428	—	—	—	5,428	—	5,428
Restricted shares vested	2,642,465	1	(2,642,465)	(1)	—	—	—	—	—	—	—
Cancellation of common shares	(4)	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(53,169)	—	—	(53,169)	(246)	(53,415)
Currency translation adjustments	—	—	—	—	—	—	—	(677)	(677)	27	(650)
Balance at December 31, 2019	339,165,241	85	29,711,964	7	472,052	(166,973)	5,132	(13,425)	296,878	(1,335)	295,543

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Cash Flows

(Amounts expressed in thousands of USD	Years ended December 31,
except for number of shares and per share data)	2017	2018	2019
Cash flows from operating activities
Net loss for the year	(37,809)	(39,490)	(53,415)
Adjustments to reconcile net loss to net cash generated from/(used in) operating activities
—Depreciation of property and equipment	7,948	5,595	5,824
—Amortization of intangible assets	2,101	1,231	1,200
—Amortization of the right-of-use assets	—	—	5,634
—Allowance for doubtful accounts	27	7,680	19
—Impairment/(recovery) of receivables from and prepayments to Kankan	8,723	(1,516)	(2,147)
—Loss on disposal of property and equipment	85	37	144
—Share-based compensation	8,330	5,294	5,428
—Share of loss from equity investees	1,875	307	—
—Investment income from short-term investments	(728)	(1,117)	(1,708)
—Impairment of property and equipment	20	—	—
—Impairment of inventories	—	200	3,578
—Impairment of intangible assets	4,833	—	—
—Impairment of long-term investments	596	7,794	19,831
— Net unrealized gains on long-term investments	(491)	—	(10,907)
—Investment income on disposal of long-term investment	—	—	(579)
—Interest expense accrued on long-term payable	239	239	75
—Deferred taxes	(2,214)	1,748	4,361
—Deferred government grants	(3,493)	(1,050)	(1,735)
Changes in operating assets and liabilities:
—Accounts receivable	(20,040)	13,256	(8,739)
—Prepayments and other assets	(11,418)	(2,000)	772
—Due from/to related parties	(4,879)	11,457	(684)
—Accounts payable	9,037	(27,728)	2,086
—Inventories	(2,925)	(10,178)	3,435
—Contract liabilities	(510)	7,680	(664)
—Income tax payable	339	(390)	98
—Accrued liabilities and other payables	26,138	(14,657)	(12,580)
—Lease liabilities	—	—	(4,976)
Net cash used in operating activities	(14,216)	(35,608)	(45,649)

Cash flows from investing activities
Purchase of short-term investments	(244,781)	(287,553)	(355,294)
Proceeds from disposal of short-term investments	291,568	223,738	450,687
Proceeds from disposal of property and equipment	23	442	576
Proceeds from disposal of long-term investments	191	—	528
Purchase of intangible assets	(481)	(2,121)	(433)
Acquisition of long-term investments	(2,793)	—	(2,838)
Repayment of loans from employees	423	201	711
Acquisition of property and equipment	(5,318)	(1,419)	(3,084)
Payment for construction in progress	(3,624)	(2,645)	(11,593)
Net cash generated from/(used in) investing activities	35,208	(69,357)	79,260

Cash flows from financing activities
Repurchase of shares	(358)	—	—
Governments grants received	2,908	732	853
Proceeds from exercise of vested share options	11	—	—
Contribution by non-controlling	—	197	—
Proceeds from bank borrowings	—	—	11,324
Net cash generated from financing activities	2,561	929	12,177

Xunlei Limited

Consolidated Statements of Cash Flows (Continued)

(Amounts expressed in thousands of USD	Years ended December 31,
except for number of shares and per share data)	2017	2018	2019
Net increase/(decrease) in cash, cash equivalents and restricted cash	23,553	(104,036)	45,788
Cash, cash equivalents, and restricted cash at beginning of year	199,504	233,479	122,930
Effect of exchange rates on cash and cash equivalents, and retricted cash	10,422	(6,513)	(3,270)
Cash, cash equivalents, and restricted cash at end of year	233,479	122,930	165,448

Supplemental disclosure of cash flow information
Income tax paid	—	—	(142)
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	(2,774)	(1,093)	(321)

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Notes to the consolidated finanacial statements

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

These consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”). As of December 31, 2019, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

Name of entities	Place of incorporation	Period of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Shenzhen Xunlei Networking Technologies Co., Ltd. (“Shenzhen Xunlei”)	People’s Republic of China (“PRC”)	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses

Giganology (Shenzhen) Co., Ltd. (“Giganology Shenzhen”)	PRC	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies

Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”) (“Wangwenhua”)	PRC	December 2005	VIE’s subsidiary	100%	Development of software for related companies, provision of advertising services and production of broadcast television programs

Shenzhen Zhuolian Software Co., Ltd. (formerly known as “Xunlei Software (Shenzhen) Co., Ltd.”) (“Zhuolian Software”)	PRC	January 2010	VIE’s subsidiary	100%	Provision of software technology development for related companies

Xunlei Games Development (Shenzhen) Co., Ltd. (“Xunlei Games”)	PRC	February 2010	VIE’s subsidiary	70 (note 19)%	Development of online game and computer software for related companies and provision of advertising services

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Name of entities	Place of incorporation	Period of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Xunlei Network Technologies Limited (“Xunlei BVI”)	British Virgin Islands	February 2011	Subsidiary	100%	Holding company

Xunlei Network Technologies Limited (“Xunlei HK”)	Hong Kong	March 2011	Subsidiary	100%	Holding company and development of computer software

Xunlei Computer (Shenzhen) Co., Ltd. (“Xunlei Computer”)	PRC	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Onething Technologies Co., Ltd. (“Onething”)	PRC	September 2013	VIE’s subsidiary	100%	Development of computer software, sale of hardware, and provision of information technology services

Beijing Xunjing Technologies Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”) (“Beijing Xunjing”)	PRC	October 2015	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Crystal Interactive Technologies Co., Ltd. (“Crystal Interactive”)	PRC	May 2016	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Beijing Onething Technologies Co., Ltd. (“Beijing Onething”)	PRC	January 2017	VIE’s subsidiary	100%	Provision of technology services and development of computer software

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

Name of entities	Place of incorporation	Period of incorporation	Relationship	% of direct or indirect economic ownership		Principal activities
HK Onething Technologies Ltd.	Hong Kong	December 2017	subsidiary	100%		Development of cloud computing technology and provision of related services

Henan Tourism Information Co., Ltd. (“Henan Tourism”)	PRC	June 2018	VIE’s subsidiary	80 (note 19	% )	Software development, tourism consulting and other related services

Xi’an Onething Blockchain Technologies Co., Ltd. (“Xi’an Onething”)	PRC	July 2018	VIE’s subsidiary	100%		Development and research of blockchain technology and computer software

Onething Co., Ltd. (Thailand) (“Thailand Onething”)	Thailand	July 2018	subsidiary	49 (note 19	% )	Development of cloud computing technology and provision of related services

Note: The English names of the PRC companies represent management’s translation of the Chinese names of these companies as they have not adopted formal English names.

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

Xunlei Limited
Notes to the consolidated finanacial statements
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

—Power of Attorney—Each legal shareholder of Shenzhen Xunlei appointed Giganology Shenzhen as its attorney-in-fact to exercise their shareholders’ rights in Shenzhen Xunlei, including shareholders’ voting rights. Each power of attorney will remain in force for 10 years starting from 2011 unless the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the legal shareholders of Shenzhen Xunlei is terminated in advance. This period may be extended at Giganology Shenzhen’s discretion.

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

1.	Organization and nature of operations (Continued)

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after tax operating profit of Shenzhen Xunlei. The amount of service fees payable from Shenzhen Xunlei to Giganology Shenzhen for the years ended December 31, 2017, 2018 and 2019 was USD 1,155,000, USD 825,000 and USD 811,000, respectively.

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
Notes to the consolidated finanacial statements
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

On December 26, 2018, the Standing Committee of National People’s Congress published the Draft FIE Law on its official website for public consultation (the “2018 Draft Foreign Investment Law”). The 2018 Draft Foreign Investment Law does not explicitly recognize the variable interest entity structure as a form of foreign investment. Since the 2018 Draft Foreign Investment Law remains silent with respect to the variable interest entity structure as a form of foreign investment, the validity of the Group’s VIE structure as a whole and each of the agreements comprising VIEs will not be affected by the 2018 Draft Foreign Investment Law. It leaves leeway for government’s future regulation of the variable interest entity structure. According to the deliberation and voting results from the final session of the 13th National People’s Congress on March 15, 2019, the FIE Law has been enacted and there was no substantial change to the 2018 Draft Foreign Investment Law. However, it is possible that future laws, administrative regulations, or provisions of the State Council may recognize the variable interest entity structure as a form of foreign investment but at the same time impose additional requirements/restrictions on the contractual arrangements. It is also possible that further laws, administrative regulations, or provisions of the State Council may explicitly exclude the variable interest entity structure as a form of foreign investment.

If a finding was made by PRC authorities under existing laws and regulations and becomes effective, the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

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

Xunlei Limited
Notes to the consolidated finanacial statements
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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could differ materially from these estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include allowance for doubtful accounts, valuation allowance of deferred tax assets, impairment assessment of goodwill and impairment assessment of long-lived assets. In addition, the Group uses assumptions in a valuation model to estimate the fair value of share options granted, warrants issued and underlying common shares.

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in the Group’s consolidated financial statements. Management monitors the regulatory risk associated with these contractual arrangements. See note 27 for further discussion.

Xunlei Limited
Notes to the consolidated finanacial statements
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

The exchange rate used is the one released by Chinese State Administration of Foreign Exchange.

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(e)	Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash is substantially cash balance on deposit required by its business partners, commercial banks and the court.

(f)	Short-term investments

Short-term investments include deposits placed with banks with original maturities of more than three months but within one year and investments in financial instruments with a variable interest rate indexed to the performance of underlying assets. In accordance with ASC 825 Financial Instruments, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. Interest generated from short term investments are recorded when interest payments are received at the maturity date. It is recorded as “Other income, net” on the statement of comprehensive income and measured based on the actual amount of interest the Group received.

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

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(h)	Accounts receivable, net (Continued)

The allowances provided for accounts receivable from continuing operations as of December 31, 2018 and 2019 were USD 7,709,000 and USD 7,604,000, respectively.

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

Management regularly evaluates the impairment of long-term equity investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognised equal to the excess of the investment costs over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

During the years ended December 31, 2017, 2018 and 2019 the Group recognized an impairment of USD 0.6 million, USD 7.79 million and USD 19.83 million, respectively. During the years ended December 31, 2017, 2018 and 2019, the Group recognized share of loss of equity investees of USD 1.3 million , USD 0.3 million and nil from Shenzhen Mojinggou Information Services Co., Ltd. (previously known as Xunlei Big Data Information Service Co., Ltd.) (“Big Data”) and Zhuhai Qianyou Technology, Co., Ltd. (“Zhuhai Qianyou”) respectively.

Xunlei Limited
Notes to the consolidated finanacial statements
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

	Estimated useful lives	Residual rate
Servers and network equipment	3-5 years	5%
Computer equipment	5 years	5%
Furniture, fittings and office equipment	3-5 years	5%
Motor vehicles	5 years	5%
Leasehold improvements	Shorter of lease term or 3 years	—

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

No goodwill impairment losses were recognized for the years ended December 31, 2017, 2018 and 2019 based on the impairment test performed by the Group.

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(m)	Intangible assets

Intangible assets, which include computer software, internal use software development costs, online game licenses, domain names, land use rights and audio-visual license, are carried at cost less accumulated amortization and impairment loss, if any. Exclusive game licenses are amortized using the straight-line method over their licensing period of three years. Computer software and domain name are amortized using the straight-line method over their estimated useful life of five years. Land use right is amortized using the straight-line method over their estimated useful life of thirty years. Audio-visual license acquired is amortized using the straight-line method over its estimated useful life of nine years.

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

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(p)	Operating leases

On January 1, 2019, the Group adopted ASC Topic 842 Leases (“ASC 842”) to revise the accounting for leases. The adoption of new lease standard requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet.

Lessees shall follow the requirements to classify most leases as either financing or operating using principles similar to previous lease accounting. In the statement of comprehensive income, a lessee shall present both of the following: a) For finance leases, the interest expense on the lease liability and amortization of the right-of-use asset are not required to be presented as separate line items and shall be presented in a manner consistent with how the entity presents other interest expense and depreciation or amortization of similar assets, respectively; b) For operating leases, lease expense shall be included in the lessee’s income from continuing operations.

The Group adopted ASC 842 on a modified retrospective basis and did not restate comparative periods. The adoption of ASC 842 resulted in the recognition of right-of-use asset and related lease liabilities of approximately USD11.8 million and USD11.4 million, respectively, which were reported on the consolidated balance sheet as of January 1, 2019. The Group have elected the short-term lease exemption for all leases with a lease term of 12 months. Payments associated with short-term leases are recognized on a straight-line basis as an expense in profit or loss.

The standard also requires a lessee to recognize a single lease cost related to operating lease, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The net profit after tax had not to be materially impacted as a result of adopting the new rules.

With the adoption of ASC 842, The Group assesses, at contract inception, whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In determining the appropriate discount rate to use in calculating the present value of contractual lease payments, Management regularly evaluates the lessee’s incremental borrowing rate as of January 1, 2019, as the rate implicit in the lease cannot be readily determined.

See note 11 for additional disclosures on operating lease arrangements.

(q)	Revenue recognition

The Group adopted ASC Topic 606 Revenue from Contracts with Customer (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The core principle of the ASC 606 is an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Adoption had no significant impact on the consolidated financial statements. Significant accounting policy and relevant disclosure have been updated hereinafter.

Xunlei Limited
Notes to the consolidated finanacial statements
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

The Group generates revenues from various streams. Net revenues presented in the consolidated statements of loss represent revenues from service and product sales net off sales discount, value-added tax and related surcharges. The Group operates a prepaid virtual items system, under which, prepaid virtual items at fixed face value are sold to third parties. Virtual items purchased can be used to subscribe for membership or purchase of virtual items in online games and live streaming, as discussed below. Virtual items sold but not yet consumed by the users are recorded as “Contract liabilites” and upon consumption, they are recognized as membership subscription, online game revenue and live streaming revenue according to the respective prescribed revenue recognition policies addressed below.

The Group’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

(I)	Subscription revenues

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

(II)	Advertising revenues

Advertising revenues are derived principally from arrangements where the customers pay to place their advertisements on the Group’s platform over a particular period of time. It includes multiple performance obligations, primarily for advertisements to be displayed in different spots at different times, placed under different formats including but are not limited to videos, banners, links, logos and buttons. Advertisements on the Group’s platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. The Group enters into advertising contracts with third party advertising agencies that represents advertisers, as well as directly with advertisers. A typical contract term would range from a few days to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months.

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

(II)	Advertising revenues (Continued)

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

Transactions with third party advertising platforms

Xunlei began to cooperate with third party advertising platforms such as Guangdiantong and Baidu since the fourth quarter in 2015. In this business model, advertisers put their content on third party advertising platforms and platforms will dispatch the advertising content to Xunlei’s platforms by certain analysis systematically. As the third party advertising platforms are viewed as customers in these transactions, revenue is recognized monthly based on the data publicized on third party platforms and the price charged to these advertising platforms.

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

The Group has estimated and recorded sales rebates provided to the agencies and advertisers of USD 440,000, USD 394,000 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

(III)	Live streaming revenue

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

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

(IV)	Other internet value-added services

(i)       Revenues from cloud computing

As part of the Group’s cloud computing business, the Group engages in sale of OneThing Cloud. OneThing Cloud is a personal cloud hardware device that allows users to share their idle bandwidth with the Group, in exchange for LinkTokens. LinkTokens are not convertible into cash but they can be used to redeem products and services offered in the LinkTokens Mall. LinkTokens represent an obligation to deliver future services by the operator of the LinkToken program.

Prior to April 1, 2019, the bandwidth shared by the users in exchange for LinkTokens is an identifiable benefit which the Group can reasonably estimate fair value. The benefit that the Group receives from user’s contribution of bandwidth is independent from OneThing Cloud that the Group sells to users.

In April 2019, the Group transferred the operation of LinkTokens, including the issuance and redemption obligation of LinkTokens, as well as the LinkTokens Mall to a third party, Beijing LinkChain Co., Ltd. (“Beijing LinkChain”). Upon completion of the transfer, users could continue to share their idle bandwidth with the Group in exchange for the LinkTokens issued by Hainan LinkChain Networking Technology Co., Ltd. (“Hainan LinkChain”), a wholly-owned subsidiary of Beijing LinkChain, (note 8 and 21). In addition, the Group is obligated to pay to Hainan LinkChain a pre-determined amounts per active user of OneThing Cloud who shared their idle bandwidth with the Group.

The Group primarily sells OneThing Cloud to individuals through online e-commerce platforms before 2019 and corporate customers starting from 2019. The performance obligation is satisfied when the item is dispatched to the end customers.

The core business concept of cloud computing is to collect idle uplink capacity from individuals with reward, and deliver those collected computing resources to online video streaming platforms. On a monthly basis, the Group records the bandwidth it delivers and recognizes revenue from these online video streamers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month).

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

(ii)       Online game revenues

Online games web games, mobile games and PC games. Users play games through the Group’s platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. The utilization of the virtual item is considered performance obligation by the Group and revenue is allocated to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online game.

Pursuant to contracts signed between the Group and game developers, revenue from the sale of virtual items are shared based on a pre-agreed ratio for each game. The Group enters into non-exclusive contracts with game developers.

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

(IV)	Other internet value-added services (Continued)

(ii)       Online game revenues (Continued)

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

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Revenue recognition (Continued)

(IV)	Other internet value-added services (Continued)

(ii)	Online game revenues (Continued)

Exclusive licensing game contracts (Continued)

Game players can purchase prepaid virtual items which can be used to purchase virtual items via online channels. The Group incurs service fees levied by those payment channels, and such payment expenses are recorded as the cost of revenues when the related revenues are recognized.

For non-exclusive games and exclusive licensed games, the Group estimates the life of virtual items to be the shorter of the estimated lives of the games and the estimated lives of the user relationship. The estimated user relationship period is based on data collected from those users who have purchased virtual items. To estimate the life of the user relationship, the Group maintains a software system that captures the following information for each user: the date of first log-on, the date the user ceases to play the game and frequency of log-ons. The Group estimates the life of the user relationship to be the weighted average period from the first purchase of a virtual item to the date the user ceases to play the game based on the frequency of log-ons.

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

The Group entered into a legally binding agreement to sell its web game business in December 2017. Web game revenue recognized from discontinued operations was USD 11,428,000, USD 656,000 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from continuing operations amounted to approximately USD 10,345,000, USD 22,935,000 and USD 20,974,000 for the years ended December 31, 2017, 2018 and 2019, respectively.

Shipping and handling fee is recorded in sales and marketing expenses.

(s)	General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, professional service fees, legal expenses and other administrative expenses.

(t)	Research and development costs

The Group incurred research and development costs to develop its downloading software and bandwidth crowdsourcing technologies to enhance the competitive advantages of the Group’s key products, such as Xunlei Accelerator and cloud computing services. Costs incurred during the research phase are expensed as incurred. Costs incurred for the development of the downloading software and bandwidth crowdsourcing technologies prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred. The development costs qualified for capitalization have been immaterial for the periods presented.

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

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(u)	Taxation and uncertain tax positions (Continued)

Transition from PRC Business Tax to PRC Value Added Tax

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. In addition to the product revenues currently subject to VAT at a rate of 13% (16% before April 1, 2019 and 17% before May 1, 2018), the Group’s advertising revenues, subscription revenue, online game revenue, revenue from cloud computing services and live streaming revenue are now subject to VAT at a rate of 6%.

According to the policy of the PRC State Tax Bureau, starting from April 1, 2019 enterprises that engage in postal services, telecommunication services and consumer services are entitled to claim 110% of the input tax incurred as tax credit in determining VAT payable.

(v)	Retirement benefits

Full-time employees of the Company’s subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts from continuing operations for such employee benefits, which are expensed as incurred, were USD 10,123,000, USD 12,501,000 and USD 12,337,000 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(y)	Segment reporting

The Group’s Chief Executive Officer has been identified as the chief operating decision maker, who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expense by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Management has determined that the Group operates and manages its business as a single segment which is the operation of its online media platform, over 99% of revenues of the Group were derived from mainland China.

An analysis of the different types of revenues for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

Revenue from continuing operations	Years ended December 31,
(In thousands)	2017	2018	2019
Subscription revenue	84,956	81,877	81,532
Product revenue (note a)	32,894	54,604	8,269
Advertising revenue	22,484	27,781	15,643
Live streaming revenue	17,977	31,031	26,920
Cloud computing service and other internet value-added services (note b)	43,600	36,839	48,903
Total	201,911	232,132	181,267

Note a: Product revenue comprise sales of OneThing Cloud devices and hard disks.

Note b: Other internet value-added services mainly comprise provision of technical services and online game.

(z)	Net loss per share

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

Notes to the consolidated finanacial statements

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

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2018 and 2019 for the Group’s reporting purpose in China as determined under generally accepted accounting principles in China:

(In thousands)	December 31, 2018	December 31, 2019
Paid-in capital	139,140	240,625
Additional paid-in capital	161	161
Statutory reserves	5,132	5,132
Total	144,433	245,918

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

(cc)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2017, 2018 and 2019. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(dd)	Recent accounting pronouncements

Simplifying the Test for Goodwill Impairment. In January 2017, the Financial Accounting Board (“FASB”) issued issued ASU 2017-04 Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of goodwill impairment tests, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance is to be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

Financial instruments—Credit losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. ASU 2019-11 requires entities to include expected recoveries of the amortized cost basis previously written off or expected to be written off in the valuation account for purchased financial assets with credit deterioration. In addition, the amendments in this update clarify and improve various aspects of the guidance for ASU 2016-13. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

Income Tax (Topic 740): Simplifying the Accounting for Income Taxes. In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 removes certain exceptions for recognizing deferred taxes for equity method investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the effect of the disclosure requirements of ASU 2019-12 will have on its consolidated financial statements and does not expect the impact to have a material effect on its consolidated financial statements.

3.	Discontinued operations

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

As part of the disposal and according to the Disposal Agreement, Xunlei agreed to assist the Buyer to collect and pay certain receivables and payables of the web game business for a period of no longer than one year after the completion of disposal. In addition, the Buyer agreed to enter into business cooperation services with Xunlei, including purchase of advertising services in the next 24 months, after signing the Disposal Agreement, under a separate negotiated term. Relevant business cooperation agreements have been signed in January 2018 at market term.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

3.	Discontinued operations (Continued)

Results of the discontinued operation

USD (In thousands)	2017	2018
Revenues, net of rebates and discounts	11,428	656
Business taxes and surcharges	(27)	(1)
Net revenues	11,401	655
Cost of revenues	(522)	(16)
Gross profit	10,879	639
Operating expenses
Research and development expenses	(2,217)	(419)
Sales and marketing expenses	(1,025)	(63)
General and administrative expenses	(99)	(18)
Total operating expenses	(3,341)	(500)
Operating income	7,538	139
Gain on disposal of web game	—	1,394
Income tax expenses	(1,131)	(230)
Income from discontinued operations	6,407	1,303

Cash flows generated from the discontinued operation

USD (In thousands)	2017	2018
Net cash generated from operating activities	5,585	1,065
Net cash used in investing activities	(13)	—
Net cash flow for the year	5,572	1,065

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2018 and 2019 primarily consist of the following currencies:

	December 31, 2018		December 31, 2019
(In thousands)	Amount	USD equivalent	Amount	USD equivalent
RMB	247,352	36,040	322,972	46,296
USD	85,351	85,351	115,805	115,805
Hong Kong Dollar (“HKD”)	8,532	1,089	2,202	283
Thai Baht (“THB”)	14,624	450	2,417	81
Total		122,930		162,465

As at December 31, 2018 and 2019, included in the cash and cash equivalents are time deposits with original maturities of three months or less, of nil and USD 34,000,000 respectively, primarily consist of USD.

5.	Short-term investments

(In thousands)	December 31, 2018	December 31, 2019
Time deposits	141,059	102,555
Investments in financial instruments (note)	55,479	292
Total	196,538	102,847

Note:	The investments were issued by commercial banks in the PRC with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

Time deposits and investments in financial instruments are stated on the balance sheets at the principal amount plus accrued interest. Interest income is recorded in “Other income, net” in the consolidated statements of comprehensive loss.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

6.	Accounts receivable, net

(In thousands)	December 31, 2018	December 31, 2019
Accounts receivable	27,100	35,137
Less: Allowance for doubtful accounts	(7,709)	(7,604)
Accounts receivable, net	19,391	27,533

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2017	December 31, 2018	December 31, 2019
Balance at beginning of the year	119	31	7,709
Additions	27	7,680	19
Write-off	(122)	—	—
Exchange difference	7	(2)	(124)
Balance at end of the year	31	7,709	7,604

The top 10 customers accounted for about 60% and 63% of accounts receivable as of December 31, 2018 and 2019, respectively.

7.	Inventories

(In thousands)	December 31, 2018	December 31, 2019
Hardware devices (note)	12,377	9,091
Others	483	162
Less: Impairment	(193)	(3,716)
Total	12,667	5,537

Note:	Hardware devices mainly include OneThing Cloud and hard disks.

OneThing Cloud is a hardware, which can be used as remote downloader, personal cloud storage and file management device. It can also act as a micro server between users and Xunlei, which enables users to share their idle uplink capacity with Xunlei.

The inventory written down was USD 193,000 and USD 3,523,000 for the years ended December 31, 2018 and 2019, respectively.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

8.	Prepayments and other current assets

(In thousands)	December 31, 2018	December 31, 2019
Current portion:
Advance to suppliers (note a)	3,021	3,579
Interest-free loans to employees (note b)	3,616	3,185
Rental and other deposits	2,604	1,990
Advance to employees for business purposes	180	211
Interest receivable	—	4
Prepaid management insurance	192	249
Prepayment for taxation	69	936
Receivable related to Linktoken disposal (note c)	—	3,536
Proceed receivable (note d)	—	1,105
Others	554	1,748
Total of prepayments and other current assets	10,236	16,543
Non-current portion:
Low-interest loans to employees, non-current portion	593	313
Total of long-term prepayments and other assets	593	313

Notes:

(a)	Advances to suppliers primarily include prepaid expenses for service fees.

(b)	The Group had entered into loan contracts with certain employees as at December 31, 2018, under which the Group provided interest-free loans or low-interest loans to these employees. The loan amounts vary amongst different employees from repayable on demand to repayable in equal installments on a monthly basis over a term of 8 to 10 years. The balances classified as current represented loan amounts that are repayable on demand or repayable within the next twelve months from the balance sheet date.

(c)	In September 2018, Onething entered into a sale and purchase agreement with Beijing LinkChain to dispose of the operation and related assets and liabilities of LinkToken program. In June 2019, certain supplemental agreements were entered into with Beijing LinkChain and Hainan LinkChain, the rights and obligations related to LinkToken program was transferred to Hainan LinkChain.

The purchase consideration together with the balance of held-for-sale liabilities, being the carrying amount of deferred revenue from the LinkTokens issued before the transfer, were recognized as disposal gains to the Group upon completion of the disposal in April 2019.

The receivable related to Linktoken disposal as of December 31, 2019 included the consideration receivable due from Hainan LinkChain and the amount recoverable from expenses paid on behalf of Hainan LinkChain.

(d)	Proceed receivable of USD 1,105,000 was the consideration receivable from the partial disposal of the equity interests in Shenzhen Arashi Vision Interative Technology Co., Ltd. ("Shenzhen Arashi").

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

9.	Long-term investments

(In thousands)	December 31, 2018	December 31, 2019
Equity method investments:
Balance at beginning of the year	311	—
Share of loss and impairment from equity investees	(307)	—
Exchange differences	(4)	—
Balance at end of the year	—	—
Equity interests without a readily determinable fair value:
Balance at beginning of the year	42,430	33,638
Additions	—	2,838
Disposal	—	(1,055)
Net unrealized gains on investments held	—	10,907
Exchange difference	(998)	(132)
Less: impairment loss on long-term investments (i)	(7,794)	(19,831)
Balance at end of the year	33,638	26,365

Total long-term investments	33,638	26,365

Details of the Group’s ownership of the long-term investments are as follows:

	Percentage of ownership of shares as of December 31,
Investee	2018	2019
Equity method investments:
Zhuhai Qianyou	19.00%	19.00%
Big Data	28.77%	28.77%
Equity interests without a readily determinable fair value:
Guangzhou Yuechuan Network Technology Co., Ltd.	9.30%	9.30%
Shanghai Guozhi Electronic Technology Co., Ltd.	16.80%	16.80%
Guangzhou Hongsi Network Technology Co., Ltd.	19.90%	19.90%
Chengdu Diting Technology Co., Ltd.	12.74%	12.74%
Xiamen Diensi Network Technology Co., Ltd.	14.25%	14.25%
11.2 Capital I, L.P.	2.03%	2.03%
Cloudtropy (i)	9.69%	9.69%
Shanghai Lexiang Technology Co., Ltd. ("Shanghai Lexiang") (i) (iii)	14.12%	13.54%
Hangzhou Feixiang Data Technology Co., Ltd.	28.00%	28.00%
Shenzhen Meizhi Interactive Technology Co., Ltd.	9.40%	9.40%
Beijing Yunhui Tianxia Technology Co., Ltd.	13.70%	13.70%
Shenzhen Arashi (ii)	11.63%	8.73%
Beijing Cloudin Technology Limited Co., Ltd. ("Beijing Cloudin") (i) (iv)	4.61%	4.12%
Tianjin Kunzhiyi Network Technology Co., Ltd.	19.99%	19.99%
Quanxun Huiju Networking Technology (Beijing) Co., Ltd. (Quanxun Huiju) (v)	—	5.4%

(i)	In 2019, the Group recognized impairment against its investments in Shanghai Lexiang, Cloudtropy and Beijing Cloudin of USD 14,518,000, USD 4,213,000 and USD 1,100,000, respectively after considering the latest operation status and financial and liquidity position of respective investees.

(ii)

In 2019, the fair value change in the equity of investment in Shenzhen Arashi was USD 12,083,000, which was measured based on the observable market transaction. The Group also disposed 1.25% of the equity interest in Shenzhen Arashi in January 2019, which results in a gain of USD 579,000. As of December 31, 2019, the equity interest held by the Group in Shenzhen Arashi was 8.73%.

(iii)	In 2019, the fair value change in the equity of investment in Shanghai Lexiang was USD 1,176,000, which was measured based on the indicative valuation from the capital injection in January 2019.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

9.	Long-term investments (Continued)

(iv)	In 2019, a reorganization was undertaken by Cloudin Technology (Cayman) Limited, pursuant to which the VIE structure was removed and the investee company was changed to Beijing Cloudin, and the equity interest held by the Group was changed from 4.61% to 4.12%.

(v)	In July 2019, Shenzhen Xunlei made an equity investment of USD 2,838,000 to acquire 5.4% equity interest of Quanxun Huiju, which is a privately-held company.

10.	Property and equipment

Property and equipment consist of the following:

(In thousands)	December 31, 2018	December 31, 2019
Servers and network equipment	39,870	39,130
Computer equipment	1,889	1,762
Furniture, fixtures and office equipment	838	806
Motor vehicles	476	406
Leasehold improvements	3,190	6,566
Total original costs	46,263	48,670
Less: Accumulated depreciation	(31,125)	(28,357)
Less: Accumulated impairment	(10)	(4)
Sub-total	15,128	20,309
Construction in progress	6,775	18,461
Total	21,903	38,770

Depreciation expense recognized for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

(In thousands)	December 31, 2017	December 31, 2018	December 31, 2019
Cost of revenues	7,647	5,018	5,198
General and administrative expenses	277	245	317
Sales and marketing expenses	—	1	9
Research and development expenses	24	331	300
Total	7,948	5,595	5,824

Impairment loss of USD 20,000 has been recognized for the year ended December 31, 2017. No impairment loss was recognized for the years ended December 31, 2018. Impairment loss of USD 6,000 has been reversed for the year ended December 31, 2019 due to disposal.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

11.	Right-of-use assets and lease liabilities

The right-of-use assets represented the office lease in the Group, are amortized over the lease terms, which are greater than 1 year but less than 3 years. Right-of-use assets for long-term operating leases were as bellow:

(In thousands)	Office leases
Balance at January 1, 2019 on adoption of ASC 842 Leases	11,819
Additions	3,830
Modification of operating lease	(1,107)
Amortization	(5,634)
Effect of foreign currency exchange differences	(161)
Net book amount at December 31, 2019	8,747

During the year ended December 31, 2019, the general and administrative expenses for long-term operating lease was USD 6,077,000 (2018:USD 3,761,000). A charge of USD 301,000 was recognized in relation to short-term lease in 2019 (2018:USD 21,000). The future minimum payments under non-cancellable short-term operating leases of office rental will be USD 60,000 in 2020. The discount rate related to operating lease was 5.5%, and the weighted average remaining lease term was 2 years.

The total cash payments in respect of operating lease was USD 5,419,000 for the year ended December 31, 2019.

The undiscounted cash payment for each of the next five years as of December 31, 2019 is:

(In thousands)
2020	5,034
2021	3,000
2022	1,279
Total undiscounted payments	9,313
Less: effect of discounting	488
Discounted lease liabilities	8,825

Future lease payments under operating leases, based on ASC 842 Leases that were superseded upon the Company’s adoption of ASC 842 Leases on January 1, 2019, as of December 31, 2018 were as follows:

(In thousands)
2019	6,231
2020	4,527
2021	2,633
13,391

12.	Intangible assets, net

	December 31, 2018				December 31, 2019
(In thousands)	Cost	Amortization	Impairment	Net book value	Cost	Amortization	Impairment	Net book value
Land use rights	4,847	(872)	—	3,975	4,769	(1,017)	—	3,752
Acquired computer software	2,099	(1,546)	—	553	2,391	(1,433)	—	958
Online game licenses	6,007	(5,278)	(729)	—	5,910	(5,193)	(717)	—
Audio-visual licenses	5,714	(251)	—	5,463	5,621	(905)	—	4,716
	18,667	(7,947)	(729)	9,991	18,691	(8,548)	(717)	9,426

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

12.	Intangible assets, net (Continued)

Amortization expense recognized for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

	Years ended December 31
(In thousands)	2017	2018	2019
Cost of revenues	241	266	5
General and administrative expenses	415	721	1,136
Research and development expenses	1,445	244	59
Total	2,101	1,231	1,200

The estimated aggregate amortization expense for each of the next five years as of December 31, 2019 is:

(In thousands)	Intangible assets
2020	1,186
2021	1,010
2022	976
2023	963
2024 and thereafter	5,291

The weighted average amortization periods of intangible assets as at December 31, 2018 and 2019 are as below:

(In year)	December 31, 2018	December 31, 2019
Land use right	30	30
Acquired computer software	5	5
Online game licenses	3	3
Audio-visual license	9	9
Total weighted average amortization periods	12	12

13.	Contract liabilities and deferred income

(In thousands)	December 31, 2018	December 31, 2019
Contract liabilities (a)
Membership subscription	27,517	29,769
Others	1,810	2,142
Other deferred income
Government grants	2,316	1,300
Reimbursement from the depository	502	—
Total	32,145	33,211
Less: non-current portion (b)	(1,850)	(1,223)
Contract liabilities and deferred income, current portion	30,295	31,988

(a)	Contract liabilities were related to unsatisfied performance obligations at the end of the year. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following period. The amount of revenue recognized that was included in contract liabilities balance at the beginning of the year was USD 25.9 million and USD 27.0 million, for the years ended December 31, 2018 and 2019, respectively.

(b)	As of December 31, 2019, the non-current portion consists of membership subscription of USD 781,000 (2018: USD 517,000), and government grants of USD 442,000 (2018: USD 1,333,000).

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

14.	Accrued liabilities and other payables

(In thousands)	December 31, 2018	December 31, 2019
Payroll and welfare ((note	18,680	14,995
Tax levies	4,573	4,538
Legal and litigation related expenses (note 26)	3,846	2,765
Payables related to Kankan	3,795	3,733
Agency commissions and rebates—online advertising	2,885	2,521
Payables for advertisement	2,811	3,606
Professional fees	1,742	2,714
Payables for technological services	630	778
Payables for purchase of equipment	342	21
Customer’s deposit	284	225
Payables for gaming distribution	283	288
Payables for proceeds from selling exercised stock options and restricted shares	170	94
Payables for construction in progress	11	1,382
Tax surcharges	—	1,076
Others	4,013	4,104
Total	44,065	42,840

15.	Bank borrowings

The bank borrowing of USD 11,324,000 was borrowed by Shenzhen Xunlei for the construction of Xunlei Building. The borrowing term was 8 years and the annum interest rate was 5.635%. The borrowing was pledged by the land use right of Xunlei Building and the building under construction, and the net interest expense of USD 470,000 has been capitalized for the year ended December 31, 2019.

16.	Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD 0.00025 par value per common share as of December 31, 2019. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2018 and 2019, there were 336,522,780 and 339,165,241 common shares outstanding, respectively.

17.	Repurchase of shares

The following table is a summary of the shares repurchased by the Company under the Second Repurchase Program. All shares were purchased through privately negotiated transactions as a mean of exercising share options from Xunlei’s employees and publicly purchasing from the open market pursuant to the Repurchase Program. No shares were repurchased in 2018 and 2019:

Period	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Average Price Paid Per ADS

January 13	994	4.34
February 10	5,553	3.75
March 7 – March 31	86,523	3.86
Total for the year ended December 31, 2017	93,070

During the year ended December 31, 2017, 93,070 ADSs repurchased at an aggregate consideration of USD 358,820. The remaining unused amount of approximately USD 5.3 million was no longer available for repurchase as of December 31, 2019 due to the expiration of the Second Repurchase Program.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

18.	Share-based compensation

2010 share incentive plan

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Incentive Plan (“the 2010 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group’s business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which share options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The amount of shares available for such grants as of December 31, 2019 is 8,315,463.

The maximum term of any issued share option is seven or ten years from the grant date. Share options granted to employees and officers vest over a four-year schedule as stated below:

(1)	One-fourth of the options shall be vested upon the first anniversary of the grant date;

(2)	The remaining three quarters of the options shall be vested on monthly basis over the next thirty-six months. (1/48 of options shall be vested per month subsequently)

Share options granted to directors were subject to a vesting schedule of approximately 32 months.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period.

In November 2014, the Company issued to the depositary bank of 10,000,000 common shares, which were reserved for the future exercise of share options or vesting of restricted shares.

The following table summarizes the share option activities for the years ended December 31, 2017, 2018 and 2019:

	Number of share options	Weighted average exercise price (USD)	Weighted- average grant-date fair value (USD)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (In thousands)
Outstanding, January 1, 2017	1,493,470	2.65	—	3.39	6
Vested and expected to vest at January 1, 2017	1,440,923	2.67	0.85	3.24	6
Exercisable at January 1, 2017	1,217,050	2.70	0.84	3.20	6
Forfeited	(109,925)	2.89
Expired	(989,730)	2.28
Exercised	(4,000)	0.83
Outstanding, December 31, 2017	389,815	3.90	—	1.64	—
Vested and expected to vest at December 31, 2017	389,693	3.90	0.95	1.64	—
Exercisable at December 31, 2017	389,190	3.90	0.95	1.64	—
Expired	(373,315)	3.89
Outstanding, December 31, 2018	16,500	3.97	—	1.37	—
Vested and expected to vest at December 31, 2018	16,500	3.97	1.56	1.37	—
Exercisable at December 31, 2018	16,500	3.97	1.56	1.37	—
Expired	(6,500)	3.97
Outstanding, December 31, 2019	10,000	3.97	—	1.16	—
Vested and expected to vest at December 31, 2019	10,000	3.97	1.01	1.16	—
Exercisable at December 31, 2019	10,000	3.97	1.01	1.16	—

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

18.	Share-based compensation (Continued)

2010 share incentive plan (Continued)

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s common shares as of December 31, 2018 and 2019 and the exercise price.

Total fair values of share options vested for the years ended December 31, 2017, 2018 and 2019 were USD 132,000, nil and nil, respectively.

As at December 31, 2018 and 2019, there were no unrecognised share-based compensation costs related to share options.

In addition, the vesting schedule of the restricted shares under 2010 Plan are determined by the directors of the Company. As at December 31, 2019, 10,770,520 restricted shares (2018: 9,970,520), excluding those converted from share options, were granted to employees and officers under 2010 Plan and the unvested restricted shares granted to employees and officers vest as follows:

(1)	1,331,500 of these restricted shares shall be vested within 2020.

(2)	1,321,500 of these restricted shares shall be vested within 2021.

(3)	1,311,500 of these restricted shares shall be vested within 2022.

(4)	1,070,000 of these restricted shares shall be vested within 2023.

(5)	150,000 of these restricted shares shall be vested after 2023.

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2017, 2018 and 2019 is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2017	943,220
Expected to vest at January 1, 2017	801,737
Granted	2,050,000	0.69
Vested	(115,125)
Forfeited	(1,605,945)
Unvested at December 31, 2017	1,272,150
Expected to vest at December 31, 2017	1,081,327
Granted	6,750,520	2.32
Vested	(267,630)
Forfeited	(1,103,000)
Unvested at December 31, 2018	6,652,040
Expected to vest at December 31, 2018	5,654,234
Granted	800,000	0.81
Vested	(1,296,540)
Forfeited	(971,000)
Unvested at December 31, 2019	5,184,500
Expected to vest at December 31, 2019	4,406,825

Forfeitures are estimated at the time of grant and are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for stock options granted, the directors of the Company estimated that its future forfeiture rate would be 20% for employees and nil for directors and advisors.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

18.	Share-based compensation (Continued)

2010 share incentive plan (Continued)

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2018 and 2019, total unrecognized compensation expense relating to the restricted shares was USD 12,347,000 and USD 8,981,000 respectively. The number of restricted shares issued to non-employees and vested as of December 31, 2018 and 2019 was both 60,000.

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

The vesting schedule of the restricted shares under the 2013 Plan are determined by the directors of the Company. As at December 31, 2019, 8,664,980 restricted shares (2018: 8,664,980) were granted to employees and officers under the 2013 Plan and there were no unvested restricted shares under the 2013 Plan.

A summary of the restricted shares activities under the 2013 Plan for the years ended December 31, 2017, 2018 and 2019 is presented below:

Number of restricted shares
Unvested at January 1, 2017	1,714,535
Vested	(996,835)
Forfeited	(129,940)
Unvested at December 31, 2017	587,760
Expected to vest at December 31, 2017	499,596
Unvested at January 1, 2018	587,760
Vested	(525,140)
Forfeited	(28,445)
Unvested at December 31, 2018	34,175
Expected to vest at December 31, 2018	29,049
Unvested at January 1, 2019	34,175
Vested	(27,475)
Forfeited	(6,700)
Unvested at December 31, 2019	—
Expected to vest at December 31, 2019	—

Forfeitures are estimated at the time of grant and are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2019, total unrecognized compensation expense relating to the restricted shares was nil. The number of restricted shares issued to non-employees and vested as of December 31, 2018 and 2019 was both 60,000.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

18.	Share-based compensation (Continued)

2014 share incentive plan

In April 2014, the Group adopted a share incentive plan, which is referred to as the 2014 Share Incentive Plan (“the 2014 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group’s business. Under the 2014 Plan, the maximum number of restricted shares that may be granted is 14,195,412 shares to certain officers, directors or employees of, or advisors or consultants to the Company and its subsidiaries and consolidated affiliated entities. The company issued 14,195,412 common shares to Leading Advice Holdings Limited, a company owned by the co-founder. The issuance of common shares was to facilitate the administration of the 2014 Plan. The 2014 Plan was administered by the Company’s compensation committee.

The vesting schedule of the restricted shares under the 2014 Plan is determined by the directors of the Company. As at December 31, 2019, 14,536,000 restricted shares (2018: 14,536,000) were granted to employees and officers under the 2014 Plan and the unvested restricted shares granted to employees and officers vest as follows:

(1)	1,237,200 of these restricted shares shall be vested within 2020.

(2)	84,000 of these restricted shares shall be vested within 2021.

A summary of the restricted shares activities under the 2014 Plan for the years ended December 31, 2018 and 2019 is presented below:

Number of restricted shares
Unvested at January 1, 2017	10,276,300
Vested	(2,447,950)
Forfeited	(2,022,000)
Unvested at December 31, 2017	5,806,350
Expected to vest at December 31, 2017	4,935,398
Unvested at January 1, 2018	5,806,350
Vested	(2,086,450)
Forfeited	(243,250)
Unvested at December 31, 2018	3,476,650
Expected to vest at December 31, 2018	2,955,153
Unvested at January 1, 2019	3,476,650
Vested	(1,318,450)
Forfeited	(837,000)
Unvested at December 31, 2019	1,321,200
Expected to vest at December 31, 2019	1,123,020

Forfeitures are estimated at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2019, the total unrecognized compensation expense relating to the restricted shares was USD 766,000 (2018:USD 4,066,000).

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

Total compensation costs recognized for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Years ended December 31,
(In thousands)	2017	2018	2019
Sales and marketing expenses	88	404	381
General and administrative expenses	5,800	2,245	2,453
Research and development expenses	2,442	2,645	2,594
Total	8,330	5,294	5,428

19.	Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIE’s which is not attributable, directly or indirectly, to the controlling shareholder. The non-controlling interests in the Company’s consolidated financial statements consist primarily of the non-controlling interests in Xunlei Games, Thailand Onething and Henan Tourism.

20.	Cost of revenues

Cost of revenues from continuing operations	Years ended December 31,
(In thousands)	2017	2018	2019
Bandwidth costs	68,441	48,118	57,093
Cost of inventories sold	21,485	31,634	7,181
Cost of live streaming	12,724	23,928	20,734
Depreciation of servers and other equipment	7,647	5,018	5,198
Payment handling charges	4,855	3,016	1,658
Other costs (note)	2,724	3,953	8,049
Total	117,876	115,667	99,913

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

Note: Other costs mainly include write-down of inventories, acceleration service cost and redemption costs of LinkToken.

21.	Other income, net

Continuing Operations	Years ended December 31,
(In thousands)	2017	2018	2019
Government subsidy income	2,788	2,096	2,061
Investment income from short-term investments	4,204	5,817	4,020
Net unrealized gains arising from long-term investments	491	—	10,907
Investment (loss)/income on disposal of long-term investments	(187)	—	579
Investment loss on impairment of long-term investments (note 9)	(596)	(7,794)	(19,831)
Exchange (loss)/gain, net	(57)	1,216	(402)
Settlement income	533	414	1,531
Gains from disposal of Linktoken program (note 8)	—	—	6,630
Others	704	1,061	366
	7,880	2,810	5,861

22.	Taxation

(i)	Cayman Islands

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

Under the Enterprise Income Tax (“EIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified EIT rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%, a “Software Enterprise” (“SE”) is entitled exemption from income taxation for the first two years, counting from the year the enterprise makes profit, and reduction by half for the next three years, and a certificate of National Key Software Enterprise (“NKSE”) is entitled a preferential tax rate of 10%.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

22.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

Shenzhen Xunlei has been recognised as NKSE and was eligible for a preferential tax rate of 10% for year ended December 31, 2017, Shenzhen Xunlei has also been recognized as HNTE and entitled to preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019, a lower preferential tax rate of 10% was adopted for the year ended December 31, 2017. Onething and Wangwenhua have been recognized as HNTE and entitled to preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019.

During the year ended December 2017, Xunlei Computer was eligible for a 50% deduction from a tax rate of 25% as it was recognized as SE and entitled to the preferential tax treatment since 2014. Xunlei Computer has been recognized as HNTE and entitled to preferential tax rate of 15% for the year ended December 31, 2018 and 2019.

According to a policy of the PRC State Tax Bureau, enterprises that engage in research and development activities are entitled to claim 175% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year (“R&D Super Deduction”).

The other PRC subsidiaries and Consolidated VIEs are subject to a 25% EIT rate.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Up to December 31, 2019, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that they have no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued for the years ended December 31, 2017, 2018 and 2019.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2019, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

Continuing operations	Years ended December 31,
(In thousands)	2017	2018	2019
Current income tax (benefits)/expenses	(38)	(471)	315
Deferred income tax (benefits)/expenses	(2,214)	382	4,361
Income tax (benefits)/expenses	(2,252)	(89)	4,676

The aggregate amount and per share effect of the tax holidays and concession are as follows:

	Years ended December 31,
	2017	2018	2019
Aggregate dollar effect (In thousands)	(4,102)	(3,776)	(3,856)
Per share effect—basic	(0.01)	(0.01)	(0.01)
Per share effect—diluted	(0.01)	(0.01)	(0.01)

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

22.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

The reconciliation of total tax benefit computed by applying the respective statutory income tax rates to pre-tax loss is as follows:

Continuing operations	Years ended December 31,
(In thousands)	2017	2018	2019
Income tax benefit at PRC statutory rate (based on statutory tax rate applicable to enterprises in China)	(11,617)	(10,384)	(11,886)
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	1,341	485	788
Non-deductible expenses	32	245	228
Effect of Super Deduction	(546)	(881)	(1,920)
Effect of tax holidays and tax concessions	4,102	3,776	3,856
Change in valuation allowance of deferred tax assets	6,748	6,720	13,180
Effect on deferred tax assets due to change in tax rates	—	(167)	—
Outside basis difference arising from VIE and its subsidiaries in the PRC	(652)	—	—
Expiration of tax loss	—	562	400
Others	(1,660)	(445)	30
Income tax (benefits)/expenses	(2,252)	(89)	4,676

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances at December 31, 2018 and 2019 are as follows:

(In thousands)	December 31, 2018	December 31, 2019
Deferred tax assets, non-current portion:
Net operating losses carried forward (note a)	20,479	27,712
Impairment of long-term equity investment	1,760	4,061
Allowance for advance to suppliers	351	346
Impairment of property and equipment	32	14
Impairment of other receivables	2,126	1,553
Impairment of accounts receivable	1,094	1,140
Impairment of inventories	29	549
Valuation allowance	(20,181)	(34,257)
Deferred tax assets, non-current portion, net (note b)	5,690	1,118

Deferred tax liabilities, non-current portion:
Deferred credit arising from asset acquisition	(1,366)	(1,179)

Notes:

(a)	As of December 31, 2019, the Group had tax loss carryforwards of USD166,447,000 which can be carried forward to offset future taxable income and will expire during the period from 2020 to 2025.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

22.	Taxation (Continued)

(ii)	PRC Enterprise Income Tax (“EIT”) (Continued)

(b)	As at December 31, 2018 and 2019, the deferred tax assets and liabilities balances are expected to be recoverable as follows:

Deferred tax assets
(In thousands)	2018	2019
Within one year	2,092	133
After one year	3,598	985
	5,690	1,118

Deferred tax liabilities
(In thousands)	2018	2019
Within one year	(167)	(165)
After one year	(1,199)	(1,014)
	(1,366)	(1,179)

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2017	2018	2019
Beginning balance	(9,851)	(16,599)	(20,181)
Additions	(6,748)	(3,582)	(14,076)
Ending balance	(16,599)	(20,181)	(34,257)

In 2018, valuation allowance was provided for net operating loss carryforwards of Onething, Xunlei Games, Beijing Xunjing and Crystal Interactive because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of their future taxable income, and the fact that the these entities were not included in the tax strategy plan.

In 2019, valuation allowance was provided for net operating loss carryforwards of all the group entities except for Giganology Shenzhen because it was more likely than not that such deferred tax assets will be realized based on the Group's estimate of future taxable income of those companies.

As of December 31, 2019, the tax returns of the Group’s subsidiaries, VIE and its subsidiaries since their respective dates of incorporation are still open to examination.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

23.	Basic and diluted net income/ (loss) per share

Basic and diluted net income/ (loss) per share for the years ended December 31, 2017, 2018 and 2019 are calculated as follows:

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Years ended December 31,
	2017	2018	2019
Numerator:
Net loss from continuing operations	(44,216)	(40,793)	(53,415)
Net income from discontinued operations	6,407	1,303	—
Net loss	(37,809)	(39,490)	(53,415)
Less: Net income/(loss) attributable to the non-controlling interest	13	(212)	(246)
Net loss attributable to Xunlei Limited’s common shareholders	(37,822)	(39,278)	(53,169)
Numerator of basic net loss per share from continuing operations	(44,229)	(40,581)	(53,169)
Numerator of basic net income per share from discontinued operations	6,407	1,303	—
Numerator for diluted loss per share from continuing operations	(44,229)	(40,581)	(53,169)
Numerator for diluted income per share from discontinued operations	6,407	1,303	—
Denominator:
Denominator for basic net loss per share-weighted average shares outstanding	331,731,963	334,965,987	337,845,675
Denominator for diluted net loss per share	331,731,963	334,965,987	337,845,675
Basic net loss per share from continuing operations	(0.13)	(0.12)	(0.16)
Basic net income per share from discontinued operations	0.02	0.00	0.00
Diluted net loss per share from continuing operations	(0.13)	(0.12)	(0.16)
Diluted net income per share from discontinued operations	0.02	0.00	0.00

All potentially dilutive securities were not included in the calculation of dilutive net income per share for the years ended December 31, 2017, 2018 and 2019 as their effects would be anti-dilutive.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

24.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Chuan Wang	Chairman and director of the Company (note)

Shenglong Zou	Co-founder, director and shareholder of the Company

Shenzhen Crystal Technology Co., Ltd.	Company owned by a Co-founder and director of the Company

Vantage Point Global Limited	Shareholder of the Company

Aiden & Jasmine Limited	Shareholder of the Company

Millet Technology Co., Ltd. (“Xiaomi Technology”)	Company owned by a shareholder of the Company

Millet Communication Technology Co., Ltd. (“Millet Communication Technology”)	Company owned by a shareholder of the Company

Beijing Xiaomi Mobile Software Co., Ltd. (“Beijing Xiaomi Mobile Software”)	Company owned by a shareholder of the Company

Beijing Millet Payment Technologies Co., Ltd. (“Beijing Millet Payment Technologies”)	Company owned by a shareholder of the Company

Guangzhou Millet Information Service Co., Ltd. (“Guangzhou Millet”)	Company owned by a shareholder of the Company

Shenzhen Xunyi Network Technology Corp., Ltd. (“Shenzhen Xunyi”)	Company operated by few former core members of Xunlei’s web game business

Zhuhai Qianyou	Equity investment of the Group

Note: Chuan Wang has resigned from the board on April 2, 2020.

During the years ended December 31, 2017, 2018 and 2019, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2017	2018	2019
Game sharing costs paid and payable to Zhuhai Qianyou	84	9	—
Technology service revenue from Xiaomi Technology	1	—	—
Bandwidth revenue from Millet Communication Technology	1,701	—	—
Bandwidth revenue from Beijing Xiaomi Mobile Software (note a)	2,245	4,254	1,815
Bandwidth revenue from Xiaomi Technology (note a)	—	—	875
Forum service fees paid and payable to Xiaomi Technology (note b)	—	38	13
Advertisement revenue from Guangzhou Millet (note c)	125	—	19
Technology service revenue from Beijing Xiaomi Mobile Software (note d)	5,803	—	—
Technology service revenue from Guangzhou Millet (note d)	—	3,932	2,460
Advertisement revenue from Shenzhen Xunyi (note e)	—	493	—
Bandwidth revenue from Shenzhen Xunyi (note e)	—	160	—
Accrued to Aiden & Jasmine Limited (note f)……………….	54	54	17
Accrued to Vantage Point Global Limited (note f)	146	146	46

Notes:

(a)	From July 2017 to July 2019, Onething entered into a contract with Beijing Xiaomi Mobile Software for the provision of bandwidth to Beijing Xiaomi Mobile Software at a price benchmarking against market price, based on actual usage. From August 2019, Onething entered into the contract with Xiaomi Technology for the provision of bandwidth to Xiaomi Technology at a price benchmarking against market price, based on actual usage.

(b)	Onething Cloud devices were available for sale on the online platform operated by Xiaomi Technology since August 2018. Xiaomi Technology was entitled to receive service fees based on a certain percentage of sales on the platform.

(c)	From 2017, an advertising services contract was entered into with Guangzhou Millet at a price benchmarking against market price.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

24.	Related party transactions (Continued)

(d)	The Group is entitled to receive a mutually agreed sharing of net advertising revenue covering a period from mid-June 2017 to mid-June 2019, as compensation for technology solution services provided to Guangzhou Millet Mobile Software. The contract was extended for two years from mid-June 2019 to mid-June 2021 based on the same term.

(e)	From 2018, a sales contract was entered into with Shenzhen Xunyi for provision of bandwidth and advertising services at a price benchmarking against market price, based on actual usage.

(f)	In 2014, the Group repurchased 3,860,733 common shares from Aiden & Jasmine Limited (Co founder’s company) for USD10,879,000 and 10,334,679 common shares from Vantage Point Global Limited for USD29,121,000. According to the repurchase contract, the Company was entitled to an amount (the “Withheld Price”) to withhold any taxes with respect to this repurchase as required under the applicable laws. If the Seller has not been specifically required by the applicable governmental or regulatory authority to pay any taxes as required under the applicable laws in connection with the repurchase, after the fifth anniversary of the Closing Date, the Company will pay to the Seller the Withheld Price with a simple interest thereon at the rate of five percent (5%) per annum (the “repayment price”) from the Closing Date. Therefore, the Withheld Price for Aiden & Jasmine Limited and Vantage Point Global Limited was USD 1,360,000 (including interest of USD 272,000) and USD 3,640,000 (including interest of USD 728,000) respectively. The interest accrued in 2019 was USD 17,000 and USD 46,000 for Aiden & Jasmine Limited and Vantage Point Global Limited respectively.

As of December 31, 2018 and 2019, the amounts due to / from related parties were as follows:

(In thousands)	December 31, 2018	December 31, 2019
Amounts due to related parties
Accounts payable to Zhuhai Qianyou	2	2
Advances from Guangzhou Millet	295	—
Other payable to Aiden & Jasmine Limited	1,343	1,360
Other payable to Vantage Point Global Limited	3,594	3,640

(In thousands)	December 31, 2018	December 31, 2019
Amounts due from related parties
Accounts receivable from Beijing Xiaomi Mobile Software	783	—
Accounts receivable from Beijing Millet Payment Technologies	175	—
Accounts receivable from Xiaomi Technology	143	262
Accounts receivable from Guangzhou Millet	—	1,361
Other receivable from Xiaomi Technology	15	14
Other receivable from Shenzhen Crystal Technology Co., Ltd.	6	6
Other receivable from Shenglong Zou	9	9
Other receivable from Chuan Wang	6	6

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

25.	Fair value measurements

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2018 and 2019.

	Fair value measurements as at December 31, 2018
(In thousands)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short term investments:
Investments in financial instruments	196,538	—	196,538	—
	196,538	—	196,538	—

	Fair value measurements as at December 31, 2019
(In thousands)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short term investments:
Investments in financial instruments	292	—	292	—
	292	—	292	—

26.	Commitments and contingencies

Bandwidth purchase commitments

The Group purchase bandwidth in the PRC under non-cancellable contract expiring on different dates. Payments under purchase of bandwidth are expensed on a straight-line basis over the duration of the respective periods.

Total bandwidth costs for continuing operations were USD 68,441,000, USD 48,118,000 and USD 57,093,000 for the years ended December 31, 2017, 2018 and 2019, respectively.

Xunlei Limited

Notes to the consolidated finanacial statements

(Amounts in US dollars unless otherwise stated)

26.	Commitments and contingencies (Continued)

Future minimum payments under non-cancellable bandwidth contracts consist of the following as of December 31, 2019:

(In thousands)
2020	7,918
2021	3,415
2022	700
12,033

Capital commitments

As at December 31, 2019, the Group has unconditional purchase obligations for switchboards, servers, office software and construction in progress that had not been recognized in the amount of USD 22,510,000.

(In thousands)
2020	21,453
2021	107
2022	950
22,510

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD 9,453,000, USD 4,667,000 and USD 1,955,000 legal and litigation related expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

Up to April 28, 2020, which is the date when the consolidated financial statements were issued, the Group had 24 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB 82.0 million (USD 11.9 million) which occurred before December 31, 2019 (2018: RMB 81.2 million (USD 12.3 million)). Of the 24 pending lawsuits, 20 lawsuits were relating to the alleged copyright infringement in the PRC. The Group had accrued for USD 2,765,000 litigation related expenses in ‘‘Accrued liabilities and other payables’’ in the consolidated balance sheet as of December 31, 2019 (2018: USD 3,846,000), which is the most probable and reasonably estimable outcome.

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

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

26.	Commitments and contingencies (Continued)

Litigation (Continued)

In May 2014, the Group entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, and its members, which are six major U.S. entertainment content providers. In that agreement, the Group agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers’ works. Despite the fact that the Group put in place preventive measures, the Group may still be subject to copyright infringement suits. In January 2015, a number of MPAA member studios filed 28 copyright infringement lawsuits against the Group on 28 video products in the Shenzhen Nanshan District Court in China. The court combined these cases into two cases for trial and entered a judgment on both cases on August 21, 2017. The court held, among others, that the Group infringed the plaintiffs’ copyright on 28 video products and were required by the court to compensate the plaintiff for a total of RMB 1.4 million (USD 0.2 million), the compensation costs was paid by the Group in 2018.

In addition, two putative shareholder class action lawsuits have been filed in the United States District Courts for the Southern District of New York against the Company and certain current and former officers and directors of the Company. Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs allege that certain statements regarding OneCoin, later renamed as LinkToken, in the Company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (RJS) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. The Company filed a motion to dismiss the amended compliant on August 3, 2018, and the motion of dismiss was granted by United States District Court Southern District of New York on September 11, 2019 and no notice of appeal or motion for extension of time was filed by the plaintiffs within 60 days after entry of the court’s motion, therefore the class action was dismissed in November 2019.

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
Notes to the consolidated finanacial statements
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

The aggregate loss and distributable reserve of VIE and VIE’s subsidiaries amounted to approximately USD 67,747,000 and USD 119,097,000 respectively as of December 31, 2018 and 2019, which has been included in the consolidated financial statements.

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

Shenzhen Xunlei and its subsidiaries’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include intangible assets, purchased property and equipment. The balances of these assets held by the VIE and its subsidiaries are included in “property and equipment, net” and “intangible assets, net” in the consolidated balance sheet and specifically in the VIE table on the following page. The unrecognized revenue-producing assets mainly consist of license, patents, trademarks, and domain names which are not recorded in the financial statement as they did not meet the recognition criteria set in ASC 350-30-25. The licenses stated above primarily consist of licenses that grant the VIE and its subsidiaries the right to produce and broadcast internet, radio, and television programs. One of them is the ICP licenses as described in note 1.

As of December 31, 2019, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, patent applications are being examined by the State Intellectual Property Office of the PRC.

As of December 31, 2019, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories including registered with World Intellectual Property Organization.

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

27.	Certain risks and concentration (Continued)

PRC regulations (Continued)

The following consolidated financial information of the Group’s VIE and its subsidiaries from continuing operations was included in the accompanying consolidated financial statements, before elimination of balances with the Company and its subsidiaries, as of and for the years ended:

	As of December 31,
(In thousands)	2018	2019
Current assets:
Cash and cash equivalents	47,695	34,847
Short-term investments	10,272	292
Accounts receivable, net	20,168	30,686
Due from related parties	1,123	1,644
Inventories	12,332	5,330
Prepayments and other current assets	14,518	20,747
Total current assets	106,108	93,546
Non-current assets:
Equity method investments	18,325	5,337
Deferred tax assets	5,033	985
Property and equipment, net	14,604	19,956
Construction in progress	6,775	18,461
Intangible assets, net	9,991	9,426
Goodwill	20,717	20,382
Other long-term prepayments	593	313
Right-of-use assets	—	8,619
Retricted cash	—	2,983
Total non-current assets	76,038	86,462
Total assets	182,146	180,008
Current liabilities:
Accounts payable (note a)	48,276	45,162
Due to a related party	298	2
Contract liabilities and deferred income, current portion	29,794	31,988
Income tax payable	2,437	2,436
Accrued liabilities and other payables (note b)	158,288	191,406
Held-for-sale liabilities	3,309	—
Lease liabilities, current portion	—	4,621
Total current liabilities	242,402	275,615
Non-current liabilities:
Contract liabilities and deferred income, non-current portion	1,850	1,223
Deferred tax liabilities	1,366	1,179
Lease liabilities, non-current portion	—	4,073
Bank borrowings	—	11,324
Total non-current liabilities	3,216	17,799
Total liabilities	245,618	293,414

Note a: The balance included inter-companies balances with the Company and its subsidiaries of USD 25,703,000 and USD 19,875,000 as of December 31, 2018 and 2019, respectively.

Note b: The balance included inter-companies balances with the Company and its subsidiaries of USD 118,259,000 and USD 152,904,000 as of December 31, 2018 and 2019, respectively.

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

27.	Certain risks and concentration (Continued)

PRC regulations (Continued)

	Years ended December 31,
(In thousands)	2017	2018	2019
Net revenue from continuing operations	200,591	231,616	177,520
Net loss attributable to Xunlei Limited	(49,339)	(40,728)	(56,328)

	Years ended December 31,
(In thousands)	2017	2018	2019
Net cash (used in)/ provided by operating activities	(6,992)	7,548	(16,047)
Net cash provided by/(used in) investing activities	13,463	(7,925)	(5,001)
Net cash provided by financing activities	1,180	2,096	11,707
	7,651	1,719	(9,341)

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

Concentration of customer risk

The top 10 customers accounted for 27%, 23% and 31% of the net revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

Credit risk

As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents.

Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess their credit history. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable for the years ended December 31, 2017 and 2019, the addition of allowance for doubtful accounts for the year ended December 31, 2018 was mainly arisen from the cloud computing service to a customer.

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

27.	Certain risks and concentration (Continued)

PRC regulations (Continued)

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see note 2(bb)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 144,433,000 and USD 245,918,000 as of December 31, 2018 and 2019, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIE and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

28.	Subsequent events

(i)	Outbreak of coronavirus (“COVID-19”)

With the outbreak of COVID-19 starting from January 2020, the Group has performed an assessment and concluded that there was no significant impacts on the financial results of the Group subsequent to the year ended December 31, 2019 and up to the date of this report. The Group will keep continuous attention to the evolvement of the COVID-19 and react actively to its impacts on the operation and financial position of the Group.

(ii)	Changes of shareholders

On April 15, 2020, certain of the Company’s shareholders, including each of Xiaomi Ventures Limited, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-Investment, L.P. (“Xunlei Shareholders”), and Itui International Inc. and its affiliated entities completed a transaction to exchange the common shares of Xunlei that owned by Xunlei Shareholders for new shares of Itui International Inc.

29.	Additional information: condensed financial statements of the Company

Regulation S-X requires condensed financial information as to financial position, statements of cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

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

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

29.	Additional information: condensed financial statements of the Company (Continued)

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2019.

Condensed balance sheets

(In thousands)	December 31, 2018	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	47,781	7,683
Short-term investments	181,894	102,555
Due from subsidiaries and consolidated VIEs	151,491	277,241
Prepayments and other current assets	170	274
Total current assets	381,336	387,753
Non-current assets:
Investments in subsidiaries and consolidated VIEs	(26,130)	(79,165)
Total assets	355,206	308,588
Liabilities
Current liabilities:
Accounts payable	55	55
Due to subsidiaries and consolidated VIEs	7,169	9,737
Contract liabilities and deferred income, current portion	503	1
Accrued liabilities and other payables	2,185	1,918
Total current liabilities	9,912	11,711
Total liabilities	9,912	11,711
Commitments and contingencies
Shareholders’ equity
Common shares	84	85
Treasury shares 32,354,429 shares as at December 31, 2018 and 29,711,964 shares as at December 31, 2019	8	7
Other shareholders’ equity	345,203	296,785
Total Xunlei Limited’s shareholders’ equity	345,295	296,877
Total liabilities and shareholders’ equity	355,207	308,588

Condensed statements of operations

	Years ended December 31,
(In thousands)	2017	2018	2019
Operating expenses
Sales and marketing expenses	—	—	(1)
General and administrative expenses	(1,153)	(1,483)	(1,247)
Total operating expenses	(1,153)	(1,483)	(1,248)
Operating loss	(1,153)	(1,483)	(1,248)
Interest income	1,262	879	1,496
Interest expense	(239)	(239)	(75)
Other income, net	3,308	4,646	4,712
(Loss)/income from subsidiaries and consolidated VIE
- Continuing operations	(47,407)	(43,221)	(57,787)
- Discontinued operations	6,407	139	—
Loss before income tax	(37,822)	(39,279)	(52,902)
Income tax	—	—	(267)
Net loss	(37,822)	(39,279)	(53,169)
Net loss attributable to Xunlei Limited’s common shareholders	(37,822)	(39,279)	(53,169)

Xunlei Limited
Notes to the consolidated finanacial statements
(Amounts in US dollars unless otherwise stated)

29.	Additional information: condensed financial statements of the Company (Continued)

Condensed statements of cash flows

	Years ended December 31,
(In thousands)	2017	2018	2019
Cash flows from operating activities
Net cash used in operating activities	(25,333)	(88,309)	(171,796)
Cash flows from investing activities
Net cash generated from investing activities	32,670	37,788	52,359
Cash flows from financing activities
Net cash used in financing activities	(301)	—	—
Net (decrease) / increase in cash and cash equivalents	7,036	(50,521)	(119,437)
Cash and cash equivalents at beginning of year	273,160	280,196	229,675
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	280,196	229,675	110,238

