Form 20-F
period 2020-12-31
Xunlei Ltd
filed 2021-04-26
CIK 1510593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 334,401,981 common shares (excluding (i) 24,956,080 common shares that are (a) issued to our depositary bank for the purpose of bulk issuance and (b) repurchased by the company, and (ii) 9,519,144 common shares held by Leading Advice Holdings Limited, a share incentive awards holding platform) as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ⌧	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

◻
US GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ⌧

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

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. Solely for the convenience of the reader, the translations of Renminbi amounts into U.S. dollars contained in this annual report were made at RMB6.5249 to US$1.00, the rate released by the State Administration of Foreign Exchange of the People’s Republic of China on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.           Selected Financial Data

The following selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated statements of operations data and cash flows data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have reflected the impact of retrospective adjustments for our divestiture of web game business in January 2018. The web game business has been classified as discontinued operations. In 2019, we started to operate web game business again under a different business model by cooperating with third parties. Revenues from new web game business have been included in the continuing operations.

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

The following table presents our selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues, net of rebates and discounts	140,985	201,911	232,132	181,267	186,683
Business tax and surcharges	(779)	(1,328)	(1,528)	(602)	(312)
Net revenues	140,206	200,583	230,604	180,665	186,371
Cost of revenues	(79,928)	(117,876)	(115,667)	(99,913)	(92,637)
Gross profit	60,278	82,707	114,937	80,752	93,734
Operating expenses(1)
Research and development expenses	(61,169)	(66,947)	(76,763)	(68,571)	(55,463)
Sales and marketing expenses	(14,601)	(19,888)	(35,322)	(31,820)	(18,064)
General and administrative expenses	(26,010)	(36,517)	(40,833)	(38,930)	(33,910)
Asset impairment loss, net of recoveries	—	(13,556)	(6,348)	2,147	(5,090)
Total operating expenses	(101,780)	(136,908)	(159,266)	(137,174)	(112,527)
Operating loss	(41,502)	(54,201)	(44,329)	(56,422)	(18,793)
Interest income	2,158	1,967	1,183	1,897	1,471
Interest expense	(239)	(239)	(239)	(75)	(406)
Other income, net	6,503	7,880	2,810	5,861	4,737
Shares of loss from equity investees	(195)	(1,875)	(307)	—	0
Loss from continuing operations before income tax	(33,275)	(46,468)	(40,882)	(48,739)	(12,991)
Income tax benefit	2,469	2,252	89	(4,676)	(1,149)
Loss from continuing operations	(30,806)	(44,216)	(40,793)	(53,415)	(14,140)
Discontinued operations:
Income from discontinued operations	7,791	7,538	1,533	—	—
Income tax expenses	(1,168)	(1,131)	(230)	—	—
Net income from discontinued operations	6,623	6,407	1,303	—	—
Net loss	(24,183)	(37,809)	(39,490)	(53,415)	(14,140)
Less: net loss attributable to the non-controlling interest	(72)	13	(212)	(246)	(300)
Net loss attributable to Xunlei Limited’s common shareholders	(24,111)	(37,822)	(39,278)	(53,169)	(13,840)
Weighted average number of common shares outstanding
Basic	334,155,668	331,731,963	334,965,987	337,845,675	337,429,601
Diluted	334,155,668	331,731,963	334,965,987	337,845,675	337,429,601
Net loss per share attributable to Xunlei Limited from continuing operations
Basic	(0.09)	(0.13)	(0.12)	(0.16)	(0.04)
Diluted	(0.09)	(0.13)	(0.12)	(0.16)	(0.04)
Net income per share attributable to Xunlei Limited from discontinued operations
Basic	0.02	0.02	0.00	—	—
Diluted	0.02	0.02	0.00	—	—
Net loss attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic	(0.36)	(0.57)	(0.59)	(0.79)	(0.21)
Diluted	(0.36)	(0.57)	(0.59)	(0.79)	(0.21)
Notes:

We sold our web game business in January 2018. As a result, web game business is accounted for as discontinued operations and our consolidated statements of operations data in this annual report separate the discontinued operations from our remaining business operations for all years presented. In 2019, we started to operate web game business again under a different business model by cooperating with third parties. Revenues from web game business have been included in the continuing operations.

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$)
Research and development expenses	2,983	2,442	2,645	2,594	916
Sales and marketing expenses	98	88	404	381	185
General and administrative expenses	6,267	5,800	2,245	2,453	1,209
Total share-based compensation expenses	9,348	8,330	5,294	5,428	2,310

(2)

Each ADS represents five common shares. Net income/(loss) attributable to holders of common shares of Xunlei Limited per ADS is calculated based on net income/(loss) per share attributable to Xunlei Limited and multiplied by five.

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020.

	As of December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	199,504	233,479	122,930	162,465	137,248
Short-term investments	181,960	138,915	196,538	102,847	117,821
Total current assets	412,305	430,783	362,899	316,583	302,282
Total assets	509,795	533,437	455,431	424,687	415,605
Accounts payable	33,376	49,819	22,629	24,213	20,644
Total current liabilities	93,405	141,696	108,035	111,286	103,276
Total liabilities	103,545	150,600	111,251	129,144	125,232
Total shareholders’ equity	408,238	384,997	345,296	296,878	292,154
Non-controlling interest	(1,988)	(2,160)	(1,116)	(1,335)	(1,781)
Total liabilities and shareholders’ equity	509,795	533,437	455,431	424,687	415,605

The following table presents our selected consolidated statements of cash flows data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$)
Selected Consolidated Statements of Cash Flows Data:
Net cash generated from/(used in) operating activities	16,970	(14,216)	(35,608)	(45,649)	(13,911)
Net cash (used in)/generated from investing activities	(158,335)	35,208	(69,357)	79,260	(20,756)
Net cash (used in)/generated from financing activities	(11,041)	2,561	929	12,177	2,679
Net (decrease)/increase in cash and cash equivalents and restricted cash	(152,406)	23,553	(104,036)	45,788	(31,988)
Effect of exchange rates on cash, cash equivalents and restricted cash	(9,867)	10,422	(6,513)	(3,270)	5,329
Cash, cash equivalents and restricted cash at beginning of year	361,777	199,504	233,479	122,930	165,448
Cash, cash equivalents and restricted cash at end of year	199,504	233,479	122,930	165,448	138,789

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

In addition to uncertainties of our new initiatives, our traditional PC-based download acceleration subscriptions also experienced declines in recent years, partly due to the change of our users’ online behaviors and the ongoing and intensified government scrutiny of internet content in China. Although we are continuously improving our existing products and services and rolling out new products and services to attract our subscribers, our efforts may not be successful. Our subscriber base generally declined from 4.4 million as of December 31, 2014 to 3.8 million as of December 31, 2020. See “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers” and “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

We launched ThunderChain, a blockchain infrastructure platform, in 2018. Currently, our strategic focus in the blockchain sector is on the development of blockchain infrastructure. The blockchain industry in China is an emerging industry. The PRC government has yet to establish a comprehensive regulatory framework. The laws and regulations governing the operation of blockchain products and services in China are also rapidly developing and evolving. On January 10, 2019, the Cyberspace Administration of China, or CAC, issued the Provisions on the Administration of Blockchain Information Services, or the Blockchain Provisions, which came into effect on February 15, 2019. Pursuant to the Blockchain Provisions, a blockchain information service provider is required to file particulars of such service provider including its name, service category, service form, application field, and server address with the blockchain information service filing management system managed by the CAC and go through filing procedures within ten business days after it starts to provide services. After completing the filing procedure, the blockchain information service provider should display the filing number in a conspicuous position on the service provider’s websites and applications through which it provides services. Our subsidiaries providing blockchain information services have completed these filing procedures with relevant regulatory authorities and obtained the filing numbers. In addition, the operations of our blockchain services are still at an early stage. We may be required to make additional filings if we make further adjustments to our business operations. We cannot assure you that we will always be able to timely obtain or renew relevant permits, approvals or licenses that may be viewed necessary for our blockchain operations. If we fail to maintain any of these required permits, approvals or licenses in a timely manner, or at all, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruptions in our business operations may have a material and adverse effect on our business, results of operations and financial condition.

In addition to filing requirements, the Blockchain Provisions also imposed an array of other requirements on the providers of blockchain information services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Blockchain Information Services” for more details. Failure to comply with relevant requirements in the Blockchain Provisions may subject us to administrative penalties such as warning, being ordered to temporarily suspend relevant business operations to rectify within prescribed time period, or fines, or criminal liabilities, depending on which provisions are violated.

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

Regulatory uncertainties exist with respect to our historical LinkToken operations, which may have a material adverse effect on our business and results of operations.

LinkToken was developed in 2017. It was essentially a type of digital ticket. The underlying technology of LinkToken was blockchain technology. Users of OneThing Cloud could be rewarded with LinkTokens by voluntarily participating in OneThing Cloud reward program to share idle uplink bandwidth capacities and external storage to us. The amount of LinkTokens awarded depended on a number of factors including, but not limited to, the size of bandwidth and external storage users contribute, the length of time online, and the usage of computing resources. Rewarded LinkTokens could be used to redeem for a variety of products and services offered in the LinkToken Mall. In 2018, we disposed of the LinkToken operations and the related assets and liabilities to an independent third party. Upon the completion of the disposal in April 2019, the independent third party obtained the exclusive right to carry out LinkToken operations inside and outside mainland China, including without limitation, the formulation, amendment and execution of the rules governing the rewarding of LinkToken to users, operations of LinkToken Pocket and the LinkToken Mall. After the disposal, subject to rewarding rules determined by the independent third party, users of OneThing Cloud could still voluntarily participate in OneThing Cloud reward program to share idle uplink bandwidth capacities and external storage and be rewarded with LinkToken. In May 2019, we terminated our technical support to the independent third party with respect to its LinkToken operations. In April 2020, the independent third party terminated OneThing Cloud reward program, as a result of which users can no longer be rewarded with LinkTokens. Meanwhile, we launched our own reward program, which allows users to share idle uplink bandwidth capacities and external storage with us in exchange for a small amount of cash rewards. Although we have no longer been operating OneThing Cloud reward program since our disposal of LinkToken, we periodically receive user complaints regarding LinkToken, including the termination of OneThing Cloud reward program, which could cause reputational harm to our business operations and might also have a negatively impact on our business and results of operations.

Although we have no longer been operating LinkTokens after our disposal of such business to the independent third party, new laws, regulations and governmental policies regarding virtual coins may still be interpreted or even retroactively enforced against us regarding our previous dealings with LinkToken. On September 4, 2017, People’s Bank of China, the Office of the Central Leading Group for Cyberspace Affairs, the MIIT, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission, and the China Insurance Regulatory Commission jointly promulgated the Announcement on Prevention of Token Fundraising Risks to strengthen the administration of the initial coin offerings activities. Pursuant to the announcement, “fundraising through token offerings” is referred to as a type of fundraising activities where an issuer raises “virtual currencies” such as Bitcoin or Ether from investors through the illegal issuance and subsequent circulation of tokens. Pursuant to the announcement, token fundraising activity is essentially an illegal public fundraising activity without obtaining government’s approval. It is a suspected illegal offering of tokens, illegal offering of securities, illegal fundraising, financial fraud, pyramid scheme, which are criminal offenses under the PRC law. The announcement prohibits fundraising activities through token issuance. In addition, the announcement also provides that token trading platform should not be engaged in (i) the exchange between any statutory currency with tokens and “virtual currencies,” (ii) the trading, either as a central counterparty or not, of the tokens or “virtual currencies,” and (iii) token or “virtual currency” pricing, information intermediary services or other services for tokens or “virtual currencies.” To date, no governmental financial regulators have imposed any administrative penalties against us relating to LinkTokens on the basis that we engaged in token fundraising activities. However, we cannot assure you that going forward, relevant PRC authorities would have the same view with us and would not impose retroactive regulatory restrictions or penalties on us for our prior dealings with LinkToken. Were that to happen, we might be subject to additional regulatory risks, and our business and results of operations may be adversely affected.

We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.

Our platform had approximately 52.0 million monthly unique visitors in December 2020 according to our internal record. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

Our number of subscribers experienced a decline in the past partly due to the intensified scrutiny over internet content from the Chinese government, and may experience further downward pressure in the future. With a government campaign against inappropriate internet content launched in April 2014, we have had to increase the monitoring of content on our platform. All the measures we adopt in response to increasing regulatory scrutiny may materially and adversely affect user experience on our platform and make our services less attractive to our subscribers, leading to a decline in the number of subscribers. We saw a reduction in the number of total subscribers of 4.4 million as of December 31, 2014, and permitted temporary suspension of services by about 350,000 existing subscribers as of December 31, 2014. Although the permitted temporary suspension of services gradually reduced to 175,000 existing subscribers as of December 31, 2020, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a further decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

In the long term, even without taking into account the abovementioned government restrictions, we cannot assure you that we would be able to retain our large user or subscriber base. For example, our efforts to provide greater incentives for our users to subscribe, including marketing activities to highlight the value of differentiated subscriber-only services, such as Green Channel, may not continue to succeed. Our subscribers may stop their subscriptions or other spending on our products or services because we no longer serve their needs or if we are unable to offer a satisfying user experience or successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, which would adversely impact our business, results of operations and prospects. In addition, the development of technologies may also render our acceleration technology obsolete. For example, the development of 5G technology significantly increased the speed of wireless mobile communications. Although people generally expect 5G technology would significantly change people’s life, when and how it will happen are yet to be fully demonstrated. The new technology will create new business opportunities, but it may also alter people’s online habits, which in turn may have a negative impact on our businesses such as our membership subscription and cloud computing products and services.

The intellectual property protection mechanism we have implemented may not always be effective or sufficient. The premium acceleration services, Xunlei Cloud Drive and other value-added services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims, which could be time-consuming and costly. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation.

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Internet, technology and media companies are frequently involved in litigations based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain contents and games on our network, websites, products or services infringe their copyrights or the copyrights of third parties. These notices may contain threats to take legal actions against us or requests for cessation of distribution, marketing or displaying such contents or games on our network, websites, products or services. As of the date of this annual report, we are involved in 19 pending copyright lawsuits in China. Almost all of these claims alleged that contents on our network, products or services constitute infringements of the plaintiffs’ copyrights. The total amount of damages claimed in these pending copyright lawsuits is approximately RMB18.3 million (US$2.7 million). See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” While we believe that none of these pending lawsuits are likely to have a material adverse effect on our business, claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, with or without merit, may lead to damage awards and/or court orders, diversion of our management's attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects.

We provide subscribers with limited space to temporarily store content downloaded on our servers for optimal acceleration performance. Subscribers may also request our cloud servers to transmit a file on their behalf and download it to their local storage. We also provide users with cloud storage services through Xunlei Cloud Drive, which allows users to save documents, images, audios, videos and other files to cloud servers automatically upon completing the download at an accelerated speed. See “Item 4. Information on the Company—B. Business Overview—Our Platform.” In addition, certain of our services allow users to upload files and various media contents after they create accounts with us, converting the files into links and sharing such links with designated persons. We do not provide users with any links to third parties, nor do we download or save any contents from third parties for our users on our own initiative. Although we have made commercially reasonable efforts to request users to comply with applicable intellectual property laws, we cannot ensure that all of our users have the rights to use, transmit or share these contents if such content infringes third-party intellectual property rights. We have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review contents available on our platform, and remove contents promptly once we receive notice of infringement from the legitimate right holder. See also “Item 4. Information on the Company—B. Business Overview— Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content accessible through our acceleration services and other value-added services, we cannot guarantee the effectiveness of our current implementation of intellectual property protection mechanisms and measures. We may be liable for temporarily storing or transmitting content or creating links representing content on behalf of our subscribers if such content infringes third-party intellectual property rights, and any such potential legal liabilities could materially and adversely affect our business.

The validity, enforceability and scope of protection of intellectual property in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of intellectual property infringement claims. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of internet dissemination in December 2012 which was revised in December 2020 and became effective on January 1, 2021. This judicial interpretation provides that the courts will require service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from rights holders, but also links or content they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. This interpretation may subject us and other internet service providers to significant administrative burdens and litigation risks. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulation on Intellectual Property Rights.”. Interested parties may lobby for more robust intellectual property protection in jurisdictions in which we conduct business or may conduct business, and intellectual property laws in China and other such jurisdictions may become less favorable to our business. Intellectual property litigation may be expensive and time-consuming and could divert management attention and resources. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or seek royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain the required licenses on a timely basis could harm our business. Any intellectual property litigation and/or any negative publicity by third parties alleging our intellectual property infringement could have a material adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or, in extreme cases, terminate some of our services. Any of such changes could materially affect our users’ experience and in turn have a material adverse impact on our business.

If we are unable to successfully capture and retain the growing number of mobile internet users or if we are unable to successfully monetize our mobile products, our business, financial condition and results of operations may be materially and adversely affected.

An increasing number of users access our products and services through mobile devices, and the transition to mobile internet is a key part of our current business strategies. Products such as Xunlei Accelerator are now available to users from PCs as well as mobile devices, and we intend to continue expanding the number of mobile products we offer. An important element of our strategy to transition to mobile internet is to continue to further develop features for our mobile products and to develop new mobile products to capture a greater share of the growing number of users that access internet services such as ours through mobile devices. For example, we developed Mobile Xunlei, which allows users to search, download and consume digital media content on their mobile devices in a user-friendly way. As new laptops, mobile devices and operating systems are continually being released, it is difficult to predict the problems we may encounter in developing our products for use on these devices and operating systems, and we may need to devote significant resources to create, support and maintain these services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products may result in user dissatisfaction with our products, which could damage our brand and have a material and adverse effect on our financial results. In addition, the lower resolution, functionality and memory associated with some mobile devices may make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to attract users. Manufacturers or distributors may establish unique technical standards for their devices and, as a result, our products may not work or work properly or be viewable on all devices on which they are installed. Furthermore, new, comparable products which are specifically created to function on mobile operating systems, as compared to some of our products that were originally designed to be accessed from PCs, and such new entrants may operate more effectively on mobile devices than our mobile products do.

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

We may be subject to the risks of overseas expansion.

We have been exploring opportunities in overseas market. Operating business internationally may expose us to additional risks and uncertainties. As we have very limited experience in operating our business in overseas markets, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively in overseas markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and are subject to a variety of risks, including increased competition, fluctuations in foreign exchange rates, uncertain enforcement of our intellectual property rights, more complex distribution logistics and the complexity of compliance with foreign laws and regulations. Compliance with applicable Chinese and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, environmental laws, labor laws, restrictions on foreign investment, and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have strived to comply with these laws and regulations, a violation by our employees, contractors or agents could nevertheless occur, especially during the exploratory stages. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.

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

We cannot assure you that our technologies, business methods and services, including those relating to our resource discovery network, will be free from claims of patent infringements, and that holders of patents would not seek to enforce such patents against us in China, the United States or any other jurisdictions. For example, we were involved in a patent infringement case in China. The plaintiff alleged that our acceleration service infringed the plaintiff’s patent rights. In November 2018, the court dismissed the plaintiff’s all claims. The plaintiff subsequently appealed but its claims were dismissed by the appellate court as well. In March 2020, the plaintiff filed a petition to retrial case. As of the date of this annual report, the court has declined to retry the case. We are currently not involved in any patent infringement case in China. We believe that our products do not infringe any third-party patents of which we are aware. However, our analysis may have failed to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our business, and our results of operations could be materially and adversely affected.

We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings.

We may be subject to claims or lawsuits outside China, such as the United States, by virtue of our listing in the United States, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or for other reasons. We have attracted and expect to continue to attract attention from intellectual property owners outside of China, despite our efforts to control access to certain products by users outside China. For example, the Recording Industry Association of America filed a letter with the Office of the United States Trade Representative in November 2010 accusing certain of our divested or discontinued products of facilitating intellectual property infringement. Although we take steps to block users logging in from IP addresses that are located in certain jurisdictions, including the United States, from accessing certain of our services, due to technological limitations, such efforts may not be 100% successful, and any unintended access to our services may increase our risk of becoming subject to copyright laws in such jurisdictions. Even if our efforts to block IP addresses located in the United States or other jurisdictions are successful, the uncertainties surrounding the approach to intellectual property and online service providers that the new U.S. administration will take may increase our risk of becoming impacted by copyright laws in such jurisdictions. If we are ever held to be subject to United States copyright law, that could increase our risk of direct or indirect copyright liability for our resource discovery, acceleration or other services. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our website, (iii) discontinue products or services, (iv) disable access through our service to certain sites or content; (v) terminate users; and/or (vi) seek royalty or license agreements that may not be available on commercially reasonable terms or at all.

In addition, as a publicly listed company, we may be exposed to increased risk of litigation. For example, we were involved in shareholder class action lawsuits in the United States. See "Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings." We may be involved in more class action lawsuits in the future. While we believe the claims in this lawsuit are without merit, such kinds of lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

We launched our live video streaming services in February 2016. In May 2018, we expanded our live streaming business by launching a live audio streaming product, PeiWan. In September 2019, we started to operate another live video streaming product, BuOu Live, by cooperating with a third party. In 2020, revenue from live streaming business was US$20.9 million, accounting for 11.2% of our total revenues in 2020. The live streaming industry is highly competitive and there are several well-established and successful players in this market. We may not be able to compete effectively with them and realize the growth of our live streaming business continuously. We are not sure whether our products will be accepted by the market and generate/continue to generate revenues as we expected. The user demand may also change, decrease substantially or dissipate and we may fail to anticipate and serve user demands effectively and timely.

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

Our live streaming services enable users to interact and chat with broadcasters and other users and engage in various other online activities. Although we require our broadcasters to register their real name, we are unable to independently verify the accuracy and authenticity of the identity information provided by them. For the registration of users before they become broadcasters, we rely on third-party organizations to verify their identities through mobile phone numbers or ID card number, which may not always be reliable. In addition, we have put in place measures to monitor content on our platform generated by our users, but it is impossible for us to detect every piece of inappropriate or illegal content on our platform due to the immense quantity of user-generated content on our platform. Therefore, it is possible that broadcasters and/or users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platforms. For example, we received a notice from CAC in 2020, pointing out that there was certain inappropriate information discovered on our platform. We promptly fixed the issue and managed to avoid the risk of being removed from app stores by regulatory authorities. If any content on our platforms is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may also be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the materials that are provided, uploaded, shared, published or otherwise accessed by users or us through our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms if they find that we have not adequately managed the content on our platforms. Any such claims or sanctions against us could materially and adversely affect our business and our brand.

We believe that maintaining and enhancing our Xunlei brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers, subscribers and paying users. If we fail to sustain or improve the strength of our brand, we may subsequently experience difficulty in maintaining market share. We have developed our reputation and established a leading position by providing our users with superior acceleration services and cloud computing services. We will continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or our marketing or promotion practices, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users and advertisers. Historically, there has been negative publicity about our company, our products and services and certain key members of our management team, which has adversely affected our brand, public image and reputation. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected.

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

The satisfactory performance, stability, security and availability of our websites and our network infrastructure are critical to our reputation and our ability to attract and retain users and advertisers. Our network and servers contain information regarding file index, advertising records, premium licensed digital media content and various other facets of the business to assist management and help ensure effective communication among various departments and offices of our company. Any failure to maintain the satisfactory performance, stability, security and availability of our network, website, servers or technology platform, whether such failure results from intentional cyber-attacks by hackers, from issues with our own technology and team or from other factors beyond our control, may cause significant harm to our reputation and impact our ability to attract and maintain users and business partners. We have put in place various measures to prevent such incidents from happening and internal reporting procedures with respect to such incidents. However, such prevention measures may not function in a way as we expect due to the evolution of the sophistication of cyber-attacks, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others, software bugs or other technical malfunctions, or other evolving threats.

From time to time, our users in certain locations may not be able to gain access to our network or our websites for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, internet connection problems or other reasons. For example, in 2020, one of our products experienced a system failure due to an extremely high usage rate, which lasted for around three hours and affected a large portion of our users. Although we have fixed the server promptly, we cannot assure you that such instances will not occur in the future. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our network or website, could reduce the attractiveness of our service offerings. In addition, any substantial increase in the volume of traffic on our network or website will require us to increase our investment in bandwidth, expand and further upgrade our technology platform. We do not maintain insurance policies covering losses relating to our network systems due to very limited available insurance products in the insurance market in China. As a result, any system failure, interruptions or network downtime for an extended period may have a material adverse impact on our revenues and results of operations.

We rely on information technology systems to process, transmit and cache or store electronic information in our day-to-day operations, including customer, employee and company data. The secure processing, maintenance and transmission of this information is critical to our operations and the legal environment surrounding information security, storage, use, processing, disclosure and privacy is demanding with the frequent imposition of new and changing requirements. We also store certain information with third parties. Our information systems and those of our third-party vendors are subjected to computer viruses or other malicious codes, unauthorized access attempts, and cyber- or phishing-attacks and also are vulnerable to an increasing threat of continually evolving cybersecurity risks and external hazards, as well as improper or inadvertent staff behavior, all of which could expose confidential company and personal data systems and information to security breaches. Any such breach could compromise our networks, and the information stored therein could be accessed, publicly disclosed, lost or stolen. Such attacks could result in our intellectual property and other confidential information being lost or stolen, disruption of our operations, and other negative consequences, such as increased costs for security measures or remediation costs, and diversion of management attention. Any actual or perceived access, disclosure or other loss of information or any significant breakdown, intrusion, interruption, cyber-attack or corruption of customer, employee or company data or our failure to comply with federal, state, local and foreign privacy laws or contractual obligations with customers, vendors, payment processors and other third parties, could result in legal claims or proceedings, liability under laws or contracts that protect the privacy of personal information, regulatory penalties, disruption of our operations, and damage to our reputation, all of which could materially adversely affect our business, revenue and competitive position. For example, in 2020, a few individual users had taken advantage of a technical flaw of certain of our products to make fraudulent purchases and managed to cash out. We have promptly identified and patched the technical flaw. While we will continue to implement additional protective measures to reduce the risk of and detect cyber-incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. Our protective measures may not protect us against attacks and such attacks could have a significant impact on our business and reputation.

In addition, there has been a trend tightening the regulation of privacy and user data protection globally. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. For example, the National Information Security Standardization Technical Committee issued the latest Standard of Information Security Technology—Personal Information Security Specification, which came into effect in March 2020. Under such standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal information controller should follow the principles of legality, justification and necessity in handling personal information. The personal information controller should obtain a consent from a personal information provider and provide such personal information provider an independent choice when the product or service offered by the personal information controller has multiple functions. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation jointly promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify illegal collection and use of personal information through mobile apps, for the app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance. Moreover, the PRC Constitution, the PRC Criminal Law, the Civil Code of the PRC and the PRC Internet Security Law protect individual privacy in general, which require certain authorization or consent from internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen's personal information obtained during the course of performing duties or providing services.

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

Our results of operations could be materially and adversely affected if our cooperation with Itui regarding online advertising is unsuccessful. We may also be subject to penalties from relevant authorities due to certain actions or inactions of Itui in connection with online advertising, which is beyond our control.

We realized growth of the revenue from our online advertising services from US$16.9 million in 2016 to US$27.8 million in 2018. However, revenue from our online advertising service decreased to US$15.6 million in 2019, and further decreased to US$13.2 million in 2020, primarily due to a generally decreased demand for our online advertising services. In May of 2020, we entered into an advertising revenue sharing agreement with a subsidiary of Itui International Inc., our largest shareholder. Itui provides Xunlei with online traffic monetization services, including the operation and placement of advertisements, research and technology support with respect to advertising systems, business algorithm platform as well as content recommendation and other optimization services. By outsourcing our advertising business to Itui, we hope to take advantage of Itui’s advanced precision targeting algorithm to achieve better placement of advertisement. However, we cannot assure you that we can improve the results of operations of regarding online advertising through such cooperation. In our cooperation with Itui, we require Itui to comply with all relevant laws and regulations regarding advertising business. However, we have no control over Itui and we cannot assure you that Itui will be able to operate the advertising business and its advertising platform legally and successfully. We may still be liable for certain circumstances in connection with Itui that are beyond our control, and our business may also be negatively affected. In addition, if we are unable to maintain our cooperation with Itui for whatever reasons and we are unable to find a suitable replacement in a timely manner, or at all, our advertising revenue may experience significant declines. As a result, our business and financial condition may be negatively affected.

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

We are subject to the standard policies and terms of service of third-party platforms, which govern the distribution of our mobile application on the platform. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other users, and those changes and interpretation may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how we are able to advertise or distribute on the platform, or change how the personal information of its users is made available to application developers on the platform. Such changes may decrease the visibility or availability of our applications, limit our distribution capabilities, prevent access to our applications, reduce the amount of downloads and revenue we may recognize from the applications, increase our costs to operate on these platforms or result in the exclusion or limitation of our application on such platforms. Any such changes could adversely affect our business, financial condition or results of operations.

If we violate, or a platform provider believes we have violated its terms of service (or if there is any change or deterioration in our relationship with these platform providers), that platform provider could limit or discontinue our access to the platform. A platform provider could also limit or discontinue our access to the platform if it establishes more favorable relationships with one or more of our competitors or it determines that we are a competitor. Any limit of, or discontinuation to, our access to any platform could adversely affect our business, financial condition or results of operations. In September 2016, all of our mobile applications, including Mobile Xunlei, were removed from Apple’s iOS App Store as a result of alleged possible violations of the developer license agreement between Apple and us. After a prolonged negotiation, Apple agreed that we could re-launch our mobile applications, including Mobile Xunlei, on Apple’s iOS App Store as long as our mobile applications comply with Apple’s policies for launching mobile applications on App Store and pass Apple’s scrutinization. In July 2020, we successfully re-launched our mobile applications on Apple’s iOS App Store, which means new users can download our mobile applications again. Although we have re-launched our mobile applications on App Store, we cannot assure you the removal of our mobile applications from App Store will not happen again in the future. Furthermore, other app stores also have the right to update their store policies. If we are deemed to violate their policies, our mobile applications are removed from App Store again or other app stores at the same time, which may significantly harm our mobile strategy, materially and adversely affect our business operations, results of operations and financial condition.

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

The cloud computing services we provide to the internet users may be deemed to have included the content distribution network (CDN) services. Pursuant to the Notice of Ministry of Industry and Information Technology on Cleaning up and Standardizing the Internet Network Access Service Market, we have to update our existing value-added telecommunication services license, or VATS License, to specifically cover the CDN services. Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, a subsidiary of Shenzhen Xunlei, and a subsidiary of Shenzhen Onething have obtained the VATS Licenses that cover the CDN services.

If the relevant PRC authority decides that we are operating certain business without the proper licenses or approvals, we may be warned, fined, ordered to rectify our violations or be imposed restrictions or even suspension on our relevant business. In addition to the above, if the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business, it has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

Furthermore, for our cloud computing business, we are operating under the shared economy business model and therefore face certain risks related to this business model. We cannot assure you that our cooperation with all third parties for our cloud computing business complies with all laws and regulations. For example, we cannot assure you that our third-party service providers have obtained or applied for all permits and licenses required for providing relevant services to us. We cooperate with various third-party service providers to provide Internet Data Center (IDC) and Internet Service Provider (ISP) services for our CDN services. As PRC laws and regulations require IDC and ISP service providers to obtain the corresponding IDC licenses and ISP licenses, we require our third-party service providers to obtain such licenses. However, we cannot assure you that these third-party services providers maintain or are able to obtain in a timely manner or at all the required licenses. If our third-party service providers fail to obtain or maintain relevant approvals, licenses or permits required for operating such businesses, our third-party service providers could be subject to liabilities, penalties and operational disruptions. Even if these service providers are able to maintain proper licenses, it is possible that the services and bandwidth resources they provide may not meet our requirements.

Violation of existing or future laws, regulations or regulations on collection and use of personal data could damage our reputation, deter current and potential users from using our services and substantially harm our business and results of operations.

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

To comply with relevant laws and regulations, we periodically review our privacy policies and amend as needed based on the development and changes of our business to ensure that we collect, use or process any of our users’ personal information after we obtain users’ prior consent. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply with relevant laws and regulations may result in proceedings or actions against us by government entities or others, and could damage our reputation. For example, one of our mobile applications received a notice from a regulatory authority for failing to explicitly inform users of the purpose, method, and scope of our personal data collection. In response, we have modified the privacy policies of the product to the regulator's satisfaction. However, we cannot guarantee you that regulatory authorities will not find our privacy policies insufficient again in the future, and we may be ordered to modify our privacy policies and make rectifications to meet the requirements of relevant laws or regulations. If we fail to make modifications or rectifications to the satisfaction of relevant regulatory authorities, we may subject to administrative penalties or even removals of our mobile applications.

In addition, user and regulatory attitudes towards privacy are evolving and concerns about the security of personal data could also lead to a decline in general usage of our products and services, which could lead to lower user numbers. For example, if the PRC government authorities require real-name registration by our users, our user numbers may decrease and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related business and companies.” In addition, we may become subject to the data protection or personal privacy laws of jurisdictions outside of China, where more stringent requirements may be imposed on us and we may have to allocate more resources to comply with the legal requirements, and our user numbers may further decrease. A significant reduction in user numbers could have a material adverse effect on our business, financial condition and results of operations.

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

To date, we have financed our operations and the building of Xunlei Tower, our new headquarters, primarily by using our existing internal cash reserves and borrowing bank loans. If we fail to retain a sufficient number of users and continue to convert such users into paying users or subscribers, we may not be able to generate sufficient revenues to cover our business development strategies, including our continued transition to mobile internet and the continued expansion of our cloud computing business, and our business may be materially and adversely affected. Further, after the construction of Xunlei Tower is completed, we may operate the building ourselves, which may subject us to additional real estate related financial and operating risks.

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

The operation of our extensive resource delivery network and cloud computing business as well as our exploration and implementation of our new business strategies require significant upfront capital expenditures as well as continual, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, and in equipment to increase our network capacity. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we continue devoting resources in the development of our cloud computing business and the development and updating of our mobile products. Most of our capital expenditures, such as expenditures on servers and other equipment, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees upfront. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we overestimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

In addition, bandwidth and other costs are subject to change and are determined by market supply and demand. For example, the market prices for professionally produced digital media content have increased significantly in China during the past few years, and there have been increases in the relevant license fees. In addition, if bandwidth and other providers cease their business with us or raise the prices of their products and services, we will incur additional costs to find alternative service providers or to accept the increased costs in order to provide our services. If we cannot maintain a cost-effective operation, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our users, our results of operations may be adversely affected and we may fail to achieve profitability.

If we are unable to collect accounts receivable in a timely manner or at all, our financial condition, results of operations and prospects may be materially and adversely affected.

We generated a large portion of our revenue from the sales of CDN in 2020. As of December 31, 2020, we have a considerable portion of accounts receivable arising from the sales of CDN. In addition, we have outsourced our advertising operations to Itui in 2020. As a result, we generated a considerable portion of revenues from the advertising revenue sharing agreement we entered into with Itui. As a result, the financial soundness of our customers purchasing CDN from us, Itui, advertising agencies, or advertisers may affect our collection of accounts receivable. In general, a credit assessment of our CDN purchasers will be made to evaluate the collectability of the service fees before entering into any business contracts, and we require Itui to do the same with advertising agencies or advertisers. However, we cannot assure you that we or Itui will always be able to accurately assess the creditworthiness of each CDN purchaser, advertising agency, or advertiser, as applicable. Any inability of Itui, advertisers, advertising agencies or CDN purchasers, especially those that accounted for a significant percentage of our accounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. For example, we made a provision for our accounts receivable of US$7.6 million in 2018 due to a CDN purchaser’s prolonged overdue payment and its shutdown of operations. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that Itui has business relationships with demand higher rebates for their agency services, our results of operations will be materially and adversely affected.

We had net operating cash outflows in 2018, 2019, and 2020 and may be subject to liquidity pressure in the future if we cannot generate sufficient cash from our operating activities in the future.

We had net operating cash outflows of US$35.6 million, US$45.6 million and US$13.9 million in 2018, 2019 and 2020. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating activities” for reasons of such net operating cash outflows. We cannot guarantee we will be able to generate positive and sufficient cash flows from operating activities in the future. If we have negative cash flows from operating activities in the future, our business, results of operations and liquidity may be adversely affected.

In addition, we are constructing a building which will be used as our research and development center and headquarters. We planned to invest RMB600.0 (US$92.0 million) million at the beginning of the project planning. Based on our latest estimates, we expect to invest a total of RMB450.0 million (US$69.0 million) for this construction project. In 2019, we entered into a loan facility agreement with a commercial bank to finance the construction project. The land use right and the building under construction were mortgaged to the bank and one of our subsidiaries also provided a guarantee to the bank. The maximum amount of loans we are able to take out is RMB400.0 million (US$61.3million). As of December 31, 2020, we took out RMB130.0 million (US$19.9 million). We plan to take out another loan under this facility for no more than RMB120.0 million (US$17.4 million) in the near future depending on the progress of the construction project. As of the date of this report, we anticipate the construction project will be completed within our budget. Although we had cash, cash equivalents and short-term investments of US$255.1 million as of December 31, 2020, we may be under liquidity pressure if we are unable to generate sufficient cash from our operating activities in the future, unable to renew our bank loans, or if the actual cost of the construction project goes beyond our estimated costs. In addition, we plan to complete the construction by 2021 or early 2022 and relocate to the new building afterwards. However, we cannot assure you that we will definitely be able to complete the construction by then due to a number of factors that are beyond our control including outbreak of pandemic, weather conditions, force majeure, labor disputes and government regulations. For example, the completion of the construction project is subject to government approval. We cannot guarantee you that relevant government authorities will grant us approval in our expected timeline. If we are unable to move into the new building as in our expected timeline, we will have to continue to pay office rental expenses. In addition, we may lease certain floors of the building to other parties and use the rental we receive to pay loan interest. If the new building cannot be put into use in our expected timeline, we will have to pay loan interest from our existing cash, which will increase our liquidity pressure. In the worst-case scenario, if we are unable to repay the loan, the bank may foreclose our building. As a result, we may have to rent other office space to continue our business operations and incur additional costs. Furthermore, we engaged a reputable national construction company to construct the building and a professional real estate consulting firm to manage the process. Disputes between construction company/real estate consulting firm/other construction service providers and us have arisen and may continue to arise in the future, which may cause delay to the completion of the construction project. For example, we have a pending lawsuit with a constructing company of our headquarters construction project, which may adversely affect our financial condition if we lose the case. The lawsuit may also divert our management’s attention and subject us to additional costs.

We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.

We have cooperated with third parties to operate certain web games since 2019. See "Item 4. Information on the Company-B. Business Overview-Our platform-Online game services." Operating online games in China requires several permits and approvals. For example, as advised by our PRC legal counsel, a VATS License is required for operating online games and an internet publication license is required for operating internet publishing services, which is defined as offering internet publications to the public through the internet. Our online game operating subsidiaries have obtained the VATS License for operating our online games, but have not obtained the internet publishing services license. Based on our consultation with the responsible government authority, since our online game operating subsidiaries are only operators of online games or only provide a platform for online game operations, they are not required to obtain the internet publishing services license. Therefore, our online game operating subsidiaries have not obtained the internet publishing services license. However, we cannot rule out the possibility that relevant government authorities may in future take the view that our online game operating subsidiaries are required to obtain the internet publishing services license and thus penalize us for operating online game business without a proper license. If that were to happen, we would be subject to orders to the shut-up the website or delete all relevant online publications, confiscation of illegal income and major equipment or fines. In addition, according to relevant regulations, an online game has to be scrutinized by and obtain an approval number (ISBN number) from the SAPPRFT before it is allowed to be launched online. In our cooperation with online game providers, we require that ISBN numbers have to be obtained for the online games within the scope of our cooperation. However, as we are not the developers or publishers of those online games, we cannot assure you that the ISBN numbers of those online games are obtained strictly in compliance with relevant legal requirements and procedures without any defects or relevant amendment filings are made in compliance with relevant legal requirements. If the ISBN numbers are obtained not in compliance with relevant laws and regulations or amendment filings are not made timely, relevant government authorities may impose fines on us, confiscate our income generated from operating such online games and require us to delete all relevant online publications or discontinue our online game business.

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

In October 2019, General Administration of Press and Publication issued the Notice by the General Administration of Press and Publication of Preventing Minors from Indulging in Online Games, or Anti-indulgence Notice, which imposed an array of restrictive measures to prevent underage users to indulge in online games. For example, game operators are not allowed to provide underage users with any form of access to online games during the period from 22:00 p.m. each day to 8:00 a.m. of the next day and the total length of time for game operators to provide underage users with access to online games cannot exceed three hours a day during statutory holidays or 1.5 hours a day on days other than statutory holidays. The Anti-indulgence Notice also requires game operators to implement the real-name registration system for players of online games and take effective measures to restrict underage players from using paid services that are inconsistent with their capacity for civil conduct. We have implemented a real-name registration system for our online games. Game operators or developers of the online games on our platform are able to access to our real-name registration system and implement their anti-indulgence measures based on the identify information in our system. We have also cooperated with third parties in developing an anti-indulgence system pursuant to the Anti-indulgence Notice and started to implement such system for new mobile games that we offered in collaboration with third parties since April 2020. In February 2021, Shenzhen Press and Publication Bureau issued the Notice on Interface Docking of Anti-indulgence and Real Name Registration System to Prevent Minors from Indulging in Online Games, which requires all the online game enterprises in Guangdong Province to file the application before April 30, 2021, and all such games to connect with the national anti-indulgence and real-name registration system established by Publication Bureau of the Publicity Department of the CPC Central Committee before June 1, 2021. Although we have been preparing the requisite application and working on connecting our online games to the national anti-indulgence and real-time registration system, we cannot assure you that we will meet the relevant requirements in time. If any third-party online game operators, developers or we fail to comply with the above requirements, we may have joint or several liabilities and thus be subject to administrative penalties. Penalties under the Anti-indulgence Notice include fines and other penalties such as taking corrective actions during specified periods, shutting down of our online games operations and license revocation due to the fact that we did not implement those restrictions pursuant to the Anti-indulgence Notice. If any of the above were to happen, our online game business and results of operations would be negatively affected.

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

Advertisements displayed on our platform may subject us to penalties and other administrative actions.

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

To fulfill these monitoring functions specified by the PRC laws and regulations set forth above, we have taken several measures. In almost all of our advertising agreements, we require the advertising agencies or advertisers that entered into agreements with us: (i) ensure the advertising content provided to us is true, accurate and in full compliance with PRC laws and regulations; (ii) ensure such content does not infringe any third-party’s rights and interests; and (iii) indemnify us for any liabilities arising from such advertising content. We have outsourced our advertising business to Itui in 2020 and required Itui to set up an effective review mechanism for each advertisement it placed on our websites and platform so as to ensure the contents are in full compliance with relevant legal requirements. However, we cannot assure you that all the contents contained in such advertisements are true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition and results of operations.

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

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. In June 2020, we terminated our 2010 share incentive plan, 2013 share incentive plan and 2014 share incentive plan and adopted a 2020 share incentive plan, or the 2020 Plan. Upon the termination of our then-existing share incentive plans, the awards that are granted and outstanding under those share incentive plans and the evidencing original award agreements shall remain effective and binding under the 2020 Plan, subject to any amendment and modification to the original award agreements that we shall determine. Under the 2020 Plan, we are authorized to issue a maximum number of 31,000,000 common shares of our company upon exercise of the options or other types of awards. As of March 31, 2021, 10,862,500 restricted share units had been granted and outstanding under the 2020 Plan. As of March 31, there were also 1,036,000 unvested restricted shares that survived the termination of our previous share incentive plans and remained outstanding under the 2020 Plan. As of March 31, 2021, our unrecognized share-based compensation expenses relating to the awards outstanding under the 2020 Plan amounted to US$1.4 million. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans” for details.

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

Our success depends on the continual efforts and services of our senior management team. If one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us for whatever reasons, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel in our industry is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement (including a non-compete provision) with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system.

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

We believe that maintaining and enhancing our reputation and corporate image is of significant importance to the success of our business. If any of our employees engaged in any misconduct, whether or not related to the employee's work at our company, it may negatively affect our reputation and corporate image. Historically, there has been negative publicity about our company and our management, which adversely affected our brand, public image and reputation. A member of our senior management team who is also our director was subject to certain legal sanctions in China in the past due to copyright infringement activities when working at another company unrelated to us. Even though the infringement activities took place a number of years before the executive joined our company and had nothing to do with us, the past misconduct of the executive and the sanctions he was subject to may negatively affect our reputation and corporate image, which in turn may adversely affect our business and prospects. As part of our internal compliance procedures, we routinely conduct internal audits and inspections, including exit interviews and audits, on current and former employees. Any misconduct by our current or former employees uncovered from such compliance procedures, whether the misconduct relates to the employees' work with us, would potentially have material adverse impact on our reputation, results of operations, financial performance or future prospects. For example, in October 2020, we received a notification from Shenzhen Municipal Public Security Bureau that the bureau has filed a case for investigation of our former CEO, Mr. Lei Chen, for alleged embezzlement of the Company's assets, which, although did not result in material adverse impact on our financial reporting, caused harm to our company. In addition, we may also face disputes with former or current disgruntled employees. Any allegations against us, with or without merits, may negatively affect our reputation and corporate image.

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

Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on financings available to us. In addition, COVID-19 had a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The unstable economy affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the global financial and economic fluctuations and slowdown of Chinese economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations, financial condition, and prospects would be materially and adversely affected by any severe or prolonged slowdown in the global or Chinese economy.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. As we are not an emerging growth company anymore, we are subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, also attested that our internal control over financial reporting is effective. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

In addition, our business could be materially and adversely affected by the outbreak of pandemics such as influenza A (H1N1), avian influenza, H7N9, severe acute respiratory syndrome (SARS) or other epidemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our business partners, including our advertisers, and otherwise reduce the activity levels of our work force and the work force of our business partners, causing a material and adverse effect on our business operations. In response to the COVID-19 pandemic, we made remote working arrangement and suspended our offline work and all our business travels in early 2020 to ensure the safety and health of our employees. As a result, our customer service capacity was compromised which might have adversely affected our users’ experience. As of the end of April 2020, we had completely resumed our operations. Although COVID-19 has been largely contained in China, there are still uncertainties regarding the COVID-19 pandemic, including the duration of the pandemic, and the extent of local and worldwide social, political, and economic disruption it may cause. It is also uncertain whether or not COVID-19 or a mutated version of the coronavirus will return in the future. While the COVID-19 pandemic has not materially and adversely affected our business, operations, or financial results as of the date of this annual report, it may have far-reaching impact, directly and indirectly, on many aspects of our operations, including potential impact on our customers, product users, suppliers, employees, cooperation partners, and the market in general, and the scope and nature of the impact continue to evolve. Resurgence of confirmed cases have happened and could happened again in the future, which could lead to the re-imposition of various restrictions. We will continue to monitor and assess the development of the COVID-19 pandemic and intend to make adjustments to our business accordingly.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online game and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers, other than e-commerce service providers, may not exceed 50%, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service, internet news service, and online transmission of audio-visual programs service. We are a Cayman Islands exempted company and Giganology (Shenzhen) Ltd., or Giganology Shenzhen and Xunlei Computer (Shenzhen) Co., Ltd., or Xunlei Computer, our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei or its subsidiaries hold the licenses and permits necessary to conduct our resource discovery network, online advertising, online games, cloud computing and related businesses in China, and Shenzhen Xunlei hold various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to exercise effective control over Shenzhen Xunlei and Shenzhen Xunlei’s operating subsidiaries and hence treat them as our consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Shenzhen Xunlei or its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. As of the date of this annual report, Mr. Sean Shenglong Zou, our co-founder and director, owned 76% of the equity interest in Shenzhen Xunlei, our variable interest entity. Under the equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders’ performance of their respective obligations under the related contractual arrangements. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. Pursuant to the contractual arrangements, we have the right to replace any shareholders of Shenzhen Xunlei at any time. For example, if any of the shareholders of Shenzhen Xunlei refuses or fails to perform his or her obligations under the contractual arrangements due to his or her significant equity interest in Shenzhen Xunlei and his or her relatively smaller percentage of equity interest in our Company, we can enforce the contractual arrangements and transfer his or her equity interests to another appointee of Giganology Shenzhen. However, we cannot assure you that such transfer can be implemented successfully or without significant costs. As a result, there are risks that we might not be able to have an effective control over our variable interest entity in the future.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on tax—PRC enterprise income tax.” We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly owned subsidiary in China, and Shenzhen Xunlei, our variable interest entity in China and its shareholders, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei, for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

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

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly owned PRC subsidiaries including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, our variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2020, we had cash or cash equivalents of approximately RMB312.1 million (US$47.8 million) and US$30.7 million located within the PRC, of which RMB89.6 million (US$13.7 million) and US$0.5 million is held by Shenzhen Xunlei and its subsidiaries. We also have restricted cash of RMB10.1 million (US$1.5 million) as of December 31, 2020. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

The Chinese government intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in subscriber numbers in the past few years. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. In December 2018, the Office of the Central Cyberspace Affairs Commission of China, or CAC, launched a campaign against illegal activities and inappropriate content on mobile apps and undertook restrictive measures against thousands of mobile apps, including suspension of mobile app operations for an indefinite period of time or permanently shutting down the mobile app operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. To date, we have deleted millions of cached files, blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. In addition, we permitted temporary suspension of services by about 175,000 existing subscribers as of the end of 2020. We may experience further decline in user and subscriber numbers as we continue in our efforts to comply with the rules and regulations of the Chinese government.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. Regulatory authorities may also stretch the interpretations of existing laws and regulations. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation or the stretched interpretation, which may subject us to liabilities and can materially and adversely affect our business. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

Under the Civil Code of the People’s Republic of China, effective in January 2020, where any laws provide for the protection of data and network virtual property, such laws shall apply. However, currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online game operators liable for losses of virtual assets by game players, and ordered online game operators to return the lost virtual items to game players or pay damages and losses, as well as required the game operators to provide well-developed security systems to protect such virtual assets owned by game players. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly owned PRC subsidiaries, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from or registration with SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entity may be used to pay off debt in a currency other than the Renminbi owed by our PRC subsidiaries and variable interest entity and its subsidiaries to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If any of our variable interest entity or its subsidiaries liquidates, the proceeds from the liquidation of its assets may be used outside of the PRC or be given to investors who are not PRC nationals. However, we may not be able to do so due to foreign exchange control imposed by the PRC government, which may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE regulations. Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang have completed the initial registration with the local SAFE branch as required by the SAFE regulations. However, we cannot assure you that these shareholders have completed and will complete all subsequent amendment registrations as required by the SAFE regulations as we do not have control over these shareholders. We may also not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE regulations since we do not have control over these the PRC resident shareholders. The failure or inability of our PRC resident shareholders or our future PRC resident shareholders to make any required registrations or comply with other requirements under SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, the statutory enterprise income tax rate is 25%. Under certain circumstances, preferential tax rates may be applied if an enterprise meets the corresponding standards and qualifications and completes certain procedures. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation” for details of tax benefits applicable to us. Preferential tax treatment and other government incentives granted to our VIE and subsidiaries are subject to review and may be adjusted or revoked at any time. The discontinuation or reduction of any preferential tax treatment currently available to us and our wholly owned PRC subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 “big four” PRC-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the “big four” PRC-based accounting firms become subject to additional legal challenges by the SEC or the PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the U.S. national securities exchanges or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, we had 334,651,981 common shares outstanding, which excludes (i) 9,519,144 common shares held by Leading Advice Holdings Limited, a share incentive awards holding platform, and (ii) 24,706,080 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by us but not yet cancelled. All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any reexamination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As of March 31, 2021, our directors, executive officers and existing principal shareholders beneficially owned approximately 47.7% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2020, which could subject United States investors in the ADSs or common shares to significant adverse United States federal income tax consequences.

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2020, and we will very likely be a PFIC for our current taxable year ending December 31, 2021 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) holds our ADSs or common shares, such U.S. Holder may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares (“PFIC Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or common shares is urged to consult its tax advisor concerning the United States federal income tax considerations related to holding and disposing of ADSs or common shares (including, to the extent an election is available, making a “mark-to-market” election to avoid owning PFIC-Tainted Shares and the unavailability of an election to treat us as a qualified electing fund). For more information, see the section titled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

•	Jiangxi Node Technology Services Co. Ltd., which was established in July 2020 and primarily engages in bandwidth purchasing.

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

In July 2015, we completed the sale of our entire stake in Xunlei Kankan to Beijing Nesound International Media Corp., Ltd., an independent third party, for a consideration of RMB130.0 million. As of December 31, 2019, Beijing Nesound International Media Corp., Ltd. had fully paid the whole consideration of RMB130.0 million to us. This sale is part of our strategy to streamline our business and continue our transition into mobile internet.

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

To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through core products and services below:

•

Xunlei Accelerator, our most popular and free product, which enables users to accelerate digital transmission over the internet and has approximately 52 million monthly unique visitors in December 2020, according to our internal record; and

•	Cloud acceleration subscription services, which are delivered through our product, Green Channel, and offer users premium services for speed and reliability.

In addition to our core product, Xunlei Accelerator, we have also developed cloud computing and other internet value-added services to speed up corporate development and to keep pace with the latest industry trend and users’ changing needs. These value-added services and products primarily include live streaming services and online game services, which provide us with synergies in our business operations.

As a part of our cloud-based mobile strategies, we launched Mobile Xunlei, a mobile app that allows users to search, download and consume digital media content on their mobile devices in a user friendly way, in 2012 as an important step in expanding our services to mobile devices. Mobile Xunlei gained popularity while bigger screen phones with enhanced storage capacity changed mobile phone users’ behavior in accessing and consuming digital media content. Based on our own record, the monthly average daily active user of this application was about five million in 2020. Mobile Xunlei is also one of the most downloaded applications in its category. In the fourth quarter of 2015, we started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues. Mobile Xunlei supplements our existing subscriptions business, enabling us to reach a wider scope of user base and expand our services to additional devices of a user who has multiple devices.

Our mobile initiatives also benefit from our relationship with Xiaomi, one of our previous strategic shareholders. Since 2014, we have entered into a pre-installing services agreement with a Xiaomi group company which manufactures Xiaomi phones, a well-recognized brand of smart phones in China. Pursuant to the agreement, we agree to provide our Mobile Xunlei acceleration plug-in, and the mobile phone manufacturer agrees to install such plug-in on its phones, free of charge. Such pre-installment arrangement provides mobile phone users with access to our acceleration services, which we believe enhances our ability to generate more user traffic. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems MIUI6, MIUI7, MIUI8, MIUI9, MIUI10, MIUI11 and MIUI12.5 and the software has been installed on Xiaomi phones sold in China, including both new phones shipments and system upgrades from existing Xiaomi phones.

Another key part of our strategies is to continue our innovation in crowdsourcing of idle bandwidth capacity and potential storage from users of our cloud computing hardware devices so that we can continuously deliver computing resources to third parties, such as internet content providers, through our CDN services. We started to generate revenue from selling crowdsourced uplink capacity we collected from users of our cloud computing services to third parties in the third quarter of 2015. To further develop our cloud computing business, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is essentially a cloud-based storage and sharing device that allows users to share their idle internet bandwidth and storage resources with our content delivery networks. The third parties that purchased our cloud computing services mainly include internet content providers such as iQiyi and Xiaomi. In 2020, we launched our own reward program, which allows users of OneThing Cloud to share crowdsources idle uplink capacities and external storage with us in exchange for a small amount of cash rewards.

In 2018, we launched StellarCloud, a shared cloud computing platform that upgraded our existing content delivery network (CDN) services to Infrastructure as a Service (IaaS). It provides powerful and cost-effective cloud computing solutions and shares its extensive node distribution with its enterprise users, enabling efficient and cost-effective access. StellarCloud also offers edge computing, function computing and shared CDN (SCDN) solutions to our enterprise users. Our customers of our StellarCloud include some of the leading internet companies in China.

In 2018, we launched ThunderChain, an open platform that enables our enterprise users to develop and manage blockchain applications. It represents our first accomplishment after we shift our focus from developing application products based on blockchain technology to the research and development of blockchain infrastructures.

In September 2020, we launched a BaaS (Blockchain as a Service) platform, which is a high-performance blockchain technology platform based on the infrastructure of ThunderChain. With one-stop blockchain service solutions, it is designed to liberate enterprises and developers from complex technical issues in blockchain infrastructure and to drive innovation and productivity. In the current stage, our Baas Platform on ThunderChain covers five modules including application, access, service, key technology and resources. The BaaS Platform possesses the following features to fully meet users' business-driven demands for blockchain applications: one-stop blockchain service solutions, resource-based pricing, cost-effectiveness, user-friendliness and blockchain application interchangeability.

We generated revenues by monetizing our large user base, primarily through the following services:

•	Cloud acceleration subscription services. We provide premium cloud acceleration services to subscribers to enable faster and more reliable access to digital media content;
•

Online advertising services (including mobile advertising). We offer advertising services by providing marketing opportunities on our websites, mobile Xunlei application and platform to our advertisers;

•

Cloud computing and other internet value-added services. We offer cloud computing services and multiple other value-added services to our users and customers, such as live streaming services and online game services; and

•

Sales of our cloud computing devices. We sell hardware devices that provide our users with easy access to our cloud computing services such as OneThing Cloud. In 2020, we generated a small amount of revenues from selling OneThing Cloud device to our users.

Our revenues decreased from US$232.1 million in 2018 to US$181.3 million in 2019, and then increased to US$186.7 million in 2020. We had a net loss attributable to Xunlei Limited of US$39.3 million in 2018, US$53.2 million in 2019 and US$13.8 million in 2020.

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

In 2020, we further tapped into our existing acceleration capacity and expanded the digital media content transmission solution provided by our Xunlei Accelerator to cover business users, in particular, online game companies. Depending on specific demands of online game companies, we are able to formulate individualized acceleration solutions tailored to such online game companies and help them better connect with target users of their online games.

In 2020, we also upgraded our Xunlei Accelerator by providing our users with personal cloud storage resources through launching Xunlei Cloud Drive. Instead of stretching increasingly inadequate local storage resources, Xunlei Cloud Drive allows users to save documents, files and other internet contents they downloaded on the cloud server. Users can also upload documents and files on Xunlei Cloud Drive with security control and provides real-time back-ups. Our Xunlei Cloud Drive offers each user a free storage space of 2 TB. Users can retrieve the internet contents they stored on Xunlei Cloud Drive whenever they want through different terminals including tablets, smartphones and desktops. Xunlei Cloud Drive also allows users to share the data saved on the cloud server among each other. Users are able to access our Xunlei Cloud Drive service for free through our Xunlei Accelerator. Subscribers of our premium cloud acceleration service will be able to enjoy a cloud storage space of 3 to 6 TB.

Mobile acceleration plug-in

We offer a mobile acceleration plug-in, which provides mobile device users with benefits of download speed acceleration and download success rate improvements similar to those offered by the PC-based Xunlei Accelerator. Our mobile acceleration plug-in has been adopted by Xiaomi, a Chinese smartphone maker, on its operating systems MIUI6, MIUI7, MIUI8, MIUI9, MIUI10, MIUI11 and MIUI12.5. Xiaomi installs our mobile acceleration plug-in on all of its new phones sold in China free of charge and adds such plug-in to the existing ones via system upgrade. Xiaomi phone users thus have access to our acceleration services.

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

We had a subscriber base of 3.8 million, 4.0 million and 3.8 million as of December 31, 2018, 2019 and 2020, respectively. In this annual report, the number of subscribers as of a given day excludes any sub-accounts.

Mobile Xunlei

Mobile Xunlei is a mobile application that allows users to search, download and consume digital media content on their mobile devices. The monthly average daily active user of this product was about five million in 2020. We monetize our mobile traffic through advertising sales. Moreover, this mobile application also supplements our existing subscriptions business. Many of our mobile application users also became users of our PC-based Xunlei Accelerator.

Cloud computing

We launched our cloud computing project in 2014, which crowdsources idle uplink capacity from internet users who have bought and connected our proprietary hardware, Zhuanqianbao, or ZQB, to their network router. Our ZQB devices can allocate those users’ idle uplink capacity to us. We pay users of our ZQB devices for the use of their idle uplink capacity.

To further develop our cloud computing business and at the same time explore emerging blockchain technology, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is a cloud-based storage and sharing device, which crowdsources idle uplink capacity from our users who have bought and connected their OneThing Cloud devices to their network router. Similar to ZQB, users of OneThing Cloud can voluntarily share their idle computing resources to us. Through our proprietary technologies, we crowdsource idle computing resources contributed by users and convert them into cloud computing resources to be provided to our customers, such as internet content providers, through our CDN services. Users of OneThing Cloud can also voluntarily participate in our cash reward program and receive a small amount of cash while contributing idle uplink capacity to us.

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

The crowdsourced uplink capacities are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowdsourced uplink capacities for our business from time to time, reducing our purchase of bandwidth from traditional third-party carriers. In addition, relying on a large number of distributed cloud computing nodes, we are researching and developing advanced edge computing applications in anticipation of a rising new industry.

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

Based on ThunderChain, we launched BaaS (Blockchain as a Service) platform in 2020, which offers one-click deployment service and further lowers the thresholds for enterprise users and developers to develop blockchain-based products. The BaaS platform further frees enterprise users and developers from hassles in dealing with complex technical problems in developing blockchain-based products and enables enterprise users and developers to focus more on the functionality and business rationale of their products.

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

After we disposed of our web game business and discontinued PC-based MMOGs business in 2018, we only operated mobile game business under our online game business. Since 2019, we started to cooperate with third parties to operate web game business under a business model different from that of our previous web game business. In 2019, we collaborate with a third-party online game provider to provide our users with an array of web games on our Xunlei game center website. In 2020, we partnered with additional third-party online game providers to operate web games. After logging into their Xunlei accounts, our users are able to play these web games provided by the third-party online game providers. Our users are also able to purchase virtual items in those web games using a payment channel provided by us. Mobile games developed by third-party online game developers are available on our mobile app as usual. Users can download mobile games they are interested in through our mobile app and login the games by using their Xunlei account.

In addition to the above value-added services, we may also from time to time offer other ancillary services to cater to users’ needs and to supplement the major services we provide.

Advertising services

We provide advertising services primarily through various forms of advertisements placed on our PC websites and mobile platform. We experienced a decline in revenue from mobile advertising in 2019 and 2020, primarily due to a generally decreased demand for our online advertising services. With a view to improving the competitiveness of our advertising services, we entered into an advertising revenue sharing agreement with Itui, our largest shareholder, and outsourced our advertising business to it. Itui has developed a precision customer target algorithm, and by cooperating with them, we hope to improve advertisement placement and improve revenues as a result. Pursuant to the agreement, Itui will be responsible for operating our advertising services and share a portion of revenue generated from placing advertisements on our PC websites and mobile platform.

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

Cloud-based implementation for subscription services

We provide cloud acceleration subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of 65 co-location centers, over one million third-party servers and over 6,200 servers that we own located throughout China.

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

Additionally, we entered into a framework service agreement with Alibaba Cloud Computing Co., Ltd., or Ali Cloud, in December 2018. Since then, Ali Cloud has provided us with cloud computing products and services. As of December 31, 2020, we were using 2,045 cloud servers and 8,010 cloud services provided by Ali Cloud through its six central nodes and 25 edge nodes.

Shared cloud computing model for edge computing services

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

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2020, we had 113 patents granted in the PRC and four granted in the United States, while another 551 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2020, we have applied to register 944 trademarks, of which we have received 507 registered trademarks in different applicable trademark categories including one trademark registered with World Intellectual Property Organization.

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

As of the date of this annual report, we had implemented several initiatives to further commit to copyright protection. For example, we require our third-party content providers to provide relevant contents that they are duly authorized to provide and do not infringe intellectual property rights of any other parties. We also make available on our websites and mobile applications reporting channels so that we can timely remove contents that infringe intellectual property rights of other parties. Despite the fact that we put in place preventive measures, we may still be subject to copyright infringement suits. As of the date of this annual report, we were involved in 19 copyright lawsuits. See “Item 3. Key Information—D. Risk Factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Investment activities in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue of Industries for Guiding Foreign Investment, last repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Version), or the Negative List (2019 Version), and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), or Encouraging Catalogue (2019 Version), which were promulgated by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce on June 30, 2019 and became effective on July 30, 2019. In June 2020, the MOFCOM and the NDRC promulgated the Negative List (2020 Version), which became effective on July 23, 2020 and replaced the Negative List (2019 Version). In December 2020, the MOFCOM and the NDRC promulgated the Encouraging Catalogue (2020 Version), which became effective on January 27, 2021 and replace the Encouraging Catalogue (2019 Version). Pursuant to the Encouraging Catalogue (2020 Version) and the Negative List (2020 Version), foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign invested projects.

Establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. For the restricted industries within the Negative List, some of the industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly owned PRC subsidiary, and Shenzhen Xunlei, our VIE, and its shareholders. Shenzhen Xunlei or its relevant subsidiary, holds the licenses and permits necessary to conduct our resource discovery network, cloud computing, online advertising, online games and related businesses in China and holds various operating subsidiaries that conduct a majority of our operations in China. Shenzhen Onething has obtained an updated VATS License to cover CDN service for our cloud computing business. Both of Giganology Shenzhen and Xunlei Computer, another wholly owned PRC subsidiary of ours, engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of restricted or prohibited categories under the Catalogue. Hence, these activities operated by Giganology Shenzhen and Xunlei Computer are deemed to be permitted and open to foreign investment.

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

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

●	Telecommunications regulations (2016, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalogue of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MIIT’s Notice on Adjusting the Catalogue of Telecommunications Business effective from April 1, 2003 and amended on March 1, 2016, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet content provider services, or ICP services, are classified under the second category of value-added telecommunications businesses and the CDN services, the internet access services and the internet data center services are classified under the first category of value-added telecommunications business. Under the Telecom Regulations, commercial operators of value-added telecommunications services must obtain the VATS License covering the business classified under the relevant category from MIIT or its provincial level counterparts.
●	Administrative measures on internet information services (2011, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain a VATS License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the VATS License covering the ICP services from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.
●	Administrative measures for telecommunications business operating license (2017, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the VATS License from MIIT’s applicable provincial level counterpart, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional VATS License directly from MIIT. The appendix to the VATS License must detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its VATS License. The VATS License is subject to annual report requirement. An ICP service operator shall report certain information to the issuing authorities through the administrative platform in the first quarter every year. Such information includes the business performance of the telecommunications business in the previous year, service quality, the actual implementation of the network and information security guarantee systems and measures, among others. ICP service operator shall be responsible for the truthfulness of the information in the annual report.
●	Detailed rules on the administration of internet websites (2005), which set forth that the website operator is required to apply for the ICP filing from MIIT or its local branches at the provincial level on its own or through the access service provider.
●	Regulations for administration of foreign-invested telecommunications enterprises (2016, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have good and profitable records and operating experiences in such industry.

●	Circular on strengthening the administration of foreign investment in and operation of value-added telecommunications business (2006). Under this circular, a domestic PRC company that holds a VATS License is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with the approved covering region on its VATS License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.
●	Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market (2017), which, among others, further strengthens the supervision and management of the applications of cloud computing, big data and other applications. For an enterprise that conducts the CDN business without a VATS License specifically covering such business, it must submit a written commitment to the original license issuing authority before March 31, 2017, undertaking that an eligible VATS License will be obtained by the end of 2017. If such enterprise fails to make the commitment on time, it must carry out business activities strictly in compliance with their existing licenses. Furthermore, if the enterprise fails to obtain the eligible VATS License as committed it should terminate the relevant business starting from January 1, 2018.

To comply with these PRC laws and regulations, we operate our websites through Shenzhen Xunlei, our PRC variable interest entity. We, through Shenzhen Xunlei, currently hold a VATS License covering its ICP services expiring on April 30, 2025 and another VATS License for its provision of could computing services including internet data center services and internet access services expiring on October 31, 2024, and own the essential trademarks and domain names in relation to our value-added telecommunications business. Shenzhen Onething and one of its subsidiaries have obtained VATS Licenses to cover the CDN service for our cloud computing business.

Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

●	opposes the fundamental principles determined in the PRC’s Constitution;
●	compromises state security, divulges state secrets, subverts state power or damages national unity;
●	harms the dignity or interests of the State;
●	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;
●	sabotages the PRC’s religious policy or propagates heretical teachings or feudal superstitions;
●	disseminates rumors, disturbs social order or disrupts social stability;
●	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;
●	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or
●	includes other content prohibited by laws or administrative regulations.

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

On December 20, 2007, GAPPRFT and MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was revised on August 28, 2015. The Audiovisual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by GAPPRFT. In a press conference jointly held by GAPPRFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, GAPPRFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audiovisual Program Provisions shall be eligible to register their business and continue their operation of internet audio-visual program services so long as those providers had not been in violation of the laws and regulations. On March 10, 2017, SAPPRFT promulgated the Categories of the Internet Audio-Video Program Services, which classifies internet audio-video programs into four categories.

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

Further, on March 31, 2009, GAPPRFT issued the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, or the Notice on Content of A/V Programs which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other hazardous factors. In addition, on August 14, 2009, GAPPRFT issued the Notice on Relevant Issues Regarding Strengthening of the Administration of Internet Audio/visual Program Services Received by Television Terminals, which specifies that prior to providing audio-visual program services for television terminals, an ICP service operator shall obtain the License for Online Transmission of Audio-visual Programs containing the scope of “Integration and Operation Services of Audiovisual Programs Received by Television Terminals.” On March 10, 2017, SAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual programs into four categories.

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

To comply with these laws and regulations, Henan Tourism Information Co., Ltd., or Henan Tourism, one of our operating subsidiaries in the PRC, currently holds a License for Online Transmission of Audio-visual Programs with an effective period from February 2018 to February 2021. We are currently preparing materials to renew and expand the scope of the license. See “Item 3. Key Information—D. Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial conditions and results of operations.”

Regulation on online cultural activities

On February 17, 2011, the MOC promulgated the Provisional Measures on Administration of Internet Culture, or the Internet Culture Measures, which became effective as of April 1, 2011 and was amended on December 15, 2017. On March 18, 2011, the MOC issued the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture. The Internet Culture Measures regulates entities engaging in activities relating to “online cultural products.” “Online cultural products” are defined as cultural products produced, disseminated and circulated via internet which mainly include: (i) online cultural products particularly produced for the internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons, and disseminated via the internet. Pursuant to these measures, entities are required to obtain relevant Online Culture Operating Permits from the applicable provincial level culture administrative authority if they intend to commercially engage in any of the following types of activities:

●	production, duplication, importation, distribution or broadcasting of online cultural products;
●	publication of online cultural products on the internet or transmission thereof via information networks such as the internet and the mobile networks to computers, fixed-line or mobile phones, television sets or gaming consoles for the purpose of browsing, reviewing, using or downloading such products by online users; or
●	exhibitions or contests related to online cultural products.

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

To comply with these then and currently effective laws and regulations, Shenzhen Xunlei obtained an Online Culture Operating Permit, which was last renewed in March 2019 with an effective period from March 16, 2019 to March 15, 2022 to offer music entertainment product online, operate online performance business and online shows business, and engage in the exhibition of online culture products and competition activities. Shenzhen Wangwenhua obtained an Online Culture Operating Permit with an effective period from November 11, 2020 to May 1, 2023 to operate online performance business and online shows business. In addition, Shenzhen Zhuolian Software Co., Ltd. obtained an Online Culture Operating Permit with an effective period from December 16, 2020 to January 8, 2024 to operate online performance business and online shows business.

Regulation on online games

MOCT (formerly the MOC) is the government agency primarily responsible for regulating online games in the PRC. On June 3, 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, amended on December 15, 2017 and last repealed by the Decision of the Ministry of Culture and Tourism to Repeal the Measures for the Administration of Online Games and the Measures for the Administration of Tourism Development Plans, which became effective on July 10, 2019. Pursuant to the Provisional Measures on the Administration of Online Games, the contents of the online games are subject to the review of MOC. These measures set forth a series of prohibitions regarding the content of the online games, including but without limitation the prohibition on content that oppose the fundamental principles stated in the PRC Constitution, compromise state security, divulge state secrets, subvert state power or damage national unity, and content that is otherwise prohibited by laws or administrative regulations. Moreover, in accordance with these measures, ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency must obtain the Online Culture Operating Permit and handle the censorship procedures for imported online games and the filing procedures for domestically developed online games with MOC and its provincial counterparts. The procedures for the censorship of imported online games must be conducted with MOC prior to the commencement date of the online operation and the filing procedures for domestic online games must be conducted with MOC within 30 days after the commencement date of the online operation or the occurrence date of any material alteration of such online games. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products provided by third parties. ICP service operators cannot appropriate the advance payment by the players and are not allowed to provide trading service of virtual currency to minors. All the transactions in the accounts shall be kept in records for a minimum of 180 days. To comply with these laws and regulations, Shenzhen Xunlei, Xunlei Games, and Shenzhen Wangwenhua have obtained an Online Culture Operating Permit for our operation of online games.

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

For the online games on our platform, we have implemented a real-name registration system for our online games. For game players who do not provide verified identity information, we assume that they are minors under 18 years of age. Online game operators or developers rely on the identify information provide by us to implement their anti-indulgence measures. With respect to anti-indulgence measures, we have cooperated with third parties in developing anti-indulgence measures and are currently working with our third-party online game providers to implement anti-indulgence measures pursuant to the Anti-indulgence Notice. We are currently preparing application materials and working on connecting to the national anti-indulgence and real-name registration system. See “Item 3. Key Information—D. Risk Factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

To comply with these laws and regulations, we have established information security systems to protect user’s privacy. However, our system may not be compliant with relevant laws and regulations in all respects. We have been ordered to rectify our app as it failed to explicitly inform users the purpose, method, and scope regarding personal data collection. We will continue to review and amend our privacy policies on our websites and mobile applications periodically based on the development and changes of our business operations so that we obtain proper consents from our users for collecting and using their personal information. See “Item 3. Key Information—D. Risk factors—Risks related to our business—Concerns about collection and use of personal data could damage our reputation, deter current and potential users from using our services and substantially harm our business and results of operations.”

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

Since we have outsourced our advertising business to Itui in 2020, we do not operate advertising business on our own. We have required Itui to set up an effective review mechanism for each advertisement it places on our websites and platform, and to ensure the contents are truthful, accurate, and in full compliance with relevant laws and regulations. See “Item 3. Key Information—D. Risk factors—Risks related to our business—Advertisements displayed on our platform may subject us to penalties and other administrative actions.”

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

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the administration over the mobile internet application information services. Pursuant to these provisions, owners or operators of mobile internet applications that provide information services are required to be responsible for information security management, which, among others, includes the following:

●	certifying the identification information of the registered users;
●	establishing and improving the protective mechanism for users information, following the principle of legality, rightfulness and necessity, and expressly stating the purpose, method and scope of, and obtaining user consent to, the collection and use of users’ personal information; and
●	establishing and improving the verification mechanism for the content, taking measures against any illegal content, keeping the relevant records and reporting such content to relevant competent authorities.

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

On August 25, 2017, the CAC promulgated the Provisions on the Administration of Internet Comments Posting Services, which became effective on October 1, 2017. According to such provisions, internet comments posting services refer to the services of publishing transcripts, symbols, expressions, pictures, audio and video and other information offered by Internet websites, applications, interactive communication platforms and other types of communication platforms with news and public opinion property and social mobilization function by way of post, reply, message, bullet screen and using other means. Providers of the internet comments posting services shall strictly assume the primary responsibilities and discharge the following obligations accordingly:

●	verify the real identity information of registered users following the principle of using real name at foreground and volunteering to do so at background and forbid the provision of internet comments posting services for users whose real identity information is not verified;
●	establish and improve a user information protection system;

●	establish a system to review new comments before they are published when providing internet comments posting services;
●	establish and improve an internet comments posting review and management, real-time check, emergency response and other information security management systems, timely identify and process illicit information and submit a report to the relevant competent authorities;
●	develop information protection and management technologies for the internet comments posting, timely identify security flaws and bugs and other risks in internet comments posting services, take remedial measures and submit a report to the relevant competent authorities; and
●	set up a reviewing and editing team and improve the professionalism of editors.

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

We are subject to the laws and regulations relating to information security and censorship. To comply with these laws and regulations, we have completed the mandatory security filing procedures with the local public security authorities, and regularly updates its information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations. Although instances in the past have suggested that our information security and content-filtering systems may not be compliant with relevant laws and regulations in all respects, we strive to improve our systems by continuously implementing additional protective and examining measures to reduce the risk of cyber-incidents and to detect improper or illegal contents. See "Item 3. Key Information-D. Risk factors-Risks related to our business-System failure, interruptions and downtime, including those caused by cyber-attacks or security breaches, can result in user dissatisfaction, adverse publicity or leakage of confidential information of our users and customers, and our business, financial condition, results of operations may be materially and adversely affected.”

Regulation on torts

The Tort Law was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010. In May 2020, the NPC promulgated the Civil Code of the People's Republic of China, which became effective on January 1, 2021 and replaced the Tort Law. Under Civil Code of the People's Republic of China, internet users and internet service providers shall bear tortious liability in the event they infringe upon other people’s civil rights and interests through the internet. Where an internet user is infringing upon the civil rights or interests of another person via internet, the injured party shall have the right to demand the relevant internet service provider to take necessary measures such as deleting the infringing content, etc. by serving the internet service provider a notice. Where the internet service provider fails to take any necessary measures, it shall be jointly and severally liable with the internet user for any additional injury or damage incurred thereafter. Under the circumstance that the internet service provider is aware that an internet user is infringing upon the civil rights or interests of another person and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

Regulation on intellectual property rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright law

Under the Copyright Law (1990), as revised in 2001, 2010 and 2020, and its related Implementing Regulations (2002), as revised in 2013, creators of protected works enjoy personal and property rights, including, among others, the right of dissemination via information network of the works. The term of a copyright, other than the rights of authorship, alteration and integrity of an author which shall be unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

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

Pursuant to the Regulation on Protection of the Right of Communication through Information Network (2006), as amended in 2013, an ICP service provider may be exempted from indemnification liabilities under certain circumstances:

●	any ICP service provider, who provides automatic internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users, will not be required to assume the indemnification liabilities if (i) it has not chosen or altered the transmitted works, performance and audio-visual products; and (ii) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.
●	any ICP service provider who, for the sake of improving network transmission efficiency, automatically provides to its own users, based on the technical arrangement, the relevant works, performances and audio-visual products obtained from any other ICP service providers will not be required to assume the indemnification liabilities if (i) it has not altered any of the works, performance or audiovisual products that are automatically stored; (ii) it has not affected such original ICP service provider in grasping the circumstances where the users obtain the relevant works, performance and audio-visual products; and (iii) when the original ICP service provider revises, deletes or shields the works, performance and audio-visual products, it will automatically revise, delete or shield the same based on the technical arrangement.
●	any ICP service provider, who provides its users with information memory space for such users to provide the works, performance and audio-visual products to the general public via the information network, will not be required to assume the indemnification liabilities if (i) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (ii) it has not altered the works, performance and audio-visual products that are provided by the users; (iii) it is not aware of or has no reason to know the infringement of the works, performance and audio-visual products provided by the users; (iv) it has not directly derived any economic benefit from the provision of the works, performance and audio-visual products by its users; and (v) after receiving a notice from the right holder, it has deleted such works, performance and audio-visual products as alleged for infringement pursuant to such regulation.

●	any ICP service provider, who provides its users with search services or links, will not be required to assume the indemnification liabilities if, after receiving a notice from the rights holder, it has deleted the works, performance and audio-visual products as alleged for copyright infringement pursuant to this regulation. However, the ICP service provider shall be subject to joint liabilities for copyright infringement if it is aware of or has reason to know the infringement of the works, performance and audio-visual products to which it provides links.

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

Patent law

The NPC adopted the Patent Law in 1984, and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The State Intellectual Property Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. As of December 31, 2020, we had 94 registered patents in the PRC and 522 patent applications were being examined by the State Intellectual Property Office of the PRC.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 2013 and 2019 and its implementation rules. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2020, we had applied for registration of 944 trademarks, of which 507 had been successfully registered in different applicable trademark categories, including one trademark registered with World Intellectual Property Organization.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017 and effective on November 11, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On June 18, 2019, CNNIC issued the Implementing Rules of National Top-Level Domain Names Registration, Pursuant to the Administrative Measures on the Internet Domain Names and the Implementing Rules of National Top-Level Domain Names Registration, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure. We have registered www.xunlei.com and other domain names.

Regulation on tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the NPC enacted a new PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and last revised on December 2018. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, the EIT Law and its implementation rules permit qualified high and new technology enterprises, or HNTEs, to enjoy a reduced enterprise income tax rate of 15%.

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

In April 2020, the Ministry of Finance, the State Taxation Administration and the National Development and Reform Commission issued the Announcement on Continuing the Enterprise Income Tax Policies for the Large-Scale Development of Western China, which became effective on January 1, 2021, allowing enterprises operated in an encouraged industry that is established in western China to pay the enterprise income tax at a reduced rate of 15% from January 1, 2021 to December 31, 2030.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly owned subsidiary in China and Shenzhen Xunlei, our variable interest entity in China and its shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment to the tax liability of Shenzhen Xunlei, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

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

Regulation on foreign exchange control and administration

Foreign exchange regulation in the PRC is primarily governed by the following regulations:

●	Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008 respectively; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules promulgated by the People’s Bank of The PRC on June 20, 1996.

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

We launched the LinkToken business in 2017 and disposed of such business to an independent third party in April 2019. We do not believe that we engaged in token fundraising activities by virtue of carrying out LinkToken operations prior to our disposal of such operations, nor do we believe that we would have been deemed to be a token trading platform, which is operated under a completely different business model. To date, no governmental financial regulators have imposed any administrative penalties against us relating to LinkTokens on the basis that we engaged in token fundraising activities. In April 2020, we launched our own reward program, which allows users to contribute their idle bandwidth capacity in exchange for a small amount of cash rewards. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information on LinkToken and “Item 3. Key Information—D. Risk Factors—Regulatory uncertainties exist with respect to our previous LinkToken operations, which may have a material adverse effect on our business and results of operations” for regulatory uncertainties and risks relating to our previous LinkToken operations.

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

On October 24, 2019, the Political Bureau of the CPC Central Committee carried out the 18th collective learning on the current situation and trend of blockchain technology development, and President Xi Jinping emphasized that the integrated application of blockchain technology played an important role in new technological innovation and industrial transformation in China.

C.          Organizational Structure

The following diagram illustrates our corporate structure, including our variable interest entity and our principal subsidiaries and principal subsidiaries of our variable interest entity, as of the date of this annual report on Form 20-F:

Xunlei Limited
(Cayman Islands)
100%
100%
HK Onething Technologies Limited (HK)
Xunlei Network Technologies Limited (BVI)
49%(3)
100%
Onething Co., Ltd. (Thailand)
100%
Xunlei Network Technologies Limited (HK)
Offshore
Onshore
100%
Giganology (Shenzhen) Ltd.
Shenzhen Xunlei Networking Technologies Co., Ltd. (1)
Xunlei Computer (Shenzhen) Co., Ltd.
100%
100%
100%
100%
70%
Beijing Onething Technologies Co., Ltd.
Shenzhen Xunlei Wangwenhua Co., Ltd.
Shenzhen Zhuolian Software Co., Ltd.
Shenzhen Onething Technologies Co. Ltd.
Xunlei Games Development (Shenzhen) Co., Ltd. (2)
100%
80%
100%
100%
Beijing Xunjing Technology Co., Ltd.
Henan Tourism Information Co., Ltd.
Shenzhen Crystal Interactive Technologies Co., Ltd.
Xi'an Onething Blockchain Technology Co., Ltd.
Direct ownership
Contractual arrangements

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

In the opinion of King & Wood Mallesons, our PRC legal counsel:

●	the ownership structures of our variable interest entity and our subsidiaries in China comply all applicable PRC Laws and regulations currently in effect; and
●	the contractual arrangements among Giganology Shenzhen, our PRC subsidiary, Shenzhen Xunlei and its shareholders governed by PRC law are valid, binding and enforceable in accordance with the contractual arrangements’ terms, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.           Property, Plant and Equipment

Our principal executive offices are located at 21-23/F Block B, Building No.12, No.18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, the People’s Republic of China, which comprises approximately 7,575 square meters of office space. In addition to other offices in Shenzhen, we also have offices in Beijing, totaling approximately 9,510 square meters. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. The lease for our principal executive offices will expire in December 2021, and the other leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed upon expiration. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans. In addition, we expect to complete the construction of our headquarters building by the end of 2021 or early 2022 and relocate our principal executive offices to the new building afterwards.

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

We provide users with quick and easy access to digital media content on the internet through two core products and services, available to users for free and for a subscription fee, respectively. Our acceleration products and services include Xunlei Accelerator and our cloud acceleration-based subscription services (delivered through our product, Green Channel). Benefitting from the large user base accumulated by our core product, Xunlei Accelerator, we have further developed cloud computing services and various other value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added products and services primarily include our live streaming services and online game services. In July 2015, we completed the divesture of our entire stake in our online video streaming platform, Xunlei Kankan, to Beijing Nesound International Media Corp., Ltd., an independent third party.

We generate revenues primarily through the following services:

●	Service revenue. We generate revenue from various services we offer to users and clients. The services we offer primarily include acceleration subscription services, online advertising services and other internet value-added services.
●	Subscription services. We provide cloud acceleration subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed to 45.1% of our revenue in 2020. Subscription fees are time-based and are primarily collected up-front from subscribers on a monthly or yearly basis.
●	Online advertising services (including mobile advertising). We provide marketing opportunities on our PC websites and mobile platform to advertisers. In May 2020, we have outsourced our advertising business to a subsidiary of Itui, our largest shareholder. Online advertising revenues contributed to 7.1% of our revenue in 2020. The revenues are derived principally from various forms of advertisements that were placed on our mobile platform.
●	Cloud computing and other internet value-added services. Other internet value-added services primarily include live streaming services and online game services. Revenues from cloud computing and other internet value-added services accounted for 47.0% of our total revenue in 2020.

●	Product revenue. We sell hardware devices mainly related to our cloud computing services, such as OneThing Cloud. Product revenue contributed 0.8% of our revenue in 2020.

Our revenues decreased from US$232.1 million in 2018 to US$181.3 million in 2019 and increased to US$186.7 million in 2020. We had a net loss attributable to Xunlei Limited of US$39.3 million, US$53.2 million and US$13.8 million in 2018, 2019 and 2020, respectively. Xunlei Kankan and web game business are accounted for as discontinued operations due to the sale of those two businesses and our consolidated statements of comprehensive income/(loss) in this annual report separately classify the discontinued operations from our remaining business operations for all years presented. Since 2019, we have started to operate web game business again under a different business model by cooperating with third parties. Revenues from web game business have been included in the continuing operations.

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

We have also launched our cloud computing project to allocate idle uplink capacity to internet content providers and other internet users in need. We gather idle uplink capacity from internet users who have bought and connected our proprietary ZQB and OneThing Cloud devices to their network router. ZQB and OneThing Cloud devices can allocate those users’ idle computing resources to us for our further allocation to internet content providers and other internet users. We pay users of our ZQB device for the use of their idle computing resources. Users of our OneThing Cloud can also receive a small amount of cash by participating in our own cash reward program, which allows us to crowdsource their idle computing resources. The computing resources gathered from ZQB and OneThing Cloud devices are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowdsourced capacities for our own business from time to time, reducing our purchase of bandwidth from traditional third-party carriers.

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

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Continuing operations
Subscriptions	81,877	35.3	81,532	45.0	84,299	45.1
Online advertising	27,781	12.0	15,643	8.6	13,206	7.1
Product revenue	54,604	23.5	8,269	4.6	1,412	0.8
Cloud computing and other internet value-added services	67,870	29.2	75,823	41.8	87,766	47.0
Total	232,132	100.0	181,267	100.0	186,683	100.0

Subscriptions. We introduced our cloud acceleration subscription services in March 2009. We generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a time-based subscription fee. The standard subscription fee is RMB10 (US$1.4) per month or RMB99 (US$14.3) per year, and we also offer premium subscription packages with prices at RMB15 (US$2.2) per month or RMB149 (US$21.6) per year or RMB30 (US$4.3) per month or RMB288 (US$41.7) per year to cater to subscribers’ different demand for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Our subscription revenues, as a percentage of our revenues, increased from 35.3% in 2018 to 45.0% in 2019 and further increased to 45.1% in 2020.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We may maintain our subscriber base in the future by expanding our offering of fee-based services, but important factors outside of our control, such as the PRC government’s regulation and censorship of information disseminated over the internet, may have a material adverse impact on our cloud acceleration services, which in turn may have an adverse effect on the number of our subscribers and on our revenues and results of operations. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the strict standards set out by the authorities. We deleted millions of cached files, added thousands of keywords to our automatic keyword filtration system and permitted temporary suspension of services by approximately 175,000 existing subscribers as of the end of 2020. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.” In the future, there may be other laws and regulations that lead to further voluntary or forced removal of content or other measures to ensure compliance with standards set out by relevant regulatory authorities, which may further reduce our subscriber base. To date, we have not been able to quantify the magnitude and extent of such impact.

Online advertising. Our online advertising revenues are derived from various forms of advertisements that were placed on our PC websites and mobile platform. A significant majority of our advertisers purchase our online advertising services through third-party advertising agencies. As it is customary in the advertising industry in China, we pay rebates to third-party advertising agencies and recognize revenues net of these rebates.

The revenues from our mobile advertising decreased from US$15.3 million in 2019 to US$13.2 million in 2020, accounting for 98.1% and 99.9% of the online advertising revenues in 2019 and 2020, respectively. We expect the revenues from mobile advertising will account for the majority of our advertising revenues in the future with our on-going transition to mobile internet. We do not expect to generate a significant amount of other advertising revenues in the foreseeable future. In May 2020, we outsourced our advertising business to Itui, our related party. See “Item 4. Information on the Company—B. Business Overview—Our platform—Advertising services.”

Product revenue. Product revenue represents the revenue we generate primarily from the sales of hardware devices and OneThing Cloud, in relation to our cloud computing services. The product revenue decreased from US$8.3 million in 2019 to US$1.4 million in 2020, primarily because we were gradually phasing out the sales of this product while exploring alternative ways for developing distributed cloud computing nodes.

Cloud computing and other internet value-added services. We actively seek new business opportunities that complement our existing core acceleration business to further improve our users’ overall experience. Revenues from cloud computing and other internet value-added services increased from US$67.9 million in 2018 to US$75.8 million in 2019 and further to US$87.8 million in 2020.

Revenues of cloud computing and other internet value-added services were generated primarily from our live streaming services, online game services and our cloud computing services. For live streaming services, users purchase virtual gifts from us and send the gifts they purchase to broadcasters to show their support. We recognized revenue from the sales of virtual gifts in an amount of US$20.9 million in 2020. Our online games business used to consist of web games, mobile games and PC-based MMOGs. In light of the overall decline in web game market and a shift of our strategy, we streamlined our business and disposed of our web game business in January 2018 and discontinued our PC-based MMOGs business in July 2018. In 2019, we started to operate web game business again under a business model different from our previous web game business. For cloud computing services, we recognize revenue when we provide bandwidth to our customers. We started to generate revenue from cloud computing services in 2015 and the revenue for the year ended December 31, 2020 increased by 51.4% on a year-over-year basis primarily due to an increased demand for your shared computing service. We expect the revenue from cloud computing and other internet value-added services to increase in the future.

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

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Continuing operations
Bandwidth costs	48,118	20.7	57,093	31.5	62,384	33.4
Cost of inventories sold	31,634	13.6	7,181	4.0	1,660	0.9
Cost of live streaming services	23,928	10.3	20,734	11.4	15,640	8.4
Depreciation of servers and other equipment	5,018	2.2	5,198	2.9	6,247	3.3
Payment handling charges	3,016	1.3	1,658	0.9	1,459	0.8
Other costs	3,953	1.7	8,049	4.4	5,247	2.8
Total	115,667	49.8	99,913	55.1	92,637	49.6

Bandwidth costs. Bandwidth costs consist of the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers and the fees we compensate users of our ZQB and OneThing Cloud devices for the use of their idle uplink capacity. Bandwidth is a significant component of our cost of revenues. We expect our bandwidth costs to increase, but we expect the rate of increase or the costs as a percentage of revenues would decline as we expect to reply more on crowdsourced bandwidth and further diversify our procurement sources.

For details on our cloud computing services, see “Item 4. Information on the Company—B. Business Overview.”

Cost of inventories sold. Cost of inventories sold mainly consists of the cost associated with the sale of hardware devices including OneThing Cloud, in relation to our cloud computing services.

Cost of live streaming services. Cost of live streaming services mainly represents the fees we pay to broadcasters and the talent agencies. We expect such cost to remain relatively stable in the near future.

Depreciation of servers and other equipment. Depreciation expenses for servers and other equipment that are directly related to our business operations and technical support are included in our cost of revenues. We expect our depreciation expenses as a percentage of revenues to decrease as our total revenues are expected to increase, which is also consistent with the industry trend.

Payment handling charges. Payment handling charges are the fees we pay to payment channels for cloud acceleration subscription services, online games and other paid services. Users can make payments for such services through third-party online, fixed phone line and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers used to make subscription payments through mobile phones. However, as mobile carriers generally charge higher handling fees than other channels, we have modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling charges as a percentage of revenues to decrease as we continue to optimize our channels for the collection of subscription fee.

Other costs. Other costs mainly include fast bird service cost, which we pay to telecommunication service providers for accelerating service we provide for our subscribers’ internet access, impairment cost, which arises from our write-down of inventory based on our assessment.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) asset impairment loss, net of recoveries. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Research and development expenses	76,763	33.1	68,571	37.8	55,463	29.7
Sales and marketing expenses	35,322	15.2	31,820	17.6	18,064	9.7
General and administrative expenses	40,833	17.6	38,930	21.5	33,910	18.2
Asset impairment loss, net of recoveries	6,348	2.7	(2,147)	(1.2)	5,090	2.7
Total	159,266	68.6	137,174	75.7	112,527	60.3

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Expenditures incurred during the research phase are expensed as incurred. Expenditures incurred for the development of the acceleration products prior to the establishment of technological feasibility are expensed when incurred. We expect our research and development expenses to increase in the future as we need to retain talents to develop new products and improve existing products, particularly our cloud computing services, blockchain technology, and our mobile products.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the future as we expect to invest in brand enhancement efforts and the promotion of our products and services, particularly as we plan to increase our efforts in promoting our cloud computing services, blockchain technology, Mobile Xunlei and new products under development.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits, professional service fees and other administrative expenses. We expect our general and administrative expenses to increase in the future as we expect our business to continue to grow and as a result of general inflation.

Asset impairment loss, net of recoveries. Asset impairment loss, net of recoveries consists of assets written-offs after impairment and recoverability assessment, net of recovered amount of impaired assets. The asset impairment in 2020 represents a one-time write-off of certain receivables and prepayments in relation to our cloud computing business.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

China

Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

In April 2009, the State Administration for Taxation, or SAT, issued a circular, which provides that an enterprise that is qualified as the High and New Technology Enterprise, or HNTE, is entitled to apply with the relevant tax authorities to enjoy the reduced enterprise income tax rate of 15%. In January 2016, relevant PRC government authorities further issued qualification criteria, application procedures and assessment processes for the qualification of HNTE. Each of Shenzhen Xunlei, Shenzhen Wangwenhua and Xunlei Computer currently possesses such HNTE certificate. As a result, these three entities are qualified to enjoy a preferential tax rate of 15% for the year ended December 31, 2020. The HNTE certificate possessed by Shenzhen Xunlei and Shenzhen Wangwenhua will expire in December 2023 and the HNTE certificate possessed by Xunlei Computer will expire in 2021. We plan to renew the HNTE certificate held by Xunlei Computer in 2021.

Pursuant to the Notice of the Ministry of Finance and the State Administration of Taxation on the Preferential Corporate Income Tax Policy and Catalogues for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, enterprises established in, among others, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone and engaging in businesses that fall within encouraged categories are eligible for a preferential enterprise income tax rate of 15%. Shenzhen Onething is eligible for such preferential enterprise income tax rate. We have completed the required filing procedures for Shenzhen Onething in 2020, and thus Shenzhen Onething enjoyed the preferential enterprise income tax rate of 15% in 2020.

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

Moreover, an announcement issued by the State Administration of Taxation in April 23, 2020 provides that enterprises located in the western provinces and engaged in the qualified industrial activities are entitled to a preferential enterprise income tax rate of 15% upon filing with the in-charge taxation authorities. Our subsidiary, Jiangxi Node Technology Services Co. Ltd., or Jiangxi Node, is eligible for such tax incentive and is in the process of completing the relevant filings. Upon the completion of relevant filings, Jiangxi Node will be entitled to enjoy a preferential enterprise income tax rate of 15% for the next ten years ended December 31, 2030, starting from January 1, 2021.

According to the EIT Law and its implementation rules, foreign enterprises, which have no commercial presence in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC, are subject to a 10% PRC withholding tax, or WHT (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2019 and December 31, 2020, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such WHT is required.

In addition, the current EIT Law treats enterprises established outside the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. If a company is considered as a PRC resident enterprise for tax purposes, it would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income after January 1, 2008. As of December 31, 2020, our company has not accrued for PRC tax on such basis. Our company will continue to monitor its tax status.

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

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Net revenues
Service revenue	177,528	76.5	172,998	95.4	185,271	99.2
Product revenue	54,604	23.5	8,269	4.6	1,412	0.8
Total revenue, net of rebates and discounts	232,132	100.0	181,267	100.0	186,683	100.0
Business taxes and surcharge	(1,528)	(0.7)	(602)	(0.3)	(312)	(0.2)
Total net revenues	230,604	99.3	180,665	99.7	186,371	99.8
Cost of revenues
Service	(84,033)	(36.2)	(92,732)	(51.1)	(90,977)	(48.7)
Product	(31,634)	(13.6)	(7,181)	(4.0)	(1,660)	(0.9)
Total cost of revenues	(115,667)	(49.8)	(99,913)	(55.1)	(92,637)	(49.6)
Gross profit	114,937	49.5	80,752	44.6	93,734	50.2
Operating expenses
Research and development expenses	(76,763)	(33.1)	(68,571)	(37.8)	(55,463)	(29.7)
Sales and marketing expenses	(35,322)	(15.2)	(31,820)	(17.6)	(18,064)	(9.7)
General and administrative expenses	(40,833)	(17.6)	(38,930)	(21.5)	(33,910)	(18.2)
Asset impairment loss, net of recoveries	(6,348)	(2.7)	2,147	1.2	(5,090)	(2.7)
Total operating expenses	(159,266)	(68.6)	(137,174)	(75.7)	(112,527)	(60.3)
Operating loss	(44,329)	(19.1)	(56,422)	(31.1)	(18,793)	(10.1)
Interest income	1,183	0.5	1,897	1.1	1,471	0.8
Interest expense	(239)	(0.1)	(75)	(0.0)	(406)	(0.2)
Other income, net	2,810	1.2	5,861	3.2	4,737	2.5
Share of loss from equity investees	(307)	(0.1)	—	—	—	—
Loss from continuing operations before income tax	(40,882)	(17.6)	(48,739)	(26.8)	(12,991)	(7.0)
Income tax benefit	89	—	(4,676)	(2.6)	(1,149)	(0.6)
Net loss from continuing operations	(40,793)	(17.6)	(53,415)	(29.4)	(14,140)	(7.6)
Discontinued operations:
Income from discontinued operations before income taxes	1,533	0.7	—	—	—	—
Income tax expenses	(230)	(0.1)	—	—	—	—
Net income from discontinued operations	1,303	0.6	—	—	—	—
Net loss for the year	(39,490)	(17.0)	(53,415)	(29.4)	(14,140)	(7.6)
Less: Net profit attributable to the non-controlling interest	212	0.1	246	0.1	300	0.2
Net loss attributable to Xunlei Limited	(39,278)	(16.9)	(53,169)	(29.3)	(13,840)	(7.4)

Year ended December 31, 2020 compared with year ended December 31, 2019.

Revenues. Our revenues increased by 3.0% from US$181.3 million in 2019 to US$186.7 million in 2020, primarily due to the increases of revenues from cloud computing services and subscription service.

Service revenue. Our service revenue increased by 7.1% from US$173.0 million in 2019 to US$185.3 million in 2020, primarily due to the increase of revenues from our cloud computing services and subscription service.

●	Our revenue from subscription services increased by 3.4% from US$81.5 million in 2019 to US$84.3 million in 2020, primarily due to an increase in average revenue per user.
●	Our online advertising revenues decreased by 15.6% from US$15.6 million in 2019 to US$13.2 million in 2020, primarily due to a decreased demand for our mobile advertising services.
●	Revenues derived from cloud computing and other internet value-added services increased by 15.8% from US$75.8 million in 2019 to US$87.7 million in 2020, primarily due to an increased demand for our shared cloud computing services.

Product revenue. Our product revenue decreased by 82.9% from US$8.3 million in 2019 to US$1.4 million in 2020, primarily due to a decrease in sales of OneThing Cloud as a result of a decreased demand of OneThing Cloud from users.

Cost of revenues. Our cost of revenues decreased by 7.3% from US$99.9 million in 2019 to US$92.6 million in 2020, primarily attributable to a decline in sales of our cloud computing hardware products and revenue-sharing costs for our live streaming products.

Bandwidth costs. Our bandwidth costs increased by 9.3% from US$57.1 million in 2019 to US$62.4 million in 2020, primarily due to the increased sales of our cloud computing services.

Cost of inventories sold. Our cost of inventories sold decreased by 76.9% from US$7.2 million in 2019 to US$1.7 million in 2020, primarily due to a decrease in sales of OneThing Cloud products.

Cost of live streaming. Our cost of live streaming services decreased by 24.6% from US$20.7 million in 2019 to US$15.6 million in 2020, primarily due to a decline in revenue-sharing costs as a result of a decrease of our live-streaming services.

Depreciation of servers and other equipment. Depreciation of servers and other equipment increased by 20.2% from US$5.2 million in 2019 to US$6.2 million in 2020, primarily due to an increase in depreciation of our shared cloud computing servers that we installed to our newly established distributed edge computing node centers across China in 2020.

Payment handling charges. Our payment handling charges decreased by 12.0% from US$1.7 million in 2019 to US$1.5 million in 2020, primarily because we cooperated with more third-party payment service providers that charged lower service fees.

Other costs. These costs decreased by 34.8% from US$8.0 million in 2019 to US$5.2 million in 2020, primarily due to less write-down of our inventory for OneThing Cloud hardware device compared with that of 2019. In addition, we did not incur LinkToken mall redemption cost in 2020 but incurred such cost in 2019.

Gross profit. As a result of the above, our gross profit increased by 16.1% from US$80.8 million in 2019 to US$93.7 million in 2020.

Gross profit margin increased from 44.5% in 2019 to US$50.2 million in 2020, primarily due to the increases of revenue from cloud computing and subscription service, both of which had improved gross margin.

Operating expenses. Our operating expenses decreased by 18.0% from US$137.2 million in 2019 to US$112.5 million in 2020, primarily due to (i) decreased office lease expenses as a result of an early termination of certain office sites in an effort to streamline our operations; (ii) a decrease in labor cost as a result of optimization of organizational structure, benefits and compensation, and (iii) a decreased number of marketing and promotional activities as we prudently monitored the return on investment of our marketing campaigns.

Research and development expenses. Our research and development expenses decreased by 19.1% from US$68.6 million in 2019 to US$55.5 million in 2020, primarily due to the optimization of organizational structure, employee benefits and compensation.

Sales and marketing expenses. Our sales and marketing expenses decreased by 43.2% from US$31.8 million in 2019 to US$18.1 million in 2020, primarily due to fewer marketing and promotional activities and the optimization of organizational structure, benefits and compensation.

General and administrative expenses. Our general and administrative expenses decreased by 12.9% from US$38.9 million in 2019 to US$33.9 million in 2020, primarily due to decreased rental expenses as a result of consolidation of offices, decreased legal and professional fees and the optimization of organizational structure.

Asset impairment loss, net of recoveries. We recorded a credit balance of US$5.1 million in 2020, compared to US$2.1 million in 2019, the increase was primarily due to a one-time write-off of certain receivables and prepayments in relation to our cloud computing business during the year.

Interest income. Our interest income decreased by 22.5% from US$1.9 million in 2019 to US$1.5 million in 2020, primarily due to a decrease of time deposits in our bank account.

Interest expense. Our interest expense increased from US$0.1 million in 2019 to US$0.4 million in 2020, primarily because increased interest was accrued for the long-term payables to certain shareholders arising from the repurchase of shares in 2014.

Other income, net. Our other income decreased by 19.2% from US$5.9 million in 2019 to US$4.7 million in 2020, primarily because we recorded a gain of US$6.6 million in 2019 for the disposal of LinkToken related assets and liabilities and we did not have such gain in 2020. Other reasons for the decrease were primarily attributable to impairment of long-term investments recognized in 2019 while we did not have such impairment of long-term investments in 2020.

Income tax expense. Our income tax expense decreased from US$4.7 million in 2019 to US$1.1 million in 2020 primarily because we had a write-down of Shenzhen Xunlei’s deferred tax assets in 2019 but did not have such write-down of deferred tax assets in 2020.

Net loss from continuing operations. As a result of the above, our net loss decreased from US$53.4 million in 2019 to US$14.1 million in 2020.

Net loss attributable to Xunlei Limited. As a result of the above, we generated a net loss attributable to Xunlei Limited of US$53.2 million in 2019 and of US$13.8 million in 2020.

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

●	Our revenue from subscription services decreased by 0.4% from US$81.9 million in 2018 to US$81.5 million in 2019, primarily due to a decline in average revenue per subscriber.
●	Our online advertising revenues decreased by 43.7% from US$27.8 million in 2018 to US$15.6 million in 2019, primarily due to a decreased demand for our online advertising services mainly by the mobile gaming industry in 2019.
●	Revenues derived from cloud computing and other internet value-added services increased by 11.7% from US$67.9 million in 2018 to US$75.8 million in 2019, primarily due to an increase in demand for our shared cloud computing service.

Product revenue. Our product revenue decreased by 84.9% from US$54.6 million in 2018 to US$8.3 million in 2019, primarily due to a decrease in sales of OneThing Cloud product as we gradually phased out promotional activities for the OneThing Cloud and a decreased demand for OneThing Cloud from individual users.

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

Cost of inventories sold. Our cost of inventories sold decreased by 77.3% from US$31.6 million in 2018 to US$7.2 million in 2019, primarily due to a decrease in sale of OneThing Cloud as we gradually phased out promotional activities for the OneThing Cloud product and a decreased demand for the OneThing Cloud from individual users.

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

Operating expenses. Our operating expenses decreased by 13.9% from US$159.3 million in 2018 to US$137.2 million in 2019, primarily due to (i) a decrease in technical services fee we incurred arising from collecting idle bandwidth from individual users due to the improvement of own technology and the increased bandwidth capacity we collected from Onething Cloud users, (ii) a decrease in labor cost as a result of our optimization of organizational structure, benefits and compensation, and (iii) a decreased number of marketing and promotional activities as we gradually phased out our promotion activities for Onething Cloud hardware.

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

Asset impairment loss, net of recoveries. We recorded a credit balance of US$2.1 million in 2019, compared to an asset impairment loss of US$6.3 million in 2018. The balance in 2019 represented a net recovery of the last installment of Xunlei Kankan purchase price which we impaired in 2017. The balance in 2018 represented receivables that were written-off after impairment and recoverability assessment, net of recovered amount of impaired assets.

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

Income tax benefit. We recorded an income tax expense of US$4.7 million in 2019, as compared to an income tax benefit of US$0.1 million in 2018. We recorded an income tax expense in 2019 primarily due to a write-down of Shenzhen Xunlei’s deferred tax assets of US$7.4 million after our assessment based on a five-year profit forecast.

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

Inflation

To date, inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 2.1%, 4.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected if China experiences higher rates of inflation in the future.

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

Revenue recognition

Subscription revenues

We operate a VIP subscription program where VIP subscribers can have access to high speed online acceleration services, online streaming and other access privileges. The subscription fee is time-based and is collected up-front from subscribers. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contracts. The receipt of subscription fees is initially recorded as contract liabilities. We satisfy our various performance obligations by providing services throughout the subscription period and revenue is recognized ratably over the period of subscription as services are rendered. Unrecognized portion fee beyond 12 months from balance sheet date is classified as a long-term liability. We evaluated the principal versus agent criteria and determined that we are the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, we assess whether it maintains the principal relationship with the VIP subscribers, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, fixed phone line and mobile payment channels (“Payment handling charges”) are recorded as the cost of revenues in the same period as the revenue for the subscription fee is recognized.

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

Where our customers purchase multiple advertising spaces with different display periods in the same contract, we allocate the total consideration to the various advertising elements based on their relative fair values and recognize revenues for the different elements over their respective display periods. We determine the fair values of different advertising elements based on the prices charged when these elements were sold on a standalone basis. We recognize revenues on the elements delivered and defer the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the contract period, revenues are recognized on a straight-line basis over the contract period.

(a)  Transactions with third-party advertising agencies

For contracts entered into with third-party advertising agencies, the third-party advertising agencies will in turn sell the advertising services to advertisers. Revenues are recognized ratably over the contract period of display.

We provide sales incentives in the forms of discounts and rebates to third-party advertising agencies based on purchase amount. As the advertising agencies are viewed as the customers in these transactions, revenues are recognized based on the price charged to the agencies, net of sales incentives provided to the agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

(b)   Transactions with advertisers

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

We estimated and recorded sales rebates provided to the agencies and advertisers of US$394,000 for the year ended December 31, 2018, and nil for the years ended December 31, 2019 and 2020, respectively.

(c)   Transactions with advertising platforms

We also cooperate with advertising platforms such as Guangdiantong and Baidu, of which, the advertising platforms are responsible for matching the requirements of advertisers or advertising agencies and dispatching the advertising content to our platforms by certain analysis systematically. As the advertising platforms are viewed as customers in these transactions, revenue is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

In May 2020, we entered into a user traffic monetization agreement with Beijing Itui Technology Co., Ltd. (“Beijing Itui”), a company controlled by the Company’s principal shareholder. Since May 2020, Beijing Itui has been handling all of our advertising resources, including matching the requirements of advertisers and dispatching the advertising content to our platforms. Beijing Itui is viewed as the customer and revenue is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

Live streaming revenue

We operate a live streaming platform where users can access the platform, view the live streaming content provided by our performers, and purchase virtual gifts which they can grant to performers in the live streaming platform to show support for their favorite performers. We are the principal in the provision of the live streaming content and experience, which is considered as the performance obligation of us. We recognized revenue from sales of virtual gifts to the viewers when the relevant virtual gifts are presented to the performers or over the duration of stated period of the time-based item. We do not have further obligations to the viewers after the virtual gifts are consumed immediately or after the stated period for time-based items. although we will continue to provide the live streaming content to the viewers in order to continue to generate more sales of virtual gifts.

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

Prior to April 1, 2019, the bandwidth shared by the users in exchange for LinkTokens was an identifiable benefit which we could reasonably estimate its fair value. The benefit that we received from user’s contribution of bandwidth was independent from OneThing Cloud that we sold to users.

In April 2019, we transferred the operation of LinkTokens, including the issuance and redemption obligation of LinkTokens, as well as the LinkTokens Mall to a third party, Beijing LinkChain Co., Ltd. (“Beijing LinkChain”). Upon completion of the transfer, users could continue to share their idle bandwidth with us in exchange for the LinkTokens issued by Hainan LinkChain Networking Technology Co., Ltd. (“Hainan LinkChain”), a wholly owned subsidiary of Beijing LinkChain. In addition, we were obligated to pay to Hainan LinkChain a pre-determined amount per active user of OneThing Cloud who shared their idle bandwidth with us. This arrangement expired in April 2020.

We primarily sold OneThing Cloud to individuals through online e-commerce platforms before 2019 and to corporate customers starting from 2019, and the performance obligation is satisfied when the item is dispatched to the end customers.

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

(b)  Online game revenues

Since 2018, we discontinued its web game business and started to operate web game business again under a co-operation model with third party games operators in 2019.

Web games – cooperating with third parties

We enter into a series of technical cooperation agreements with third party online game operators. Users access to our platform and purchase in-game virtual items which can then be used in games provided by the third-party online game operators. We provide the third-party online game operators with a portal which the online game operators can host the online games. We charge the online game operators based on a pre-determined portion of proceeds earned from paying users pursuant to the revenue sharing arrangements for the provision of portal and payment collection service to the online game operators. The third-party online game operators are the principal in the provision of games to users and we provide the relevant platform to the game operators, therefore, the game operators are viewed as the customers in these transactions.

The service fees receivable from the third-party online game operators are variable, which are contingent upon future events (future cash proceeds paid by game players), and are recognized when the contingency is met provided that collectability is reasonably assured.

Share-based Compensation

We awarded a number of share-based compensation options to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 20 to our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020.

We measure share-based compensation at the grant date based on the fair value of the award determined using the Black Scholes option pricing model. As we have granted share options and restricted shares with service only condition, we elected to recognize compensation costs net of estimated forfeitures on a straight-line basis over the requisite service period, which is generally the same as the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

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

Impairment of Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

Starting in 2020, we adopted the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (the “Update”). To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. It is more likely that, by adopting simplified measurement which eliminates the Step 2 from goodwill impairment test, an entity with the triggering event for goodwill impairment will recognize more goodwill impairment than it would do under the old model.

Our goodwill was attributable to the Company as a whole. The impairment test for goodwill determines the fair value of the reporting unit, the Company as a whole, and compares it to the carrying value of the assets and liabilities, including goodwill, of the reporting unit. The fair value of the Company was estimated by management using the discounted cash flow model derived from the long-term (five-year) cash flow projections, which included significant judgements and assumptions relating to revenue forecast and operating margins, discount rate of 18.2% that reflects market assessments of the time value and the specific risks relating to the Company, and cash flows beyond the five-year period are extrapolated using a terminal growth rate of 2%.

No goodwill impairment losses were recognized for the year ended December 31, 2018, 2019 and 2020 based on the impairment test performed by us.

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

Management has evaluated the contractual arrangements among (Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that (Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in “Certain risk and concentration” in Note 29 to our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020. Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by our company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of our company. Non-controlling interests in the results of our company is presented on the face of the consolidated statements of comprehensive income as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of our company.

Allowance for expected credit losses

Effective on January 1, 2020, we adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326) under a modified retrospective transition, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost with the cumulative-effect adjustment recognized to the opening balance of accumulated deficit of the Group as of January 1, 2020. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, referred to as a current expected credit losses (“CECL”) methodology, which will result in more timely recognition of credit losses. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses. Our accounts receivable, due from related parties, other current assets (including other receivables) and other long-term non-current assets (including other long-term receivables) are within the scope of ASC Topic 326.

We assessed the credit loss for accounts receivable with similar risk characteristics on a pool basis. The credit loss assessment for each pool was mainly based on past collection experience, consideration of current and future economic conditions and changes in our collection trends.

The allowances provided for accounts receivable was US$7.6 million as of December 31, 2019 and US$9.3 million as of December 31, 2020.

Taxation and Uncertain Tax Positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgments and estimates. Based on management’s estimated future taxable income management concluded that it is more likely than not that the net operating losses carried forward can be utilized prior to their respective expiration dates.

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

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. In regard to legal cost, we recorded such costs as incurred.

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

We are involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement and routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in our business practices, which could impact our future financial results. We have incurred US$4.7 million, US$2.0 million and US$1.2 million legal and litigation related expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

As of the date of this annual report, we have 16 lawsuits pending against us with an aggregate amount of claimed damages of approximately RMB13.3 million (US$1.9 million) which occurred before December 31, 2020. Among these 16 pending lawsuits, 13 of them were relating to the alleged copyright infringement in the PRC. We have accrued for US$1.6 million litigation related expenses in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2020, which is the most probable and reasonably estimable outcome.

We estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from our legal counsel. We are in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, we do not expect that the outcome of these 16 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility we may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against us in a reporting period for amounts in excess of management’s expectations, our consolidated financial statements for that reporting period could be materially adversely affected.

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.           Liquidity and Capital Resources

We have financed our operations primarily by using our existing internal cash reserves and borrowing bank loans. As of December 31, 2020, we had US$255.1 million in cash and cash equivalents and short-term investments. As of the same date, we also had US$1.5 million restricted cash, which represents cash deposited in a bank account due to legal or contractual restrictions, and US$19.9 million outstanding bank loans for the construction of our headquarters building.

In respect of our revenues from customers in the advertising industry, although the general credit term for these customers is 90 days, we typically are willing to accept delayed repayment up to one year from the invoice date given the general practices we have with our customers in the advertising industry. Our practice and collection history may continue to have an impact on our liquidity.

In the future, we may rely on dividends and other distributions on equity paid by our wholly owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risk related to our corporate structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE’s subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2020, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$168.5 million.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands of US$)
Net cash used in operating activities	(35,608)	(45,649)	(13,911)
Net cash (used in)/generated from investing activities	(69,357)	79,260	(20,756)
Net cash generated from financing activities	929	12,177	2,679
Net (decrease)/increase in cash, cash equivalents and restricted cash	(104,036)	45,788	(31,988)
Cash, cash equivalents and restricted cash at the beginning of year	233,479	122,930	165,488
Effect of exchange rates on cash, cash equivalents, and restricted cash	(6,513)	(3,270)	5,329
Cash, cash equivalents and restricted cash at end of year	122,930	165,448	138,789

As of December 31, 2020, we had cash or cash equivalents, including restricted cash, of US$138.8 million in total, including RMB322.1 million (US$49.4 million) and US$30.7 million located within the PRC, of which RMB99.7 million (US$15.3 million) and US$0.5 million was held by our VIE, Shenzhen Xunlei, and its subsidiaries. We also had cash or cash equivalents of RMB484.6 thousand (US$74.3 thousand), US$58.3 million, HK$1.7 million (US$0.2 million) and THB2.1 million (US$0.1 million) located outside of the PRC as of December 31, 2020.

Operating activities

Net cash used in operating activities amounted to US13.9 million in 2020, which was primarily attributable to a net loss of US$14.1 million, adjusted for certain non-cash expenses consisting principally of the depreciation of property and equipment of US$9.3 million, impairment of prepayment and other current accounts of US$4.2 million, impairment of inventories of US$3.3 million, and a net change in working capital. The net change in working capital was primarily due to a decrease in accounts receivable of US$4.9 million, which was the settlement from customers before the year ended December 31, 2019, an increase in due from related parties of US$8.6 million, which was in line with the increase of advertising services revenues, a decrease in accounts payable of US4.9 million, which was due to shorter payment term we made for our bandwidth purchases.

Net cash used in operating activities amounted to US$45.6 million in 2019, which was primarily attributable to a net loss of US$53.4 million, adjusted for certain non-cash expenses consisting principally of the depreciation of property and equipment of US$5.8 million, share-based compensation of US$5.4 million, impairment of long-term investments of US$19.8 million, and a net change in working capital. The net change in working capital was primarily due to an increase in accounts receivable of US$8.7 million, which was in line with the increase of cloud computing revenues, an increase in accounts payable of US$2.1 million, which was due to longer payment term we made for our bandwidth purchases, and a decrease in inventories of US$3.4 million, which was due to the sale of Onething Cloud hardware.

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

Net cash used in investing activities amounted to US$20.8 million in 2020, primarily attributable to proceeds from disposal of short-term investments of US$167.4 million, which was partially offset by our purchase of short-term investments of US$177.1 million.

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

Financing activities

Net cash generated from financing activities amounted to US$2.7 million in 2020, primarily attributable to proceeds from bank borrowings of US$7.8 million, repurchase of shares of US$4.5 million.

Net cash generated from financing activities amounted to US$12.2 million in 2019, primarily attributable to proceeds from bank borrowings of US$11.3 million.

Net cash generated from financing activities amounted to US$0.9 million in 2018, mainly represented the proceeds from government grant received.

Capital expenditures

We made capital expenditures of US$4.1 million, US$14.7 million and US$13.6 million in the years ended December 31, 2018, 2019 and 2020, respectively. In the past, our capital expenditures were primarily used to purchase servers or other equipment for our business and pay for construction in progress. We expect our capital expenditures to increase in the near term along with the growth of our business.

C.           Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2020, we had a team of 336 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.           Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in thousands of US$)
Bandwidth lease obligations	3,794	3,388	406	—	—
Capital obligations	7,953	7,040	913	—	—
Total	11,747	10,428	1,319	—	—

As of December 31, 2020, we had unconditional purchase obligations for switchboard, servers, office software and construction in process that had not been recognized in the amount of US$7.6 million.

G.          Safe Harbor

See “Forward-looking Information.”

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Li	45	Chairman and Chief Executive Officer
Sean Shenglong Zou	49	Co-Founder and Director
Hao Cheng	45	Co-Founder and Director
Yubo Zhang	44	President
Raymond Weimin Luo	48	Director and Chief Operating Officer
Peng Shi	33	Director
Hui Duan	41	Director
Jenny Wenjie Wu	46	Independent Director
Ya Li	51	Independent Director
Naijiang (Eric) Zhou	58	Chief Financial Officer

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

Mr. Hao Cheng is our co-founder and has been serving as a director of our company since our inception in February 2005. Mr. Hao Cheng currently also holds management positions in several of our subsidiaries. Mr. Cheng has worked at Ivision Ventures since January 2016. Prior to January 2016, Mr. Cheng served various management positions in several of our subsidiaries. For example, Mr. Cheng served as the general manager of Xunlei Games Development (Shenzhen) Co. Ltd. from February 2010 to January 2016. Prior to joining us, Mr. Cheng managed the products, services, marketing and sales of the corporate search team at Baidu, Inc. Mr. Cheng received a master’s degree in computer science from Duke University in the U.S. in 1999 and a bachelor’s degree in mathematics from Nankai University in China in 1997.

Mr. Yubo Zhang has been serving as our president since April 2020. Prior to rejoining us in April 2020, Mr. Zhang served as the chief executive officer of Beijing Nesound International Media Corp, Ltd., or Nesound, from April 2015 to April 2020. During his tenure at Nesound, Mr. Zhang combined the respective advantages of live broadcasting and traditional film & television businesses and built a multifaceted platform incorporating self-produced exclusive contents, star development plans and Internet services. Mr. Zhang joined our company for the first time in August 2005 and was one of the core founding members of our company. During his ten years with us, Mr. Zhang served various management positions including a senior vice president of our company and the president of a major subsidiary of our company from August 2005 to March 2015. Mr. Zhang received his bachelor’s degree in mechanical design and manufacturing from Jilin University of Technology in China in 1999.

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

Ms. Jenny Wenjie Wu has been serving as our independent director since June 2014. Ms. Wu has also been serving as an independent non-executive director of Kingsoft Corporation Limited (3888.HK) since March 2013 and an independent non-executive director of BlueCity Holding Limited (NASDAQ: BLCT) since July 2020. Ms. Wu served as the chief investment officer of New Hope Group from November 2018 to February 2020. Prior to joining New Hope Group, Ms. Wu was a founding and managing partner of Baidu Capital from November 2016 to November 2018. Ms. Wu successively served as the deputy chief financial officer, the chief financial officer, and the chief strategy officer at Trip.com Group Limited (NASDAQ: TCOM) from December 2011 to November 2016. Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings (International) Company Limited (0144.HK), a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a master’s degree in finance from the Hong Kong University of Science and Technology, and a master’s degree and a bachelor’s degree in economics from Nankai University, China. Ms. Wu is a Chartered Financial Analyst (CFA) since 2004.

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

B.           Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately US$1.9 million in cash to our executive officers, and we paid approximately US$0.1 million in cash compensation to our non-executive directors. In addition, we paid approximately US$0.3 million in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan, see “—Share Incentive Plan.” For restricted share grants outside the share incentive plan, see “—Share Incentive Plan.”

Share Incentive Plan

Our board of directors approved the termination of the 2010 share incentive plan, 2013 share incentive plan and 2014 share incentive plan (the “Existing Plans”), and adopted a 2020 share incentive plan, or the 2020 Plan, on June 30, 2020. Upon the termination of the Existing Plans, the awards that are granted and outstanding under the Existing Plans and the evidencing original award agreements shall survive the termination of the Existing Plans and remain effective and binding under the 2020 Plan, subject to any amendment and modification to the original award agreements that the Company shall determine. The restricted shares granted and outstanding under our 2013 share incentive plan and 2014 share incentive plan and held by Leading Advice Holding Limited on behalf of relevant grantees as of the termination of the Existing Plans shall still be by Leading Advice Holding Limited on behalf of those grantees under the 2020 Share Incentive Plan.

Under the 2020 Plan, the maximum aggregate number of common shares available for grant of awards is 31,000,000, consisting of (i) 13,805,945 common shares of the Company underlying the 2,761,189 American depositary shares the Company repurchased pursuant to the repurchase programs authorized by the Company in December 2014 and January 2016, (ii) 8,927,463 common shares of the Company reserved for issuance under the 2020 Plan, representing 8,927,463 common shares of the Company that were previously reserved under the Company’s 2010 share incentive plan but the corresponding share incentive awards had not been granted as of the termination of the Company’s 2010 share incentive plan, (iii) 7,871,564 common shares of the Company currently held by Leading Advice Holding Limited, the Company’s share incentive awards holding platform under the Company’s 2013 share incentive plan and 2014 share incentive plan, representing the amount of common shares of which the corresponding awards under the Company’s 2013 share incentive plan and 2014 share incentive plan had not been granted as of the termination of the Company’s 2013 share incentive plan and 2014 share incentive plan, and (iv) 395,028 common shares of the Company reserved for issuance under the 2020 Share Incentive Plan. Upon the termination of the Existing Plans and the adoption of the 2020 Plan, Leading Advice Holding Limited shall act as the holding platform of certain share incentive awards under the 2020 Share Incentive Plan and continue to hold 7,871,564 common shares of the Company under the 2020 Plan.

As of March 31, 2021, 10,862,500 restricted share units had been granted and outstanding under the 2020 Plan. As of March 31, there were also 1,036,000 unvested restricted shares that survived the termination of our previous share incentive plans and remained outstanding under the 2020 Plan. The following paragraphs summarize the terms of the 2020 Plan.

Types of awards. The 2020 Plan permits the awards of option, restricted share, restricted share unit or other types of award approved by the committee or the board.

Plan administration. The 2020 Plan shall be administered by the board or the compensation committee of the board to whom the board shall delegate the authority to grant or amend awards to participants other than any of the compensation committee members and independent directors.

Award agreement. Options, restricted shares, or restricted share units granted under the 2020 Plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option exercise price. The exercise price per share subject to an option shall be determined by the compensation committee and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the compensation committee, the determination of which shall be final, binding and conclusive.

Eligibility. We may grant awards to our employees, consultants and all members of our board of directors, as determined by the board of directors.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer restrictions. Except as otherwise provided by the committee or pursuant to the 2020 Plan, no awards shall be assigned, transferred, or otherwise disposed of other than by will or the laws of descent and distribution.

Termination. Unless terminated earlier, the 2020 Plan will expire automatically in June 2030. At any time and from time to time, our board of directors may terminate, amend or modify the 2020 Plan; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, shareholder approval is required for any amendment in such a manner and to such a degree as required, unless we decide to follow home country practice, and (b) unless we decide to follow home country practice, shareholder approval is required for any amendment to the 2020 Plan that (i) increases the number of shares available under the 2020 Plan, or (ii) permits the committee to extend the term of the 2020 Plan or the exercise period for an option beyond ten years from the date of grant.

The following table summarizes, as of March 31, 2021, the outstanding awards granted to our executive officers and directors under the 2020 plan.

	Number of restricted	Exercise price
Name	shares awarded (1)	(US$/share)	Date of grant	Date of expiration
Naijiang (Eric) Zhou	*	—	March 1, 2018	—
(1)	The number in this column does not include the common shares issued to the grantee upon vesting of restricted shares.
*	Less than one percent of our total outstanding share capital.

As of March 31, 2021, our employees other than directors and executive officers as a group held 11,578,500 outstanding restricted shares and restricted share units that remain unvested. These restricted shares and restricted share units were granted on various dates from April 1, 2016 through March 1, 2021.

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

Audit committee

Our audit committee consists of Ms. Jenny Wenjie Wu and Mr. Ya Li, and is chaired by Ms. Jenny Wenjie Wu. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any significant matters or difficulties encountered by the external auditors during the course of their audits and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing significant matters as to the adequacy of our internal controls and any special procedures adopted by the external auditors in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter; and
●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation committee

Our compensation committee consists of Ms. Jenny Wenjie Wu, Mr. Ya Li and Mr. Jinbo Li, and is chaired by Mr. Jinbo Li. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reporting regularly to the board;
●	reviewing the total compensation package for our two most senior executives and making recommendations to the board with respect to it;
●	approving and overseeing the total compensation package for our executives other than the two most senior executives;
●	reviewing the compensation of our directors and making recommendations to the board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Ms. Jenny Wenjie Wu, Mr. Ya Li and Mr. Raymond Weimin Luo, and is chaired by Mr. Raymond Weimin Luo. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the corporate governance and nominating committee itself;
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

D.           Employees

As of December 31, 2020, we had 595 employees, including 92 in general administration, 444 in research and development and 59 in sales and marketing. We group our employees into three categories—research and development, sales and marketing and general administration. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

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

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2021 held by:

●	each of our current directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 334,651,981 total outstanding common shares as of March 31, 2021, excluding (i) 9,519,144 common shares held by Leading Advice Holdings Limited, a share incentive awards holding platform, and (ii) 24,706,080 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by us but not yet cancelled.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%†
Directors and executive officers**:
Jinbo Li(1)	133,018,479	39.7%
Sean Shenglong Zou(2)	22,931,611	6.9%
Hao Cheng	*	*
Yubo Zhang	*	*
Raymond Weimin Luo	—	—
Peng Shi	—	—
Hui Duan	—	—
Jenny Wenjie Wu	*	*
Ya Li	*	*
Naijiang (Eric) Zhou	*	*
All directors and executive officers as group	159,793,522	47.7%
Principal shareholders:
Itui International Inc.(3)	133,018,479	39.7%
Sean Shenglong Zou(2)	22,931,611	6.9%
Morgan Stanley entities(4)	17,650,355	5.3%

Notes:

*	Less than 1% of the total outstanding common shares.
**

The business address of Messrs Jinbo Li, Sean Shenglong Zou, Yubo Zhang, Raymond Weimin Luo, Naijiang (Eric) Zhou and Ms. Jenny Wenjie Wu is 21-23/F, Block B, Building #12, 18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Hao Cheng is CITIC Mangrove Bay 10A-1402. The business address of Mr. Peng Shi and Mr. Hui Duan is Room 407, Taixing Building, No.11 Huayuan East Road, Haidian District. Beijing 100089, China. The business address of Mr. Ya Li is Room 1B-2901 Park 1872, 217 Ba Li Zhuang Bei Li, Chaoyang District, Beijing, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2021, by the sum of (i) the total number of outstanding common shares as of March 31, 2021, 334,651,981, and (ii) the number of common shares underlying share options, restricted shares, and warrants held by such person or group that are exercisable within 60 days of March 31, 2021.

(1)	Mr. Jinbo Li does not hold any common shares of our company directly. Mr. Jinbo Li, through his holding vehicle, owns 19.4% of the total outstanding shares (equal to 54.5% of the total voting power of all outstanding shares) of Itui International Inc., which in turn owns 133,018,479 common shares of our company. By virtual of his controlling interest in Itui International Inc., Mr. Jinbo Li is deemed to be a beneficial owner of 133,018,479 common shares of our company.
(2)	Represents (i) 2,186,322 ADSs and one common share directly held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Zou through a family trust, and (ii) 2,400,000 ADSs held by Eagle Spirit LLC, a Delaware limited liability company, which is wholly owned by a United States irrevocable trust with Mr. Zou as the settler, and Mr. Zou is the sole director of Eagle Spirit LLC.
(3)	Represents 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc., a limited liability company incorporated under the laws of the Cayman Islands. Mr. Jinbo Li, our chairman and chief executive officer, through his holding vehicle, owns 19.4% of the total outstanding shares (equal to 54.5% of the total voting power of all outstanding shares) of Itui International Inc. Xiaomi Ventures Limited owns 16.3% of the total outstanding shares of Itui International Inc. and has a veto right in determining how Itui International Inc.’s voting power should be exercised when Itui International Inc. votes as a shareholder of our company on certain matters in relation to our company. As a result, Mr. Jinbo Li and Xiaomi Ventures Limited are deemed to be beneficial owners of, and share voting and dispositive power over, 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange (Stock code: 1810). The business address of Xiaomi Ventures Limited is Xiaomi Campus, No. 33 Xi Erqi Middle Road, Haidian District, Beijing, the People’s Republic of China. The business address of Itui International Inc. is Room 407, 4/F, Taixing Building, 11 Huayuan East Road, Haidian District, Beijing, the People’s Republic of China.
(4)	Represents 17,650,355 common shares beneficially owned by Morgan Stanley entities as of December 31, 2020, as reported on the Schedule 13G filled by Morgan Stanley and affiliated parties on February 12, 2021. The address of Morgan Stanley is 1585 Broadway, New York, NY10036.

To our knowledge, as of March 31, 2021, 257,537,789 of our outstanding common shares were held by two record holders in the United States including 257,537,785 common shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of our common shares held by The Bank of New York Mellon include 24,706,080 common shares (i) issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) repurchased by our company but not yet cancelled. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment agreements.”

Share incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plan.”

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

Advances extended to certain directors

We extended advances amounting to RMB60,000 to Mr. Shenglong Zou and RMB40,000 to Mr. Chuan Wang, our former chairman, in 2014. These advances were used for general business purposes, to set up certain companies in the PRC which we plan to use to conduct a part of our business and consolidate into the financial statements of our company in the future. As of the December 31, 2020, the advances to Mr. Shenglong Zou and Mr. Chuan Wang remain outstanding.

Game sharing arrangement with Zhuhai Qianyou Technology, Co., Ltd.

In November 2011, we obtained an exclusive game operation right from Zhuhai Qianyou Technology, Co., Ltd., or Zhuhai Qianyou, our equity investee, which is specialized in developing online games. According to the agreement in relation to such game operation right that we entered into with Zhuhai Qianyou, we need to share revenues derived by the licensed games with Zhuhai Qianyou. Game sharing cost paid and payable to Zhuhai Qianyou was approximately US$9,000 in 2018 and nil in both 2019 and 2020. As of December 31, 2018, 2019 and 2020, the amount of unpaid and outstanding game sharing cost we owed to Zhuhai Qianyou was approximately US$2,000, US$2,000 and US$2,000, respectively.

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

For the years ended December 31, 2018, 2019 and 2020, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was RMB45.3 million, RMB44.7 million and RMB43.8 million (US$6.4 million), respectively.

Transactions with Xiaomi

In December 2013, we entered into a Cooperation Framework Agreement with Millet Communication Technology Co., Ltd., or Millet Communication, a company controlled by one of our shareholders, Xiaomi Ventures Limited. Parties would enter into separate agreements to carry detailed cooperation.

Xunlei Accelerator Mobile Pre-installing Services Agreement. In 2014, we entered into a Xunlei Accelerator Mobile Pre-installing Services Agreement, or the Pre-installing Services Agreement, with Beijing Xiaomi Mobile Software Co., Ltd., or Beijing Xiaomi, a company controlled by one of our shareholders, Xiaomi Ventures Limited. Through such cooperation, Xiaomi phones would be pre-installed with our mobile acceleration applications and Xiaomi phone users would have access to our acceleration services. We provided such pre-installing service at no charge which was consistent with our pre-installing agreements with other unrelated parties. The Pre-installing Services Agreement had a term of one year, which is renewed on a yearly basis. Parties renewed such agreement in 2015 and 2016. In 2017, we entered into a supplemental agreement of the Pre-installing Services Agreement, or the Supplemental Agreement, with another Xiaomi group company, Guangzhou Millet Information Service Co., Ltd., or Guangzhou Millet. Pursuant to the Supplemental Agreement, Guangzhou Millet replaced Beijing Xiaomi under the Pre-installing Services Agreement. Parties further agreed in the Supplemental Agreement that Guangzhou Millet will share with us a portion of the revenue generated from the advertising services offered by Guangzhou Millet through Xunlei Accelerator that we pre-installed in Xiaomi’s mobile phones as compensation for technology solution services we provided to Guangzhou Millet. The Supplemental Agreement had a term of two years from mid-June 2017 to mid-June 2019 and was automatically extended for another two years from mid-June 2019 to mid-June 2021. In 2020, we recognized a revenue of US$2.5 million from Guangzhou Millet. As of December 31, 2020, the amount of outstanding revenue from Guangzhou Millet was US$1.5 million, which was settled in April 2021.

Cloud Computing Service Agreement. We entered into an agreement with Millet Communication in 2015, an agreement with Beijing Xiaomi in 2017 and an agreement with Xiaomi Technology in April 2019 to provide cloud computing services at market prices based on the actual usage. Millet Communication, Beijing Xiaomi and Xiaomi Technology are companies controlled by one of our shareholders, Xiaomi Ventures Limited. In 2020, our total cloud computing revenue was US$2.2 million from Xiaomi Technology. As of December 31, 2020, the amount of outstanding cloud computing revenue US$0.6 million from Xiaomi Technology.

Transactions with Itui International Inc.

Advertising services Agreement. In May 2020, we entered into a user traffic monetization agreement with Itui. Pursuant to the agreement, Itui will be responsible for operating our advertising services and share a portion of revenue generated from placing advertisements on our PC websites and mobile platform. The agreement has a term of one year. In 2020, we recognized a net revenue of US$7.3 million from placing advertisements on our PC websites and mobile platform from Itui. As of December 31, 2020, the amount of outstanding advertising services revenue from Itui was US$7.7 million.

Cloud Computing Service Agreement. We entered into an agreement with Itui in July 2019 to provide cloud computing services at the market price and renewed the agreement in July 2020. The renewed agreement has a term of one year. In 2020, we generated cloud computing revenue of US$1.1 million from Itui. As of December 31, 2020, the amount of outstanding cloud computing revenue from Itui was US$1.2 million.

Acquisition of Shanxian Daojia

In September 2020, Xunlei Wangwenhua entered into a share purchase agreement with the shareholders of Shenzhen Qianhai Shanxian Daojia Co., Ltd., or Shanxian Daojia, to acquire 100% equity interests of Shanxian Daojia for nil cash consideration. Mr. Weimin Luo, a director and the chief operating officer of our company, is a shareholder of Shanxian Daojia controlling 60% of all equity interests of Shanxian Daojia. When Shanxian Daojia was acquired, it had a net debt of approximately RMB5.4 million. Shanxian Daojia was a company principally operating an internet platform for food delivery services. The purpose of this acquisition is to acquire the skilled talents of Shanxian Daojia. After the acquisition, we changed the name of Shanxian Daojia to Shenzhen Yunwang Wulian Technology Co., Ltd.

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

We were subject to a number of lawsuits in China for alleged copyright infringements over the years, a number of which are still outstanding as of the date of this annual report. In addition, two putative shareholder class action lawsuits have been filed in the United States District Court for the Southern District of New York against our company and certain current and former officers and directors of our company: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No. 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs allege that certain statements regarding OneCoin in the company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (PAC) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. We filed a motion to dismiss the amended compliant on August 3, 2018. In September 2019, the U.S. District Judge for the Southern District of New York, Paul A. Crotty, dismissed the two consolidated federal securities class action with prejudice because Xunlei's use of blockchain technology to reward OneCoin (later named as LinkToken) to customers for sharing excess storage and bandwidth did not amount to an initial coin offering and thus did not violate Chinese law. As our OneCoin rewarding program was not illegal, the court concluded we did not make a misrepresentation or omit material facts in failing to describe the Rewards Program as an illegal initial coin offering. The court also ruled that the complaint failed to plead facts giving rise to a strong inference of an intent to deceive, manipulate, or defraud.

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

People’s Republic of China Taxation

Under the PRC EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the SAT on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by PRC resident enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. We do not believe we would be treated as a “resident enterprise” for PRC tax purposes even if the criteria for “de facto management body” as set forth in the circular mentioned above were deemed applicable to us. See “Item 3. Key Information —D. Risk factors—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations.” However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-resident enterprise shareholders, including the holders of our ADSs and non-resident enterprise holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or common shares. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty).

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

United States Federal Income Tax Considerations

The following discussion is a summary of the United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, banks, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, cooperatives, pension plans, U.S. expatriates, persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, except to the extent described below, this discussion does not discuss any state, local, alternative minimum tax, non-United States tax, non-income tax (such as gift or estate tax), or the Medicare tax considerations. U.S. Holders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or common shares.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2020, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2021 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on the NASDAQ Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the NASDAQ Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2021. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares and ADSs. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations. In the event that gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a PRC tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2021. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the NASDAQ Global Select Market, which is an established securities market in the United States. Our ADSs may be regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the NASDAQ Global Select Market. Consequently, if a U.S. Holder holds ordinary shares that are not represented by ADSs, such holder will generally not be eligible to make a mark-to-market election if we are or were to become a PFIC.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Our financing activities are denominated mainly in U.S. dollars while interest bearing loan we borrowed this year for the construction of our headquarters building is denominated in Renminbi, or RMB. RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and conversion of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of our subsidiaries, and the consolidated VIE and its subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

As of December 31, 2020, we had RMB-denominated cash and cash equivalents, and short-term investments of RMB632.9 million, HKD-denominated cash and cash equivalents, restricted cash and short-term investments of HKD1.7 million, THB-denominated cash and cash equivalents, restricted cash and short-term investments of THB2.1 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$157.8 million. We also had RMB-denominated restricted cash of RMB10.1 million. Assuming we had converted RMB632.9 million into U.S. dollars at the exchange rate of RMB6.5249 for US$1.00 on December 31, 2020 released by the State Administration of Foreign Exchange of the PRC, our U.S. dollar cash balance would have had a US$97.0 million increase. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have had a US$88.2 million increase instead. Assuming we had converted US$157.8 million into RMB at the exchange rate of RMB6.5249 for US$1.00 on December 31, 2020 released by the State Administration of Foreign Exchange of the PRC, our RMB cash balance would have had a RMB1.0 billion increase. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have had a RMB1.1 billion increase instead.

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

Item 12.Description of Securities Other than Equity Securities

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. In addition, the depositary has agreed to waive the issuance fees for ADSs issued (i) in connection with our follow-on equity offerings, (ii) to our founders and senior management, and (iii) in connection with our employee incentive plans. In 2020, we received approximately US$0.3 million (after withholding tax) from the depositary.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F includes an attestation report of the company’s independent registered public accounting firm because we are a large accelerated filer and we are no longer qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020.

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

Our chairman and chief executive officer, Mr. Jinbo Li, currently also serves as the chairman and chief executive officer of Itui International Inc., our shareholder holding approximately 39.7% of our outstanding share capital as of March 31, 2021. Mr. Jinbo Li is the founder and a shareholder of Itui International Inc. Section III of our code of business conduct and ethics provides that no employee shall serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of the Company. Employees must obtain prior approval from the board of directors before accepting any such board or committee position. The Company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate. Section III also provides that no employee may have any financial interest (ownership or otherwise) in any other business or entity if such interest requires the employee to devote time to it during such employee’s working hours at the Company. On April 11, 2020, our board of directors granted Mr. Jinbo Li a waiver from compliance with the above provisions of our code of business conduct and ethics so that Mr. Jinbo Li is able to simultaneously serve as the chairman and the chief executive officer at both our company and Itui International Inc.

Item 16C.     Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2018	2019	2020

	(in US$)
Audit fees(1)	754,903	905,356	1,019,720
Audit-related fees(2)	—	—	—
All other fees(3)	—	—	—
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for each of the fiscal years listed.
(2)	“Audit-related fees” represents the aggregate fees billed for each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees” above.
(3)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in “audit fees” and “audit-related fees” above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our independent auditor only provides us with audit services. Our audit committee has approved all of our audit fees for the year ended December 31, 2020.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In June 2020, our board of directors approved a share-buyback program under which our company may repurchase up to US$20 million of our common shares or ADSs over the next twelve months. The share repurchases may be made from time to time on the open market at the prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. We publicly announced the share-buyback program on June 29, 2020.

The following table is a summary of the shares repurchased by us during 2020 under the share-buyback program.

				Approximate Dollar
			Total Number of	Value of ADSs that
			ADSs Purchased as	May Yet Be
	Total Number of	Average Price Paid	Part of the Publicly	Purchased Under
Period	ADSs Purchased	Per ADS	Announced Plan	the Plan
July 2020 to August 2020	1,191,392	US$3.75	1,191,392	US$15.53 million
Total	1,191,392		1,191,392

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

Item 19.     Exhibits

Exhibit Number	Description of Documents
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

2.3*	Deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated June 23, 2014
2.4*	Description of securities
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

4.7	2010 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.8	2013 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.9	2014 share incentive plan (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)
4.10	2020 share incentive plan (incorporated by reference to Exhibit 99.1 of Form 6-K (file no. 001-35224) furnished to the SEC on July 2, 2020)

4.11

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

4.14

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

4.16

English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)

4.17

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

4.30

English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated December 24, 2013 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.31

Content protection agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd. and other parties thereto dated May 22, 2014 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.32

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

4.33

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

4.35

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

4.39

English translation of the Credit Agreement dated March 15, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)

4.40*	English translation of the Credit Agreement dated October 21, 2020 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch
8.1*	List of principal subsidiaries and variable interest entity of the Registrant
11.1

Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the Securities and Exchange Commission on June 12, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of King & Wood Mallesons
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant here by certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Jinbo Li
	Name:	Jinbo Li
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 26, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Xunlei Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Xunlei Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment

As described in Notes 2(l) and 14 to the consolidated financial statements, the Company’s consolidated goodwill balance was US$22.6 million as of December 31, 2020. The goodwill balance was associated with the Company as a whole, being the sole reporting unit of the Company. Management conducts a goodwill impairment test on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired. The impairment test for goodwill determines the fair value of the reporting unit and compares it to the carrying value of the assets and liabilities, including goodwill, of the reporting unit. The fair value is estimated by management using the discounted cash flow model. The discounted cash flow model is derived from the long-term cash flow projections prepared by management which include significant judgments and assumptions relating to revenue forecast, operating margins, the discount rate, and the terminal growth rate. As a result of the impairment test, management determined that the estimated fair value of the reporting unit exceeded its carrying value and therefore no goodwill impairment losses were recognized for the year ended December 31, 2020.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue forecast, operating margins, the discount rate, and the terminal growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of significant assumptions used by management, related to revenue forecast, operating margins, the discount rate, and the terminal growth rate. Evaluating management’s significant assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) historical performance; (ii) the consistency with relevant market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company’s discounted cash flow model and reasonableness of certain significant assumptions, including the discount rate and the terminal growth rate.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 26, 2021

We have served as the Company’s auditor since 2014.

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”),		As at	As at
except for number of shares and per share data)	Note	December 31, 2019	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	5	162,465	137,248
Short-term investments	6	102,847	117,821
Accounts receivable, net (Allowance for credit losses of USD7,604 and USD9,329 as of December 31, 2019 and 2020, respectively)	7	27,533	22,983
Inventories	8	5,537	1,726
Due from related parties	26	1,658	10,970
Prepayments and other current assets (Allowance for credit losses of USD5,503 and USD10,283 as of December 31, 2019 and 2020, respectively)	9	16,543	11,534
Total current assets		316,583	302,282

Non-current assets:
Restricted cash	2(f)	2,983	1,541
Long-term investments	10	26,365	26,734
Deferred tax assets	24	1,118	—
Property and equipment, net	11	38,770	50,725
Right-of-use assets	12	8,747	1,954
Intangible assets, net	13	9,426	8,857
Goodwill	2(l), 14	20,382	22,607
Other long-term prepayments and non-current assets	9	313	905
Total assets		424,687	415,605

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and its subsidiaries without recourse to the Company of USD 23,865 and USD 20,588 as of December 31, 2019 and 2020, respectively (note 29))		24,213	20,644
Due to related parties (including due to related parties of the consolidated VIE and its subsidiaries without recourse to the Company of USD 2 and USD 55 as of December 31, 2019 and 2020, respectively)	26	5,002	5,389
Contract liabilities and deferred income, current portion (including contract liabilities and deferred income, current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 31,988 and USD 34,040 as of December 31, 2019 and 2020, respectively)	15	31,988	34,040
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of USD 2,436 and USD 2,500 as of December 31, 2019 and 2020, respectively)		2,550	2,553
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIE and its subsidiaries without recourse to the Company of USD 38,502 and USD 33,361 as of December 31, 2019 and 2020, respectively (note 29))	16	42,840	38,689
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 4,621 and USD 1,912 as of December 31, 2019 and 2020, respectively)	12	4,693	1,961
Total current liabilities		111,286	103,276

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars (“USD”),		As at	As at
except for number of shares and per share data)	Note	December 31, 2019	December 31, 2020
Non-current liabilities:
Contract liabilities and deferred income, non-current portion (including contract liabilities and deferred income, non-current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 1,223 and USD 920 as of December 31, 2019 and 2020, respectively)	15	1,223	920
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of USD 1,179 and USD 1,085 as of December 31, 2019 and 2020, respectively)	24	1,179	1,085
Bank borrowings (including bank borrowing of the consolidated VIE and its subsidiaries without recourse to the Company of USD 11,324 and USD 19,924 as of December 31, 2019 and 2020, respectively)	17	11,324	19,924
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIE and its subsidiaries without recourse to the Company of USD 4,073 and USD 27 as of December 31, 2019 and 2020, respectively)	12	4,132	27
Total liabilities		129,144	125,232
Commitments and contingencies	28
Equity
Common shares (368,877,205 shares issued and 339,165,241 shares outstanding as of December 31, 2019; 368,877,205 shares issued and 334,401,981 shares outstanding as of December 31, 2020)	18	85	84
Additional paid-in-capital		472,052	469,887
Accumulated other comprehensive loss		(13,425)	(2,144)
Statutory reserves		5,132	5,414
Treasury shares (29,711,964 shares and 34,475,224 shares as of December 31, 2019 and 2020, respectively)		7	8
Accumulated deficits		(166,973)	(181,095)
Total Xunlei Limited’s shareholders’ equity		296,878	292,154
Non-controlling interests	21	(1,335)	(1,781)
Total liabilities and shareholders’ equity		424,687	415,605

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive Loss

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2018	2019	2020
Net revenues
Service revenue		177,528	172,998	185,271
Product revenue		54,604	8,269	1,412
Total revenues, net of rebates and discounts	2(q), 2(y)	232,132	181,267	186,683
Business taxes and surcharges		(1,528)	(602)	(312)
Net revenues		230,604	180,665	186,371
Cost of revenues
Service	22	(84,033)	(92,732)	(90,977)
Product	22	(31,634)	(7,181)	(1,660)
Total cost of revenues		(115,667)	(99,913)	(92,637)
Gross profit		114,937	80,752	93,734
Operating expenses
Research and development expenses		(76,763)	(68,571)	(55,463)
Sales and marketing expenses		(35,322)	(31,820)	(18,064)
General and administrative expenses		(40,833)	(38,930)	(33,910)
Asset impairment loss, net of recoveries		(6,348)	2,147	(5,090)
Total operating expenses		(159,266)	(137,174)	(112,527)
Operating loss		(44,329)	(56,422)	(18,793)
Interest income		1,183	1,897	1,471
Interest expense		(239)	(75)	(406)
Other income, net	23	2,810	5,861	4,737
Share of loss from equity investees		(307)	—	—
Loss from continuing operations before income tax		(40,882)	(48,739)	(12,991)
Income tax benefits/(expenses)	24	89	(4,676)	(1,149)
Net loss from continuing operations		(40,793)	(53,415)	(14,140)
Discontinued operations	4
Income from discontinued operations before income taxes		1,533	—	—
Income tax expenses		(230)	—	—
Net profit from discontinued operations		1,303	—	—
Net loss for the year		(39,490)	(53,415)	(14,140)
Less: net loss attributable to the non-controlling interests		(212)	(246)	(300)
Net loss attributable to Xunlei Limited		(39,278)	(53,169)	(13,840)

Xunlei Limited

Consolidated Statements of Comprehensive Loss (Continued)

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2018	2019	2020

Net loss for the year		(39,490)	(53,415)	(14,140)
Other comprehensive (loss)/income: Currency translation adjustments, net of tax		(5,539)	(650)	11,135
Comprehensive loss		(45,029)	(54,065)	(3,005)
Less: comprehensive loss attributable to non-controlling interests		(34)	(219)	(446)
Comprehensive loss attributable to Xunlei Limited		(44,995)	(53,846)	(2,559)

Loss per share for common shares, basic
Continuing operations	25	(0.12)	(0.16)	(0.04)
Discontinued operations	25	0.00	N/A	N/A
Total loss per share for common shares, basic		(0.12)	(0.16)	(0.04)

Loss per share for common shares, diluted
Continuing operations	25	(0.12)	(0.16)	(0.04)
Discontinued operations	25	0.00	N/A	N/A
Total loss per share for common shares, diluted		(0.12)	(0.16)	(0.04)

Weighted average number of common shares used in calculating continuing operations
Basic	25	334,965,987	337,845,675	337,429,601
Diluted	25	334,965,987	337,845,675	337,429,601

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Changes in Shareholders’ Equity

									Total
								Accumulated	Xunlei
(Amounts expressed in thousands					Additional			other	Limited’s	Non-
of USD, except for number of	Common shares		Treasury stock		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
shares and per share data)	Shares	Amount	Shares	Amount	capital	deficits	reserves	loss	equity	interest	equity
Balance at January 1, 2018	333,643,560	83	35,233,649	9	461,330	(74,526)	5,132	(7,031)	384,997	(2,160)	382,837

Share-based compensation	—	—	—	—	5,294	—	—	—	5,294	—	5,294
Restricted shares vested	2,879,220	1	(2,879,220)	(1)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(39,278)	—	—	(39,278)	(212)	(39,490)
Currency translation adjustments	—	—	—	—	—	—	—	(5,717)	(5,717)	152	(5,565)
Contribution by non-controlling interest holders	—	—	—	—	—	—	—	—	—	197	197
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	907	907
Balance at December 31, 2018	336,522,780	84	32,354,429	8	466,624	(113,804)	5,132	(12,748)	345,296	(1,116)	344,180

Share-based compensation	—	—	—	—	5,428	—	—	—	5,428	—	5,428
Restricted shares vested	2,642,465	1	(2,642,465)	(1)	—	—	—	—	—	—	—
Cancellation of common shares	(4)	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(53,169)	—	—	(53,169)	(246)	(53,415)
Currency translation adjustments	—	—	—	—	—	—	—	(677)	(677)	27	(650)
Balance at December 31, 2019	339,165,241	85	29,711,964	7	472,052	(166,973)	5,132	(13,425)	296,878	(1,335)	295,543

Repurchase of common shares	(5,956,960)	(1)	5,956,960	1	(4,475)	—	—	—	(4,475)	—	(4,475)
Share-based compensation	—	—	—	—	2,310	—	—	—	2,310	—	2,310
Restricted shares vested	1,193,700	—	(1,193,700)	—	—	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	—	(282)	282	—	—	—	—
Net loss	—	—	—	—	—	(13,840)	—	—	(13,840)	(300)	(14,140)
Currency translation adjustments	—	—	—	—	—	—	—	11,281	11,281	(146)	11,135
Balance at December 31, 2020	334,401,981	84	34,475,224	8	469,887	(181,095)	5,414	(2,144)	292,154	(1,781)	290,373

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Cash Flows

(Amounts expressed in thousands of USD except for	Years ended December 31,
number of shares and per share data)	2018	2019	2020
Cash flows from operating activities
Net loss for the year	(39,490)	(53,415)	(14,140)
Adjustments to reconcile net loss to net cash used in operating activities
—Depreciation of property and equipment	5,595	5,824	9,277
—Amortization of intangible assets	1,231	1,200	1,216
—Amortization of the right-of-use assets	—	5,634	3,685
—Allowance for credit losses	7,680	19	1,137
—Impairment/(recovery) of prepayments and other assets	(1,516)	(2,147)	4,168
—Loss/(gain) on disposal of property and equipment	37	144	(55)
—Share-based compensation	5,294	5,428	2,310
—Share of loss from equity investees	307	—	—
—Investment income from short-term investments	(1,117)	(1,708)	(664)
—Impairment of inventories	200	3,578	3,283
—Impairment of long-term investments	7,794	19,831	794
—Net unrealized gains on long-term investments	—	(10,907)	(794)
—Investment income on disposal of long-term investments	—	(579)	(214)
—Interest expense accrued on long-term payable	239	75	406
—Deferred taxes	1,748	4,361	966
—Deferred government grants	(1,050)	(1,735)	(865)
Changes in operating assets and liabilities:
—Accounts receivable	13,256	(8,739)	5,048
—Prepayments and other assets	(2,000)	772	(1,263)
—Due from/to related parties	11,457	(684)	(8,598)
—Accounts payable	(27,728)	2,086	(4,938)
—Inventories	(10,178)	3,435	643
—Contract liabilities	7,680	(664)	289
—Income tax payable	(390)	98	(163)
—Accrued liabilities and other payables	(14,657)	(12,580)	(11,707)
—Lease liabilities	—	(4,976)	(3,732)
Net cash used in operating activities	(35,608)	(45,649)	(13,911)

Cash flows from investing activities
Purchase of short-term investments	(287,553)	(355,294)	(177,075)
Proceeds from disposal of short-term investments	223,738	450,687	167,439
Proceeds from disposal of property and equipment	442	576	721
Proceeds from disposal of long-term investments	—	528	1,076
Purchase of intangible assets	(2,121)	(433)	(59)
Acquisition of long-term investments	—	(2,838)	—
Repayment of loans to employees	201	711	696
Acquisition of property and equipment	(1,419)	(3,084)	(134)
Payment for construction in progress	(2,645)	(11,593)	(13,420)
Net cash (used in)/generated from investing activities	(69,357)	79,260	(20,756)

Cash flows from financing activities
Repurchase of shares	—	—	(4,475)
Governments grants received	732	853	—
Contribution by non-controlling	197	—	—
Proceeds from bank borrowings	—	11,324	7,816
Repayment of loans due to a related party arising from a business combination	—	—	(662)
Net cash generated from financing activities	929	12,177	2,679

Net (decrease)/increase in cash, cash equivalents and restricted cash	(104,036)	45,788	(31,988)
Cash, cash equivalents, and restricted cash at beginning of year	233,479	122,930	165,448
Effect of exchange rates on cash and cash equivalents, and restricted cash	(6,513)	(3,270)	5,329
Cash, cash equivalents, and restricted cash at end of year	122,930	165,448	138,789
Supplemental disclosure of cash flow information
Income tax paid	—	(142)	(356)
Non-cash investing and financing activities
—Acquisition of property and equipment in form of other payables	(1,093)	(321)	(5,217)
—Acquisition of right-of-use assets and lease liabilities, net off impact from lease modification	N/A	2,723	(3,325)

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Notes to the consolidated financial statements

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

These consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”). As of December 31, 2020, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

				% of direct
				or indirect
	Place of	Period of		economic
Name of entities	incorporation	incorporation	Relationship	ownership	Principal activities
Shenzhen Xunlei Networking Technologies Co., Ltd. (“Shenzhen Xunlei”)	People’s Republic of China (“PRC”)	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services, as well as sales of software licenses

Giganology (Shenzhen) Co., Ltd. (“Giganology Shenzhen”)	PRC	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies

Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”) (“Wangwenhua”)	PRC	December 2005	VIE’s subsidiary	100%	Development of software for related companies and provision of advertising services

Shenzhen Zhuolian Software Co., Ltd. (formerly known as “Xunlei Software (Shenzhen) Co., Ltd.”)	PRC	January 2010	VIE’s subsidiary	100%	Provision of software technology development for related companies

Xunlei Games Development (Shenzhen) Co., Ltd. (“Xunlei Games”)	PRC	February 2010	VIE’s subsidiary	70 (note 21)%	Development of online game and computer software for related companies and provision of advertising services

Xunlei Network Technologies Limited (“Xunlei BVI”)	British Virgin Islands	February 2011	Subsidiary	100%	Holding company

Xunlei Network Technologies Limited (“Xunlei HK”)	Hong Kong	March 2011	Subsidiary	100%	Holding company and development of computer software

Xunlei Computer (Shenzhen) Co., Ltd. (“Xunlei Computer”)	PRC	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Onething Technologies Co., Ltd. (“Onething”)	PRC	September 2013	VIE’s subsidiary	100%	Development of computer software, sale of hardware, and provision of information technology services

Beijing Xunjing Technologies Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”) (“Beijing Xunjing”)	PRC	October 2015	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

				% of direct
				or indirect
	Place of	Period of		economic
Name of entities	incorporation	incorporation	Relationship	ownership	Principal activities
Shenzhen Crystal Interactive Technologies Co., Ltd. (“Crystal Interactive”)	PRC	May 2016	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Beijing Onething Technologies Co., Ltd.	PRC	January 2017	VIE’s subsidiary	100%	Provision of technology services and development of computer software

HK Onething Technologies Ltd. (“HK Onething”)	Hong Kong	December 2017	Subsidiary	100%	Development of cloud computing technology and provision of related services

Hainan Onething E-Sports Co., Ltd.	PRC	May 2018	Subsidiary	100%	Development of computer software and E-sports related services

Henan Tourism Information Co., Ltd. (“Henan Tourism”)	PRC	June 2018	VIE’s Subsidiary	80 (note 21)%	Software development, tourism consulting and other related services

Onething Co., Ltd. (Thailand) (“Thailand Onething”)	Thailand	July 2018	Subsidiary	49 (note 21)%	Development of cloud computing technology and provision of related services

Hainan Xunlei Blockchain Technology Co., Ltd.	PRC	August 2018	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Yunwang Wulian Technology Co., Ltd. (formerly known as “Shenzhen Qianhai Shanxian Daojia Technology Co., Ltd.”, “Shanxian Daojia”)	PRC	September 2020	Subsidiary	100%	Development of computer software and provision of information technology services

Jiangxi Node Technology Service Co., Ltd.	PRC	July 2020	Subsidiary	100%	Development of computer software and provision of information technology services

Note a :   The English names of the PRC companies represent management’s translation of the Chinese names of these companies as they have not adopted formal English names.

The Group engages primarily in the provision of premium downloading services to its members, online advertising services on its websites and mobile phone applications, sales of bandwidth, sales of cloud computing hardware, platform for live streaming services, online game platform for game developers and users and other internet value added services.

To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide online advertising services, operate online games, and hold Internet Content Provider (‘‘ICP’’) license, the Company conducts its business through Shenzhen Xunlei, its consolidated VIE.

Through the various agreements enacted among the Company, Giganology Shenzhen, a wholly owned subsidiary of the Company, Shenzhen Xunlei and legal shareholders of Shenzhen Xunlei, the Company received all of the economic benefits and residual interest and absorbed all of the risks and expected losses from Shenzhen Xunlei.

Xunlei Limited

Notes to the consolidated financial statements

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

Under a separate loan agreement between Giganology Shenzhen and Mr. Sean Shenglong Zou as a legal shareholder of Shenzhen Xunlei, Giganology Shenzhen made an additional interest-free loan of RMB20 million to Mr. Sean Shenglong Zou, the entire amount of which was contributed to the registered capital of Shenzhen Xunlei, increasing the registered capital of Shenzhen Xunlei to RMB 30 million. The term of this agreement lasts for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until Mr. Zou has repaid the loan in its entirety in accordance with the loan agreement. This loan will be deemed to be repaid when all equity interest held by the shareholders in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. At any time during the term of this loan agreement, the Company may, at their sole discretion, require all or any portion of the outstanding loan under the agreement to be repaid.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after-tax operating profit of Shenzhen Xunlei.

For the Exclusive Technology Support and Services Agreement and the Exclusive Technology Consulting and Training Agreement, the term of these agreements will expire in 2025 and may be extended with Giganology Shenzhen’s written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Shenzhen Xunlei.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

VIE-Related Risks

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current laws and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens.

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

Xunlei Limited

Notes to the consolidated financial statements

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could differ materially from these estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include allowance for credit losses, valuation allowance of deferred tax assets, impairment assessment of goodwill and impairment assessment of long-lived assets. In addition, the Group uses assumptions in a valuation model to estimate the fair value of share options granted, warrants issued and underlying common shares.

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

Xunlei Limited

Notes to the consolidated financial statements

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in the Group’s consolidated financial statements. Management monitors the regulatory risk associated with these contractual arrangements. See note 29 for further discussion.

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

(c)Business combinations

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

(d)          Discontinued operations

When disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the entity, or disposal of a major equity method investment. In the consolidated statement of comprehensive income, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in note 4. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(d)          Discontinued operations (Continued)

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

(e)          Foreign currency translation

The Company’s reporting and functional currency is the United States Dollar (‘‘USD’’). Xunlei BVI, Xunlei HK and HK Onething’s functional currency is the USD, and Thailand Onething’s functional currency is the Thai Baht (“THB”). The functional currency of other subsidiaries, VIE and its subsidiaries located in the PRC is the Renminbi (‘‘RMB’’), which is their respective local currency. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates prevailing at the balance sheet date. The resulting exchange gains and losses from foreign currency transactions are included in other income/(loss) within the consolidated statements of comprehensive income.

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

(f)          Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group's restricted cash is substantially cash balance on deposit required by its business partners, commercial banks and the court.

(g)           Short-term investments

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(h)          Allowance for expected credit losses

Effective on January 1, 2020, the Group adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326) under a modified retrospective transition, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost with the cumulative-effect adjustment recognized to the opening balance of accumulated deficit of the Group as of January 1, 2020. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, referred to as a current expected credit losses (“CECL”) methodology, which will result in more timely recognition of credit losses. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses. The Group’s accounts receivable, due from related parties and other current assets (including other receivables) and other long-term non-current assets (including other long-term receivables) are within the scope of ASC Topic 326.

The Group assessed the credit loss for accounts receivable with similar risk characteristics on a pool basis. The credit loss assessment for each pool was mainly based on past collection experience, consideration of current and future economic conditions and changes in our collection trends.

The credit allowances provided for accounts receivable from continuing operations as of December 31, 2019 and 2020 were USD 7,604,000 and USD 9,329,000, respectively.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(j)           Long-term investments (Continued)

Management regularly evaluates the impairment of long-term equity investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equal to the excess of the investment costs over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

During the years ended December 31, 2018, 2019 and 2020 the Group recognized an impairment of USD 7,794,000, USD 19,830,000 and USD 794,000, and share of loss of equity investees of USD 317,000, nil and nil, respectively, from equity method investments.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(l)           Goodwill (Continued)

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

Starting in 2020, the Company adopted the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (the “Update”). To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. It is more likely that, by adopting simplified measurement which eliminates the Step 2 from goodwill impairment test, an entity with the triggering event for goodwill impairment will recognize more goodwill impairment than it would do under the old model.

The Group’s goodwill was attributable to the Company as a whole. The impairment test for goodwill determines the fair value of the reporting unit, the Company as a whole, and compares it to the carrying value of the assets and liabilities, including goodwill, of the reporting unit. The fair value of the Company was estimated by management using the discounted cash flow model derived from the long-term (five-year) cash flow projections, which included significant judgements and assumptions relating to revenue forecast and operating margins, discount rate of 18.2% that reflects market assessments of the time value and the specific risks relating to the Company, and cash flows beyond the five-year period are extrapolated using a terminal growth rate of 2%.

No goodwill impairment losses were recognized for the years ended December 31, 2018, 2019 and 2020 based on the impairment test performed by the Group.

(m)         Intangible assets

Intangible assets, which include land use rights, acquired computer software, online game licenses and audio-visual license, are carried at cost less accumulated amortization with no residual value and impairment loss, if any. Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Land use rights	30 years
Acquired computer software	5 years
Online game licenses	1-3 years
Audio-visual license	9 years

Xunlei Limited

Notes to the consolidated financial statements

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

(o)          Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. In regard to legal cost, the Group recorded such costs as incurred.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(p)          Operating leases (Continued)

The Group adopted ASC 842 on a modified retrospective basis and did not restate comparative periods. The adoption of ASC 842 resulted in the recognition of right-of-use assets and related lease liabilities of approximately USD11.8 million and USD11.4 million, respectively, which were reported on the consolidated balance sheet as of January 1, 2019. The Group have elected the short-term lease exemption for all leases with a lease term of 12 months. Payments associated with short-term leases are recognized on a straight-line basis as an expense in profit or loss.

The standard also requires a lessee to recognize a single lease cost related to operating lease, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The net profit after tax had not to be materially impacted as a result of adopting the new rules.

With the adoption of ASC 842, the Group assesses, at contract inception, whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In determining the appropriate discount rate to use in calculating the present value of contractual lease payments, management regularly evaluates the lessee’s incremental borrowing rate, as the rate implicit in the lease cannot be readily determined.

See note 12 for additional disclosures on operating lease arrangements.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(q)          Revenue recognition (Continued)

(I)            Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high speed online acceleration services, online streaming and other access privileges. The membership fee is time-based and is collected up-front from subscribers. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of subscription fee is initially recorded as contract liabilities. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized ratably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated the principal versus agent criteria and determined that the Group is the principal in the transaction and accordingly records revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, the Group assesses whether it maintains the principal relationship with the VIP members, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, fixed phone line and mobile payment channels (‘‘Payment handling charges’’) are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

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

Where the Group’s customers purchase multiple advertising spaces with different display periods in the same contract, the Group allocates the total consideration to the various advertising elements based on their relative fair values and recognizes revenue for the different elements over their respective display periods. The Group determines the fair values of different advertising elements based on the prices charged when these elements were sold on a standalone basis. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenue is recognized on a straight-line basis over the contract period.

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third-party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display.

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

Xunlei Limited

Notes to the consolidated financial statements

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

The Group has estimated and recorded sales rebates provided to the agencies and advertisers of USD 394,000, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

Transactions with advertising platforms

Xunlei also cooperates with advertising platforms such as Guangdiantong and Baidu, of which, the advertising platforms are responsible for matching the requirements of advertisers or advertising agencies and dispatching the advertising content to Xunlei's platforms by certain analysis systematically. As the advertising platforms are viewed as customers in these transactions, revenue is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

In May 2020, the Group entered into a user traffic monetization agreement with Beijing Itui Technology Co., Ltd. (“Beijing Itui”), a company controlled by the Company's principal shareholder. Since May 2020, Beijing Itui has been handling all of the Group's advertising resources, including matching the requirements of advertisers and dispatching the advertising content to Xunlei's platforms. Beijing Itui is viewed as the customer and revenue is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

(III)         Live streaming revenue

The Group operates a live streaming platform where users can access the platform, view the live streaming content provided by the Group’s performers, and purchase virtual gifts which they can grant to performers in the live streaming platform to show support for their favorite performers. Xunlei is the principal in the provision of the live streaming content and experience, which is considered as the performance obligation of the Group. The Group recognized revenue from sales of virtual gifts to the viewers when the relevant virtual gifts are presented to the performers or over the duration of stated period of the time-based item. The Group does not have further obligations to the viewers after the virtual gifts are consumed immediately or after the stated period for time-based items, although the Group will continue to provide the live streaming content to the viewers in order to continue to generate more sales of virtual gifts.

(IV)         Cloud computing and other internet value-added services

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(q)          Revenue recognition (Continued)

(IV)        Cloud computing and other internet value-added services (Continued)

(i)           Revenues from cloud computing (Continued)

Prior to April 1, 2019, the bandwidth shared by the users in exchange for LinkTokens is an identifiable benefit which the Group can reasonably estimate fair value. The benefit that the Group receives from user’s contribution of bandwidth is independent from OneThing Cloud that the Group sells to users.

In April 2019, the Group transferred the operation of LinkTokens, including the issuance and redemption obligation of LinkTokens, as well as the LinkTokens Mall to a third party, Beijing LinkChain Co., Ltd. (“Beijing LinkChain”). Upon completion of the transfer, users could continue to share their idle bandwidth with the Group in exchange for the LinkTokens issued by Hainan LinkChain Networking Technology Co., Ltd. (“Hainan LinkChain”), a wholly owned subsidiary of Beijing LinkChain, (note 9). In addition, the Group is obligated to pay to Hainan LinkChain a pre-determined amounts per active user of OneThing Cloud who shared their idle bandwidth with the Group. This arrangement expired in April 2020.

In April 2020, the Group launched the OneThing Cloud app, allowing users to contribute their idle bandwidth capacity in exchange for certain amount of cash rewards. As the sales of OneThing Cloud and purchase of excess bandwidth by the Group are considered separate transactions, the sales of OneThing Cloud should be reported as revenue, while cash rewards given for purchase of bandwidth should be reported as bandwidth cost.

The Group primarily sells OneThing Cloud to individuals through online e-commerce platforms before 2019 and also corporate customers starting from 2019. The performance obligation is satisfied when the item is dispatched to the end customers.

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

(ii)        Revenues from online games

Since 2018, the Group discontinued its web game business and started to operate web game business again under a co-operation model with third party games operators in 2019.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(q)          Revenue recognition (Continued)

(IV)        Cloud computing and other internet value-added services (Continued)

(ii)          Revenues from online games (Continued)

Web games – cooperating with third parties

The Group enters into a series of technical cooperation agreements with third party online game operators. Users access to the Group’s platform and purchase in-game virtual items which can then be used in games provided by the third-party online game operators. The Group provides the third-party online game operators with a portal which the online game operators can host the online games. The Group charges the online game operators based on a pre-determined portion of proceeds earned from paying users pursuant to the revenue sharing arrangements for the provision of portal and payment collection service to the online game operators. The third-party online game operators are the principal in the provision of games to users and the Group provide the relevant platform to the game operators, therefore, the game operators are viewed as the customers in these transactions.

The service fees receivable from the third-party online game operators are variable, which are contingent upon future events (future cash proceeds paid by game players), and are recognized when the contingency is met provided that collectability is reasonably assured.

(r)          Sales and marketing expenses

Sales and marketing expenses comprise primarily salary, benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from continuing operations amounted to approximately USD 22,935,000, USD 20,974,000 and USD 11,026,000 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(u)          Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgement and estimates. Based on management’s estimated future taxable income, management concluded that it is more likely than not that the net operating losses carried forward can be utilized prior to their respective expiration dates. The Group adopted the guidance regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group’s consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the new guidance. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any.

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

According to the policy of the PRC State Tax Bureau, starting from April 1, 2019 to December 31, 2021 enterprises that engage in postal services, telecommunication services and consumer services are entitled to claim 110% of the input tax incurred as tax credit in determining VAT payable.

(v)          Retirement benefits

Full-time employees of the Company’s subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts from continuing operations for such employee benefits, which are expensed as incurred, were USD 12,501,000, USD 12,337,000 and USD 7,949,000 for the years ended December 31, 2018, 2019 and 2020, respectively.

(w)         Share-based compensation

The Group measures share-based compensation at the grant date based on the fair value of the award determined using the Black-Scholes option pricing model. As the Group has granted share options and restricted shares with service-only condition, the Group elected to recognize compensation costs net of estimated forfeitures on a straight-line basis over the requisite service period, which is generally the same as the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Xunlei Limited

Notes to the consolidated financial statements

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

(y)          Segment reporting

The Group’s Chief Executive Officer has been identified as the chief operating decision maker, who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expense by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Management has determined that the Group operates and manages its business as a single segment, over 99%of revenues of the Group were derived from mainland China.

An analysis of the different types of revenues for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

Revenue from continuing operations	Years ended December 31,
(In thousands)	2018	2019	2020
Subscription revenue	81,877	81,532	84,299
Product revenue (note a)	54,604	8,269	1,412
Live streaming revenue	31,031	26,920	20,866
Advertising revenue	27,781	15,643	13,206
Cloud computing service and other internet value-added services (note b)	36,839	48,903	66,900
Total	232,132	181,267	186,683

Notes:

(a)   Product revenue comprise sales of OneThing Cloud devices and hard disks.

(b)   Other internet value-added services mainly comprise provision of technical services.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(aa)        Comprehensive income

Comprehensive income is defined as the change in equity of a Group during the period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of cumulative translation adjustments.

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

(cc)         Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018, 2019 and 2020. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(dd)        Recent accounting pronouncements

Income Tax (Topic 740): Simplifying the Accounting for Income Taxes. In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 removes certain exceptions for recognizing deferred taxes for equity method investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the effect of the disclosure requirements of ASU 2019-12 will have on its consolidated financial statements and does not expect the impact to have a material effect on its consolidated financial statements.

Clarifying the interactions between Topic 321, Topic 323, and Topic 815: In January 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-01 to clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020.

3.            Business combination

In September 2020, the Group entered into a sale and purchase agreement to acquire 100% equity interests of Shanxian Daojia from Weimin Luo, a director and Chief Operating Officer of the Company (see note 26), and a third party individual at nil consideration while taken up the net liabilities of Shanxian Daojia The allocation of the purchase price at the date of acquisition is as follows:

USD (In thousands)	As of acquisition date
Property and equipment, net	17
Accrued liabilities and other payables	(798)
Goodwill	781
Total	—

Shanxian Daojia is a company principally operating an internet platform for daily services. The purpose of this acquisition is to acquire the skilled talents of Shanxian Daojia and goodwill arising from this acquisition is attributable to the acquired workforce. This acquisition was completed on September 30, 2020. The acquired goodwill is not deductible for tax purposes. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2020.

Pro forma revenue data and pro forma earnings data was not disclosed because the impact was immaterial.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

4.            Discontinued operations

In December 2017, the Company signed a contract (“Disposal Agreement”) to divest its web game business, a major line of the Group’s online game business, to Shenzhen Xunyi Network Technology Corp., Ltd. (“Shenzhen Xunyi”), a company operated by a few former core members of Xunlei’s web game business at a consideration of RMB 4,180,000 (equivalent to approximately USD 640,000). The disposal was due to a shift of strategy to allow the Group better manages its internal resources, including internal traffic referral and corporate allocation. The disposal was completed in January 2018 and a gain of USD 1.4 million was recognized.

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

Results of the discontinued operation

Year ended
USD (In thousands)	December 31, 2018
Revenues, net of rebates and discounts	656
Business taxes and surcharges	(1)
Net revenues	655
Cost of revenues	(16)
Gross profit	639
Operating expenses
Research and development expenses	(419)
Sales and marketing expenses	(63)
General and administrative expenses	(18)
Total operating expenses	(500)
Operating income	139
Gain on disposal of web game	1,394
Income tax expenses	(230)
Income from discontinued operations	1,303

Cash flows generated from the discontinued operation

Year ended
USD (In thousands)	December 31, 2018
Net cash generated from operating activities	1,065
Net cash flow for the year	1,065

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

5.            Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2019 and 2020 primarily consist of the following currencies:

	December 31, 2019		December 31, 2020
		USD		USD
(In thousands)	Amount	equivalent	Amount	equivalent
RMB	322,972	46,296	312,581	47,906
USD	115,805	115,805	89,050	89,050
Hong Kong Dollar	2,202	283	1,737	224
THB	2,417	81	2,052	68
Total		162,465		137,248

As at December 31, 2019 and 2020, included in the cash and cash equivalents are time deposits with original maturities of three months or less of USD 34,000,000 and USD 27,200,000 respectively.

6.            Short-term investments

(In thousands)	December 31, 2019	December 31, 2020
Time deposits	102,555	68,828
Investments in financial instruments (note)	292	48,993
Total	102,847	117,821

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

7.            Accounts receivable, net

(In thousands)	December 31, 2019	December 31, 2020
Accounts receivable	35,137	32,312
Less: Allowance for credit losses	(7,604)	(9,329)
Accounts receivable, net	27,533	22,983

The following table presents movement in the allowance for expected credit loss:

(In thousands)	December 31, 2018	December 31, 2019	December 31, 2020
Balance at beginning of the year	31	7,709	7,604
Additions	7,680	19	1,137
Exchange difference	(2)	(124)	588
Balance at end of the year	7,709	7,604	9,329

The top 10 customers accounted for about 63% and 65% of accounts receivable as of December 31, 2019 and 2020, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

8.          Inventories

(In thousands)	December 31, 2019	December 31, 2020
Hardware devices (note)	9,091	4,830
Others	162	324
Less: Impairment	(3,716)	(3,428)
Total	5,537	1,726

Note:      Hardware devices mainly include OneThing Cloud and hard disks. OneThing Cloud is a hardware, which can act as a micro server between users and Xunlei, which enables users to share their idle uplink capacity with Xunlei.

The inventory written down was USD 3,523,000 and USD 3,283,000 for the years ended December 31, 2019 and 2020, respectively.

9.            Prepayments and other current assets

(In thousands)	December 31, 2019	December 31, 2020
Current portion:
Advance to suppliers (note a)	3,579	1,483
Receivable related to Linktoken disposal (note b)	3,536	—
Interest-free loans to employees (note c)	3,185	1,896
Rental and other deposits	1,990	1,670
Proceed receivable	1,105	137
Prepayment for taxation	936	112
Prepaid management insurance	249	241
Advance to employees for business purposes	211	86
Interest receivable	4	2
Deposit related to an ongoing litigation (note d)	—	4,751
Others	1,748	1,156
Total of prepayments and other current assets	16,543	11,534
Non-current portion:
Low-interest loans to employees, non-current portion (note c)	313	905
Total of long-term prepayments and other assets	313	905

Notes:

(a)	Advances to suppliers primarily include prepayments to bandwidth suppliers.
(b)	In September 2018, Onething entered into a sale and purchase agreement with Beijing LinkChain to dispose of the operation and related assets and liabilities of LinkToken program. In June 2019, certain supplemental agreements were entered into with Beijing LinkChain and Hainan LinkChain, the rights and obligations related to LinkToken program was transferred to Hainan LinkChain.

The receivable related to LinkToken disposal as of December 31, 2019 included the consideration receivable due from Hainan LinkChain and the amount recoverable from expenses paid on behalf of Hainan LinkChain.

An impairment provision of USD 3,536,000 was recognized as of December 31, 2020, due to the deterioration of Hainan LinkChain’s operation and financial position.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.            Prepayments and other current assets (Continued)

(c)	The Group had entered into loan contracts with certain employees as of December 31, 2020, under which the Group provided interest-free loans or low-interest loans to these employees. The loan amounts vary amongst different employees from repayable on demand to repayable in equal installments on a monthly basis over a term of 5 to 10 years. The balances classified as current represented loan amounts that are repayable on demand or repayable within the next twelve months from the balance sheet date.
(d)	The balance as of December 31, 2020 represented the deposits placed in a custodian bank account of the court to secure an order for preservation of assets against a supplier of the Group.

10.          Long-term investments

(In thousands)	December 31, 2019	December 31, 2020
Equity interests without a readily determinable fair value:
Balance at beginning of the year	33,638	26,365
Additions	2,838	—
Disposal	(1,055)	—
Net unrealized gains on investments held	10,907	794
Exchange difference	(132)	369
Less: impairment loss on long-term investments	(19,831)	(794)
Balance at end of the year	26,365	26,734

Total long-term investments	26,365	26,734

Details of the Group's ownership of the long-term investments are as follows:

	Percentage of ownership of
	shares as of December 31,
Investee	2019	2020
Equity method investments:
Zhuhai Qianyou Technology Co., Ltd.	19.00%	19.00%
Shenzhen Mojingou Information Services Co., Ltd. (formerly named as “Xunlei Big Data Information Service Co., Ltd.”).	28.77%	28.77%
Equity interests without a readily determinable fair value: Guangzhou Yuechuan Network Technology Co., Ltd.	9.30%	9.30%
Shanghai Guozhi Electronic Technology Co., Ltd.	16.80%	16.80%
Guangzhou Hongsi Network Technology Co., Ltd.	19.90%	19.90%
Chengdu Diting Technology Co., Ltd.	12.74%	12.74%
Xiamen Diensi Network Technology Co., Ltd.	14.25%	14.25%
11.2 Capital I, L.P.	2.03%	2.03%
Cloudtropy	9.69%	9.69%
Tianjin Kunzhiyi Network Technology Co., Ltd. (note a)	19.90%	N/A
Shanghai Lexiang Technology Co., Ltd. ("Shanghai Lexiang") (note b)	13.54%	7.81%
Hangzhou Feixiang Data Technology Co., Ltd.	28.00%	28.00%
Shenzhen Meizhi Interactive Technology Co., Ltd.	9.40%	9.40%
Beijing Yunhui Tianxia Technology Co., Ltd.	13.70%	13.70%
Yingshi Innovation Technology Co., Ltd. (formerly named as “Shenzhen Arashi Vision Interactive Technology Co., Ltd.” or “Insta360”)	8.73%	8.73%
Beijing Cloudin Technology Limited Co., Ltd.	4.12%	4.12%
Quanxun Huiju Networking Technology (Beijing) Co., Ltd.	5.40%	5.40%

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

10.          Long-term investments (Continued)

Notes :

(a)	The company has been deregistered in May 2020.
(b)

In October 2020, the Group disposed 4.82% of the equity interest in Shanghai Lexiang, for which full impairment have been provided in December 2019, at a consideration of USD 268,000. The remaining equity interest in Shanghai Lexiang was remeasured based on this observable price change from the disposal, a fair value gain of USD 794,000 was recognized accordingly.

The Group recognized impairment against this investment of USD 794,000 as of December 31, 2020, after considering Shanghai Lexiang’s operation performance, financial and liquidity position after the above transaction.

11.          Property and equipment

Property and equipment consist of the following:

(In thousands)	December 31, 2019	December 31, 2020
Servers and network equipment	39,130	35,827
Computer equipment	1,762	1,565
Furniture, fixtures and office equipment	806	836
Motor vehicles	406	481
Leasehold improvements	6,566	6,604
Total original costs	48,670	45,313
Less: Accumulated depreciation	(28,357)	(33,006)
Less: Accumulated impairment	(4)	(3)
Sub-total	20,309	12,304
Construction in progress	18,461	38,421
Total	38,770	50,725

No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020.

Impairment loss of USD 6,000 and USD 1,000 has been reversed as of December 31, 2019 and December 31, 2020 due to disposal.

Depreciation expense recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	Years ended December 31
(In thousands)	2018	2019	2020
Cost of revenues	5,018	5,198	6,247
Research and development expenses	331	300	529
General and administrative expenses	245	317	2,492
Sales and marketing expenses	1	9	9
Total	5,595	5,824	9,277

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

12.         Right-of-use assets and lease liabilities

The right-of-use assets represented the office lease in the Group, are amortized over the lease terms, which are greater than 1 year but less than 3 years. Right-of-use assets for long-term operating leases were as below:

(In thousands)	Office leases
Balance at January 1, 2019 on adoption of ASC 842 Leases	11,819
Additions	3,830
Modification of operating lease	(1,107)
Amortization	(5,634)
Effect of foreign currency exchange differences	(161)
Net book amount at December 31, 2019	8,747
Additions	500
Modification of operating lease	(3,825)
Amortization	(3,685)
Effect of foreign currency exchange differences	217
Net book amount at December 31, 2020	1,954

During the years ended December 31, 2019 and 2020, the general and administrative expenses for long-term operating lease were USD 6,077,000 and USD 3,762,000, respectively. A charge of USD 301,000 and USD 291,000 were recognized in relation to short-term lease for the years ended December 31, 2019 and 2020. The future minimum payments under non-cancellable short-term operating leases of office rental will be USD 119,000 in 2021. The weighted average discount rate related to operating lease was 5.5% and 5.4% respectively as of December 31, 2019 and 2020, and the weighted average remaining lease term were 2 years and 1 year as of December 31, 2019 and 2020, respectively.

The total cash payments in respect of operating lease was USD 5,149,000 and USD 3,797,000 for the years ended December 31, 2019 and 2020, respectively.

The undiscounted cash payment for each of the next five years as of December 31, 2019 is:

(In thousands)
2020	5,034
2021	3,000
2022	1,279
Total undiscounted payments	9,313
Less: effect of discounting	(488)
Discounted lease liabilities	8,825

The undiscounted cash payment for each of the next five years as of December 31, 2020 is:

(In thousands)
2021	1,998
2022	28
Total undiscounted payments	2,026
Less: effect of discounting	(38)
Discounted lease liabilities	1,988

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

13.            Intangible assets, net

	December 31, 2019				December 31, 2020
				Net book				Net book
(In thousands)	Cost	Amortization	Impairment	value	Cost	Amortization	Impairment	value
Land use rights	4,769	(1,017)	—	3,752	5,099	(1,258)	—	3,841
Acquired computer software	2,391	(1,433)	—	958	3,530	(2,853)	—	677
Online game licenses	5,910	(5,193)	(717)	—	—	—	—	—
Audio-visual license	5,621	(905)	—	4,716	6,010	(1,671)	—	4,339
	18,691	(8,548)	(717)	9,426	14,639	(5,782)	—	8,857

Amortization expense recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	Years ended December 31
(In thousands)	2018	2019	2020
Cost of revenues	266	5	—
General and administrative expenses	721	1,136	1,210
Research and development expenses	244	59	6
Total	1,231	1,200	1,216

The estimated aggregate amortization expense for each of the next five years as of December 31, 2020 is:

(In thousands)	Intangible assets
2021	1,107
2022	1,050
2023	1,036
2024	972
2025 and thereafter	4,692

The weighted average amortization periods of intangible assets as at December 31, 2019 and 2020 are as below:

(In year)	December 31, 2019	December 31, 2020
Land use rights	30	30
Acquired computer software	5	5
Online game licenses	3	—
Audio-visual license	9	9
Total weighted average amortization periods	12	10

14.          Goodwill

(In thousands)	December 31, 2019	December 31, 2020
Beginning balance	20,717	20,382
Addition (note)	—	815
Foreign currency translation adjustment	(335)	1,410
Ending balance	20,382	22,607

Note:      The addition of goodwill in 2020 was related to the acquisition of Shanxian Daojia, please refer to note 3 for the acquisition.

No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.          Contract liabilities and deferred income

(In thousands)	December 31, 2019	December 31, 2020
Contract liabilities (Note a)
Membership subscription	29,769	31,981
Others	2,142	2,513
Other deferred income
Government grants	1,300	466
Total	33,211	34,960
Less: non-current portion (Note b)	(1,223)	(920)
Contract liabilities and deferred income, current portion	31,988	34,040

Notes:

(a)	Contract liabilities were related to unsatisfied performance obligations at the end of the year. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following period. The amount of revenue recognized that was included in contract liabilities balance at the beginning of the year was USD 26,911,000 and USD 30,189,000 for the years ended December 31, 2019 and 2020, respectively.
(b)	As of December 31, 2019 and 2020, the non-current portion consists of membership subscription of USD 781,000 and USD 751,000, and government grants of USD 442,000 and USD 169,000, respectively.

16.          Accrued liabilities and other payables

(In thousands)	December 31, 2019	December 31, 2020
Payroll and welfare	14,995	12,871
Tax levies	4,538	3,394
Payables related to Kankan	3,733	2,581
Payables for advertisement	3,606	1,895
Legal and litigation related expenses (note 28)	2,765	1,640
Professional fees	2,714	2,106
Agency commissions and rebates—online advertising	2,521	2,696
Payables for construction in progress	1,382	5,291
Tax surcharges	1,076	1,095
Payables for technological services	778	617
Payables for gaming distribution	288	148
Deposits from customers	225	229
Payables for proceeds from selling exercised stock options and restricted shares	94	137
Payables for purchase of equipment	21	29
Others	4,104	3,960
Total	42,840	38,689

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

17.          Bank borrowings

(In thousands)	December 31, 2019	December 31, 2020
Bank borrowings	11,324	19,924

The bank borrowings were borrowed by Shenzhen Xunlei for the construction of Xunlei Building, which was pledged by the land use rights of Xunlei Building and the building under construction. The net interest expense of USD nil, USD 470,000 and USD 890,000 has been capitalized for the years ended December 31, 2018, 2019 and December 31, 2020 respectively.

The bank borrowings are denominated in RMB, and the interest rate is calculated based on LPR plus 15 or 30 basis points.

As of December 31, 2020, the bank borrowings will be due according to the following schedule:

(In thousands)	Principal amounts
Within 1 year	—
Between 1 to 2 years	—
Between 2 to 3 years	747
Between 3 to 4 years	996
Between 4 to 5 years	996
Beyond 5 years	17,185

18.          Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD 0.00025 par value per common share as of December 31, 2020. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2019 and 2020, there were 339,165,241 and 334,401,981 common shares outstanding, respectively.

19.          Repurchase of shares

In June 2020, the board of directors of the Company authorized a share buyback program (the "Share Buyback Program"), whereby the Company may repurchase up to USD 20 million of common shares or ADSs from June 29, 2020 for twelve months on the open market at the prevailing market prices, in privately negotiated transactions, in block trades and through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.          Repurchase of shares (Continued)

The following table is a summary of the shares repurchased by the Company under the Share Buyback Program. All shares were purchased through privately negotiated transactions and publicly purchasing from the open market pursuant to the Share Buyback Program:

	Total number of ADSs purchased as	Average price
Period	part of the publicly announced plan	paid per ADS
July 8 - July 31	857,147	3.72
August 3 - August 18	334,245	3.86
Total for the year ended December 31, 2020	1,191,392

During the year ended December 31, 2020, 1,191,392 ADSs were purchased at an aggregate consideration of USD 4,475,000 under the Share Buyback Program. No shares were repurchased during the years ended December 31, 2018 and 2019.

20.          Share-based compensation

2010 share incentive plan

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Incentive Plan (“the 2010 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group’s business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which share options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The number of shares available for such grants as of December 31, 2020 is 11,284,463.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.          Share-based compensation (Continued)

2010 share incentive plan (Continued)

The following table summarizes the share option activities for the years ended December 31, 2018, 2019 and 2020:

				Weighted
		Weighted	Weighted-	average
		average	average	remaining	Aggregate
	Number of	exercise	grant-date	contractual life	intrinsic
	share options	price (USD)	fair value (USD)	(years)	value (USD)
Outstanding, January 1, 2018	389,815	3.90	—	1.64	—
Vested and expected to vest at January 1, 2018	389,693	3.90	0.95	1.64	—
Exercisable at January 1, 2018	389,190	3.90	0.95	1.64	—
Expired	(373,315)	3.89
Outstanding, December 31, 2018	16,500	3.97	—	1.37	—
Vested and expected to vest at December 31, 2018	16,500	3.97	1.56	1.37	—
Exercisable at December 31, 2018	16,500	3.97	1.56	1.37	—
Expired	(6,500)	3.97
Outstanding, December 31, 2019	10,000	3.97	—	1.16	—
Vested and expected to vest at December 31, 2019	10,000	3.97	1.01	1.16	—
Exercisable at December 31, 2019	10,000	3.97	1.01	1.16	—
Expired	(10,000)	3.97
Outstanding, December 31, 2020	—	—	—	—	—
Vested and expected to vest at December 31, 2020	—	—	—	—	—
Exercisable at December 31, 2020	—	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company's common shares as of December 31, 2019 and 2020 and the exercise price.

As at December 31, 2019 and 2020, there were no unrecognised share-based compensation costs related to share options of 2010 Plan.

In addition, the vesting schedule of the restricted shares under 2010 Plan are determined by the directors of the Company. As at December 31, 2020, 10,770,520 restricted shares (2019: 10,770,520), excluding those converted from share options, were granted to employees and officers under 2010 Plan and the unvested restricted shares granted to employees and officers vest as follows:

(1)	410,000 of these restricted shares shall be vested within 2021.
(2)	390,000 of these restricted shares shall be vested within 2022.
(3)	390,000 of these restricted shares shall be vested within 2023.
(4)	70,000 of these restricted shares shall be vested within 2024.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.          Share-based compensation (Continued)

2010 share incentive plan (Continued)

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2018, 2019 and 2020 is presented below:

		Weighted-average
	Number of	grant-date fair
	restricted shares	value
Unvested at January 1, 2018	1,272,150
Expected to vest at January 1, 2018	1,081,327
Granted	6,750,520	2.32
Vested	(267,630)
Forfeited	(1,103,000)
Unvested at December 31, 2018	6,652,040
Expected to vest at December 31, 2018	5,654,234
Granted	800,000	0.81
Vested	(1,296,540)
Forfeited	(971,000)
Unvested at December 31, 2019	5,184,500
Expected to vest at December 31, 2019	4,406,825
Vested	(965,500)
Forfeited	(2,959,000)
Unvested at December 31, 2020	1,260,000
Expected to vest at December 31, 2020	1,071,000

Forfeitures are estimated at the time of grant and are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for stock options granted, the directors of the Company estimated that its future forfeiture rate would be 15% for employees and nil for directors and advisors.

All restricted shares granted are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2019 and 2020, total unrecognized compensation expense relating to the restricted shares was USD 8,981,000 and USD 2,000,000, respectively. The number of restricted shares issued to non-employees and vested as of December 31, 2019 and 2020 were both 60,000.

2013 share incentive plan

In November 2013, the Group adopted a share incentive plan, which is referred to as the 2013 Share Incentive Plan (“the 2013 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior officers to the success of the Group’s business. Under the 2013 Plan, the maximum number of restricted shares that may be granted is 9,073,732 shares.

The vesting schedule of the restricted shares under the 2013 Plan are determined by the directors of the Company. As at December 31, 2020, 8,664,980 restricted shares (2019: 8,664,980) were granted to senior officers under the 2013 Plan and there were no unvested restricted shares under the 2013 Plan.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.          Share-based compensation (Continued)

2013 share incentive plan (Continued)

A summary of the restricted shares activities under the 2013 Plan for the years ended December 31, 2018, 2019 and 2020 is presented below:

Number of
restricted shares
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

All restricted shares granted are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2019 and 2020, total unrecognized compensation expense relating to the restricted shares was both nil. The number of restricted shares issued to non-employees and vested as of December 31, 2019 and 2020 were 60,000.

2014 share incentive plan

In April 2014, the Group adopted a share incentive plan, which is referred to as the 2014 Share Incentive Plan (“the 2014 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group’s business. Under the 2014 Plan, the maximum number of restricted shares that may be granted is 14,195,412 shares to certain officers, directors or employees of, or advisors or consultants to the Company and its subsidiaries and consolidated affiliated entities. The company issued 14,195,412 common shares to Leading Advice Holdings Limited, a company owned by the co-founder, to facilitate the administration of the 2014 Plan. The 2014 Plan was administered by the Company’s compensation committee.

The vesting schedule of the restricted shares under the 2014 Plan is determined by the directors of the Company. As of December 31, 2020, 14,536,000 restricted shares (2019: 14,536,000) were granted to employees and officers under the 2014 Plan and the 26,000 unvested restricted shares granted to employees and officers shall be vested within 2021.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.          Share-based compensation (Continued)

2014 share incentive plan (Continued)

A summary of the restricted shares activities under the 2014 Plan for the years ended December 31, 2018, 2019 and 2020 is presented below:

Number of
restricted
shares
Unvested at January 1, 2018	5,806,350
Vested	(2,086,450)
Forfeited	(243,250)
Unvested at December 31, 2018	3,476,650
Expected to vest at December 31, 2018	2,955,153
Unvested at January 1, 2019	3,476,650
Vested	(1,318,450)
Forfeited	(837,000)
Unvested at December 31, 2019	1,321,200
Expected to vest at December 31, 2019	1,123,020
Unvested at January 1, 2020	1,321,200
Vested	(228,200)
Forfeited	(1,067,000)
Unvested at December 31, 2020	26,000
Expected to vest at December 31, 2020	22,100

Forfeitures are estimated at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2020, the total unrecognized compensation expense relating to the restricted shares was USD 12,000 (2019: USD 766,000).

2020 share incentive plan

In June 2020, the Group terminated its 2010 Plan, 2013 Plan and 2014 Plan (the “Existing Plans”) and adopted a 2020 share incentive plan, which is referred to as the 2020 Share Incentive Plan (“the 2020 Plan”). Under the 2020 Plan, the maximum aggregate number of shares of the Company that may be granted is 31,000,000.

Upon termination of the Existing Plans, the awards that are granted and outstanding under the Existing Plans remain effective under the 2020 Plan, subject to any amendment and modification to the original award agreements that the Company shall determine.

As of December 31, 2020, no shares have been granted under the 2020 Plan.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

20.          Share-based compensation (Continued)

2020 share incentive plan (Continued)

Total compensation costs recognized for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Years ended December 31,
(In thousands)	2018	2019	2020
Sales and marketing expenses	404	381	185
General and administrative expenses	2,245	2,453	1,209
Research and development expenses	2,645	2,594	916
Total	5,294	5,428	2,310

21.        Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIE's which is not attributable, directly or indirectly, to the controlling shareholder. The non-controlling interests in the Company's consolidated financial statements consist primarily of the non-controlling interests in Xunlei Games, Thailand Onething and Henan Tourism.

22.         Cost of revenues

	Years ended December 31,
Cost of revenues from continuing operations (In thousands)	2018	2019	2020
Bandwidth costs	48,118	57,093	62,384
Cost of inventories sold	31,634	7,181	1,660
Cost of live streaming	23,928	20,734	15,640
Depreciation of servers and other equipment	5,018	5,198	6,247
Payment handling charges	3,016	1,658	1,459
Other costs (note)	3,953	8,049	5,247
Total	115,667	99,913	92,637

Note: Other costs mainly included write-down of inventories.

23.          Other income, net

Continuing Operations	Years ended December 31,
(In thousands)	2018	2019	2020
Government subsidy income	2,096	2,061	2,287
Investment income from short-term investments	5,817	4,020	2,943
Net unrealized gains arising from long-term investments	—	10,907	794
Investment income on disposal of long-term investments	—	579	214
Impairment of long-term investments	(7,794)	(19,831)	(794)
Exchange gain/(loss), net	1,216	(402)	(2,948)
Settlement income	414	1,531	—
Gains from disposal of Linktoken program	—	6,630	—
Value-added tax deduction	—	427	1,361
Others	1,061	(61)	880
Total	2,810	5,861	4,737

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.          Taxation

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

Under the Enterprise Income Tax (“EIT”) Law, foreign invested enterprises and domestic enterprises are subject to a unified EIT rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%, a “Software Enterprise” (“SE”) is entitled exemption from income taxation for the first two years, counting from the first profitable year, and reduction by half for the next three years, and a certified National Key Software Enterprise (“NKSE”) is entitled a preferential tax rate of 10%.

Shenzhen Xunlei, Wangwenhua and Xunlei Computer have been recognized as HNTE and entitled to preferential tax rate of 15%for the years ended December 31, 2018, 2019 and 2020. Onething has been recognized as HNTE and entitled to preferential tax rate of 15% for the years ended December 31, 2018 and 2019. Onething continued to adopt a preferential tax rate of 15% for the year ended December 31, 2020, as it was established in Qianhai Shenzhen-Hongkong Modern Service Industry Cooperation Zone and met the requirements set out by local authorities for the preferential tax rate.

According to a policy of the PRC State Tax Bureau, enterprises that engage in research and development activities are entitled to claim 175% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year (“Super Deduction”).

The other PRC subsidiaries and consolidated VIEs are subject to a 25% EIT rate.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Up to December 31, 2020, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that they have no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued for the years ended December 31, 2018, 2019 and 2020.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2019 and 2020, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.          Taxation (Continued)

(ii)          PRC Enterprise Income Tax (“EIT”) (Continued)

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

Continuing operations	Years ended December 31,
(In thousands)	2018	2019	2020
Current income tax (benefits)/expenses	(471)	315	183
Deferred income tax expenses	382	4,361	966
Income tax (benefits)/expenses	(89)	4,676	1,149

The aggregate amount and per share effect of the tax holidays and concession are as follows:

	Years ended December 31,
	2018	2019	2020
Aggregate dollar effect (In thousands)	(3,776)	(3,856)	197
Per share effect—basic	(0.01)	(0.01)	(0.00)
Per share effect—diluted	(0.01)	(0.01)	(0.00)

The reconciliation of total tax (benefits)/expenses computed by applying the respective statutory income tax rates to pre-tax loss is as follows:

Continuing operations	Years ended December 31,
(In thousands)	2018	2019	2020
Income tax benefit at PRC statutory rate (based on statutory tax rate applicable to enterprises in China)	(10,384)	(11,886)	(3,736)
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	485	788	787
Non-deductible expenses	245	228	101
Effect of Super Deduction	(881)	(1,920)	(733)
Effect of tax holidays and tax concessions	3,776	3,856	(197)
Change in valuation allowance of deferred tax assets	6,720	13,180	4,704
Effect on deferred tax assets due to change in tax rates	(167)	—	—
Expiration of tax loss	562	400	84
Others	(445)	30	139
Income tax (benefits)/expenses	(89)	4,676	1,149

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.          Taxation (Continued)

(ii)          PRC Enterprise Income Tax (“EIT”) (Continued)

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances of December 31, 2019 and 2020 are as follows:

(In thousands)	December 31, 2019	December 31, 2020
Deferred tax assets:
Net operating losses carried forward (note a)	27,712	32,458
Impairment of long-term equity investments	4,061	4,233
Impairment of other receivables	1,553	1,858
Impairment of accounts receivable	1,140	1,451
Impairment of inventories	549	540
Allowance for advance to suppliers	346	369
Impairment of property and equipment	14	15
Valuation allowance	(34,257)	(40,924)
Deferred tax assets, net (note b)	1,118	—

Deferred tax liabilities:
Deferred credit arising from an asset acquisition	(1,179)	(1,085)

Notes:

(a)

As of December 31, 2020, the accumulated net operating loss of USD 3,079,000 of the Group’s subsidiaries incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of USD 179,797,000 mainly arose from the Company’s subsidiaries and consolidated VIEs established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2021 to 2030.

(b)	As of December 31, 2019 and 2020, the deferred tax assets and liabilities balances are expected to be recoverable as follows:

Deferred tax assets

(In thousands)	2019	2020
Within one year	133	—
After one year	985	—
	1,118	—

Deferred tax liabilities

(In thousands)	2019	2020
Within one year	(165)	(176)
After one year	(1,014)	(909)
	(1,179)	(1,085)

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.          Taxation (Continued)

(ii)          PRC Enterprise Income Tax (“EIT”) (Continued)

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2018	2019	2020
Beginning balance	(16,599)	(20,181)	(34,257)
Additions	(6,720)	(13,180)	(4,704)
Exchange difference	3,138	(896)	(1,963)
Ending balance	(20,181)	(34,257)	(40,924)

In 2018, valuation allowance was provided for net operating loss carryforwards of Onething, Xunlei Games, Beijing Xunjing and Crystal Interactive because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of their future taxable income, and the fact that the these entities were not included in the tax strategy plan.

In 2019 and 2020, valuation allowance was provided for net operating loss carryforwards of the Group because it was more likely than not that such deferred tax assets will be realized based on the Group's estimate of future taxable income of those companies.

As of December 31, 2020, the tax returns of the Group’s subsidiaries, VIE and its subsidiaries since their respective dates of incorporation are still open to examination.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.          Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2018, 2019 and 2020 are calculated as follows:

(Amounts expressed in thousands of
USD, except for number of shares and per	Years ended December 31,
share data)	2018	2019	2020
Numerator:
Net loss from continuing operations	(40,793)	(53,415)	(14,140)
Net income from discontinued operations	1,303	—	—
Net loss	(39,490)	(53,415)	(14,140)
Less: Net loss attributable to the non-controlling interest	(212)	(246)	(300)
Net loss attributable to Xunlei Limited’s common shareholders	(39,278)	(53,169)	(13,840)
Numerator of basic net loss per share from continuing operations	(40,581)	(53,169)	(13,840)
Numerator of basic net income per share from discontinued operations.	1,303	—	—
Numerator for diluted loss per share from continuing operations	(40,581)	(53,169)	(13,840)
Numerator for diluted income per share from discontinued operations	1,303	—	—
Denominator:
Denominator for basic net loss per share-weighted average shares outstanding	334,965,987	337,845,675	337,429,601
Denominator for diluted net loss per share	334,965,987	337,845,675	337,429,601
Basic net loss per share from continuing operations	(0.12)	(0.16)	(0.04)
Basic net income per share from discontinued operations	0.00	N/A	N/A
Diluted net loss per share from continuing operations	(0.12)	(0.16)	(0.04)
Diluted net income per share from discontinued operations	0.00	N/A	N/A

All potentially dilutive securities were not included in the calculation of dilutive net income per share for the years ended December 31, 2018, 2019 and 2020 as their effects would be anti-dilutive.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Chuan Wang	Chairman and director of the Company (note i)
Shenglong Zou	Co-founder, director and shareholder of the Company
Weimin Luo	Director and Chief Operating Officer of the Company
Shenzhen Crystal Technology Co., Ltd. ("Shenzhen Crystal”)	Company owned by a co-founder and director of the Company
Vantage Point Global Limited	Shareholder of the Company
Aiden & Jasmine Limited	Shareholder of the Company
Millet Technology Co., Ltd. (“Xiaomi Technology”)	Note ii
Millet Communication Technology Co., Ltd. (“Millet Communication Technology”)	Note ii
Beijing Xiaomi Mobile Software Co., Ltd. (“Beijing Xiaomi Mobile Software”)	Note ii
Beijing Millet Payment Technologies Co., Ltd. (“Beijing Millet Payment Technologies”)	Note ii
Guangzhou Millet Information Service Co., Ltd. (“Guangzhou Millet”)	Note ii
Shenzhen Xiaomi Technology Co., Ltd. (“Shenzhen Xiaomi”)	Note ii
Beijing Itui	Company owned by the principal shareholder of the Company (note iii)
Beijing Itui Online Network Technology Co., Ltd. (“Itui Online”)	Company owned by the principal shareholder of the Company (note iii)

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Related party transactions (Continued)

Note:

(i)	Chuan Wang has resigned from the board on April 2, 2020.
(ii)	Prior to April 2, 2020, these companies were related companies to the Company as they were affiliated companies of a shareholder of the Company, Xiaomi Ventures Limited (“Xiaomi Ventures”).

On April 2, 2020, Xiaomi Ventures ceased to be the shareholder of the Company as Xiaomi Ventures together with certain shareholders of the Company exchanged their common shares of the Company for the shares of Itui International Inc. (“Itui”). In addition, Xiaomi Ventures entitled to certain veto rights in determining Itui’s voting on the Company. As a result, Xiaomi Ventures and the companies controlled by Xiaomi Ventures continued to be related parties of the Company.

(iii)	These companies become related parties of Xunlei since April 2, 2020.

During the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2018	2019	2020
Game sharing costs paid and payable to an investee company	9	—	—
Bandwidth revenue from Beijing Xiaomi Mobile Software (note a)	4,254	1,815	—
Bandwidth revenue from Xiaomi Technology (note a)	—	875	2,211
Forum service fees paid and payable to Xiaomi Technology (note b)	38	13	—
Advertisement revenue from Guangzhou Millet (note c)	—	19	—
Technology service revenue from Guangzhou Millet (note d)	3,932	2,460	2,466
Advertisement revenue from Shenzhen Xunyi (note e)	493	—	—
Bandwidth revenue from Shenzhen Xunyi (note e)	160	—	—
Accrued to Vantage Point Global Limited (note f)	146	46	243
Accrued to Aiden & Jasmine Limited (note f)	54	17	91
Advertisement revenues from Beijing Itui (note g)	—	—	7,269
Bandwidth revenues from Itui Online (note h)	—	—	1,119
Bandwidth cost from an investee company	—	—	594
Advertisement revenue from Shenzhen Xiaomi (note i)	—	—	53
Repayment of loans to Weimin Luo arising from a business combination (note 3)	—	—	662

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Related party transactions (Continued)

Notes:

(a)	From July 2017 to July 2019, Onething entered into a contract with Beijing Xiaomi Mobile Software for the provision of bandwidth to Beijing Xiaomi Mobile Software at a price benchmarking against market price, based on actual usage.

From August 2019 till now, Onething entered into the contract with Xiaomi Technology for the provision of bandwidth to Xiaomi Technology at a price benchmarking against market price, based on actual usage.

(b)	Onething Cloud devices were available for sale on the online platform operated by Xiaomi Technology starting from August 2018 till April 2019, during which Xiaomi Technology was entitled to receive service fees based on a certain percentage of sales on the platform.
(c)	From 2017, an advertising services contract was entered into with Guangzhou Millet at a price benchmarking against market price.
(d)	The Group is entitled to receive a mutually agreed sharing of net advertising revenue covering a period from mid-June 2017 to mid-June 2019, as compensation for technology solution services provided to Guangzhou Millet. The contract was extended for two years from mid-June 2019 to mid-June 2021 based on the same term.
(e)	In 2018, a sales contract was entered into with Shenzhen Xunyi for provision of bandwidth and advertising services at a price benchmarking against market price, based on actual usage.
(f)	In 2014, the Group repurchased 3,860,733 common shares from Aiden & Jasmine Limited (Co founder’s company) for USD10,879,000 and 10,334,679 common shares from Vantage Point Global Limited for USD29,121,000. According to the repurchase contract, the Company was entitled to an amount (the “Withheld Price”) to withhold any taxes with respect to this repurchase as required under the applicable laws. If the Seller has not been specifically required by the applicable governmental or regulatory authority to pay any taxes as required under the applicable laws in connection with the repurchase, after the fifth anniversary of the Closing Date, the Company will pay to the Seller the Withheld Price with a simple interest thereon at the rate of five percent (5%) per annum from the Closing Date. Therefore, the Withheld Price for Aiden & Jasmine Limited and Vantage Point Global Limited was USD 1,451,000 (including interest of USD 363,000) and USD 3,883,000 (including interest of USD 971,000) respectively. The interest accrued for the year ended December 31, 2020 was USD 91,000 and USD 243,000 for Aiden & Jasmine Limited and Vantage Point Global Limited respectively.

The Group has repaid USD 3,883,000 to Vantage Point Global Limited in January 2021.

(g)	In 2020, an user traffic monetization agreement was entered into with Beijing Itui, according to which Xunlei is entitled to receive a mutually agreed sharing of net advertising revenue covering a period from mid-May 2020 to mid-May 2021.
(h)	The Company entered into a sales contract with Itui Online for provision of bandwidth at a price benchmarking against market price and charged based on actual usage since 2019.
(i)	In 2020, a user traffic monetization agreement was entered into with Shenzhen Xiaomi, according to which Xunlei is entitled to receive a mutually agreed sharing of net advertising revenue

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Related party transactions (Continued)

As of December 31, 2019 and 2020, the amounts due from/to related parties were as follows:

(In thousands)	December 31, 2019	December 31, 2020
Amounts due from related parties
Accounts receivable from Guangzhou Millet	1,361	1,456
Accounts receivable from Xiaomi Technology	262	576
Accounts receivable from Itui Online	—	1,153
Accounts receivable from Beijing Itui	—	7,689
Accounts receivable from Shenzhen Xiaomi	—	60
Other receivable from Xiaomi Technology	14	15
Other receivable from Shenzhen Crystal	6	6
Other receivable from Shenglong Zou	9	9
Other receivable from Chuan Wang	6	6

(In thousands)	December 31, 2019	December 31, 2020
Amounts due to related parties
Accounts payable to investee companies	2	55
Other payable to Vantage Point Global Limited	3,640	3,883
Other payable to Aiden & Jasmine Limited	1,360	1,451

27.          Fair value measurements

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.          Fair value measurements (Continued)

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2019 and 2020.

Fair value measurements as at December 31, 2019
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short term investments:
Investments in financial instruments	292	—	292	—
	292	—	292	—

Fair value measurements as at December 31, 2020
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short term investments:
Investments in financial instruments	48,993	—	48,993	—
	48,993	—	48,993	—

Investments in privately held companies for which the Company elected to record using the measurement alternative are re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities.

28.          Commitments and contingencies

Bandwidth purchase commitments

The Group purchase bandwidth in the PRC under non-cancellable contract expiring on different dates. Payments under purchase of bandwidth are expensed on a straight-line basis over the duration of the respective periods.

Future minimum payments under non-cancellable bandwidth contracts consist of the following as of December 31, 2020:

(In thousands)
2021	3,388
2022	406
3,794

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.          Commitments and contingencies (Continued)

Capital commitments

As at December 31, 2020, the Group has unconditional purchase obligations for office software and construction in progress that had not been recognized in the amount of USD 7,953,000.

(In thousands)
2021	7,040
2022	—
2023	913
7,953

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD 4,667,000 and USD 1,955,000 legal and litigation related expenses for the years ended December 31, 2018 and 2019, respectively, while the Group had reversed USD 1,217,000 legal expense for the year ended December 31, 2020.

Up to April 26, 2021, which is the date when the consolidated financial statements were issued, the Group had 16 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB 13.3 million (USD 1.9 million) which occurred before December 31, 2020 (2019: RMB 82.0 million (USD 11.9 million)). Of the 16 pending lawsuits, 13 lawsuits were relating to the alleged copyright infringement in the PRC. The Group had accrued for USD 1,640,000 litigation related expenses in ‘‘Accrued liabilities and other payables’’ in the consolidated balance sheet as of December 31, 2020 (2019: USD 2,765,000), which is the most probable and reasonably estimable outcome.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group’s legal counsels. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 16 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. If one or more of these legal matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements for that reporting period could be materially adversely affected.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.          Commitments and contingencies (Continued)

Litigation (Continued)

In addition, two putative shareholder class action lawsuits have been filed in the United States District Courts for the Southern District of New York against the Company and certain current and former officers and directors of the Company. Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs allege that certain statements regarding OneCoin, later renamed as LinkToken, in the Company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs seek to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (RJS) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. The Company filed a motion to dismiss the amended compliant on August 3, 2018, and the motion of dismiss was granted by United States District Court Southern District of New York on September 11, 2019 and no notice of appeal or motion for extension of time was filed by the plaintiffs within 60 days after entry of the court's motion, therefore the class action was dismissed in November 2019.

29.          Certain risks and concentration

PRC regulations

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online video and online advertising services. Specifically, foreign ownership in an internet content provider or other value-added telecommunication service providers may not exceed 50%. The Group conducts its operations in China principally through contractual arrangements among Giganology Shenzhen, its wholly owned PRC subsidiary, and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct its resource discovery network, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of its operations in China. The Company conducts all of its operations in China through, Shenzhen Xunlei, a variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. If the Company had direct ownership of Shenzhen Xunlei, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, its operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen’s unilateral termination right. None of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

29.          Certain risks and concentration (Continued)

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

As of December 31, 2020, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, certain patent applications are being examined by the State Intellectual Property Office of the PRC.

As of December 31, 2020, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories including registered with World Intellectual Property Organization.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

29.          Certain risks and concentration (Continued)

PRC regulations (Continued)

The following consolidated financial information of the Group’s VIE and its subsidiaries from continuing operations was included in the accompanying consolidated financial statements, before elimination of balances with the Company and its subsidiaries, as of and for the years ended:

	As of December 31,
(In thousands)	2019	2020
Current assets:
Cash and cash equivalents	34,847	14,284
Short-term investments	292	—
Accounts receivable, net	30,686	32,485
Due from related parties	1,644	10,955
Inventories	5,330	1,726
Prepayments and other current assets	20,747	15,712
Total current assets	93,546	75,162
Non-current assets:
Long-term investments	5,337	5,706
Deferred tax assets	985	—
Property and equipment, net	38,417	50,532
Intangible assets, net	9,426	8,857
Goodwill	20,382	22,607
Other long-term prepayments and non-current assets	313	905
Right-of-use assets	8,619	1,915
Restricted cash	2,983	1,541
Total non-current assets	86,462	92,063
Total assets	180,008	167,225
Current liabilities:
Accounts payable (including inter-companies balances with the Company and its subsidiaries of USD 21,297 and USD 30,439 as of December 31, 2019 and 2020, respectively (note a))	45,162	51,027
Due to a related party	2	55
Contract liabilities and deferred income, current portion	31,988	34,040
Income tax payable	2,436	2,500
Accrued liabilities and other payables (including inter-companies balances with the Company and its subsidiaries of USD 152,904 and USD 152,611 as of December 31, 2019 and 2020, respectively (note b))	191,406	185,972
Lease liabilities, current portion	4,621	1,912
Total current liabilities	275,615	275,506
Non-current liabilities:
Contract liabilities and deferred income, non-current portion	1,223	920
Deferred tax liabilities	1,179	1,085
Lease liabilities, non-current portion	4,073	27
Bank borrowings	11,324	19,924
Total non-current liabilities	17,799	21,956
Total liabilities	293,414	297,462

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

29.          Certain risks and concentration (Continued)

PRC regulations (Continued)

Notes:

(a)	Excluding the inter-companies balances with the Company and its subsidiaries of USD 21,297,000 and USD 30,439,000, the balance of accounts payable as of December 31, 2019 and 2020, was USD 23,865,000 and USD 20,588,000, respectively.
(b)	Excluding the inter-companies balances with the Company and its subsidiaries of USD 152,904,000 and USD 152,611,000, the balance of accrued liabilities and other payables as of December 31, 2019 and 2020 was USD 38,502,000 and USD 33,361,000, respectively.

	Years ended December 31,
(In thousands)	2018	2019	2020
Net revenues from continuing operations	231,616	177,520	186,413
Net loss attributable to Xunlei Limited	(40,728)	(56,328)	(10,673)

	Years ended December 31,
(In thousands)	2018	2019	2020
Net cash provided by/(used in) operating activities	7,548	(16,047)	(21,008)
Net cash used in investing activities	(7,925)	(5,001)	(9,160)
Net cash provided by financing activities	2,096	11,707	7,154
	1,719	(9,341)	(23,014)

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

Concentration of customer risk

The top 10 customers accounted for 23%, 31% and 38% of the net revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

Credit risk

As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, restrict cash and short-term investments were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents, restricted cash and short-term investments.

Prior to entering into sales agreements, the Group performs ongoing credit assessments of its customers, taking into account their financial position, credit history and other factors such as current market conditions. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable for the years ended December 31, 2019 and 2020, the addition of allowance for doubtful accounts for the year ended December 31, 2018 was mainly arisen from the cloud computing service to a customer.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

29.          Certain risks and concentration (Continued)

Credit risk (Continued)

The Group is exposed to credit risk in relation to other assets comprised of due from related parties and other receivables, which are typically unsecured. In evaluating the collectability of the balances, the Group considered various factors, including the related parties and third parties’ repayment history and their credit-worthiness. An allowance for credit losses is made when collection of the full amount is no longer probable.

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see note 2(bb)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 168,493,000 as of December 31, 2020, or 58% of the Company's total consolidated net assets. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIE and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

30.        Subsequent events

The Company performed an evaluation of subsequent events through April 26, 2021, which is the date the financial statements were issued, and did not identify any material events or transactions that would require adjustment to or disclosure in the financial statements.

31.        Additional information: condensed financial statements of the Company

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

31.        Additional information: condensed financial statements of the Company (Continued)

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2020.

Condensed Balance Sheets

(In thousands)	December 31, 2019	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	7,683	57,585
Short-term investments	102,555	47,525
Due from subsidiaries and consolidated VIEs	277,241	279,043
Prepayments and other current assets	274	860
Total current assets	387,753	385,013
Non-current assets:
Investments in subsidiaries and consolidated VIEs	(79,165)	(79,936)
Total assets	308,588	305,077
Liabilities
Current liabilities:
Accounts payable	55	55
Due to subsidiaries and consolidated VIEs	9,737	10,750
Contract liabilities and deferred income, current portion	1	1
Accrued liabilities and other payables	1,918	2,118
Total current liabilities	11,711	12,924
Total liabilities	11,711	12,924
Commitments and contingencies
Shareholders’ equity
Common shares	85	84
Treasury shares (29,711,964 shares and 34,475,224 shares as of December 31, 2019 and 2020, respectively)	7	8
Other shareholders’ equity	296,785	292,061
Total Xunlei Limited’s shareholders’ equity	296,877	292,153
Total liabilities and shareholders’ equity	308,588	305,077

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

31.        Additional information: condensed financial statements of the Company (Continued)

Condensed Statements of Operations

	Years ended December 31,
(In thousands)	2018	2019	2020
Operating expenses
Sales and marketing expenses	—	(1)	—
General and administrative expenses	(1,483)	(1,247)	(1,438)
Total operating expenses	(1,483)	(1,248)	(1,438)
Operating loss	(1,483)	(1,248)	(1,438)
Interest income	879	1,496	2
Interest expense	(239)	(75)	(399)
Other income, net	4,646	4,712	2,455
(Loss)/profit from subsidiaries and consolidated VIE
- Continuing operations	(43,221)	(57,787)	(14,361)
- Discontinued operations	139	—	—
Loss before income tax	(39,279)	(52,902)	(13,741)
Income tax expenses	—	(267)	(99)
Net loss	(39,279)	(53,169)	(13,840)
Net loss attributable to Xunlei Limited’s common shareholders	(39,279)	(53,169)	(13,840)

Condensed Statements of Cash Flows

	Years ended December 31,
(In thousands)	2018	2019	2020
Cash flows from operating activities
Net cash used in operating activities	(88,309)	(171,796)	(12,704)
Cash flows from investing activities
Net cash generated from investing activities	37,788	52,359	12,051
Cash flows from financing activities
Net cash used in financing activities	—	—	(4,475)
Net decrease in cash and cash equivalents	(50,521)	(119,437)	(5,128)
Cash and cash equivalents at beginning of year	280,196	229,675	110,238
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	229,675	110,238	105,110