Form 20-F
period 2021-12-31
Xunlei Ltd
filed 2022-04-28
CIK 1510593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.

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

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street

Nanshan District, Shenzhen, 518057

The People’s Republic of China

(Address of principal executive offices)

Naijiang (Eric) Zhou, Chief Financial Officer

Telephone: +86-755-8633-8443

Email: zhounaijiang@xunlei.com

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 337,257,946 common shares (excluding (i) 20,729,830 common shares that are (a) issued to our depositary bank for the purpose of bulk issuance, (b) repurchased by the company, and (ii) 10,889,429 common shares and 274,057 American depositary shares held by Leading Advice Holdings Limited, a share incentive awards holding platform) as of December 31, 2021.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. Solely for the convenience of the reader, the translations of Renminbi amounts into U.S. dollars contained in this annual report were made at RMB6.3757 to US$1.00, the rate released by the State Administration of Foreign Exchange of the People’s Republic of China on December 31, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entity

Xunlei Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entity. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entity, with which we have maintained contractual arrangements and its subsidiaries in China. PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in value-added telecommunication service, and prohibit foreign investment in internet cultural operating service and online transmission of audio-visual programs service. Accordingly, we operate these businesses in China through the variable interest entity, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entity and its shareholders to control the business operations of the variable interest entity. Revenues contributed by the variable interest entity accounted for 99.99%, 99.99% and 95.47% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Xunlei Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in China, Shenzhen Xunlei Networking Technologies Co., Ltd., or Shenzhen Xunlei, which was established in January 2003 to operate our Xunlei internet platform together with its various subsidiaries in the PRC. Investors in our ADSs are not purchasing equity interest in the variable interest entity in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including business operation agreement, equity pledge agreement, powers of attorney, exclusive technology support and services agreement, exclusive technology consulting and training agreement, proprietary technology license contract, intellectual properties purchase option agreement, equity interests disposal agreement, and loan agreements, have been entered into by and among our subsidiary, the variable interest entity and its respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entity and its respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the variable interest entity, and we have consolidated the financial results of the variable interest entity and its subsidiaries in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Agreements that provide us effective control over Shenzhen Xunlei.”

However, the contractual arrangements may not be as effective as ownership in providing us with control over the variable interest entity and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entity in China and its shareholders for our operations, which may not be as effective as ownership in providing operational control the variable interest entity and its subsidiaries” and “—The shareholders of Shenzhen Xunlei may have potential conflicts of interest with us, which may materially and adversely affect our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our PRC subsidiaries with respect to its contractual arrangements with the variable interest entity and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If our PRC subsidiaries or any of the variable interest entity is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entity. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on our future offshore offerings (if any), anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, variable interest entity and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries, the variable interest entity and its subsidiaries in China, including, among others, the value-added telecommunication services license, or VATS License and Online Culture Operation Permit. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices of relevant government authorities, we cannot assure you that we have obtained or will obtain all permits or licenses required for conducting our business in China. For example, neither Shenzhen Wangwenhua, an entity that operates a live streaming business, nor Shenzhen Xunlei, an entity that provides video content display services, is a registered owner of the license for online transmission of audio-visual programs. As a result, it is possible that relevant PRC government authorities could determine that these businesses are operating without sufficient licenses. In addition, we are in the process of application for the registration in the National Internet Audio-Visual Platforms Information Management System under the requirement of Notice 78 (defined below) for operating a live streaming business and providing video content display services. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors— Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial condition and results of operations.”

In addition, our online game operating subsidiaries, Shenzhen Wangwenhua, Shenzhen Xunlei and Xunlei Games, have obtained a VATS License for operating our online games; and Shenzhen Xunlei, holding 100% of the equity interest in Shenzhen Wangwenhua and 70% of the equity interest in Xunlei Games, has obtained an Internet Publishing Services License for the publication of internet games, with an expiry date of September 17, 2022. However, neither Shenzhen Wangwenhua nor Xunlei Games has obtained an Internet Publishing Services License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices of relevant government authorities, we cannot assure you that Shenzhen Wangwenhua and Xunlei Games are not required to obtain Internet Publishing Services Licenses as well. As a result, relevant PRC government authorities may find that certain of our online game operating subsidiaries are engaged in internet publishing services without having the proper license and may penalize us accordingly. In such event, Shenzhen Wangwenhua and Xunlei Games could be ordered to cease the operations of such game publishing services, including to the extent of discontinuing our online games business operated by them, and could be subject to confiscation of illegal income and major equipment, or to fines. For more detailed information, see “Item 3. Key Information—D. Risk Factors— Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from the relevant authorities, including the discontinuance of our online game business.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the variable interest entity, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings (if any) under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Cash and Asset Flows through Our Organization

Under PRC laws, Xunlei Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entity only through loans, subject to satisfaction of applicable registration and approval requirements from the PRC government. For the year ended December 31, 2019, Xunlei Limited, through its intermediate holding companies, provided capital contribution of US$100.0 million to its subsidiaries in China, and extended a loan of US$20.0 million directly to its consolidated variable interest entity in China. Subsequently, there was no additional capital contribution or loan from Xunlei Limited to its subsidiaries or the VIE and the VIE’s subsidiaries in China. For the year ended December 31, 2019, 2020, and 2021, our consolidated variable interest entity received debt financing of US$11.4 million, US$2.5 million and US$23.5 million from our WFOE, respectively.

Xunlei Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the variable interest entity and its subsidiaries in China. As a result, Xunlei Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the variable interest entity in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” and “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated variable interest entity in which we have no legal ownership, totaling US$245.9 million, US$168.5 million and US$169.2 million as of December 31, 2019, 2020 and 2021, respectively. For details, see “Item 3. Key Information—Risk Factors— Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and variable interest entity and its subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

In the year ended December 31, 2019, 2020, and 2021, no assets other than cash were transferred through our organization.

Xunlei Limited has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

The following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax
calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the VIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above is based on the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: once at the VIE level (non-deductible expense) and again at the WFOE level (for presumptive earnings on the transfer). This has the impact of reducing the amount available above from 67.5% to approximately 50.6% of pre-tax income, respectively. We believe this scenario to be remote.

Financial Information Related to Our Consolidated Variable Interest Entity

The following table presents the condensed consolidating schedule of financial information of Xunlei Limited (or the Parent), the WFOE (which is the primary beneficiary of the VIE), our other subsidiaries (excluding the WFOE), and the VIE and VIE’s subsidiaries, for the years ended December 31, 2019, 2020 and 2021 and as of the dates presented.

Selected Consdensed Consolidated Statements of Operations Data

	Year ended December 31, 2021
	Xunlei	Other		VIE and VIE's		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

Inter-company revenues (1) (5)	—	7,153	879	—	(8,032)	—
Third-party revenues	—	10,865	—	228,736	—	239,601
Third-party costs of revenues	—	(8,881)	—	(109,722)	—	(118,603)
Inter-company operating expenses (1) (5)	—	—	—	(8,032)	8,032	—
Third-party operating expenses	(3,302)	(10,281)	(552)	(110,367)	—	(124,502)
Profit from subsidiaries and consolidated VIE (2)	3,935	—	2,913	—	(6,848)	—
Net income attributable to Xunlei Limited	1,191	876	3,059	2,913	(6,848)	1,191

	Year ended December 31, 2020
	Xunlei	Other		VIE and VIE's		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

Inter-company revenues (1) (5)	—	6,355	822	—	(7,177)	—
Third-party revenues	—	4	—	186,679	—	186,683
Third-party costs of revenues	—	(244)	(5)	(92,388)	—	(92,637)
Inter-company operating expenses (1) (5)	—	—	—	(7,177)	7,177	—
Third-party operating expenses	(1,438)	(9,235)	(433)	(101,421)	—	(112,527)
Loss from subsidiaries and consolidated VIE (2)	(14,361)	—	(10,673)	—	25,034	—
Net loss attributable to Xunlei Limited	(13,840)	(3,757)	(10,604)	(10,673)	25,034	(13,840)

	Year ended December 31, 2019
	Xunlei	Other		VIE and VIE's		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group
Inter-company revenues (1) (5)	—	6,482	820	—	(7,302)	—
Third-party revenues	—	3,197	—	178,070	—	181,267
Third-party costs of revenues	—	(190)	(5)	(99,718)	—	(99,913)
Inter-company operating expenses (1) (5)	—	—	—	(7,302)	7,302	—
Third-party operating expenses	(1,248)	(17,822)	(390)	(117,714)	—	(137,174)
Loss from subsidiaries and consolidated VIE (2)	(57,787)	—	(56,328)	—	114,115	—
Net loss attributable to Xunlei Limited	(53,169)	(1,415)	(56,372)	(56,328)	114,115	(53,169)

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2021
	Xunlei	Other		VIE and VIE's		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000

Cash and cash equivalents	32,015	54,802	19,896	16,645	—	123,358
Short-term investments	40,972	68,307	—	6,373	—	115,652
Accounts receivable, net	—	132	—	26,003	—	26,135
Inventories	—	—	—	1,363	—	1,363
Amount due from group companies (3) (5)	107,484	17,969	59,961	3,102	(188,516)	—
Due from related parties	—	175	16	15,387	—	15,578
Prepayments and other current assets	183	267	4,250	7,142	—	11,842
Restricted cash	—	—	—	4,078	—	4,078
Investments in subsidiaries and consolidated VIE (2)	36,324	—	—	—	(36,324)	—
Long-term investments	—	25,028	—	6,467	—	31,495
Due from related parties, non-current portion	—	19,311	—	—	—	19,311
Property and equipment, net	—	240	—	57,417	—	57,657
Right-of-use assets	—	—	—	27	—	27
Intangible assets, net	—	—	—	8,299	—	8,299
Goodwill	—	—	—	23,136	—	23,136
Amount due from group companies, non-current portion (3)	92,917	31,369	—	—	(124,286)	—
Other long-term prepayments and non-current assets	—	103	—	2,684	—	2,787
Total assets	309,895	217,703	84,123	178,123	(349,126)	440,718
Accounts payable	55	2,563	—	23,789	—	26,407
Amount due to group companies (3) (5)	2,546	800	38,438	146,732	(188,516)	—
Due to related parties	1,506	—	—	91	—	1,597
Contract liabilities and deferred income, current portion	—	152	—	36,740	—	36,892
Income tax payable	—	31	49	2,451	—	2,531
Accrued liabilities and other payables	2,141	4,967	—	42,449	—	49,557
Lease liabilities, current portion	—	—	—	18	—	18
Bank borrowings, current portion	—	—	—	2,876	—	2,876
Contract liabilities and deferred income, non‑current portion	—	—	—	845	—	845
Deferred tax liabilities	—	—	—	930	—	930
Bank borrowings, non-current portion	—	—	—	17,291	—	17,291
Lease liabilities, non-current portion	—	—	—	7	—	7
Deficits in subsidiaries and consolidated VIE (2)	—	—	125,916	—	(125,916)	—
Amount due to group companies, non-current portion (3)	—	87,917	5,000	31,369	(124,286)	—
Total liabilities	6,248	96,430	169,403	305,588	438,718	138,951
Total shareholders’ equity/(deficits)	303,647	121,604	(85,280)	(125,916)	89,592	303,647
Non-controlling interests	—	(331)	—	(1,549)	—	(1,880)
Total liabilities, non-controlling interests and shareholders’ equity	309,895	217,703	84,123	178,123	(349,126)	440,718

	As of December 31, 2020
	Xunlei	Other		VIE and VIE's		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000

Cash and cash equivalents	57,585	42,520	22,859	14,284	—	137,248
Short-term investments	47,525	70,296	—	—	—	117,821
Accounts receivable, net	—	—	—	22,983	—	22,983
Inventories	—	—	—	1,726	—	1,726
Amount due from group companies (3) (5)	3,323	43,932	54,925	15,168	(117,348)	—
Due from related parties	—	—	15	10,955	—	10,970
Prepayments and other current assets	860	—	628	10,046	—	11,534
Restricted cash	—	—	—	1,541	—	1,541
Investments in subsidiaries and consolidated VIE (2)	20,064	—	—	—	(20,064)	—
Long-term investments	—	21,028	—	5,706	—	26,734
Property and equipment, net	—	192	1	50,532	—	50,725
Right-of-use assets	—	39	—	1,915	—	1,954
Intangible assets, net	—	—	—	8,857	—	8,857
Goodwill	—	—	—	22,607	—	22,607
Amount due from group companies, non-current portion (3)	175,720	7,663	—	—	(183,383)	—
Other long-term prepayments and non-current assets	—	—	—	905	—	905
Total assets	305,077	185,670	78,428	167,225	(320,795)	415,605
Accounts payable	55	1	—	20,588	—	20,644
Amount due to group companies (3) (5)	10,750	358	—	106,240	(117,348)	—
Due to related parties	—	5,334	—	55	—	5,389
Contract liabilities and deferred income, current portion	1	—	—	34,040	—	34,041
Income tax payable	—	53	—	2,500	—	2,553
Accrued liabilities and other payables	2,118	3,069	141	33,361	—	38,689
Lease liabilities, current portion	—	49	—	1,912	—	1,961
Contract liabilities and deferred income, non‑current portion	—	—	—	920	—	920
Deferred tax liabilities	—	—	—	1,085	—	1,085
Bank borrowings, non-current portion	—	—	—	19,924	—	19,924
Lease liabilities, non-current portion	—	—	—	27	—	27
Deficits in subsidiaries and consolidated VIE (2)	—	—	128,816	—	(128,816)	—
Amount due to group companies, non-current portion (3)	—	64,129	42,444	76,810	(183,383)	—
Total liabilities	12,924	72,993	171,401	297,462	(429,547)	125,233
Total shareholders’ equity/(deficits)	292,153	113,037	(92,973)	(128,816)	108,752	292,153
Non-controlling interests	—	(360)	—	(1,421)	—	(1,781)
Total liabilities, non-controlling interests and shareholders’ equity	305,077	185,670	78,428	167,225	(320,795)	415,605

	As of December 31, 2019
	Xunlei	Other		VIE and VIE's		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000

Cash and cash equivalents	7,683	114,168	5,767	34,847	—	162,465
Short-term investments	102,555	—	—	292	—	102,847
Accounts receivable, net	—	1	—	27,532	—	27,533
Inventories	—	207	—	5,330	—	5,537
Amount due from group companies (3) (5)	6,066	17,225	70,150	8,927	(102,368)	—
Due from related parties	—	—	14	1,644	—	1,658
Prepayments and other current assets	274	145	1,150	14,974	—	16,543
Restricted cash	—	—	—	2,983	—	2,983
Investments in subsidiaries and consolidated VIE (2)	20,835	—	—	—	(20,835)	—
Long-term investments	—	21,028	—	5,337	—	26,365
Deferred tax assets	—	—	133	985	—	1,118
Property and equipment, net	—	353	—	38,417	—	38,770
Right-of-use assets	—	128	—	8,619	—	8,747
Intangible assets, net	—	—	—	9,426	—	9,426
Goodwill	—	—	—	20,382	—	20,382
Amount due from group companies, non-current portion (3)	171,175	22,935	—	—	(194,110)	—
Other long-term prepayments and non-current assets	—	—	—	313	—	313
Total assets	308,588	176,190	77,214	180,008	(317,313)	424,687
Accounts payable	55	293	—	23,865	—	24,213
Amount due to group companies (3) (5)	9,737	7,064	3,369	82,198	(102,368)	—
Due to related parties	—	5,000	—	2	—	5,002
Contract liabilities and deferred income, current portion	1	—	—	31,988	—	31,989
Income tax payable	—	114	—	2,436	—	2,550
Accrued liabilities and other payables	1,918	2,347	73	38,502	—	42,840
Lease liabilities, current portion	—	72	—	4,621	—	4,693
Contract liabilities and deferred income, non‑current portion	—	—	—	1,223	—	1,223
Deferred tax liabilities	—	—	—	1,179	—	1,179
Bank borrowings, non-current portion	—	—	—	11,324	—	11,324
Lease liabilities, non-current portion	—	59	—	4,073	—	4,132
Deficits in subsidiaries and consolidated VIE (2)	—	—	112,153	—	(112,153)	—
Amount due to group companies, non-current portion (3)	—	62,406	39,701	92,003	(194,110)	—
Total liabilities	11,711	77,355	155,296	293,414	(408,631)	129,145
Total shareholders’ equity/(deficits)	296,877	98,917	(78,082)	(112,153)	91,318	296,877
Non-controlling interests	—	(82)	—	(1,253)	—	(1,335)
Total liabilities, non-controlling interests and shareholders’ equity	308,588	176,190	77,214	180,008	(317,313)	424,687

Selected Condensed Consdidated Statements of Cash Flows Data

	Year ended December 31, 2021
	Xunlei	Other		VIE and VIE's		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

Operating activities with external parties	(5,732)	8,654	(8,387)	24,945	—	19,480
Net cash (used in)/generated from operating activities	(5,732)	8,654	(8,387)	24,945	—	19,480
Loans to group companies (4)	(26,391)	(23,527)	—	—	49,918	—
Repayment of loans from group companies (4)	—	19,123	5,302	—	(24,425)	—
Other investing activities with external parties	6,553	(19,755)	—	(19,417)	—	(32,619)
Net cash (used in)/generated from investing activities	(19,838)	(24,159)	5,302	(19,417)	25,493	(32,619)

Loans from group companies (4)	—	26,391	—	23,527	(49,918)	—
Repayment of loans to group companies (4)	—	—	—	(24,425)	24,425	—
Other financing activities with external parties	—	—	—	(223)	—	(223)
Net cash generated from/(used in) financing activities	—	26,391	—	(1,121)	(25,493)	(223)
Net (decrease)/increase in cash and cash equivalents	(25,570)	10,886	(3,085)	4,407	—	(13,362)
Cash, cash equivalents and restricted cash at beginning of year	57,585	42,520	22,859	15,825	—	138,789
Effect of exchange rates on cash, cash equivalents and restricted cash	—	1,396	122	491	—	2,009
Cash, cash equivalents and restricted cash at end of year	32,015	54,802	19,896	20,723	—	127,436

	Year ended December 31, 2020
	Xunlei	Other		VIE and VIE's		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

Operating activities with external parties	649	(8,112)	6,975	(13,423)	—	(13,911)
Net cash generated from/(used in) operating activities	649	(8,112)	6,975	(13,423)	—	(13,911)
Loans to group companies (4)	(1,802)	(2,463)	—	(6,329)	10,594	—
Repayment of loans from group companies (4)	500	—	4,300	502	(5,302)	—
Other investing activities with external parties	55,030	(66,616)	(10)	(9,160)	—	(20,756)
Net cash generated from/(used in) investing activities	53,728	(69,079)	4,290	(14,987)	5,292	(20,756)
Loans from group companies (4)	—	1,723	6,329	2,542	(10,594)	—
Repayment of loans to group companies (4)	—	(500)	(502)	(4,300)	5,302	—
Other financing activities with external parties	(4,475)	—	—	7,154	—	2,679
Net cash (used in)/generated from financing activities	(4,475)	1,223	5,827	5,396	(5,292)	2,679
Net increase/(decrease) in cash and cash equivalents	49,902	(75,968)	17,092	(23,014)	—	(31,988)
Cash, cash equivalents and restricted cash at beginning of year	7,683	114,168	5,767	37,830	—	165,448
Effect of exchange rates on cash, cash equivalents and restricted cash	—	4,320	—	1,009	—	5,329
Cash, cash equivalents and restricted cash at end of year	57,585	42,520	22,859	15,825	—	138,789

	Year ended December 31, 2019
	Xunlei	Other		VIE and VIE's		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group
Purchases of goods and services from group companies (1)	—	—	—	(11,941)	11,941	—
Sales of goods and services to group companies (1)	—	11,941	—	—	(11,941)	—
Other operating activities with external parties	3,854	(27,249)	(534)	(21,720)	—	(45,649)
Net cash generated from/(used in) operating activities	3,854	(15,308)	(534)	(33,661)	—	(45,649)
Capital contribution to group companies (4)	(100,000)	—	—	—	100,000	—
Loans to group companies (4)	(25,750)	(7,167)	(4,300)	(3,369)	40,586	—
Repayment of loans from group companies (4)	2,459	10,413	—	485	(13,357)	—
Other investing activities with external parties	79,339	546	4,376	(5,001)	—	79,260
Net cash (used in)/generated from investing activities	(43,952)	3,792	76	(7,885)	127,229	79,260
Capital contribution from group companies (4)	—	100,000	—	—	(100,000)	—
Loans from group companies (4)	—	5,750	3,369	31,467	(40,586)	—
Repayment of loans to group companies (4)	—	(2,388)	—	(10,969)	13,357	—
Other financing activities with external parties	—	470	—	11,707	—	12,177
Net cash generated from financing activities	—	103,832	3,369	32,205	(127,229)	12,177
Net (decrease)/increase in cash and cash equivalents	(40,098)	92,316	2,911	(9,341)	—	45,788
Cash, cash equivalents and restricted cash at beginning of year	47,781	24,598	2,856	47,695	—	122,930
Effect of exchange rates on cash, cash equivalents and restricted cash	—	(2,746)	—	(524)	—	(3,270)
Cash, cash equivalents and restricted cash at end of year	7,683	114,168	5,767	37,830	—	165,448

(1)	Intercompany sales of goods and services were eliminated at the consolidation level.
(2)	It represents the elimination of the investments in subsidiaries and VIE and VIE's subsidiaries by group companies.
(3)	It represents the elimination of intercompany balances among Xunlei Limited, other subsidiaries, WFOE and VIE and VIE's subisidiaries.
(4)	It represents the elimination of intercompany investing and financing activities among Xunlei Limited, other subsidiaries, WFOE and VIE and VIE's subsidiaries.
(5)	For the years ended December 31, 2019, 2020 and 2021, VIE has incurred US$0.8 million, US$0.8 million and US$0.9 million in fees related to technical services provided by the WFOE and WFOE concurrently recognized the same amounts as revenues. Unsettled balance of such transactions was US$11.7 million and US$12.8 million as of December 31, 2020 and 2021, respectively.
A.	Selected Financial Data

The following selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2019, 2020 and 2021 and the selected consolidated balance sheets data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data and the selected consolidated statements of cash flows data for the years ended December 31, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated statements of operations data and cash flows data for the years ended December 31, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017 and 2018 have reflected the impact of retrospective adjustments for our divestiture of web game business in January 2018. The web game business has been classified as discontinued operations. In 2019, we started to operate web game business again under a different business model by cooperating with third parties. Revenues from new web game business have been included in the continuing operations.

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

The following table presents our selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2017, 2018, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021

	(in thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues, net of rebates and discounts	201,911	232,132	181,267	186,683	239,601
Business tax and surcharges	(1,328)	(1,528)	(602)	(312)	(819)
Net revenues	200,583	230,604	180,665	186,371	238,782
Cost of revenues	(117,876)	(115,667)	(99,913)	(92,637)	(118,603)
Gross profit	82,707	114,937	80,752	93,734	120,179
Operating expenses(1)
Research and development expenses	(66,947)	(76,763)	(68,571)	(55,463)	(61,859)
Sales and marketing expenses	(19,888)	(35,322)	(31,820)	(18,064)	(24,569)
General and administrative expenses	(36,517)	(40,833)	(38,930)	(33,910)	(36,868)
Asset impairment loss, net of recoveries	(13,556)	(6,348)	2,147	(5,090)	(1,206)
Total operating expenses	(136,908)	(159,266)	(137,174)	(112,527)	(124,502)
Operating loss	(54,201)	(44,329)	(56,422)	(18,793)	(4,323)
Interest income	1,967	1,183	1,897	1,471	723
Interest expense	(239)	(239)	(75)	(406)	(95)
Other income, net	7,880	2,810	5,861	4,737	4,678
Shares of loss from equity investees	(1,875)	(307)	—	—	—
(Loss)/income from continuing operations before income tax	(46,468)	(40,882)	(48,739)	(12,991)	983
Income tax benefits/(expenses)	2,252	89	(4,676)	(1,149)	125
(Loss)/income from continuing operations	(44,216)	(40,793)	(53,415)	(14,140)	1,108
Discontinued operations:
Income from discontinued operations	7,538	1,533	—	—	—
Income tax expenses	(1,131)	(230)	—	—	—
Net income from discontinued operations	6,407	1,303	—	—	—
Net (loss)/income	(37,809)	(39,490)	(53,415)	(14,140)	1,108
Less: net income/(loss) attributable to the non-controlling interest	13	(212)	(246)	(300)	(83)
Net (loss)/income attributable to Xunlei Limited’s common shareholders	(37,822)	(39,278)	(53,169)	(13,840)	1,191
Weighted average number of common shares outstanding
Basic	331,731,963	334,965,987	337,845,675	337,429,601	334,707,559
Diluted	331,731,963	334,965,987	337,845,675	337,429,601	335,969,780
Net (loss)/income per share attributable to Xunlei Limited from continuing operations
Basic	(0.13)	(0.12)	(0.16)	(0.04)	—
Diluted	(0.13)	(0.12)	(0.16)	(0.04)	—
Net income per share attributable to Xunlei Limited from discontinued operations
Basic	0.02	0.00	—	—	—
Diluted	0.02	0.00	—	—	—
Net (loss)/income attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic	(0.57)	(0.59)	(0.79)	(0.21)	0.02
Diluted	(0.57)	(0.59)	(0.79)	(0.21)	0.02
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

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021

	(in thousands of US$)
Research and development expenses	2,442	2,645	2,594	916	1,429
Sales and marketing expenses	88	404	381	185	59
General and administrative expenses	5,800	2,245	2,453	1,209	4,682
Total share-based compensation expenses	8,330	5,294	5,428	2,310	6,170
(2)

Each ADS represents five common shares. Net income/(loss) attributable to holders of common shares of Xunlei Limited per ADS is calculated based on net income/(loss) per share attributable to Xunlei Limited and multiplied by five.

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018, 2019, 2020 and 2021.

	As of December 31,
	2017	2018	2019	2020	2021

	(in thousands of US$)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	233,479	122,930	162,465	137,248	123,358
Short-term investments	138,915	196,538	102,847	117,821	115,652
Total current assets	430,783	362,899	316,583	302,282	293,928
Total assets	533,437	455,431	424,687	415,605	440,718
Accounts payable	49,819	22,629	24,213	20,644	26,407
Total current liabilities	141,696	108,035	111,286	103,276	119,878
Total liabilities	150,600	111,251	129,144	125,232	138,951
Total shareholders’ equity	384,997	345,296	296,878	292,154	303,647
Non-controlling interest	(2,160)	(1,116)	(1,335)	(1,781)	(1,880)
Total liabilities and shareholders’ equity	533,437	455,431	424,687	415,605	440,718

The following table presents our selected consolidated statements of cash flows data for the years ended December 31, 2017, 2018, 2019, 2020 and 2021.

	For the Year Ended December 31
	2017	2018	2019	2020	2021

	(in thousands of US$)
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in)/generated from operating activities	(14,216)	(35,608)	(45,649)	(13,911)	19,480
Net cash generated from/(used in) investing activities	35,208	(69,357)	79,260	(20,756)	(32,619)
Net cash generated from/(used in) financing activities	2,561	929	12,177	2,679	(223)
Net increase/(decrease) in cash and cash equivalents and restricted cash	23,553	(104,036)	45,788	(31,988)	(13,362)
Effect of exchange rates on cash, cash equivalents and restricted cash	10,422	(6,513)	(3,270)	5,329	2,000
Cash, cash equivalents and restricted cash at beginning of year	199,504	233,479	122,930	165,448	138,789
Cash, cash equivalents and restricted cash at end of year	233,479	122,930	165,448	138,789	127,436

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

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

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	Our business model is currently undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance and our new business may not be successful;
●	The blockchain industry in China is an emerging industry. The laws and regulations governing the operation of blockchain products and services in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected;
●	Regulatory uncertainties exist with respect to our historical LinkToken operations, which may have a material adverse effect on our business and results of operations;
●	We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers;
●	The intellectual property protection mechanism we have implemented may not always be effective or sufficient. The premium acceleration services, Xunlei Cloud Drive and other value-added services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims, which could be time-consuming and costly. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation;
●	If we are unable to successfully capture and retain the growing number of mobile internet users or if we are unable to successfully monetize our mobile products, our business, financial condition and results of operations may be materially and adversely affected;
●	We may be subject to the risks of overseas expansion;
●	If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected;
●	Our technologies, business methods and services, including those relating to our resource discovery network, may be subject to third-party patent claims or rights, such as issued patents or pending patent applications, that limit or prevent their use;

●	We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings;
●	We may not be able to prevent unauthorized use of our intellectual property or disclosure of our trade secrets and other proprietary information, which could reduce demand for our services and have material and adverse impact on our business, financial condition and results of operations;
●	The revenue model for our live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit;
●	We may fail to offer attractive content for our live streaming services, or attract and retain talented and popular broadcasters, which may materially adversely affect the operation of our live streaming services and its results of operations;
●	We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, if such content is deemed to violate laws or regulations in China and other jurisdictions, or for improper or fraudulent activities conducted on our platform, and authorities in China and other jurisdictions may impose legal sanctions on us and our reputation may be damaged; and
●	System failure, interruptions and downtime, including those caused by cyber-attacks or security breaches, can result in user dissatisfaction, adverse publicity or leakage of confidential information of our users and customers, and our business, financial condition, results of operations may be materially and adversely affected.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, without limitation, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;
●	We rely on contractual arrangements with the variable interest entity in China and its shareholders for our operations, which may not be as effective as ownership in providing operational control the variable interest entity and its subsidiaries; and
●	Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
●	Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform;

●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;
●	Uncertainties with respect to the PRC legal system could adversely affect us; and
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

General Risks Related to The ADSs

In addition to the risks described above, we are subject to general risks related to the ADSs, including, without limitation, the following:

●	The market price of our ADSs may be volatile;
●	You may be subject to limitations on transfer of your ADSs;
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the common shares which are represented by your ADSs are voted; and
●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct almost all of our operations in China and substantially all of our directors and officers reside outside the United States.

Risks Related to Our Business

Our business model is currently undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance and our new business may not be successful.

We launched our then core product, Xunlei Accelerator, in 2004 and cloud acceleration subscription services in 2009 to enable users to quickly access and consume digital media content. Coupled with our core products and services, we also provide a range of internet value-added services. Our cloud acceleration products have maintained nationwide popularity in the past few years. Our business model currently is undergoing significant innovation and continued transition to mobile internet. We have launched several new services and products in recent years, such as cloud computing products and products based on blockchain technology. The evolving business model and expansion into the new services involve new risks and challenges. For example, although our mobile acceleration plug-in has been officially adopted by Xiaomi’s operating systems and installed on Xiaomi phones, we cannot assure you that we will be able to form significant business partnerships with major smartphone makers other than Xiaomi so as to achieve broader acceptance of the Xunlei mobile products. We may also not be able to maintain the rapid growth of revenues from our mobile advertising, from which we generated revenues for the first time in the fourth quarter of 2015. There are also substantial uncertainties with respect to our cloud computing business and blockchain business. The technologies supporting our cloud computing business and blockchain business are new and rapidly evolving. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may experience immediate decline in the growth of our business. In addition, the regulatory environment surrounding these businesses may also be evolving and any unfavorable developments may adversely affect our businesses. Furthermore, the profitability of our new initiatives has yet to be proven. For example, although the blockchain technology is said to be of immeasurable potential, its commercial value is yet to be proved. Despite that we have devoted a significant amount of resources to the development of blockchain technology, we may not be able to realize our expected goals or create sufficient commercial values. As a result, our business, operating results, financial condition may be significantly and adversely affected.

In addition to uncertainties of our new initiatives, our traditional PC-based download acceleration subscriptions also experienced declines in recent years, partly due to the change of our users’ online behaviors and the ongoing and intensified government scrutiny of internet content in China. Although we are continuously improving our existing products and services and rolling out new products and services to attract our subscribers, our efforts may not be successful. Our subscriber base generally declined from 4.4 million as of December 31, 2014 to 3.8 million as of December 31, 2020. As of December 31, 2021, our subscriber base increased back to 4.4 million. See “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers” and “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

We launched ThunderChain, a blockchain infrastructure platform, in 2018. Currently, our strategic focus in the blockchain sector is on the development of blockchain infrastructure. In 2022, we launched a blockchain-based enterprise digital collection service platform to utilize ThunderChain to provide a number of services, including digital collection minting, showcasing and management, among others. The digital collections minted via blockchain technology are permanently preserved in the ThunderChain with unique serial numbers through the deployment of smart contract technology.

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

Laws and regulations in China, such as Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation, prohibit all fungible tokens trading activities, including but not limited to, initial coin offerings, information intermediary and pricing services, derivative transactions, among others. However, due to the lack of laws and regulations specifically addressing non-fungible tokens, or NFTs, substantial uncertainties exist with respect to the definition and scope of NFTs as well as how NFT-related businesses are regulated in China. Therefore, as of the date of this report, it is unclear whether the digital collections provided on our platform would be recognized as NFTs, whether the services we provide would be subject to laws and regulations regulating fungible token trading activities and, if so, how our services would be regulated. New laws or regulations or the interpretation and application of existing laws or regulations concerning token-related services, may be inconsistent with our practices and thus we may need to adjust our business to comply with new laws, regulations and orders from competent governmental authorities, if any, from time to time, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. We cannot assure you that we would be able to satisfy the governmental authorities’ orders or requirements and fully comply with any new token-related rules or interpretations on a timely basis. We might be subject to additional regulatory risks, including adjustment or even termination of our current business practices, and our business and results of operations may be adversely affected.

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

Our platform had approximately 48.0 million monthly unique visitors in December 2021 according to our internal record. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

We experienced a decline in the number of subscribers partly due to the intensified scrutiny over internet content from the Chinese government, and may experience further downward pressure in the future. With a government campaign against inappropriate internet content launched in April 2014, we have put in more efforts to monitor the content on our platform. All the measures we adopt in response to increasing regulatory scrutiny may materially and adversely affect user experience on our platform and make our services less attractive to our subscribers, leading to a decline in the number of subscribers. We saw a reduction of a total of 4.4 million subscribers as of December 31, 2014, and permitted temporary suspension of services by about 350,000 existing subscribers as of December 31, 2014. Although the permitted temporary suspension of services gradually reduced to 173,000 existing subscribers as of December 31, 2021, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a further decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Internet, technology and media companies are frequently involved in litigations based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain contents and games on our network, websites, products or services infringe their copyrights or the copyrights of third parties. These notices may contain threats to take legal actions against us or requests for cessation of distribution, marketing or displaying such contents or games on our network, websites, products or services. As of the date of this annual report, we are involved in 12 pending copyright lawsuits in China. Almost all of these claims alleged that contents on our network, products or services constitute infringements of the plaintiffs’ copyrights. The total amount of damages claimed in these pending copyright lawsuits is approximately RMB5.6 million (US$0.9 million). See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” While we believe that none of these pending lawsuits are likely to have a material adverse effect on our business, claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, with or without merit, may lead to damage awards and/or court orders, diversion of our management’s attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects.

We provide subscribers with limited space to temporarily store content downloaded on our servers for optimal acceleration performance. Subscribers may also request our cloud servers to transmit a file on their behalf and download it to their local storage. We also provide users with cloud storage services through Xunlei Cloud Drive, which allows users to download and upload documents, images, audios, videos and other files to cloud servers at an accelerated speed. See “Item 4. Information on the Company—B. Business Overview—Our Platform.” In addition, certain of our services allow users to upload files and various media contents after they create accounts with us, converting the files into links and sharing such links with designated persons. We do not provide users with any links to third parties, nor do we download or save any contents from third parties for our users on our own initiative. Although we have made commercially reasonable efforts to request users to comply with applicable intellectual property laws, we cannot ensure that all of our users have the rights to use, transmit or share these contents if such content infringes third-party intellectual property rights. We have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review contents available on our platform, and remove contents promptly once we receive notice of infringement from the legitimate right holder. See also “Item 4. Information on the Company—B. Business Overview— Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content accessible through our acceleration services and other value-added services, we cannot guarantee the effectiveness of our current implementation of intellectual property protection mechanisms and measures. We may be liable for temporarily storing or transmitting content or creating links representing content on behalf of our subscribers if such content infringes third-party intellectual property rights, and any such potential legal liabilities could materially and adversely affect our business.

The validity, enforceability and scope of protection of intellectual property in internet-related industries in different jurisdictions are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in resolving commercial disputes in our business expansion in overseas countries, we face a higher risk of intellectual property infringement claims. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of internet dissemination in December 2012 which was revised in December 2020 and became effective on January 1, 2021. This judicial interpretation provides that the courts will require service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from rights holders, but also links or content they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. This interpretation may subject us and other internet service providers to significant administrative burdens and litigation risks. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulation on Intellectual Property Rights.” Interested parties may lobby for more robust intellectual property protection in jurisdictions in which we conduct business or may conduct business, and intellectual property laws in China and other such jurisdictions where we have business operations such as the Middle East and Southeast Asia may become less favorable to our business. Intellectual property litigation may be expensive and time-consuming and could divert management attention and resources. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or seek royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain the required licenses on a timely basis could harm our business. Any intellectual property litigation and/or any negative publicity by third parties alleging our intellectual property infringement could have a material adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or, in extreme cases, terminate some of our services. Any of such changes could materially affect our users’ experience and in turn have a material adverse impact on our business.

In addition, as our business expands overseas, we may be subject to intellectual property infringement claims and lawsuits in jurisdictions other than China, such as the Middle East and Southeast Asia. The costs of performing these procedures and obtaining authorization and licensing for the growing content on our platform and use of such content in the various jurisdictions into which we may expand our business may increase, which could materially and adversely affect our business, financial condition and results of operations.

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

We have been exploring opportunities in overseas market. In 2021, we launched Hiya, an audio live streaming platform in overseas markets. Currently, users of this product are mainly from the Middle East and Southeast Asia. Operating business internationally may expose us to additional risks and uncertainties. As we have very limited experience in operating our business in overseas markets, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively in overseas markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and are subject to a variety of risks, including difficulties in obtaining licenses, approvals or other applicable government authorizations, content controls imposed by local authorities, uncertain enforcement of our intellectual property rights, potential claims for intellectual property infringements and the complexity of compliance with foreign laws and regulations. Compliance with applicable laws, regulations and rules related to our business, including those related to live streaming services, content restrictions, data privacy, virtual items, anti-corruption laws, anti-money laundering and protection of minors, results in costs and potential risks in doing business in multiple jurisdictions including the Middle East and Southeast Asia. In some cases, compliance with the laws and regulations in one jurisdiction may result in a violation of the laws and regulations of another jurisdiction. As we expand our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each jurisdiction and successfully adapt our business model to local market conditions. Due to the complexities involved in the expansion of our business globally, we cannot assure you that we will be able to comply with all local laws or regulations, including licensing requirements, in a timely or complete manner.

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

We cannot assure you that our technologies, business methods and services, including those relating to our resource discovery network, will be free from claims of patent infringements, and that holders of patents would not seek to enforce such patents against us in China, the United States or any other jurisdictions. For example, we were involved in a patent infringement case in China. The plaintiff alleged that our acceleration service infringed the plaintiff’s patent rights. In November 2018, the court dismissed the plaintiff’s all claims. The plaintiff subsequently appealed but its claims were dismissed by the appellate court as well. In March 2020, the plaintiff filed a petition to retrial case. In April 2020, the court has declined to retry the case. We are currently not involved in any patent infringement case in China. We believe that our products do not infringe any third-party patents of which we are aware. However, our analysis may have failed to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our business, and our results of operations could be materially and adversely affected.

We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings.

We may be subject to claims or lawsuits outside China, such as the United States, the Middle East and Southeast Asia, by virtue of our listing in the United States, the ownership of our ADSs by investors, doing business in overseas markets, the extraterritorial application of foreign law by foreign courts or for other reasons. We have attracted and expect to continue to attract attention from intellectual property owners outside of China. With the expansion of our overseas business, users in different jurisdictions such as the Middle East and Southeast Asia are able to access our products and services. If we are determined to be bound by the copyright laws and regulations in jurisdictions outside China by virtual of allowing users in those jurisdictions to access our products and services, we would be subject to heightened risks of intellectual property infringement liabilities. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our website, (iii) discontinue products or services, (iv) disable access through our service to certain sites or content; (v) terminate users; and/or (vi) seek royalty or license agreements that may not be available on commercially reasonable terms or at all.

In addition, as a publicly listed company, we may be exposed to increased risk of litigation. For example, we were involved in shareholder class action lawsuits in the United States. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may be involved in more class action lawsuits in the future. While we believe the claims are without merit, such kinds of lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

We provide live streaming services to users in China mainly through Xunlei Live and Xunlei mobile app. In 2021, we further launched Hiya, an audio live streaming platform, in overseas markets in 2021. The users of Hiya currently are mainly from the Middle East and Southeast Asia. We expect to increase our revenue from living streaming services through launching this new live audio streaming product in overseas markets. In 2021, revenue from live streaming business was US$35.1 million, accounting for 14.7% of our total revenues in 2021. The live streaming industry is highly competitive and there are several well-established and successful players in this market. We may not be able to compete effectively with our competitors and realize intended growth of our live streaming business. We are not sure whether our products will be accepted by the market and generate projected revenues. The user demand may also change, decrease substantially or dissipate and we may fail to anticipate and serve user demands effectively and timely. Although we factor in industry standards and expected user demand in determining how to optimize virtual item merchandizing effectively, if we fail to properly manage the supply and timing of our virtual items and their appropriate prices, our users may be less likely to purchase these virtual items from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement the virtual items-based revenue model for live streaming, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business may be difficult to evaluate.

Hiya is available in overseas markets. Each different country or region has different regulations and judicial systems. We cannot assure you that we will be able to carry out business operations in different jurisdictions in a fully compliant manner. Once the relevant regulatory authorities in these countries or regions believe that our products or services violate the relevant laws and regulations of the country or region, they have the right to take legal measures such as ordering us to cease business operations and imposing administrative penalties, which could materially and adversely affect our live streaming business in overseas markets. In addition, the legal systems of different countries and regions such as the Middle East and Southeast Asia may not be as developed. Once disputes or lawsuits arise in connection with our business in these countries and regions, it may be difficult for us to obtain effective remedies, which may adversely affect our business operations, results of operations and financial condition.

We may fail to offer attractive content for our live streaming services, or attract and retain talented and popular broadcasters, which may materially adversely affect the operation of our live streaming services and its results of operations.

We offer live streaming content. Our content library is constantly evolving and growing to meet users’ evolving interests. We actively track viewership growth and community feedback to identify trending content and encourage our broadcasters to create content that caters to users’ constantly changing taste. However, if we fail to continue to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial condition.

In addition, we largely rely on our broadcasters to create high-quality and fun live streaming content. Popular broadcasters are key to the success of our live streaming services. We have in place a comprehensive and effective incentive mechanism to encourage broadcasters to supply content that are attractive to our users. We have also entered into multi-year cooperation agreements that contain exclusivity clauses with popular broadcasters. However, if any of those broadcasters and/or the talent agencies decides to breach the agreement or chooses not to continue the cooperation with us once the term of the agreement expires, or if we fail to attract new talented and productive broadcasters, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our results of operations and financial condition.

We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, if such content is deemed to violate laws or regulations in China and other jurisdictions, or for improper or fraudulent activities conducted on our platform, and authorities in China and other jurisdictions may impose legal sanctions on us and our reputation may be damaged.

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

We believe that maintaining and enhancing our Xunlei brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers, subscribers and paying users. If we fail to sustain or improve the strength of our brand, we may subsequently experience difficulty in maintaining market share. We have developed our reputation and established a leading position by providing our users with superior acceleration services and cloud computing services. We will continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or our marketing or promotion practices, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users and advertisers. Historically, there has been negative publicity about our company, our products and services and certain key members of our management team, which have adversely affected our brand, public image and reputation. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected.

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

We rely on information technology systems to process, transmit and cache or store electronic information in our day-to-day operations, including customer, employee and company data. The secure processing, maintenance and transmission of this information are critical to our operations and the legal environment surrounding information security, storage, use, processing, disclosure and privacy is demanding with the frequent imposition of new and changing requirements. We also store certain information with third parties. Our information systems and those of our third-party vendors are subjected to computer viruses or other malicious codes, unauthorized access attempts, and cyber- or phishing-attacks and also are vulnerable to an increasing threat of continually evolving cybersecurity risks and external hazards, as well as improper or inadvertent staff behavior, all of which could expose confidential company and personal data systems and information to security breaches. Any such breach could compromise our networks, and the information stored therein could be accessed, publicly disclosed, lost or stolen. Such attacks could result in our intellectual property and other confidential information being lost or stolen, disruption of our operations, and other negative consequences, such as increased costs for security measures or remediation costs, and diversion of management attention. Any actual or perceived access, disclosure or other loss of information or any significant breakdown, intrusion, interruption, cyber-attack or corruption of customer, employee or company data or our failure to comply with federal, state, local and foreign privacy laws or contractual obligations with customers, vendors, payment processors and other third parties, could result in legal claims or proceedings, liability under laws or contracts that protect the privacy of personal information, regulatory penalties, disruption of our operations, and damage to our reputation, all of which could materially adversely affect our business, revenue and competitive position. For example, in 2020, a few individual users had taken advantage of a technical flaw of certain of our products to make fraudulent purchases and managed to cash out. We have promptly identified and patched the technical flaw. While we will continue to implement additional protective measures to reduce the risk of and detect cyber-incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. Our protective measures may not protect us against attacks and such attacks could have a significant impact on our business and reputation.

In addition, there has been a trend tightening the regulation of privacy and user data protection globally. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. For example, the National Information Security Standardization Technical Committee issued the latest Standard of Information Security Technology—Personal Information Security Specification, which came into effect in October 2020. Under such standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal information controller should follow the principles of legality, justification and necessity in handling personal information. The personal information controller should obtain a consent from a personal information provider and provide such personal information provider an independent choice when the product or service offered by the personal information controller has multiple functions. In addition, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Administrative Provisions on Algorithm Recommendations of Internet Information Services on December 31, 2021, with effect from March 1, 2022, which requires algorithm recommendation service providers to establish and improve their management systems and technical measures for, among others, data security and personal information protection.

Moreover, the PRC Civil Code, the PRC Cyber Security Law, the Personal Information Protection Law, and the PRC Data Security Law protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in a proper manner, and obtain consent from internet users prior to the collection, use or disclosure of internet users’ personal data. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Privacy” and “Regulations on Information Security and Censorship.” These laws and regulations are relatively new and substantial uncertainties exist with respect to the interpretation and implementation of these laws and regulations. We may need to adjust our business practice to comply with these cyber security and data security requirements from time to time.

Since January 2019, in order to better implement the PRC Cybersecurity Law and the PRC Law for the Protection of Consumer Rights and Interests, relevant PRC government departments have jointly launched ongoing nationwide special rectification programs relating to the illegal collection and use of personal information by mobile apps. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, or the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation jointly promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify illegal collection and use of personal information through mobile apps, for the app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance. Moreover, the PRC Constitution, the PRC Criminal Law, the Civil Code of the PRC and the PRC Internet Security Law protect individual privacy in general, which require certain authorization or consent from internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. On July 19, 2021, the MIIT issued a list of the applications that infringe users’ interests and rights. Shenzhen Xunlei was identified as having misled users to click to enter other information pages or third-party application download pages without clear notification on the homepage. We promptly took actions in response to the identified issue and completed the required rectification. On July 23, 2021, the MIIT launched the 2021 Special Rectification Program, aimed at rectifying disruption of market order, infringement on users’ rights and interests, threats on data security, and violation of relevant regulations on qualifications and resources management by the internet companies. In October, 2021, we received two notices from the Guangdong Communication Administration, who found that our system had sensitive information leakage risk. We promptly fixed the vulnerabilities as required. In December 2021, the Guangdong Communication Administration conducted an onsite inspection of Shenzhen Xunlei. Shenzhen Xunlei took actions in response to the issues identified by the authority during the inspection and completed the rectification as required.

As we expand our business overseas, we are subject to laws and regulations and other policies in different jurisdictions related to the collection, use, retention, security, transfer or other processing of identifiable personal information. We may need to comply with increasingly complex and stringent regulations protecting business and personal data in the United States, Europe and other jurisdictions. These legal requirements are constantly evolving and impose different obligations in different jurisdictions. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. New privacy laws continued to come into effect around the world in 2020, with one of the most significant being the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020. Compliance with existing, proposed and recently enacted laws, including implementation of the privacy and process enhancements called for under GDPR, CCPA and regulations from other legislations, can be costly as these laws may be interpreted and applied in ways that are inconsistent with our business practices. Compliance with emerging and evolving requirements in multiple jurisdictions may result in us changing our business practices, which could adversely affect our business and results of operations. We cannot assure you that we will be able to comply with the requirements of laws and regulations in different jurisdictions and other laws and regulations in a timely manner or in full. Any inability, or perceived inability, to adequately address privacy laws and regulations laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in various administrative penalties, including fines, suspension of business operations in local jurisdictions and reputational damage.

Our results of operations could be materially and adversely affected if our cooperation with Itui regarding online advertising is unsuccessful. We may also be subject to penalties from relevant authorities due to certain actions or inactions of Itui in connection with online advertising, which is beyond our control.

We realized growth of the revenue from our online advertising services from US$16.9 million in 2016 to US$27.8 million in 2018. However, revenue from our online advertising service decreased to US$15.6 million in 2019, and further decreased to US$13.2 million in 2020, primarily due to a generally decreased demand for our online advertising services. In May of 2020, we entered into an advertising revenue sharing agreement with a subsidiary of Itui International Inc., our largest shareholder. In 2021, we renewed such agreement with the subsidiary of Itui International Inc. Under such agreement, Itui provides us with online traffic monetization services, including the operation and placement of advertisements, research and technology support with respect to advertising systems, business algorithm platform as well as content recommendation and other optimization services. By outsourcing our advertising business to Itui, we hope to take advantage of Itui’s advanced precision targeting algorithm to achieve better placement of advertisement. However, we cannot assure you that we can further improve the results of operations of online advertising through such cooperation in the future. In 2021, we recorded revenue from our online advertising service of US$12.3 million. In our cooperation with Itui, we require Itui to comply with all relevant laws and regulations regarding advertising business. However, we have no control over Itui and we cannot assure you that Itui will be able to operate the advertising business and its advertising platform legally and successfully. We may still be liable for certain circumstances in connection with Itui that are beyond our control, and our business may also be negatively affected. In addition, if we are unable to maintain our cooperation with Itui for whatever reasons and we are unable to find a suitable replacement in a timely manner, or at all, our advertising revenue may experience significant decline. As a result, our business and financial condition may be negatively affected.

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

We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial condition and results of operations.

Our business is subject to governmental supervision and regulations by the relevant PRC governmental authorities including the State Council, the MIIT, the National Radio and Television Administration, or NPPA the National Press and Publication Administration, or the NPPA, the Ministry of Culture and Tourism (established in March 2018 as a result of institutional reform integrating the Ministry of Culture, and the Ministry of Tourism), or MOCT and other relevant government authorities. Together these government authorities promulgate and enforce regulations that cover many aspects of operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

We are advised by our PRC legal counsel that a license for online transmission of audio-visual programs is required for the display of video content, including live streaming content, on our platform. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on online transmission of audio-visual programs.” We used to be a registered owner of such license when we were operating Xunlei Kankan business. However, when we disposed of Xunlei Kankan business to a purchaser in July 2015, the registered owner of such license was also changed to the purchaser. After the disposal, Shenzhen Wangwenhua started to operate a live streaming business through Xunlei Live website and mobile app. As advised by our PRC legal counsel, a license for online transmission of audio-visual programs is required for providing video content display services and operating a live streaming business. In June 2018, Shenzhen Wangwenhua acquired 80% of the equity interest of Henan Tourism Information Co., Ltd., or Henan Tourism, from an independent third party. Henan Tourism is a registered owner of the license for online transmission of audio-visual programs. However, neither Shenzhen Wangwenhua nor Shenzhen Xunlei, the entity that operates both license-required businesses, is a registered owner of the license for online transmission of audio-visual programs. As a result, relevant PRC government authorities may find that we are operating license-required business without obtaining a proper license, and thus may issue warnings, order us to rectify our violating operations and impose fines on us. In the case of serious violations as determined by relevant authorities at its discretion, they may ban the violative operations, seize our equipment in connection with such operations and impose a penalty of one to two times of the amount of the total investment in such operations.

The cloud computing services we provide to the internet users may be deemed to have included the content distribution network (CDN) services. Pursuant to the Notice of Ministry of Industry and Information Technology on Cleaning up and Standardizing the Internet Network Access Service Market, we have to update our existing VATS License to specifically cover the CDN services. Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, a subsidiary of Shenzhen Xunlei, and a subsidiary of Shenzhen Onething have obtained the VATS Licenses that cover the CDN services.

Our business model for CDN services, namely, a shared computing model and network, is relatively new and there are no laws or regulations on this specific model so far. It is possible that the relevant PRC authority may in the future decide that we are operating certain businesses without the proper licenses or approvals. Were that to happen, we would be warned, fined, ordered to rectify our violations or be imposed restrictions or even suspension on our relevant business. In addition to the above, if the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business, it has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

Furthermore, we operate our cloud computing business that integrates the idea of shared economy model and are subject to risks related to this business model. We cannot assure you that our cooperation with all third parties for our cloud computing business complies with all laws and regulations. For example, we cannot assure you that our third-party service providers have obtained or applied for all permits and licenses required for providing relevant services to us. We cooperate with various third-party service providers to provide Internet Data Center (IDC) and Internet Service Provider (ISP) services for our CDN services. As PRC laws and regulations require IDC and ISP service providers to obtain the corresponding IDC licenses and ISP licenses, we require our third-party service providers to obtain such licenses. However, we cannot assure you that these third-party services providers maintain or are able to obtain in a timely manner or at all the required licenses. If our third-party service providers fail to obtain or maintain relevant approvals, licenses or permits required for operating such businesses, our third-party service providers could be subject to liabilities, penalties and operational disruptions. Even if these service providers are able to maintain proper licenses, it is possible that the services and bandwidth resources they provide may not meet our requirements.

Violation of existing or future laws, regulations or regulations on collection and use of personal data could damage our reputation, deter current and potential users from using our services and substantially harm our business and results of operations.

Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries, variable interest entity and its subsidiaries are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without such users’ consent. Relevant laws and regulations also require internet operators to take measures to ensure confidentiality of users’ information. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on internet privacy.” In November 2019, the MIIT issued the Notice on Carrying Out the Special Rectification of App Infringement on Users’ Rights and Interests. Based on such notice, the MIIT required a number of mobile apps to be removed from application stores as these apps infringed users’ rights and interests and rectifications cannot be completed within a specified period of time.

To comply with relevant laws and regulations, we have established information security systems to protect user’s privacy, we also have adopted a risk detection mechanism for data security defects and vulnerabilities, and set up an emergency response mechanism for data security incidents. We also periodically review our privacy policies and amend as needed based on the development and changes of the personal information we collect and process to ensure that we comply with relevant requirements such as obtaining users’ prior consent before the collection and processing of their personal information. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply with relevant laws and regulations may result in proceedings or actions against us by government entities or others, and could damage our reputation. For example, in September, 2021 one of our mobile applications received a notice from a regulatory authority for failing to explicitly inform users in our privacy policy that their device information would be provided to third parties’ SDKs. In response, we have modified the privacy policies of the product to the regulator’s satisfaction. However, we cannot guarantee you that regulatory authorities will not find our privacy policies insufficient again in the future, and we may be ordered to modify our privacy policies and make rectifications to meet the requirements of relevant laws or regulations. If we fail to make modifications or rectifications to the satisfaction of relevant regulatory authorities, we may subject to administrative penalties or even removals of our mobile applications.

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

We generated a large portion of our revenue from the sales of CDN in 2021. As of December 31, 2021, we have a considerable portion of accounts receivable arising from the sales of CDN. In addition, we have outsourced our advertising operations to Itui in 2020. As a result, we generated a considerable portion of revenues from the advertising revenue sharing agreement we entered into with Itui, which resulted in a large account receivable as well. Thus, the financial soundness of our customers purchasing CDN from us, Itui, advertising agencies, or advertisers may affect our collection of accounts receivable. In general, a credit assessment of our CDN purchasers will be made to evaluate the collectability of the service fees before entering into any business contracts, and we require Itui to do the same with advertising agencies or advertisers. However, we cannot assure you that we or Itui will always be able to accurately assess the creditworthiness of each CDN purchaser, advertising agency, or advertiser, as applicable. Any inability of Itui, advertisers, advertising agencies or CDN purchasers, especially those that accounted for a significant percentage of our accounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. For example, we made a provision for our accounts receivable of US$7.6 million in 2018 due to a CDN purchaser’s prolonged overdue payment and its shutdown of operations. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that Itui has business relationships with demand higher rebates for their agency services, or if we are unable to collect account receivable from Itui pursuant to our revenue sharing agreement in a timely manner, our results of operations will be materially and adversely affected.

We had net operating cash outflows in 2019, 2020 and may be subject to liquidity pressure in the future if we cannot generate sufficient cash from our operating activities in the future.

We had net operating cash outflows of US$45.6 million in 2019 and US$13.9 million in 2020. In 2021, we had net cash generated from operating activities of US$15.8 million in 2021. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating activities” for reasons of such net operating cash outflows. We cannot guarantee we will be able to generate positive and sufficient cash flows from operating activities in the future. If we have negative cash flows from operating activities in the future, our business, results of operations and liquidity may be adversely affected.

In addition, we are constructing a building which will be used as our research and development center and headquarters. We planned to invest RMB600.0 (US$94.1 million) million at the beginning of the project planning. Based on our latest estimates, we expect to invest a total of RMB450.0 million (US$70.6 million) for this construction project. In 2019, we entered into a loan facility agreement with a commercial bank to finance the construction project. The land use right and the building under construction were mortgaged to the bank and one of our subsidiaries also provided a guarantee to the bank. The maximum amount of loans we are able to take out is RMB400.0 million (US$62.7 million). As of December 31, 2021, we took out RMB128.6 million (US$20.2 million). We plan to take out another loan under this facility for no more than RMB130.0 million (US$20.4 million) in the near future depending on the progress of the construction project. As of the date of this annual report, we anticipate the construction project will be completed within our budget. Although we had cash, cash equivalents and short-term investments of US$239.0 million as of December 31, 2021, we may be under liquidity pressure if we are unable to generate sufficient cash from our operating activities in the future, unable to renew our bank loans, or if the actual cost of the construction project goes beyond our estimated costs. In addition, we plan to complete the construction by the second half of 2022 and relocate to the new building afterwards. However, we cannot assure you that we will definitely be able to complete the construction by then due to a number of factors that are beyond our control including outbreak of pandemic, weather conditions, force majeure, labor disputes and government regulations. For example, the completion of the construction project is subject to government approval. Further, the sporadic outbreak of COVID-19 cases in China has caused and may continue to cause delay in our planned use of the building. We cannot guarantee you that relevant government authorities will grant us approval in our expected timeline. If we are unable to move into the new building as in our expected timeline, we will have to continue to pay office rental expenses. In addition, we may lease certain floors of the building to other parties and use the rental we receive to pay loan interest. If the new building cannot be put into use in our expected timeline, we will have to pay loan interest from our existing cash, which will increase our liquidity pressure. In the worst-case scenario, if we are unable to repay the loan, the bank may foreclose our building. As a result, we may have to rent other office space to continue our business operations and incur additional costs. Furthermore, we engaged a reputable national construction company to construct the building and a professional real estate consulting firm to manage the process. Disputes between construction company/real estate consulting firm/other construction service providers and us have arisen and may continue to arise in the future, which may cause delay to the completion of the construction project. For example, we have a pending lawsuit with a constructing company of our headquarters construction project, which may adversely affect our financial condition if we lose the case. The lawsuit may also divert our management’s attention and subject us to additional costs.

We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.

We have cooperated with third parties to operate certain web games since 2019. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Online game services.” Operating online games in China requires several permits and approvals. For example, as advised by our PRC legal counsel, a VATS License is required for operating online games and an Internet Publishing Services License is required for operating internet publishing services, which is defined as offering internet publications to the public through the internet. Our online game operating subsidiaries, Shenzhen Xunlei, Shenzhen Wangwenhua and Xunlei Games, have obtained the VATS License for operating our online games. Shenzhen Xunlei, which holds 100% of the equity interest in Shenzhen Wangwenhua and 70% of the equity interest in Xunlei Games, has obtained an Internet Publishing Services License for the publication of internet games, with an expiry date of September 17, 2022. However, neither Shenzhen Wangwenhua nor Xunlei Games has obtained the Internet Publishing Services License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices of relevant government authorities, we cannot assure you that relevant government authorities would not require Shenzhen Wangwenhua and Xunlei Games to obtain the Internet Publishing Services Licenses as well. As a result, relevant PRC government authorities may find that certain of our online game operating subsidiaries are operating internet publishing services without proper license and thus may penalize us accordingly. If that were to happen, we would be subject to orders to the shut-up the website or delete all relevant online publications, confiscation of illegal income and major equipment or fines. In addition, according to relevant regulations, an online game has to be scrutinized by and obtain an approval number (ISBN number) from the NPPA before it is allowed to be launched online. In our cooperation with online game providers, we require that ISBN numbers have to be obtained for the online games within the scope of our cooperation. However, as we are not the developers or publishers of those online games, we cannot assure you that the ISBN numbers of those online games are obtained strictly in compliance with relevant legal requirements and procedures without any defects or relevant amendment filings are made in compliance with relevant legal requirements. If the ISBN numbers are obtained not in compliance with relevant laws and regulations or amendment filings are not made timely, relevant government authorities may impose fines on us, confiscate our income generated from operating such online games and require us to delete all relevant online publications or discontinue our online game business.

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

In October 2019, General Administration of Press and Publication issued the Notice by the General Administration of Press and Publication of Preventing Minors from Indulging in Online Games, or Anti-indulgence Notice, which imposed an array of restrictive measures to prevent underage users to indulge in online games. For example, the Anti-indulgence Notice requires game operators to implement the real-name registration system for players of online games and take effective measures to restrict underage players from using paid services that are inconsistent with their capacity for civil conduct. Furthermore, on August 30, 2021, the NPPA issued the Notice on Further Strict Management to Prevent Minors from Indulging in Online Games, which requires all online game operators to provide services to minors only on any Friday, Saturday, Sunday and statutory holidays from 8:00 p.m. to 9:00 p.m., i.e. for one hour, and not to provide online games in any form to users who have not registered or logged in with their real names. We have implemented a real-name registration system for our online games. Game operators or developers of the online games on our platform are able to access to our real-name registration system and implement their anti-indulgence measures based on the identity information in our system. In addition to the real-name registration system already in place, we have adjusted the systems in the games we operate to comply with the requirements under this notice. In February 2021, Shenzhen Press and Publication Bureau issued the Notice on Interface Docking of Anti-indulgence and Real Name Registration System to Prevent Minors from Indulging in Online Games, which requires all the online game enterprises in Guangdong Province to file the application before April 30, 2021, and all such games to connect with the National Anti-Indulgence and Real-Name Registration System established by Publication Bureau of the Publicity Department of the CPC Central Committee before June 1, 2021. As of the date of this annual report, we have completed the requisite filing and connected our online games to the National Anti-Indulgence and Real Name Registration System as required. However, if any third-party online game operators, developers or we fail to comply with the above requirements, we may have joint or several liabilities and thus be subject to administrative penalties. Penalties under the Anti-indulgence Notice include fines and other penalties such as taking corrective actions during specified periods, shutting down of our online games operations and license revocation due to the fact that we did not implement those restrictions pursuant to the Anti-indulgence Notice. If any of the above were to happen, our online game business and results of operations would be negatively affected.

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

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In April 2015, the SCNPC enacted the Advertisement Law, which took effect on September 1, 2015 and was last amended on April 29, 2021, to further strengthen the supervision and management of advertisement services. Pursuant to the Advertisement Law, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to specifically regulate internet advertising activities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on advertising business” for details. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the relevant advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to eliminate the effect of illegal advertisement and cessation of publishing the advertisement. In circumstances involving serious violations, the State Administration for Industry and Commerce, or the SAIC, or its local branches may revoke violators’ licenses or permits for their advertising business operations.

To fulfill these monitoring functions specified by the PRC laws and regulations set forth above, we have taken several measures. Before we outsourced our advertising business to Itui in 2020, in almost all of our advertising agreements, we required the advertising agencies or advertisers that entered into agreements with us to: (i) ensure the advertising content provided to us is true, accurate and in full compliance with PRC laws and regulations; (ii) ensure such content does not infringe any third-party’s rights and interests; and (iii) indemnify us for any liabilities arising from such advertising content. We outsourced our advertising business to Itui in 2020 and required Itui to set up an effective review mechanism for each advertisement it placed on our websites and platform so as to ensure the contents are in full compliance with relevant legal requirements. However, we cannot assure you that all the contents contained in such advertisements are true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition and results of operations.

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

The channels for the payment of our services and products typically comprise third-party online system, fixed phone line and mobile phone payment. A significant portion of the payments have been made through our online payment system since 2014. Although we have been able to control our payment handling charges by encouraging our subscribers to use the third-party online payment system which charges relatively lower levels of handling fees compared with other payment channels, we cannot assure you that these third-party payment service providers will not increase fee levels charged to us or we are able to continuously maintain our cooperative relationship with them in commercially acceptable terms. Also, the subscribers may change their habits to make payments through mobile phones or other third-party online payment channels with higher costs. If that were to happen in the future, or if we fail to minimize the associated payment handling charges, our results of operations may be adversely affected due to any suspension of these payment channels and we may not be able to find any suitable alternatives in a timely manner, or at all.

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

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. In June 2020, we terminated our 2010 share incentive plan, 2013 share incentive plan and 2014 share incentive plan and adopted a 2020 share incentive plan, or the 2020 Plan. Upon the termination of our then-existing share incentive plans, the awards that are granted and outstanding under those share incentive plans and the evidencing original award agreements shall remain effective and binding under the 2020 Plan, subject to any amendment and modification to the original award agreements that we shall determine. Under the 2020 Plan, we are authorized to issue a maximum number of 31,000,000 common shares of our company upon exercise of the options or other types of awards. There were also 4800,000 unvested restricted shares that survived the termination of our previous share incentive plans and remained outstanding under the 2020 Plan. As of March 31, 2022, 25,184,375 restricted share units had been granted and outstanding under the 2020 Plan. As of March 31, 2022, our unrecognized share-based compensation expenses relating to the awards outstanding under the 2020 Plan amounted to US$16.9 million. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans” for details.

We will issue the equivalent number of common shares upon the vesting and exercise of these options, restricted shares and restricted share units. The amount of these expenses is based on the fair value of the share-based compensation award we granted. The expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of incentive awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted shares and other share awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We believe that maintaining and enhancing our reputation and corporate image is of significant importance to the success of our business. If any of our employees engaged in any misconduct, whether or not related to the employee’s work at our company, it may negatively affect our reputation and corporate image. Historically, there has been negative publicity about our company and our management, which adversely affected our brand, public image and reputation. A member of our senior management team who is also our director was subject to certain legal sanctions in China in the past due to copyright infringement activities when working at another company unrelated to us. Even though the infringement activities took place a number of years before the executive joined our company and had nothing to do with us, the past misconduct of the executive and the sanctions he was subject to may negatively affect our reputation and corporate image, which in turn may adversely affect our business and prospects. As part of our internal compliance procedures, we routinely conduct internal audits and inspections, including exit interviews and audits, on current and former employees. Any misconduct by our current or former employees uncovered from such compliance procedures, whether the misconduct relates to the employees’ work with us, would potentially have material adverse impact on our reputation, results of operations, financial performance or future prospects. For example, in October 2020, we received a notification from Shenzhen Municipal Public Security Bureau that the bureau has filed a case for investigation of our former CEO, Mr. Lei Chen, for alleged embezzlement of the Company’s assets, which, although did not result in material adverse impact on our financial reporting, caused harm to our company. In addition, we may also face disputes with former or current disgruntled employees. Any allegations against us, with or without merits, may negatively affect our reputation and corporate image.

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

Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on financings available to us. In addition, COVID-19 had a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The conflict between Ukraine and Russia and the imposition of broad economic sanctions on Russia may raise cost for our overseas business operations and even disrupt global markets. The unstable economy affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the global financial and economic fluctuations and slowdown of Chinese economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations, financial condition, and prospects would be materially and adversely affected by any severe or prolonged slowdown in the global or Chinese economy.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, also audited and concluded that our internal control over financial reporting is effective. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

In addition, our business could be materially and adversely affected by the outbreak of pandemics such as influenza A (H1N1), avian influenza, H7N9, severe acute respiratory syndrome (SARS) or other epidemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our business partners, including our advertisers, and otherwise reduce the activity levels of our work force and the work force of our business partners, causing a material and adverse effect on our business operations. In response to the COVID-19 pandemic, we made remote working arrangement and suspended our offline work and all our business travels in early 2020 to ensure the safety and health of our employees. As a result, our customer service capacity was compromised which might have adversely affected our users’ experience. As of the end of April 2020, we had completely resumed our operations. There are still uncertainties regarding the COVID-19 pandemic, including the duration of the pandemic, and the extent of local and worldwide social, political, and economic disruption it may cause. Moreover, it is also uncertain to what extent variants of coronavirus such as Delta and Omicron or other mutated version will negatively affect economic life and the society as a whole. While the COVID-19 pandemic has not materially and adversely affected our business, operations, or financial results as of the date of this annual report, it may have far-reaching impact, directly and indirectly, on many aspects of our operations, including potential impact on our customers, product users, suppliers, employees, cooperation partners, and the market in general, and the scope and nature of the impact continue to evolve. Resurgence of confirmed cases have happened and could happened again in the future, which could lead to the re-imposition of various restrictions. We will continue to monitor and assess the development of the COVID-19 pandemic and intend to make adjustments to our business accordingly.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online game and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers, other than e-commerce service providers, may not exceed 50%, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunication services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service, and online transmission of audio-visual programs service. We are a Cayman Islands exempted company and Giganology (Shenzhen) Co., Ltd., or Giganology Shenzhen and Xunlei Computer (Shenzhen) Co., Ltd., or Xunlei Computer, our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei or its subsidiaries hold the licenses and permits necessary to conduct our resource discovery network, online advertising, online games, cloud computing and related businesses in China, and Shenzhen Xunlei hold various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to exercise effective control over Shenzhen Xunlei and Shenzhen Xunlei’s operating subsidiaries and hence treat them as our consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we have been advised by TransAsia Lawyers, our PRC legal counsel, that each contract under these contractual arrangements with Shenzhen Xunlei and its shareholders is valid, binding and enforceable under current PRC laws and regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, impose fines, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, if the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may also not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contribute to 95.47% of our revenues in 2021. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

We rely on contractual arrangements with the variable interest entity in China and its shareholders for our operations, which may not be as effective as ownership in providing operational control the variable interest entity and its subsidiaries.

Since PRC laws restrict foreign equity ownership in companies engaged in internet business in China, we rely on contractual arrangements with Shenzhen Xunlei, the VIE, and the shareholders of Shenzhen Xunlei to operate our business in China. If we had ownership of Shenzhen Xunlei, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, our operating contract with Shenzhen Xunlei has an initial term of ten years and an extended term of ten years since 2016. The operating contract will be automatically extended for an additional 10-year period subject to Giganology Shenzhen’s unilateral termination right. In general, none of Shenzhen Xunlei and its shareholders may terminate the contracts prior to the expiration date. However, the shareholders of Shenzhen Xunlei may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial contract term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to our contractual arrangements with Shenzhen Xunlei and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business” and “Item 4. Information on the Company—C. Organizational Structure.” Therefore, these contractual arrangements may not be as effective as ownership in providing us with control over Shenzhen Xunlei.

Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Shenzhen Xunlei or its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. As of the date of this annual report, Mr. Sean Shenglong Zou, our co-founder and director, owned 76% of the equity interest in Shenzhen Xunlei, the variable interest entity. Under the equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders’ performance of their respective obligations under the related contractual arrangements. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. Pursuant to the contractual arrangements, we have the right to replace any shareholders of Shenzhen Xunlei at any time. For example, if any of the shareholders of Shenzhen Xunlei refuses or fails to perform his or her obligations under the contractual arrangements due to his or her significant equity interest in Shenzhen Xunlei and his or her relatively smaller percentage of equity interest in our Company, we can enforce the contractual arrangements and transfer his or her equity interests to another appointee of Giganology Shenzhen. However, we cannot assure you that such transfer can be implemented successfully or without significant costs. As a result, there are risks that we might not be able to have an effective control over the variable interest entity in the future.

Moreover, the exercise of call options under the equity interest disposal agreement, the intellectual properties purchase option agreement and certain other contractual arrangements will be subject to the review and approval of competent governmental authorities and incur additional expenses.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the variable interest entity and its subsidiaries, and our ability to conduct our business may be adversely affected.

Contractual arrangements with the variable interest entity may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on tax—PRC enterprise income tax.” We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly owned subsidiary in China, and Shenzhen Xunlei, the variable interest entity in China and its shareholders, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei, for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

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

As a director of our company, Mr. Zou has a duty of loyalty and care to us under Cayman Islands law. We are not aware that other publicly listed companies in China with a similar corporate and ownership structure as ours have brought conflicts of interest claims against the shareholders of their respective variable interest entities. However, we cannot assure you that when conflicts arise, the shareholders of Shenzhen Xunlei will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Shenzhen Xunlei, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly owned PRC subsidiaries including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, the variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2021, we had cash or cash equivalents of approximately RMB356.4 million (US$56.0 million) and US$30.9 million located within the PRC, of which RMB138.3 million (US$20.1 million) and US$0.59 million is held by Shenzhen Xunlei and its subsidiaries. We also have restricted cash of RMB26.0 million (US$4.1 million) as of December 31, 2021. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

Under PRC laws and regulations, Giganology Shenzhen and Xunlei Computer, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as Giganology Shenzhen and Xunlei Computer are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations.”

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

We may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or variable interest entity and its subsidiaries, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•

loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their respective activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•

loans by us to the variable interest entity, which is a domestic PRC entity, may not exceed the statutory limit, and any medium or long-term loan we extend to the variable interest entity must be recorded and registered by the National Development and Reform Commission and SAFE or its local branches.

On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or the SAFE Circular No. 19, which became effective on June 1, 2015. SAFE Circular 19 adopts a concept of “discretionary conversion,” which is defined as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under SAFE Circular 19. However, use of any RMB funds converted from its registered capital shall be based on actual transactions. In addition, equity investments using converted registered capital are no longer prohibited under SAFE Circular 19.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, on June 9, 2016, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to RMB in their own discretion. SAFE Circular 16 provides an integrated standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products.

Although SAFE Circular No. 19 and SAFE Circular No. 16 allow for the use of RMB converted from the foreign currency denominated capital for equity investments in the PRC, the restrictions on RMB capital of foreign-invested enterprises will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for the loans to non-associated companies or issuing inter-company RMB loans. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and that the target investment projects are genuine and in compliance with PRC laws. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain necessary government approvals on a timely basis, if at all, with respect to future loans by us to our

PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our equity offering and notes offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may lose the ability to use and enjoy assets held by the variable interest entity and its subsidiaries that are important to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the variable interest entity, the variable interest entity and its subsidiaries hold certain assets that are important to the operation of our business, including patents for the proprietary technology and related domain names and trademarks. If any of the variable interest entity or its subsidiaries goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the variable interest entity and its subsidiaries may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the variable interest entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

Almost all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

The Chinese government intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in subscriber numbers in the past few years. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. In December 2018, the Office of the Central Cyberspace Affairs Commission of China, or CAC, launched a campaign against illegal activities and inappropriate content on mobile apps and undertook restrictive measures against thousands of mobile apps, including suspension of mobile app operations for an indefinite period of time or permanently shutting down the mobile app operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. To date, we have deleted approximately a half million of cached files, blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. We may experience further decline in user and subscriber numbers as we continue in our efforts to comply with the rules and regulations of the Chinese government.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ordinary shares and ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers.

For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the CSRC issued a draft Administration Measures for the Filing of Overseas Securities Offerings and Listings by Domestic Companies, for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

On April 13, 2020, the CAC, the NDRC and other PRC government authorities jointly promulgated the Measures for Cybersecurity Reviews, which was amended on December 28, 2021 with effect from February 15, 2022. The Measures for Cybersecurity Reviews require that, among others, operators of “critical information infrastructure” purchasing internet products or services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering and listing on a foreign stock exchange. On November 14, 2021, the CAC released the draft Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, for public comments, which requires, among others, that a prior cybersecurity review would be required for the overseas listing of data processors that process over one million users’ personal information, or the listing of data processors in Hong Kong that affects or may affect national security. Since the Draft Measures for Internet Data Security are in the process of being formulated and the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law remain unclear on how relevant rules and regulations will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings (if any). If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings (if any), we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. Regulatory authorities may also stretch the interpretations of existing laws and regulations. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation or the stretched interpretation, which may subject us to liabilities and can materially and adversely affect our business. PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

Subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us, especially if the Chinese government continues to maintain or strengthen its heightened scrutiny on internet content in China. We may not be able to control or restrict all of the digital media content generated, transmitted or placed on our network by our users, despite our attempt to monitor and filter such content. To the extent that regulatory authorities find any portion of our content on our network or website objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from prohibited content displayed on, retrieved from or uploaded to our network or website, including a suspension or shutdown of our operations. The enforcement activities may be intensified in connection with any ongoing government campaigns. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. If we receive a public warning from the relevant government authorities or our licenses for acceleration services are revoked, our reputation would be harmed and if the operation of our acceleration services or other products is suspended or shut down entirely or in part, our revenues and results of operation may be materially and adversely affected. Furthermore, the internal compliance investigation and the removal of content may have a material impact on our cloud acceleration services, which in turn may lead to a decrease in users and have an adverse effect on our revenues and results of operations. To date, we have not been able to quantify the magnitude and extent of such impact.

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

The Notice on the Reinforcement of the Administration of Online Games issued by the Ministry of Culture and other governmental authorities on February 15, 2007 directs the People’s Bank of China to strengthen the administration of virtual currency to avoid any adverse impact on the PRC economic and financial system. This notice provides that the total amount of virtual currency issued by an operator and the amount of purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. We created virtual currency “Golden Coins” for the operation of our live streaming services. Users can purchase “Golden Coins” from us so that they can purchase virtual gifts on our live streaming platforms to reward broadcasters they like. “Golden Coins” can also be used to purchase other value-added services on our live streaming platforms. Other than virtual gifts and value-added services, “Golden Coins” cannot be used for any other purposes.

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

In addition, the Chinese government has in recent years intensified its efforts to remove inappropriate content disseminated over the internet. In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny over internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. In August 2017, the CAC promulgated the Provisions on the Administration of Internet Comments Posting Services, and the Provisions on the Administration of Internet Forum and Community Services, both of which require providers of relevant services to establish information review and inspection mechanism. In December, 2019, the CAC promulgated the Regulations on the Ecological Governance of Network Information Content, which provides that network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism for network information, and improve their systems for user registration, account management, information publishing review, emergency response, and etc. In October, 2021, the CAC issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requires internet platforms to, among others, monitor information posted by celebrities online so as to timely identify hot topics that could involve illegal or undesirable actions and to promptly report to the competent authorities in such event. As we implemented programs to comply with these regulations, we have experienced a decline in the number of subscribers and such number may continue to decline in the future. See “—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

We face uncertainties with respect to the promulgation, interpretation and implementation of Notice 78.

On November 12, 2020, the NRTA issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, or Notice 78. According to Notice 78, platforms providing online show live streaming or e-commerce live streaming services shall, among other things, register their information and business operations by November 30, 2020, ensure real-name registration for all live streaming hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month.

There are currently no explicit provisions as to what limits on virtual gifting will be imposed by the NRTA pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms. Given there are no explicit provisions on how to set limits on virtual gifting, we are currently not able to assess the potential impact from this requirement under Notice 78 on the virtual gifting spending activities on our platform. Any such limits ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations.

Notice 78 requests live streaming platforms for online shows and e-commerce to register with the National Internet Audio-Visual Platforms Information Management System. We are in the process of application for such registration for our live streaming business. Notice 78 also sets forth requirements for certain live streaming businesses with respect to, among others, real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live streaming review personnel requirements, and content tagging requirements. We have implemented a real-name registration system for all of our live streaming hosts and users. For more information on Notice 78, see “Item 4. Information on the Company—B. Business Overview —Regulation— Regulations on Online Live-streaming Services.”

Since some of the requirements in Notice 78 remain unclear and have no explicit provisions or implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 on our business. Any further rulemaking under Notice 78 or other intensified regulation with respect to live streaming may increase our compliance burden in the live streaming business, and may have an adverse impact on our business and results of operations.

We may be adversely affected by PRC regulations to limit the methods that internet companies may apply when using algorithms, and the types of algorithms they may use.

Recently, the PRC government has taken steps to more closely regulate how internet companies use algorithms. For instance, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Administrative Provisions on Algorithm Recommendation of Internet Information Services on December 31, 2021, effective on March 1, 2022, which provides that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services.

To comply with the Administrative Provisions on Algorithm Recommendation of Internet Information Services, we may need to further adjust our business and operations. For instance, algorithm recommendation service providers are required to publicly disclose the basic principles, purposes, intentions, and relevant operating mechanisms of algorithm-related products. In response to this requirement, we have publicly disclosed the operation mechanism on our Xunlei App and provided an option for our users to turn off algorithm-driven recommendation services. However, the impact on our business operations is still substantially uncertain since this rule is relatively new and uncertainties still exist in relation to its interpretation.

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

Our financial statements are expressed in U.S. dollars, and most of our assets, costs and expenses are denominated in Renminbi. A majority of our revenues were denominated in Renminbi. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial positions, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant appreciation or depreciation in the value of the RMB relative to U.S. dollars would significantly reduce the

U.S. dollar equivalent of our earnings regardless of any underlying change in our business or results of operations, which in turn could adversely affect the price of our ADSs.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly owned PRC subsidiaries, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from or registration with SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entity may be used to pay off debt in a currency other than the Renminbi owed by our PRC subsidiaries and variable interest entity and its subsidiaries to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If any of the variable interest entity or its subsidiaries liquidates, the proceeds from the liquidation of its assets may be used outside of the PRC or be given to investors who are not PRC nationals. However, we may not be able to do so due to foreign exchange control imposed by the PRC government, which may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the relevant implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines. The Anti-Monopoly Guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. For example, on February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities. Also, in April 2021, the SAMR, the Cyberspace Administration of China and the State Taxation Administration, or the SAT, held an administrative guidance meeting for Internet platform enterprises. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of Internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. Although we are not in the list of 34 enterprises, we have been actively conducting necessary self-inspection and rectifications in accordance with such guidance. We cannot guarantee you that we will be able to be in full compliance with all applicable rules and regulations at all times.

As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in constraints on our future investments and acquisitions. As a result, we may be subject to significant difficulties in pursuing our investment and acquisition strategy.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, the statutory enterprise income tax rate is 25%. Under certain circumstances, preferential tax rates may be applied if an enterprise meets the corresponding standards and qualifications and completes certain procedures. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation” for details of tax benefits applicable to us. Preferential tax treatment and other government incentives granted to the variable interest entity and subsidiaries are subject to review and may be adjusted or revoked at any time. The discontinuation or reduction of any preferential tax treatment currently available to us and our wholly owned PRC subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings (if any) under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our future offshore offerings (if any) may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future offshore offerings (if any), or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the CSRC issued a draft Administration Measures for the Filing of Overseas Securities Offerings and Listings by Domestic Companies, for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed to be a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. Theses draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offerings and listings will be further amended, revised or updated, their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, these draft measures do not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on financings and other financing activities. As for the filings for other listed companies, the regulator will grant an adequate transition period and apply separate arrangements. The Q&A also pointed out that, if compliant with relevant PRC laws and regulations, companies with compliant VIE structures may seek overseas listing after completion of the CSRC filing. Nevertheless, the Q&A did not specify what would qualify as a “compliant VIE structure” and what relevant PRC laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a PRC company engaging in a prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. In addition, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial condition and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Measures for Internet Data Security, are required for our future offshore offerings (if any), it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our future offshore offerings (if any), or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our future offshore offerings (if any). These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our future offshore offerings (if any) into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future offshore offerings (if any) before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our future offshore offerings (if any), we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2022, we had 337,427,946 common shares outstanding, which excludes (i) 10,889,429 common shares held by Leading Advice Holdings Limited, a share incentive awards holding platform, and (ii) 20,559,830 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by us but not yet cancelled. All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying common shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying common shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give under specific circumstances when it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying common shares represented by your ADSs unless you convert your ADSs into the underlying common shares and become the registered holder of such common shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying common shares represented by your ADSs and become the registered holder of such common shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the common shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will, at the sole discretion of the depositary and as soon as practicable, notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying common shares represented by your ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct almost all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct almost all of our operations in China through our PRC subsidiaries and variable interest entity and its subsidiaries. Substantially all of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a result, our public shareholders may have more difficulties in protecting their interests through actions against us, our management, our directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

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

As of March 31, 2022, our directors, executive officers and existing principal shareholders beneficially owned approximately 47.5% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2021, which could subject United States investors in the ADSs or common shares to significant adverse United States federal income tax consequences.

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2021, and we will very likely be a PFIC for our current taxable year ending December 31, 2022 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

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

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to exercise effective control over Shenzhen Xunlei and receive substantially all of the economic benefits of Shenzhen Xunlei. As a result, Shenzhen Xunlei is the variable interest entity and we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

●	Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”), or Wangwenhua, which was established in December 2005 and primarily engages in software development, technical consulting and other related technical services.
●	Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, which was established in February 2010 and primarily engages in the development of online game and computer software and advertising services.
●	Shenzhen Onething Technologies Co., Ltd., which was established in September 2013 and currently a subsidiary of Shenzhen Xunlei, and primarily engages in cloud computing technology development and related services with valid VATS Licenses.
●	Beijing Xunjing Technology Co., Ltd., which was established in October 2015 and currently a subsidiary of Wangwenhua and primarily engages in technology development and related services.
●	Henan Tourism Information Co., Ltd., which we acquired 80% of the total equity interest from an independent third party in June 2018 and primarily engages in computer software development, information consultation, entertainment services, advertising, and certain information services under Type II value-added telecommunication businesses.
●	Jiangxi Node Technology Services Co. Ltd., which was established in July 2020 and primarily engages in bandwidth purchasing.

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

In September 2014, we, through Shenzhen Xunlei, acquired from subsidiaries of Kingsoft Corporation Limited Kuaipan Personal and Kansunzi, both software services in support of cloud-sourced storage and sharing, and their related business and assets, for an aggregate cash consideration of US$33 million. In August 2016, we discontinued our Kuaipan Personal services due to a change of business focus.

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

In April 2021, Xunlei Network HK acquired all equity interest of Funi. Pte. Ltd, or Funi, from an independent third party. Funi was established in Singapore and primarily engages in live audio streaming business in the Middle East and business development for international markets.

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

B.           Business Overview

Overview

We are a leading innovator in shared cloud computing and blockchain technology in China. We operate a powerful internet platform in China based on cloud technology to enable our users to quickly access, store, manage, and consume digital media content on the internet. In recent years, we have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration products in mobile phones to further enlarge our user base and offer our users a wider range of access points. We provide a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet environment.

To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through core products and services below:

•

Xunlei Accelerator, our most popular and free product, which enables users to accelerate digital transmission over the internet and has approximately 48.0 million monthly unique visitors in December 2021, according to our internal record; and

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

As a part of our cloud-based mobile strategies, we launched Mobile Xunlei, a mobile app that allows users to search, download and consume digital media content on their mobile devices in a user friendly way, in 2012 as an important step in expanding our services to mobile devices. Mobile Xunlei gained popularity while bigger screen phones with enhanced storage capacity changed mobile phone users’ behavior in accessing and consuming digital media content. Based on our own record, the monthly average daily active user of this application was about 4.4 million in 2021. Mobile Xunlei is also one of the most downloaded applications in its category. In the fourth quarter of 2015, we started to monetize our mobile traffic through advertising sales and generated our first mobile advertising revenues. Mobile Xunlei supplements our existing subscriptions business, enabling us to reach a wider scope of user base and expand our services to additional devices of a user who has multiple devices.

Our mobile initiatives also benefit from our relationship with Xiaomi, one of our previous strategic shareholders. Since 2014, we have entered into a pre-installing services agreement with a Xiaomi group company which manufactures Xiaomi phones, a well-recognized brand of smart phones in China. Pursuant to the agreement, we agree to provide our Mobile Xunlei acceleration plug-in, and the mobile phone manufacturer agrees to install such plug-in on its phones, free of charge. Such pre-installment arrangement provides mobile phone users with access to our acceleration services, which we believe enhances our ability to generate more user traffic. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems and the software has been installed on Xiaomi phones sold in China, including both new phones shipments and system upgrades from existing Xiaomi phones.

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

In September 2020, we launched a BaaS (Blockchain as a Service) platform, which is a high-performance blockchain technology platform based on the infrastructure of ThunderChain. With one-stop blockchain service solutions, it is designed to liberate enterprises and developers from complex technical issues in blockchain infrastructure and to drive innovation and productivity. In the current stage, our Baas Platform on ThunderChain covers five modules including application, access, service, key technology and resources. The BaaS Platform possesses the following features to fully meet users’ business-driven demands for blockchain applications: one-stop blockchain service solutions, resource-based pricing, cost-effectiveness, user-friendliness and blockchain application interchangeability.

In February 2022, we launched a blockchain based enterprise digital collection service platform, which aims to help enterprises and organizations achieve on-chain for their digital assets. This platform provides services such as digital collection minting, showcasing, management, among others, based on the infrastructure of ThunderChain.

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

•

Cloud computing and other internet value-added services. We offer cloud computing services and multiple other value-added services to our users and customers, such as live streaming services and online game services; and

•

Sales of our cloud computing devices. We sell hardware devices that provide our users with easy access to our cloud computing services such as OneThing Cloud. In 2021, we generated a small amount of revenues from selling OneThing Cloud device to our users.

Our revenues increased from US$181.3 million in 2019 to US$186.7 million in 2020 and further to US$239.6 million in 2021. We had a net loss attributable to Xunlei Limited of US$53.2 million in 2019, US$13.8 million in 2020 and a net income of US$1.2 million in 2021.

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

Accelerator

We launched our core product, Xunlei Accelerator, in 2004 to address deficiencies of digital media content transmission over internet in China, such as low speed and high delivery failure rates. Xunlei Accelerator allows users to accelerate digital transmission over the internet for free. Xunlei Accelerator also bridges users with diverse needs to other services we offer, such as Xunlei Media Player, which supports both online and offline video watching, and our various online games, by recommending and providing links to these services on its user interface.

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

In 2020, we also upgraded our Xunlei Accelerator by providing our users with personal cloud storage resources through launching Xunlei Cloud Drive. Instead of stretching increasingly inadequate local storage resources, Xunlei Cloud Drive allows users to save documents, files and other internet contents they downloaded on the cloud server. Users can also upload documents and files on Xunlei Cloud Drive with security control and provides real-time back-ups. Our Xunlei Cloud Drive offers each user a free storage space of 500 GB. Users can retrieve the internet contents they stored on Xunlei Cloud Drive whenever they want through different terminals including tablets, smartphones and desktops. Xunlei Cloud Drive also allows users to share the data saved on the cloud server among each other. Users are able to access our Xunlei Cloud Drive service for free through our Xunlei Accelerator. Subscribers of our premium cloud acceleration service will be able to enjoy a cloud storage space of 3 to 6 TB.

Mobile acceleration plug-in

We offer a mobile acceleration plug-in, which provides mobile device users with benefits of download speed acceleration and download success rate improvements similar to those offered by the PC-based Xunlei Accelerator. Our mobile acceleration plug-in has been adopted by Xiaomi, a Chinese smartphone maker, on its operating systems MIUI6, MIUI7, MIUI8, MIUI9, MIUI10, MIUI11, MIUI12 and MIUI13. Xiaomi installs our mobile acceleration plug-in on all of its new phones sold in China free of charge and adds such plug-in to the existing ones via system upgrade. Xiaomi phone users thus have access to our acceleration services.

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

We adopted different strategies and various promotion programs for each VIP level. For example, when we discovered that some of our users were not aware of our subscription services, we provided users with greater exposure to our subscription services in different parts of our platform and promoted products with significant potential interests to specific users. We use our powerful digital data analysis capabilities to explore different areas of user needs previously unmet by existing functions and research and develop relevant functions based on such analysis. We offer users promotional measures, such as providing some free trials of premium acceleration services, to show the differences in the data transmission speeds to demonstrate how our premium services tremendously enhance data delivery speed and overall subscriber experience. In order to promote customer loyalty, we may elevate the VIP levels of our subscribers if they actively engage in our services. Once upgraded to certain higher VIP levels, our subscribers may be offered additional independent accounts, internally termed as sub-accounts, and allow users to access our premium acceleration services, at no additional charges. Starting from September 2016, we have ceased to provide new sub-accounts to users with upgraded VIP levels. Users with existing independent accounts are still able to use such accounts.

We had a subscriber base of 4.0 million, 3.8 million and 4.4 million as of December 31, 2019, 2020 and 2021, respectively. In this annual report, the number of subscribers as of a given day excludes any sub-accounts.

Mobile Xunlei

Mobile Xunlei is a mobile application that allows users to search, download and consume digital media content on their mobile devices. The monthly average daily active user of this product was about 4.4 million in 2021. We monetize our mobile traffic through advertising sales. Moreover, this mobile application also supplements our existing subscriptions business. Some of our mobile application users also became users of our PC-based Xunlei Accelerator.

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

Our ThunderChain platform addresses the difficulties that both enterprise users and developers face in applying blockchain in an all-dimensional approach. For example, our ThunderChain platform has a strong concurrent processing capability. It is able to process over a million transactions per second. By using dual consensus algorithm (DPoA+PBFT), our ThunderChain platform is also able to realize low latency, outstanding data consistency and avoid bifurcation of data. Our ThunderChain platform supports several programming languages such as solidity, C, and C++. Developers do not have to learn new languages to develop ThunderChain-based blockchain applications. In addition, blockchain applications that are developed based on our ThunderChain generally have a good scalability as our ThunderChain platform supports configurable consensus algorithm and underlying storage system replacement, which facilitates the upgrade of ThunderChain-based blockchain applications based on different application scenarios. In terms of data security and privacy, our ThunderChain platform provides several advanced privacy protection solutions and supports multiple cryptographic algorithms. With these difficulties solved, enterprise users and developers are able to focus on application innovation and functional development.

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

In February 2022, we launched a blockchain based enterprise digital collection service platform, which aims to help enterprises and organizations achieve on-chain for their digital assets. This platform provides a number of services including digital collection minting, showcasing, management, among others. The digital collections minted on Xunlei’s ThunderChain are uniquely identified by the ThunderChain technology, and are permanently preserved in the ThunderChain with unique serial numbers on the chain through the deployment of smart contract technology.

Live streaming services

We launched our live streaming services in 2016 and adjusted our business model in 2017. Through our Xunlei Live website and mobile app, users are able to access our live video streaming services. While viewing live online performance delivered by broadcasters, users may interact with broadcasters, purchase virtual items from us to reward broadcasters they like. In 2018 and 2021, we supplemented our live streaming business by launching live audio streaming products, through which users and broadcasters may interact with each other through audio streaming and purchase virtual items from our platform to reward each other. In 2021, we launched Hiya, an audio live streaming platform, in overseas markets. Currently, overseas users of Hiya are mainly from the Middle East and Southeast Asia. Similar to our live audio streaming platform in China, overseas users are able to interact with broadcasters through Hiya by purchasing virtual items from us and rewarding virtual items to broadcasters. As of the date of this annual report, the business operations of Hiya covered countries in Middle East and Southeast Asia, and we plan to further expand our overseas live streaming business to global markets.

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

Advertising services

We provide advertising services primarily through various forms of advertisements placed on our mobile platform and PC websites. We experienced a decline in revenue from mobile advertising in 2019 and 2020, primarily due to a generally decreased demand for our online advertising services. With a view to improving the competitiveness of our advertising services, we entered into an advertising revenue sharing agreement with Itui, our largest shareholder, and outsourced our advertising business to Itui in 2020. Itui has developed a precision customer target algorithm, and by cooperating with them, we hope to improve advertisement placement and improve revenues as a result. Pursuant to the agreement, Itui is responsible for operating our advertising services and share a portion of revenue generated from placing advertisements on our PC websites and mobile platform. Our advertising revenue experienced further decline in 2021, primarily due to lower advertising placements starting from the second quarter of 2021 as a result of evolving regulations of the internet industry in China, which negatively affected our adverting business.

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

Cloud-based implementation for subscription services

We provide cloud acceleration subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of 143 co-location centers, over one million third-party servers and over 3,180 servers that we own located throughout China.

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

Additionally, we entered into a framework service agreement with Alibaba Cloud Computing Co., Ltd., or Ali Cloud, in December 2018. Since then, Ali Cloud has provided us with cloud computing products and services. As of December 31, 2021, we were using 3,424 cloud servers and 4,788 cloud services provided by Ali Cloud through its 12 central nodes and 17 edge nodes.

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

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2021, we had 192 patents granted in China and four patents granted in the United States, while another 444 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2021, we had 482 trademarks registered in different applicable trademark categories in the PRC and one trademark registered with World Intellectual Property Organization. We had applied for registration of 61 trademarks in China.

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

As of the date of this annual report, we have implemented several initiatives to further commit to copyright protection. For example, we require our third-party content providers to provide relevant contents that they are duly authorized to provide and do not infringe intellectual property rights of any other parties. We also make available on our websites and mobile applications reporting channels so that we can timely remove contents that infringe intellectual property rights of other parties. Despite the fact that we put in place preventive measures, we may still be subject to copyright infringement suits. As of the date of this annual report, we are involved in 12 copyright lawsuits in China. See “Item 3. Key Information—D. Risk Factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management’s attention and financial resources and adversely impact our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

The establishment and operations of wholly foreign-owned enterprises are mainly governed by the Foreign Investment Law of the PRC enacted by the National People’s Congress, or the NPC, on March 15, 2019 and became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Detailed Rules for the Implementation of the Foreign Investment Law of the PRC, which became effective on January 1, 2020.

Investment activities in the PRC by foreign investors and foreign-invested enterprises are regulated by the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the Negative List (2021 Version), promulgated by the National Development and Reform Commission, or NDRC, and the MOFCOM in December, 2021 and effective on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), or Encouraging Catalogue (2020 Version)promulgated by the NDRC, in December 2020, and effective on January 27, 2021. Pursuant to the Encouraging Catalogue (2020 Version) and the Negative List (2021 Version), foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign invested projects.

Establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. For the restricted industries within the Negative List, some of the industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce, domestic multi-party communications, store-and-forward, and call center services). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly owned PRC subsidiaries, and Shenzhen Xunlei, the VIE, and its shareholders. Shenzhen Xunlei or its relevant subsidiary, holds the licenses and permits necessary to conduct our resource discovery network, cloud computing, online advertising, online games and related businesses in China and Shenzhen Xunlei holds various operating subsidiaries that conduct a majority of our operations in China. Shenzhen Onething and one of its subsidiaries have obtained an updated VATS License to cover CDN service for our cloud computing business. Both of Giganology Shenzhen and Xunlei Computer, another wholly owned PRC subsidiary of ours, engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of restricted or prohibited categories under the Negative List. Hence, these activities operated by Giganology Shenzhen and Xunlei Computer are deemed to be permitted and open to foreign investment.

In December 2019, the Ministry of Commerce and the State Administration for Market Regulation issued Measures for the Reporting of Foreign Investment Information, effective on January 1, 2020, which repealed the FIE Record-filing Interim Measures, pursuant to which where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-funded enterprises shall report investment information to relevant commerce departments.

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

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

●	Telecommunications regulations (2016, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalogue of Telecommunications Business”, an attachment to the Telecom Regulations and updated by MIIT’s Notice on Adjusting the Catalogue of Telecommunications Business effective from April 1, 2003 and amended on March 1, 2016, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet content provider services, or ICP services, are classified under the second category of value-added telecommunications businesses and the CDN services, the internet access services and the internet data center services are classified under the first category of value-added telecommunications business. Under the Telecom Regulations, commercial operators of value-added telecommunications services must obtain the VATS License covering the business classified under the relevant category from MIIT or its provincial level counterparts.
●	Administrative measures on internet information services (2011, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain a VATS License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the VATS License covering the ICP services from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.
●	Administrative measures for telecommunications business operating license (2017, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the VATS License from MIIT’s applicable provincial level counterpart, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional VATS License directly from MIIT. The appendix to the VATS License must detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its VATS License. The VATS License is subject to annual report requirement. An ICP service operator shall report certain information to the issuing authorities through the administrative platform in the first quarter every year. Such information includes the business performance of the telecommunications business in the previous year, service quality, the actual implementation of the network and information security guarantee systems and measures, among others. ICP service operator shall be responsible for the truthfulness of the information in the annual report.
●	Detailed rules on the administration of internet websites (2005), which set forth that the website operator is required to apply for the ICP filing from MIIT or its local branches at the provincial level on its own or through the access service provider.
●	Regulations for administration of foreign-invested telecommunications enterprises (2016, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization,

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

Regulation on online transmission of audio-visual programs

On April 25, 2016, SAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, which replaced the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, or the 2004 Internet A/V Measures. Pursuant to these provisions, “audio-visual program services through private network and targeted communication” refer to television, mobile phones and other kinds of fixed and mobile electronic equipment as terminal recipients, and through setting up virtual private network through local networks and internet or with Internet and other information networks as targeted transmission channels, oriented to the public to provide audio-visual program service activities, such as radio and television programs conducted by such forms as Internet protocol television (IPTV), private network mobile TV, Internet TV, and other forms of content provision, integrated broadcast control, transmission and distribution activities. Any provider who engages in aforesaid service must obtain a license from GAPPRFT. Foreign-invested enterprises are not allowed to engage in the above business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, MOC, GAPPRFT, the NDRC and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

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

On April 8, 2008, GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions.

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

Further, on March 30, 2009, GAPPRFT issued the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, or the Notice on Content of A/V Programs which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other hazardous factors. In addition, on August 11, 2009, GAPPRFT issued the Notice on Relevant Issues Regarding Strengthening of the Administration of Internet Audio/visual Program Services Received by Television Terminals, which specifies that prior to providing audio-visual program services for television terminals, an ICP service operator shall obtain the License for Online Transmission of Audio-visual Programs containing the scope of “Integration and Operation Services of Audiovisual Programs Received by Television Terminals.”

To comply with these laws and regulations, Henan Tourism Information Co., Ltd., or Henan Tourism, one of our operating subsidiaries in the PRC, currently is holding a License for Online Transmission of Audio-visual Programs with an effective period from February 28, 2021 to February 28, 2024. However, neither Shenzhen Wangwenhua, the entity that operates a live streaming business, nor Shenzhen Xunlei, the entity that provides video content display services, is a registered owner of the license for online transmission of audio-visual programs. As a result, it is possible that relevant PRC government authorities could determine that these businesses are operating without sufficient license. In addition, we are in the process of application for the registration in the National Internet Audio-Visual Platforms Information Management System under the requirement of Notice 78 for operating a live streaming business and providing video content display services. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. See “Item 3. Key Information—D. Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial condition and results of operations.”

Regulations on Online Live Streaming

On November 4, 2016, the CAC promulgated the Regulations on the Administration of Online Live Streaming Services, or the Online Live streaming Regulations, which became effective on December 1, 2016.

The Online Live Streaming Regulations provide that online live streaming service providers and distributors must legally obtain the qualification for internet news information services before providing such services on the internet, and engage in online news information services only to the licensed extent. Online live streaming service providers must review all live internet news information and interactions before publishing them, and set up their “chief editor” position if they provide live streaming services of internet news information. The Online Live Streaming Regulations also stipulate that online live streaming service providers must carry out their subject responsibility, arrange professionals commensurate with its service size, establish and improve various management systems, and have the technical capability to immediately cut online live streaming, and its technical plans shall comply with relevant national standards. In addition, online live streaming service providers must conduct graded and categorized management according to the content category and user scale of online live streaming, and establish a credit rating management system for online live streaming distributors as well as a blacklist management system.

On August 1, 2018, the MIIT, the Ministry of Public Security of the PRC and other government agencies jointly issued the Notice on Strengthening the Administration of Internet Live Streaming Services, or the Online Live streaming Services Circular, which specifies respective duties of online live streaming service providers, network access service providers and application stores, aiming to prompt relevant internet-based enterprises to fulfill their responsibilities. The Online Live Streaming Services Circular provides that an online live streaming service provider must make a record filing with the competent telecommunications authority as an internet content provider (ICP). Online live streaming service providers are also required to apply for a permit with the local authorities if they engage in telecommunications business, livestreaming business for internet news information, online performance, and/or online visual-audio programs. Online live streaming service providers must make record filings with the local public security authorities within 30 days after live streaming services have been published on the internet. In addition, online live streaming service providers are required to implement a real name verification system for users, intensify administration of online anchors, establish a blacklist system for online anchors, optimize their system for watching and censoring livestreamed content for regulatory purposes, and improve measures to better respond to harmful content.

On November 12, 2020, the NRTA issued the Notice on Strengthening the Management of Online Show Live streaming and E-commerce Live streaming, pursuant to which live streaming platforms for online shows are requested to strengthen positive value guidance and enable tasteful, meaningful, interesting and warm live streaming programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. Notice 78 requests live streaming platforms for online shows and e-commerce to register with the National Internet Audio-Visual Platforms Information Management System. To date, we are still in process of making the application for such registration for our live streaming business. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live streaming rooms. Live streaming platforms for online shows need to manage the hosts and users making virtual gifting based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live streaming platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

On February 9, 2021, the CAC and six other PRC governmental authorities jointly issued the Circular on Issuing the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming, according to which live streaming platforms shall strictly abide by laws and regulations and relevant state provisions when providing live streaming information services; strictly fulfill their live online platform statutory duties and implement live webcast listing platform main body responsibility, control network broadcast industry main issues list to establish and strictly implement that the editor in chief is responsible for, content audit, user registration, post comments, emergency response, technology security, the host management, training, assessment, reporting acceptance of internal management system. Live streaming platforms that carry out commercial network performance activities must hold a Network Cultural Operation License and file for an ICP; A live broadcasting platform providing online audio-visual program services must hold the Permit for Spreading Audio-Visual Programs via Information Network (or complete registration in the National Information Registration and Management System for Online Audio-visual Platform) and put this on their ICP record. A live broadcast platform that provides Internet news and information service must hold an Internet News and Information Service License. A network live broadcasting platform shall go through the formalities of filing an enterprise with the local cyberspace and information authorities in a timely manner, and a platform that stops providing live broadcasting services shall cancel the filing in a timely manner.

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

To comply with these then and currently effective laws and regulations, Shenzhen Xunlei obtained an Online Culture Operating Permit, which was last renewed in February 2022 with an effective period from March 16, 2022 to March 15, 2025 to offer music entertainment product online, operate online performance business and online shows business, and engage in the exhibition of online culture products and competition activities. Shenzhen Wangwenhua obtained an Online Culture Operating Permit with an effective period from November 11, 2020 to May 1, 2023 to operate online performance business and online shows business. In addition, Shenzhen Zhuolian Software Co., Ltd. obtained an Online Culture Operating Permit with an effective period from December 16, 2020 to January 8, 2024 to operate online performance business and online shows business.

Regulation on online games

On June 3, 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, amended on December 15, 2017 and last repealed by the Decision of the Ministry of Culture and Tourism to Repeal the Measures for the Administration of Online Games and the Measures for the Administration of Tourism Development Plans, which became effective on July 10, 2019. Pursuant to the Provisional Measures on the Administration of Online Games, the contents of the online games are subject to the review of MOC. In accordance with these measures, ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency must obtain the Online Culture Operating Permit and handle the censorship procedures for imported online games and the filing procedures for domestically developed online games with MOC and its provincial counterparts. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products provided by third parties. To comply with these laws and regulations, Shenzhen Xunlei, Xunlei Games, and Shenzhen Wangwenhua had obtained an Online Culture Operating Permit for our operation of online games.

Further, the online publication of online games is subject to the regulation of SAPPRFT, under the Administrative Provisions on Online Publishing Services and ICP service operators must obtain the Internet Publishing Services License prior to provision of any online game publishing services. On September 28, 2009, GAPPRFT, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or the Notice of Three Provisions and Internet Games, which expressly requires that all online games need to be approved by GAPPRFT through the advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online. In addition, foreign investors are prohibited from operating online games by the forms of foreign invested enterprises. The indirect functions such as contractual control and technology supply are also prohibited.

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

Our online game services are operated by Shenzhen Wangwenhua, Shenzhen Xunlei and Xunlei Games. Each of these online game operating subsidiaries has obtained a VATS License for operating our online games; and Shenzhen Xunlei, holding 100% of the equity interest in Shenzhen Wangwenhua and 70% of the equity interest in Xunlei Games, has obtained an Internet Publishing Services License for the publication of internet games, with an expiry date of September 17, 2022. However, neither Shenzhen Wangwenhua nor Xunlei Games has obtained an Internet Publishing Services License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices of relevant government authorities, we cannot assure you that Shenzhen Wangwenhua and Xunlei Games are not required to obtain Internet Publishing Services Licenses as well. For risks relating to the Internet Publishing Services License, see “Item 3. Key Information—D. Risk factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

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

On February 4, 2015, the CAC promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements,” including, among other things, observing the laws and regulations, protecting state interests, as well as ensuring the authenticity of any information they provide. Relevant internet information service providers are responsible for protecting users’ privacy, the consistency between user information, such as account names, avatars, and the requirements set forth in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Pursuant to this, network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

In October 2019, NPPA issued the Anti-indulgence Notice, under which the total period of time for underage users to play online games is strictly restricted. For example, from 22:00 p.m. each day to 8:00 a.m. of the next day, game operators are not allowed to provide underage users with any form of access to online games they operate, and the total length of time for game operators to provide underage users with access to online games cannot exceed three hours a day during statutory holidays or 1.5 hours a day on days other than statutory holidays. The Anti-indulgence Notice also requires game operators to implement the real-name registration system for players of online games and take effective measures to restrict underage players from using paid services that are inconsistent with their capacity for civil conduct.

On August 30, 2021, the NPPA issued the Notice on Further Strict Management to Prevent Minors from Indulging in Online Games, which requires all online game operators to provide services to minors only on any Friday, Saturday, Sunday and statutory holidays from 8:00 p.m. to 9:00 p.m., i.e. for one hour, and not to provide online games in any form to users who have not registered or logged in with their real names. In addition to the real-name registration system already in place, we have adjusted the systems in the games operated by us to comply with the requirements under this notice.

On October 26, 2021, the CAC issued draft Administrative Provisions on the Account Names of Internet Users, revising the Account Names Provisions. This draft provides that when registering an internet account, the user shall execute an agreement with the Internet user account services platform, provide authentic identity information, and obey the rules of the platform for content production and account management, the platform conventions and service agreement. Internet user account service platforms shall establish, improve and strictly implement, among others, account name information management system, information content security system, and personal information protection system. Internet user account service platforms should also establish an account name information dynamic check patrol system for the verification of real identity information, improve their technical measures for purposes of account information legal compliance, and support account name authenticity checks. When an Internet user account is in violation of the provisions of this draft, the Internet user account service platform shall suspend the service and inform the user to correct the issue within a limited time; and if the user refuses to correct it, the account shall be terminated.

For the online games on our platform, we have implemented a real-name registration system for our online games. For game players who do not provide verified identity information, we assume that they are minors under 18 years of age. Online game operators or developers rely on the identify information provide by us to implement their anti-indulgence measures. With respect to anti-indulgence measures, we have cooperated with third parties in developing anti-indulgence measures and are currently working with our third-party online game providers to implement anti-indulgence measures pursuant to the Anti-indulgence Notice. We have completed in preparing application materials and connecting to the national anti-indulgence and real-name registration system. See “Item 3. Key Information—D. Risk Factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

Regulation on online game virtual currency

According to the Notice on Strengthening the Administrative Work on Virtual Currency of Online Games, pursuant to which no enterprise may concurrently provide both virtual currency issuance service and virtual currency transaction service. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online game virtual currency can only be used for products and services related to the issuance company’s own online games.

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

Regulation on internet publication

NPPA (formerly the SAPPRFT, GAPPRFT) is the government agency responsible for regulating publication activities in the PRC. In February 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication), which took effect in March 2016 and replaced the Internet Publication Measures. Pursuant to the Administrative Measures on Network Publication, Internet publishers shall be approved by and obtain an Internet Publishing Services License from NPPA to engage in network publication service. The network publication services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining an Internet Publishing Services License. The Notice of Three Provisions and Internet Games issued jointly by GAPPRFT and other relevant administrations confirmed that the entities operating internet games must obtain the Internet Publication Services License. On February 21, 2008, the GAPPRFT promulgated the Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, which took effect on April 15, 2008 and was amended on August 28, 2015. Under the Electronic Publication Rules and other regulations, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the NPPA.

Shenzhen Xunlei holds the Internet Publishing Services License for the publication of internet games with an expiry date of September 17, 2022. See “Item 3. Key Information—D. Risk factors—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.”

Regulations on Algorithm Recommendations

On February 7, 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that online platform operators who use technological advantages, such as data and algorithms, to eliminate or restrict competition or impose price restrictions or exclusivity requirements on users, may be deemed as committing an abuse of dominant market position.

On September 17, 2021, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and that security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established and classified security management of algorithms shall be promoted.

On December 31, 2021, the CAC, together with the MIIT, the Ministry of Public Security and the SAMR, jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, with effect from March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services.

We have taken several measures to comply these regulations, among others, providing an option for our users to turn off algorithm recommendation services. However, the Administrative Provisions on Algorithm Recommendation of Internet Information Services are relatively new thus uncertainties still exist as to its interpretation, and the potential impact on our business operations is still substantially uncertain. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by PRC regulations to limit the method and manner that the internet companies may apply when using algorithms.”

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

The National Information Security Standardization Technical Committee issued the latest Standard of Information Security Technology—Personal Information Security Specification, which came into effect in October, 2020 and replaced the 2017 version. Under such standard, a personal information controller should follow the principles of legality, justification and necessity in handling personal information, obtain a consent from personal information providers and provide the personal information providers an independent choice when the product or service provided by the personal information controller has multiple functions.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. To comply with these laws and regulations, we have established information security systems to protect user’s privacy, we also have adopted a risk detection mechanism for data security defects and vulnerabilities, and set up an emergency response mechanism for data security incidents. We also periodically review our privacy policies and amend as needed based on the development and changes of the personal information we will collect and process to ensure that we have comply with relevant, requirements including, among others, obtaining users’ prior consent to the collection and processing of their personal information before such collecting and processing. However, our system may not be compliant with relevant laws and regulations in all respects. We have been ordered to rectify our app as it failed to explicitly inform users the purpose, method, and scope regarding personal data collection. We will continue to review and amend our privacy policies on our websites and mobile applications periodically based on the development and changes of our business operations so that we obtain proper consents from our users for collecting and using their personal information. See “Item 3. Key Information—D. Risk factors—Risks related to our business—Concerns about collection and use of personal data could damage our reputation, deter current and potential users from using our services and substantially harm our business and results of operations.”

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

Regulation on information security and censorship

The applicable PRC laws and regulations specifically prohibit the use of internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to the Measures for the Administration of Computer Information Network and International Networking Security Protection, which was issued by the State Council on January 8, 2011 and other relevant regulations, it is mandatory for internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets.

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

We are subject to the laws and regulations relating to information security and censorship. To comply with these laws and regulations, we have completed the mandatory security filing procedures with the local public security authorities, and regularly update its information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations, such as the Measures for the Administration of Computer Information Network and International Networking Security Protection. Although instances in the past have suggested that our information security and content-filtering systems may not be compliant with relevant laws and regulations in all respects, we strive to improve our systems by continuously implementing additional protective and examining measures to reduce the risk of cyber-incidents and to detect improper or illegal contents. See “Item 3. Key Information-D. Risk factors-Risks related to our business-System failure, interruptions and downtime, including those caused by cyber-attacks or security breaches, can result in user dissatisfaction, adverse publicity or leakage of confidential information of our users and customers, and our business, financial condition, results of operations may be materially and adversely affected.”

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law establishes a classified and tiered system for data protection based on the level of importance of the data in the economic and social development, as well as the level of danger of the data imposed on national security, public interests, or the legal interests of individuals and organizations upon any manipulation, destruction, leakage, illegal acquisition or illegal usage. Furthermore, it is specified that the Cyber Security Law applies to the security administration of the cross-border transfer of important data collected and generated by operators of “critical information infrastructure” during their operations in China.

On November 14, 2021, the CAC published a discussion draft of Management Measures for Internet Date Security or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also provide that operators of large Internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities.

In addition, the Draft Measures for Internet Data Security requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also state that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year.

Further, the Draft Measures for Internet Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other authorities jointly promulgated the Cybersecurity Review Measures, or the Review Measures, which became effective on February 15, 2022. The Review Measures, upon effectiveness, will replace a previous version promulgated on April 13, 2020. According to the Review Measures, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The aforesaid operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. Cybersecurity reviews focus on assessing the following national security risks factors associated with relevant objects or circumstances: (i) the risk of illegal control, interference or destruction of critical information infrastructure, arising from the purchase and utilization of network products and services; (ii) the harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of network products and services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with the PRC laws, administrative regulations and ministry rules of the suppliers of network products and services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the network information security risk in relation to listing abroad; and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security.

Regulation on torts

The Tort Law was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010. In May 2020, the NPC promulgated the Civil Code of the PRC, which became effective on January 1, 2021 and replaced the

Tort Law. Under Civil Code of the PRC, internet users and internet service providers shall bear tortious liability in the event they infringe upon other people’s civil rights and interests through the internet. Where an internet user is infringing upon the civil rights or interests of another person via internet, the injured party shall have the right to demand the relevant internet service provider to take necessary measures such as deleting the infringing content, etc. by serving the internet service provider a notice. Where the internet service provider fails to take any necessary measures, it shall be jointly and severally liable with the internet user for any additional injury or damage incurred thereafter. Under the circumstance that the internet service provider is aware that an internet user is infringing upon the civil rights or interests of another person and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

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

To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 30, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, without editing, amending or selecting any transmitted content. When imposing administrative penalties upon the act which infringes upon any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

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

Patent law

The NPC adopted the Patent Law in 1984, and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The Patent Office under the CNIPA is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model and a fifteen-year term in the case of a design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. As of December 31, 2021, we had 192 registered patents in the PRC and 444 patent applications were being examined by the Patent Office under the CNIPA.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 2013 and 2019 and its implementation rules. The Trademark Office of CNIPA is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the

PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2021, we had 482 trademarks registered in different applicable trademark categories in China, and one trademark registered with World Intellectual Property Organization. We had applied for registration of 61 trademarks in China.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017 and effective on November 11, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On June 18, 2019, CNNIC issued the Implementing Rules of National Top-Level Domain Names Registration, Pursuant to the Administrative Measures on the Internet Domain Names and the Implementing Rules of National Top-Level Domain Names Registration, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. We have registered “xunlei.com” and other domain names.

Regulation on tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the NPC enacted a new PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and last revised on December 2018. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008 and last revised on April 23, 2019. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, the EIT Law and its implementation rules permit qualified high and new technology enterprises, or HNTEs, to enjoy a reduced enterprise income tax rate of 15%.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly owned subsidiary in China and Shenzhen Xunlei, the variable interest entity in China and its shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment to the tax liability of Shenzhen Xunlei, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

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

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of the PRC issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, starting from April 1, 2019, the VAT rate of 10% was adjusted to 9% while the VAT rate of 16% was adjusted to 13%.

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

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Funds employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

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

In March 2015, the SAFE issued SAFE Circular No. 19, which took effect on June 1, 2015 and replaced SAFE Circular No. 142. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. SAFE subsequently issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Policy on the Management of Foreign Exchange Settlement under Capital Account, or SAFE Circular No. 16 on June 9, 2016. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products. As SAFE has not provided detailed guidelines with respect to its interpretation or implementation, it is uncertain how these rules will be interpreted and implemented.

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

Regulation on dividend distributions

The Company Law primarily governs the distribution of dividends paid by wholly foreign-owned enterprises after the Foreign Investment Law of the People’s Republic of China and Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China came into effect. Under the Company Law, enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory common reserves until its cumulative total reserve funds reaches 50% of its registered capital.

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

On 24 December 2021, the CSRC and the relevant departments under the State Council published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments). Pursuant to such Draft, overseas offering and listing of domestic enterprises includes direct or indirect issue of securities overseas or listed for trading in overseas markets by domestic enterprises. Indirect offering and listing of domestic enterprises refer to the indirect issue of securities overseas by domestic enterprises or the listing of their securities for trading overseas, namely enterprises operating their main business domestically issue securities overseas or listing their securities for trading overseas based on equity, assets, gains or other similar interests of domestic enterprises in the name of overseas enterprises. The securities administration department of the State Council undertakes supervision and administration over the overseas offering and listing activities of domestic enterprises according to the law. The relevant competent authorities of the State Council undertake supervision and administration over domestic enterprises offering and listing overseas and securities service institutions providing relevant services in their respective scope of duties according to the law. For overseas offering and listing, domestic enterprises shall implement procedures for filing with the securities administration department of the State Council and report relevant information.

On 24 December 2021, the CSRC published the Administrative Measures for the Filing of Overseas Securities Offerings and Listings by Domestic Enterprises (Draft for Comments). Pursuit to this Administrative Measures, the filing of direct or indirect overseas offering and listing by domestic enterprises shall be conducted according to this Administrative Measures. In the event of indirect overseas offering and listing by domestic enterprises, the issuer shall designate a principal domestic operating entity to implement the filing procedures and report relevant information. Within 3 workings days after the overseas submission of the application document for initial public offering and listing, the issuer shall provide the CSRC with filing materials, including but not limited to (1) filing report and relevant commitments; (2) regulatory opinion, filing or approval and other documents issued by the competent authorities of the industry (if applicable); (3) opinion of security assessment and review issued by relevant departments (if applicable);(4) domestic legal opinion;(5) prospectus. For the offering of foreign listed securities after overseas listing, within 3 working days after the completion of offering, the issuer shall provide the CSRC with filing materials, including but not limited to (1) filing report and relevant commitments; and (2) domestic legal opinion. If the filing materials are complete and requirements are fulfilled, the CSRC will issue the notice for filing within 20 working days and publish the information for filing on website. After the filing by the issuer and before the completion of overseas offering and listing, in the event of any of the following significant events, the issuer shall promptly report to the CSRC and update filing materials within 3 workings days from the occurrence of relevant events: (1) material changes in principal business or licenses and qualifications of business; (2) material changes in equity structure or changes in control; (3) material adjustment of the offering and listing plan. In case of any of the following significant events after the overseas listing, the issuer shall report the details to the CSRC within 3 working days from the occurrence of relevant events: (1) changes in control; (2) investigations, penalties and other measures taken by overseas securities administrative authorities or relevant competent authorities; (3) voluntary termination of the listing or mandatory termination of the listing.

What’s more, uncertainties also exist as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated, their enactment timetable and final content. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

Regulations on initial coin offerings

On September 4, 2017, the People’s Bank of China, the Office of the Central Leading Group for Cyberspace Affairs, the MIIT, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission, and the China Insurance Regulatory Commission jointly promulgated the Announcement on Prevention of Token Fundraising Risks to strengthen the administration of the initial coin offerings activities. Pursuant to the announcement, “fundraising through token offerings” is referred to as a type of fundraising activities where an issuer raises “virtual currencies” such as Bitcoin or Ether from investors through the illegal issuance and subsequent circulation of tokens. Pursuant to the announcement, token fundraising activity is essentially an illegal public fundraising activity without obtaining government approval. It is a suspected illegal offering of tokens, illegal offering of securities, illegal fundraising, financial fraud, or pyramid scheme, which are criminal offenses under the PRC law. The announcement prohibits fundraising activities through token issuance. In addition, the announcement also provides that token trading platform should not be engaged in (i) the exchange between any statutory currency with tokens and “virtual currencies,” (ii) the trading, either as a central counterparty or not, of the tokens or “virtual currencies,” and (iii) token or “virtual currency” pricing, information intermediary services or other services for tokens or “virtual currencies.”

On September 15, 2021, the People's Bank of China, the Office of the Central Cyberspace Affairs Commission, the Supreme People's Court, the Supreme People's Procuratorate, the MIIT, the Ministry of Public Security, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange jointly promulgated the Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation to further strengthen the administration of the virtual currency trading. Pursuit to the Circular, virtual currencies do not have the same legal status as legal currencies and it is strictly prohibited and banned that virtual currency-related business activities are illegal financial activities, including carrying out exchange services between legal currencies and virtual currencies or between virtual currencies, buying and selling virtual currencies as a central counterparty, providing information intermediary and pricing services for virtual currency transactions, token issuance financing, virtual currency derivative transactions and other virtual currency-related business activities are suspected of illegal sale of tokens, unauthorized public issuance of securities, illegal operation of futures business, illegal fundraising and other illegal financial activities. Pursuant to the Circular, if related illegal financial activities constitute a crime, criminal liability shall be investigated in accordance with the law.

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

On October 24, 2019, the Political Bureau of the CPC Central Committee carried out the 18th collective learning on the current situation and trend of blockchain technology development, and President Xi Jinping emphasized that the integrated application of blockchain technology played an important role in new technological innovation and industrial transformation in China. On March 12, 2021, the National People's Congress (NPC) of the People’s Republic of China published Outline of the People’s Republic of China 14th Five-Year Plan for National Economic and Social Development and Long-Range Objectives for 2035, which states that PRC will accelerate the promotion of digital industrialization including blockchain and will promote the innovation of blockchain technology such as smart contracts, consensus algorithms, encryption algorithms, and distributed systems, focus on alliance chains to develop blockchain service platforms and application solutions in the fields of fintech, supply chain management, and government services, and improve supervision mechanisms.

On May 27, 2021, the MIIT and the CAC jointly issued Guiding Opinions on Accelerating the Application of Blockchain Technology and the Development of the Industry, which states, among others, that the management of blockchain-related intellectual property rights shall be strengthened and risk control mechanisms and technical prevention measures shall be improved. For example, it encourages enterprises to explore and establish a common intellectual property rights protection mechanism through blockchain patent pools, intellectual property rights alliances and other modes. The opinions also emphasize the importance of accelerate the application of blockchain technology and the overall development of the industry.

Regulations on Anti-Money Laundering

On October 31, 2006, the SCNPC issued the Anti-Money Laundering Law of the PRC, pursuant to which special non-financial institutions that are required by relevant regulations to perform the obligation of anti-money laundering shall, in accordance with law, perform their anti-money laundering obligation by adopting preventive and monitoring measures and establishing sound systems for distinguishing clients' identities, and preserving the data for clients' identities and records of transactions, and a report system for transactions involving large sums of money and for dubious transactions. The client ID data and transaction information acquired through performing the functions and duties of anti-money laundering according to law shall be kept confidential, and shall not be provided to any unit or individual unless otherwise prescribed by law. Any unit or individual that finds money laundering activities is entitled to report the same to the competent administrative authority of anti-money laundering or judicial organ, and the organs that accept the report shall keep confidential the reporter and the content reported. Advertising in the internet finance area and other publicity behaviors shall be carried out in a lawful, compliant, authentic, and accurate manner. No improper publicity of financial products or business may be carried out.

On June 1,2021, the People's Bank of China published the Circular of the People's Bank of China on Seeking Public Comments on the Anti-Money Laundering Law of the People's Republic of China (Revised Draft for Comment). Under this draft, enterprises and other market entities shall submit information on beneficial owners through the relevant information system of the market supervision and regulation department. Any enterprises, institutions, or individual that, for the purpose of providing commodities or services, receives and pays in cash instead of through financial institutions and the amount exceeds the prescribed amount shall report to China Anti-Money Laundering Monitoring and Analysis Center. The specific measures for the declaration of large cash receipts and payments shall be formulated by The State Council's anti-money laundering administrative department authorized by The State Council jointly with relevant departments. No enterprise, institution or individual may evade the obligation of reporting large cash receipts and payments by means of splitting cash transactions.

On April 12, 2016, General Office of the State Council issued a Circular of the General Office of the State Council on Issuing the Implementing Proposals for the Special Rectification of Internet Financial Risks, pursuant to which online P2P lending platforms or equity-based crowdfunding platforms shall not engage in asset management, claims or equity transfer, capital allocation in the high-risk securities market, or other financial business without approval. Internet enterprises that have not obtained the relevant financial business qualifications may not carry out the corresponding business by relying on the internet, and the nature of the business they carry out shall comply with the business qualifications obtained. Without approval of the relevant departments, no financial products of different categories that are privately placed may be offered to the public by packaging, splitting, or otherwise.

Furthermore, the People's Bank of China, China Banking and Insurance Regulatory Commission and China Securities Regulatory Commission jointly published the Administrative Measures for Anti-money Laundering and

Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), which became effective on January 1, 2019. Under these measures the specific scope of work on anti-money laundering and counter-terrorism financing in the internet finance industry shall be determined, adjusted and released by the People's Bank of China (“PBC”) in concert with relevant financial regulators of the State Council in accordance with laws, regulations and regulatory rules, including but not limited to the online payment, peer-to-peer lending, peer-to-peer lending information intermediary services, equity crowdfunding financing, internet fund sale, internet insurance, internet trust and internet consumption finance. The PBC will develop an online monitoring platform for anti-money laundering and counter-terrorism financing in the internet finance industry (hereinafter referred to as the “online monitoring platform”), and this online monitoring platform will be used to improve the online regulatory mechanism for anti-money laundering and strengthen information sharing. Service agencies other than financial institutions and non-banking payment institutions shall register the fulfillment of duties in anti-money laundering and counter-terrorism financing on the online monitoring platform. Where a single cash receipt or payment, or the aggregate cash receipts and payments, of a client on a single day, amount(s) to CNY50,000 or more or the equivalent value of USD10,000 or more, a service agency that is neither a financial institution nor a non-banking payment institution shall report the large-amount transaction within five working days of the occurrence of the transaction.

C.          Organizational Structure

The following diagram illustrates our corporate structure, including the variable interest entity and our principal subsidiaries and principal subsidiaries of the variable interest entity, as of the date of this annual report on Form 20-F:

Notes:

(1)	Shenzhen Xunlei is the variable interest entity. Mr. Sean Shenglong Zou, our co-founder and director, Mr. Hao Cheng, our co-founder and director, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang respectively own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests.
(2)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.

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

Proprietary technology license contract

Pursuant to the proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, Giganology Shenzhen grants Shenzhen Xunlei a non-exclusive and non-transferable right to use Giganology Shenzhen’s proprietary technology. Shenzhen Xunlei can only use the proprietary technology to conduct its business within China. Giganology Shenzhen or its designated representative(s) owns the rights to any improvements developed based on the proprietary technology licensed pursuant to this contract. This agreement expired in March 2022 and was extended for an additional 10 years by Giganology Shenzhen and Shenzhen Xunlei on March 1, 2022.

Intellectual properties purchase option agreement

Pursuant to the intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Shenzhen Xunlei irrevocably grants Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase certain specified intellectual properties that it owns for RMB1.0 or the minimum amount of consideration permitted under the PRC law. This agreement expired in March 2022 and was automatically extended for an additional 10 years, and will be extended automatically for an additional 10 years at each expiration date as long as these intellectual properties have not been transferred to Giganology Shenzhen and/or its designee and Shenzhen Xunlei then still exist.

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

In the opinion of TransAsia Lawyers, our PRC legal counsel:

●	the ownership structures of the variable interest entity and our subsidiaries in China comply all applicable PRC Laws and regulations currently in effect; and
●	the contractual arrangements among Giganology Shenzhen, our PRC subsidiary, Shenzhen Xunlei and its shareholders governed by PRC law are valid, binding and enforceable in accordance with the contractual arrangements’ terms, and will not result in any violation of PRC laws or regulations currently in effect.

We have been advised by TransAsia Lawyers, our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business to provide digital media data transmission and streaming services, online games and other value-added telecommunication services do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk factors—Risks related to our corporate structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.           Property, Plant and Equipment

Our principal executive offices are located at 21-23/F Block B, Building No.12, No.18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, the People’s Republic of China, which comprises approximately 7,575 square meters of office space. Other than offices in Shenzhen, we also have offices in Beijing. All offices have a total floor area of approximately 9,510 square meters. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. The lease for our principal executive offices will expire in May 2022, and the other leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed upon expiration. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans. In addition, we completed the construction of our headquarters building, and we will relocate our principal executive offices to the new building after we complete the final inspection and government approval procedures.

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

A.           Operating Results

Overview

We operate a powerful internet platform in China based on cloud technology to enable our users to quickly access, store, manage and consume digital media content on the internet. In recent years, we have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration plug-ins on mobile phones to further enlarge our user base and offer our users a wider range of access points. In addition, we provide a portfolio of synergic products and services across cloud acceleration, shared cloud computing, blockchain and digital entertainment to enrich the lives of our internet users.

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

We generate revenues primarily through the following services:

●	Subscription services. We provide cloud acceleration subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed to 38.1% of our revenue in 2021. Subscription fees are time-based and are primarily collected up-front from subscribers on a monthly or yearly basis.
●	Online advertising services (including mobile advertising). We provide marketing opportunities on our PC websites and mobile platform to advertisers. In May 2020, we have outsourced our advertising business to a subsidiary of Itui, our largest shareholder. Online advertising revenues contributed to 5.1% of our revenue in 2021. The revenues are derived principally from various forms of advertisements that were placed on our mobile platform.
●	Cloud computing and other internet value-added services. Other internet value-added services primarily include live streaming services and online game services. Revenues from cloud computing and other internet value-added services accounted for 56.0% of our total revenue in 2021.
●	Product revenue. We sell hardware devices mainly related to our cloud computing services, such as OneThing Cloud. Product revenue contributed 0.8% of our revenue in 2021.

Our revenues increased from US$181.3 million in 2019 to US$186.7 million in 2020, and further increased to US$239.6 million in 2021. We had a net loss attributable to Xunlei Limited of US$53.2 million, US$13.8 million and a net income of US$1.2 million in 2019, 2020 and 2021, respectively. Xunlei Kankan and web game business are accounted for as discontinued operations due to the sale of those two businesses and our consolidated statements of comprehensive income/(loss) in this annual report separately classify the discontinued operations from our remaining business operations for all years presented. Since 2019, we have started to operate web game business again under a different business model by cooperating with third parties. Revenues from web game business have been included in the continuing operations.

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

Our results of operations depend on our ability to maintain our technology leadership, with innovations such as our mobile technology, our uplink capacity crowdsourcing technology and our cloud acceleration technology. Our mobile technology allows users to access content from anywhere, our uplink capacity crowdsourcing technology enables us to utilize the idle capacity available from our large user base, and our cloud acceleration technology enables users to access content in an efficient manner. Our proprietary technology and highly scalable massive distributed computing network form our core competitive advantage, enabling us to deliver superior transmission acceleration services and enhanced user experience anywhere and with an efficient sort of acceleration. Our resource discovery network leverages our distributed computing power, computing and storage capacity and significantly reduces our reliance on servers operated by us. As part of our expansion strategy, we plan to devote substantial resources to research and development in order to better serve our users, particularly to our cloud computing services and mobile products and services. Therefore, the expenses associated with our research and development are expected to increase in the near future. However, we plan to continue to increase the uplink capacity we crowdsource through our cloud computing services, which is expected to reduce our bandwidth cost incurred in our purchase from traditional suppliers, contribute to the cost efficiency of our overall infrastructure and generate additional revenue when we sell those capacity to our customers.

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

	For the Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Continuing operations
Subscriptions	81,532	45.0	84,299	45.1	91,174	38.1
Online advertising	15,643	8.6	13,206	7.1	12,267	5.1
Product revenue	8,269	4.6	1,412	0.8	1,897	0.8
Cloud computing and other internet value-added services	75,823	41.8	87,766	47.0	134,263	56.0
Total	181,267	100.0	186,683	100.0	239,601	100.0

Subscriptions. We introduced our cloud acceleration subscription services in March 2009. We generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a time-based subscription fee. The standard subscription fee is RMB10 (US$1.6) per month or RMB99 (US$15.4) per year, and we also offer premium subscription packages with prices at RMB15 (US$2.3) per month or RMB149 (US$23.1) per year or RMB30 (US$4.7) per month or RMB288 (US$44.7) per year to cater to subscribers’ different demand for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Our subscription revenues, as a percentage of our revenues, increased from 45.0% in 2019 to 45.1% in 2020 and but decreased to 38.1% in 2021.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We may maintain our subscriber base in the future by expanding our offering of fee-based services, but important factors outside of our control, such as the PRC government’s regulation and censorship of information disseminated over the internet, may have a material adverse impact on our cloud acceleration services, which in turn may have an adverse effect on the number of our subscribers and on our revenues and results of operations. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China, particularly for pornographic content, and various websites were subject to penalties and in some cases outright suspension of website operations. We regularly conducted internal compliance investigation to ensure that the content transmitted by our products is in compliance with the strict standards set out by the authorities. We deleted millions of cached files, added thousands of keywords to our automatic keyword filtration system and permitted temporary suspension of services by approximately 173,000 existing subscribers as of the end of 2021. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.” In the future, there may be other laws and regulations that lead to further voluntary or forced removal of content or other measures to ensure compliance with standards set out by relevant regulatory authorities, which may further reduce our subscriber base. To date, we have not been able to quantify the magnitude and extent of such impact.

Online advertising. Our online advertising revenues are derived from various forms of advertisements that were placed on our PC websites and mobile platform. In 2020, we entered into an advertising revenue sharing agreement with Itui, our largest shareholder, and outsourced our advertising business to Itui. Pursuant to the agreement, Itui was responsible for operating our advertising services and share a portion of revenue generated from placing advertisements on our PC websites and mobile platform. See “Item 4. Information on the Company—B. Business Overview—Our platform—Advertising services.”

The revenues from our mobile advertising decreased from US$13.2 million in 2020 to US$12.2 million in 2021, accounting for 99.99% and 99.47% of the online advertising revenues in 2020 and 2021, respectively. We expect the revenues from mobile advertising will account for the majority of our advertising revenues in the future with our on-going transition to mobile internet. We do not expect to generate a significant amount of other advertising revenues in the foreseeable future.

Product revenue. Product revenue represents the revenue we generate primarily from the sales of hardware devices and OneThing Cloud, in relation to our cloud computing services. The product revenue increased from US$1.4 million in 2020 to US$1.9 million in 2021, primarily because we were gradually phasing out the sales of this product while exploring alternative ways for developing distributed cloud computing nodes.

Cloud computing and other internet value-added services. We actively seek new business opportunities that complement our existing core acceleration business to further improve our users’ overall experience. Revenues from cloud computing and other internet value-added services increased from US$75.8 million in 2019 to US$87.8 million in 2020 and further to US$134.3 million in 2021.

Revenues of cloud computing and other internet value-added services were generated primarily from our cloud computing services, live streaming services and online game services. For cloud computing services, we recognize revenue when we provide bandwidth to our customers. We started to generate revenue from cloud computing services in 2015 and the revenue from cloud computing services in 2021 accounted for 39.6% of our total revenues, representing an increase of 47.6% on a year-over-year basis, primarily due to an increased demand for our shared computing services. For live streaming services, users purchase virtual gifts from us and send the gifts they purchase to broadcasters while enjoying broadcasters’ performance. Revenue from live streaming service accounted for 14.7% of our total revenues, representing an increase of 68.2% on a year-over-year basis, primarily driven by increased demand for new live streaming products we launched in the second half of 2021. Our online games business used to consist of web games, mobile games and PC-based MMOGs. In light of the overall decline in web game market and a shift of our strategy, we streamlined our business and disposed of our web game business in January 2018 and discontinued our PC-based MMOGs business in July 2018. In 2019, we started to operate web game business again under a business model different from our previous web game business. We expect the revenue from cloud computing and other internet value-added services to increase in the future.

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

	For the Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Continuing operations
Bandwidth costs	57,093	31.5	62,384	33.4	80,720	33.7
Cost of inventories sold	7,181	4.0	1,660	0.9	1,516	0.6
Cost of live streaming services	20,734	11.4	15,640	8.4	26,506	11.1
Depreciation of servers and other equipment	5,198	2.9	6,247	3.3	4,805	2.0
Payment handling charges	1,658	0.9	1,459	0.8	3,066	1.3
Other costs	8,049	4.4	5,247	2.8	1,990	0.8
Total	99,913	55.1	92,637	49.6	118,603	49.5

Bandwidth costs. Bandwidth costs consist of the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers and the fees we compensate users of our ZQB and OneThing Cloud devices for the use of their idle uplink capacity. Bandwidth is a significant component of our cost of our total revenues. We expect our bandwidth costs to increase, but we expect the costs as a percentage of revenues would decline as we expect to rely more on crowdsourced bandwidth and further diversify our procurement sources.

For details on our cloud computing services, see “Item 4. Information on the Company—B. Business Overview.”

Cost of inventories sold. Cost of inventories sold mainly consists of the cost associated with the sale of hardware devices including OneThing Cloud, in relation to our cloud computing services.

Cost of live streaming services. Cost of live streaming services mainly represents the fees we pay to broadcasters and the talent agencies. We expect such cost to increase in the near future.

Depreciation of servers and other equipment. Depreciation expenses for servers and other equipment that are directly related to our business operations and technical support are included in our cost of revenues. We expect our depreciation expenses as a percentage of revenues to decrease as our total revenues are expected to increase, which is also consistent with the industry trend.

Payment handling charges. Payment handling charges are the fees we pay to payment channels for cloud acceleration subscription services, online games and other paid services. Users can make payments for such services through third-party online, and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers used to make subscription payments through mobile phones. However, as mobile carriers generally charge higher handling fees than other channels, we have modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling charges as a percentage of revenues to increase as we cooperated with more third-party payment service providers to collect our live streaming service fees.

Other costs. Other costs mainly include fast bird service cost, which we pay to telecommunication service providers for accelerating service we provide for our subscribers’ internet access, and impairment cost, which arises from our write-down of inventory based on our assessment.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) asset impairment loss, net of recoveries. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Research and development expenses	68,571	37.8	55,463	29.7	61,859	25.8
Sales and marketing expenses	31,820	17.6	18,064	9.7	24,569	10.3
General and administrative expenses	38,930	21.5	33,910	18.2	36,868	15.4
Asset impairment loss, net of recoveries	(2,147)	(1.2)	5,090	2.7	1,206	0.5
Total	137,174	75.7	112,527	60.3	124,502	52.0

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

Asset impairment loss, net of recoveries. Asset impairment loss, net of recoveries consists of assets written-offs after impairment and recoverability assessment, net of recovered amount of impaired assets. The asset impairment in 2021 represents write-off of certain receivables and prepayments based on our assets impairment assessment.

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

In April 2009, the State Administration for Taxation, or SAT, issued a circular, which provides that an enterprise that is qualified as the High and New Technology Enterprise, or HNTE, is entitled to apply with the relevant tax authorities to enjoy the reduced enterprise income tax rate of 15%. In January 2016, relevant PRC government authorities further issued qualification criteria, application procedures and assessment processes for the qualification of HNTE. Each of Shenzhen Xunlei, Shenzhen Onething, Xunlei Computer and Shenzhen Wangwenhua currently possesses such HNTE certificate. As a result, these four entities are qualified to enjoy a preferential tax rate of 15% for the year ended December 31, 2021. The HNTE certificates possessed by Shenzhen Xunlei and Shenzhen Wangwenhua will expire in December 2023, and the HNTE certificates possessed by Shenzhen Onething and Xunlei Computer will expire in December 2024.

In July 2020, Jiangxi Node was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The 15% preferential tax rate is awarded to companies that are located in the western regions of China and operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. The tax rate assessed for Jiangxi Node was 15% for both 2020 and 2021.

Certain of our subsidiaries in China have been granted certain tax concessions to small scale entities by tax authorities in China whereby the subsidiaries operating in the respective region are entitled to tax concessions, the remaining PRC subsidiaries and the VIE’s subsidiaries are subject to a 25% EIT rate.

According to the EIT Law and its implementation rules, foreign enterprises, which have no commercial presence in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC, are subject to a 10% PRC withholding tax, or WHT (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2020 and December 31, 2021, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such WHT is required.

In addition, the current EIT Law treats enterprises established outside the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. If a company is considered as a PRC resident enterprise for tax purposes, it would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income after January 1, 2008. As of December 31, 2021, our company has not accrued for PRC tax on such basis. Our company will continue to monitor its tax status.

Hong Kong

Our subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong.

Singapore

Our subsidiaries incorporated in Singapore were subject to 17% of their taxable income.

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

	For the Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Total revenue, net of rebates and discounts	181,267	100.0	186,683	100.0	239,601	100.0
Business taxes and surcharge	(602)	(0.3)	(312)	(0.2)	(819)	(0.3)
Total net revenues	180,665	99.7	186,371	99.8	238,782	99.7
Cost of revenues	(99,913)	(55.1)	(92,637)	(49.6)	(118,603)	(49.5)
Gross profit	80,752	44.6	93,734	50.2	120,179	50.2
Research and development expenses	(68,571)	(37.8)	(55,463)	(29.7)	(61,859)	(25.8)
Sales and marketing expenses	(31,820)	(17.6)	(18,064)	(9.7)	(24,569)	(10.3)
General and administrative expenses	(38,930)	(21.5)	(33,910)	(18.2)	(36,868)	(15.4)
Asset impairment loss, net of recoveries	2,147	1.2	(5,090)	(2.7)	(1,206)	(0.5)
Total operating expenses	(137,174)	(75.7)	(112,527)	(60.3)	(124,502)	(52.0)
Operating loss	(56,422)	(31.1)	(18,793)	(10.1)	(4,323)	(1.8)
Interest income	1,897	1.1	1,471	0.8	723	0.3
Interest expense	(75)	(0.0)	(406)	(0.2)	(95)	—
Other income, net	5,861	3.2	4,737	2.5	4,678	2.0
(Loss)/income before income tax	(48,739)	(26.8)	(12,991)	(7.0)	983	0.4
Income tax expenses/(benefits)	(4,676)	(2.6)	(1,149)	(0.6)	125	0.1
Net (loss)/income for the year	(53,415)	(29.4)	(14,140)	(7.6)	1,108	0.5
Less: Net loss attributable to the non-controlling interest	(246)	(0.1)	(300)	(0.2)	(83)	—
Net (loss)/income attributable to Xunlei Limited	(53,169)	(29.3)	(13,840)	(7.4)	1,191	0.5

Year ended December 31, 2021 compared with year ended December 31, 2020.

Revenues. Our revenues increased by 28.3% from US$186.7 million in 2020 to US$239.6 million in 2021, primarily due to the increases in revenues from cloud computing services and live streaming services.

●	Our revenue from subscription services increased by 8.2% from US$84.3 million in 2020 to US$91.2 million in 2021, primarily due to an increase in paying subscribers.
●	Our online advertising revenues decreased by 7.1% from US$13.2 million in 2020 to US$12.3 million in 2021, primarily due to lower advertising placements starting from the second quarter of 2021 as a result of evolving regulations of the Chinese internet industry that negatively affected our adverting business.
●	Revenues derived from cloud computing and other internet value-added services increased by 53.0% from US$87.8 million in 2020 to US$134.3 million in 2021, primarily due to an increased demand for our shared cloud computing services and live streaming services.
●	Our product revenue increased by 34.3% from US$1.4 million in 2020 to US$1.9 million in 2021, primarily due to an increase in sales of OneThing Cloud as a result of an increased demand of OneThing Cloud from users.

Cost of revenues. Our cost of revenues increased by 28.0% from US$92.6 million in 2020 to US$118.6 million in 2021, primarily attributable to an increase in sales of our cloud computing products and revenue-sharing costs for our live streaming products.

Bandwidth costs. Our bandwidth costs increased by 29.4% from US$62.4 million in 2020 to US$80.7 million in 2021, primarily due to the increased sales of our cloud computing services.

Cost of inventories sold. Our cost of inventories sold decreased by 22.0% from US$1.7 million in 2020 to US$1.5 million in 2021, primarily due to a decrease in unit cost of OneThing Cloud hardware as it has been write-down to a lower net realizable value.

Cost of live streaming. Our cost of live streaming services increased by 69.5% from US$15.6 million in 2020 to US$26.5 million in 2021, primarily due to an increase in revenue-sharing costs along with the growth of our live-streaming services.

Depreciation of servers and other equipment. Depreciation of servers and other equipment decreased by 23.1% from US$6.2 million in 2020 to US$4.8 million in 2021, primarily due to our disposal of servers, which we no longer use due to product upgrade.

Payment handling charges. Our payment handling charges increased by 110.1% from US$1.5 million in 2020 to US$3.1 million in 2021, primarily because we cooperated with more third-party payment service providers to collect fees for rendering live streaming service, the revenue of which increased by 68.2% as compared to that of the previous year.

Other costs. These costs decreased by 59.9% from US$5.2 million in 2020 to US$2.0 million in 2021, primarily due to less write-down of our inventory for OneThing Cloud hardware device compared with that of 2020.

Gross profit. As a result of the above, our gross profit increased by 28.2% from US$93.7 million in 2020 to US$120.2 million in 2021.

Gross profit margin remained stable at approximately 50.2% in both 2020 and 2021.

Operating expenses. Our operating expenses increased by 10.6% from US$112.5 million in 2020 to US$124.5 million in 2021, primarily due to (i) increased labor cost as a result of increased headcounts; (ii) an increase in marketing and promotional activities for Mobile Xunlei and our new live streaming products, which we launched in 2021, and (iii) increased amortization expense regarding newly awarded restricted share units during 2021.

Research and development expenses. Our research and development expenses increased by 11.5% from US$55.5 million in 2020 to US$61.9 million in 2021, primarily due to increased employee related cost as a result of an increase in headcounts.

Sales and marketing expenses. Our sales and marketing expenses increased by 35.9% from US$18.1 million in 2020 to US$24.6 million in 2021, primarily due to more marketing and promotional activities conducted in 2021 for Mobile Xunlei and our new live streaming products in 2021.

General and administrative expenses. Our general and administrative expenses increased by 8.7% from US$33.9 million in 2020 to US$36.9 million in 2021, primarily due to increased amortization expense related to newly awarded restricted share units.

Asset impairment loss, net of recoveries. We recorded a debit amount of US$1.2 million in 2021, compared to a debit amount of US$5.1 million in 2020. The decrease was primarily due to write-off of certain receivables and prepayments in relation to our cloud computing business in 2020.

Interest income. Our interest income decreased by 50.9% from US$1.5 million in 2020 to US$0.7 million in 2021, primarily due to a decrease of time deposits in our bank account.

Interest expense. Our interest expense decreased from US$0.4 million in 2020 to US$0.1 million in 2021, primarily because less interest was accrued for the long-term payables to certain shareholders arising from the repurchase of shares in 2014.

Other income, net. Our other income, net was US$4.7 million in 2021, same as the amount in the previous year.

Income tax (benefits)/expenses. We had income tax benefits of US$0.1 million in 2021, compared with an income tax expenses of US$1.1 million in 2020. We had income tax expenses in 2020 primarily due to the decrease of deferred tax assets.

Net (loss)/income. As a result of the above, there was a net income of US$1.1 million in 2021, as compared with a net loss of US$14.1 million in 2020. The change was primarily due to an increase in gross profit in 2021.

Net (loss)/income attributable to Xunlei Limited. As a result of the above, we generated a net loss attributable to Xunlei Limited of US$13.8 million in 2020 and a net income attributable to Xunlei Limited of US$1.2 million in 2021.

Year ended December 31, 2020 compared with year ended December 31, 2019.

Revenues. Our revenues increased by 3.0% from US$181.3 million in 2019 to US$186.7 million in 2020, primarily due to the increases of revenues from cloud computing services and subscription service.

●	Our revenue from subscription services increased by 3.4% from US$81.5 million in 2019 to US$84.3 million in 2020, primarily due to an increase in average revenue per user.
●	Our online advertising revenues decreased by 15.6% from US$15.6 million in 2019 to US$13.2 million in 2020, primarily due to a decreased demand for our mobile advertising services.
●	Revenues derived from cloud computing and other internet value-added services increased by 15.8% from US$75.8 million in 2019 to US$87.7 million in 2020, primarily due to an increased demand for our shared cloud computing services.
●	Our product revenue decreased by 82.9% from US$8.3 million in 2019 to US$1.4 million in 2020, primarily due to a decrease in sales of OneThing Cloud as a result of a decreased demand of OneThing Cloud from users.

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

Gross profit margin increased from 44.5% in 2019 to 50.2% in 2020, primarily due to the increases of revenue from cloud computing and subscription service, both of which had improved gross margin.

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

Asset impairment loss, net of recoveries. We recorded a credit balance of US$5.1 million in 2020, compared to US$2.1 million in 2019, the increase was primarily due to write-off of certain receivables and prepayments in relation to our cloud computing business during the year.

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

Inflation

To date, inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected if China experiences higher rates of inflation in the future.

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

A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. Contract costs include incremental costs of obtaining a contract and costs to fulfil a contract.

We generate revenues from various streams. Net revenues presented in the consolidated statements of (loss)/income represent revenues from service and product sales net off sales discount, value-added tax and related surcharges.

Subscription revenues

We operate a VIP membership program where VIP members can have access to high speed online acceleration services, online streaming and other access privileges. The subscription fee is time-based and is collected up-front from subscribers. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contracts. The receipt of subscription fee is initially recorded as contract liabilities. We satisfy our various performance obligations by providing services throughout the subscription period and revenue is recognized ratably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. We evaluated the principal versus agent criteria and determined that we are the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, we assess whether it maintains the principal relationship with the VIP members, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, and mobile payment channels (“payment handling charges”) are recorded as the cost of revenues in the same period as the revenue for the subscription fee is recognized.

Advertising revenues

We cooperate with advertising platforms such as Guangdiantong and Baidu, of which, the advertising platforms are responsible for matching the requirements of advertisers or advertising agencies and dispatching the advertising content to our platforms by certain analysis systematically. As the advertising platforms are viewed as customers in these transactions, revenue is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

In May 2020, we entered into a user traffic monetization agreement with Beijing Itui Online Network Technology Co., Ltd. (“Itui Online”), a company controlled by one of our principal shareholders. Since May 2020, Itui Online has been handling substantially all of our advertising resources, including matching the requirements of advertisers and dispatching the advertising content to our platforms. Itui Online is viewed as the customer and revenue is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

Live streaming revenue

We operate certain live streaming platforms where users can access the platform, view the live streaming content provided by performers, and purchase virtual gifts which they can grant to performers in the live streaming platform to show support for their favorite performers. We are the principal in the provision of the live streaming content and experience, which is considered as the performance obligation of us. We recognize revenue from sales of virtual gifts to the viewers when the relevant virtual gifts are presented to the performers or over the duration of stated period of the time-based item. We do not have further obligations to the viewers after the virtual gifts are consumed immediately or after the stated period for time-based items although we will continue to provide the live streaming content to the viewers in order to continue to generate sales of virtual gifts.

Cloud computing and other internet value-added services

Revenues from cloud computing. On a monthly basis, we record the bandwidth we deliver and recognize revenue from customers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month).

Online game revenues. We enter into a series of technical cooperation agreements with third-party online game operators. Users access to our platform and purchase in-game virtual items which can then be used in games provided by the third-party online game operators. We provide the third-party online game operators with a portal which the online game operators can host the online games. We charge the online game operators based on a pre-determined portion of proceeds earned from paying users pursuant to the revenue sharing arrangements for the provision of portal and payment collection service to the online game operators. The third-party online game operators are the principal in the provision of games to users and we provide the relevant platform to the game operators, therefore, the game operators are viewed as the customers in these transactions.

The service fees receivable from the third-party online game operators are variable, which are contingent upon future events (future cash proceeds paid by game players), and are recognized when the contingency is met provided that collectability is reasonably assured.

Share-based Compensation

We awarded a number of restricted shares to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 19 to our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021.

We measure share-based compensation based on the stock price at the grant date. As we have granted restricted shares with service-only condition, we elected to recognize compensation costs net of estimated forfeitures on a straight-line basis over the requisite service period, which is generally the same as the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Impairment of Long-lived Assets

For other long-lived assets, we evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows we expect to receive from use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If we identify an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Impairment of Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries, the VIE and the subsidiaries of the VIE. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

No goodwill impairment losses were recognized in 2019, 2020 and 2021 based on the impairment test performed by us.

Consolidation

The consolidated financial statements include the financial statements of Xunlei Limited, our subsidiaries, the VIE for which Xunlei Limited is the primary beneficiary and the subsidiaries of the VIE. All significant transactions and balances among our subsidiaries, the variable interest entity and us have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, control more than one-half of the voting power, or has the power to appoint or remove the majority of the members of the board of directors to cast a majority of the votes at meetings of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

An entity is considered to be a variable interest entity if the entity’s equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in “Certain risk and concentration” in Note 28 to our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021.

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by our company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of our company. Non-controlling interests in the results of our company is presented on the face of the consolidated statements of comprehensive (loss)/income as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of our company.

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

The allowances provided for accounts receivable was US$9.3 million as of December 31, 2020 and US$1.8 million as of December 31, 2021.

Taxation and Uncertain Tax Positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgments and estimates. Based on management’s estimated future taxable income management concluded that it is more likely than not that the net operating losses carried forward cannot be utilized prior to their respective expiration dates.

We adopted the ASC 740 “Income Taxes” regarding uncertain tax positions and evaluated our open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in our consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority.

We did not have any significant uncertain tax position and there was no effect on our financial position or results of operations as a result of implementing the ASC 740 “Income Taxes”. We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any.

PRC value-added tax

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. In addition to the product revenues currently subject to VAT at a rate of 13% (17% before May 1, 2018 and 16% before April 1, 2019), our subscription revenue, live streaming revenue, cloud computing revenue, and online games revenue are now subject to VAT at a rate of 6%.

According to the policy of the State Taxation Administration of the PRC, starting from April 1, 2019 to December 31, 2021, enterprises that engage in postal services, telecommunication services and consumer services are entitled to claim 110% of the input tax incurred as tax credit in determining VAT payable. The policy has been extended to December 31, 2022 by the State Taxation Administration of the PRC on February 18, 2022.

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

We are involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement and routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in our business practices, which could impact our future financial results. We have incurred US$2.0 million, US$1.0 million legal and litigation related expenses for 2019 and 2021, respectively, while we reversed US$1.2 million legal and litigation related expense for 2020.

As of the date of this annual report, we have 17 lawsuits pending against us with an aggregate amount of claimed damages of approximately RMB10.9 million (US$1.7 million) which occurred before December 31, 2021. Among these 17 pending lawsuits, nine of them were relating to the alleged copyright infringement in China. We have accrued for US$1.0 million litigation related expenses in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2021, which is the most probable and reasonably estimable outcome.

We estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from our legal counsel. We are in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, we do not expect that the outcome of these 17 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility we may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against us in a reporting period for amounts in excess of management’s expectations, our consolidated financial statements for that reporting period could be materially adversely affected.

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.           Liquidity and Capital Resources

We have financed our operations primarily by using our existing internal cash reserves and borrowing bank loans. As of December 31, 2021, we had US$239.0 million in cash and cash equivalents and short-term investments. As of the same date, we also had US$4.1 million restricted cash, which represents cash deposited in a bank account due to legal or contractual restrictions, and US$20.2 million outstanding bank loans for the construction of our headquarters building.

We have incurred accounts receivable from the sales of CDN and advertising revenue sharing with Itui. Thus, the financials of our customers purchasing CDN from us including Itui may affect our collection of accounts receivable. Any inability of CDN purchasers and Itui, especially those that accounted for a significant percentage of our accounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows.

In the future, we may rely on dividends and other distributions on equity paid by our wholly owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risk related to our corporate structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, the variable interest entity and its subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, variable interest entity and its subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2021, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$169.2 million.

As an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the variable interest entity only through loans, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk factors—Risks related to our corporate structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and variable interest entity and its subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or variable interest entity when needed. Notwithstanding the forgoing, Giganology Shenzhen may use its own retained earnings (as opposed to RMB converted from foreign currency denominated capital) to provide financial support to Shenzhen Xunlei either through extended payment terms on amounts due to Giganology Shenzhen from Shenzhen Xunlei, or via entrusted loans from Giganology Shenzhen to Shenzhen Xunlei, or direct loans to its nominee shareholders, which would be contributed to the variable interest entity as capital injection. Such direct loans to the nominee shareholders would be eliminated in the consolidated financial statements against the VIE’s share capital.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of US$)
Net cash (used in)/generated from operating activities	(45,649)	(13,911)	19,480
Net cash generated from/(used in) investing activities	79,260	(20,756)	(32,619)
Net cash generated from/(used in) financing activities	12,177	2,679	(223)
Net increase/(decrease) in cash, cash equivalents and restricted cash	45,788	(31,988)	(13,362)
Cash, cash equivalents and restricted cash at the beginning of year	122,930	165,448	138,789
Effect of exchange rates on cash, cash equivalents, and restricted cash	(3,270)	5,329	2,009
Cash, cash equivalents and restricted cash at end of year	165,448	138,789	127,436

As of December 31, 2021, we had cash or cash equivalents, including restricted cash, of US$127.4 million in total, including RMB356.4 million (US$55.9 million) and US$30.9 million located within the PRC, of which RMB128.3 million (US$20.1 million) and US$0.6 million was held by the VIE, Shenzhen Xunlei, and its subsidiaries. We also had cash or cash equivalents of RMB132.0 thousand (US$21.0 thousand), US$35.8 million, HK$1.4 million (US$0.2 million) and THB1.7 million (US$51 thousand) located outside of the PRC as of December 31, 2021.

Operating activities

Net cash generated from operating activities amounted to US$19.5 million in 2021, which was primarily attributable to a net income of US$1.1 million, adjusted for certain non-cash expenses consisting principally of the depreciation of property and equipment of US$6.3 million, share-based compensation amortization expenses of US$6.2 million, amortization of US$1.9 million right-of-use assets, and a net change in working capital. The net change in working capital was primarily due to an increase in accounts receivable of US$2.2 million, which was the in line with the increase of cloud computing revenues, an increase in due from related parties of US$8.5 million, mainly due to the increase of transaction amount with related parties, and an increase in accounts payable of US$5.2 million, which was in line with the increased of bandwidth cost.

Net cash used in operating activities amounted to US$13.9 million in 2020, which was primarily attributable to a net loss of US$14.1 million, adjusted for certain non-cash expenses consisting principally of the depreciation of property and equipment of US$9.3 million, allowance for doubtful accounts of US$5.3 million, impairment of inventories of US$3.3 million, and a net change in working capital. The net change in working capital was primarily due to a decrease in accounts receivable of US$5.0 million, which was the settlement from customers before the year ended December 31, 2019, an increase in due from related parties of US$8.6 million, which was in line with the increase of advertising services revenues, a decrease in accounts payable of US$4.9 million, which was due to shorter payment term we made for our bandwidth purchases.

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

Net cash used in investing activities amounted to US$32.6 million in 2021, primarily attributable to proceeds from collection upon maturities of short-term investments of US$342.0million, which was partially offset by our purchase of short-term investments of US$337.7 million and loan to related party of US$20.0 million.

Net cash used in investing activities amounted to US$20.8 million in 2020, primarily attributable proceeds from collection upon maturities of short-term investments of US$167.4 million, which was partially offset by our purchase of short-term investments of US$177.1 million.

Net cash generated from investing activities amounted to US$79.3 million in 2019, primarily attributable to proceeds from collection upon maturities of short-term investments of US$450.7 million, which was partially offset by our purchase of short-term investments of US$355.3 million.

Financing activities

Net cash used in financing activities amounted to US$0.2 million in 2021, primarily attributable to proceeds from bank borrowings of US$2.2 million, repayment of bank borrowings of US$2.4 million.

Net cash generated from financing activities amounted to US$2.7 million in 2020, primarily attributable to proceeds from bank borrowings of US$7.8 million, repurchase of shares of US$4.5 million.

Net cash generated from financing activities amounted to US$12.2 million in 2019, primarily attributable to proceeds from bank borrowings of US$11.3 million.

Material Cash Requirements

Our material cash requirements mainly include capital expenditures, contractual obligations and long-term debt obligations.

Capital expenditures

Our capital expenditures primarily consist of purchasing servers or other equipment for our business operations and payment for facility construction in progress. We made capital expenditures of US$14.7 million in 2019, US$13.6 million in 2020 and US$13.2 million in 2021. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

Our contractual obligations mainly include bandwidth lease obligations and capital obligations. The following table sets forth our contractual obligations as of December 31, 2021:

		Less than			Over 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of US$)
Bandwidth lease obligations	4,410	4,410	—	—	—
Capital obligations	18,291	17,993	298	—	—
Total	22,701	22,403	298	—	—

As of December 31, 2021, we had unconditional purchase obligations for switchboard, servers, office software and construction in progress that had not been recognized in the amount of US$18.3 million.

Long term debt obligations

Our long term debt obligations primarily consist of bank borrowings and estimated interest payments. Our long term loan is bank borrowing for the construction of our headquarters building, and the interest rate is calculated based on the Loan Prime Rate plus 15 basis points. The bank borrowings will be due according to the following schedule:

		Less than 1			Over 5
	Total	year	1-3 years	3-5 years	years

	(in thousands of US$)
Bank borrowings obligations	20,167	2,876	5,820	3,861	7,610
Estimated interest payment obligations	3,630	949	1,622	1,035	24
Total	23,797	3,825	7,442	4,896	7,634

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Off-balance sheet arrangements

We do not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any guarantees, retained or contingent interest in assets transferred to an unconsolidated entity, contractual arrangements that support the credit, liquidity or market risk for transferred assets; obligations that arise or could arise from variable interests held in an unconsolidated entity.

C.           Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2021, we had a team of 401 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.           Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (‘‘U.S. GAAP’’), which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. See Item 18 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies.”

Allowance for expected credit losses

For receivable with similar risk characteristics, we make estimates of expected credit losses on a pool based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, consideration of current and future economic conditions and changes in our collection trends and other factors that may affect its ability to collect from the customers. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are recorded as assets impairment loss on the consolidated statements of comprehensive income. Changes in these estimates and assumptions could materially affect the credit losses.

For loans to and trade receivables due from Itui, our largest shareholder and its subsidiaries, we adopted a CECL model based on probability-of-default method. Our management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include the age of the receivable balances, estimated collection schedule, discount rate, financial condition and performance data of Itui and its business development considering current and future economic conditions.

Valuation allowance of deferred tax assets

We make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, as well as (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not. To assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. This process is inherently subjective since it requires our assessment of the probability of future outcomes. We evaluate these uncertain tax positions on a quarterly basis, including consideration of changes in facts and circumstances, such as new regulations or recent judicial opinions, as well as the status of audit activities by taxing authorities. Changes in these estimates and assumptions could materially affect the tax position measurement and financial statement recognition. See Note 23 to the Consolidated Financial Statements for information regarding taxation.

Impairment of goodwill

Under U.S. GAAP, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Application of a goodwill impairment test requires significant management judgment. Our goodwill was attributable to the Company as a whole. The impairment test for goodwill determines the fair value of the reporting unit, the Company as a whole, and compares it to the carrying value of the assets and liabilities, including goodwill, of the reporting unit.

For fair value of the company, we use a discounted cash flow model derived from the long-term (five-year) cash flow projections to estimate the fair value, which requires the use of inputs such as the forecasted future revenues, costs and operating expenses attributable to the company, terminal growth rate and the discount rate. Our estimates of these inputs require subjective management judgment and are inherently uncertain. Changes in our estimates of these inputs may cause us to record impairment in the future.

No goodwill impairment losses were recognized for the years ended December 31, 2019, 2020 and 2021 based on the impairment test performed by us. See Note 13 to the consolidated financial statements for information regarding goodwill.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Events that trigger a test for recoverability include material adverse changes in projected revenues or expenses, present cash flow losses combined with a history of cash flow losses and a forecast that demonstrates significant continuing and significant negative expectation of economic growth. When a triggering event occurs, a test for recoverability is performed. We assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows we expect to receive from the use of the assets and their eventual disposition at the lowest level of identifiable cash flows. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value.

Inherent in the undiscounted future cash flows are assumptions and estimates derived from a review of business plan forecasts, expected growth rates, and market economy. Changes in assumptions or estimates can materially affect the fair value measurement.

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Li	46	Chairman and Chief Executive Officer
Sean Shenglong Zou	50	Co-Founder and Director
Yubo Zhang	45	Director and President
Peng Shi	34	Director
Hui Duan	42	Director
Jenny Wenjie Wu	47	Independent Director
Ya Li	52	Independent Director
Naijiang (Eric) Zhou	59	Chief Financial Officer

Mr. Jinbo Li has been our chairman and chief executive officer since April 2020. Mr. Li is a successful serial entrepreneur with more than 20 years’ experience in China’s internet and technology industry. Mr. Li was part of Xunlei’s founding team and contributed to establishing and leading the core R&D team during the crucial early stage of Xunlei from 2004 to 2009. Mr. Li left Xunlei in January 2010 and acted as the chief executive officers of two internet ventures from 2010 to 2014. Mr. Li founded Itui International Inc., a company focusing on developing mobile applications for social networking services, in 2014 and acted as its chairman and chief executive officer since then. Mr. Li received his bachelor’s degree in 1998 from Shandong University in China and master’s degree in 2001 from Peking University in China.

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

Ms. Jenny Wenjie Wu has been serving as our independent director since June 2014 and is currently an independent non-executive director of Kingsoft Corporation Limited (3888.HK) and an independent non-executive director of BlueCity Holdings Limited (NASDAQ: BLCT). Ms. Wu served as the chief investment officer of New Hope Group from November 2018 to February 2020. Prior to joining New Hope Group, Ms. Wu was a founding and managing partner of Baidu Capital from November 2016 to November 2018. Ms. Wu successively served as the deputy chief financial officer, the chief financial officer, and the chief strategy officer at Trip.com Group Limited (NASDAQ: TCOM) from December 2011 to November 2016. Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in China Merchants Holdings (International) Company Limited (0144.HK), a company listed on the Hong Kong Stock Exchange, for three years. Ms. Wu has a Ph.D. degree in Finance from the University of Hong Kong, a master’s degree in Finance from the Hong Kong University of Science and Technology, and both a master’s degree and a bachelor’s degree in Economics from Nankai University, China. Ms. Wu has been a Chartered Financial Analyst (CFA) since 2004.

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

Mr. Naijiang (Eric) Zhou has been serving as our chief financial officer since September 2017. Mr. Zhou has extensive professional experience covering corporate finance, financial planning and analysis, domestic and international investment project due diligence, and mutual fund and private equity investment research and management in the U.S. and in China. Most recently, Mr. Zhou was an interim chief financial officer at ChinaCache International Holdings Limited. Mr. Zhou served as a senior vice president of ChinaCache from September 2015 to June 2016. From February 2010 to December 2014, he served as the vice president of finance and the chief financial officer at Sutor Technology Group Limited. Prior to that, Mr. Zhou served in various roles, including an executive vice president and the chief financial officer at Richfield Investment Ltd., an equity research analyst at Roth Capital Partners, a principal financial planner at American Electric Power and a senior research analyst at U.S. Global Investors. Mr. Zhou obtained a bachelor’s degree with honors in Petroleum Management Engineering from China Petroleum University, and both MBA in Finance and Ph.D. in Interdisciplinary Energy and Mineral Resources from the University of Texas at Austin. Mr. Zhou is a CFA charter holder.

B.           Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$1.0 million in cash to our executive officers, and we paid approximately US$0.9 million in cash compensation to our non-executive directors. In addition, we paid approximately US$0.4 million in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan, see “—Share Incentive Plan.” For restricted share grants outside the share incentive plan, see “—Share Incentive Plan.”

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

Under the 2020 Plan, the maximum aggregate number of common shares available for grant of awards is 31,000,000, consisting of (i) 9,667,230 common shares of the Company underlying the 1,933,446 American depositary shares the Company repurchased pursuant to the repurchase programs authorized by the Company in December 2014 and January 2016, (ii) 10,150,313 common shares of the Company reserved for issuance under the 2020 Plan, representing 10,150,313 common shares of the Company that were previously reserved under the Company’s 2010 share incentive plan but the corresponding share incentive awards had not been granted as of the termination of the Company’s 2010 share incentive plan, (iii) 10,889,429 common shares of the Company currently held by Leading Advice Holding Limited, the Company’s share incentive awards holding platform under the Company’s 2013 share incentive plan and 2014 share incentive plan, representing the amount of common shares of which the corresponding awards under the Company’s 2013 share incentive plan and 2014 share incentive plan had not been granted as of the termination of the Company’s 2013 share incentive plan and 2014 share incentive plan, and (iv) 293,028 common shares of the Company reserved for issuance under the 2020 Share Incentive Plan. Upon the termination of the Existing Plans and the adoption of the 2020 Plan, Leading Advice Holding Limited shall act as the holding platform of certain share incentive awards under the 2020 Share Incentive Plan and continue to hold 7,871,564 common shares of the Company under the 2020 Plan.

As of March 31, 2022, 25,184,475 restricted share units had been granted and outstanding under the 2020 Plan. As of March 31, 2022, there were also 480,000 unvested restricted shares that survived the termination of our previous share incentive plans and remained outstanding under the 2020 Plan. The following paragraphs summarize the terms of the 2020 Plan.

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

The following table summarizes, as of March 31, 2022, the outstanding awards granted to our executive officers and directors under the 2020 plan.

	Number of restricted	Exercise price
Name	shares awarded (1)	(US$/share)	Date of grant	Date of expiration
Jinbo Li	6,693,040	—	May 25,2021	—
Yubo Zhang	6,693,040	—	May 25,2021	—
Naijiang (Eric) Zhou	*	—	March 1, 2018	—
Jenny Wenjie Wu,	*	—	April 29,2021	—
Ya Li	*	—	April 29,2021	—
(1)	The number in this column does not include the common shares issued to the grantee upon vesting of restricted shares.
*	Less than one percent of our total outstanding share capital.

As of March 31, 2022, our employees other than directors and executive officers as a group held 12,058,295 outstanding restricted shares and restricted share units that remain unvested. These restricted shares and restricted share units were granted on various dates from April 1, 2016 through September 1, 2021.

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

C.           Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. All the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof and to issue debentures, debenture stock and other securities whenever money is borrowed or as a security for any debt, liability or obligation of our company or any third party, may only be carried out jointly by our chief executive officer and chief financial officer.

Board Diversity Matrix

Subject to the Nasdaq Stock Market rules, the below table sets forth our board diversity matrix as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ	0
Did Not Disclose Demographic Background	1

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

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Ms. Jenny Wenjie Wu, Mr. Ya Li and Mr. Yubo Zhang, and is chaired by Mr. Yubo Zhang. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.           Employees

As of December 31, 2021, we had 918 employees, including 132 in general administration, 650 in research and development and 136 in sales and marketing. We group our employees into three categories—research and development, sales and marketing and general administration. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

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

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2022 held by:

●	each of our current directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 337,427,946 total outstanding common shares as of March 31, 2022, excluding (i) 10,889,929 common shares held by Leading Advice Holdings Limited, a share incentive awards holding platform, and (ii) 20,559,830 common shares, consisting of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased by us but not yet cancelled.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%†
Directors and executive officers**:
Jinbo Li(1)	136,364,999	40.0%
Sean Shenglong Zou(2)	22,931,611	6.8%
Yubo Zhang	*	*
Peng Shi	—	—
Hui Duan	—	—
Jenny Wenjie Wu	*	*
Ya Li	*	*
Naijiang (Eric) Zhou	*	*
All directors and executive officers as group	163,310,505	47.5%
Principal shareholders:
Itui International Inc.(3)	133,018,479	39.4%
Sean Shenglong Zou(2)	22,931,611	6.8%

Notes:

*	Less than 1% of the total outstanding common shares.
**

The business address of Messrs Jinbo Li, Sean Shenglong Zou, Yubo Zhang, Naijiang (Eric) Zhou and Ms. Jenny Wenjie Wu is 21-23/F, Block B, Building #12, 18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Peng Shi and Mr. Hui Duan is Room 407, Taixing Building, No.11 Huayuan East Road, Haidian District. Beijing 100089, China. The business address of Mr. Ya Li is Room 1B-2901 Park 1872, 217 Ba Li Zhuang Bei Li, Chaoyang District, Beijing, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2022, by the sum of (i) the total number of outstanding common shares as of March 31, 2022, 337,427,946, and (ii) the number of common shares underlying share options, restricted shares, and warrants held by such person or group that are exercisable within 60 days of March 31, 2022.

(1)	Mr. Jinbo Li, through his holding vehicle, owns 19.4% of the total outstanding shares (equal to 54.5% of the total voting power of all outstanding shares) of Itui International Inc., which in turn owns 101,820,239 common shares and 6,239,648 ADSs of our company. In addition, there are 3,346,520 common shares issuable to Mr. Li upon the exercise of options within 60 days after March 31, 2022. By virtual of his controlling interest in Itui International Inc. and upon the exercise of granted options, Mr. Jinbo Li is deemed to be a beneficial owner of 136,364,999 common shares of our company.
(2)	Represents (i) 2,186,322 ADSs and one common share directly held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Zou through a family trust, and (ii) 2,400,000 ADSs held by Eagle Spirit LLC, a Delaware limited liability company, which is wholly owned by a Choice & Chance Limited, a wholly owned subsidiary of Mr. Zou, and Mr. Zou is the sole director of Eagle Spirit LLC.
(3)	Represents 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc., a limited liability company incorporated under the laws of the Cayman Islands. Mr. Jinbo Li, our chairman and chief executive officer, through his holding vehicle, owns 19.4% of the total outstanding shares (equal to 54.5% of the total voting power of all outstanding shares) of Itui International Inc. Xiaomi Ventures Limited owns 16.3% of the total outstanding shares of Itui International Inc. and has a veto right in determining how Itui International Inc.’s voting power should be exercised when Itui International Inc. votes as a shareholder of our company on certain matters in relation to our company. As a result, Mr. Jinbo Li and Xiaomi Ventures Limited are deemed to be beneficial owners of, and share voting and dispositive power over, 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange (Stock code: 1810). The business address of Xiaomi Ventures Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Itui International Inc. is Room 407, 4/F, Taixing Building, 11 Huayuan East Road, Haidian District, Beijing, the People’s Republic of China.

To our knowledge, as of March 31, 2022, 257,537,789 of our outstanding common shares were held by two record holders in the United States including 257,537,785 common shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of our common shares held by The Bank of New York Mellon include 20,559,830 common shares (i) issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) repurchased by our company but not yet cancelled. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.           Related Party Transactions

Contractual arrangements with our PRC variable interest entity and its shareholders

Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we conduct our operations in China principally through a series of contractual arrangements with the variable interest entity and its shareholders in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Advance extended to a director

We extended an advance amounting to RMB60,000 to Mr. Shenglong Zou in 2014 for business purposes of setting up certain companies in China to operate a part of our business and consolidate the financial results  of such business into the financial statements of our company. As of the December 31, 2021, the advance to Mr. Shenglong Zou remained outstanding.

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

For the years ended December 31, 2019, 2020 and 2021, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was US$6.5 million, US$6.4 million  and US$7.2 million, respectively.

Transactions with Xiaomi

In December 2013, we entered into a Cooperation Framework Agreement with Millet Communication Technology Co., Ltd., or Millet Communication, a company controlled by one of our shareholders, Xiaomi Ventures Limited. Parties would enter into separate agreements to carry detailed cooperation.

Xunlei Accelerator Mobile Pre-installing Services Agreement. In 2014, we entered into a Xunlei Accelerator Mobile Pre-installing Services Agreement, or the Pre-installing Services Agreement, with Beijing Xiaomi Mobile Software Co., Ltd., or Beijing Xiaomi, a company controlled by one of our shareholders, Xiaomi Ventures Limited. Through such cooperation, Xiaomi phones would be pre-installed with our mobile acceleration applications and Xiaomi phone users would have access to our acceleration services. We provided such pre-installing service at no charge which was consistent with our pre-installing agreements with other unrelated parties. The Pre-installing Services Agreement had a term of one year, which is renewed on a yearly basis. Parties renewed such agreement in 2015 and 2016. In 2017, we entered into a supplemental agreement of the Pre-installing Services Agreement, or the Supplemental Agreement, with another Xiaomi group company, Guangzhou Millet Information Service Co., Ltd., or Guangzhou Millet. Pursuant to the Supplemental Agreement, Guangzhou Millet replaced Beijing Xiaomi under the Pre-installing Services Agreement. Parties further agreed in the Supplemental Agreement that Guangzhou Millet will share with us a portion of the revenue generated from the advertising services offered by Guangzhou Millet through Xunlei Accelerator that we pre-installed in Xiaomi’s mobile phones as compensation for technology solution services we provided to Guangzhou Millet. The Supplemental Agreement had a term of two years from mid-June 2017 to mid-June 2019 and was automatically extended for another two years from mid-June 2019 to mid-June 2021. In 2021, we renewed the supplemental agreement of the pre-installing services agreement, with another Xiaomi group company, Shenzhen Xiaomi Information Service Co.Ltd., or Shenzhen Xiaomi. Pursuant to the renewed supplemental agreement, Shenzhen Xiaomi replaced Guangzhou Millet under the pre-services agreement. The renewed supplemental agreement has a term of two years from mid-June 2021 to mid-June 2023. In 2021, we recognized a revenue of US$2.6 million from Guangzhou Millet and Shenzhen Xiaomi. As of December 31, 2021, the amount of outstanding revenue from Shenzhen Xiaomi was US$1.5 million.

Cloud Computing Service Agreement. We entered into an agreement with Millet Communication in 2015, an agreement with Beijing Xiaomi in 2017 and an agreement with Xiaomi Technology in April 2019 to provide cloud computing services at market prices based on the actual usage. Millet Communication, Beijing Xiaomi and Xiaomi Technology are companies controlled by one of our shareholders, Xiaomi Ventures Limited. In 2021, our total cloud computing revenue was US$2.8 million from Xiaomi Technology. As of December 31, 2021, the amount of outstanding cloud computing revenue was US$0.8 million from Xiaomi Technology.

Advertising Services Agreement. We entered into an agreement with Shenzhen Xiaomi to provide advertising service on its advertising platform. We are entitled to receive a mutually agreed sharing of net advertising revenue. In 2021, our total advertising revenue from Shenzhen Xiaomi was US$0.4 million and the amounts of outstanding advertising revenue was US$30 thousands.

Transactions with Itui International Inc.

Advertising services Agreement. In May 2020, we entered into a user traffic monetization agreement with Itui. Pursuant to the agreement, Itui will be responsible for operating our advertising services and share a portion of revenue generated from placing advertisements on our PC websites and mobile platform. The agreement has a term of one year and was renewed for another one year from mid-May 2021 to mid-May 2022. In 2021, we recognized a net revenue of US$11.6 million from placing advertisements on our PC websites and mobile platform from Itui. As of December 31, 2021, the amount of outstanding advertising services revenue from Itui was US$12.5 million.

Cloud Computing Service Agreement. We entered into an agreement with Itui in July 2019 to provide cloud computing services at the market price and renewed the agreement in July 2020 and July 2021. The renewed agreement has a term of one year. In 2021, we generated cloud computing revenue of US$0.8 million from Itui. As of December 31, 2021, the amount of outstanding cloud computing revenue from Itui was US$0.9 million.

Term Loan Agreement. In September 2021, we approved to provide a term loan in the amount of US$20 million to Chizz (HK) Limited, a company controlled by Itui, our largest shareholder. The loan has a term of two years and the interest of the loan is 3% per annum. The Audit Committee of our company had also approved the transaction. As of March 31, 2022, the term loan remained unpaid.

Acquisition of Yunwang Wulian

In September 2020, Xunlei Wangwenhua entered into a share purchase agreement with the shareholders of Shenzhen Yunwang Wulian Technology Co., Ltd., or Yunwang Wulian, formerly known as Shenzhen Qianhai Shanxian Daojia Technology Co., Ltd. to acquire 100% equity interests of Yunwang Wulian for nil cash consideration. Mr. Weimin Luo, currently a strategy consultant of our company, was a shareholder of Yunwang Wulian controlling 60% of all equity interests of Yunwang Wulian before the transaction. When Yunwang Wulian was acquired, it had a net debt of approximately RMB5.4 million. Yunwang Wulian was a company principally operating an internet platform for food delivery services. The purpose of this acquisition is to acquire the skilled talents of Yunwang Wulian.

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

We were subject to a number of lawsuits in China for alleged copyright infringements over the years, a number of which are still outstanding as of the date of this annual report. In addition, two putative shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against our company and certain current and former officers and directors of our company: Dookeran v. Xunlei Limited, et al. (filed on January 18, 2018, Case No. 18-cv-467 (S.D.N.Y.)), and Peng Li v. Xunlei Limited, et al. (filed on January 24, 2018, Case No. 18-cv-646 (S.D.N.Y.)). Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs alleged that certain statements regarding OneCoin in the company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs sought to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (PAC) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. We filed a motion to dismiss the amended compliant on August 3, 2018. In September 2019, the U.S. District Judge for the Southern District of New York, Paul A. Crotty, dismissed the two consolidated federal securities class action with prejudice because

Xunlei’s use of blockchain technology to reward OneCoin (later named as LinkToken) to customers for sharing excess storage and bandwidth did not amount to an initial coin offering and thus did not violate Chinese law. As our OneCoin rewarding program was not illegal, the court concluded we did not make a misrepresentation or omit material facts in failing to describe the Rewards Program as an illegal initial coin offering. The court also ruled that the complaint failed to plead facts giving rise to a strong inference of an intent to deceive, manipulate, or defraud.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, we may declare and pay dividends on our shares only out of our profit or our share premium account, provided always that even if our company has sufficient profit or share premium, we may not pay a dividend if this would result in our company being unable to pay our debts as they fall due in the ordinary course of business. If we pay any dividends on our common shares, we will pay those dividends which are payable in respect of the underlying common shares represented by our ADSs to the depositary, as the registered holder of such common shares, and the depositary then will pay such amounts to our ADS holders in proportion to the common shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

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

If we are deemed to be a PRC resident enterprise and our non-resident enterprise shareholders (including our ADS holders) are subject to PRC tax as described above, the withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent must obtain a tax withholding registration and withhold the enterprise income tax from each payment made to non-resident enterprise shareholders and file a report to the competent tax authorities. Where the withholding agent fails or is unable to perform its withholding obligation, the non-resident enterprise shareholders must pay the tax due to the applicable tax authorities within seven days after the payment is made or due. We, as the withholding agent, will be required to obtain a tax withholding registration and withhold the applicable enterprise income tax in order to comply with the above requirements. It is not clear who the withholding agent would be if tax is due on capital gains. In the event that we or our non-resident enterprise shareholders (including our ADS holders) fail to comply with the above procedures, we or our non-resident enterprise shareholders (including our ADS holders) may be ordered to rectify the non-compliance or be subject to a fine of no more than RMB10,000. Failure by us to withhold the income tax fully and timely may result in a fine of 50% to three times of the unpaid tax and failure by our ADS holders to pay the tax fully and timely may result in late payment penalties, or a fine of 50% to five times of the unpaid tax.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a “PFIC” for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2022 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on the NASDAQ Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the NASDAQ Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2022. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares and ADSs. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to recently issued U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury Regulations.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2022. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-United States subsidiaries or variable interest entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries or variable interest entities.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder that makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Our financing activities were denominated mainly in U.S. dollars while interest bearing loan we borrowed for the construction of our headquarters building is denominated in Renminbi, or RMB.  RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and conversion of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of our subsidiaries, and the consolidated variable interest entity and its subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

As of December 31, 2021, we had RMB-denominated cash and cash equivalents, and short-term investments of RMB96.2 million, HKD-denominated cash and cash equivalents, restricted cash and short-term investments of HKD1.4 million, THB-denominated cash and cash equivalents, restricted cash and short-term investments of THB1.7 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$129.0 million. We also had RMB-denominated restricted cash of RMB26.0 million. Assuming we had converted RMB696.2 million into U.S. dollars at the exchange rate of RMB6.3757 for US$1.00 on December 31, 2021 released by the State Administration of Foreign Exchange of the PRC, our U.S. dollar cash balance would have had a US$109.2 million increase. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have had a US$99.3 million increase instead. Assuming we had converted US$129.0 million into RMB at the exchange rate of RMB6.3757 for US$1.00 on December 31, 2021 released by the State Administration of Foreign Exchange of the PRC, our RMB cash balance would have had a RMB0.8 billion increase. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have had a RMB0.9 billion increase instead.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Further, our interest-bearing bank loan for the Xunlei headquarters building is in Renminbi with a flexible interest rate. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. In addition, the depositary has agreed to waive the issuance fees for ADSs issued (i) in connection with our follow-on equity offerings, (ii) to our founders and senior management, and (iii) in connection with our employee incentive plans. In 2021, we received approximately US$0.2 million (after withholding tax) from the depositary.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-1 of this annual report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

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

Our chairman and chief executive officer, Mr. Jinbo Li, currently also serves as the chairman and chief executive officer of Itui International Inc., our shareholder holding approximately 40.0% of our outstanding share capital as of March 31, 2022. Mr. Jinbo Li is the founder and a shareholder of Itui International Inc. Section III of our code of business conduct and ethics provides that no employee shall serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of the Company. Employees must obtain prior approval from the board of directors before accepting any such board or committee position. The Company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate. Section III also provides that no employee may have any financial interest (ownership or otherwise) in any other business or entity if such interest requires the employee to devote time to it during such employee’s working hours at the Company. On April 11, 2020, our board of directors granted Mr. Jinbo Li a waiver from compliance with the above provisions of our code of business conduct and ethics so that Mr. Jinbo Li is able to simultaneously serve as the chairman and the chief executive officer at both our company and Itui International Inc.

Item 16C.     Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2019	2020	2021

	(in US$)
Audit fees(1)	905,356	1,019,720	1,019,496
Audit-related fees(2)	—	—	—
All other fees(3)	—	—	—
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for each of the fiscal years listed.
(2)	“Audit-related fees” represents the aggregate fees billed for each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees” above.
(3)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in “audit fees” and “audit-related fees” above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our independent auditor only provides us with audit services. Our audit committee has approved all of our audit fees for the year ended December 31, 2021.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

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

Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq-listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. The practices of our home country, the Cayman Islands, do not require that any of the members of a company’s nominations committee be independent directors. We have elected to adopt this practice in order to utilize the experience of Mr. Yubo Zhang and our corporate governance and nominating committee is not composed solely of independent directors.

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
2.2

Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.3

Deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated June 23, 2014 (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (file no. 001-35224), filed with the SEC on April 26, 2021)

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

4.11

Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan of the Registrant, dated March 20, 2014 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.12

Letter agreement signed by Leading Advice Holdings Limited in relation to 2014 share incentive plan of the Registrant, dated May 5, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.13

Letter agreement signed by Leading Advice Holdings Limited in relation to 2013 share incentive plan and 2014 share incentive plan of the Registrant, dated May 19, 2014 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.14

Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.15

Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.16

English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)

4.17

English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.18

English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.19

English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.20

English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.21

English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.22

English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.23

English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.24

English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.25

English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.26

English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.27

English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.28

English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.29

English translation of equity interests disposal agreement between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated November 15, 2006, as amended on May 10, 2011 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)

4.30

English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated December 24, 2013 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.31

Content protection agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd. and other parties thereto dated May 22, 2014 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.32

English summary of Assets and Business Transfer Agreement by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Science and Technology Co., Ltd. and Beijing Kingsoft Cloud Science and Technology Co., Ltd. dated September 2, 2014 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2015)

4.33

English translation of the Equity Transfer Agreement dated as of May 13, 2015 by and between Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 21, 2016)

4.34

English translation of the Business and Assets Transfer Agreement dated as of May 14, 2015 by and among Shenzhen Xunlei Networking Technologies Co., Ltd., Beijing Nesound International Media Corp., Ltd. and Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 21, 2016)

4.35

English summary of General Contract for the Construction of Xunlei Building dated April 24, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Construction Second Engineering Bureau Ltd. (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)

4.36

English translation of the Financing Agreement dated January 2, 2019 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. Shenzhen Branch (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)

4.37

English translation of the Maximum Mortgage Contract dated January 2, 2019 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. Shenzhen Branch (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)

4.38

English translation of the Irrevocable Letter of Guarantee of Maximum Amount dated March 15, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 29, 2019)

4.39

English translation of the Credit Agreement dated March 15, 2018 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F(file no. 001-35224) filed with the SEC on April 29, 2019)

4.40

English translation of the Credit Agreement dated October 21, 2020 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch (incorporated by reference to Exhibit 4.40of our annual report on Form 20-F (fileno. 001-35224) filed with the SEC on April 26, 2021)

4.41*	English translation of the Credit Agreement dated December 2, 2021 between Shenzhen Xunlei Networking Technologies Co., Ltd. and China Merchants Bank Shenzhen Branch
4.42*

English translation of the Agreement on Financing Amount dated November 14, 2021 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., Shenzhen Branch

4.43*	English translation of the Maximum Mortgage Contract dated November 14, 2021 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., Shenzhen Branch
4.44*	English translation of the Facility Agreement dated September 1, 2021 between Chizz (HK) Limited and Xunlei Network Technologies Limited
4.45*

English translation of the Supplementary Agreement to Proprietary Technology License Agreement dated March 1, 2022 between Giganology (Shenzhen) Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd.

4.46*	English translation of Power of Attorney between Giganology Shenzhen and Shenglong Zou, dated May 11, 2021
4.47*	English translation of Power of Attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2021
4.48*	English translation of Power of Attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2021
4.49*	English translation of Power of Attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2021
4.50*	English translation of Power of Attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2021
4.51*	English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated January 1, 2020
8.1*	List of principal subsidiaries and variable interest entity of the Registrant
11.1

Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the Securities and Exchange Commission on June 12, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of TransAsia Lawyers
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant here by certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Jinbo Li
	Name:	Jinbo Li
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 28, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Xunlei Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Xunlei Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill impairment assessment

As described in Notes 2(k) and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was US$23.1 million as of December 31, 2021. The goodwill balance was associated with the Company as a whole, being the sole reporting unit of the Company. Management conducts a goodwill impairment test on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired. The impairment test for goodwill determines the fair value of the reporting unit and compares it to the carrying value of the assets and liabilities, including goodwill, of the reporting unit. The fair value is estimated by management using the discounted cash flow model. The discounted cash flow model is derived from the long-term cash flow projections prepared by management which include significant judgments and assumptions relating to revenue forecast, operating margins, the discount rate, and the terminal growth rate. As a result of the impairment test, management determined that the estimated fair value of the reporting unit exceeded its carrying value and therefore no goodwill impairment losses were recognized for the year ended December 31, 2021.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 28, 2022

We have served as the Company’s auditor since 2014.

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”),		As of	As of
except for number of shares and per share data)	Note	December 31, 2020	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	4	137,248	123,358
Short-term investments	5	117,821	115,652
Accounts receivable, net (Allowance for current expected credit losses of USD9,329 and USD1,764 as of December 31, 2020 and 2021, respectively)	6	22,983	26,135
Inventories	7	1,726	1,363
Due from related parties (Allowance for current expected credit losses of nil and USD339 as of December 31, 2020 and 2021, respectively)	25	10,970	15,578
Prepayments and other current assets (Allowance for current expected credit losses of USD10,283 and USD10,364 as of December 31, 2020 and 2021, respectively)	8	11,534	11,842
Total current assets		302,282	293,928

Non-current assets:
Restricted cash	2(e)	1,541	4,078
Long-term investments	9	26,734	31,495
Property and equipment, net	10	50,725	57,657
Right-of-use assets	11	1,954	27
Intangible assets, net	12	8,857	8,299
Goodwill	2(k), 13	22,607	23,136
Due from a related party, non-current portion (Allowance for current expected credit losses of nil and USD689 as of December 31, 2020 and 2021, respectively)	25	—	19,311
Long-term prepayments and other assets	8	905	2,787
Total assets		415,605	440,718

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) without recourse to the Company of USD20,588 and USD23,789 as of December 31, 2020 and 2021, respectively)		20,644	26,407
Due to related parties (including due to related parties of the consolidated VIE without recourse to the Company of USD55 and USD91 as of December 31, 2020 and 2021, respectively)	25	5,389	1,597
Contract liabilities and deferred income, current portion (including contract liabilities and deferred income, current portion of the consolidated VIE without recourse to the Company of USD34,040 and USD36,740 as of December 31, 2020 and 2021, respectively)	14	34,040	36,892
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Company of USD2,500 and USD2,451 as of December 31, 2020 and 2021, respectively)		2,553	2,531
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIE without recourse to the Company of USD33,361 and USD42,449 as of December 31, 2020 and 2021, respectively )	15	38,689	49,557
Bank borrowings (including bank borrowings of the consolidated VIE without recourse to the Company of nil and USD2,876 as of December 31, 2020 and 2021, respectively)	16	—	2,876
Lease liabilities (including lease liabilities, current portion of the consolidated VIE without recourse to the Company of USD1,912 and USD18 as of December 31, 2020 and 2021, respectively)	11	1,961	18
Total current liabilities.		103,276	119,878

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars		As of	As of
(“USD”), except for number of shares and per share data)	Note	December 31, 2020	December 31, 2021
Non-current liabilities:
Contract liabilities and deferred income, non-current portion (including contract liabilities and deferred income, non-current portion of the consolidated VIE without recourse to the Company of USD920 and USD845 as of December 31, 2020 and 2021, respectively)	14	920	845
Deferred tax liabilities, non-current portion (including deferred tax liabilities of the consolidated VIE without recourse to the Company of USD1,085 and USD930 as of December 31, 2020 and 2021, respectively)	23	1,085	930
Bank borrowings, non-current portion (including bank borrowings of the consolidated VIE without recourse to the Company of USD19,924 and USD17,291 as of December 31, 2020 and 2021, respectively)	16	19,924	17,291
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIE without recourse to the Company of USD27 and USD7 as of December 31, 2020 and 2021, respectively)	11	27	7
Total liabilities		125,232	138,951
Commitments and contingencies	27
Equity
Common shares (368,877,205 shares issued and 334,401,981 shares outstanding as of December 31, 2020; 368,877,205 shares issued and 337,257,946 shares outstanding as of December 31, 2021)	17	84	84
Additional paid-in-capital		469,887	476,057
Accumulated other comprehensive (loss)/income		(2,144)	1,988
Statutory reserves		5,414	6,155
Treasury shares (34,475,224 shares and 31,619,259 shares as of December 31, 2020 and 2021, respectively)		8	8
Accumulated deficits		(181,095)	(180,645)
Total Xunlei Limited’s shareholders’ equity		292,154	303,647
Non-controlling interests	20	(1,781)	(1,880)
Total liabilities and shareholders’ equity		415,605	440,718

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive (Loss)/Income

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2019	2020	2021
Net revenues
Total revenues, net of rebates and discounts	2(p), 2(x)	181,267	186,683	239,601
Business taxes and surcharges		(602)	(312)	(819)
Net revenues		180,665	186,371	238,782
Costs of revenues	21	(99,913)	(92,637)	(118,603)
Gross profit		80,752	93,734	120,179
Operating expenses
Research and development expenses		(68,571)	(55,463)	(61,859)
Sales and marketing expenses		(31,820)	(18,064)	(24,569)
General and administrative expenses		(38,930)	(33,910)	(36,868)
Asset impairment gain/(loss), net of recoveries		2,147	(5,090)	(1,206)
Total operating expenses		(137,174)	(112,527)	(124,502)
Operating loss		(56,422)	(18,793)	(4,323)
Interest income		1,897	1,471	723
Interest expense		(75)	(406)	(95)
Other income, net	22	5,861	4,737	4,678
(Loss)/income before income tax		(48,739)	(12,991)	983
Income tax (expenses)/benefits	23	(4,676)	(1,149)	125
Net (loss)/income for the year		(53,415)	(14,140)	1,108
Less: net loss attributable to the non-controlling interests		(246)	(300)	(83)
Net (loss)/income attributable to Xunlei Limited		(53,169)	(13,840)	1,191

Xunlei Limited

Consolidated Statements of Comprehensive Loss (Continued)

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2019	2020	2021

Net (loss)/income for the year		(53,415)	(14,140)	1,108
Other comprehensive (loss)/income: Currency translation adjustments, net of tax		(650)	11,135	4,116
Comprehensive (loss)/income		(54,065)	(3,005)	5,224
Less: comprehensive loss attributable to non-controlling interests		(219)	(446)	(99)
Comprehensive (loss)/income attributable to Xunlei Limited		(53,846)	(2,559)	5,323

(Loss)/income per share for common shares
Basic	24	(0.1574)	(0.0410)	0.0036
Diluted	24	(0.1574)	(0.0410)	0.0035

Weighted average number of common shares used in calculating
Basic	24	337,845,675	337,429,601	334,707,559
Diluted	24	337,845,675	337,429,601	335,969,780

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Changes in Shareholders’ Equity

									Total
								Accumulated	Xunlei
(Amounts expressed in thousands					Additional			other	Limited’s	Non-
of USD, except for number of	Common shares		Treasury stock		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
shares and per share data)	Shares	Amount	Shares	Amount	capital	deficits	reserves	(loss)/income	equity	interest	equity
Balance at January 1, 2019	336,522,780	84	32,354,429	8	466,624	(113,804)	5,132	(12,748)	345,296	(1,116)	344,180

Share-based compensation	—	—	—	—	5,428	—	—	—	5,428	—	5,428
Restricted shares vested	2,642,465	1	(2,642,465)	(1)	—	—	—	—	—	—	—
Cancellation of common shares	(4)	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(53,169)	—	—	(53,169)	(246)	(53,415)
Currency translation adjustments	—	—	—	—	—	—	—	(677)	(677)	27	(650)
Balance at December 31, 2019	339,165,241	85	29,711,964	7	472,052	(166,973)	5,132	(13,425)	296,878	(1,335)	295,543

Repurchase of common shares	(5,956,960)	(1)	5,956,960	1	(4,475)	—	—	—	(4,475)	—	(4,475)
Share-based compensation	—	—	—	—	2,310	—	—	—	2,310	—	2,310
Restricted shares vested	1,193,700	—	(1,193,700)	—	—	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	—	(282)	282	—	—	—	—
Net loss	—	—	—	—	—	(13,840)	—	—	(13,840)	(300)	(14,140)
Currency translation adjustments	—	—	—	—	—	—	—	11,281	11,281	(146)	11,135
Balance at December 31, 2020	334,401,981	84	34,475,224	8	469,887	(181,095)	5,414	(2,144)	292,154	(1,781)	290,373

Share-based compensation	—	—	—	—	6,170	—	—	—	6,170	—	6,170
Restricted shares vested	2,855,965	—	(2,855,965)	—	—	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	—	(741)	741	—	—	—	—
Net income	—	—	—	—	—	1,191	—	—	1,191	(83)	1,108
Currency translation adjustments	—	—	—	—	—	—	—	4,132	4,132	(16)	4,116
Balance at December 31, 2021	337,257,946	84	31,619,259	8	476,057	(180,645)	6,155	1,988	303,647	(1,880)	301,767

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Cash Flows

(Amounts expressed in thousands of USD except for	Years ended December 31,
number of shares and per share data)	2019	2020	2021
Cash flows from operating activities
Net (loss)/income for the year	(53,415)	(14,140)	1,108
Adjustments to reconcile net (loss)/income to net cash (used in)/generated from operating activities
—Depreciation of property and equipment	5,824	9,277	6,319
—Amortization of intangible assets	1,200	1,216	1,129
—Amortization of the right-of-use assets	5,634	3,685	1,934
—Allowance for doubtful accounts	(2,128)	5,305	1,213
—Loss/(gain) on disposal of property and equipment	144	(55)	31
—Share-based compensation	5,428	2,310	6,170
—Investment income from short-term investments	(1,708)	(664)	(404)
—Impairment of inventories	3,578	3,283	429
—Impairment of long-term investments	19,831	794	—
—Net unrealized gains on long-term investments	(10,907)	(794)	—
—Investment income on disposal of long-term investments	(579)	(214)	(42)
—Interest expense accrued on due to related parties	75	406	95
—Deferred taxes	4,361	966	(178)
—Deferred government grants	(1,735)	(865)	(169)
Changes in operating assets and liabilities:
—Accounts receivable	(8,739)	5,048	(2,168)
—Prepayments and other assets	772	(1,263)	(2,319)
—Due from/to related parties	(684)	(8,598)	(8,507)
—Accounts payable	2,086	(4,938)	5,238
—Inventories	3,435	643	(36)
—Contract liabilities	(664)	289	2,112
—Income tax payable	98	(163)	(77)
—Accrued liabilities and other payables	(12,580)	(11,707)	9,605
—Lease liabilities	(4,976)	(3,732)	(2,003)
Net cash (used in)/generated from operating activities	(45,649)	(13,911)	19,480

Cash flows from investing activities
Purchase of short-term investments	(355,294)	(177,075)	(337,738)
Proceeds from collection upon maturities of short-term investments	450,687	167,439	341,960
Proceeds from disposal of property and equipment	576	721	207
Proceeds from disposal of long-term investments	528	1,076	42
Purchase of intangible assets	(433)	(59)	(84)
Acquisition of long-term investments	(2,838)	—	(3,627)
Repayment/(payment) of loans to employees	711	696	(177)
Acquisition of property and equipment	(3,084)	(134)	(5,821)
Loan to a related party	—	—	(20,000)
Payment for construction in progress	(11,593)	(13,420)	(7,381)
Net cash generated from/(used in) investing activities	79,260	(20,756)	(32,619)

Cash flows from financing activities
Repurchase of shares	—	(4,475)	—
Governments grants received	853	—	—
Proceeds from bank borrowings	11,324	7,816	2,196
Repayment of bank borrowings	—	—	(2,419)
Repayment of loans due to a related party arising from a business combination	—	(662)	—
Net cash generated from/(used in) financing activities	12,177	2,679	(223)

Net increase/(decrease) in cash, cash equivalents and restricted cash	45,788	(31,988)	(13,362)
Effect of exchange rates on cash and cash equivalents, and restricted cash	(3,270)	5,329	2,009
Cash and cash equivalents at beginning of year	122,930	162,465	137,248
Restricted cash at beginning of year	—	2,983	1,541
Cash, cash equivalents and restricted cash at beginning of year	122,930	165,448	138,789
Cash and cash equivalents at end of year	162,465	137,248	123,358
Restricted cash at end of year	2,983	1,541	4,078
Cash, cash equivalents and restricted cash at end of year	165,448	138,789	127,436

Supplemental disclosure of cash flow information
Income tax paid	(142)	(356)	(66)
Non-cash investing and financing activities
—Acquisition of property and equipment in form of other payables	(321)	(5,217)	(568)
—Acquisition of right-of-use assets and lease liabilities, net off impact from lease modification	2,723	(3,325)	(10)

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations

Xunlei Limited, previously known as Giganology Limited, (the ”Company”) was incorporated under the law of the Cayman Islands as a limited liability company on February 3, 2005. The Company completed its initial public offering on June 24, 2014 on the NASDAQ Global Market. Each American Depositary Shares (“ADSs”) of the Company represents five common shares.

These consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”). As of December 31, 2021, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

				% of direct
				or indirect
	Place of	Period of		economic
Name of entities	incorporation	incorporation	Relationship	ownership	Principal activities
Shenzhen Xunlei Networking Technologies Co., Ltd. (“Shenzhen Xunlei”)	People’s Republic of China (“PRC”)	January 2003	VIE	100%	Development of software, provision of online advertising and membership subscription

Giganology (Shenzhen) Co., Ltd. (“Giganology Shenzhen”)	PRC	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies

Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”) (“Wangwenhua”)	PRC	December 2005	VIE’s subsidiary	100%	Development of computer software, provision of advertising services and operation of live steaming platforms

Xunlei Games Development (Shenzhen) Co., Ltd. (“Xunlei Games”)	PRC	February 2010	VIE’s subsidiary	70 (note 20)%	Development of online game and computer software to related companies and provision of advertising services

Xunlei Network Technologies Limited (“Xunlei BVI”)	British Virgin Islands	February 2011	Subsidiary	100%	Investment holding company

Xunlei Network Technologies Limited (“Xunlei HK”)	Hong Kong	March 2011	Subsidiary	100%	Investment holding company and development of computer software

Xunlei Computer (Shenzhen) Co., Ltd. (“Xunlei Computer”)	PRC	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Onething Technologies Co., Ltd. (“Onething”)	PRC	September 2013	VIE’s subsidiary	100%	Development of cloud computing technology and provision of related services

Beijing Xunjing Technologies Co., Ltd. (formerly known as “Wangxin Century Technologies (Beijing) Co., Ltd.”) (“Beijing Xunjing”)	PRC	October 2015	VIE’s subsidiary	100%	Development of computer software and provision of information technology services

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

				% of direct
				or indirect
	Place of	Period of		economic
Name of entities	incorporation	incorporation	Relationship	ownership	Principal activities
Henan Tourism Information Co., Ltd. (“Henan Tourism”)	PRC	June 2018	VIE’s Subsidiary	80 (note 20)%	Software development, tourism consulting, ticket agent and other related services

Jiangxi Node Technology Service Co., Ltd. (“Jiangxi Node”)	PRC	July 2020	VIE’s subsidiary	100%	Development of cloud computing technology and provision of related services

FUNI. PTE. LTD. (“FUNI”)	Singapore	April 2021	Subsidiary	100%	Operation of live streaming platform

Note: The English names of the PRC companies represent management’s translation of the Chinese names of these companies as they have not adopted formal English names.

The Group engages primarily in the provision of premium downloading services to its members, sales of bandwidth, platforms for live streaming services, advertising services and other internet value added services.

To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide online advertising services, operate online games, and hold Internet Content Provider (‘‘ICP’’) license, the Company conducts its business through Shenzhen Xunlei, the VIE.

Through the various agreements enacted among the Company, Giganology Shenzhen, a wholly owned subsidiary of the Company, Shenzhen Xunlei and legal shareholders of Shenzhen Xunlei, the Company as the primary beneficiary received all of the economic benefits and residual interest and absorbed all of the risks and expected losses from Shenzhen Xunlei.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.Organization and nature of operations (Continued)

Details of certain key agreements with the VIE are as follows:

—Loan Agreements between Giganology Shenzhen and the shareholders of Shenzhen Xunlei— Giganology Shenzhen provided interest-free loans of RMB9 million to the legal shareholders of Shenzhen Xunlei for them to make contributions as registered capital into Shenzhen Xunlei. The terms of these agreements last for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until each legal shareholder of Shenzhen Xunlei has repaid the loans in its entirety in accordance with the loan agreement. The legal shareholders would not be allowed to transfer their interests in Shenzhen Xunlei without prior consent of Giganology Shenzhen. According to the loan agreements, the loans can only be repaid in the form of common shares of Shenzhen Xunlei. At any time during the term of the loan agreements, Giganology Shenzhen may, at their sole discretion, requires any of the legal shareholders of Shenzhen Xunlei to repay all or any portion of their outstanding loan under the agreement.

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

—Business Operation Agreements between Giganology Shenzhen and Shenzhen Xunlei - Under these agreements, Giganology Shenzhen has the rights to direct the operating activities of Shenzhen Xunlei, including the appointment of senior management. The legal shareholders of Shenzhen Xunlei also transferred all their shareholders’ rights to Giganology Shenzhen. The term of this agreement may be extended with Giganology Shenzhen’s confirmation prior to the expiration date. The agreement became expired in November 2016 and has been extended to November 2026.

—Equity Pledge Agreement between Giganology Shenzhen and the legal shareholders of Shenzhen Xunlei - Under this agreement, the legal shareholders of Shenzhen Xunlei pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen. If Shenzhen Xunlei and/or its legal shareholders breach their contractual obligations under this agreement, Giganology Shenzhen, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

—Power of Attorney - Each legal shareholder of Shenzhen Xunlei appointed Giganology Shenzhen as its attorney-in-fact to exercise their shareholders’ rights in Shenzhen Xunlei, including shareholders’ voting rights. Each power of attorney will remain in force for 10 years starting from May 2011 unless the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the legal shareholders of Shenzhen Xunlei is terminated in advance. This period may be extended at Giganology Shenzhen’s discretion. The agreement expired in May 2021 and has been extended to May 2031.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.Organization and nature of operations (Continued)

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei — Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after tax operating profit of Shenzhen Xunlei.

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

For the Proprietary Technology License Contract, the term of this contract became expired in March 2022 and has been extended with Giganology Shenzhen to March 2032. Giganology Shenzhen grants Shenzhen Xunlei a non-exclusive and non-transferable right to use Giganology Shenzhen’s proprietary technology. Shenzhen Xunlei can only use the proprietary technology to conduct business according to its authorized business scope. Giganology Shenzhen or its designated representative(s) owns the rights to any new technology developed due to implementation of this contract.

—Intellectual Properties Purchase Option Agreement between Giganology Shenzhen and Shenzhen Xunlei — Giganology Shenzhen has an option to acquire Shenzhen Xunlei’s intellectual properties at the lowest price permissible by the then-applicable PRC laws and regulation. The term of this contract became expired in March 2022 and had been automatically extended for an additional 10 years at Giganology Shenzhen’s discretion to March 2032.

—Call Option Agreement — Giganology Shenzhen has an option to acquire all of the outstanding shares of Shenzhen Xunlei at a purchase price equal to RMB1 or the lowest price permissible by the then-applicable PRC laws and regulation. The term of the agreement will expire in 2022 and may be extended at Giganology Shenzhen’s discretion.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

VIE-related risks

It is possible that the Group’s operation of certain of its operations and businesses through VIE could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current laws and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIE within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the VIE arrangements, and as a result the VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens.

On December 26, 2018, the Standing Committee of National People’s Congress published the Draft FIE Law on its official website for public consultation (the “2018 Draft Foreign Investment Law”). The 2018 Draft Foreign Investment Law does not explicitly recognize the variable interest entity structure as a form of foreign investment. Since the 2018 Draft Foreign Investment Law remains silent with respect to the variable interest entity structure as a form of foreign investment, the validity of the VIE structure as a whole and each of the agreements comprising VIE will not be affected by the 2018 Draft Foreign Investment Law. It leaves leeway for government’s future regulation of the variable interest entity structure. According to the deliberation and voting results from the final session of the 13th National People’s Congress on March 15, 2019, the FIE Law has been enacted and there was no substantial change to the 2018 Draft Foreign Investment Law. However, it is possible that future laws, administrative regulations, or provisions of the State Council may recognize the variable interest entity structure as a form of foreign investment but at the same time impose additional requirements/restrictions on the contractual arrangements. It is also possible that further laws, administrative regulations, or provisions of the State Council may explicitly exclude the variable interest entity structure as a form of foreign investment.

If a finding was made by PRC authorities under existing laws and regulations and becomes effective, the Group’s operation of certain of its operations and businesses through VIE, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

In addition, it is possible that the contracts among the Group, the VIE and shareholders of VIE would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. In the event that the Group was unable to enforce these contractual arrangements, the Group would not be able to exert effective control over the affected VIE. Consequently, such VIE’s results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be severely adversely affected. The Group’s contractual arrangements with respect to VIE are approved and in place. The Group’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Group’s operations and contractual relationships would find the contracts to be unenforceable.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(b)          Consolidation (Continued)

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in the Group’s consolidated financial statements. Management monitors the regulatory risk associated with these contractual arrangements. See note 28 for further discussion.

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group is presented on the face of the consolidated statements of comprehensive (loss)/income as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of the Company.

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

(d)          Foreign currency translation

The Company’s reporting and functional currency is the United States Dollar (‘‘USD’’). The functional currency of Onething Co., Ltd. (Thailand) (“Thailand Onething”) is the Thai Baht (“THB”), the functional currency of other subsidiaries, VIE and VIE’s subsidiaries located in the Mainland China is the Renminbi (‘‘RMB’’), and the functional currency of other subsidiaries located outside the Mainland China is the USD, which is their respective local currency. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates prevailing at the balance sheet date. The resulting exchange gains and losses from foreign currency transactions are included in “Other income, net” within the consolidated statements of comprehensive (loss)/income.

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

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash is substantially cash balance on deposit as required by the court for ongoing litigations.

(f)           Short-term investments

Short-term investments include deposits placed with banks with original maturities of more than three months but within one year and investments in financial instruments with a variable interest rate indexed to the performance of underlying assets. In accordance with ASC 825 Financial Instruments, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive (loss)/income. Interest generated from short term investments are recorded when interest payments are received at the maturity date. It is recorded as “Other income, net” on the statement of comprehensive (loss)/income and measured based on the actual amount of interest the Group received.

(g)          Allowance for expected credit losses

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

The Group assessed the credit loss for accounts receivable with similar risk characteristics on a pool basis. The credit loss assessment for each pool was mainly based on past collection experience, consideration of current and future economic conditions and changes in the Group’s collection trends.

The credit allowances provided for accounts receivable as of December 31, 2020 and 2021 were USD9,329,000 and USD1,764,000, respectively.

(h)           Inventories

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(i)           Long-term investments

The Group holds investments in privately held companies. On January 1, 2018, the Group adopted ASU 2016-01, Financial Instruments, and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

During the years ended December 31, 2019, 2020 and 2021 the Group recognized an impairment of USD19,831,000, USD794,000 and nil, and share of loss of equity investees of nil, nil and nil from equity method investments, respectively.

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

	Estimated useful lives	Residual rate
Servers and network equipment	3-5 years	5%
Computer equipment	5 years	5%
Furniture, fixtures and office equipment	3-5 years	5%
Motor vehicles	5 years	5%
Leasehold improvements	Shorter of lease term or 3 years	—

Repair and maintenance costs are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized. Upon sale or disposal, gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive (loss)/income. The cost and related accumulated depreciation are removed from the consolidated balance sheets.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(k)           Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries, VIE and VIE’s subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

No goodwill impairment losses were recognized for the years ended December 31, 2019, 2020 and 2021 based on the impairment test performed by the Group.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(l)         Intangible assets

Intangible assets, which include land use rights, acquired computer software and audio-visual license, are carried at cost less accumulated amortization with no residual value and impairment loss, if any. Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Land use rights	30 years
Acquired computer software	5 years
Audio-visual license	9 years

(m)          Impairment of long-lived assets

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

(n)          Commitments and contingencies

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

(o)          Operating leases

On January 1, 2019, the Group adopted ASC Topic 842 Leases (“ASC 842”) to revise the accounting for leases. The adoption of new lease standard requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet.

Lessees shall follow the requirements to classify most leases as either financing or operating using principles similar to previous lease accounting. In the statement of comprehensive (loss)/income, a lessee shall present both of the following: a) for finance leases, the interest expense on the lease liability and amortization of the right-of-use asset are not required to be presented as separate line items and shall be presented in a manner consistent with how the entity presents other interest expense and depreciation or amortization of similar assets, respectively; b) for operating leases, lease expense shall be included in the lessee’s income from operations.

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

(p)          Revenue recognition

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

The Group generates revenues from various streams. Net revenues presented in the consolidated statements of (loss)/income represent revenues from service and product sales net off sales discount, value-added tax and related surcharges.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(p)          Revenue recognition (Continued)

(I)            Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high speed online acceleration services, online streaming and other access privileges. The membership fee is time-based and is collected up-front from subscribers. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of subscription fee is initially recorded as contract liabilities. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized rateably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated the principal versus agent criteria and determined that the Group is the principal in the transaction and accordingly records revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, the Group assesses whether it maintains the principal relationship with the VIP members, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system and mobile payment channels (‘‘Payment handling charges’’) are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

(II)          Advertising revenues

The Group cooperates with advertising platforms such as Guangdiantong and Baidu, of which, the advertising platforms are responsible for matching the requirements of advertisers or advertising agencies and dispatching the advertising content to Xunlei’s platforms by certain analysis systematically. As the advertising platforms are viewed as customers in these transactions, revenue is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

In May 2020, the Group entered into a user traffic monetization agreement with Beijing Itui Online Network Technology Co., Ltd. (“Itui Online”), a company controlled by the Company’s principal shareholder. Since May 2020, Itui Online has been handling substantially all of the Group’s advertising resources, including matching the requirements of advertisers and dispatching the advertising content to Xunlei’s platforms. Itui Online is viewed as the customer and revenue is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

(III)         Live streaming revenues

The Group operates certain live streaming platforms where users can access the platform, view the live streaming content provided by performers, and purchase virtual gifts which they can grant to performers in the live streaming platform to show support for their favorite performers. Xunlei is the principal in the provision of the live streaming content and experience, which is considered as the performance obligation of the Group. The Group recognizes revenue from sales of virtual gifts to the viewers when the relevant virtual gifts are presented to the performers or over the duration of stated period of the time-based item. The Group does not have further obligations to the viewers after the virtual gifts are consumed immediately or after the stated period for time-based items, although the Group will continue to provide the live streaming content to the viewers in order to continue to generate sales of virtual gifts.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(p)          Revenue recognition (Continued)

(IV)         Cloud computing and other internet value-added services

(i)            Revenues from cloud computing service

On a monthly basis, the Group records the bandwidth it delivers and recognizes revenue from customers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month).

(ii)        Revenues from online games

The Group enters into a series of technical cooperation agreements with third party online game operators. Users access to the Group’s platform and purchase in-game virtual items which can then be used in games provided by the third-party online game operators. The Group provides the third-party online game operators with a portal which the online game operators can host the online games. The Group charges the online game operators based on a pre-determined portion of proceeds earned from paying users pursuant to the revenue sharing arrangements for the provision of portal and payment collection service to the online game operators. The third-party online game operators are the principal in the provision of games to users and the Group provides the relevant platform to the game operators, therefore, the game operators are viewed as the customers in these transactions.

The service fees receivable from the third-party online game operators are variable, which are contingent upon future events (future cash proceeds paid by game players), and are recognized when the contingency is met provided that collectability is reasonably assured.

(q)          Sales and marketing expenses

Sales and marketing expenses comprise primarily salary, benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from operations amounted to approximately USD20,974,000, USD11,026,000 and USD15,052,000 for the years ended December 31, 2019, 2020 and 2021, respectively.

(r)           General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including related share-based compensation), professional service fees, legal expenses and other administrative expenses.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(s)           Research and development costs

The Group incurred research and development costs to develop its downloading software, live streaming platforms and bandwidth crowdsourcing technologies to enhance the competitive advantages of the Group’s key products, such as Xunlei Accelerator and cloud computing services. Costs incurred during the research phase are expensed as incurred. Costs incurred for the development of the downloading software, live streaming platforms and bandwidth crowdsourcing technologies prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred. The development costs qualified for capitalization have been immaterial for the periods presented.

In addition, the Group incurred other research and development costs in relation to software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented.

(t)          Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgement and estimates. Based on management’s estimated future taxable income, management concluded that it is more likely than not that the net operating losses carried forward cannot be utilized prior to their respective expiration dates. The Group adopted the ASC 740 “Income Taxes” regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group’s consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the ASC 740 “Income Taxes”. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any.

PRC Value-added Tax (“VAT”)

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. In addition to the product revenues currently subject to VAT at a rate of 13% (16% before April 1, 2019), the Group’s subscription revenue, live streaming revenue, cloud computing service revenue, online advertising revenue and online games revenue are now subject to VAT at a rate of 6%.

According to the policy of the PRC State Tax Bureau, starting from April 1, 2019 to December 31, 2021 enterprises that engage in postal services, telecommunication services and consumer services are entitled to claim 110% of the input tax incurred as tax credit in determining VAT payable. The policy has been extended to December 31, 2022 by the PRC State Tax Bureau on February 18, 2022.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(u)          Retirement benefits

Full-time employees of the Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIE and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts from operations for such employee benefits, which are expensed as incurred, were USD12,337,000, USD7,949,000 and USD12,411,000 for the years ended December 31, 2019, 2020 and 2021, respectively.

(v)         Share-based compensation

The Group measures share-based compensation based on the stock price at the grant date. As the Group has granted restricted shares with service-only condition, the Group elected to recognize compensation costs net of estimated forfeitures on a straight-line basis over the requisite service period, which is generally the same as the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

(w)          Government subsidies

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

(x)          Segment reporting

The Group’s Chief Executive Officer has been identified as the chief operating decision maker, who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. The Group has internal reporting of revenues, costs and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Management has determined that the Group operates and manages its business as a single segment, over 95%of revenues of the Group were derived from mainland China.

An analysis of the different types of revenues for the years ended December 31, 2019, 2020 and 2021 are summarized as follows:

Revenue from operations	Years ended December 31,
(In thousands)	2019	2020	2021
Subscription revenue	81,532	84,299	91,174
Live streaming revenue	26,920	20,866	35,102
Advertising revenue	15,643	13,206	12,267
Product revenue (note a)	8,269	1,412	1,897
Cloud computing service and other internet value-added services (note b)	48,903	66,900	99,161
Total	181,267	186,683	239,601

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(x)          Segment reporting (Continued)

Notes:

(a)   Product revenue comprised sales of OneThing Cloud devices and hard disks.

(b)   Other internet value-added services mainly comprised provision of technical services.

(y)          Net (loss)/income per share

Net basic (loss)/income per share is computed by dividing net (loss)/income attributable to holders of common shares by the weighted-average number of common shares outstanding during the year using the two-class method. Using the two-class method, net (loss)/income is allocated between common shares and other participating securities based on their participating rights.

Net diluted (loss)/income per share is calculated by dividing net (loss)/income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted-average number of common and dilutive common equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted (loss)/income per share if their effects would be anti-dilutive. Common share equivalents are included for the unvested stock under the treasury stock method.

(z)        Comprehensive income

Comprehensive income is defined as the change in equity of a Group during the period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of cumulative translation adjustments.

(aa)        Profit appropriation and statutory reserves

The Group’s subsidiaries, VIE and VIE’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

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

(bb)         Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2019, 2020 and 2021. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(cc)        Recent accounting pronouncements

In January 2021, the FASB issued ASU No. 2021-01, Reference rate reform (Topic 848): ASU 2021-01 is to clarify that the scope of Topic 848 so that derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions in Topic 848 and that a receive-variable-rate, pay-variable-rate cross-currency interest rate swap may be considered an eligible hedging instrument in a net investment hedge if both legs of the swap do not have the same repricing intervals and dates as a result of reference rate reform. ASU 2021-01 is effective on the issuance date of January 7, 2021 through December 31, 2022.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): ASU 2021-10 is issuing the update to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. The amendments in this Update are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021 and early application of the amendments is permitted. The Company is currently evaluating the effect of the disclosure requirements of ASU 2021-10.

The Group is currently evaluating the impact of the new guidance as stated above and does not expect that the adoption of those guidance will have a material impact on the consolidated financial statements.

3.            Business combination

In September 2020, the Group entered into a share purchase agreement to acquire 100% equity interests of Shenzhen Yunwang Wulian Technology Co., Ltd. (“Yunwang Wulian”), formerly known as Shenzhen Qianhai Shanxian Daojia Technology Co., Ltd. from Weimin Luo, a director and Chief Operating Officer of the Company (see note 25), and a third party individual at nil consideration while taking up the net liabilities of Yunwang Wulian. The allocation of the purchase price at the date of acquisition is as follows:

USD (In thousands)	As of acquisition date
Property and equipment	17
Accrued liabilities and other payables	(798)
Goodwill	781
Total	—

Yunwang Wulian is a company principally operating an internet platform for daily services. The purpose of this acquisition is to acquire the skilled talents of Yunwang Wulian and goodwill arising from this acquisition is attributable to the acquired workforce. This acquisition was completed on September 30, 2020. The acquired goodwill is not deductible for tax purposes. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2020.

Pro forma revenue data and pro forma earnings data was not disclosed because the impact was immaterial.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

4.            Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2020 and 2021 primarily consist of the following currencies:

	December 31, 2020		December 31, 2021
		USD		USD
(In thousands)	Amount	equivalent	Amount	equivalent
RMB	312,581	47,906	356,535	55,922
USD	89,050	89,050	66,650	66,650
SGD	—	—	739	547
Hong Kong Dollar	1,737	224	1,413	181
THB	2,052	68	1,709	51
Indonesian Rupiah	—	—	101,762	7
Total		137,248		123,358

As of December 31, 2020 and 2021, included in the cash and cash equivalents are time deposits with original maturities of three months or less of USD27,200,000 and USD31,050,000, respectively.

5.            Short-term investments

(In thousands)	December 31, 2020	December 31, 2021
Time deposits	68,828	62,379
Investments in financial instruments (note)	48,993	53,273
Total	117,821	115,652

Note:

The investments were issued by commercial banks in the PRC with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

Time deposits and investments in financial instruments are stated on the balance sheets at the principal amount plus accrued interest. Interest income is recorded in “Other income, net” in the consolidated statements of comprehensive (loss)/income.

6.            Accounts receivable, net

(In thousands)	December 31, 2020	December 31, 2021
Accounts receivable	32,312	27,899
Less: Allowance for credit losses	(9,329)	(1,764)
Accounts receivable, net	22,983	26,135

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

6.            Accounts receivable, net (Continued)

The following table presents movement in the allowance for expected credit loss:

(In thousands)	December 31, 2019	December 31, 2020	December 31, 2021
Balance at beginning of the year	7,709	7,604	9,329
Additions	19	1,137	72
Reversals	—	—	(481)
Write-off	—	—	(7,375)
Exchange difference	(124)	588	219
Balance at end of the year	7,604	9,329	1,764

The top 10 customers accounted for about 65% and 86% of accounts receivable as of December 31, 2020 and 2021, respectively.

7.          Inventories

(In thousands)	December 31, 2020	December 31, 2021
Hardware devices (note)	4,830	1,595
Others	324	238
Less: Impairment	(3,428)	(470)
Total	1,726	1,363

Note:

Hardware devices mainly include OneThing Cloud and hard disks. OneThing Cloud is a hardware, which can act as a micro server between users and Xunlei, which enables users to share their idle uplink capacity with Xunlei.

The inventory written down was USD3,283,000 and USD429,000 for the years ended December 31, 2020 and 2021, respectively.

8.            Prepayments and other assets

(In thousands)	December 31, 2020	December 31, 2021
Current portion:
Deposit related to an ongoing litigation (note a)	4,751	4,862
Advances to suppliers (note b)	1,997	2,088
Loans to employees (note c)	1,896	1,614
Rental and other deposits	1,670	1,159
Others	1,220	2,119
Total of prepayments and other current assets	11,534	11,842
Non-current portion:
Loans to employees, non-current portion (note c)	905	1,473
Advances to suppliers, non-current portion (note b)	—	1,314
Total of long-term prepayments and other assets	905	2,787

Notes:

(a)	The balance as of December 31, 2020 and 2021 represented the deposits placed in a custodian bank account of the court to secure an order for preservation of assets against a supplier of the Group.
(b)	Advances to suppliers primarily include prepayments to bandwidth suppliers, prepayments for the construction of Xunlei Tower and other prepaid expenses.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

8.            Prepayments and other assets (Continued)

(c)	The Group had entered into loan contracts with certain employees as of December 31, 2020 and 2021, under which the Group provided interest-free loans or low-interest loans to these employees. The loan amounts vary amongst different employees from repayable on demand to repayable in equal installments on a monthly basis over a term of 5 to 10 years. The balances classified as current represented loan amounts that are repayable on demand or repayable within the next twelve months from the balance sheet date.

9.          Long-term investments

(In thousands)	December 31, 2020	December 31, 2021
Equity interests without a readily determinable fair value:
Balance at beginning of the year	26,365	26,734
Additions	—	4,627
Net unrealized gains on investments held	794	—
Exchange difference	369	134
Less: Impairment loss on long-term investments	(794)	—
Balance at end of the year	26,734	31,495

Details of the Group’s ownership of the long-term investments are as follows:

	Percentage of ownership of
	shares as of December 31,
Investee	2020	2021
Equity method investments:
Zhuhai Qianyou Technology Co., Ltd. (“Zhuhai Qianyou”) (note a)	19.00%	—
Shenzhen Mojingou Information Services Co., Ltd.	28.77%	28.77%
Equity interests without a readily determinable fair value:
Guangzhou Yuechuan Network Technology Co., Ltd.	9.30%	9.30%
Chengdu Diting Technology Co., Ltd.	12.74%	12.74%
Shanghai Guozhi Electronic Technology Co., Ltd.	16.80%	16.80%
Guangzhou Hongsi Network Technology Co., Ltd.	19.90%	19.90%
Xiamen Diensi Network Technology Co., Ltd.	14.25%	14.25%
11.2 Capital I, L.P.	2.03%	2.03%
Cloudtropy	9.69%	9.69%
Lexiang Technology Co., Ltd. (formerly named as “Shanghai Lexiang Technology Co., Ltd.") ("Lexiang") (note b)	7.81%	6.93%
Hangzhou Feixiang Data Technology Co., Ltd.	28.00%	28.00%
Shenzhen Meizhi Interactive Technology Co., Ltd.	9.40%	9.40%
Beijing Yunhui Tianxia Technology Co., Ltd.	13.70%	13.70%
Yingshi Innovation Technology Co., Ltd. (formerly named as “Shenzhen Arashi Vision Interative Technology Co., Ltd.”)	8.73%	8.73%
Beijing Cloudin Technology Co., Ltd.	4.12%	4.12%
Quanxun Huiju Networking Technology (Beijing) Co., Ltd. ("Quanxun Huiju")	5.40%	5.40%
Blue Bayread Limited (“Blue Bayread”) (note c)	—	1.63%
Clapper Media Group Inc. (“Clapper”) (note d)	—	10.00%
Beijing Yunshang Hemei Culture Media Co., Ltd. (“Yunshang Hemei”) (note e)	—	10.00%

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.          Long-term investments (Continued)

Notes :

(a)	In May 2021, the equity interest in Zhuhai Qianyou was disposed by the Group at a consideration of USD298.
(b)	In October 2020, the Group disposed 4.82% of the equity interest in Lexiang, for which full impairment have been provided in December 2019, at a consideration of USD268,000. The remaining equity interest in Lexiang was remeasured based on this observable price change from the disposal, a fair value gain of USD794,000 was recognized accordingly.

The Group recognized impairment against this investment of USD794,000 as of December 31, 2020, after considering Shanghai Lexiang’s operation performance, financial and liquidity position after the above transaction.

In September 2021, the Group’s interest in Lexiang was diluted to 6.93% as additional shares were issued by Lexiang, no changes in the carrying value in Lexiang was made as the related transactions did not provide observable price changes to the Group.

(c)	In December 2021, the Group made an equity investment of USD3,000,000 to acquire 1.63% equity interest of Blue Bayread, which is a privately-held company.
(d)	In October 2021, the Group made an equity investment of USD1,000,000 to acquire 10% equity interest of Clapper, which is a privately-held company.

(e)	In December 2021, the Group made an equity investment of USD627,384 (equivalent to RMB4,000,000) to acquire 10% equity interest of Yunshang Hemei, which is a privately-held company.

10.          Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2020	December 31, 2021
Servers and network equipment	35,827	15,522
Computer equipment	1,565	1,737
Furniture, fixtures and office equipment	836	857
Motor vehicles	481	492
Leasehold improvements	6,604	7,428
Total original costs	45,313	26,036
Less: Accumulated depreciation	(33,006)	(18,638)
Less: Accumulated impairment	(3)	(2)
Sub-total	12,304	7,396
Construction in progress	38,421	50,261
Total	50,725	57,657

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

10.          Property and equipment, net (Continued)

No impairment loss was recognized for the years ended December 31, 2019, 2020 and 2021.

Depreciation expense recognized for the years ended December 31, 2019, 2020 and 2021 are summarized as follows:

	Years ended December 31,
(In thousands)	2019	2020	2021
Cost of revenues	5,198	6,247	4,805
Research and development expenses	300	529	436
General and administrative expenses	317	2,492	1,068
Sales and marketing expenses	9	9	10
Total	5,824	9,277	6,319

11.         Right-of-use assets and lease liabilities

The right-of-use assets represented the leased office lease of the Group, are amortized over the lease terms, which are greater than 1 year but less than 3 years. Right-of-use assets for long-term operating leases were as below:

(In thousands)	Office leases
Net book amount as of January 1, 2020	8,747
Additions	500
Modification of operating lease	(3,825)
Amortization	(3,685)
Effect of foreign currency exchange differences	217
Net book amount as of December 31, 2020	1,954
Additions	25
Modification of operating lease	(43)
Amortization	(1,934)
Effect of foreign currency exchange differences	25
Net book amount as of December 31, 2021	27

During the years ended December 31, 2019, 2020 and 2021, the general and administrative expenses for long-term operating lease were USD6,077,000, USD3,762,000 and USD1,934,000, respectively. A charge of USD301,000, USD291,000 and USD786,000 were recognized in relation to short-term lease for the years ended December 31, 2019, 2020 and 2021. The future minimum payments under non-cancellable short-term operating leases of office rental will be USD1,322,000 in 2022. The weighted average discount rate related to operating lease was 5.5%, 5.4% and 5.4%, respectively, as of December 31, 2019, 2020 and 2021, and the weighted average remaining lease term were 2 years, 1 year and 1 year as of December 31, 2019, 2020 and 2021, respectively.

The total cash payments in respect of operating lease were USD5,149,000, USD3,797,000 and USD2,003,000 for the years ended December 31, 2019, 2020 and 2021, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

The undiscounted cash payments for each of the next five years as of December 31, 2020 is:

(In thousands)
2021	1,998
2022	28
Total undiscounted payments	2,026
Less: effect of discounting	(38)
Discounted lease liabilities	1,988

11.         Right-of-use assets and lease liabilities (Continued)

The undiscounted cash payments for each of the next five years as of December 31, 2021 is:

(In thousands)
2022	19
2023	7
Total undiscounted payments	26
Less: effect of discounting	(1)
Discounted lease liabilities	25

12.            Intangible assets, net

	December 31,
	2020			2021
			Net book			Net book
(In thousands)	Cost	Amortization	value	Cost	Amortization	value
Land use rights	5,099	(1,258)	3,841	5,218	(1,461)	3,757
Acquired computer software	3,530	(2,853)	677	3,875	(3,053)	822
Audio-visual license	6,010	(1,671)	4,339	6,151	(2,431)	3,720
	14,639	(5,782)	8,857	15,244	(6,945)	8,299

Amortization expense recognized for the years ended December 31, 2019, 2020 and 2021 are summarized as follows:

	Years ended December 31
(In thousands)	2019	2020	2021
Cost of revenues	5	—	10
General and administrative expenses	1,136	1,210	1,113
Research and development expenses	59	6	6
Total	1,200	1,216	1,129

The estimated aggregate amortization expense for each of the next five years as of December 31, 2021 is:

(In thousands)	Intangible assets
2022	1,153
2023	1,140
2024	1,071
2025	974
2026 and thereafter	3,961

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

12.            Intangible assets, net (Continued)

The weighted average amortization periods of intangible assets as of December 31, 2020 and 2021 are as below:

(In year)	December 31, 2020	December 31, 2021
Land use rights	30	30
Acquired computer software	5	5
Audio-visual license	9	9
Total weighted average amortization periods	10	10

13.          Goodwill

	December 31,	December 31,
(In thousands)	2020	2021
Beginning balance	20,382	22,607
Addition (note)	815	—
Foreign currency translation adjustment	1,410	529
Ending balance	22,607	23,136

Note:      The addition of goodwill in 2020 was related to the acquisition of Yunwang Wulian, please refer to note 3 for the acquisition.

No impairment loss was recognized for the years ended December 31, 2019, 2020 and 2021.

14.          Contract liabilities and deferred income

(In thousands)	December 31, 2020	December 31, 2021
Contract liabilities (note a)
Membership subscription	31,981	35,490
Others	2,513	2,075
Deferred income
Government grants	466	172
Total	34,960	37,737
Less: non-current portion (note b)	(920)	(845)
Contract liabilities and deferred income, current portion	34,040	36,892

Notes:

(a)	Contract liabilities were related to unsatisfied performance obligations at the end of the year. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following period. The amount of revenue recognized that was included in contract liabilities balance at the beginning of the year was USD30,189,000 and USD32,611,000 for the years ended December 31, 2020 and 2021, respectively.
(b)	As of December 31, 2020 and 2021, the non-current portion consists of membership subscription of USD751,000 and USD845,000, and government grants of USD169,000 and nil, respectively.

15.          Accrued liabilities and other payables

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

(In thousands)	December 31, 2020	December 31, 2021
Payroll and welfare	12,871	18,618
Tax levies	3,394	2,397
Payables related to Kankan	2,581	2,642
Payables for advertisement	1,895	3,821
Legal and litigation related expenses (note 27)	1,640	973
Professional service fees	2,106	2,175
Agency commissions and rebates—online advertising	2,696	2,759
Payables for construction in progress	5,291	9,750
Tax surcharges	1,095	—
Others	5,120	6,422
Total	38,689	49,557

16.          Bank borrowings

	December 31,	December 31,
(In thousands)	2020	2021
Bank borrowings, current portion	—	2,876
Bank borrowings, non-current portion	19,924	17,291
Total	19,924	20,167

The bank borrowings were borrowed by Shenzhen Xunlei for the construction of Xunlei Tower, which was pledged by the land use rights of Xunlei Tower and the building under construction. The interest expense of USD470,000, USD890,000 and USD1,000,000 has been capitalized for the years ended December 31, 2019, 2020 and 2021, respectively.

The bank borrowings are denominated in RMB, and the interest rate is calculated based on Loan Prime Rate plus 15 basis points.

As of December 31, 2021, the bank borrowings will be due according to the following schedule:

(In thousands)	Principal amounts
Within 1 year	2,876
Between 1 to 2 years	3,207
Between 2 to 3 years	2,613
Between 3 to 4 years	2,128
Between 4 to 5 years	1,733
Beyond 5 years	7,610

17.          Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD 0.00025 par value per common share as of December 31, 2021. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2020 and 2021, there were 334,401,981 and 337,257,946 common shares outstanding, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.          Repurchase of shares

In June 2020, the board of directors of the Company authorized a share buyback program (the “Share Buyback Program”), whereby the Company may repurchase up to USD20 million of common shares or ADSs from June 29, 2020 for twelve months on the open market at the prevailing market prices, in privately negotiated transactions, in block trades and through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The following table is a summary of the shares repurchased by the Company under the Share Buyback Program. All shares were purchased from the open market pursuant to the Share Buyback Program:

	Total number of ADSs purchased as	Average price
Period	part of the publicly announced plan	paid per ADS
July 8 - July 31	857,147	3.72
August 3 - August 18	334,245	3.86
Total for the year ended December 31, 2020	1,191,392

During the year ended December 31, 2020, 1,191,392 ADSs were purchased at an aggregate consideration of USD4,475,000 under the Share Buyback Program. No shares were repurchased during the years ended December 31, 2019 and 2021.

19.          Share-based compensation

2010 share incentive plan

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Incentive Plan (the “2010 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group’s business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which share options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The number of shares available for such grants was nil as of December 31, 2021, as such shares have been transferred to the 2020 share incentive plan since its adoption in June 2020, please refer to the details below.

The maximum term of any issued share option is seven or ten years from the grant date. Share options granted to employees and officers vest over a four-year schedule as stated below:

(1)	One-fourth of the options shall be vested upon the first anniversary of the grant date;
(2)	The remaining three quarters of the options shall be vested on monthly basis over the next thirty-six months (1/48 of options shall be vested per month subsequently).

Share options granted to directors were subject to a vesting schedule of approximately 32 months.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period.

In November 2014 and January 2015, the Company issued to the depositary bank of 10,000,000 common shares and 10,991,120 common shares, respectively, which were reserved for the future exercise of share options or vesting of restricted shares.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.          Share-based compensation (Continued)

2010 share incentive plan (Continued)

The following table summarizes the share option activities for the years ended December 31, 2019, 2020 and 2021:

				Weighted
		Weighted	Weighted-	average
		average	average	remaining	Aggregate
	Number of	exercise	grant-date	contractual life	intrinsic
	share options	price (USD)	fair value (USD)	(years)	value (USD)
Outstanding, January 1, 2019	16,500	3.97	—	1.37	—
Vested and expected to vest as of January 1, 2019	16,500	3.97	1.56	1.37	—
Exercisable as of January 1, 2019	16,500	3.97	1.56	1.37	—
Expired	(6,500)	3.97
Outstanding, December 31, 2019	10,000	3.97	—	1.16	—
Vested and expected to vest as of December 31, 2019	10,000	3.97	1.01	1.16	—
Exercisable as of December 31, 2019	10,000	3.97	1.01	1.16	—
Expired	(10,000)	3.97
Outstanding, December 31, 2020	—	—	—	—	—
Vested and expected to vest as of December 31, 2020 and 2021	—	—	—	—	—

As of December 31, 2020 and 2021, there were no unrecognized share-based compensation costs related to share options of 2010 Plan.

As of December 31, 2021, 10,770,520 restricted shares (2020: 10,770,520), excluding those converted from share options, were granted to employees and officers under 2010 Plan and the outstanding unvested restricted shares granted to employees and officers vest as follows:

(1)	330,000 of these restricted shares shall be vested within 2022.
(2)	320,000 of these restricted shares shall be vested within 2023.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.          Share-based compensation (Continued)

2010 share incentive plan (Continued)

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2019, 2020 and 2021 is presented below:

		Weighted-average
	Number of	grant-date fair
	restricted shares	value(USD)
Unvested as of January 1, 2019	6,652,040
Expected to vest as of January 1, 2019	5,654,234
Granted	800,000	0.81
Vested	(1,296,540)
Forfeited	(971,000)
Unvested as of December 31, 2019	5,184,500
Expected to vest as of December 31, 2019	4,406,825
Vested	(965,500)
Forfeited	(2,959,000)
Unvested as of December 31, 2020	1,260,000
Expected to vest at December 31, 2020	1,071,000
Vested	(400,000)
Forfeited	(210,000)
Unvested as of December 31, 2021	650,000
Expected to vest as of December 31, 2021	552,500

Based upon the Company’s historical and expected forfeitures for stock options granted, the directors of the Company estimated that its future forfeiture rate would be 15% for employees and nil for directors and advisors.

As of December 31, 2020 and 2021, total unrecognized compensation expense relating to the restricted shares was USD2,000,000 and USD1,031,340, respectively.

2013 share incentive plan

In November 2013, the Group adopted a share incentive plan, which is referred to as the 2013 Share Incentive Plan (the “2013 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior officers to the success of the Group’s business. Under the 2013 Plan, the maximum number of restricted shares that may be granted is 9,073,732 shares. The number of shares available for such grants was nil as of December 31, 2021, as such shares have been transferred to the 2020 share incentive plan since its adoption in June 2020, please refer to the details below.

The vesting schedule of the restricted shares under the 2013 Plan are determined by the directors of the Company.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.          Share-based compensation (Continued)

2013 share incentive plan (Continued)

A summary of the restricted shares activities under the 2013 Plan for the years ended December 31, 2019, 2020 and 2021 is presented below:

Number of
restricted shares
Unvested as of January 1, 2019	34,175
Vested	(27,475)
Forfeited	(6,700)
Unvested as of December 31, 2019	—
Expected to vest as of December 31, 2019	—

As of December 31, 2020 and 2021, total unrecognized compensation expense relating to the restricted shares was both nil.

2014 share incentive plan

In April 2014, the Group adopted a share incentive plan, which is referred to as the 2014 Share Incentive Plan (“the 2014 Plan”). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group’s business. Under the 2014 Plan, the maximum number of restricted shares that may be granted is 14,195,412 shares to certain officers, directors or employees of, or advisors or consultants to the Company and its subsidiaries and VIE and VIE’s subsidiaries. The Company issued 14,195,412 common shares to Leading Advice Holdings Limited, a company owned by the co-founder, to facilitate the administration of the 2014 Plan. The number of shares available for such grants was nil as of December 31, 2021, as such shares have been transferred to the 2020 share incentive plan since its adoption in June 2020, please refer to the details below.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.          Share-based compensation (Continued)

2014 share incentive plan (Continued)

A summary of the restricted shares activities under the 2014 Plan for the years ended December 31, 2019, 2020 and 2021 is presented below:

Number of
restricted
shares
Unvested as of January 1, 2019	3,476,650
Vested	(1,318,450)
Forfeited	(837,000)
Unvested as of December 31, 2019	1,321,200
Expected to vest as of December 31, 2019	1,123,020
Unvested as of January 1, 2020	1,321,200
Vested	(228,200)
Forfeited	(1,067,000)
Unvested as of December 31, 2020	26,000
Expected to vest as of December 31, 2020	22,100
Unvested as of January 1, 2021	26,000
Vested	(26,000)
Unvested as of December 31, 2021	—
Expected to vest as of December 31, 2021	—

As of December 31, 2021, the total unrecognized compensation expense relating to the restricted shares was nil (2020: USD12,000).

2020 share incentive plan

In June 2020, the Group terminated its 2010 Plan, 2013 Plan and 2014 Plan (the “Existing Plans”) and adopted a 2020 share incentive plan, which is referred to as the 2020 Share Incentive Plan (the “2020 Plan”). Under the 2020 Plan, the maximum aggregate number of shares of the Company that may be granted is 31,000,000, among which 21,039,742 common shares reserved under the Existing Plans and had not been granted as of the termination of the Existing Plans, 9,667,230 common shares repurchased pursuant to the repurchase programs authorized by the Company in December 2014 and January 2016, and 293,028 common shares reserved for issuance under the 2020 Plan. The number of shares available for such grants as of December 31, 2021 is 2,685,660.

Upon termination of the Existing Plans, the awards that are granted and outstanding under the Existing Plans remain effective under the 2020 Plan, subject to any amendment and modification to the original award agreements that the Company shall determine.

As of December 31, 2021, the restricted shares units granted to employees and officers (excluding those forfeited) vest as follows:

(1)	15,059,340 of these restricted shares will vest over a two-year schedule in which one-second of the restricted shares shall be vested upon the first and second anniversary of the grant day, respectively.
(2)	90,000 of these restricted shares will vest over a three-year schedule in which one-third of the restricted shares shall be vested upon the first, second and third anniversary of the grant day, respectively. Among which, 30,000 shares were vested in an accelerated manner in December 2021.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.Share-based compensation (Continued)

2020 share incentive plan (Continued)

(3)	12,665,000 of these restricted shares will vest over a three-year schedule in which two-third of the restricted shares shall be vested upon the second anniversary and one-third of the restricted shares shall be vested upon the third anniversary of the grant day, respectively. Among which, 2,299,965 shares were vested in an accelerated manner in December 2021.
(4)	500,000 of these restricted shares will vest over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant day, respectively. Among which, 100,000 shares were vested in an accelerated manner in December 2021.

A summary of the restricted shares activities under the 2020 Plan for the year ended December 31, 2021 is presented below:

		Weighted-average
	Number of	grant-date fair
	restricted shares	value (USD)
Unvested as of January 1,2021	—
Granted	31,091,840	0.83
Vested	(2,429,965)
Forfeited	(2,777,500)
Unvested as of December 31, 2021	25,884,375
Expected to vest as of December 31, 2021	19,413,281

Based upon the Company’s historical and expected forfeitures for restricted share units granted, the directors of the Company estimated that its future forfeiture rate would be 25% for employees and directors.

As of December 31, 2021, the total unrecognized compensation expense relating to the restricted shares was USD18,147,328 (2020: nil).

Total compensation costs recognized for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Years ended December 31,
(In thousands)	2019	2020	2021
Sales and marketing expenses	381	185	59
General and administrative expenses	2,453	1,209	4,682
Research and development expenses	2,594	916	1,429
Total	5,428	2,310	6,170

20.        Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIE’s which is not attributable, directly or indirectly, to the controlling shareholder. The non-controlling interests in the Company’s consolidated financial statements consist primarily of the non-controlling interests in Xunlei Games, Thailand Onething, Henan Tourism and Shanghai Anunachi Information Technology Co., Ltd.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.         Costs of revenues

	Years ended December 31,
(In thousands)	2019	2020	2021
Bandwidth costs	57,093	62,384	80,720
Cost of inventories sold	7,181	1,660	1,516
Revenue-sharing from live streaming business	20,734	15,640	26,506
Depreciation of servers and other equipment	5,198	6,247	4,805
Payment handling charges	1,658	1,459	3,066
Other costs (note)	8,049	5,247	1,990
Total	99,913	92,637	118,603

Note: Other costs mainly included technical service costs and write-down of inventories.

22.          Other income, net

	Years ended December 31,
(In thousands)	2019	2020	2021
Government subsidy income	2,061	2,287	3,206
Investment income from short-term investments	4,020	2,943	2,486
Net unrealized gains arising from long-term investments	10,907	794	—
Investment income on disposal of long-term investments	579	214	42
Impairment of long-term investments	(19,831)	(794)	—
Exchange loss, net	(402)	(2,948)	(1,205)
Settlement income	1,531	—	—
Gains from disposal of LinkToken program	6,630	—	—
VAT deduction	427	1,361	818
Others	(61)	880	(669)
Total	5,861	4,737	4,678

23.          Taxation

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

(iii)Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong.

(iv)Singapore

Subsidiaries incorporated in Singapore were subject to 17% of their taxable income.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.          Taxation (Continued)

(v)	PRC Enterprise Income Tax (“EIT”)

The EIT is calculated based on the taxable income determined under the PRC laws and accounting standards.

Under the EIT Law, foreign invested enterprises and domestic enterprises are subject to a unified EIT rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%, a “Software Enterprise” (“SE”) is entitled exemption from income taxation for the first two years, counting from the first profitable year, and reduction by half for the next three years, and a certified National Key Software Enterprise (“NKSE”) is entitled a preferential tax rate of 10%.

Shenzhen Xunlei, Onething, Wangwenhua and Xunlei Computer have been recognized as HNTE and entitled to preferential tax rate of 15%for the years ended December 31, 2019, 2020 and 2021. In addition, Onething was established in Qianhai Shenzhen Hongkong Modern Service Industry Cooperation Zone and met the requirements set out by the local authorities, accordingly it’s also entitled to a preferential tax rate of 15% for years ended December 31, 2019, 2020 and 2021.

In July 2020, Jiangxi Node was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies which are located in the West Regions of China and operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2020 and 2021, the tax rate assessed for Jiangxi Node was 15% and 15%, respectively.

Certain subsidiaries of the Group in the PRC have been granted certain tax concessions to small scale entities by tax authorities in the PRC whereby the subsidiaries operating in the respective region are entitled to tax concessions, the remaining PRC subsidiaries and VIE’s subsidiaries are subject to a 25% EIT rate.

According to a policy of the PRC State Tax Bureau, enterprises that engage in research and development activities are entitled to claim 175% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year (“Super Deduction”).

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Up to December 31, 2021, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that they have no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued for the years ended December 31, 2019, 2020 and 2021.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2020 and 2021, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.          Taxation (Continued)

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	Years ended December 31,
(In thousands)	2019	2020	2021
Current income tax expenses	315	183	53
Deferred income tax expenses/(benefits)	4,361	966	(178)
Income tax expenses/(benefits)	4,676	1,149	(125)

The aggregate amount and per share effect of the tax holidays and concession are as follows:

	Years ended December 31,
	2019	2020	2021
Aggregate dollar effect (in thousands)	(3,856)	197	4,100
Per share effect—basic	(0.01)	(0.00)	0.01
Per share effect—diluted	(0.01)	(0.00)	0.01

The reconciliation of total tax expenses/(benefits) computed by applying the respective statutory income tax rates to pre-tax loss is as follows:

	Years ended December 31,
(In thousands)	2019	2020	2021
Income tax (benefits)/expenses at PRC statutory rate (based on statutory tax rate applicable to enterprises in China)	(11,886)	(3,736)	246
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	788	787	2,571
Non-deductible expenses	228	101	47
Effect of Super Deduction	(1,920)	(733)	(2,262)
Effect of tax holidays and tax concessions	3,856	(197)	(4,100)
Change in valuation allowance of deferred tax assets	13,180	4,704	3,507
Expiration of tax loss	400	84	—
Others	30	139	(134)
Income tax expenses/(benefits)	4,676	1,149	(125)

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.          Taxation (Continued)

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances of December 31, 2020 and 2021 are as follows:

(In thousands)	December 31, 2020	December 31, 2021
Deferred tax assets:
Net operating losses carried forward (note a)	32,458	39,188
Impairment of long-term equity investments	4,233	4,245
Impairment of other receivables	1,858	1,536
Impairment of accounts receivable	1,451	402
Impairment of inventories	540	70
Allowance for advances to suppliers	369	137
Impairment of property and equipment	15	2
Valuation allowance	(40,924)	(45,580)
Deferred tax assets, net (note b)	—	—

Deferred tax liabilities:
Deferred credit arising from an asset acquisition	(1,085)	(930)

Notes:

(a)

As of December 31, 2021, the accumulated net operating loss of USD5,875,000 of the Group’s subsidiaries incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of USD221,906,000 mainly arose from the Company’s subsidiaries, VIE and VIE’s subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2022 to 2030.

(b)	As of December 31, 2020 and 2021, the deferred tax liabilities balances are expected to be recoverable as follows:

Deferred tax liabilities

(In thousands)	2020	2021
Within one year	176	180
After one year	909	750
	1,085	930

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2019	2020	2021
Beginning balance	20,181	34,257	40,924
Additions	13,180	4,704	3,507
Exchange difference	896	1,963	1,149
Ending balance	34,257	40,924	45,580

For the years ended December 31, 2019, 2020 and 2021, valuation allowance was provided for net operating loss carryforwards certain subsidiaries, VIE and VIE’s subsidiaries because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of future taxable income of those companies.

As of December 31, 2021, the tax returns of the Group’s subsidiaries, VIE and VIE’s subsidiaries since their respective dates of incorporation are still open to examination.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.          Basic and diluted net (loss)/income per share

Basic and diluted net (loss)/income per share for the years ended December 31, 2019, 2020 and 2021 are calculated as follows:

(Amounts expressed in thousands of USD, except	Years ended December 31,
for number of shares and per share data)	2019	2020	2021
Numerator:
Net (loss)/income	(53,415)	(14,140)	1,108
Less: Net loss attributable to the non-controlling interest	(246)	(300)	(83)
Net (loss)/income attributable to Xunlei Limited’s common shareholders	(53,169)	(13,840)	1,191
Numerator of basic net (loss)/income per share	(53,169)	(13,840)	1,191
Numerator for diluted net (loss)/income per share	(53,169)	(13,840)	1,191
Denominator:
Denominator for basic net (loss)/income per share ‑ weighted average shares outstanding	337,845,675	337,429,601	334,707,559
Denominator for diluted net (loss)/income per share	337,845,675	337,429,601	335,969,780
Basic net( loss)/ income per share	(0.1574)	(0.0410)	0.0036
Diluted net (loss)/income per share	(0.1574)	(0.0410)	0.0035

All potentially dilutive securities were not included in the calculation of dilutive net (loss)/income per share for the years ended December 31, 2019 and 2020 as their effects would be anti-dilutive.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.          Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related party	Relationship with the Group
Chuan wang	Chairman and director of the Company (note i)
Shenglong Zou	Co-founder, director and shareholder of the Company
Weimin Luo	Director and Chief Operating Officer of the Company (note i)
Shenzhen Crystal Technology Co., Ltd. (“Shenzhen Crystal”)	Company owned by a co-founder and director of the Company
Vantage Point Global Limited	Shareholder of the Company
Aiden & Jasmine Limited	Shareholder of the Company
Millet Technology Co., Ltd. (“Xiaomi Technology”)	(note ii)
Millet Communication Technology Co., Ltd. (“Millet Communication Technology”)	(note ii)
Beijing Xiaomi Mobile Software Co., Ltd. (“Beijing Xiaomi Mobile Software”)	(note ii)
Beijing Millet Payment Technologies Co., Ltd. (“Beijing Millet Payment Technologies”)	(note ii)
Guangzhou Millet Information Service Co., Ltd. (“Guangzhou Millet”)	(note ii)
Shenzhen Xiaomi Technology Co., Ltd. (“Shenzhen Xiaomi”)	(note ii)
Beijing Itui Technology Co., Ltd. (“Beijing Itui”)	Company owned by the principal shareholder of the Company (note iii)
Itui Online	Company owned by the principal shareholder of the Company (note iii)
Chizz (HK) Limited (“Chizz”)	Company owned by the principal shareholder of the Company (note iii)

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.          Related party transactions (Continued)

Notes:

(i)	Chuan Wang has resigned from the board on April 2, 2020, and Weimin Luo resigned from the board and resigned as the Chief Operating Officer on May 19, 2021 and June 1, 2021, respectively.
(ii)	Prior to April 2, 2020, these companies were related companies to the Company as they were affiliated companies of a shareholder of the Company, Xiaomi Ventures Limited (“Xiaomi Ventures”).

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

(iii)	These companies become related parties of Xunlei since April 2, 2020 when Itui became the principal shareholder of the Company.

During the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2019	2020	2021
Bandwidth revenue from Beijing Xiaomi Mobile Software (note a)	1,815	—	—
Bandwidth revenue from Xiaomi Technology (note a)	875	2,211	2,798
Advertisement revenue from Guangzhou Millet	19	—	—
Bandwidth revenue from Beijing Itui (note b)	—	1,119	821
Advertisement revenue from Itui Online (note c)	—	7,269	11,648
Advertisement revenue from Shenzhen Xiaomi (note d)	—	53	380
Technology service revenue from Guangzhou Millet (note e)	2,460	2,466	1,245
Technology service revenue from Shenzhen Xiaomi (note e)	—	—	1,392
Interest income from Chizz	—	—	176
Bandwidth cost from Quanxun Huiju (note f)	—	594	730
Forum service fees paid and payable to Xiaomi Technology	13	—	—
Interest accrued to Vantage Point Global Limited (note g)	46	243	—
Interest accrued to Aiden & Jasmine Limited (note g)	17	91	55
Repayment of loans to Weimin Luo arising from a business combination (note 3)	—	662	—

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

(b)	Onething entered into a sales contract with Beijing Itui for provision of bandwidth at a price benchmarking against market price and charged based on actual usage since July 2019. The contract was extended for one year from July 2021 to June 2022 based on the same term.
(c)	In May 2020, a user traffic monetization agreement was entered into with Itui Online, according to which Xunlei is entitled to receive a mutually agreed sharing of net advertising revenue covering a period from mid-May 2020 to mid-May 2021. The contract was extended for one year from mid-May 2021 to mid-May 2022 based on the same term.
(d)	In July 2020, a user traffic monetization agreement was entered into with Shenzhen Xiaomi, according to which Xunlei is entitled to receive a mutually agreed sharing of net advertising revenue.
(e)	The Group is entitled to receive a mutually agreed sharing of net advertising revenue covering a period from mid-June 2017 to mid-June 2019, as compensation for technology solution services provided to Guangzhou Millet. The contract was extended for two years from mid-June 2019 to mid-June 2021. A similar contract was entered into with Shenzhen Xiaomi in July 2021, covering a period of two years.
(f)	In July 2020, Onething entered into the contract with Quanxun Huiju, for the provision of bandwidth to Onething at a price benchmarking against market price, based on actual usage. The contract was extended for one year from July 2021 to June 2022 based on the same term.
(g)	In 2014, the Group repurchased 3,860,733 common shares from Aiden & Jasmine Limited (Co founder’s company) for USD10,879,000 and 10,334,679 common shares from Vantage Point Global Limited for USD29,121,000. According to the repurchase contract, the Company was entitled to an amount (the “Withheld Price”) to withhold any taxes with respect to this repurchase as required under the applicable laws. If the Seller has not been specifically required by the applicable governmental or regulatory authority to pay any taxes as required under the applicable laws in connection with the repurchase, after the fifth anniversary of the Closing Date, the Company will pay to the Seller the Withheld Price with a simple interest thereon at the rate of five percent (5%) per annum from the Closing Date. Therefore, the Withheld Price for Aiden & Jasmine Limited and Vantage Point Global Limited was USD1,451,000 (including interest of USD363,000) and USD3,883,000 (including interest of USD971,000) respectively. The Group has repaid USD3,883,000 to Vantage Point Global Limited in January 2021.

The interest accrued for the year ended December 31, 2021 was USD55,000 for Aiden & Jasmine Limited.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.          Related party transactions (Continued)

As of December 31, 2020 and 2021, the amounts due from/to related parties were as follows:

(In thousands)	December 31, 2020	December 31, 2021
Amounts due from related parties -current
Accounts receivable due from Guangzhou Millet	1,456	—
Accounts receivable due from Xiaomi Technology	576	831
Accounts receivable due from Itui Online	7,689	12,156
Accounts receivable due from Beijing Itui	1,153	857
Accounts receivable due from Shenzhen Xiaomi	60	1,520
Other receivable due from Chizz (note)	—	176
Other receivable due from Xiaomi Technology	15	16
Other receivable due from Shenzhen Crystal	6	7
Other receivable due from Shenglong Zou	9	9
Other receivable due from Chuan Wang	6	6
Amounts due from a related party - non-current
Other receivable due from Chizz	—	19,311

Note: In September 2021, Xunlei Network provided a loan amounted to USD20 million to Chizz at an interest rate of 3% per annum for a term of 2 years.

(In thousands)	December 31, 2020	December 31, 2021
Amounts due to related parties
Accounts payable due to Quanxun Huiju	55	91
Other payable due to Vantage Point Global Limited	3,883	—
Other payable due to Aiden & Jasmine Limited	1,451	1,506

26.          Fair value measurements

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace or based on quoted price in markets that are not active

Level 3 — Unobservable inputs which are supported by little or no market activity and are significant to the overall fair value measurement

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Fair value measurements (Continued)

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2020 and 2021.

Fair value measurements as of December 31, 2020
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Investments in structured deposits and wealth management products	48,993	—	48,993	—
	48,993	—	48,993	—

Fair value measurements as of December 31, 2021
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Investments in structured deposits and wealth management products	53,273	—	53,273	—
	53,273	—	53,273	—

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

27.          Commitments and contingencies

Bandwidth purchase commitments

The Group purchase bandwidth in the PRC under non-cancellable contract expiring on different dates. Payments under purchase of bandwidth are expensed on a straight-line basis over the duration of the respective periods.

As of December 31, 2021, future minimum payments under non-cancellable bandwidth contracts consist of the following:

(In thousands)	December 31, 2021
2022	4,410

Capital commitments

As of December 31, 2021, the Group has unconditional purchase obligations for office software and construction in progress that had not been recognized in the amount of USD18,291,000.

(In thousands)	December 31, 2021
2022	17,993
2023 and after	298
18,291

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.          Commitments and contingencies (Continued)

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD1,955,000 and USD997,000 legal and litigation related expenses for the years ended December 31, 2019 and 2021, respectively, while the Group reversed USD1,217,000 legal and litigation related expense for the year ended December 31, 2020.

Up to April 28, 2022, which is the date when the consolidated financial statements were issued, the Group had 17 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB10.9 million (USD1.7 million) which occurred before December 31, 2021 (2020: RMB13.3 million (USD1.9 million)). Of the 17 pending lawsuits, 9 lawsuits were relating to the alleged copyright infringement in the PRC. The Group had accrued for USD973,000 litigation related expenses in “Accrued liabilities and other payables” in the consolidated balance sheet as of December 31, 2021 (2020: USD1,640,000), which is the most probable and reasonably estimable outcome.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group’s legal counsels. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 17 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. If one or more of these legal matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements for that reporting period could be materially adversely affected.

Two putative shareholder class action lawsuits were filed in the United States District Courts for the Southern District of New York against the Company and certain current and former officers and directors of the Company. Purporting to sue on behalf of all investors who purchased or acquired Xunlei stock from October 10, 2017 to January 11, 2018, plaintiffs alleged that certain statements regarding OneCoin, later renamed as LinkToken, in the Company’s press releases and on a quarterly investor call were false and misleading because, among other things, they failed to disclose that OneCoin was a disguised “initial coin offering” and “initial miner offering” and constituted “unlawful financial activity.” Plaintiffs sought to recover under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On April 12, 2018, the court consolidated the actions under the caption In re Xunlei Limited Securities Litigation, No. 18-cv-467 (RJS) and appointed lead plaintiffs who filed a consolidated amended compliant on June 4, 2018. The Company filed a motion to dismiss the amended compliant on August 3, 2018, and the motion of dismiss was granted by United States District Court Southern District of New York on September 11, 2019 and no notice of appeal or motion for extension of time was filed by the plaintiffs within 60 days after entry of the court’s motion, therefore the class action was dismissed in November 2019.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.          Certain risks and concentration

PRC regulations

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online advertising services and live streaming service. Specifically, foreign ownership in an internet content provider or other value-added telecommunication service providers may not exceed 50%. The Group conducts its operations in China principally through contractual arrangements among Giganology Shenzhen, its wholly-owned PRC subsidiary, and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct its resource discovery network, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of its operations in China. The Company conducts all of its operations in China through, Shenzhen Xunlei, a variable interest entity, which it consolidates as a result of a series contractual arrangements entered. If the Company had ownership of Shenzhen Xunlei, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, its operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen’s unilateral termination right. None of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date.

Further, the Group believes that the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders are in compliance with PRC law and are legally enforceable. However, the Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. The PRC government may also require the Company to restructure the Group’s operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group’s business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and VIE’s subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Giganology Shenzhen or Shenzhen Xunlei.

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

Shenzhen Xunlei and its subsidiaries’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include intangible assets, purchased property and equipment. The balances of these assets held by the VIE and VIE’s subsidiaries are included in “property and equipment, net” and “intangible assets, net” in the consolidated balance sheet and specifically in the VIE table on the following page. The unrecognized revenue-producing assets mainly consist of license, patents, trademarks, and domain names which are not recorded in the financial statement as they did not meet the recognition criteria set in ASC 350-30-25. The licenses stated above primarily consist of licenses that grant the VIE and VIE’s subsidiaries the right to produce and broadcast internet, radio, and television programs. One of them is the ICP licenses as described in note 1.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.          Certain risks and concentration (Continued)

PRC regulations (Continued)

As of December 31, 2021, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, certain patent applications are being examined by the State Intellectual Property Office of the PRC.

As of December 31, 2021, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories, including registered with World Intellectual Property Organization.

The following financial information of the consolidated VIE (including VIE and VIE’s subsidiaries) was included in the accompanying consolidated financial statements, before elimination of balances with the Company and its subsidiaries, as of and for the years ended:

	As of December 31,
(In thousands)	2020	2021
Current assets:
Cash and cash equivalents	14,284	16,645
Short-term investments	—	6,373
Accounts receivable, net	22,983	26,003
Amount due from group companies	15,168	3,102
Due from related parties	10,955	15,387
Inventories	1,726	1,363
Prepayments and other current assets	10,046	7,142
Total current assets	75,162	76,015
Non-current assets:
Long-term investments	5,706	6,467
Property and equipment, net	50,532	57,417
Intangible assets, net	8,857	8,299
Goodwill	22,607	23,136
Long-term prepayments and other assets	905	2,684
Right-of-use assets	1,915	27
Restricted cash	1,541	4,078
Total assets	167,225	178,123
Current liabilities:
Accounts payable	20,588	23,789
Amount due to group companies	106,240	146,732
Due to related parties	55	91
Bank borrowings	—	2,876
Contract liabilities and deferred income	34,040	36,740
Income tax payable	2,500	2,451
Accrued liabilities and other payables	33,361	42,449
Lease liabilities, current portion	1,912	18
Total current liabilities	198,696	255,146
Non-current liabilities:
Contract liabilities and deferred income, non-current portion	920	845
Deferred tax liabilities	1,085	930
Amount due to group companies, non-current portion	76,810	31,369
Bank borrowings, non-current portion	19,924	17,291
Lease liabilities, non-current portion	27	7
Total liabilities	297,462	305,588

28.          Certain risks and concentration (Continued)

PRC regulations (Continued)

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

	Years ended December 31,
(In thousands)	2019	2020	2021
Third-party revenues	178,070	186,679	228,736
Third-party costs of revenues	(99,781)	(92,388)	(109,722)
Inter-company operating expenses	(7,302)	(7,177)	(8,032)
Third-party operating expenses	(117,714)	(101,421)	(110,367)
Net (loss)/income attributable to Xunlei Limited	(56,328)	(10,673)	2,913

	Years ended December 31,
(In thousands)	2019	2020	2021
Purchases of goods and services from group companies	(11,941)	—	—
Other operating activities with external parties	(21,720)	(13,423)	24,945
Net cash (used in)/generated from operating activities	(33,661)	(13,423)	24,945
Loans to group companies	(3,369)	(6,329)	—
Repayment of loans from group companies	485	502	—
Other investing activities with external parties	(5,001)	(9,160)	(19,417)
Net cash used in investing activities	(7,885)	(14,987)	(19,417)
Loans from group companies	31,467	2,542	23,527
Repayment of loans to group companies	(10,969)	(4,300)	(24,425)
Other financing activities with external parties	11,707	7,154	(223)
Net cash generated from/(used in) financing activities	32,205	5,396	(1,121)
	(9,341)	(23,014)	4,407

Amounts previously reported for 2020 and 2019 have been revised, which the revisions, in the opinion of management, are immaterial. The impact of the revisions was eliminated in consolidation. There is no impact on the previously reported consolidated financial position, results of operations or cash flows.

Certain long-term cash advances were provided to the consolidated VIE by group companies and previously reported in current payables in 2020. The amount due to group companies of the Group’s consolidated VIE as of December 31, 2020 have been revised to reflect an adjustment with a decrease of USD76.8 million in current payables and an increase of USD76.8 million in non-current payables.

Certain cash advances provided to group companies by the consolidated VIE or vice versa, which were of investing or financing nature, were previously reported as operating activities in 2019 and 2020. The amounts of cash flow activities of the Group’s consolidated VIE have been revised to reflect an adjustment with an increase of USD17.6 million and a decrease of USD7.6 million in the net cash used in operating activities, an increase of USD2.9 million and USD5.8 million in the net cash used in investing activities and an increase of USD20.5 million and a decrease of USD1.8 million in the net cash generated from financing activities for the year ended December 31, 2019 and 2020, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.          Certain risks and concentration (Continued)

Foreign exchange risk

The Group’s financing activities are denominated mainly in USD. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into the RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of the Company’s subsidiaries, VIE and VIE’s subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB.

Concentration of customer risk

The top 10 customers accounted for 31%, 38% and 35% of the net revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

Credit risk

As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents, restricted cash and short-term investments.

Prior to entering into sales agreements, the Group performs ongoing credit assessments of its customers, taking into account their financial position, credit history and other factors such as current market conditions. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable for the years ended December 31, 2020 and 2021.

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

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see note 2(aa)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD169,235,000 as of December 31, 2021, or 56% of the Company’s total consolidated net assets. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIE and VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

28.          Certain risks and concentration (Continued)

Restricted net assets (Continued)

Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries, VIE and VIE’s subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

29.        Subsequent events

On March 31, 2022, the board of directors of the Company authorized a share buyback program, under which the Company may repurchase up to USD20 million of its shares over the next 12 months.

30.        Additional information: condensed financial statements of the Company

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

Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and consolidated VIE”.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

30.        Additional information: condensed financial statements of the Company (Continued)

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2021.

Condensed Balance Sheets

(In thousands)	December 31, 2020	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	57,585	32,015
Short-term investments	47,525	40,972
Due from group companies	3,323	107,484
Prepayments and other current assets	860	183
Total current assets	109,293	180,654
Non-current assets:
Due from group companies, non-current portion	175,720	92,917
Investments in subsidiaries and consolidated VIE	20,064	36,324
Total assets	305,077	309,895
Liabilities
Current liabilities:
Accounts payable	55	55
Due to subsidiaries and consolidated VIE	10,750	2,546
Due to related parties	—	1,506
Contract liabilities and deferred income	1	—
Accrued liabilities and other payables	2,118	2,141
Total current liabilities	12,924	6,248
Total liabilities	12,924	6,248
Commitments and contingencies
Shareholders’ equity
Common shares	84	84
Treasury shares (34,475,224 shares and 31,619,259 shares as of December 31, 2020 and 2021, respectively)	8	8
Other shareholders’ equity	292,061	303,555
Total Xunlei Limited’s shareholders’ equity	292,153	303,647
Total liabilities and shareholders’ equity	305,077	309,895

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

30.        Additional information: condensed financial statements of the Company (Continued)

Condensed Statements of Operations

	Years ended December 31,
(In thousands)	2019	2020	2021
Operating expenses
Sales and marketing expenses	(1)	—	—
General and administrative expenses	(1,247)	(1,438)	(3,302)
Total operating expenses	(1,248)	(1,438)	(3,302)
Operating loss	(1,248)	(1,438)	(3,302)
Interest income	1,496	2	107
Interest expense	(75)	(399)	(95)
Other income, net	4,712	2,455	585
(Loss)/income from subsidiaries and consolidated VIE	(57,787)	(14,361)	3,935
(Loss)/income before income tax	(52,902)	(13,741)	1,230
Income tax expenses	(267)	(99)	(39)
Net (loss)/income	(53,169)	(13,840)	1,191
Net (loss)/income attributable to Xunlei Limited’s common shareholders	(53,169)	(13,840)	1,191

Condensed Statements of Cash Flows

	Years ended December 31,
(In thousands)	2019	2020	2021
Other operating activities with external parties	3,854	649	(5,732)
Net cash generated from/(used in) operating activities	3,854	649	(5,732)
Capital contribution to group companies	(100,000)	—	—
Loans to group companies	(25,750)	(1,802)	(26,391)
Repayment of loans from group companies	2,459	500	—
Other investing activities with external parties	79,339	55,030	6,553
Net cash (used in)/generated from investing activities	(43,952)	53,728	(19,838)
Other financing activities with external parties	—	(4,475)	—
Net cash used in financing activities	—	(4,475)	—
Net (decrease)/increase in cash and cash equivalents	(40,098)	49,902	(25,570)
Cash and cash equivalents at beginning of year	47,781	7,683	57,585
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	7,683	57,585	32,015

Amounts previously reported for 2020 and 2019 have been revised, which revisions, in the opinion of management, are immaterial. The impact of the revisions was eliminated in consolidation. There is no impact on the previously reported consolidated financial position, results of operations or cash flows.

The Company provided certain long-term cash advances to its subsidiaries and consolidated VIE which were previously reported as due from group companies under current receivables. The current portion of due from group companies, the non-current portion of due from group companies and investments in subsidiaries and consolidated VIE of the Company have been revised to reflect an adjustment with a decrease of USD275.7 million, an increase of USD175.7 million and USD100.0 million as of December 31, 2020, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

30.        Additional information: condensed financial statements of the Company (Continued)

The cash advances provided to group companies, which were of investing nature, were previously reported as operating activities. The short-term investments at beginning of year were previously reported as cash and cash equivalents at beginning of year and the purchases and maturities of short-term investments were previously excluded from investing activities, and the amount of movements in investments in subsidiaries and consolidated VIE was previously reported as investing activities in 2019 and 2020. To properly reflect the condensed statements of cash flows, the amounts of cash flow activities of the Company have been revised to reflect an adjustment with an increase of USD175.7 million and USD13.4 million in the net cash generated from operating activities, an increase of USD96.3 million and a decrease of USD41.7 million in the net cash used in investing activities, and a decrease of USD181.9 million and USD102.6 million in the cash and cash equivalents at beginning of year for the year ended December 31, 2019 and 2020, respectively.