Form 20-F
period 2023-12-31
Xunlei Ltd
filed 2024-04-23
CIK 1510593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 323,525,556 common shares (excluding (i) 40,586,955 common shares that are (a) reserved for bulk issuance upon the exercise or vesting of awards granted under our share incentive plan, or (b) repurchased by our company but not yet cancelled, and (ii) 10,889,429 common shares, consisting of 274,057 ADSs (representing 1,370,285 common shares) and 9,519,144 common shares held by Leading Advice Holdings Limited, a share incentive awards holding platform) as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☐ No ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our company,” “our” or “Xunlei” refers to Xunlei Limited, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in China, Shenzhen Xunlei Networking Technologies Co., Ltd., or the VIE, and the VIE’s subsidiaries;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“daily active user” refers to a user who accessed Mobile Xunlei through a mobile device, on a given day;
●	“digital media content” refers to videos, music, games, software and documents transmitted in digital form;
●	“monthly unique visitors” refers to the number of different individual visitors who accessed Xunlei products (including websites and software) on our platform from the same computer at least once within a month; under this method, a user who accessed Xunlei products from two different computers would count as two unique visitors;
●	“shares” or “common shares” refers to our common shares, par value US$0.00025 per share;
●	“subscriber” refers to users who can access our premium acceleration services, including accounts temporarily suspended, but excluding sub-accounts and accounts on a trial basis.
●	“ADSs” refers to our American depositary shares, each representing five common shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs;
●	“RMB” or “Renminbi” refers to the legal currency of China; and
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. Solely for the convenience of the reader, the translations of Renminbi amounts into U.S. dollars contained in this annual report were made at RMB7.0827 to US$1.00, the rate released by the State Administration of Foreign Exchange of the People’s Republic of China on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our business strategies, including the strategies to streamline our business;
●	our future business development, results of operations and financial condition;
●	our ability to maintain and strengthen our market position in China;
●	our ability to retain subscribers for our premium acceleration and other services;
●	our ability to develop new products and services and attract, maintain and monetize user traffic;
●	trends and competition in the internet industry in China;
●	rules and regulations governing the internet industry in China;
●	our ability to handle intellectual property rights-related matters; and
●	general economic and business conditions in China.

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

Item 3.   Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entity

Xunlei Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the variable interest entity. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entity, with which we maintain contractual arrangements and its subsidiaries in China. PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in value-added telecommunication service, and prohibit foreign investment in internet cultural operating service and online transmission of audio-visual programs service. Accordingly, we operate these businesses in China through the variable interest entity, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entity and its shareholders to control the business operations of the variable interest entity. Revenues contributed by the variable interest entity accounted for 95.47%, 88.12% and 90.67% of our total revenues in 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Xunlei Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in China, Shenzhen Xunlei Networking Technologies Co., Ltd., or Shenzhen Xunlei, which was established in January 2003 to operate our Xunlei internet platform together with its various subsidiaries in the PRC. Investors in our ADSs are not purchasing equity interest in the variable interest entity in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including business operation agreement, equity pledge agreement, powers of attorney, exclusive technology support and services agreement, exclusive technology consulting and training agreement, proprietary technology license contract, intellectual properties purchase option agreement, equity interests disposal agreement and loan agreements, have been entered into by and among our subsidiary, the variable interest entity and its shareholders. Terms contained in each set of contractual arrangements with the variable interest entity and its shareholders are substantially similar. As a result of the contractual arrangements, we are able to direct the activities that most significantly affect the variable interest entity’s economic performance and are considered the primary beneficiary of the variable interest entity, and we have consolidated the financial results of the variable interest entity and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shenzhen Xunlei.”

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

Notes:

(1)

Shenzhen Xunlei is the variable interest entity. Mr. Sean Shenglong Zou, our co-founder, Mr. Hao Cheng, our co- founder, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests, respectively.

(2)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.
(3)	The remaining 20% of the equity interest is owned by Service Center for Department of Culture and Tourism of Henan Province.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our PRC subsidiary with respect to its contractual arrangements with the variable interest entity and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If our PRC subsidiary or the variable interest entity is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entity. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on our future offshore offerings (if any), anti-monopoly regulatory actions and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or list on or remain listed on United States or other foreign exchanges outside of China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. For a detailed description of risks related to doing business in China, please refer to “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the United States Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor.

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the variable interest entity and its subsidiaries in China have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries, the variable interest entity and its subsidiaries in China, including, among others, the Value-added Telecommunication Services License and Online Culture Operation Permit. However, given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that we have obtained or will obtain all permits or licenses required for conducting our business in China. For example, neither Shenzhen Wangwenhua, an entity that operates our live streaming business, nor Shenzhen Xunlei, an entity that provides video content display services, is a registered owner of the license for online transmission of audio-visual programs. As a result, it is possible that the PRC government authorities could determine that these businesses are operating without sufficient licenses. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial condition and results of operations.”

In addition, each of Shenzhen Wangwenhua, Shenzhen Xunlei and Xunlei Games has obtained a Value-added Telecommunication Services License for operating our online game business. Shenzhen Xunlei, which holds 100% of the equity interest in Shenzhen Wangwenhua and 70% of the equity interest in Xunlei Games, had previously obtained an Internet Publishing Services License for the publication of internet games, which expired on September 17, 2022. We are in the process of renewing such license and re-submitted the required documents to the competent authorities for review in October 2023. However, we cannot assure you that Shenzhen Xunlei will successfully renew its Internet Publishing Services License. Furthermore, neither Shenzhen Wangwenhua (including its subsidiary that operates online games) nor Xunlei Games has obtained an Internet Publishing Services License. Given the uncertainties involved in the interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that Shenzhen Wangwenhua and Xunlei Games are not required to obtain Internet Publishing Services Licenses as well. As a result, PRC government authorities may find that these entities are operating online game services without having the proper license and may penalize us accordingly. Upon such event, Shenzhen Xunlei, Shenzhen Wangwenhua and Xunlei Games could be ordered to cease their operations of such online game services, including our online games business, and could be subject to confiscation of illegal income and major equipment, or to fines. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from the government authorities, including the discontinuance of our online game business.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under PRC laws, regulations and rules, as of the date of this annual report, we, our PRC subsidiaries and the variable interest entity (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or been denied such requisite permissions by any PRC authorities.

However, the PRC government has promulgated rules and regulations to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings (if any) under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Cash and Asset Flows through Our Organization

Under PRC laws, Xunlei Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entity only through loans, subject to satisfaction of applicable registration and approval requirements from the PRC government. For the year ended December 31, 2023, Xunlei Limited extended a loan of US$5.0 million to its subsidiaries in China. For the year ended December 31, 2021, 2022 and 2023, the variable interest entity received debt financing of US$23.5 million, US$25.5 million and US$0.4 million from Giganology (Shenzhen) Co., Ltd., which we refer to as our WFOE in this annual report, respectively.

Xunlei Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the variable interest entity and its subsidiaries in China. As a result, Xunlei Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the variable interest entity is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The restricted amounts include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entity, in which we have no legal ownership, totaling US$169.2 million, US$172.1 million and US$173.2 million as of December 31, 2021, 2022 and 2023, respectively. For details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and government control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and variable interest entity and its subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

In the year ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

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

The following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that:

(i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax
calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Xunlei Limited/shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the VIE for services provided to VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and VIE qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the VIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above is based on the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the inter-company entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in the double taxation of earnings: once at the VIE level (nondeductible expense) and again at the WFOE level (for presumptive earnings on the transfer). This has the impact of reducing the amount available above from 67.5% to approximately 50.6% of pre-tax income, respectively. We believe that there is only a remote possibility that this scenario would happen.

Financial Information Related to the Variable Interest Entity

The following table presents the condensed consolidating schedule of financial information of Xunlei Limited, our WFOE (which is the primary beneficiary of the VIE), our other subsidiaries (excluding our WFOE), and the VIE and VIE’s subsidiaries, for the years ended December 31, 2021, 2022 and 2023 and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2023
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Inter-company total revenues (1)(5)	—	—	12,896	—	(12,896)	—
Third-party total revenues	—	34,051	—	330,860	—	364,911
Third-party costs of revenues	—	(23,589)	—	(177,060)	—	(200,649)
Inter-company operating expenses (1)(5)	—	—	—	(12,896)	12,896	—
Third-party operating expenses	(7,931)	(6,753)	(10,388)	(139,613)	—	(164,685)
Profit from subsidiaries and consolidated VIE (2)	16,948	6,153	6,995	—	(30,096)	—
Net income attributable to Xunlei Limited	14,225	9,875	13,226	6,995	(30,096)	14,225

	For the year ended December 31, 2022
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Inter-company total revenues (1)(5)	—	—	4,863	—	(4,863)	—
Third-party total revenues	—	40,711	—	301,853	—	342,564
Third-party costs of revenues	—	(28,938)	—	(171,116)	—	(200,054)
Inter-company operating expenses (1)(5)	—	—	—	(4,863)	4,863	—
Third-party operating expenses	(6,436)	(4,784)	(4,580)	(115,578)	—	(131,378)
Profit from subsidiaries and consolidated VIE (2)	27,300	—	11,136	—	(38,436)	—
Net income attributable to Xunlei Limited	21,463	16,488	16,719	11,136	(44,343)	21,463

	For the year ended December 31, 2021
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Inter-company total revenues(1)(5)	—	7,153	879	—	(8,032)	—
Third-party total revenues	—	10,865	—	228,736	—	239,601
Third-party costs of revenues	—	(8,881)	—	(109,722)	—	(118,603)
Inter-company operating expenses(1)(5)	—	—	—	(8,032)	8,032	—
Third-party operating expenses	(3,302)	(10,281)	(552)	(110,367)	—	(124,502)
Profit from subsidiaries and consolidated VIE (2)	3,935	—	2,913	—	(6,848)	—
Net income attributable to Xunlei Limited	1,191	876	3,059	2,913	(6,848)	1,191

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2023
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Cash and cash equivalents	31,919	14,762	86,835	37,286	—	170,802
Short-term investments	28,382	—	57,871	14,825	—	101,078
Accounts receivable, net	—	3,359	—	27,851	—	31,210
Inventories	—	—	—	2,219	—	2,219
Amount due from group companies (3)(5)	6,583	3,349	87,971	5,278	(103,181)	—
Due from related parties	—	300	14	12,330	—	12,644
Prepayments and other current assets	1,720	826	4,298	2,579	—	9,423
Investments in subsidiaries and consolidated VIE (2)	68,086	162,689	—	—	(230,775)	—
Long-term investments	—	25,466	—	6,668	—	32,134
Due from related parties, non-current	—	19,619	—	—	—	19,619
Deferred tax assets	—	478	—	—	—	478
Property and equipment, net	—	126	20	59,882	—	60,028
Operating lease assets	—	—	—	575	—	575
Intangible assets, net	—	—	—	5,697	—	5,697
Goodwill	—	—	—	20,826	—	20,826
Amount due from group companies, non-current portion (3)	199,864	—	—	—	(199,864)	—
Other long-term prepayments and non-current assets	—	—	25	1,928	—	1,953
Total assets	336,554	230,974	237,034	197,944	(533,820)	468,686
Accounts payable	—	2,913	—	21,517	—	24,430
Amount due to group companies (3)(5)	8,150	1,088	203	93,740	(103,181)	—
Contract liabilities, current portion	—	1,652	—	34,723	—	36,375
Income tax payable	72	1,034	546	4,739	—	6,391
Accrued liabilities and other payables	3,470	4,422	3,781	42,035	—	53,708
Lease liabilities, current portion	—	—	—	276	—	276
Bank borrowings, current portion	—	—	—	6,906	—	6,906
Contract liabilities and deferred income, non‑current portion	—	—	—	846	—	846
Deferred tax liabilities	—	—	—	513	—	513
Bank borrowings, non-current portion	—	—	—	15,539	—	15,539
Lease liabilities, non-current portion	—	—	—	229	—	229
Deficits in subsidiaries and consolidated VIE (2)	—	—	90,632	—	(90,632)	—
Amount due to group companies, non-current portion (3)	—	91,360	39,602	68,902	(199,864)	—
Total liabilities	11,692	102,469	134,764	289,965	(393,677)	145,213
Total shareholders’ equity/(deficits)	324,862	128,505	102,270	(90,632)	(140,143)	324,862
Non-controlling interests	—	—	—	(1,389)	—	(1,389)
Total liabilities, non-controlling interests and shareholders’ equity	336,554	230,974	237,034	197,944	(533,820)	468,686

	As of December 31, 2022
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Cash and cash equivalents	32,004	13,526	79,482	52,142	—	177,154
Short-term investments	29,342	—	54,284	—	—	83,626
Accounts receivable, net	—	601	—	29,162	—	29,763
Inventories	—	—	—	457	—	457
Amount due from group companies (3)(5)	5,808	199	66,531	5,326	(77,864)	—
Due from related parties	—	19,782	14	13,121	—	32,917
Prepayments and other current assets	927	722	4,044	2,574	—	8,267
Restricted cash	—	—	—	7,654	—	7,654
Investments in subsidiaries and consolidated VIE (2)	49,888	159,146	—	—	(209,034)	—
Long-term investments	—	25,466	—	5,345	—	30,811
Deferred tax assets	—	213	—	—	—	213
Property and equipment, net	—	164	25	61,545	—	61,734
Operating lease assets	—	—	—	865	—	865
Intangible assets, net	—	—	—	6,546	—	6,546
Goodwill	—	—	—	21,179	—	21,179
Amount due from group companies, non-current portion (3)	200,471	—	28,716	—	(229,187)	—
Other long-term prepayments and non-current assets	—	—	43	2,094	—	2,137
Total assets	318,440	219,819	233,139	208,010	(516,085)	463,323
Accounts payable	55	1,977	2	23,398	—	25,432
Amount due to group companies (3)(5)	5,028	899	12	71,925	(77,864)	—
Due to related parties	1,560	—	—	—	—	1,560
Contract liabilities and deferred income, current portion	—	1,186	—	37,781	—	38,967
Income tax payable	10	1,223	1,011	3,342	—	5,586
Accrued liabilities and other payables	1,894	2,018	2,080	43,446	—	49,438
Lease liabilities, current portion	—	—	—	283	—	283
Bank borrowings, current portion	—	—	—	7,024	—	7,024
Contract liabilities and deferred income, non‑current portion	—	—	—	876	—	876
Deferred tax liabilities	—	—	—	687	—	687
Bank borrowings, non-current portion	—	—	—	24,750	—	24,750
Lease liabilities, non-current portion	—	—	—	299	—	299
Deficits in subsidiaries and consolidated VIE (2)	—	—	101,946	—	(101,946)	—
Amount due to group companies, non-current portion (3)	—	91,381	40,189	97,617	(229,187)	—
Total liabilities	8,547	98,684	145,240	311,428	(408,997)	154,902
Total shareholders’ equity/(deficits)	309,893	121,135	87,899	(101,946)	(107,088)	309,893
Non-controlling interests	—	—	—	(1,472)	—	(1,472)
Total liabilities, non-controlling interests and shareholders’ equity	318,440	219,819	233,139	208,010	(516,085)	463,323

Selected Condensed Consolidated Statements of Cash Flows Data

	For the year ended December 31, 2023
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	Subsidiaries	Elimination	Group

	(US$ in thousands)
Purchases of goods and services from group companies (4)	—	—	(217)	—	217	—
Sales of goods and services to group companies (4)	—	—	—	217	(217)	—
Other operating activities with external parties	(391)	4,198	(5,725)	27,634	—	25,716
Net cash (used in)/generated from operating activities	(391)	4,198	(5,942)	27,851	—	25,716
Loans to group companies (4)	(188)	(3,150)	(437)	—	3,775	—
Repayment of loans from group companies (4)	—	—	19,285	—	(19,285)	—
Other investing activities with external parties	2,031	—	(3,944)	(21,985)	—	(23,898)
Net cash generated from/(used in) investing activities	1,843	(3,150)	14,904	(21,985)	(15,510)	(23,898)
Loans from group companies (4)	3,150	188	—	437	(3,775)	—
Repayment of loans to group companies (4)	—	—	—	(19,285)	19,285	—
Other financing activities with external parties	(4,687)	—	—	(8,837)	—	(13,524)
Net cash (used in)/generated from financing activities	(1,537)	188	—	(27,685)	15,510	(13,524)
Net (decrease)/increase in cash and cash equivalents	(85)	1,236	8,962	(21,819)	—	(11,706)
Cash, cash equivalents and restricted cash at beginning of year	32,004	13,526	79,482	59,796	—	184,808
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	(1,609)	(691)	—	(2,300)
Cash, cash equivalents and restricted cash at end of year	31,919	14,762	86,835	37,286	—	170,802

	For the year ended December 31, 2022
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	Subsidiaries	Elimination	Group

	(US$ in thousands)
Purchases of goods and services from group companies (4)	—	—	—	(29,738)	29,738	—
Sales of goods and services to group companies (4)	—	—	29,738	—	(29,738)	—
Other operating activities with external parties	(948)	6,519	(9,146)	54,684	—	51,109
Net cash (used in)/generated from operating activities	(948)	6,519	20,592	24,946	—	51,109
Loans to group companies (4)	(3,450)	—	(25,580)	—	29,030	—
Repayment of loans from group companies (4)	—	—	10,830	—	(10,830)	—
Other investing activities with external parties	11,134	(1,000)	10,425	(8,801)	—	11,758
Net cash generated from/(used in) investing activities	7,684	(1,000)	(4,325)	(8,801)	18,200	11,758
Loans from group companies (4)	—	3,450	—	25,580	(29,030)	—
Repayment of loans to group companies (4)	—	—	—	(10,830)	10,830	—
Other financing activities with external parties	(6,747)	—	—	13,388	—	6,641
Net cash (used in)/generated from financing activities	(6,747)	3,450	—	28,138	(18,200)	6,641
Net (decrease)/increase in cash and cash equivalents	(11)	8,969	16,267	44,283	—	69,508
Cash, cash equivalents and restricted cash at beginning of year	32,015	4,557	70,141	20,723	—	127,436
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	(6,926)	(5,210)	—	(12,136)
Cash, cash equivalents and restricted cash at end of year	32,004	13,526	79,482	59,796	—	184,808

	For the year ended December 31, 2021
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	Subsidiaries	Elimination	Group

	(US$ in thousands)
Operating activities with external parties	(5,732)	8,654	(8,387)	24,945	—	19,480
Net cash (used in)/generated from operating activities	(5,732)	8,654	(8,387)	24,945	—	19,480
Loans to group companies (4)	(26,391)	(23,527)	—	—	49,918	—
Repayment of loans from group companies (4)	—	19,123	5,302	—	(24,425)	—
Other investing activities with external parties	6,553	(19,755)	—	(19,417)	—	(32,619)
Net cash (used in)/generated from investing activities	(19,838)	(24,159)	5,302	(19,417)	25,493	(32,619)
Loans from group companies (4)	—	26,391	—	23,527	(49,918)	—
Repayment of loans to group companies (4)	—	—	—	(24,425)	24,425	—
Other financing activities with external parties	—	—	—	(223)	—	(223)
Net cash generated from/(used in) financing activities	—	26,391	—	(1,121)	(25,493)	(223)
Net (decrease)/increase in cash and cash equivalents	(25,570)	10,886	(3,085)	4,407	—	(13,362)
Cash, cash equivalents and restricted cash at beginning of year	57,585	42,520	22,859	15,825	—	138,789
Effect of exchange rates on cash, cash equivalents and restricted cash	—	1,396	122	491	—	2,009
Cash, cash equivalents and restricted cash at end of year	32,015	54,802	19,896	20,723	—	127,436

Notes:

(1)	Inter-company sales of goods and services were eliminated at the consolidation level.
(2)	It represents the elimination of the investments in subsidiaries and the VIE and the VIE’s subsidiaries by group companies.
(3)	It represents the elimination of inter-company balances among Xunlei Limited, other subsidiaries, our WFOE, the VIE and the VIE’s subsidiaries.
(4)	It represents the elimination of inter-company operating, investing and financing activities among Xunlei Limited, other subsidiaries, our WFOE, the VIE and the VIE’s subsidiaries.
(5)	For the years ended December 31, 2021, 2022 and 2023, the VIE incurred US$0.9 million, US$4.9 million and US$12.9 million in fees related to technical services provided by our WFOE and our WFOE concurrently recognized the same amounts as revenues, respectively. Unsettled balance of such transactions was US$4.0 million and US$17.5 million as of December 31, 2022 and 2023, respectively.

A.          [Reserved]

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

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	Our business model is currently undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance and our new business may not be successful;
●	The laws and regulations governing the operation of blockchain products and services in China are evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected;
●	We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers;
●	The intellectual property protection mechanism we have implemented may not always be effective or sufficient. Certain services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation;
●	We are subject to various risks in connection with our international operations;
●	If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected;
●	We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings;
●	We may not be able to prevent unauthorized use of our intellectual property or disclosure of our trade secrets and other proprietary information, which could reduce demand for our services and have material and adverse impacts on our business, financial condition and results of operations;
●	The revenue model for our live streaming business may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit;
●	Regulatory uncertainties exist with respect to our historical LinkToken operations, which may have an adverse effect on our business and results of operations;
●	We may fail to offer attractive content for our live streaming services or to attract and retain talented and popular broadcasters, which may materially adversely affect the operation of our live streaming services and its results of operations;
●	We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, if such content is deemed to violate laws or regulations in China and other jurisdictions, or for improper or fraudulent activities conducted on our platform, and authorities in China and other jurisdictions may impose legal sanctions on us and our reputation may be damaged; and

●	System failure, interruptions and downtime, including those caused by cyber-attacks or security breaches, can result in user dissatisfaction, adverse publicity or leakage of confidential information of our users and customers, and our business, financial condition, results of operations may be materially and adversely affected; and
●	Our business is subject to complex and evolving PRC and international laws and regulations regarding data privacy and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand or otherwise harm our business.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, without limitation, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;
●	We rely on contractual arrangements with the variable interest entity in China and its shareholders for our operations, which may not be as effective as ownership in providing operational control the variable interest entity and its subsidiaries; and
●	Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 43;
●	Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform” on page 43;
●	The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 45;
●	Uncertainties with respect to the PRC legal system could adversely affect us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 45;

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 55; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 55.

General Risks Related to The ADSs

In addition to the risks described above, we are subject to general risks related to the ADSs, including, without limitation, the following:

●	The market price of our ADSs may be volatile;
●	You may be subject to limitations on transfer of your ADSs;
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the common shares which are represented by your ADSs are voted; and
●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct our operations primarily in China and substantially all of our directors and officers reside outside the United States.

Risks Related to Our Business

Our business model is currently undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance and our new business may not be successful.

We launched our core product, Xunlei Accelerator, in 2004 and subscription services in 2009 to enable users to quickly access and consume digital media content. Coupled with our core product and services, we also provide a range of internet value-added services. Our cloud acceleration product offered by our subscription services has maintained nationwide popularity in the past few years. Our business model is currently undergoing significant innovation and continued transition. We have launched several new services and products in recent years, such as cloud computing products and products based on blockchain technology. The evolving business model and expansion into the new services involve new risks and challenges. For example, we have been investing in our blockchain business in the past few years but the profitability of such new initiatives has yet to be proven. A major product we have developed in blockchain area is ThunderChain, a blockchain infrastructure product. However, we have not been able to generate meaningful revenue from such product so far and may be unable to do so in the future. There are also substantial uncertainties with respect to our cloud computing business. For instance, revenues from one purchaser of our content delivery network (CDN) services contributed a large portion of our total revenues generated by the provision of CDN services. Moreover, the technologies supporting our cloud computing business and blockchain business are new and rapidly evolving. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may experience immediate decline in the growth of our businesses. In addition, the regulatory environment surrounding these businesses may also be evolving and any unfavorable developments may adversely affect our businesses.

Although we are continuously improving our existing products and services and rolling out new products and services to attract our subscribers, our efforts may not be successful. See also “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers” and “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

Due to the abovementioned factors, our historical growth rate may not be indicative of our future performance and our new business initiatives may not be successful. As a result, we cannot assure you that we will grow at the same rate as we did in the past, if at all.

The laws and regulations governing the operation of blockchain products and services in China are evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected.

We launched ThunderChain, a blockchain infrastructure platform, in 2018. Currently, our strategic focus in the blockchain sector is on the development of blockchain applications. In 2022, we launched a blockchain-based enterprise digital collection service platform to utilize ThunderChain to provide a number of services, including digital collection minting, showcasing and management. The digital collections minted via blockchain technology are permanently preserved in ThunderChain with unique serial numbers through the deployment of smart contract technology.

The blockchain industry in China is an emerging industry. The PRC government has yet to establish a comprehensive regulatory framework. The laws and regulations governing the operation of blockchain products and services in China are also rapidly developing and evolving. On January 10, 2019, the Cyberspace Administration of China issued the Provisions on the Administration of Blockchain Information Services, which came into effect on February 15, 2019. Pursuant to these provisions, a blockchain information service provider is required to file its particulars, including its name, service category, service form, application field and server address, with the blockchain information service filing management system managed by the Cyberspace Administration of China and go through filing procedures within ten business days after it starts to provide services. After completing the filing procedure, the blockchain information service provider should display the filing number in a conspicuous position on the service provider’s websites and applications through which it provides services. Our subsidiaries providing blockchain information services have completed these filing procedures with the regulatory authorities and obtained the filing numbers. In addition to the filing requirements, these provisions also impose an array of other requirements on the blockchain information service providers. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on blockchain information services” for more details.

Laws and regulations on digital assets in China, such as Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation, prohibit all fungible tokens trading activities, including, but not limited to, initial coin offerings, information intermediary and pricing services and derivative transactions. Additionally, the Proposals on Preventing NFT-related Financial Risks, which were jointly issued by the National Internet Finance Association of China, China Banking Association and the Securities Association of China in April 2022, contain an undertaking from these three associations not to financialize or securitize non-fungible tokens, or NFTs, and not to provide trading services or related financial services for NFTs in any form. As of the date of this annual report, there is no clear definition and scope of NFTs under these laws and regulations, which results in uncertainties on whether the digital collections provided on our platform will be deemed to be NFTs, whether the services we provide will be subject to laws and regulations relating to fungible token trading activities and, if so, how our services will be regulated. Consequently, we do not allow users to trade any digital collectibles on our platform to minimize the risks associated with trading digital collectibles on our platform. However, our users are able to re-gift their digital collectibles 180 days after obtaining ownership. Our practices may be inconsistent with new laws or regulations or the interpretation and application of existing laws or regulations, and thus we may need to adjust our business to comply with new laws, regulations and orders from competent governmental authorities, if any, from time to time, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. We cannot assure you that we would be able to satisfy the governmental authorities’ orders or requirements and fully comply with any new token-related rules or interpretations on a timely basis. We might be subject to additional regulatory risks, including adjustment or even termination of our current business practices, and our business and results of operations may be adversely affected.

Since blockchain technology and other related technologies are evolving rapidly, new laws, regulations and governmental policies may be adopted from time to time by PRC authorities to impose additional restrictions or require filings, licenses or permits for operating blockchain related business. If we fail to maintain any of the required filings, permits, approvals or licenses in a timely manner, or at all, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. In addition, we are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the blockchain industry will have on our business, financial condition and results of operations. To the extent that we are not able to fully comply with any new laws or regulations when they are promulgated, our business, financial condition and results of operations as well as the price of our ADSs may be materially and adversely affected.

We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers.

Our Xunlei Accelerator had approximately 48.6 million monthly unique visitors in December 2023 according to our internal records. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

We experienced fluctuations in the number of subscribers in the past partly due to the intensified scrutiny over internet content from the Chinese government, and may continue to experience fluctuations in the future. We have put in more efforts to monitor the content on our platform in response to government campaigns against inappropriate internet content and experienced a decline in the number of subscribers from 2014 to 2020. However, we managed to realize a growth in the number of subscribers since 2020 primarily as a result of our continuous product optimization and development. However, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

In the long term, even without taking into account the abovementioned restrictions, we cannot assure you that we would be able to retain our large user or subscriber base. For example, our efforts to provide greater incentives for our users to subscribe, including marketing activities to highlight the value of differentiated subscriber-only services, such as Green Channel, may not continue to succeed. Our subscribers may stop their subscriptions or other spending on our products or services because we no longer serve their needs or if we are unable to offer a satisfying user experience or successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, which would adversely impact our business, results of operations and prospects. In addition, the development of technologies may also render our acceleration technology obsolete. For example, the development of 5G technology significantly increased the speed of wireless mobile communications. Although it is generally expected that 5G technology would significantly change people’s life, when and how it will happen are yet to be fully demonstrated. The new technology will create new business opportunities, but it may also alter people’s online habits, which in turn may have a negative impact on our businesses such as our subscription and cloud computing business.

We believe that maintaining and enhancing our Xunlei brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers, subscribers and paying users. If we fail to sustain or improve the strength of our brand, we may subsequently experience difficulty in maintaining market share. We have developed our reputation and established a leading position by providing our users with superior acceleration services and cloud computing services. We will continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or our marketing or promotion practices, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users and advertisers. Historically, there was negative publicity about our company, our products and services and certain key members of our management team, which adversely affected our brand, public image and reputation. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected.

The intellectual property protection mechanism we have implemented may not always be effective or sufficient. Certain services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation.

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Internet, technology and media companies are frequently involved in litigations based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain content and games on our network, websites, products or services infringe their copyrights or the copyrights of third parties. These notices may contain threats to take legal actions against us or requests for cessation of distribution, marketing or displaying such content or games on our network, websites, products or services. As of the date of this annual report, we are involved in seven pending copyright lawsuits in China. Almost all of these claims alleged that content on our network, products or services constitute infringements of the plaintiffs’ copyrights. The total amount of damages claimed in these pending copyright lawsuits is approximately RMB30.0 million (US$4.3 million). See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” These pending lawsuits, claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, with or without merit, may lead to damage awards and/or court orders, diversion of our management’s attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects.

We provide subscribers with limited space to temporarily store content downloaded on our servers for optimal acceleration performance. Subscribers may also request our cloud servers to transmit a file on their behalf and download it to their local storage. We also provide users with cloud storage services through Xunlei Cloud Drive, which allows users to download and upload documents, images, audios, videos and other files to cloud servers at an accelerated speed. See “Item 4. Information on the Company—B. Business Overview—Our Platform.” In addition, certain of our services allow users to upload files and various media content after they create accounts with us, convert the files into links and share such links with designated persons. We do not provide users with any links to third parties, nor do we download or save any content from third parties for our users on our own initiative. Although we have made commercially reasonable efforts to request users to comply with applicable intellectual property laws, we cannot ensure that all of our users have the rights to use, transmit or share such content or if such content do not infringe third-party intellectual property rights. We have implemented internal procedures to meet the requirements under laws and regulations of the PRC and certain other jurisdictions to monitor and review content available on our platform, and remove content promptly once we receive notice of infringement from the legitimate right holder. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content accessible through our acceleration services and other value-added services, we cannot guarantee the effectiveness of our intellectual property protection mechanisms and measures. We may be liable for temporarily storing or transmitting content or creating links representing content on behalf of our subscribers if such content infringes third-party intellectual property rights, and any such potential legal liabilities could materially and adversely affect our business.

In addition, we cannot assure you that our technologies, business methods and services, including those relating to our resource discovery network, will be free from claims of patent infringements, and that patent holders would not seek to enforce such patents against us in China, the United States or any other jurisdictions. We are currently not involved in any patent infringement case in China, however, we were involved in a patent infringement case in the past and we cannot assure you that we will not be involved in similar cases in the future. In addition, our analysis may fail to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in China are still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, our ability to operate our business may be severely limited, and our results of operations could be materially and adversely affected.

The validity, enforceability and scope of protection of intellectual property in internet-related industries in different jurisdictions are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in resolving commercial disputes in China and overseas countries, we face a higher risk of intellectual property infringement claims. Pursuant to a judicial interpretation on infringement of the right of internet dissemination promulgated by the Supreme People’s Court of China in December 2012, which was revised in December 2020 and became effective on January 1, 2021, service providers are required to remove not only links or content specifically mentioned in the notices of infringement from rights holders, but also links or content they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. This interpretation may subject internet service providers, including us, to significant administrative burdens and litigation risks. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on intellectual property rights.” Interested parties may lobby for more robust intellectual property protection in jurisdictions in which we conduct business or may conduct business, and intellectual property laws in China and other such jurisdictions where we have business operations, such as the Middle East and Southeast Asia, may become less favorable to our business. Any of such changes could materially affect our users’ experience and in turn have a material adverse impact on our business.

We are subject to various risks in connection with our international operations.

We have been exploring opportunities in overseas markets. For example, in 2021, we launched Hiya, an audio live streaming platform targeting overseas markets. In 2023, Hiya realized a rapid growth and generated a revenue of US$27.9 million, accounting for 7.6% of our total revenues in 2023. Users of Hiya are mainly from countries in the Middle East, Southeast Asia, South Asia and North Africa. Operating business internationally may expose us to additional risks and uncertainties. As we have very limited experience in operating our business in overseas markets, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively or adapting our business models in overseas markets. Our international operations and expansion efforts have resulted in and may continue to result in increased costs and are subject to a variety of risks, including difficulties in obtaining licenses, approvals or other applicable government authorizations, content controls imposed by local authorities, uncertain enforcement of our intellectual property rights, potential claims for intellectual property infringements and the complexity of compliance with foreign laws and regulations. Compliance with applicable laws, regulations and rules related to our business in multiple jurisdictions, including those related to live streaming services, content, data privacy, virtual items, anticorruption, anti-money laundering and protection of minors, results in costs and potential risks in doing business in these jurisdictions, including the Middle East, Southeast Asia, South Asia and North Africa. In some cases, compliance with the laws and regulations in one jurisdiction may result in a violation of the laws and regulations of another jurisdiction. As we expand our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each jurisdiction and successfully adapt our business model to local market conditions.

Our overseas operations could also be materially and adversely affected by heightened tensions in international relations. In recent years, there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. Rising trade and political tensions could materially adversely affect Chinese companies’ overseas operations and our ability to provide services to users in those countries. Unfavorable government policies on international trade, such as capital controls or tariffs, could also adversely affect consumer demands, financial and economic conditions in the jurisdictions in which we operate. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general. Margins on sales of our products in foreign countries, and on sales of products that include components obtained from foreign suppliers, could be materially and adversely affected by international trade regulations, including duties, tariffs and antidumping penalties. We are also exposed to credit and collectability risk on our trade receivables in certain international markets. There can be no assurance that we can effectively limit our credit risk and avoid losses. In addition, political instability may also expose us to additional risks and uncertainties. If any of these economic or political risks materializes and we fail to anticipate and effectively manage them, we may suffer a material adverse effect on our business and results of operations.

If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry is rapidly evolving and subject to continual technological changes. As the internet infrastructure continues to develop, the internet may become more easily accessible through alternative technological innovations in the future, which may make our existing products and services less attractive to our users. In addition, user demand for internet content may also shift over time. Currently, internet users appear to have significant demand for multimedia acceleration, online games and online streaming services, and we expect such demand to continue. However, we cannot assure you that the behavior of internet users will not change in the future. For example, it is expected that the development of 5G technology may have impacts on mobile internet user’s behavior. If 5G technology reduces our users’ demand for internet acceleration, our membership subscription and cloud computing services will be negatively affected unless we are able to successfully develop alternative products or services to take advantage of new opportunities created by this new technology. If we fail to upgrade our services in response to changes in user demand in an effective and timely manner, the number of our users and advertisers may decrease.

Furthermore, changes in technologies and user demand may require substantial capital expenditures in product development and infrastructure. To further expand our user base and offer our users a wider range of access points, we are expanding our business to mobile devices in part through potentially pre-installed acceleration products in mobile phones. In addition, we are continually developing and upgrading products and services, including our cloud computing services, and seeking strategic cooperation with hardware manufacturers such as smartphone makers, all of which may require us to devote significant resources. However, if we are not able to perfect our new technologies or to achieve the intended results, if our innovations cannot respond to the needs of our users, or if our users are not attracted to our upgraded or new products and services, we may not be able to maintain or expand our user base, and our business, results of operations and prospects may be materially and adversely affected.

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

Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are important assets for us. Events that are outside of our control may pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in China and some other jurisdictions in which our services are distributed or made available through the internet. Also, the efforts we have made to protect our proprietary rights may not be sufficient or effective. For example, the legal regimes relating to the recognition and enforcement of intellectual property rights in China and South America are particularly limited. Therefore, legal proceedings to enforce our intellectual property in these jurisdictions may progress slowly, during which time infringement may continue largely unimpeded. Countries that have relatively inefficient intellectual property protection and enforcement regimes represent a significant portion of the demand for our products. These factors may make it more challenging for us to enforce our intellectual property rights against infringement. The infringement of our intellectual property rights, particularly in these jurisdictions, may materially harm our business and competitiveness in these markets and elsewhere by reducing our sales, adversely affecting our results of operations and diluting our brand or reputation. Any significant impairment of our intellectual property rights could harm our business or our competitiveness. Also, protecting our intellectual property rights is costly and time-consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to conduct our business and harm our results of operations.

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

The revenue model for our live streaming business may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We provide live streaming services to users in China and overseas mainly through Xunlei Live, Xunlei mobile app and Hiya mobile app. Live streaming services, in particular, audio live streaming services, have contributed a significant portion of our total revenues in recent years. In 2023, revenue from live streaming services contributed approximately 28.7% of our total revenues. The live streaming industry is highly competitive and there are several well-established and successful players in this market. We may not be able to compete effectively with our competitors and realize intended growth of our live streaming business. We are not sure whether our services will be accepted by the market and generate projected revenues. The user demand may also change, decrease substantially or dissipate, and we may fail to anticipate and serve user demands effectively and timely. We factor in industry standards and expected user demand in determining how to optimize virtual item merchandizing effectively. However, if we fail to properly manage the supply and timing of our virtual items and their appropriate prices, our users may be less likely to purchase these virtual items from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement the virtual items-based revenue model for our live streaming business, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business may be difficult to evaluate.

Hiya is available in various overseas markets and each country or region has different regulations and judicial systems. We cannot assure you that we will be able to carry out business operations in different jurisdictions in a fully compliant manner. If the regulatory authorities in these countries or regions believe that our products or services violate the laws and regulations of the country or region, they have the right to take legal measures such as ordering us to cease business operations and imposing administrative penalties, which could materially and adversely affect our live streaming business in overseas markets. In addition, the legal systems of different countries and regions such as the Middle East and Southeast Asia may not be as developed as in certain other jurisdictions, such as the United States. Once disputes or lawsuits arise in connection with our business in these countries and regions, it may be difficult for us to obtain effective remedies, which may adversely affect our business operations, results of operations and financial condition.

Regulatory uncertainties exist with respect to our historical LinkToken operations, which may have an adverse effect on our business and results of operations.

LinkToken, which we developed in 2017 and disposed of in 2019, is essentially a type of digital ticket and the underlying technology is blockchain technology. Users of OneThing Cloud could be rewarded with LinkTokens by voluntarily participating in the OneThing Cloud reward program to share idle uplink bandwidth capacities and external storage to us and rewarded LinkTokens could be used to redeem a variety of products and services offered in the LinkToken Mall. We completed the disposal of the LinkToken operations and the related assets and liabilities to an independent third party in April 2019. Upon such disposal, the independent third party obtained the exclusive right to carry out LinkToken operations inside and outside mainland China. In April 2020, the independent third party terminated the OneThing Cloud reward program and as a result, users could no longer be rewarded with LinkTokens. Meanwhile, we launched our own reward program, which allows users to share idle uplink bandwidth capacities and external storage with us in exchange for a small amount of cash rewards.

Although we no longer operate the OneThing Cloud reward program after our disposal of LinkToken in April 2019, we periodically receive user complaints regarding LinkToken, including the termination of the OneThing Cloud reward program. In addition, new laws, regulations and governmental policies regarding virtual currencies may still be interpreted or even retroactively enforced against us regarding our previous dealings with LinkToken. On September 4, 2017, several PRC government authorities jointly promulgated the Announcement on Prevention of Token Fundraising Risks to strengthen the administration of initial coin offerings activities. Pursuant to this announcement, token fundraising activity is illegal if not approved by the government authorities and a token trading platform shall not engage in (i) the exchange between any statutory currency with tokens and “virtual currencies,” (ii) the trading, either as a central counterparty or not, of tokens or “virtual currencies,” and (iii) token or “virtual currency” pricing, information intermediary services or other services for tokens or “virtual currencies.”

In response to complaints from users on, among others, alleged involvement of our company in token fundraising activities, the Shenzhen Financial Office conducted an onsite inspection in July 2022 in relation to our previous LinkToken operations. In response, we promptly submitted all materials as requested by the Shenzhen Financial Office. As of the date of this annual report, we have not received any further feedback from the Shenzhen Financial Office and no financial regulators have imposed any administrative penalties against us relating to our previous operations of LinkTokens on the basis that we previously engaged in token fundraising activities. However, we cannot assure you that going forward, PRC authorities will have the same view with us and not impose retroactive regulatory restrictions or penalties on us for our prior dealings with LinkToken. Were that to happen, we might be subject to additional regulatory risks, and our business and results of operations may be adversely affected.

We may fail to offer attractive content for our live streaming services or to attract and retain talented and popular broadcasters, which may materially adversely affect the operation of our live streaming services and its results of operations.

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

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, if such content is deemed to violate laws or regulations in China and other jurisdictions, or for improper or fraudulent activities conducted on our platform, and authorities in China and other jurisdictions may impose legal sanctions on us and our reputation may be damaged.

Our live streaming services enable users to interact and chat with broadcasters and other users and engage in various other online activities. For our live streaming services in China market, although we require our broadcasters to register their real name, we are unable to independently verify the accuracy and authenticity of the identity information provided by them. For the registration of broadcasters, we rely on third-party organizations to verify their identities through mobile phone numbers or ID card number, which may not always be reliable. In addition, we have put in place measures to monitor content on our platform generated by our users, but it is impossible for us to detect every piece of inappropriate or illegal content on our platform due to the immense quantity of user-generated content on our platform. For our live streaming services provided in overseas markets, we do not require our broadcasters to register their real names. Therefore, broadcasters and/or users may engage in illegal, obscene or incendiary conversations or activities, including publishing inappropriate or illegal content that may be deemed unlawful under laws and regulations of the PRC or other jurisdictions on our platform or in the chatrooms created through our apps. For example, we received a notice from the Cyberspace Administration of China in 2020, pointing out that certain inappropriate information was discovered on our platform. Furthermore, we received two other notices from the Cyberspace Administration of China in 2022, stating that certain sensitive information had been found on our platform. In response, we promptly intercepted the users who attempted to download such information, fixed the issue and managed to avoid the risk of being removed from app stores by regulatory authorities. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may also be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the materials that are provided, uploaded, shared, published or otherwise accessed by users or us through our platform. Defending any such actions could be costly and involve significant amounts of time and attention of our management and other resources. In addition, government authorities of the PRC or other jurisdictions may impose sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform if they find that we have not adequately managed the content on our platform. Any such claims or sanctions against us could materially and adversely affect our business and our brand.

System failure, interruptions and downtime, including those caused by cyber-attacks or security breaches, can result in user dissatisfaction, adverse publicity or leakage of confidential information of our users and customers, and our business, financial condition, results of operations may be materially and adversely affected.

Our operations rely on our networks and servers, which can suffer system failures, interruptions and downtime. Despite the implementation of our security measures, our network systems are vulnerable to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunication failures, computer hacking, security breach and similar events, which may result in interruptions to the services we provide, degrade of user experience, disclosure of our data or user data, such as personal information, names, accounts, user IDs and passwords, and payment or transaction related information, or cause users to lose confidence in our products and services. Our efforts to protect our data and user data may also be unsuccessful due to software bugs or other technical malfunctions, employee error or malfeasance, government surveillance, or other factors.

The satisfactory performance, stability, security and availability of our websites and our network infrastructure are critical to our reputation and our ability to attract and retain users and business partners. Our network and servers contain information regarding file index, advertising records, premium licensed digital media content and various other facets of the business to assist management and help ensure effective communication among various departments and offices of our company. Any failure to maintain the satisfactory performance, stability, security and availability of our network, website, servers or technology platform, whether such failure results from intentional cyber-attacks by hackers, from issues with our own technology and team or from other factors beyond our control, may cause significant harm to our reputation and impact our ability to attract and maintain users and business partners. We have implemented various measures to prevent such incidents from happening and put in place internal reporting procedures in dealing with such incidents. However, such preventive measures may not function in a way as we expect due to the evolution and sophistication of cyber-attacks, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others, software bugs or other technical malfunctions, or other evolving threats.

Due to server interruptions, power shutdowns, internet connection issues or other reasons, our users in certain locations may not be able to gain access to our network or our websites for a period of time lasting from several minutes to several hours from time to time. For example, in 2020, one of our products experienced a system failure due to an extremely high usage rate, which lasted for around three hours and affected a large portion of our users. Although we have fixed the server promptly, we cannot assure you that such instances will not occur in the future. Any server interruptions, break-downs or system failures, including failures attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our network or website, could reduce the attractiveness of our service offerings. In addition, any substantial increase in the volume of traffic on our network or website will require us to increase our investment in bandwidth, expand and further upgrade our technology platform. We do not maintain insurance policies covering losses relating to our network systems due to very limited available insurance products in the insurance market in China. As a result, any system failure, interruptions or network downtime for an extended period may have a material adverse impact on our revenues and results of operations.

We rely on information technology systems to process, transmit and cache or store electronic information in our day-to-day operations, including customer, employee and company data. The secure processing, maintenance and transmission of such information are critical to our operations and the regulatory environment surrounding the security, storage, use, processing, disclosure and privacy of information is demanding, evidenced by frequent imposition of new and changing requirements. We also store certain information with third parties. Our information systems and those of our third-party vendors are vulnerable to computer viruses or other malicious codes, unauthorized access attempts, cyber- or phishing-attacks, an increasing threat of continually evolving cybersecurity risks and external hazards, as well as improper or inadvertent staff behavior, all of which could expose confidential data systems and information to security breaches. Any such breach could compromise our networks, and the information stored therein could be accessed, publicly disclosed, lost or stolen. Such attacks could result in our intellectual property and other confidential information being lost or stolen, disruption of our operations and other negative consequences, such as increased costs for security measures or remediation costs. Any actual or perceived access, disclosure or other loss of information or any significant breakdown, intrusion, interruption, cyber-attack or corruption of customer, employee or company data or our failure to comply with federal, state, local and foreign privacy laws or contractual obligations with customers, vendors, payment processors and other third parties, could result in legal claims or proceedings, liability under laws or contracts that protect the privacy of personal information, regulatory penalties, disruption of our operations, and damage to our reputation, all of which could materially adversely affect our business, revenue and competitive position. For example, in 2020, a few individual users took advantage of a technical flaw of our products to make fraudulent purchases and managed to cash out. We have promptly identified and patched the technical flaw. While we will continue to implement additional protective measures to reduce the risk of and detect cyber-incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. Our protective measures may not protect us against attacks and such attacks could have a significant impact on our business and reputation.

Our business is subject to complex and evolving PRC and international laws and regulations regarding data privacy and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand or otherwise harm our business.

There has been a trend tightening the regulation of privacy and user data protection globally. We may become subject to new laws and regulations applicable to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. The PRC Civil Code, the PRC Cyber Security Law, the PRC Data Security Law and the PRC Personal Information Protection Law protect individual privacy and personal data security by requiring internet service providers to collect data in compliance with the laws and regulations and obtain the prior consents from internet users prior to the collection, use or disclosure of internet users’ personal data. In November 2019, the Ministry of Industry and Information Technology issued the Notice on Carrying Out the Special Rectification of App Infringement on Users’ Rights and Interests, according to which a number of mobile apps were removed from application stores as these apps infringed users’ rights and interests and rectifications cannot be completed within a specified period of time. In particular, the PRC Cyber Security Law, which took effect on June 1, 2017, requires network operators to strictly treat users’ personal information confidential and to establish and improve user information protection mechanism. In addition, the PRC Data Security Law, which took effect on September 1, 2021, establishes a classified and tiered system for data protection based on the level of importance of the data in terms of economic and social development, as well as the level of danger of the data for national security, public interests, or the legal interests of individuals and organizations in the event of data manipulation, destruction, leakage, illegal acquisition or illegal usage. The PRC Personal Information Protection Law, which took effect on November 1, 2021, requires that collection of personal information shall be limited to the minimum scope necessary for the processing purpose in order to avoid the excessive collection of personal information. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on internet privacy” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on information security and censorship.” Moreover, numerous regulations, guidelines and measures have been or are expected to be adopted under the umbrella of, or in addition to, these laws. For example, the National Information Security Standardization Technical Committee issued the latest Standard of Information Security Technology—Personal Information Security Specification, which came into effect in October 2020. Under such standard, personal data controllers refer to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal information controller should follow the principles of legality, justification and necessity in handling personal information and should obtain a consent from a personal information provider and provide it with an independent choice when the product or service offered by it has multiple functions. In addition, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Administrative Provisions on Algorithm Recommendations of Internet Information Services on December 31, 2021, effective from March 1, 2022, which requires algorithm recommendation service providers to establish and improve their management systems and technical measures for, among others, data security and personal information protection. In addition, the algorithm recommendation service provider capable of social mobilization or influencing public opinion shall complete the filing with the internet information service algorithm filing system.

To comply with the laws and regulations, we have established information security systems to protect users’ privacy, adopted a risk detection mechanism for data security defects and vulnerabilities, and set up an emergency response mechanism for data security incidents. We also periodically review our privacy policies and amend as needed based on the development and changes of the personal information we collect and process to ensure that we comply with relevant requirements such as obtaining users’ prior consent before the collection and processing of their personal information. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply with laws and regulations may result in proceedings or actions against us by government entities or others, which could damage our reputation. For example, in September 2021, one of our mobile applications received a notice from a regulatory authority for failing to explicitly inform users in our privacy policy that their device information would be provided to third parties’ software development kits. In response, we have modified the privacy policies of the product to the regulator’s satisfaction. However, we cannot guarantee you that regulatory authorities will not find our privacy policies insufficient again in the future, and we may be ordered to modify our privacy policies and make rectifications to meet the requirements of relevant laws or regulations. If we fail to make modifications or rectifications to the satisfaction of regulatory authorities, we may subject to administrative penalties or even removals of our mobile applications.

These laws and regulations are relatively new and substantial uncertainties exist with respect to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any implementation of such laws and regulations could significantly increase our costs in providing our products and services, limit their use or adoption or require certain changes to our operations. We may need to adjust our business practice to comply with these cyber security and data security requirements from time to time. We have taken measures to comply with existing laws and regulations, such as submitting the filing application pursuant to the Administrative Provisions on Algorithm Recommendations of Internet Information Services, which is in the process of review by the competent authority. However, we cannot assure you that we will be compliant with these new laws and regulations in all respects in a timely manner. We may be ordered to rectify and terminate any actions that are deemed to be illegal by the regulatory authorities and become subject to fines and other regulatory sanctions, which may materially and adversely affect our business, financial condition, and results of operations. For example, in July 2021, the Ministry of Industry and Information Technology issued a list of the applications that infringe users’ interests and rights. Shenzhen Xunlei was identified as having misled users to click to enter other information pages or third-party application download pages without clear notification on the homepage. We promptly took actions in response to the identified issue and completed the required rectification. In October 2021, we received two notices from the Guangdong Communication Administration, which found that our system had sensitive information leakage risk. We promptly fixed the vulnerabilities as required. In December 2021, the Guangdong Communication Administration conducted an onsite inspection of Shenzhen Xunlei. Shenzhen Xunlei took actions in response to the issues identified by the authority during the inspection and completed the rectification as required.

As we expand our business overseas, we are subject to laws and regulations and other policies in different jurisdictions related to the collection, use, retention, security, transfer or other processing of identifiable personal information. We may need to comply with increasingly complex and stringent regulations protecting business and personal data in the United States, Europe and other jurisdictions. These legal requirements are constantly evolving and impose different obligations in different jurisdictions. For example, the European Union adopted the General Data Protection Regulation, which became effective on May 25, 2018. It imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Privacy laws continued to come into effect around the world in 2020, with one of the most significant being the California Consumer Privacy Act, which became effective on January 1, 2020. Compliance with existing, proposed and newly enacted laws, including implementation of the privacy and process enhancements called for under the General Data Protection Regulation, the California Consumer Privacy Act and regulations from other legislations can be costly as these laws may be interpreted and applied in ways that are inconsistent with our business practices. Compliance with emerging and evolving requirements in multiple jurisdictions may result in us changing our business practices, which could adversely affect our business and results of operations. We cannot assure you that we will be able to comply with the requirements of laws and regulations in different jurisdictions and other laws and regulations in a timely manner or in full. Any inability, or perceived inability, to adequately address privacy laws and regulations laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in various administrative penalties, including fines, suspension of business operations in local jurisdictions and reputational damage.

Our results of operations could be materially and adversely affected if our cooperation with Itui regarding online advertising is unsuccessful. We may also be subject to penalties from government authorities due to certain actions or inactions of Itui in connection with online advertising, which is beyond our control.

In May 2020, we entered into an advertising revenue sharing agreement with a subsidiary of Itui International Inc., our largest shareholder, and we renewed such agreement on a yearly basis. Under such agreement, Itui provides us with online traffic monetization services, including operation and placement of advertisements, research and technology support with respect to advertising systems, business algorithm platform as well as content recommendation and other optimization services. By outsourcing our advertising business to Itui, we intend to take advantage of Itui’s advanced precision targeting algorithm to achieve better placement of advertisement. However, we cannot assure you that we can further improve the results of operations of online advertising through such cooperation in the future. In our cooperation with Itui, we require Itui to comply with all laws and regulations regarding advertising. However, we have no control over Itui and we cannot assure you that Itui will be able to operate the advertising business and its advertising platform legally and successfully. We may still be liable for certain circumstances in connection with Itui that are beyond our control, and our business may also be negatively affected. In addition, if we are unable to maintain our cooperation with Itui for whatever reasons and we are unable to find a suitable replacement in a timely manner, or at all, our advertising revenue may experience significant decline. As a result, our business and financial condition may be negatively affected.

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

We are subject to the standard policies and terms of service of third-party platforms, which govern the distribution of our mobile application on such platforms. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other users, and those changes and interpretation may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how we are able to advertise or distribute on the platform, or change how personal information of its users is made available to application developers on the platform. Such changes may decrease the visibility or availability of our applications, limit our distribution capabilities, prevent access to our applications, reduce the amount of downloads and revenue we may recognize from the applications, increase our costs to operate on these platforms or result in the exclusion or limitation of our application on such platforms. Any such changes could adversely affect our business, financial condition or results of operations.

If we violate, or a platform provider believes we have violated its terms of service (or if there is any change or deterioration in our relationship with these platform providers), or if it establishes more favorable relationships with one or more of our competitors or it determines that we are a competitor, that platform provider could limit or discontinue our access to the platform. Any limit of, or discontinuation to, our access to any platform could adversely affect our business, financial condition or results of operations. Our mobile applications had previously been removed from Apple’s iOS App Store as a result of alleged violations of the developer license agreement between Apple and us. Although we successfully re-launched our mobile applications on App Store, we cannot assure you such removal will not happen again in the future. Furthermore, other app stores also have the right to update their store policies. If we are deemed to violate their policies, our mobile applications are removed from App Store again or other app stores at the same time, which may significantly harm our mobile strategy, materially and adversely affect our business operations, results of operations and financial condition.

Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations in China may have a material and adverse impact on our businesses, financial condition and results of operations.

Our business is subject to government supervision and regulations by various PRC government authorities, including the State Council, the Ministry of Industry and Information Technology, the National Radio and Television Administration, the National Press and Publication Administration and the Ministry of Culture and Tourism. Together these government authorities promulgate and enforce regulations that cover many aspects with respect to the operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment. For instance, the Ministry of Industry and Information Technology issued the Notice on the Filing of Mobile Internet Applications on July 21, 2023, which requires operators of internet application programs in China to complete the record filing for their internet application programs by the end of March 2024. We have fulfilled such filing obligations as required. However, we cannot guarantee that we will be able to complete the filing for any new application programs in the future, if any, in a timely manner, or at all.

Shenzhen Wangwenhua started to operate the live streaming business through Xunlei Live website and mobile app in 2015. As advised by our PRC legal counsel, a license for online transmission of audio-visual programs is required for providing video content display services and operating a live streaming business. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on online transmission of audio-visual programs.” In June 2018, Shenzhen Wangwenhua acquired 80% of the equity interest of Henan Tourism Information Co., Ltd., a registered owner of the license for online transmission of audio-visual programs, from an independent third party. Such license expired on February 28, 2024 and we are in the process of renewing such license. However, neither Shenzhen Wangwenhua nor Shenzhen Xunlei, the entity that operates both license-required businesses, is a registered owner of the license for online transmission of audio-visual programs. As a result, PRC government authorities may find that we are operating license-required businesses without a proper license, and thus may issue warnings, order us to rectify our operations and impose fines on us. In the case of serious violations as determined by government authorities at their discretion, they may ban such operations, seize our equipment in connection with such operations and impose a penalty of one to two times of the amount of the total investment in such operations.

The cloud computing services we provide to internet users may be deemed to have included the CDN services. Pursuant to the Notice of Ministry of Industry and Information Technology on Cleaning up and Standardizing the Internet Network Access Service Market, we shall update our existing Value-added Telecommunication Services License to specifically cover the CDN services. Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, a subsidiary of Shenzhen Xunlei, and Shenzhen Qianhai Onething Network Technologies Co., Ltd., a subsidiary of Shenzhen Onething, have obtained the Value-added Telecommunication Services Licenses that cover the CDN services.

Our business model for CDN services, namely, a shared computing model and network, is relatively new and there are no laws or regulations on this specific model so far. It is possible that the PRC authority may in the future decide that we are operating certain businesses without proper licenses or approvals. Were that to happen, we would be warned, fined, ordered to rectify our violations or be imposed restrictions or even suspension on our business. In addition to the above, if the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business, it has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

Furthermore, we operate our cloud computing business that integrates the idea of shared economy model and are subject to risks related to this business model. We cannot assure you that our cooperation with all third parties for our cloud computing business complies with all laws and regulations. For example, we cannot assure you that our third-party service providers have obtained or applied for all permits and licenses required for providing services to us. We cooperate with various third-party service providers to provide Internet Data Center (IDC) and Internet Service Provider (ISP) services for our CDN services. As PRC laws and regulations require IDC and ISP service providers to obtain the corresponding IDC licenses and ISP licenses, we require our third-party service providers to obtain such licenses. However, we cannot assure you that these third-party services providers maintain or are able to obtain all the required licenses in a timely manner, or at all. If our third-party service providers fail to obtain or maintain approvals, licenses or permits required for operating such businesses, our third-party service providers could be subject to liabilities, penalties and operational disruptions. Even if these service providers are able to maintain proper licenses, it is possible that the services and bandwidth resources they provide may not meet our requirements.

We may not be able to generate sufficient cash from operations or to obtain sufficient capital to meet the additional capital requirements of our changing business.

In order to implement our development strategies, we will make continual capital investments to devote more research and development efforts into investigating user needs, develop new mobile products and update existing ones, continue enhancing the technologies involved in our cloud computing business and provide more frequent updates to our existing products. Thus, we will continue to incur substantial capital expenditures on an ongoing basis, and it may become difficult for us to meet such capital requirements.

We have financed our operations and the building of Xunlei Tower, our new headquarters, primarily by using our existing internal cash reserves and borrowing bank loans. If we fail to retain a sufficient number of users and continue to convert such users into paying users or subscribers, we may not be able to generate sufficient revenues to cover our business development strategies, and our business may be materially and adversely affected. Further, since the construction of Xunlei Tower was completed, we currently operate the building ourselves, which may subject us to additional real estate related financial and operating risks.

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

The operation of our extensive resource delivery network and cloud computing business as well as our exploration and implementation of our new business strategies require significant upfront capital expenditures as well as continual, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, and in equipment to increase our network capacity. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we continue devoting resources in developing our overseas business and updating our mobile products. Most of our capital expenditures, such as expenditures on servers and other equipment, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees upfront. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we overestimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

In addition, bandwidth and other costs are subject to change and are determined by market supply and demand. For example, the revenue sharing cost for broadcasting may change from time to time due to intense market competition, leading to an increase in our costs. In addition, if bandwidth and other providers cease their business with us or raise the prices of their products and services, we will incur additional costs to find alternative service providers or to accept the increased costs in order to provide our services. If we cannot maintain a cost-effective operation, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our users, our results of operations may be adversely affected and we may fail to achieve profitability.

If we are unable to collect accounts receivable in a timely manner or at all, our financial condition, results of operations and prospects may be materially and adversely affected.

We generated a large portion of our revenue from the sales of CDN in 2023, and had a considerable portion of accounts receivable arising from such sales as of December 31, 2023. In addition, we have outsourced our advertising operations to Itui since 2020. As a result, we generated a considerable portion of revenues from the advertising revenue sharing agreement we entered into with Itui, which resulted in a large account receivable as well. Thus, the financial soundness of our customers purchasing CDN from us, Itui, advertising agencies or advertisers may affect our collection of accounts receivable. In general, a credit assessment of our CDN purchasers will be made to evaluate the collectability of the service fees before entering into any business contracts, and we require Itui to do the same with advertising agencies or advertisers. However, we cannot assure you that we or Itui will always be able to accurately assess the creditworthiness of each CDN purchaser, advertising agency or advertiser, as applicable. Any inability of Itui, advertisers, advertising agencies or CDN purchasers, especially those that accounted for a significant percentage of our accounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that Itui has business relationships with demand higher rebates for their agency services, or if we are unable to collect account receivable from Itui pursuant to our revenue sharing agreement in a timely manner, our results of operations will be materially and adversely affected.

We may not be able to successfully address the challenges and risks we face in the online games market, such as failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from government authorities, including the discontinuance of our online game business.

We have cooperated with third parties to operate certain web games since 2019. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Online game services.” Operating online games in China requires several permits and approvals. For example, the Administrative Provisions on Online Publishing Services provides that ICP service operators must obtain the Internet Publishing Services License prior to provision of any online game publishing services. The Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games issued jointly by the General Administration of Press and Publication, Radio, Film, and Television, or GAPPRFT, and other administrations confirmed that the entities operating internet games must obtain the Internet Publication Services License. In addition, on December 22, 2023, the National Press and Publication Administration released the draft Online Game Administrative Measures, which requires both online game publishers and operating entities to obtain Internet Publishing Services License. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on online games” for more details. Therefore, as advised by our PRC legal counsel, a Value-added Telecommunication Services License is required for operating online games and an Internet Publishing Services License is required for operating internet publishing services. Each of Shenzhen Xunlei, Shenzhen Wangwenhua and Xunlei Games has obtained the Value-added Telecommunication Services License for operating our online game business. Shenzhen Xunlei, which holds 100% of the equity interest in Shenzhen Wangwenhua and 70% of the equity interest in Xunlei Games, had previously obtained an Internet Publishing Services License for the publication of internet games, which expired on September 17, 2022. We are in the process of renewing such license and re-submitted the required documents to the competent authorities for review in October 2023, however, we cannot assure you that such renewal will be successful. In addition, neither Shenzhen Wangwenhua (including its subsidiary that operates online games) nor Xunlei Games has obtained the Internet Publishing Services License. Given the uncertainties involved in the interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that government authorities would not require Shenzhen Wangwenhua, its subsidiary that operates online games and Xunlei Games to obtain the Internet Publishing Services Licenses as well. As a result, PRC government authorities may find that these entities are operating online game services without proper license and thus may penalize us accordingly. If that were to happen, we would be subject to orders to shut down the website or delete all online publications, confiscation of illegal income and major equipment or fines. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. In addition, an approval number (ISBN number) from the National Press and Publication Administration shall be obtained for an online game before it is launched online. In our cooperation with online game providers, we require ISBN numbers be obtained for the online games within the scope of our cooperation. However, as we are not the developers or publishers of those online games, we cannot assure you that the ISBN numbers of those online games are obtained in strict compliance with legal requirements and procedures without any defects, or any required amendment filings are made in compliance with legal requirements. If the ISBN numbers are obtained not in compliance with laws and regulations, or amendment filings are not made timely, government authorities may impose fines on us, confiscate our income generated from operating such online games and require us to delete all online publications or discontinue our online game business.

In addition, PRC laws and regulations require that online game content shall not advocate cult, superstition, obscenity, pornography, gambling or violence, or abet commission of crime. As we are not the developers of the online games we operate, we cannot assure you that the content of the online games we operate is fully in compliance with such requirement. Failure to comply with PRC laws and regulations may subject us to liability, administrative actions or penalties imposed by PRC authorities. The imposition of any of these penalties may result in a material and adverse effect on our ability to operate our online game business and our results of operations. As of the date of this annual report, we were not involved in any lawsuits relating to the online games we operate. However, as we do not have control over the content of the online games we operate, we cannot assure you that we will not be subject to any intellectual property infringement claims or misappropriation claims. Defending those claims, with or without merits, could be costly and time-consuming, and diverge our management’s attention. If we or our third-party online game providers lose the cases, we may be required to pay a large amount of damages or immediately discontinue the operation of relevant online games. If we are unable to find alternative solutions on commercially reasonable terms on a timely basis, our online game business, reputation and results of operations may be materially and adversely affected.

In October 2019, General Administration of Press and Publication issued the Notice by the General Administration of Press and Publication of Preventing Minors from Indulging in Online Games, which imposes an array of restrictive measures to prevent underage users to indulge in online games. For example, this notice requires game operators to implement a real-name registration system for players of online games and take effective measures to restrict underage players from using paid services. Furthermore, on August 30, 2021, the National Press and Publication Administration issued the Notice on Further Strict Management to Prevent Minors from Indulging in Online Games, which requires all online game operators to provide services to minors only on any Friday, Saturday, Sunday and statutory holidays for one hour from 8:00 p.m. to 9:00 p.m., and not to provide online games in any form to users who have not registered or logged in with their real names. We have implemented a real-name registration system for our online games. Game operators or developers of the online games on our platform are able to access our real-name registration system and implement their anti-indulgence measures based on the identity information in our system. In addition to the real-name registration system in place, we have adjusted the systems in the games we operate to comply with this notice. In February 2021, Shenzhen Press and Publication Bureau issued the Notice on Interface Docking of Anti-indulgence and Real Name Registration System to Prevent Minors from Indulging in Online Games, which requires all online game enterprises in Guangdong Province to file an application before April 30, 2021, and all such games to connect with the National Anti-Indulgence and Real-Name Registration System established by Publication Bureau of the Publicity Department of the Communist Party of China Central Committee before June 1, 2021. We completed the requisite filing and connected our online games to the National Anti-Indulgence and Real Name Registration System in June 2021. In addition, on December 22, 2023, the National Press and Publication Administration released the draft Online Game Administrative Measures, which requires both online game publishers and operating entities to obtain Internet Publishing Services License and curb excessive spending through setting spending limits and prohibitions on rewards to entice frequent gameplay. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on online games” for more details. The National Press and Publication Administration solicited public comments on this draft by January 22, 2024, but there is no timetable as to when it will be enacted. If it is enacted as is, it is uncertain whether we can or how long it will take us to obtain license or approval or meet relevant requirements, and any such approval or filing could be rescinded or rejected. However, if any third-party online game operators, developers or we fail to comply with the above requirements, we may have joint or several liabilities and thus be subject to administrative penalties. Penalties may include fines, taking corrective actions during specified periods, shutting down of our online games operations and license revocation. If any of the above were to happen, our online game business and results of operations would be negatively affected.

We operate in a competitive market and may not be able to compete effectively.

We face significant competition in different areas of our business. Some of our existing or potential competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities and making acquisitions. For example, in the cloud computing sector, we face existing intensive competition from leading Chinese internet companies such as Alibaba and Tencent. They generally have a stronger competitive position and have more resources and technological capability to compete in this sector. We cannot guarantee you that we will certainly be able to compete effectively with them and continuously increase our market share or maintain our existing market share. In the cloud acceleration sector, although we currently have a niche market in China for cloud acceleration products and services, we cannot guarantee that we will be able to maintain our established position in the future. We may face competition from leading Chinese internet companies if they start to allocate resources and focus on the development in this business sector or from startups who may develop similar or alternative products. With more entrants into the cloud acceleration business, aggressive price cutting by competitors may result in a loss of our existing subscribers. We may have to take actions to retain our user base and attract more subscribers at significant cost, including upgrading and developing existing and new products and services in order to meet users’ changing demand, but we cannot assure you that such efforts will succeed, especially given the tightening control over internet content by the Chinese government. See “—If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected” and “—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.” If we are unable to effectively compete in any aspect of our business, our business, financial condition and results of operations may be materially and adversely effected.

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

Advertisements displayed on our platform may subject us to penalties and other administrative actions

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In April 2015, the Standing Committee of the National People’s Congress enacted the PRC Advertisement Law, which took effect on September 1, 2015 and was last amended on April 29, 2021, to further strengthen the supervision and management of advertisement services. Pursuant to the PRC Advertisement Law, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the PRC Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisements, including those for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives and agriculture. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on advertising business” for details. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the advertisements and verify that the content of the advertisements complies with PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to eliminate the effect of illegal advertisement and cessation of publishing the advertisement. In circumstances involving serious violations, the State Administration for Market Regulation or its local branches may revoke violators’ licenses or permits for their advertising business operations.

We have taken several measures to fulfill these monitoring functions specified by the PRC laws and regulations set forth above. We have outsourced our advertising business to Itui since 2020 and required Itui to set up an effective review mechanism for each advertisement it placed on our websites and platform so as to ensure the content is in full compliance with legal requirements. However, we cannot assure you that all the content contained in such advertisements are true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. If we are found to be in violation of PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition and results of operations.

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

The channels for the payment of our services and products typically comprise third-party online system, landline and mobile phone payment. A significant portion of the payments have been made through our online payment system since 2014. Although we have been able to control our payment handling charges by encouraging our subscribers to use the third-party online payment system which charges relatively lower levels of handling fees compared with other payment channels, we cannot assure you that these third-party payment service providers will not increase fee levels charged to us or we are able to continuously maintain our cooperative relationship with them in commercially acceptable terms. Also, the subscribers may change their habits to make payments through mobile phones or other third-party online payment channels with higher costs. If that were to happen in the future, or if we fail to minimize the associated payment handling charges, our results of operations may be adversely affected due to any suspension of these payment channels and we may not be able to find any suitable alternatives in a timely manner, or at all.

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

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. In June 2020, we terminated our 2010 share incentive plan, 2013 share incentive plan and 2014 share incentive plan and adopted a 2020 share incentive plan, as amended, or the 2020 Plan. Upon the termination of our then-existing share incentive plans, the awards that are granted and outstanding under those share incentive plans and the evidencing original award agreements shall remain effective and binding under the 2020 Plan, subject to any amendment and modification to the original award agreements that we shall determine. Under the 2020 Plan, we were authorized to issue a maximum number of 31,000,000 common shares of our company upon exercise of the options or other types of awards. On March 13, 2023, our board of directors amended and restated the 2020 Plan, which has reserved an additional 15,561,200 shares. After the award pool expansion, the maximum aggregate number of shares available for grant of awards was increased to 46,561,200 under the 2020 Plan. As of March 31, 2024, 16,198,595 restricted share units had been granted and outstanding under the 2020 Plan. As of March 31, 2024, our unrecognized share-based compensation expenses relating to the awards outstanding under the 2020 Plan amounted to US$4.5 million. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for details.

We will issue the equivalent number of common shares upon the vesting and exercise of these options, restricted shares and restricted share units. The amount of these expenses is based on the fair value of the share-based compensation awards we granted. The expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of incentive awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted shares and other share awards to employees in the future. As a result, our expenses associated with share-based compensation may continue to increase, which may have an adverse effect on our results of operations.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous efforts and services of our senior management team. If one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us for whatever reasons, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel in the industries we operate is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains a non-compete provision. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside.

In addition, while we often grant additional incentive shares to management personnel and other key employees after their hire dates, the initial grants are usually much larger than subsequent grants. Employees may be more likely to leave us after their initial incentive share grant fully vests, especially if the value of such incentive shares has significantly appreciated in value relative to the exercise price. If any member of our senior management team or other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be impaired.

Any misconduct of our employees may negatively affect our reputation and corporate image, which in turn may adversely affect our business and prospects.

We believe that maintaining and enhancing our reputation and corporate image is of significant importance to the success of our business. If any of our employees engages in any misconduct, whether or not related to the employee’s work at our company, our reputation and corporate image may be negatively affected. Historically, there was negative publicity about our company and our management, which adversely affected our brand, public image and reputation. A member of our senior management team who is also our director was subject to certain legal sanctions in China in the past due to copyright infringement activities when working at another company unrelated to us. Even though the infringement activities took place a number of years before the executive joined our company and had nothing to do with us, the past misconduct of the executive and the sanctions he was subject to may negatively affect our reputation and corporate image, which in turn may adversely affect our business and prospects. As part of our internal compliance procedures, we routinely conduct internal audits and inspections, including exit interviews and audits, on current and former employees. Any misconduct by our current or former employees uncovered from such compliance procedures, whether the misconduct relates to the employees’ work with us or not, would potentially have material adverse impacts on our reputation, results of operations, financial performance or future prospects. For example, in October 2020, we received a notification from Shenzhen Municipal Public Security Bureau that the bureau has filed a case for investigation of our former CEO, Mr. Lei Chen, for alleged embezzlement of our company’s assets, which, although did not result in any material adverse impact on our financial reporting, caused harm to our company. In addition, we may also face disputes with former or current disgruntled employees. Any allegations against us, with or without merits, may negatively affect our reputation and corporate image.

Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

We may establish strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, nonperformance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputation from events relating to their businesses, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

We have in the past invested in or acquired assets, technologies or businesses that are complementary to our existing business. If we are presented with appropriate opportunities, we may continue to do so in the future. Investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from government authorities in China and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities or legal risks of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Even if we complete the desired acquisitions or investment, such acquisitions and investment may expose us to new operational, regulatory, market and geographic risks and challenges, including:

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

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by a downturn in the global or Chinese economy. A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The industries in which we operate may be affected by economic downturns. For example, a prolonged slowdown in the world economy, including in the Chinese economy, may lead to a reduced amount of advertising, which could materially and adversely affect our business, financial condition and results of operations. In addition, certain of our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing users and increase new users will be adversely affected, which would in turn negatively impact our business and results of operations. Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on financings available to us.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through early 2023, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict and the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Our operations depend on the performance of the internet infrastructure in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. In China, almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers in each province for network-related services. On the one hand, if the internet industry in China does not grow as quickly as expected, our business and operations will be negatively affected. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. In addition, our network and website regularly serve a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed. On the other hand, if the internet industry grows faster than expected and we cannot react to the market demand in a timely manner in terms of our research and development effort, the user experience and the attractiveness of our services may be harmed, which will negatively impact our business and results of operations.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2023, as required by Rule 13a-15(b) under the Exchange Act, and has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our independent registered public accounting firm also audited and concluded that our internal control over financial reporting is effective as of December 31, 2023. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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

In addition, our business could be materially and adversely affected by the outbreak of pandemics such as influenza A (H1N1), avian influenza, H7N9, severe acute respiratory syndrome (SARS), COVID-19 or other epidemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our business partners, including our advertisers, and otherwise reduce the activity levels of our work force and the work force of our business partners, causing a material and adverse effect on our business operations. Furthermore, China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. In addition, our customers and users will need time to recover from the economic effects of the pandemics even after business conditions begin to return to normal. Consequently, any occurrence of pandemics may materially and adversely affect our business, financial condition and results of operations.

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

PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online game and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers, other than e-commerce service providers, may not exceed 50%. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service and online transmission of audio-visual programs service. We are a Cayman Islands exempted company and Giganology Shenzhen and Xunlei Computer, both being our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei or its subsidiaries hold the licenses and permits necessary to conduct our resource discovery network, online advertising, online games, cloud computing and related businesses in China, and Shenzhen Xunlei has established various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to direct the activities that most significantly affect the economic performance of Shenzhen Xunlei and its operating subsidiaries and hence we consolidate their financial results in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we have been advised by Kewei Law Firm, our PRC legal counsel, that each contract under these contractual arrangements with Shenzhen Xunlei and its shareholders is valid, binding and enforceable under current PRC laws and regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, impose fines, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, if the PRC government deems that our contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may also not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of our PRC subsidiaries and the variable interest entity, which accounted for 90.67% of our revenues in 2023. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.

We rely on contractual arrangements with the variable interest entity in China and its shareholders for our operations, which may not be as effective as ownership in providing operational control the variable interest entity and its subsidiaries.

Since PRC laws restrict foreign equity ownership in companies engaged in internet business in China, we rely on contractual arrangements with Shenzhen Xunlei, the VIE, and its shareholders to operate our business in China. If we had equity ownership of Shenzhen Xunlei, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise such rights. In addition, our operating contract with Shenzhen Xunlei has an initial term of ten years and an extended term of ten years since 2016. The operating contract will be automatically extended for an additional 10-year period subject to Giganology Shenzhen’s unilateral termination right. In general, none of Shenzhen Xunlei and its shareholders may terminate the contracts prior to the expiration dates. However, the shareholders of Shenzhen Xunlei may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial contract terms expire. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to our contractual arrangements with Shenzhen Xunlei and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business” and “Item 4. Information on the Company—C. Organizational Structure.” Therefore, these contractual arrangements may not be as effective as ownership in providing us with control over Shenzhen Xunlei.

Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Shenzhen Xunlei or its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. Under the equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders’ performance of their respective obligations under the related contractual arrangements. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. Pursuant to the contractual arrangements, we have the right to replace any shareholders of Shenzhen Xunlei at any time. For example, if any of the shareholders of Shenzhen Xunlei refuses or fails to perform his or her obligations under the contractual arrangements due to his or her significant equity interest in Shenzhen Xunlei and his or her relatively smaller percentage of equity interest in our company, we can enforce the contractual arrangements and transfer his or her equity interests to another appointee of Giganology Shenzhen. However, we cannot assure you that such transfer can be implemented successfully or without significant costs. As a result, we might not be able to have an effective control over the variable interest entity in the future.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on tax—PRC enterprise income tax.” We could face material and adverse tax consequences if the PRC tax authorities were to determine that any contractual arrangements among Giganology Shenzhen, our wholly-owned subsidiary in China, and Shenzhen Xunlei, the variable interest entity in China, and its shareholders, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei was not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei, for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

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

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries, including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements which Giganology Shenzhen currently has in place with the variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2023, we had cash or cash equivalents of approximately RMB648.2 million (US$91.5 million) and US$32.6 million located within the PRC, of which RMB259.5 million (US$36.6 million) and US$0.6 million are held by Shenzhen Xunlei and its subsidiaries. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

Under PRC laws and regulations, Giganology Shenzhen and Xunlei Computer, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises, such as Giganology Shenzhen and Xunlei Computer, are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which may have a material adverse effect on our results of operations.”

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and government control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and the variable interest entity and its subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or the variable interest entity and its subsidiaries, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their respective activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and
●	loans by us to the variable interest entity, which is a domestic PRC entity, may not exceed the statutory limit, and any medium or long-term loan we extend to the variable interest entity must be recorded and registered by the National Development and Reform Commission, or the NDRC, and SAFE or its local branches.

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

On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi in their own discretion. SAFE Circular 16 provides an integrated standard for the conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products.

Although SAFE Circular 19 and SAFE Circular 16 allow for the use of Renminbi converted from the foreign currency denominated capital for equity investments in the PRC, the restrictions on Renminbi capital of foreign-invested enterprises will continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for the loans to non-associated companies or issuing inter-company Renminbi loans. Violations of these two circulars could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, which allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China provided that such investments do not violate the “negative list” and that the target investment projects are genuine and in compliance with PRC laws. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our equity offering and notes offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On March 15, 2019, the National People’s Congress enacted the PRC Foreign Investment Law, which became effective on January 1, 2020. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties exist in relation to its interpretation and implementation. For instance, under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A majority of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by the economic conditions in China as a whole. The Chinese government affects China’s economic growth through allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies, such as those qualified to operate in free trade zones designated in certain major cities in China.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government regulation over capital investments or changes in tax regulations. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.

Under PRC laws and regulations, internet content providers, or ICPs, like us, are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations. If an ICP finds that prohibited content is transmitted on its website or stored in its system, it must terminate the transmission of such information or delete such information immediately, keep records and report to competent authorities. Failure to comply with these requirements could lead to the revocation of the Value-added Telecommunication Services License, which is required for our ICP services, and other required licenses and the closure of the offending websites. Cloud network operators or website operators may also be held liable for prohibited content displayed on, retrieved from or linked to such network or website. We monitor digital media content on our platform and periodically review and inspect whether any content violates PRC laws and regulations. However, we cannot assure you that we will always be able to identify and remove in a timely manner all digital media content on our platform that violates PRC laws and regulations. If we fail to timely remove relevant content, we may be subject to legal liabilities. In addition, our efforts to constantly monitor content in order to comply with these requirements could negatively impact user experience and lead to a decline in the number of users.

The Chinese government has intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in the number of subscribers in the past few years. In August 2017, the Cyberspace Administration of China promulgated the Provisions on the Administration of Internet Comments Posting Services, most recently amended on December 15, 2022, and the Provisions on the Administration of Internet Forum and Community Services, both require service providers to establish information review and inspection mechanism. In December 2018, the Cyberspace Administration of China launched a campaign against illegal activities and inappropriate content on mobile apps and undertook restrictive measures against thousands of mobile apps, including suspension of mobile app operations for an indefinite period of time or permanently shutting down the mobile app operations. In December, 2019, the Cyberspace Administration of China promulgated the Regulations on the Ecological Governance of Network Information Content, which provides that network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism for network information, and improve their systems for user registration, account management, information publishing review, emergency response, etc. In October 2021, the Cyberspace Administration of China issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requires internet platforms to, among others, monitor information posted by celebrities online so as to timely identify hot topics that could involve illegal or undesirable actions and to promptly report to the competent authorities in such event. We regularly conduct internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. To date, we have blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. We had experienced declines in the number of users and subscribers in the past in connection with our efforts to comply with these PRC rules and regulations and we cannot assure you that it will not happen again in the future.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, the SEC, which is in charge of protecting investors and overseeing companies whose securities are publicly traded, and various regulatory authorities in China and the Cayman Islands, as well as evolving regulatory measures under applicable laws and regulations. The governance, operation and management of our corporate entities in the PRC are governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress in 1993 and last amended on December 29, 2023. The amended PRC Company Law will take effect from July 1, 2024 and introduces new requirements on capital contributions, corporate governance, liabilities of directors, supervisors and senior executives, protection of minority shareholders, share transfer and liquidation process, among others. The capital contribution of certain of the principal subsidiaries of the variable interest entity have not been fully paid. We will pay the outstanding subscribed capital or take relevant measures to comply with the amended PRC Company Law and relevant regulations. To comply with the amended PRC Company Law, we may need to review our capital contribution liabilities and corporate governance for our corporate entities in the PRC. Our efforts to comply with changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our common shares and ADSs. For example, we submitted the security assessment report regarding Hiya Voice on the National Internet Security Service Platform in June 2022 pursuant to the Provisions for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity and received the approval after the onsite inspection conducted by the competent authority. However, in September 2022, we were informed by the app store operator that Hiya Voice had been removed from the app store. The removal was due to the implementation of more stringent security assessment requirements under these provisions, as determined by the Cyberspace Administration of China. Since May 2023, we have been downsizing our domestic audio live streaming operations due to lower gross margin of such business and the rapidly evolving and challenging industry environment, including the termination of the operation of Hiya Voice on June 30, 2023. The complexities and constantly evolving laws and the uncertainties of their application in practice by PRC government have resulted in non-compliance risk and the additional costs for our compliance activities, and we cannot assure you whether we will be subject to any potential liability.

Also, the PRC government has promulgated rules and regulations to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. See “—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings (if any) under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” for more details.

Since it is uncertain whether we will be able to obtain such approvals or complete the filing or other procedures as required by these regulations in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could result in administrative penalties, such as warnings, rectification, confiscation of illegal gains, suspension of business, revocation of license or fines on us, significantly limit or completely hinder our ability to continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and the variable interest entity and its subsidiaries in China. Since the PRC legal system continues to evolve rapidly and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business, we cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. As the PRC legal system is a civil law system based on written statutes, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The PRC judicial and administrative authorities have discretion in interpreting and implementing statutory and contractual terms, and therefore it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may adversely affect our contractual, property and procedural rights, which could adversely affect our business, financial condition, results of operations and prospects.

The PRC government has oversight over the conduct of our business and it has promulgated rules and regulations to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. See “—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” and “—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings (if any) under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management’s attention.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

●	We only have contractual control over our resource discovery network and cloud computing. We do not own the resource discovery network and cloud computing due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision or CDN services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.
●	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. This means that permits, licenses or operations of our company may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to obtain or maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.
●	New laws and regulations may be promulgated that will regulate internet activities, including live streaming, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For example, in September 2009, the GAPPRFT, together with other governmental authorities, jointly published a notice, or Circular 13, which expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Other government agencies with substantial regulatory authority over online game operations and foreign investment entities in China did not join GAPPRFT in issuing Circular 13. While Circular 13 is applicable to us and our online game business on an overall basis, to date, no interpretation of Circular 13 has been issued, and, to our knowledge, has not taken any enforcement action under Circular 13 against any company that relies on contractual arrangements with affiliated entities to operate online games in China. Also, for example, according to the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, platforms providing online show live streaming or e-commerce live streaming services shall, among other things, register their information and business operations by November 30, 2020, ensure real-name registration for all live streaming hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day and per month. However, the practice of such filings varies at the provincial levels of Radio and Television Administration, which are in charge of such registration. For example, Guangdong Radio and Television Administration, which is in charge of our filing, only accepts register of live audio and video broadcasts of major political, military, economic, social, cultural, and sports activities or events, thus we are no longer required to conduct such filing, based on our inquires with the competent authorities. There is uncertainty as to whether we will be required to complete the registration in the future and we cannot assure you that we will successfully complete the registration in a timely manner, or at all. We cannot assure you that we have fulfilled all regulatory requirements or obtained all the permits or licenses required for conducting our business in China or will be able to fulfill any regulatory requirements or maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

We may be sued by our game players and held liable for losses of virtual assets by such players, which may negatively affect our reputation and business, financial condition and results of operations.

While playing online games or participating in other online activities, players acquire and accumulate some virtual assets, such as special equipment and other accessories. Such virtual assets may be important to online game players and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Although the PRC Civil Code provides the general principle for protection of personal rights, property rights and other lawful interests of civil subjects, currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to the legal owner of virtual assets, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games like us would be liable to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online game operators liable for losses of virtual assets by game players, ordered online game operators to return the lost virtual items to game players or pay damages and losses, as well as required the game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Non-compliance with the laws or regulations governing virtual currency may result in penalties that could have a material adverse effect on our live streaming business and results of operations.

The Notice on the Reinforcement of the Administration of Online Games issued by the Ministry of Culture and other governmental authorities on February 15, 2007 directs the People’s Bank of China to strengthen the administration of virtual currency to avoid any adverse impact on the PRC economic and financial system. This notice provides that the total amount of virtual currency issued by an operator and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. We created virtual currency “Golden Coins” for the operation of our live streaming services. Users can purchase “Golden Coins” from us so that they can purchase virtual gifts on our live streaming platforms to reward broadcasters they like. “Golden Coins” can also be used to purchase other value-added services on our live streaming platform. Other than virtual gifts and value-added services, “Golden Coins” cannot be used for any other purposes.

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, which requires that the operators who engage in the issuance of online game virtual currency or offering of online game virtual currency transaction services shall apply for approval from the Ministry of Culture through its provincial branches. The term “virtual currency” is widely used in the live streaming industry, and such term as used in the live streaming industry does not fall under the definition under this notice. Although we do not think this notice applies to the operation of our live streaming platform, given the wide discretion of governmental authorities and uncertainties in the regulatory environment, we cannot assure you that the governmental authorities will not in the future interpret this notice in a different way and subject our operation to the scope of this notice or issue new rules to regulate the virtual currency in our industry. In that case, our operation may be adversely affected.

We may be adversely affected by PRC regulations to limit the methods that internet companies may apply when using algorithms, and the types of algorithms they may use.

In recent years, the PRC government has taken steps to more closely regulate how internet companies use algorithms. For instance, the Cyberspace Administration of China, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provide that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the regulators, and security assessments of algorithms shall be conducted by the regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Administrative Provisions on Algorithm Recommendations of Internet Information Services on December 31, 2021, effective on March 1, 2022, which provide that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information or offer excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services.

To comply with the Administrative Provisions on Algorithm Recommendations of Internet Information Services, we may need to further adjust our business and operations as we may be deemed to be an algorithm recommendation service provider capable of social mobilization or influencing public opinion, and thus are obligated to complete the filing with the internet information service algorithm filing system. We have completed the filing for one of our algorithms with the Internet Information Service Algorithm Filing System in 2023, and submitted the filing application for another algorithm in January 2024 which is currently under review by the competent authority. In addition, algorithm recommendation service providers are required to publicly disclose the basic principles, purposes, intentions and operating mechanisms of algorithm-related products. In response to this requirement, we have publicly disclosed the operation mechanism on our Xunlei App and provided an option for our users to turn off algorithm-driven recommendation services. However, the impact on our business operations is still substantially uncertain since this rule is relatively new and uncertainties still exist in relation to its interpretation.

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

Government control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from or registration with SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entity may be used to pay off debt in a currency other than the Renminbi owed by our PRC subsidiaries and variable interest entity and its subsidiaries to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If any of the variable interest entity or its subsidiaries liquidates, the proceeds from the liquidation of its assets may be used outside of the PRC or be given to investors who are not PRC nationals. However, we may not be able to do so due to foreign exchange control imposed by the PRC government, which may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and most recently amended by the State Council on January 22, 2024, are triggered. Moreover, the PRC Anti-Monopoly Law, which was promulgated on August 30, 2007 and most recently amended on August 1, 2022, and its implementing rules issued on March 10, 2023 together require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within China) must be cleared by the Ministry of Commerce before they can be completed. In addition, according to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current definitive plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has enhanced its enforcement of such laws and regulations. The PRC Anti-Monopoly Law and its implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the antimonopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-Monopoly Law. Furthermore, in February 2021, the Anti-Monopoly Commission of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including, without limitation, prohibiting platforms with a dominant position from abusing their market dominance. In addition, these guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. On June 24, 2022, the Standing Committee of the National People’s Congress enacted the new PRC Anti-Monopoly Law with effect from August 1, 2022, which increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also stipulates that where a concentration of undertakings does not meet the threshold for declaration set by the State Council, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies may order the operators to file the concentration of undertakings.

According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where an operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-Unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality and integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities.

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. For example, in April 2021, the State Administration for Market Regulation, the Cyberspace Administration of China and the State Administration of Taxation held an administrative guidance meeting for internet platform enterprises. Many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. Although we are not in the list of these 34 enterprises, we have been actively conducting necessary self-inspection and rectifications in accordance with such guidance. We cannot guarantee you that we will be able to be in full compliance with applicable rules and regulations at all times.

As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. Any antimonopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in constraints on our future investments and acquisitions. As a result, we may be subject to significant difficulties in pursuing our investment and acquisition strategy.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014 , which requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. If the shareholders of an offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries of the offshore holding company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In addition, on February 13, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, which took effect on June 1, 2015. This circular delegates to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to SAFE Circular No. 37, except that those PRC residents who have failed to comply with SAFE Circular No. 37 may continue to fall within the jurisdiction of the local SAFE branches and must continue to make their supplementary registration applications with such local SAFE branches.

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

Furthermore, because of the uncertainty over how the SAFE regulations will be interpreted and implemented, we cannot predict how these regulations will affect our business operations or future strategies. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies. Under these notices and other rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. Failure by us or our PRC stock option holders to comply with the SAFE regulations may subject us or these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation has issued several rules and notices to tighten its scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, which refer to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed a direct transfer of PRC taxable properties, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC enterprise income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. On October 17, 2017, the State Administration of Taxation issued the Public Notice on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, which took effect on December 1, 2017. SAT Public Notice 37 also introduced certain key changes to the current withholding regime, such as (i) non-resident enterprise’s withholding obligation for dividend was changed to arise on the date the payment is actually made as opposed to dividend declaration date; and (ii) nonresident enterprise’s obligation to self-report tax within seven days upon withholding agent’s failure to withhold was removed.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC enterprise income tax from the transfer price. If the withholding agent fails to do so, the transferor should report to and pay the PRC enterprise income tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Circular 7 and SAT Public Notice 37, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the required materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, due to a lack of clear statutory interpretation of these rules and notices, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-resident enterprises in our company may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-resident enterprises in our company are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-resident enterprises in our company are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-resident enterprises in our company should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Discontinuation or reduction of any of the preferential tax treatments or other government incentives available to us in the PRC, or imposition of any additional PRC taxes could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law, the statutory enterprise income tax rate is 25%. Under certain circumstances, preferential tax rates may be applied if an enterprise meets the corresponding standards and qualifications and completes certain procedures. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation” for details of tax benefits applicable to us. Preferential tax treatment and other government incentives granted to the variable interest entity and subsidiaries are subject to review and may be adjusted or revoked at any time. The discontinuation or reduction of any preferential tax treatment currently available to us and our wholly-owned PRC subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which may have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on tax—PRC enterprise income tax.” Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not to those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

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

Xunlei Limited is a company incorporated outside the PRC and is not controlled by a PRC enterprise or PRC enterprise group. As a holding company, certain of Xunlei Limited’s key assets, including a significant amount of cash, are located, and records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe Xunlei Limited should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the SAT Circular 82 are deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to Xunlei Limited, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could increase our tax burden and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effects.

Dividends paid by us to our foreign investors and gains on the sale of our ADSs or common shares by our foreign investors may be subject to taxes under PRC tax laws.

Under the PRC Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or common shares by such investors is subject to PRC tax, at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a “PRC resident enterprise,” dividends paid on our common shares or ADSs, and any gain realized from the transfer of our common shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation (which in the case of dividends would be withheld at source). It is unclear whether our non-PRC individual investors would be subject to any PRC tax in the event we are deemed a “PRC resident enterprise.” If any PRC tax were to apply to such dividends or gains of non-PRC individual investors, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty). It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs or common shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (and we do not expect to withhold at treaty rates if any withholding is required). If dividends payable to our non-PRC investors, or gains from the transfer of our common shares or ADSs by such investors are subject to PRC tax, the value of your investment in our common shares or ADSs may be adversely affected.

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

Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate the employment with some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the PRC Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China Such violation may subject us to labor disputes or government investigations. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings (if any) under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our future offshore offerings (if any) may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future offshore offerings (if any), or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On April 13, 2020, the Cyberspace Administration of China, the NDRC and other PRC governmental authorities jointly promulgated the Measures for Cybersecurity Reviews, which was amended on December 28, 2021 with effect from February 15, 2022. The Measures for Cybersecurity Reviews require that operators of “critical information infrastructure” purchasing internet products or services or network platform operators carrying out data processing activities, which affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering and listing on a foreign stock exchange. On November 14, 2021, the Cyberspace Administration of China released the Draft Administrative Measures for Internet Data Security for public comments, which requires that a prior cybersecurity review is required for the overseas listing of data processors that process over one million users’ personal information, or the listing of data processors in Hong Kong that affects or may affect national security.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC issued Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, and five supporting guidelines. These measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas follow-on offering or listing, or other equivalent offering activity, including issuance of convertible notes, exchangeable notes or preferred shares, by a domestic company, whether directly or indirectly, must be filed with the CSRC and comply with the requirements under these measures. The indirect overseas listing of domestic companies refers to companies that conduct business mainly in China but issue shares or other similar rights and seek listing in overseas jurisdictions through their overseas holding companies. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on Overseas Listings.” These measures have no retroactive effect and thus are not applicable to our listing and offering prior to their promulgation. However, as these measures are relatively new and there are substantial uncertainties with respect to the filing requirements and overall implementation at this stage. We cannot assure you that, if the conditions are met and any filing or other procedure is required, we would be able to complete such filing or procedure for our future offering or listing, if any, and fully comply with these measures on a timely basis, or at all. Any failure to complete or not being able to complete the requisite filing for our future offering or listing, if any, or any failure or perceived failure by us to comply with the requirements under these measures may result in rectification, warnings or fines against us and could materially hinder our ability to conduct securities offerings.

On February 24, 2023, the CSRC together with other PRC governmental authorities issued the Provisions on Strengthening the Management of Confidentiality and Archives regarding Overseas Securities Offerings and Listings by Domestic Companies, effective March 31, 2023, which require domestic companies involved in overseas offerings and listings to obtain approvals from the competent authority and file with the state secrets protection administration of the same level before providing or publicly disclosing any document or material that involves state secrets or secrets of state organizations. These provisions also require domestic companies to complete required procedures before providing accounting archives to entities, including securities companies, securities service institutions, overseas regulators, and individuals. Additionally, domestic companies, securities companies and securities service institutions must obtain approvals before providing documents and information in response to inspections and investigations by overseas regulators. These inspections and investigations shall be conducted via the cross-border supervision mechanism whereby the PRC regulators will provide necessary assistance. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on Overseas Listings.” As these provisions are relatively new and there are substantial uncertainties with respect to the enforcement of the requirements and the specific procedures and approvals required thereunder, we cannot assure you that, if applicable to us, we would be able to obtain the necessary approvals on a timely basis or at all, which may hinder our ability to comply with the requirements under these provisions and carry out future offerings or listings of securities overseas.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC company engaging in a prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. In addition, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the regulations on domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial condition and business prospect may be adversely and materially affected.

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

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated China-based issuers. The securities of some of these companies, including internet companies, have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. Such performances may affect the attitudes of investors toward China-based issuers, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices of certain China-based issuers may also negatively affect the attitudes of investors towards China-based issuers in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2024, we had 321,875,001 common shares (excluding (i) 42,237,510 common shares that are reserved for bulk issuance upon the exercise or vesting of awards granted under our share incentive plan, or repurchased by our company but not yet cancelled, and (ii) 10,889,429 common shares, consisting of 274,057 ADSs (representing 1,370,285 common shares) and 9,519,144 common shares held by Leading Advice Holding Limited, a share incentive awards holding platform). All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying common shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying common shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give under specific circumstances when it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying common shares represented by your ADSs unless you convert your ADSs into the underlying common shares and become the registered holder of such common shares prior to the record date for a general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying common shares represented by your ADSs and become the registered holder of such common shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the common shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will, at the sole discretion of the depositary and as soon as practicable, notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying common shares represented by your ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct our operations primarily in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations primarily in China through our PRC subsidiaries and variable interest entity and its subsidiaries. Substantially all of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether Cayman Islands courts or PRC courts would recognize or enforce judgments of courts of the United States obtained against us, or entertain original actions brought in the Cayman Islands or the PRC against us, based on certain civil liability provisions of U.S. securities laws. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any reexamination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; (iii) is not inconsistent with a Cayman Island judgment in respect of the same matter, and (iv) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Under the PRC Civil Procedures Law, PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties with the United States or the Cayman Islands that provide for the enforcement of foreign judgments, and PRC courts strictly adopt the principle of reciprocity in judicial practice. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, national security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal actions against us and our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Protection of the interests of minority shareholders under Cayman Islands law may not be as effective in all circumstances as under some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

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

Our currently effective memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

As of March 31, 2024, our directors, executive officers and existing principal shareholders beneficially owned approximately 52.9% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

We believe we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended December 31, 2023, which could subject United States investors in the ADSs or common shares to significant adverse United States federal income tax consequences.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2023, and we will very likely be a PFIC for our current taxable year ending December 31, 2024 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

If we or any of our subsidiaries is classified as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) holds our ADSs or common shares, such U.S. Holder will generally be subject to burdensome reporting requirements and may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares, unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the ADSs or common shares. For more information, see the section titled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4.   Information on the Company

A.           History and Development of the Company

We commenced operations in January 2003 through the establishment of Shenzhen Xunlei, which operates our Xunlei internet platform together with its various subsidiaries in the PRC.

In February 2005, we established Xunlei Limited as our holding company in the Cayman Islands. Xunlei Limited directly owns Giganology Shenzhen, our wholly owned subsidiary in China established in June 2005. Giganology Shenzhen primarily engages in the research and development of new technologies.

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to direct the activities that most significantly affect Shenzhen Xunlei’s economic performance and as a result, we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

●	Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”), or Wangwenhua, which was established in December 2005 and primarily engages in software development, technical consulting and other related technical services.
●	Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, which was established in February 2010 and primarily engages in the development of online game and computer software and advertising services.

●	Shenzhen Onething Technologies Co., Ltd., which was established in September 2013 and currently a subsidiary of Shenzhen Xunlei, and primarily engages in cloud computing technology development and related services with valid Value-added Telecommunication Services Licenses.
●	Beijing Xunjing Technology Co., Ltd., which was established in October 2015 and currently a subsidiary of Wangwenhua and primarily engages in technology development and related services.
●	Henan Tourism Information Co., Ltd., which we acquired 80% of the total equity interest from an independent third party in June 2018 and primarily engages in computer software development, information consultation, entertainment services, advertising, and certain information services under Type II value-added telecommunication businesses.
●	Jiangxi Node Technology Services Co., Ltd., which was established in July 2020 and primarily engages in bandwidth purchasing.
●	Shenzhen Qianhai Onething Network Technologies Co., Ltd. (formerly known as Shenzhen Yunwangwulian Technology Co., Ltd.), which was established in October 2019 and primarily engages in cloud computing technology development and related services.
●	Hainan Xunlei Hammer Network Technologies Co., Ltd., which was established in September 2021 and primary engages in software development and other internet service.

In February 2011, we established a direct wholly-owned subsidiary, Xunlei Network Technologies Limited, or Xunlei Network BVI, in the British Virgin Islands. In March 2011, we established Xunlei Network Technologies Limited, or Xunlei Network HK, in Hong Kong, which is the direct wholly-owned subsidiary of Xunlei Network BVI. Xunlei Network HK primarily engages in the development of computer software. In November 2011, we established Xunlei Computer in China, which is the direct wholly-owned subsidiary of Xunlei Network HK. Xunlei Computer primarily engages in the development of computer software and information technology services.

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

In April 2021, Xunlei Network HK acquired all equity interest of Funi. Pte. Ltd. from an independent third party. Funi Pte. Ltd was established in Singapore and primarily engages in audio live streaming business in the Middle East, North Africa and Southeast Asia and business development for international markets.

Our principal executive offices are located at 3709 Baishi Road, Nanshan District, Shenzhen, 518000, the People’s Republic of China. Our telephone number at this address is +86-0755 61111571. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on at our investor relations website http://ir.xunlei.com. The information contained therein is not a part of this annual report.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.           Business Overview

Overview

We are a leading technology company providing distributed cloud services in China. We operate a powerful internet platform in China based on cloud technology to enable our users to quickly access, store, manage and consume digital media content on the internet. In recent years, we have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration products in mobile phones to further enlarge our user base and offer our users a wider range of access points. We provide a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet environment to our users.

Entertainment Ecology

We provide users with quick and easy access to online digital media content through (i) our core product, Xunlei Accelerator, a free product which enables users to accelerate digital transmission over the internet, and (ii) subscription services, which are delivered through our product, Green Channel, and offer users premium services for speed, reliability and storage.

Xunlei Accelerator is our most popular product, and had approximately 48.6 million monthly unique visitors in December 2023, according to our internal records. In addition to Xunlei Accelerator, we also provide cloud computing services and products, live streaming services and other internet value-added services, which primarily include online advertising and online game services.

As a part of our cloud-based mobile strategies, in 2012, we launched Mobile Xunlei, a mobile app that allows users to search, download, consume and store digital media content on their mobile devices in a user-friendly way. Mobile Xunlei has successfully gained popularity, as evidenced by being one of the most downloaded applications in its category. Based on our own records, the monthly average daily active user of Mobile Xunlei reached about 4.3 million in 2023.

Our mobile initiatives also benefit from our relationship with Xiaomi. In 2014, we entered into a pre-installed services agreement with Xiaomi, pursuant to which we agree to provide our Mobile Xunlei acceleration plug-in, and Xiaomi agrees to install such plug-in on its phones free of charge. Such pre-installment arrangement provides mobile phone users with access to our acceleration services, which we believe enhances our ability to generate more user traffic. Our mobile acceleration software has been officially adopted by Xiaomi’s operating systems and installed on Xiaomi phones sold in China, including both new phone shipments and system upgrades from existing Xiaomi phones.

Apart from our core digital media transmission product and services, we launched our video live streaming business in 2016 and audio live streaming business in 2018. In 2021, we further diversified our live streaming products portfolio by rolling out Hiya in April 2021, an audio live streaming product for overseas markets primarily in the Middle East, North Africa and Southeast Asia, and Hiya Voice in September 2021, another audio live streaming product mainly focusing on the China market. Users may chat and interact with broadcasters, and they can purchase virtual gifts from the platform to reward the broadcasters they like. In 2023, we streamlined our audio live streaming business by terminating the operations of Hiya Voice in China to adapt to the evolving market conditions.

Shared Computing Ecology

Another key aspect of our strategies is to continue our innovation in crowdsourcing of idle bandwidth capacity and potential storage from users of our cloud computing hardware devices so that we can continuously deliver computing resources to third parties, such as internet content providers, through our CDN services. To further develop our cloud computing business, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is essentially a cloud-based storage and sharing device that allows users to share their idle internet bandwidth and storage resources with our content delivery networks. Third-party purchasers of our cloud computing services mainly include internet content providers such as ByteDance, Bilibili and iQiyi. In 2020, we launched our own reward program, which allows users of OneThing Cloud to share crowdsources idle uplink capacities and external storage with us in exchange for a small amount of cash rewards.

In 2018, we launched StellarCloud, a shared cloud computing platform that upgraded our existing content delivery network (CDN) services to Infrastructure as a Service (IaaS). StellarCloud provides powerful and cost-effective cloud computing solutions and shares its extensive node distribution with our enterprise users, enabling efficient and cost-effective access. StellarCloud also offers edge computing, function computing and shared CDN (SCDN) solutions to our enterprise users. Customers of our StellarCloud include some of the leading internet companies in China.

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

In June 2022, we launched a new hardware product for edge computing, OneThing Edge Station. In January and December 2023, we further launched two new generations of OneThing Cloud hardware products, OneThing Edge Cube and OneThing Edge Atom, respectively. All three OneThing hardware products deploy the edge computing technology we developed. By intelligently deploying users’ computing resources, storage and idle network capacity, the technology can optimize the distribution of computing power on the edge cloud computing network. Customers and users are rewarded according to the level of resources they contribute to the network. The OneThing Edge Station is designed primarily for large bandwidth users with the highest uplink bandwidth transmission capacity, along with the most rewarding benefits. OneThing Edge Cube serves household users with a bandwidth downlink transmission capacity of over 500M, exhibiting improved performance compared to previous generations of OneThing Cloud. Users can generally expect higher rewards under similar network conditions. Additionally, OneThing Edge Atom is a newly developed device, portable in size with a more affordable price, and mainly targets household users with a bandwidth downlink transmission capacity below 500M, who may receive relatively smaller cash rewards compared to the other two models. Furthermore, OneThing Edge Atom comes equipped with built-in storage, eliminating the need for an external hard drive.

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

In February 2022, we launched a blockchain - based enterprise digital collection service platform, which aims to help enterprises and organizations achieve on-chain for their digital assets. This platform provides services such as digital collection minting, showcasing, management, among others, based on the infrastructure of ThunderChain.

Monetization

We generate revenues by monetizing our large user base, primarily through the following services:

●	Subscription services. We provide premium subscription services to subscribers to enable faster and more reliable access as well as larger cloud storage to digital media content.
●	Cloud computing services and products. We offer cloud computing services by crowdsourcing idle bandwidth capacity and potential storage from users and continuously deliver computing resources to third parties, such as internet content providers, through our CDN services. In addition to the sales of our cloud computing services, we also sell hardware devices that provide our users with easy access to our cloud computing services.

●	Live streaming and other value-added services. We offer various live streaming products, including video livestreaming and audio livestreaming domestically and internationally. Users may interact with broadcasters and purchase virtual items from us to reward each other. We also offer other value-added services, including online advertising and online gaming.

Our total revenues increased from US$239.6 million in 2021 to US$342.6 million in 2022 and further to US$364.9 million in 2023. We had a net income attributable to Xunlei Limited of US$1.2 million in 2021, US$21.5 million in 2022 and US$14.2 million in 2023, respectively.

Our platform

On our platform, users can accelerate internet content transmission and store digital content in the cloud drive, develop and operate blockchain-based services and applications, as well as enjoy popular forms of internet-based entertainment, such as watching online digital content and live performances, playing online games, and interacting with broadcasters through video and audio live streaming platforms.

Cloud-based acceleration

We provide data transmission acceleration services based on cloud computing technology to internet users. Our cloud computing technology utilizes a network of computers hosted on the internet to store, manage and process data, thus providing our users with acceleration in internet data transmission and improving their download success rates. We provide our acceleration services to internet users with the following products and services.

Accelerator

We launched our core product, Xunlei Accelerator, in 2004 to address deficiencies of digital media content transmission over internet in China. Xunlei Accelerator allows users to accelerate digital transmission over the internet for free. Xunlei Accelerator also bridges users with diverse needs to other services we offer, such as Xunlei Media Player, which supports both online and offline video watching, and our various online games, by recommending and providing links to these services on its user interface.

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

In 2020, we also upgraded our Xunlei Accelerator by providing our users with personal cloud storage resources through launching Xunlei Cloud Drive. Instead of stretching increasingly inadequate local storage resources, Xunlei Cloud Drive allows users to save documents, files and other internet content they downloaded on the cloud server. Users can also upload documents and files on Xunlei Cloud Drive with security control, which provides real-time back-ups. Our Xunlei Cloud Drive offers each user a free storage space of 10 GB. Users can retrieve the internet content they stored on Xunlei Cloud Drive whenever they want through different terminals including tablets, smartphones and desktops. Xunlei Cloud Drive also allows users to share the data saved on the cloud server among each other. Users are able to access our Xunlei Cloud Drive service for free through our Xunlei Accelerator. Subscribers of our premium cloud acceleration service will be able to enjoy a cloud storage space of 3 TB to 12 TB.

In September 2022, we expanded our offerings by introducing the Xunlei Cloud Drive application for TV, enhancing user experience across various scenarios such as television, online TV, projectors and more. Our aim is to empower cloud drive users to seamlessly consume videos, pictures and files on larger screens. This innovative application enables users to effortlessly switch between different levels of definition, play synchronization, sound effects toggles, HDR support and other premium features. Additionally, the TV application facilitates content consumption on diverse hardware devices including PCs, NAS systems and network devices.

Mobile acceleration plug-in

We offer a mobile acceleration plug-in, which provides mobile device users with benefits of download speed acceleration and download success rate improvements similar to those offered by the PC-based Xunlei Accelerator. Our mobile acceleration plug-in has been adopted by Xiaomi, a Chinese smartphone maker, on its operating systems MIUI 6 to MIUI 14. Xiaomi installs our mobile acceleration plug-in on all of its new phones sold in China free of charge and adds such plug-in to the existing ones via system upgrade. Xiaomi phone users thus have access to our acceleration services.

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

We adopted different strategies and various promotion programs for each VIP level. For example, when we discovered that some of our users were not aware of our subscription services, we provided users with greater exposure to our subscription services in different parts of our platform and promoted products with significant potential interests to specific users. We use our powerful digital data analysis capabilities to explore different areas of users’ needs previously unmet by existing functions and research and develop relevant functions based on such analysis. We offer users promotional measures, such as providing some free trials of premium acceleration services, to show the differences in the data transmission speeds to demonstrate how our premium services tremendously enhance data delivery speed and overall subscriber experience. In order to promote customer loyalty, we may elevate the VIP levels of our subscribers if they actively engage in our services. Once upgraded to certain higher VIP levels, our subscribers may be offered additional independent accounts, internally termed as sub-accounts, which allow users to access our premium acceleration services, at no additional charges. Starting from September 2016, we have ceased to provide new sub-accounts to users with upgraded VIP levels. Users with existing independent accounts are still able to use such accounts.

We had a subscriber base of approximately 4.4 million, 5.0 million and 6.0 million as of December 31, 2021, 2022 and 2023, respectively. In this annual report, the number of subscribers as of a given day excludes any sub-accounts.

Mobile Xunlei

Mobile Xunlei is a mobile application that allows users to search, download and consume digital media content on their mobile devices. The average daily active user of this product was about 4.3 million in 2023. We monetize our mobile traffic through advertising sales. Moreover, this mobile application also supplements our existing subscriptions business. Some of our mobile application users also became users of our PC-based Xunlei Accelerator.

Cloud computing

We launched our cloud computing project in 2014, which crowdsources idle uplink capacity from internet users who have bought and connected our proprietary hardware, Zhuanqianbao, to their network router. Our Zhuanqianbao devices can allocate those users’ idle uplink capacity to us. We pay users of our Zhuanqianbao devices for the use of their idle uplink capacity.

To further develop our cloud computing business and at the same time explore emerging blockchain technology, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is a cloud-based storage and sharing device, which crowdsources idle uplink capacity from our users who have bought and connected their OneThing Cloud devices to their network router. Similar to Zhuanqianbao, users of OneThing Cloud can voluntarily share their idle computing resources to us. Through our proprietary technologies, we crowdsource idle computing resources contributed by users and convert them into cloud computing resources to be provided to our customers, such as internet content providers, through our CDN services. Users of OneThing Cloud can also voluntarily participate in our cash reward program and receive a small amount of cash while contributing idle uplink capacity to us.

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

The crowdsourced uplink capacities are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowdsourced uplink capacities for our business from time to time, reducing our purchase of bandwidth from traditional third-party carriers. In addition, relying on a large number of distributed cloud computing nodes, we have been researching and developing advanced edge computing applications in anticipation of a rising new industry. In June 2022, we launched a new hardware product for edging computing, OneThing Edge Station. In January and December 2023, we further launched two new generations of OneThing Cloud hardware products, OneThing Edge Cube and OneThing Edge Atom, respectively. All three OneThing hardware products deploy the edge computing technology we developed. By intelligently deploying users’ computing resources, storage and idle network capacity, the technology can optimize the distribution of computing power on the edge cloud computing network. Customers and users are rewarded according to the level of resources they contribute to the network. The OneThing Edge Station is designed primarily for large bandwidth users with the highest uplink bandwidth transmission capacity, along with the most rewarding benefits. OneThing Edge Cube serves household users with a bandwidth downlink transmission capacity of over 500M, exhibiting improved performance compared to previous generations of OneThing Cloud. Users can generally expect higher rewards under similar network conditions. Additionally, OneThing Edge Atom is a newly developed device that is portable in size with a more affordable price. It mainly targets household users with a bandwidth downlink transmission capacity below 500M, who may receive relatively smaller cash rewards compared to the other two models. Furthermore, OneThing Edge Atom comes equipped with built-in storage, eliminating the need for an external hard drive.

ThunderChain

We rolled out our first blockchain infrastructure product, ThunderChain, in May 2018. ThunderChain is an open platform that enables our users to develop and manage blockchain applications. We are dedicated to exploring practical adoptions of blockchain in various industries and sectors, and providing tools, frameworks, and guidelines for blockchain development. Through our ThunderChain open platform, we provide smart contract development services, blockchain implementation services, and blockchain commercial ecosystem establishment services. In December 2019, we updated ThunderChain’s portfolio of products across six major industry sectors, i.e., financial services, livelihood matters, justice, healthcare, government services and industries. With this set of releases, ThunderChain now can offer a wide range of effective blockchain product solutions.

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

Live streaming services

We launched our live streaming services in 2016. Through our Xunlei Live website and mobile app, users are able to access our live video streaming services. While viewing live online performances delivered by broadcasters, users may interact with broadcasters, purchase virtual items from us to reward broadcasters they like. In May 2018, we expanded our live streaming business by launching another audio live streaming service through our mobile app. Users and broadcasters may interact with each other in the chatrooms with different topics through audio streaming and purchase virtual items from our platform to reward each other.

We further diversified our live streaming offerings in 2021. We launched Hiya, an audio live streaming platform targeting overseas markets in April 2021. Similar to our audio live streaming platform we launched in May 2018, overseas users of Hiya can join different chatrooms with their favorite topics, then they are able to interact with broadcasters by purchasing virtual items from the platform and rewarding virtual items to broadcasters. In 2023, Hiya generated a revenue of US$27.9 million, accounting for 7.6% of our total revenues in 2023, as compared to US$38.5 million, or 11.2% of our total revenues in 2022. As of the date of this annual report, users of Hiya are primarily from countries in the Middle East, Southeast Asia, South Asia and North Africa. In 2023, we further streamlined our audio live streaming business to adapt to the evolving market conditions by terminating the operation of Hiya Voice and certain other audio live streaming platforms in China.

Xunlei Media Player

Xunlei Media Player, which we launched in 2008, is a supplementary tool that helps deliver a more comprehensive viewing experience of digital media content to the users of Xunlei Accelerator. Xunlei Media Player is our proprietary product that supports both online and offline play of digital media content as well as simultaneous play of digital media content while it is being transmitted by Xunlei Accelerator.

Online game services

To better serve our users, we partner with third-party online game developers or service providers to offer our users an array of online games through our online game website and mobile app. Such game play platform helps raise the average spending of our subscribers. Online game players can play the games free of charge, but are offered the opportunity to purchase in-game virtual items for a fee to enhance their game-playing experience. We typically enter into cooperation agreements with third-party online game developers or service providers and share revenues generated from online game operations pursuant to revenue sharing arrangements in the agreements.

After we disposed of our web game business and discontinued PC-based massively multiplayer online games business in 2018, we only operated mobile game business under our online game business. We started to cooperate with third parties to operate web game business in 2019 under a business model different from that of our previous web game business. In 2019, we collaborated with a third-party online game provider to provide our users with an array of web games on our Xunlei game center website. In 2020, we partnered with additional third-party online game providers to operate web games. We also started to operate PC-based massively multiplayer online games in 2021 again. After logging into their Xunlei accounts, our users are able to play these web games provided by the third-party online game providers. Our users are also able to purchase virtual items in those web games using a payment channel provided by us. Mobile games developed by third-party online game developers are available on our mobile app as usual. Users can download mobile games they are interested in through our mobile app and login the games by using their Xunlei accounts.

In addition to the above value-added services, we may also from time to time offer other ancillary services to cater to users’ needs and to supplement the major services we provide.

Advertising services

We provide advertising services primarily through various forms of advertisements placed on our mobile platform and PC websites. We experienced a decline in revenue from mobile advertising in 2019 and 2020, primarily due to a generally decreased demand for our online advertising services. With a view to improving the competitiveness of our advertising services, we entered into an advertising revenue sharing agreement with Itui, our largest shareholder, and outsourced our advertising business to Itui in 2020. Itui has developed a precision customer target algorithm, and by cooperating with them, we hope to improve advertisement placement and improve revenues as a result. Pursuant to the agreement, Itui is responsible for operating our advertising services and shares a portion of revenue generated from placing advertisements on our PC websites and mobile platform. Our advertising revenue experienced further decline in 2021, primarily due to lower advertising placements starting from the second quarter of 2021 as a result of evolving regulations of the internet industry in China, which negatively affected our adverting business. In 2022, our advertising revenue continued to be negatively affected by more stringent regulatory policy for the internet industry, lower demand for advertising placement due to the ongoing pandemic and economic slowdown, as well as volatility of foreign exchange rate. In 2023, as result of our continued effort on product optimization and the economy recovery, our advertising revenue increased by 13.4% as compared to that in 2022.

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

Cloud-based implementation for subscription services

We provide subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of over one million third-party servers and over 2,600 servers that we own located throughout China.

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

Additionally, we entered into a framework service agreement with Alibaba Cloud in December 2018. Since then, Ali Cloud has provided us with cloud computing products and services. As of December 31, 2023, we were using 2,345 cloud servers and 5,502 cloud services provided by Ali Cloud through its 18 central nodes and 135 edge nodes.

Shared cloud computing model for edge computing services

We created a shared computing model and network by encouraging millions of personal users to share idle resources such as computing power, storage and bandwidth by deploying sharing economy smart devices such as OneThing Cloud and Zhuanqianbao. With the shared cloud computing model, Xunlei provides high-quality, cost-effective cloud services for corporate clients. StellarCloud is a shared cloud computing platform which expands Xunlei’s existing CDN services to a novel cloud computing service stack, offering edge computing, function computing and shared CDN solutions.

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

StellarCloud CDN service is a distributed CDN service that integrates traditional cloud computing data centers and shared node networks. It provides common CDN capabilities such as video on demand, live video streaming, and file distribution. The system splits and encodes the data into segments and deploys them to multiple shared nodes according to a certain strategy. An end user requesting these data gets nearby nodes from our scheduling system, then establishes multiple peer-to-peer connections to fetch data segments concurrently and reassembles them into the original data. Combining our industry-leading peer-to-peer technology and the scheduling mechanism that has been improved for years, StellarCloud CDN moves data distribution from IDCs to cost-effective shared nodes, cutting bandwidth costs without compromising the quality of service.

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

Marketing

We have built up our reputation and maintained our popularity primarily through word of mouth. We believe satisfied users and customers are more likely to recommend our services to others. Thus, we continue to focus on improving our services and enhancing our user experience. In the meantime, we also invest in a variety of marketing activities to further promote our brand awareness among existing and potential users as well as other customers. For example, we host or attend various public relations events, such as seminars, conferences and trade shows, in the advertising, online video and online game industries to attract users and advertisers. To retain and drive the growth of our subscribers, we market our premium paid services and place subscription advertisements at prominent locations throughout our integrated service offerings.

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2023, we had 460 patents granted in China and four patents granted in the United States, while another 164 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2023, we had 824 trademarks registered in different applicable trademark categories in the PRC and three trademark registered with World Intellectual Property Organization. We had applied for registration of 95 trademarks in China.

Digital media data monitoring and copyright protection

We take measures to protect third-party copyrights. The internet industry in China suffers from copyright infringement issues and online digital media content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. Assisted by an intellectual property team dedicated to copyright protection, we have implemented internal procedures pursuant to the legal requirements under PRC laws and regulations to promptly disenable the download URL of content for which we receive notice of infringement from the legitimate rights holder, and we work closely with the regulatory authorities in China to ensure compliance with all rules and regulations. We seek assurances in our contracts with digital media content providers that (i) they have the legal right to license the digital media data for the uses we require; (ii) the digital media content itself as well as the authorization or rights granted to us neither breach any applicable law, regulations or public morals, nor impair any third-party rights; and (iii) they will indemnify us for losses resulting from both the non-compliance of such digital media content with the laws and claims from third parties.

We have implemented several initiatives to further commit to copyright protection. For example, we require our third-party content providers to provide content that they are duly authorized to provide and do not infringe intellectual property rights of any other parties. We also make available on our websites and mobile applications reporting channels so that we can timely remove content that infringes intellectual property rights of other parties. Despite the preventive measures we put in place, we may still be subject to copyright infringement suits. As of the date of this annual report, we are involved in seven pending copyright lawsuits in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The intellectual property protection mechanism we have implemented may not always be effective or sufficient. Certain services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

PRC Company Law

The establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993 and last amended on December 29, 2023, with effect from July 1, 2024, or the New PRC Company Law. The New PRC Company Law introduces new requirements on capital contributions, corporate governance, liabilities of directors, supervisors and senior executives, protection of minority shareholders, share transfer and liquidation process, among others.

The New PRC Company Law requires shareholders of limited liability companies to fully pay the subscribed capital within five years of the company’s establishment. Failure to comply with such requirements may lead to a loss of equity in the unpaid capital contribution. In certain situations, a company or its creditors can demand immediate fulfilment of the capital contribution obligation from shareholders who have not fully paid, even if the deadline for capital contribution has not yet passed. In addition, the State Administration for Market Regulation issued the draft Provisions on the Implementation of the Registration Capital Registration Management System on February 6, 2024 for public comments, which allows a three-year transition period for existing companies to adjust its subscribed capital to comply with the New PRC Company Law. The capital contribution of certain of the principal subsidiaries of the variable interest entity have not been fully paid. We will pay the outstanding subscribed capital or take relevant measures to comply with the New PRC Company Law and relevant regulations.

The New PRC Company Law also allows replace the supervisory board with an audit committee which is composed of directors, for both limited liability companies and joint-stock companies, in exercising the powers of the supervisory board. Alternatively, a small-scale company or a company with a few shareholders can appoint a single supervisor to exercise the powers of a supervisory board. A limited liability company can opt not to have any supervisor at all, so long as all shareholders unanimously agree. The New PRC Company Law provides more flexibility for companies to distribute powers among the shareholders’ meeting, board of directors and managers. Certain powers previously held by the shareholders’ meetings, such as deciding on the company’s business direction and investment plans, and reviewing and approving the company’s annual financial budget and final accounts, can now be decided by the board of directors or by managers, according to the division of powers in the company’s articles of association.

The New PRC Company Law strengthens the obligations of directors, supervisors and senior executives. For instance, the board of directors must verify and call on shareholders’ capital contributions. Directors responsible for this task are liable for compensation if they fail to perform these obligations and cause loss to the company. If a shareholder withdraws its capital contribution, the directors, supervisors and senior executives who are responsible are jointly and severally liable with the shareholders for the losses caused to the company, in addition to the shareholder’s obligation to repay the capital contribution. The directors, supervisors and senior executives are liable for compensation if the financial assistance provided by the company is in violation of the New PRC Company Law and causes losses to the company. For losses caused to others by a director or senior executive during the performance of their duties, the company is liable for compensation. However, if there is intent or gross negligence on the part of the director or senior executive, the person is also liable for compensation.

Furthermore, the New PRC Company Law provides the redemption rights of minority shareholders. If the controlling shareholder of a limited liability company misuses its shareholder rights and causes serious harm to the company or other shareholders, the affected shareholders may request the company to repurchase their equity interest at a reasonable price. A foreign-invested company is also subject to the PRC Company Law unless otherwise provided in the foreign investment laws.

PRC regulation on catalogue relating to foreign investment

The establishment and operations of wholly foreign-owned enterprises are mainly governed by the PRC Foreign Investment Law, which was enacted by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Detailed Rules for the Implementation of the Foreign Investment Law of the PRC, which became effective on January 1, 2020.

Investment activities in the PRC by foreign investors and foreign-invested enterprises are regulated by the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, promulgated by the NDRC and the Ministry of Commerce in December, 2021 and effective on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), or Encouraging Catalogue (2022 Version), promulgated by the NDRC in October 2022 and effective on January 1, 2023. Pursuant to the Encouraging Catalogue (2022 Version) and the 2021 Negative List, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign invested projects.

Establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2021 Negative List. For the restricted industries within the 2021 Negative List, some of the industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce, domestic multi-party communications, store-and-forward, and call center services). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiaries, and Shenzhen Xunlei, the VIE, and its shareholders. Shenzhen Xunlei or its subsidiaries holds the licenses and permits necessary to conduct our resource discovery network, cloud computing, online advertising, online games and related businesses in China, and Shenzhen Xunlei holds various operating subsidiaries that conduct a majority of our operations in China. Shenzhen Onething and one of its subsidiaries have obtained an updated Value-added Telecommunication Services License to cover CDN service for our cloud computing business. Both of Giganology Shenzhen and Xunlei Computer engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of restricted or prohibited categories under the 2021 Negative List. Hence, these activities operated by Giganology Shenzhen and Xunlei Computer are deemed to be permitted and open to foreign investment.

In December 2019, the Ministry of Commerce and the State Administration for Market Regulation issued Measures for the Reporting of Foreign Investment Information, effective on January 1, 2020, pursuant to which where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-funded enterprises shall report investment information to commerce departments.

PRC regulation on telecommunications and internet information services

The telecommunications industry, including the internet sector, is highly regulated in the PRC. Regulations issued or implemented by the State Council, Ministry of Industry and Information Technology and other government authorities cover many aspects of operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

●	Telecommunications Regulations (2016, revised). The Telecommunications Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalogue of Telecommunications Business,” an attachment to the Telecommunications Regulations, as updated by the Notice on Adjusting the Catalogue of Telecommunications Business, which became effective from April 1, 2003 and was amended on March 1, 2016, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet content provider services, or ICP services, are classified under the second category of value-added telecommunications businesses and the CDN services, the internet access services and the internet data center services are classified under the first category of value-added telecommunications business. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must obtain the Value-added Telecommunication Services License covering the business classified under the relevant category from Ministry of Industry and Information Technology or its provincial level counterparts.

●	Administrative Measures on Internet Information Services (2011, revised). According to these administrative measures, a commercial ICP service operator must obtain a Value-added Telecommunication Services License from the government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the Value-added Telecommunication Services License covering the ICP services from the Ministry of Industry and Information Technology or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP license number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.
●	Administrative Measures for Telecommunications Business Operating License (2017, revised). These administrative measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the Value-added Telecommunication Services License from applicable provincial level counterparts of the Ministry of Industry and Information Technology, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional Value-added Telecommunication Services License directly from the Ministry of Industry and Information Technology. The appendix to the Value-added Telecommunication Services License must specify the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its Value-added Telecommunication Services License. The Value-added Telecommunication Services License is subject to annual report requirement. An ICP service operator shall report certain information to the issuing authorities through the administrative platform in the first quarter every year. Such information includes the business performance of the telecommunications business in the previous year, service quality, the actual implementation of the network and information security guarantee systems and measures, among others. ICP service operator shall be responsible for the truthfulness of the information in the annual report.
●	Detailed Rules on the Administration of Internet Websites (2005), which set forth that the website operator is required to apply for the ICP filing from the Ministry of Industry and Information Technology or its local branches at the provincial level on its own or through the access service provider.
●	Provisions on Administration of Foreign-invested Telecommunications Enterprises (2022, revised). These provisions set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under these provisions, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC.
●	Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006). Under this circular, a domestic PRC company that holds a Value-added Telecommunication Services License is prohibited from leasing, transferring or selling this license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with the approved covering region on its Value-added Telecommunication Services License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.
●	Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market (2017), which further strengthens the supervision and management of the applications of cloud computing, big data and other applications. For an enterprise that conducts the CDN business without a Value-added Telecommunication Services License specifically covering such business, it must submit a written commitment to the original license issuing authority before March 31, 2017, undertaking that an eligible Value-added Telecommunication Services License will be obtained by the end of 2017. If such enterprise fails to make the commitment on time, it must carry out business activities strictly in compliance with their existing licenses. Furthermore, if the enterprise fails to obtain this license as committed, it should terminate the business starting from January 1, 2018.

To comply with these PRC laws and regulations, we operate our websites through Shenzhen Xunlei, our PRC variable interest entity. We, through Shenzhen Xunlei, currently hold a Value-added Telecommunication Services License covering its ICP services expiring on April 30, 2025 and another Value-added Telecommunication Services License for its provision of could computing services including internet data center services and internet access services expiring on October 31, 2024, and own the essential trademarks and domain names in relation to our value-added telecommunications business. Shenzhen Onething and one of its subsidiaries have obtained Value-added Telecommunication Services Licenses to cover the CDN service for our cloud computing business.

Under laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

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

The PRC government may shut down the websites of the holders of Value-added Telecommunication Services License that violate any of such content restrictions and requirement, revoke their Value-added Telecommunication Services Licenses or impose other penalties pursuant to applicable law. To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website.

PRC regulation on online transmission of audio-visual programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, the Ministry of Culture, the GAPPRFT, the NDRC and the Ministry of Commerce jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network. On April 25, 2016, the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, with the most recent amendment promulgated by the National Radio and Television Administration and becoming effective on March 23, 2021. Pursuant to these provisions, “audio-visual program services through private network and targeted communication” refer to television, mobile phones and other kinds of fixed and mobile electronic equipment as terminal recipients, and through setting up virtual private network through local networks and internet or with Internet and other information networks as targeted transmission channels, oriented to the public to provide audio-visual program service activities, such as radio and television programs conducted by such forms as internet protocol television (IPTV), private network mobile TV, internet TV, and other forms of content provision, integrated broadcast control, transmission and distribution activities. Any provider who engages in aforesaid service must obtain a license from the National Radio and Television Administration. Foreign-invested enterprises are not allowed to engage in the above business.

On December 20, 2007, GAPPRFT and Ministry of Industry and Information Technology jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, which came into effect on January 31, 2008 and was revised on August 28, 2015. These provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audiovisual program services determined by GAPPRFT. In a press conference jointly held by GAPPRFT and Ministry of Industry and Information Technology to answer questions with respect to the Audio-visual Program Provisions in February 2008, GAPPRFT and Ministry of Industry and Information Technology clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of these provisions shall be eligible to register their business and continue their operation of internet audio-visual program services so long as those providers had not been in violation of the laws and regulations. On March 10, 2017, SAPPRFT promulgated the Categories of the Internet Audio-Video Program Services, which classifies internet audio-video programs into four categories.

On April 8, 2008, GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. This notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Administrative Provisions on Internet Audio-visual Program Service shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Administrative Provisions on Internet Audio-visual Program Service.

On December 28, 2007, GAPPRFT issued the Notice on Strengthening the Administration of TV Dramas and Films Transmitted via the Internet. According to this notice, if audio-visual programs published to the public through an information network fall under the film and drama category, the requirements of the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays apply accordingly. In addition, providers of such services should obtain prior consents from copyright owners of all such audio-visual programs.

Further, on March 30, 2009, GAPPRFT issued the Notice on Strengthening the Administration of the Content of Internet Audiovisual Programs, or the Notice on Content of A/V Programs, which reiterates the requirement of obtaining the permit of audiovisual programs to be published to the public through information network and prohibits certain types of internet audiovisual programs containing violence, pornography, gambling, terrorism, superstition or other hazardous factors. In addition, on August 11, 2009, GAPPRFT issued the Notice on Relevant Issues Regarding Strengthening of the Administration of Internet Audio/visual Program Services Received by Television Terminals, which specifies that prior to providing audio-visual program services for television terminals, an ICP service operator shall obtain the License for Online Transmission of Audio-visual Programs containing the scope of “Integration and Operation Services of Audiovisual Programs Received by Television Terminals.”

To comply with these laws and regulations, Henan Tourism Information Co., Ltd., or Henan Tourism, one of our subsidiaries in the PRC, currently holds a License for Online Transmission of Audio-visual Programs, which expired on February 28, 2024. We are in the process of renewing such license. However, neither Shenzhen Wangwenhua, the entity that operates our live streaming business, nor Shenzhen Xunlei, the entity that provides our video content display services, is a registered owner of the license for online transmission of audio-visual programs. As a result, it is possible that PRC government authorities could determine that these businesses are operating without sufficient license. In addition, the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming requests all online shows and e-commerce to file with the National Internet Audio-Visual Platforms Information Management System before November 30, 2020. However, the practice of such filings varies at the provincial levels of Radio and Television Administration, which are in charge of such registration. For example, Guangdong Radio and Television Administration, which is in charge of our filing, only accepts register of live audio and video broadcasts of major political, military, economic, social, cultural, and sports activities or events, thus we are no longer required to conduct such filing, based on our inquires with the competent authorities. There is uncertainty as to whether we will be required to complete the registration in the future and we cannot assure you that we will successfully complete the registration in a timely manner, or at all We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial condition and results of operations.”

PRC regulation on online live streaming

On November 4, 2016, the Cyberspace Administration of China promulgated the Regulations on the Administration of Online Live Streaming Services, which became effective on December 1, 2016. These regulations provide that online live streaming service providers and distributors must legally obtain the qualification for internet news information services before providing such services on the internet, and engage in online news information services only to the licensed extent. Online live streaming service providers must review all live internet news information and interactions before publishing them, and set up their “chief editor” position if they provide live streaming services of internet news information. These regulations also stipulate that online live streaming service providers must carry out their subject responsibility, arrange professionals commensurate with its service size, establish and improve various management systems, and have the technical capability to immediately cut online live streaming, and its technical plans shall comply with national standards. In addition, online live streaming service providers must conduct graded and categorized management according to the content category and user scale of online live streaming, and establish a credit rating management system for online live streaming distributors as well as a blacklist management system.

On August 1, 2018, the Ministry of Industry and Information Technology, the Ministry of Public Security and other PRC government agencies jointly issued the Notice on Strengthening the Administration of Internet Live Streaming Services, which specifies respective duties of online live streaming service providers, network access service providers and application stores, aiming to prompt internet-based enterprises to fulfill their responsibilities. This circular provides that an online live streaming service provider must make a record filing with the competent telecommunications authority as an internet content provider. Online live streaming service providers are also required to apply for a permit with the local authorities if they engage in telecommunications business, livestreaming business for internet news information, online performance, and/or online visual-audio programs. Online live streaming service providers must make record filings with the local public security authorities within 30 days after live streaming services have been published on the internet. In addition, online live streaming service providers are required to implement a real name verification system for users, intensify administration of online anchors, establish a blacklist system for online anchors, optimize their system for watching and censoring livestreamed content for regulatory purposes, and improve measures to better respond to harmful content.

On November 12, 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, pursuant to which live streaming platforms for online shows are requested to strengthen positive value guidance and enable tasteful, meaningful, interesting and warm live streaming programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. This notice requests live streaming platforms for online shows and e-commerce to register with the National Internet Audio-Visual Platforms Information Management System. To date, we are still in process of making the application for such registration for our live streaming business. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live streaming rooms. Live streaming platforms for online shows need to manage the hosts and users making virtual gifting based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live streaming platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

On February 9, 2021, the Cyberspace Administration of China and six other PRC governmental authorities jointly issued the Circular on Issuing the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming, according to which live streaming platforms shall strictly abide by laws and regulations and state provisions when providing live streaming information services; strictly fulfill their live online platform statutory duties and implement live webcast listing platform main body responsibility, control network broadcast industry main issues list to establish and strictly implement that the editor in chief is responsible for, content audit, user registration, post comments, emergency response, technology security, the host management, training, assessment, reporting acceptance of internal management system. Live streaming platforms that carry out commercial network performance activities must hold a Network Cultural Operation License and file for an ICP. A live broadcasting platform providing online audio-visual program services must hold the Permit for Spreading Audio-Visual Programs via Information Network (or complete registration in the National Information Registration and Management System for Online Audio-visual Platform) and put this on their ICP record. A live broadcast platform that provides Internet news and information service must hold an Internet News and Information Service License. A network live broadcasting platform shall go through the formalities of filing an enterprise with the local cyberspace and information authorities in a timely manner, and a platform that stops providing live broadcasting services shall cancel the filing in a timely manner.

On March 25, 2022, Cyberspace Administration of China, the State Administration of Taxation and State Administration for Market Regulation jointly issued the Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry, which requires live streaming platforms’ strict compliance with laws and regulations, including real-name verification and voluntary registration. Platforms are obligated to authenticate live streaming publishers using their ID information and unified social credit code information. Additionally, platforms are required to report information such as the identity of the publisher, remuneration account, type of revenue, and profit-earning details to the local provincial-level cyberspace administration and competent tax authority every six months.

On May 7, 2022, the Cyberspace Administration of China, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, which iterates the requirements for live streaming platforms in respect of strengthening real-name registration, prohibiting minors from virtual gifting and restrictions on providing live streaming services to minors. Pursuant to these opinions, online platforms are prohibited from ranking, introducing or recommending live streaming performers solely by the monetary amount of virtual gifts that they have received from users, nor could the platforms rank users based on the monetary amount of virtual gifts that they have given to live streaming performers. Any such rankings currently available on these online platforms is ordered to be removed by June 7, 2022 according to the Live Streaming Opinions. In addition, the online platforms shall procure that, during the peak hours (from 8 p.m. to 10 p.m.) every day, each live streaming performer shall not engage in “PKs” (i.e., real-time interactive competitive game between two performers) against another performer for more than twice, and the online platforms shall not impose penalty within the game or provide any technical support to facilitate imposing such penalty.

PRC regulation on online cultural activities

On February 17, 2011, the Ministry of Culture promulgated the Provisional Measures on Administration of Internet Culture, which became effective on April 1, 2011 and was amended on December 15, 2017. On March 18, 2011, the Ministry of Culture issued the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture, which regulates entities engaging in activities relating to “online cultural products.” “Online cultural products” are defined as cultural products produced, disseminated and circulated via internet which mainly include: (i) online cultural products particularly produced for the internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons, and disseminated via the internet. Pursuant to these measures, entities are required to obtain Online Culture Operating Permits from the applicable provincial level culture administrative authority if they intend to commercially engage in any of the following types of activities:

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

On December 2, 2016, the Ministry of Culture issued the Administrative Measures for Business Activities of Online Performances, which became effective on January 1, 2017. According to these measures, the business of transmitting in real time the content of online games presented or narrated via information networks such as the internet, mobile communication networks and mobile internet or uploading such content for communication in the audio-visual form shall be administered as online performances. An operator of online performances shall apply for Online Culture Operating Permit with the competent provincial cultural administration department, and the business scope indicated on the Online Culture Operating Permit shall clearly include online performances. In addition, an operator of online performances shall present the number of its Online Culture Operating Permit in a prominent position on the homepage of its websites.

To comply with these laws and regulations, Shenzhen Xunlei obtained an Online Culture Operating Permit, which was last renewed in February 2022 with an effective period from March 16, 2022 to March 15, 2025 to offer music entertainment product online, operate online performance business and online shows business, and engage in the exhibition of online culture products and competition activities. Shenzhen Wangwenhua obtained an Online Culture Operating Permit with an effective period from May 2, 2023 to May 1, 2026 to operate online performance business and online shows business.

PRC regulation on online games

The online publication of online games is subject to the regulation of SAPPRFT. Under the Administrative Provisions on Online Publishing Services, ICP service operators must obtain the Internet Publishing Services License prior to provision of any online game publishing services. On September 28, 2009, GAPPRFT, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games,” which expressly requires that all online games need to be approved by GAPPRFT through the advance approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online. In addition, foreign investors are prohibited from operating online games by the forms of foreign invested enterprises. The indirect functions such as contractual control and technology supply are also prohibited.

In addition, on December 22, 2023, the National Press and Publication Administration released draft Online Game Administrative Measures, which restates existing regulations and market practices and also introduces new requirements, including (i) both the online game publisher and operating entities shall obtain Internet Publishing Services License and (ii) measures to curb excessive spending through setting spending limits and prohibitions on rewards to entice frequent gameplay. The draft explicitly prohibits the marketing of unapproved games, payment services for illegal games, and illegal online game operations. Additionally, game technical tests that involve charging users will need to obtain approval from the National Press and Publication Administration. It requires online game companies to set user spending limits, disclose those limits in their terms of service, and provide pop-up warnings when users demonstrate irrational spending behavior. It also prohibits online game companies from offering rewards as inducements for daily logins, initial account funding, or consecutive account funding. It also prohibits game companies from using speculative or auction-based approaches to offer or condone high-priced transactions in virtual items. The National Press and Publication Administration solicited comments on this draft by January 22, 2024, but there is no timetable as to when it will be enacted.

Our online game services are operated by Shenzhen Wangwenhua, Shenzhen Xunlei and Xunlei Games. All of these online game operating subsidiaries have obtained a Value-added Telecommunication Services License for operating our online games; and Shenzhen Xunlei, which holds 100% of the equity interest in Shenzhen Wangwenhua and 70% of the equity interest in Xunlei Games, has obtained an Internet Publishing Services License for the publication of internet games, which has expired on September 17, 2022. We are in the process of renewing such license, and re-submitted the required documents to the competent authorities for review in October 2023. However, neither Shenzhen Wangwenhua (including its subsidiary that operates online games) nor Xunlei Games has obtained an Internet Publishing Services License. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that Shenzhen Wangwenhua, its subsidiary that operates online games and Xunlei Games are not required to obtain Internet Publishing Services Licenses as well. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. For risks relating to the Internet Publishing Services License, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from competent authorities, including the discontinuance of our online game business.”

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

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. In July 2011, GAPPRFT, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games to strengthen the implementation of the anti-fatigue and real-name registration system. The main purpose of this notice is to curb addictive online game playing by minors and protect their physical and mental health. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. This notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.

In January 2011, Ministry of Culture, together with several other government agencies, jointly issued a circular entitled Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors. This circular indicates that online game operators must have a person-in-charge, set up specific service webpages and publicize specific hotlines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior. Online game operators must also submit a report regarding its performance under the Parental Guardianship Project to the local office of the Ministry of Culture each quarter.

On February 4, 2015, the Cyberspace Administration of China promulgated the Administrative Provisions on Account Names of Internet Users, which became effective as of March 1, 2015. These provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements,” including, among other things, observing the laws and regulations, protecting state interests, as well as ensuring the authenticity of any information they provide. Internet information service providers are responsible for protecting users’ privacy, maintaining the consistency between user information, such as account names and avatars, and compliance with the requirements set forth in these provisions, making reports to the competent authorities regarding any violation of these provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

On August 22, 2019, the Cyberspace Administration of China issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019, pursuant to which network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

In October 2019, National Press and Publication Administration issued the Notice by the General Administration of Press and Publication of Preventing Minors from Indulging in Online Games, under which the total period of time for underage users to play online games is strictly restricted. For example, from 22:00 p.m. each day to 8:00 a.m. of the next day, game operators are not allowed to provide underage users with any form of access to online games they operate, and the total length of time for game operators to provide underage users with access to online games cannot exceed three hours a day during statutory holidays or 1.5 hours a day on days other than statutory holidays. This notice also requires game operators to implement the real-name registration system for players of online games and take effective measures to restrict underage players from using paid services that are inconsistent with their capacity for civil conduct.

On August 30, 2021, the National Press and Publication Administration issued the Notice on Further Strict Management to Prevent Minors from Indulging in Online Games, which requires all online game operators to provide services to minors only on Fridays, Saturdays, Sundays and statutory holidays from 8:00 p.m. to 9:00 p.m., i.e., for one hour, and not to provide online games in any form to users who have not registered or logged in with their real names. In addition to the real-name registration system already in place, we have adjusted the systems in the games operated by us to comply with the requirements under this notice.

On October 26, 2021, the Cyberspace Administration of China issued draft Administrative Provisions on the Account Names of Internet Users. This draft provides that when registering an internet account, the user shall execute an agreement with the internet user account services platform, provide authentic identity information, and obey the rules of the platform for content production and account management, the platform conventions and service agreement. Internet user account service platforms shall establish, improve and strictly implement, among others, account name information management system, information content security system, and personal information protection system. Internet user account service platforms should also establish an account name information dynamic check patrol system for the verification of real identity information, improve their technical measures for purposes of account information legal compliance, and support account name authenticity checks. When an internet user account is in violation of the provisions of this draft, the internet user account service platform shall suspend the service and inform the user to correct the issue within a limited time; and if the user refuses to correct it, the account shall be terminated.

For the online games on our platform, we have implemented a real-name registration system for our online games. For game players who do not provide verified identity information, we assume that they are minors under 18 years of age. Online game operators or developers rely on the identify information provide by us to implement their anti-indulgence measures. With respect to anti-indulgence measures, we have cooperated with third parties in developing anti-indulgence measures and are currently working with our third-party online game providers to implement anti-indulgence measures pursuant to the Anti-indulgence Notice. We have completed in preparing application materials and connecting to the national anti-indulgence and real-name registration system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from competent authorities, including the discontinuance of our online game business.”

PRC regulation on online game virtual currency

Under the Notice on Strengthening the Administration of Online Game Virtual Currency, no enterprise may concurrently provide both virtual currency issuance service and virtual currency transaction service. This notice prohibits companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application is subject to sanctions, including, but not limited to, termination of operation, confiscation of incomes and fines. This notice also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online game virtual currency can only be used for products and services related to the issuance company’s own online games.

PRC regulation on internet publication

National Press and Publication Administration (formerly the SAPPRFT, GAPPRFT) is the government agency responsible for regulating publication activities in the PRC. In February 2016, the SAPPRFT and the Ministry of Industry and Information Technology jointly issued the Administrative Measures on Network Publication, which took effect in March 2016. Pursuant to these administrative measures, internet publishers shall be approved by and obtain an Internet Publishing Services License from National Press and Publication Administration to engage in network publication service. The network publication services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. These administrative measures also provide the detailed qualifications and application procedures for obtaining an Internet Publishing Services License. The Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games issued jointly by GAPPRFT and other administrations confirmed that the entities operating internet games must obtain the Internet Publication Services License. On February 21, 2008, the GAPPRFT promulgated the Rules for the Administration of Electronic Publication, effective on April 15, 2008 and amended on August 28, 2015, according to which online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to these rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the National Press and Publication Administration.

Shenzhen Xunlei holds the Internet Publishing Services License for the publication of internet games, which has expired on September 17, 2022. We are in the process of renewing such license, and re-submitted the required documents to the competent authorities for review in October 2023. Furthermore, neither Shenzhen Wangwenhua (including its subsidiary that operates online games) nor Xunlei Games, which operates our online game business, has obtained an Internet Publishing Services License. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from competent authorities, including the discontinuance of our online game business.”

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

On September 17, 2021, the Cyberspace Administration of China, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the regulators, and that security assessments of algorithms shall be conducted by the regulators. These guidelines also provide that an algorithm filing system shall be established and classified security management of algorithms shall be promoted.

On December 31, 2021, the Cyberspace Administration of China, together with the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation, jointly issued the Administrative Provisions on Algorithm Recommendations of Internet Information Services, effective on March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services.

On July 10, 2023, the Cyberspace Administration of China released the Interim Administrative Measures for Generative Artificial Intelligence Services, effective on August 15, 2023, pursuant to which any entity or individual that utilizes generative AI technology to provide texts, pictures, audio, video or other content generation services to the public within the PRC shall assume the responsibility of content producer for the content generated by generative AI technology. If personal information is involved, these entities and individuals are required to take responsibility as the personal information processor and protect personal information. Furthermore, these entities and individuals providing generative AI services with attribute of public opinions or capable of social mobilization must apply for a security assessment from the national cyberspace authority and fulfill certain algorithm filings procedures. In addition, these entities and individuals are required to adhere to certain principles, including, among others, ensuring that the content created by generative AI aligns with societal morals and does not threaten national security, taking measures to avoid discrimination, ensuring the accuracy of generated content, and respecting intellectual property rights. If any illegal generated content is discovered, these entities and individuals shall timely take measures such as termination of generation and transmission and prevent their recurrence through model optimization training and other methods, and report to the competent authority. These entities and individuals shall label pictures, videos, and other AI-generated content in accordance with the Administrative Provisions on Deep Synthesis of Internet Information Services.

We have taken several measures to comply these regulations providing an option for our users to turn off algorithm recommendation services. However, these regulations are relatively new thus uncertainties still exist as to its interpretation, and potential impacts on our business operations are still substantially uncertain. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by PRC regulations to limit the method and manner that the internet companies may apply when using algorithms.”

PRC regulation on internet privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have passed laws on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Several Provisions on Regulating the Market Order of Internet Information Services issued by Ministry of Industry and Information Technology on December 29, 2011, without the consent of a user, an ICP operator may not collect any user personal information or provide any such information to third parties. An ICP service operator shall expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator shall take immediate remedial measures and in severe consequences, to make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by Ministry of Industry and Information Technology on July 16, 2013, any collection and use of user personal information shall be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator shall also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of these regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued on August 29, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law of the PRC on November 7, 2016. Pursuant to the PRC Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations provided by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

On January 23, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, and the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs.

On August 22, 2019, the Cyberspace Administration of China issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

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

On May 28, 2020, the National People’s Congress adopted the PRC Civil Code, effective on January 1, 2021, according to which individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe on an individual’s right of privacy, unless otherwise prescribed by law or with such individual’s prior express consent. In addition, personal information is protected by the PRC laws. Any processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor must not divulge or falsify the personal information collected and stored by it, or provide the personal information of an individual to others without the consent of such individual.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, effective on November 1, 2021. The PRC Personal Information Protection Law requires that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On July 7, 2022, the Cyberspace Administration of China promulgated the Outbound Data Transfer Security Assessment Measure, effective on September 1, 2022, pursuant to which a data processor shall apply for security assessment with the competent authority before any outbound data transfer if the transfer involves (i) important data; (ii) personal information transferred overseas by a critical information infrastructure operator and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested. Furthermore, on August 31, 2022, the Cyberspace Administration of China promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified.

On February 22, 2023, the Cyberspace Administration of China promulgated the Personal Information Outbound Transfer Standard Contract Measures, effective on June 1, 2023. These measures apply to the provision of personal information to any overseas recipient by a personal information processor through executing standard contract for personal information outbound transfer with such overseas recipient. The personal information processor who provides personal information to overseas recipient through standard contract shall meet the following criteria: (i) it is not a critical information infrastructure operator; (ii) it handles personal information of less than one million individuals; (iii) it provided personal information of less than 100,000 individuals in aggregate to overseas recipients since January 1 of the previous year; and (iv) it provided sensitive personal information of less than 10,000 individuals in aggregate to any overseas recipients since January 1 of the previous year. These measures also require a personal information processor to conduct a personal information protection impact assessment before providing any personal information to an overseas recipient and complete the filing with local cybersecurity authority within 10 working days from the effective date of the standard contract.

On 22 March 2024, the Cyberspace Administration of China enacted the Provisions on Facilitating and Regulating Cross-border Data Flows, or the Provisions, which became effective on the same date. The Provisions relax certain data export requirements by introducing modifications and exemptions to the three mechanisms for cross-border data transfer, namely (i) security assessment; (ii) standard contract for personal information outbound transfer; and (iii) personal information protection certification. Among these, a security assessment is required for (i) export of important data;(ii)export of personal information by a CIIO, unless any of the exempted circumstances apply; and (iii) export of sensitive personal information of 10,000 or more individuals or personal information of 1,000,000 or more individuals since 1st January of that year (for the purpose of calculating the amount thresholds, the personal information/sensitive personal information provided under any of the exempted circumstances shall be excluded). Either the standard contract or the certification can be adopted where a non-CIIO data operator cumulatively provides outside of mainland China the personal information (excluding sensitive personal information) of 100,000 or more individuals but fewer than 1,000,000 individuals since 1st January of that year or cumulatively provides outside of mainland China the sensitive personal information of fewer than 10,000 individuals since 1st January of that year. The Provisions outline several exemptions , such as (i) provision of data collected and generated in activities such as international trade, cross-border transportation, academic cooperation, cross-border production and marketing, which do not involve personal information or important data, (ii) provision of data collected and generated overseas after being processed within the China, provided that no important data and personal information are involved during the process; (iii) provision of data for contractual fulfilment by an individual, cross-border human resource management, or to protect the life, health, and property safety of natural persons in emergency situations; and (iv) a non-CIIO data operator cumulatively provides outside of mainland China the personal information (excluding sensitive personal information) of fewer than 100,000 individuals since 1st January of that year. In addition, data processors operating within the free trade experimental zones may enjoy further exemptions.

To comply with these laws and regulations, we have established information security systems to protect users’ privacy, we also have adopted a risk detection mechanism for data security defects and vulnerabilities, and set up an emergency response mechanism for data security incidents. We also periodically review our privacy policies and amend as needed based on the development and changes of the personal information we will collect and process to ensure that we have comply with relevant requirements, including obtaining users’ prior consent to the collection and processing of their personal information before such collecting and processing. However, our system may not be compliant with laws and regulations. We have been ordered to rectify our app as it failed to explicitly inform users the purpose, method, and scope regarding personal data collection. We will continue to review and amend our privacy policies on our websites and mobile applications periodically based on the development and changes of our business operations so that we obtain proper consents from our users for collecting and using their personal information.

PRC regulation on internet medicine information service

The State Food and Drug Administration promulgated the Administration Measures on Internet Medicine Information Service on July 8, 2004, which was amended in November 2017, and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the applicable provincial level counterpart of State Food and Drug Administration. Shenzhen Xunlei has obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration for the provision of internet medical information services with an expiry date of August 21, 2023. Shenzhen Wangwenhua has also obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration for the provision of internet medical information services with the expiry date extended to August 23, 2027.

PRC regulation on advertising business

The State Administration for Market Regulation is the government agency responsible for regulating advertising activities in the PRC.

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from the State Administration for Market Regulation or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of laws or regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with laws and regulations. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet shall not impair the normal use of the network by users. The advertisements released in pop-up form on the webpage of the Internet and other forms shall indicate the close flag in prominent manner and ensure one-key close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the event of serious violations, the State Administration for Market Regulation or its local branches may revoke violators’ licenses or permits for their advertising business operations.

On February 25, 2023, the State Administration for Market Regulation issued the Measures for the Administration of Internet Advertising, effective on May 1, 2023. These measures provide requirements for transparency, user rights protection and responsibilities for advertising agents, advertising publishers and platform operators, and also introduce requirements for various forms of online advertisements, including pop-up advertisements, open-screen advertisements, livestreaming advertisement, “soft text advertisements,” internet advertisements containing links, auction ranked advertisements, algorithm-recommended advertisements, internet live broadcast advertisements and covert advertisements. For instance, when promoting goods or services through soft text advertisements such as knowledge introduction, experience sharing and consumption evaluation with attached purchase methods like shopping links, the advertisement publisher must clearly indicate “advertisement” to distinguish it as such. These measures specifically require internet platform operators to take measures to prevent and stop illegal advertisements, which include recording and storing the real identity information of users who publish advertisements for at least three years, monitoring and investigating advertisement content, and employing measures to stop illegal advertisements. Platform operators must also establish effective complaint and reporting mechanisms, cooperate with competent governmental authorities in investigating illegal conduct, and use measures such as warnings or suspending or terminating services for users who publish illegal advertisements. Platform operators are prohibited from using technical means or other methods to obstruct competent governmental authorities’ advertisement monitoring. Violation of these requirements may result in administrative penalties including fines, confiscation of illegal incomes, suspension of business operations and revocation of business licenses, among others. The administrative penalty decisions made by competent governmental authorities will be publicly disclosed through the National Enterprise Credit Information Publicity System. We have outsourced our advertising business to Itui in 2020 and required Itui to set up an effective review mechanism for each advertisement it places on our websites and platform to ensure the content is truthful, accurate, and in full compliance with laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Advertisements displayed on our platform may subject us to penalties and other administrative actions.”

PRC regulation on information security and censorship

The PRC laws and regulations specifically prohibit the use of internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to the Measures for the Administration of Computer Information Network and International Networking Security Protection, which was issued by the State Council on January 8, 2011, and other regulations, it is mandatory for internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the amended Law on Preservation of State Secrets, which became effective on October 1, 2010, provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per requests of state security authorities, public security or state secrecy, the internet service provider shall delete any content on its website that may lead to disclosure of state secrets.

On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016 and the most recent amendment of which became effective on August 1, 2022, to further strengthen the administration over the mobile internet application information services. Pursuant to these provisions, owners or operators of mobile internet applications that provide information services are required to be responsible for information security management, which, among others, includes the following:

●	certifying the identification information of the registered users;
●	establishing and improving the protective mechanism for users information, following the principle of legality, rightfulness, necessity and good faith, and having clear and reasonable purposes, disclose processing rules, abide by the regulations on the scope of necessary personal information and take necessary measures to ensure personal information security; and
●	establishing and improving the verification mechanism for the content, taking measures against any illegal content, keeping the records and reporting such content to competent authorities.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the PRC Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. In addition, the PRC Cyber Security Law requires network operators must not collect personal information irrelevant to their services. The network operators are required to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the competent authorities in a timely manner.

On August 25, 2017, the Cyberspace Administration of China promulgated the Provisions on the Administration of Internet Comments Posting Services, which became effective on October 1, 2017 with the most recent amendment becoming effective on December 15, 2022. According to these provisions, internet comments posting services refer to the services of publishing transcripts, symbols, expressions, pictures, audio and video and other information offered by Internet websites, applications, interactive communication platforms and other types of website platforms having the capabilities of social mobilization or influencing public opinion by way of comment, reply, message, bullet screen, like and using other means. Providers of the internet comments posting services shall strictly assume the primary responsibilities and discharge the following obligations accordingly:

●	verify the real identity information of registered users following the principle of using real name at foreground and volunteering to do so at background and forbid the provision of internet comments posting services for users whose real identity information is not verified or falsely use the identity information of the organization or others;
●	establish and improve a user personal information protection system;
●	establish a system to review new comments before they are published when providing internet comments posting services;
●	establish and improve an internet comments posting review and management, real-time check, emergency response, report acceptance and other information security management systems, timely identify and process illicit and unhealthy information and submit a report to the competent network information departments;
●	develop information protection and management technologies for the internet comments posting, timely identify security flaws and bugs and other risks in internet comments posting services, take remedial measures and submit a report to the competent internet and information departments; and
●	set up a reviewing and editing team, strengthen the post review and review training and improve the professionalism of editors.

In addition, on August 25, 2017, the Cyberspace Administration of China promulgated the Administrative Provisions on Internet Forum and Community Services, which became effective on October 1, 2017, pursuant to which the internet forum and community service providers shall assume the primary responsibility for establishing and improving the information inspection and verification, public information real-time check, emergency response and personal information protection and other information security management systems, put in place safe and controllable preventative measures, employ professionals based on service scope, and provide necessary technical support for the departments in performing duties according to the law. The internet forum and community service providers shall not use internet forum and community services to publish or disseminate information banned by laws, regulations and provisions of the state. Where the internet forum and community service providers identify any aforementioned information, they shall cease the transmission of such information forthwith, delete and take other measures, retain the records and timely submit a report to the Cyberspace Administration of China or its local branches.

On November 15, 2018, the Cyberspace Administration of China and the Ministry of Public Security jointly promulgated the Provisions for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity, which deems microblogging, live streaming, information sharing services as internet information having the capabilities of social mobilization or influencing public opinion. The service providers providing such services are required to conduct security assessments when they launch new online services, expand the functionality of their existing services, introduce new technologies or applications, experience a significant increase in user base, witness the spread of unlawful or harmful information, or any other circumstance identified by the cybersecurity authorities. These service providers are required to submit security assessment reports to the local cybersecurity authorities and public security bureau via the National Internet Security Management Service Platform.

On June 27, 2022, the Cyberspace Administration of China promulgated the Administrative Provisions on the Account Information of Internet Users, effective from August 1, 2022, which provides guidelines on the provision the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

On September 9, 2022, the Cyberspace Administration of China, together with the Ministry of Industry and Information Technology and State Administration for Market Regulation, jointly issued the Administrative Provisions on Internet Pop-up Window Information Notification Services, effective on September 30, 2022, which provides that providers of internet pop-up window information push services shall implement the responsibilities as subjects of information content management and establish and improve management systems for censoring of information content, ecological governance, data security and personal information protection, and protection of minors.

Violation of these laws and provisions may result in penalties, including fines, confiscation of illegal income. In the case of serious violations, the competent telecommunication authority, public security authority and other competent authorities may suspend relevant business, rectification or close down the website, or revoke licenses or permits for their business operations.

We are subject to the laws and regulations relating to information security and censorship. To comply with these laws and regulations, we have completed the mandatory security filing procedures with the local public security authorities, and regularly update its information security and content-filtering systems with newly issued content restrictions as required by the laws and regulations. Although instances in the past have suggested that our information security and content-filtering systems may not be compliant with laws and regulations in all respects, we strive to improve our systems by continuously implementing additional protective and examining measures to reduce the risk of cyber-incidents and to detect improper or illegal content. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—System failure, interruptions and downtime, including those caused by cyber-attacks or security breaches, can result in user dissatisfaction, adverse publicity or leakage of confidential information of our users and customers, and our business, financial condition, results of operations may be materially and adversely affected.”

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. The PRC Data Security Law establishes a classified and tiered system for data protection based on the level of importance of the data in the economic and social development, as well as the level of danger of the data imposed on national security, public interests, or the legal interests of individuals and organizations upon any manipulation, destruction, leakage, illegal acquisition or illegal usage. Furthermore, it is specified that the PRC Cybersecurity Law applies to the security administration of the cross-border transfer of important data collected and generated by operators of “critical information infrastructure” during their operations in China.

On November 14, 2021, the Cyberspace Administration of China published a discussion draft of Administrative Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. These measures also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities.

In addition, these measures requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. These measures also state that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of Cyberspace Administration of China before January 31 of each year.

Further, these measures also require internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the Cyberspace Administration of China and reported to local branch of the Cyberspace Administration of China for approval. The Cyberspace Administration of China solicited comments on this draft, but there is no timetable as to when it will be enacted.

On December 28, 2021, the Cyberspace Administration of China, the NDRC, the Ministry of Industry and Information Technology and several other authorities jointly promulgated Measures for Cybersecurity Reviews, which became effective on February 15, 2022. According to these measures, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to these measures. The aforesaid operators shall file for a cybersecurity review with Cybersecurity Review Office under the Cyberspace Administration of China if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. Cybersecurity reviews focus on assessing the following national security risks factors: (i) the risk of illegal control, interference or destruction of critical information infrastructure, arising from the purchase and utilization of network products and services; (ii) the harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of network products and services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with the PRC laws, administrative regulations and ministry rules of the suppliers of network products and services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the network information security risk in relation to listing abroad; and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security.

On July 7, 2022, the Cyberspace Administration of China promulgated the Outbound Data Transfers Security Assessment Measures, effective on September 1, 2022, which require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year, intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the Cyberspace Administration of China. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. Any violations of these measures may result in the penalties for the data processor and its responsible person under the PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law and other laws and regulations, which include warnings, rectification, suspension of business, revocation of license or fines of up to RMB50 million or five percent of annual revenue for the data processor and up to RMB1 million for responsible individuals.

PRC regulation on torts

In May 2020, the National People’s Congress promulgated the PRC Civil Code, which became effective on January 1, 2021. Under the PRC Civil Code, internet users and internet service providers shall bear tortious liability in the event they infringe upon other people’s civil rights and interests through the internet. Where an internet user is infringing upon the civil rights or interests of another person via internet, the injured party shall have the right to demand the internet service provider to take necessary measures such as deleting the infringing content, etc. by serving the internet service provider a notice. Where the internet service provider fails to take any necessary measures, it shall be jointly and severally liable with the internet user for any additional injury or damage incurred thereafter. Under the circumstance that the internet service provider is aware that an internet user is infringing upon the civil rights or interests of another person and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

PRC regulation on intellectual property rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright law

Under the PRC Copyright Law (1990), as amended in 2001, 2010 and 2020, and its related implementing regulations, creators of protected works enjoy personal and property rights, including the right of dissemination via information network of the works. The term of a copyright, other than the rights of authorship, alteration and integrity of an author which shall be unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the National Copyright Administration and Ministry of Industry and Information Technology jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services, such as uploading, storing, linking or searching works, audio or video products, or other content through the internet based on the instructions of internet users who publish content on the internet, without editing, amending or selecting any transmitted content. When imposing administrative penalties upon the act which infringes upon any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Pursuant to the Regulation on Protection of the Right of Communication through Information Network, as amended in 2013, an ICP service provider may be exempted from indemnification liabilities under following circumstances:

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

In December 2012, the Supreme People’s Court of China promulgated the Provisions on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, the most recent amendment of which became effective on January 1, 2021. According to these provisions, the courts will require ICP service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from rights holders, but also links or content they “should have known” to contain infringing content. The provisions further provide that where an ICP service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights.

To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content on our websites and platforms and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Patent law

The National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The Patent Office under the China National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model and a fifteen-year term in the case of a design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use may constitute an infringement of the patent rights. As of December 31, 2023, we had 460 registered patents in the PRC and 164 patent applications were being examined by the Patent Office of the China National Intellectual Property Administration.

Trademark law

Registered trademarks are protected under the PRC Trademark Law, which was adopted in 1982 and amended in 1993, 2001, 2013 and 2019, and its implementation rules. The Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2023, we had 824 trademarks registered in different applicable trademark categories in China and three trademarks registered with World Intellectual Property Organization. We had applied for registration of 95 trademarks in China.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by Ministry of Industry and Information Technology on August 24, 2017 and effective on November 11, 2017. Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names. China Internet Network Information Center is responsible for the daily administration of CN domain names and Chinese domain names. On June 18, 2019, China Internet Network Information Center issued the Implementing Rules of National Top-Level Domain Names Registration, Pursuant to the Administrative Measures on the Internet Domain Names and the Implementing Rules of National Top-Level Domain Names Registration, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. We have registered “xunlei.com” and other domain names.

PRC regulation on tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was last revised on December 2018. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, which also became effective on January 1, 2008 and last revised on April 23, 2019. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, which became effective simultaneously with the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the PRC Enterprise Income Tax Law and such circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments may continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, the PRC Enterprise Income Tax Law and its implementation rules permit qualified “high and new technology enterprises” to enjoy a reduced enterprise income tax rate of 15%.

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the PRC Enterprise Income Tax define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the general position of the State Administration of Taxation on how the “de facto management body” text should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In April 2020, the Ministry of Finance, the State Administration of Taxation and the NDRC issued the Announcement on Continuing the Enterprise Income Tax Policies for the Large-Scale Development of Western China, which became effective on January 1, 2021, allowing enterprises operated in an encouraged industry that is established in western China to pay the enterprise income tax at a reduced rate of 15% from January 1, 2021 to December 31, 2030.

Although we are not controlled by a PRC enterprise or PRC enterprise group and we do not believe that we meet all of the above-mentioned conditions, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purpose. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which may have a material adverse effect on our results of operations.”

Under PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly owned subsidiary in China and Shenzhen Xunlei, the variable interest entity in China and its shareholders, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment to the tax liability of Shenzhen Xunlei, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

PRC value added tax

On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries. The scope of certain modern services industries under this circular extends to the inclusion of radio and television services. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, which took effect on May 1, 2016. Pursuant to this circular, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay value-added tax, in lieu of business tax. The value-added tax rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of Value-added Tax Rates, which became effective on May 1, 2018. According to this circular, certain value-added tax rates have been reduced since May 1, 2018, such as (i) value-added tax rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively; and (ii) value-added tax rate of 11% originally applicable to the taxpayers who purchase agricultural products is adjusted to 10%.

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of the PRC issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019. According to this announcement, starting from April 1, 2019, the value-added tax rate of 10% was adjusted to 9% while the VAT rate of 16% was adjusted to 13%.

PRC dividend withholding tax

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-Hong Kong Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation issued a new circular on issues relating to “beneficial owner” in tax treaties, which became effective on April 1, 2018. This circular provides a more flexible guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, non-resident taxpayers which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits and are subject to further regulation by the tax authorities. If non-resident taxpayers fail to claim the tax treaty benefits with the withholding agent, or the materials and the information contained in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. In addition, according to a tax circular issued by State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although Xunlei Computer is currently wholly owned by Xunlei Network HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-Hong Kong Taxation Arrangement.

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

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Funds, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits.

PRC regulation on foreign exchange control and administration

Foreign exchange regulation in the PRC is primarily governed by the following regulations:

●	Foreign Exchange Administration Rules, which was promulgated by the State Council on January 29, 1996 and amended on January 14, 1997 and on August 5, 2008 respectively; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, promulgated by the People’s Bank of The PRC on June 20, 1996.

Under the Foreign Exchange Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches; while for the foreign currency payments for current account items, the SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of the PRC are also subject to limitations, which include approvals by or registration with the Ministry of Commerce, SAFE and NDRC, or their respective competent local branches. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.

In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, effective on June 1, 2015, pursuant to which foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. This circular, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi-registered capital converted from foreign currencies. According to this circular, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. SAFE subsequently issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts on June 9, 2016. This circular provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on discretionary basis which applies to all enterprises registered in China. This circular also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which became effective on December 17, 2012. This circular substantially amends and simplifies the current foreign exchange procedure. The major developments under this circular are that the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the promulgation of this circular. Reinvestment of Renminbi proceeds by foreign investors in the PRC no longer requires SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires SAFE approval.

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

In February 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, which took effect on June 1, 2015. This circular delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment. On April 26, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting Trade and Investment Facilitation and Improving Authenticity Review, which provides that for outward remittances of the profit equivalent of more than US$50,000 (exclusive) by domestic institutions, banks shall review relevant board resolutions (or the partnership resolution) on profit distribution, the original copies of tax return forms and the financial statements evidencing the profits, in accordance with the principle of authentic transactions.

In January 2017, SAFE promulgated the Circular on Further Improving the Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which provides several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Furthermore, according to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment. Pursuant to this circular, restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises and restrictions on the use of funds in domestic asset realization accounts for foreign exchange settlement are cancelled.

PRC regulation on foreign exchange registration of offshore investment by PRC residents

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014. This circular requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” The term “control” under this circular is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. This circular further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period, or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and the amendment requirements described above could result in liability under PRC law for the evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, which took effect on June 1, 2015. This circular delegates to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the SAFE Circular No. 37, except that those PRC residents who have failed to comply with the SAFE Circular No. 37 will continue to fall within the jurisdiction of the local SAFE branches and must make their supplementary registration application with such local SAFE branches.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular No. 37 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE Circular No. 37 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

PRC regulation on employee share options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies. Pursuant to these notices, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges according to the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the domestic individuals participating in the stock incentive plans of overseas listed companies with SAFE or its local branches.

Our PRC citizen employees who have been granted share options or restricted shares, or PRC grantees, are subject to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies. If we or our PRC grantees fail to comply with these notices and the Administrative Measures for Individual Foreign Exchange, we and/or our PRC grantees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law. In addition, the State Administration for Taxation issued certain circulars concerning employee share awards. Under these circulars, our employees working in the PRC who exercise share options or hold the vested restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share awards with tax authorities and to withhold individual income taxes of those employees who exercise their share options or hold the vested restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

PRC regulation on dividend distributions

The PRC Company Law primarily governs the distribution of dividends paid by wholly foreign-owned enterprises after the PRC Foreign Investment Law and Regulation on the Implementation of the PRC Foreign Investment Law came into effect. Under the PRC Company Law, enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory common reserves until its cumulative total reserve funds reaches 50% of its registered capital.

PRC regulation on overseas listings

On August 8, 2006, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules purport to require that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Select Market, given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, which became effective on March 31, 2023, and five supporting guidelines. These measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas follow-on offering or listing, or other equivalent offing activity, including issuance of convertible notes, exchangeable notes or preferred shares, by a domestic company, whether directly or indirectly, must be filed with the CSRC and comply with the requirements under these measures. The indirect overseas listing of domestic companies refers to companies mainly engaged in business activities in the PRC domestic market, which issue shares or other similar rights based on their domestic equity, assets, earnings, or similar rights in the name of a company registered overseas for overseas listing. The five supporting guidelines also provide that the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets both of the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC companies in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the principal place of business is in the PRC or carried out in the PRC. In all such cases, the issuer or its designated principal operating PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit a filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit a filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. The issuer shall also submit a report with respect to the following material events within three business days after the occurrence and announcement of such event: (i) change of control rights; (ii) being investigated or punished by overseas securities regulatory authorities or competent authorities; (iii) change of listing status or listing board; and (iv) voluntary or mandatory termination of the listing. The five supporting guidelines specify that “control relationship” or “control right” under the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies refer to the actual control of the company by means of equity, voting rights, trusts, agreements and other arrangements, either individually or jointly, directly or indirectly. Given this scope, these measures are intended to apply to PRC companies that use a variable interest entity structure. These measures also identify certain circumstances that will preclude issuers from pursuing overseas offerings and listings, including (i) explicit prohibition from financing through listing by laws, administrative regulations or national provisions; (ii) recognition by the competent department of the State Council that the issuer’s overseas offering and listing may harm national security; (iii) commission of criminal offenses, such as embezzlement, bribery, misappropriation of property, or disruption of market orders by the domestic companies, its controlling shareholder, or the actual controller within the past three years; (iv) ongoing investigation by law enforcement agencies for suspected criminal or significant illegal and irregular activities without any clear conclusion yet; and (v) material ownership disputes over shares held by the controlling shareholder or by other shareholders that are controlled by controlling shareholder and/or actual controller. Additionally, these measures include certain compliance requirements for issuers, such as compliance with national security laws, regulations and provisions on foreign investment, cyber security and data security, and address that security review procedures, if involved, shall be carried out in accordance with laws prior to submitting the application for overseas offering and listing. Failure to comply with the filing requirements under these measures may result in warnings, rectification and fines of not less than RMB1 million and not more than RMB10 million for the PRC companies. The responsible persons may face a warning and fines of not less than RB0.5 million and not more than RMB5 million. Additionally, fines of not less than RMB1 million and not more than RMB10 million may be imposed on the PRC company’s controlling shareholder and actual controller who organizes or instructs the violation. These measures have no retroactive effect.

On February 24, 2023, the CSRC together with other PRC governmental authorities issued the Provisions on Strengthening the Management of Confidentiality and Archives regarding Overseas Securities Offerings and Listings by Domestic Companies, effective March 31, 2023, pursuant to which domestic companies, securities companies and securities service institutions involved in the overseas offerings and listings by PRC domestic companies, either in direct or indirect form, must establish a system of confidentiality and archival management to prevent disclosure of state secrets or harm to the state and public interests. These provisions require domestic companies involved in overseas offerings and listings to obtain approval from the competent authority and file with the secrecy administrative department at the same level before providing or publicly disclosing any document or material that involves state secrets or working secrets of state organizations. They must strictly follow relevant procedures in accordance with regulations to provide any document or material, the leakage of which may have adverse effects on national security or public interests. Domestic companies must provide a statement to securities companies and securities service institutions indicating that they have followed these requirements. Additionally, domestic companies must enter into a confidentiality agreement with securities companies and securities service institutions to specify their confidentiality obligations and liabilities in accordance with laws and regulations, including the PRC Laws on Protecting State Secrets and the Confidentiality and Archives Management Provisions. Working papers produced by securities companies and securities service institutions within the PRC for overseas offerings and listings shall also be stored within the PRC. These provisions also require domestic companies to complete relevant procedures before providing accounting archives to entities, including securities companies, securities service institutions, overseas regulators, and individuals. Domestic companies, securities companies and securities service institutions must obtain approvals before providing documents and information in response to inspections and investigations by overseas regulators. These inspections and investigations should be conducted via the cross-border supervision mechanism whereby the PRC regulators will provide necessary assistance.

PRC regulation on initial coin offerings

On September 4, 2017, the People’s Bank of China, the Office of the Central Leading Group for Cyberspace Affairs, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the CSRC and the China Insurance Regulatory Commission jointly promulgated the Announcement on Prevention of Token Fundraising Risks to strengthen the administration of the initial coin offerings activities. Pursuant to this announcement, “fundraising through token offerings” is referred to as a type of fundraising activities where an issuer raises “virtual currencies” such as Bitcoin or Ether from investors through the illegal issuance and subsequent circulation of tokens. Pursuant to the announcement, token fundraising activity is essentially an illegal public fundraising activity without obtaining government approval. It is a suspected illegal offering of tokens, illegal offering of securities, illegal fundraising, financial fraud, or pyramid scheme, which are criminal offenses under the PRC law. This announcement prohibits fundraising activities through token issuance. In addition, the announcement also provides that token trading platform should not be engaged in (i) the exchange between any statutory currency with tokens and “virtual currencies,” (ii) the trading, either as a central counterparty or not, of the tokens or “virtual currencies,” and (iii) token or “virtual currency” pricing, information intermediary services or other services for tokens or “virtual currencies.”

On September 15, 2021, the People’s Bank of China, the Office of the Central Cyberspace Affairs Commission, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission and the State Administration of Foreign Exchange jointly promulgated the Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation to further strengthen the administration of the virtual currency trading. Pursuant to this circular, virtual currencies do not have the same legal status as legal currencies and it is strictly prohibited and banned that virtual currency-related business activities are illegal financial activities, including carrying out exchange services between legal currencies and virtual currencies or between virtual currencies, buying and selling virtual currencies as a central counterparty, providing information intermediary and pricing services for virtual currency transactions, token issuance financing, virtual currency derivative transactions and other virtual currency-related business activities are suspected of illegal sale of tokens, unauthorized public issuance of securities, illegal operation of futures business, illegal fundraising and other illegal financial activities. Pursuant to the Circular, if related illegal financial activities constitute a crime, criminal liability shall be investigated in accordance with the law.

On September 2, 2022, the Standing Committee of the National People’s Congress issued the Anti-Telecom and Online Fraud Law, pursuant to which entities or individuals shall not help others commit money laundering through virtual currency trading for carrying out telecom and online fraud activities.

We launched the LinkToken business in 2017 and disposed of such business to an independent third party in April 2019. We do not believe that we engaged in token fundraising activities by virtue of carrying out LinkToken operations prior to our disposal of such operations, nor do we believe that we would have been deemed to be a token trading platform, which is operated under a completely different business model. To date, no governmental financial regulators have imposed any administrative penalties against us relating to LinkTokens on the basis that we engaged in token fundraising activities. In April 2020, we launched our own reward program, which allows users to contribute their idle bandwidth capacity in exchange for a small amount of cash rewards. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information on LinkToken and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Regulatory uncertainties exist with respect to our historical LinkToken operations, which may have an adverse effect on our business and results of operations” for regulatory uncertainties and risks relating to our previous LinkToken operations.

PRC regulation on blockchain information services

On January 10, 2019, the Cyberspace Administration of China issued the Provisions on the Administration of Blockchain Information Services, which came into effect on February 15, 2019. Pursuant to these provisions, a blockchain information service provider is required to file particulars of such service provider including its name, service category, service form, application field, and server address with the blockchain information service filing management system managed by the Cyberspace Administration of China and go through filing procedures within ten business days after it starts to provide services. After completing the filing procedure, the blockchain information service provider should display the filing number in a conspicuous position on the service provider’s websites and applications through which it provides services. Service providers that had already started to provide blockchain information services before these provisions became effective are required to do make-up filings within 20 business days after these provisions became effective. As of the date of this annual report, we had obtained the initial record-filing number.

In addition, these provisions also imposed an array of obligations to the providers of blockchain information services. For example, blockchain information service providers are required to set up various rules and procedures in terms of user registration, information verification, emergency response, and safeguard measures. Blockchain information service providers are also required to formulate and publish blockchain platform management rules and enter into a service agreement with users of blockchain information services. In addition, blockchain information service providers are obligated to verify the real name of the users of blockchain information services and are prohibited to offer services to users who fail to provide information relating to their real identity. Failure to comply with requirements in these provisions may subject blockchain information service providers to administrative penalties such as warning, being ordered to temporarily suspend relevant business operations to rectify within prescribed time period, or fines, or criminal liabilities, depending on which provisions are violated.

On March 12, 2021, the National People’s Congress published Outline of the People’s Republic of China 14th Five-Year Plan for National Economic and Social Development and Long-Range Objectives for 2035, which states that PRC will accelerate the promotion of digital industrialization including blockchain and will promote the innovation of blockchain technology such as smart contracts, consensus algorithms, encryption algorithms, and distributed systems, focus on alliance chains to develop blockchain service platforms and application solutions in the fields of fintech, supply chain management, and government services, and improve supervision mechanisms.

On May 27, 2021, the Ministry of Industry and Information Technology and the Cyberspace Administration of China jointly issued Guiding Opinions on Accelerating the Application of Blockchain Technology and the Development of the Industry, which states that the management of blockchain-related intellectual property rights shall be strengthened and risk control mechanisms and technical prevention measures shall be improved. For example, it encourages enterprises to explore and establish a common intellectual property rights protection mechanism through blockchain patent pools, intellectual property rights alliances and other modes. The opinions also emphasize the importance of accelerate the application of blockchain technology and the overall development of the industry.

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

PRC regulation on anti-money laundering

On October 31, 2006, the Standing Committee of the National People’s Congress issued the PRC Anti-Money Laundering Law, pursuant to which special non-financial institutions that are required by relevant regulations to perform the obligation of anti-money laundering shall, in accordance with law, perform their anti-money laundering obligation by adopting preventive and monitoring measures and establishing sound systems for distinguishing clients’ identities, and preserving the data for clients’ identities and records of transactions, and a report system for transactions involving large sums of money and for dubious transactions. The client ID data and transaction information acquired through performing the functions and duties of anti-money laundering according to law shall be kept confidential, and shall not be provided to any unit or individual unless otherwise prescribed by law. Any unit or individual that finds money laundering activities is entitled to report the same to the competent administrative authority of anti-money laundering or judicial organ, and the organs that accept the report shall keep confidential the reporter and the content reported. Advertising in the internet finance area and other publicity behaviors shall be carried out in a lawful, compliant, authentic, and accurate manner. No improper publicity of financial products or business may be carried out.

On June 1,2021, the People’s Bank of China published the Circular of the People’s Bank of China on Seeking Public Comments on the PRC Anti-Money Laundering Law (Revised Draft for Comment). Under this draft, enterprises and other market entities shall submit information on beneficial owners through the relevant information system of the market supervision and regulation department. Any enterprises, institutions, or individual that, for the purpose of providing commodities or services, receives and pays in cash instead of through financial institutions and the amount exceeds the prescribed amount shall report to China Anti-Money Laundering Monitoring and Analysis Center. The specific measures for the declaration of large cash receipts and payments shall be formulated by The State Council’s anti-money laundering administrative department authorized by the State Council jointly with relevant departments. No enterprise, institution or individual may evade the obligation of reporting large cash receipts and payments by means of splitting cash transactions.

On April 12, 2016, General Office of the State Council issued a Circular of the General Office of the State Council on Issuing the Implementing Proposals for the Special Rectification of Internet Financial Risks, pursuant to which online peer-to-peer lending platforms or equity-based crowdfunding platforms shall not engage in asset management, claims or equity transfer, capital allocation in the high-risk securities market, or other financial business without approval. Internet enterprises that have not obtained the financial business qualifications may not carry out the corresponding business by relying on the internet, and the nature of the business they carry out shall comply with the business qualifications obtained. Without approval of the relevant departments, no financial products of different categories that are privately placed may be offered to the public by packaging, splitting, or otherwise.

Furthermore, the People’s Bank of China, China Banking and Insurance Regulatory Commission and China Securities Regulatory Commission jointly published the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), which became effective on January 1, 2019. Under these measures the specific scope of work on anti-money laundering and counter-terrorism financing in the internet finance industry shall be determined, adjusted and released by the People’s Bank of China in concert with financial regulators of the State Council in accordance with laws, regulations and regulatory rules, including the online payment, peer-to-peer lending, peer-to-peer lending information intermediary services, equity crowdfunding financing, internet fund sale, internet insurance, internet trust and internet consumption finance. The People’s Bank of China will develop an online monitoring platform for anti-money laundering and counter-terrorism financing in the internet finance industry (hereinafter referred to as the “online monitoring platform”), and this online monitoring platform will be used to improve the online regulatory mechanism for anti-money laundering and strengthen information sharing. Service agencies other than financial institutions and non-banking payment institutions shall register the fulfillment of duties in anti-money laundering and counter-terrorism financing on the online monitoring platform. Where a single cash receipt or payment, or the aggregate cash receipts and payments, of a client on a single day, amount(s) to RMB50,000 or more or the equivalent value of US$10,000 or more, a service agency that is neither a financial institution nor a non-banking payment institution shall report the large-amount transaction within five working days of the occurrence of the transaction.

Laws and Regulations in Singapore

The below section sets forth a summary of the laws and regulations that most affect our business activities in Singapore. The laws and regulations relate to online streaming, payment processing, games, data protection, intellectual property rights, anti-money laundering and terrorism financing, dividend distribution, and employment and labor.

Singapore regulation on online live streaming

Broadcasting Act

The Broadcasting Act 1994 of Singapore, or the Broadcasting Act, regulates the dealing in, the operation of and the ownership in broadcasting services and broadcasting apparatus, and online communication services, which are accessible to Singapore-end users, and for matters connected therewith.

Pursuant to this act, an online communication service refers to an electronic service which has the characteristics of a social media service. This electronic service means a service which (a) enables end-users to access or communicate content on the Internet using that service (including a point-to-multipoint service), or deliver content on the Internet to persons having the appropriate equipment to receive that content, (b) between a point in Singapore and one or more points in Singapore, or between a point or one or more points, where the first-mentioned point is outside Singapore and at least one of the other points is inside Singapore, and (c) is not an excluded electronic service.

To the extent that we provide an online communication service that is not exempted under the Broadcasting Act, the Infocomm Media Development Authority, namely the regulator of the information, communications and media sectors in Singapore, the Infocomm Media Development Authority may designate our online communication service as a regulated online communication service pursuant to Section 45K of the Broadcasting Act. The Infocomm Media Development Authority may designate an online communication service as a regulated online communication service provider after taking into account the range of all online communication services provided to Singapore end users, and the extent and nature of the effect that the different types of online communication services have on the people of Singapore and her different communities. According to Section 45L and Section 45M of the Broadcasting Act, such regulated online communication service providers are mandated to comply with the online Code of Practice and the other regulations prescribed by the Infocomm Media Development Authority.

We have not been designated by the Infocomm Media Development Authority as a regulated online communication service and are not subject to compliance with any online Codes of Practice that the Infocomm Media Development Authority may issue to providers of such regulated online communication service.

We highlight that Part 10A of the Broadcasting Act on online communication service regulation does not apply to any of our content provided or communicated on the internet before the date of February 1, 2023, the commencement of Section 5 of the Online Safety (Miscellaneous Amendments) Act 2022. For our content provided or communicated on the internet after February 1, 2023, to which Part 10A of the Broadcasting Act applies, we note our ongoing obligation under Section 45A of the Broadcasting Act to ensure that we (a) provide a safe online environment for Singapore end-users that promotes responsible online behavior, (b) deter objectionable online activity and prevent access to harmful content, (c) place adequate priority on the protection of Singapore end-users who are children of different age groups from exposure to content which may be harmful to them, and (d) be regulated in a manner that enables public interest considerations to be addressed. In connection therewith, we have in place internal procedures to stop egregious content from being communicated or provided on our online communication service, in full compliance with the Broadcasting Act. Such internal procedures include publishing a set of community guidelines on our online communication service that outlines our expectations for user behavior, implementing a complaints resolution process to promptly remove any egregious content, and utilizing a third-party content filtering system to prevent any egregious content from being communicated or provided on our online communication service, however, there can be no assurance that such internal procedures would always be adequate. Any failure to comply is an offence under Section 45E of the Broadcasting Act and may result in administrative sanctions such as fines of up to SGD$1 million imposed by the Infocomm Media Development Authority. In the case of a continuing offence, further fines of up to SGD$100,000 for every day or part of a day during which the offence continues after conviction may be imposed by the Infocomm Media Development Authority.

The Broadcasting Act also prohibits the provision of certain broadcasting services, including internet content, in or from Singapore without a license issued by the Infocomm Media Development Authority. The Broadcasting Act sets out an automatic class licensing scheme for computer online services provided by internet content providers. Under the Broadcasting (Class Licence) Notification, an internet content provider, which includes a corporation which provides any program for business purposes on the internet, is automatically class-licensed without any need to make a specific application for licensing to the Infocomm Media Development Authority and are automatically subject to comply with the conditions of the class license set out under the Schedule of the Broadcasting (Class Licence) Notification and the Internet Code of Practice.

As an internet content provider, we are automatically class-licensed by the Infocomm Media Development Authority pursuant to the Broadcasting (Class Licence) Notification and are obliged to comply with the class license conditions and the Internet Code of Practice. Our compliance includes using our best efforts to ensure that prohibited material, namely, any material that is objectionable on the grounds of public interest, public morality, public security, national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singaporean laws (including, explicitly, the propagation, promotion or discussion of any political or religious issues relating to Singapore), is not broadcast via the internet to Singaporean end-users. We are also required to deny access to any prohibited material if directed to do so by the Infocomm Media Development Authority. In this regard, we have in place internal procedures to ensure that prohibited materials are not broadcasted to Singapore-end users, in full compliance with the class license conditions and the Internet Code of Practice. Such internal procedures include publishing a set of community guidelines that outlines our expectations for user behavior, implementing a complaints resolution process to promptly remove any prohibited materials, and utilizing a third-party content filtering system to prevent any prohibited materials from being broadcasted to Singapore end-users, however, there can be no assurance that such internal procedures would always be adequate. If we contravene the class license conditions or the Internet Code of Practice, we may face administrative sanctions such as the suspension or cancelation of our automatic class license, or fines imposed by the Infocomm Media Development Authority.

Singapore regulation on online games

Gambling Control Act

Currently, the Gambling Control Act 2022 of Singapore, or the Gambling Control Act, prohibits a person from conducting gaming unless the person is, pursuant to Section 18(b)(ii) of the Gambling Control Act, a class licensee authorized under a class license to provide a gambling service involving conducting gaming or gaming of that kind.

According to the Infocomm Media Development Advisory on the Regulation of Remote Games of Chance under the Gambling Control Act, remote games of chance that provide transferable in-game items such as prizes, and where such prizes are not money and cannot be converted within the game into money, money equivalent or anything else of value unrelated to the game are regulated under a class license regime as a Type 2 class license. Under the class license regime, any person who wishes to offer an remote games of chance under the Type 2 class license does not need to apply for a license from the Gambling Regulatory Authority and can continue to develop and publish games so long as they comply with the respective set of conditions set out in the Gambling Control (Remote Games of Chance – Class Licence) Order 2022, or the Gaming Control Order.

As our gaming activities are undertaken in relation only to remote games of chance that provide transferable in-game items such as prizes, and such prizes are not money and cannot be converted within the game into money, money equivalent or anything else of value unrelated to the game, we will be regulated by the Gambling Regulatory Authority under the class license regime as a Type 2 class licensee so long as we comply with the Type 2 class license conditions under Paragraph 7 of the Gambling Control Order. Our compliance efforts include, taking all reasonably practicable steps to ensure that we do not provide a service whereby (a) any prize that may be won in the interactive game of chance, (b) any feature of the interactive game of chance that may be unlocked (in a randomized or partially randomized fashion) during gameplay, or (c) any complimentary token awarded by or under the authority of the class licensee to any player for or to play, or to continue to play, the interactive game of chance, is readily converted or made readily converted into money or a money equivalent or into anything else of value except for use in an in‑game microtransaction during that same interactive game of chance or another interactive game that is related to the abovementioned interactive game of chance. Accordingly, so long as we are compliant with Paragraph 7 of the Gambling Control Order, we are not required to apply for a license under the Gambling Control Act to undertake such gaming activities. In connection therewith, we have not applied for a license under the Gambling Control Act for our gaming activities.

In the event that we undertake gaming activities that constitute a service that contravenes the Gambling Control Order, and we do not fall within any of the other exceptions under the Gambling Control Act, we will apply for a license under the Gambling Control Act before we undertake such activities to ensure that we are in full compliance with the Gambling Control Act.

C.          Organizational Structure

The following diagram illustrates our corporate structure, including the variable interest entity and our principal subsidiaries and principal subsidiaries of the variable interest entity, as of the date of this annual report on Form 20-F:

Notes:

(1)	Shenzhen Xunlei is the variable interest entity. Mr. Sean Shenglong Zou, our co-founder, Mr. Hao Cheng, our co-founder, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests, respectively.
(2)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.
(3)	The remaining 20% of the equity interest is owned by Service Center for Department of Culture and Tourism of Henan Province.

Contractual Arrangements with Shenzhen Xunlei

Agreements that enable us to direct the activities most significantly affect Shenzhen Xunlei’s economic performance

Business operation agreement

Pursuant to the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei’s shareholders must appoint the candidates nominated by Giganology Shenzhen to be the directors on its board of directors in accordance with applicable laws and the articles of association of Shenzhen Xunlei, and must cause the persons recommended by Giganology Shenzhen to be appointed as its general manager, chief financial officer and other senior executives. Shenzhen Xunlei and its shareholders also agree to accept and strictly follow the guidance provided by Giganology Shenzhen from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Shenzhen Xunlei and its shareholders agree that Shenzhen Xunlei will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including, but not limited to, the amendment of Shenzhen Xunlei’s articles of association, without the prior consent of Giganology Shenzhen and Xunlei Limited or their respective designees. This agreement will expire in 2026.

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

In the opinion of Kewei Law Firm, our PRC legal counsel:

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

We have been advised by Kewei Law Firm, our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business to provide digital media data transmission and streaming services, online games and other value-added telecommunication services do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.           Property, Plant and Equipment

Our principal executive offices are located at 3709 Baishi Road, Nanshan District, Shenzhen, 518000, the People’s Republic of China, which comprises approximately 65,000 square meters of construction space. Other than our proprietary offices in Shenzhen, we also lease offices in several cities including Shenzhen, Beijing, Shanghai, Guangzhou and Wuhan. All offices have a total floor area of approximately 14,255 square meters. We completed the construction of our headquarters building and relocated our principal executive offices to the new headquarters building at the address mentioned above in December 2022, and obtained the ownership certificate of the new headquarters building in March 2024. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. Our leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed upon expiration. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

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

We provide users with quick and easy access to digital media content on the internet through our core product and services, available to users for free and for a subscription fee, respectively. Our acceleration product and services include Xunlei Accelerator and our subscription services delivered through our products. Benefitting from the large user base accumulated by our core product, Xunlei Accelerator, we have further provided and developed live streaming services and various other internet value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs. These value-added products and services primarily include online game services.

We generate revenues primarily through the following services:

●	Subscription services. We provide subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed 32.7% of our revenue in 2023. Subscription fees are duration-based and are primarily collected up-front from subscribers on a monthly, quarterly or annual basis.
●	Cloud computing services and products. We provide cloud computing services to our customers, such as internet content providers, through our cost-efficient CDN services by crowdsourcing idle bandwidth from our users. In addition to the sales of our cloud computing services, we sell hardware devices that provide our users with easy access to our cloud computing services. Revenues from cloud computing services and products contributed 33.8 % of our revenue in 2023.
●	Live streaming and other internet value-added services. Other internet value-added services primarily include online advertising, online games and other technical services. Revenues from live streaming and other internet value-added services accounted for 33.5% of our total revenue in 2023.

Our total revenues increased from US$239.6 million in 2021 to US$342.6 million in 2022, and further increased to US$364.9 million in 2023. We had a net income attributable to Xunlei Limited of US$1.2 million, US$21.5 million and US$14.2 million in 2021, 2022 and 2023, respectively.

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

As our industry evolves rapidly and user preference for our services may change quickly, our revenues and results of operations significantly depend on our ability to continue enhancing and expanding our service offerings to meet evolving user preference and market demand, and to broaden our user base. We have a proven track record of developing our service offerings to successfully address the preferences of China’s internet users. To address deficiencies of digital media content transmission over the internet in China, we provide users with quick and easy access to digital media content on the internet through our core product and services, Xunlei Accelerator and our subscription services, available to users for free and for a subscription fee, respectively. We have also launched our cloud computing project to allocate idle uplink capacity to internet content providers and other internet users in need. We gather idle uplink capacity from internet users who have bought and connected our proprietary cloud computing hardware devices (such as Onething Edge Cube and Onething Edge Station) to their network router. To meet our users’ digital media content access and consumption needs, we have further developed live streaming services and various value-added services, including online game services. Furthermore, we focus more on user behaviors and study users’ life cycles on our platform, so that we can offer relevant services at the right time and encourage users to continue using our services.

Our ability to further monetize our user base.

Our revenues and results of operations depend on our ability to further monetize our user base, to convert more users to subscribers and to increase the spending of our subscribers. With enhanced knowledge of user behavior and preferences, we offer a diverse range of premium services tailored to their individual needs. For example, our subscription services offer users value-added services for speed. We intend to further monetize our user base and aim to convert users to subscribers by expanding our offering of value-added services, such as cloud-based storage mobile and TV access. We plan to provide one-stop services for our users, in terms of accessing content and storage and synchronization of content across devices.

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

Our results of operations depend on our ability to control our costs and operating expenses. We expect our bandwidth costs to increase as we grow our business, in particular CDN business, although we expect such costs to be partly offset by the fact that we expect to source an increasing amount of bandwidth from our cloud computing services. In addition, our operating expenses are expected to increase in the future, since we expect an increase in marketing expense in a competitive environment and an increase in employee compensation to attract talents. We plan to continue to invest in research and development to maintain our technology leadership, especially to increase our research and development expenses and sales and marketing expenses in relation to our cloud computing, subscription and live streaming businesses.

Description of certain statement of operations items

Revenues

We derive our revenues primarily from cloud computing services and products, subscription services, and live streaming and other internet value-added services, which consist primarily of live streaming services, online advertising services, online games and other technical services. With a view to better presenting our revenues, we reclassified our revenues for the purpose of analysis at the beginning of 2022 by re-grouping the previous four types of revenues, i.e., subscriptions, online advertising, product revenue, and cloud computing and other internet value-added services, into three types of revenues, i.e., cloud computing, subscriptions, and live streaming and other internet value-added services. Revenues in 2021 have been retrospectively reclassified so that the numbers can be compared and analyzed. The following table sets forth the principal components of our total revenues by amounts and percentages of our revenues for the years presented.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Cloud computing services and products	94,813	39.6	119,635	34.9	123,411	33.8
Subscriptions	91,174	38.0	100,557	29.4	119,343	32.7
Live streaming and other internet value-added services	53,614	22.4	122,372	35.7	122,157	33.5
Total	239,601	100.0	342,564	100.0	364,911	100.0

Cloud computing services and products. Revenues from cloud computing services and products increased from US$94.8 million in 2021 to US$119.6 million in 2022 and further to US$123.4 million in 2023. For cloud computing services, we recognize revenue when we provide bandwidth to our customers. Revenue from cloud computing services and products in 2023 accounted for 33.8% of our total revenues.

Subscriptions. We generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a duration-based subscription fee. The standard subscription fee is RMB10 (US$1.41) per month or RMB99 (US$13.98) per year, and we also offer premium subscription packages with prices at RMB15 (US$2.12) per month or RMB149 (US$21.04) per year or RMB30 (US$4.24) per month or RMB288 (US$40.66) per year to cater to subscribers’ different demand for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Revenue from our subscription revenues increased from US$91.2 million in 2021 to US$100.6 million in 2022 and further to US$119.3 million in 2023. Our subscription revenue as a percentage of our revenues decreased from 38.0% in 2021 to 29.4% in 2022 and increased back to 32.7% in 2023.

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

Live streaming and other internet value-added services. Revenues from live streaming and other internet value-added services increased from US$53.6 million in 2021 to US$122.4 million in 2022 but slightly decreased to US$122.2 million in 2023.

Revenues from live streaming and other internet value-added services were generated primarily from our live streaming services, online advertising services, online games and other technical services. For live streaming services, users purchase virtual gifts from us and send the gifts they purchase to broadcasters while enjoying broadcasters’ performance. Our online advertising revenues are derived from the advertising revenue sharing agreement we entered into with Itui, our largest shareholder. Our online games business consists of web games, mobile games and PC-based massively multiplayer online games, which generated approximately 2.0% of our total revenues in 2023.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) cost of live streaming services or revenue-sharing of the live streaming, (iii) depreciation of servers and other equipment, (iv) payment handling charges, (v) cost of inventories sold, and (vi) other costs. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Bandwidth costs	80,720	33.7	104,580	30.5	112,522	30.8
Cost of live streaming services or revenue-sharing of the live streaming	26,506	11.1	78,636	23.0	67,302	18.4
Depreciation of servers and other equipment	4,805	2.0	1,363	0.4	740	0.2
Payment handling charges	3,066	1.3	6,500	1.9	8,494	2.3
Cost of inventories sold	1,516	0.6	2,228	0.7	5,911	1.7
Other costs	1,990	0.8	6,747	1.9	5,680	1.6
Total	118,603	49.5	200,054	58.4	200,649	55.0

Bandwidth costs. Bandwidth costs consist of the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers and the fees we compensate users of our cloud computing hardware devices for the use of their idle uplink capacity. Bandwidth is a significant component of our cost of our total revenues. We expect our bandwidth costs to increase, but we anticipate the costs as a percentage of revenues would decline as we plan to rely more on crowdsourced bandwidth and further diversify our procurement sources.

For details on our cloud computing services and products, see “Item 4. Information on the Company—B. Business Overview.”

Cost of live streaming services or revenue-sharing of the live streaming. Cost of live streaming services or revenue-sharing of the live streaming mainly represents the fees we pay to broadcasters and talent agencies. We expect such cost to increase in the near future.

Cost of inventories sold. Cost of inventories sold mainly consists of the cost associated with the sale of hardware devices in connection with our cloud computing services such as OneThing Edge Cube and OneThing Edge Station.

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

Other costs. Other costs mainly include fast bird service cost, which we pay to telecommunication service providers for accelerating service we provide for our subscribers’ internet access and content review costs.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) credit loss expenses/(write-back), net. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Research and development expenses	61,859	25.8	67,680	19.8	74,201	20.3
Sales and marketing expenses	24,569	10.3	24,841	7.3	43,509	11.9
General and administrative expenses	36,868	15.4	39,701	11.6	46,875	12.8
Credit loss expenses/(write-back), net	1,206	0.5	(844)	(0.3)	100	0.0
Total	124,502	52.0	131,378	38.4	164,685	45.0

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

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the future as we expect to invest in brand enhancement efforts and the promotion of our products and services, particularly as we plan to increase our efforts in promoting our Mobile Xunlei, live streaming and other mobile products.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits, depreciation of property and equipment, professional service fees and other administrative expenses. We expect our general and administrative expenses to increase in the future as we expect our business to continue to grow and as a result of general inflation.

Credit loss expenses/(write-back), net. Credit loss expenses/(write-back), net, primarily consist of credit losses allowances for accounts receivable, due from related parties and other receivables. The credit loss expenses in 2023 mainly represents accrual of credit losses allowance for certain receivables based on our assessment.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands.

China

Pursuant to the PRC Enterprise Income Tax Law, effective on January 1, 2008 and last revised in December 2018, a 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In addition, the PRC Enterprise Income Tax Law and its implementation rules permit qualified “high and new technology enterprises” to enjoy a reduced enterprise income tax rate of 15%.

In January 2016, PRC government authorities further issued qualification criteria, application procedures and assessment processes for the qualification of “high and new technology enterprises.” Each of Shenzhen Xunlei, Shenzhen Onething, Xunlei Computer and Shenzhen Wangwenhua possessed such “high and new technology enterprises” certificate for the year ended December 31, 2023. As a result, these four entities are qualified to enjoy a preferential tax rate of 15% for the year ended December 31, 2023. The “high and new technology enterprises” certificates possessed by Shenzhen Xunlei and Shenzhen Wangwenhua were renewed and are effective until October 2026. The “high and new technology enterprises” certificates possessed by Shenzhen Onething and Xunlei Computer will expire in December 2024.

In July 2020, Jiangxi Node Technology Services Co., Ltd., or Jiangxi Node, was qualified for a preferential tax rate of 15%. The 15% preferential tax rate is awarded to companies that are located in the western and certain other regions of China until December 31, 2030, including Ganzhou of Jiangxi Province, and operate in certain encouraged industries. Jiangxi Node is qualified for such preferential tax rate for 2021, 2022 and 2023.

Certain of our subsidiaries in China have been granted tax concessions that are applied to small-scale entities by tax authorities in China. Jiangxi Node was also qualified as a small-scale entity for the year ended December 31,2023. The remaining PRC subsidiaries and the VIE’s subsidiaries are subject to a 25% enterprise income tax.

According to the PRC Enterprise Income Tax Law and its implementation rules, foreign enterprises which have no commercial presence in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to a 10% PRC withholding tax (a further reduced withholding tax rate may be available according to the applicable double tax treaty or arrangement). The 10% withholding tax is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2022 and December 31, 2023, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such withholding tax is required.

In addition, the PRC Enterprise Income Tax Law treats enterprises established outside the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. If a company is considered as a PRC resident enterprise for tax purposes, it would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income after January 1, 2008. As of December 31, 2023, our company has not accrued for PRC tax on such basis. Our company will continue to monitor its tax status.

Hong Kong

Our subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong.

Singapore

Our subsidiaries incorporated in Singapore are subject to 17% of their taxable income.

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

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Total revenue, net of rebates and discounts	239,601	100.0	342,564	100.0	364,911	100.0
Business taxes and surcharge	(819)	(0.3)	(1,067)	(0.3)	(1,189)	(0.3)
Total net revenues	238,782	99.7	341,497	99.7	363,722	99.7
Cost of revenues	(118,603)	(49.5)	(200,054)	(58.4)	(200,649)	(55.0)
Gross profit	120,179	50.2	141,443	41.3	163,073	44.7
Research and development expenses	(61,859)	(25.8)	(67,680)	(19.8)	(74,201)	(20.3)
Sales and marketing expenses	(24,569)	(10.3)	(24,841)	(7.3)	(43,509)	(11.9)
General and administrative expenses	(36,868)	(15.4)	(39,701)	(11.6)	(46,875)	(12.8)
Credit loss (expenses)/write-back, net	(1,206)	(0.5)	844	0.3	(100)	(0.0)
Total operating expenses	(124,502)	(52.0)	(131,378)	(38.4)	(164,685)	(45.0)
Operating (loss)/income	(4,323)	(1.8)	10,065	2.9	(1,612)	(0.3)
Interest income	723	0.3	1,898	0.6	4,619	1.3
Interest expense	(95)	—	(93)	—	(1,514)	(0.4)
Other income, net	4,678	2.0	13,545	4.0	16,904	4.6
Income before income tax	983	0.4	25,415	7.4	18,397	5.2
Income tax benefits/(expenses)	125	0.1	(4,068)	(1.2)	(4,131)	(1.1)
Net income for the year	1,108	0.5	21,347	6.2	14,266	4.1
Less: Net (loss)/income attributable to the non-controlling interest	(83)	—	(116)	(0.1)	41	—
Net income attributable to Xunlei Limited	1,191	0.5	21,463	6.3	14,225	4.1

Year ended December 31, 2023 compared with year ended December 31, 2022.

Revenues. Our total revenues increased by 6.5% from US$342.6 million in 2022 to US$364.9 million in 2023, primarily due to increased revenues from our subscription and cloud computing businesses.

●	Revenue from cloud computing services and products increased by 3.2% from US$119.6 million in 2022 to US$123.4 million in 2023, primarily due to increased sale of our cloud computing hardware devices.
●	Revenue from subscription services increased by 18.7% from US$100.6 million in 2022 to US$119.3 million in 2023, primarily due to the increased number of subscribers from 4.99 million as of December 31, 2022 to 5.99 million as of December 31, 2023.
●	Revenues from live streaming and other internet value-added services decreased by 0.2% from US$122.4 million in 2022 to US$122.2 million in 2023, primarily due to the downsize of our domestic audio live streaming operations since June 2023.

Cost of revenues. Our cost of revenues increased by 0.3% from US$200.1 million in 2022 to US$200.6 million in 2023, primarily attributable to the increases in bandwidth cost, cost of inventories sold and payment handling cost, partially offset by the decrease in cost of live streaming services or revenue-sharing of the live streaming.

Bandwidth costs. Our bandwidth costs increased by 7.6% from US$104.6 million in 2022 to US$112.5 million in 2023, primarily due to increased demand for our subscription and cloud computing services, which was consistent with the increase in subscription and cloud computing revenues.

Cost of live streaming services or revenue-sharing of the live streaming. Our cost of live streaming services or revenue-sharing of the live streaming decreased by 14.4% from US$78.6 million in 2022 to US$67.3 million in 2023, primarily due to enhanced profitability of our live streaming business during 2023.

Depreciation of servers and other equipment. Depreciation of servers and other equipment decreased by 45.7% from US$1.4 million in 2022 to US$0.7 million in 2023, primarily due to the decrease in the number of servers and equipment in 2023.

Payment handling charges. Our payment handling charges increased by 30.7% from US$6.5 million in 2022 to US$8.5 million in 2023, primarily due to the increased demand for third-party payment service to collect fees for rendering subscription and live streaming services.

Cost of inventories sold. Our cost of inventories sold increased by 165.3% from US$2.2 million in 2022 to US$5.9 million in 2023, primarily due to increased sale of cloud computing hardware devices.

Other costs. These costs decreased by 15.8% from US$6.7 million in 2022 to US$5.7 million in 2023, primarily due to the decreased cost in our block chain business.

Gross profit. As a result of the above, our gross profit increased by 15.3% from US$141.4 million in 2022 to US$163.1 million in 2023.

Gross profit margin also increased from 41.3% in 2022 to 44.7% in 2023, primarily due to the increased revenue contribution of subscription services in 2023, which has a higher gross profit margin.

Operating expenses. Our operating expenses increased by 25.4% from US$131.4 million in 2022 to US$164.7 million in 2023, primarily due to the increase in sales and marketing expenses, general and administrative expenses and research and development expenses.

Research and development expenses. Our research and development expenses increased by 9.6% from US$67.7 million in 2022 to US$74.2 million in 2023, primarily due to increased labor costs resulting from increased headcount in 2023.

Sales and marketing expenses. Our sales and marketing expenses increased by 75.2% from US$24.8 million in 2022 to US$43.5 million in 2023, primarily driven by the increase in marketing expenses for our subscription services and live streaming business.

General and administrative expenses. Our general and administrative expenses increased by 18.1% from US$39.7 million in 2022 to US$46.9 million in 2023, primarily due to the increase in share-based compensation expenses, depreciation of our Xunlei headquarters building and a one-off impairment of servers and network equipment incurred in 2023.

Credit loss (expenses)/write-back, net. We recorded a debit amount of US$0.1 million in 2023, compared to a credit amount of US$0.8 million in 2022. The change was primarily due to an increase in the allowance accrued based on our receivables assessments as of December 31, 2023.

Interest income. Our interest income increased by 143.2% from US$1.9 million in 2022 to US$4.6 million in 2023, primarily due to the increased interest income from time deposits with original maturities of three months or less, which had higher interest rates in 2023.

Interest expense. Our interest expense increased from US$0.1 million in 2022 to US$1.5 million in 2023, primarily driven by the interest expenses of bank loans.

Other income, net. Our other income, net increased by 24.8% from US$13.5 million in 2022 to US$16.9 million in 2023, primarily due to the increase in investment income from short-term investments and reversal of certain payables related to a previously disposed business with low payment probability during 2023.

Income tax expenses. Our income tax expenses remained stable at approximately US$4.1 million in 2022 and 2023.

Net income. As a result of the above, we recorded a net income of US$14.3 million in 2023, as compared with a net income of US$21.3 million in 2022. The change was primarily driven by the increase in operating expenses as discussed above.

Net income attributable to Xunlei Limited. As a result of the above, we generated net income attributable to Xunlei Limited of US$21.5 million in 2022 and US$14.2 million in 2023.

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

Cost of live streaming services or revenue-sharing of the live streaming. Our cost of live streaming services or revenue-sharing of the live streaming increased by 196.7% from US$26.5 million in 2021 to US$78.6 million in 2022, primarily due to the increased fees we pay to broadcasters and talent agencies. Such increase is consistent with the growth in our live streaming revenue.

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

Credit loss (expenses)/write-back, net. We recorded a credit amount of US$0.8 million in 2022, compared to a debit amount of US$1.2 million in 2021. The decrease was primarily due to the recovery of certain receivables according to our current expected credit loss assessment.

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

Income tax benefits/(expenses). We recorded income tax expenses of US$4.1 million in 2022, compared with income tax benefits of US$0.1 million in 2021. We recorded income tax expenses in 2022 primarily due to an increase in taxable profit.

Net income. As a result of the above, there was a net income of US$21.3 million in 2022, as compared with a net income of US$1.1 million in 2021. The change was primarily due to the increases in gross profit and other income.

Net income attributable to Xunlei Limited. As a result of the above, we generated net income attributable to Xunlei Limited of US$1.2 million in 2021 and US$21.5 million in 2022.

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

We generate revenues from various streams. Net revenues presented in the consolidated statements of comprehensive income represent revenues from service and product sales net off sales discount, value-added tax and related surcharges.

Cloud computing revenues

On a monthly basis, we record the bandwidth we deliver and recognize revenue from customers under contractual rates applied (price per GB of bandwidth multiplies total GBs of bandwidth per month).

Subscription revenues

We operate a VIP membership program where VIP members can have access to high speed online acceleration services, online streaming and other access privileges. The subscription fee is duration-based and is collected up-front from subscribers. The terms of duration-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contracts. The receipt of subscription fee is initially recorded as contract liabilities. We satisfy our various performance obligations by providing services throughout the subscription period and revenue is recognized ratably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. We evaluated the principal versus agent criteria and determined that we are the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, we assess whether we maintain the principal relationship with the VIP members, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, and mobile payment channels (“payment handling charges”) are recorded as the cost of revenues in the same period as the revenue for the subscription fee is recognized.

Live streaming and other internet value-added services revenues

We operate certain live streaming platforms where users can access the platform, view the live streaming content provided by performers or broadcasters, and purchase virtual gifts which they can grant to performers or broadcasters in the live streaming platforms to show support for their favorite performers or broadcasters. We are the principal in the provision of the live streaming content and experience, which is considered as the performance obligation of us. We recognize revenue from sales of virtual gifts to the viewers when the virtual gifts are presented to the performers or broadcasters or over the duration of stated period of the time-based item. We do not have further obligations to the viewers after the virtual gifts are consumed immediately or after the stated period for time-based items although we will continue to provide the live streaming content to the viewers in order to continue to generate sales of virtual gifts.

In addition to live streaming business, we also generate revenues from the following internet value-added services:

Revenues from advertising revenues. We entered into a user traffic monetization agreement with Beijing Itui Online Network Technology Co., Ltd., or Itui Online, a company controlled by Itui International Inc., a principal shareholder of our company, in May 2020. Itui Online has been handling substantially all of our advertising resources, including negotiation and entering into contracts with advertisers, matching the requirements of advertisers and dispatching the advertising content to our platforms, and accordingly advertisers or advertising agencies are considered as customers of Itui Online and Itui Online is viewed as the customer of our company. Revenue arising from such transactions is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

Revenues from online game revenues. We enter into a series of technical cooperation agreements with third-party online game operators. Users can access our platform and purchase in-game virtual items which can then be used in games provided by the third-party online game operators. We provide the third-party online game operators with a portal which the online game operators can host the online games. We charge the online game operators based on a pre-determined portion of proceeds earned from paying users pursuant to the revenue sharing arrangements for the provision of portal and payment collection service to the online game operators. The third-party online game operators are the principal in the provision of games to users and we provide the platform to the game operators. Therefore, the game operators are viewed as the customers in these transactions.

The service fees receivable from the third-party online game operators are variable, which are contingent upon future events (future cash proceeds paid by game players), and are recognized when the contingency is met provided that collectability is reasonably assured.

Share-based compensation

We awarded a number of restricted shares to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 18 to our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023.

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

Our goodwill was attributable to our company as a whole. We apply the quantitative assessment for the impairment test of goodwill as of December 31, 2022 and 2023. The impairment test for goodwill that determines the fair value of the reporting unit, and compares it to the carrying value of the assets and liabilities, including goodwill, of the reporting unit. The fair value of our company was estimated by us using the discounted cash flow model derived from the long-term (five-year) cash flow projections, which included significant judgements and assumptions relating to revenue forecast and operating margins, discount rate that reflects market assessments of the time value and the specific risks relating to our company, and cash flows beyond the five-year period are extrapolated using a terminal growth rate.

No goodwill impairment losses were recognized in 2021, 2022 and 2023 based on the impairment test performed by us.

Consolidation

The consolidated financial statements include the financial statements of Xunlei Limited, our subsidiaries, the VIE for which Xunlei Limited is the primary beneficiary and the subsidiaries of the VIE. All transactions and balances among our subsidiaries, the variable interest entity and us have been eliminated upon consolidation.

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

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei’s economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries’ results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in “Certain risk and concentration” in Note 26 to our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023.

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

Allowance for expected credit losses

The current expected credit losses methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses. Our accounts receivable, due from related parties, other current assets (including other receivables) and other long-term non-current assets (including other long-term receivables) are within the scope of ASC Topic 326.

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

We adopted the ASC 740 “Income Taxes” regarding uncertain tax positions and evaluated our open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in our consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the taxing authority.

We did not have any significant uncertain tax position and there was no effect on our financial position or results of operations as a result of implementing the ASC 740 “Income Taxes.” We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any.

PRC value-added tax

Value-added tax payable on goods sold or taxable labor services provided by a general value-added taxpayer for a taxable period is the net balance of the output value-added tax for the period after crediting the input value-added tax for the period. In addition to the product revenues currently subject to VAT at a rate of 13% (17% before May 1, 2018 and 16% before April 1, 2019), our subscription revenue, live streaming revenue, cloud computing service revenue, and online games revenue are now subject to value-added tax at a rate of 6%.

According to the policy of the State Administration of Taxation, enterprises that engage in postal services, telecommunication services and consumer services are entitled to claim 110%, 110% and 105% of the input tax incurred as tax credit in determining value-added tax payable for the years ended December 31, 2021, 2022 and 2023, respectively.

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

We are involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement and routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in our business practices, which could impact our future financial results. We incurred US$1.0 million, US$0.2 million and US$0.9 million of legal and litigation-related expenses for 2021, 2022 and 2023, respectively.

As of the date of this annual report, we have fourteen lawsuits pending against us relating to the alleged copyright infringement and claims for other damages, with an aggregate amount of claimed damages of approximately RMB20.1 million (US$2.9 million) which occurred before December 31, 2023. We have accrued US$1.2 million litigation-related expenses in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2023, which is the most probable and reasonably estimable outcome.

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

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.           Liquidity and Capital Resources

We have financed our operations primarily by using our existing internal cash reserves and borrowing bank loans. As of December 31, 2023, we had US$271.9 million in cash and cash equivalents and short-term investments, and we also had US$22.4 million outstanding bank loans for the construction of our headquarters building.

We have incurred accounts receivable from the sales of CDN and advertising revenue sharing with Itui. Thus, the financials of our customers purchasing CDN from us including Itui may affect our collection of accounts receivable. Any inability of CDN purchasers and Itui, especially those that accounted for a significant percentage of our accounts receivable in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprises in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, the variable interest entity and its subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, variable interest entity and its subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2023, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$173.2 million.

As an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the variable interest entity only through loans, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and government control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and variable interest entity and its subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or variable interest entity when needed. Notwithstanding the forgoing, Giganology Shenzhen may use its own retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to Shenzhen Xunlei either through extended payment terms on amounts due to Giganology Shenzhen from Shenzhen Xunlei, or via entrusted loans from Giganology Shenzhen to Shenzhen Xunlei, or direct loans to its nominee shareholders, which would be contributed to the variable interest entity as capital injection. Such direct loans to the nominee shareholders would be eliminated in the consolidated financial statements against the VIE’s share capital.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands of US$)
Net cash generated from operating activities	19,480	51,109	25,716
Net cash (used in)/generated from investing activities	(32,619)	11,758	(23,898)
Net cash (used in)/generated from financing activities	(223)	6,641	(13,524)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(13,362)	69,508	(11,706)
Cash, cash equivalents and restricted cash at the beginning of year	138,789	127,436	184,808
Effect of exchange rates on cash, cash equivalents, and restricted cash	2,009	(12,136)	(2,300)
Cash, cash equivalents and restricted cash at end of year	127,436	184,808	170,802

As of December 31, 2023, we had cash or cash equivalents of US$170.8 million in total, including RMB648.2 million (US$91.5 million) and US$32.6 million located within the PRC, of which RMB259.5 million (US$36.6 million) and US$0.6 million was held by Shenzhen Xunlei and its subsidiaries. We also had cash or cash equivalents of RMB0.3 million (US$35.7 thousand), US$44.0 million, HK$1.3 million (US$0.2 million), SGD3.2 million (US$2.4 million) and INR$58.1 million (US$3.8 thousand) located outside of the PRC as of December 31, 2023.

Operating activities

Net cash generated from operating activities amounted to US$25.7 million in 2023, as compared to a net income of US$14.3 million. The difference between net cash generated from operating activities and net income was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of the share-based compensation expenses of US$9.7 million, depreciation of property and equipment of US$4.4 million, and impairment of property and equipment of US$1.1 million. The net change in working capital was primarily due to (i) an increase in accounts receivable of US$2.0 million, which was in line with the increased cloud computing service revenues, (ii) a decrease in contract liabilities of US$2.0 million, which was in line with the increase in our subscription revenues, (iii) an increase in inventories of US$1.8 million, which was mainly due to the increased demand of our cloud computing products, and (iv) an increase in accrued liabilities and other payables of US$3.1 million, primarily attributable to an increased accrual in employee bonus and marketing expenses.

Net cash generated from operating activities amounted to US$51.1 million in 2022, as compared to a net income of US$21.3 million. The difference between net cash generated from operating activities and net income was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of the share-based compensation expenses of US$8.2 million, depreciation of property and equipment of US$2.7 million, and amortization of intangible assets of US$1.1 million. The net change in working capital was primarily due to (i) an increase in accounts receivable of US$6.0 million, which was in line with the increase of cloud computing service revenues, (ii) an increase in contract liabilities of US$5.7 million, which was mainly due to the contribution from our subscription business, (iii) an increase in accrued liabilities and other payable of US$8.6 million, which was mainly due to an increase in employee bonus accrual, and (iv) an increase in income tax payable of US$3.4 million, which was due to the increase in taxable profit.

Net cash generated from operating activities amounted to US$19.5 million in 2021, as compared to a net income of US$1.1 million. The difference between net cash generated from operating activities and net income was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of the depreciation of property and equipment of US$6.3 million, share-based compensation amortization expenses of US$6.2 million, and amortization of US$1.9 million right-of-use assets. The net change in working capital was primarily due to (i) an increase in accounts receivable of US$2.2 million, which was in line with the increase of cloud computing service revenues, (ii) an increase in due from related parties of US$8.5 million, mainly due to the increase of transaction amount with related parties, and (iii) an increase in accounts payable of US$5.2 million, which was in line with the increased of bandwidth cost.

Investing activities

Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, purchases of intangibles assets, acquisition of long-term investments, payments to purchase and payments received upon maturity of short-term investments such as treasury products and amounts payable for constructions, which represents the construction cost in connection with our previous construction of Xunlei headquarters building.

Net cash used in investing activities amounted to US$23.9 million in 2023, primarily attributable to proceeds from collection upon maturities of short-term investments of US$360.7 million, which was partially offset by our purchase of short-term investments of US$378.2 million.

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

Financing activities

Net cash used in financing activities amounted to US$13.5 million in 2023, primarily attributable to repayment of bank borrowings of US$13.1 million and repurchase of shares of US$4.7 million.

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

Capital expenditures

Our capital expenditures primarily consist of purchasing servers or other equipment for our business operations and payment for facility construction in progress. We made capital expenditures of US$13.2 million in 2021, US$15.0 million in 2022 and US$4.0 million in 2023. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

Our contractual obligations mainly include bandwidth lease obligations and capital obligations. The following table sets forth our contractual obligations as of December 31, 2023.

		Less than			Over 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of US$)
Bandwidth lease obligations	195	195	—	—	—
Capital obligations	7,910	7,851	59	—	—
Total	8,105	8,046	59	—	—

As of December 31, 2023, we had unconditional purchase obligations for bandwidth, office building and office equipment that had not been recognized in the amount of US$8.1 million.

Long term debt obligations

Our long term debt obligations primarily consist of bank borrowings and estimated interest payments. Our long term loan is bank borrowing for the construction of our headquarters building, and the interest rate is calculated based on the loan prime rate plus 15 basis points. The bank borrowings will be due according to the following schedule:

		Less than			Over 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of US$)
Bank borrowings obligations	22,445	6,906	13,812	1,727	—
Estimated interest payment obligations	2,228	1,106	1,122	—	—
Total	24,673	8,012	14,934	1,727	—

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

C.           Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2023, we had a team of 559 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

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

Allowance for expected credit losses

The current expected credit losses methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time when it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses. Our accounts receivable, due from related parties and other current assets (including other receivables) and other non-current assets (including other long-term receivables), are within the scope of ASC Topic 326.

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

No goodwill impairment losses were recognized for the years ended December 31, 2021, 2022 and 2023 based on the impairment test performed by us. See Notes 2 (k) and 12 to the consolidated financial statements for information regarding goodwill.

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

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Li	49	Chairman and Chief Executive Officer
Yubo Zhang	48	Director and President
Peng Shi	37	Director
Jenny Wenjie Wu	50	Independent Director
Ya Li	55	Independent Director
Naijiang (Eric) Zhou	62	Chief Financial Officer

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

Mr. Yubo Zhang has been serving as our president since April 2020. Prior to rejoining us in April 2020, Mr. Zhang served as the chief executive officer of Beijing Nesound International Media Corp, Ltd., or Nesound, from April 2015 to April 2020. During his tenure at Nesound, Mr. Zhang combined the respective advantages of live broadcasting and traditional film & television businesses and built a multifaceted platform incorporating self-produced exclusive content, star development plans and Internet services. Mr. Zhang joined our company for the first time in August 2005 and was one of the core founding members of our company. During his ten years with us, Mr. Zhang served various management positions including a senior vice president of our company and the president of a major subsidiary of our company from August 2005 to March 2015. Mr. Zhang received his bachelor’s degree in mechanical design and manufacturing from Jilin University of Technology in China in 1999.

Mr. Peng Shi has been serving as a director of our company since April 2020. Mr. Shi has also been serving as the president of product at Beijing Itui Technology Co., Ltd since March 2018. Prior to join Beijing Itui, Mr. Shi served as the general manager at Qutoutiao Inc. Beijing branch from January 2018 to March 2018, the product director of Toutiao.com, a Chinese news and information content platform operated by Beijing Bytedance Technology Co., Ltd, from 2016 to 2017, the product vice president of Quanmin.tv, a live streaming platform operated by Shanghai Maimiao Information Technology Co., Ltd. from 2015 to 2016, the senior product officer of UCWeb Inc from May 2014 to June 2015, a senior product manager at Baidu, Inc. from April 2013 to May 2014, and a product manager at Qihoo 360 Technology Co., Ltd. from March 2010 to April 2013. Mr. Shi received his bachelor’s degree in software engineering from Beihai College of Beihang University in China in 2011.

Ms. Jenny Wenjie Wu has been serving as our independent director since June 2014 and is currently an independent non-executive director of Kingsoft Corporation Limited (3888.HK) and an independent non-executive director of Aquila Acquisition Corporation (7836.HK). Ms. Wu served as the chief investment officer of New Hope Group from November 2018 to February 2020. Prior to joining New Hope Group, Ms. Wu was a founding and managing partner of Baidu Capital from November 2016 to November 2018. Ms. Wu successively served as the deputy chief financial officer, the chief financial officer, and the chief strategy officer at Trip.com Group Limited (Nasdaq: TCOM) from December 2011 to November 2016. Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in China Merchants Holdings (International) Company Limited (0144.HK), a company listed on the Hong Kong Stock Exchange, for three years. Ms. Wu has a Ph.D. degree in Finance from the University of Hong Kong, a master’s degree in Finance from the Hong Kong University of Science and Technology, and both a master’s degree and a bachelor’s degree in Economics from Nankai University, China. Ms. Wu has been a Chartered Financial Analyst (CFA) since 2004.

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

Mr. Naijiang (Eric) Zhou has been serving as our chief financial officer since September 2017. Mr. Zhou has extensive professional experience covering corporate finance, financial planning and analysis, domestic and international investment project due diligence, and mutual fund and private equity investment research and management in the U.S. and in China. Furthermore, Mr. Zhou was an interim chief financial officer at ChinaCache International Holdings Limited. Mr. Zhou served as a senior vice president of ChinaCache from September 2015 to June 2016. From February 2010 to December 2014, he served as the vice president of finance and the chief financial officer at Sutor Technology Group Limited. Prior to that, Mr. Zhou served in various roles, including an executive vice president and the chief financial officer at Richfield Investment Ltd., an equity research analyst at Roth Capital Partners, a principal financial planner at American Electric Power and a senior research analyst at U.S. Global Investors. Mr. Zhou obtained a bachelor’s degree with honors in Petroleum Management Engineering from China Petroleum University, and both MBA in Finance and Ph.D. in Interdisciplinary Energy and Mineral Resources from the University of Texas at Austin. Mr. Zhou is a CFA charter holder.

B.           Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$1.6 million in cash to our executive officers, and we paid approximately US$0.2 million in cash compensation to our non-executive directors. In addition, we paid approximately US$0.4 million in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan and restricted share grants outside the share incentive plan, see “—Share Incentive Plan.”

Share Incentive Plan

On June 30, 2020, our board of directors approved the termination of the 2010 share incentive plan, the 2013 share incentive plan and the 2014 share incentive plan, or collectively, the Terminated Plans, and adopted a 2020 share incentive plan, or the 2020 Plan. The awards that were granted and outstanding under the Terminated Plans and the evidencing original award agreements survived the termination of the Terminated Plans and remain effective and binding under the 2020 Plan.

On March 13, 2023, our board of directors amended and restated the 2020 Plan to expand the award pool of 31,000,000 shares to 46,561,200 shares, which consist of (i) 25,228,430 common shares underlying the 5,045,686 ADSs repurchased pursuant to our repurchase programs, (ii) 10,150,313 common shares reserved for issuance, which were previously reserved but not granted under our Terminated Plans, (iii) 10,889,429 common shares, which were previously reserved but not granted under our Terminated Plans, held by Leading Advice Holding Limited, a share incentive awards holding platform, and (iv) 293,028 common shares reserved for issuance under the 2020 Plan.

As of March 31, 2024, 16,198,595 restricted share units were granted and outstanding under the 2020 Plan. The following paragraphs summarize the terms of the 2020 Plan.

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

The following table summarizes the awards granted to our executive officers and directors under the 2020 plan as of March 31, 2024.

	Number of restricted	Exercise price
Name	share units awarded (1)	(US$/share)	Date of grant	Date of expiration
Jinbo Li	6,693,040	—	May 25, 2021	—
Yubo Zhang	6,693,040	—	May 25, 2021	—
	9,725,750	—	March 13, 2023
Naijiang (Eric) Zhou	*	—	March 1, 2018	—
Jenny Wenjie Wu	*	—	June 23, 2014	—
	*	—	April 13, 2018	—
	*	—	April 29, 2021	—
Ya Li	*	—	March 7, 2017	—
	*	—	April 13, 2018	—
	*	—	April 29, 2021	—
(1)	The number in this column does not include the common shares issued to the grantee upon vesting of restricted shares.
*	Less than one percent of our total outstanding share capital.

As of March 31, 2024, our employees other than directors and executive officers as a group held 6,472,845 outstanding restricted shares and restricted share units that remain unvested. These restricted shares and restricted share units were granted on various dates between January 1, 2021 and March 31, 2023.

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

Each officer also agrees that during the term of employment and within one year of termination of employment, he or she will not approach clients, customers or contacts of our company or other persons or entities introduced to such officer in his/her capacity as a representative of our company for the purposes of doing business with such persons or entities which will harm the business relationship between our company and such persons or entities. Unless consented to by us, the officer should not assume employment with or provide services as a director or otherwise for any of our competitors, or engage in any competitor as a principal, partner, licensor or otherwise. The officer will not seek, directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any of our employees as at or after the date of the termination of such officer’s employment, or in the year preceding such termination.

C.           Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. All the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof and to issue debentures, debenture stock and other securities whenever money is borrowed or as a security for any debt, liability or obligation of our company or any third party, may only be carried out jointly by our chief executive officer and chief financial officer.

Board Diversity Matrix

The below table sets forth our board diversity matrix as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ	0
Did Not Disclose Demographic Background	0

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

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Ms. Jenny Wenjie Wu, Mr. Ya Li and Mr. Yubo Zhang, and is chaired by Mr. Yubo Zhang. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D.           Employees

As of December 31, 2021, 2022 and 2023, we had 918, 1,097 and 1,215 employees, respectively. The following table sets forth the number of our employees by function as of December 31, 2023:

Function	Number
Research and development	878
Sales and marketing	168
General administration	169
Total	1,215

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

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2024 held by:

●	each of our current directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 321,875,001 total outstanding common shares as of March 31, 2024, excluding (i) 42,237,510 common shares that are reserved for bulk issuance upon the exercise or vesting of awards granted under our share incentive plan, or repurchased by our company but not yet cancelled, and (ii) 10,889,429 common shares, consisting of 274,057 ADSs (representing 1,370,285 common shares) and 9,519,144 common shares held by Leading Advice Holding Limited, a share incentive awards holding platform).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%†
Directors and executive officers**:
Jinbo Li(1)	139,711,519	43.4%
Yubo Zhang(2)	6,780,710	2.1%
Peng Shi	*	*
Jenny Wenjie Wu	*	*
Ya Li	—	—
Naijiang (Eric) Zhou	*	*
All directors and executive officers as group	147,370,209	45.8%
Principal shareholders:
Itui International Inc.(3)	133,018,479	41.3%
Sean Shenglong Zou(4)	22,931,611	7.1%

Notes:

*	Less than 1% of our total outstanding common shares.
**

The business addresses of Mr. Jinbo Li, Yubo Zhang, Naijiang (Eric) Zhou, Peng Shi and Ms. Jenny Wenjie Wu are 3709 Baishi Road, Nanshan District, Shenzhen, 518000, the People’s Republic of China. The business address of Mr. Ya Li is Room 8-4-101 Xi Rui Chun Qiu, Sunhe, Chaoyang District, Beijing, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2024, by the sum of (i) the total number of outstanding common shares as of March 31, 2024, and (ii) the number of common shares underlying share options, restricted shares, restricted share units and warrants held by such person or group that are exercisable within 60 days of March 31, 2024.

(1)	Mr. Jinbo Li, through his holding vehicle, owns 14.4% of the total outstanding shares (equal to 45.7% of the total voting power of all outstanding shares) of Itui International Inc., which in turn owns 101,820,239 common shares and 6,239,648 ADSs of our company. In addition, 6,693,040 common shares are beneficially owned by Mr. Li. By virtue of his controlling interest in Itui International Inc. and the common shares directly held by him in our company, Mr. Jinbo Li is deemed to beneficial own 139,711,519 common shares of our company.
(2)	Represents 6,780,710 common shares in the form of 1,356,142 ADSs directly held by Mr. Yubo Zhang.

(3)	Represents 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc., a limited liability company incorporated under the laws of the Cayman Islands. Mr. Jinbo Li, our chairman and chief executive officer, through his holding vehicle, owns 14.4% of the total outstanding shares (equal to 45.7% of the total voting power of all outstanding shares) of Itui International Inc. Best Ventures Limited, formerly known as Xiaomi Ventures Limited, owns 16.3% of the total outstanding shares of Itui International Inc. and has a veto right in determining how the voting power of Itui International Inc. should be exercised when Itui International Inc. votes as a shareholder of our company on certain matters in relation to our company. As a result, Mr. Jinbo Li and Best Ventures Limited are deemed to be beneficial owners of, and share voting and dispositive power over, 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc. Best Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange (Stock Code: 1810). The business address of Best Ventures Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Itui International Inc. is Room 407, 4/F, Taixing Building, 11 Huayuan East Road, Haidian District, Beijing, the People’s Republic of China.
(4)	Represents (i) 2,186,322 ADSs and one common share directly held by Vantage Point Global Limited, a British Virgin Islands company, and (ii) 2,400,000 ADSs directly held by Eagle Spirit LLC, a Delaware limited liability company. Vantage Point Global Limited is wholly owned by Choice & Chance Limited, which is wholly owned by Mr. Zou with Mr. Zou as a director. Mr. Zou indirectly holds all voting and investment powers of Vantage Point Global Limited and its assets. Eagle Spirit LLC is wholly owned by a United States irrevocable trust with Mr. Zou as the settlor and Mr. Zou is the sole director of Eagle Spirit LLC. Mr. Zou indirectly holds the voting power and investment power of all of the common shares held by Eagle Spirit LLC.

To our knowledge, as of March 31, 2024, 263,662,524 of our outstanding common shares were held by two record holders in the United States including 263,662,520 common shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of our common shares held by The Bank of New York Mellon include 1,370,285 common shares representing 274,057 ADSs held for purposes of our share incentive plan and 42,237,510 common shares (i) reserved for bulk issuance of ADSs for future issuances upon the exercise or vesting of awards granted under our share incentive plan, and (ii) repurchased by our company but not yet cancelled. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.           Related Party Transactions

Contractual arrangements with Shenzhen Xunlei and its shareholders

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

Employment agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment agreements.”

Share incentive plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plan.”

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

For the years ended December 31, 2021, 2022 and 2023, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was US$7.2 million, US$4.0 million and US$12.4 million, respectively.

Transactions with Xiaomi

In December 2013, we entered into a Cooperation Framework Agreement with Millet Communication Technology Co., Ltd., or Millet Communication, a company controlled by one of our indirect shareholders, Best Ventures Limited (formerly known as Xiaomi Ventures Limited). Parties would enter into separate agreements to carry our detailed cooperation.

Xunlei Accelerator Mobile Pre-installed Services Agreement. In 2014, we entered into a Xunlei Accelerator Mobile Pre-installed Services Agreement, or the Pre-installed Services Agreement, with Beijing Xiaomi Mobile Software Co., Ltd., or Beijing Xiaomi, a company controlled by one of our indirect shareholders, Best Ventures Limited. Through such cooperation, Xiaomi phones would be pre-installed with our mobile acceleration applications and Xiaomi phone users would have access to our acceleration services. We provided such pre-installed service at no charge which was consistent with our pre-installed agreements with other unrelated parties. The Pre-installed Services Agreement had a term of one year, which is renewed on a yearly basis. Parties renewed such agreement in 2015 and 2016. In 2017, we entered into a supplemental agreement of the Pre-installed Services Agreement, or the Supplemental Agreement, with another Xiaomi group company, Guangzhou Millet Information Service Co., Ltd., or Guangzhou Millet. Pursuant to the Supplemental Agreement, Guangzhou Millet replaced Beijing Xiaomi under the Pre-installed Services Agreement. Parties further agreed in the Supplemental Agreement that Guangzhou Millet will share with us a portion of the revenue generated from the advertising services offered by Guangzhou Millet through Xunlei Accelerator that we pre-installed in Xiaomi’s mobile phones as compensation for technology solution services we provided to Guangzhou Millet. The Supplemental Agreement had a term of two years from mid-June 2017 to mid-June 2019 and was automatically extended for another two years from mid-June 2019 to mid-June 2021. In 2021, we renewed the supplemental agreement of the pre-installed services agreement, with another Xiaomi group company, Shenzhen Xiaomi Information Service Co. Ltd., or Shenzhen Xiaomi. Pursuant to the renewed supplemental agreement, Shenzhen Xiaomi replaced Guangzhou Millet under the pre-installed agreement. The renewed supplemental agreement has a term of two years from mid-June 2021 to mid-June 2023 and was automatically extended for another two years from mid-June 2023 to mid-June 2025. In 2023, we recognized a revenue of US$0.4 million from Shenzhen Xiaomi. As of December 31, 2023, the amount of outstanding revenue from Shenzhen Xiaomi was US$0.7 million.

Cloud Computing Service Agreement. We entered into an agreement with Millet Technology Co., Ltd., or Millet Technology, in April 2019 and renewed every year to provide cloud computing services at market prices based on the actual usage. Millet Technology is a company controlled by one of our indirect shareholders, Best Ventures Limited. In 2023, our total cloud computing service revenue was US$7.6 million from Millet Technology. As of December 31, 2023, the amount of outstanding cloud computing service revenue was US$1.8 million from Millet Technology.

Transactions with Itui International Inc.

Advertising Services Agreement. In May 2020, we entered into a user traffic monetization agreement with Itui Online, a company controlled by Itui, our largest shareholder. Pursuant to the agreement, Itui Online will be responsible for operating our advertising services and share a portion of revenue generated from placing advertisements on our PC websites and mobile platform. The agreement has a term of one year and is renewable on a yearly basis. In 2023, we recognized a net revenue of US$9.0 million from placing advertisements on our PC websites and mobile platform from Itui Online. As of December 31, 2023, the amount of outstanding advertising services revenue from Itui was US$9.5 million.

Cloud Computing Service Agreement. We entered into an agreement with Beijing Itui Technology Co., Ltd. (“Beijing Itui”), a company controlled by Itui, our largest shareholder, in July 2019 to provide cloud computing services at market prices. The agreement is renewed every year and the price may be adjusted semi-annually. In 2023, we generated cloud computing services revenue of US$0.4 million from Beijing Itui. As of December 31, 2023, the amount of outstanding cloud computing service revenue from Beijing Itui was US$0.3 million.

Term Loan Agreement. In September 2021, we approved to provide a term loan in the amount of US$20 million to CHIZZ (HK) LIMITED, a company controlled by Itui, our largest shareholder. The loan has a term of two years and the interest of the loan is 3% per annum. In September 2023, the loan was extended for another two years and the interest of the loan is 5.1% per annum. Our audit committee had also approved the transaction. As of December 31, 2023, the term loan remained unpaid.

Joint Operation Agreements. We entered into an agreement and a supplemental agreement with Beijing Xiaobu Co. Ltd., or Beijing Xiaobu, a company controlled by Itui, our largest shareholder in January and December 2022, respectively, to jointly operate our live audio streaming product, Hiya Voice, on Beijing Xiaobu’s platform. Pursuant to the agreements, we agree to share the profits generated from the joint operation of Hiya Voice. The agreement and the supplemental agreement both had a term ranging from January 1, 2022 to December 31, 2023 and were not renewed as the operation of Hiya Voice was terminated. In 2023, we paid revenue sharing of US$0.03 million to Beijing Xiaobu. As of December 31, 2023, the amount of outstanding live streaming revenues due from Beijing Xiaobu was US$0.4 million.

C.           Interests of Experts and Counsel

Not applicable.

Item 8.   Financial Information

A.           Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We have been involved in legal proceedings related to our business from time to time and expect to continue to be involved in such proceedings in the future. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Internet services and content providers such as ours are frequently involved in litigation based on intellectual property-related claims. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The intellectual property protection mechanism we have implemented may not always be effective or sufficient. Certain services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation.”

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

Item 9.   The Offer and Listing

A.           Offering and Listing Details

Our ADSs have been listed on The Nasdaq Global Select Market since June 24, 2014. Our ADSs currently trade on The Nasdaq Global Select Market under the symbol “XNET.” One ADS represents five common shares.

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

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our eighth amended and restated memorandum and seventh amended and restated articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects for which our company is established are unrestricted, and we have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Common Shares. Our common shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our amended and restated memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 per cent of the paid up voting share capital of our company.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may in each year hold a general meeting as our annual general meeting in which case we should specify the meeting as such in the notices calling it, and the annual general meeting should be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our chairman or by a simple majority of our board of directors (which shall include one non-independent director). Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy, representing not less than an aggregate of fifty (50) per cent of the total voting power of our company in issue and entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes of the aggregate voting power of our company as at the date of the deposit carries the right of voting at our general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Shares of our company are transferable; provided that our board of directors may, in its sole discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien.

Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the shares transferred are free of any lien in favour of us; and
●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they should, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine.

Liquidation. On the winding up of our company, the liquidator may, with the sanction of an ordinary resolution of the shareholders, divide amongst the shareholders in specie or in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or note) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors before the issue of such shares. We may also repurchase any of our shares (including any redeemable shares) provided that the shareholders shall have approved the manner of repurchase by ordinary resolutions unless:

–	if the number of shares being repurchased is less than 3% of our issued shares, then we may repurchase such shares in such manner our board of directors may, by a simple majority of the entire board of directors (which shall include one non-independent director), approve and on such terms as the board of directors may agree with the relevant shareholder; and
–	if the number of shares being repurchased is more than 3% but less than 5% of our issued shares, then we may repurchase such shares in such manner our board of directors may, by a majority of two-thirds (2/3rds) of the entire board of directors (which shall include one non-independent director), approve and on such terms as the board of directors may agree with the relevant shareholder.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may, subject to any rights or restrictions for the time being attached to any class, only be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not be deemed to be varied by the creation or issue of further shares ranking in priority or pari passu therewith.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our board of directors to issue additional shares from time to time as our board of directors determines, without approval of the existing shareholders, to the extent out of available authorized but unissued ordinary shares, provided however that:

–	if such issued shares account for 3% or less of the total issued shares upon the completion of the issuance of shares, such issuance may only be approved by a simple majority of the entire board of directors (which shall include one non-independent director);
–	if such issued shares account for more than 3% and not exceeding 5% of the total issued shares upon the completion of the issuance of shares, such issuance may only be approved by at least two-thirds of the entire board of directors (which shall include one non-independent director);
–	if such issued shares account for more than 5% and not exceeding 10% of the total issued shares upon the completion of the issuance of shares, such issuance may only be approved by a unanimous resolution of the entire board of directors; and
–	if such issued shares account for more than 10% of the total issued shares upon the completion of the issuance of shares, such issuance may only be approved by (i) an unanimous resolution of the entire board of directors, and (ii) an ordinary resolution of the shareholders of the company.

Save for the foregoing, all other matters relating to our shares, including granting rights over existing shares, or issuing other securities in one or more series and determining designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associates with the shares held by existing shareholders, may be approved only by an ordinary resolution of the shareholders.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, any special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue certain additional shares (up to 10% of our total issued shares) without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act (As Revised) is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act (As Revised) and the current Companies Act of England.

In addition, the Companies Act (As Revised) differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act (As Revised) applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act (As Revised) also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	an act which constitute a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provides that every director and officer of our company for the time being and from time to time shall be indemnified and secured harmless out of the assets and funds of the company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, otherwise than by reason of his own dishonesty, actual fraud or willful default, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of the company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the company or its affairs in any court whether in Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

●	a duty to act in good faith in the best interests of the company,
●	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),
●	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and
●	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act (As Revised) may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Under our amended and restated memorandum and articles of association, any one or more shareholders holding not less than one-third of the aggregate voting power of the company as at the date of deposit of the requisition carrying the right to vote at general meetings of the company shall have the right, by written requisition to the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders at any time before the expiration of his term of office notwithstanding anything in our memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

C.           Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F during the two years immediately preceding the date of this annual report.

D.           Exchange Controls

See “Item 4. Information on the Company—Business Overview—Regulation— PRC regulation on foreign exchange control and administration.”

E.           Taxation

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or common shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the SAT on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by PRC resident enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. We do not believe we would be treated as a “resident enterprise” for PRC tax purposes even if the criteria for “de facto management body” as set forth in the circular mentioned above were deemed applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which may have a material adverse effect on our results of operations.” However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-resident enterprise shareholders, including the holders of our ADSs and nonresident enterprise holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or common shares. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty).

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

United States Federal Income Tax Considerations

The following discussion is a summary of the United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or common shares. The following summary does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;

●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax exempt entities (including private foundations);
●	persons liable for minimum tax;
●	holders who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-U.S. income and other tax considerations of the ownership and disposition of our ADSs or common shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the United States Internal Revenue Code of 1986, as amended, or applicable U.S. Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or common shares and partners in such partnerships are urged to consult their tax advisors regarding the ownership and disposition of our ADSs or common shares.

It is generally expected that a U.S. Holder of ADSs should be treated, for United States federal income tax purposes, as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2024 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares, even if we cease to be a PFIC. However, if we cease to be a PFIC; provided that a U.S. Holder has not made a mark-to-market election, as described below, such U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or common shares, as applicable. If such election is made, such U.S. Holder will be deemed to have sold our ADSs or common shares such U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or common shares with respect to which such election was made will not be treated as shares in a PFIC and such U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” such U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or common shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

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

A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on Nasdaq Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the Nasdaq Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2024. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC income tax treaty, or the Treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or common shares.

Dividends will generally be treated as passive income from foreign sources for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or common shares under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or common shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to the U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2024. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs; provided that the ADSs are regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the Internal Revenue Service determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States. Our ADSs may be regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the Internal Revenue Service consents to the revocation of the election. It is intended that only the ADSs and not the common shares will be listed on the Nasdaq Global Select Market. Consequently, if a U.S. Holder holds common shares that are not represented by ADSs, such holder will generally not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder generally will be required to file annual reports with the Internal Revenue Service. U.S. Holders are advised to consult their tax advisors regarding the reporting requirements that may apply and the United States federal income tax consequences of holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

F.           Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and conversion of foreign currencies into Renminbi require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. A majority of our revenues and expenses of our subsidiaries, and the consolidated variable interest entity and its subsidiaries are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. In addition, our financing activities have been denominated mainly in U.S. dollars while the interest bearing loan we borrowed for the construction of our headquarters building is denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

As of December 31, 2023, we had RMB-denominated cash and cash equivalents and short-term investments of RMB1,001.9 million, HKD-denominated cash and cash equivalents of HKD1.3 million, USD-denominated cash, cash equivalents and short-term investments of US$127.8 million, SGD-denominated cash and cash equivalents of SGD3.2 million and INR-denominated cash and cash equivalents of INR58.1 million. Assuming we had converted RMB1,001.9 million into U.S. dollars at the exchange rate of RMB7.0827 for US$1.00 on December 31, 2023 released by the State Administration of Foreign Exchange of the PRC, our U.S. dollar cash balance would have had a US$141.5 million increase. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have had a US$128.6 million increases instead. Assuming we had converted US$127.8 million into Renminbi at the exchange rate of RMB7.0827 for US$1.00 on December 31, 2023 released by the State Administration of Foreign Exchange of the PRC, our Renminbi cash balance would have had a RMB905.3 million increase. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have had a RMB995.8 million increase instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. In addition, the depositary has agreed to waive the issuance fees for ADSs issued (i) in connection with our follow-on equity offerings, (ii) to our founders and senior management, and (iii) in connection with our employee incentive plans. In 2023, reimbursement from the depositary was US$0.3 million (after withholding tax).

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-1 of this annual report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-1 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.      [Reserved]

Item 16A.   Audit Committee Financial Expert

Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. Ya Li, our independent directors (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

Item 16B.   Code of Ethics

In 2014, our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, other executive officers as defined under Rule 405 under the Securities Act of 1933, as amended, senior finance officer, controller, senior vice presidents and any other persons who perform similar functions for us. The code is also available on our official website under the corporate governance section at our investor relations website http://ir.xunlei.com.

Our chairman and chief executive officer, Mr. Jinbo Li, currently also serves as the chairman and chief executive officer of Itui International Inc., our shareholder holding approximately 41.3% of our outstanding share capital as of March 31, 2024. Mr. Jinbo Li is the founder and a shareholder of Itui International Inc. Section III of our code of business conduct and ethics provides that no employee shall serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of our company. Employees must obtain prior approval from the board of directors before accepting any such board or committee position. Our company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate. Section III also provides that no employee may have any financial interest (ownership or otherwise) in any other business or entity if such interest requires the employee to devote time to it during such employee’s working hours at our company. On April 11, 2020, our board of directors granted Mr. Jinbo Li a waiver from compliance with the above provisions of our code of business conduct and ethics so that Mr. Jinbo Li is able to simultaneously serve as the chairman and the chief executive officer at both our company and Itui International Inc.

Item 16C.   Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2021		2022		2023
Audit fees(1)	US$	1,019,496	US$	1,026,618	US$	992,628
Audit-related fees(2)		—		—		—
All other fees(3)		—		—		—

Notes:

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for each of the fiscal years listed.
(2)	“Audit-related fees” represents the aggregate fees billed for each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees” above.
(3)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in “audit fees” and “audit-related fees” above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our independent auditor only provides us with audit services. Our audit committee has approved all of our audit fees for the year ended December 31, 2023.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 31, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our shares over the following 12 months, or until March 2023. The table below is a summary of the shares repurchased by us in 2023 under this share repurchase program, all of which were repurchased in the open market.

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of the Publicly	Be Purchased
Period	ADSs Purchased	Per ADS	Announced Plan	Under the Plan
January 2023	69,153	1.98	4,479,127	13.11 million
February 2023	272,052	1.91	4,751,179	12.59 million
March 2023	228,543	1.95	4,979,722	12.14 million
Total	569,748	1.93	14,210,028	12.14 million

On June 6, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our shares over the next 12 months. The table below is a summary of the shares repurchased by us in 2023 under this share repurchase program, all of which were repurchased in the open market.

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of the Publicly	Be Purchased
Period	ADSs Purchased	Per ADS	Announced Plan	Under the Plan
June 2023	535,886	1.84	535,886	19.01 million
July 2023	263,783	1.98	799,669	18.49 million
August 2023	349,738	1.82	1,149,407	17.85 million
September 2023	251,475	1.68	1,400,882	17.43 million
October 2023	141,450	1.61	1,542,332	17.20 million
November 2023	158,209	1.55	1,700,541	16.96 million
December 2023	337,180	1.61	2,037,721	16.42 million
Total	2,037,721	1.76	9,166,438	16.42 million

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

Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The practices of our home country, the Cayman Islands, do not require us to hold annual shareholders meetings every year. We have elected to adopt this practice and did not hold an annual meeting of shareholders for fiscal year 2023. We have not decided whether or not to hold annual shareholders meetings in the future.

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

Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq-listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. The practices of our home country, the Cayman Islands, do not require that any of the members of a company’s nominations committee be independent directors. We have elected to adopt this practice in order to utilize the experience of Mr. Yubo Zhang and our nominating and corporate governance committee is not composed solely of independent directors.

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

Item 16I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.   Insider Trading Policies

Not applicable.

Item 16K.   Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our platforms, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. The chief executive officer, the chief financial officer and the principal officer in charge of the cybersecurity matters, who have extensive experience in working in the field of cybersecurity, with expertise in cybersecurity risk management and compliance, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign - off, ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising of our chief financial officer, the investor relations officer, the principal officer in charge of the cybersecurity matters and appropriate business unit heads of our company), as a whole, and the board of directors of our company; and other members of senior management and external legal counsel, to the extent appropriate. The chief executive officer, the chief financial officer and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any) and meeting with our board of directors in connection with (i) each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, if any, and the relevant disclosure issues and (ii) each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

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

2.4*	Description of securities
4.1	Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 26, 2023)
4.2

Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.3

Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.4

English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)

4.5

English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.6

English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.7

English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.8

English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.9

English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.10

English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.11

English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.12

English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006 and March 10, 2014 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.13

English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333 - 196221) filed with the SEC on May 23, 2014)

4.14

English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document
4.15

English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.16

English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.17

English translation of the Facility Agreement dated September 9, 2021 between CHIZZ (HK) LIMITED and Xunlei Network Technologies Limited (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.18

English translation of the Supplementary Agreement to Proprietary Technology License Agreement dated March 1, 2022 between Giganology (Shenzhen) Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd. (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.19

English translation of Power of Attorney between Giganology Shenzhen and Shenglong Zou, dated May 11, 2021 (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.20

English translation of Power of Attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2021 (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.21

English translation of Power of Attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2021 (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.22

English translation of Power of Attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2021 (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.23

English translation of Power of Attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2021 (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.24

English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated January 1, 2020 (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.25*	Supplemental Facility Agreement dated September 14, 2023 between CHIZZ (HK) LIMITED and Xunlei Network Technologies Limited
4.26*	English translation of the Certificate of Credit Line dated January 9, 2024 between Bank of Ningbo Co., Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd.
4.27*	English translation of the Credit Line Agreement dated February 2, 2024 between Shanghai Pudong Development Bank Co., Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd.
8.1*	List of principal subsidiaries, the VIE and subsidiaries of the VIE of the Registrant
11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Kewei Law Firm
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant here by certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Jinbo Li
	Name:	Jinbo Li
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 23, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Xunlei Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Xunlei Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill impairment assessment

As described in Notes 2(k) and 12 to the consolidated financial statements, the Company’s consolidated goodwill balance was US$20.8 million as of December 31, 2023. The goodwill balance was associated with the Company as a whole, being the sole reporting unit of the Company. Management conducts a goodwill impairment test on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired. The impairment test for goodwill determines the fair value of the reporting unit and compares it to the carrying value of the assets and liabilities, including goodwill, of the reporting unit. The fair value is estimated by management using the discounted cash flow model. The discounted cash flow model is derived from the long-term cash flow projections prepared by management which include significant judgments and assumptions relating to revenue forecast, operating margins, the discount rate, and the terminal growth rate. As a result of the impairment test, management determined that the estimated fair value of the reporting unit exceeded its carrying value and therefore no goodwill impairment losses were recognized for the year ended December 31, 2023.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 23, 2024

We have served as the Company’s auditor since 2014.

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”),		As of	As of
except for number of shares and per share data)	Note	December 31, 2022	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	3	177,154	170,802
Short-term investments	4	83,626	101,078
Accounts receivable, net (Allowance for current expected credit losses of USD1,429 and USD1,022 as of December 31, 2022 and 2023, respectively)	5	29,763	31,210
Inventories	6	457	2,219
Due from related parties (Allowance for current expected credit losses of USD639 and USD388 as of December 31, 2022 and 2023, respectively)	23	32,917	12,644
Prepayments and other current assets (Allowance for current expected credit losses of USD10,667 and USD6,186 as of December 31, 2022 and 2023, respectively)	7	8,267	9,423
Total current assets		332,184	327,376

Non-current assets:
Restricted cash	2(e)	7,654	—
Long-term investments	8	30,811	32,134
Deferred tax assets	21	213	478
Property and equipment, net	9	61,734	60,028
Operating lease assets	10	865	575
Intangible assets, net	11	6,546	5,697
Goodwill	2(k), 12	21,179	20,826
Due from a related party (Allowance for current expected credit losses of nil and USD381 as of December 31, 2022 and 2023, respectively)	23	—	19,619
Long-term prepayments and other assets	7	2,137	1,953
Total assets		463,323	468,686

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of USD23,398 and USD21,517 as of December 31, 2022 and 2023, respectively)		25,432	24,430
Due to related parties (including due to related parties of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2022 and 2023, respectively)	23	1,560	—
Contract liabilities, current portion (including contract liabilities, current portion of the consolidated VIEs without recourse to the Company of USD37,781 and USD34,723 as of December 31, 2022 and 2023, respectively)	13	38,967	36,375
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of USD3,342 and USD4,739 as of December 31, 2022 and 2023, respectively)		5,586	6,391
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIEs without recourse to the Company of USD43,446 and USD42,035 as of December 31, 2022 and 2023, respectively)	14	49,438	53,708
Bank borrowings (including bank borrowings of the consolidated VIEs without recourse to the Company of USD7,024 and USD6,906 as of December 31, 2022 and 2023, respectively)	15	7,024	6,906
Lease liabilities (including lease liabilities, current portion of the consolidated VIEs without recourse to the Company of USD283 and USD276 as of December 31, 2022 and 2023, respectively)	10	283	276
Total current liabilities.		128,290	128,086

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars		As of	As of
(“USD”), except for number of shares and per share data)	Note	December 31, 2022	December 31, 2023
Non-current liabilities:
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to the Company of USD876 and USD846 as of December 31, 2022 and 2023, respectively)	13	876	846
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of USD687 and USD513 as of December 31, 2022 and 2023, respectively)	21	687	513
Bank borrowings (including bank borrowings of the consolidated VIEs without recourse to the Company of USD24,750 and USD15,539 as of December 31, 2022 and 2023, respectively)	15	24,750	15,539
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of USD299 and USD229 as of December 31, 2022 and 2023, respectively)	10	299	229
Total liabilities		154,902	145,213
Commitments and contingencies	25
Equity
Common shares (375,001,940 shares issued and 325,047,736 shares outstanding as of December 31, 2022; 375,001,940 shares issued and 323,525,556 shares outstanding as of December 31, 2023)	16	81	81
Additional paid-in-capital		477,495	482,484
Accumulated other comprehensive loss		(14,668)	(18,913)
Statutory reserves		7,036	8,142
Treasury shares (49,954,204 shares and 51,476,384 shares as of December 31, 2022 and 2023, respectively)		12	12
Accumulated deficits		(160,063)	(146,944)
Total Xunlei Limited’s shareholders’ equity		309,893	324,862
Non-controlling interests		(1,472)	(1,389)
Total liabilities and shareholders’ equity		463,323	468,686

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2021	2022	2023
Net revenues
Total revenues, net of rebates and discounts (including transactions with related parties of USD18,284, USD15,991 and USD17,270 for the years ended December 31, 2021, 2022 and 2023, respectively)	2(p), 2(x)	239,601	342,564	364,911
Business taxes and surcharges		(819)	(1,067)	(1,189)
Net revenues		238,782	341,497	363,722
Costs of revenues (including transactions with related parties of USD730, USD87 and USD39 for the years ended December 31, 2021, 2022 and 2023, respectively)	19	(118,603)	(200,054)	(200,649)
Gross profit		120,179	141,443	163,073
Operating expenses
Research and development expenses		(61,859)	(67,680)	(74,201)
Sales and marketing expenses		(24,569)	(24,841)	(43,509)
General and administrative expenses		(36,868)	(39,701)	(46,875)
Credit loss (expenses)/write-back, net		(1,206)	844	(100)
Total operating expenses		(124,502)	(131,378)	(164,685)
Operating (loss)/income		(4,323)	10,065	(1,612)
Interest income		723	1,898	4,619
Interest expense		(95)	(93)	(1,514)
Other income, net	20	4,678	13,545	16,904
Income before income tax		983	25,415	18,397
Income tax benefits/(expenses)	21	125	(4,068)	(4,131)
Net income for the year		1,108	21,347	14,266
Less: net (loss)/income attributable to the non-controlling interests		(83)	(116)	41
Net income attributable to Xunlei Limited		1,191	21,463	14,225

Xunlei Limited

Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2021	2022	2023
Net income for the year		1,108	21,347	14,266
Other comprehensive income/(loss): Currency translation adjustments, net of tax		4,116	(16,427)	(4,203)
Comprehensive income		5,224	4,920	10,063
Less: comprehensive (loss)/income attributable to non-controlling interests		(99)	408	83
Comprehensive income attributable to Xunlei Limited		5,323	4,512	9,980

Income per share for common shares
Basic	22	0.0036	0.0639	0.0436
Diluted	22	0.0035	0.0638	0.0435

Weighted average number of common shares used in calculating
Basic	22	334,707,559	336,040,378	326,390,687
Diluted	22	335,969,780	336,235,501	326,849,502

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Changes in Shareholders’ Equity

									Total
								Accumulated	Xunlei
(Amounts expressed in thousands					Additional			other	Limited’s	Non-
of USD, except for number of	Common shares		Treasury stock		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
shares and per share data)	Shares	Amount	Shares	Amount	capital	deficits	reserves	(loss)/income	equity	interest	equity
Balance at January 1, 2021	334,401,981	84	34,475,224	8	469,887	(181,095)	5,414	(2,144)	292,154	(1,781)	290,373

Share-based compensation	—	—	—	—	6,170	—	—	—	6,170	—	6,170
Restricted shares vested	2,855,965	—	(2,855,965)	—	—	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	—	(741)	741	—	—	—	—
Net income	—	—	—	—	—	1,191	—	—	1,191	(83)	1,108
Currency translation adjustments	—	—	—	—	—	—	—	4,132	4,132	(16)	4,116
Balance at December 31, 2021	337,257,946	84	31,619,259	8	476,057	(180,645)	6,155	1,988	303,647	(1,880)	301,767

Issuance of common shares for vesting of restricted shares	—	—	6,124,735	1	(1)	—	—	—	—	—	—
Repurchase of common shares	(22,049,870)	(5)	22,049,870	5	(6,747)	—	—	—	(6,747)	—	(6,747)
Share-based compensation	—	—	—	—	8,184	—	—	—	8,184	—	8,184
Restricted shares vested	9,839,660	2	(9,839,660)	(2)	—	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	—	(881)	881	—	—	—	—
Disposal of subsidiaries	—	—	—	—	2	—	—	—	2	358	360
Capital injection in a subsidiary from noncontrolling interest shareholders	—	—	—	—	—	—	—	—	—	(63)	(63)
Net income	—	—	—	—	—	21,463	—	—	21,463	(116)	21,347
Currency translation adjustments	—	—	—	—	—	—	—	(16,656)	(16,656)	229	(16,427)
Balance at December 31, 2022	325,047,736	81	49,954,204	12	477,495	(160,063)	7,036	(14,668)	309,893	(1,472)	308,421

Repurchase of common shares	(13,037,345)	(3)	13,037,345	3	(4,687)	—	—	—	(4,687)	—	(4,687)
Share-based compensation	—	—	—	—	9,676	—	—	—	9,676	—	9,676
Restricted shares vested	11,515,165	3	(11,515,165)	(3)	—	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	—	(1,106)	1,106	—	—	—	—
Net income	—	—	—	—	—	14,225	—	—	14,225	41	14,266
Currency translation adjustments	—	—	—	—	—	—	—	(4,245)	(4,245)	42	(4,203)
Balance at December 31, 2023	323,525,556	81	51,476,384	12	482,484	(146,944)	8,142	(18,913)	324,862	(1,389)	323,473

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Cash Flows

(Amounts expressed in thousands of USD except for	Years ended December 31,
number of shares and per share data)	2021	2022	2023
Cash flows from operating activities
Net income for the year	1,108	21,347	14,266
Adjustments to reconcile net income to net cash generated from operating activities
— Depreciation of property and equipment	6,319	2,666	4,427
— Amortization of intangible assets	1,129	1,086	1,101
— Amortization of operating lease assets	1,934	56	551
— Credit loss expenses/(write-back), net and impairment on prepayments	1,213	(844)	100
— Loss on disposal of property and equipment	31	2	1
— Gain on modification of operating lease	—	—	(33)
— Share - based compensation	6,170	8,184	9,676
— Net unrealized investment income from short-term investments	(404)	(367)	(1,390)
— Impairment of property and equipment	—	—	1,146
— Impairment of inventories	429	15	—
— Impairment on long-term investments	—	590	—
— Net unrealized gains on long-term investments	—	(437)	—
— Investment income on disposal of long-term investments	(42)	—	(24)
— Interest expense accrued on long-term payables	95	93	93
— Deferred income taxes	(178)	(382)	(428)
— Deferred government grants	(169)	(162)	—
Changes in operating assets and liabilities:
— Accounts receivable	(2,168)	(5,979)	(1,997)
— Prepayments and other assets	(2,319)	4,111	(408)
— Due from/to related parties	(8,507)	1,099	(1,665)
— Accounts payable	5,238	1,064	(598)
— Inventories	(36)	851	(1,804)
— Contract liabilities	2,112	5,739	(1,954)
— Income tax payable	(77)	3,434	904
— Accrued liabilities and other payables	9,605	8,621	3,134
— Lease liabilities	(2,003)	322	618
Net cash generated from operating activities	19,480	51,109	25,716

Cash flows from investing activities
Purchase of short-term investments	(337,738)	(517,411)	(378,162)
Proceeds from collection upon maturities of short-term investments	341,960	545,073	360,735
Purchase of property and equipment (including construction in progress)	(13,202)	(14,969)	(3,992)
Purchase of intangible assets	(84)	(8)	(499)
Purchase of long-term investments	(3,627)	(1,000)	(1,418)
Proceeds from disposal of property and equipment	207	6	15
Proceeds from disposal of long-term investments	42	—	22
(Payment)/repayment of loans to employees	(177)	67	(599)
Loan to a related party	(20,000)	—	—
Net cash (used in)/generated from investing activities	(32,619)	11,758	(23,898)

Cash flows from financing activities
Repurchase of common shares	—	(6,747)	(4,687)
Proceeds from bank borrowings	2,196	16,656	4,254
Repayment of bank borrowings	(2,419)	(3,344)	(13,091)
Capital injection from a non-controlling interest shareholder	—	76	—
Net cash (used in)/generated from financing activities	(223)	6,641	(13,524)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(13,362)	69,508	(11,706)
Effect of exchange rates on cash and cash equivalents, and restricted cash	2,009	(12,136)	(2,300)
Cash and cash equivalents at beginning of the year	137,248	123,358	177,154
Restricted cash at beginning of the year	1,541	4,078	7,654
Cash, cash equivalents and restricted cash at beginning of the year	138,789	127,436	184,808
Cash and cash equivalents at end of the year	123,358	177,154	170,802
Restricted cash at end of year	4,078	7,654	—
Cash, cash equivalents and restricted cash at end of the year	127,436	184,808	170,802

Supplemental disclosure of cash flow information
Income tax paid	66	1,178	2,532
Interest paid	—	—	1,376
Non-cash investing and financing activities
— Purchase of property and equipment in form of other payables	568	593	148
— Addition of operating lease assets and lease liabilities, net off impact from lease modification	10	555	275

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

These consolidated financial statements include the financial statements of the Company, its subsidiaries, the variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”). As of December 31, 2023, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

				% of direct
				or indirect
	Place of	Period of		economic
Name of entities	incorporation	incorporation	Relationship	ownership	Principal activities
Jiangxi Node Technology Service Co., Ltd. (“Jiangxi Node”)	PRC	July 2020	VIE’s subsidiary	100%	Development of cloud computing technology and provision of related services

FUNI. PTE. LTD. (“FUNI”)	Singapore	April 2021	Subsidiary	100%	Operation of live streaming platforms

Hainan Xunlei Hammer Network Technologies Co., Ltd.	PRC	September 2021	VIE’s subsidiary	100%	Development of computer software and operation of live steaming platforms

Note: The English names of the PRC companies represent management’s translation of the Chinese names of these companies as they have not adopted formal English names.

The Group engages primarily in the provision of premium downloading services to its members, sales of bandwidth, platforms for live streaming services and other internet value added services.

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

—Call Option Agreement — Giganology Shenzhen has an option to acquire all of the outstanding shares of Shenzhen Xunlei at a purchase price equal to RMB1 or the lowest price permissible by the then-applicable PRC laws and regulation. The term of the agreement became expired in March 2022 and had been automatically extended for an additional 10 years at Giganology Shenzhen’s discretion to March 2032.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.Organization and nature of operations (Continued)

VIE-related risks

A significant part of the Group’s business is conducted through Shenzhen Xunlei, the VIE of the Group, of which the Company is the primary beneficiary. In the opinion of management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

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

(b)          Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE for which the Company is the primary beneficiary and its subsidiaries. All transactions and balances among the Company, its subsidiaries, the VIE and VIE’s subsidiaries have been eliminated upon consolidation.

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

(d)          Foreign currency translation

The Company’s reporting and functional currency is the United States Dollar (‘‘USD’’). The functional currency of other subsidiaries, the VIE and VIE’s subsidiaries located in the Mainland China is the Renminbi (‘‘RMB’’), and the functional currency of other subsidiaries located outside the Mainland China is the USD. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates prevailing at the balance sheet date. The resulting exchange gains and losses from foreign currency transactions are included in “Other income, net” within the consolidated statements of comprehensive income.

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

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash represented the cash balance on deposit as required by the court for ongoing litigations as of December 31, 2022.

(f)           Short-term investments

Short-term investments include deposits placed with banks with original maturities of more than three months but within one year and investments in financial instruments with a variable interest rate indexed to the performance of underlying assets. In accordance with ASC 825 Financial Instruments, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. Interest generated from short term investments are recorded when interest payments are received at the maturity date. It is recorded as “Other income, net” on the consolidated statements of comprehensive income and measured based on the actual amount of interest the Group received.

(g)          Allowance for expected credit losses

The current expected credit losses methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses. The Group’s accounts receivable, due from related parties and other current assets (including other receivables) and other non-current assets (including other long-term receivables) are within the scope of ASC Topic 326.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(i)           Long-term investments

The Group holds investments in privately held companies. The Group measures long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

During the years ended December 31, 2021, 2022 and 2023, the Group recognized an impairment of nil, USD590,000 and nil, respectively.

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

Repair and maintenance costs are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized. Upon sale or disposal, gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income, the cost and related accumulated depreciation are removed from the consolidated balance sheets.

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

The Group’s goodwill was attributable to the Company as a whole. The Group applies the quantitative assessment for the impairment test of goodwill as of December 31, 2022 and 2023. The impairment test for goodwill determines the fair value of the reporting unit, the Company as a whole, and compares it to the carrying value of the assets and liabilities, including goodwill, of the reporting unit. The fair value of the Company was estimated by management using the discounted cash flow model derived from the long-term (five-year) cash flow projections, which included significant judgements and assumptions relating to revenue forecast and operating margins, discount rate that reflects market assessments of the time value and the specific risks relating to the Company, and cash flows beyond the five-year period are extrapolated using a terminal growth rate.

No goodwill impairment losses were recognized for the years ended December 31, 2021, 2022 and 2023 based on the impairment test performed by the Group.

(l)         Intangible assets

Intangible assets, which include land use rights, acquired computer software and audio-visual license, are carried at cost less accumulated amortization with no residual value and impairment loss, if any. Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Land use rights	30 years
Audio-visual license	9 years
Acquired computer software	5 years

Land use rights represent lease prepayments to the local government authorities, which were identified as operating lease assets.

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

(o)          Operating leases

Lessees are required to recognize an operating lease asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet under ASC Topic 842.

Lessees shall follow the requirements to classify most leases as either financing or operating using principles similar to previous lease accounting. In the statement of comprehensive income, a lessee shall present both of the following: a) for finance leases, the interest expense on the lease liability and amortization of the operating lease asset are not required to be presented as separate line items and shall be presented in a manner consistent with how the entity presents other interest expense and depreciation or amortization of similar assets, respectively; b) for operating leases, lease expense shall be included in the lessee’s income from operations.

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

The Group generates revenues from various streams. Net revenues presented in the consolidated statements of comprehensive income represent revenues from service and product sales net off sales discount, value-added tax and related surcharges.

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

(Amounts in US dollars unless otherwise stated)

2.              Summary of significant accounting policies (Continued)

(p)         Revenue recognition (Continued)

(IV)      Other internet value-added services revenues

(i)         Advertising revenues

Beijing Itui Online Network Technology Co., Ltd. (“Itui Online”), a company controlled by the Company’s principal shareholder has been handling substantially all of the Group’s advertising resources since May 2020, including negotiation and entering into contract with advertisers, matching the requirements of advertisers and dispatching the advertising content to Xunlei’s platforms, accordingly advertisers or advertising agencies are considered as customers of Itui Online and Itui Online is viewed as the customer of the Group. Revenue arising from this transaction is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

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

(q)          Sales and marketing expenses

Sales and marketing expenses comprise primarily salaries and benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from operations amounted to approximately USD15,052,000, USD12,551,000 and USD29,140,000 for the years ended December 31, 2021, 2022 and 2023, respectively.

(r)           General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including related share-based compensation), depreciation of property and equipment, professional service fees, legal expenses and other administrative expenses.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(s)           Research and development costs

The Group incurred research and development costs to develop its acceleration products, live streaming platforms and bandwidth crowdsourcing technologies to enhance the competitive advantages of the Group’s key products. Costs incurred during the research phase are expensed as incurred. Costs incurred for the development of the downloading software, live streaming platforms and bandwidth crowdsourcing technologies prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred. The development costs qualified for capitalization were immaterial for the periods presented.

In addition, the Group incurred other research and development costs in relation to software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented.

(t)          Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The estimation of future taxable income involves significant judgement and estimates. Based on management’s estimated future taxable income, management concluded that it is more likely than not that the net operating losses carried forward cannot be utilized prior to their respective expiration dates. The Group applied the ASC 740 “Income Taxes” regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group’s consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of applying the ASC 740 “Income Taxes”. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any.

PRC Value-added Tax (“VAT”)

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. In addition to the product revenues currently subject to VAT at a rate of 13%, the Group’s revenue from subscription, live streaming, cloud computing services and other internet value-added services are subject to VAT at a rate of 6%.

According to the policy of the PRC State Tax Bureau, enterprises that engage in postal services, telecommunication services and consumer services are entitled to claim 110%, 110% and 105% of the input tax incurred as tax credit in determining VAT payable for the years ended December 31, 2021, 2022 and 2023.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(u)          Employee benefits

Full-time employees of the Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIE and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts from operations for such employee benefits, which are expensed as incurred, were USD12,411,000, USD14,266,000 and USD16,656,000 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

(w)          Government subsidies

The Group receives subsidies from the local PRC government for general use or purchase of equipment. General-use subsidies which are not subject to any conditions or specific use requirements are recorded as subsidy income in the consolidated statements of comprehensive income. Subsidies for purchase of equipment are recorded as deferred government grant when received, and are recorded as other income over the expected useful life of the assets after the related equipment has been purchased.

(x)          Segment reporting

The Group’s Chief Executive Officer has been identified as the chief operating decision maker, who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. The Group has internal reporting of revenues, costs and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Management has determined that the Group operates and manages its business as a single segment, the Group’s long - lived assets are substantially located in the PRC, around 95%, 88% and 91% of revenues of the Group were derived from mainland China during the year ended December 31, 2021, 2022 and 2023, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(x)          Segment reporting (Continued)

An analysis of the different types of total revenues for the years ended December 31, 2021, 2022 and 2023 are summarized as follows:

Revenue from operations	Years ended December 31,
(In thousands)	2021	2022	2023
Subscription revenue	91,174	100,557	119,343
Live streaming revenue and other internet value-added services (note a)and	53,614	122,372	122,157
Cloud computing services and product revenue (note b)	94,813	119,635	123,411
Total revenues	239,601	342,564	364,911

Notes:

(a)	Other internet value-added services mainly comprised online advertising, online games and other technical services.
(b)	Product revenue mainly comprised sales of OneThing Edge Cube and OneThing Edge Station devices and hard disks.
(c)	The total revenues were reclassified to present in three types for the year ended December 31, 2022, and accordingly the classification of total revenues has been adjusted retrospectively for the year ended December 31, 2021.

(y)          Net income per share

Net basic income per share is computed by dividing net income attributable to holders of common shares by the weighted - average number of common shares outstanding during the year.

Net diluted income per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted - average number of common and dilutive common equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted income per share if their effects would be anti-dilutive. Common share equivalents are included for the unvested stock under the treasury stock method.

(z)        Comprehensive income

Comprehensive income is defined as the change in equity of the Group during the period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative translation adjustments.

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

(bb)         Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2021, 2022 and 2023. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

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

In November 2023, the FASB issued ASU No. 2023 - 07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The FASB issued the new guidance primarily to provide financial statement users with more disaggregated expense information about a public entity’s reportable segments. The new guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be adopted retrospectively unless impracticable. Early adoption is permitted.

In December 2023, the FASB issued ASU No. 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted.

The Group does not expect that the adoption of those guidance will have a material impact on the consolidated financial statements.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.            Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2022 and 2023 primarily consist of the following currencies:

	December 31, 2022		December 31, 2023
		USD		USD
(In thousands)	Amount	equivalent	Amount	equivalent
RMB	699,666	100,461	648,445	91,553
USD	73,449	73,449	76,636	76,636
SGD	2,370	1,760	3,231	2,446
Hong Kong Dollar	1,223	157	1,275	163
Others	Not applicable	1,327	Not applicable	4
Total		177,154		170,802

As of December 31, 2022 and 2023, included in the cash and cash equivalents are time deposits with original maturities of three months or less of USD54,350,000 and USD72,176,000, respectively.

4.            Short-term investments

(In thousands)	December 31, 2022	December 31, 2023
Time deposits	51,044	51,176
Investments in financial instruments	32,582	49,902
Total	83,626	101,078

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

5.            Accounts receivable, net

(In thousands)	December 31, 2022	December 31, 2023
Accounts receivable	31,192	32,232
Less: Allowance for current expected credit losses	(1,429)	(1,022)
Accounts receivable, net	29,763	31,210

The following table presents movement in the allowance for current expected credit losses:

(In thousands)	December 31, 2021	December 31, 2022	December 31, 2023
Balance at beginning of the year	9,329	1,764	1,429
Additions	72	—	213
Reversals	(481)	(188)	(189)
Write-off	(7,375)	(2)	(408)
Exchange difference	219	(145)	(23)
Balance at end of the year	1,764	1,429	1,022

The accounts receivable due from the top 10 customers accounted for about 86% and 76% of the balance of accounts receivable as of December 31, 2022 and 2023, respectively. The following table summarizes customers with balances of accounts receivable which was greater than 10% of the Group’s total accounts receivable:

	December 31, 2022	December 31, 2023
Customer A	39%	30%
Customer B	12%	*
Customer C	17%	18%

*Less than 10%.

6.          Inventories

(In thousands)	December 31, 2022	December 31, 2023
Hardware devices	532	2,049
Others	206	420
Less: Impairment	(281)	(250)
Total	457	2,219

Note:	The inventories written down was USD15,000 and nil for the years ended December 31, 2022 and 2023, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

7.            Prepayments and other assets

(In thousands)	December 31, 2022	December 31, 2023
Current portion:
Advances to suppliers (note a)	4,042	3,059
Receivable related to an asset disposal in 2019	3,316	3,247
Receivable from a business disposal in 2015	4,288	—
Loans to employees (note b)	1,851	2,082
Rental and other deposits	1,397	1,561
Others	4,040	5,660
Less: Allowance for current expected credit losses	(10,667)	(6,186)
Total of prepayments and other current assets	8,267	9,423
Non-current portion:
Loans to employees, non-current portion (note b)	1,543	1,687
Advances to suppliers, non-current portion (note a)	594	266
Total of long-term prepayments and other assets	2,137	1,953

The following table presents movement in the allowance for current expected credit loss:

(In thousands)	December 31, 2021	December 31, 2022	December 31, 2023
Balance at beginning of the year	10,283	11,069	10,667
Additions	745	745	—
Reversals	(150)	(197)	(100)
Write-off	(54)	—	(4,234)
Exchange difference	245	(950)	(147)
Balance at end of the year	11,069	10,667	6,186

Notes:

(a)	Advances to suppliers primarily include prepayments to bandwidth suppliers, prepayments for the construction and improvements related to Xunlei Tower and other prepaid expenses.
(b)	The Group entered into loan contracts with certain employees, under which the Group provided interest-free loans or low-interest loans to these employees. The loan amounts vary amongst different employees from repayable on demand to repayable in equal installments on a monthly basis over a term of 5 to 10 years. The balances classified as current represented loan amounts that are repayable on demand or repayable within the next twelve months from the balance sheet date.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

8.          Long-term investments

(In thousands)	December 31, 2022	December 31, 2023
Equity interests without a readily determinable fair value:
Balance at beginning of the year	31,495	30,811
Additions (note a)	—	1,418
Net unrealized gains on investments held	437	—
Impairment on long-term investments	(590)	—
Exchange difference	(531)	(95)
Balance at end of the year	30,811	32,134

Details of the Group’s ownership of the long-term investments are as follows:

	Percentage of ownership of
	shares as of December 31,
Investee	2022	2023
Equity method investment:
Shenzhen Mojingou Information Services Co., Ltd.	28.77%	28.77%
Equity interests without a readily determinable fair value:
Guangzhou Yuechuan Network Technology Co., Ltd. (“Guangzhou Yuechuan”) (note b)	9.30%	—
Chengdu Diting Technology Co., Ltd.	12.74%	12.74%
Shanghai Guozhi Electronic Technology Co., Ltd.	16.80%	16.80%
Guangzhou Hongsi Network Technology Co., Ltd.	19.90%	19.90%
Xiamen Diensi Network Technology Co., Ltd.	14.25%	14.25%
11.2 Capital I, L.P.	2.03%	2.03%
Cloudtropy	9.69%	9.69%
Lexiang Technology Co., Ltd. (formerly named as “Shanghai Lexiang Technology Co., Ltd.”, “Lexiang”) (note c)	6.49%	5.81%
Hangzhou Feixiang Data Technology Co., Ltd.	28.00%	28.00%
Shenzhen Meizhi Interactive Technology Co., Ltd. (“Meizhi Interactive”) (note d)	9.40%	—
Beijing Yunhui Tianxia Technology Co., Ltd.	13.70%	13.70%
Yingshi Innovation Technology Co., Ltd. (formerly named as “Shenzhen Arashi Vision Interative Technology Co., Ltd.”)	8.73%	8.73%
Beijing Cloudin Technology Co., Ltd.	4.12%	4.12%
Quanxun Huiju Networking Technology (Beijing) Co., Ltd. (“Quanxun Huiju”)	5.40%	5.40%
Blue Bayread Limited	1.63%	1.63%
Clapper Media Group Inc.	9.58%	9.58%
Beijing Yunshang Hemei Culture Media Co., Ltd.	10.00%	10.00%
Beijing Xiaosheng Xiaoyi Technology Co., Ltd. (“Xiaosheng Xiaoyi”) (note a)	—	20.00%

Notes :

(a)	In September 2023, the Group made an equity investment of USD1,412,000 (equivalent to RMB10,000,000) to acquire 20.00% equity interest of Xiaosheng Xiaoyi, which is a privately held company.
(b)	In October 2023, the Group disposed of its equity interest in Guangzhou Yuechuan, for which full impairment had been provided in 2018, at a consideration of RMB 1.
(c)	In March 2023, the Group’s interest in Lexiang was diluted to 5.81%, as additional shares were issued by Lexiang, no changes in the carrying value in Lexiang was made as the related transaction did not provide observable price changes to the Group.
(d)	In May 2023, the Group disposed of its equity interest in Meizhi Interactive, for which full impairment had been provided in 2018, at a consideration of RMB 1.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.          Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2022	December 31, 2023
Office building (note)	47,902	48,323
Servers and network equipment	15,065	15,471
Furniture, fixtures and office equipment	790	2,110
Computer equipment	1,624	1,811
Motor vehicles	449	517
Building decoration and leasehold improvements	8,705	8,725
Total original costs	74,535	76,957
Less: Accumulated depreciation	(12,801)	(15,704)
Less: Accumulated impairment	—	(1,225)
Total	61,734	60,028

Note: The construction of Xunlei Tower was completed in December 2022 and the ownership certificate of Xunlei Tower was obtained in March 2024.

The impairment loss recognized for the years ended December 31, 2021, 2022 and 2023 was nil, nil and USD1,146,000, respectively.

Depreciation expense recognized for the years ended December 31, 2021, 2022 and 2023 are summarized as follows:

	Years ended December 31,
(In thousands)	2021	2022	2023
Costs of revenues	4,805	1,362	740
Research and development expenses	436	467	390
Sales and marketing expenses	10	9	7
General and administrative expenses	1,068	828	3,290
Total	6,319	2,666	4,427

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

10.         Operating lease assets and lease liabilities

The operating lease assets, represented the leased offices of the Group, are amortized over the lease terms, which are greater than 1 year but less than 3 years. Operating leases are as below:

(In thousands)	Office leases
Net book amount as of January 1, 2022	27
Additions	920
Amortization	(56)
Effect of foreign currency exchange differences	(26)
Net book amount as of December 31, 2022	865
Additions	927
Amortization	(551)
Modification	(652)
Effect of foreign currency exchange differences	(14)
Net book amount as of December 31, 2023	575

The amortization expenses for long-term operating lease were USD1,934,000, USD56,000 and USD551,000 for the years ended December 31, 2021, 2022 and 2023, respectively.

A charge of USD786,000, USD2,457,000 and USD1,645,000 were recognized in relation to short-term leases for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, the future minimum payment under non-cancellable short-term operating leases was USD96,000.

The weighted average discount rate related to operating leases was 5.4%, 5.4% and 5.1% as of December 31, 2021, 2022 and 2023, respectively. The weighted average remaining lease term were 0.8 year, 3.0 years and 2.0 years as of December 31, 2021, 2022 and 2023, respectively.

The total cash payments in respect of operating lease were USD2,003,000, USD2,792,000 and USD2,386,000 for the years ended December 31, 2021, 2022 and 2023, respectively.

The undiscounted cash payments for each of the next five years as of December 31, 2023 is:

(In thousands)
2024	297
2025	166
2026	70
Total undiscounted payments	533
Less: effect of discounting	(28)
Discounted lease liabilities	505

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.            Intangible assets, net

	December 31,
	2022			2023
			Net book			Net book
(In thousands)	Cost	Amortization	value	Cost	Amortization	value
Land use rights	4,777	(1,498)	3,279	4,697	(1,629)	3,068
Audio - visual license	5,631	(2,884)	2,747	5,537	(3,484)	2,053
Acquired computer software	3,264	(2,744)	520	3,565	(2,989)	576
Total	13,672	(7,126)	6,546	13,799	(8,102)	5,697

Amortization expense recognized for the years ended December 31, 2021, 2022 and 2023 are summarized as follows:

	Years ended December 31
(In thousands)	2021	2022	2023
Cost of revenues	10	54	53
Research and development expenses	6	—	—
General and administrative expenses	1,113	1,032	1,048
Total	1,129	1,086	1,101

The estimated aggregate amortization expense for each of the next five years as of December 31, 2023 is:

(In thousands)	Intangible assets
2024	1,016
2025	925
2026	913
2027	366
2028 and thereafter	2,477

The weighted average amortization periods of intangible assets as of December 31, 2022 and 2023 are as below:

(In year)	December 31, 2022	December 31, 2023
Land use rights	30	30
Audio-visual license	9	9
Acquired computer software	5	5
Total weighted average amortization periods	10	10

12.          Goodwill

	December 31,	December 31,
(In thousands)	2022	2023
Beginning balance	23,136	21,179
Foreign currency translation adjustment	(1,957)	(353)
Accumulated impairment	—	—
Ending balance	21,179	20,826

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

13.          Contract liabilities

(In thousands)	December 31, 2022	December 31, 2023
Contract liabilities (note a)
Membership subscription	37,721	35,969
Live streaming	969	830
Others	1,153	422
Total	39,843	37,221
Less: non-current portion (note b)	(876)	(846)
Contract liabilities, current portion	38,967	36,375

Notes:

(a)	Contract liabilities were related to unsatisfied performance obligations at the end of the year. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following period. The amount of revenue recognized that was included in contract liabilities balance at the beginning of the year was USD35,380,000 and USD38,016,000 for the years ended December 31, 2022 and 2023, respectively.
(b)	As of December 31, 2022 and 2023, the non-current portion consists of membership subscription of USD876,000 and USD846,000, respectively.

14.          Accrued liabilities and other payables

(In thousands)	December 31, 2022	December 31, 2023
Payroll and welfare	23,277	24,702
Tax levies	4,178	7,879
Payables related to Xunlei Kankan	2,418	—
Payables for advertisement	1,980	3,473
Legal and litigation related expenses (note 25)	634	1,168
Professional service fees	1,656	1,273
Agency commissions and rebates from online advertising	2,525	—
Payables for office building	8,528	8,623
Payables related to share repurchase	1,120	2,774
Others	3,122	3,816
Total	49,438	53,708

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.          Bank borrowings

	December 31,	December 31,
(In thousands)	2022	2023
Bank borrowings, current portion	7,024	6,906
Bank borrowings, non-current portion	24,750	15,539
Total	31,774	22,445

The bank borrowings were borrowed by Shenzhen Xunlei for the construction of Xunlei Tower, which was pledged by the land use rights and Xunlei Tower. The interest expense of USD1,000,000 and USD1,593,000 has been capitalized for the years ended December 31, 2021 and 2022, the interest expense of USD1,360,000 has been expensed for the year ended December 31, 2023, respectively. The capitalized interest amount included in the carrying amount of Xunlei Tower is depreciated according to the Group’s accounting policies as stated in note 2(j).

The bank borrowings are denominated in RMB, and the interest rates are calculated based on the Loan Prime Rate plus 15 , 30 or 98.5 basis points.

As of December 31, 2023, the bank borrowings will be due according to the following schedule:

(In thousands)	Principal amounts
Within 1 year	6,906
Between 1 to 2 years	6,906
Between 2 to 3 years	6,906
Between 3 to 4 years	1,727

16.          Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD0.00025 par value per common share as of December 31, 2023. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2022 and 2023, there were 325,047,736 and 323,525,556 common shares outstanding, respectively.

17.          Repurchase of shares

In March 2022, the Board of Directors of the Company authorized another share repurchase program (the “2022 Share Buyback Program”), whereby the Company may repurchase up to USD20 million of its shares over the next twelve months through various legally permissible means, including open market purchases at prevailing prices and algorithmic trading, privately negotiated transactions, block trades, or other methods depending on market conditions and in compliance with applicable regulations. During the year ended December 31, 2023, 569,748 ADSs (2022: 4,409,974) were purchased at an aggregate consideration of approximately USD1.1 million (2022: USD6.7 million) under the 2022 Share Buyback Program.

In June 2023, the Board of Directors of the Company authorized another share repurchase program (the “2023 Share Buyback Program”), whereby the Company may repurchase up to USD20 million of common shares or ADSs over the next twelve months through various legally permissible means, including open market purchases at prevailing prices and algorithmic trading, privately negotiated transactions, block trades, or other methods depending on market conditions and in compliance with applicable regulations. During the year ended December 31, 2023, 2,037,721 ADSs were purchased at an aggregate consideration of approximately USD3.6 million under the 2023 Share Buyback Program.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.          Share-based compensation

2020 share incentive plan

In June 2020, the Group terminated its share incentive plan adopted in December 2010, November 2013, April 2014 (the “Terminated Plans”) and adopted a 2020 share incentive plan, which is referred to as the 2020 Share Incentive Plan (the “2020 Plan”). The awards that are granted and outstanding under the Terminated Plans remain effective under the 2020 Plan, subject to any amendment and modification to the original award agreements that the Company shall determine.

During the years ended December 31, 2021, 2022 and 2023, the number of vested shares relating to the Terminated Plans was 426,000, 330,000 and 320,000, the number of forfeited shares relating to the Terminated Plans was 210,000, nil and nil, respectively. As of December 31, 2023, the number of unvested shares relating to the Terminated Plans was nil.

Under the 2020 Plan, the maximum aggregate number of shares of the Company that may be granted is 31,000,000, which consists of (i) 21,039,742 common shares reserved for issuance, which were previously reserved under the Terminated Plans but not granted under the Terminated Plans, (ii) 9,667,230 common shares repurchased pursuant to the share repurchase programs authorized by the Company, and (iii) 293,028 common shares reserved for issuance under the 2020 Plan.

In March 2023, the Board of Directors of the Company amended and restated the 2020 Plan, the maximum aggregate number of shares of the Company available for grant of awards was increased from 31,000,000 to 46,561,200. The number of shares available for such grants as of December 31, 2023 is 4,155,445 (2022: 2,202,325).

As of December 31, 2023, the restricted shares units granted to employees and officers (excluding those forfeited) under the 2020 Plan vest as follows:

(1)	15,059,340 of these restricted shares should be vested over a two-year schedule in which half of the restricted shares shall be vested upon the first and second anniversary of the grant day, respectively.
(2)	90,000 of these restricted shares should be vested over a three-year schedule in which one-third of the restricted shares shall be vested upon the first, second and third anniversary of the grant day, respectively. Among which, 30,000 shares were vested in an accelerated manner in December 2021.
(3)	25,141,915 of these restricted shares should be vested over a three-year schedule in which two-third of the restricted shares shall be vested upon the second anniversary and one-third of the restricted shares shall be vested upon the third anniversary of the grant day, respectively. Among which, 1,699,990 shares, 133,335 shares and 333,330 shares were vested in an accelerated manner in June 2022, November 2022 and August 2023, respectively.
(4)	500,000 of these restricted shares shall be vested over a five-year schedule in which one-fifth of the restricted shares shall be vested upon the first, second, third, fourth and fifth anniversary of the grant day, respectively. Among which, 100,000 shares were vested in an accelerated manner in December 2021.
(5)	500 of these restricted shares should be vested immediately.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

18.           Share-based compensation (Continued)

2020 share incentive plan (Continued)

A summary of the restricted shares activities under the 2020 Plan for the years ended December 31, 2021, 2022 and 2023 is presented below:

		Weighted-average
	Number of	grant-date fair
	restricted shares	value (USD)
Unvested as of January 1, 2021	—
Granted	31,091,840	0.83
Vested	(2,429,965)
Forfeited	(2,777,500)
Unvested as of December 31, 2021	25,884,375
Expected to vest as of December 31, 2021	19,413,281
Unvested as of January 1, 2022	25,884,375
Granted	2,200,000	0.31
Vested	(9,509,660)
Forfeited	(1,716,665)
Unvested as of December 31, 2022	16,858,050
Expected to vest as of December 31, 2022	12,643,538
Unvested as of January 1, 2023	16,858,050
Granted	12,485,750	0.36
Vested	(11,195,165)
Forfeited	(491,670)
Unvested as of December 31, 2023	17,656,965
Expected to vest as of December 31, 2023	13,242,724

Based upon the Company’s historical and expected forfeitures for restricted share units granted, the directors of the Company estimated that its future forfeiture rate would be 25% for employees and management.

As of December 31, 2023, the total unrecognized compensation expense relating to the restricted shares was USD5,161,700 (2022: USD10,161,200).

Total compensation costs recognized for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Years ended December 31,
(In thousands)	2021	2022	2023
Sales and marketing expenses	59	—	48
General and administrative expenses	4,682	6,855	8,113
Research and development expenses	1,429	1,329	1,515
Total	6,170	8,184	9,676

Note: For the year ended December 31, 2021, 2022 and 2023, the compensation costs recognized in relation to the shares awarded under the Terminated Plans amounted to USD800,700, USD748,800 and USD352,000, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.         Costs of revenues

	Years ended December 31,
(In thousands)	2021	2022	2023
Bandwidth costs	80,720	104,580	112,522
Revenue-sharing from live streaming business	26,506	78,636	67,302
Payment handling charges	3,066	6,500	8,494
Cost of inventories sold	1,516	2,228	5,911
Depreciation of servers and other equipment	4,805	1,363	740
Other costs (note)	1,990	6,747	5,680
Total	118,603	200,054	200,649

Note: Other costs mainly included content review costs and technical service costs.

20.          Other income, net

	Years ended December 31,
(In thousands)	2021	2022	2023
Gains from reversal of long outstanding payables	—	3,239	6,831
Investment income from short-term investments (note)	2,486	2,903	4,354
Government subsidy income	3,206	2,377	2,360
Exchange (losses)/gains, net	(1,205)	4,494	1,693
VAT deduction	818	1,220	840
Net unrealized gains arising from long-term investments	—	437	—
Impairment on long-term investments	—	(590)	—
Rental income	—	—	199
Others	(627)	(535)	627
Total	4,678	13,545	16,904

Note: For the years ended December 31, 2021, 2022 and 2023, investment income from short-term investments comprised interest income of USD599,000, USD361,000 and USD1,389,000 from time deposits with original maturities of more than three months but within one year, and investment income of USD1,888,000, USD2,543,000 and USD2,965,000 from investments in financial instruments, respectively.

21.          Taxation

(i)           Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)          British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

(iii)        Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Shenzhen Xunlei, Onething, Wangwenhua and Xunlei Computer have been recognized as HNTE and entitled to preferential tax rate of 15% for the years ended December 31, 2021, 2022 and 2023. In addition, Onething was established in Qianhai Shenzhen Hongkong Modern Service Industry Cooperation Zone and met the requirements set out by the local authorities, accordingly it is also entitled to a preferential tax rate of 15% for the years ended December 31, 2021, 2022 and 2023.

Jiangxi Node was qualified for a preferential tax rate of 15% for the years ended December 31, 2021, 2022 and 2023. The preferential tax rate is awarded to companies which are located in the West Regions of China and operate in certain encouraged industries. This qualification needs to be assessed on an annual basis.

Certain subsidiaries of the Group or VIE’s subsidiaries in the PRC have been granted certain tax concessions to small scale entities by tax authorities in the PRC whereby the subsidiaries operating in the respective region are entitled to tax concessions. Jiangxi Node was also qualified for small scale entities for the year ended December 31, 2023, it elected to apply the tax concession accordingly. The remaining PRC subsidiaries and VIE’s subsidiaries are subject to a 25% EIT rate.

According to a policy of the PRC State Tax Bureau, enterprises that engage in research and development activities are entitled to claim 175% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year (“Super Deduction”) from January 1, 2018. In addition, enterprises that engage in research and development activities are allowed to claim 200% of the research and development expenses incurred during October 1, 2022 to December 31, 2023 as tax deductible expenses in determining their tax assessable profits, based on the policy announced by the PRC State Tax Bureau in September 2022 and March 2023.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Up to December 31, 2023, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that they have no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued for the years ended December 31, 2021, 2022 and 2023.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.          Taxation (Continued)

(v)PRC Enterprise Income Tax (“EIT”) (Continued)

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2022 and 2023, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The current and deferred portions of income tax (benefits)/expenses included in the consolidated statements of operations are as follows:

	Years ended December 31,
(In thousands)	2021	2022	2023
Current income tax expenses	53	4,450	4,559
Deferred income tax benefits	(178)	(382)	(428)
Income tax (benefits)/expenses	(125)	4,068	4,131

The aggregate amount and per share effect of the tax holidays and concession are as follows:

	Years ended December 31,
	2021	2022	2023
Aggregate dollar effect (in thousands)	4,100	5,243	5,121
Per share effect—basic	0.01	0.02	0.02
Per share effect—diluted	0.01	0.02	0.02

The reconciliation of total tax (benefits)/expenses computed by applying the respective statutory income tax rates to pre-tax income is as follows:

	Years ended December 31,
(In thousands)	2021	2022	2023
Income tax expenses/(benefits) at PRC statutory rate (based on statutory tax rate applicable to enterprises in China)	246	5,047	3,965
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	2,571	1,640	1,615
Non-deductible expenses	47	468	306
Effect of Super Deduction	(2,262)	(2,594)	(3,609)
Effect of tax holidays and tax concessions	(4,100)	(5,243)	(5,121)
Change in valuation allowance of deferred tax assets	3,507	4,709	7,170
Others	(134)	41	(195)
Income tax (benefits)/expenses	(125)	4,068	4,131

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.          Taxation (Continued)

(v)PRC Enterprise Income Tax (“EIT”) (Continued)

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances of December 31, 2022 and 2023 are as follows:

(In thousands)	December 31, 2022	December 31, 2023
Deferred tax assets, non-current portion:
Net operating losses carried forward (note a)	41,240	49,921
Impairment of long-term equity investments	3,972	493
Provision of allowance for expected credit losses	1,841	1,071
Others	383	861
Valuation allowance (note b)	(47,223)	(51,868)
Deferred tax assets, net	213	478

Deferred tax liabilities:
Deferred credit arising from an asset acquisition	(687)	(513)

Notes:

(a)	As of December 31, 2023, the accumulated net operating loss of USD5,795,000 of the Group’s subsidiaries incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of USD241,049,000, mainly arose from the Company’s subsidiaries, the VIE and VIE’s subsidiaries established in the PRC, can be carried forward to offset future taxable income and will expire during the period from 2024 to 2030.
(b)	The deferred tax liabilities balances are expected to be recoverable as follows:

(In thousands)	December 31, 2022	December 31, 2023
Within one year	165	162
After one year	522	351
Total	687	513

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2021	2022	2023
Beginning balance	40,924	45,580	47,223
Additions	3,507	5,931	7,406
Reversals	—	(1,222)	(236)
Exchange difference	1,149	(3,066)	(2,525)
Ending balance	45,580	47,223	51,868

For the years ended December 31, 2021, 2022 and 2023, valuation allowance was provided for net operating loss carryforwards from certain subsidiaries, the VIE and VIE’s subsidiaries because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of future taxable income of those companies.

As of December 31, 2023, the tax returns of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries for tax years 2019 through 2023 are still open to examination, the tax returns of FUNI for tax years 2022 and 2023 are still open to examination.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.          Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2021, 2022 and 2023 are calculated as follows:

(Amounts expressed in thousands of USD, except	Years ended December 31,
for number of shares and per share data)	2021	2022	2023
Numerator:
Net income	1,108	21,347	14,266
Less: Net (loss)/income attributable to the non-controlling interest	(83)	(116)	41
Net income attributable to Xunlei Limited’s common shareholders for basic/dilutive net income per share calculation	1,191	21,463	14,225
Denominator:
Weighted average number of common shares outstanding, basic	334,707,559	336,040,378	326,390,687
Dilutive effect of restricted share units	1,262,221	195,123	458,815
Weighted average number of common shares outstanding, diluted	335,969,780	336,235,501	326,849,502
Basic net income per share	0.0036	0.0639	0.0436
Diluted net income per share	0.0035	0.0638	0.0435

23.          Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related party	Relationship with the Group
Aiden & Jasmine Limited	Shareholder of the Company
Millet Technology Co., Ltd. (“Xiaomi Technology”)	(note)
Guangzhou Millet Information Service Co., Ltd. (“Guangzhou Millet”)	(note)
Shenzhen Xiaomi Technology Co., Ltd. (“Shenzhen Xiaomi”)	(note)
Beijing Xiaobu Technology Co., Ltd. (“Beijing Xiaobu”)	Company owned by the principal shareholder of the Company
Sungai Pte. Ltd. (“Sungai”)	Company owned by the principal shareholder of the Company
Beijing Itui Technology Co., Ltd. (“Beijing Itui”)	Company owned by the principal shareholder of the Company
Itui Online	Company owned by the principal shareholder of the Company
Chizz (HK) Limited (“Chizz”)	Company owned by the principal shareholder of the Company

Note: In April 2020, Best Ventures Limited (“Best Ventures”, formerly known as Xiaomi Ventures Limited) ceased to be the shareholder of the Company as Best Ventures together with certain shareholders of the Company exchanged their common shares of the Company for the shares of Itui International Inc. (“Itui”). In addition, Best Ventures entitled to certain veto rights in determining Itui’s voting on the Company. As a result, Best Ventures and the companies controlled by Best Ventures continued to be related parties of the Company.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.          Related party transactions (Continued)

During the years ended December 31, 2021, 2022 and 2023, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2021	2022	2023
Revenue from cloud computing services
Xiaomi Technology	2,798	4,978	7,604
Beijing Itui	821	592	358
Revenue from advertising
Itui Online	11,648	7,804	8,941
Shenzhen Xiaomi	380	112	13
Revenue from technical services
Guangzhou Millet	1,245	—	—
Shenzhen Xiaomi	1,392	2,505	354
Bandwidth costs
Quanxun Huiju	730	—	—
Interest income
Chizz	176	626	724

As of December 31, 2022 and 2023, the amounts due from/to related parties were as follows:

(In thousands)	December 31, 2022	December 31, 2023
Amounts due from related parties - current
Accounts receivable
Itui Online	7,910	9,061
Shenzhen Xiaomi	1,378	705
Xiaomi Technology	1,871	1,831
Beijing Xiaobu	1,419	394
Beijing Itui	537	333
Sungai.	92	—
Other receivables
Chizz (note)	19,689	300
Other related parties (individual balance was less than USD10)	21	20
Total	32,917	12,644
Amounts due from a related party - non-current
Other receivables
Chizz (note)	—	19,619
Total	—	19,619

Note: In September 2021, Xunlei Network provided a loan amounted to USD20 million to Chizz at an interest rate of 3% per annum for a term of 2 years. The loan was extended for another 2 years at an interest rate of 5.10% per annum in September 2023.

(In thousands)	December 31, 2022	December 31, 2023
Amounts due to related parties
Other payables
Aiden & Jasmine Limited	1,560	—
Total	1,560	—

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2022 and 2023.

Fair value measurements as of December 31, 2022
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Investments in structured deposits and wealth management products	32,582	—	32,582	—

Fair value measurements as of December 31, 2023
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Investments in structured deposits and wealth management products	49,902	—	49,902	—

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.          Commitments and contingencies

Bandwidth purchase commitments

The Group purchases bandwidth in the PRC under non-cancellable contracts expiring on different dates. Payments under purchase of bandwidth are expensed on a straight-line basis over the duration of the respective periods.

As of December 31, 2023, future minimum payments under non-cancellable bandwidth contracts consist of the following:

(In thousands)	December 31, 2023
2024	195

Capital commitments

As of December 31, 2023, the Group has unconditional purchase obligations for office building and office equipment that had not been recognized as follows:

(In thousands)	December 31, 2023
2024	7,851
2025 and after	59
7,910

Litigations

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group had incurred USD997,000, USD188,000 and USD935,000 legal and litigation related expenses for the years ended December 31, 2021, 2022 and 2023, respectively.

Up to April 23, 2024, which is the date when the consolidated financial statements were issued, the Group had 14 lawsuits pending against the Group, relating to the alleged copyright infringement and claims for other damages, with an aggregate claimed amount of approximately RMB20.1 million (USD2.9 million) which occurred before December 31, 2023 (2022: USD0.8 million). The Group had accrued for USD1,168,000 litigation related expenses in “Accrued liabilities and other payables” in the consolidated balance sheet as of December 31, 2023 (2022: USD634,000), which is the most probable and reasonably estimable outcome.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group’s legal counsels. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 14 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of recorded accrual, with respect to loss contingencies for asserted legal and other claims. However, the outcome of litigation is inherently uncertain. If one or more of these legal matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements for that reporting period could be materially adversely affected.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Certain risks and concentration

PRC regulations

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses. Specifically, foreign ownership in an internet content provider or other value - added telecommunication service providers may not exceed 50%. The Group conducts its operations in China principally through contractual arrangements among Giganology Shenzhen, its wholly - owned PRC subsidiary, Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct its businesses in China and hold various operating subsidiaries that conduct a majority of its operations in China. The Company conducts substantially all of its operations in China through, Shenzhen Xunlei, a variable interest entity, which it consolidates as a result of a series contractual arrangements entered. If the Company had ownership of Shenzhen Xunlei, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, its operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen’s unilateral termination right. None of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date.

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

Shenzhen Xunlei and its subsidiaries’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include intangible assets, purchased property and equipment. The balances of these assets held by Shenzhen Xunlei and its subsidiaries are included in “property and equipment, net” and “intangible assets, net” in the consolidated balance sheets and specifically in the VIE table on the following page. The unrecognized revenue-producing assets mainly consist of license, patents, trademarks, and domain names which are not recorded in the financial statement as they did not meet the recognition criteria set in ASC 350-30-25. The licenses stated above primarily consist of licenses that grant Shenzhen Xunlei and its subsidiaries the right to produce and broadcast internet, radio, and television programs. One of them is the ICP licenses as described in note 1.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Certain risks and concentration (Continued)

PRC regulations (Continued)

As of December 31, 2023, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, certain patents applications are being examined by the State Intellectual Property Office of the PRC.

As of December 31, 2023, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories, including registered with World Intellectual Property Organization.

The following financial information of the consolidated VIEs (including VIE and VIE’s subsidiaries) was included in the accompanying consolidated financial statements, before elimination of balances with the Company and its subsidiaries, as of and for the years ended:

	As of December 31,
(In thousands)	2022	2023
Current assets:
Cash and cash equivalents	52,142	37,286
Short-term investments	—	14,825
Accounts receivable, net	29,162	27,851
Amount due from group companies	5,326	5,278
Due from related parties	13,121	12,330
Inventories	457	2,219
Prepayments and other current assets	2,574	2,579
Total current assets	102,782	102,368
Non-current assets:
Long-term investments	5,345	6,668
Property and equipment, net	61,545	59,882
Intangible assets, net	6,546	5,697
Goodwill	21,179	20,826
Long-term prepayments and other assets	2,094	1,928
Operating lease assets	865	575
Restricted cash	7,654	—
Total assets	208,010	197,944
Current liabilities:
Accounts payable	23,398	21,517
Amount due to group companies	71,925	93,740
Bank borrowings	7,024	6,906
Contract liabilities	37,781	34,723
Income tax payable	3,342	4,739
Accrued liabilities and other payables	43,446	42,035
Lease liabilities, current portion	283	276
Total current liabilities	187,199	203,936
Non-current liabilities:
Contract liabilities	876	846
Deferred tax liabilities	687	513
Amount due to group companies	97,617	68,902
Bank borrowings	24,750	15,539
Lease liabilities	299	229
Total liabilities	311,428	289,965

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Certain risks and concentration (Continued)

PRC regulations (Continued)

	Years ended December 31,
(In thousands)	2021	2022	2023
Third-party revenues	228,736	301,853	330,860
Third-party costs of revenues	(109,722)	(171,116)	(177,060)
Inter-company operating expenses	(8,032)	(4,863)	(12,896)
Third-party operating expenses	(110,367)	(115,578)	(139,613)
Net income attributable to Xunlei Limited	2,913	11,136	6,995

	Years ended December 31,
(In thousands)	2021	2022	2023
Purchases of goods and services from group companies	—	(29,738)	—
Sales of goods and services to group companies	—	—	217
Other operating activities with external parties	24,945	54,684	27,634
Net cash generated from operating activities	24,945	24,946	27,851
Other investing activities with external parties	(19,417)	(8,801)	(21,985)
Net cash used in investing activities	(19,417)	(8,801)	(21,985)
Loans from group companies	23,527	25,580	437
Repayment of loans to group companies	(24,425)	(10,830)	(19,285)
Other financing activities with external parties	(223)	13,388	(8,837)
Net cash (used in)/generated from financing activities	(1,121)	28,138	(27,685)
	4,407	44,283	(21,819)

Foreign exchange risk

The Group’s financing activities are denominated mainly in USD and RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into the RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of the Company’s subsidiaries incorporated in the PRC, the VIE and VIE’s subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB.

Concentration of customer risk

The top 10 customers accounted for approximately 35%, 33% and 31% of the net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, revenue from Customer A was USD31.4 million, USD49.4 million and USD53.9 million, accounted for approximately 13%, 14% and 15% of the Group’s total revenues, respectively. Other than this, no revenue derived from transactions with any other single customer represented 10% or more of the Group’s total revenues.

Credit risk

As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held at reputable financial institutions in the jurisdictions where the Company, the Company’s subsidiaries, the VIE and VIE’s subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents, restricted cash and short-term investments.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Certain risks and concentration (Continued)

Credit risk (Continued)

Prior to entering into sales agreements, the Group performs ongoing credit assessments of its customers, taking into account their financial position, credit history and other factors such as current market conditions. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable for the years ended December 31, 2021, 2022 and 2023.

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

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see note 2(aa)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD173,226,000 as of December 31, 2023, or 53% of the Company’s total consolidated net assets. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, the VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, the VIE and VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2023.

Condensed Balance Sheets

(In thousands)	December 31, 2022	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	32,004	31,919
Short-term investments	29,342	28,382
Due from group companies	5,808	6,583
Prepayments and other current assets	927	1,720
Total current assets	68,081	68,604
Non-current assets:
Due from group companies	200,471	199,864
Investments in subsidiaries and consolidated VIEs	49,888	68,086
Total assets	318,440	336,554
Liabilities
Current liabilities:
Accounts payable	55	—
Due to group companies	5,028	8,150
Due to related parties	1,560	—
Income tax payable	10	72
Accrued liabilities and other payables	1,894	3,470
Total current liabilities	8,547	11,692
Total liabilities	8,547	11,692
Commitments and contingencies
Shareholders’ equity
Common shares	81	81
Treasury shares	12	12
Other shareholders’ equity	309,800	324,769
Total Xunlei Limited’s shareholders’ equity	309,893	324,862
Total liabilities and shareholders’ equity	318,440	336,554

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.        Additional information: condensed financial statements of the Company (Continued)

Condensed Statements of Operations

	Years ended December 31,
(In thousands)	2021	2022	2023
Operating expenses
General and administrative expenses	(3,302)	(6,436)	(7,931)
Total operating expenses	(3,302)	(6,436)	(7,931)
Operating loss	(3,302)	(6,436)	(7,931)
Interest income	107	360	1,512
Interest expense	(95)	(93)	(93)
Other income, net	585	368	3,928
Income from subsidiaries and consolidated VIEs	3,935	27,300	16,948
Income before income tax	1,230	21,499	14,364
Income tax expenses	(39)	(36)	(139)
Net income	1,191	21,463	14,225
Net income attributable to Xunlei Limited’s common shareholders	1,191	21,463	14,225

Condensed Statements of Cash Flows

	Years ended December 31,
(In thousands)	2021	2022	2023
Other operating activities with external parties	(5,732)	(948)	(391)
Net cash used in operating activities	(5,732)	(948)	(391)
Loans to group companies	(26,391)	(3,450)	(188)
Other investing activities with external parties	6,553	11,134	2,031
Net cash (used in)/generated from investing activities	(19,838)	7,684	1,843
Loans from group companies	—	—	3,150
Other financing activities with external parties	—	(6,747)	(4,687)
Net cash used in financing activities	—	(6,747)	(1,537)
Net decrease in cash and cash equivalents	(25,570)	(11)	(85)
Cash and cash equivalents at beginning of year	57,585	32,015	32,004
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	32,015	32,004	31,919