Form 20-F
period 2024-12-31
Xunlei Ltd
filed 2025-04-24
CIK 1510593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 307,351,196 common shares (excluding (i) 56,761,315 common shares that are (a) reserved for bulk issuance upon the exercise or vesting of awards granted under our share incentive plan, or (b) repurchased by our company but not yet canceled, and (ii) 10,889,429 common shares, consisting of 274,057 ADSs (representing 1,370,285 common shares) and 9,519,144 common shares held by Leading Advice Holdings Limited, a share incentive awards holding platform) as of December 31, 2024.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Yes ☐ No ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our company,” “our” or “Xunlei” refers to Xunlei Limited, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and the VIE’s subsidiaries;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“daily active user” refers to a user who accessed Mobile Xunlei through a mobile device, on a given day;
●	“digital media content” refers to videos, music, games, software and documents transmitted in digital form;
●	“monthly unique visitors” refers to the number of different individual visitors who accessed Xunlei products (including websites and software) on our platform from the same computer at least once within a month; under this method, a user who accessed Xunlei products from two different computers would count as two unique visitors;
●	“shares” or “common shares” refers to our common shares, par value US$0.00025 per share;
●	“Shenzhen Xunlei” or the “VIE” refers to Shenzhen Xunlei Networking Technologies Co., Ltd., our variable interest entity in China;
●	“subscriber” refers to users who can access our premium acceleration services, including accounts temporarily suspended, but excluding sub-accounts and accounts on a trial basis.
●	“ADSs” refers to our American depositary shares, each representing five common shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs;
●	“RMB” or “Renminbi” refers to the legal currency of China; and
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. Solely for the convenience of the reader, the translations of Renminbi amounts into U.S. dollars contained in this annual report were made at RMB7.1884 to US$1.00, the rate released by the State Administration of Foreign Exchange of the People’s Republic of China on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “might”, “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

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

Item 3.   Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entity

Xunlei Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the variable interest entity. We conduct our operations primarily in China through (i) our PRC subsidiaries, and (ii) the variable interest entity, with which we maintain contractual arrangements and its subsidiaries in China. PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in value-added telecommunication service, and prohibit foreign investment in internet cultural operating service and online transmission of audio-visual programs service. Accordingly, we operate these businesses in China through the variable interest entity, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entity and its shareholders to control the business operations of the variable interest entity. Revenues contributed by the variable interest entity accounted for 88.1%, 90.7% and 79.1% of our total revenues in 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Xunlei Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in China, Shenzhen Xunlei, which was established in January 2003 to operate our Xunlei internet platform together with its various subsidiaries in the PRC. Investors in our ADSs are not purchasing equity interest in the variable interest entity in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

Xunlei Limited
(Cayman Islands)
100%
Xunlei Network Technologies
Limited (BVI)
100%
Funi. Pte. Ltd.
(Singapore)
100%
Fuconnect. Pte. Ltd.
(Singapore)
100%
Xunlei Network Technologies
Limited (HK)
Offshore
100%
Onshore
100%
Giganology (Shenzhen)
Co., Ltd.
Xunlei Computer (Shenzhen)
Co., Ltd.
Shenzhen Xunlei Networking
Technologies Co., Ltd.(1)
70%
70%
100%
Shenzhen Onething
Technologies Co., Ltd.(2)
Xunlei Games Development
(Shenzhen) Co., Ltd.(3)
Shenzhen Xunlei Wangwenhua
Co., Ltd.
100%
80%
Shenzhen Qianhai Onething
Network Technologies Co., Ltd.
Henan Tourism Information
Co., Ltd.(4)
100%
Jiangxi Node Technology
Services Co., Ltd.
Direct ownership
Contractual arrangements

Notes:

(1)	Shenzhen Xunlei is the variable interest entity. Mr. Sean Shenglong Zou, our co-founder, Mr. Hao Cheng, our co- founder, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests, respectively.
(2)	The remaining 30% of the equity interest is owned by certain plan participants or share incentive awards holding platforms under the employee share incentive plan.
(3)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.
(4)	The remaining 20% of the equity interest is owned by Service Center for Department of Culture and Tourism of Henan Province.

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

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements to be filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the variable interest entity and its subsidiaries in China have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries, the variable interest entity and its subsidiaries in China, including, among others, the Value-added Telecommunication Services License and Online Culture Operation Permit. However, given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that we have obtained or will obtain all permits or licenses required for conducting our business in China. For example, Shenzhen Xunlei, an entity that provides video content display services, is not a registered owner of the license for online transmission of audio-visual programs. As a result, it is possible that the PRC government authorities could determine that these businesses are operating without sufficient licenses. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial condition and results of operations.”

In addition, each of Shenzhen Xunlei and its consolidated entities that operate online games has obtained a Value-added Telecommunication Services License for operating our online game business. Shenzhen Xunlei, which holds 70% of the equity interest in Xunlei Games, had previously obtained an Internet Publishing Services License for the publication of internet games, which expired on September 17, 2022. We are in the process of renewing such license and re-submitted the required documents to the competent authorities for review in October 2023. However, we cannot assure you that Shenzhen Xunlei will successfully renew its Internet Publishing Services License. Furthermore, none of Shenzhen Xunlei and its subsidiaries that operate online games has obtained an Internet Publishing Services License. Given the uncertainties involved in the interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that Shenzhen Xunlei and its consolidated entities that operate online games are not required to obtain Internet Publishing Services Licenses as well. As a result, PRC government authorities may find that these entities are operating online game services without having the proper license and may penalize us accordingly. Upon such event, Shenzhen Xunlei and its consolidated entities that operate online games could be ordered to cease their operations of such online game services and could be subject to confiscation of illegal income and major equipment, or to fines. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from the government authorities, including the discontinuance of our online game business.”

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

Cash and Asset Flows through Our Organization

Under PRC laws, Xunlei Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entity only through loans, subject to satisfaction of applicable registration and approval requirements from the PRC government. For the year ended December 31, 2022, 2023 and 2024, the variable interest entity received debt financing of US$25.5 million, US$0.4 million and US$7.0 million from our WFOE in this annual report, respectively.

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

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The restricted amounts include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entity, in which we have no legal ownership, US$172.1 million, US$173.2 million and US$173.8 million, as of December 31, 2022, 2023 and 2024, respectively. For details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and government control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and variable interest entity and its subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

In the year ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization.

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

Financial Information Related to the Variable Interest Entity

The following table presents the condensed consolidating schedule of financial information of Xunlei Limited, our WFOE (which is the primary beneficiary of the VIE), our other subsidiaries (excluding our WFOE), and the VIE and VIE’s subsidiaries, for the years ended December 31, 2022, 2023 and 2024 and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2024
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Inter-company total revenues (1)(5)	—	—	12,695	294	(12,989)	—
Third-party total revenues	—	68,255	—	256,150	—	324,405
Third-party costs of revenues	—	(41,883)	—	(113,684)	—	(155,567)
Inter-company operating expenses (1)(5)	—	(294)	—	(12,695)	12,989	—
Third-party operating expenses	(1,712)	(23,122)	(12,182)	(146,261)	—	(183,277)
(Loss)/profit from subsidiaries and consolidated VIE (2)	(627)	8,137	(8,531)	—	1,021	—
Net income/(loss) attributable to Xunlei Limited	1,215	11,707	(4,196)	(8,532)	1,021	1,215

	For the year ended December 31, 2023
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Inter-company total revenues (1)(5)	—	—	12,896	—	(12,896)	—
Third-party total revenues	—	34,051	—	330,860	—	364,911
Third-party costs of revenues	—	(23,589)	—	(177,060)	—	(200,649)
Inter-company operating expenses (1)(5)	—	—	—	(12,896)	12,896	—
Third-party operating expenses	(7,931)	(6,753)	(10,388)	(139,613)	—	(164,685)
Profit from subsidiaries and consolidated VIE (2)	16,948	6,153	6,995	—	(30,096)	—
Net income attributable to Xunlei Limited	14,225	9,875	13,226	6,995	(30,096)	14,225

	For the year ended December 31, 2022
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Inter-company total revenues(1)(5)	—	—	4,863	—	(4,863)	—
Third-party total revenues	—	40,711	—	301,853	—	342,564
Third-party costs of revenues	—	(28,938)	—	(171,116)	—	(200,054)
Inter-company operating expenses(1)(5)	—	—	—	(4,863)	4,863	—
Third-party operating expenses	(6,436)	(4,784)	(4,580)	(115,578)	—	(131,378)
Profit from subsidiaries and consolidated VIE (2)	27,300	—	11,136	—	(38,436)	—
Net income attributable to Xunlei Limited	21,463	16,488	16,719	11,136	(44,343)	21,463

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2024
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Cash and cash equivalents	33,275	28,531	73,009	42,514	—	177,329
Short-term investments	14,225	—	81,500	14,484	—	110,209
Accounts receivable, net	—	5,441	—	27,221	—	32,662
Inventories	—	4	—	1,251	—	1,255
Amount due from group companies (3)(5)	12,646	2,849	78,824	5,500	(99,819)	—
Due from related parties	—	19,973	14	11,532	—	31,519
Prepayments and other current assets	1,008	1,275	3,965	3,810	—	10,058
Restricted cash	—	—	—	218	—	218
Investments in subsidiaries and consolidated VIE (2)	67,997	168,345	—	—	(236,342)	—
Long-term investments	—	24,029	—	6,570	—	30,599
Deferred tax assets	—	920	195	9,873	(460)	10,528
Property and equipment, net	—	88	35	55,307	—	55,430
Operating lease assets	—	—	—	450	—	450
Intangible assets, net	—	3,409	—	4,901	—	8,310
Amount due from group companies, non-current portion (3)	200,855	—	—	—	(200,855)	—
Other long-term prepayments and non-current assets	—	2,794	8	2,532	—	5,334
Total assets	330,006	257,658	237,550	186,163	(537,476)	473,901
Accounts payable	—	3,634	—	19,330	—	22,964
Amount due to group companies (3)(5)	7,651	7,456	236	84,476	(99,819)	—
Due to related parties	—	—	—	17	—	17
Contract liabilities and deferred income, current portion	—	3,109	—	36,827	—	39,936
Income tax payable	35	2,284	637	6,430	—	9,386
Accrued liabilities and other payables	4,264	8,534	2,953	36,342	—	52,093
Lease liabilities, current portion	—	—	—	253	—	253
Bank borrowings, current portion	—	—	—	2,087	—	2,087
Contract liabilities and deferred income, non‑current portion	—	—	—	458	—	458
Deferred tax liabilities	—	559	185	870	(460)	1,154
Bank borrowings, non-current portion	—	—	—	27,127	—	27,127
Lease liabilities, non-current portion	—	—	—	161	—	161
Deficits in subsidiaries and consolidated VIE (2)	—	—	96,254	—	(96,254)	—
Amount due to group companies, non-current portion (3)	—	92,861	39,093	68,901	(200,855)	—
Other long-term payables	—	—	—	480	—	480
Total liabilities	11,950	118,437	139,358	283,759	(397,388)	156,116
Total shareholders’ equity/(deficits)	318,056	138,150	98,192	(96,254)	(140,088)	318,056
Non-controlling interests	—	1,071	—	(1,342)	—	(271)
Total liabilities, non-controlling interests and shareholders’ equity	330,006	257,658	237,550	186,163	(537,476)	473,901

	As of December 31, 2023
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Cash and cash equivalents	31,919	14,762	86,835	37,286	—	170,802
Short-term investments	28,382	—	57,871	14,825	—	101,078
Accounts receivable, net	—	3,359	—	27,851	—	31,210
Inventories	—	—	—	2,219	—	2,219
Amount due from group companies (3)(5)	6,583	3,349	87,971	5,278	(103,181)	—
Due from related parties	—	300	14	12,330	—	12,644
Prepayments and other current assets	1,720	826	4,298	2,579	—	9,423
Investments in subsidiaries and consolidated VIE (2)	68,086	162,689	—	—	(230,775)	—
Long-term investments	—	25,466	—	6,668	—	32,134
Due from related parties, non-current	—	19,619	—	—	—	19,619
Deferred tax assets	—	478	—	—	—	478
Property and equipment, net	—	126	20	59,882	—	60,028
Operating lease assets	—	—	—	575	—	575
Intangible assets, net	—	—	—	5,697	—	5,697
Goodwill	—	—	—	20,826	—	20,826
Amount due from group companies, non-current portion (3)	199,864	—	—	—	(199,864)	—
Other long-term prepayments and non-current assets	—	—	25	1,928	—	1,953
Total assets	336,554	230,974	237,034	197,944	(533,820)	468,686
Accounts payable	—	2,913	—	21,517	—	24,430
Amount due to group companies (3)(5)	8,150	1,088	203	93,740	(103,181)	—
Contract liabilities, current portion	—	1,652	—	34,723	—	36,375
Income tax payable	72	1,034	546	4,739	—	6,391
Accrued liabilities and other payables	3,470	4,422	3,781	42,035	—	53,708
Lease liabilities, current portion	—	—	—	276	—	276
Bank borrowings, current portion	—	—	—	6,906	—	6,906
Contract liabilities and deferred income, non‑current portion	—	—	—	846	—	846
Deferred tax liabilities	—	—	—	513	—	513
Bank borrowings, non-current portion	—	—	—	15,539	—	15,539
Lease liabilities, non-current portion	—	—	—	229	—	229
Deficits in subsidiaries and consolidated VIE (2)	—	—	90,632	—	(90,632)	—
Amount due to group companies, non-current portion (3)	—	91,360	39,602	68,902	(199,864)	—
Total liabilities	11,692	102,469	134,764	289,965	(393,677)	145,213
Total shareholders’ equity/(deficits)	324,862	128,505	102,270	(90,632)	(140,143)	324,862
Non-controlling interests	—	—	—	(1,389)	—	(1,389)
Total liabilities, non-controlling interests and shareholders’ equity	336,554	230,974	237,034	197,944	(533,820)	468,686

	As of December 31, 2022
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Cash and cash equivalents	32,004	13,526	79,482	52,142	—	177,154
Short-term investments	29,342	—	54,284	—	—	83,626
Accounts receivable, net	—	601	—	29,162	—	29,763
Inventories	—	—	—	457	—	457
Amount due from group companies (3)(5)	5,808	199	66,531	5,326	(77,864)	—
Due from related parties	—	19,782	14	13,121	—	32,917
Prepayments and other current assets	927	722	4,044	2,574	—	8,267
Restricted cash	—	—	—	7,654	—	7,654
Investments in subsidiaries and consolidated VIE (2)	49,888	159,146	—	—	(209,034)	—
Long-term investments	—	25,466	—	5,345	—	30,811
Deferred tax assets	—	213	—	—	—	213
Property and equipment, net	—	164	25	61,545	—	61,734
Operating lease assets	—	—	—	865	—	865
Intangible assets, net	—	—	—	6,546	—	6,546
Goodwill	—	—	—	21,179	—	21,179
Amount due from group companies, non-current portion (3)	200,471	—	28,716	—	(229,187)	—
Other long-term prepayments and non-current assets	—	—	43	2,094	—	2,137
Total assets	318,440	219,819	233,139	208,010	(516,085)	463,323
Accounts payable	55	1,977	2	23,398	—	25,432
Amount due to group companies (3)(5)	5,028	899	12	71,925	(77,864)	—
Due to related parties	1,560	—	—	—	—	1,560
Contract liabilities and deferred income, current portion	—	1,186	—	37,781	—	38,967
Income tax payable	10	1,223	1,011	3,342	—	5,586
Accrued liabilities and other payables	1,894	2,018	2,080	43,446	—	49,438
Lease liabilities, current portion	—	—	—	283	—	283
Bank borrowings, current portion	—	—	—	7,024	—	7,024
Contract liabilities and deferred income, non‑current portion	—	—	—	876	—	876
Deferred tax liabilities	—	—	—	687	—	687
Bank borrowings, non-current portion	—	—	—	24,750	—	24,750
Lease liabilities, non-current portion	—	—	—	299	—	299
Deficits in subsidiaries and consolidated VIE (2)	—	—	101,946	—	(101,946)	—
Amount due to group companies, non-current portion (3)	—	91,381	40,189	97,617	(229,187)	—
Total liabilities	8,547	98,684	145,240	311,428	(408,997)	154,902
Total shareholders’ equity/(deficits)	309,893	121,135	87,899	(101,946)	(107,088)	309,893
Non-controlling interests	—	—	—	(1,472)	—	(1,472)
Total liabilities, non-controlling interests and shareholders’ equity	318,440	219,819	233,139	208,010	(516,085)	463,323

Selected Condensed Consolidated Statements of Cash Flows Data

	For the year ended December 31, 2024
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Purchases of goods and services from group companies (4)	—	—	(504)	—	504	—
Sales of goods and services to group companies (4)	—	—	—	504	(504)	—
Other operating activities with external parties	1,143	9,019	(8,989)	29,803	—	30,976
Net cash generated from/(used in) operating activities	1,143	9,019	(9,493)	30,307	—	30,976
Loans to group companies (4)	(7,081)	—	(7,003)	—	14,084	—
Repayment of loans from group companies (4)	23	500	28,028	342	(28,893)	—
Other investing activities with external parties	15,464	(2,808)	(24,136)	(10,433)	—	(21,913)
Net cash generated from/(used in) investing activities	8,406	(2,308)	(3,111)	(10,091)	(14,809)	(21,913)
Loans from group companies (4)	—	7,081	—	7,003	(14,084)	—
Repayment of loans to group companies (4)	(500)	(23)	(342)	(28,028)	28,893	—
Other financing activities with external parties	(7,693)	—	—	6,768	—	(925)
Net cash (used in)/generated from financing activities	(8,193)	7,058	(342)	(14,257)	14,809	(925)
Net increase/(decrease) in cash and cash equivalents	1,356	13,769	(12,946)	5,959	—	8,138
Cash, cash equivalents and restricted cash at beginning of year	31,919	14,762	86,835	37,286	—	170,802
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	(880)	(513)	—	(1,393)
Cash, cash equivalents and restricted cash at end of year	33,275	28,531	73,009	42,732	—	177,547

	For the year ended December 31, 2023
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Purchases of goods and services from group companies (4)	—	—	(217)	—	217	—
Sales of goods and services to group companies (4)	—	—	—	217	(217)	—
Other operating activities with external parties	(391)	4,198	(5,725)	27,634	—	25,716
Net cash (used in)/generated from operating activities	(391)	4,198	(5,942)	27,851	—	25,716
Loans to group companies (4)	(188)	(3,150)	(437)	—	3,775	—
Repayment of loans from group companies (4)	—	—	19,285	—	(19,285)	—
Other investing activities with external parties	2,031	—	(3,944)	(21,985)	—	(23,898)
Net cash generated from/(used in) investing activities	1,843	(3,150)	14,904	(21,985)	(15,510)	(23,898)
Loans from group companies (4)	3,150	188	—	437	(3,775)	—
Repayment of loans to group companies (4)	—	—	—	(19,285)	19,285	—
Other financing activities with external parties	(4,687)	—	—	(8,837)	—	(13,524)
Net cash (used in)/generated from financing activities	(1,537)	188	—	(27,685)	15,510	(13,524)
Net (decrease)/increase in cash and cash equivalents	(85)	1,236	8,962	(21,819)	—	(11,706)
Cash, cash equivalents and restricted cash at beginning of year	32,004	13,526	79,482	59,796	—	184,808
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	(1,609)	(691)	—	(2,300)
Cash, cash equivalents and restricted cash at end of year	31,919	14,762	86,835	37,286	—	170,802

	For the year ended December 31, 2022
	Xunlei	Other		VIE and VIE’s		Consolidated
	Limited	subsidiaries	WFOE	subsidiaries	Elimination	Group

	(US$ in thousands)
Purchases of goods and services from group companies (4)	—	—	—	(29,738)	29,738	—
Sales of goods and services to group companies (4)	—	—	29,738	—	(29,738)	—
Other operating activities with external parties	(948)	6,519	(9,146)	54,684	—	51,109
Net cash (used in)/generated from operating activities	(948)	6,519	20,592	24,946	—	51,109
Loans to group companies (4)	(3,450)	—	(25,580)	—	29,030	—
Repayment of loans from group companies (4)	—	—	10,830	—	(10,830)	—
Other investing activities with external parties	11,134	(1,000)	10,425	(8,801)	—	11,758
Net cash generated from/(used in) investing activities	7,684	(1,000)	(4,325)	(8,801)	18,200	11,758
Loans from group companies (4)	—	3,450	—	25,580	(29,030)	—
Repayment of loans to group companies (4)	—	—	—	(10,830)	10,830	—
Other financing activities with external parties	(6,747)	—	—	13,388	—	6,641
Net cash (used in)/generated from financing activities	(6,747)	3,450	—	28,138	(18,200)	6,641
Net (decrease)/increase in cash and cash equivalents	(11)	8,969	16,267	44,283	—	69,508
Cash, cash equivalents and restricted cash at beginning of year	32,015	4,557	70,141	20,723	—	127,436
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	(6,926)	(5,210)	—	(12,136)
Cash, cash equivalents and restricted cash at end of year	32,004	13,526	79,482	59,796	—	184,808

Notes:

(1)	Inter-company sales of goods and services were eliminated at the consolidation level.
(2)	It represents the elimination of the investments in subsidiaries and the VIE and the VIE’s subsidiaries by group companies.
(3)	It represents the elimination of inter-company balances among Xunlei Limited, other subsidiaries, our WFOE, the VIE and the VIE’s subsidiaries.
(4)	It represents the elimination of inter-company operating, investing and financing activities among Xunlei Limited, other subsidiaries, our WFOE, the VIE and the VIE’s subsidiaries.

(5)	For the years ended December 31, 2022, 2023 and 2024, the VIE incurred US$4.9 million, US$12.9 million and US$12.7 million, in fees related to technical services provided by our WFOE and our WFOE concurrently recognized the same amounts as revenues, respectively. Unsettled balance of such transactions was US$17.5 million and US$30.6 million as of December 31, 2023 and 2024, respectively.

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

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	Our business model is currently undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance and our new business may not be successful;
●	The laws and regulations governing the operation of blockchain products and services in China are evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected;
●	We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers;
●	The intellectual property protection mechanism we have implemented may not always be effective or sufficient. Certain services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation;
●	We are subject to various risks in connection with our international operations;
●	If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected;
●	We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings;
●	We may not be able to prevent unauthorized use of our intellectual property or disclosure of our trade secrets and other proprietary information, which could reduce demand for our services and have material and adverse impacts on our business, financial condition and results of operations;

●	The revenue model for our live-streaming business may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit;
●	Regulatory uncertainties exist with respect to our historical LinkToken operations, which may have an adverse effect on our business and results of operations;
●	We may fail to offer attractive content for our live-streaming services or to attract and retain talented and popular broadcasters, which may materially adversely affect the operation of our live-streaming services and its results of operations;
●	We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, if such content is deemed to violate laws or regulations in China and other jurisdictions, or for improper or fraudulent activities conducted on our platform, and authorities in China and the relevant jurisdictions may impose legal sanctions on us and our reputation may be damaged; and
●	System failure, interruptions and downtime, including those caused by cyber-attacks or security breaches, can result in user dissatisfaction, adverse publicity or leakage of confidential information of our users and customers, and our business, financial condition, results of operations may be materially and adversely affected; and
●	Our business is subject to complex and evolving PRC and international laws and regulations regarding data privacy and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand or otherwise harm our business.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, without limitation, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;
●	We rely on contractual arrangements with the variable interest entity in China and its shareholders for our operations, which may not be as effective as ownership in providing operational control the variable interest entity and its subsidiaries; and
●	Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations”;
●	Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform”;

●	The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	Uncertainties with respect to the PRC legal system could adversely affect us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us”;

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections”; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

General Risks Related to Our ADSs

In addition to the risks described above, we are subject to general risks related to the ADSs, including, without limitation, the following:

●	The market price of our ADSs may be volatile;
●	You may be subject to limitations on transfer of your ADSs;
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the common shares which are represented by your ADSs are voted; and
●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct our operations primarily in China and substantially all of our directors and officers reside outside the United States.

Risks Related to Our Business

Our business model is currently undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance and our new business may not be successful.

We launched our core product, Xunlei Accelerator, in 2004 and introduced subscription services in 2009 to enable users to quickly access and consume digital media content. Coupled with our core product and services, we also provide a range of internet value-added services. Our cloud acceleration product offered by our subscription services has maintained nationwide popularity over the past few years. Our business model is currently undergoing significant innovation and continued transition. We have launched cloud computing products and services in recent years. Changes in business model and expansion into the new services involve new risks and challenges. There are also substantial uncertainties with respect to our cloud computing business. For instance, revenues from one purchaser of our content delivery network (CDN) services contributed a large portion of our total revenues generated by the provision of CDN services. Moreover, the technologies supporting our cloud computing business and blockchain business are new and rapidly evolving. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may experience immediate decline in the growth of our businesses. In addition, the regulatory environment surrounding these businesses may also be evolving and any unfavorable developments may adversely affect our businesses.

Apart from Xunlei Accelerator and cloud computing products and services, we launched our video live-streaming business in 2016 and audio live-streaming business in 2018. In 2021, we further diversified our live-streaming products portfolio by rolling out Hiya in April 2021, an audio live-streaming product for overseas markets primarily in the Middle East, North Africa and Southeast Asia, and Hiya Voice in September 2021, another audio live-streaming product mainly focusing on the China market. Users may chat and interact with broadcasters, and they can purchase virtual gifts from the platform to reward the broadcasters they like. In 2023, we streamlined our audio live-streaming business by terminating the operations of Hiya Voice in China to adapt to the evolving market conditions. In 2024, we further terminated our video live-streaming services offered on Xunlei Live in China. As a result, we have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets.

Although we continue to improve our existing products and services and roll out new offerings to capitalize on growth opportunities, our efforts may not be successful. For instance, in November 2024, we established a global technology center in Hong Kong, which serves as an integrated platform for technological research and development, innovation incubation, and international collaboration. The center may encompass a technology open platform, an AI laboratory, and an investment incubator, among other components. This initiative aims to facilitate the dissemination of cutting-edge technologies for global businesses while providing decentralized solutions for various industries. We also announced to set up an AI research center in Hangzhou, Zhejiang Province. There can be no assurance that we will be successful in these endeavors, if at all. In addition, the laws and regulations concerning these technologies in China and around the globe are evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements for our future products and services, our business, financial condition and results of operations may be materially and adversely affected. See also “—We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers” and “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

Additionally, we may from time to time in the future divest certain portion of our business or undergo strategic business reorganization. Such potential divestment and reorganization of our business may create uncertainty and disrupt our operations, adversely affecting our relationships with employees, customers, suppliers, and other stakeholders. Successfully executing these processes involves complex procedures that require significant management attention and resources. There can be no assurance of timely or successful completion. Such potential divestment and reorganization of our business may incur significant financial costs, such as increased costs or reduced revenues, and the anticipated benefits, such as cost savings or improved operational efficiency, may not be realized as expected. These activities are typically subject to various regulatory approvals and legal requirements, and failure to obtain necessary approvals or comply with legal requirements could delay or prevent completion, potentially resulting in legal liabilities or penalties. Even after completion, long-term uncertainties regarding the stability and success of our business may persist, posing ongoing risks to our financial health and operational stability. Specifically, such potential divestment and reorganization may hinder our ability to pursue growth opportunities and maintain competitive advantage. These risks could disrupt our ability to manage our business, which may materially and adversely affect our business operations, results of operations, and financial position.

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

We launched ThunderChain, a blockchain infrastructure platform, in 2018. Our strategic focus in the blockchain sector was on the development of blockchain applications. In 2022, we launched a blockchain-based enterprise digital collection service platform to utilize ThunderChain to provide a number of services, including digital collection minting, showcasing and management. The digital collections minted via blockchain technology are permanently preserved in ThunderChain with unique serial numbers through the deployment of smart contract technology.

The blockchain industry in China is an emerging industry. The PRC government has yet to establish a comprehensive regulatory framework. The laws and regulations governing the operation of blockchain products and services in China are also developing and evolving. On January 10, 2019, the Cyberspace Administration of China issued the Provisions on the Administration of Blockchain Information Services, which came into effect on February 15, 2019. Pursuant to these provisions, a blockchain information service provider is required to file its particulars, including its name, service category, service form, application field and server address, with the blockchain information service filing management system managed by the Cyberspace Administration of China and go through filing procedures within ten business days after it starts to provide services. After completing the filing procedure, the blockchain information service provider should display the filing number in a conspicuous position on the service provider’s websites and applications through which it provides services. Our subsidiaries providing blockchain information services have completed these filing procedures with the regulatory authorities and obtained the filing numbers. In addition to the filing requirements, these provisions also impose an array of other requirements on the blockchain information service providers. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on blockchain information services” for more details.

Laws and regulations on digital assets in China, such as Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation, prohibit all fungible tokens trading activities, including, but not limited to, initial coin offerings, information intermediary and pricing services and derivative transactions. Additionally, the Proposals on Preventing NFT-related Financial Risks, which were jointly issued by the National Internet Finance Association of China, China Banking Association and the Securities Association of China in April 2022, contain an undertaking from these three associations not to financialize or securitize non-fungible tokens, or NFTs, and not to provide trading services or related financial services for NFTs in any form. As of the date of this annual report, there is no clear definition and scope of NFTs under these laws and regulations, which results in uncertainties on whether the digital collections that used to be provided on our platform will be deemed to be NFTs. We have terminated to provide digital collections on our platform.

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

Our Xunlei Accelerator had approximately 47.9 million monthly unique visitors in December 2024 according to our internal records. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

We experienced fluctuations in the number of subscribers in the past partly due to the intensified scrutiny over internet content from the Chinese government, and may continue to experience fluctuations in the future. We have put in more efforts to monitor the content on our platform in response to government campaigns against inappropriate internet content and experienced a decline in the number of subscribers from 2014 to 2020. However, we have managed to realize a growth in the number of subscribers since 2020 primarily as a result of our continuous product optimization and development. Specifically, we recorded a record high of the number of subscribers in December 2024. Nonetheless, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Internet, technology and media companies are frequently involved in litigations based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain content and games on our network, websites, products or services infringe their copyrights or the copyrights of third parties. These notices may contain threats to take legal actions against us or requests for cessation of distribution, marketing or displaying such content or games on our network, websites, products or services. As of the date of this annual report, we are involved in seven pending copyright lawsuits in China. Almost all of these claims alleged that content on our network, products or services constitute infringements of the plaintiffs’ copyrights. The total amount of damages claimed in these pending copyright lawsuits is approximately RMB9.2 million (US$1.3 million). See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” These pending lawsuits, claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, with or without merit, may lead to damage awards and/or court orders, diversion of our management’s attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects.

We provide subscribers with limited space to temporarily store content downloaded on our servers for optimal acceleration performance. Subscribers may also request our cloud servers to transmit a file on their behalf and download it to their local storage. We also provide users with cloud storage services through Xunlei Cloud Drive, which allows users to download and upload documents, images, audios, videos and other files to cloud servers at an accelerated speed. See “Item 4. Information on the Company—B. Business Overview—Our Platform.” Although we have made commercially reasonable efforts to request users to comply with applicable intellectual property laws, we cannot ensure that all of our users have the rights to use, transmit or share such content or if such content do not infringe third-party intellectual property rights. We have implemented internal procedures to meet the requirements under laws and regulations of the PRC and certain other jurisdictions to monitor and review content available on our platform, and remove content promptly once we receive notice of infringement from the legitimate right holder. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Property—Digital media data monitoring and copyright protection” for more details. However, due to the significant amount of digital media content accessible through our acceleration services and other value-added services, we cannot guarantee the effectiveness of our intellectual property protection mechanisms and measures. We may be liable for temporarily storing or transmitting content or creating links representing content on behalf of our subscribers if such content infringes third-party intellectual property rights, and any such potential legal liabilities could materially and adversely affect our business.

In addition, we cannot assure you that our technologies, business methods and services will be free from claims of patent infringements, and that patent holders would not seek to enforce such patents against us in China, the United States or any other jurisdictions. We are currently not involved in any patent infringement case in China. However, we were involved in a patent infringement case in the past and we cannot assure you that we will not be involved in similar cases in the future. In addition, our analysis may fail to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in China are still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, our ability to operate our business may be severely limited, and our results of operations could be materially and adversely affected.

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

We have been exploring opportunities in overseas markets. For example, in 2021, we launched Hiya, an audio live-streaming platform targeting overseas markets. In 2024, Hiya realized a rapid growth and generated a revenue of US$31.4 million, accounting for 9.7% of our total revenues in 2024. Users of Hiya are mainly from countries in the Middle East, Southeast Asia, South Asia and North Africa. Operating business internationally may expose us to additional risks and uncertainties. As we have very limited experience in operating our business in overseas markets, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively or adapting our business models in overseas markets. Our international operations and expansion efforts have resulted in and may continue to result in increased costs and are subject to a variety of risks, including difficulties in obtaining licenses, approvals or other applicable government authorizations, content controls imposed by local authorities, uncertain enforcement of our intellectual property rights, potential claims for intellectual property infringements and the complexity of compliance with foreign laws and regulations. Compliance with applicable laws, regulations and rules related to our business in multiple jurisdictions, including those related to live-streaming services, content, data privacy, virtual items, anti-corruption, anti-money laundering and protection of minors, results in costs and potential risks in doing business in these jurisdictions, including the Middle East, Southeast Asia, South Asia and North Africa. In some cases, compliance with the laws and regulations in one jurisdiction may result in a violation of the laws and regulations of another jurisdiction. As we expand our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each jurisdiction and successfully adapt our business model to local market conditions.

Our overseas operations could also be materially and adversely affected by heightened tensions in international relations. In recent years, there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. See “The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.” Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies.

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

The current tensions in international trade and rising political tensions, may adversely impact our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. The possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as recently reported in the media, creates uncertainty regarding our ability to maintain our Nasdaq listing. Any further escalation of international tensions may have a negative impact on the general, economic, political, and social conditions of the countries where we operate and, in turn, adversely impact our business, financial condition, results of operations, and the price of our ADSs.

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

In addition, as a publicly listed company, we may be exposed to increased risk of litigation. For example, we were involved in shareholder class action lawsuits in the United States. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may be involved in more class action lawsuits in the future. While these claims may be without merit, such kinds of lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

The revenue model for our live-streaming business may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We provide live-streaming services in overseas markets mainly through Hiya mobile app. Historically, we also provide live-streaming services in China mainly through Hiya Voice and Xunlei Live, which we have terminated in 2023 and 2024, respectively, due to evolving market conditions. Live-streaming services contributed a significant portion of our total revenues in recent years. In 2024, revenue from live-streaming services contributed approximately 19.0% of our total revenues. The live-streaming industry is highly competitive and there are several well-established and successful players in this market. We may not be able to compete effectively with our competitors and realize intended growth of our live-streaming business. We are not sure whether our services will be accepted by the market and generate projected revenues. The user demand may also change, decrease substantially or dissipate, and we may fail to anticipate and serve user demands effectively and timely. We factor in industry standards and expected user demand in determining how to optimize virtual item merchandise effectively. However, if we fail to properly manage the supply and timing of our virtual items and their appropriate prices, our users may be less likely to purchase these virtual items from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement the virtual items-based revenue model for our live-streaming business, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business may be difficult to evaluate.

Hiya is available in various overseas markets and each country or region has different regulations and judicial systems. We cannot assure you that we will be able to carry out business operations in different jurisdictions in a fully compliant manner. If the regulatory authorities in these countries or regions believe that our products or services violate the laws and regulations of the country or region, they have the right to take legal measures such as ordering us to cease business operations and imposing administrative penalties, which could materially and adversely affect our live-streaming business in overseas markets. In addition, the legal systems of different countries and regions such as the Middle East and Southeast Asia may not be as developed as in certain other jurisdictions, such as the United States. Once disputes or lawsuits arise in connection with our business in these countries and regions, it may be difficult for us to obtain effective remedies, which may adversely affect our business operations, results of operations and financial condition.

Regulatory uncertainties exist with respect to our historical LinkToken operations, which may have an adverse effect on our business and results of operations.

Our past involvement with LinkToken, a digital ticket based on blockchain technology developed in 2017 and disposed of in 2019, presents regulatory uncertainties that may impact our business. LinkToken was used in the OneThing Cloud reward program, allowing users to earn tokens by sharing bandwidth and storage, which could be redeemed for products and services. In April 2019, we transferred all LinkToken operations to an independent third party, who terminated the reward program in April 2020.

Despite no longer operating LinkToken, we continue to receive user complaints, particularly concerning the program’s termination. Additionally, evolving laws and regulations on virtual currencies could be retroactively applied to our previous LinkToken activities. Specifically, on September 4, 2017, several PRC government authorities jointly promulgated the Announcement on Prevention of Token Fundraising Risks to strengthen the administration of initial coin offerings activities, which prohibits certain activities and trading platform operations.

In July 2022, the Shenzhen Financial Office inspected our past LinkToken operations following user complaints about alleged token fundraising involvement. In response, we promptly submitted all materials as requested by the Shenzhen Financial Office. As of the date of this annual report, we have not received any further feedback from the Shenzhen Financial Office and no financial regulators have imposed any administrative penalties against us relating to our previous operations of LinkTokens on the basis that we previously engaged in token fundraising activities. However, we cannot assure you that going forward, PRC authorities will have the same view with us and not impose retroactive regulatory restrictions or penalties on us for our prior dealings with LinkToken. Were that to happen, we might be subject to additional regulatory risks, and our business and results of operations may be adversely affected.

We may fail to offer attractive content for our live - streaming services or to attract and retain talented and popular broadcasters, which may materially adversely affect the operation of our live - streaming services and its results of operations.

We have ceased providing audio and video live-streaming services in China since June 2023 and October 2024, respectively, and continue to offer audio live-streaming services in overseas markets.

We have focused on growing our audio content library to align with users’ evolving interests. We actively monitor viewership trends and community feedback to identify popular audio content and encourage our broadcasters to create engaging topics. However, if we fail to continue to diversify and enhance our audio content offerings, or maintain the quality of our audio content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial condition.

The success of our audio live-streaming services heavily relies on our broadcasters, who are instrumental in producing high-quality and engaging content. We have implemented a comprehensive incentive mechanism to motivate broadcasters to deliver content that appeals to our audience. Additionally, we have established cooperation agreements with popular broadcasters. Nonetheless, if broadcasters or talent agencies breach these agreements, choose not to renew them, or if we fail to attract new talented broadcasters, our platform’s popularity may decline, which could materially and adversely affect our results of operations and financial condition.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, if such content is deemed to violate laws or regulations in China and other jurisdictions, or for improper or fraudulent activities conducted on our platform, and authorities in China and the relevant jurisdictions may impose legal sanctions on us and our reputation may be damaged.

Our live-streaming services provided in overseas market enable users to interact and chat with broadcasters and other users and engage in various other online activities, for which. we do not require our broadcasters to register their real names. Therefore, broadcasters and/or users may engage in illegal, obscene or incendiary conversations or activities, including publishing inappropriate or illegal content that may be deemed unlawful under laws and regulations of the relevant jurisdictions on our platform or in the chat-rooms created through our apps.

We had historically provided audio live-streaming and video live-streaming services through Hiya Voice and Xunlei Live, respectively, in China.

We received two notices from the Cyberspace Administration of China in 2022, stating that certain sensitive information had been found on our platform. In response, we promptly intercepted the users who attempted to download such information, fixed the issue and managed to avoid the risk of being removed from app stores by regulatory authorities.

In addition, we entered into a definitive agreement to acquire Shanghai Kuanghui Network Technology Co., Ltd., or Shanghai Kuanghui, which operates Hupu, for a total cash consideration of RMB500 million, subject to certain adjustments. Hupu is China’s leading sports media and data platform. The closing of the transaction is subject to certain conditions and is currently expected to occur in the first half of 2025. Hupu is a community platform, and accordingly, the operator of Hupu, Shanghai Kuanghui has significant responsibilities for review and management of the content posted by users on it. Any failure to fulfill such responsibility could subject it to penalties, including fines, suspension of business and revocation of the relevant licenses. For example, in 2024, Shanghai Kuanghui was fined by the Shanghai Cyberspace Administration for failing to fully perform its responsibility in managing illegal content posted by users. After the consumption of the acquisition of Shanghai Kuanghui, we will assume the responsibility of content review and management for Hupu. There can be no assurance that we will fully fulfill such responsibility.

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

There has been a trend tightening the regulation of privacy and user data protection globally. We may become subject to new laws and regulations applicable to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. The PRC Civil Code, the PRC Cyber Security Law, the PRC Data Security Law, the PRC Personal Information Protection Law and the Administrative Measures for Network Data Security protect individual privacy and personal data security by requiring internet service providers to collect data in compliance with the laws and regulations and obtain the prior consents from internet users prior to the collection, use or disclosure of internet users’ personal data. In November 2019, the Ministry of Industry and Information Technology issued the Notice on Carrying Out the Special Rectification of App Infringement on Users’ Rights and Interests, according to which a number of mobile apps were removed from application stores as these apps infringed users’ rights and interests and rectifications cannot be completed within a specified period of time. In particular, the PRC Cyber Security Law, which took effect on June 1, 2017, requires network operators to strictly treat users’ personal information confidential and to establish and improve user information protection mechanism. In addition, the PRC Data Security Law, which took effect on September 1, 2021, establishes a classified and tiered system for data protection based on the level of importance of the data in terms of economic and social development, as well as the level of danger of the data for national security, public interests, or the legal interests of individuals and organizations in the event of data manipulation, destruction, leakage, illegal acquisition or illegal usage. The PRC Personal Information Protection Law, which took effect on November 1, 2021, requires that collection of personal information shall be limited to the minimum scope necessary for the processing purpose in order to avoid the excessive collection of personal information. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on internet privacy” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on information security and censorship.” Moreover, numerous regulations, guidelines and measures have been or are expected to be adopted under the umbrella of, or in addition to, these laws. For example, on February 14, 2025, the Cyberspace Administration of China promulgated the Personal Information Protection Compliance Audit Management Measures with effect from May 1, 2025, which requires personal information processors processing data of over 10 million individuals to conduct personal information protection compliance audits at least once every two years. In addition, personal information processors processing the personal information of over 1 million individuals shall designate a personal information protection officer in charge of the compliance audit. The personal information processors providing important internet platform services, having large number of users and complicated business type, shall establish an independent body mainly composed of external members to oversee the situation of personal information protection compliance audit.

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

These laws and regulations are relatively new and substantial uncertainties exist with respect to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any implementation of such laws and regulations could significantly increase our costs in providing our products and services, limit their use or adoption or require certain changes to our operations. We may need to adjust our business practice to comply with these cyber security and data security requirements from time to time. We have taken measures to comply with existing laws and regulations, such as submitting the filing application pursuant to the Administrative Provisions on Algorithm Recommendations of Internet Information Services, which is in the process of review by the competent authority. However, we cannot assure you that we will be compliant with these new laws and regulations in all respects in a timely manner. We may be ordered to rectify and terminate any actions that are deemed to be illegal by the regulatory authorities and become subject to fines and other regulatory sanctions, which may materially and adversely affect our business, financial condition, and results of operations. For example, in 2024, we received three notices from the Ministry of Industry and Information Technology on our applications infringing users’ interests and rights and three notices from the Ministry of Industry and Information Technology on our cyber security risks. We promptly took actions in response to the identified issues in these notices and completed the required rectification.

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

If we violate, or a platform provider believes we have violated its terms of service (or if there is any change or deterioration in our relationship with these platform providers), or if it establishes more favorable relationships with one or more of our competitors or it determines that we are a competitor, that platform provider could limit or discontinue our access to the platform. Any limit of, or discontinuation to, our access to any platform could adversely affect our business, financial condition or results of operations. Our mobile applications had previously been removed from Apple’s iOS App Store as a result of alleged violations of the developer license agreement between Apple and us. Although we successfully re-launched our mobile applications on App Store, we cannot assure you such removal will not happen again in the future. In addition, we have experienced in the past where Google Play Store failed to accept the launch of a new app by us where the specific reasons for such failures were not fully disclosed to us. Although we have managed to launch such apps on Google Play Store, the delay in our new app launch may negatively affect our business expansions, and we cannot assure you such delay will not happen again in the future. Furthermore, other app stores also have the right to update their store policies. If we are deemed to violate their policies, our mobile applications may be removed from App Store again or other app stores at the same time, which may significantly harm our mobile strategy, materially and adversely affect our business operations, results of operations and financial condition.

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

As advised by our PRC legal counsel, a license for online transmission of audio-visual programs is required for Shenzhen Xunlei providing video content display services through Xunlei Media Player. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on online transmission of audio-visual programs.” In June 2018, Shenzhen Xunlei, through its subsidiary, Shenzhen Wangwenhua acquired 80% of the equity interest of Henan Tourism Information Co., Ltd., a registered owner of the license for online transmission of audio-visual programs, from an independent third party. Such license will expire on February 28, 2027. However, Shenzhen Xunlei, the entity that provides our video content display services is not a registered owner of the license for online transmission of audio-visual programs.

In addition, we entered into a definitive agreement to acquire Shanghai Kuanghui, which operates Hupu. Shanghai Kuanghui holds a Value-added Telecommunication Services License and an Internet Cultural Business License. However, it has not obtained the internet news information services license, the license for online transmission of audio-visual programs, or the internet publishing permit, which might be necessary for its operations. Additionally, as advised by our PRC legal counsel, the licensed scope of its existing licenses may not cover all the services it provides. If Shanghai Kuanghui is required to obtain such permissions or approvals, we cannot assure you that it will be able to do so in a timely manner, or at all. After the consumption of the acquisition of Shanghai Kuanghui, we will assume the responsibility of obtaining such permissions or approvals. Any failure to obtain required permissions or approvals may subject us to penalties, including fines, suspension of business, and revocation of relevant licenses.

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

Furthermore, we operate our cloud computing business that integrates the idea of shared economy model and are subject to risks related to this business model. As the business model is relatively new and there are no specific laws and regulations for this model so far, it is unclear how existing laws and regulations for CDN services apply. It is possible that the PRC authority may challenge the model, request rectifications, or determine that we are operating without proper licenses or approvals. If that happens, we could be warned, fined, ordered to rectify violations, or face restrictions or suspension of our business.

In November 2024, Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, received a notice from a regulatory authority, requesting the self-inspection and rectification for certain resources in cloud computing business. Following the notice, we proactively engaged with the regulatory authorities and submitted the required rectification report. We cannot guarantee that our rectification actions and report fully comply with regulatory requirements, and there remains uncertainty as to whether the regulatory authorities will request further rectifications or impose penalties. In addition, any rectification efforts may materially and negatively affect the business operations of cloud computing business, which may materially and negatively affect our financial position and results of operations.

Further, we cannot assure you that our cooperation with all third parties for our cloud computing business complies with all laws and regulations. For example, we cannot assure you that our third-party service providers have obtained or applied for all permits and licenses required for providing services to us. We cooperate with various third-party service providers to provide Internet Data Center (IDC) and Internet Service Provider (ISP) services for our CDN services. As PRC laws and regulations require IDC and ISP service providers to obtain the corresponding IDC licenses and ISP licenses, we require our third-party service providers to obtain such licenses. However, we cannot assure you that these third-party services providers maintain or are able to obtain all the required licenses in a timely manner, or at all. If our third-party service providers fail to obtain or maintain approvals, licenses or permits required for operating such businesses, our third-party service providers could be subject to liabilities, penalties and operational disruptions. Even if these service providers are able to maintain proper licenses, it is possible that the services and bandwidth resources they provide may not meet our requirements.

In addition, PRC government authorities may find that we are operating license-required businesses without a proper license, and thus may issue warnings, order us to rectify our operations and impose fines on us. In the case of serious violations as determined by government authorities at their discretion, they may ban such operations, seize our equipment in connection with such operations and impose a penalty of one to two times of the amount of the total investment in such operations. The cloud computing services we provide to internet users may be deemed to have included the CDN services. Pursuant to the Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market, we shall update our existing Value-added Telecommunication Services License to specifically cover the CDN services. Shenzhen Onething and one of its subsidiaries, Shenzhen Qianhai Onething Network Technologies Co., Ltd., have obtained the Value-added Telecommunication Services Licenses that cover the CDN services.

We may not be able to generate sufficient cash from operations or to obtain sufficient capital to meet the additional capital requirements of our changing business.

In order to implement our development strategies, we will make continual capital investments to devote more research and development efforts into investigating user needs, develop new mobile products and update existing ones, continue enhancing our technologies and provide more frequent updates to our existing products. Thus, we will continue to incur substantial capital expenditures on an ongoing basis, and it may become difficult for us to meet such capital requirements.

If we fail to retain a sufficient number of users and continue to convert such users into paying users or subscribers, we may not be able to generate sufficient revenues to cover our business development strategies, and our business may be materially and adversely affected. Further, since the completion of the construction of Xunlei Tower, our new headquarters, at the end of 2022, we have been operating the building ourselves, which may subject us to additional real estate related financial and operating risks.

We may obtain additional financing, including from equity offerings and debt financing in capital markets, to fund the operation and planned expansion of our business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

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

The operation of our extensive cloud-based acceleration and cloud computing business as well as our exploration and implementation of our new business strategies require significant upfront capital expenditures as well as continual, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, and in equipment to increase our network capacity. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we continue devoting resources in developing our overseas business and updating our mobile products. Most of our capital expenditures, such as expenditures on servers and other equipment, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees upfront. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we overestimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

In addition, bandwidth and other costs are subject to change and are determined by market supply and demand. For example, the revenue sharing costs for broadcasting may change from time to time due to intense market competition, leading to an increase in our costs. In addition, if bandwidth and other providers cease their business with us or raise the prices of their products and services, we will incur additional costs to find alternative service providers or to accept the increased costs in order to provide our services. If we cannot maintain a cost-effective operation, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our users, our results of operations may be adversely affected and we may fail to achieve profitability.

If we are unable to collect accounts receivable in a timely manner or at all, our financial condition, results of operations and prospects may be materially and adversely affected.

We generated a large portion of our revenue from the sales of CDN in 2024, and had a considerable portion of accounts receivable arising from such sales as of December 31, 2024. In addition, we have outsourced our advertising operations to Itui since 2020. As a result, we generated a considerable portion of revenues from the advertising revenue sharing agreement we entered into with Itui, which resulted in a large account receivable as well. Thus, the financial soundness of our customers purchasing CDN from us, Itui, advertising agencies or advertisers may affect our collection of accounts receivable. In general, a credit assessment of our CDN purchasers will be made to evaluate the collectability of the service fees before entering into any business contracts, and we require Itui to do the same with advertising agencies or advertisers. However, we cannot assure you that we or Itui will always be able to accurately assess the creditworthiness of each CDN purchaser, advertising agency or advertiser, as applicable. Any inability of Itui, advertisers, advertising agencies or CDN purchasers, especially those that accounted for a significant percentage of our accounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that Itui has business relationships with demand higher rebates for their agency services, or if we are unable to collect account receivable from Itui pursuant to our revenue sharing agreement in a timely manner, our results of operations will be materially and adversely affected.

We may not be able to successfully address the challenges and risks we face in the online games market, such as failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from government authorities, including the discontinuance of our online game business.

We have cooperated with third parties to operate certain web games since 2019. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Online game services.” Operating online games in China requires several permits and approvals. For example, the Administrative Provisions on Online Publishing Services provides that ICP service operators must obtain the Internet Publishing Services License prior to provision of any online game publishing services. The Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games issued jointly by the General Administration of Press and Publication, Radio, Film, and Television, or GAPPRFT, and other administrations confirmed that the entities operating internet games must obtain the Internet Publication Services License. In addition, on December 22, 2023, the National Press and Publication Administration released the draft Online Game Administrative Measures, which requires both online game publishers and operating entities to obtain Internet Publishing Services License. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on online games” for more details. Therefore, as advised by our PRC legal counsel, a Value-added Telecommunication Services License is required for operating online games and an Internet Publishing Services License is required for operating internet publishing services. Each of Shenzhen Xunlei and its subsidiaries that operate online games has obtained the Value-added Telecommunication Services License for operating our online game business. Shenzhen Xunlei, which holds 70% of the equity interest in Xunlei Games, had previously obtained an Internet Publishing Services License for the publication of internet games, which expired on September 17, 2022. We are in the process of renewing such license and re-submitted the required documents to the competent authorities for review in October 2023, however, we cannot assure you that such renewal will be successful. In addition, none of Shenzhen Xunlei and its subsidiaries that operate online games has obtained the Internet Publishing Services License. Given the uncertainties involved in the interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that government authorities would not require Shenzhen Xunlei and its subsidiary that operates online games to obtain the Internet Publishing Services Licenses as well. As a result, PRC government authorities may find that these entities are operating online game services without proper license and thus may penalize us accordingly. If that were to happen, we would be subject to orders to shut down the website or delete all online publications, confiscation of illegal income and major equipment or fines. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. In addition, an approval number (ISBN number) from the National Press and Publication Administration shall be obtained for an online game before it is launched online. In our cooperation with online game providers, we require ISBN numbers be obtained for the online games within the scope of our cooperation. However, as we are not the developers or publishers of those online games, we cannot assure you that the ISBN numbers of those online games are obtained in strict compliance with legal requirements and procedures without any defects, or any required amendment filings are made in compliance with legal requirements. If the ISBN numbers are obtained not in compliance with laws and regulations, or amendment filings are not made timely, government authorities may impose fines on us, confiscate our income generated from operating such online games and require us to delete all online publications or discontinue our online game business.

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

In October 2019, General Administration of Press and Publication issued the Notice by the General Administration of Press and Publication of Preventing Minors from Indulging in Online Games, which imposes an array of restrictive measures to prevent underage users from indulging in online games. For example, this notice requires game operators to implement a real-name registration system for players of online games and take effective measures to restrict underage players from using paid services. Furthermore, on August 30, 2021, the National Press and Publication Administration issued the Notice on Further Strict Management to Prevent Minors from Indulging in Online Games, which requires all online game operators to provide services to minors only on any Friday, Saturday, Sunday and statutory holidays for one hour from 8:00 p.m. to 9:00 p.m., and not to provide online games in any form to users who have not registered or logged in with their real names. We have implemented a real-name registration system for our online games. Game operators or developers of the online games on our platform are able to access our real-name registration system and implement their anti-indulgence measures based on the identity information in our system. In addition to the real-name registration system in place, we have adjusted the systems in the games we operate to comply with this notice. In February 2021, Shenzhen Press and Publication Bureau issued the Notice on Interface Docking of Anti-indulgence and Real Name Registration System to Prevent Minors from Indulging in Online Games, which requires all online game enterprises in Guangdong Province to file an application before April 30, 2021, and all such games to connect with the National Anti-Indulgence and Real-Name Registration System established by Publication Bureau of the Publicity Department of the Communist Party of China Central Committee before June 1, 2021. We completed the requisite filing and connected our online games to the National Anti-Indulgence and Real Name Registration System in June 2021. In addition, on December 22, 2023, the National Press and Publication Administration released the draft Online Game Administrative Measures, which requires both online game publishers and operating entities to obtain Internet Publishing Services License and curb excessive spending through setting spending limits and prohibitions on rewards to entice frequent gameplay. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on online games” for more details. The National Press and Publication Administration solicited public comments on this draft by January 22, 2024, but there is no timetable as to when it will be enacted. If it is enacted as is, it is uncertain whether we can or how long it will take us to obtain license or approval or meet relevant requirements, and any such approval or filing could be rescinded or rejected. However, if any third-party online game operators, developers or we fail to comply with the above requirements, we may have joint or several liabilities and thus be subject to administrative penalties. Penalties may include fines, taking corrective actions during specified periods, shutting down of our online games operations and license revocation. If any of the above were to happen, our online game business and results of operations would be negatively affected.

We operate in a competitive market and may not be able to compete effectively.

We face significant competition in different areas of our business. Some of our existing or potential competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities and making acquisitions. For example, in the cloud computing sector, we face intensive competition from leading Chinese internet companies such as Alibaba and Tencent. They generally have a stronger competitive position and have more resources and technological capability to compete in this sector. We cannot guarantee you that we will be able to compete effectively with them or to maintain or increase our market share. In the cloud acceleration sector, although we currently enjoy a niche market in China for cloud acceleration products and services, we cannot guarantee that we will be able to maintain our market position in the future. We may face competition from leading Chinese internet companies if they start to allocate resources and focus on the development in this business sector or from startups who may develop similar or alternative products. With more entrants into the cloud acceleration business, aggressive price cutting by competitors may result in a loss of our existing subscribers. We may have to take actions to retain our user base and attract more subscribers at significant cost, including upgrading and developing existing and new products and services in order to meet users’ changing demand, but we cannot assure you that such efforts will succeed, especially given the tightening control over internet content by the Chinese government. See “—If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected” and “—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.” If we are unable to effectively compete in any aspect of our business, our business, financial condition and results of operations may be materially and adversely effected.

Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our services, particularly our resource discovery network, which would materially and adversely affect our results of operations.

Our programs may contain programming errors that may only become apparent after their release, especially in terms of upgrades to, for example, Xunlei Accelerator or subscription services. We receive user feedback in connection with programming errors affecting user experience from time to time, and such errors may also come to our attention during our monitoring process. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively or in a timely manner. Undetected programming errors or defects may adversely affect user experience and cause our users to stop using our services and our advertisers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

Advertisements displayed on our platform may subject us to penalties and other administrative actions

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In April 2015, the Standing Committee of the National People’s Congress enacted the PRC Advertisement Law, which took effect on September 1, 2015 and was last amended on April 29, 2021, to further strengthen the supervision and management of advertisement services. Pursuant to the PRC Advertisement Law, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the PRC Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisements, including those for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives and agriculture. On February 25, 2023, the State Administration for Market Regulation issued the Measures for the Administration of Internet Advertising, effective May 1, 2023, which provides requirements on various forms of online advertising. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on advertising business” for details. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the advertisements and verify that the content of the advertisements complies with PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to eliminate the effect of illegal advertisement and cessation of publishing the advertisement. In circumstances involving serious violations, the State Administration for Market Regulation or its local branches may revoke the licenses or permits of the offenders for their advertising business operations.

We have taken several measures to fulfill these obligations specified by the PRC laws and regulations set forth above. We have outsourced our advertising business to Itui since 2020 and required Itui to set up an effective review mechanism for each advertisement it placed on our websites and platform so as to ensure the content is in full compliance with legal requirements. However, we cannot assure you that all the content contained in such advertisements are true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. If we are found to be in violation of PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition and results of operations.

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

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. In June 2020, we terminated our 2010 share incentive plan, 2013 share incentive plan and 2014 share incentive plan and adopted a 2020 share incentive plan, or. as restated and amended, the 2020 Plan. Upon the termination of our then-existing share incentive plans, the awards that are granted and outstanding under those share incentive plans and the evidencing original award agreements shall remain effective and binding under the 2020 Plan, subject to any amendment and modification to the original award agreements that we shall determine. Under the 2020 Plan, we were authorized to issue a maximum number of 31,000,000 common shares of our company upon exercise of the options or other types of awards. Our board of directors amended and restated the 2020 Plan in March 2023 and April 2024 for the purpose of increasing the number of reserved shares under the plan. The maximum number of shares available for grant of awards under the 2020 Plan is currently 61,525,345. As of March 31, 2025, 1,967,486 restricted share units had been granted and outstanding under the 2020 Plan. As of March 31, 2025, our unrecognized share-based compensation expenses relating to the awards outstanding under the 2020 Plan amounted to US$3.2 million. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for details.

In addition, on April 26, 2024, we adopted an employee share incentive plan for Shenzhen Onething Technologies Co., Ltd., a subsidiary of Shenzhen Xunlei, and transferred 30% of the equity interests in Shenzhen Onething Technologies Co., Ltd. directly held by Shenzhen Xunlei to certain plan participants or share incentive awards holding platforms at nominal costs.

We have issued the equivalent number of common shares upon the vesting and exercise of options, restricted shares and restricted share units under our share incentive plans. The amount of these expenses is based on the fair value of the share-based compensation awards we granted. The expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of incentive awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted shares and other share awards to employees in the future. As a result, our expenses associated with share-based compensation may continue to increase, which may have an adverse effect on our results of operations.

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

We have in the past invested in or acquired assets, technologies or businesses that are complementary to our existing business. If we are presented with appropriate opportunities, we may continue to do so in the future. For example, we entered into a definitive agreement to acquire Shanghai Kuanghui, which operates Hupu, for a total cash consideration of RMB500 million, subject to certain adjustments. Hupu is China’s leading sports media and data platform. The closing of the transaction is subject to certain conditions and is currently expected to occur in the first half of 2025. Investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from government authorities in China and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities or legal risks of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Even if we complete the desired acquisitions or investment, such acquisitions and investment may expose us to new operational, regulatory, market and geographic risks and challenges, including:

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

The industries in which we operate may be affected by economic downturns. For example, a prolonged slowdown in the world economy, including in the Chinese economy, may lead to a reduced amount of advertising and a lower level of purchasing power by our users, which could materially and adversely affect our business, financial condition and results of operations. In addition, certain of our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing users and increase new users will be adversely affected, which would in turn negatively impact our business and results of operations. Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on financings available to us.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2024, as required by Rule 13a-15(b) under the Exchange Act, and has concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm also audited and concluded that our internal control over financial reporting is effective as of December 31, 2024. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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

PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online game and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers, other than e-commerce service providers, may not exceed 50%. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service and online transmission of audio-visual programs service. We are a Cayman Islands exempted company and Giganology Shenzhen and Xunlei Computer, both being our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations primarily in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei or its subsidiaries hold the licenses and permits necessary to conduct our cloud-based acceleration, online advertising, online games, cloud computing and related businesses in China, and Shenzhen Xunlei has established various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to direct the activities that most significantly affect the economic performance of Shenzhen Xunlei and its operating subsidiaries and hence we consolidate their financial results in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we have been advised by Kewei Law Firm, our PRC legal counsel, that each contract under these contractual arrangements with Shenzhen Xunlei and its shareholders is valid, binding and enforceable under current PRC laws and regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, impose fines, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, if the PRC government deems that our contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may also not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of our PRC subsidiaries and the variable interest entity, which accounted for 78.9% of our revenues in 2024. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.

We rely on contractual arrangements with the variable interest entity in China and its shareholders for our operations, which may not be as effective as ownership in providing operational control the variable interest entity and its subsidiaries.

Since PRC laws restrict foreign equity ownership in companies engaged in internet business in China, we rely on contractual arrangements with Shenzhen Xunlei, the VIE, and its shareholders to operate our business in China. If we had equity ownership of Shenzhen Xunlei, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Shenzhen Xunlei and its shareholders’ performance of their contractual obligations to exercise such rights. In addition, our operating contract with Shenzhen Xunlei has an initial term of ten years and an extended term of ten years from 2016. The operating contract will be automatically extended for an additional 10-year period subject to Giganology Shenzhen’s unilateral termination right. In general, none of Shenzhen Xunlei and its shareholders may terminate the contracts prior to the expiration dates. However, the shareholders of Shenzhen Xunlei may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial contract terms expire. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to our contractual arrangements with Shenzhen Xunlei and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business” and “Item 4. Information on the Company—C. Organizational Structure.” Therefore, these contractual arrangements may not be as effective as ownership in providing us with control over Shenzhen Xunlei.

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

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries, including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements which Giganology Shenzhen currently has in place with the variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of December 31, 2024, we had cash or cash equivalents of approximately RMB586.7 million (US$81.6 million) and US$34.1 million located within the PRC, of which RMB302.9 million (US$42.1 million) and US$0.6 million are held by Shenzhen Xunlei and its subsidiaries. The transfer of all the cash or cash equivalents is subject to PRC government’s restrictions on currency conversion.

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

The Chinese government has intensified its efforts to remove inappropriate content disseminated over the internet and wireless networks, and our efforts to monitor content on our platform and website led to a decline in the number of subscribers in the past few years. In August 2017, the Cyberspace Administration of China promulgated the Provisions on the Administration of Internet Comments Posting Services, most recently amended on December 15, 2022, and the Provisions on the Administration of Internet Forum and Community Services, both require service providers to establish information review and inspection mechanism. In December 2018, the Cyberspace Administration of China launched a campaign against illegal activities and inappropriate content on mobile apps and undertook restrictive measures against thousands of mobile apps, including suspension of mobile app operations for an indefinite period of time or permanently shutting down the mobile app operations. In December 2019, the Cyberspace Administration of China promulgated the Regulations on the Ecological Governance of Network Information Content, which provides that network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism for network information, and improve their systems for user registration, account management, information publishing review, emergency response, etc. In October 2021, the Cyberspace Administration of China issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requires internet platforms to, among others, monitor information posted by celebrities online so as to timely identify hot topics that could involve illegal or undesirable actions and to promptly report to the competent authorities in such event. We regularly conduct internal compliance investigation to ensure that the content transmitted by our products is in compliance with the standards set out by the authorities. To date, we have blocked over one million digital files and added thousands of key words to our automatic keyword filtration system. We had experienced declines in the number of users and subscribers in the past in connection with our efforts to comply with these PRC rules and regulations and we cannot assure you that it will not happen again in the future.

In addition, we entered into a definitive agreement to acquire Shanghai Kuanghui, which operates Hupu. The closing of the transaction is subject to certain conditions and is currently expected to occur in the first half of 2025. Hupu is a community platform, and accordingly, the operator of Hupu, Shanghai Kuanghui has significant responsibilities for review and management of the content posted by users on it. Any failure to fulfill such responsibility could subject it to penalties, including fines, suspension of business and revocation of the relevant licenses. After the consumption of the acquisition of Shanghai Kuanghui, we will assume the responsibility of content review and management for Hupu. There can be no assurance that we will fully fulfill such responsibility.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, the SEC, which is in charge of protecting investors and overseeing companies whose securities are publicly traded, and various regulatory authorities in China and the Cayman Islands, as well as evolving regulatory measures under applicable laws and regulations. The governance, operation and management of our corporate entities in the PRC are governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress in 1993 and last amended on December 29, 2023. The amended PRC Company Law has taken effect from July 1, 2024 and introduces new requirements on capital contributions, corporate governance, liabilities of directors, supervisors and senior executives, protection of minority shareholders, share transfer and liquidation process, among others. The capital contribution of certain of the principal subsidiaries of the variable interest entity have not been fully paid. We will pay the outstanding subscribed capital or take relevant measures to comply with the amended PRC Company Law and relevant regulations. To comply with the amended PRC Company Law, we may need to review our capital contribution liabilities and corporate governance for our corporate entities in the PRC. Our efforts to comply with changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

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

We conduct our business primarily through our PRC subsidiaries and the variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our common shares and ADSs. For example, we submitted the security assessment report regarding Hiya Voice on the National Internet Security Service Platform in June 2022 pursuant to the Provisions for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity and received the approval after the onsite inspection conducted by the competent authority. However, in September 2022, we were informed by the app store operator that Hiya Voice had been removed from the app store. The removal was due to the implementation of more stringent security assessment requirements under these provisions, as determined by the Cyberspace Administration of China. Since May 2023, we have been downsizing our domestic audio live-streaming operations due to lower gross margin of such business and the rapidly evolving and challenging industry environment, including the terminations of the operations of Hiya Voice and Xunlei Live in June 2023 and October 2024, respectively. We have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets. The complexities and constantly evolving laws and the uncertainties of their application in practice by PRC government have resulted in non-compliance risk and the additional costs for our compliance activities, and we cannot assure you whether we will be subject to any potential liability.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

●	We only have contractual control over the VIEs that engage in cloud-based acceleration and cloud computing businesses. We do not directly own these business operations entities due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision or CDN services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.
●	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. This means that permits, licenses or operations of our company may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to obtain or maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.
●	New laws and regulations may be promulgated that will regulate internet activities, including live-streaming, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

In addition, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Administrative Provisions on Algorithm Recommendations of Internet Information Services on December 31, 2021, effective on March 1, 2022, which provide that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information or offer excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services. To comply with the Administrative Provisions on Algorithm Recommendations of Internet Information Services, we may need to further adjust our business and operations as we may be deemed to be an algorithm recommendation service provider capable of social mobilization or influencing public opinion, and thus are obligated to complete the filing with the internet information service algorithm filing system. As of the date of annual report, we have completed the filing for two algorithms with the Internet Information Service Algorithm Filing System and submitted the filing application for another algorithm in December 2024 which is currently under review by the competent authority. In addition, algorithm recommendation service providers are required to publicly disclose the basic principles, purposes, intentions and operating mechanisms of algorithm-related products. In response to this requirement, we have publicly disclosed the operation mechanism on our Xunlei App and provided an option for our users to turn off algorithm-driven recommendation services. However, the impact on our business operations is still substantially uncertain since this rule is relatively new and uncertainties still exist in relation to its interpretation.

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

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has enhanced its enforcement of such laws and regulations. The PRC Anti-Monopoly Law and its implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti - monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-Monopoly Law. Furthermore, in February 2021, the Anti-Monopoly Commission of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including, without limitation, prohibiting platforms with a dominant position from abusing their market dominance. In addition, these guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. On June 24, 2022, the Standing Committee of the National People’s Congress enacted the new PRC Anti-Monopoly Law with effect from August 1, 2022, which increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also stipulates that where a concentration of undertakings does not meet the threshold for declaration set by the State Council, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies may order the operators to file the concentration of undertakings.

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

As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. Any anti - monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in constraints on our future investments and acquisitions. As a result, we may be subject to significant difficulties in pursuing our investment and acquisition strategy.

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

SAFE has promulgated several regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. If the shareholders of an offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries of the offshore holding company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In addition, on February 13, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, which took effect on June 1, 2015. This circular delegates to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to SAFE Circular No. 37, except that those PRC residents who have failed to comply with SAFE Circular No. 37 may continue to fall within the jurisdiction of the local SAFE branches and must continue to make their supplementary registration applications with such local SAFE branches.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our future offshore offerings (if any) may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future offshore offerings (if any), or a rescission of such approval obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC issued Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, and five supporting guidelines. These measures establish a filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas follow-on offering or listing, or other equivalent offering activity, including issuance of convertible notes, exchangeable notes or preferred shares, by a domestic company, whether directly or indirectly, must be filed with the CSRC and comply with the requirements under these measures. The indirect overseas listing of domestic companies refers to companies that conduct business mainly in China but issue shares or other similar rights and seek listing in overseas jurisdictions through their overseas holding companies. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on Overseas Listings.” These measures have no retroactive effect and thus are not applicable to our listing and offering prior to their promulgation. However, as these measures are relatively new and there are substantial uncertainties with respect to the filing requirements and overall implementation at this stage. We cannot assure you that, if the conditions are met and any filing or other procedure is required, we would be able to complete such filing or procedure for our future offering or listing, if any, and fully comply with these measures on a timely basis, or at all. Any failure to complete or not being able to complete the requisite filing for our future offering or listing, if any, or any failure or perceived failure by us to comply with the requirements under these measures may result in rectification, warnings or fines against us and could materially hinder our ability to conduct securities offerings.

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

On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, if a PRC company engaging in a prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. In addition, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the regulations on domestic securities investments by foreign investors. As the 2024 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial condition and business prospect may be adversely and materially affected.

On September 24, 2024, the State Council published the Administrative Measures for Network Data Security with effect from January 1, 2025, which provides that where network data processors carry out network data processing activities that have affected or may affect national security, they shall undergo a national security review in accordance with the relevant laws and regulations.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Reviews, are required for our future offshore offerings (if any), it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our future offshore offerings (if any), or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our future offshore offerings (if any). These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our future offshore offerings (if any) into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future offshore offerings (if any) before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our future offshore offerings (if any), we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition and reputation as well as the trading price of our listed securities.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2025, we had 311,860,331 common shares (excluding (i) 52,252,180 common shares that are reserved for bulk issuance upon the exercise or vesting of awards granted under our share incentive plan, or repurchased by our company but not yet canceled, and (ii) 10,889,429 common shares, consisting of 274,057 ADSs (representing 1,370,285 common shares) and 9,519,144 common shares held by Leading Advice Holding Limited, a share incentive awards holding platform). All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On June 4, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our shares until June 2025. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our common shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our common shares may decline below the levels at which we determine to repurchase the ADSs or our common shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depositary may amend or terminate the deposit agreement without your consent. Such amendment or termination may be done in favor of our company. Holders of the ADSs, subject to the terms of the deposit agreement, shall be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADS holders. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The depositary may, and shall at our written direction, terminate the deposit agreement and the ADSs by mailing notice of such termination to the registered holders of ADSs at least 30 days prior to the date fixed in such notice for such termination. After instructing its custodian to deliver all ordinary shares to us along with a general stock power that refers to the names set forth on the ADS register maintained by the depositary and providing us with a copy of the ADS register maintained by the depositary, the depositary and its agents will perform no further acts under the deposit agreement or the ADSs and shall cease to have any obligations under the deposit agreement and/or the ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of the ADSs may agree to distribute, subject to the terms of the deposit agreement, the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You would receive these distributions in proportion to the number of common shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property. Additionally, the value of certain distributions may be less than the cost of distribution. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs and ordinary shares.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement. The jury trial waiver provision may result in increased costs to ADS holders to bring a claim, limited access to information and other imbalances of resources between our company and our ADS holders, and such provision could discourage claims or limit our ADS holders’ ability to bring a claim in a judicial forum that they find favorable.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

As of March 31, 2025, our directors, executive officers and existing principal shareholders beneficially owned approximately 56.9% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

We believe we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended December 31, 2024, which could subject United States investors in the ADSs or common shares to significant adverse United States federal income tax consequences.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2024, and we will very likely be a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entity, but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements.

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

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to direct the activities that most significantly affect Shenzhen Xunlei’s economic performance and as a result, we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

●	Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”), or Wangwenhua, which was established in December 2005 and primarily engages in software development, technical consulting and other related technical services.
●	Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, which was established in February 2010 and primarily engages in the development of online game and computer software and advertising services.
●	Shenzhen Onething Technologies Co., Ltd., which was established in September 2013 and currently a subsidiary of Shenzhen Xunlei, and primarily engages in cloud computing technology development and related services with valid Value-added Telecommunication Services Licenses. As of the date of the annual report, Shenzhen Xunlei holds 70% of equity interest in Shenzhen Onething Technologies Co., Ltd., and certain plan participants or share incentive awards holding platforms hold the rest of equity interest for the employee share incentive plan.
●	Henan Tourism Information Co., Ltd., which we acquired 80% of the total equity interest from an independent third party in June 2018 and primarily engages in computer software development, information consultation, entertainment services, advertising, and certain information services under Type II value-added telecommunication businesses.
●	Jiangxi Node Technology Services Co., Ltd., which was established in July 2020 and primarily engages in bandwidth purchasing.
●	Shenzhen Qianhai Onething Network Technologies Co., Ltd. (formerly known as Shenzhen Yunwangwulian Technology Co., Ltd.), which was established in October 2019 and primarily engages in cloud computing technology development and related services.

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

In April 2021, we acquired all equity interest of Funi. Pte. Ltd. from an independent third party. Funi. Pte. Ltd. was established in Singapore and primarily engages in audio live-streaming business in the Middle East, North Africa and Southeast Asia and business development for international markets.

In February 2022, we established Fuconnect. Pte. Ltd. in Singapore, primarily offering an audio live-streaming product, which primarily targets regions such as East Asia and Southeast Asia.

In January 2025, we entered into a definitive agreement to acquire Shanghai Kuanghui Network Technology Co., Ltd., which operates Hupu, for a total cash consideration of RMB500 million, subject to certain adjustments. Hupu is China’s leading sports media and data platform. The closing of the transaction is subject to certain conditions and is currently expected to occur in the first half of 2025.

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

Xunlei Accelerator is our most popular product, and had approximately 47.9 million monthly unique visitors in December 2024, according to our internal records. In addition to Xunlei Accelerator, we also provide cloud computing services and products, live - streaming services and other internet value-added services, which primarily include online advertising and online game services.

As a part of our cloud-based mobile strategies, in 2012, we launched Mobile Xunlei, a mobile app that allows users to search, download, consume and store digital media content on their mobile devices in a user-friendly way. Mobile Xunlei has successfully gained popularity, as evidenced by being one of the most downloaded applications in its category. Based on our own records, the monthly average daily active user of Mobile Xunlei reached about 4.4 million in 2024.

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

Apart from our core digital media transmission product and services, we launched our video live-streaming business in 2016 and audio live-streaming business in 2018. In 2021, we further diversified our live-streaming products portfolio by rolling out Hiya in April 2021, an audio live-streaming product for overseas markets primarily in the Middle East, North Africa and Southeast Asia, and Hiya Voice in September 2021, another audio live-streaming product mainly focusing on the China market. Users may chat and interact with broadcasters, and they can purchase virtual gifts from the platform to reward the broadcasters they like. In 2023 and 2024, we streamlined our audio live-streaming business by terminating the operations of Hiya Voice and Xunlei Live in China to adapt to the evolving market conditions. As a result, we have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets.

Shared Computing Ecology

Another key aspect of our strategies is to continue our innovation in crowd-sourcing of idle bandwidth capacity and potential storage from users of our cloud computing hardware devices so that we can continuously deliver computing resources to third parties, such as internet content providers, through our CDN services. To further develop our cloud computing business, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is essentially a cloud-based storage and sharing device that allows users to share their idle internet bandwidth and storage resources with our content delivery networks. Third-party purchasers of our cloud computing services include some of the leading internet companies in China. In 2020, we launched our own reward program, which allows users of OneThing Cloud to share crowdsources idle uplink capacities and external storage with us in exchange for a small amount of cash rewards.

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

In June 2022, we launched a new hardware product for edge computing. In January and December 2023, we further launched two new generations of OneThing Cloud hardware products. All three OneThing hardware products deploy the edge computing technology we developed. By intelligently deploying users’ computing resources, storage and idle network capacity, the technology can optimize the distribution of computing power on the edge cloud computing network. Customers and users are rewarded according to the level of resources they contribute to the network.

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

Monetization

We generate revenues by monetizing our large user base, primarily through the following services:

●	Subscription services. We provide premium subscription services to subscribers to enable faster download acceleration and more reliable access as well as larger cloud storage to digital media content.
●	Cloud computing services and products. We offer cloud computing services by crowdsourcing idle bandwidth capacity and potential storage from users and continuously deliver computing resources to third parties, such as internet content providers, through our CDN services. In addition to the sales of our cloud computing services, we also sell hardware devices that provide our users with easy access to our cloud computing services.
●	Live-streaming and other services. We historically offer various live-streaming products, including video live-streaming and audio live-streaming domestically and internationally. We ceased the operations of our audio live-streaming business and video live-streaming business in China in June 2023 and October 2024, respectively. As a result, we have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets. We also offer other services including other value-added services, such as online advertising, online games, technical services, and rental service.

Our total revenues increased from US$342.6 million in 2022 to US$364.9 million in 2023, but then declined to US$324.4 million in 2024. We had a net income attributable to Xunlei Limited of US$21.5 million in 2022, US$14.2 million in 2023, and US$1.2 million in 2024.

Our platform

On our platform, users can accelerate internet content transmission and store digital content in the cloud drive, develop and operate blockchain-based services and applications, as well as enjoy popular forms of internet-based entertainment, such as watching online digital content and live performances, playing online games, and interacting with broadcasters through audio live-streaming platforms.

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

Xunlei Accelerator is designed to provide an effective digital media content transmission solution to our users. In addition to our featured transmission acceleration function, we have integrated certain features into the interface of Xunlei Accelerator to enhance the overall user experience while helping users transmit their desired content efficiently. For example, Xunlei Accelerator provides a platform to integrate other third-party plug-in applications. Users can add application tabs to create shortcuts to various services that are provided by us, third-party application developers and application vendors who have business relationships with us. Xunlei Accelerator also has a task management console to allow users to track and manage their transmissions in progress, to manage and prioritize cloud-based data transmission tasks, or manage and synchronize transmitted content across multiple internet-enabled devices.

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

Mobile acceleration plug-in

We offer a mobile acceleration plug-in, which provides mobile device users with benefits of download speed acceleration and download success rate improvements similar to those offered by the PC-based Xunlei Accelerator. Our mobile acceleration plug-in has been adopted by Xiaomi, a Chinese smartphone maker, on all of its Hyper operating systems. Xiaomi installs our mobile acceleration plug-in on all of its new phones sold in China free of charge and adds such plug-in to the existing ones via system upgrade. Xiaomi phone users thus have access to our acceleration services.

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

We had a subscriber base of approximately 5.0 million, 6.0 million and 6.4 million as of December 31, 2022, 2023 and 2024, respectively. In this annual report, the number of subscribers as of a given day excludes any sub-accounts.

Mobile Xunlei

Mobile Xunlei is a mobile application that allows users to search, download and consume digital media content on their mobile devices. The monthly average daily active user of this product was about 4.4 million in 2024. We monetize our mobile traffic through advertising sales. Moreover, this mobile application also supplements our existing subscriptions business. Some of our mobile application users also became users of our PC-based Xunlei Accelerator.

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

The crowdsourced uplink capacities are valuable resources that we target to commercialize with potential customers such as streaming websites and app stores. Depending on our own needs, we also utilize those crowdsourced uplink capacities for our business from time to time, reducing our purchase of bandwidth from traditional third-party carriers. In addition, relying on a large number of distributed cloud computing nodes, we have been researching and developing advanced edge computing applications in anticipation of a rising new industry. We have launched hardware products for edge computing which deploy the edge computing technology we developed. By intelligently deploying users’ computing resources, storage and idle network capacity, the technology can optimize the distribution of computing power on the edge cloud computing network. Customers and users are rewarded according to the level of resources they contribute to the network.

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

Live-streaming services

We launched our live-streaming services in 2016. Through our Xunlei Live website and mobile app, users are able to access our live video streaming services. While viewing live online performances delivered by broadcasters, users may interact with broadcasters, purchase virtual items from us to reward broadcasters they like. In May 2018, we expanded our live-streaming business by launching another audio live-streaming service through our mobile app. Users and broadcasters may interact with each other in the chat-rooms with different topics through audio live-streaming and purchase virtual items from our platform to reward each other.

We further diversified our live-streaming offerings in 2021. We launched Hiya, an audio live-streaming platform targeting overseas markets in April 2021. Similar to our audio live-streaming platform we launched in May 2018, overseas users of Hiya can join different chat-rooms with their favorite topics, then they are able to interact with broadcasters by purchasing virtual items from the platform and rewarding virtual items to broadcasters. In 2024, Hiya generated a revenue of US$31.4 million, accounting for 9.7% of our total revenues in 2024, as compared to US$27.9 million, accounting for 7.6% of our total revenues in 2023. As of the date of this annual report, users of Hiya are primarily from countries in the Middle East, Southeast Asia, South Asia and North Africa. We have been downsizing our domestic live-streaming operations for strategic reasons, including the terminations of our audio live-streaming operations of Hiya Voice in June 2023 and operations of our video live-streaming business on Xunlei Live in China in October 2024.

In addition, we launched Wefun in July 2023. Wefun is an audio live-streaming product primarily targeting regions such as East Asia and Southeast Asia. Users of Wefun can join various chat rooms based on their favorite topics, allowing them to interact with broadcasters by purchasing and rewarding virtual items. In 2024, Wefun generated revenue of US$18.9 million, accounting for 5.8% of our total revenues.

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

Advertising services

We provide advertising services primarily through various forms of advertisements placed on our mobile platform and PC websites. We experienced a decline in revenue from mobile advertising in 2019 and 2020, primarily due to a generally decreased demand for our online advertising services. With a view to improving the competitiveness of our advertising services, we entered into an advertising revenue sharing agreement with Itui, our largest shareholder, and outsourced our advertising business to Itui in 2020. Itui has developed a precision customer target algorithm, and by cooperating with them, we hope to improve advertisement placement and improve revenues as a result. Pursuant to the agreement, Itui is responsible for operating our advertising services and shares a portion of revenue generated from placing advertisements on our PC websites and mobile platform. Our advertising revenue experienced further decline in 2021, primarily due to lower advertising placements starting from the second quarter of 2021 as a result of evolving regulations of the internet industry in China, which negatively affected our adverting business. In 2022, our advertising revenue continued to be negatively affected by more stringent regulatory policy for the internet industry, lower demand for advertising placement due to the ongoing pandemic and economic slowdown, as well as volatility of foreign exchange rate. In 2023 and 2024, as a result of our continued effort on product optimization and the economic recovery, our advertising revenue increased by 13.4% and 22.9%, respectively.

Xunlei Browser

We launched Xunlei Browser in May 2024 which excels in providing users with an exceptional experience across three key scenarios: video streaming, web browsing, and novel reading. We have incorporated our advanced video processing technology into this browser, enabling users to experience seamless playback in less than a second even while using the browser. Additionally, it supports various video formats and offers one-click cloud playback for content from links. Users can enjoy ultra-high definition original images, stable and smooth playback, as well as online subtitles when watching videos on web pages.

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

Cloud-based implementation for subscription services

We provide subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of over one million third-party servers and over 2,492 servers that we own located throughout China.

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

Additionally, we entered into a framework service agreement with Alibaba Cloud in December 2018. Since then, Ali Cloud has provided us with cloud computing products and services. As of December 31, 2024, we were using 2,345 cloud servers and over 6,000 Cloud PaaS services provided by Ali Cloud through its 18 central nodes and 135 edge nodes.

Shared cloud computing model for edge computing services

We created a shared computing model and network by encouraging personal users to share idle resources such as computing power, storage and bandwidth by deploying sharing economy smart devices such as OneThing Cloud and Zhuanqianbao. With the shared cloud computing model, Xunlei provides high-quality, cost-effective cloud services for corporate clients. StellarCloud is a shared cloud computing platform which expands Xunlei’s existing CDN services to a novel cloud computing service stack, offering edge computing, function computing and shared CDN solutions.

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

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2024, we had 425 patents granted in China and four patents granted in the United States, while another 150 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2024, we had 929 trademarks registered in different applicable trademark categories in the PRC and three trademark registered with World Intellectual Property Organization. We had applied for registration of 90 trademarks in China.

Digital media data monitoring and copyright protection

We take measures to protect third-party copyrights. The internet industry in China suffers from copyright infringement issues and online digital media content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. Assisted by an intellectual property team dedicated to copyright protection, we have implemented internal procedures pursuant to the legal requirements under PRC laws and regulations to promptly disable the download URL of content for which we receive notice of infringement from the legitimate rights holder, and we work closely with the regulatory authorities in China to ensure compliance with all rules and regulations. We seek assurances in our contracts with digital media content providers that (i) they have the legal right to license the digital media data for the uses we require; (ii) the digital media content itself as well as the authorization or rights granted to us neither breach any applicable law, regulations or public morals, nor impair any third-party rights; and (iii) they will indemnify us for losses resulting from both the non-compliance of such digital media content with the laws and claims from third parties.

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

The New PRC Company Law requires shareholders of limited liability companies to fully pay the subscribed capital within five years of the company’s establishment. Failure to comply with such requirements may lead to a loss of equity in the unpaid capital contribution. In certain situations, a company or its creditors can demand immediate fulfillment of the capital contribution obligation from shareholders who have not fully paid, even if the deadline for capital contribution has not yet passed. In addition, the State Administration for Market Regulation issued the draft Provisions on the Implementation of the Registration Capital Registration Management System on February 6, 2024 for public comments, which allows a three-year transition period for existing companies to adjust its subscribed capital to comply with the New PRC Company Law. The capital contribution of certain of the principal subsidiaries of the variable interest entity have not been fully paid. We will pay the outstanding subscribed capital or take relevant measures to comply with the New PRC Company Law and relevant regulations.

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

Investment activities in the PRC by foreign investors and foreign-invested enterprises are regulated by the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, promulgated by the NDRC and the Ministry of Commerce in September, 2024 and effective on November 1, 2024, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), or Encouraging Catalogue (2022 Version), promulgated by the NDRC in October 2022 and effective on January 1, 2023. Pursuant to the Encouraging Catalogue (2022 Version) and the 2024 Negative List, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign invested projects.

Establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2024 Negative List. For the restricted industries within the 2024 Negative List, some of the industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce, domestic multi-party communications, store-and-forward, and call center services). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations primarily in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiaries, and Shenzhen Xunlei, the VIE, and its shareholders. Shenzhen Xunlei or its subsidiaries holds the licenses and permits necessary to conduct our cloud-based acceleration, cloud computing, online advertising, online games and related businesses in China, and Shenzhen Xunlei holds various operating subsidiaries that conduct a majority of our operations in China. Shenzhen Onething and one of its subsidiaries have obtained an updated Value-added Telecommunication Services License to cover CDN service for our cloud computing business. Both of Giganology Shenzhen and Xunlei Computer engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of restricted or prohibited categories under the 2024 Negative List. Hence, these activities operated by Giganology Shenzhen and Xunlei Computer are deemed to be permitted and open to foreign investment.

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

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

●	Telecommunications Regulations (2016, revised). The Telecommunications Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalogue of Telecommunications Business,” an attachment to the Telecommunications Regulations, as updated by the Notice on Adjusting the Catalogue of Telecommunications Business, which became effective from April 1, 2003 and was amended on March 1, 2016, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet content provider services, or ICP services, are classified under the second category of value-added telecommunications businesses and the CDN services, the internet access services and the internet data center services are classified under the first category of value-added telecommunications business. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must obtain the Value-added Telecommunication Services License covering the business classified under the relevant category from Ministry of Industry and Information Technology or its provincial level counterparts.

●	Administrative Measures on Internet Information Services (2011, revised). According to these administrative measures, a commercial ICP service operator must obtain a Value-added Telecommunication Services License from the government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the Value-added Telecommunication Services License covering the ICP services from the Ministry of Industry and Information Technology or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP license number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.
●	Administrative Measures for Telecommunications Business Operating License (2017, revised). These administrative measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the Value-added Telecommunication Services License from applicable provincial level counterparts of the Ministry of Industry and Information Technology, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional Value-added Telecommunication Services License directly from the Ministry of Industry and Information Technology. The appendix to the Value-added Telecommunication Services License must specify the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its Value-added Telecommunication Services License. The Value-added Telecommunication Services License is subject to annual report requirement. An ICP service operator shall report certain information to the issuing authorities through the administrative platform in the first quarter every year. Such information includes the business performance of the telecommunications business in the previous year, service quality, the actual implementation of the network and information security guarantee systems and measures, among others. ICP service operator shall be responsible for the truthfulness of the information in the annual report.
●	Detailed Rules on the Administration of Internet Websites (2005), which set forth that the website operator is required to apply for the ICP filing from the Ministry of Industry and Information Technology or its local branches at the provincial level on its own or through the access service provider.
●	Provisions on Administration of Foreign-invested Telecommunications Enterprises (2022, revised). These provisions set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under these provisions, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC.
●	Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006). Under this circular, a domestic PRC company that holds a Value-added Telecommunication Services License is prohibited from leasing, transferring or selling this license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with the approved covering region on its Value-added Telecommunication Services License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.
●	Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market (2017), which further strengthens the supervision and management of the applications of cloud computing, big data and other applications. For an enterprise that conducts the CDN business without a Value-added Telecommunication Services License specifically covering such business, it must submit a written commitment to the original license issuing authority before March 31, 2017, undertaking that an eligible Value-added Telecommunication Services License will be obtained by the end of 2017. If such enterprise fails to make the commitment on time, it must carry out business activities strictly in compliance with their existing licenses. Furthermore, if the enterprise fails to obtain this license as committed, it should terminate the business starting from January 1, 2018.

●	Provisions on the Governance of Cyberviolence Information (2024), which require network information service providers to take primary responsibility for managing online content by establishing mechanisms for cyberviolence governance. It requires network information service providers to implement systems for user registration, account management, personal information protection, content review, monitoring, and early warnings to identify and address cyberviolence information, and take measures such as deleting, shielding, and disconnecting links, keep relevant records, and report the case to relevant authorities for cyberviolence illegal information.
●	The Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services(2024), which states that in certain pilot areas, the foreign shareholding restrictions on (i) the internet data center (IDC), (ii) the content delivery network (CDN), (iii) the internet service providers, (iv) the online data processing and transaction processing, (v) the information dissemination platform and delivery services (but excluding internet news information services, online publishing services, online audio-visual services, and internet cultural services), and (vi) the information protection and processing services will be removed. These pilot areas include Beijing Comprehensive Demonstration Zone for Expanding Opening-up in the Service Sector, the Lin-Gang Special Area of Shanghai Pilot Free Trade Zone and the Pioneering Area in Socialist Modernization, the Hainan Free Trade Port, and the Shenzhen Pilot Demonstration Area of Socialism with Chinese Characteristics. This circular also clarifies the foreign invested telecommunication enterprise that intends to provide the aforesaid value-added telecommunications services in the pilot areas shall apply to the MIIT for obtaining the official approval of the pilot program of telecommunications services, comply with the applicable laws and regulations when providing telecommunications services, and accept and cooperate with the supervision and administration of the telecommunication administrations and the relevant competent authorities.

To comply with these PRC laws and regulations, we operate our websites through Shenzhen Xunlei, our PRC variable interest entity. We, through Shenzhen Xunlei, currently hold a Value-added Telecommunication Services License covering its ICP services expiring on April 30, 2030 and another Value-added Telecommunication Services License for its provision of could computing services including internet data center services and internet access services expiring on June 26, 2026, and own the essential trademarks and domain names in relation to our value-added telecommunications business. Shenzhen Onething and one of its subsidiaries have obtained Value-added Telecommunication Services Licenses to cover the CDN service for our cloud computing business.

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

To comply with these laws and regulations, Henan Tourism Information Co., Ltd., or Henan Tourism, one of our subsidiaries in the PRC, currently holds a License for Online Transmission of Audio-visual Programs, which will expire on February 28, 2027. However, Shenzhen Xunlei, the entity that provides our video content display services, is not a registered owner of the license for online transmission of audio-visual programs. As a result, it is possible that PRC government authorities could determine that these businesses are operating without sufficient license. In addition, the Notice on Strengthening the Management of Online Show Live-streaming and E-commerce Live-streaming requests all online shows and e-commerce to file with the National Internet Audio-Visual Platforms Information Management System before November 30, 2020. However, the practice of such filings varies at the provincial levels of Radio and Television Administration, which are in charge of such registration. For example, Guangdong Radio and Television Administration, which is in charge of our filing, only accepts register of live audio and video broadcasts of major political, military, economic, social, cultural, and sports activities or events, thus we are no longer required to conduct such filing, based on our inquires with the competent authorities. There is uncertainty as to whether we will be required to complete the registration in the future and we cannot assure you that we will successfully complete the registration in a timely manner, or at all We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial condition and results of operations.”

PRC regulation on Online Live-streaming

On November 4, 2016, the Cyberspace Administration of China promulgated the Regulations on the Administration of Online Live-streaming Services, which became effective on December 1, 2016. These regulations provide that online live-streaming service providers and distributors must legally obtain the qualification for internet news information services before providing such services on the internet, and engage in online news information services only to the licensed extent. Online live-streaming service providers must review all live internet news information and interactions before publishing them, and set up their “chief editor” position if they provide live-streaming services of internet news information. These regulations also stipulate that online live-streaming service providers must carry out their subject responsibility, arrange professionals commensurate with its service size, establish and improve various management systems, and have the technical capability to immediately cut online live-streaming, and its technical plans shall comply with national standards. In addition, online live-streaming service providers must conduct graded and categorized management according to the content category and user scale of online live-streaming, and establish a credit rating management system for online live-streaming distributors as well as a blacklist management system.

On August 1, 2018, the Ministry of Industry and Information Technology, the Ministry of Public Security and other PRC government agencies jointly issued the Notice on Strengthening the Administration of Internet Live-streaming Services, which specifies respective duties of online live-streaming service providers, network access service providers and application stores, aiming to prompt internet-based enterprises to fulfill their responsibilities. This circular provides that an online live-streaming service provider must make a record filing with the competent telecommunications authority as an internet content provider. Online live-streaming service providers are also required to apply for a permit with the local authorities if they engage in telecommunications business, live-streaming business for internet news information, online performance, and/or online visual-audio programs. Online live-streaming service providers must make record filings with the local public security authorities within 30 days after live-streaming services have been published on the internet. In addition, online live-streaming service providers are required to implement a real name verification system for users, intensify administration of online anchors, establish a blacklist system for online anchors, optimize their system for watching and censoring live-streamed content for regulatory purposes, and improve measures to better respond to harmful content.

On November 12, 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Online Show Live-streaming and E-commerce Live-streaming, pursuant to which live-streaming platforms for online shows are requested to strengthen positive value guidance and enable tasteful, meaningful, interesting and warm live-streaming programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. This notice requests live-streaming platforms for online shows and e-commerce to register with the National Internet Audio-Visual Platforms Information Management System. To date, we are still in process of making the application for such registration for our live-streaming business. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live-streaming rooms. Live-streaming platforms for online shows need to manage the hosts and users making virtual gifting based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live-streaming platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live-streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

On February 9, 2021, the Cyberspace Administration of China and six other PRC governmental authorities jointly issued the Circular on Issuing the Guiding Opinions on Strengthening Standardized Management of Online Live-streaming, according to which live-streaming platforms shall strictly abide by laws and regulations and state provisions when providing live-streaming information services; strictly fulfill their live online platform statutory duties and implement live webcast listing platform main body responsibility, control network broadcast industry main issues list to establish and strictly implement that the editor in chief is responsible for, content audit, user registration, post comments, emergency response, technology security, the host management, training, assessment, reporting acceptance of internal management system. Live-streaming platforms that carry out commercial network performance activities must hold a Network Cultural Operation License and file for an ICP. A live broadcasting platform providing online audio-visual program services must hold the Permit for Spreading Audio-Visual Programs via Information Network (or complete registration in the National Information Registration and Management System for Online Audio-visual Platform) and put this on their ICP record. A live broadcast platform that provides Internet news and information service must hold an Internet News and Information Service License. A network live broadcasting platform shall go through the formalities of filing an enterprise with the local cyberspace and information authorities in a timely manner, and a platform that stops providing live broadcasting services shall cancel the filing in a timely manner.

On March 25, 2022, Cyberspace Administration of China, the State Administration of Taxation and State Administration for Market Regulation jointly issued the Opinions on Further Regulating the For-Profit Activities in Online Live-streaming to Promote a Healthy Development of the Industry, which requires live-streaming platforms’ strict compliance with laws and regulations, including real-name verification and voluntary registration. Platforms are obligated to authenticate live-streaming publishers using their ID information and unified social credit code information. Additionally, platforms are required to report information such as the identity of the publisher, remuneration account, type of revenue, and profit-earning details to the local provincial-level cyberspace administration and competent tax authority every six months.

On May 7, 2022, the Cyberspace Administration of China, together with three other authorities, jointly issued the Opinions on Regulating Live-streaming Rewards and Strengthening Minor Protections, which iterates the requirements for live-streaming platforms in respect of strengthening real-name registration, prohibiting minors from virtual gifting and restrictions on providing live-streaming services to minors. Pursuant to these opinions, online platforms are prohibited from ranking, introducing or recommending live-streaming performers solely by the monetary amount of virtual gifts that they have received from users, nor could the platforms rank users based on the monetary amount of virtual gifts that they have given to live-streaming performers. Any such rankings currently available on these online platforms is ordered to be removed by June 7, 2022 according to the Live-streaming Opinions. In addition, the online platforms shall procure that, during the peak hours (from 8 p.m. to 10 p.m.) every day, each live-streaming performer shall not engage in “PKs” (i.e., real-time interactive competitive game between two performers) against another performer for more than twice, and the online platforms shall not impose penalty within the game or provide any technical support to facilitate imposing such penalty.

We have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets.

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

To comply with these laws and regulations, Shenzhen Xunlei obtained an Online Culture Operating Permit, which was last renewed in February 2025 with an effective period from March 16, 2025 to March 15, 2028 to offer music entertainment product online, operate online performance business and online shows business, and engage in the exhibition of online culture products and competition activities.

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

Our online game services are operated by Shenzhen Xunlei and its subsidiaries. All of these online game operating subsidiaries have obtained a Value-added Telecommunication Services License for operating our online games; and Shenzhen Xunlei, which holds 70% of the equity interest in Xunlei Games, has obtained an Internet Publishing Services License for the publication of internet games, which has expired on September 17, 2022. We are in the process of renewing such license, and re-submitted the required documents to the competent authorities for review in October 2023. However, neither Shenzhen Xunlei nor its subsidiary that operates online games has obtained an Internet Publishing Services License. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that Shenzhen Xunlei or, its subsidiary that operates online games and Xunlei Games are not required to obtain Internet Publishing Services Licenses as well. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. For risks relating to the Internet Publishing Services License, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from competent authorities, including the discontinuance of our online game business.”

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

In January 2011, Ministry of Culture, together with several other government agencies, jointly issued a circular entitled Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors. This circular indicates that online game operators must have a person-in-charge, set up specific service web pages and publicize specific hot-lines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior. Online game operators must also submit a report regarding its performance under the Parental Guardianship Project to the local office of the Ministry of Culture each quarter.

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

On October 26, 2021, the Cyberspace Administration of China issued draft Administrative Provisions on the Account Names of Internet Users. This draft provides that when registering an internet account, the user shall execute an agreement with the internet user account services platform, provide authentic identity information, and obey the rules of the platform for content production and account management, the platform conventions and service agreement. Internet user account service platforms shall establish, improve and strictly implement, among others, account name information management system, information content security system, and personal information protection system. Internet user account service platforms should also establish an account name information dynamic check patrol system for the verification of real identity information, improve their technical measures for purposes of account information legal compliance, and support account name authenticity checks. When an internet user account is in violation of the provisions of this draft, the internet user account service platform shall suspend the service and inform the user to correct the issue within a limited time; and if the user refuses to correct it, the account shall be terminated. On September 20, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, effective on January 1, 2024. These measures provide that online games, live-streaming, online audio and video, social networking and other network service providers should set reasonable limitations on the amount minors at different ages can spend per transaction and per day in total in the use of their services, offer prominent and convenient features for guardians to manage time, permissions, and consumption to fulfill their supervisory duties, and should not provide paid services to minors incompatible with their civil capacity.

On June 12, 2024, the Cyberspace Administration of China, The Ministry of Public Security, the Ministry of Culture and Tourism, the State Administration of Radio and Television jointly issued the Provisions on the Governance of Cyberviolence Information, which took effect on August 1, 2024. The Provisions on the Governance of Cyberviolence Information require that network information service providers should establish functions and channels that facilitate minors and their guardians in exercising their rights to request the deletion of cyberviolence information. Upon receiving such notifications, they must promptly take necessary measures such as deletion, blocking, or disconnecting links to prevent the spread of the violence information.

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

Shenzhen Xunlei holds the Internet Publishing Services License for the publication of internet games, which has expired on September 17, 2022. We are in the process of renewing such license, and re-submitted the required documents to the competent authorities for review in October 2023. Furthermore, neither Shenzhen Xunlei nor its subsidiaries that operate online game has obtained an Internet Publishing Services License. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from competent authorities, including the discontinuance of our online game business.”

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

On March 7, 2025, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration of Radio and Television jointly issued the Measures for Labelling Artificial Intelligence Generated Contents with effect from September 1, 2025, which requires network information service providers to label AI-generated contents with explicit labels and implicit labels. Explicit labels should be added to AI-generated text, images, audio, video and virtual content that may cause confusion or misidentification of the public and implicit labels should be added to the file metadata of AI-generated contents. Service providers that offer online content dissemination services are required to verify AI-generated content and ensure that appropriate labels are affixed. If file’s metadata lacks AI labels but the content shows signs of AI generation, it must be flagged accordingly. Additionally, app distribution platforms must require service providers to disclose if they offer AI-generated content services and verify the related labelling materials. Users are required to declare AI-generated content and use the labelling functions provided by the service provider when publishing such content.

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

On March 22, 2024, the Cyberspace Administration of China enacted the Provisions on Facilitating and Regulating Cross-border Data Flows, or the Provisions, which became effective on the same date. The Provisions relax certain data export requirements by introducing modifications and exemptions to the three mechanisms for cross-border data transfer, namely (i) security assessment; (ii) standard contract for personal information outbound transfer; and (iii) personal information protection certification. Among these, a security assessment is required for (i) export of important data;(ii)export of personal information by a CIIO, unless any of the exempted circumstances apply; and (iii) export of sensitive personal information of 10,000 or more individuals or personal information of 1,000,000 or more individuals since 1st January of that year (for the purpose of calculating the amount thresholds, the personal information/sensitive personal information provided under any of the exempted circumstances shall be excluded). Either the standard contract or the certification can be adopted where a non-CIIO data operator cumulatively provides outside of mainland China the personal information (excluding sensitive personal information) of 100,000 or more individuals but fewer than 1,000,000 individuals since 1st January of that year or cumulatively provides outside of mainland China the sensitive personal information of fewer than 10,000 individuals since 1st January of that year. The Provisions outline several exemptions, such as (i) provision of data collected and generated in activities such as international trade, cross-border transportation, academic cooperation, cross-border production and marketing, which do not involve personal information or important data, (ii) provision of data collected and generated overseas after being processed within the China, provided that no important data and personal information are involved during the process; (iii) provision of data for contractual fulfilment by an individual, cross-border human resource management, or to protect the life, health, and property safety of natural persons in emergency situations; and (iv) a non-CIIO data operator cumulatively provides outside of mainland China the personal information (excluding sensitive personal information) of fewer than 100,000 individuals since 1st January of that year. In addition, data processors operating within the free trade experimental zones may enjoy further exemptions.

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

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from the State Administration for Market Regulation or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of laws or regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with laws and regulations. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet shall not impair the normal use of the network by users. The advertisements released in pop-up form on the web page of the Internet and other forms shall indicate the close flag in prominent manner and ensure one-key close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the event of serious violations, the State Administration for Market Regulation or its local branches may revoke violators’ licenses or permits for their advertising business operations.

On February 25, 2023, the State Administration for Market Regulation issued the Measures for the Administration of Internet Advertising, effective on May 1, 2023. These measures provide requirements for transparency, user rights protection and responsibilities for advertising agents, advertising publishers and platform operators, and also introduce requirements for various forms of online advertisements, including pop-up advertisements, open-screen advertisements, live-streaming advertisement, “soft text advertisements,” internet advertisements containing links, auction ranked advertisements, algorithm-recommended advertisements, internet live broadcast advertisements and covert advertisements. For instance, when promoting goods or services through soft text advertisements such as knowledge introduction, experience sharing and consumption evaluation with attached purchase methods like shopping links, the advertisement publisher must clearly indicate “advertisement” to distinguish it as such. These measures specifically require internet platform operators to take measures to prevent and stop illegal advertisements, which include recording and storing the real identity information of users who publish advertisements for at least three years, monitoring and investigating advertisement content, and employing measures to stop illegal advertisements. Platform operators must also establish effective complaint and reporting mechanisms, cooperate with competent governmental authorities in investigating illegal conduct, and use measures such as warnings or suspending or terminating services for users who publish illegal advertisements. Platform operators are prohibited from using technical means or other methods to obstruct competent governmental authorities’ advertisement monitoring. Violation of these requirements may result in administrative penalties including fines, confiscation of illegal incomes, suspension of business operations and revocation of business licenses, among others. The administrative penalty decisions made by competent governmental authorities will be publicly disclosed through the National Enterprise Credit Information Publicity System. We have outsourced our advertising business to Itui in 2020 and required Itui to set up an effective review mechanism for each advertisement it places on our websites and platform to ensure the content is truthful, accurate, and in full compliance with laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Advertisements displayed on our platform may subject us to penalties and other administrative actions.”

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the PRC Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. In addition, the PRC Cyber Security Law requires network operators must not collect personal information irrelevant to their services. The network operators are required to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the competent authorities in a timely manner. On March 28, 2025, the Cyberspace Administration of China released the draft of Cyber Security Law for public comments, which raises the maximum fine for network operators who fail to fulfill their cybersecurity duties, including failure to take measures to cease the transmission or remove information prohibited by appropriate laws or administrative regulations, keep record of relevant information or report to competent authorities, to RMB 10 million, and introduced new legal liabilities including the legal liability for selling or providing network critical equipment and network security specific products that have not been certified for security. As of the date of this annual report, the draft has not been formally adopted.

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

On November 15, 2018, the Cyberspace Administration of China and the Ministry of Public Security jointly promulgated the Provisions for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity, which deems microblogging, live - streaming, information sharing services as internet information having the capabilities of social mobilization or influencing public opinion. The service providers providing such services are required to conduct security assessments when they launch new online services, expand the functionality of their existing services, introduce new technologies or applications, experience a significant increase in user base, witness the spread of unlawful or harmful information, or any other circumstance identified by the cybersecurity authorities. These service providers are required to submit security assessment reports to the local cybersecurity authorities and public security bureau via the National Internet Security Management Service Platform.

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

On September 30, 2024, the State Council released the Administrative Measures for Network Data Security, which came into effect on January 1, 2025. The Administrative Measures for Network Data Security provide detailed operational guidelines for the implementation of the PRC Cybersecurity Law, Data Security Law, and Personal Information Protection Law. According to the Administrative Measures for Network Data Security, data processors must identify and report the type of important data involved in their business pursuant to relevant guidelines, and processors of important data must adopt specific measures to secure important data, such as designating the personnel and internal management department for network data security and conducting risk assessment and submitting annual risk assessment reports to relevant authorities. Failure to protect important data, including failure to identify and report the type of important data, can lead to administrative penalties, including fines, suspension of business operations, and revocation of business licenses. The Administrative Measures for Network Data Security also require that a network data processor processing the personal information of more than 10 million individuals shall comply with the provisions governing the important data processors. In terms of network platform governance, the Administrative Measures for Network Data Security imposes compliance obligations on network platform service providers, in particular, overseeing the network data security practice of third parties who provide products or services on the platform and bearing legal liabilities when such third parties’ network data processing activities violate applicable laws or the platform rules and causes damage to users. Large network platform operators, defined as those (i) with over 50 million registered users or more than 10 million monthly active users; (ii) having complex business models; and (iii) conducting network data processing activities that may significantly impact national security, economic operations and public welfare, should publish annual social responsibility report on personal information protection, and should not carry out unfair or deceptive practices such as collecting and processing user data through misleading, fraudulent, or coercive means, unjustified restrictions on user data access, and unreasonable differential treatment of users.

On February 14, 2025, the Cyberspace Administration of China promulgated the Personal Information Protection Compliance Audit Management Measures with effect from May 1, 2025, which requires personal information processors processing data of over 10 million individuals to conduct personal information protection compliance audits at least once every two years. In addition, personal information processors processing the personal information of over 1 million individuals shall designate a personal information protection officer in charge of the compliance audit. The personal information processors providing important internet platform services, having large number of users and complicated business type, shall establish an independent body mainly composed of external members to oversee the situation of personal information protection compliance audit.

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

Patent law

The National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The Patent Office under the China National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model and a fifteen-year term in the case of a design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use may constitute an infringement of the patent rights. As of December 31, 2024, we had 425 registered patents in the PRC and 150 patent applications were being examined by the Patent Office of the China National Intellectual Property Administration.

Trademark law

Registered trademarks are protected under the PRC Trademark Law, which was adopted in 1982 and amended in 1993, 2001, 2013 and 2019, and its implementation rules. The Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2024, we had 929 trademarks registered in different applicable trademark categories in China and three trademarks registered with World Intellectual Property Organization. We had applied for registration of 90 trademarks in China.

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

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment. Pursuant to this circular, restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises and restrictions on the use of funds in domestic asset realization accounts for foreign exchange settlement are canceled.

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

PRC regulation on initial coin offerings

On September 4, 2017, the People’s Bank of China, the Office of the Central Leading Group for Cyberspace Affairs, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the CSRC and the China Insurance Regulatory Commission jointly promulgated the Announcement on Prevention of Token Fundraising Risks to strengthen the administration of the initial coin offerings activities. Pursuant to this announcement, “fundraising through token offerings” is referred to as a type of fundraising activities where an issuer raises “virtual currencies” such as Bitcoin or Ether from investors through the illegal issuance and subsequent circulation of tokens. Pursuant to the announcement, token fundraising activity is essentially an illegal public fundraising activity without obtaining government approval. It is a suspected illegal offering of tokens, illegal offering of securities, illegal fundraising, financial fraud, or pyramid scheme, which are criminal offenses under the PRC law. This announcement prohibits fundraising activities through token issuance. In addition, the announcement also provides that token trading platform should not be engaged in (i) the exchange between any statutory currency with tokens and “virtual currencies,” (ii) the trading, either as a central counter - party or not, of the tokens or “virtual currencies,” and (iii) token or “virtual currency” pricing, information intermediary services or other services for tokens or “virtual currencies.”

On September 15, 2021, the People’s Bank of China, the Office of the Central Cyberspace Affairs Commission, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission and the State Administration of Foreign Exchange jointly promulgated the Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation to further strengthen the administration of the virtual currency trading. Pursuant to this circular, virtual currencies do not have the same legal status as legal currencies and it is strictly prohibited and banned that virtual currency-related business activities are illegal financial activities, including carrying out exchange services between legal currencies and virtual currencies or between virtual currencies, buying and selling virtual currencies as a central counter - party, providing information intermediary and pricing services for virtual currency transactions, token issuance financing, virtual currency derivative transactions and other virtual currency-related business activities are suspected of illegal sale of tokens, unauthorized public issuance of securities, illegal operation of futures business, illegal fundraising and other illegal financial activities. Pursuant to the Circular, if related illegal financial activities constitute a crime, criminal liability shall be investigated in accordance with the law.

On September 2, 2022, the Standing Committee of the National People’s Congress issued the Anti-Telecom and Online Fraud Law, pursuant to which entities or individuals shall not help others commit money laundering through virtual currency trading for carrying out telecom and online fraud activities.

We launched the LinkToken business in 2017 and disposed of such business to an independent third party in April 2019. In April 2020, we launched our own reward program, which allows users to contribute their idle bandwidth capacity in exchange for cash rewards. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Cloud Computing” for more information on LinkToken and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Regulatory uncertainties exist with respect to our historical LinkToken operations, which may have an adverse effect on our business and results of operations” for regulatory uncertainties and risks relating to our previous LinkToken operations.

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

PRC regulation on anti-money laundering

On October 31, 2006, the Standing Committee of the National People’s Congress issued the PRC Anti-Money Laundering Law, which was amended on November 8, 2024 and took effect from January 1, 2025. Pursuant to the PRC Anti-Money Laundering Law, specific non-financial institutions that are required by relevant regulations to perform the obligation of anti-money laundering shall, in accordance with law, among others adopt preventive and monitoring measures, establish and improve internal control systems for anti-money laundering, and fulfill anti-money laundering obligations such as customer due diligence, preservation of customer identity data and transaction records, reporting of large and suspicious transactions, and special preventive measures for anti-money laundering. The client ID data and transaction information, and investigation information of anti-money laundering acquired through performing the functions and duties of anti-money laundering according to law shall be kept confidential, and shall not be provided to any unit or individual unless otherwise prescribed by law. Any unit or individual that finds money laundering activities is entitled to report the same to the competent administrative authority of anti-money laundering or judicial organ, and the organs that accept the report shall keep confidential the reporter and the content reported.

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

Singapore regulation on online live - streaming

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

As an internet content provider, we are automatically class-licensed by the Infocomm Media Development Authority pursuant to the Broadcasting (Class License) Notification and are obliged to comply with the class license conditions and the Internet Code of Practice. Our compliance includes using our best efforts to ensure that prohibited material, namely, any material that is objectionable on the grounds of public interest, public morality, public security, national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singaporean laws (including, explicitly, the propagation, promotion or discussion of any political or religious issues relating to Singapore), is not broadcast via the internet to Singaporean end-users. We are also required to deny access to any prohibited material if directed to do so by the Infocomm Media Development Authority. In this regard, we have in place internal procedures to ensure that prohibited materials are not broadcasted to Singapore-end users, in full compliance with the class license conditions and the Internet Code of Practice. Such internal procedures include publishing a set of community guidelines that outlines our expectations for user behavior, implementing a complaints resolution process to promptly remove any prohibited materials, and utilizing a third-party content filtering system to prevent any prohibited materials from being broadcasted to Singapore end-users, however, there can be no assurance that such internal procedures would always be adequate. If we contravene the class license conditions or the Internet Code of Practice, we may face administrative sanctions such as the suspension or cancellation of our automatic class license, or fines imposed by the Infocomm Media Development Authority.

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

According to the Infocomm Media Development Advisory on the Regulation of Remote Games of Chance under the Gambling Control Act, remote games of chance that provide transferable in-game items such as prizes, and where such prizes are not money and cannot be converted within the game into money, money equivalent or anything else of value unrelated to the game are regulated under a class license regime as a Type 2 class license. Under the class license regime, any person who wishes to offer an remote games of chance under the Type 2 class license does not need to apply for a license from the Gambling Regulatory Authority and can continue to develop and publish games so long as they comply with the respective set of conditions set out in the Gambling Control (Remote Games of Chance – Class License) Order 2022, or the Gaming Control Order.

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

Xunlei Limited
(Cayman Islands)
100%
Xunlei Network Technologies
Limited (BVI)
100%
Funi. Pte. Ltd.
(Singapore)
100%
Fuconnect. Pte. Ltd.
(Singapore)
100%
Xunlei Network Technologies
Limited (HK)
Offshore
100%
Onshore
Giganology (Shenzhen)
Co., Ltd.
100%
Xunlei Computer (Shenzhen)
Co., Ltd.
Shenzhen Xunlei Networking
Technologies Co., Ltd.(1)
70%
Shenzhen Onething
Technologies Co., Ltd.(2)
70%
Xunlei Games Development
(Shenzhen) Co., Ltd.(3)
100%
Shenzhen Xunlei Wangwenhua
Co., Ltd.
100%
Shenzhen Qianhai Onething
Network Technologies Co., Ltd.
80%
Henan Tourism Information
Co., Ltd.(4)
100%
Jiangxi Node Technology
Services Co., Ltd.
Direct ownership
Contractual arrangements

Notes:

(1)	Shenzhen Xunlei is the variable interest entity. Mr. Sean Shenglong Zou, our co-founder, Mr. Hao Cheng, our co-founder, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests, respectively.
(2)	The remaining 30% of the equity interest is owned by certain plan participants or share incentive awards holding platforms under the employee share incentive plan.
(3)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.
(4)	The remaining 20% of the equity interest is owned by Service Center for Department of Culture and Tourism of Henan Province.

Contractual Arrangements with Shenzhen Xunlei

Agreements that enable us to direct the activities most significantly affect Shenzhen Xunlei’s economic performance

Business operation agreement

Pursuant to the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei’s shareholders must appoint the candidates nominated by Giganology Shenzhen to be the directors on its board of directors in accordance with applicable laws and the articles of association of Shenzhen Xunlei, and must cause the persons recommended by Giganology Shenzhen to be appointed as its general manager, chief financial officer and other senior executives. Shenzhen Xunlei and its shareholders also agree to accept and strictly follow the guidance provided by Giganology Shenzhen from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Shenzhen Xunlei and its shareholders agree that Shenzhen Xunlei will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including, but not limited to, the amendment of Shenzhen Xunlei’s articles of association, without the prior consent of Giganology Shenzhen and Xunlei Limited or their respective designees. This agreement will expire in 2026 and will be extended automatically for additional ten years unless terminated with Giganology Shenzhen’s written confirmation prior to the expiration date.

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

Agreements that transfer economic benefits to us

Exclusive technology support and services agreement

Pursuant to the exclusive technology support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology support and technology services related to all technologies needed for its business. Giganology Shenzhen exclusively owns any intellectual property rights resulting from the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. This agreement will expire in September 2025 and may be extended with Giganology Shenzhen’s written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Shenzhen Xunlei.

Exclusive technology consulting and training agreement

Pursuant to the exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology consulting and training services related to its business. Giganology Shenzhen exclusively owns any intellectual property rights resulting from the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. This agreement will expire in September 2025 and may be extended with Giganology Shenzhen’s written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Shenzhen Xunlei.

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

Agreements that provide us the option to purchase the equity interest in Shenzhen Xunlei

Equity interests disposal agreement

Pursuant to the equity interests disposal agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei’s shareholders irrevocably grant Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase all or part of their equity interests in Shenzhen Xunlei for RMB1.0 or the minimum amount of consideration permitted under PRC law. This agreement will expire in 2026 and will be extended automatically for additional ten years unless terminated with Giganology Shenzhen’s written confirmation prior to the expiration date.

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

D.           Property, Plant and Equipment

Our principal executive offices are located at 3709 Baishi Road, Nanshan District, Shenzhen, 518000, the People’s Republic of China, which comprises approximately 65,000 square meters of construction space. Other than our proprietary offices in Shenzhen, we also lease offices in several cities including Shenzhen, Beijing, Shanghai, Guangzhou and Wuhan. All offices have a total floor area of approximately 15,082 square meters. We completed the construction of our headquarters building and relocated our principal executive offices to the new headquarters building at the address mentioned above in December 2022, and obtained the ownership certificate of the new headquarters building in March 2024. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. Our leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed upon expiration. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

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

A.           Operating Results

Overview

We operate a powerful internet platform in China based on cloud technology to enable our users to quickly access, store, manage and consume digital media content on the internet. We have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration plug-ins on mobile phones to further enlarge our user base and offer our users a wider range of access points. In addition, we provide a portfolio of synergistic products and services across cloud acceleration, shared cloud computing, blockchain and digital entertainment to enrich the lives of our internet users.

We provide users with quick and easy access to digital media content on the internet through our core product and services, available to users for free and for a subscription fee, respectively. Our acceleration product and services include Xunlei Accelerator and our subscription services delivered through our products. Benefiting from the large user base accumulated by our core product, Xunlei Accelerator, we have further provided and developed various other internet value-added services to meet a fuller spectrum of our users’ digital media content access and consumption needs.

We generate revenues primarily through the following services:

●	Subscription services. We provide subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed 41.2% of our revenue in 2024. Subscription fees are duration-based and are primarily collected up-front from subscribers on a monthly, quarterly or annual basis.
●	Cloud computing services and products. We provide cloud computing services to our customers, such as internet content providers, through our cost-efficient CDN services by crowdsourcing idle bandwidth from our users. In addition to the sales of our cloud computing services, we sell hardware devices. Revenues from cloud computing services and products contributed 32.2 % of our revenue in 2024.
●	Live-streaming and other services. We historically offer various live-streaming products, including video live-streaming and audio live-streaming domestically and internationally. We have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets. Other services primarily include other value-added services such as online advertising, online games, technical services, and rental service. Revenues from live-streaming and other services accounted for 26.6% of our total revenue in 2024.

Our total revenues increased from US$342.6 million in 2022 to US$364.9 million in 2023, but then decreased to US$324.4 million in 2024. We had a net income attributable to Xunlei Limited of US$21.5 million in 2022, US$14.2 million in 2023, and US$1.2 million in 2024.

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

As our industry evolves rapidly and user preference for our services may change quickly, our revenues and results of operations significantly depend on our ability to continue enhancing and expanding our service offerings to meet evolving user preference and market demand, and to broaden our user base. We have a proven track record of developing our service offerings to successfully address the preferences of China’s internet users. To address deficiencies of digital media content transmission over the internet in China, we provide users with quick and easy access to digital media content on the internet through our core product and services, Xunlei Accelerator and our subscription services, available to users for free and for a subscription fee, respectively. We have also launched our cloud computing project to allocate idle uplink capacity to internet content providers and other internet users in need. We gather idle uplink capacity from internet users who have bought and connected our proprietary cloud computing hardware devices to their network router. Furthermore, we focus more on user behaviors and study users’ life cycles on our platforms, so that we can offer relevant services at the right time and encourage users to continue using our services.

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

Our results of operations depend on our ability to control our costs and operating expenses. We actively monitor and optimize our cost structure. Our costs and operating expenses are expected to increase in the future, for example, we expect an increase in marketing expense in a competitive environment and an increase in employee compensation to attract talents. We plan to continue to invest in research and development to maintain our technology leadership.

Description of certain statement of operations items

Revenues

We derive our revenues primarily from subscription services, cloud computing services and products, and live-streaming and other services, which consist primarily of live-streaming services, other value-added services such as online advertising services, online games, technical services, and rental service. With a view to better presenting our revenues, we reclassified our revenues for the purpose of analysis at the beginning of 2022 by re-grouping the previous four types of revenues, i.e., subscriptions, online advertising, product revenue, and cloud computing and other services, into three types of revenues, i.e., cloud computing, subscriptions, and live-streaming and other services. The following table sets forth the principal components of our total revenues by amounts and percentages of our revenues for the years presented.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Subscriptions	100,557	29.4	119,343	32.7	133,680	41.2
Cloud computing services and products	119,635	34.9	123,411	33.8	104,584	32.2
Live-streaming and other services(1)	122,372	35.7	122,157	33.5	86,141	26.6
Total	342,564	100.0	364,911	100.0	324,405	100.0

Note:

(1)	Previously reported as “live-streaming and other internet value-added services.” This represents revenues from various live-streaming products and other value-added services, such as online advertising, online games and technical services, and rental service.

Subscriptions. We generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a duration-based subscription fee. We offer two premium subscription packages with prices at RMB15 (US$2.1) per month or RMB149 (US$21.0) per year or RMB30 (US$4.2) per month or RMB288 (US$40.5) per year to cater to subscribers’ different demand for acceleration speed, cloud drive storage and user experience, which are becoming increasingly popular among our subscribers. Revenue from our subscription revenues increased from US$100.6 million in 2022 to US$119.3 million in 2023 and further increased to US$133.7 million in 2024. Our subscription revenue as a percentage of our revenues increased from 29.4% in 2022 to 32.7% in 2023 and further increased to 41.2% in 2024.

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

Cloud computing services and products. Revenues from cloud computing services and products increased from US$119.6 million in 2022 to US$123.4 million in 2023 and decreased to US$104.6 million in 2024. For cloud computing services, we recognize revenue when we provide bandwidth to our customers. Revenue from cloud computing services and products accounted for 34.9%, 33.8% and 32.2% of our total revenues in 2022, 2023, and 2024, respectively.

Live-streaming and other services. Revenues from live-streaming and other services slightly decreased from US$122.4 million in 2022 to US$122.2 million in 2023 and further decreased to US$86.1 million in 2024. Revenue from live-streaming and other services accounted for 35.7%, 33.5% and 26.6% of our total revenues in 2022, 2023, and 2024, respectively. We ceased the operations of our domestic audio live-streaming business in June 2023 and video live-streaming business in October 2024, and continue to offer audio live-streaming services in overseas markets.

Revenues from live-streaming and other services were generated primarily from our audio live-streaming services, other value-added services such as online advertising services, online games, technical services, and rental service. For audio live-streaming services, users purchase virtual gifts from us and send the gifts they purchase to broadcasters while enjoying broadcasters’ performance. Our online advertising revenues are mainly derived from the advertising revenue sharing agreement we entered into with Itui, our largest shareholder.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) revenue-sharing costs, (iii) depreciation of servers and other equipment, (iv) payment handling charges, (v) cost of inventories sold, and (vi) other costs. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Bandwidth costs	104,580	30.5	112,522	30.8	101,632	31.3
Revenue-sharing costs	78,636	23.0	67,302	18.4	26,797	8.3
Depreciation of servers and other equipment	1,363	0.4	740	0.2	801	0.3
Payment handling charges	6,500	1.9	8,494	2.3	12,741	3.9
Cost of inventories sold	2,228	0.7	5,911	1.7	4,162	1.3
Other costs	6,747	1.9	5,680	1.6	9,434	2.9
Total	200,054	58.4	200,649	55.0	155,567	48.0

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

Revenue-sharing costs. Revenue-sharing costs mainly represent the fees we pay to broadcasters and talent agencies for our live-streaming business. We ceased the operations of our domestic video live-streaming business in October 2024, due to strategic business transformation.

Cost of inventories sold. Cost of inventories sold mainly consists of the cost associated with the sale of hardware devices in connection with our cloud computing services.

Depreciation of servers and other equipment. Depreciation expenses for servers and other equipment that are directly related to our business operations and technical support are included in our cost of revenues. We expect our depreciation expenses as a percentage of revenues to decrease.

Payment handling charges. Payment handling charges are the fees we pay to payment channels for subscription services, online games and other paid services. Users can make payments for such services through third-party online, and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers used to make subscription payments through mobile phones. However, as mobile carriers generally charge higher handling fees than other channels, we have modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling charges as a percentage of revenues to increase as we cooperated with more third-party payment service providers to collect our live - streaming service fees.

Other costs. Other costs mainly include technical service costs, content review costs and depreciation charges of our leased assets.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) credit loss (write-back)/expenses, net. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Research and development expenses	67,680	19.8	74,201	20.3	71,572	22.1
Sales and marketing expenses	24,841	7.3	43,509	11.9	44,842	13.8
General and administrative expenses	39,701	11.6	46,875	12.8	45,827	14.1
Credit loss (write-back)/expenses, net	(844)	(0.3)	100	0.0	288	0.1
Total	131,378	38.4	164,685	45.0	162,529	50.1

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Expenditures incurred during the research phase are expensed as incurred. Expenditures incurred for the development of the acceleration products prior to the establishment of technological feasibility are expensed when incurred. We expect our research and development expenses to increase in the future as we need to recruit and retain talents to develop new products and improve existing products, particularly our cloud computing technology, our acceleration products, and certain new initiatives.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the future as we expect to invest in brand enhancement efforts and the promotion of our products and services, particularly as we plan to increase our efforts in promoting our Mobile Xunlei, live-streaming products and other mobile products.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits (including share-based compensation expenses), depreciation of property and equipment, professional service fees and other administrative expenses. We expect our general and administrative expenses to increase in the future as we expect our business to continue to grow and as a result of general inflation.

Credit loss(write-back)/expenses, net. Credit loss (write-back)/expenses, net, primarily consist of credit losses allowances for accounts receivable, due from related parties and other receivables. The credit loss expenses in 2024 mainly represents accrual of credit loss allowance for certain receivables based on our assessment.

Impairment of goodwill

An impairment of goodwill was identified and recorded in the fourth quarter of 2024 mainly as the financial performance of our cloud computing business declined significantly in late 2024, which was assessed to be a sustained trend that has been reflected in the estimated future results from this business in our annual impairment test performed as of December 31, 2024.

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

China

Pursuant to the PRC Enterprise Income Tax Law, effective on January 1, 2008 and last revised in December 2018, a 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In addition, the PRC Enterprise Income Tax Law and its implementation rules permit qualified “high and new technology enterprises” (“HNTE”) to enjoy a reduced enterprise income tax rate of 15%.

In January 2016, PRC government authorities further issued qualification criteria, application procedures and assessment processes for the qualification of HNTE. Each of Shenzhen Xunlei, Shenzhen Onething, Xunlei Computer and Shenzhen Wangwenhua possessed such HNTE certificate for the year ended December 31, 2024. As a result, these four entities are qualified to enjoy a preferential tax rate of 15% for the year ended December 31, 2024. The HNTE certificates possessed by Shenzhen Xunlei and Shenzhen Wangwenhua were renewed and are effective until October 2026. The HNTE certificates possessed by Shenzhen Onething and Xunlei Computer were renewed in December 2024 and are effective until December 2027.

Our other major subsidiaries or VIE’s subsidiaries in the PRC have been granted preferential tax treatment under China’s Small and Low-Profit Enterprise tax incentive program, and the remaining are subject to the statutory corporate income tax rate of 25%. According to the PRC Enterprise Income Tax Law and its implementation rules, foreign enterprises which have no commercial presence in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to a 10% PRC withholding tax (a further reduced withholding tax rate may be available according to the applicable double tax treaty or arrangement). The 10% withholding tax is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2023 and 2024, the directors of the companies decided to reinvest the retained earnings permanently in China and therefore no such withholding tax is required.

In addition, the PRC Enterprise Income Tax Law treats enterprises established outside the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. If a company is considered as a PRC resident enterprise for tax purposes, it would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income after January 1, 2008. As of December 31, 2024, our company had not accrued for PRC tax on such basis. Our company will continue to monitor its tax status.

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

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Total revenue, net of rebates and discounts	342,564	100.0	364,911	100.0	324,405	100.0
Business taxes and surcharge	(1,067)	(0.3)	(1,189)	(0.3)	(1,265)	(0.4)
Total net revenues	341,497	99.7	363,722	99.7	323,140	99.6
Cost of revenues	(200,054)	(58.4)	(200,649)	(55.0)	(155,567)	(48.0)
Gross profit	141,443	41.3	163,073	44.7	167,573	51.7
Research and development expenses	(67,680)	(19.8)	(74,201)	(20.3)	(71,572)	(22.1)
Sales and marketing expenses	(24,841)	(7.3)	(43,509)	(11.9)	(44,842)	(13.8)
General and administrative expenses	(39,701)	(11.6)	(46,875)	(12.8)	(45,827)	(14.1)
Credit loss write-back/(expenses), net	844	0.3	(100)	(0.0)	(288)	(0.1)
Impairment of goodwill	—	—	—	—	(20,748)	(6.4)
Total operating expenses	(131,378)	(38.4)	(164,685)	(45.0)	(183,277)	(56.5)
Operating income/(loss)	10,065	2.9	(1,612)	(0.3)	(15,704)	(4.8)
Interest income	1,898	0.6	4,619	1.3	4,892	1.5
Interest expense	(93)	—	(1,514)	(0.4)	(728)	(0.2)
Other income, net	13,545	4.0	16,904	4.6	9,183	2.8
Income before income tax	25,415	7.4	18,397	5.2	(2,357)	(0.7)
Income tax (expenses)/benefits	(4,068)	(1.2)	(4,131)	(1.1)	3,020	0.9
Net income for the year	21,347	6.2	14,266	4.1	663	0.2
Less: Net (loss)/income attributable to the non-controlling interest	(116)	(0.1)	41	—	(552)	(0.2)
Net income attributable to Xunlei Limited	21,463	6.3	14,225	4.1	1,215	0.4

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenues. Our total revenues decreased by 11.1% from US$364.9 million in 2023 to US$324.4 million in 2024, primarily due to the decreased revenues from our cloud computing and live-streaming businesses.

•

Revenue from subscription services increased by 12.0% from US$119.3 million in 2023 to US$133.7 million in 2024, primarily due to the growing number of total subscribers, which increased from 5.99 million as of December 31, 2023, to 6.38 million as of December 31, 2024.

•

Revenue from cloud computing services and products decreased by 15.3% from US$123.4 million in 2023 to US$104.6 million in 2024, primarily due to the reduced sales of our cloud computing service and hardware devices.

•

Revenues from live-streaming and other services decreased by 29.5% from US$122.2 million in 2023 to US$86.1 million in 2024, primarily due to the downsizing of our domestic audio live-streaming operations since June 2023.

Cost of revenues. Our cost of revenues decreased by 22.5% from US$200.6 million in 2023 to US$155.6 million in 2024, primarily attributable to the decreased demand for our cloud computing services and reduced revenue-sharing costs resulting from the downsizing of our domestic audio live-streaming business.

Bandwidth costs. Our bandwidth costs decreased by 9.7% from US$112.5 million in 2023 to US$101.6 million in 2024, primarily due to the enhanced utilization efficiency and the decrease demand for our cloud computing services, which was consistent with the decrease in cloud computing revenues.

Revenue-sharing costs. Our revenue-sharing costs from live-streaming business decreased by 60.2% from US$67.3 million in 2023 to US$26.8 million in 2024, primarily due to the downsizing of our domestic audio live-streaming business, which lead to the decline in live-stream revenues as well as revenue-sharing costs.

Depreciation of servers and other equipment. Depreciation of servers and other equipment increased by 8.2% from US$0.7 million in 2023 to US$0.8 million in 2024, primarily due to the additions in servers and equipment.

Payment handling charges. Our payment handling charges increased by 50.0% from US$8.5 million in 2023 to US$12.7 million in 2024, primarily because of increased demand for third-party payment service to collect fees from subscription and overseas live-streaming services, as well as increased portion of overseas live-streaming which have higher payment handling charges.

Cost of inventories sold. Our cost of inventories sold decreased by 29.6% from US$5.9 million in 2023 to US$4.2 million in 2024, primarily due to reduced sales of cloud computing hardware devices.

Other costs. These costs increased by 66.1% from US$5.7 million in 2023 to US$9.4 million in 2024, primarily due to the increased depreciation charges of our leased assets.

Gross profit. As a result of the above, our gross profit increased by 2.8% from US$163.1 million in 2023 to US$167.6 million in 2024.

Gross profit margin increased from 44.7% in 2023 to 51.7% in 2024, primarily due to the impact from the downsizing of our domestic live-streaming business, which has a lower gross profit margin, and an increased portion of subscription revenues to total revenues, which has a higher gross profit margin.

Operating expenses. Our operating expenses increased by 11.3% from US$164.7 million in 2023 to US$162.5 million in 2024, primarily due to impairment of goodwill.

Research and development expenses. Our research and development expenses decreased by 3.5% from US$74.2 million in 2023 to US$71.6 million in 2024, primarily due to the decreased labor costs and share-based compensation as compared with the previous year.

Sales and marketing expenses. Our sales and marketing expenses increased by 3.1% from US$43.5 million in 2023 to US$44.8 million in 2024, primarily due to the expansion of our marketing campaign and related expenses incurred for our subscription and live-streaming businesses and increased labor costs.

General and administrative expenses. Our general and administrative expenses decreased by 2.2% from US$46.9 million in 2023 to US$45.8 million in 2024, primarily due to the decrease in share-based compensation expenses during the year, partially offset by the increase in labor costs as compared with the previous year.

Credit loss (write-back)/expenses. We recorded a debit amount of US$0.3 million in 2024, compared to a debit amount of US$0.1 million in 2023. The change was primarily due to an increase in the allowance for receivables based on our assessment as of December 31, 2024.

Impairment of goodwill expenses. An impairment of goodwill of US$20.7 million was identified and recorded in the fourth quarter of 2024 mainly as the financial performance of our cloud computing business declined significantly in late 2024, which was assessed to be a sustained trend that has been reflected in the estimated future results from this business in our annual impairment test performed as of December 31, 2024.

Interest income. Our interest income increased by 5.9% from US$4.6 million in 2023 to US$4.9 million in 2024, primarily due to the increased interest income from time deposits with original maturities of three months or less.

Interest expense. Our interest expense decreased from US$1.5 million in 2023 to US$0.7 million in 2024, primarily due to the replacement of certain bank borrowings with lower interest rate during this year in 2024.

Other income, net. Our other income, net decreased by 45.7% from US$16.9 million in 2023 to US$9.2 million in 2024, primarily due to less income from reversal of long aged payables with low payment probability and the decrease in exchange gains and subsidy income received during the year.

Income tax (expenses)/benefits. We had income tax benefits of US$3.0 million in 2024, compared with an income tax expenses of approximately US$4.1 million in 2023. The tax benefit in 2024 was primarily attributable to the tax benefit from investment loss in a subsidiary under liquidation. The benefit was partially offset by income tax expenses incurred by other entities within our group.

Net income. As a result of the above, there was a net income of US$0.7 million in 2024, as compared with a net income of US$14.3 million in 2023. The change was primarily due to the increase in operating loss, partially offset by the decrease in income tax expense during the year.

Net income attributable to Xunlei Limited. As a result of the above, we generated a net income attributable to Xunlei Limited of US$1.2 million in 2024 and a net income attributable to Xunlei Limited of US$14.2 million in 2023.

Year ended December 31, 2023 compared with year ended December 31, 2022.

Revenues. Our total revenues increased by 6.5% from US$342.6 million in 2022 to US$364.9 million in 2023, primarily due to increased revenues from our subscription and cloud computing businesses.

●	Revenue from cloud computing services and products increased by 3.2% from US$119.6 million in 2022 to US$123.4 million in 2023, primarily due to increased sale of our cloud computing hardware devices.
●	Revenue from subscription services increased by 18.7% from US$100.6 million in 2022 to US$119.3 million in 2023, primarily due to the increased number of subscribers from 4.99 million as of December 31, 2022 to 5.99 million as of December 31, 2023.
●	Revenues from live - streaming and other services decreased by 0.2% from US$122.4 million in 2022 to US$122.2 million in 2023, primarily due to the downsize of our domestic audio live - streaming operations since June 2023.

Cost of revenues. Our cost of revenues increased by 0.3% from US$200.1 million in 2022 to US$200.6 million in 2023, primarily attributable to the increases in bandwidth cost, cost of inventories sold and payment handling cost, partially offset by the decrease in cost of live-streaming services or revenue-sharing costs of the live-streaming.

Bandwidth costs. Our bandwidth costs increased by 7.6% from US$104.6 million in 2022 to US$112.5 million in 2023, primarily due to increased demand for our subscription and cloud computing services, which was consistent with the increase in subscription and cloud computing revenues.

Revenue-sharing costs. Our revenue-sharing costs of the live-streaming decreased by 14.4% from US$78.6 million in 2022 to US$67.3 million in 2023, primarily due to enhanced profitability of our live-streaming business during 2023.

Depreciation of servers and other equipment. Depreciation of servers and other equipment decreased by 45.7% from US$1.4 million in 2022 to US$0.7 million in 2023, primarily due to the decrease in the number of servers and equipment in 2023.

Payment handling charges. Our payment handling charges increased by 30.7% from US$6.5 million in 2022 to US$8.5 million in 2023, primarily due to the increased demand for third-party payment service to collect fees for rendering subscription and live-streaming services.

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

Sales and marketing expenses. Our sales and marketing expenses increased by 75.2% from US$24.8 million in 2022 to US$43.5 million in 2023, primarily driven by the increase in marketing expenses for our subscription services and live - streaming business.

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

B.           Liquidity and Capital Resources

We have financed our operations primarily by using our existing internal cash reserves and borrowing bank loans. As of December 31, 2024, we had US$287.5 million in cash and cash equivalents and short-term investments, and we also had US$29.2 million outstanding bank loans.

We have incurred accounts receivable from the sales of cloud computing services and advertising revenue sharing with Itui. Thus, the financials of our customers purchasing cloud computing services from us including Itui may affect our collection of accounts receivable. Any inability of customers of our cloud computing services, especially those that accounted for a significant percentage of our accounts receivable in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprises in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, the variable interest entity and its subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, variable interest entity and its subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2024, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$173.8 million.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands of US$)
Net cash generated from operating activities	51,109	25,716	30,976
Net cash generated from/(used in) investing activities	11,758	(23,898)	(21,913)
Net cash generated from/(used in) financing activities	6,641	(13,524)	(925)
Net increase/(decrease) in cash, cash equivalents and restricted cash	69,508	(11,706)	8,138
Cash, cash equivalents and restricted cash at the beginning of year	127,436	184,808	170,802
Effect of exchange rates on cash, cash equivalents, and restricted cash	(12,136)	(2,300)	(1,393)
Cash, cash equivalents and restricted cash at end of year	184,808	170,802	177,547

As of December 31, 2024, we had cash, cash equivalents and restricted cash of US$177.5 million in total, including RMB586.7 million (US$81.6 million) and US$34.1 million located within the PRC, of which RMB302.9 million (US$42.1 million) and US$0.6 million was held by Shenzhen Xunlei and its subsidiaries. We also had cash or cash equivalents of RMB0.3 million (US$39.2 thousand), US$55.4 million, HKD7.3 million (US$0.9 million), SGD7.3 million (US$5.4 million) and INR$71.3 million (US$4.5 thousand) located outside of the PRC as of December 31, 2024.

Operating activities

Net cash generated from operating activities amounted to US$31.0 million in 2024, as compared to a net income of US$0.7 million. The difference between net cash generated from operating activities and net income was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of one-time impairment of goodwill of US$20.7 million, the share-based compensation expenses of US$2.5 million, and depreciation of property and equipment of US$4.7 million. The net change in working capital was primarily due to (i) an increase in accounts receivable of US$2.0 million, which was in line with the increased revenues from joint-subscription service, (ii) an increase in accrued liabilities and other payables of US$5.4 million, which was mainly due the increase in payables for advertisements and tax levies; (iii) an increase in contract liabilities of US$3.6 million, which was in line with the increase in our subscription revenues, (iv) an increase in income tax payable of US$3.1 million, which was mainly due to the increase in taxable profit, and (v) an increase in deferred tax assets of US$10.1 million, which was primarily attributable to the tax benefit from investment loss in a subsidiary under liquidation.

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

Investing activities

Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, purchases of intangibles assets, acquisition of long-term investments, payments to purchase and payments received upon maturity of short-term investments such as treasury products and amounts payable for constructions of Xunlei headquarters building.

Net cash used in investing activities was US$21.9 million in 2024, primarily attributable to maturities of short-term investments of US$470.2 million, while partially offset by our purchase of short-term investments of US$479.5 million and purchase of property and plant of US$8.0 million.

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

Financing activities

Net cash used in financing activities was US$0.9 million in 2024, which was attributable to the repurchase of shares of US$7.7 million and repayment of bank borrowings of US$26.6 million, while offset by the proceeds from bank borrowings of US$33.4 million.

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

Capital expenditures

Our capital expenditures primarily consist of purchasing servers or other equipment for our business operations and payment for construction of our headquarters office building. We made capital expenditures of US$15.0 million in 2022, US$4.0 million in 2023 and US$8.0 million in 2024. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

Our contractual obligations mainly include bandwidth lease obligations and capital obligations. The following table sets forth our contractual obligations as of December 31, 2024.

		Less than			Over 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of US$)
Bandwidth lease obligations	275	275	—	—	—
Capital obligations	—	—	—	—	—
Total	275	275	—	—	—

As of December 31, 2024, we had unconditional purchase obligations for bandwidth that had not been recognized in the amount of US$0.3 million.

Long term debt obligations

Our long term debt obligations primarily consist of bank borrowings and estimated interest payments. The interest rate of our long term loan is calculated based on the loan prime rate minus 45 or 10 basis points. The bank borrowings will be due according to the following schedule:

		Less than
	Total	1 year	1-3 years
Bank borrowings obligations	27,823	696	27,127
Estimated interest payment obligations	2,132	801	1,331
Total	29,955	1,497	28,458

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

C.           Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2024, we had a team of 523 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our accounts receivable consists primarily of receivables from cloud computing customers, third-party payment channels and advertising customers. To estimate expected credit losses, we have identified the relevant risk characteristics of our customers and the related receivables and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools and assessed on a pool basis. The credit loss assessment for each pool was mainly based on past collection experience, consideration of current and future economic conditions and changes in our collection trends. Other key factors that influence the expected credit loss analysis include credit rating, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered.

Valuation allowance of deferred tax assets

We make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, as well as (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not. To assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. This process is inherently subjective since it requires our assessment of the probability of future outcomes. We evaluate these uncertain tax positions on a quarterly basis, including consideration of changes in facts and circumstances, such as new regulations or recent judicial opinions, as well as the status of audit activities by taxing authorities. Changes in these estimates and assumptions could materially affect the tax position measurement and financial statement recognition. See Note 22 to the consolidated financial statements for information regarding taxation.

Impairment of goodwill

Under U.S. GAAP, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Application of a goodwill impairment test requires significant management judgment. Our goodwill was attributable to our company as a whole. The impairment test for goodwill determines the fair value of our company, and compares it to the carrying value of the related net assets, including goodwill.

For the estimated fair value of the company, we use a discounted cash flow (“DCF”) model derived from the long-term cash flow projections, which involves judgements and assumptions relating to revenues forecasts, operating margins, the discount rate, the terminal growth rate. A reconciliation to market capitalization based on the public trading price of our equity securities was also performed by us to analyze the reasonableness of the DCF-based fair value estimate.

No goodwill impairment losses were recognized for the years ended December 31, 2022 and 2023, respectively. A goodwill impairment of US$20.7 million was made for the year ended December 31, 2024. See Notes 2 (k) and 13 to the consolidated financial statements for information regarding goodwill.

Impairment of long-lived assets

Our long-lived assets include property, plant and equipment, definite lived intangible assets and operating lease assets. We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Events that trigger a test for recoverability include material adverse changes in projected revenues or expenses, present cash flow losses combined with a history of cash flow losses and a forecast that demonstrates significant continuing and significant negative expectation of economic growth. When a triggering event occurs, a test for recoverability is performed. We assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows we expect to receive from the use of the assets and their eventual disposition at the lowest level of identifiable cash flows. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value.

Inherent in the undiscounted future cash flows are assumptions and estimates derived from a review of business plan forecasts, expected growth rates, and market economy. Changes in assumptions or estimates can materially affect the fair value measurement.

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Li	50	Chairman and Chief Executive Officer
Yubo Zhang	49	Director and President
Peng Shi	38	Director
Hui Duan	45	Director
Xiaosong Li	43	Director
Jenny Wenjie Wu	51	Independent Director
He Huang	48	Independent Director
Naijiang (Eric) Zhou	62	Chief Financial Officer

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

Mr. Peng Shi has been serving as a director of our company since April 2020. Mr. Shi has also been serving as the president of product at Beijing Itui Technology Co., Ltd since March 2018. Prior to join Beijing Itui, Mr. Shi served as the general manager at Qutoutiao Inc. Beijing branch from January 2018 to March 2018, the product director of Toutiao.com, a Chinese news and information content platform operated by Beijing Bytedance Technology Co., Ltd, from 2016 to 2017, the product vice president of Quanmin.tv, a live-streaming platform operated by Shanghai Maimiao Information Technology Co., Ltd. from 2015 to 2016, the senior product officer of UCWeb Inc from May 2014 to June 2015, a senior product manager at Baidu, Inc. from April 2013 to May 2014, and a product manager at Qihoo 360 Technology Co., Ltd. from March 2010 to April 2013. Mr. Shi received his bachelor’s degree in software engineering from Beihai College of Beihang University in China in 2011.

Mr. Hui Duan had served as a director of our company from April 2020 to September 2023 and was reelected to our board in September 2024. Mr. Duan currently serves as the chief technology officer of Beijing Itui Technology Co., Ltd. Prior to that, Mr. Duan founded his own company that provided SaaS tools and services from October 2015 to 2017. From April 2008 to April 2015, Mr. Duan served in various management positions at Xunlei including vice president and the chief executive officer of a major subsidiary of Xunlei. Mr. Duan received his EMBA degree from China Europe International Business School in 2015 and his bachelor’s degree in computer science from Peking University in 2001.

Mr. Xiaosong Li had served as a director of our company since September 2024. Mr. Li has been serving as the vice president of AGI Business at Xunlei since December 2023. From March 2018 to November 2023, he held the position of technology partner at Beijing Itui Technology Co., Ltd., where he was responsible for leading research and development in the field of artificial intelligence. From March 2008 to March 2018, he gained valuable experience working at Baidu Search Ads (Phoenix Nest), where he progressively advanced his career and ultimately served as the chief architect. He obtained a bachelor’s degree in software engineering from Northwestern Polytechnical University in 2005 and a master’s degree in computer system architecture from Chinese Academy of Sciences in 2008.

Ms. Jenny Wenjie Wu has been serving as our independent director since June 2014 and is currently an independent non-executive director of Kingsoft Corporation Limited (3888.HK) and an independent non-executive Director of Dida Inc. (Stock Code: 02559). Ms. Wu served as an independent non-executive Director of Aquila Acquisition Corporation (Stock Code: 07836) from February 2024 to March 2025 and an independent Director of BlueCity Holdings Ltd. from July 2020 to August 2022. Ms. Wu served as the chief investment officer of New Hope Group from November 2018 to February 2020. Prior to joining New Hope Group, Ms. Wu was a founding and managing partner of Baidu Capital from November 2016 to November 2018. Ms. Wu successively served as the deputy chief financial officer, the chief financial officer, and the chief strategy officer at Trip.com Group Limited (Nasdaq: TCOM) from December 2011 to November 2016. Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in China Merchants Holdings (International) Company Limited (0144.HK), a company listed on the Hong Kong Stock Exchange, for three years. Ms. Wu has a Ph.D. degree in Finance from the University of Hong Kong, a master’s degree in Finance from the Hong Kong University of Science and Technology, and both a master’s degree and a bachelor’s degree in Economics from Nankai University, China. Ms. Wu has been a Chartered Financial Analyst (CFA) since 2004.

Mr. He Huang had served as a director of our company since November 2024. Mr. Huang founded and has served as the chief executive officer of Beijing Duwo Technology Co., Ltd., an online education company operated under the brand name of Ipalfish, since 2015. He received a bachelor’s degree in computer science and a master’s degree in the same field from Beijing University of Technology in 2000 and 2003, respectively.

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

B.           Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$2.1 million in cash to our executive officers, and we paid approximately US$0.2 million in cash compensation to our non-executive directors. In addition, we paid approximately US$0.3 million in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan and restricted share grants outside the share incentive plan, see “—Share Incentive Plan.”

Share Incentive Plans

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

On March 13, 2023, our board of directors amended and restated the 2020 Plan to expand the award pool of 31,000,000 common shares to 46,561,200 common shares, which consist of (i) 25,228,430 common shares underlying the 5,045,686 ADSs repurchased pursuant to our repurchase programs, (ii) 10,150,313 common shares reserved for issuance, which were previously reserved but not granted under our Terminated Plans, (iii) 10,889,429 common shares, which were previously reserved but not granted under our Terminated Plans, held by Leading Advice Holding Limited, a share incentive awards holding platform, and (iv) 293,028 common shares reserved for issuance under the 2020 Plan.

On April 26, 2024, our board of directors further amended and restated its amended and restated the 2020 Plan to expand the award pool of 46,561,200 common shares to 61,525,345 shares. The 14,964,145 common shares added to the 2020 Plan were from the 2,992,829 ADS we repurchased under the share repurchase program adopted in March 2023.

As of March 31, 2025, 1,967,486 restricted share units were granted and outstanding under the 2020 Plan. The following paragraphs summarize the terms of the 2020 Plan.

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

The following table summarizes the awards granted to our executive officers and directors under the 2020 plan as of March 31, 2025.

	Number of restricted	Exercise price
Name	share units awarded (1)	(US$/share)	Date of grant	Date of expiration
Jinbo Li	6,693,040	—	May 25, 2021	—
Yubo Zhang	6,693,040	—	May 25, 2021	—
	9,725,750	—	March 13, 2023
Naijiang (Eric) Zhou	*	—	March 1, 2018	—
Jenny Wenjie Wu	*	—	June 23, 2014	—
	*	—	April 13, 2018	—
	*	—	April 29, 2021	—
Peng Shi	*	—	August 1, 2021	—
Xiaosong Li	*	—	January 1, 2024	—
(1)	The number in this column does not include the common shares issued to the grantee upon vesting of restricted shares.
*	Less than one percent of our total outstanding share capital.

As of March 31, 2025, our employees other than directors and executive officers as a group held 3,741,920 outstanding restricted shares and restricted share units that remain unvested. These restricted shares and restricted share units were granted on various dates between March 2023 and January 2024.

In addition, on April 26, 2024, our board of directors adopted a share incentive plan for Shenzhen Onething (the “Shenzhen Onething 2024 Plan”) in order to provide incentives for employees contributing to our cloud computing business. In December 2024, 30% of equity interest of Shenzhen Onething was transferred to certain plan participants or share incentive awards holding platforms at a nominal price to facilitate the grant of restricted share units under the Shenzhen Onething 2024 Plan. Certain directors and executive officers of the Company, including Mr. Jinbo Li, Mr. Yubo Zhang, Mr. Xiaosong Li, and certain management of the Company have been granted restricted share units under the Shenzhen Onething 2024 Plan. Specifically, on December 31, 2024, each of Mr. Jinbo Li, Mr. Yubo Zhang and Mr. Xiaosong Li has been granted restricted share units, equal to 4.0%, 4.0%, 1.1% of the total equity interest of Shenzhen Onething, respectively. These restricted share units are subject to the vesting schedule set forth in the respective award agreement.

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

Audit committee

Our audit committee consists of Ms. Jenny Wenjie Wu and Mr. He Huang, and is chaired by Ms. Jenny Wenjie Wu. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. He Huang satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation committee

Our compensation committee consists of Ms. Jenny Wenjie Wu, Mr. He Huang and Mr. Jinbo Li, and is chaired by Mr. Jinbo Li. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. He Huang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Ms. Jenny Wenjie Wu, Mr. He Huang and Mr. Yubo Zhang, and is chaired by Mr. Yubo Zhang. Our board of directors has determined that each of Ms. Jenny Wenjie Wu and Mr. He Huang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.           Employees

As of December 31, 2022, 2023 and 2024, we had 1,097, 1,215 and 1,216 employees, respectively. The following table sets forth the number of our employees by function as of December 31, 2024:

Function	Number
Research and development	819
Sales and marketing	228
General administration	169
Total	1,216

As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations.

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

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2025 held by:

●	each of our current directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 311,860,331 total outstanding common shares as of March 31, 2025, excluding (i) 52,252,180 common shares that are reserved for bulk issuance upon the exercise or vesting of awards granted under our share incentive plan, or repurchased by our company but not yet canceled, and (ii) 10,889,429 common shares, consisting of 274,057 ADSs (representing 1,370,285 common shares) and 9,519,144 common shares held by Leading Advice Holding Limited, a share incentive awards holding platform).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%†
Directors and executive officers**:
Jinbo Li(1)	139,711,519	44.8%
Yubo Zhang(2)	13,264,540	4.3%
Peng Shi	*	*
Jenny Wenjie Wu	*	*
Hui Duan	—	—
Xiaosong Li	—	—
He Huang	—	—
Naijiang (Eric) Zhou	*	*
All directors and executive officers as group	154,269,039	49.5%
Principal shareholders:
Itui International Inc.(3)	133,018,479	42.7%
Sean Shenglong Zou(4)	22,931,611	7.4%

Notes:

*	Less than 1% of our total outstanding common shares.
**

The business addresses of Mr. Jinbo Li, Mr. Yubo Zhang, Mr. Naijiang (Eric) Zhou, Mr. Peng Shi, Ms. Jenny Wenjie Wu, Mr. Hui Duan and Mr. Xiaosong Li are 3709 Baishi Road, Nanshan District, Shenzhen, 518000, the People’s Republic of China. The business address of Mr. He Huang is Room 601, Jianxiang Building, 8 Qijiahuozi, Chaoyang District, Beijing, 100029, the People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2025, by the sum of (i) the total number of outstanding common shares as of March 31, 2025, and (ii) the number of common shares underlying share options, restricted shares, restricted share units and warrants held by such person or group that are exercisable within 60 days of March 31, 2025.

(1)	Mr. Jinbo Li, through his holding vehicle, owns 14.4% of the total outstanding shares (equal to 45.7% of the total voting power of all outstanding shares) of Itui International Inc., which in turn owns 101,820,239 common shares and 6,239,648 ADSs of our company. In addition, 6,693,040 common shares are beneficially owned by Mr. Li. By virtue of his controlling interest in Itui International Inc. and the common shares directly held by him in our company, Mr. Jinbo Li is deemed to beneficial own 139,711,519 common shares of our company.
(2)	Represents 13,264,540 common shares in the form of 2,652,908 ADSs directly held by Mr. Yubo Zhang.

(3)	Represents 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc., a limited liability company incorporated under the laws of the Cayman Islands. Mr. Jinbo Li, our chairman and chief executive officer, through his holding vehicle, owns 14.4% of the total outstanding shares (equal to 45.7% of the total voting power of all outstanding shares) of Itui International Inc. Best Ventures Limited, formerly known as Xiaomi Ventures Limited, owns 16.3% of the total outstanding shares of Itui International Inc. and has a veto right in determining how the voting power of Itui International Inc. should be exercised when Itui International Inc. votes as a shareholder of our company on certain matters in relation to our company. As a result, Mr. Jinbo Li and Best Ventures Limited are deemed to be beneficial owners of, and share voting and dispositive power over, 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc. Best Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange (Stock Code: 1810). The business address of Best Ventures Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Itui International Inc. is Room 407, 4/F, Taixing Building, 11 Huayuan East Road, Haidian District, Beijing, the People’s Republic of China.
(4)	Represents (i) 2,186,322 ADSs and one common share directly held by Vantage Point Global Limited, a British Virgin Islands company, and (ii) 2,400,000 ADSs directly held by Eagle Spirit LLC, a Delaware limited liability company. Vantage Point Global Limited is wholly owned by Choice & Chance Limited, which is wholly owned by Mr. Zou with Mr. Zou as a director. Mr. Zou indirectly holds all voting and investment powers of Vantage Point Global Limited and its assets. Eagle Spirit LLC is wholly owned by a United States irrevocable trust with Mr. Zou as the settlor and Mr. Zou is the sole director of Eagle Spirit LLC. Mr. Zou indirectly holds the voting power and investment power of all of the common shares held by Eagle Spirit LLC.

To our knowledge, as of March 31, 2025, 263,662,524 of our outstanding common shares were held by two record holders in the United States including 263,662,520 common shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of our common shares held by JPMorgan Chase Bank, N.A. include 1,370,285 common shares representing 274,057 ADSs held for purposes of our share incentive plan and 52,252,180 common shares (i) reserved for bulk issuance of ADSs for future issuance upon the exercise or vesting of awards granted under our share incentive plan, and (ii) repurchased by our company but not yet canceled. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.           Related Party Transactions

Contractual arrangements with Shenzhen Xunlei and its shareholders

Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we conduct our primarily operations in China principally through a series of contractual arrangements with the variable interest entity and its shareholders in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Employment agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment agreements.”

Share incentive plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share incentive plans.”

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

For the years ended December 31, 2022, 2023 and 2024, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was US$4.0 million, US$12.4 million and US$12.2 million, respectively.

Transactions with Xiaomi

In December 2013, we entered into a Cooperation Framework Agreement with Millet Communication Technology Co., Ltd., or Millet Communication, a company controlled by one of our indirect shareholders, Best Ventures Limited (formerly known as Xiaomi Ventures Limited). Parties would enter into separate agreements to carry our detailed cooperation.

Xunlei Accelerator Mobile Pre-installed Services Agreement. In 2014, we entered into a Xunlei Accelerator Mobile Pre-installed Services Agreement, or the Pre-installed Services Agreement, with Beijing Xiaomi Mobile Software Co., Ltd., or Beijing Xiaomi, a company controlled by one of our indirect shareholders, Best Ventures Limited. Through such cooperation, Xiaomi phones would be pre-installed with our mobile acceleration applications and Xiaomi phone users would have access to our acceleration services. We provided such pre-installed service at no charge which was consistent with our pre-installed agreements with other unrelated parties. The Pre-installed Services Agreement had a term of one year, which is renewed on a yearly basis. Parties renewed such agreement in 2015 and 2016. In 2017, we entered into a supplemental agreement of the Pre-installed Services Agreement, or the Supplemental Agreement, with another Xiaomi group company, Guangzhou Millet Information Service Co., Ltd., or Guangzhou Millet. Pursuant to the Supplemental Agreement, Guangzhou Millet replaced Beijing Xiaomi under the Pre-installed Services Agreement. Parties further agreed in the Supplemental Agreement that Guangzhou Millet will share with us a portion of the revenue generated from the advertising services offered by Guangzhou Millet through Xunlei Accelerator that we pre-installed in Xiaomi’s mobile phones as compensation for technology solution services we provided to Guangzhou Millet. The Supplemental Agreement had a term of two years from mid-June 2017 to mid-June 2019 and was automatically extended for another two years from mid-June 2019 to mid-June 2021. In 2021, we renewed the supplemental agreement of the pre-installed services agreement, with another Xiaomi group company, Shenzhen Xiaomi Information Service Co. Ltd., or Shenzhen Xiaomi. Pursuant to the renewed supplemental agreement, Shenzhen Xiaomi replaced Guangzhou Millet under the pre-installed agreement. The renewed supplemental agreement has a term of two years from mid-June 2021 to mid-June 2023 and was automatically extended for another two years from mid-June 2023 to mid-June 2025. In 2024, we recognized a revenue of US$0.7 million from Shenzhen Xiaomi. As of December 31, 2024, the amount of outstanding revenue from Shenzhen Xiaomi was US$0.6 million.

Cloud Computing Service Agreement. We entered into an agreement with Millet Technology Co., Ltd., or Millet Technology, in April 2019 and renewed every year to provide cloud computing services at market prices based on the actual usage. Millet Technology is a company controlled by one of our indirect shareholders, Best Ventures Limited. In 2024, our total cloud computing service revenue was US$6.0 million from Millet Technology. As of December 31, 2024, the amount of outstanding cloud computing service revenue was US$1.5 million from Millet Technology.

Transactions with Itui International Inc.

Advertising Services Agreement. In May 2020, we entered into a user traffic monetization agreement with Itui Online, a company controlled by Itui, our largest shareholder. Pursuant to the agreement, Itui Online will be responsible for operating our advertising services and share a portion of revenue generated from placing advertisements on our PC websites and mobile platform. The agreement has a term of one year and is renewable on a yearly basis. In 2024, we recognized a net revenue of US$9.0 million from placing advertisements on our PC websites and mobile platform from Itui Online. As of December 31, 2024, the amount of outstanding advertising services revenue from Itui was US$9.3 million.

Cloud Computing Service Agreement. We entered into an agreement with Beijing Itui Technology Co., Ltd. (“Beijing Itui”), a company controlled by Itui, our largest shareholder, in July 2019 to provide cloud computing services at market prices. The agreement is renewed every year and the price may be adjusted semi-annually. In 2024, we generated cloud computing services revenue of US$0.2 million from Beijing Itui. As of December 31, 2024, the amount of outstanding cloud computing service revenue from Beijing Itui was US$0.2 million.

Term Loan Agreement. In September 2021, we approved to provide a term loan in the amount of US$20.0 million to CHIZZ (HK) LIMITED, a company controlled by Itui, our largest shareholder. The loan has a term of two years and the interest of the loan is 3% per annum. In September 2023, the loan was extended for another two years and the interest of the loan is 5.1% per annum. Our audit committee had also approved the transaction. As of December 31, 2024, the term loan remained unpaid.

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

Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the shares transferred are free of any lien in favor of us; and
●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our board of directors to issue additional shares from time to time as our board of directors determines, without approval of the existing shareholders, to the extent out of available authorized but unissued ordinary shares, provided however that:

–	if such issued shares account for 3% or less of the total issued shares upon the completion of the issuance of shares, such issuance may only be approved by a simple majority of the entire board of directors (which shall include one non-independent director);
–	if such issued shares account for more than 3% and not exceeding 5% of the total issued shares upon the completion of the issuance of shares, such issuance may only be approved by at least two-thirds of the entire board of directors (which shall include one non-independent director);
–	if such issued shares account for more than 5% and not exceeding 10% of the total issued shares upon the completion of the issuance of shares, such issuance may only be approved by a unanimous resolution of the entire board of directors; and
–	if such issued shares account for more than 10% of the total issued shares upon the completion of the issuance of shares, such issuance may only be approved by (i) a unanimous resolution of the entire board of directors, and (ii) an ordinary resolution of the shareholders of the company.

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

United States Federal Income Tax Considerations

The following discussion is a summary of the United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, any minimum tax considerations, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of the ADSs or common shares. The following summary does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for any minimum tax;
●	holders who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities or arrangements;

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

Passive Foreign Investment Company Considerations

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entity, but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements.

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

A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on Nasdaq Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the Nasdaq Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2025. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC income tax treaty, or the Treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or common shares.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or common shares under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or common shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to the U.S. Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2025. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

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

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADS program, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.xunlei.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents and short-term investments of RMB1,103.3 million, HKD-denominated cash and cash equivalents of HKD7.3 million, USD-denominated cash, cash equivalents and short-term investments of US$127.7 million, SGD-denominated cash and cash equivalents of SGD7.3 million and INR-denominated cash and cash equivalents of INR71.3 million. We also had RMB-denominated restricted cash of RMB1.6 million. Assuming we had converted RMB1,104.9 million into U.S. dollars at the exchange rate of RMB7.1884 for US$1.00 on December 31, 2024 released by the State Administration of Foreign Exchange of the PRC, our U.S. dollar cash balance would have had a US$153.7 million increase. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have had a US$139.7 million increases instead. Assuming we had converted US$127.7 million into Renminbi at the exchange rate of RMB7.1884 for US$1.00 on December 31, 2024 released by the State Administration of Foreign Exchange of the PRC, our Renminbi cash balance would have had a RMB917.8 million increase. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have had a RMB1,009.5 million increase instead.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Further, our interest-bearing bank loan is in Renminbi with a flexible interest rate. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Item 12.   Description of Securities Other than Equity Securities

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

We appointed JPMorgan Chase Bank, N.A. as the successor depositary for our ADS program, effective from December 31, 2024, replacing The Bank of New York Mellon.

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to US$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, canceled or surrendered, or upon which a share distribution or elective distribution is made or offered (as the case may be);

●	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of up to US$0.05 per ADS held for the direct or indirect distribution of securities or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, the company and/or any third party (which fee may be assessed against holders as of a record date set by the depositary),
●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	stock transfer or other taxes and other governmental charges;
●	a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”) and any applicable delivery expenses (which are payable by such persons or holders);
●	transfer or registration expenses for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities);
●	in connection with the conversion of foreign currency into U.S. dollars, by the depositary shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. In addition, the depositary has agreed to waive the issuance fees for ADSs issued (i) in connection with our follow-on equity offerings, (ii) to our founders and senior management, and (iii) in connection with our employee incentive plans. In 2024, we did not receive any reimbursement from JPMorgan Chase Bank, N.A. In 2024, reimbursement from The Bank of New York Mellon, the previous depositary of our ADS program, was US$0.2 million (after withholding tax).

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-1 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.      [Reserved]

Item 16A.   Audit Committee Financial Expert

Our board of directors has determined that Ms. Jenny Wenjie Wu, our independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

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

Our chairman and chief executive officer, Mr. Jinbo Li, currently also serves as the chairman and chief executive officer of Itui International Inc., our shareholder holding approximately 42.7% of our outstanding share capital as of March 31, 2024. Mr. Jinbo Li is the founder and a shareholder of Itui International Inc. Section III of our code of business conduct and ethics provides that no employee shall serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of our company. Employees must obtain prior approval from the board of directors before accepting any such board or committee position. Our company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate. Section III also provides that no employee may have any financial interest (ownership or otherwise) in any other business or entity if such interest requires the employee to devote time to it during such employee’s working hours at our company. On April 11, 2020, our board of directors granted Mr. Jinbo Li a waiver from compliance with the above provisions of our code of business conduct and ethics so that Mr. Jinbo Li is able to simultaneously serve as the chairman and the chief executive officer at both our company and Itui International Inc.

Item 16C.   Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2023		2024
Audit fees(1)	US$	992,628	US$	742,690
Audit-related fees(2)		—	US$	2,813
All other fees(3)		—		—

Notes:

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.
(2)	“Audit-related fees” represents the aggregate fees incurred in each of the fiscal years listed as a result of our principal auditors’ issuance of consent letter related to our registration of securities on Form S-8.
(3)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in “audit fees” and “audit-related fees” above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor as described above.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 6, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our shares through June 2024. The table below is a summary of the shares repurchased by us in 2024 under this share repurchase program, all of which were repurchased in the open market.

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of the Publicly	Be Purchased
Period	ADSs Purchased	Per ADS	Announced Plan	Under the Plan
January 2, 2024 - January 31, 2024	324,008	1.55	2,361,729	15.91 million
February 1, 2024 - February 29, 2024	189,604	1.51	2,551,333	15.63 million
March 1, 2024 - March 28, 2024	233,173	1.53	2,784,506	15.27 million
April 1, 2024 - April 30, 2024	271,310	1.54	3,055,816	14.85 million
May 1, 2024 - May 31, 2024	278,679	1.76	3,334,495	14.36 million
June 3, 2024 - June 4, 2024	44,000	1.83	3,378,495	14.28 million
Total	1,340,774	1.69	3,378,495	14.28 million

On June 4, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our shares until June 2025. The table below is a summary of the shares repurchased by us in 2024 under this share repurchase program, all of which were repurchased in the open market.

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of the Publicly	Be Purchased
Period	ADSs Purchased	Per ADS	Announced Plan	Under the Plan
June 5, 2024 - June 28, 2024	261,188	1.82	261,188	19.52 million
July 1, 2024 - July 31, 2024	242,105	1.74	503,293	19.10 million
August 1, 2024 - August 30, 2024	198,496	1.64	701,789	18.78 million
September 3, 2024 - September 30, 2024	147,424	1.66	849,213	18.53 million
October 1, 2024 - October 31, 2024	773,305	2.06	1,622,518	16.94 million
November 1, 2024 - November 29, 2024	490,782	2.01	2,113,300	15.95 million
December 2, 2024 - December 31, 2024	717,705	2.10	2,831,005	14.44 million
Total	2,831,005	1.96	2,831,005	14.44 million

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

Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The practices of our home country, the Cayman Islands, do not require us to hold annual shareholders meetings every year. We have elected to adopt this practice and did not hold an annual meeting of shareholders for fiscal year 2024. We have not decided whether or not to hold annual shareholders meetings in the future.

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

Nasdaq Stock Market Rule 5635(c) requires that a Nasdaq-listed company seek shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants. The practices of our home country, the Cayman Islands, do not require that our shareholder approve the establishment or material amendment to a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants. We have elected to adopt this practice and have adopted the Second Amended and Restated 2020 Share Incentive Plan without seeking the approval of our shareholders.

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

Item 16I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.   Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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
2.2

Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-196221), filed with the SEC on June 12, 2014)

2.3

Amended and restated deposit agreement among the Registrant, the depositary and holders of American depositary receipts, dated December 31, 2024 (incorporated by reference to Exhibit 99(a) of the registration statement on Form F-6 (file no. 333-283769), filed with the SEC on December 12, 2024).

2.4*	Description of securities
4.1	Second Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form S-8 (file no. 001-281272) filed with the SEC on August 6, 2024)
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
4.14

English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.15

English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.16

English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.17

English translation of the Facility Agreement dated September 9, 2021 between CHIZZ (HK) LIMITED and Xunlei Network Technologies Limited (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.18

English translation of the Supplementary Agreement to Proprietary Technology License Agreement dated March 1, 2022 between Giganology (Shenzhen) Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd. (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.19

English translation of Power of Attorney between Giganology Shenzhen and Shenglong Zou, dated May 11, 2021 (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.20

English translation of Power of Attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2021 (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.21

English translation of Power of Attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2021 (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.22

English translation of Power of Attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2021 (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.23

English translation of Power of Attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2021 (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.24

English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated January 1, 2025 (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.25

Supplemental Facility Agreement dated September 14, 2023 between CHIZZ (HK) LIMITED and Xunlei Network Technologies Limited (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 23, 2024)

4.26

English translation of the Certificate of Credit Line dated January 9, 2024 between Bank of Ningbo Co., Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd. (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 23, 2024)

4.27

English translation of the Credit Line Agreement dated February 2, 2024 between Shanghai Pudong Development Bank Co., Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd. (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 23, 2024)

4.28*

English translation of the merger agreement dated January 26, 2025 among by and among Shenzhen Suqu Network Technology Co., Ltd., Shanghai Kuanghui Network Technology Co., Ltd., and the shareholders of Shanghai Kuanghui Network Technology Co., Ltd.

4.29*	English translation of the credit line agreement dated May 29, 2024 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., Shenzhen Branch
4.30*	English translation of the credit agreement dated July 9, 2024 between Shenzhen Xunlei Network Technology Co., Ltd. and China Merchants Bank Shenzhen Branch
4.31*

English translation of the Technology Development and Software License Framework Agreement dated January 1, 2025 between Xunlei Computer (Shenzhen) Co., Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd.

Exhibit Number	Description of Document
8.1*	List of principal subsidiaries, the VIE and subsidiaries of the VIE of the Registrant
11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Kewei Law Firm
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 23, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant here by certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Jinbo Li
	Name:	Jinbo Li
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 24, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Xunlei Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Xunlei Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill impairment assessment

As described in Notes 2(k) and 13 to the consolidated financial statements, the Company recognized a goodwill impairment charge of US$20.7 million during the year ended December 31, 2024. The impairment was recorded as the estimated fair value of the Company was lower than the carrying value of the related net assets, including goodwill. Significant judgement was required by management to estimate the fair value of the Company using a discounted cash flow (“DCF”) model. The DCF model is derived from long-term cash flow projections prepared by management which include significant judgments and assumptions relating to revenue forecast, operating margins, the discount rate and the terminal growth rate. A reconciliation to market capitalization based on the public trading price of the Company’s equity securities was performed to analyze the reasonableness of the DCF-based fair value estimate.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the estimated fair value of the Company; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue forecast, operating margins, the discount rate, the terminal growth rate, and the market reconciliation; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the DCF model; (iii) testing the completeness, accuracy, and relevance of underlying data used in the model; (iv) evaluating the reasonableness of significant assumptions used by management, related to revenue forecast, operating margins, the discount rate, and the terminal growth rate; and (v) evaluating management’s reconciliation of the DCF-based fair value estimate to the Company’s market capitalization. Evaluating management’s significant assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) historical performance; (ii) the consistency with relevant market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company’s DCF model and reasonableness of certain significant assumptions, including the discount rate and the terminal growth rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 24, 2025

We have served as the Company’s auditor since 2014.

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“USD”),		As of	As of
except for number of shares and per share data)	Note	December 31, 2023	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	4	170,802	177,329
Short-term investments	5	101,078	110,209
Accounts receivable, net (Allowance for current expected credit losses of USD1,022 and USD1,258 as of December 31, 2023 and 2024, respectively)	6	31,210	32,662
Inventories	7	2,219	1,255
Due from related parties (Allowance for current expected credit losses of USD388 and USD691 as of December 31, 2023 and 2024, respectively)	24	12,644	31,519
Prepayments and other current assets (Allowance for current expected credit losses of USD6,186 and USD6,223 as of December 31, 2023 and 2024, respectively)	8	9,423	10,058
Total current assets		327,376	363,032

Non-current assets:
Long-term investments	9	32,134	30,599
Deferred tax assets	22	478	10,528
Property and equipment, net	10	60,028	55,430
Operating lease assets	11	575	450
Intangible assets, net	12	5,697	8,310
Goodwill	2(k), 13	20,826	—
Due from a related party (Allowance for current expected credit losses of USD381 and nil as of December 31, 2023 and 2024, respectively)	24	19,619	—
Long-term prepayments and other assets	8	1,953	5,334
Restricted cash	2(e)	—	218
Total assets		468,686	473,901

Liabilities

Current liabilities (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of USD203,936 and USD185,762 as of December 31, 2023 and 2024, respectively)

Accounts payable		24,430	22,964
Due to related parties	24	—	17
Contract liabilities, current portion	14	36,375	39,936
Income tax payable		6,391	9,386
Accrued liabilities and other payables	15	53,708	52,093
Short-term borrowings and current portion of long-term borrowings	16	6,906	2,087
Lease liabilities	11	276	253
Total current liabilities.		128,086	126,736

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars		As of	As of
(“USD”), except for number of shares and per share data)	Note	December 31, 2023	December 31, 2024
Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of USD86,029 and USD97,997 as of December 31, 2023 and 2024, respectively)
Contract liabilities	14	846	458
Deferred tax liabilities	22	513	1,154
Long-term borrowings	16	15,539	27,127
Other long-term payables	15	—	480
Lease liabilities	11	229	161
Total liabilities		145,213	156,116
Commitments and contingencies	26
Equity
Common shares (375,001,940 shares issued and 323,525,556 shares outstanding as of December 31, 2023; 375,001,940 shares issued and 307,351,196 shares outstanding as of December 31, 2024)	17	81	77
Treasury shares (51,476,384 shares and 67,650,744 shares as of December 31, 2023 and 2024, respectively)		12	16
Additional paid-in-capital		482,484	477,244
Statutory reserves		8,142	8,718
Accumulated other comprehensive loss		(18,913)	(21,694)
Accumulated deficits		(146,944)	(146,305)
Total Xunlei Limited’s shareholders’ equity		324,862	318,056
Non-controlling interests		(1,389)	(271)
Total liabilities and shareholders’ equity		468,686	473,901

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts expressed in thousands of USD,		Years ended December 31,
except for number of shares and per share data)	Note	2022	2023	2024
Net revenues
Total revenues, net of rebates and discounts (including transactions with related parties of USD15,991, USD17,270 and USD15,963 for the years ended December 31, 2022, 2023 and 2024, respectively)	2(p), 2(x)	342,564	364,911	324,405
Taxes and surcharges		(1,067)	(1,189)	(1,265)
Net revenues		341,497	363,722	323,140
Costs of revenues (including transactions with related parties of USD87, USD39 and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	20	(200,054)	(200,649)	(155,567)
Gross profit		141,443	163,073	167,573
Operating expenses
Research and development expenses		(67,680)	(74,201)	(71,572)
Sales and marketing expenses		(24,841)	(43,509)	(44,842)
General and administrative expenses		(39,701)	(46,875)	(45,827)
Impairment of goodwill		—	—	(20,748)
Credit loss write-back/(expenses), net		844	(100)	(288)
Total operating expenses		(131,378)	(164,685)	(183,277)
Operating income/(loss)		10,065	(1,612)	(15,704)
Interest income		1,898	4,619	4,892
Interest expense		(93)	(1,514)	(728)
Other income, net	21	13,545	16,904	9,183
Income/(loss) before income taxes		25,415	18,397	(2,357)
Income tax (expenses)/benefits	22	(4,068)	(4,131)	3,020
Net income for the year		21,347	14,266	663
Less: net (loss)/income attributable to the non-controlling interests		(116)	41	(552)
Net income attributable to Xunlei Limited		21,463	14,225	1,215

Net income for the year		21,347	14,266	663
Other comprehensive loss: Currency translation adjustments, net of tax		(16,427)	(4,203)	(2,749)
Comprehensive income/(loss)		4,920	10,063	(2,086)
Less: comprehensive income/(loss) attributable to non-controlling interests		408	83	(520)
Comprehensive income/(loss) attributable to Xunlei Limited		4,512	9,980	(1,566)

Income per share for common shares
Basic	23	0.0639	0.0436	0.0038
Diluted	23	0.0638	0.0435	0.0038

Weighted average number of common shares used in calculating
Basic	23	336,040,378	326,390,687	318,758,374
Diluted	23	336,235,501	326,849,502	319,146,281

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Changes in Shareholders’ Equity

									Total
							Accumulated		Xunlei
					Additional		other		Limited’s	Non-
(Amounts expressed in thousands of USD, except for	Common shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	shareholders’	controlling	Total
number of shares and per share data)	Shares	Amount	Shares	Amount	capital	reserves	income/(loss)	deficits	equity	interest	equity
Balance at January 1, 2022	337,257,946	84	31,619,259	8	476,057	6,155	1,988	(180,645)	303,647	(1,880)	301,767

Issuance of common shares for vesting of restricted shares	—	—	6,124,735	1	(1)	—	—	—	—	—	—
Repurchase of common shares	(22,049,870)	(5)	22,049,870	5	(6,747)	—	—	—	(6,747)	—	(6,747)
Share-based compensation	—	—	—	—	8,184	—	—	—	8,184	—	8,184
Restricted shares vested	9,839,660	2	(9,839,660)	(2)	—	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	—	881	—	(881)	—	—	—
Disposal of subsidiaries	—	—	—	—	2	—	—	—	2	358	360
Capital injection in a subsidiary from noncontrolling interest shareholders	—	—	—	—	—	—	—	—	—	(63)	(63)
Net income	—	—	—	—	—	—	—	21,463	21,463	(116)	21,347
Currency translation adjustments	—	—	—	—	—	—	(16,656)	—	(16,656)	229	(16,427)
Balance at December 31, 2022	325,047,736	81	49,954,204	12	477,495	7,036	(14,668)	(160,063)	309,893	(1,472)	308,421

Repurchase of common shares	(13,037,345)	(3)	13,037,345	3	(4,687)	—	—	—	(4,687)	—	(4,687)
Share-based compensation	—	—	—	—	9,676	—	—	—	9,676	—	9,676
Restricted shares vested	11,515,165	3	(11,515,165)	(3)	—	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	—	1,106	—	(1,106)	—	—	—
Net income	—	—	—	—	—	—	—	14,225	14,225	41	14,266
Currency translation adjustments	—	—	—	—	—	—	(4,245)	—	(4,245)	42	(4,203)
Balance at December 31, 2023	323,525,556	81	51,476,384	12	482,484	8,142	(18,913)	(146,944)	324,862	(1,389)	323,473

Repurchase of common shares	(20,858,895)	(5)	20,858,895	5	(7,693)	—	—	—	(7,693)	—	(7,693)
Share-based compensation	—	—	—	—	2,453	—	—	—	2,453	—	2,453
Restricted shares vested	4,684,535	1	(4,684,535)	(1)	—	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	—	576	—	(576)	—	—	—
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	1,638	1,638
Net income	—	—	—	—	—	—	—	1,215	1,215	(552)	663
Currency translation adjustments	—	—	—	—	—	—	(2,781)	—	(2,781)	32	(2,749)
Balance at December 31, 2024	307,351,196	77	67,650,744	16	477,244	8,718	(21,694)	(146,305)	318,056	(271)	317,785

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Cash Flows

(Amounts expressed in thousands of USD except for	Years ended December 31,
number of shares and per share data)	2022	2023	2024
Cash flows from operating activities
Net income for the year	21,347	14,266	663
Adjustments to reconcile net income to net cash generated from operating activities
— Depreciation of property and equipment	2,666	4,427	4,686
— Amortization of intangible assets	1,086	1,101	1,808
— Amortization of operating lease assets	56	551	434
— Credit loss (write-back)/expenses	(844)	100	288
— Losses/(gains) on disposal of property and equipment	2	1	(82)
— Gains on modification of operating lease	—	(33)	—
— Share - based compensation expenses	8,184	9,676	2,453
— Net unrealized investment income from short-term investments	(367)	(1,390)	(1,078)
— Impairment of property and equipment	—	1,146	—
— Impairment of inventories	15	—	25
— Impairment of goodwill	—	—	20,748
— Impairment on long-term investments	590	—	1,407
— Net unrealized gains on long-term investments	(437)	—	—
— Investment income on disposal of long-term investments	—	(24)	(861)
— Interest expense accrued on long-term payables	93	93	93
— Deferred income taxes	(382)	(428)	(10,068)
— Deferred government grants	(162)	—	—
Changes in operating assets and liabilities:
— Accounts receivable	(5,979)	(1,997)	(2,037)
— Prepayments and other assets	4,111	(408)	290
— Due from/to related parties	1,099	(1,665)	734
— Accounts payable	1,064	(598)	(1,519)
— Inventories	851	(1,804)	925
— Contract liabilities	5,739	(1,954)	3,575
— Income tax payable	3,434	904	3,080
— Accrued liabilities and other payables	8,621	3,134	5,437
— Lease liabilities	322	618	(25)
Net cash generated from operating activities	51,109	25,716	30,976

Cash flows from investing activities
Purchase of short-term investments	(517,411)	(378,162)	(479,453)
Maturity of short-term investments	545,073	360,735	470,245
Purchase of property and equipment (including construction in progress)	(14,969)	(3,992)	(8,026)
Purchase of intangible assets	(8)	(499)	(322)
Payments for long-term investments	(1,000)	(1,418)	(3,103)
Cash paid for a business combination, net of cash acquired	—	—	(2,125)
Proceeds from disposal of property and equipment	6	15	114
Proceeds from disposal of long-term investments	—	22	2,300
Repayment/(payment) of loans to employees	67	(599)	(978)
Loan to third parties	—	—	(565)
Net cash generated from/(used in) investing activities	11,758	(23,898)	(21,913)

Cash flows from financing activities
Repurchase of common shares	(6,747)	(4,687)	(7,693)
Proceeds from bank borrowings	16,656	4,254	33,387
Repayment of bank borrowings	(3,344)	(13,091)	(26,619)
Capital injection from a non-controlling interest shareholder	76	—	—
Net cash generated from/(used in) financing activities	6,641	(13,524)	(925)

Net increase/(decrease) in cash, cash equivalents and restricted cash	69,508	(11,706)	8,138
Effect of exchange rates on cash and cash equivalents, and restricted cash	(12,136)	(2,300)	(1,393)
Cash and cash equivalents at beginning of the year	123,358	177,154	170,802
Restricted cash at beginning of the year	4,078	7,654	—
Cash, cash equivalents and restricted cash at beginning of the year	127,436	184,808	170,802
Cash and cash equivalents at end of the year	177,154	170,802	177,329
Restricted cash at end of year	7,654	—	218
Cash, cash equivalents and restricted cash at end of the year	184,808	170,802	177,547

Supplemental disclosure of cash flow information
Income tax paid	1,178	2,532	4,200
Interest paid	—	1,376	578
Non-cash investing and financing activities
— Purchase of property and equipment in form of other payables	593	148	32
— Addition of operating lease assets and lease liabilities, net of impact from lease modification	555	275	324

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

These consolidated financial statements include the financial statements of the Company, its subsidiaries, the variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”). As of December 31, 2024, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

				% of direct
				or indirect
	Place of	Period of		economic
Name of entities	incorporation	incorporation	Relationship	ownership	Principal activities
Shenzhen Xunlei Networking Technologies Co., Ltd. (“Shenzhen Xunlei”)	People’s Republic of China (“PRC”)	January 2003	VIE	100%	Development of software, provision of online advertising and membership subscription

Giganology (Shenzhen) Co., Ltd. (“Giganology Shenzhen”)	PRC	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies

Xunlei Computer (Shenzhen) Co., Ltd. (“Xunlei Computer”)	PRC	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services

Shenzhen Onething Technologies Co., Ltd. (“Shenzhen Onething”)	PRC	September 2013	VIE’s subsidiary	70 (note b)%	Development of cloud computing technology and provision of related services
Jiangxi Node Technology Service Co., Ltd. (“Jiangxi Node”)	PRC	July 2020	VIE’s subsidiary	100%	Development of cloud computing technology and provision of related services

FUNI. PTE. LTD.	Singapore	April 2021	Subsidiary	100%	Operation of live streaming platforms

FUCONNECT. PTE. LTD.	Singapore	February 2022	Subsidiary	100%	Operation of live streaming platforms

Notes:

(a)	The English names of the PRC companies represent management’s translation of the Chinese names of these companies as they have not adopted formal English names.
(b)	The remaining 30% of the equity interest is owned by certain plan participants or share incentive awards holding platforms under the employee share incentive plan, see note 19 for details.

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

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

Through the various agreements enacted among the Company, Giganology Shenzhen, a wholly owned subsidiary of the Company, Shenzhen Xunlei and legal registered shareholders of Shenzhen Xunlei, the Company as the primary beneficiary received all of the economic benefits and residual interest and absorbed all of the risks and expected losses from Shenzhen Xunlei. Details of these agreements are as follows:

—Loan Agreements between Giganology Shenzhen and the shareholders of Shenzhen Xunlei: Giganology Shenzhen provided interest-free loans of RMB9 million to the legal shareholders of Shenzhen Xunlei for them to make contributions as registered capital into Shenzhen Xunlei. The terms of these agreements last for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until each legal shareholder of Shenzhen Xunlei has repaid the loans in its entirety in accordance with the loan agreement. The legal shareholders would not be allowed to transfer their interests in Shenzhen Xunlei without prior consent of Giganology Shenzhen. According to the loan agreements, the loans can only be repaid in the form of common shares of Shenzhen Xunlei. At any time during the term of the loan agreements, Giganology Shenzhen may, at their sole discretion, requires any of the legal shareholders of Shenzhen Xunlei to repay all or any portion of their outstanding loan under the agreement.

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

—Business Operation Agreements between Giganology Shenzhen and Shenzhen Xunlei: Under these agreements, Giganology Shenzhen has the rights to direct the operating activities of Shenzhen Xunlei, including the appointment of senior management. The legal shareholders of Shenzhen Xunlei also transferred all their shareholders’ rights to Giganology Shenzhen. The term of this agreement may be extended with Giganology Shenzhen’s confirmation prior to the expiration date. The agreement became expired in November 2016 and has been extended to November 2026.

—Equity Pledge Agreement between Giganology Shenzhen and the legal shareholders of Shenzhen Xunlei: Under this agreement, the legal shareholders of Shenzhen Xunlei pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen. If Shenzhen Xunlei and/or its legal shareholders breach their contractual obligations under this agreement, Giganology Shenzhen, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

—Power of Attorney: Each legal shareholder of Shenzhen Xunlei appointed Giganology Shenzhen as its attorney-in-fact to exercise their shareholders’ rights in Shenzhen Xunlei, including shareholders’ voting rights. Each power of attorney will remain in force for 10 years starting from May 2011 unless the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the legal shareholders of Shenzhen Xunlei is terminated in advance. This period may be extended at Giganology Shenzhen’s discretion. The agreement became expired in May 2021 and has been extended to May 2031.

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei: Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after tax operating profit of Shenzhen Xunlei.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

For the Exclusive Technology Support and Services Agreement and the Exclusive Technology Consulting and Training Agreement, the term of these agreements will expire in September 2025 and may be extended with Giganology Shenzhen’s written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Shenzhen Xunlei.

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

—Intellectual Properties Purchase Option Agreement between Giganology Shenzhen and Shenzhen Xunlei: Giganology Shenzhen has an option to acquire Shenzhen Xunlei’s intellectual properties at the lowest price permissible by the then-applicable PRC laws and regulation. The term of this contract became expired in March 2022 and had been automatically extended for an additional 10 years at Giganology Shenzhen’s discretion to March 2032.

—Call Option Agreement: Giganology Shenzhen has an option to acquire all of the outstanding shares of Shenzhen Xunlei at a purchase price equal to RMB1 or the lowest price permissible by the then-applicable PRC laws and regulation. The term of the agreement became expired in March 2022 and had been automatically extended for an additional 10 years at Giganology Shenzhen’s discretion to March 2032.

As a result of these agreements, Giganology Shenzhen can exercise effective control over Shenzhen Xunlei, receives all of the economic benefits and residual interest and absorbs all of the risks and expected losses from Shenzhen Xunlei as if it were the sole shareholder, and has an exclusive option to purchase all of the equity interest in Shenzhen Xunlei at a minimal price. Therefore, Giganology Shenzhen is considered the primary beneficiary of Shenzhen Xunlei and accordingly Shenzhen Xunlei is regarded as VIE and its results of operations, assets and liabilities have been consolidated in the Company’s financial statements.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

The following financial information of the consolidated VIEs was included in the accompanying consolidated financial statements, before elimination of balances with the Company and its subsidiaries, as of and for the years ended:

	As of December 31,
(In thousands)	2023	2024
Current assets:
Cash and cash equivalents	37,286	42,514
Short-term investments	14,825	14,484
Accounts receivable, net	27,851	27,221
Amount due from group companies	5,278	5,500
Due from related parties	12,330	11,532
Inventories	2,219	1,251
Prepayments and other current assets	2,579	3,810
Total current assets	102,368	106,312
Non-current assets:
Long-term investments	6,668	6,570
Property and equipment, net	59,882	55,307
Operating lease assets	575	450
Intangible assets, net	5,697	4,901
Deferred tax assets	—	9,873
Goodwill	20,826	—
Long-term prepayments and other assets	1,928	2,532
Restricted cash	—	218
Total assets	197,944	186,163
Current liabilities:
Accounts payable	21,517	19,330
Due to related parties	—	17
Amount due to group companies	93,740	84,476
Contract liabilities	34,723	36,827
Income tax payable	4,739	6,430
Accrued liabilities and other payables	42,035	36,342
Short-term borrowings and current portion of long-term borrowings	6,906	2,087
Lease liabilities, current portion	276	253
Total current liabilities	203,936	185,762
Non‑current liabilities:
Contract liabilities	846	458
Deferred tax liabilities	513	870
Amount due to group companies	68,902	68,901
Long-term borrowings	15,539	27,127
Lease liabilities	229	161
Other long-term payables	—	480
Total liabilities	289,965	283,759

	Years ended December 31,
(In thousands)	2022	2023	2024
Third-party revenues	301,853	330,860	256,150
Third-party costs of revenues	(171,116)	(177,060)	(113,684)
Inter-company operating expenses	(4,863)	(12,896)	(12,695)
Third-party operating expenses	(115,578)	(139,613)	(146,261)
Net income/(loss) attributable to Xunlei Limited	11,136	6,995	(8,532)

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

	Years ended December 31,
(In thousands)	2022	2023	2024
Purchases of goods and services from group companies	(29,738)	—	—
Sales of goods and services to group companies	—	217	504
Other operating activities with external parties	54,684	27,634	29,803
Net cash generated from operating activities	24,946	27,851	30,307
Repayment of loans from group companies	—	—	342
Other investing activities with external parties	(8,801)	(21,985)	(10,433)
Net cash used in investing activities	(8,801)	(21,985)	(10,091)
Loans from group companies	25,580	437	7,003
Repayment of loans to group companies	(10,830)	(19,285)	(28,028)
Other financing activities with external parties	13,388	(8,837)	6,768
Net cash generated from/(used in) financing activities	28,138	(27,685)	(14,257)

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

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash represented the cash balance on deposit as required by the court for ongoing litigations as of December 31, 2024.

(f)           Short-term investments

Short-term investments include deposits placed with banks with original maturities of more than three months but within one year and investments in wealth management products.

Wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions. In accordance with ASC 825 Financial Instruments, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. Interest generated from short term investments are recorded when interest payments are received at the maturity date. It is recorded as “Other income, net” on the consolidated statements of comprehensive income and measured based on the actual amount of interest the Group received.

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

Accounts receivable consist primarily of receivables from cloud computing customers, third-party payment channels and advertising customers. To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools and assessed on a pool basis. The credit loss assessment for each pool was mainly based on past collection experience, consideration of current and future economic conditions and changes in the Group’s collection trends. Other key factors that influence the expected credit loss analysis include credit rating, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(i)           Long-term investments

The Group holds investments in privately held companies. The Group measures long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group has elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management evaluates the impairment of long-term equity investments at the end of each reporting period based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognised in earnings when the evaluation indicates that the investment is impaired, and the fair value is less than the carrying amount. The impairment amount equals the difference between the carrying amount and its fair value, and the fair value becomes the new cost basis of investment.

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

The Group’s goodwill was attributable to the Company as a whole. The Group applies the quantitative assessment for the impairment test of goodwill as of December 31, 2023 and 2024. The impairment test for goodwill determines the fair value of the Company, and compares it to the carrying value of the related net assets, including goodwill. The fair value of the Company was estimated by management using a discounted cash flow (“DCF”) model derived from the long-term cash flow projections, which included significant judgements and assumptions relating to revenue forecast, operating margins, the discount rate that reflects market assessments of the time value and the specific risks relating to the Company, and cash flows beyond the five-year period are extrapolated using a terminal growth rate. A reconciliation to market capitalization based on the public trading price of the Company’s equity securities was performed to analyze the reasonableness of the DCF-based fair value estimate.

(l)         Intangible assets

Intangible assets are carried at cost less accumulated amortization with no residual value and impairment loss, if any. The Group performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The Group determines the fair value using the appropriate approach which requires management to make significant estimates and assumptions. The acquired intangible assets are recognized and measured at fair value.

Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Technology	5 years
Land use rights	30 years
Audio-visual license	9 years
Acquired computer software	5 years

Land use rights represent lease prepayments to the local government authorities, which were identified as operating lease assets upon adoption of ASC 842 on January 1, 2019.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(m)          Impairment of long-lived assets

Long - lived assets include property, plant and equipment, definite lived intangible assets and operating lease assets. The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If the Group identifies an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a DCF approach or, when available and appropriate, to comparable market values.

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

(i)           The Group as a lessee

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(o)          Operating leases (Continued)

(ii)          The Group as a lessor

The Group leases office to third-parties. The arrangements are in the nature of operating lease which is neither a sales-type nor direct-financing lease. As such, the underlying assets remain on the Group’s balance sheet at their carrying value and continue to depreciate based on the estimated useful life. Rental income is recognized on a straight-line basis over the rental period. The Group records an unbilled rent receivable, which is the amount by which straight-line rental income exceeds rents currently billed in accordance with the lease.

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

(I)            Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high - speed online acceleration services, online streaming and other access privileges. The membership fee is time-based and is collected up-front from subscribers. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of subscription fee is initially recorded as contract liabilities. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized rateably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated whether it acts as a principal or an agent in these transactions. The Group concluded it is the principal and accordingly presents revenue on a gross basis, as it controls the specified services before they are transferred to customers, establishes prices, bears credit risk, and is primarily responsible for fulfilling the performance obligations. Service fees levied by online system and mobile payment channels (‘‘Payment handling charges’’) are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

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

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(p)          Revenue recognition (Continued)

(IV)        Other internet value-added services revenues

(i)           Advertising revenues

Beijing Itui Online Network Technology Co., Ltd. (“Itui Online”), a company controlled by the Company’s principal shareholder has been handling a majority of the Group’s advertising resources since May 2020, including negotiation and entering into contract with advertisers, matching the requirements of advertisers and dispatching the advertising content to Xunlei’s platforms, accordingly advertisers or advertising agencies are considered as customers of Itui Online and Itui Online is viewed as the customer of the Group. Revenue arising from this transaction is recognized monthly based on the data publicized on the platforms and pre-agreed sharing portion.

(ii)         Online games technical services

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

(r)          Sales and marketing expenses

Sales and marketing expenses comprise primarily salaries and benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from operations amounted to approximately USD12,551,000, USD29,140,000 and USD29,783,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

(s)           General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including related share-based compensation), depreciation of property and equipment, professional service fees and other administrative expenses.

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

According to the policy of the PRC State Tax Bureau, taxpayers in the productive service industry are entitled to claim 110% and 105% of the input tax incurred as tax credit in determining VAT payable for the years ended December 31, 2022 and 2023, respectively. There was no similar policy for the year ended December 31, 2024.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(v)          Employee benefits

Full-time employees of the Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIE and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts from operations for such employee benefits, which are expensed as incurred, were USD14,266,000, USD16,656,000 and USD16,809,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

(w)         Share-based compensation

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

(y)          Segment reporting

The Group’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”), who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. The Group has internal reporting of revenues, costs and expenses that does not distinguish between segments, and reports revenues by types and costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Management has determined that the Group operates and manages its business as a single segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income that also is reported on the consolidated statements of comprehensive income/(loss) as consolidated net income. The measure of the single segment assets is reported on the consolidated balance sheets as total consolidated assets.

Total revenues and net income at the consolidated level as disclosed in the Group’s consolidated statements of comprehensive income/(loss) is used by the CODM to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

Around 88%, 91% and 79% of total revenues of the Group were derived from mainland China during the year ended December 31, 2022, 2023 and 2024, respectively. In addition, the Group’s long-lived assets are substantially located in the PRC, the amount of long-lived assets attributable to any other individual country was not material as of December 31, 2022, 2023 and 2024. Therefore, no geographical segments are presented.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(y)          Segment reporting (Continued)

The table below provides a summary of the Group’s reported segment results at a disaggregated level that were also regularly provided to the CODM for the years ended December 31, 2022, 2023 and 2024:

	Years ended December 31,
(In thousands)	2022	2023	2024
Subscription revenue	100,557	119,343	133,680
Live streaming revenue and others (note a) and	122,372	122,157	86,141
Cloud computing services and product revenue	119,635	123,411	104,584
Total revenues	342,564	364,911	324,405

	Years ended December 31,
(In thousands)	2022	2023	2024
Less:
Bandwidth costs	(104,580)	(112,522)	(101,632)
Employee benefits expenses	(93,099)	(101,373)	(106,541)
Advertising and market promotion expenses	(12,551)	(29,140)	(29,783)
Revenue-sharing costs	(78,636)	(67,302)	(26,797)
Payment handling charges	(6,500)	(8,494)	(12,741)
Depreciation and amortization charges	(1,704)	(4,735)	(4,188)
Cost of inventories sold	(2,228)	(5,911)	(4,162)
Labor outsourcing expenses	(1,739)	(2,008)	(3,658)
Professional service fees	(2,730)	(3,958)	(3,029)
Share‑based compensation expenses	(8,184)	(9,676)	(2,453)
Other segment expenses (note b)	(21,392)	(21,304)	(24,089)
Impairment of goodwill	—	—	(20,748)
Credit loss write-back/(expenses), net	844	(100)	(288)
Interest income	1,898	4,619	4,892
Interest expense	(93)	(1,514)	(728)
Other income, net	13,545	16,904	9,183
Income tax (expenses)/benefits	(4,068)	(4,131)	3,020
Segment net income	21,347	14,266	663

Reconciliation of profit or loss
Adjustment and reconciling items	—	—	—
Consolidated net income	21,347	14,266	663

Notes:

(a)	Others mainly comprised other value-added services such as online advertising, online games and technical services, and rental service.
(b)	Other segment expenses mainly comprised rental expenses, traveling expenses and other administrative expenses.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(z)          Net income per share

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

(aa)        Comprehensive income/ (loss)

Comprehensive income/ (loss) is defined as the change in equity of the Group during the period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative translation adjustments.

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

(cc)         Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2022, 2023 and 2024. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(dd)        Recent accounting pronouncements

Recently adopted accounting pronouncements

In June 2022, the FASB issued ASU 2022-03 “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The adoption did not have material impact on the Group’s consolidated financial statements.

In November 2023, new FASB guidance requires incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The FASB issued the new guidance primarily to provide financial statement users with more disaggregated expense information about a public entity’s reportable segments. The new guidance is effective for calendar year public entities in 2024 year-end financial statements, and should be adopted retrospectively unless impracticable. Early adoption is permitted. The Company adopted this guidance as of January 1, 2024, and the adoption did not have a material impact on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

The Group is currently evaluating the impact of the above new accounting pronouncements or guidance on the consolidated financial statements.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.Business combination

Acquisition of Billionaire Pte. Ltd. (“Billionaire”)

In April 2024, the Group acquired 55% of equity interest of Billionaire for a total consideration of USD2,156,000.

Billionaire engages primarily in the development and operation of overseas live streaming platforms in the overseas market. The purpose of this acquisition is mainly to acquire Billionaire’s technology and the assembled workforce to further enhance the Group’s overseas audio live streaming business.

Upon the acquisition, Billionaire was accounted for as a business combination and represents a consolidated subsidiary of the Company. The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition:

(In thousands)
Fair value of total consideration transferred:
Cash consideration	2,156
Recognized amounts of identifiable assets acquired and liability assumed:
Current assets	1,424
Intangible assets (note 12)	3,869
Current liabilities	(841)
Deferred tax liabilities	(658)
Non-controlling interests	(1,638)
Total identifiable net assets acquired, net of non-controlling interests	2,156

Pro forma revenue data and pro forma earnings data was not disclosed because the impact was immaterial.

4.            Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2023 and 2024 primarily consist of the following currencies:

	December 31, 2023		December 31, 2024
		USD		USD
(In thousands)	Amount	equivalent	Amount	equivalent
RMB	648,445	91,553	585,376	81,434
USD	76,636	76,636	89,514	89,514
SGD	3,231	2,446	7,327	5,437
Hong Kong Dollar	1,275	163	7,296	940
Indonesian Rupiahs	58,128	4	71,292	4
Total	—	170,802	—	177,329

As of December 31, 2023 and 2024, included in the cash and cash equivalents are time deposits with original maturities of three months or less of USD72,176,000 and USD70,860,000, respectively.

5.            Short-term investments

(In thousands)	December 31, 2023	December 31, 2024
Time deposits	51,176	38,159
Investments in financial instruments	49,902	72,050
Total	101,078	110,209

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

6.            Accounts receivable, net

(In thousands)	December 31, 2023	December 31, 2024
Accounts receivable	32,232	33,920
Less: Allowance for current expected credit losses	(1,022)	(1,258)
Accounts receivable, net	31,210	32,662

The following table presents movement in the allowance for current expected credit losses:

(In thousands)	December 31, 2022	December 31, 2023	December 31, 2024
Balance at beginning of the year	1,764	1,429	1,022
Additions	—	213	261
Reversals	(188)	(189)	—
Write-off	(2)	(408)	(8)
Exchange difference	(145)	(23)	(17)
Balance at end of the year	1,429	1,022	1,258

The accounts receivable due from the top 10 customers accounted for about 76% and 68% of the balance of accounts receivable as of December 31, 2023 and 2024, respectively. The following table summarizes customers with balances of accounts receivable which was greater than 10% of the Group’s total accounts receivable:

	December 31, 2023	December 31, 2024
Customer A	30%	35%
Customer B	18%	*

*Less than 10%.

7.          Inventories

(In thousands)	December 31, 2023	December 31, 2024
Hardware devices	2,049	1,077
Others	420	401
Less: Impairment	(250)	(223)
Total	2,219	1,255

Note:	The inventories written down was nil and USD25,000 for the years ended December 31, 2023 and 2024, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

8.            Prepayments and other assets

(In thousands)	December 31, 2023	December 31, 2024
Current:
Advances to suppliers	3,059	2,726
Receivable related to an asset disposal in 2019	3,247	3,199
Loans to employees (note)	2,082	2,941
Rental and other deposits	1,561	2,589
Rent receivables	—	1,841
Others	5,660	2,985
Less: Allowance for current expected credit losses and impairment	(6,186)	(6,223)
Total	9,423	10,058
Non-current:
Loans to employees, non-current portion (note)	1,687	2,216
Prepayments for acquisition of long-term investments	—	2,400
Advances to suppliers, non-current portion	266	718
Total	1,953	5,334

The following table presents movement in the allowance for current expected credit loss and impairment:

(In thousands)	December 31, 2022	December 31, 2023	December 31, 2024
Balance at beginning of the year	11,069	10,667	6,186
Additions	745	—	299
Reversals	(197)	(100)	(169)
Write-off	—	(4,234)	(34)
Exchange difference	(950)	(147)	(59)
Balance at end of the year	10,667	6,186	6,223

Note:

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.          Long-term investments

(In thousands)	December 31, 2023	December 31, 2024
Equity interests without a readily determinable fair value:
Balance at beginning of the year	30,811	32,134
Additions	1,418	1,407
Disposals	—	(1,437)
Impairment on long-term investments	—	(1,407)
Exchange difference	(95)	(98)
Balance at end of the year	32,134	30,599

Notes:

(i)

Equity investments without readily determinable fair values include investments in equity securities of private investee companies over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock.

(ii)

During the years ended December 31, 2022, 2023 and 2024, the Group recognized impairment losses of USD590,000, nil and USD1,407,000, respectively, due to the deterioration of the investees’ operation performance, financial and liquidity position with no obvious upturn or potential financing solutions in the foreseeable future.

10.          Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2023	December 31, 2024
Office building	48,323	47,154
Servers and network equipment	15,471	15,326
Furniture, fixtures and office equipment	2,110	2,001
Computer equipment	1,811	1,966
Motor vehicles	517	450
Building decoration and leasehold improvements	8,725	9,231
Total original costs	76,957	76,128
Less: Accumulated depreciation	(15,704)	(19,491)
Less: Accumulated impairment	(1,225)	(1,207)
Total	60,028	55,430

The impairment loss recognized for the years ended December 31, 2022, 2023 and 2024 was nil, USD1,146,000 and nil, respectively.

Depreciation expense recognized for the years ended December 31, 2022, 2023 and 2024 are summarized as follows:

	Years ended December 31,
(In thousands)	2022	2023	2024
Costs of revenues	1,362	740	1,346
Research and development expenses	467	390	158
Sales and marketing expenses	9	7	—
General and administrative expenses	828	3,290	3,182
Total	2,666	4,427	4,686

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.         Operating lease assets (excluding land use rights) and lease liabilities

(a)	The Group as a lessee

The operating lease assets, represented the leased offices of the Group, are amortized over the lease terms, which are greater than 1 year but less than 3 years. Operating leases are as below:

(In thousands)	Office leases
Net book amount as of January 1, 2023	865
Additions	927
Amortization	(551)
Modification	(652)
Effect of foreign currency exchange differences	(14)
Net book amount as of December 31, 2023	575
Additions	324
Amortization	(434)
Effect of foreign currency exchange differences	(15)
Net book amount as of December 31, 2024	450

The amortization expenses for long-term operating leases were USD56,000, USD551,000 and USD434,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

A charge of USD2,457,000, USD1,645,000 and USD1,504,000 were recognized in relation to short-term leases for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2024, the future minimum payment under non-cancellable short-term operating leases was USD80,000.

The weighted average discount rate related to operating leases was 5.4%, 5.1% and 3.7% as of December 31, 2022, 2023 and 2024, respectively. The weighted average remaining lease term were 3.0 year, 2.0 years and 1.5 years as of December 31, 2022, 2023 and 2024, respectively.

The total cash payments in respect of operating lease were USD2,792,000, USD2,386,000 and USD1,407,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

The undiscounted cash payments for the next five years as of December 31, 2024 is:

(In thousands)
2025	278
2026	143
2027	7
Total undiscounted payments	428
Less: effect of discounting	(14)
Discounted lease liabilities	414

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.         Operating lease assets (excluding land use rights) and lease liabilities (Continued)

(b)The Group as a lessor

The Group’s operating leases arrangements as lessor expire at various dates through August 2040. The rental income was USD2,511,000 for the year ended December 31, 2024.

Maturities of undiscounted lease payments to be received were as follows:

(In thousands)
2025	2,433
2026	2,501
2027	2,602
2028	2,614
2029	2,677
Thereafter	28,633
Total undiscounted payments	41,460

12.            Intangible assets, net

	December 31,
	2023			2024
			Net book			Net book
(In thousands)	Cost	Amortization	value	Cost	Amortization	value
Technology (note)	—	—	—	3,869	(580)	3,289
Land use rights	4,697	(1,629)	3,068	4,932	(1,775)	3,157
Audio - visual license	5,537	(3,484)	2,053	5,456	(4,072)	1,384
Acquired computer software	3,565	(2,989)	576	3,662	(3,302)	360
Others	—	—	—	170	(50)	120
Total	13,799	(8,102)	5,697	18,089	(9,779)	8,310

Note:

During the year ended December 31, 2024, the Company acquired intangible assets amounting to USD3,869,000 in connection with a business combination, which was measured at fair value upon acquisition, details are included in Note 3.

Amortization expense recognized for the years ended December 31, 2022, 2023 and 2024 are summarized as follows:

	Years ended December 31
(In thousands)	2022	2023	2024
Cost of revenues	54	53	781
General and administrative expenses	1,032	1,048	1,027
Total	1,086	1,101	1,808

The estimated aggregate amortization expense for each of the next five years as of December 31, 2024 is:

(In thousands)	Intangible assets
2025	1,770
2026	1,758
2027	1,156
2028	979
2029 and thereafter	2,647

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

12.            Intangible assets, net (Continued)

The weighted average amortization periods of intangible assets as of December 31, 2023 and 2024 are as below:

(In year)	December 31, 2023	December 31, 2024
Technology	—	5
Land use rights	30	29
Audio-visual license	9	9
Acquired computer software	5	5
Others	—	3
Total weighted average amortization periods	10	10

13.          Goodwill

	December 31,	December 31,
(In thousands)	2023	2024
Beginning balance	21,179	20,826
Impairment of goodwill	—	(20,748)
Foreign currency translation adjustment	(353)	(78)
Ending balance	20,826	—

No goodwill impairment losses were recognized for the years ended December 31, 2022 and 2023, respectively.

The goodwill impairment of USD20,748,000 was made for the year ended December 31, 2024, mainly as the financial performance of the Company’s cloud computing business declined significantly in late 2024, which was assessed to be a sustained trend that has been reflected in the estimated future results from this business in the annual impairment test performed as of December 31, 2024.

14.          Contract liabilities

(In thousands)	December 31, 2023	December 31, 2024
Current:
Membership subscription	35,123	38,479
Live streaming	830	953
Others	422	504
Total	36,375	39,936
Non-current:
Membership subscription	846	458
Total	846	458

Note:

Contract liabilities were related to unsatisfied performance obligations at the end of the year. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following period. The amount of revenue recognized that was included in contract liabilities balance at the beginning of the year was USD35,380,000, USD38,016,000 and USD36,091,000 for the years ended December 31, 2022 and 2023 and 2024, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.          Accrued liabilities and other payables

(In thousands)	December 31, 2023	December 31, 2024
Current:
Payroll and welfare (note)	24,702	24,821
Tax levies	7,879	9,622
Payables for advertisement	3,473	5,488
Payables related to share repurchase	2,774	2,867
Payables for office building	8,623	2,046
Professional service fees	1,273	1,235
Legal and litigation related expenses (note 26)	1,168	671
Others	3,816	5,343
Total	53,708	52,093
Non-current:
Rental deposits	—	480
Total	—	480

16.          Bank borrowings

	December 31,	December 31,
(In thousands)	2023	2024
Current:
Short-term bank borrowings (note a)	—	1,391
Long-term bank borrowings, current portion (note b)	6,906	696
Total	6,906	2,087
Non-current:
Long-term bank borrowings (note b) (note)	15,539	27,127
Total	15,539	27,127

Notes:

(a)	In October 2024, Shenzhen Onething obtained a one-year term credit line up to RMB50,000,000 (equivalent to approximately USD6,956,000) from a bank in the PRC. As of December 31, 2024, the Group had utilized RMB10,000,000 (equivalent to approximately USD1,391,000).
(b)	As of December 31, 2023, the Group had bank borrowings of USD22,445,000, which were borrowed by Shenzhen Xunlei for the construction of Xunlei Tower and pledged by the land use rights and building of Xunlei Tower. These bank borrowings were denominated in RMB, bore interest at the Loan Prime Rate plus 15 basis points, and were fully repaid during March and May 2024.

As of December 31, 2024, the Group had long-term bank borrowings of USD27,823,000, secured by the land use rights and building of Xunlei Tower. These borrowings are denominated in RMB and bear a fixed interest rate of 3% per annum. Repayment is scheduled in installments through December 2027.

The scheduled maturities of bank long-term borrowings, including the portion due within one year which were recorded in “long-term bank borrowings, current portion”, as of December 31, 2024 are as follows:

(In thousands)	Principal amounts
Within 1 year	696
Between 1 to 2 years	2,782
Between 2 to 3 years	24,345
Total	27,823

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

17.          Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of USD0.00025 par value per common share as of December 31, 2024. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2023 and 2024, there were 323,525,556 and 307,351,196 common shares outstanding, respectively.

18.          Repurchase of shares

In March 2022, the Board of Directors of the Company authorized a share repurchase program (the “2022 Share Buyback Program”), whereby the Company may repurchase up to USD20 million of its shares over the next twelve months through various legally permissible means, including open market purchases at prevailing prices and algorithmic trading, privately negotiated transactions, block trades, or other methods depending on market conditions and in compliance with applicable regulations. During the year ended December 31, 2023, 569,748 ADSs (2022: 4,409,974) were purchased at an aggregate consideration of approximately USD1,102,000 (2022: USD6,747,000) under the 2022 Share Buyback Program.

In June 2023, the Board of Directors of the Company authorized a share repurchase program (the “2023 Share Buyback Program”), whereby the Company may repurchase up to USD20 million of common shares or ADSs over the next twelve months through various legally permissible means, including open market purchases at prevailing prices and algorithmic trading, privately negotiated transactions, block trades, or other methods depending on market conditions and in compliance with applicable regulations. During the year ended December 31, 2024, 1,340,774 ADSs (2023: 2,037,721) were purchased at an aggregate consideration of approximately USD2,137,000 (2023: USD3,585,000) under the 2023 Share Buyback Program.

In June 2024, the Board of Directors of the Company authorized another share repurchase program (the “2024 Share Buyback Program”), whereby the Company may repurchase up to USD20 million of common shares or ADSs over the next twelve months through various legally permissible means, including open market purchases at prevailing prices and algorithmic trading, privately negotiated transactions, block trades, or other methods depending on market conditions and in compliance with applicable regulations. During the year ended December 31, 2024, 2,831,005 ADSs were purchased at an aggregate consideration of approximately USD5,556,000 under the 2024 Share Buyback Program.

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

During the years ended December 31, 2022, 2023 and 2024, the number of vested shares relating to the Terminated Plans was 330,000, 320,000 and nil, and no share was forfeited relating to the Terminated Plans. As of December 31, 2024, the number of unvested shares relating to the Terminated Plans was nil.

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

In March 2023 and April 2024, the Board of Directors of the Company amended and restated the 2020 Plan, the maximum aggregate number of shares of the Company available for grant of awards was increased to 46,561,200 and 61,525,345, respectively. The number of shares available for such grants as of December 31, 2024 is 16,581,260 (2023: 4,155,445).

As of December 31, 2024, the restricted shares units (“RSUs”) granted to employees and officers (excluding those forfeited) under the 2020 Plan are only subject to service conditions, and follow various vesting schedules including: (i) one-half of the RSUs shall be vested on each anniversary of the vesting commencement date for two years thereafter; (ii) one-third of the RSUs shall be vested on each anniversary of the vesting commencement date for three years thereafter; (iii) two-third of the RSUs shall be vested on the second anniversary and one-third of the RSUs shall be vested on the third anniversary of the vesting commencement date; (iv) one-fifth of the RSUs shall be vested on each anniversary of the vesting commencement date for five years thereafter; (v) the RSUs shall be vested immediately. Certain of the awarded shares were vested in an accelerated manner after grant.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.          Share-based compensation (Continued)

2020 share incentive plan (Continued)

A summary of the RSU activities under the 2020 Plan for the years ended December 31, 2022, 2023 and 2024 is presented below:

		Weighted-average
	Number of	grant-date fair
	restricted shares	value (USD)
Unvested as of January 1, 2022	25,884,375
Granted	2,200,000	0.31
Vested	(9,509,660)
Forfeited	(1,716,665)
Unvested as of December 31, 2022	16,858,050
Expected to vest as of December 31, 2022	12,643,538
Unvested as of January 1, 2023	16,858,050
Granted	12,485,750	0.36
Vested	(11,195,165)
Forfeited	(491,670)
Unvested as of December 31, 2023	17,656,965
Expected to vest as of December 31, 2023	13,242,724
Unvested as of January 1, 2024	17,656,965
Granted	3,764,500	0.32
Vested	(4,684,535)
Forfeited	(1,226,170)
Unvested as of December 31, 2024	15,510,760
Expected to vest as of December 31, 2024	11,633,070

Based upon the Company’s historical and expected forfeitures for restricted share units granted, the directors of the Company estimated that its future forfeiture rate would be 25% for employees and management.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.          Share-based compensation (Continued)

Shenzhen Onething 2024 share incentive plan

On April 26, 2024, the Group adopted a share incentive plan for Shenzhen Onething (the “Shenzhen Onething 2024 Plan”) in order to provide incentives for employees contributing to the Group’s cloud computing business. In December 2024, 30% equity interest of Shenzhen Onething was transferred to certain plan participants or share incentive awards holding platforms established and controlled by the Group, at a nominal price, to facilitate the grant of RSUs under the Shenzhen Onething 2024 Plan.

The awards granted under the Shenzhen Onething 2024 Plan are subject to both service conditions and performance conditions. Performance conditions include the occurrence of change of control of Shenzhen Onething or the successful completion of an initial public offering of Shenzhen Onething (“Liquidity Event”). For the year ended December 31, 2024, no share-based compensation expense was recognized in connection with the Shenzhen Onething 2024 Plan, as the satisfaction of the performance conditions was not considered probable as of the reporting date.

As of December 31, 2024, although the aforementioned 30% equity interest had been transferred to plan participants or share incentive award holding platforms, the shares remained unvested and subject to forfeiture due to the unsatisfied vesting conditions. As a result, the Group continued to fully consolidate Shenzhen Onething, and no non-controlling interest was recognized in respect of the 30% equity interest.

Total compensation costs recognized for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Years ended December 31,
(In thousands)	2022	2023	2024
Sales and marketing expenses	—	48	19
General and administrative expenses	6,855	8,113	1,768
Research and development expenses	1,329	1,515	666
Total	8,184	9,676	2,453

Notes:

(i)	For the years ended December 31, 2022, 2023 and 2024, the compensation costs recognized in relation to the shares awarded under the Terminated Plans amounted to USD748,800, USD352,000 and nil, respectively.

(ii)As of December 31, 2024, the total unrecognised share-based compensation amounted to  USD11,132,100 (2023: USD5,161,700).

20.         Costs of revenues

	Years ended December 31,
(In thousands)	2022	2023	2024
Bandwidth costs	104,580	112,522	101,632
Revenue-sharing costs	78,636	67,302	26,797
Payment handling charges	6,500	8,494	12,741
Cost of inventories sold	2,228	5,911	4,162
Technical service costs	1,169	868	1,885
Depreciation of servers and other equipment	1,363	740	801
Other costs	5,578	4,812	7,549
Total	200,054	200,649	155,567

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.          Other income, net

	Years ended December 31,
(In thousands)	2022	2023	2024
Investment income from short-term investments (note)	2,903	4,354	4,413
Gains from reversal of long outstanding payables	3,239	6,831	3,549
Government subsidy income	2,377	2,360	1,057
Income from the disposal of long-term investments	—	—	862
Exchange gains, net	4,494	1,693	216
Net gains arising from long-term investments	288	121	131
VAT deduction	1,220	840	—
Impairment on long-term investments	(590)	—	(1,407)
Others	(386)	705	362
Total	13,545	16,904	9,183

Note:

For the years ended December 31, 2022, 2023 and 2024, investment income from short-term investments comprised interest income of USD361,000, USD1,389,000 and USD2,247,000 from time deposits with original maturities of more than three months but within one year, and investment income of USD2,543,000, USD2,965,000 and USD2,166,000 from investments in financial instruments, respectively.

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

(iii)         Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Shenzhen Xunlei, Shenzhen Onething, Shenzhen Xunlei Wangwenhua Co., Ltd. and Xunlei Computer have been recognized as HNTE and entitled to preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. In addition, Shenzhen Onething was established in Qianhai Shenzhen - Hongkong Modern Service Industry Cooperation Zone and met the requirements set out by the local authorities, accordingly it is also entitled to a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024.

The majority of the remaining subsidiaries of the Group or VIE’s subsidiaries in the PRC were qualified for small scale entities and have been granted certain tax concessions by tax authorities in the PRC for the years ended December 31, 2022, 2023 and 2024.

According to a policy issued by the PRC State Tax Bureau, enterprises engaged in research and development activities are entitled to claim a super deduction of 175% of eligible research and development expenses incurred in a year as tax deductible expenses when calculating taxable income (“Super Deduction”), effective from January 1, 2018. Furthermore, beginning October 1, 2022, the super deduction rate was increase to 200%, allowing qualified enterprises to deduct 200% of eligible research and development expenses from taxable income for expenses incurred on or after that date.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Up to December 31, 2024, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that they have no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued for the years ended December 31, 2022, 2023 and 2024.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.          Taxation (Continued)

(v)          PRC Enterprise Income Tax (“EIT”) (Continued)

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2023 and 2024, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The current and deferred portions of income tax expenses/(benefits) included in the consolidated statements of operations are as follows:

	Years ended December 31,
(In thousands)	2022	2023	2024
Current income tax expenses	4,450	4,559	7,048
Deferred income tax benefits	(382)	(428)	(10,068)
Income tax expenses/(benefits)	4,068	4,131	(3,020)

The aggregate amount and per share effect of the tax holidays and concession are as follows:

	Years ended December 31,
	2022	2023	2024
Aggregate dollar effect (in thousands)	5,243	5,121	484
Per share effect—basic	0.02	0.02	0.00
Per share effect—diluted	0.02	0.02	0.00

The reconciliation of total tax expenses/(benefits) computed by applying the respective statutory income tax rates to pre-tax income is as follows:

	Years ended December 31,
(In thousands)	2022	2023	2024
Income tax expenses/(benefits) at statutory rate of 25% (based on statutory tax rate applicable to enterprises in the PRC)	5,047	3,965	(589)
Effects of different tax rates in different jurisdictions	1,640	1,615	(209)
Non-deductible expenses	468	306	3,239
Effect of Super Deduction	(2,594)	(3,609)	(3,600)
Effect of tax holidays and tax concessions on taxable income of subsidiaries incorporated in the PRC	(5,243)	(5,121)	(484)
Tax benefit from investment loss in a liquidating subsidiary of the VIE	—	—	(9,706)
Change in valuation allowance of deferred tax assets	4,709	7,170	8,190
Others	41	(195)	139
Income tax expenses/(benefits)	4,068	4,131	(3,020)

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.          Taxation (Continued)

(v)          PRC Enterprise Income Tax (“EIT”) (Continued)

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances of December 31, 2023 and 2024 are as follows:

(In thousands)	December 31, 2023	December 31, 2024
Deferred tax assets:
Net operating losses carried forward	49,921	57,516
Investment loss in a liquidating subsidiary of the VIE	—	9,598
Allowance for current expected credit losses	1,071	1,201
Impairment of long-term equity investments	493	485
Accruals and others	861	1,609
Valuation allowance	(51,868)	(59,421)
Total deferred tax assets, net of valuation allowance	478	10,988
Set-off provisions	—	(460)
Deferred tax assets, net	478	10,528

Deferred tax liabilities:
Acquired intangible assets	(513)	(905)
Others	—	(709)
Total deferred tax liabilities	(513)	(1,614)
Set-off provisions	—	460
Deferred tax liabilities, net	(513)	(1,154)

Valuation allowance was provided for net operating loss carryforwards from certain subsidiaries, the VIE and VIE’s subsidiaries because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of future taxable income of those companies. Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2022	2023	2024
Beginning balance	45,580	47,223	51,868
Additions	5,931	7,406	8,487
Reversals	(1,222)	(236)	(297)
Exchange difference	(3,066)	(2,525)	(637)
Ending balance	47,223	51,868	59,421

As of December 31, 2024, the accumulated net operating loss of USD8,372,000 arising from the Group’s subsidiaries incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income. The remaining accumulated net operating loss of USD280,623,000, mainly arose from the Company’s subsidiaries, the VIE and VIE’s subsidiaries established in the PRC, can be carried forward to offset future taxable income and will expire during the period from 2025 to 2034.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.          Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2022, 2023 and 2024 are calculated as follows:

(Amounts expressed in thousands of USD, except	Years ended December 31,
for number of shares and per share data)	2022	2023	2024
Numerator:
Net income	21,347	14,266	663
Less: Net (loss)/income attributable to the non-controlling interest	(116)	41	(552)
Net income attributable to Xunlei Limited’s common shareholders for basic/dilutive net income per share calculation	21,463	14,225	1,215
Denominator:
Weighted average number of common shares outstanding, basic	336,040,378	326,390,687	318,758,374
Dilutive effect of restricted share units	195,123	458,815	387,908
Weighted average number of common shares outstanding, diluted	336,235,501	326,849,502	319,146,281
Basic net income per share	0.0639	0.0436	0.0038
Diluted net income per share	0.0638	0.0435	0.0038

24.          Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related party	Relationship with the Group
Millet Technology Co., Ltd. (“Millet Technology”)	(note)
Shenzhen Xiaomi Technology Co., Ltd. (“Shenzhen Xiaomi”)	(note)
Beijing Itui Technology Co., Ltd. (“Beijing Itui”)	Company owned by the principal shareholder of the Company
Itui Online	Company owned by the principal shareholder of the Company
Shenzhen Tengtao Technology Co., Ltd. (“Shenzhen Tengtao”)	Company owned by the principal shareholder of the Company
Shenzhen Changsheng Chang Technology Co., Ltd. (“Shenzhen Changsheng”)	Company owned by the principal shareholder of the Company
Chizz (HK) Limited (“Chizz”)	Company owned by the principal shareholder of the Company
Beijing Xiaobu Technology Co., Ltd. (“Beijing Xiaobu”)	Company owned by the principal shareholder of the Company

Note:

In April 2020, Best Ventures Limited (“Best Ventures”, formerly known as Xiaomi Ventures Limited) ceased to be the shareholder of the Company as Best Ventures together with certain shareholders of the Company exchanged their common shares of the Company for the shares of Itui International Inc. (“Itui”). In addition, Best Ventures is entitled to certain veto rights in determining Itui’s voting on the Company. As a result, Best Ventures and the companies controlled by Best Ventures continued to be related parties of the Company.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.          Related party transactions (Continued)

During the years ended December 31, 2022, 2023 and 2024, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2022	2023	2024
Revenue from cloud computing services
Millet Technology	4,978	7,604	5,924
Beijing Itui	592	358	193
Revenue from advertising
Itui Online	7,804	8,941	9,037
Shenzhen Xiaomi	112	13	—
Revenue from technical services
Shenzhen Xiaomi	2,505	354	709
Rental income
Shenzhen Tengtao	—	—	48
Shenzhen Changsheng	—	—	52
Interest income
Chizz	626	724	1,029
Distribution costs
Beijing Xiaobu	87	39	—

As of December 31, 2023 and 2024, the amounts due from/to related parties were as follows:

(In thousands)	December 31, 2023	December 31, 2024
Amounts due from related parties - current
Accounts receivable
Itui Online	9,061	9,268
Shenzhen Xiaomi	705	577
Millet Technology	1,831	1,493
Beijing Xiaobu	394	—
Beijing Itui	333	177
Other receivables
Chizz (note)	300	19,973
Other related parties (individual balance was less than USD10)	20	31
Total	12,644	31,519
Amounts due from a related party - non-current
Other receivables
Chizz (note)	19,619	—
Total	19,619	—
Amounts due to related parties
Other payables
Other related parties (individual balance was less than USD10)	—	17
Total	—	17

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2023 and 2024.

Fair value measurements as of December 31, 2023
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Investments in structured deposits and wealth management products	49,902	—	49,902	—

Fair value measurements as of December 31, 2024
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Investments in structured deposits and wealth management products	72,050	—	72,050	—

Investments in privately held companies for which the Company elected to record using the measurement alternative are re-measured on a non-recurring basis, using a market approach by adopting a back-solve method through comparison to a recent transaction and applied significant unobservable inputs and assumptions, these investments are categorized within Level 3 under the fair value hierarchy.

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

As of December 31, 2024, future minimum payments under non-cancellable bandwidth contracts consist of the following:

(In thousands)	December 31, 2024
2025	275

Capital commitments

As of December 31, 2024, the Group has unconditional purchase obligations for office building and office equipment that had not been recognized as follows:

(In thousands)	December 31, 2024
2025	1,960

Legal proceedings

The Group is involved in a number of cases pending in various courts and arbitrations. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these cases may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has not recorded any material liabilities in this regard as of December 31, 2023 and 2024.

27.          Concentration and risks

Concentration of customer risk

The top 10 customers accounted for approximately 33%, 31% and 32% of the net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, revenue from Customer A was USD49.4 million, USD53.9 million and USD46.6 million, accounted for approximately 14%, 15% and 14% of the Group’s total revenues, respectively. Other than this, no revenue derived from transactions with any other single customer represented 10% or more of the Group’s total revenues.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.          Concentration and risks (Continued)

Credit risk

As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held at reputable financial institutions in the jurisdictions where the Company, the Company’s subsidiaries, the VIE and VIE’s subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents, restricted cash and short-term investments.

Prior to entering into sales agreements, the Group performs ongoing credit assessments of its customers, taking into account their financial position, credit history and other factors such as current market conditions. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable for the years ended December 31, 2022, 2023 and 2024.

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

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIE and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIE and VIE’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see note 2(aa)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD173,802,000 as of December 31, 2024, or 55% of the Company’s total consolidated net assets. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, the VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, the VIE and VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

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

28.          Subsequent events

Acquisition of Hupu

On January 27, 2025, the Group entered into a share purchase agreement to acquire 100% equity interest of Shanghai Kuanghui Internet Technology Co., Ltd. (“Kuanghui”), which operates Hupu, a sports media and data platform in the PRC, for a total consideration of RMB500 million, subject to certain working capital adjustments. The acquisition is expected to be completed in the first half of 2025 and will be accounted for as a business combination.

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2024.

Condensed Balance Sheets

(In thousands)	December 31, 2023	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	31,919	33,275
Short-term investments	28,382	14,225
Due from group companies	6,583	12,646
Prepayments and other current assets	1,720	1,008
Total current assets	68,604	61,154
Non-current assets:
Due from group companies	199,864	200,855
Investments in subsidiaries and consolidated VIEs	68,086	67,997
Total assets	336,554	330,006
Liabilities
Current liabilities:
Due to group companies	8,150	7,651
Income tax payable	72	35
Accrued liabilities and other payables	3,470	4,264
Total current liabilities	11,692	11,950
Total liabilities	11,692	11,950
Commitments and contingencies
Shareholders’ equity
Common shares	81	77
Treasury shares	12	16
Other shareholders’ equity	324,769	317,963
Total Xunlei Limited’s shareholders’ equity	324,862	318,056
Total liabilities and shareholders’ equity	336,554	330,006

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

29.        Additional information: condensed financial statements of the Company (Continued)

Condensed Statements of Operations

	Years ended December 31,
(In thousands)	2022	2023	2024
Operating expenses
General and administrative expenses	(6,436)	(7,931)	(1,712)
Total operating expenses	(6,436)	(7,931)	(1,712)
Operating loss	(6,436)	(7,931)	(1,712)
Interest income	360	1,512	1,673
Interest expense	(93)	(93)	(93)
Other income, net	368	3,928	2,083
Income/ (loss) from subsidiaries and consolidated VIEs	27,300	16,948	(627)
Income before income tax	21,499	14,364	1,324
Income tax expenses	(36)	(139)	(109)
Net income	21,463	14,225	1,215
Net income attributable to Xunlei Limited’s common shareholders	21,463	14,225	1,215

Condensed Statements of Cash Flows

	Years ended December 31,
(In thousands)	2022	2023	2024
Other operating activities with external parties	(948)	(391)	1,143
Net cash (used in)/generated from operating activities	(948)	(391)	1,143
Loans to group companies	(3,450)	(188)	(7,081)
Repayment of loans from group companies	—	—	23
Other investing activities with external parties	11,134	2,031	15,464
Net cash generated from investing activities	7,684	1,843	8,406
Loans from group companies	—	3,150	—
Repayment of loans to group companies	—	—	(500)
Other financing activities with external parties	(6,747)	(4,687)	(7,693)
Net cash used in financing activities	(6,747)	(1,537)	(8,193)
Net (decrease)/increase in cash and cash equivalents	(11)	(85)	1,356
Cash and cash equivalents at beginning of year	32,015	32,004	31,919
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	32,004	31,919	33,275