Form 20-F
period 2025-12-31
Xunlei Ltd
filed 2026-04-28
CIK 1510593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 314,277,001 common shares (excluding (i) 49,835,510 common shares that are (a) reserved for bulk issuance upon the exercise or vesting of awards granted under our share incentive plan, or (b) repurchased by our company but not yet canceled, and (ii) 10,889,429 common shares, consisting of 274,057 ADSs (representing 1,370,285 common shares) and 9,519,144 common shares held by Leading Advice Holdings Limited, a share incentive awards holding platform) as of December 31, 2025.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Yes ☐ No ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each representing five common shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“daily active user” refers to a user who accessed Mobile Xunlei through a mobile device, on a given day;
●	“digital media content” refers to videos, music, games, software and documents transmitted in digital form;
●	“monthly unique visitors” refers to the number of different individual visitors who accessed Xunlei products (including websites and software) on our platform from the same computer at least once within a month; under this method, a user who accessed Xunlei products from two different computers would count as two unique visitors;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “common shares” refers to our common shares, par value US$0.00025 per share;
●	“Shenzhen Suqu” refers to Shenzhen Suqu Network Technology Co., Ltd., a variable interest entity in China;
●	“Shenzhen Xunlei” refers to Shenzhen Xunlei Networking Technologies Co., Ltd., a variable interest entity in China;
●	“subscriber” refers to users who can access our premium acceleration services, including accounts temporarily suspended, but excluding sub-accounts and accounts on a trial basis;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“VIEs” or the “variable interest entities” refers to Shenzhen Xunlei and Shenzhen Suqu and a variable interest entity means each of them; and
●	“WFOEs” refers to Giganology (Shenzhen) Co., Ltd., or Giganology Shenzhen and Xunlei Computer (Shenzhen) Co., Ltd., our wholly foreign-owned enterprises in China, and a WFOE means each of them.

We use U.S. dollar as reporting currency in our financial statements and in this annual report. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. Solely for the convenience of the reader, the translations of Renminbi amounts into U.S. dollars contained in this annual report were made at RMB7.0288 to US$1.00, the rate released by the State Administration of Foreign Exchange of the People’s Republic of China on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

Xunlei Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the variable interest entities. We conduct our operations primarily in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we maintain contractual arrangements and their subsidiaries in China. PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in value-added telecommunication service, and prohibit foreign investment in internet cultural operating service and online transmission of audio-visual programs service. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders to control the business operations of the variable interest entities. Revenues contributed by the variable interest entities accounted for 90.7%, 79.1% and 72.7% of our total revenues in 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Xunlei Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in China, Shenzhen Xunlei, which was established in January 2003 to operate our Xunlei internet platform together with its various subsidiaries in the PRC, and Shenzhen Suqu, which was established in October 2021 and acquired 100% of equity interest in Shanghai Kuanghui Network Technology Co., Ltd., or Shanghai Kuanghui, which operates Hupu, a leading sports media and data platform in China, in May 2025. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including business operation agreement, equity pledge agreement, powers of attorney, exclusive technology support and services agreement, exclusive technology consulting and training agreement, proprietary technology license contract, intellectual properties purchase option agreement, equity interests disposal agreement and loan agreements, have been entered into by and among our subsidiaries, the variable interest entities and their shareholders. Terms contained in each set of contractual arrangements with the variable interest entities and their shareholders are substantially similar. As a result of the contractual arrangements, we are able to direct the activities that most significantly affect the variable interest entities’ economic performance and are considered the primary beneficiary of the variable interest entities, and we have consolidated the financial results of the variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.”

However, the contractual arrangements may not be as effective as ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in PRC courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities in China and their shareholders for our operations, which may not be as effective as ownership in providing operational control over the variable interest entities and their subsidiaries” and “—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business.”

The following diagram illustrates our corporate structure, including the variable interest entities, principal subsidiaries of our company and principal subsidiaries of the variable interest entities, as of the date of this annual report on Form 20-F. In March 2026, Shenzhen Xunlei entered into definitive agreements to transfer an aggregate 50% equity interest in Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, for an aggregate cash consideration of RMB125 million. Upon completion of the transaction in March 2026, Shenzhen Xunlei retained 20% equity interest in Shenzhen Onething, and we no longer consolidate the financial results of Shenzhen Onething.

Xunlei Limited
(Cayman Islands)
100%
Xunlei Network Technologies Limited
(BVI)
100%
Funi. Pte. Ltd.
(Singapore)
100%
Fuconnect. Pte. Ltd.
(Singapore)
100%
Xunlei Network Technologies Limited
(HK)
Offshore
100%
Onshore
Giganology (Shenzhen) Co., Ltd.
100%
Xunlei Computer (Shenzhen) Co., Ltd.
Shenzhen Xunlei Networking Technologies Co., Ltd.(1)
Shenzhen Suqu Network Technology Co., Ltd.(4)
100%
Shanghai Kuanghui Network Technology Co., Ltd.
100%
Hupu (Shanghai) Information Technology Co., Ltd.
70%
Xunlei Games Development (Shenzhen) Co., Ltd.(2)
100%
Shenzhen Xunlei Wangwenhua Co., Ltd.
80%
Henan Tourism Information Co., Ltd.(3)
100%
Beijing Xunzhi Technology Co., Ltd.
Direct ownership

Notes:

(1)	Shenzhen Xunlei is a variable interest entity. Mr. Sean Shenglong Zou, our co-founder, Mr. Hao Cheng, our co-founder, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests, respectively.
(2)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.
(3)	The remaining 20% of the equity interest is owned by Henan Cultural Tourism Investment Group Co., Ltd.
(4)	Shenzhen Suqu is a variable interest entity. Shenzhen Zhiyi Wensi Consulting LLP (“Zhiyi Wensi”) and Shenzhen Zhilue Xinsi Consulting Co., Ltd. (“Zhilue Xinsi”) own 99% and 1% of Shenzhen Suqu’s equity interests, respectively. Zhiyi Wensi is a PRC limited liability partnership with (i) Zhilue Xinsi, as its general partner, holding a 5% partnership interest, and (ii) Mr. Kening Wu, as its limited partner, holding the remaining 95% partnership interest. Zhilue Xinsi is a PRC limited liability company whose registered shareholders are Mr. Kening Wu, our vice president, and Mr. Xiaosong Li, our director and vice president, holding 60% and 40% of the equity interests, respectively.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our PRC subsidiary with respect to its contractual arrangements with the variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If our PRC subsidiary or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the variable interest entities and their subsidiaries in China have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries, the variable interest entities and their subsidiaries in China, including, among others, the Value-added Telecommunication Services License and Online Culture Operation Permit. However, given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that we have obtained or will obtain all permits or licenses required for conducting our business in China. For example, Shenzhen Xunlei, an entity that provides video content display services, is not a registered owner of the license for online transmission of audio-visual programs. As a result, it is possible that the PRC government authorities could determine that these businesses are operating without proper licenses. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial condition and results of operations.”

In addition, each of Shenzhen Xunlei and its consolidated entities that operate online games has obtained a Value-added Telecommunication Services License for operating our online game business. Shenzhen Xunlei, which holds 70% of the equity interest in Xunlei Games, had previously obtained an Internet Publishing Services License for the publication of internet games, which expired on September 17, 2022. We have submitted the renewal application, however, as of the date of this annual report, the renewal has not yet been approved. Furthermore, none of Shenzhen Xunlei or any of its subsidiaries that operates online games has obtained an Internet Publishing Services License. Given the uncertainties involved in the interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that Shenzhen Xunlei and its consolidated entities that operate online games are not required to obtain Internet Publishing Services Licenses as well. As a result, PRC government authorities may find that these entities are operating online game services without having the proper license and may penalize us accordingly. Upon such event, Shenzhen Xunlei and its consolidated entities that operate online games could be ordered to cease their operations of such online game services and could be subject to confiscation of illegal income and major equipment, or to fines. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from the government authorities, including the discontinuance of our online game business.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under PRC laws, regulations and rules, as of the date of this annual report, we, our PRC subsidiaries and the variable interest entities (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or been denied such requisite permissions by any PRC authorities.

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

Cash and Asset Flows through Our Organization

Under PRC laws, Xunlei Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable registration and approval requirements from the PRC government. For the years ended December 31, 2023, 2024 and 2025, Shenzhen Xunlei received debt financing of US$0.4 million, US$7.0 million and US$5.7 million from Giganology Shenzhen, in this annual report, respectively.

Xunlei Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the variable interest entities and their subsidiaries in China. As a result, Xunlei Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the variable interest entities is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The restricted amounts include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities, in which we have no legal ownership, US$173.2 million, US$173.8 million and US$175.0 million, as of December 31, 2023, 2024 and 2025, respectively. For details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and government control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and variable interest entities and their subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

In the year ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred through our organization.

Xunlei Limited has not declared or paid any cash dividends. Our priority is to retain sufficient funds to support the development and growth of our businesses, unless there are any particular arrangements or decisions made by our board of directors in accordance with applicable laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or common shares, see “Item 10. Additional Information—E. Taxation.”

The following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that:

(i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax
calculation(1)
Hypothetical pre-tax earnings(2)	100
Tax on earnings at statutory rate of 25%(3)	(25)
Net earnings available for distribution	75
Withholding tax at standard rate of 10%(4)	(7.5)
Net distribution to Xunlei Limited/shareholders	67.5

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if a VIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial information of Xunlei Limited, our WFOEs (which are the primary beneficiaries of the VIEs), our other subsidiaries (excluding our WFOEs), and the VIEs and their subsidiaries, for the years ended December 31, 2023, 2024 and 2025 and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2025
	Xunlei	Other		VIEs and their		Consolidated
	Limited	subsidiaries	WFOEs	subsidiaries	Elimination	Group

	(US$ in thousands)
Inter-company total revenues (1)(5)	—	—	11,558	2,416	(13,974)	—
Third-party total revenues	—	126,363	—	336,047	—	462,410
Inter-company costs of revenues	—	(2,208)	—	—	2,208	—
Third-party costs of revenues	—	(81,208)	—	(161,678)	—	(242,886)
Inter-company operating expenses (1)(5)	—	(208)	—	(11,558)	11,766	—
Third-party operating expenses	(1,424)	(38,417)	(9,960)	(161,111)	—	(210,912)
Profit from subsidiaries and consolidated VIE (2)	1,050,119	9,936	7,658	—	(1,067,713)	—
Net income attributable to Xunlei Limited	1,048,265	1,048,348	11,707	7,658	(1,067,713)	1,048,265

	For the year ended December 31, 2024
	Xunlei	Other		VIEs and their		Consolidated
	Limited	subsidiaries	WFOEs	subsidiaries	Elimination	Group

	(US$ in thousands)
Inter-company total revenues (1)(5)	—	—	12,695	294	(12,989)	—
Third-party total revenues	—	68,255	—	256,150	—	324,405
Third-party costs of revenues	—	(41,883)	—	(113,684)	—	(155,567)
Inter-company operating expenses (1)(5)	—	(294)	—	(12,695)	12,989	—
Third-party operating expenses	(1,712)	(23,122)	(12,182)	(146,261)	—	(183,277)
(Loss)/Profit from subsidiaries and consolidated VIE (2)	(627)	8,137	(8,531)	—	1,021	—
Net income attributable to Xunlei Limited	1,215	11,707	(4,196)	(8,532)	1,021	1,215

	For the year ended December 31, 2023
	Xunlei	Other		VIEs and their		Consolidated
	Limited	subsidiaries	WFOEs	subsidiaries	Elimination	Group

	(US$ in thousands)
Inter-company total revenues(1)(5)	—	—	12,896	—	(12,896)	—
Third-party total revenues	—	34,051	—	330,860	—	364,911
Third-party costs of revenues	—	(23,589)	—	(177,060)	—	(200,649)
Inter-company operating expenses(1)(5)	—	—	—	(12,896)	12,896	—
Third-party operating expenses	(7,931)	(6,753)	(10,388)	(139,613)	—	(164,685)
Profit from subsidiaries and consolidated VIE (2)	16,948	6,153	6,995	—	(30,096)	—
Net income attributable to Xunlei Limited	14,225	9,875	13,226	6,995	(30,096)	14,225

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2025
	Xunlei	Other		VIEs and their		Consolidated
	Limited	subsidiaries	WFOEs	subsidiaries	Elimination	Group

	(US$ in thousands)
Cash and cash equivalents	33,556	32,847	51,725	38,892	—	157,020
Short-term investments	7,815	10,014	112,097	18,229	—	148,155
Accounts receivable, net	—	7,305	1,138	59,970	—	68,413
Inventories	—	2	—	401	—	403
Amount due from group companies (3)(5)	14,581	—	81,742	3,941	(100,264)	—
Due from related parties	—	301	—	12,531	—	12,832
Prepayments and other current assets	1,629	1,146	3,163	6,912	—	12,850
Restricted cash	—	—	—	806	—	806
Investments in subsidiaries and consolidated VIE (2)	1,124,959	188,536	—	—	(1,313,495)	—
Long-term investments	—	1,063,492	—	7,104	—	1,070,596
Due from related parties, non-current	—	19,826	—	—	—	19,826
Deferred tax assets	—	1,678	145	8,666	(406)	10,083
Property and equipment, net	—	65	140	54,579	—	54,784
Operating lease assets	—	—	—	1,943	—	1,943
Intangible assets, net	—	—	—	32,722	—	32,722
Goodwill	—	—	—	39,164	—	39,164
Amount due from group companies, non-current portion (3)	199,576	—	—	—	(199,576)	—
Other long-term prepayments and non-current assets	—	—	9	2,317	—	2,326
Total assets	1,382,116	1,325,212	250,159	288,177	(1,613,741)	1,631,923
Accounts payable	—	4,600	—	37,365	—	41,965
Amount due to group companies (3)(5)	4,840	10,308	1,198	83,918	(100,264)	—
Due to related parties	—	—	—	8	—	8
Contract liabilities and deferred income, current portion	—	1,445	—	41,662	—	43,107
Income tax payable	2	3,516	7	815	—	4,340
Accrued liabilities and other payables	3,783	17,276	5,332	54,943	—	81,334
Lease liabilities, current portion	—	—	—	487	—	487
Bank borrowings, current portion	—	—	—	37,209	—	37,209
Contract liabilities and deferred income, non‑current portion	—	—	—	1,624	—	1,624
Deferred tax liabilities	—	428	125	5,991	(406)	6,138
Bank borrowings, non-current portion	—	—	—	38,413	—	38,413
Lease liabilities, non-current portion	—	—	—	1,251	—	1,251
Deficits in subsidiaries and consolidated VIE (2)	—	—	86,547	—	(86,547)	—
Amount due to group companies, non-current portion (3)	—	90,810	39,868	68,898	(199,576)	—
Other long-term payables	—	—	—	3,530	—	3,530
Total liabilities	8,625	128,383	133,077	376,114	(386,793)	259,406
Total shareholders’ equity/(deficits)	1,373,491	1,196,413	117,082	(86,547)	(1,226,948)	1,373,491
Non-controlling interests	—	416	—	(1,390)	—	(974)
Total liabilities, non-controlling interests and shareholders’ equity	1,382,116	1,325,212	250,159	288,177	(1,613,741)	1,631,923

	As of December 31, 2024
	Xunlei	Other		VIEs and their		Consolidated
	Limited	subsidiaries	WFOEs	subsidiaries	Elimination	Group

	(US$ in thousands)
Cash and cash equivalents	33,275	28,531	73,009	42,514	—	177,329
Short-term investments	14,225	—	81,500	14,484	—	110,209
Accounts receivable, net	—	5,441	—	27,221	—	32,662
Inventories	—	4	—	1,251	—	1,255
Amount due from group companies (3)(5)	12,646	2,849	78,824	5,500	(99,819)	—
Due from related parties	—	19,973	14	11,532	—	31,519
Prepayments and other current assets	1,008	1,275	3,965	3,810	—	10,058
Restricted cash	—	—	—	218	—	218
Investments in subsidiaries and consolidated VIE (2)	67,997	168,345	—	—	(236,342)	—
Long-term investments	—	24,029	—	6,570	—	30,599
Deferred tax assets	—	920	195	9,873	(460)	10,528
Property and equipment, net	—	88	35	55,307	—	55,430
Operating lease assets	—	—	—	450	—	450
Intangible assets, net	—	3,409	—	4,901	—	8,310
Amount due from group companies, non-current portion (3)	200,855	—	—	—	(200,855)	—
Other long-term prepayments and non-current assets	—	2,794	8	2,532	—	5,334
Total assets	330,006	257,658	237,550	186,163	(537,476)	473,901
Accounts payable	—	3,634	—	19,330	—	22,964
Amount due to group companies (3)(5)	7,651	7,456	236	84,476	(99,819)	—
Due to related parties	—	—	—	17	—	17
Contract liabilities and deferred income, current portion	—	3,109	—	36,827	—	39,936
Income tax payable	35	2,284	637	6,430	—	9,386
Accrued liabilities and other payables	4,264	8,534	2,953	36,342	—	52,093
Lease liabilities, current portion	—	—	—	253	—	253
Bank borrowings, current portion	—	—	—	2,087	—	2,087
Contract liabilities and deferred income, non‑current portion	—	—	—	458	—	458
Deferred tax liabilities	—	559	185	870	(460)	1,154
Bank borrowings, non-current portion	—	—	—	27,127	—	27,127
Lease liabilities, non-current portion	—	—	—	161	—	161
Deficits in subsidiaries and consolidated VIE (2)	—	—	96,254	—	(96,254)	—
Amount due to group companies, non-current portion (3)	—	92,861	39,093	68,901	(200,855)	—
Other long-term payables	—	—	—	480	—	480
Total liabilities	11,950	118,437	139,358	283,759	(397,388)	156,116
Total shareholders’ equity/(deficits)	318,056	138,150	98,192	(96,254)	(140,088)	318,056
Non-controlling interests	—	1,071	—	(1,342)	—	(271)
Total liabilities, non-controlling interests and shareholders’ equity	330,006	257,658	237,550	186,163	(537,476)	473,901

	As of December 31, 2023
	Xunlei	Other		VIEs and their		Consolidated
	Limited	subsidiaries	WFOEs	subsidiaries	Elimination	Group

	(US$ in thousands)
Cash and cash equivalents	31,919	14,762	86,835	37,286	—	170,802
Short-term investments	28,382	—	57,871	14,825	—	101,078
Accounts receivable, net	—	3,359	—	27,851	—	31,210
Inventories	—	—	—	2,219	—	2,219
Amount due from group companies (3)(5)	6,583	3,349	87,971	5,278	(103,181)	—
Due from related parties	—	300	14	12,330	—	12,644
Prepayments and other current assets	1,720	826	4,298	2,579	—	9,423
Investments in subsidiaries and consolidated VIE (2)	68,086	162,689	—	—	(230,775)	—
Long-term investments	—	25,466	—	6,668	—	32,134
Due from related parties, non-current	—	19,619	—	—	—	19,619
Deferred tax assets	—	478	—	—	—	478
Property and equipment, net	—	126	20	59,882	—	60,028
Operating lease assets	—	—	—	575	—	575
Intangible assets, net	—	—	—	5,697	—	5,697
Goodwill	—	—	—	20,826	—	20,826
Amount due from group companies, non-current portion (3)	199,864	—	—	—	(199,864)	—
Other long-term prepayments and non-current assets	—	—	25	1,928	—	1,953
Total assets	336,554	230,974	237,034	197,944	(533,820)	468,686
Accounts payable	—	2,913	—	21,517	—	24,430
Amount due to group companies (3)(5)	8,150	1,088	203	93,740	(103,181)	—
Contract liabilities, current portion	—	1,652	—	34,723	—	36,375
Income tax payable	72	1,034	546	4,739	—	6,391
Accrued liabilities and other payables	3,470	4,422	3,781	42,035	—	53,708
Lease liabilities, current portion	—	—	—	276	—	276
Bank borrowings, current portion	—	—	—	6,906	—	6,906
Contract liabilities and deferred income, non‑current portion	—	—	—	846	—	846
Deferred tax liabilities	—	—	—	513	—	513
Bank borrowings, non-current portion	—	—	—	15,539	—	15,539
Lease liabilities, non-current portion	—	—	—	229	—	229
Deficits in subsidiaries and consolidated VIE (2)	—	—	90,632	—	(90,632)	—
Amount due to group companies, non-current portion (3)	—	91,360	39,602	68,902	(199,864)	—
Total liabilities	11,692	102,469	134,764	289,965	(393,677)	145,213
Total shareholders’ equity/(deficits)	324,862	128,505	102,270	(90,632)	(140,143)	324,862
Non-controlling interests	—	—	—	(1,389)	—	(1,389)
Total liabilities, non-controlling interests and shareholders’ equity	336,554	230,974	237,034	197,944	(533,820)	468,686

Selected Condensed Consolidated Statements of Cash Flows Data

	For the year ended December 31, 2025
	Xunlei	Other		VIEs and their		Consolidated
	Limited	subsidiaries	WFOEs	subsidiaries	Elimination	Group

	(US$ in thousands)
Purchases of goods and services from group companies (4)	—	(2,399)	(3)	(29,486)	31,888	—
Sales of goods and services to group companies (4)	—	—	28,975	2,913	(31,888)	—
Other operating activities with external parties	(1,848)	8,842	(3,457)	28,942	—	32,479
Net cash (used in)/generated from operating activities	(1,848)	6,443	25,515	2,369	—	32,479
Loans to group companies (4)	(5,710)	—	(60,248)	—	65,958	—
Repayment of loans from group companies (4)	2,365	—	42,164	—	(44,529)	—
Other investing activities with external parties	6,425	(5,472)	(29,523)	(70,526)	—	(99,096)
Net cash generated from/(used in) investing activities	3,080	(5,472)	(47,607)	(70,526)	21,429	(99,096)
Loans from group companies (4)	—	5,710	—	60,248	(65,958)	—
Repayment of loans to group companies (4)	—	(2,365)	—	(42,164)	44,529	—
Other financing activities with external parties	(951)	—	—	46,431	—	45,480
Net cash (used in)/generated from financing activities	(951)	3,345	—	64,515	(21,429)	45,480
Net increase/(decrease) in cash and cash equivalents	281	4,316	(22,092)	(3,642)	—	(21,137)
Cash, cash equivalents and restricted cash at beginning of year	33,275	28,531	73,009	42,732	—	177,547
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	808	608	—	1,416
Cash, cash equivalents and restricted cash at end of year	33,556	32,847	51,725	39,698	—	157,826

	For the year ended December 31, 2024
	Xunlei	Other		VIEs and their		Consolidated
	Limited	subsidiaries	WFOEs	subsidiaries	Elimination	Group

	(US$ in thousands)
Purchases of goods and services from group companies (4)	—	—	(504)	—	504	—
Sales of goods and services to group companies (4)	—	—	—	504	(504)	—
Other operating activities with external parties	1,143	9,019	(8,989)	29,803	—	30,976
Net cash generated from/(used in) operating activities	1,143	9,019	(9,493)	30,307	—	30,976
Loans to group companies (4)	(7,081)	—	(7,003)	—	14,084	—
Repayment of loans from group companies (4)	23	500	28,028	342	(28,893)	—
Other investing activities with external parties	15,464	(2,808)	(24,136)	(10,433)	—	(21,913)
Net cash generated from/(used in) investing activities	8,406	(2,308)	(3,111)	(10,091)	(14,809)	(21,913)
Loans from group companies (4)	—	7,081	—	7,003	(14,084)	—
Repayment of loans to group companies (4)	(500)	(23)	(342)	(28,028)	28,893	—
Other financing activities with external parties	(7,693)	—	—	6,768	—	(925)
Net cash (used in)/generated from financing activities	(8,193)	7,058	(342)	(14,257)	14,809	(925)
Net increase/(decrease) in cash and cash equivalents	1,356	13,769	(12,946)	5,959	—	8,138
Cash, cash equivalents and restricted cash at beginning of year	31,919	14,762	86,835	37,286	—	170,802
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	(880)	(513)	—	(1,393)
Cash, cash equivalents and restricted cash at end of year	33,275	28,531	73,009	42,732	—	177,547

	For the year ended December 31, 2023
	Xunlei	Other		VIEs and their		Consolidated
	Limited	subsidiaries	WFOEs	subsidiaries	Elimination	Group

	(US$ in thousands)
Purchases of goods and services from group companies (4)	—	—	(217)	—	217	—
Sales of goods and services to group companies (4)	—	—	—	217	(217)	—
Other operating activities with external parties	(391)	4,198	(5,725)	27,634	—	25,716
Net cash (used in)/generated from operating activities	(391)	4,198	(5,942)	27,851	—	25,716
Loans to group companies (4)	(188)	(3,150)	(437)	—	3,775	—
Repayment of loans from group companies (4)	—	—	19,285	—	(19,285)	—
Other investing activities with external parties	2,031	—	(3,944)	(21,985)	—	(23,898)
Net cash generated from/(used in) investing activities	1,843	(3,150)	14,904	(21,985)	(15,510)	(23,898)
Loans from group companies (4)	3,150	188	—	437	(3,775)	—
Repayment of loans to group companies (4)	—	—	—	(19,285)	19,285	—
Other financing activities with external parties	(4,687)	—	—	(8,837)	—	(13,524)
Net cash (used in)/generated from financing activities	(1,537)	188	—	(27,685)	15,510	(13,524)
Net (decrease)/increase in cash and cash equivalents	(85)	1,236	8,962	(21,819)	—	(11,706)
Cash, cash equivalents and restricted cash at beginning of year	32,004	13,526	79,482	59,796	—	184,808
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	(1,609)	(691)	—	(2,300)
Cash, cash equivalents and restricted cash at end of year	31,919	14,762	86,835	37,286	—	170,802

Notes:

(1)	Inter-company sales of goods and services were eliminated at the consolidation level.
(2)	It represents the elimination of the investments in subsidiaries and the VIEs and their subsidiaries by group companies.
(3)	It represents the elimination of inter-company balances among Xunlei Limited, other subsidiaries, our WFOEs, the VIEs and their subsidiaries.
(4)	It represents the elimination of inter-company operating, investing and financing activities among Xunlei Limited, other subsidiaries, our WFOE, the VIEs and their subsidiaries.
(5)	For the years ended December 31, 2023, 2024 and 2025, the VIEs incurred US$12.9 million, US$12.7 million and US$11.6 million, in fees related to technical services provided by our WFOEs and our WFOEs concurrently recognized the same amounts as revenues, respectively. Unsettled balance of such transactions was US$30.6 million and US$14.5 million as of December 31, 2024 and 2025, respectively.

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

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	Our business model has been undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance and our new business may not be successful;
●	The laws and regulations governing the operation of blockchain products and services in China are evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected;
●	We may not be able to retain our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers;
●	The intellectual property protection mechanism we have implemented may not always be effective or sufficient. Certain services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation;
●	We are subject to various risks in connection with our international operations;
●	If we fail to keep up with the technological development in the internet industry and users’ changing demand, our business, financial condition and results of operations may be materially and adversely affected;
●	We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings;
●	We may not be able to prevent unauthorized use of our intellectual property or disclosure of our trade secrets and other proprietary information, which could reduce demand for our services and have material and adverse impacts on our business, financial condition and results of operations;
●	The revenue model for our live-streaming business may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit;

●	We may fail to offer attractive content for our live-streaming services or to attract and retain talented and popular broadcasters, which may materially adversely affect the operation of our live-streaming services and its results of operations;
●	We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, if such content is deemed to violate laws or regulations in China and other jurisdictions, or for improper or fraudulent activities conducted on our platform, and authorities in China and the relevant jurisdictions may impose legal sanctions on us and our reputation may be damaged; and
●	System failure, interruptions and downtime, including those caused by cyber-attacks or security breaches, can result in user dissatisfaction, adverse publicity or leakage of confidential information of our users and customers, and our business, financial condition, results of operations may be materially and adversely affected; and
●	Our business is subject to complex and evolving PRC and international laws and regulations regarding data privacy and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand or otherwise harm our business.
●	If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, without limitation, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors’ mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;
●	We rely on contractual arrangements with the variable interest entities in China and their shareholders for our operations, which may not be as effective as ownership in providing operational control over the variable interest entities and their subsidiaries; and
●	Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations”;
●	Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform”;

●	The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	Uncertainties with respect to the PRC legal system could adversely affect us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us”;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections”; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

General Risks Related to Our ADSs

In addition to the risks described above, we are subject to general risks related to the ADSs, including, without limitation, the following:

●	The market price of our ADSs may be volatile;
●	You may be subject to limitations on transfer of your ADSs;
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the common shares which are represented by your ADSs are voted; and
●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct our operations primarily in China and substantially all of our directors and officers reside outside the United States.

Risks Related to Our Business

Our business model has been undergoing significant innovation and transition, and our historical growth rate may not be indicative of our future performance and our new business may not be successful.

We launched our core product, Xunlei Accelerator, in 2004 and introduced subscription services in 2009 to enable users to quickly access and consume digital media content. Coupled with our core product and services, we also provide a range of internet value-added services. Our cloud acceleration product offered by our subscription services has maintained nationwide popularity over the past few years. Our business model has been undergoing significant innovation and continued transition. For example, we launched and then sold cloud computing products and services in recent years. We had also operated domestic video and audio live-streaming businesses and later shut them down and started overseas audio live-streaming business. Changes in business model and expansion into new services involve new risks and challenges. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may experience immediate decline in the growth of our businesses. In addition, the regulatory environment surrounding these businesses may also be evolving and any unfavorable developments may adversely affect our businesses.

Apart from Xunlei Accelerator, we launched our video live-streaming business in 2016 and audio live-streaming business in 2018. In 2021, we further diversified our live-streaming products portfolio by rolling out Hiya in April 2021, an audio live-streaming product for overseas markets primarily in the Middle East, North Africa and Southeast Asia, and Hiya Voice in September 2021, another audio live-streaming product mainly focusing on the China market. Users may chat and interact with broadcasters, and they can purchase virtual gifts from the platform to reward the broadcasters they like. In 2023, we streamlined our audio live-streaming business by terminating the operations of Hiya Voice in China to adapt to the evolving market conditions. In 2024, we further terminated our video live-streaming services offered on Xunlei Live in China. As a result, we have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets. In May 2025, we acquired Hupu, which is a leading sports chat-room platform with millions of sports enthusiasts.

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

Our Xunlei Accelerator had approximately 50.5 million monthly unique visitors in December 2025 according to our internal records. If we are unable to consistently provide our users with quality services and experience, if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by our users, we may not be able to retain our existing user base.

We experienced fluctuations in the number of subscribers in the past partly due to the intensified scrutiny over internet content from the Chinese government, and may continue to experience fluctuations in the future. We put in more efforts to monitor the content on our platform in response to government campaigns against inappropriate internet content and experienced a decline in the number of subscribers from 2014 to 2020. However, we have managed to realize a growth in the number of subscribers since 2020 primarily as a result of our renewed efforts on and continuous optimization and development of the product. Specifically, we recorded a record high of the number of subscribers in December 2025. Nonetheless, such favorable trends may not sustain, and any increase in the number of subscribers may not necessarily lead to a corresponding increase in revenue. Similar government action or other forces may make it challenging for us to retain our user base, or may contribute to a decline in our user base, in the future. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China have adversely affected our business and may continue to adversely affect our business, and we may be liable for the digital media content on our platform.”

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

We believe that maintaining and enhancing our Xunlei brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers, subscribers and paying users. If we fail to sustain or improve the strength of our brand, we may subsequently experience difficulty in maintaining market share. We have developed our reputation and established a leading position by providing our users with superior acceleration services. We will continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or our marketing or promotion practices, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users and advertisers. Historically, there was negative publicity about our company, our products and services and certain key members of our management team, which adversely affected our brand, public image and reputation. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected.

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

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Internet, technology and media companies are frequently involved in litigations based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. In the ordinary course of our business, we receive, from time to time, written notices from third parties claiming that certain content and games on our network, websites, products or services infringe their copyrights or the copyrights of third parties. These notices may contain threats to take legal actions against us or requests for cessation of distribution, marketing or displaying such content or games on our network, websites, products or services. As of the date of this annual report, we are involved in four pending copyright lawsuits in China. Almost all of these claims alleged that content on our network, products or services constitute infringements of the plaintiffs’ copyrights. For example, in November 2025, Hupu was sued for alleged unauthorized dissemination of NBA game content and unauthorized use of the “NBA” trademark, with claimed damages in an aggregate amount of approximately RMB86.5 million (US$12.1 million). The case is currently pending first‑instance substantive proceedings. The total amount of damages claimed in these pending copyright lawsuits is approximately RMB87.2 million (US$12.2 million). These pending lawsuits, claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, with or without merit, may lead to damage awards and/or court orders, diversion of our management’s attention and financial resources and negative publicity affecting our brand and reputation, and therefore may adversely affect our results of operations and business prospects.

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

In addition, we cannot assure you that our technologies, business methods and services will be free from claims of patent infringements, and that patent holders would not seek to enforce such patents against us in China, the United States or any other jurisdictions. We are not currently involved in any patent infringement case in China. However, we were involved in a patent infringement case in the past and we cannot assure you that we will not be involved in similar cases in the future. In addition, our analysis may fail to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in China are still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, our ability to operate our business may be severely limited, and our results of operations could be materially and adversely affected.

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

We have been exploring opportunities in overseas markets. For example, in 2021, we launched Hiya, an audio live-streaming platform targeting overseas markets. Users of Hiya are mainly from countries in the Middle East, Southeast Asia, South Asia and North Africa. Operating business internationally may expose us to additional risks and uncertainties. As we have very limited experience in operating our business in overseas markets, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively or adapting our business models in overseas markets. Our international operations and expansion efforts have resulted in and may continue to result in increased costs and are subject to a variety of risks, including difficulties in obtaining licenses, approvals or other applicable government authorizations, content controls imposed by local authorities, uncertain enforcement of our intellectual property rights, potential claims for intellectual property infringements and the complexity of compliance with foreign laws and regulations. Compliance with applicable laws, regulations and rules related to our business in multiple jurisdictions, including those related to live-streaming services, content, data privacy, virtual items, anti-corruption, anti-money laundering and protection of minors, results in costs and potential risks in doing business in these jurisdictions, including the Middle East, Southeast Asia, South Asia and North Africa. In some cases, compliance with the laws and regulations in one jurisdiction may result in a violation of the laws and regulations of another jurisdiction. We have users across multiple jurisdictions, each of which is subject to different legal systems and regulatory requirements. As a result, we may be required to obtain relevant licenses or otherwise comply with the laws and regulations of a particular jurisdiction solely because users located there access the services of our overseas products, even where our operating entities are neither incorporated in, nor maintain a physical presence or local operations in, that jurisdiction. As we expand our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each jurisdiction and successfully adapt our business model to local market conditions.

Our overseas operations could also be materially and adversely affected by heightened tensions in international relations. In recent years, there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. See “—The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.”

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, if they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures.

In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Specifically, the U.S. government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. On February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Investment Rule will remain in effect. The content of the implementation regulations remains uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

Furthermore, changes in technologies and user demand may require substantial capital expenditures in product development and infrastructure. To further expand our user base and offer our users a wider range of access points, we are expanding our business to mobile devices in part through potentially pre-installed acceleration products in mobile phones. In addition, we are continually developing and upgrading products and services, and seeking strategic cooperation with hardware manufacturers such as smartphone makers, all of which may require us to devote significant resources. However, if we are not able to perfect our new technologies or to achieve the intended results, if our innovations cannot respond to the needs of our users, or if our users are not attracted to our upgraded or new products and services, we may not be able to maintain or expand our user base, and our business, results of operations and prospects may be materially and adversely affected.

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

We provide live-streaming services in overseas markets mainly through Hiya and WeFun mobile app. Live-streaming services contributed a significant portion of our total revenues in recent years. In 2025, revenue from live-streaming services contributed approximately 25.0% of our total revenues. The live-streaming industry is highly competitive and there are several well-established and successful players in this market. We may not be able to compete effectively with our competitors and realize intended growth of our live-streaming business. We are not sure whether our services will be accepted by the market and generate projected revenues. The user demand may also change, decrease substantially or dissipate, and we may fail to anticipate and serve user demands effectively and timely. We factor in industry standards and expected user demand in determining how to optimize virtual item merchandise effectively. However, if we fail to properly manage the supply and timing of our virtual items and their appropriate prices, our users may be less likely to purchase these virtual items from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement the virtual items-based revenue model for our live-streaming business, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business may be difficult to evaluate.

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

Our live-streaming services provided in overseas market enable users to interact and chat with broadcasters and other users and engage in various other online activities, for which we do not require our broadcasters to register their real names. Therefore, broadcasters and/or users may engage in illegal, obscene or incendiary conversations or activities, including publishing inappropriate or illegal content that may be deemed unlawful under laws and regulations of the relevant jurisdictions on our platform or in the chat-rooms created through our apps.

In addition, in May 2025, we closed the acquisition of Shanghai Kuanghui Network Technology Co., Ltd., or Shanghai Kuanghui, which operated Hupu, a leading sports media and data platform in China, for a total cash consideration of RMB500 million. Hupu is a community platform, and accordingly, we have been responsible for the review and management of the content posted by users on it after the acquisition. Any failure to fulfill such responsibility could subject us to penalties, including fines, suspension of business and revocation of the relevant licenses. For example, in 2024, Shanghai Kuanghui was fined by the Shanghai Cyberspace Administration for failing to fully perform its responsibility in managing illegal content posted by users.

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

These laws and regulations are relatively new and substantial uncertainties exist with respect to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any implementation of such laws and regulations could significantly increase our costs in providing our products and services, limit their use or adoption or require certain changes to our operations. We may need to adjust our business practice to comply with these cyber security and data security requirements from time to time. We have taken measures to comply with existing laws and regulations, such as submitting the filing application pursuant to the Administrative Provisions on Algorithm Recommendations of Internet Information Services. However, we cannot assure you that we will be compliant with these new laws and regulations in all respects in a timely manner. We may be ordered to rectify and terminate any actions that are deemed to be illegal by the regulatory authorities and become subject to fines and other regulatory sanctions, which may materially and adversely affect our business, financial condition, and results of operations. From time to time, we may receive notices, enquiries, or other communications from governmental or regulatory authorities in connection with user data protection, cybersecurity, and information security matters in our operations. In response to the notices from governmental authorities we received in 2025, we took actions to address the issues identified and completed the required rectifications; however, there can be no assurance that we will not be subject to additional regulatory scrutiny, notices, or enforcement actions in the future.

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

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.

We are primarily engaged, through the Variable Interest Entity and its subsidiaries, in the business of providing distributed cloud services in China by operating a powerful internet platform in China based on cloud technology to enable our users to quickly access, store, manage and consume digital media content on the internet as well as overseas live-streaming and not in the business of investing, reinvesting or trading in securities.

We intend to continue to conduct our operations so that our company will not be deemed to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Section 3(a)(1) of the Investment Company Act provides, in relevant part, that an issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption: under Section 3(a)(1)(A), it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or, under Section 3(a)(1)(C), it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Rule 3a-1 under the Investment Company Act generally provides that an entity will not be deemed to be an “investment company” if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. In addition, Rule 3a-2 under the Investment Company Act provides that an issuer is deemed not to be engaged in the business of investing, reinvesting, owning, holding or trading in securities during a period of time not to exceed one year; provided that the issuer has a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities.

From time to time and as of December 31, 2025, we hold minority investments that have increased significantly in value from the time we made such investments, which increase in value may result in our holding investment securities exceeding 45% of the value of our total assets, exclusive of U.S. government securities and cash items, until such time as we can complete a disposition of such appreciated assets, in which case the SEC or a court might then determine that we are an investment company under the provisions of Section 3(a)(1)(C) if we are unable to rely on Rule 3a-2.

We believe that, even if we were determined to be an investment company under Section 3(a)(1)(C), we are entitled to rely on the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act. Section 3(b)(1) provides, in relevant part, that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an “issuer primarily engaged, directly or through … wholly-owned … subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company. We are engaged primarily, and have always since our founding been engaged, through the Variable Interest Entity and its subsidiaries, in the business of providing distributed cloud services. We do not propose to engage primarily in the business of investing, reinvesting or trading in securities. In addition, (i) our filings with the SEC, press releases, other public statements, website, and advertising and marketing materials have solely represented our as being engaged in providing distributed cloud services, (ii) our executive officers and directors are substantially involved in our cloud services business and none of them devotes significant time to the management of our investment securities holdings, and (iii) our income is primarily derived from our cloud services business and not from dividend and interest income from our investment securities holdings.

Notwithstanding our view that we are not an investment company, it is possible, in view of the fact that the availability of the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act is based in part on subjective judgments as to a given issuer’s particular facts and circumstances, that the SEC, a court, or the SEC Staff would determine or take a position that we are indeed an investment company under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as an issuer organized outside the United States, we would not be eligible to register under the Investment Company Act absent an SEC exemptive order. Accordingly, in order to fall outside the definition of an investment company, we would either have to obtain exemptive relief from the SEC or dispose of certain assets, which may require disposition of assets that we would otherwise wish to retain or disposition of assets at inopportune times. Additionally, we may have to forego potential future acquisitions of assets that we would otherwise want to acquire and that would be important to our business strategy or may be required to materially restrict or limit the scope of our operations or plans. Failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of our ADSs. Finally, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

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

Our business is subject to government supervision and regulations by various PRC government authorities, including the State Council, the Ministry of Industry and Information Technology, the National Radio and Television Administration, the National Press and Publication Administration and the Ministry of Culture and Tourism. Together these government authorities promulgate and enforce regulations that cover many aspects with respect to the operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment. For instance, the Ministry of Industry and Information Technology issued the Notice on the Filing of Mobile Internet Applications on July 21, 2023, which requires operators of internet application programs in China to complete the record filing for their internet application programs by the end of March 2024. As required under applicable regulations, we submit applications for the relevant filing procedures prior to making our apps available on app stores and periodically submit filings for new or updated versions of our apps. However, we cannot assure that filing procedures for each new or updated app will be completed on a timely basis.

As advised by our PRC legal counsel, a license for online transmission of audio-visual programs is required for Shenzhen Xunlei to provide video content display services through Xunlei Media Player. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on online transmission of audio-visual programs.” In June 2018, Shenzhen Xunlei, through its subsidiary, Shenzhen Wangwenhua, acquired 80% of the equity interest of Henan Tourism Information Co., Ltd., a registered owner of the license for online transmission of audio-visual programs, from an independent third party. Such license will expire on February 28, 2027. However, Shenzhen Xunlei, the entity that provides our video content display services, is not a registered owner of the license for online transmission of audio-visual programs. As a result, it is possible that the PRC government authorities could determine that these businesses are operating without proper licenses. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

In addition, we completed the acquisition of Shanghai Kuanghui, which operates Hupu, in May 2025. Shanghai Kuanghui holds a Value-added Telecommunication Services License and an Internet Cultural Business License. However, we do not possess the internet news information services license, the license for online transmission of audio-visual programs, or the internet publishing permit, which might be necessary for operating Hupu. Additionally, as advised by our PRC legal counsel, the licensed scope of these existing licenses may not cover all the services Hupu provides. If we are required to obtain such permissions or approvals, we cannot assure you that we will be able to do so in a timely manner, or at all. Any failure to obtain required permissions or approvals may subject us to penalties, including fines, suspension of business, and revocation of relevant licenses.

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

The operation of our extensive cloud-based acceleration as well as our exploration and implementation of our new business strategies require significant upfront capital expenditures as well as continual, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, and in equipment to increase our network capacity. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products and update existing products, particularly as we continue devoting resources in developing our overseas business and updating our mobile products. Most of our capital expenditures, such as expenditures on servers and other equipment, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees upfront. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we overestimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

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

We have outsourced our advertising operations to Itui since 2020 and generate a considerable portion of our revenues from the advertising revenue sharing agreement entered into with Itui, which resulted in a significant amount of accounts receivable as of December 31, 2025. The financial soundness of Itui, as well as the advertising agencies and advertisers it collaborates with, may thus impact our collection of such accounts receivable. We require Itui to conduct credit assessments on the advertising agencies and advertisers it works with to evaluate the collectability of relevant amounts prior to entering into business arrangements. However, we cannot assure you that Itui will always be able to accurately assess the creditworthiness of each of these advertising agencies and advertisers. Any failure of Itui, the advertising agencies or advertisers to make timely payments to us may adversely affect our liquidity and cash flows. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If these major advertising agencies that Itui has business relationships with demand higher rebates for their agency services, or if we are unable to collect accounts receivable from Itui in a timely manner pursuant to our revenue sharing agreement, our results of operations will be materially and adversely affected.

We may not be able to successfully address the challenges and risks we face in the online games market, such as failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from government authorities, including the discontinuance of our online game business.

We have cooperated with third parties to operate certain web games since 2019. See “Item 4. Information on the Company—B. Business Overview—Our Platform—Online game services.” Operating online games in China requires several permits and approvals. For example, the Administrative Provisions on Online Publishing Services provides that ICP service operators must obtain the Internet Publishing Services License prior to provision of any online game publishing services. The Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games issued jointly by the General Administration of Press and Publication, Radio, Film, and Television, or GAPPRFT, and other administrations confirmed that the entities operating internet games must obtain the Internet Publication Services License. In addition, on December 22, 2023, the National Press and Publication Administration released the draft Online Game Administrative Measures, which requires both online game publishers and operating entities to obtain Internet Publishing Services License. See “Item 4. Information on the Company—B. Business Overview—Regulation —PRC regulation on online games” for more details. Therefore, as advised by our PRC legal counsel, a Value-added Telecommunication Services License is required for operating online games and an Internet Publishing Services License is required for operating internet publishing services. Each of Shenzhen Xunlei and its subsidiaries that operate online games has obtained the Value-added Telecommunication Services License for operating our online game business. Shenzhen Xunlei, which holds 70% of the equity interest in Xunlei Games, had previously obtained an Internet Publishing Services License for the publication of internet games, which expired on September 17, 2022. We have submitted the renewal application, however, as of the date of this annual report, the renewal has not yet been approved. In addition, none of Shenzhen Xunlei, Shanghai Kuanghui or any of their subsidiaries that operates online games has obtained the Internet Publishing Services License. Given the uncertainties involved in the interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that government authorities would not require Shenzhen Xunlei and its subsidiary that operates online games to obtain the Internet Publishing Services Licenses as well. As a result, PRC government authorities may find that these entities are operating online game services without proper license and thus may penalize us accordingly. If that were to happen, we would be subject to orders to shut down the website or delete all online publications, confiscation of illegal income and major equipment or fines. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. In addition, an approval number (ISBN number) from the National Press and Publication Administration shall be obtained for an online game before it is launched online. In our cooperation with online game providers, we require ISBN numbers be obtained for the online games within the scope of our cooperation. However, as we are not the developers or publishers of those online games, we cannot assure you that the ISBN numbers of those online games are obtained in strict compliance with legal requirements and procedures without any defects, or any required amendment filings are made in compliance with legal requirements. If the ISBN numbers are obtained not in compliance with laws and regulations, or amendment filings are not made timely, government authorities may impose fines on us, confiscate our income generated from operating such online games and require us to delete all online publications or discontinue our online game business.

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

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems we use. In addition, there may be labeling errors or billing software errors that would damage customer confidence in these payment systems. If any of the above were to occur, we may lose paying users and users may be discouraged from purchasing our products, which may have an adverse effect on our business and results of operations.

We have granted, and may continue to grant, share awards under our share incentive plans, which may result in increased share-based compensation expenses.

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. In June 2020, we terminated our 2010 share incentive plan, 2013 share incentive plan and 2014 share incentive plan and adopted a 2020 share incentive plan, as restated and amended, or the 2020 Plan. Upon the termination of our then-existing share incentive plans, the awards that are granted and outstanding under those share incentive plans and the evidencing original award agreements shall remain effective and binding under the 2020 Plan, subject to any amendment and modification to the original award agreements that we shall determine. Under the 2020 Plan, we were authorized to issue a maximum number of 31,000,000 common shares of our company upon exercise of the options or other types of awards. Our board of directors amended and restated the 2020 Plan in March 2023 and April 2024 for the purpose of increasing the number of reserved shares under the plan. The maximum number of shares available for grant of awards under the 2020 Plan is currently 61,525,345. As of March 31, 2026, 9,163,550 restricted share units had been granted and outstanding under the 2020 Plan. As of March 31, 2026, our unrecognized share-based compensation expenses relating to the awards outstanding under the 2020 Plan amounted to US$7.8 million. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for details.

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

We believe that maintaining and enhancing our reputation and corporate image is of significant importance to the success of our business. If any of our employees engages in any misconduct, whether or not related to the employee’s work at our company, our reputation and corporate image may be negatively affected. Historically, there was negative publicity about our company and our management, which adversely affected our brand, public image and reputation. A member of our senior management team who is also our director was subject to certain legal sanctions in China in the past due to copyright infringement activities when working at another company unrelated to us. Even though the infringement activities took place a number of years before the executive joined our company and had nothing to do with us, the past misconduct of the executive and the sanctions he was subject to may negatively affect our reputation and corporate image, which in turn may adversely affect our business and prospects. As part of our internal compliance procedures, we routinely conduct internal audits and inspections, including exit interviews and audits, on current and former employees. Any misconduct by our current or former employees uncovered from such compliance procedures, whether the misconduct relates to the employees’ work with us or not, would potentially have material adverse impacts on our reputation, results of operations, financial performance or future prospects. For example, in 2025, we, together with Shenzhen Onething, initiated the lawsuit against Mr. Lei Chen and his core team, accusing him of harming the interests of us and Shenzhen Onething. The case is currently pending in first-instance proceedings. In addition, we may also face disputes with former or current disgruntled employees. Any allegations against us, with or without merits, may negatively affect our reputation and corporate image.

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

We have in the past invested in or acquired assets, technologies or businesses that are complementary to our existing business. If we are presented with appropriate opportunities, we may continue to do so in the future. For example, in May 2025, we completed the closing of the acquisition of Shanghai Kuanghui, which operated Hupu, a leading sports media and data platform in China, for a total cash consideration of RMB500 million. However, uncertainties exist with respect to the integration of Hupu into our existing business lines as well as the synergies arising from the acquisition. Investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from government authorities in China and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities or legal risks of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Even if we complete the desired acquisitions or investment, such acquisitions and investment may expose us to new operational, regulatory, market and geographic risks and challenges, including:

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

Regulatory uncertainties exist with respect to our historical LinkToken operations, which may have an adverse effect on our brand and reputation.

Our past involvement with LinkToken, a digital ticket based on blockchain technology developed in 2017 and disposed of in 2019, presents regulatory uncertainties that may impact our business. LinkToken was used in the OneThing Cloud reward program, allowing users to earn tokens by sharing bandwidth and storage, which could be redeemed for products and services. In April 2019, we transferred all LinkToken operations to an independent third party, who terminated the reward program in April 2020. Despite we no longer operate LinkToken and no financial regulators have imposed any administrative penalties against us relating to our previous operations of LinkTokens on the basis that we previously engaged in token fundraising activities, we continue to receive user complaints, particularly concerning the program’s termination, which may adversely affect our brand and reputation.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through early 2023, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict and the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. More recently, the military conflicts in the Middle East may have negative impact on the world economy and capital markets and its full impact is yet to be seen.

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

If we fail to maintain effective disclosure controls and procedures or an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud or fail to meet our reporting obligations, and investor confidence in our company and the market price of our ADSs may be adversely affected.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025, as required by Rule 13a-15(b) under the Exchange Act, and has concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2025. Our independent registered public accounting firm also audited and concluded that our internal control over financial reporting is effective as of December 31, 2025. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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

PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online games and online advertising services. For example, foreign investors’ equity interests in value-added telecommunication service providers, other than e-commerce service providers, may not exceed 50%. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service and online transmission of audio-visual programs service. We are a Cayman Islands exempted company and Giganology Shenzhen and Xunlei Computer, both being our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations primarily in China principally through contractual arrangements among Giganology Shenzhen and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei or its subsidiaries hold the licenses and permits necessary to conduct our cloud-based acceleration, online advertising, online games and related businesses in China, and Shenzhen Xunlei has established various operating subsidiaries that conduct a majority of our operations in China. In addition, we completed the acquisition of Shanghai Kuanghui, which operates Hupu, through Shenzhen Suqu. Our contractual arrangements with the VIEs and their shareholders enable us to direct the activities that most significantly affect the economic performance of the VIEs, and their operating subsidiaries and hence we consolidate their financial results in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we have been advised by Kewei Law Firm, our PRC legal counsel, that each contract under these contractual arrangements with the variable interest entities and their shareholders is valid, binding and enforceable under current PRC laws and regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, impose fines, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, if the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may also not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of our PRC subsidiaries and the variable interest entities, which accounted for 72.7% of our revenues in 2025. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

We rely on contractual arrangements with the variable interest entities in China and their shareholders for our operations, which may not be as effective as ownership in providing operational control over the variable interest entities and their subsidiaries.

Since PRC laws restrict foreign equity ownership in companies engaged in internet business in China, we rely on contractual arrangements with variable interest entities and their shareholders to operate our business in China. If we had equity ownership of variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such variable interest entities, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on variable interest entities and their shareholders’ performance of their contractual obligations to exercise such rights. In addition, our operating contract with Shenzhen Xunlei has an initial term of ten years and an extended term of ten years from 2016. The operating contract will be automatically extended for an additional 10-year period subject to Giganology Shenzhen’s unilateral termination right. Our operating contract with Shenzhen Suqu, which commenced in 2022 with an initial 10‑year term, will also be automatically renewed for successive 10‑year periods unless unilaterally terminated by Shenzhen Computer. In general, none of the variable interest entities and their shareholders may terminate the contracts prior to the expiration dates. However, the shareholders of variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial contract terms expire. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with variable interest entities. We may replace the shareholders of variable interest entities at any time pursuant to our contractual arrangements with variable interest entities and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business” and “Item 4. Information on the Company—C. Organizational Structure.” Therefore, these contractual arrangements may not be as effective as ownership in providing us with control over variable interest entities.

Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

The variable interest entities or their shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. For example, under the equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders’ performance of their respective obligations under the related contractual arrangements. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. Pursuant to the contractual arrangements, we have the right to replace any shareholders of Shenzhen Xunlei at any time. For example, if any of the shareholders of Shenzhen Xunlei refuses or fails to perform his or her obligations under the contractual arrangements due to his or her significant equity interest in Shenzhen Xunlei and his or her relatively smaller percentage of equity interest in our company, we can enforce the contractual arrangements and transfer his or her equity interests to another appointee of Giganology Shenzhen. However, we cannot assure you that such transfer can be implemented successfully or without significant costs. As a result, we might not be able to have effective control over the variable interest entity in the future.

Moreover, the exercise of call options under the equity interest disposal agreement, the intellectual properties purchase option agreement and certain other contractual arrangements will be subject to the review and approval of competent governmental authorities and incur additional expenses.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the variable interest entities and their subsidiaries, and our ability to conduct our business may be adversely affected.

Contractual arrangements with the variable interest entities may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulation on tax—PRC enterprise income tax.” We could face material and adverse tax consequences if the PRC tax authorities were to determine that any contractual arrangements among our WFOEs, the VIEs and their respective shareholders, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei and the exclusive business cooperation agreement between Xunlei Computer and Shenzhen Suqu, were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation, and the PRC tax authorities may impose interest on late payments on the variable interest entities, for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if the variable interest entities’ tax liabilities increase significantly or if it is required to pay interest on late payments.

The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Sean Shenglong Zou, Hao Cheng, Fang Wang, Jianming Shi and Guangzhou Shulian Information Investment Co., Ltd. are shareholders of Shenzhen Xunlei and Kening Wu and Xiaosong Li are the indirect shareholders of Shenzhen Suqu. We provide no incentives to the shareholders of the VIEs for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of the VIEs. We may replace the shareholders of the VIEs at any time pursuant to the currently effective equity option agreements between us and these shareholders.

We cannot assure you that when conflicts arise, the shareholders of the VIEs will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries, including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements which our WFOEs currently have in place with the variable interest entities, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, and the exclusive business cooperation agreement between Xunlei Computer and Shenzhen Suqu, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. As of December 31, 2025, we had cash and cash equivalents of approximately RMB613.6 million (US$87.3 million) and US$3.3 million located within the PRC, of which RMB269.9 million (US$38.4 million) and US$0.6 million are held by the variable interest entities and their subsidiaries. The transfer of all the cash and cash equivalents is subject to PRC government’s restrictions on currency conversion.

Under PRC laws and regulations, Giganology Shenzhen and Xunlei Computer, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises, such as Giganology Shenzhen and Xunlei Computer, are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which may have a material adverse effect on our results of operations.”

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and government control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and the variable interest entities and their subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or the variable interest entities and their subsidiaries, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their respective activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and
●	loans by us to the variable interest entities, which are domestic PRC entities, may not exceed the statutory limit, and any medium or long-term loan we extend to the variable interest entities must be recorded and registered by the National Development and Reform Commission, or the NDRC, and SAFE or its local branches.

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

We may lose the ability to use and enjoy assets held by the variable interest entities and their subsidiaries that are important to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the variable interest entities, the variable interest entities and their subsidiaries hold certain assets that are important to the operation of our business, including patents for the proprietary technology and related domain names and trademarks. If any of the variable interest entities or their subsidiaries goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the variable interest entities and their subsidiaries may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

In addition, in May 2025, we completed the closing of the acquisition of Shanghai Kuanghui Network Technology Co., Ltd., or Shanghai Kuanghui, which operated Hupu, a leading sports media and data platform in China, for a total cash consideration of RMB500 million. Hupu is a community platform, and accordingly, we have been responsible for the review and management of the content posted by users on it after the acquisition. Any failure to fulfill such responsibility could subject us to penalties, including fines, suspension of business and revocation of the relevant licenses.

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

We conduct our business primarily through our PRC subsidiaries and the variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our common shares and ADSs. For example, we submitted the security assessment report regarding Hiya Voice on the National Internet Security Service Platform in June 2022 pursuant to the Provisions for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity and received the approval after the onsite inspection conducted by the competent authority. However, in September 2022, we were informed by the app store operator that Hiya Voice had been removed from the app store. The removal was due to the implementation of more stringent security assessment requirements under these provisions, as determined by the Cyberspace Administration of China. Since May 2023, we have been downsizing our domestic audio live-streaming operations due to lower gross margin of such business and the rapidly evolving and challenging industry environment, including the terminations of the operations of Hiya Voice and Xunlei Live in June 2023 and October 2024, respectively. We have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets. The complexities and constantly evolving laws and the uncertainties of their application in practice by PRC government have resulted in non-compliance risk and the additional costs for our compliance activities, and we cannot assure you whether we will be subject to any potential liability.

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

We conduct our business primarily through our PRC subsidiaries and the variable interest entities and their subsidiaries in China. Since the PRC legal system continues to evolve rapidly and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business, we cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

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

There are limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Government control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from or registration with SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entity may be used to pay off debt in a currency other than the Renminbi owed by our PRC subsidiaries and variable interest entities and their subsidiaries to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If any of the variable interest entities or their subsidiaries liquidates, the proceeds from the liquidation of its assets may be used outside of the PRC or be given to investors who are not PRC nationals. However, we may not be able to do so due to foreign exchange control imposed by the PRC government, which may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended by the State Council on January 22, 2024, are triggered. Moreover, the PRC Anti-Monopoly Law, which was promulgated on August 30, 2007 and amended on August 1, 2022, and its implementing rules issued on March 10, 2023 together require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within China) must be cleared by the Ministry of Commerce before they can be completed. In addition, according to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current definitive plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

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

According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where an operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-Unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality and integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities. On June 27, 2025, the Standing Committee of the National People’s Congress adopted an amendment to the Anti-unfair Competition Law with effect from October 15, 2025. On December 9, 2025, the State Administration for Market Regulation adopted an amendment to the Provisions on the Prohibition of Monopoly Agreements with effect from February 1, 2026. In addition, on January 28, 2026, the State Administration for Market Regulation released the Antitrust Compliance Guidelines for Internet Platform Operators which took effect upon release.

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

Under the PRC Enterprise Income Tax Law, the statutory enterprise income tax rate is 25%. Under certain circumstances, preferential tax rates may be applied if an enterprise meets the corresponding standards and qualifications and completes certain procedures. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Taxation” for details of tax benefits applicable to us. Preferential tax treatment and other government incentives granted to the variable interest entities and their subsidiaries are subject to review and may be adjusted or revoked at any time. The discontinuation or reduction of any preferential tax treatment currently available to us and our wholly-owned PRC subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

As we do not have any plans to pay dividends as of this annual report, you may have to rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. Subject to our ongoing financial performance, cash position, budget and business plan, market conditions or other factors, we may consider paying special dividends. However, as we do not yet have any plans to pay dividends, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2026, we had 318,268,921 common shares (excluding (i) 45,843,590 common shares that are reserved for bulk issuance upon the exercise or vesting of awards granted under our share incentive plan, or repurchased by our company but not yet canceled, and (ii) 10,889,429 common shares, consisting of 2,177,885 ADSs (representing 10,889,425 common shares) and 4 common shares held by Leading Advice Holding Limited, a share incentive awards holding platform). All our outstanding common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands and conduct our operations primarily in China through our PRC subsidiaries and variable interest entities and their subsidiaries. Substantially all of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As of March 31, 2026, our directors, executive officers and existing principal shareholders beneficially owned approximately 55.1% of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers and acquisitions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities away from us to themselves or others.

We believe we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended December 31, 2025, which could subject United States investors in the ADSs or common shares to significant adverse United States federal income tax consequences.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2025, and we will very likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entity, but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements.

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

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. These contractual arrangements enable us to direct the activities that most significantly affect Shenzhen Xunlei’s economic performance and as a result, we have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Xunlei include the following:

●	Shenzhen Xunlei Wangwenhua Co., Ltd. (formerly known as “Shenzhen Fengdong Networking Technologies Co., Ltd.”), or Wangwenhua, which was established in December 2005 and primarily engages in software development, technical consulting and other related technical services.
●	Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, which was established in February 2010 and primarily engages in the development of online games and computer software and advertising services.
●	Henan Tourism Information Co., Ltd., which we acquired 80% of the total equity interest from an independent third party in June 2018 and primarily engages in computer software development, information consultation, entertainment services, advertising, and certain information services under Type II value-added telecommunication businesses.

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

In October 2021, we established Shenzhen Suqu, a variable interest entity. Xunlei Computer has entered into a series of contractual arrangements with Shenzhen Suqu and multiple layers of legal entities above Shenzhen Suqu, namely, Zhiyi Wensi and Zhilue Xinsi, as well as their partners and shareholders, as applicable. These contractual arrangements enable us to direct the activities that most significantly affect Shenzhen Suqu’s operations and receive substantially all of its economic benefits, and accordingly, we have consolidated Shenzhen Suqu and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The existing principal subsidiaries of Shenzhen Suqu include the following:

●	Shanghai Kuanghui Network Technology Co., Ltd., which was established in 2013 and acquired by us in May 2025, operates Hupu and primarily engages in technical services, technical consulting, advertising, media and sport agent and other related services.
●	Hupu (Shanghai) Information Technology Co., Ltd., which was established in February 2021, primarily engages in technical services, technical consulting, advertising, sports and performing events planning, ticketing services, internet-related sales and other related services.

In February 2022, we established Fuconnect. Pte. Ltd. in Singapore, primarily offering an audio live-streaming product, which primarily targets regions such as East Asia and Southeast Asia.

Shenzhen Onething was established in September 2013 and primarily engages in cloud computing technology development and related services with valid Value-added Telecommunication Services Licenses. Shenzhen Onething was previously a subsidiary of Shenzhen Xunlei which held 70% equity interest in Shenzhen Onething, and certain plan participants or share incentive awards holding platforms hold the rest of equity interest for the employee share incentive plan. In March 2026, Shenzhen Xunlei entered into definitive agreements to transfer an aggregate 50% equity interest in Shenzhen Onething for an aggregate cash consideration of RMB125 million. Upon completion of the transaction in March 2026, Shenzhen Xunlei retained 20% equity interest in Shenzhen Onething, and we no longer consolidate the financial results of Shenzhen Onething.

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

B.           Business Overview

Overview

We are a leading technology company providing distributed cloud services in China. We operate a powerful internet platform in China based on cloud technology to enable our users to quickly access, store, manage and consume digital media content on the internet. We have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration products in mobile phones to further enlarge our user base and offer our users a wider range of access points. We provide a wide range of products and services across cloud acceleration and digital entertainment to deliver an efficient, smart and safe internet environment to our users.

Entertainment Ecology

We provide users with quick and easy access to online digital media content through (i) our core product, Xunlei Accelerator, a free product which enables users to accelerate digital transmission over the internet, and (ii) subscription services, which are delivered through our product, Green Channel, and offer users premium services for speed, reliability and storage.

Xunlei Accelerator is our most popular product, and had approximately 50.5 million monthly unique visitors in December 2025, according to our internal records. In addition to Xunlei Accelerator, we also provide live - streaming services and other internet value-added services, which primarily include online advertising and online game services.

As a part of our cloud-based mobile strategies, in 2012, we launched Mobile Xunlei, a mobile app that allows users to search, download, consume and store digital media content on their mobile devices in a user-friendly way. Mobile Xunlei has successfully gained popularity, as evidenced by being one of the most downloaded applications in its category. Based on our own records, the monthly average daily active user of Mobile Xunlei reached about 4.4 million in 2025.

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

Shared Computing Ecology

A core part of our strategy is innovating in crowd-sourcing idle bandwidth and storage from users of our cloud computing hardware to provide computing resources to third-party partners.

We launched the decentralized OneThing Cloud in 2017, and a user reward program in 2020 that offers cash incentives for sharing idle network and storage resources. In 2018, we rolled out the StellarCloud shared cloud computing platform, delivering cost-effective edge computing, function computing and shared CDN solutions to enterprise users via its extensive node network.

We had upgraded our edge computing hardware, launching a new edge computing product in June 2022 and two new generations of OneThing Cloud hardware in January and December 2023. All products leverage our proprietary edge computing technology to intelligently schedule user resources and optimize edge cloud computing power distribution, with users and customers rewarded based on their resource contributions. As the Company decided to transfer the majority equity interest in Shenzhen Onething in March 2026, we will hold the rights to the shared cloud computing services as a minority shareholder.

Monetization

We generate revenues by monetizing our large user base, primarily through the following services:

●	Subscription services. We provide premium subscription services to subscribers to enable faster download acceleration and more reliable access as well as larger cloud storage to digital media content.
●	Live-streaming and other services. We historically offer various live-streaming products, including video live-streaming and audio live-streaming domestically and internationally. We ceased the operations of our audio live-streaming business and video live-streaming business in China in June 2023 and October 2024, respectively. As a result, we have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets. We also offer other services including other value-added services, such as Xunlei online advertising, Hupu advertising services, online games, technical services, and rental service.
●	Cloud computing services and products. We offer cloud computing services by crowdsourcing idle bandwidth capacity and potential storage from users and continuously deliver computing resources to third parties, such as internet content providers, through our CDN services.

Our total revenues decreased from US$364.9 million in 2023 to US$324.4 million in 2024, and increased to US$462.4 million in 2025. We had a net income attributable to Xunlei Limited of US$14.2 million in 2023, US$1.2 million in 2024, and US$1,048.3 million in 2025.

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

In 2020, we also upgraded our Xunlei Accelerator by providing our users with personal cloud storage resources through launching Xunlei Cloud Drive. Instead of stretching increasingly inadequate local storage resources, Xunlei Cloud Drive allows users to save documents, files and other internet content they downloaded on the cloud server. Users can also upload documents and files on Xunlei Cloud Drive with security control, which provides real-time back-ups. Our Xunlei Cloud Drive offers each user a free storage space of 10 GB. Users can retrieve the internet content they stored on Xunlei Cloud Drive whenever they want through different terminals including tablets, smartphones and desktops. Xunlei Cloud Drive also allows users to share the data saved on the cloud server among each other. Users are able to access our Xunlei Cloud Drive service for free through our Xunlei Accelerator. Subscribers of our premium cloud acceleration service will be able to enjoy a cloud storage space of 3 TB to 10 TB.

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

We had a subscriber base of approximately 6.0 million, 6.4 million and 7.7 million as of December 31, 2023, 2024 and 2025, respectively. In this annual report, the number of subscribers as of a given day excludes any sub-accounts.

Mobile Xunlei

Mobile Xunlei is a mobile application that allows users to search, download and consume digital media content on their mobile devices. The monthly average daily active user of this product was about 4.4 million in 2025. We monetize our mobile traffic through advertising sales. Moreover, this mobile application also supplements our existing subscriptions business. Some of our mobile application users also became users of our PC-based Xunlei Accelerator.

Cloud computing

We launched our cloud computing project in 2014 with Zhuanqianbao, a proprietary hardware that crowdsources idle uplink capacity from users, for which we provide cash compensation. In 2017, we launched OneThing Cloud, a decentralized cloud computing and storage device, to further crowd-source users’ idle computing resources and convert them into cloud computing resources via proprietary technologies, with users eligible for our cash reward program for resource contributions.

In 2018, we rolled out StellarCloud, a distributed cloud computing platform integrating shared economy and blockchain technologies, offering cost-effective edge computing, function computing and shared CDN solutions to enterprise users by virtue of proprietary technologies and extensive node distribution. In 2019, we expanded our node network by partnering with local IDC and ISP providers to build distributed cloud computing node rooms across China, collecting more idle bandwidth and storage resources through deployed OneThing Cloud devices.

The crowdsourced uplink capacity is commercialized for customers including streaming websites and app stores, and we also utilize such resources for our own business operations to reduce third-party bandwidth procurement costs. Leveraging our massive distributed nodes, we have developed and launched edge computing hardware products with self-developed edge computing technology, which optimizes edge cloud computing power distribution by intelligently scheduling user resources, with resource contributors receiving corresponding rewards.

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

We further diversified our live-streaming offerings in 2021. We launched Hiya, an audio live-streaming platform targeting overseas markets in April 2021. Similar to our audio live-streaming platform we launched in May 2018, overseas users of Hiya can join different chat-rooms with their favorite topics, then they are able to interact with broadcasters by purchasing virtual items from the platform and rewarding virtual items to broadcasters. In 2025, Hiya generated a revenue of US$31.2 million, accounting for 6.7% of our total revenues in 2025, as compared to US$31.4 million, accounting for 9.7% of our total revenues in 2024. As of the date of this annual report, users of Hiya are primarily from countries in the Middle East, Southeast Asia, South Asia and North Africa.

In July 2023, we launched WeFun, an audio live-streaming product primarily targeting regions such as East Asia and Southeast Asia. Users of WeFun can join various chat rooms based on their favorite topics, allowing them to interact with broadcasters by purchasing and rewarding virtual items. In 2025, WeFun generated revenue of US$46.7 million, accounting for 10.1% of our total revenues, as compared to US$18.9 million in 2024, accounting for 5.8% of our total revenues in 2024.

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

Online advertising services

We provide advertising services primarily through various forms of advertisements placed on our mobile platform and PC websites. With a view to improving the competitiveness of our advertising services, we entered into an advertising revenue sharing agreement with Itui, our largest shareholder, and outsourced our advertising business to Itui in 2020. Itui has developed a precision customer target algorithm, and by cooperating with them, we hope to improve advertisement placement and improve revenues as a result. Pursuant to the agreement, Itui is responsible for operating our advertising services and shares a portion of revenue generated from placing advertisements on our PC websites and mobile platform. In 2023 and 2024, as a result of our continued effort on product optimization and the economic recovery, our advertising revenue increased by 13.4% and 22.9%, respectively. In 2025, our advertising revenue increased significantly by 238.6% as compared to 2024, primarily due to the revenue contribution of the advertising services of Hupu, which was acquired by us in May 2025.

Hupu Advertising Services

Hupu is a leading creator of the sports ecosystem in China, capitalizing on its resource advantages and marketing capabilities. It is also the largest sports internet platform, dedicated to serving the vast community of sports enthusiasts through internet-based approaches.

Hupu’s core business revolves around a comprehensive sports internet platform. In light of the current market situation, it has gradually developed the following three types of basic services, which possess strong competitive advantages and exert significant influence within the industry:

●	Sports News: Hupu offers the most up-to-date information regarding major domestic and international sports events. Specifically, it provides schedules, videos, live broadcasts, news, player updates, and transfer information of NBA basketball games. Additionally, it encompasses a wide range of sports events, including football, e-sports, F1, tennis, badminton, and also includes reports on significant sports events such as the Olympics and the World Cup.
●	Community Interaction: Hupu boasts a highly concentrated male user base. Users are able to post, rate, and engage in discussions on various topics, share their opinions, and participate in conversations regarding diverse interests and lifestyle-related subjects, thereby establishing a vibrant culture of discussion and interaction.
●	Hupu Ratings: As a phenomenon-level product nurtured by the platform, “Hupu Ratings” is a UGC evaluation system founded on real user feedback. It has evolved from “player ratings” for each NBA/football game to encompass ratings for e-sports players, equipment reviews, and even various aspects of life. Leveraging the substantial number of active users in the Hupu community, Hupu Ratings reflect the authentic word-of-mouth of the core audience. Players, commentators, and the media frequently cite Hupu Ratings, and its rating results have often trended on the internet. This product possesses a robust capacity to generate internet buzz and has social sharing attributes, effectively assisting brands in transcending topic boundaries. Currently, it stands as the most interactive benchmark product in sports marketing.

Hupu primarily provides advertising placement services and online and offline business promotion through mobile terminals (Hupu APP and other social media). Its monetization strategy mainly consists of brand advertising, performance advertising, game co-operation and lottery recommendation. From June 1, 2025, when Hupu’s financial results were first consolidated into our financial statements, through December 31, 2025, Hupu generated revenue of US$20.1 million, representing 4.4% of our total revenues.

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

Historical cloud computing services

We historically provided cloud computing services through Shenzhen Onething.

We launched the cloud computing project in 2014. To further develop the cloud computing business and at the same time explore emerging blockchain technology, we launched our decentralized cloud computing product, OneThing Cloud, in 2017. OneThing Cloud is a cloud-based storage and sharing device, which crowdsources idle uplink capacity from our users who have bought and connected their OneThing Cloud devices to their network router. Similar to Zhuanqianbao, users of OneThing Cloud can voluntarily share their idle computing resources to us. In 2018, we further advanced our cloud computing business and launched StellarCloud. StellarCloud is a distributed cloud computing platform that integrates the idea of shared economy and blockchain technology with cloud computing technology. In 2019, we further expanded our CDN network by jointly establishing dozens of distributed cloud computing node rooms across China with local IDC and ISP service providers. We installed our OneThing Cloud devices in these locations while local IDC and ISP service providers provide us with internet access and data center management services.

In March 2026, Shenzhen Xunlei entered into definitive agreements to transfer an aggregate 50% equity interest in Shenzhen Onething for an aggregate cash consideration of RMB125 million. Upon completion of the transaction in March 2026, Shenzhen Xunlei retained 20% equity interest in Shenzhen Onething, and we no longer consolidate the financial results of Shenzhen Onething.

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

Cloud-based implementation for subscription services

We provide subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of over one million third-party servers and over 656 servers that we own located throughout China.

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

Additionally, we entered into framework service agreements with multiple major cloud providers: Alibaba Cloud (December 2018), AWS Tencent Cloud (March 2020), Huawei Cloud (October 2020), and VolcEngine (Huoshan Cloud) (February 2023). All providers have been delivering cloud computing products and services to support our operations.

As of December 31, 2025, we were using 3,270 cloud servers from Alibaba Cloud via its 3,137 central nodes and 133 edge nodes; 1,423 cloud servers from Tencent Cloud via its 1,423 central nodes; 1,088 cloud servers from Huawei Cloud via its 1,088 central nodes; and 503 cloud servers from VolcEngine via its 481 central nodes and 22 edge nodes.

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

We further expand our user reach through ecological promotion on mainstream platforms including mainstream live-streaming platforms, tapping into broader potential user groups with tailored content and efficient traffic conversion. In addition, we carry out product promotion via strategic joint operation with various partners, integrating complementary resource advantages to achieve precise brand exposure and continuous expansion of our user market across different scenarios.

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of December 31, 2025, we had 445 patents granted in China and four patents granted in the United States, while another 137 patent applications are being examined by the State Intellectual Property Office of the PRC. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of December 31, 2025, we had 1,315 trademarks registered in different applicable trademark categories in the PRC and three trademark registered with World Intellectual Property Organization. We had applied for registration of 63 trademarks in China.

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

We have implemented several initiatives to further commit to copyright protection. We also make available on our websites and mobile applications reporting channels so that we can timely remove content that infringes intellectual property rights of other parties. Despite the preventive measures we put in place, we may still be subject to copyright infringement suits. As of the date of this annual report, we are involved in four pending copyright lawsuits in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The intellectual property protection mechanism we have implemented may not always be effective or sufficient. Certain services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

The New PRC Company Law requires shareholders of limited liability companies to fully pay the subscribed capital within five years of the company’s establishment. Failure to comply with such requirements may lead to a loss of equity in the unpaid capital contribution. In certain situations, a company or its creditors can demand immediate fulfillment of the capital contribution obligation from shareholders who have not fully paid, even if the deadline for capital contribution has not yet passed. In addition, the State Council promulgated The Provisions by the State Council on Implementing the Registration Management System of Registered Capital in the Company Law of the People’s Republic of China on July 1, 2024, which allows a three-year transition period for existing companies to adjust its subscribed capital to comply with the New PRC Company Law. The capital contribution of certain of the principal subsidiaries of the variable interest entities have not been fully paid. We will pay the outstanding subscribed capital or take relevant measures to comply with the New PRC Company Law and relevant regulations.

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

Investment activities in the PRC by foreign investors and foreign-invested enterprises are regulated by the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, promulgated by the NDRC and the Ministry of Commerce in September, 2024 and effective on November 1, 2024, and the Catalogue of Industries for Encouraging Foreign Investment (2025 Version), or Encouraging Catalogue (2025 Version), promulgated by the NDRC in December 2025 and effective on February 1, 2026. Pursuant to the Encouraging Catalogue (2025 Version) and the 2024 Negative List, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign invested projects.

Establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2024 Negative List. For the restricted industries within the 2024 Negative List, some of the industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce, domestic multi-party communications, store-and-forward, and call center services). The provision of internet cultural operating service (including online game operation services), internet publication service and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations primarily in China principally through contractual arrangements among Giganology Shenzhen and Xunlei Computer, our wholly-owned PRC subsidiaries, and Shenzhen Xunlei and Shenzhen Suqu, the variable interests entities, and their respective shareholders. Shenzhen Xunlei or its subsidiaries holds the licenses and permits necessary to conduct our cloud-based acceleration, online advertising, online games and related businesses in China, and Shenzhen Xunlei holds various operating subsidiaries that conduct a majority of our operations in China. Shenzhen Suqu’s subsidiary, Shanghai Kuanghui, holds a Value-added Telecommunication Services License and an Internet Cultural Business License, to operate Hupu. Both of Giganology Shenzhen and Xunlei Computer engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of restricted or prohibited categories under the 2024 Negative List. Hence, these activities operated by Giganology Shenzhen and Xunlei Computer are deemed to be permitted and open to foreign investment.

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

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

●	Telecommunications Regulations (2016, revised). The Telecommunications Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Catalogue of Telecommunications Business,” an attachment to the Telecommunications Regulations, as updated by the Notice on Adjusting the Catalogue of Telecommunications Business, which became effective from April 1, 2003 and was amended on March 1, 2016, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet content provider services, or ICP services, are classified under the second category of value-added telecommunications businesses and the CDN services, the internet access services and the internet data center services are classified under the first category of value-added telecommunications business. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must obtain the Value-added Telecommunication Services License covering the business classified under the relevant category from Ministry of Industry and Information Technology or its provincial level counterparts.

●	Administrative Measures on Internet Information Services (2024, revised). According to these administrative measures, a commercial ICP service operator must obtain a Value-added Telecommunication Services License from the government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the Value-added Telecommunication Services License covering the ICP services from the Ministry of Industry and Information Technology or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP license number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.
●	Administrative Measures for Telecommunications Business Operating License (2017, revised). These administrative measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the Value-added Telecommunication Services License from applicable provincial level counterparts of the Ministry of Industry and Information Technology, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional Value-added Telecommunication Services License directly from the Ministry of Industry and Information Technology. The appendix to the Value-added Telecommunication Services License must specify the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its Value-added Telecommunication Services License. The Value-added Telecommunication Services License is subject to annual report requirement. An ICP service operator shall report certain information to the issuing authorities through the administrative platform in the first quarter every year. Such information includes the business performance of the telecommunications business in the previous year, service quality, the actual implementation of the network and information security guarantee systems and measures, among others. ICP service operator shall be responsible for the truthfulness of the information in the annual report.
●	Detailed Rules on the Administration of Internet Websites (2005), which set forth that the website operator is required to apply for the ICP filing from the Ministry of Industry and Information Technology or its local branches at the provincial level on its own or through the access service provider.
●	Provisions on Administration of Foreign-invested Telecommunications Enterprises (2022, revised). These provisions set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under these provisions, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC.
●	Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006). Under this circular, a domestic PRC company that holds a Value-added Telecommunication Services License is prohibited from leasing, transferring or selling this license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with the approved covering region on its Value-added Telecommunication Services License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.
●	Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market (2017), which further strengthens the supervision and management of the applications of cloud computing, big data and other applications. For an enterprise that conducts the CDN business without a Value-added Telecommunication Services License specifically covering such business, it must submit a written commitment to the original license issuing authority before March 31, 2017, undertaking that an eligible Value-added Telecommunication Services License will be obtained by the end of 2017. If such enterprise fails to make the commitment on time, it must carry out business activities strictly in compliance with their existing licenses. Furthermore, if the enterprise fails to obtain this license as committed, it should terminate the business starting from January 1, 2018.

●	Provisions on the Governance of Cyberviolence Information (2024), which require network information service providers to take primary responsibility for managing online content by establishing mechanisms for cyberviolence governance. It requires network information service providers to implement systems for user registration, account management, personal information protection, content review, monitoring, and early warnings to identify and address cyberviolence information, and take measures such as deleting, shielding, and disconnecting links, keep relevant records, and report the case to relevant authorities for cyberviolence illegal information.
●	The Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services(2024), which states that in certain pilot areas, the foreign shareholding restrictions on (i) the internet data center (IDC), (ii) the content delivery network (CDN), (iii) the internet service providers, (iv) the online data processing and transaction processing, (v) the information dissemination platform and delivery services (but excluding internet news information services, online publishing services, online audio-visual services, and internet cultural services), and (vi) the information protection and processing services will be removed. These pilot areas include Beijing Comprehensive Demonstration Zone for Expanding Opening-up in the Service Sector, the Lin-Gang Special Area of Shanghai Pilot Free Trade Zone and the Pioneering Area in Socialist Modernization, the Hainan Free Trade Port, and the Shenzhen Pilot Demonstration Area of Socialism with Chinese Characteristics. This circular also clarifies the foreign invested telecommunication enterprise that intends to provide the aforesaid value-added telecommunications services in the pilot areas shall apply to the MIIT for obtaining the official approval of the pilot program of telecommunications services, comply with the applicable laws and regulations when providing telecommunications services, and accept and cooperate with the supervision and administration of the telecommunication administrations and the relevant competent authorities.

To comply with these PRC laws and regulations, we operate our websites through Shenzhen Xunlei, a variable interest entity incorporated in the PRC. We, through Shenzhen Xunlei, currently hold a Value-added Telecommunication Services License covering its ICP services expiring on April 30, 2030 and another Value-added Telecommunication Services License for its provision of could computing services including internet data center services and internet access services expiring on June 26, 2026, and own the essential trademarks and domain names in relation to our value-added telecommunications business.

In addition, we completed the acquisition of Shanghai Kuanghui, which operates Hupu, in May 2025. Hupu is a leading sports media and data platform in China. Shanghai Kuanghui currently holds a Value-added Telecommunication Services License covering its ICP services expiring on August 13, 2026 and internet cultural business license for its provision of community platform services.

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

To comply with these laws and regulations, Henan Tourism Information Co., Ltd., or Henan Tourism, one of our subsidiaries in the PRC, currently holds a License for Online Transmission of Audio-visual Programs, which will expire on February 28, 2027. However, Shenzhen Xunlei, the entity that provides our video content display services, is not a registered owner of the license for online transmission of audio-visual programs. In addition, Shanghai Kuanghui does not currently possess a license for the online transmission of audio-visual program. As a result, it is possible that PRC government authorities could determine that these businesses are operating without sufficient license. In addition, the Notice on Strengthening the Management of Online Show Live-streaming and E-commerce Live-streaming requests all online shows and e-commerce to file with the National Internet Audio-Visual Platforms Information Management System before November 30, 2020. Shanghai Kuanghui has submitted the application for such registration which is currently under the review by the authority. However, the practice of such filings varies at the provincial levels of Radio and Television Administration, which are in charge of such registration. There is uncertainty as to whether we will be required to complete the registration in the future and we cannot assure you that we will successfully complete the registration in a timely manner, or at all We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business —We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our businesses or to our third-party services providers and any changes in government policies or regulations may have a material and adverse impact on our businesses, financial condition and results of operations.”

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

Our online game services are operated by Shenzhen Xunlei and its subsidiaries. All of these online game operating subsidiaries have obtained a Value-added Telecommunication Services License for operating our online games; and Shenzhen Xunlei, which holds 70% of the equity interest in Xunlei Games, has obtained an Internet Publishing Services License for the publication of internet games, which has expired on September 17, 2022. We have been in the process of renewing such license, and re-submitted the required documents to the competent authorities for review in October 2023. However, neither Shenzhen Xunlei nor its subsidiary that operates online games has obtained an Internet Publishing Services License. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practices of government authorities, we cannot assure you that Shenzhen Xunlei or, its subsidiary that operates online games and Xunlei Games are not required to obtain Internet Publishing Services Licenses as well. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. For risks relating to the Internet Publishing Services License, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from competent authorities, including the discontinuance of our online game business.”

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

On December 26, 2025, eight government authorities including the Cyberspace Administration of China jointly issued the Measures for the Classification of Online Information That May Affect the Physical and Mental Health of Minors, with effect from March 1, 2026. The measures impose a series of obligations on platforms, including, among others, that organizations and individuals that produce, reproduce, publish, or disseminate information that may affect the physical and mental health of minors shall provide a prominent and clear warning before the display of the information.

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

Shenzhen Xunlei holds the Internet Publishing Services License for the publication of internet games, which has expired on September 17, 2022. We have been in the process of renewing such license, and re-submitted the required documents to the competent authorities for review in October 2023. Furthermore, neither Shenzhen Xunlei nor its subsidiaries that operate online game has obtained an Internet Publishing Services License. As of the date of this annual report, we have not received any administrative penalties, including fines, restrictions or suspension of our business, or regulatory inquiries for our operation without an effective Internet Publishing Services License. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to acquire and operate popular, high-quality games or to obtain all the licenses required to operate online games, which may subject us to penalties from competent authorities, including the discontinuance of our online game business.”

Regulations on internet content services

National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress has enacted laws with respect to maintaining the security of internet operations and internet content. According to these laws, as well as the Administrative Measures on Internet Information Services, violators may be subject to penalties, including criminal sanctions, for internet content that:

●	opposes the fundamental principles stated in the PRC Constitution;
●	compromises national security, divulges state secrets, subverts state power or damages national unity;
●	harms the dignity or interests of the state;
●	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;
●	undermines the PRC’s religious policy or propagates superstition;
●	disseminates rumors, disturbs social order or disrupts social stability;
●	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;
●	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or
●	is otherwise prohibited by law or administrative regulations.

Internet content provision service operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of Internet Content Provision License holders that violate any of the abovementioned content restrictions, order them to suspend their operations, or revoke their Internet Content Provision Licenses.

On February 4, 2015, the Cyberspace Administration of China promulgated the Administrative Provisions on Account Names of Internet Users, which became effective as of March 1, 2015. These provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements,” including observing the laws and regulations, protecting state interests, as well as ensuring the authenticity of any information they provide. Internet information service providers are responsible for protecting users’ privacy, the consistency between user information, such as account names, avatars, and the requirements set forth in these provisions, making reports to the competent authorities regarding any violation of these provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

On August 25, 2017, the Cyberspace Administration of China promulgated the Administrative Provisions on Internet Follow-up Comment Services, which was amended on November 16, 2022 with effect from December 15, 2022. These provisions provide that internet follow-up comment service providers must verify the identification information of registered users, establish and improve user personal information protection systems, as well as establish and improve internet follow-up comment review and administration systems for real-time monitoring of user comments and emergency responses.

On August 25, 2017, the Cyberspace Administration of China promulgated the Administrative Provisions on Internet Forum and Community Services, which became effective on October 1, 2017. These provisions provide that internet forum and community service providers must assume primary responsibility for establishing and improving real-time information verification, emergency response capabilities, and personal information protections as well as other information security administration systems to institute preventative safety measures with employed professionals and necessary technical support for performing these duties.

On December 15, 2019, the Cyberspace Administration of China promulgated the Regulations on the Ecological Governance of Network Information Content, effective from March 1, 2020, which specify the content scopes that are encouraged, prohibited or prevented from producing, re-producing and publishing. The network information content producers should take measures to prevent and resist the production of content that uses exaggerated titles that are inconsistent with the content, may incite racism or discrimination against geographic region, and propagates gossip and scandals. The network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism of the network information, improve system for user registration, account management, information publishing review, and emergency response. The network information content service users, network information content producers and network information content service platforms should not, through manual or technical means, carry out acts, such as traffic falsification, traffic hijacking, false registration of account IDs, illegal trading of account IDs, or manipulation of user account IDs, that destroy network ecology.

On June 27, 2022, the Cyberspace Administration of China promulgated the Administrative Provisions on the Account Information of Internet Users, with effect from August 1, 2022, which provides guidelines on registration and use of internet accounts by internet users and management of internet account information by internet information service providers. The internet information service providers shall be responsible for performing the management obligations of internet account information. These providers shall have adequate professional personnel and technical capacity commensurate with their service scales, and establish and strictly implement the management rules on verification of identity information, verification of account information, security of information content, ecological governance, emergency responses, and personal information protection.

On June 12, 2024, the Cyberspace Administration of China, The Ministry of Public Security, the Ministry of Culture and Tourism, the State Administration of Radio and Television jointly issued the Provisions on the Governance of Cyberviolence Information, which took effect on August 1, 2024. The provisions require (i) network information service providers to take primary responsibility for managing online content by establishing mechanisms for cyberviolence governance and (ii) network information service providers to implement systems for user registration, account management, personal information protection, content review, monitoring, and early warnings to identify and address cyberviolence information, and take measures such as deleting, shielding, and disconnecting links, keep relevant records, and report the case to relevant authorities for cyberviolence illegal information.

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

We have taken several measures to comply with these regulations providing an option for our users to turn off algorithm recommendation services. However, these regulations are relatively new thus uncertainties still exist as to its interpretation, and potential impacts on our business operations are still substantially uncertain. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by PRC regulations to limit the method and manner that the internet companies may apply when using algorithms.”

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

Pursuant to the Twelfth Amendment to the Criminal Law of the PRC issued on December 29, 2023, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law of the PRC on November 7, 2016, which was amended on October 28, 2025 with effect from January 1, 2026. Pursuant to the PRC Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations provided by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered. On January 23, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, and the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs.

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

On March 22, 2024, the Cyberspace Administration of China enacted the Provisions on Facilitating and Regulating Cross-border Data Flows, or the Provisions, which became effective on the same date. The Provisions relax certain data export requirements by introducing modifications and exemptions to the three mechanisms for cross-border data transfer, namely (i) security assessment; (ii) standard contract for personal information outbound transfer; and (iii) personal information protection certification. Among these, a security assessment is required for (i) export of important data;(ii) export of personal information by a CIIO, unless any of the exempted circumstances apply; and (iii) export of sensitive personal information of 10,000 or more individuals or personal information of 1,000,000 or more individuals since 1st January of that year (for the purpose of calculating the amount thresholds, the personal information/sensitive personal information provided under any of the exempted circumstances shall be excluded). Either the standard contract or the certification can be adopted where a non-CIIO data operator cumulatively provides outside of mainland China the personal information (excluding sensitive personal information) of 100,000 or more individuals but fewer than 1,000,000 individuals since 1st January of that year or cumulatively provides outside of mainland China the sensitive personal information of fewer than 10,000 individuals since 1st January of that year. The Provisions outline several exemptions, such as (i) provision of data collected and generated in activities such as international trade, cross-border transportation, academic cooperation, cross-border production and marketing, which do not involve personal information or important data, (ii) provision of data collected and generated overseas after being processed within the China, provided that no important data and personal information are involved during the process; (iii) provision of data for contractual fulfilment by an individual, cross-border human resource management, or to protect the life, health, and property safety of natural persons in emergency situations; and (iv) a non-CIIO data operator cumulatively provides outside of mainland China the personal information (excluding sensitive personal information) of fewer than 100,000 individuals since 1st January of that year. In addition, data processors operating within the free trade experimental zones may enjoy further exemptions.

On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, effective on May 1, 2025. Personal information processors that process personal information of more than ten million individuals shall carry out a compliance audit of personal information protection at least once every two years. Where a personal information processor conducts a compliance audit on personal information protection by itself, it shall have its internal department, or a commissioned professional institution regularly conduct compliance audits on its compliance with laws and administrative regulations in processing personal information. In certain circumstances, national cyberspace administration authorities and other departments performing personal information protection duties may require personal information processors to commission professional institutions to conduct compliance audits on personal information processing activities. When conducting compliance audits, personal information processors shall follow the Guidelines for Personal Information Protection Compliance Audits outlined in these Measures.

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

PRC regulation on internet medicine information service

The State Food and Drug Administration promulgated the Administration Measures on Internet Medicine Information Service on July 8, 2004, which was amended in November 2017, and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the applicable provincial level counterpart of State Food and Drug Administration. Shenzhen Xunlei has obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration for the provision of internet medical information services with an expiry date of May 23, 2028. Shenzhen Wangwenhua has also obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration for the provision of internet medical information services with the expiry date extended to August 23, 2027.

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

PRC regulation on information security and censorship

The PRC laws and regulations specifically prohibit the use of internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to the Measures for the Administration of Computer Information Network and International Networking Security Protection, which was issued by the State Council on January 8, 2011, and other regulations, it is mandatory for internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the amended Law on Preservation of State Secrets, which became effective on May 1, 2024, provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per requests of state security authorities, public security or state secrecy, the internet service provider shall delete any content on its website that may lead to disclosure of state secrets.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which was amended on October 28, 2025 with effect from January 1, 2026, to protect cyberspace security and order. Pursuant to the PRC Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. In addition, the PRC Cyber Security Law requires network operators must not collect personal information irrelevant to their services. The network operators are required to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the competent authorities in a timely manner. In addition, the amended PRC Cybersecurity Law raises the maximum fine for network operators who fail to fulfill their cybersecurity duties, including failure to take measures to cease the transmission or remove information prohibited by appropriate laws or administrative regulations, keep record of relevant information or report to competent authorities, to RMB 10 million, and introduces new legal liabilities including the legal liability for selling or providing network critical equipment and network security specific products that have not been certified for security.

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

On November 15, 2018, the Cyberspace Administration of China and the Ministry of Public Security jointly promulgated the Provisions for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity, with effect from November 30, 2018, which deems microblogging, live - streaming, information sharing services as internet information having the capabilities of social mobilization or influencing public opinion. The service providers providing such services are required to conduct security assessments when they launch new online services, expand the functionality of their existing services, introduce new technologies or applications, experience a significant increase in user base, witness the spread of unlawful or harmful information, or any other circumstance identified by the cybersecurity authorities. These service providers are required to submit security assessment reports to the local cybersecurity authorities and public security bureau via the National Internet Security Management Service Platform.

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

Patent law

The National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The Patent Office under the China National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model and a fifteen-year term in the case of a design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use may constitute an infringement of the patent rights. As of December 31, 2025, we had 445 registered patents in the PRC and 135 patent applications were being examined by the Patent Office of the China National Intellectual Property Administration.

Trademark law

Registered trademarks are protected under the PRC Trademark Law, which was adopted in 1982 and amended in 1993, 2001, 2013 and 2019, and its implementation rules. The Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2025, we had 1,315 trademarks registered in different applicable trademark categories in China and three trademarks registered with World Intellectual Property Organization. We had applied for registration of 63 trademarks in China.

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

PRC regulation on tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was last revised on December 2018. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, which also became effective on January 1, 2008 and last revised on December 6, 2024, with effect from January 20, 2025. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, which became effective simultaneously with the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the PRC Enterprise Income Tax Law and such circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments may continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, the PRC Enterprise Income Tax Law and its implementation rules permit qualified “high and new technology enterprises” to enjoy a reduced enterprise income tax rate of 15%.

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

Under PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among our WFOEs, the variable interest entities and their respective shareholders, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment to the tax liability of Shenzhen Xunlei, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei’s tax liabilities increase significantly or if it is required to pay interest on late payments.

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

On May 4, 2015, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (2015 Amendment), which became effective on the same date. This circular substantially amends and simplifies the current foreign exchange procedure. The major developments under this circular are that the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the promulgation of this circular. Reinvestment of Renminbi proceeds by foreign investors in the PRC no longer requires SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires SAFE approval.

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

Singapore regulation on online live-streaming

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

C.          Organizational Structure

The following diagram illustrates our corporate structure, including the variable interest entities and our principal subsidiaries and principal subsidiaries of the variable interest entities, as of the date of this annual report on Form 20-F. In March 2026, Shenzhen Xunlei entered into definitive agreements to transfer an aggregate 50% equity interest in Shenzhen Onething for an aggregate cash consideration of RMB125 million. Upon completion of the transaction in March 2026, Shenzhen Xunlei retained 20% equity interest in Shenzhen Onething, and we no longer consolidate the financial results of Shenzhen Onething.

Notes:

(1)	Shenzhen Xunlei is a variable interest entity. Mr. Sean Shenglong Zou, our co-founder, Mr. Hao Cheng, our co-founder, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei’s equity interests, respectively.
(2)	The remaining 30% of the equity interest is owned by Mr. Hao Cheng.
(3)	The remaining 20% of the equity interest is owned by Henan Cultural Tourism Investment Group Co., Ltd.
(4)	Shenzhen Suqu is a variable interest entity. Shenzhen Zhiyi Wensi Consulting LLP(“Zhiyi Wensi”), and Shenzhen Zhilue Xinsi Consulting Co., Ltd.(“Zhilue Xinsi”) own 99% and 1% of Shenzhen Suqu’s equity interests, respectively. Zhiyi Wensi is a PRC limited liability partnership with (i) Zhilue Xinsi, as its general partner, holding a 5% partnership interest, and (ii) Mr. Kening Wu, as its limited partner, holding the remaining 95% partnership interest. Zhilue Xinsi is a PRC limited liability company whose registered shareholders are Mr. Kening Wu, our vice president, and Mr. Xiaosong Li, our director and vice president, holding 60% and 40% of the equity interests, respectively.

Contractual Arrangements with the Variable Interest Entities and their Respective Shareholders

The following is a summary of the contractual agreements with Shenzhen Xunlei and Shenzhen Suqu.

Contractual agreements with Shenzhen Xunlei

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

Agreements that transfer economic benefits to us

Exclusive technology support and services agreement

Pursuant to the exclusive technology support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology support and technology services related to all technologies needed for its business. Giganology Shenzhen exclusively owns any intellectual property rights resulting from the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. The supplemental agreement will expire in September 2035 and will be automatically renewed for a further period of ten years thereafter. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Shenzhen Xunlei.

Exclusive technology consulting and training agreement

Pursuant to the exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology consulting and training services related to its business. Giganology Shenzhen exclusively owns any intellectual property rights resulting from the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. The supplemental agreement will expire in September 2035 and will be automatically renewed for a further period of ten years thereafter. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Shenzhen Xunlei.

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

Contractual agreements with Shenzhen Suqu

Under our contractual arrangement applicable to Shenzhen Suqu, Shenzhen Suqu is held directly by one PRC limited liability company, namely, Shenzhen Zhilue Xinsi Consulting Co., Ltd. (“Zhilue Xinsi”) and one PRC limited liability partnership, namely, Shenzhen Zhiyi Wensi Consulting LLP (“Zhiyi Wensi”), among which, Zhiyi Wensi holds 99% of the equity interest in Shenzhen Suqu, and Zhilue Xinsi holds the remaining 1%. All equity interests in Shenzhen Suqu have been pledged to our WFOE, Xunlei Computer.

Zhiyi Wensi is a PRC limited liability partnership with (i) Zhilue Xinsi, as its general partner, holding a 5% partnership interest, and (ii) Mr. Kening Wu, as its limited partner, holding the remaining 95% partnership interest.

Zhilue Xinsi is a PRC limited liability company whose registered shareholders are Mr. Kening Wu and Mr. Xiaosong Li, holding 60% and 40% of the equity interests, respectively. Mr. Kening Wu is our vice president, and Mr. Xiaosong Li is our director and vice president.

Under such contractual arrangement, Xunlei Computer, on the one hand, and Shenzhen Suqu and the multiple layers of legal entities above Shenzhen Suqu, namely, Zhiyi Wensi and Zhilue Xinsi, as well as Mr. Kening Wu ang Mr. Xiaosong Li, on the other hand, have entered into the following contractual arrangements:

Loan agreements

Pursuant to the loan agreements entered into between Xunlei Computer, on the one hand, and each of Zhiyi Wensi, Zhilue Xinsi, Mr. Kening Wu and Mr. Xiaosong Li, on the other hand, Xunlei Computer provided interest‑free loans to each of them. Each borrower has applied the full amount of the relevant loan solely toward its capital contributions to Shenzhen Suqu, Zhiyi Wensi and Zhilue Xinsi, as applicable, in its capacity as a shareholder or partner.

The term of each loan is ten years from its effective date and will be automatically extended for additional ten‑year periods unless Xunlei Computer requires early repayment. The loans may only be repaid in the manner designated by Xunlei Computer, including, to the extent permitted under PRC laws, by transferring all equity interests or partnership interests held by the borrower in Shenzhen Suqu, Zhiyi Wensi or Zhilue Xinsi to Xunlei Computer or its designated person.

As of the date of this annual report, all loans under these agreements remain outstanding.

Exclusive option agreements

Pursuant to the exclusive option agreements entered into between Xunlei Computer, on the one hand, and Zhiyi Wensi, Zhilue Xinsi, Mr. Kening Wu and Mr. Xiaosong Li, on the other hand, Zhiyi Wensi, Zhilue Xinsi, Mr. Kening Wu and Mr. Xiaosong Li have irrevocably granted Xunlei Computer an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of their respective equity interests or partnership interests in Shenzhen Suqu, Zhiyi Wensi and Zhilue Xinsi, as applicable.

Xunlei Computer may exercise such option at any time at its sole discretion. The purchase price shall be RMB1.0 or the minimum price permitted under applicable PRC laws and regulations. Upon exercise of the option, each grantor is required to facilitate the transfer of the relevant equity interests or partnership interests, as applicable, including by entering into the equity or partnership interest transfer agreements in the agreed form and completing all necessary approval, filing and registration procedures.

These exclusive option agreements shall remain effective until all equity interests or partnership interests in Shenzhen Suqu, Zhiyi Wensi and Zhilue Xinsi have been transferred to Xunlei Computer or its designated person(s), unless earlier terminated by Xunlei Computer at its sole discretion.

Exclusive business cooperation agreement

Pursuant to the exclusive business cooperation agreements entered into between Xunlei Computer, on the one hand, and each of Shenzhen Suqu, Zhiyi Wensi and Zhilue Xinsi, on the other hand, each of Shenzhen Suqu, Zhiyi Wensi and Zhilue Xinsi has appointed Xunlei Computer as its sole and exclusive service provider to provide comprehensive technical support, business consulting and other related services. Each of Shenzhen Suqu, Zhiyi Wensi and Zhilue Xinsi has also agreed not to procure the same or similar services from any third party without Xunlei Computer’s prior written consent.

In consideration for such services, each of Shenzhen Suqu, Zhiyi Wensi and Zhilue Xinsi agrees to pay service fees on a quarterly basis in an amount determined by Xunlei Computer, which shall be not less than 90% of its quarterly net revenues after deducting recognized costs and expenses.

The exclusive business cooperation agreements further grant Xunlei Computer an exclusive right, to the extent permitted under PRC laws and regulations, to purchase all or part of the assets of Shenzhen Suqu, Zhiyi Wensi and Zhilue Xinsi at the lowest price permitted under applicable PRC laws. These agreements became effective upon execution and will remain effective indefinitely, unless terminated with Xunlei Computer’s prior written confirmation.

Powers of attorney

Pursuant to the irrevocable powers of attorney executed by Zhiyi Wensi, Zhilue Xinsi, Mr. Kening Wu and Mr. Xiaosong Li, each of Zhiyi Wensi, Zhilue Xinsi, Mr. Kening Wu and Mr. Xiaosong Li has irrevocably authorized Xunlei Computer (or its designated representative(s)) to act as its exclusive attorney‑in‑fact to exercise, to the extent permitted under applicable PRC laws, all shareholder rights, partner rights or other rights, as applicable, that it is entitled to with respect to Shenzhen Suqu, Zhiyi Wensi or Zhilue Xinsi.

Such authorized rights include, among others, attending shareholders’ or partners’ meetings, exercising all voting or decision‑making rights, selling, transferring, pledging or otherwise disposing of all or part of the relevant equity interests or partnership interests, and appointing or replacing the legal representative, directors, supervisors, senior management or other authorized representatives of Shenzhen Suqu, Zhiyi Wensi or Zhilue Xinsi, as applicable.

Each power of attorney is irrevocable and shall remain effective for so long as the relevant authorizing party directly or indirectly holds or controls any equity interests or partnership interests in Shenzhen Suqu, Zhiyi Wensi or Zhilue Xinsi, unless earlier terminated by Xunlei Computer at its sole discretion.

Equity pledge agreements

Under the equity pledge agreements, the shareholders or partners of Shenzhen Suqu, Zhiyi Wensi and Zhilue Xinsi, including Mr. Kening Wu and Mr. Xiaosong Li, have pledged all of their respective equity or partnership interests in these entities to Xunlei Computer.

The pledges secure performance of the relevant parties’ obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreements and powers of attorney. The equity pledges of Shenzhen Suqu and Zhilue Xinsi have been duly registered with the competent PRC governmental authorities, while the pledge of investment contributions in Zhiyi Wensi has not been registered due to the absence of applicable local registration guidelines.

Upon any breach of the secured obligations, Xunlei Computer is entitled, as pledgee, to enforce the pledges, including by disposing of the pledged interests.

In the opinion of Kewei Law Firm, our PRC legal counsel:

●	the ownership structures of the variable interest entities and our subsidiaries in China comply all applicable PRC laws and regulations currently in effect; and
●	the contractual arrangements among (i) Giganology Shenzhen, our PRC subsidiary, Shenzhen Xunlei and its shareholders and (ii) Xunlei Computer, our PRC subsidiary, Shenzhen Suqu, Zhilue Xinsi, Zhiyi Wensi and their respective shareholders or partners governed by PRC law are valid, binding and enforceable in accordance with the contractual arrangements’ terms, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.           Property, Plant and Equipment

Our principal executive offices are located at 3709 Baishi Road, Nanshan District, Shenzhen, 518000, the People’s Republic of China, which comprises approximately 65,000 square meters of construction space. Other than our proprietary offices in Shenzhen, we also lease offices in several cities including Shenzhen, Beijing, Shanghai, Guangzhou and Wuhan. All offices have a total floor area of approximately 15,538 square meters. We completed the construction of our headquarters building and relocated our principal executive offices to the new headquarters building at the address mentioned above in December 2022, and obtained the ownership certificate of the new headquarters building in March 2024. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. Our leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed upon expiration. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

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

A.           Operating Results

Overview

We operate a powerful internet platform in China based on cloud technology to enable our users to quickly access, store, manage and consume digital media content on the internet. We have expanded our products and services from PC-based devices to mobile devices in part through pre-installed acceleration plug-ins on mobile phones to further enlarge our user base and offer our users a wider range of access points. In addition, we provide a portfolio of synergistic products and services across cloud acceleration, blockchain and digital entertainment to enrich the lives of our internet users.

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

We generate revenues primarily through the following services:

●	Subscription services. We provide subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed 33.5% of our revenue in 2025. Subscription fees are duration-based and are primarily collected up-front from subscribers on a monthly, quarterly or annual basis.
●	Live-streaming and other services. We historically offer various live-streaming products, including video live-streaming and audio live-streaming domestically and internationally. We have ceased providing both audio and video live-streaming services in China, while we continue to provide audio live-streaming services in overseas markets. Other services primarily include other value-added services such as Xunlei online advertising, Hupu advertising services, online games, technical services, and rental service. Revenues from live-streaming and other services accounted for 36.8% of our total revenue in 2025.
●	Cloud computing services and products. We also provide cloud computing services to our customers, such as internet content providers, through our cost-efficient CDN services by crowdsourcing idle bandwidth from our users. In addition to the sales of our cloud computing services, we sold hardware devices. Revenues from cloud computing services and products contributed 29.7% of our revenue in 2025.

Our total revenues decreased from US$364.9 million in 2023 to US$324.4 million in 2024, but then increased to US$462.4 million in 2025. We had a net income attributable to Xunlei Limited of US$14.2 million in 2023, US$1.2 million in 2024 and US$1,048.3 million in 2025, respectively.

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

Our results of operations are also directly affected by a number of company-specific factors, including:

Our ability to continue to enhance and innovate our service offerings, including our mobile products.

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

Our results of operations depend on our ability to maintain our technology leadership, with innovations such as our mobile technology and our cloud acceleration technology. Our mobile technology allows users to access content from anywhere, and our cloud acceleration technology enables users to access content in an efficient manner. Our proprietary technology and highly scalable massive distributed computing network form our core competitive advantage, enabling us to deliver superior transmission acceleration services and enhanced user experience anywhere and with an efficient sort of acceleration. As part of our expansion strategy, we plan to devote substantial resources to research and development in order to better serve our users, particularly to our mobile products and services. Therefore, the expenses associated with our research and development are expected to increase in the near future.

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

Description of certain statement of operations items

Revenues

During 2023, 2024 and 2025, we derived our revenues primarily from subscription services, live-streaming and other services, and cloud computing services and products. Our live-streaming and other services consist primarily of live-streaming services, other value-added services, which mainly comprise online advertising services, online games and related distribution services, technical services, and rental service. The following table sets forth the amounts and percentages of our total revenues by nature for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Subscriptions	119,343	32.7	133,680	41.2	154,801	33.5
Live-streaming and other services(1)	122,157	33.5	86,141	26.6	170,158	36.8
Cloud computing services and products	123,411	33.8	104,584	32.2	137,451	29.7
Total	364,911	100.0	324,405	100.0	462,410	100.0

Note:

(1)	Previously reported as “live-streaming and other internet value-added services.” This represents revenues from various live-streaming products and other value-added services, such as online advertising, online games and technical services, and rental service.

Subscriptions. We generate revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a duration-based subscription fee. We offer two premium subscription packages at different price levels to cater to subscribers’ different demand for acceleration speed, cloud drive storage and user experience, which are becoming increasingly popular among our subscribers. Revenue from our subscription services increased from US$119.3 million in 2023 to US$133.7 million in 2024 and further increased to US$154.8 million in 2025. Our subscription revenue as a percentage of our total revenues increased from 32.7% in 2023 to 41.2% in 2024 and decreased to 33.5% in 2025.

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

Live-streaming and other services. Revenues from live-streaming and other services decreased from US$122.2 million in 2023 to US$86.1 million in 2024 and increased to US$170.2 million in 2025. Revenues from live-streaming and other services accounted for 33.5%, 26.6% and 36.8% of our total revenues in 2023, 2024 and 2025, respectively. We ceased the operations of our domestic audio live-streaming business in June 2023 and video live-streaming business in October 2024, and continue to offer audio live-streaming services in overseas markets.

Revenues from live-streaming and other services were generated primarily from our overseas audio live-streaming services, other value-added services such as Xunlei online advertising services, Hupu advertising services, online games and related distribution services, technical services, and rental service. For audio live-streaming services, users purchase virtual gifts from us and send the gifts they purchase to broadcasters while enjoying broadcasters’ performance. Our online advertising revenues are mainly derived from the advertising revenue sharing agreement we entered into with Itui, our largest shareholder. Hupu advertising services primarily include brand advertising and performance advertising, and Hupu contributed 4.4% of our total revenues from May 2025 to December 2025.

Cloud computing services and products. Revenues from cloud computing services and products decreased from US$123.4 million in 2023 to US$104.6 million in 2024 and increased to US$137.4 million in 2025. For cloud computing services, we recognize revenue when we provide bandwidth to our customers. Revenue from cloud computing services and products accounted for 33.8%, 32.2% and 29.7% of our total revenues in 2023, 2024 and 2025, respectively.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) revenue-sharing costs, (iii) payment handling charges and (iv) other costs including depreciation and amortization, impairment on intangible assets, cost of inventories sold, among others. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Bandwidth costs	112,522	30.8	101,632	31.3	142,827	30.9
Revenue-sharing costs	67,302	18.4	26,797	8.3	57,282	12.4
Payment handling charges	8,494	2.3	12,741	3.9	18,025	3.9
Other costs	12,331	3.4	14,397	4.4	24,752	5.4
Total	200,649	55.0	155,567	48.0	242,886	52.5

Bandwidth costs. Bandwidth costs consist of the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers and the fees we compensate users of our cloud computing hardware devices for the use of their idle uplink capacity. Bandwidth is a significant component of our cost of total revenues.

For details on our cloud computing services and products, see “Item 4. Information on the Company—B. Business Overview.”

Revenue-sharing costs. Revenue-sharing costs mainly represent the fees we pay to broadcasters and talent agencies for our live-streaming business.

Payment handling charges. Payment handling charges are the fees we pay to payment channels for subscription, live-streaming, online games and other paid services. Users can make payments for such services through third-party online, and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers used to make subscription payments through mobile phones. However, as mobile carriers generally charge higher handling fees than other channels, we have modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling charges as a percentage of revenues to increase as revenues from subscription and live-streaming businesses continue to grow, both of which rely heavily on third-party payment services.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) credit loss expenses/(write-back), net. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Research and development expenses	74,201	20.3	71,572	22.1	80,040	17.3
Sales and marketing expenses	43,509	11.9	44,842	13.8	86,260	18.7
General and administrative expenses	46,875	12.8	45,827	14.1	44,874	9.7
Credit loss expenses/(write-back), net	100	0.0	288	0.1	(262)	(0.1)
Total	164,685	45.0	162,529	50.1	210,912	45.6

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase in the future as we need to recruit and retain talents to develop new products and improve existing products, particularly our acceleration products and certain new initiatives.

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

Credit loss expenses/(write-back), net. Credit loss expenses/(write-back), net, primarily consist of credit losses allowances for accounts receivable, due from related parties and other receivables. The credit loss expenses in 2025 mainly represents accrual of credit loss allowance for certain receivables based on our assessment.

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

In January 2016, PRC government authorities further issued qualification criteria, application procedures and assessment processes for the qualification of HNTE. Each of Shenzhen Xunlei, Shenzhen Onething, Xunlei Computer and Shenzhen Wangwenhua possessed such HNTE certificate for the year ended December 31, 2025. As a result, these four entities are qualified to enjoy a preferential tax rate of 15% for the year ended December 31, 2025. The HNTE certificates possessed by Shenzhen Xunlei and Shenzhen Wangwenhua were renewed and are effective until October 2026. The HNTE certificates possessed by Shenzhen Onething and Xunlei Computer were renewed in December 2024 and are effective until December 2027. In addition, we acquired Hupu (Shanghai) Information Technology Co., Ltd. in 2025, which also possesses such HNTE certificate, effective until 2028.

Our other major subsidiaries or VIE’s subsidiaries in the PRC have been granted preferential tax treatment under China’s Small and Low-Profit Enterprise tax incentive program, and the remaining are subject to the statutory corporate income tax rate of 25%. According to the PRC Enterprise Income Tax Law and its implementation rules, foreign enterprises which have no commercial presence in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to a 10% PRC withholding tax (a further reduced withholding tax rate may be available according to the applicable double tax treaty or arrangement). The 10% withholding tax is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of December 31, 2023, 2024 and 2025, the directors of the companies decided to reinvest the retained earnings permanently in China and therefore no such withholding tax is required.

In addition, the PRC Enterprise Income Tax Law treats enterprises established outside the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. If a company is considered as a PRC resident enterprise for tax purposes, it would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income after January 1, 2008. As of December 31, 2025, our company had not accrued for PRC tax on such basis. Our company will continue to monitor its tax status.

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

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Total revenue, net of rebates and discounts	364,911	100.0	324,405	100.0	462,410	100.0
Business taxes and surcharge	(1,189)	(0.3)	(1,265)	(0.4)	(1,982)	(0.4)
Total net revenues	363,722	99.7	323,140	99.6	460,428	99.6
Cost of revenues	(200,649)	(55.0)	(155,567)	(48.0)	(242,886)	(52.5)
Gross profit	163,073	44.7	167,573	51.7	217,542	47.0
Research and development expenses	(74,201)	(20.3)	(71,572)	(22.1)	(80,040)	(17.3)
Sales and marketing expenses	(43,509)	(11.9)	(44,842)	(13.8)	(86,260)	(18.7)
General and administrative expenses	(46,875)	(12.8)	(45,827)	(14.1)	(44,874)	(9.7)
Credit loss (expenses)/write-back, net	(100)	(0.0)	(288)	(0.1)	262	0.1
Impairment of goodwill	—	—	(20,748)	(6.4)	—	—
Total operating expenses	(164,685)	(45.0)	(183,277)	(56.5)	(210,912)	(45.6)
Operating (loss)/income	(1,612)	(0.3)	(15,704)	(4.8)	6,630	1.4
Interest income	4,619	1.3	4,892	1.5	3,262	0.7
Interest expense	(1,514)	(0.4)	(728)	(0.2)	(1,698)	(0.4)
Other income, net	16,904	4.6	9,183	2.8	1,038,131	224.5
Income/(loss) before income tax	18,397	5.2	(2,357)	(0.7)	1,046,325	226.3
Income tax (expenses)/benefits	(4,131)	(1.1)	3,020	0.9	1,285	0.3
Net income for the year	14,266	4.1	663	0.2	1,047,610	226.6
Less: Net income/(loss) attributable to the non-controlling interest	41	—	(552)	(0.2)	(655)	(0.1)
Net income attributable to Xunlei Limited	14,225	4.1	1,215	0.4	1,048,265	226.7

Period to Period Comparison of Results of Operations

Year ended December 31, 2025 compared with year ended December 31, 2024

Revenues. Our total revenues increased by 42.5% from US$324.4 million in 2024 to US$462.4 million in 2025, primarily due to the increased revenues from all businesses.

•

Revenue from subscription services increased by 15.8% from US$133.7 million in 2024 to US$154.8 million in 2025, primarily due to the growing number of total subscribers, which increased from 6.38 million as of December 31, 2024 to 7.67 million as of December 31, 2025.

•

Revenues from live-streaming and other services increased by 97.5% from US$86.1 million in 2024 to US$170.2 million in 2025, primarily due to the growth of our overseas audio live-streaming businesses as well as advertising business mainly as a result of the acquisition of Hupu in May 2025.

•	Revenue from cloud computing services and products increased by 31.4% from US$104.6 million in 2024 to US$137.4 million in 2025, primarily due to the increased demand of our cloud computing service.

Cost of revenues. Our cost of revenues increased by 56.1% from US$155.6 million in 2024 to US$242.9 million in 2025, primarily attributable to the increased demand for our cloud computing services and increased revenue-sharing costs resulting from the growth of overseas audio live-streaming business.

Bandwidth costs. Our bandwidth costs increased by 40.5% from US$101.6 million in 2024 to US$142.8 million in 2025, primarily due to the increased demand for our cloud computing services, which was consistent with the increase in cloud computing revenues.

Revenue-sharing costs. Our revenue-sharing costs from live-streaming business increased by 113.8% from US$26.8 million in 2024 to US$57.3 million in 2025, primarily due to the growth of our overseas audio live-streaming business, which was consistent with the increase in live-streaming revenues.

Payment handling charges. Our payment handling charges increased by 41.5% from US$12.7 million in 2024 to US$18.0 million in 2025, primarily because of the increased demand for third-party payment service to collect fees from subscription and overseas live-streaming services, as well as the increased portion of overseas live-streaming which have higher payment handling charges.

Other costs. These costs increased by 71.9% from US$14.4 million in 2024 to US$24.8 million in 2025, primarily due to the increased depreciation charges of our leased assets

Gross profit. As a result of the above, our gross profit increased by 29.8% from US$167.6 million in 2024 to US$217.5 million in 2025. The increase was primarily attributable to the increased gross profit from our Xunlei segment, particularly from our subscription and overseas audio live-streaming businesses, as well as the gross profit contributed by the Hupu segment following its acquisition in May 2025.

Gross profit margin decreased from 51.7% in 2024 to 47.0% in 2025, primarily due to the decreased portion of subscription revenues to total revenues within our Xunlei segment, which have a higher gross profit margin, and the increased portion of our overseas live-streaming business and cloud computing within our Xunlei segment, which have lower gross profit margins, partially offset by the higher gross profit margin contribution from the Hupu segment following its acquisition in May 2025.

Research and development expenses. Our research and development expenses increased by 11.8% from US$71.6 million in 2024 to US$80.0 million in 2025, primarily due to the increased labor costs and share-based compensation as compared with the previous year.

Sales and marketing expenses. Our sales and marketing expenses increased by 92.4% from US$44.8 million in 2024 to US$86.3 million in 2025, primarily due to the expansion of our marketing campaign and related expenses incurred for our subscription and live-streaming businesses and increased labor costs.

General and administrative expenses. Our general and administrative expenses decreased by 2.1% from US$45.8 million in 2024 to US$44.9 million in 2025.

Credit loss expenses/(write-back), net. We recorded a credit amount of US$0.3 million in 2025 compared to a debit amount of US$0.3 million in 2024. The change was primarily due to a decrease in the allowance for receivables based on our assessment as of December 31, 2025.

Impairment of goodwill. We did not record any impairment of goodwill for the year ended December 31, 2025. An impairment of goodwill was identified and recorded in the fourth quarter of 2024 mainly as the financial performance of our cloud computing business declined significantly in late 2024, which was assessed to be a sustained trend that has been reflected in the estimated future results from this business in our annual impairment test performed as of December 31, 2024.

Operating expenses. Our operating expenses increased by 15.1% from US$183.3 million in 2024 to US$210.9 million in 2025, primarily due to the increased sales and marketing promotion expenses and labor costs.

Interest income. Our interest income decreased by 33.3% from US$4.9 million in 2024 to US$3.3 million in 2025, primarily due to the decreased interest income from time deposits with original maturities of three months or less.

Interest expense. Our interest expense increased by 133.2% from US$0.7 million in 2024 to US$1.7 million in 2025, primarily due to an increase in the average loan balance during this year in 2025 as compared to the prior year.

Other income, net. Our other income, net increased by 11,204.9% from US$9.2 million in 2024 to US$1,038.1 million in 2025, primarily due to the unrealized fair value gains from our long-term investment in Arashi Vision, which completed its initial public offering on the Shanghai Stock Exchange STAR Market in June 2025. As of December 31, 2025, we held approximately 7.8% equity interest in Arashi Vision. Following the listing, the investment is measured at fair value based on the quoted closing market price of Arashi Vision’s shares. This fair value measurement resulted in the recognition of significant unrealized gains in 2025. As a pre-IPO shareholder, we are subject to a statutory lock-up obligation under applicable PRC laws and regulations, which restricts us from transferring our shares for a period of one year from the date of the listing.

Income tax (expenses)/benefits. We had income tax benefits of US$1.3 million in 2025, compared with US$3.0 million in 2024. The income tax benefits in 2025 was primarily attributable to the liquidation of a VIE’s subsidiary. The benefit was partially offset by income tax expenses incurred by other entities within our group.

Net income. As a result of the above, there was a net income of US$1,047.6 million in 2025, as compared with a net income of US$0.7 million in 2024. The change was primarily driven by the increase in gross profit and other income, net during the year.

Net income attributable to Xunlei Limited. As a result of the above, we generated a net income attributable to Xunlei Limited of US$1,048.3 million in 2025 and a net income attributable to Xunlei Limited of US$1.2 million in 2024.

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenues. Our total revenues decreased by 11.1% from US$364.9 million in 2023 to US$324.4 million in 2024, primarily due to the decreased revenues from our cloud computing and live-streaming businesses.

●	Revenue from subscription services increased by 12.0% from US$119.3 million in 2023 to US$133.7 million in 2024, primarily due to the growing number of total subscribers, which increased from 5.99 million as of December 31, 2023, to 6.38 million as of December 31, 2024.
●	Revenue from cloud computing services and products decreased by 15.3% from US$123.4 million in 2023 to US$104.6 million in 2024, primarily due to the reduced sales of our cloud computing service and hardware devices.
●	Revenues from live-streaming and other services decreased by 29.5% from US$122.2 million in 2023 to US$86.1 million in 2024, primarily due to the downsizing of our domestic audio live-streaming operations since June 2023.

Cost of revenues. Our cost of revenues decreased by 22.5% from US$200.6 million in 2023 to US$155.6 million in 2024, primarily attributable to the decreased demand for our cloud computing services and reduced revenue-sharing costs resulting from the downsizing of our domestic audio live-streaming business.

Bandwidth costs. Our bandwidth costs decreased by 9.7% from US$112.5 million in 2023 to US$101.6 million in 2024, primarily due to the enhanced utilization efficiency and the decreased demand for our cloud computing services, which was consistent with the decrease in cloud computing revenues.

Revenue-sharing costs. Our revenue-sharing costs from live-streaming business decreased by 60.2% from US$67.3 million in 2023 to US$26.8 million in 2024, primarily due to the downsizing of our domestic audio live-streaming business, which led to the decline in live-streaming revenues as well as revenue-sharing costs.

Payment handling charges. Our payment handling charges increased by 50.0% from US$8.5 million in 2023 to US$12.7 million in 2024, primarily because of the increased demand for third-party payment service to collect fees from subscription and overseas live-streaming services, as well as the increased portion of overseas live-streaming which have higher payment handling charges.

Other costs. These costs increased by 16.8% from US$12.3 million in 2023 to US$14.4 million in 2024, primarily due to the increased depreciation charges of our leased assets.

Gross profit. As a result of the above, our gross profit increased by 2.8% from US$163.1 million in 2023 to US$167.6 million in 2024. The increase was primarily attributable to the increased proportion of subscription revenues to total revenues within our Xunlei segment, which have a higher gross profit margin, partially offset by the decreased gross profit from our cloud computing business within our Xunlei segment.

Gross profit margin increased from 44.7% in 2023 to 51.7% in 2024, primarily due to the impact from the downsizing of our domestic live-streaming business within our Xunlei segment, which has a lower gross profit margin, and an increased portion of subscription revenues to total revenues within our Xunlei segment, which has a higher gross profit margin.

Operating expenses. Our operating expenses increased by 11.3% from US$164.7 million in 2023 to US$183.3 million in 2024, primarily due to impairment of goodwill.

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

Credit loss expenses, net. We recorded a credit loss expenses, net of US$0.3 million in 2024, compared to US$0.1 million in 2023. The change was primarily due to an increase in the allowance for receivables based on our assessment as of December 31, 2024.

Impairment of goodwill. An impairment of goodwill of US$20.7 million was identified and recorded in the fourth quarter of 2024 mainly as the financial performance of our cloud computing business declined significantly in late 2024, which was assessed to be a sustained trend that has been reflected in the estimated future results from this business in our annual impairment test performed as of December 31, 2024.

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

SEGMENTS

Upon completion of the acquisition of Hupu in May 2025, the Group started to report results of operations in two segments: (i) Xunlei, for the pre-existing business, and (ii) Hupu, for the newly acquired business.

The following table sets forth our revenues by segment for the periods indicated, with inter-segment revenues eliminated in consolidation:

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Xunlei	364,911	100.0	324,405	100.0	442,289	95.6
Hupu(1)	—	—	—	—	20,121	4.4
Total	364,911	100.0	324,405	100.0	462,410	100.0

Notes:

(1) Revenue from Hupu is included in the “Live-streaming and other services” line item in the revenue by nature analysis. See “—Period to Period Comparison of Results of Operations” for a discussion of changes in total revenues, under the section entitled “—Revenues.”

During 2023 and 2024, all of our revenues were attributable to the Xunlei segment. For the year ended December 31, 2025, the Hupu segment contributed US$20.1 million, or 4.4%, of our total revenues.

The following table sets forth our segment operating results for the years ended December 31, 2025.

	For the year ended December 31, 2025
(In thousands US$)	Xunlei	Hupu	Total
Segment total revenues	442,289	20,121	462,410
Less:
Bandwidth costs	(141,866)	(961)	(142,827)
Employee benefits expenses	(107,594)	(7,010)	(114,604)
Advertising and market promotion expenses	(63,263)	(75)	(63,338)
Revenue-sharing costs	(57,282)	—	(57,282)
Share-based compensation expenses	(3,840)	—	(3,840)
Other expenses (1)	(66,837)	(7,127)	(73,964)
Segment income from operations	1,607	5,023	6,630

We also have retrospectively recast the segment financial information for the year ended December 31, 2023 and 2024 to conform to the new segment structure as below, the retrospective recast primarily involves reclassifying significant segment expenses and updating usage metrics. No changes were made to consolidated financial statements.

For the year ended December 31, 2024
(In thousands US$)	Xunlei
Segment total revenues	324,405
Less:
Bandwidth costs	(101,632)
Employee benefits expenses	(106,541)
Advertising and market promotion expenses	(29,783)
Revenue-sharing costs	(26,797)
Share-based compensation expenses	(2,453)
Other expenses (1)	(52,155)
Segment income from operations	5,044

For the year ended December 31, 2023
(In thousands US$)	Xunlei
Segment total revenues	364,911
Less:
Bandwidth costs	(112,522)
Employee benefits expenses	(101,373)
Advertising and market promotion expenses	(29,140)
Revenue-sharing costs	(67,302)
Share-based compensation expenses	(9,676)
Other expenses (1)	(46,510)
Segment loss from operations	(1,612)

Notes:

(1) Other expenses mainly comprised payment handling charges, depreciation and amortization charges, labor outsourcing expenses and professional service fees.

The following table presents the reconciliation from the segment (loss)/income from operations to the consolidated income/(loss) before income tax expenses for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
Segment (loss)/income from operations	(1,612)	5,044	6,630
Impairment of goodwill	—	(20,748)	—
Interest income	4,619	4,892	3,262
Interest expense	(1,514)	(728)	(1,698)
Other income, net	16,904	9,183	1,038,131
Income/(loss) before income taxes	18,397	(2,357)	1,046,325

Segment total revenues

Segment total revenues were US$364.9 million in 2023, US$324.4 million in 2024, and US$462.4 million in 2025, representing a decrease of 11.1% from 2023 to 2024 and an increase of 42.5% from 2024 to 2025.

Xunlei segment

Revenues from our Xunlei segment decreased by 11.1% from US$364.9 million in 2023 to US$324.4 million in 2024, primarily due to the decrease in cloud computing revenues resulting from heightened competition and pricing pressure, as well as the downsizing of our domestic live-streaming operations since June 2023, partially offset by the growth of our subscription business. Revenues from our Xunlei segment increased by 36.3% from US$324.4 million in 2024 to US$442.3 million in 2025, primarily due to the growth of our subscription and overseas audio live-streaming businesses.

Hupu segment

In May 2025, we completed the acquisition of Hupu. For the year ended December 31, 2025, the Hupu segment contributed US$20.1 million of revenues or contributed to the 4.4% of our total segment revenues in 2025.

Segment income from operations

Segment (loss)/income from operations went from a loss of US$1.6 million in 2023 to an income of US$5.0 million in 2024, and increased by 31.4% from an income of US$5.0 million in 2024 to an income of US$6.6 million in 2025.

Xunlei segment

Segment income from operations from our Xunlei segment went from a loss of US$1.6 million in 2023 to an income of US$5.0 million in 2024, primarily due to an increase in gross profit and gross profit margin, which was mainly driven by the increase in gross profit of our subscription business and the increased portion of subscription revenues to total revenues, as subscription services have a higher gross profit margin. Segment income from operations from our Xunlei segment decreased by 68.1% from US$5.0 million in 2024 to US$1.6 million in 2025, primarily due to a decrease in gross profit from our cloud computing business and an increase in operating expenses, partially offset by higher gross profit from our subscription and live-streaming businesses.

Hupu segment

In May 2025, we completed the acquisition of Hupu. For the year ended December 31, 2025, the Hupu segment contributed US$5.0 million of segment income from operations, which was the primary driver of the 31.4% increase in our total segment income from operations in 2025.

B.           Liquidity and Capital Resources

We have financed our operations primarily by using our existing internal cash reserves and borrowing bank loans. As of December 31, 2025, we had US$305.2 million in cash and cash equivalents and short-term investments, and we also had US$75.6 million outstanding bank loans.

We have incurred accounts receivable from the sales of cloud computing services and advertising revenue sharing with Itui, as well as from Hupu’s advertising services after it is acquired by us. Thus, the financials of our customers purchasing cloud computing services from us including Itui may affect our collection of accounts receivable. Any inability of customers of our cloud computing services, especially those that accounted for a significant percentage of our accounts receivable in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Giganology Shenzhen and Xunlei Computer currently have in place with Shenzhen Xunlei and Shenzhen Suqu, respectively, in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen or Xunlei Computer, as wholly foreign-owned enterprises in China, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen and Xunlei Computer are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, the variable interest are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, variable interest entities and their subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2025, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$175.0 million.

As an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the variable interest entities only through loans, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and government control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and variable interest entities and their subsidiaries or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or variable interest entities when needed. Notwithstanding the forgoing, our WFOEs may use their own retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to variable interest entities either through extended payment terms on amounts due to our WFOEs from variable interest entities, or via entrusted loans from our WFOEs to variable interest entities, or direct loans to their respective nominee shareholders, which would be contributed to the variable interest entity as capital injection. Such direct loans to the nominee shareholders would be eliminated in the consolidated financial statements against the VIE’s share capital.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands of US$)
Net cash generated from operating activities	25,716	30,976	32,479
Net cash used in investing activities	(23,898)	(21,913)	(99,096)
Net cash (used in)/generated from financing activities	(13,524)	(925)	45,480
Net (decrease)/increase in cash, cash equivalents and restricted cash	(11,706)	8,138	(21,137)
Cash, cash equivalents and restricted cash at the beginning of year	184,808	170,802	177,547
Effect of exchange rates on cash, cash equivalents, and restricted cash	(2,300)	(1,393)	1,416
Cash, cash equivalents and restricted cash at end of year	170,802	177,547	157,826

As of December 31, 2025, we had cash, cash equivalents and restricted cash of US$157.8 million in total, including RMB619.3 million (US$88.1 million) and US$3.3 million located within the PRC, of which RMB269.9 million (US$38.4 million) and US$0.6 million was held by the variable interest entities and their subsidiaries. We also had cash and cash equivalents of RMB0.2 million (US$25.8 thousand), US$62.4 million, HKD1.0 million (US$0.1 million), SGD4.8 million (US$3.7 million), PHP$8.2 million (US$138.8 thousand) and INR$62.9 million (US$3.7 thousand), JPY 340.0 thousand (US$2.2 thousand), MYR46.3 thousand (US$11.4 thousand) and TRY4.8 thousand (US$1.1 thousand) located outside of the PRC as of December 31, 2025.

Operating activities

Net cash generated from operating activities amounted to US$32.5 million in 2025, as compared to a net income of US$1,047.6 million. The difference between net cash generated from operating activities and net income was attributable to adjustments for certain non-cash income or expenses and net changes in working capital. Adjustments for non-cash income or expenses consisted principally net unrealized fair value gains of long-term investments of US$1,033.0 million, the share-based compensation expenses of US$3.8 million and depreciation of property and equipment of US$5.0 million. The net change in working capital was primarily due to (i) an increase in accounts receivable of US$27.4 million, which was in line with the increased revenues from cloud computing services, subscription services and live-streaming services, (ii) an increase in accrued liabilities and other payables of US$2.8 million, which was mainly due to the increase in payables for advertisements and tax levies; (iii) an increase in accounts payable of US$15.6 million, which was in line with the increase in bandwidth purchase for the cloud computing service, (iv) an increase in contract liabilities of US$3.6 million, which was in line with the increase in our subscription revenues, (v) a decrease in income tax payable of US$5.7 million, which was mainly due to the tax benefit from the liquidation of a VIE’s subsidiary.

Net cash generated from operating activities amounted to US$31.0 million in 2024, as compared to a net income of US$0.7 million. The difference between net cash generated from operating activities and net income was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of one-time impairment of goodwill of US$20.7 million, the share-based compensation expenses of US$2.5 million, and depreciation of property and equipment of US$4.7 million. The net change in working capital was primarily due to (i) an increase in accounts receivable of US$2.0 million, which was in line with the increased revenues from joint-subscription service, (ii) an increase in accrued liabilities and other payables of US$5.4 million, which was mainly due to an increase in payables for advertisements and tax levies; (iii) an increase in contract liabilities of US$3.6 million, which was in line with the increase in our subscription revenues, (iv) an increase in income tax payable of US$3.1 million, which was mainly due to the increase in taxable profit, and (v) an increase in deferred tax assets of US$10.1 million, which was primarily attributable to the tax benefit from investment loss in a subsidiary under liquidation.

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

Investing activities

Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, purchases of intangibles assets, acquisition of long-term investments, payments to purchase and payments received upon maturity of short-term investments such as treasury products.

Net cash used in investing activities was US$99.1 million in 2025, primarily attributable to purchases of short-term investments of US$601.8 million and net cash paid for a business combination of US$52.1 million, partially offset by maturities of short-term investments of US$566.3 million.

Net cash used in investing activities was US$21.9 million in 2024, primarily attributable to our purchase of short-term investments of US$479.5 million and purchase of property and plant of US$8.0 million , while partially offset by maturities of short-term investments of US$470.2 million.

Net cash used in investing activities amounted to US$23.9 million in 2023, primarily attributable to proceeds from collection upon maturities of short-term investments of US$360.7 million, which was partially offset by our purchase of short-term investments of US$378.2 million.

Financing activities

Net cash generated from financing activities was US$45.5 million in 2025, which was attributable to the proceeds from bank borrowings of US$62.5 million, while offset by the repayment of bank borrowings of US$16.1 million.

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

Capital expenditures

Our capital expenditures primarily consist of purchasing servers or other equipment for our business operations and payment for construction of our headquarters office building. We made capital expenditures of US$4.0 million, US$8.0 million, and US$5.3 million in 2023, 2024 and 2025, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

Our contractual obligations mainly include bandwidth lease obligations. The following table sets forth our contractual obligations as of December 31, 2025.

		Less than			Over 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of US$)
Bandwidth lease obligations	39	39	—	—	—
Total	39	39	—	—	—

As of December 31, 2025, we had unconditional purchase obligations for bandwidth that had not been recognized in the amount of US$39 thousand.

Long term debt obligations

Our long term debt obligations primarily consist of bank borrowings and estimated interest payments. The interest rate of our long term loan is calculated based on the loan prime rate minus 45 or 10 basis points. The bank borrowings will be due according to the following schedule:

		Less than
	Total	1 year	1-3 years

	(in thousands of US$)
Bank borrowings obligations	41,970	3,557	38,413
Estimated interest payment obligations	1,860	1,046	814
Total	43,830	4,603	39,227

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

C.           Research and Development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2025, we had a team of 536 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position in the market, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Valuation of intangible assets acquired in business combinations

We account for business combinations using the acquisition method, which requires us to allocate purchase consideration to tangible assets acquired, liabilities assumed, and identifiable intangible assets based on their estimated fair values as of the acquisition date. The excess of purchase consideration over the fair value of net identifiable assets is recorded as goodwill. The determination of fair values, particularly for intangible assets, requires significant estimates and assumptions about future events and market conditions.

In May 2025, we completed the acquisition of Hupu, a leading sports media and data platform in China, which resulted in the recognition of identifiable intangible assets totaling approximately US$29.7 million, comprised of customer relationships of approximately US$17.4 million, brand name of approximately US$10.0 million, and technology of approximately US$2.3 million. The remaining excess of purchase consideration over the fair value of the net identifiable assets acquired was recorded as goodwill of approximately US$38.5 million.

We used the multi-period excess earnings method to estimate the fair value of acquired customer relationships, which was determined as the present value of the excess earnings attributable to the asset after deducting returns on contributory assets, at a discount rate of 19.5%. For the acquired brand name and technology, the relief-from-royalty method was applied, using royalty rates of 5.0% and 3.0%, respectively, and the fair values were estimated as the present value of the after-tax royalty savings at discount rates of 19.5%. Other key assumptions included forecasted revenue growth rates ranging from 2.0% to 6.8% and a customer attrition rate of approximately 10.0% per annum for the customer relationships. We engaged an independent valuation firm to assist with these determinations. Changes in these assumptions could materially affect the fair values of the acquired intangible assets and resulting goodwill, and could also affect future amortization charges and impairment assessments.

See Notes 2(c), 3, and 12 to our consolidated financial statements for further details.

Impairment assessment of goodwill

Goodwill is not amortized but is tested for impairment annually as of December 31, or more frequently if events or circumstances indicate potential impairment. For each reporting unit, we may elect to first assess qualitative factors to determine whether it is more likely than not that fair value is less than carrying amount, or we may proceed directly to a quantitative test. Under the quantitative test, the reporting unit’s estimated fair value is compared to its carrying amount, and an impairment loss is recognized to the extent carrying amount exceeds fair value.

As of December 31, 2025, our goodwill balance of approximately US$39.2 million was entirely attributable to the acquisition of Hupu. We determined that Hupu constitutes a single reporting unit and performed a quantitative impairment assessment using a discounted cash flow model based on cash flow projections over a five-year forecast period. Significant assumptions included:

●	Revenue forecasts: 3.7%-4.6% over the forecast period, developed based on Hupu’s historical operating performance, expected trends in the online advertising market, and management’s expectations regarding user engagement initiatives and business synergies with us;
●	Operating margins: 31.5%-33.1% over the forecast period, based on Hupu’s historical cost structure and anticipated operating efficiencies;
●	Discount rate: A weighted average cost of capital (“WACC”) of 19.0%, estimated using market participant data including an analysis of comparable companies in the technology, media, and telecommunications sector, reflecting the risk profile of Hupu’s expected cash flows;
●	Terminal growth rate: 2.0%, determined with reference to the long-term expected inflation rate in the People’s Republic of China.

The estimated fair value exceeded carrying amount by approximately 7.5%, indicating that Hupu’s goodwill is at heightened risk of future impairment. The fair value would approximate carrying amount under either of the following scenarios, with all other assumptions held constant: (i) an increase in the discount rate of approximately 1.5 percentage points, or (ii) a reduction in projected revenue growth rates of approximately 2.0 percentage points. Because the acquisition was completed only seven months prior to the testing date, cash flow projections are based on limited operating history under our ownership and are inherently uncertain.

As our market capitalization was below our consolidated net book value as of December 31, 2025, we also performed a reconciliation of the aggregate estimated fair values of our reporting units to our market capitalization. Based on the impairment test and reconciliation, we concluded that no goodwill impairment was recognized for the year ended December 31, 2025. Changes in circumstances or assumptions — including revenue or margin underperformance, adverse market conditions, or unfavorable changes in discount rates — could cause the estimated fair value to decline below carrying amount and result in a material impairment charge in future periods.

We performed an annual qualitative impairment assessment for the goodwill relating to the Group as a whole, an impairment of US$20.7 million was made for the year ended December 31, 2024.

See Notes 2 (k) and 13 to the consolidated financial statements for information regarding goodwill.

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Li	50	Chairman and Chief Executive Officer
Yubo Zhang	49	Director and President
Peng Shi	38	Director
Hui Duan	46	Director
Xiaosong Li	43	Director
Jenny Wenjie Wu	51	Independent Director
He Huang	48	Independent Director
Naijiang (Eric) Zhou	63	Chief Financial Officer

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

Ms. Wenjie Wu is currently the president of Approaching.AI and has been serving as our independent director since June 2014. She is currently also an independent non-executive director of Kingsoft Corporation Limited (3888.HK) and an independent non-executive Director of Dida Inc. (Stock Code: 02559). Ms. Wu served as an independent non-executive Director of Aquila Acquisition Corporation (Stock Code: 07836) from February 2024 to March 2025. Since 2003, Ms. Wu served as the chief investment officer of New Hope Group, the founding and managing partner of Baidu Capital, deputy chief financial officer, chief financial officer and chief strategy officer of Ctrip.com, a company listed on NASDAQ (ticker: CTRP), an equity research analyst covering China internet and media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited, and Manager of Operation Department in China Merchants Holdings (International) Company Limited, a company listed on the Stock Exchange (stock code: 0144) in sequence. Ms. Wu has a Ph.D. degree in Finance from the University of Hong Kong, a master’s degree in Finance from the Hong Kong University of Science and Technology, and both a master’s degree and a bachelor’s degree in Economics from Nankai University, China. Ms. Wu has been a Chartered Financial Analyst (CFA) since 2004.

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

Mr. Naijiang (Eric) Zhou has been serving as our chief financial officer since September 2017. Mr. Zhou has extensive experience covering corporate finance, financial planning and analysis, and investment research and management in the U.S. and China. Prior to joining Xunlei, Mr. Zhou was an interim chief financial officer and senior vice president at ChinaCache International Holdings Limited. Previously, Mr. Zhou had served in various roles, including the chief financial officer at Sutor Technology Group Limited, an equity research analyst at Roth Capital Partners, a principal financial planner at American Electric Power and a senior research analyst at U.S. Global Investors. He obtained a bachelor’s degree with honors in Petroleum Management Engineering from China Petroleum University, and both MBA in Finance and Ph.D. in Interdisciplinary Energy and Mineral Resources from the University of Texas at Austin. Mr. Zhou is a CFA charter holder.

B.           Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately US$1.3 million in cash to our executive officers, and we paid approximately US$0.2 million in cash compensation to our non-executive directors. In addition, we paid approximately US$0.3 million in pension, housing funds, transportation subsidies and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan and restricted share grants outside the share incentive plan, see “—Share Incentive Plan.”

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

As of March 31, 2026, 9,163,550 restricted share units were granted and outstanding under the 2020 Plan. The following paragraphs summarize the terms of the 2020 Plan.

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

The following table summarizes the awards granted to our executive officers and directors under our stock incentive plans that are outstanding and excludes awards that were forfeited or canceled as of March 31, 2026.

	Number of restricted	Exercise price
Name	share units awarded (1)	(US$/share)	Date of grant	Date of expiration
Jinbo Li	6,693,040	—	May 25, 2021	—
Yubo Zhang	6,693,040	—	May 25, 2021	—
	9,725,750	—	March 13, 2023	—
Naijiang (Eric) Zhou	800,000	—	March 1, 2018	—
Jenny Wenjie Wu	40,000	—	June 23, 2014	—
	20,000	—	April 13, 2018	—
	45,000	—	April 29, 2021	—
Peng Shi	600,000	—	August 1, 2021	—
	1,800,000	—	August 6, 2025	—
Xiaosong Li	500,000	—	January 1, 2024	—
	1,300,000	—	August 6, 2025	—
(1)	The number in this column does not include the common shares issued to the grantee upon vesting of restricted shares.

As of March 31, 2026, our employees other than directors and executive officers as a group held 6,196,885 outstanding restricted shares and restricted share units that remain unvested. These restricted shares and restricted share units were granted on various dates between June 2023 and March 2026.

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

D.           Employees

As of December 31, 2023, 2024 and 2025, we had 1,215, 1,216 and 1,306 employees, respectively. The following table sets forth the number of our employees by function as of December 31, 2025:

Function	Number
Research and development	855
Sales and marketing	332
General administration	194
Total	1,306

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

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2026 held by:

●	each of our current directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our common shares.

Percentage of beneficial ownership is based on 318,268,921 total outstanding common shares as of March 31, 2026, excluding (i) 45,843,590 common shares that are reserved for bulk issuance upon the exercise or vesting of awards granted under our share incentive plan, or repurchased by our company but not yet canceled, and (ii) 10,889,429 common shares, consisting of 2,177,885 ADSs (representing 10,889,425 common shares) and 4 common shares held by Leading Advice Holding Limited, a share incentive awards holding platform).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%†
Directors and executive officers**:
Jinbo Li(1)	139,711,519	43.9%
Yubo Zhang(2)	16,506,460	5.2%
Peng Shi	900,000	0.3%
Jenny Wenjie Wu	94,870	0.0%
Hui Duan	—	—
Xiaosong Li	333,335	0.1%
He Huang	—	—
Naijiang (Eric) Zhou	598,110	0.2%
All directors and executive officers as group	158,144,294	49.7%
Principal shareholders:
Itui International Inc.(3)	133,018,479	41.8%
Sean Shenglong Zou(4)	17,156,036	5.4%

Notes:

*

The business addresses of Mr. Jinbo Li, Mr. Yubo Zhang, Mr. Naijiang (Eric) Zhou, Mr. Peng Shi, Ms. Jenny Wenjie Wu, Mr. Hui Duan and Mr. Xiaosong Li are 3709 Baishi Road, Nanshan District, Shenzhen, 518000, the People’s Republic of China. The business address of Mr. He Huang is Room 601, Jianxiang Building, 8 Qijiahuozi, Chaoyang District, Beijing, 100029, the People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2026, by the sum of (i) the total number of outstanding common shares as of March 31, 2026, and (ii) the number of common shares underlying share options, restricted shares, restricted share units and warrants held by such person or group that are exercisable within 60 days of March 31, 2026.

(1)	Mr. Jinbo Li, through his holding vehicle, owns 14.4% of the total outstanding shares (equal to 45.7% of the total voting power of all outstanding shares) of Itui International Inc., which in turn owns 101,820,239 common shares and 6,239,648 ADSs of our company. In addition, 6,693,040 common shares are beneficially owned by Mr. Li. By virtue of his controlling interest in Itui International Inc. and the common shares directly held by him in our company, Mr. Jinbo Li is deemed to beneficial own 139,711,519 common shares of our company.
(2)	Represents 16,506,460 common shares in the form of 3,301,292 ADSs directly held by Mr. Yubo Zhang.
(3)	Represents 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc., a limited liability company incorporated under the laws of the Cayman Islands. Mr. Jinbo Li, our chairman and chief executive officer, through his holding vehicle, owns 14.4% of the total outstanding shares (equal to 45.7% of the total voting power of all outstanding shares) of Itui International Inc. Best Ventures Limited, formerly known as Xiaomi Ventures Limited, owns 16.3% of the total outstanding shares of Itui International Inc. and has a veto right in determining how the voting power of Itui International Inc. should be exercised when Itui International Inc. votes as a shareholder of our company on certain matters in relation to our company. As a result, Mr. Jinbo Li and Best Ventures Limited are deemed to be beneficial owners of, and share voting and dispositive power over, 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc. Best Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange (Stock Code: 1810). The business address of Best Ventures Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Itui International Inc. is Room 407, 4/F, Taixing Building, 11 Huayuan East Road, Haidian District, Beijing, the People’s Republic of China.
(4)	Represents (i) 7,929,106 common shares (1,585,821 of which are represented by ADSs) directly held by Vantage Point Global Limited, a British Virgin Islands company, and (ii) 9,226,930 common shares (1,845,386 of which are represented by ADSs) directly held by Eagle Spirit LLC, a Delaware limited liability company. Vantage Point Global Limited is wholly owned by Choice & Chance Limited, which is wholly owned by Mr. Zou with Mr. Zou as a director. Mr. Zou indirectly holds all voting and investment powers of Vantage Point Global Limited and its assets. Eagle Spirit LLC is wholly owned by a United States irrevocable trust with Mr. Zou as the settlor and Mr. Zou is the sole director of Eagle Spirit LLC. Mr. Zou indirectly holds the voting power and investment power of all of the common shares held by Eagle Spirit LLC.

To our knowledge, as of March 31, 2026, 273,181,664 of our outstanding common shares were held by two record holders in the United States including 273,181,660 common shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of our common shares held by JPMorgan Chase Bank, N.A. include 10,889,425 common shares representing 2,177,885 ADSs held for purposes of our share incentive plan and 45,843,590 common shares (i) reserved for bulk issuance of ADSs for future issuance upon the exercise or vesting of awards granted under our share incentive plan, and (ii) repurchased by our company but not yet canceled. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.           Related Party Transactions

Contractual arrangements with the variable interest entities and their respective shareholders

Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we conduct our primarily operations in China principally through a series of contractual arrangements with the variable interest entities and their respective shareholders in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

For the years ended December 31, 2023, 2024 and 2025, the aggregate amount of the fees that have been incurred by Shenzhen Xunlei for the technology development services and the software license provided by Xunlei Computer under the framework agreement was US$12.4 million, US$12.2 million and US$11.0 million, respectively.

Transactions with Xiaomi

Xunlei Accelerator Mobile Pre-installed Services Agreement. In 2014, we entered into a Xunlei Accelerator Mobile Pre-installed Services Agreement, or the Pre-installed Services Agreement, with Beijing Xiaomi Mobile Software Co., Ltd., or Beijing Xiaomi, a company controlled by one of our indirect shareholders, Best Ventures Limited. Under this agreement, Xiaomi phones were pre-installed with our mobile acceleration applications, and certain Xiaomi group companies agreed to share with us a portion of the advertising revenue generated through the pre-installed application as compensation for our technology solution services. The agreement has been renewed with different Xiaomi group companies over time and remains in effect. In 2025, we recognized a revenue of US$0.6 million from Shenzhen Xiaomi. As of December 31, 2025, the amount of outstanding revenue from Shenzhen Xiaomi was US$0.4 million.

Cloud Computing Service Agreement. We entered into an agreement with Xiaomi Inc., in April 2019 and renewed every year to provide cloud computing services at market prices based on the actual usage. Xiaomi Inc. is a company controlled by one of our indirect shareholders, Best Ventures Limited. In 2025, our total cloud computing service revenue was US$5.4 million from Xiaomi Inc. As of December 31, 2025, the amount of outstanding cloud computing service revenue was US$1.6 million from Xiaomi Inc.

Xiaomi Mobile Terminal Pre-installation and Software License Agreement. In 2025, we entered into a terminal pre-installation and software license agreement with Shenzhen Xiaomi Information Technology Co., Ltd. (“Shenzhen Xiaomi”), a subsidiary of Xiaomi Corporation, pursuant to which we will pay Shenzhen Xiaomi a fee for each effective pre-installation of our software on certain Redmi device models. In 2025, we recognized pre-installation expenses of US$1.9 million from Shenzhen Xiaomi. As of December 31, 2025, no outstanding balance remained.

Transactions with Itui International Inc.

Advertising Services Agreement. In May 2020, we entered into a user traffic monetization agreement with Itui Online, a company controlled by Itui, our largest shareholder. Pursuant to the agreement, Itui Online will be responsible for operating our advertising services and share a portion of revenue generated from placing advertisements on our PC websites and mobile platform. The agreement has a term of one year and is renewable on a yearly basis. In 2025, we recognized a net revenue of US$10.0 million from placing advertisements on our PC websites and mobile platform from Itui Online. As of December 31, 2025, the amount of outstanding advertising services revenue from Itui was US$10.4 million.

Cloud Computing Service Agreement. We entered into an agreement with Beijing Itui Technology Co., Ltd. (“Beijing Itui”), a company controlled by Itui, our largest shareholder, in July 2019 to provide cloud computing services at market prices. The agreement is renewed every year and the price may be adjusted semi-annually. In 2025, we generated cloud computing services revenue of US$93.1 thousand from Beijing Itui. As of December 31, 2025, the amount of outstanding cloud computing service revenue from Beijing Itui was US$86.5 thousand.

Term Loan Agreement. In September 2021, we approved to provide a term loan in the amount of US$20.0 million to CHIZZ (HK) LIMITED, a company controlled by Itui, our largest shareholder. The loan has a term of two years and the interest of the loan is 3% per annum. In September 2023, the loan was extended for another two years and the interest of the loan is 5.1% per annum. Our audit committee had also approved the transaction. In September 2025, we approved a further extension of maturity date of the loan by additional two years, during which the annual interest rate will remain at 5.1%. Our audit committee had also approved the transaction. As of December 31, 2025, the term loan remained unpaid.

C.           Interests of Experts and Counsel

Not applicable.

Item 8.   Financial Information

A.           Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We have been involved in legal proceedings related to our business from time to time and expect to continue to be involved in such proceedings in the future. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Internet services and content providers such as ours are frequently involved in litigation based on intellectual property-related claims. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—The intellectual property protection mechanism we have implemented may not always be effective or sufficient. Certain services we provide to our users have exposed us to and may continue to expose us to copyright infringement claims and other related claims. Any damage awards, injunctive relief and/or court orders could materially and adversely affect our existing business model, divert our management’s attention and adversely impact our business and reputation.”

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

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

United States Federal Income Tax Considerations

The following discussion is a summary of the United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, any minimum tax considerations, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of the ADSs or common shares. The following summary does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances or to persons in special tax situations such as:

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code, or applicable U.S. Treasury Regulations.

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

Passive Foreign Investment Company Considerations

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will very likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entity, but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements.

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

A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are currently listed on Nasdaq Global Select Market. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the Nasdaq Global Select Market. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will very likely be classified as a PFIC for our current taxable year. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC income tax treaty, or the Treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or common shares.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will very likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or common shares under their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will very likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will very likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-United States subsidiaries or variable interest entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries or variable interest entities.

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

F.           Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and conversion of foreign currencies into Renminbi require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. A majority of our revenues and expenses of our subsidiaries, and the consolidated variable interest entities and their subsidiaries are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. In addition, our financing activities have been denominated mainly in U.S. dollars while the interest bearing loan we borrowed for the construction of our headquarters building is denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents and short-term investments of RMB1,130.2 million, HKD-denominated cash and cash equivalents of HKD0.1 million, USD-denominated cash, cash equivalents and short-term investments of US$140.4 million, SGD-denominated cash and cash equivalents of SGD4.8 million,PHP-denominated cash and cash equivalents of 8.2 million, and INR-denominated cash and cash equivalents of INR62.9 million, JPY-denominated cash and cash equivalents of 340.0 thousand, MYR-denominated cash and cash equivalents of 46.3 thousand and TRY-denominated cash and cash equivalents of 4.8 thousand. We also had RMB-denominated restricted cash of RMB5.7 million. Assuming we had converted RMB1,135.9 million into U.S. dollars at the exchange rate of RMB7.0288 for US$1.00 on December 31, 2025 released by the State Administration of Foreign Exchange of the PRC, our U.S. dollar cash balance would have had a US$161.6 million increase. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have had a US$146.9 million increases instead. Assuming we had converted US$140.4 million into Renminbi at the exchange rate of RMB7.0288 for US$1.00 on December 31, 2025 released by the State Administration of Foreign Exchange of the PRC, our Renminbi cash balance would have had a RMB986.8 million increase. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have had a RMB1,085.4 million increase instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for our expenses incurred in connection with the establishment of our ADS facility including, investor relations expenses, roadshow expenses, legal fees, stock exchange listing fees or any direct or indirect expenses incurred in connection with the establishment of the facility. The depositary has also agreed to provide additional reimbursements to us based on the applicable performance indicators relating to our ADS facility, including ADS issuance and cancellation fees, cash dividend fees and depositary servicing fees. In addition, the depositary has agreed to waive the issuance fees for ADSs issued (i) in connection with our follow-on equity offerings, (ii) to our founders and senior management, and (iii) in connection with our employee incentive plans. In 2025, reimbursement from JPMorgan Chase Bank, N.A. was US$0.5 million (after withholding tax).

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-1 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.      Reserved

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

Our chairman and chief executive officer, Mr. Jinbo Li, currently also serves as the chairman and chief executive officer of Itui International Inc., our shareholder holding approximately 41.8% of our outstanding share capital as of March 31, 2026. Mr. Jinbo Li is the founder and a shareholder of Itui International Inc. Section III of our code of business conduct and ethics provides that no employee shall serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of our company. Employees must obtain prior approval from the board of directors before accepting any such board or committee position. Our company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate. Section III also provides that no employee may have any financial interest (ownership or otherwise) in any other business or entity if such interest requires the employee to devote time to it during such employee’s working hours at our company. On April 11, 2020, our board of directors granted Mr. Jinbo Li a waiver from compliance with the above provisions of our code of business conduct and ethics so that Mr. Jinbo Li is able to simultaneously serve as the chairman and the chief executive officer at both our company and Itui International Inc.

Item 16C.   Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2024		2025
Audit fees(1)	US$	742,690	US$	879,508
Audit-related fees(2)	US$	2,813		—
All other fees(3)		—		—

Notes:

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.
(2)	“Audit-related fees” represents the aggregate fees incurred in each of the fiscal years listed as a result of our principal auditors’ issuance of consent letter related to our registration of securities on Form S-8.
(3)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in “audit fees” and “audit-related fees” above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor as described above.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 4, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our shares until June 2025. The table below is a summary of the shares repurchased by us in 2025 under this share repurchase program, all of which were repurchased in the open market.

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of the Publicly	Be Purchased
Period	ADSs Purchased	Per ADS	Announced Plan	Under the Plan
January 2, 2025 - January 31, 2025	430,262	2.18	3,261,267	13,505,048
February 1, 2025 - February 28, 2025	4,677	2.51	3,265,944	13,493,292
Total	434,939	2.19	3,265,944	13,493,292

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

Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The practices of our home country, the Cayman Islands, do not require us to hold annual shareholders meetings every year. We have elected to adopt this practice and did not hold an annual meeting of shareholders for fiscal year 2025. We have not decided whether or not to hold annual shareholders meetings in the future.

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

Item 18.   Financial Statements

The consolidated financial statements of Xunlei Limited, its subsidiaries and the variable interest entities and their subsidiaries are included at the end of this annual report.

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

2.4*	Description of securities
4.1	Second Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form S-8 (file no. 333-281272) filed with the SEC on August 6, 2024)
4.2

Form of indemnification agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.3

Form of employment agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)

4.4

English translation of business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, dated November 15, 2006, as amended on March 1, 2012 and further amended on September 29, 2016 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 20, 2017)

4.5

English translation of equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei dated November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.6

English translation of power of attorney between Giganology Shenzhen and Shenglong Zou, dated May 10, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.7

English translation of power of attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.8

English translation of power of attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.9

English translation of power of attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.10

English translation of power of attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.11*

English translation of exclusive technical support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006, March 10, 2014 and September 15, 2025

4.12*

English translation of exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, dated September 16, 2005, as amended on November 15, 2006, March 10, 2014 and September 15, 2025

4.13

English translation of proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, dated March 1, 2012 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333 - 196221) filed with the SEC on May 23, 2014)

Exhibit Number	Description of Document
4.14

English translation of intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei dated March 1, 2012, as amended on March 10, 2014 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.15

English translation of loan agreement among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, dated December 22, 2010, as amended on March 1, 2012 and March 10, 2014 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.16

English translation of loan agreement between Giganology Shenzhen and Sean Shenglong Zou, dated May 10, 2011, as amended on March 1, 2012 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-196221) filed with the SEC on May 23, 2014)

4.17

English translation of the Facility Agreement dated September 9, 2021 between CHIZZ (HK) LIMITED and Xunlei Network Technologies Limited (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.18

English translation of the Supplementary Agreement to Proprietary Technology License Agreement dated March 1, 2022 between Giganology (Shenzhen) Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd. (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.19

English translation of Power of Attorney between Giganology Shenzhen and Shenglong Zou, dated May 11, 2021 (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.20

English translation of Power of Attorney between Giganology Shenzhen and Hao Cheng, dated May 10, 2021 (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.21

English translation of Power of Attorney between Giganology Shenzhen and Fang Wang, dated May 10, 2021 (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.22

English translation of Power of Attorney between Giganology Shenzhen and Jianming Shi, dated May 10, 2021 (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.23

English translation of Power of Attorney between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., dated May 10, 2021 (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.24

English translation of technology development and software license framework agreement between Shenzhen Xunlei and Xunlei Computer dated January 1, 2020 (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 28, 2022)

4.25

Supplemental Facility Agreement dated September 14, 2023 between CHIZZ (HK) LIMITED and Xunlei Network Technologies Limited (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 23, 2024)

4.26

English translation of the merger agreement dated January 26, 2025 among by and among Shenzhen Suqu Network Technology Co., Ltd., Shanghai Kuanghui Network Technology Co., Ltd., and the shareholders of Shanghai Kuanghui Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 24, 2025)

4.27

English translation of the credit agreement dated July 9, 2024 between Shenzhen Xunlei Network Technology Co., Ltd. and China Merchants Bank Shenzhen Branch (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 24, 2025)

4.28

English translation of the Technology Development and Software License Framework Agreement dated January 1, 2025 between Xunlei Computer (Shenzhen) Co., Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd. (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 24, 2025)

4.29*	English translation of the Certificate of Credit Line dated April 27, 2025 between Bank of Ningbo Co., Ltd. and Shenzhen Xunlei Networking Technologies Co., Ltd.

Exhibit Number	Description of Document
4.30*	English translation of the Credit Agreement dated August 13, 2025 between China Merchants Bank Shenzhen Branch and Shenzhen Xunlei Networking Technologies Co., Ltd.
4.31*	English translation of the Credit Line Agreement dated May 12, 2025 between Shenzhen Xunlei Networking Technologies Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., Shenzhen Branch
4.32*

Equity Transfer Agreement entered into by and among Shenzhen Onething Technology Co., Ltd., Shenzhen Xunlei Networking Technologies Co., Ltd., Wuhan Kingsoft Cloud Information Technology Co., Ltd. and Shenzhen Xinghan Zhilian Technology Co., Ltd., among others, dated March 3, 2026

4.33*

Shareholders’ Agreement entered into by and among Shenzhen Onething Technology Co., Ltd., Shenzhen Xunlei Networking Technologies Co., Ltd., Wuhan Kingsoft Cloud Information Technology Co., Ltd. and Shenzhen Xinghan Zhilian Technology Co., Ltd., among others, dated March 3, 2026

4.34*	English translation of loan agreement between Xunlei Computer (Shenzhen) Co., Ltd. and Mr. Kening Wu dated February 27, 2025
4.35*	English translation of loan agreement between Xunlei Computer (Shenzhen) Co., Ltd. and Mr. Xiaosong Li dated February 27, 2025
4.36*	English translation of loan agreement between Xunlei Computer (Shenzhen) Co., Ltd. and Mr. Kening Wu dated February 20, 2025
4.37*	English translation of the exclusive option agreement by and among Xunlei Computer (Shenzhen) Co., Ltd., Mr. Xiaosong Li and Shenzhen Zhilue Xinsi Consulting Co., Ltd. dated February 27, 2025
4.38*	English translation of the exclusive option agreement by and among Xunlei Computer (Shenzhen) Co., Ltd., Mr. Kening Wu and Shenzhen Zhilue Xinsi Consulting Co., Ltd. dated February 27, 2025
4.39*

English translation of the exclusive option agreement by and among Xunlei Computer (Shenzhen) Co., Ltd., Mr. Kening Wu and Shenzhen Zhiyi Wensi Consulting Partnership (Limited Partnership) dated February 20, 2022

4.40*	English translation of the exclusive business cooperation agreement by and between Xunlei Computer (Shenzhen) Co., Ltd. and Shenzhen Suqu Network Technology Co., Ltd. dated May 1, 2022
4.41*

English translation of the exclusive business cooperation agreement by and between Xunlei Computer (Shenzhen) Co., Ltd. and Shenzhen Zhiyi Wensi Consulting Partnership (Limited Partnership) dated May 1, 2022

4.42*	English translation of the exclusive business cooperation agreement by and between Xunlei Computer (Shenzhen) Co., Ltd. and Shenzhen Zhilue Xinsi Consulting Co., Ltd. dated May 1, 2022
4.43*	English translation of the equity pledge agreement by and among Xunlei Computer (Shenzhen) Co., Ltd., Mr. Xiaosong Li and Shenzhen Zhilue Xinsi Consulting Co., Ltd. dated February 27, 2025
4.44*	English translation of the equity pledge agreement by and among Xunlei Computer (Shenzhen) Co., Ltd., Mr. Kening Wu and Shenzhen Zhilue Xinsi Consulting Co., Ltd. dated February 27, 2025
4.45*

English translation of the partnership interest pledge agreement by and among Xunlei Computer (Shenzhen) Co., Ltd., Mr. Kening Wu and Shenzhen Zhiyi Wensi Consulting Partnership (Limited Partnership) dated February 20, 2025

4.46*	English translation of the power of attorney by Mr. Kening Wu dated February 27, 2025
4.47*	English translation of the power of attorney by Mr. Xiaosong Li dated February 27, 2025
4.48*	English translation of the power of attorney by Mr. Kening Wu dated February 20, 2025
8.1*	List of principal subsidiaries, the VIEs and principal subsidiaries of the VIEs of the Registrant
11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-196221) filed with the SEC on June 12, 2014)
11.2

Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 24, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Kewei Law Firm
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

Exhibit Number	Description of Document
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (file no. 001-35224) filed with the SEC on April 23, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xunlei Limited

By:	/s/ Jinbo Li
	Name:	Jinbo Li
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 28, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Xunlei Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Xunlei Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of intangible assets acquired in connection with the acquisition of Hupu

As described in Note 3 to the consolidated financial statements, in May 2025, the Company completed the acquisition of Shanghai Kuanghui Network Technology Co., Ltd., which operates Hupu, a sports media and data platform in China, it resulted in the recognition of identifiable intangible assets comprised of: customer relationships of approximately US$17.4 million, brand name of approximately US$10.0 million, and technology of approximately US$2.3 million. Management applied significant judgment in determining the fair values of the acquired intangible assets, including the selection of appropriate valuation methods and the use of significant assumptions. The significant assumptions used in the fair value estimates included, among others, forecasted revenue growth rates and customer attrition rate for the customer relationships intangible asset, forecasted revenue growth rates and royalty rates for the brand name and technology intangible assets, and the discount rates applied to all intangible assets. Management engaged an independent valuation firm to assist with the determination of the fair values of the intangible assets acquired.

The principal considerations for our determination that performing procedures relating to the valuation of intangible assets acquired in connection with the acquisition of Hupu is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the acquired intangible assets, including the selection of valuation methods and the significant assumptions used in the valuation models, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s estimates; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting in connection with the business combination, including controls over management’s identification and valuation of the intangible assets and controls over the development of the significant assumptions used in the valuation models. These procedures also included, among others, (i) reading the purchase agreement; (ii) evaluating the competence, capability and objectivity of the independent valuation expert engaged by management; (iii) evaluating the appropriateness of the valuation methods used; (iv) testing the completeness, accuracy and relevance of the underlying data used in the valuations; and (v) evaluating the reasonableness of the significant assumptions used by management, including the forecasted revenue growth rates, customer attrition rate and discount rate for the customer relationships intangible asset, and forecasted revenue growth rates, royalty rates and discount rate for the brand and technology intangible assets, by considering the past performance of Hupu, the consistency with external market and industry data, and the current and expected conditions in the digital advertising and sports media markets in China. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation methods and the reasonableness of certain significant assumptions, including the royalty rates and discount rates used by management in estimating the fair values of the acquired intangible assets as of the acquisition date.

Hupu goodwill impairment assessment

As described in Notes 3 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance relating to the acquisition of Hupu was approximately US$39.2 million as of December 31, 2025. Management performed a goodwill impairment test to compare the estimated fair value of the Hupu reporting unit to its carrying value, using a discounted cash flow (“DCF”) model as of December 31, 2025. The DCF model is derived from long-term cash flow projections prepared by management which include significant judgments and assumptions relating to revenue forecast, operating margins, the discount rate, and the terminal growth rate. As described in Note 13 to the consolidated financial statements, the Company’s market capitalization, based on the public trading price of its equity securities, was below its consolidated net book value as of December 31, 2025, and management performed a reconciliation of the aggregate estimated fair values of the Company’s reporting units to the Company’s market capitalization. As a result of the impairment test and related reconciliation, management determined that the estimated fair value of the Hupu reporting unit exceeded carrying value and therefore no goodwill impairment was recognized for the year ended December 31, 2025.

The principal considerations for our determination that performing procedures relating to Hupu goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the Hupu reporting unit and market capitalization reconciling items; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions and the market capitalization reconciliation; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Hupu reporting unit and the reconciliation to market capitalization. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the DCF model and the reconciliation; (iii) testing the completeness, accuracy, and relevance of underlying data used in the DCF model and the reconciliation; (iv) evaluating the reasonableness of significant assumptions used by management related to revenue forecast, operating margins, the discount rate, and the terminal growth rate; and (v) evaluating the reasonableness of the items used in management’s reconciliation of the DCF-based fair value estimate to the Company’s market capitalization. Evaluating management’s significant assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the historical performance of Hupu; (ii) the consistency with relevant market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company’s DCF model and reasonableness of certain significant assumptions, including the discount rate and the terminal growth rate, and the reasonableness of management’s market capitalization reconciliation.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 28, 2026

We have served as the Company’s auditor since 2014.

Xunlei Limited

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars (“US$”),		As of	As of
except for number of shares and per share data)	Note	December 31, 2024	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	4	177,329	157,020
Short-term investments	5	110,209	148,155
Accounts receivable, net (Allowance for current expected credit losses of US$1,258 and US$1,471 as of December 31, 2024 and 2025, respectively)	6	32,662	68,413
Inventories	7	1,255	403
Due from related parties (Allowance for current expected credit losses of US$691 and US$334 as of December 31, 2024 and 2025, respectively)	24	31,519	12,832
Prepayments and other current assets (Allowance for current expected credit losses and impairment of US$6,223 and US$5,516 as of December 31, 2024 and 2025, respectively)	8	10,058	12,850
Total current assets		363,032	399,673

Non-current assets:
Long-term investments	9	30,599	1,070,596
Deferred tax assets	22	10,528	10,083
Property and equipment, net	10	55,430	54,784
Operating lease assets	11	450	1,943
Intangible assets, net	12	8,310	32,722
Goodwill	2(k), 13	—	39,164
Due from a related party (Allowance for current expected credit losses of nil and US$174 as of December 31, 2024 and 2025, respectively)	24	—	19,826
Long-term prepayments and other assets	8	5,334	2,326
Restricted cash	2(e)	218	806
Total assets		473,901	1,631,923

Liabilities

Current liabilities (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of US$185,762 and US$256,407 as of December 31, 2024 and 2025, respectively)

Accounts payable		22,964	41,965
Due to related parties	24	17	8
Contract liabilities, current portion	14	39,936	43,107
Income tax payable		9,386	4,340
Accrued liabilities and other payables	15	52,093	81,334
Short-term borrowings and current portion of long-term borrowings	16	2,087	37,209
Lease liabilities	11	253	487
Total current liabilities.		126,736	208,450

Xunlei Limited

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands of United States dollars (“US$”),		As of	As of
except for number of shares and per share data)	Note	December 31, 2024	December 31, 2025
Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$97,997 and US$119,707 as of December 31, 2024 and 2025, respectively)
Contract liabilities	14	458	1,624
Deferred tax liabilities	22	1,154	6,138
Long-term borrowings	16	27,127	38,413
Other long-term payables	15	480	3,530
Lease liabilities	11	161	1,251
Total liabilities		156,116	259,406
Commitments and contingencies	26
Equity
Common shares (375,001,940 shares issued and 307,351,196 shares outstanding as of December 31, 2024; 375,001,940 shares issued and 314,277,001 shares outstanding as of December 31, 2025)	17	77	78
Treasury shares (67,650,744 shares and 60,724,939 shares as of December 31, 2024 and 2025, respectively)		16	15
Additional paid-in-capital		477,244	480,133
Statutory reserves		8,718	9,687
Accumulated other comprehensive loss		(21,694)	(17,413)
(Accumulated deficits)/retained earnings		(146,305)	900,991
Total Xunlei Limited’s shareholders’ equity		318,056	1,373,491
Non-controlling interests		(271)	(974)
Total liabilities and shareholders’ equity		473,901	1,631,923

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts expressed in thousands of US$,		Years ended December 31,
except for number of shares and per share data)	Note	2023	2024	2025
Net revenues
Total revenues, net of rebates and discounts (including transactions with related parties of US$17,270, US$15,963 and US$16,309 for the years ended December 31, 2023, 2024 and 2025, respectively)	2(p), 2(x)	364,911	324,405	462,410
Taxes and surcharges		(1,189)	(1,265)	(1,982)
Net revenues		363,722	323,140	460,428
Costs of revenues (including transactions with related parties of US$39, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	20	(200,649)	(155,567)	(242,886)
Gross profit		163,073	167,573	217,542
Operating expenses
Research and development expenses		(74,201)	(71,572)	(80,040)
Sales and marketing expenses		(43,509)	(44,842)	(86,260)
General and administrative expenses		(46,875)	(45,827)	(44,874)
Impairment of goodwill		—	(20,748)	—
Credit loss (expenses)/write-back, net		(100)	(288)	262
Total operating expenses		(164,685)	(183,277)	(210,912)
Operating (loss)/income		(1,612)	(15,704)	6,630
Interest income		4,619	4,892	3,262
Interest expense		(1,514)	(728)	(1,698)
Other income, net	21	16,904	9,183	1,038,131
Income/(loss) before income taxes		18,397	(2,357)	1,046,325
Income tax (expenses)/benefits	22	(4,131)	3,020	1,285
Net income for the year		14,266	663	1,047,610
Less: net income/(loss) attributable to the non-controlling interests		41	(552)	(655)
Net income attributable to Xunlei Limited		14,225	1,215	1,048,265

Net income for the year		14,266	663	1,047,610
Other comprehensive (loss)/income: Currency translation adjustments, net of tax		(4,203)	(2,749)	4,233
Comprehensive income/(loss)		10,063	(2,086)	1,051,843
Less: comprehensive income/(loss) attributable to non-controlling interests		83	(520)	(703)
Comprehensive income/(loss) attributable to Xunlei Limited		9,980	(1,566)	1,052,546

Income per share for common shares
Basic	23	0.0436	0.0038	3.3659
Diluted	23	0.0435	0.0038	3.3125

Weighted average number of common shares used in calculating
Basic	23	326,390,687	318,758,374	311,440,748
Diluted	23	326,849,502	319,146,281	316,458,713

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Changes in Shareholders’ Equity

										Total
								Accumulated	(Accumulated	Xunlei
					Additional			other	deficits)/	Limited’s		Non-
(Amounts expressed in thousands of US$, except for	Common shares		Treasury stock		paid-in		Statutory	comprehensive	retained	shareholders’		controlling	Total
number of shares and per share data)	Shares	Amount	Shares	Amount	capital		reserves	loss	earnings	equity		interest	equity
Balance at January 1, 2023	325,047,736	81	49,954,204	12	477,495		7,036	(14,668)	(160,063)	309,893		(1,472)	308,421

Repurchase of common shares	(13,037,345)	(3)	13,037,345	3	(4,687)		—	—	—	(4,687)		—	(4,687)
Share-based compensation	—	—	—	—	9,676		—	—	—	9,676		—	9,676
Restricted shares vested	11,515,165	3	(11,515,165)	(3)	—		—	—	—	—		—	—
Appropriation of statutory reserves	—	—	—	—	—		1,106	—	(1,106)	—		—	—
Net income	—	—	—	—	—		—	—	14,225	14,225		41	14,266
Currency translation adjustments	—	—	—	—	—		—	(4,245)	—	(4,245)		42	(4,203)
Balance at December 31, 2023	323,525,556	81	51,476,384	12	482,484		8,142	(18,913)	(146,944)	324,862		(1,389)	323,473

Repurchase of common shares	(20,858,895)	(5)	20,858,895	5	(7,693)		—	—	—	(7,693)		—	(7,693)
Share-based compensation	—	—	—	—	2,453		—	—	—	2,453		—	2,453
Restricted shares vested	4,684,535	1	(4,684,535)	(1)	—		—	—	—	—		—	—
Appropriation of statutory reserves	—	—	—	—	—		576	—	(576)	—		—	—
Acquisition of a subsidiary	—	—	—	—	—		—	—	—	—		1,638	1,638
Net income	—	—	—	—	—		—	—	1,215	1,215		(552)	663
Currency translation adjustments	—	—	—	—	—		—	(2,781)	—	(2,781)		32	(2,749)
Balance at December 31, 2024	307,351,196	77	67,650,744	16	477,244		8,718	(21,694)	(146,305)	318,056		(271)	317,785

Repurchase of common shares	(2,174,695)	(1)	2,174,695	1	(951)		—	—	—	(951)		—	(951)
Share-based compensation	—	—	—	—	3,840		—	—	—	3,840		—	3,840
Restricted shares vested	9,100,500	2	(9,100,500)	(2)	—		—	—	—	—		—	—
Appropriation of statutory reserves	—	—	—	—	—		969	—	(969)	—		—	—
Net income	—	—	—	—	—		—	—	1,048,265	1,048,265		(655)	1,047,610
Currency translation adjustments	—	—	—	—	—		—	4,281	—	4,281		(48)	4,233
Others	—	—	—	—	—	*	—	—	—	—	*	—	—	*
Balance at December 31, 2025	314,277,001	78	60,724,939	15	480,133		9,687	(17,413)	900,991	1,373,491		(974)	1,372,517

* Absolute value is less than US$1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited

Consolidated Statements of Cash Flows

(Amounts expressed in thousands of US$ except for	Years ended December 31,
number of shares and per share data)	2023	2024	2025
Cash flows from operating activities
Net income for the year	14,266	663	1,047,610
Adjustments to reconcile net income to net cash generated from operating activities
— Depreciation of property and equipment	4,427	4,686	4,970
— Amortization of intangible assets	1,101	1,808	3,519
— Amortization of operating lease assets	551	434	1,046
— Credit loss expenses/(write-back), net	100	288	(262)
— Losses/(gains) on disposal of property and equipment	1	(82)	74
— Gains on modification of operating leases	(33)	—	(30)
— Share-based compensation expenses	9,676	2,453	3,840
— Net unrealized investment income from short-term investments	(1,390)	(1,078)	(378)
— Impairment of property and equipment	1,146	—	—
— Impairment of intangible assets	—	—	2,515
— Write-downs of inventories	—	25	470
— Impairment of goodwill	—	20,748	—
— Impairment on long-term investments	—	1,407	996
— Fair value changes on long-term investments	—	—	(1,032,989)
— Gains from disposal of long-term investments and subsidiaries	(24)	(861)	(1,128)
— Interest expense accrued on long-term payables	93	93	93
— Deferred income taxes	(428)	(10,068)	(2,876)
Changes in operating assets and liabilities:
— Accounts receivable	(1,997)	(2,037)	(27,371)
— Prepayments and other assets	(408)	290	(3,945)
— Due from/to related parties	(1,665)	734	(464)
— Accounts payable	(598)	(1,519)	15,596
— Inventories	(1,804)	925	387
— Contract liabilities	(1,954)	3,575	3,564
— Income tax payable	904	3,080	(5,706)
— Accrued liabilities and other payables	3,134	5,437	22,781
— Lease liabilities	618	(25)	167
Net cash generated from operating activities	25,716	30,976	32,479

Cash flows from investing activities
Purchase of short-term investments	(378,162)	(479,453)	(601,847)
Proceeds from collection upon maturities of short-term investments	360,735	470,245	566,297
Purchase of property and equipment	(3,992)	(8,026)	(5,349)
Purchase of intangible assets	(499)	(322)	(447)
Payments for long-term investments	(1,418)	(3,103)	(3,225)
Cash paid for a business combination, net of cash acquired	—	(2,125)	(52,134)
Proceeds from disposal of property and equipment	15	114	155
Proceeds from disposal of long-term investments	22	2,300	—
Repayment/(payment) of loans to employees	(599)	(978)	396
Loan to third parties	—	(565)	—
Payments for disposal of subsidiaries	—	—	(2,942)
Net cash used in investing activities	(23,898)	(21,913)	(99,096)

Cash flows from financing activities
Repurchase of common shares	(4,687)	(7,693)	(951)
Proceeds from bank borrowings	4,254	33,387	62,537
Repayment of bank borrowings	(13,091)	(26,619)	(16,106)
Net cash (used in)/generated from financing activities	(13,524)	(925)	45,480

Net (decrease)/increase in cash, cash equivalents and restricted cash	(11,706)	8,138	(21,137)
Effect of exchange rates on cash and cash equivalents, and restricted cash	(2,300)	(1,393)	1,416
Cash and cash equivalents at beginning of the year	177,154	170,802	177,329
Restricted cash at beginning of the year	7,654	—	218
Cash, cash equivalents and restricted cash at beginning of the year	184,808	170,802	177,547
Cash and cash equivalents at end of the year	170,802	177,329	157,020
Restricted cash at end of year	—	218	806
Cash, cash equivalents and restricted cash at end of the year	170,802	177,547	157,826

Supplemental disclosure of cash flow information
Income tax paid	2,532	4,200	4,221
Interest paid	1,376	578	1,178
Non-cash investing and financing activities
— Purchase of property and equipment in form of other payables	148	32	130
— Acquisition of operating lease assets	275	324	1,586
— Addition of long-term investments in form of other payables	—	696	2,350
— Unpaid cash consideration for acquisition	—	—	12,733

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

These consolidated financial statements include the financial statements of the Company, its subsidiaries, the variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”). As of December 31, 2025, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

				% of direct
				or indirect
	Place of	Period of		economic
Name of entities	incorporation	incorporation	Relationship	ownership	Principal activities
Xunlei Network Technologies Limited	British Virgin Islands	February 2011	Subsidiary	100%	Investment holding

Xunlei Network Technologies Limited	Hong Kong	March 2011	Subsidiary	100%	Investment holding

Giganology (Shenzhen) Co., Ltd. (“Giganology Shenzhen”)	PRC	June 2005	Subsidiary	100%	Investment holding

Xunlei Computer (Shenzhen) Co., Ltd. (“Xunlei Computer”)	PRC	November 2011	Subsidiary	100%	Investment holding

Shenzhen Xunlei Networking Technologies Co., Ltd. (“Shenzhen Xunlei”)	People’s Republic of China (“PRC”)	January 2003	VIE	100%	Membership subscription and investment holding

Shenzhen Suqu Network Technology Co., Ltd. (“Shenzhen Suqu”)	PRC	October 2021	VIE	100%	Investment holding

Shenzhen Onething Technologies Co., Ltd. (“Shenzhen Onething”)	PRC	September 2013	VIE’s subsidiary	70 (Note b, 28)%	Cloud computing services

Jiangxi Node Technology Service Co., Ltd. (“Jiangxi Node”)	PRC	July 2020	VIE’s subsidiary	100%	Cloud computing services

Shanghai Kuanghui Network Technology Co., Ltd. (“Shanghai Kuanghui”) (Note 3)	PRC	June 2013	VIE’s subsidiary	100%	Online advertising

Hupu (Shanghai) Information Technology Co., Ltd. (“Hupu Information”)	PRC	September 2021	VIE’s subsidiary	100%	Online advertising

Funi. Pte. Ltd.	Singapore	April 2021	Subsidiary	100%	Live streaming

Fuconnect. Pte. Ltd.	Singapore	February 2022	Subsidiary	100%	Live streaming

Note:

(a)	The English names of the PRC companies represent management’s translation of the Chinese names of these companies as they have not adopted formal English names.
(b)	As of December 31, 2025, the remaining 30% of the equity interest was owned by certain plan participants or share incentive awards holding platforms under the employee share incentive plan, see Note 19 for details.

The Group engages primarily in the provision of premium downloading services to its members, sales of bandwidth, platforms for live streaming services and other services.

To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide online services and hold Internet Content Provider (“ICP”) license, the Group mainly conducts its business through the VIEs and their subsidiaries in the PRC.

Through the various contractual agreements, the Company as the primary beneficiary received all of the economic benefits and residual interest and absorbed all of the risks and expected losses from VIEs. As such, the Company consolidates the financial statements of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements in accordance with the presentation as stated in Note 2(b).

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

The following is a summary of the contractual agreements entered into by and among the Company, Shenzhen Xunlei and legal registered shareholders of Shenzhen Xunlei:

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

For the Exclusive Technology Support and Services Agreement and the Exclusive Technology Consulting and Training Agreement, as provided in the supplemental agreements, the term of these agreements will expire in September 2035 and will be automatically renewed for a further period of ten years thereafter. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Shenzhen Xunlei.

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

The principal agreements amongst the Shenzhen Suqu, the relevant subsidiaries and VIE shareholders that provide the Company with the power to direct the activities that most significantly impact the economic performance of Shenzhen Suqu and its subsidiaries and provide the Company with economic benefits of Shenzhen Suqu and its subsidiaries contains substantially the same terms as described above other than (i) the agreements that enable the Company to direct the activities most significantly affect Shenzhen Suqu’s economic performance is limited to the Equity Pledge Agreement, and (ii) the agreements that transfer economic benefits from Shenzhen Suqu to the Company is limited to the Exclusive Business Cooperation Agreement.

Risks related to VIE structure

A significant part of the Group’s business is conducted through VIEs, of which the Company is the primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

Risks related to VIE structure (Continued)

In addition, it is possible that the contracts among the Company’s subsidiaries, the VIEs and shareholders of VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. The Group’s operations also depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. In the event that the Group was unable to enforce these contractual arrangements, the Group would not be able to exert effective control over the affected VIEs. Consequently, such VIEs’ results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be severely adversely affected. The Group’s contractual arrangements with respect to VIEs are approved and in place. The Group’s management believes that such contracts constitute valid and legally binding obligations of each party to such contractual arrangements under the PRC laws, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Group’s operations and contractual relationships would find the contracts to be unenforceable.

The following financial information of the consolidated VIEs was included in the accompanying consolidated financial statements, before elimination of balances with the Company and its subsidiaries, as of and for the years ended:

	As of December 31,
(In thousands)	2024	2025
Current assets:
Cash and cash equivalents	42,514	38,892
Short-term investments	14,484	18,229
Accounts receivable, net	27,221	59,970
Amount due from group companies	5,500	3,941
Due from related parties	11,532	12,531
Inventories	1,251	401
Prepayments and other current assets	3,810	6,912
Total current assets	106,312	140,876
Non-current assets:
Long-term investments	6,570	7,104
Property and equipment, net	55,307	54,579
Operating lease assets	450	1,943
Intangible assets, net	4,901	32,722
Deferred tax assets	9,873	8,666
Goodwill	—	39,164
Long-term prepayments and other assets	2,532	2,317
Restricted cash	218	806
Total assets	186,163	288,177
Current liabilities:
Accounts payable	19,330	37,365
Due to related parties	17	8
Amount due to group companies	84,476	83,918
Contract liabilities	36,827	41,662
Income tax payable	6,430	815
Accrued liabilities and other payables	36,342	54,943
Short-term borrowings and current portion of long-term borrowings	2,087	37,209
Lease liabilities, current portion	253	487
Total current liabilities	185,762	256,407
Non‑current liabilities:
Contract liabilities	458	1,624
Deferred tax liabilities	870	5,991
Amount due to group companies	68,901	68,898
Long-term borrowings	27,127	38,413
Lease liabilities	161	1,251
Other long-term payables	480	3,530
Total liabilities	283,759	376,114

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

1.            Organization and nature of operations (Continued)

Risks related to VIE structure (Continued)

	Years ended December 31,
(In thousands)	2023	2024	2025
Inter-company revenues	—	294	2,416
Third-party revenues	330,860	256,150	336,047
Third-party costs of revenues	(177,060)	(113,684)	(161,678)
Inter-company operating expenses	(12,896)	(12,695)	(11,558)
Third-party operating expenses	(139,613)	(146,261)	(161,111)
Net income/(loss) attributable to Xunlei Limited	6,995	(8,532)	7,658

	Years ended December 31,
(In thousands)	2023	2024	2025
Purchases of goods and services from group companies	—	—	(29,486)
Sales of goods and services to group companies	217	504	2,913
Other operating activities with external parties	27,634	29,803	28,942
Net cash generated from operating activities	27,851	30,307	2,369
Repayment of loans from group companies	—	342	—
Other investing activities with external parties	(21,985)	(10,433)	(70,526)
Net cash used in investing activities	(21,985)	(10,091)	(70,526)
Loans from group companies	437	7,003	60,248
Repayment of loans to group companies	(19,285)	(28,028)	(42,164)
Other financing activities with external parties	(8,837)	6,768	46,431
Net cash (used in)/generated financing activities	(27,685)	(14,257)	64,515

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could differ materially from these estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include allowance for credit losses, valuation allowance of deferred tax assets, impairment assessment of goodwill and valuation of intangible assets acquired in business combination.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(b)          Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs for which the Company is the primary beneficiary and its subsidiaries. All transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

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

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of comprehensive income/(loss) as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of the Company.

(c)          Business combinations

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to generate economic benefit as business combinations. The Group allocates the purchase price of the acquisition to the tangible assets and identifiable intangible assets acquired based on their estimated fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the purchase price over those fair values is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive income/(loss). Acquisition-related costs are expensed as incurred.

(d)          Foreign currency translation

The Company’s reporting and functional currency is the United States Dollar (“US$”). The functional currency of other subsidiaries, the VIEs and VIEs’ subsidiaries located in the Mainland China is the Renminbi (“RMB”), and the functional currency of other subsidiaries located outside the Mainland China is the US$. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates prevailing at the balance sheet date. The resulting exchange gains and losses from foreign currency transactions are included in “Other income, net” within the consolidated statements of comprehensive income/(loss).

The Company uses the monthly average exchange rate for the year and the exchange rates at the balance sheet date to translate the operating results and financial position, respectively, of its subsidiaries whose functional currency is other than the US$. The resulting translation differences are recorded in cumulated translation adjustments, a component of shareholders’ equity.

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

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash represented the cash balance on deposit as required by the court for ongoing litigations as of December 31, 2025.

(f)           Short-term investments

Short-term investments include deposits placed with banks with original maturities of more than three months but within one year and investments in wealth management products.

Wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions. In accordance with ASC 825 Financial Instruments, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss). Interest generated from short-term investments are recorded when interest payments are received at the maturity date. It is recorded as “Other income, net” on the consolidated statements of comprehensive income/(loss) and measured based on the actual amount of interest the Group received.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(i)           Long-term investments

The Group holds investments in publicly traded companies, privately-held companies and private equity funds.

Equity investments in publicly traded companies are reported at fair value as equity investment with readily determinable fair value. Unrealized gains and losses for the years ended December 31, 2023, 2024 and 2025 are recognized in “Other income, net”.

For investments in common stock or in-substance common stock issued by privately-held companies over which the Group does not have significant influence and without readily determinable fair value, the Group has elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Management evaluates the impairment of long-term equity investments at the end of each reporting period based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings when the evaluation indicates that the investment is impaired, and the fair value is less than the carrying amount. The impairment amount equals the difference between the carrying amount and its fair value, and the fair value becomes the new cost basis of investment.

Equity investments in private equity funds, over which the Group does not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient in ASC Topic 820 (“NAV practical expedient”).

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

	Estimated useful lives	Residual rate
Office building	20 years	5%
Building decoration	10 years	5%
Servers and network equipment	2-5 years	5%
Computer equipment	5 years	5%
Furniture, fixtures and office equipment	3-5 years	5%
Motor vehicles	5 years	5%
Leasehold improvements	Shorter of lease term or 3 years	—

Repair and maintenance costs are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized. Upon sale or disposal, gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss), the cost and related accumulated depreciation are removed from the consolidated balance sheets.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(k)           Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually and more frequently if indicators of impairment exist.

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

Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Customer relationships	10 years
Brand name	15 years
Technology	5 years
Land use rights	30 years
Audio-visual license	9 years
Acquired computer software	5 years

Land use rights represent lease prepayments to the local government authorities, which were identified as operating lease assets upon adoption of ASC 842 on January 1, 2019.

(m)          Impairment of long-lived assets

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

Lessees shall follow the requirements to classify most leases as either financing or operating using principles similar to previous lease accounting. In the statement of comprehensive income/(loss), a lessee shall present both of the following: a) for finance leases, the interest expense on the lease liability and amortization of the operating lease asset are not required to be presented as separate line items and shall be presented in a manner consistent with how the entity presents other interest expense and depreciation or amortization of similar assets, respectively; b) for operating leases, lease expense shall be included in the lessee’s income from operations.

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

(ii)          The Group as a lessor

The Group leases office building. The arrangements are in the nature of operating lease which is neither a sales-type nor direct-financing lease. As such, the underlying assets remain on the Group’s balance sheet at their carrying value and continue to depreciate based on the estimated useful life. Rental income is recognized on a straight-line basis over the rental period and recorded as “total revenues, net of rebates and discounts” in the consolidated statements of comprehensive income/(loss). The Group records an unbilled rent receivable, which is the amount by which straight-line rental income exceeds rents currently billed in accordance with the lease.

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

The Group generates revenues from various streams. Net revenues presented in the consolidated statements of comprehensive income/(loss) represent revenues from service and product sales net off sales discounts and rebates, value-added tax and related surcharges.

(I)            Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high - speed online acceleration services, online streaming and other access privileges. The membership fee is time-based and is collected up-front from subscribers. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipts of subscription fees are initially recorded as contract liabilities. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized rateably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated whether it acts as a principal or an agent in these transactions. The Group concluded it is the principal and accordingly presents revenue on a gross basis, as it controls the specified services before they are transferred to customers, establishes prices, bears credit risk, and is primarily responsible for fulfilling the performance obligations. Service fees levied by online system and mobile payment channels are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

(II)         Live streaming revenues

The Group operates live streaming platforms and provides an internet infrastructure where users can access the platform, interact with the streamers, and purchase virtual items which they can reward to streamers in the live streaming platform to show support or enhance communication and interaction with streamers.

The Group designs, creates and offers various virtual items for sales to users with pre-determined selling price. The Group evaluates and determines that it is the principal to fulfill all obligations related to the sales of virtual items, and views users to be its customers. The Group shares a proportion of proceeds from sales of virtual items with streamers and talent agencies based on revenue sharing arrangements, mainly to attract user traffic on the platform. The Group recognizes revenue from sales of virtual items to the users on a gross basis when the relevant virtual items are presented to the streamers or over the duration of stated period of the time-based virtual items. The Group does not have further obligations to the users after the virtual items are consumed immediately or after the stated period for time-based virtual items. The revenue sharing with streamers and talent agencies is accounted for as costs of revenues.

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

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(p)          Revenue recognition (Continued)

(IV)         Other internet value-added services revenues

(i)            Advertising revenues

The Group derives advertising revenues from online advertising. The contracts with customers may include combinations of various advertising formats to allow advertisers to place advertisements on different areas of the Group’s platforms. Each format of advertisements is considered as a distinct performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price. The Group recognizes revenue on a pro-rata basis for each performance obligation, ratably over the agreed period of display or upon the specified actions as requested by the customers are delivered.

When the Group has the latitude in establishing the price and is primarily responsible for delivering the advertising services by itself, the Group acts as the principal and recognizes revenue on a gross basis for the advertising contracts. Conversely, when the Group is not primarily responsible for the advertising arrangements by itself, it acts as an agent. In such cases, the Group recognizes its entitled share of the revenues in accordance with the cooperation agreements.

The Group provides sales rebates to customers, which are negotiated on a contract-by-contract basis. These sales rebates are accounted for as variable considerations and are estimated based on the most likely amount to be provided to customers.

(ii)         Online games distribution services

The Group enters into cooperation agreements with third party online game operators. The Group provides the third-party online game operators with platforms, which the online game operators can host the online games and users can purchase virtual currencies that can be used in games. The third-party online game operators are the principal in the provision of games to users, and the Group is mainly responsible for the provision of platforms, payment collection and market promotion services to the game operators.

Accordingly, the Group views the game operators to be its customers, revenue from such online games distribution services are recognized on a net basis based on a pre-determined portion of proceeds earned from users purchase virtual currencies, when the performance obligations are satisfied, which is generally when the users purchase the virtual currencies.

(q)          Sales and marketing expenses

Sales and marketing expenses comprise primarily salaries and benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses from operations amounted to approximately US$29,140,000, US$29,783,000 and US$63,338,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

(r)           General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including related share-based compensation), depreciation of property and equipment, professional service fees and other administrative expenses.

(s)           Research and development costs

Research and development expenses consist primarily of staff costs and share-based compensation expense for research and development personnel, bandwidth and server related costs incurred by research and development functions and other expenses that are directly attributable to the development of new technologies and products for the businesses of the Company. The Group expenses all research and development expenses as incurred.

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

According to the policy of the PRC State Tax Bureau, taxpayers in the productive service industry are entitled to claim 105% of the input tax incurred as tax credit in determining VAT payable for the year ended December 31, 2023. There was no similar policy for the years ended December 31, 2024 and 2025.

(u)          Employee benefits

Full-time employees of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIEs and VIEs’ subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts from operations for such employee benefits, which are expensed as incurred, were US$16,656,000, US$16,809,000 and US$19,505,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

(v)         Share-based compensation

Share-based awards granted are measured at fair value on grant date. For share-based awards granted with service-only condition, the Group elected to recognize compensation costs net of estimated forfeitures on a straight-line basis over the requisite service period, which is generally the same as the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment, unless in certain situations, the Group may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(w)          Government subsidies

The Group receives subsidies from the local PRC government for general use or purchase of equipment. General-use subsidies which are not subject to any conditions or specific use requirements are recorded as subsidy income in the consolidated statements of comprehensive income/(loss). Subsidies for purchase of equipment are recorded as deferred government grant when received, and are recorded as other income over the expected useful life of the assets after the related equipment has been purchased.

For the years ended December 31, 2023, 2024 and 2025, the Group’s government grants were in the form of cash and recognized upon receipt as further performance by the Group was not required.

(x)          Segment reporting

The Group’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”), who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group.

Upon completion of the acquisition of Hupu in May 2025, the Group started to report results of operations in two segments: (i) Xunlei, for the pre-existing business, and (ii) Hupu, for the newly acquired business.

The CODM changed to assess performance for each of the reportable segments and decide how to allocate resources based on segment total revenues and segment income from operations. The CODM uses segment total revenues and segment income from operations to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of each segment and in establishing management’s compensation. Bandwidth costs, employee benefits expenses, advertising and market promotion expenses, revenue-sharing costs and share-based compensation expenses are significant segment expenses identified by the Group.

No asset information is provided for reportable segments as no such information is provided to the CODM to evaluate the segment performance.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(x)          Segment reporting (Continued)

The table below provides a summary of the Group’s reportable segment results and the reconciliation from the segment income from operations to the consolidated income before income taxes for the year ended December 31, 2025. There were no material transactions between reportable segments for the year ended December 31, 2025.

(In thousands)	Xunlei	Hupu	Total
Subscription revenue	154,801	—	154,801
Live streaming revenue and others (Note a)	150,037	20,121	170,158
Cloud computing services and product revenue	137,451	—	137,451
Segment total revenues	442,289	20,121	462,410
Less:
Bandwidth costs	(141,866)	(961)	(142,827)
Employee benefits expenses	(107,594)	(7,010)	(114,604)
Advertising and market promotion expenses	(63,263)	(75)	(63,338)
Revenue-sharing costs	(57,282)	—	(57,282)
Share-based compensation expenses	(3,840)	—	(3,840)
Other expenses (Note b)	(66,837)	(7,052)	(73,889)
Segment income from operations	1,607	5,023	6,630
Interest income			3,262
Interest expense			(1,698)
Other income, net			1,038,131

Income before income taxes			1,046,325

Notes:

(a)	Others mainly comprised online advertising, online games and related distribution services, technical services and rental services.
(b)	Other expenses mainly comprised payment handling charges, depreciation and amortization charges, labor outsourcing expenses and professional service fees.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(x)          Segment reporting (Continued)

Pursuant to ASC 280, the Company has retrospectively recast the segment financial information for the years ended December 31, 2023 and 2024 to conform to the new segment structure as below. The Group operated under a single reportable segment in prior periods, the retrospective recast primarily involves reclassifying significant segment expenses and updating usage metrics. No changes were made to consolidated financial statements.

	Years ended December 31,
(In thousands)	2023	2024
Subscription revenue	119,343	133,680
Live streaming revenue and others (Note a)	122,157	86,141
Cloud computing services and product revenue	123,411	104,584
Segment total revenues	364,911	324,405
Less:
Bandwidth costs	(112,522)	(101,632)
Employee benefits expenses	(101,373)	(106,541)
Advertising and market promotion expenses	(29,140)	(29,783)
Revenue-sharing costs	(67,302)	(26,797)
Share-based compensation expenses	(9,676)	(2,453)
Other expenses (Note b)	(46,510)	(52,155)
Segment income from operations	(1,612)	5,044
Impairment of goodwill	—	(20,748)
Interest income	4,619	4,892
Interest expense	(1,514)	(728)
Other income, net	16,904	9,183

Income/(loss) before income taxes	18,397	(2,357)

Notes:

(a)	Others mainly comprised online advertising, online games and related distribution services, technical services and rental services.
(b)	Other expenses mainly comprised payment handling charges, depreciation and amortization charges, labor outsourcing expenses and professional service fees.

During the years ended December 31, 2023, 2024 and 2025, around 91%, 79% and 79% of total revenues of the Group were derived from mainland China, respectively. In addition, the Group’s long-lived assets are substantially located in the PRC, the amount of long-lived assets attributable to any other individual country was not material as of December 31, 2023, 2024 and 2025. Therefore, no geographical segments are presented.

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

(z)          Comprehensive income/ (loss)

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

(aa)        Profit appropriation and statutory reserves

The Group’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations. Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

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

(bb)         Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2023, 2024 and 2025. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(cc)        Recent accounting pronouncements

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this guidance as of January 1, 2025, and the adoption did not have a material impact on its consolidated financial statements (Note 22).

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

2.            Summary of significant accounting policies (Continued)

(cc)        Recent accounting pronouncements (Continued)

Recently issued accounting pronouncements not yet adopted

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

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted.

The Group is currently evaluating the impact of the above new accounting pronouncements or guidance on the consolidated financial statements.

3.            Business combinations

Acquisition of Hupu in 2025

On January 26, 2025, the Group entered into a definitive agreement to acquire 100% of equity interest of Shanghai Kuanghui for a total cash consideration of RMB500.0 million (approximately US$68,730,000).

Shanghai Kuanghui and its subsidiaries mainly focus on the operation of Hupu, which is a sports media and data platform in the PRC. The Group believes that the acquisition will enhance the Group’s long-term value by leveraging Xunlei’s user base and content transmission technology to monetize Hupu’s premium sports content and engaged community, while expanding Xunlei’s content ecosystem and diversifying revenue beyond its core content transmission business.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.            Business combinations (Continued)

Acquisition of Hupu in 2025 (Continued)

On May 31, 2025 (the “Acquisition Date”), the acquisition was completed. From the Acquisition Date, the financial results of Shanghai Kuanghui have been included in the Company’s consolidated financial statements.

The total consideration comprised (i) cash consideration of RMB400.0 million payable at closing, and (ii) deferred cash consideration of RMB100.0 million in nominal value, payable in two installments after closing: RMB80.0 million on the first anniversary of the closing date, and RMB20.0 million on the second anniversary of the closing date. The following table summarizes the fair value of the consideration transferred as of the Acquisition Date:

(In thousands)
Cash consideration paid at closing	55,876
Fair value of deferred consideration	12,854
Total consideration transferred	68,730

The deferred consideration is not subject to interest. The Acquisition Date fair value of the deferred consideration was estimated using the present value of expected future payments at a discount rate of 2.5%.

The deferred consideration is subject to a post-closing adjustment based on the net working capital of Shanghai Kuanghui as of the Acquisition Date. As of December 31, 2025, the carrying amount of the deferred consideration was US$12,598,000, of which US$9,850,000 was classified in the current portion and US$2,748,000 in the non-current portion of “Accrued expenses and other payables” (Note 15).

The following table summarizes the allocation of the consideration to the estimated fair values of assets acquired and liabilities assumed as of the Acquisition Date:

(In thousands)
Net assets acquired (including the cash acquired of US$3,742,000)	6,044
Intangible assets (Note 12):
- Customer relationships	17,379
- Brand name	10,016
- Technology	2,277
Deferred tax liabilities	(5,440)
Goodwill (Note 13)	38,454
Total purchase price	68,730

The Group used the multi-period excess earnings method to estimate the fair value of acquired customer relationships, which was determined as the present value of the excess earnings attributable to the asset at a discount rate of 19.5%. For the acquired brand name and technology, the relief-from-royalty method was applied, using royalty rates of 5.0% and 3.0%, respectively, and the fair values were estimated as the present value of the after-tax royalty savings at discount rates of 19.5%. Other key assumptions included forecasted revenue growth rates ranging from 2.0% to 6.8% and a customer attrition rate of approximately 10.0%.

Goodwill is calculated as the excess of the purchase price over the fair value of the identifiable net assets acquired. The goodwill of US$38,454,000 was assigned to the Hupu reportable segment and is primarily attributable to expected synergies from the assembled workforce and the anticipated benefits of post-acquisition business cooperation with Xunlei. Goodwill is not expected to be deductible for income tax purposes.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

3.            Business combinations (Continued)

Acquisition of Hupu in 2025 (Continued)

Direct acquisition-related costs were immaterial and expensed as incurred within “General and administrative expenses” in the consolidated statements of comprehensive income for the year ended December 31, 2025.

Pro forma revenue data and pro forma earnings data were not disclosed because the impact was immaterial.

Acquisition of Billionaire Pte. Ltd. (“Billionaire”) in 2024

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

Pro forma revenue data and pro forma earnings data were not disclosed because the impact was immaterial.

4.            Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2024 and 2025 primarily consist of the following currencies:

	December 31, 2024		December 31, 2025
		US$		US$
(In thousands)	Amount	equivalent	Amount	equivalent
RMB	585,376	81,434	613,776	87,323
US$	89,514	89,514	65,847	65,847
SGD	7,327	5,437	4,769	3,704
Hong Kong Dollar	7,296	940	992	128
Others	Not applicable	4	Not applicable	18
Total	—	177,329	—	157,020

As of December 31, 2024 and 2025, included in the cash and cash equivalents are time deposits with original maturities of three months or less of US$70,860,000 and US$42,600,000, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

5.            Short-term investments

(In thousands)	December 31, 2024	December 31, 2025
Time deposits	38,159	82,638
Investments in financial instruments	72,050	65,517
Total	110,209	148,155

6.            Accounts receivable, net

(In thousands)	December 31, 2024	December 31, 2025
Accounts receivable	33,920	69,884
Less: Allowance for current expected credit losses	(1,258)	(1,471)
Accounts receivable, net	32,662	68,413

The following table presents movement in the allowance for current expected credit losses:

(In thousands)	2023	2024	2025
Balance at beginning of the year	1,429	1,022	1,258
Additions	213	261	430
Reversals	(189)	—	(19)
Write-off	(408)	(8)	(228)
Exchange difference	(23)	(17)	30
Balance at end of the year	1,022	1,258	1,471

The accounts receivable due from the top 10 customers accounted for about 68% and 64% of the balance of accounts receivable as of December 31, 2024 and 2025, respectively. The following table summarizes customers with balances of accounts receivable which was greater than 10% of the Group’s total accounts receivable:

	December 31, 2024	December 31, 2025
Customer A	35%	24%
Customer B	*	11%

*Less than 10%.

7.          Inventories

(In thousands)	December 31, 2024	December 31, 2025
Hardware devices	1,077	995
Others	401	364
Less: Impairment	(223)	(956)
Total	1,255	403

Note:	The inventories written down were US$25,000 and US$470,000 for the years ended December 31, 2024 and 2025, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

8.            Prepayments and other assets

(In thousands)	December 31, 2024	December 31, 2025
Current:
Advances to suppliers	2,726	3,094
Receivable related to an asset disposal in 2019	3,199	3,257
Loans to employees (Note)	2,941	2,800
Rental and other deposits	2,589	784
Rent receivables	1,841	3,297
Others	2,985	5,134
Less: Allowance for current expected credit losses and impairment	(6,223)	(5,516)
Total	10,058	12,850
Non-current:
Loans to employees, non-current portion (Note)	2,216	1,832
Prepayments for acquisition of long-term investments	2,400	—
Advances to suppliers, non-current portion	718	494
Total	5,334	2,326

The following table presents movement in the allowance for current expected credit loss and impairment:

(In thousands)	2023	2024	2025
Balance at beginning of the year	10,667	6,186	6,223
Additions	—	299	49
Reversals	(100)	(169)	(112)
Write-off	(4,234)	(34)	(758)
Exchange difference	(147)	(59)	114
Balance at end of the year	6,186	6,223	5,516

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

9.          Long-term investments

(In thousands)	December 31, 2024	December 31, 2025
Equity investments with readily determinable fair values (Note a)	—	1,050,633
Equity investments without readily determinable fair values (Note b)	30,599	19,963
Total	30,599	1,070,596

Notes:

(a)	The balance represents the Group’s equity investment in Arashi Vision Inc. (“Arashi Vision”), a company incorporated in the PRC.

Prior to the initial public offering (“IPO”) of Arashi Vision, the investment did not have a readily determinable fair value and was accounted for under the measurement alternative in accordance with ASC 321, Investments — Equity Securities. As of December 31, 2024, the carrying amount of this investment was approximately US$20,029,000.

On June 11, 2025, Arashi Vision completed its IPO on the Shanghai Stock Exchange STAR Market (the “Listing”). Following the Listing, the investment is measured at fair value on a recurring basis, with changes in fair value recognized in “other income, net” in the consolidated statements of comprehensive income/(loss). The fair value of the investment is determined based on the closing quoted market price of Arashi Vision’s shares on the Shanghai Stock Exchange.

As of December 31, 2025, the Group held approximately 7.8% equity interest in Arashi Vision. As a pre-IPO shareholder of Arashi Vision, the Group is subject to a statutory lock-up obligation under the applicable PRC laws and regulations, pursuant to which it may not transfer its shares in Arashi Vision within one year from the date of the Listing. This lock-up obligation is attributable to the Group’s status as a pre-IPO shareholder and is not a restriction on the transferability inherent in the shares. Accordingly, this entity-specific lock-up obligation was not considered in the determination of the fair value of the investment as of December 31, 2025.

(b)	During the years ended December 31, 2023, 2024 and 2025, the Group recognized impairment losses of nil, US$1,407,000 and US$996,000, respectively, due to the deterioration of the investees’ operation performance, financial and liquidity position with no obvious upturn or potential financing solutions in the foreseeable future.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

10.          Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2024	December 31, 2025
Office building	47,154	47,419
Servers and network equipment	15,326	16,913
Furniture, fixtures and office equipment	2,001	2,074
Computer equipment	1,966	2,951
Motor vehicles	450	468
Building decoration and leasehold improvements	9,231	9,513
Total original costs	76,128	79,338
Less: Accumulated depreciation	(19,491)	(23,320)
Less: Accumulated impairment	(1,207)	(1,234)
Total	55,430	54,784

The impairment loss recognized on property and equipment for the years ended December 31, 2023, 2024 and 2025 was US$1,146,000, nil and nil, respectively.

Depreciation expense recognized for the years ended December 31, 2023, 2024 and 2025 are summarized as follows:

	Years ended December 31,
(In thousands)	2023	2024	2025
Costs of revenues	740	1,346	2,064
Research and development expenses	390	158	260
Sales and marketing expenses	7	—	2
General and administrative expenses	3,290	3,182	2,644
Total	4,427	4,686	4,970

11.         Operating lease assets (excluding land use rights) and lease liabilities

(a)	The Group as a lessee

The operating lease assets, represented the leased offices of the Group, are amortized over the lease terms, which are greater than 1 year but less than 3 years. Operating leases are as below:

(In thousands)	Office leases
Net book amount as of January 1, 2024	575
Additions	324
Amortization	(434)
Effect of foreign currency exchange differences	(15)
Net book amount as of December 31, 2024	450
Additions	2,706
Amortization	(1,046)
Modification	(217)
Effect of foreign currency exchange differences	50
Net book amount as of December 31, 2025	1,943

The amortization expenses for long-term operating leases were US$551,000, US$434,000 and US$1,046,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

11.         Operating lease assets (excluding land use rights) and lease liabilities (Continued)

(a)The Group as a lessee (Continued)

A charge of US$1,645,000, US$1,504,000 and US$780,000 was recognized in relation to short-term leases for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, the future minimum payment under non-cancellable short-term operating leases was US$151,000.

The weighted average discount rate related to operating leases was 5.1%, 3.7% and 3.0% as of December 31, 2023, 2024 and 2025, respectively. The weighted average remaining lease term were 2.0 years, 1.5 years and 2.0 years as of December 31, 2023, 2024 and 2025, respectively.

The total cash payments in respect of operating lease were US$2,386,000, US$1,407,000 and US$2,360,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

The undiscounted cash payments for the next five years as of December 31, 2025 is:

(In thousands)
2026	1,016
2027	696
2028	143
Total undiscounted payments	1,855
Less: effect of discounting	(117)
Discounted lease liabilities	1,738

(b)	The Group as a lessor

The Group’s operating lease arrangements as lessor expire at various dates through August 2040. The rental income was nil, US$2,511,000 and US$4,133,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

Maturities of undiscounted lease payments to be received were as follows:

(In thousands)
2026	3,667
2027	3,865
2028	3,881
2029	4,128
2030	4,073
Thereafter	27,983
Total undiscounted payments	47,597

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

12.          Intangible assets, net

	December 31,	December 31,
(In thousands)	2024	2025
Customer relationships	—	17,698
Brand name	—	10,201
Technology	3,869	6,189
Land use rights	4,932	5,044
Audio - visual license	5,456	5,579
Acquired computer software	3,662	3,953
Others	170	2
Total original costs	18,089	48,666
Less: Accumulated amortization	(9,779)	(13,429)
Less: Accumulated impairment	—	(2,515)
Total	8,310	32,722

During the years ended December 31, 2024 and 2025, the Company acquired intangible assets amounting to US$3,869,000 and US$29,672,000, respectively, in connection with a business combination, which was measured at fair value upon acquisition, details are included in Note 3.

For the year ended December 31, 2025, impairment charge of US$2,515,000 was recorded for the technology acquired from the business combination of Billionaire (Note 3). This impairment was triggered by the failure to achieve expected user acquisition targets following the acquisition, which resulted in the asset’s carrying value exceeding its recoverable amount.

Amortization expense recognized for the years ended December 31, 2023, 2024 and 2025 are summarized as follows:

	Years ended December 31
(In thousands)	2023	2024	2025
Cost of revenues	53	781	1,161
Selling and distribution expenses	—	—	1,407
General and administrative expenses	1,048	1,027	943
Research and development expenses	—	—	8
Total	1,101	1,808	3,519

The estimated aggregate amortization expense for each of the next five years as of December 31, 2025 is:

(In thousands)	Intangible assets
2026	3,879
2027	3,324
2028	3,144
2029	3,105
2030 and thereafter	19,270

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

12.          Intangible assets, net (Continued)

The weighted average amortization periods of intangible assets as of December 31, 2024 and 2025 are as below:

	December 31,	December 31,
(In year)	2024	2025
Customer relationships	—	10
Brand name	—	15
Technology	5	5
Land use rights	29	29
Audio-visual license	9	9
Acquired computer software	5	5
Others	3	3
Total weighted average amortization periods	10	11

13.          Goodwill

	December 31,	December 31,
(In thousands)	2024	2025
Beginning balance	20,826	—
Goodwill arising from the acquisition (Note 3)	—	38,454
Impairment of goodwill (Notes a and b)	(20,748)	—
Foreign currency translation adjustment	(78)	710
Ending balance	—	39,164

Notes:

(a)	The goodwill impairment of US$20,748,000 was recognized for the year ended December 31, 2024, primarily because the financial performance of the Company’s cloud computing business declined significantly in late 2024, which was assessed to be a sustained trend that has been reflected in the estimated future results from this business in the annual impairment test performed as of December 31, 2024.
(b)	As of December 31, 2025, the goodwill balance was entirely associated with the acquisition of Hupu (Note 3). The Group determined that Hupu constitutes a single reporting unit for purposes of goodwill impairment testing.

The Group performed a quantitative goodwill impairment assessment for the Hupu reporting unit as of December 31, 2025.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

13.          Goodwill (Continued)

The fair value of the Hupu reporting unit was estimated using an income approach, specifically a discounted cash flow (“DCF”) model. The DCF model is based on management’s cash flow projections over a five-year forecast period, with cash flows beyond the forecast period extrapolated using a terminal growth rate. The significant assumptions used in the DCF model include revenue forecast, operating margins, the discount rate, and the terminal growth rate. Revenue projections were developed based on the historical operating performance of Hupu, expected trends in the online advertising market, and management’s expectations regarding user engagement initiatives and business synergies with the Group. Operating margin projections were based on Hupu’s historical cost structure and anticipated operating efficiencies over the forecast period. A weighted average cost of capital (“WACC”) of 19.0% was used as the discount rate, which was estimated using market participant data including an analysis of comparable companies in the technology, media, and telecommunications sector, and reflects the risk profile of the Hupu reporting unit’s expected cash flows. A terminal growth rate of 2.0% was applied, determined with reference to the long-term expected inflation rate in the People’s Republic of China.

Based on the quantitative assessment, the estimated fair value of the Hupu reporting unit exceeded its carrying amount by approximately 7.5% as of December 31, 2025. As the Company’s market capitalization was below its consolidated net book value as of December 31, 2025, management also performed a reconciliation of the aggregate estimated fair values of the Company’s reporting units to the Company’s market capitalization. Based on the results of the impairment test and related reconciliation, the Group concluded that the estimated fair value of the Hupu reporting unit exceeded its carrying amount and no goodwill impairment was recognized for the year ended December 31, 2025.

Given that the estimated fair value of the Hupu reporting unit is not substantially in excess of its carrying amount, the Group performed a sensitivity analysis on the key assumptions used in the DCF model. An increase in the discount rate of 1.5%, with all other assumptions held constant, would result in the estimated fair value being approximately equal to the carrying amount of the reporting unit. Similarly, a reduction in projected revenue growth rates of 2.0% across the forecast period, with all other assumptions held constant, would also result in the estimated fair value approximating the carrying amount. Because the acquisition of Hupu was completed only seven months prior to the impairment testing date, the cash flow projections are based on limited operating history under the Group’s ownership and are subject to inherent uncertainty.

The estimation of fair value requires significant management judgment. Changes in circumstances or in management’s estimates and assumptions, including but not limited to revenue or operating margin underperformance relative to projected results, or unfavorable changes in market-based discount rates, could cause the estimated fair value of the Hupu reporting unit to fall below its carrying amount, and a material goodwill impairment charge may need to be recognized in future periods.

(c)	As of December 31, 2025, the accumulated goodwill impairment was US$20,748,000 (2024: US$20,748,000).

14.          Contract liabilities

(In thousands)	December 31, 2024	December 31, 2025
Current:
Membership subscription	38,479	40,276
Live streaming	953	1,720
Others	504	1,111
Total	39,936	43,107
Non-current:
Membership subscription	458	1,624
Total	458	1,624

Note:

Contract liabilities were related to unsatisfied performance obligations at the end of the year. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following period. The amount of revenue recognized that was included in contract liabilities balance at the beginning of the year was US$38,016,000, US$36,091,000 and US$39,580,000 for the years ended December 31, 2023 and 2024 and 2025, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

15.          Accrued liabilities and other payables

(In thousands)	December 31, 2024	December 31, 2025
Current:
Payroll and welfare	24,821	26,951
Tax levies	9,622	17,829
Deferred consideration payable for acquisition of Hupu	—	9,850
Payables for advertisement	5,488	9,825
Payables related to share repurchase	2,867	2,961
Payables for office building	2,046	244
Professional service fees	1,235	1,492
Legal and litigation related expenses (Note 26)	671	2,723
Payables to joint membership partners	1,491	3,561
Payables for acquisition of long-term investments	696	2,350
Others	3,156	3,548
Total	52,093	81,334
Non-current:
Deferred consideration payable for acquisition of Hupu	—	2,748
Rental deposits	480	782
Total	480	3,530

16.          Bank borrowings

	December 31,	December 31,
(In thousands)	2024	2025
Current:
Short-term bank borrowings (Note a)	1,391	33,652
Long-term bank borrowings, current portion (Note b)	696	3,557
Total	2,087	37,209
Non-current:
Long-term bank borrowings (Note b)	27,127	38,413
Total	27,127	38,413

Notes:

(a)	In April 2025, the Group entered into a short-term unsecured working capital loan facility with a bank in the PRC in the amount of RMB100,000,000. As at December 31, 2025, US$12,311,000 (RMB86,534,600) was drawn from the facility.

In August 2025, the Group entered into a short-term working capital loan facility with a bank in the PRC in the amount of RMB100,000,000, which was guaranteed by a subsidiary of the Company. As of December 31, 2025, US$14,227,000 (RMB100,000,000) was drawn from the facility.

In October 2024, the Group obtained a one-year term credit line up to RMB50,000,000 from a bank in the PRC. As of December 31, 2024 and 2025, US$1,391,000 (RMB10,000,000) and US$7,114,000 (RMB50,000,000) was drawn from the facility, respectively.

As of December 31, 2024 and 2025, the Group’s had short-term borrowings from banks with interest rates of 1.7% and 1.6% to 2.2% per annum, respectively. As of December 31, 2024 and 2025, the weighted average interest rate of these borrowings was 1.7% and 2.0% per annum, respectively.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

16.          Bank borrowings (Continued)

(b)	In May 2024, the Group obtained a long-term working capital loan facility from a bank in the PRC in the amount of RMB300,000,000 priced at the 1-year China LPR less 40 basis points on the drawdown date, which was pledged by the Group’s land use rights and building of Xunlei Tower. This loan facility was supplemented in May 2025 to the amount of RMB365,000,000.

RMB100,000,000 were drawn down in May 2024, December 2024 and May 2025, respectively, under the loan facility with three-year term, 5% of the principal shall be repaid semi-annually commencing from the 12th month following the loan disbursement, with the remaining outstanding principal repaid in full upon expiration of the 3-year term. The undrawn amount was RMB100,000,000 and RMB65,000,000 as of December 31, 2024 and 2025, respectively.

The outstanding long-term bank borrowings were US$27,823,000 (RMB200,000,000) and US$41,970,000 (RMB295,000,000) as of December 31, 2024 and 2025, respectively.

The scheduled maturities of bank long-term borrowings, including the portion due within one year which were recorded in “long-term bank borrowings, current portion”, as of December 31, 2025 are as follows:

(In thousands)	Principal amounts
Within 1 year	3,557
Between 1 to 2 years	4,197
Between 2 to 3 years	34,216
Total	41,970

17.          Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 shares of US$0.00025 par value per common share as of December 31, 2025. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2024 and 2025, there were 307,351,196 and 314,277,001 common shares outstanding, respectively.

18.          Repurchase of shares

In June 2023, the Board of Directors of the Company authorized a share repurchase program (the “2023 Share Buyback Program”), whereby the Company may repurchase up to US$20 million of common shares or ADSs over the next twelve months through various legally permissible means, including open market purchases at prevailing prices and algorithmic trading, privately negotiated transactions, block trades, or other methods depending on market conditions and in compliance with applicable regulations. During the year ended December 31, 2024, 1,340,774 ADSs (2023: 2,037,721) were purchased at an aggregate consideration of approximately US$2,137,000 (2023: US$3,585,000) under the 2023 Share Buyback Program.

In June 2024, the Board of Directors of the Company authorized another share repurchase program (the “2024 Share Buyback Program”), whereby the Company may repurchase up to US$20 million of common shares or ADSs over the next twelve months through various legally permissible means, including open market purchases at prevailing prices and algorithmic trading, privately negotiated transactions, block trades, or other methods depending on market conditions and in compliance with applicable regulations. During the year ended December 31, 2024, 2,831,005 ADSs were purchased at an aggregate consideration of approximately US$5,556,000 under the 2024 Share Buyback Program. During the year ended December 31, 2025, 434,939 ADSs (2024: 2,831,005) were purchased at an aggregate consideration of approximately US$951,000 (2024: US$5,556,000) under the 2024 Share Buyback Program.

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

During the years ended December 31, 2023, 2024 and 2025, the number of vested shares relating to the Terminated Plans was 320,000, nil and nil, and no share was forfeited relating to the Terminated Plans. As of December 31, 2025, the number of unvested shares relating to the Terminated Plans was nil.

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

In March 2023 and April 2024, the Board of Directors of the Company amended and restated the 2020 Plan, the maximum aggregate number of shares of the Company available for grant of awards was increased to 46,561,200 and 61,525,345, respectively. The number of shares available for such grants as of December 31, 2025 is 9,435,550 (2024: 16,581,260).

As of December 31, 2025, the restricted shares units (“RSUs”) granted to employees and officers (excluding those forfeited) under the 2020 Plan are only subject to service conditions, and follow various vesting schedules including: (i) one-half of the RSUs shall be vested on each anniversary of the vesting commencement date for two years thereafter; (ii) one-third of the RSUs shall be vested on each anniversary of the vesting commencement date for three years thereafter; (iii) two-third of the RSUs shall be vested on the second anniversary and one-third of the RSUs shall be vested on the third anniversary of the vesting commencement date; (iv) one-fifth of the RSUs shall be vested on each anniversary of the vesting commencement date for five years thereafter; (v) one-sixth of the RSUs shall be vested on the grant date, and the remaining RSUs shall be vested equally on each anniversary of the vesting commencement date for three years thereafter; (vi) the RSUs shall be vested immediately. Certain of the awarded shares were vested in an accelerated manner after grant.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.          Share-based compensation (Continued)

2020 share incentive plan (Continued)

A summary of the RSU activities under the 2020 Plan for the years ended December 31, 2023, 2024 and 2025 is presented below:

		Weighted-average
	Number of	grant-date fair
	restricted shares	value (US$)
Unvested as of January 1, 2023	16,858,050
Granted	12,485,750	0.36
Vested	(11,195,165)
Forfeited	(491,670)
Unvested as of December 31, 2023	17,656,965
Expected to vest as of December 31, 2023	13,242,724
Unvested as of January 1, 2024	17,656,965
Granted	3,764,500	0.32
Vested	(4,684,535)
Forfeited	(1,226,170)
Unvested as of December 31, 2024	15,510,760
Expected to vest as of December 31, 2024	11,633,070
Unvested as of January 1, 2025	15,510,760	0.78
Granted	8,910,710
Vested	(9,100,500)
Forfeited	(1,765,000)
Unvested as of December 31, 2025	13,555,970
Expected to vest as of December 31, 2025	10,166,978

Based upon the Company’s historical and expected forfeitures for restricted share units granted, the directors of the Company estimated that its future forfeiture rate would be 25% for employees and management.

Shenzhen Onething 2024 share incentive plan

On April 26, 2024, the Group adopted a share incentive plan for Shenzhen Onething (the “Shenzhen Onething 2024 Plan”), in order to provide incentives for employees contributing to the Group’s cloud computing business. In December 2024, 30% equity interest of Shenzhen Onething was transferred to certain plan participants or share incentive awards holding platforms established and controlled by the Group, at a nominal price, to facilitate the grant of RSUs under the Shenzhen Onething 2024 plan.

The awards granted under the Shenzhen Onething 2024 Plan are subject to both service conditions and performance conditions. Performance conditions include the occurrence of change of control of Shenzhen Onething or the successful completion of an initial public offering of Shenzhen Onething (“Liquidity Event”).

For the years ended December 31, 2024 and 2025, no share-based compensation expense was recognized in connection with the Shenzhen Onething 2024 Plan, as the satisfaction of the performance conditions was not considered probable as of the reporting date.

As of December 31, 2024 and 2025, although the aforementioned 30% equity interest had been transferred to plan participants or share incentive award holding platforms, the shares remained unvested and subject to forfeiture due to the unsatisfied vesting conditions. As a result, the Group continued to fully consolidate Shenzhen Onething, and no non-controlling interest was recognized in respect of the 30% equity interest.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

19.          Share-based compensation (Continued)

Shenzhen Onething 2024 share incentive plan (Continued)

Total compensation costs recognized for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Years ended December 31,
(In thousands)	2023	2024	2025
Sales and marketing expenses	48	19	—
General and administrative expenses	8,113	1,768	2,727
Research and development expenses	1,515	666	1,113
Total	9,676	2,453	3,840

Notes:

(i)	For the years ended December 31, 2023, 2024 and 2025, the compensation costs recognized in relation to the shares awarded under the Terminated Plans amounted to US$352,000, nil and nil, respectively.
(ii)	As of December 31, 2025, the total unrecognised share-based compensation amounted to US$18,960,000 (2024: US$11,132,100).

20.         Costs of revenues

	Years ended December 31,
(In thousands)	2023	2024	2025
Bandwidth costs	112,522	101,632	142,827
Revenue-sharing costs	67,302	26,797	57,282
Payment handling charges	8,494	12,741	18,025
Cost of inventories sold	5,911	4,162	918
Impairment loss on intangible assets	—	—	2,515
Service fees	868	1,885	5,425
Depreciation and amortization	793	2,127	3,225
Other costs	4,759	6,223	12,669
Total	200,649	155,567	242,886

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

21.          Other income, net

	Years ended December 31,
(In thousands)	2023	2024	2025
Fair value changes on long-term investments	—	—	1,032,989
Investment income from short-term investments (note)	4,354	4,413	4,133
Gains from reversal of long outstanding payables	6,831	3,549	—
Government subsidy income	2,360	1,057	1,160
Gains from the disposal of long-term investments and subsidiaries	—	862	1,128
Exchange gains/(losses), net	1,693	216	(1,206)
VAT deduction	840	—	—
Impairment on long-term investments	—	(1,407)	(996)
Others	826	493	923
Total	16,904	9,183	1,038,131

Note:

For the years ended December 31, 2023, 2024 and 2025, investment income from short-term investments comprised interest income of US$1,389,000, US$2,247,000 and US$1,564,000 from time deposits with original maturities of more than three months but within one year, and investment income of US$2,965,000, US$2,166,000 and US$2,569,000 from investments in financial instruments, respectively.

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

(iii)         Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Shenzhen Xunlei, Shenzhen Onething, Xunlei Computer, Shenzhen Xunlei Wangwenhua Co., Ltd. and Hupu Information were qualified as an HNTE, and enjoyed the preferential tax rate of 15% for the year ended December 31, 2025.

The majority of the remaining subsidiaries of the Group or VIEs’ subsidiaries in the PRC were qualified for small scale entities and have been granted certain tax concessions by tax authorities in the PRC for the year ended December 31, 2025.

According to a policy issued by the PRC State Tax Bureau, enterprises engaged in research and development activities are entitled to claim a super deduction of 175% of eligible research and development expenses incurred in a year as tax deductible expenses when calculating taxable income (“Super Deduction”), effective from January 1, 2018. Furthermore, beginning October 1, 2022, the super deduction rate was increased to 200%, allowing qualified enterprises to deduct 200% of eligible research and development expenses from taxable income for expenses incurred on or after that date.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Up to December 31, 2025, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that they have no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued or required to be accrued for the years ended December 31, 2023, 2024 and 2025.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2024 and 2025, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The current and deferred portions of income tax expenses/(benefits) included in the consolidated statements of operations are as follows:

	Years ended December 31,
(In thousands)	2023	2024	2025
Current income tax expenses	4,559	7,048	1,591
Deferred income tax benefits	(428)	(10,068)	(2,876)
Income tax expenses/(benefits)	4,131	(3,020)	(1,285)

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.          Taxation (Continued)

(v)          PRC Enterprise Income Tax (“EIT”) (Continued)

After the prospective adoption of ASU 2023-09 for the year ended December 31, 2025, the reconciliation of the Group’s reported income tax benefits to the theoretical tax amount that would arise using the statutory tax rate of the Company against the Group’s income before income taxes is as follows.

	Years ended December 31,
(In thousands)	2025
Income tax expenses at PRC statutory rate	261,581	25.0%
Foreign tax effects
Hong Kong
Statutory tax rate difference between Hong Kong and the PRC	(87,680)	(8.4)%
Unrealized gains from long-term investment	(170,050)	(16.3)%
Other	(63)	—
Other tax jurisdictions	664	0.1%
Tax credits
Effect of PRC preferential tax rates	(2,301)	(0.2)%
Effect of Super Deduction	(3,227)	(0.3)%
Nontaxable or nondeductible items	(304)	—
Change in valuation allowances	7,909	0.7%
Other adjustments	(7,814)	(0.7)%
Income tax benefits	(1,285)	(0.1)%

The reconciliation of total tax expenses/(benefits) computed by applying the respective statutory income tax rates to pre-tax income is as follows:

	Years ended December 31,
(In thousands)	2023	2024
Income tax expenses/(benefits) at statutory rate of 25% (based on statutory tax rate applicable to enterprises in the PRC)	3,965	(589)
Effects of different tax rates in different jurisdictions	1,615	(209)
Non-deductible expenses	306	3,239
Effect of Super Deduction	(3,609)	(3,600)
Effect of tax holidays and tax concessions on taxable income of subsidiaries incorporated in the PRC	(5,121)	(484)
Tax benefit from investment loss in a liquidating subsidiary of the VIE	—	(9,706)
Change in valuation allowance of deferred tax assets	7,170	8,190
Others	(195)	139
Income tax expenses/(benefits)	4,131	(3,020)

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

22.          Taxation (Continued)

(v)          PRC Enterprise Income Tax (“EIT”) (Continued)

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances of December 31, 2024 and 2025 are as follows:

(In thousands)	December 31, 2024	December 31, 2025
Deferred tax assets:
Net operating losses carried forward	57,516	57,572
Investment loss in a liquidating subsidiary of the VIE	9,598	—
Allowance for current expected credit losses	1,201	978
Impairment of long-term equity investments	485	443
Accruals and others	1,609	2,952
Valuation allowance	(59,421)	(51,340)
Total deferred tax assets, net of valuation allowance	10,988	10,605
Set-off provisions	(460)	(522)
Deferred tax assets, net	10,528	10,083

Deferred tax liabilities:
Acquired intangible assets	(905)	(5,851)
Others	(709)	(809)
Total deferred tax liabilities	(1,614)	(6,660)
Set-off provisions	460	522
Deferred tax liabilities, net	(1,154)	(6,138)

Valuation allowance was provided for net operating loss carryforwards from certain subsidiaries, the VIEs and VIEs’ subsidiaries because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of future taxable income of those companies. Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousands)	2023	2024	2025
Beginning balance	47,223	51,868	59,421
Additions	7,406	8,487	9,323
Reversals	(236)	(297)	(1,777)
Divestment of VIE’s subsidiaries	—	—	(16,576)
Exchange difference	(2,525)	(637)	949
Ending balance	51,868	59,421	51,340

As of December 31, 2025, the accumulated net operating loss of US$9,546,000 arising from the Group’s subsidiaries incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income. The remaining accumulated net operating loss of US$263,669,000, mainly arose from the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries established in the PRC, can be carried forward to offset future taxable income and will expire during the period from 2026 to 2035.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

23.          Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

(Amounts expressed in thousands of US$, except	Years ended December 31,
for number of shares and per share data)	2023	2024	2025
Numerator:
Net income	14,266	663	1,047,610
Less: Net (loss)/income attributable to the non-controlling interest	41	(552)	(655)
Net income attributable to Xunlei Limited’s common shareholders for basic/dilutive net income per share calculation	14,225	1,215	1,048,265
Denominator:
Weighted average number of common shares outstanding, basic	326,390,687	318,758,374	311,440,748
Dilutive effect of restricted share units	458,815	387,908	5,017,965
Weighted average number of common shares outstanding, diluted	326,849,502	319,146,281	316,458,713
Basic net income per share	0.0436	0.0038	3.3659
Diluted net income per share	0.0435	0.0038	3.3125

24.          Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related party	Relationship with the Group
Xiaomi Inc.	(Note a)
Shenzhen Xiaomi Information Technology Co., Ltd. (“Shenzhen Xiaomi”)	(Note a)
Shenzhen Xiaomi Jingming Technology Co., Ltd. (“Xiaomi Jingming”)	(Note a)
Beijing Xiaomi Electronics Co., Ltd. (“Beijing Xaiomi”)	(Note a)
Beijing Itui Technology Co., Ltd. (“Beijing Itui”)	(Note b)
Beijing Itui Online Network Technology Co., Ltd. (“Itui Online”)	(Note b)
Shenzhen Tengtao Technology Co., Ltd. (“Shenzhen Tengtao”)	(Note b)
Shenzhen Changsheng Chang Technology Co., Ltd. (“Shenzhen Changsheng”)	(Note b)
Chizz (HK) Limited (“Chizz”)	(Note b)
Beijing Xiaobu Technology Co., Ltd. (“Beijing Xiaobu”)	(Note b)

Notes:

(a)	In April 2020, Best Ventures Limited (“Best Ventures”, formerly known as Xiaomi Ventures Limited) ceased to be the shareholder of the Company as Best Ventures together with certain shareholders of the Company exchanged their common shares of the Company for the shares of Itui International Inc. (“Itui”). In addition, Best Ventures is entitled to certain veto rights in determining Itui’s voting on the Company. As a result, Best Ventures and the companies controlled by Best Ventures continued to be related parties of the Company.
(b)	A company controlled by Itui, the principal shareholder of the Company.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.          Related party transactions (Continued)

During the years ended December 31, 2023, 2024 and 2025, significant related party transactions were as follows:

	Years ended December 31,
(In thousands)	2023	2024	2025
Revenue from cloud computing services
Xiaomi Inc.	7,604	5,924	5,383
Beijing Itui	358	193	93
Revenue from advertising
Itui Online (note)	8,941	9,037	10,010
Shenzhen Xiaomi	13	—	137
Revenue from technical services
Shenzhen Xiaomi	354	709	635
Revenue from membership
Beijing Xiaomi	—	—	3
Rental income
Shenzhen Tengtao	—	48	36
Shenzhen Changsheng	—	52	12
Interest income
Chizz	724	1,029	1,020
Distribution costs
Beijing Xiaobu	39	—	—
Purchase of motor vehicles
Xiaomi Jingming	—	—	44
Marketing expenses
Shenzhen Xiaomi	—	—	2,063

Note:

Itui Online has been handling a majority of the Group’s advertising resources since May 2020, including negotiation and entering into contract with advertisers, matching the requirements of advertisers and dispatching the advertising content to Xunlei’s platforms, accordingly advertisers or advertising agencies are considered as customers of Itui Online and Itui Online is viewed as the customer of the Group.

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

24.          Related party transactions (Continued)

As of December 31, 2024 and 2025, the amounts due from/to related parties were as follows:

(In thousands)	December 31, 2024	December 31, 2025
Amounts due from related parties - current
Accounts receivable
Itui Online	9,268	10,403
Shenzhen Xiaomi	577	430
Xiaomi Inc.	1,493	1,593
Beijing Itui	177	87
Beijing Xiaomi	—	4
Other receivables
Chizz (note)	19,973	302
Other related parties (individual balance was less than US$10)	31	13
Total	31,519	12,832
Amounts due from a related party - non-current
Other receivables
Chizz (note)	—	19,826
Total	—	19,826
Amounts due to related parties
Other payables
Other related parties (individual balance was less than US$10)	17	8
Total	17	8

Note:

In September 2021, Xunlei Network provided a loan amounted to US$20 million to Chizz at an interest rate of 3% per annum for a term of 2 years. The loan was extended for another 2 years at an interest rate of 5.10% per annum in September 2023 and September 2025, respectively. Itui has been a co-debtor since the loan was extended in September 2025.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

25.          Fair value measurements (Continued)

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2024 and 2025.

Fair value measurements as of December 31, 2024
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Investments in structured deposits and wealth management products	72,050	—	72,050	—

Fair value measurements as of December 31, 2025
		Quoted prices	Significant
		in active market	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Investments in structured deposits and wealth management products	65,517	—	65,517	—
Long-term investments:
Equity investments with readily determinable fair values	1,050,633	1,050,633	—	—

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

As of December 31, 2025, future minimum payments under non-cancellable bandwidth contracts consist of the following:

(In thousands)	December 31, 2025
2026	39

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

26.          Commitments and contingencies (Continued)

Legal proceedings

The Group is involved in a number of cases pending in various courts and arbitrations. These cases are related to alleged infringement of intellectual property rights, labor disputes and other routine and incidental matters to its business, among others. Adverse results in these cases may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

27.          Concentration and risks

Concentration of customer risk

The top 10 customers accounted for approximately 31%, 32% and 30% of the net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, revenue from Customer A was US$53,920,000, US$46,646,000 and US$67,129,000, accounted for approximately 15%, 14% and 15% of the Group’s total revenues, respectively. Other than this, no revenue derived from transactions with any other single customer represented 10% or more of the Group’s total revenues.

Foreign exchange risk

The Group’s financing activities are denominated mainly in US$ and RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into the RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of the Company’s subsidiaries incorporated in the PRC, the VIEs and VIEs’ subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB.

Credit risk

As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held at reputable financial institutions in the jurisdictions where the Company, the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents, restricted cash and short-term investments.

Prior to entering into sales agreements, the Group performs ongoing credit assessments of its customers, taking into account their financial position, credit history and other factors such as current market conditions. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable for the years ended December 31, 2023, 2024 and 2025.

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

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

27.          Concentration and risks (Continued)

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see note 2(aa)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to US$174,952,000 as of December 31, 2025, or 13% of the Company’s total consolidated net assets. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, the VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

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

28.          Subsequent events

Disposal of equity interest in Shenzhen Onething

On March 3, 2026, Shenzhen Xunlei entered into definitive agreements to transfer an aggregate 50% equity interest in Shenzhen Onething for total cash consideration of RMB125.0 million (approximately US$18.1 million), comprising (i) 20% to Wuhan Kingsoft Cloud Information Technology Co., Ltd., a variable interest entity of Kingsoft Cloud Holdings Limited (Nasdaq: KC), for RMB50.0 million (approximately US$7.2 million), and (ii) 30% to Shenzhen Xinghan Zhilian Technology Co., Ltd. (“Xinghan Zhilian”), an entity controlled by members of Shenzhen Onething’s management, for RMB75.0 million (approximately US$10.8 million). The transaction closed on March 16, 2026.

As of December 31, 2025, Shenzhen Onething had total assets of US$74.4 million and net assets of US$34.1 million, and net income of US$1.9 million for the year then ended.

As a result of the transaction, the Company’s equity interest in Shenzhen Onething decreased from 70% to 20%, and the Company lost its controlling financial interest. The Company deconsolidated Shenzhen Onething effective March 16, 2026.

The Company expects to recognize a gain or loss on the deconsolidation in the first quarter of 2026 in accordance with ASC 810-10-40. As of the date of issuance of these financial statements, the Company has not completed the fair value assessment of its retained 20% interest and therefore cannot reasonably estimate the gain or loss.

As disclosed in Note 19, in 2024 and 2025 the Company granted share-based awards covering 30% of Shenzhen Onething’s equity to employees and management under the Shenzhen Onething 2024 Plan, subject to service conditions and performance conditions — either a liquidity event (defined as a change of control or initial public offering) or, for certain awards, solely an initial public offering. No share-based compensation expense was recognized in 2024 or 2025 as the performance conditions were not considered probable. The closing of this disposal transaction constituted a change of control and satisfied the liquidity event condition. The Company expects to recognize a cumulative catch-up adjustment of approximately US$4.7 million in share-based compensation expense in the first quarter of 2026 for those awards whose performance condition was satisfied.

Following the disposal, the Company considers Shenzhen Onething a related party due to its retained 20% equity interest and significant influence. Xinghan Zhilian is also a related party, as it is controlled by Mr. Hao Li (70%), Mr. Yingqiao Liu (13.33%), and Mr. Lei Wu (16.67%), members of Shenzhen Onething’s management.

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

The Company records its investment in its subsidiaries, the VIEs and VIEs’ subsidiaries under the equity method of accounting.

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2025.

Condensed Balance Sheets

(In thousands)	December 31, 2024	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	33,275	33,556
Short-term investments	14,225	7,815
Due from group companies	12,646	14,581
Prepayments and other current assets	1,008	1,629
Total current assets	61,154	57,581
Non-current assets:
Due from group companies	200,855	199,576
Investments in subsidiaries and consolidated VIEs	67,997	1,124,959
Total assets	330,006	1,382,116
Liabilities
Current liabilities:
Due to group companies	7,651	4,840
Income tax payable	35	2
Accrued liabilities and other payables	4,264	3,783
Total current liabilities	11,950	8,625
Total liabilities	11,950	8,625
Commitments and contingencies
Shareholders’ equity
Common shares	77	78
Treasury shares	16	15
Other shareholders’ equity	317,963	1,373,398
Total Xunlei Limited’s shareholders’ equity	318,056	1,373,491
Total liabilities and shareholders’ equity	330,006	1,382,116

Xunlei Limited

Notes to the consolidated financial statements

(Amounts in US dollars unless otherwise stated)

29.        Additional information: condensed financial statements of the Company (Continued)

Condensed Statements of Operations

	Years ended December 31,
(In thousands)	2023	2024	2025
Operating expenses
General and administrative expenses	(7,931)	(1,712)	(1,424)
Total operating expenses	(7,931)	(1,712)	(1,424)
Operating loss	(7,931)	(1,712)	(1,424)
Interest income	1,512	1,673	1,397
Interest expense	(93)	(93)	(93)
Other income/(loss), net	3,928	2,083	(1,689)
Income/ (loss) from subsidiaries and consolidated VIEs	16,948	(627)	1,050,119
Income before income tax	14,364	1,324	1,048,310
Income tax expenses	(139)	(109)	(45)
Net income	14,225	1,215	1,048,265
Net income attributable to Xunlei Limited’s common shareholders	14,225	1,215	1,048,265

Condensed Statements of Cash Flows

	Years ended December 31,
(In thousands)	2023	2024	2025
Other operating activities with external parties	(391)	1,143	(1,848)
Net cash (used in)/generated from operating activities	(391)	1,143	(1,848)
Loans to group companies	(188)	(7,081)	(5,710)
Repayment of loans from group companies	—	23	2,365
Other investing activities with external parties	2,031	15,464	6,425
Net cash generated from investing activities	1,843	8,406	3,080
Loans from group companies	3,150	—	—
Repayment of loans to group companies	—	(500)	—
Other financing activities with external parties	(4,687)	(7,693)	(951)
Net cash used in financing activities	(1,537)	(8,193)	(951)
Net (decrease)/increase in cash and cash equivalents	(85)	1,356	281
Cash and cash equivalents at beginning of year	32,004	31,919	33,275
Effect of exchange rates on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	31,919	33,275	33,556